Form 20-F
period 2003-12-31
FLAMEL TECHNOLOGIES SA
filed 2004-04-26
CIK 1012477

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

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

Parc Club du Moulin a Vent
33, avenue du Docteur Georges Levy
69693 Venissieux Cedex France

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Ordinary Share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d)of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

     21,391,590 Ordinary Shares, nominal value 0.122 Euros per Ordinary Share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]            No [   ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [   ]        Item 18 [X]

     As used herein, references to the Company, “we,” “us,” “our,” the Registrant and Flamel refer to Flamel Technologies S.A. and its consolidated subsidiary, Flamel Technologies, Inc., unless the context indicates otherwise. References to Shares herein refer to (i) the Ordinary Shares of Flamel, nominal value 0.122 Euros per Ordinary Share (the “Ordinary Shares”) and (ii) Flamel’s American Depositary Shares, each of which represents one Ordinary Share (“ADSs”). The ADSs are evidenced by American Depositary Receipts (“ADRs”). Ordinary Shares and ADSs are referred to herein as “Shares”.

     The following product or technology designations are trademarks of the Company: Asacard™, Agsome™, Genvir™, Micropump®, Medusa®, and ColCys®.

     Flamel publishes its financial statements in U.S. dollars. In this Annual Report, references to “dollars” or “$” are to U.S. dollars and references to “Euros” or “EUR” are to the currency of the European Union as used in the Republic of France. Except as otherwise stated herein, all monetary amounts in this Annual Report have been presented in dollars. Solely for the convenience of the reader, this Annual Report contains translations of certain Euro amounts into dollars at specified rates. See “Item 3. Key Information — Exchange Rates” for information regarding the rates of exchange between the Euro and the dollar in each of the previous five years.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

     This annual report contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the SEC or otherwise. The words “believe,” “expect,” “anticipate,” “project” and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations. Factors that could cause actual results to differ from expectations include, among others:

•	our product candidates, if approved for marketing, may not produce significant revenues and we rely on our partners to determine the regulatory and marketing strategies;

•	our product candidates, in commercial use, may have unintended side effects, adverse reactions or incidents of misuse;

•	we may enter into a collaboration with a third party to market or fund a proprietary product candidate and the terms of such a collaboration may not meet our expectations;

•	our delivery technologies or product development efforts may not produce safe, effective or commercially viable products;

•	our collaborators could elect to terminate or delay programs at any time and disputes with collaborators or failure to negotiate acceptable new collaborative arrangements for our technologies could occur;

•	we may be unable to manufacture or, if our products are successful, scale-up the manufacturing of our products economically or on a commercial scale;

•	unexpected events could interrupt manufacturing operations at our facilities, which could be the sole source of supply for these products;

•	after the completion of clinical trials of products incorporating our technologies and the submission to the FDA of a New Drug Application, or NDA, for marketing approval and to other health authorities as a marketing authorization application, the FDA or other health authorities could refuse to accept such filings or could request additional pre-clinical or clinical studies be conducted, each of which could result in significant delays, or such authorities could refuse to approve the product at all;

•	our product candidates could be ineffective or unsafe during pre-clinical studies and clinical trials and we and our collaborators may not be permitted by regulatory authorities to undertake new or additional clinical trials for product candidates incorporating our technologies, or clinical trials could be delayed;

•	we may experience significant delays in clinical trials on our products;

•	we may not realize any revenue from milestone or royalty payments under our license agreements with our partners, including Bristol-Myers;

•	even if our product candidates appear promising at an early stage of development, product candidates could fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical, fail to achieve market acceptance, be precluded from commercialization by proprietary rights of third parties or experience substantial competition in the marketplace;

•	technological changes in the biotechnology or pharmaceutical industries could render our product candidates obsolete or noncompetitive;

•	we may face difficulties or set-backs in obtaining and enforcing our patents or defending claims of patent infringement by others; and

•	we may need to raise substantial additional funding to continue research and development programs and clinical trials and could incur difficulties or setbacks in raising such funds.

     Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. Statements in this annual report including those set forth in “Risk Factors” in this report, describe factors, among others, that could contribute to or cause such differences.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

     Not applicable.

ITEM 2. Offer Statistics and Expected Timetable

     Not applicable.

ITEM 3. Key Information

     Selected Financial Data

     The selected consolidated financial data for each of the five years in the period ended December 31, 2003 are derived from the Consolidated Financial Statements of the Company, which have been prepared in accordance with U.S. GAAP and audited by Ernst & Young Audit, independent auditors. The selected consolidated financial data of the Company set forth below are qualified by reference to, and should be read in conjunction with, “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements and the Notes related thereto appearing elsewhere in this Annual Report.

Statement of Operations Data: *	1999	2000	2001	2002	2003
Revenues	$11,040	$10,902	$13,087	$18,406	$25,167
Cost and Expenses	(18,040)	(16,107)	(16,242)	(18,629)	(29,866)
Loss from Operations	(7,000)	(5,205)	(3,155)	(223)	(4,699)
Interest and other expenses, net	322	375	295	149	(426)
Other income				2,525	1,128
Income (loss) before income tax and the cumulative effect of a change in accounting principle	6,678	(4,834)	(2,860)	2,452	(3,997)
Income tax benefit (charge)	(16)	(50)	(14)	553	503
Cumulative effect on prior years (to December 31,1999) of changing method of revenue recognition **	—	(4,577)	—	—	—
Net income (loss)	$(6,694)	$(9,461)	$(2,874)	$3,005	$(3,494)
Earning (loss) per share before cumulative effect of change in accounting principle	$(0.52)	$(0.32)	$(0.18)	$0.19	$(0.20)
Basic earnings (loss) per ordinary share.	$(0.52)	$(0.62)	$(0.18)	$0.19	$(0.20)

Statement of Operations Data: *	1999	2000	2001	2002	2003
Diluted earnings (loss) per ordinary share	$(0.52)	$(0.62)	$(0.18)	$0.18	$(0.20)
Basic weighted average number of shares outstanding (in thousands).	12,939	15,331	16,198	16,198	17,762
Diluted weighted average number of shares outstanding (in thousands)	12,939	15,331	16,198	16,711	17,762
Dividends per share	—	—	—	—	—

*	(in thousands of US dollars, except per share data)

Balance Sheet Data*	1999	2000	2001	2002	2003
Cash and Cash equivalents	$5,210	$10,137	$5,309	$14,527	$109,617
Working capital***	4,257	7,948	7,338	12,202	102,867
Total assets	14,920	20,360	18,144	23,076	127,252
Long term liabilities (excluding deferred revenues)	2,358	1,891	1,299	2,329	3,123
Shareholders equity	9,067	10,882	7,509	12,286	92,061

*	(in thousands of US dollars)

**	The Company has historically recognized non-refundable technology access fees received from its collaboration agreements as revenue when received. In December 1999, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”. Among other things, SAB No. 101 describes the SEC staff’s position on the recognition of certain non-refundable up-front fees received in connection with research collaborations. The Company has evaluated the applicability of SAB No. 101 in conjunction with its existing collaborative agreements. As a result, effective January 1, 2000, the Company changed its method of accounting for the receipt of such fees to recognize revenue over the term of the related development period. The Company recorded the cumulative effect of a change in accounting principle of ($4,577,000) for the year ended December 31, 2000. For the years ended December 31, 2001 and December 31, 2000, the Company has recorded $2,812,000 and $1,508,000 of license and research revenue, which were included in the cumulative effect adjustment recorded on January 1, 2000.

***	(current assets — current liabilities)

Exchange Rates

     Flamel publishes its financial statements in dollars. However, currently a significant portion of the Company’s expenses are denominated in Euros. For information regarding the effects of currency fluctuations on the Company’s results, see “Item 5. Operating and Financial Review and Prospects.”

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

     The following table sets forth the high, low and average exchange rates for the Euro against the U.S. dollar in each of the last five years and in each of the previous six months.

Year Ended December 31,	High	Low	Average Rate[1]
Euro to U.S. Dollar:
2003	1.246	1.036	1.132
2002	1.0485	0.8594	0.9495
2001	0.9548	0.8388	0.8958
2000	1.0334	0.8269	0.9207
1999	0.9984	0.8465	0.9443

[1] Annual totals represent the average of the noon buying rates for Euros on the last business day of each month during the relevant period. Monthly totals represent the average of the noon buying rates for Euros for each business day during the relevant month.

Previous Six Months,:	High	Low	Average
Euro to U.S. Dollar:
March, 2004	1.229	1.214	1.221
February, 2004	1.285	1.243	1.264
January,2004	1.285	1.239	1.264
December, 2003	1.260	1.196	1.230
November, 2003	1.200	1.142	1.171
October, 2003	1.183	1.160	1.171

     The exchange rate for the Euro against the U.S. dollar as of March 31, 2004 was ¬ 1.2292 to $1.00. The Company makes no representation that Euro amounts have been, could have been or could be converted into dollars at any of the exchange rates referred to herein as of a given date.

Risk Factors

     Certain statements made in this Annual Report on Form 20-F are forward-looking statements based on our current expectations, assumptions, estimates and projections about our business and our industry. These forward-looking statements involve risks and uncertainties. Our business, financial condition and results of operations could differ materially from those anticipated in these forward-looking statements as a result of certain factors, as more fully described below and elsewhere in this Annual Report. The risks and uncertainties described below are not the only ones we face.

We depend on a few customers for the majority of our revenues, and the loss of any one of these customers could reduce our revenues significantly.

     We depend on a few customers and partners for the majority of our revenues, including Bristol-Myers Squibb Company, GlaxoSmithKline, Merck & Co., Inc., Servier and Biovail. The termination of our relationship with any of these major customers or partners, and our failure to broaden our customer base, could cause our revenues to decrease significantly and result in losses from our operations. Further, we may be unable to negotiate favorable business terms with customers that represent a significant portion of our revenues. If so, our revenues and gross profits, if any, may not grow as expected or may not grow at a rate sufficient to allow us to achieve profitability.

Our revenues depend on pharmaceutical and biotechnology companies successfully developing products that incorporate our drug delivery technologies.

     We market and sell our technologies to third parties, who incorporate our technologies into their products. We depend upon collaborative agreements with pharmaceutical and biotechnology companies to develop, test, obtain regulatory approval for and commercialize products that incorporate our drug delivery technologies. We currently have collaborative agreements with Bristol-Myers, Servier, GlaxoSmithKline, Merck, Corning Incorporated and a number of other pharmaceutical and biotechnology companies.

     The number of products that our partners successfully develop under these collaborative agreements will affect our revenues. We cannot control the timing and other aspects of the development or marketing by our pharmaceutical and biotechnology company partners of their products that incorporate our technologies. The failure of one or more of our partners to develop successful products that incorporate our technologies or to perform as we expect under our agreements with them could have a material and adverse impact on our revenues and profits. We face risks relating to our collaborative agreements, including risks that:

➢	our collaborative agreements may not result in any new commercial products;

➢	the existing commercial products developed under our collaborative agreements may not be successful;

➢	our pharmaceutical and biotechnology company partners may not successfully market any commercial products;

➢	we may not be able to meet the milestones established in our current or future collaborative agreements;

➢	we may not be able to successfully develop new drug delivery technologies that would be attractive to potential pharmaceutical or biotechnology company partners; and

➢	our collaborative partners may terminate their relationships with us.

Although products that incorporate our drug delivery technologies may appear promising at their early stages of development and in clinical trials, none of these potential products may reach the commercial market for a number of reasons.

     Successful research and development of pharmaceutical products is difficult and expensive and time consuming and many product candidates fail to reach the market. Accordingly, it is possible that products that incorporate our technologies may never reach the commercial market for any number of reasons. We intend to continue to enhance our current technologies and pursue additional proprietary drug delivery technologies. Our success will depend on the discovery and the successful commercialization of products that can utilize our drug delivery technologies. If products using our technologies fail to reach the commercial market, our revenues would be adversely affected, and we may be unable to increase our revenue.

     Even if our technologies appear promising during various stages of development, there may not be successful commercial applications developed for them because:

➢	they may be found to be ineffective or cause harmful side effects, or they may fail during pre-clinical testing or clinical trials;

➢	we may not find pharmaceutical or biotechnology companies to adopt the technologies;

➢	our pharmaceutical and biotechnology company partners may find that certain products cannot be manufactured on a commercial scale and, therefore, may not be economical to produce; or

➢	products that use our technologies also could fail to achieve market acceptance or be precluded from commercialization by proprietary rights of third parties.

We depend on key personnel to execute our business plan. If we cannot attract and retain key personnel, we may not be able to successfully implement our business plan.

     Our success depends in large part upon our ability to attract and retain highly qualified personnel. During our operating history, we have assigned many key responsibilities within our company to a relatively small number of individuals, each of whom has played key roles in executing various important components of our business. We do not have employment agreements with any of our key personnel, nor do we maintain material key person life insurance for any of our key personnel. If we lose the services of Dr. Gerard Soula, our Chief Executive Officer, Stephen Willard, our Chief Financial Officer and General Counsel, or Raphael Jorda, our Director of Manufacturing, we may have difficulty executing our business plan in the manner we currently anticipate. Further, because each of our key personnel plays more than one role in respect of numerous components of our business, the loss of any one or more of such individuals could have an adverse effect on our business.

Products that incorporate our drug delivery technologies are subject to regulatory approval. If our pharmaceutical and biotechnology company partners do not obtain such approvals, or if such approvals are delayed, our revenues may be adversely affected.

     In the United States, the federal government, principally the U.S. Food and Drug Administration (FDA), and state and local government agencies regulate all pharmaceutical products, including existing products and those under development. Our pharmaceutical and biotechnology company partners may experience significant delays in expected product releases while attempting to obtain regulatory approval for products incorporating our technologies. If they are not successful, our revenues and profitability may decline. We cannot control, and our pharmaceutical and biotechnology company partners cannot control, the timing of regulatory approval for any of these products.

     Applicants for FDA approval often must submit extensive clinical and pre-clinical data as well as information about product manufacturing processes and facilities and other supporting information to the FDA. Varying interpretations of the data obtained from pre-clinical and clinical testing could delay, limit or prevent regulatory approval of a drug product. Changes in FDA approval policy during the development period, or changes in regulatory review for each submitted new product application, also may delay an approval or rejection of an application. The FDA has substantial discretion in the approval process and may disagree with our or our partners’ interpretations of such data and information which also could cause delays of an approval or rejection of an application. Even if the FDA approves a product, the approval may limit the uses or indications for which a product may be marketed, or may require further studies. The FDA also can withdraw product clearances and approvals for failure to comply with regulatory requirements or if problems follow initial marketing.

     The FDA’s statutes, regulations or policies may change and additional government regulations or statutes may be enacted which could prevent or delay regulatory approval of biological and other drugs or medical devices. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the U.S. or abroad.

     Manufacturers of drugs also must comply with applicable Good Manufacturing Practices (GMP) requirements. If we or our pharmaceutical and biotechnology company partners cannot comply with these practices, the sale of our products or products developed by our partners that incorporate our technologies may be suspended. This would reduce our revenues and gross profits. We may not be able to comply with all of the applicable good manufacturing practices and other FDA regulatory requirements for manufacturing.

     If our products or products that incorporate our technologies are marketed in other jurisdictions, we and the partners with whom we are developing our technologies must obtain required regulatory approvals from foreign regulatory agencies and comply with extensive regulations regarding safety and quality. If approvals to market our products are delayed, if we fail to receive these approvals or if we lose previously received approvals, our revenues would be reduced. We may be required to incur significant costs in obtaining or maintaining foreign regulatory approvals.

We may face product liability claims related to participation in clinical trials or the use or misuse of our products or products that incorporate our technologies.

     The testing, manufacturing and marketing of our products or products that incorporate our drug delivery technologies may expose us to potential product liability and other claims resulting from their use. If any such claims against us are successful, we may be required to make significant compensation payments. Any indemnification that we have obtained, or may obtain, from contract research organizations or pharmaceutical and biotechnology companies conducting human clinical trials on our behalf may not protect us from product liability claims or from the costs of related litigation. Similarly, any indemnification we have obtained, or may obtain, from pharmaceutical and biotechnology companies with whom we are developing our drug delivery technologies may not protect us from product liability claims from the consumers of those products or from the costs of related litigation. If we are subject to a product liability claim, our product liability insurance may not reimburse us, or be sufficient to reimburse us, for any expenses or losses we may suffer. A successful product liability claim against us, if not covered by, or if in excess of, our product liability insurance, may require us to make significant compensation payments. These payments would be reflected as expenses on our statement of operations and reduce our earnings.

Our commercial products are subject to continuing regulation and we may be subject to adverse consequences if we fail to comply with applicable regulations.

     Even if our products receive regulatory approval, either in the United States or internationally, we will continue to be subject to extensive regulatory requirements. These regulations are wide-ranging and govern, among other things:

➢	adverse drug experience and other reporting regulations;

➢	product promotion;

➢	product manufacturing, including good manufacturing practice requirements;

➢	record keeping requirements;

➢	drug sampling and distribution requirements;

➢	electronic record and signature requirements; and

➢	product manufacturing and labeling changes or modifications.

     If we fail to comply with these laws and regulations, we may be fined or barred from selling our products. If the FDA determines that we are not complying with the law, it can:

➢	issue warning letters;

➢	impose fines;

➢	seize products or order recalls;

➢	issue injunctions to stop future sales of products;

➢	refuse to permit products to be imported into, or exported out of, the United States;

➢	suspend or limit our production;

➢	withdraw previously approved marketing applications; and

➢	initiate criminal prosecutions.

If our competitors develop and market drug delivery technologies or related products that are more effective than ours, or obtain regulatory approval and market such technology or products before we do, our commercial opportunity will be reduced or eliminated.

     Competition in the pharmaceutical and biotechnology industry is intense and is expected to increase. We compete with academic laboratories, research institutions, universities, joint ventures, and other pharmaceutical and biotechnology companies, including other companies developing drug delivery systems. Our Medusa® technology competes with technologies from companies such as Alkermes, Inc., SkyePharma plc and Enzon Pharmaceuticals, Inc. Companies with oral drug delivery technology that can compete with our Micropump® technology include Eurand International S.p.A., Biovail and Andrx Corporation. We also compete generally with other drug delivery, biotechnology and pharmaceutical and biotechnology companies that develop alternative drug delivery technologies or new drug research and testing.

     Many of these competitors have substantially greater financial, technological, manufacturing, marketing, managerial and research and development resources and experience than we do. Furthermore, acquisitions of competing drug delivery companies by large pharmaceutical companies could enhance our competitors’ resources. Accordingly, our competitors may succeed in developing competing technologies and products, obtaining regulatory approval and gaining market share for these products more rapidly than we do.

     Additionally, there could be new chemical entities that are being developed that, if successful, could compete against our technologies or products. Among the many experimental therapies being tested in the United States and in Europe, there may be some that we do not now know of that may compete with our drug delivery systems or products in the future. These chemical entities and new products may turn out to be safer or may work better than our technologies or products. Our collaborators could choose a competing drug delivery system to use with their drugs instead of one of our drug delivery systems.

If we cannot keep pace with the rapid technological change in our industry, we may lose business.

     Our success depends, in part, on maintaining a competitive position in the development of products and technologies in a rapidly evolving field. Major technological changes can happen quickly in the biotechnology and pharmaceutical industries. If we cannot maintain competitive products and technologies, our current and potential pharmaceutical and biotechnology company partners may choose to adopt the drug delivery technologies of our competitors. Our competitors may succeed in developing competing technologies or obtaining governmental approval for products before us, and the products of our competitors may gain market acceptance more rapidly than our products. Such rapid technological change, or the development by our competitors of technologically improved or different products, could render our drug delivery systems obsolete or noncompetitive.

Our products and technologies may not gain market acceptance.

     The competitive nature of our industry could adversely affect market acceptance of our products or the use of our drug delivery technologies. Even if we and our pharmaceutical and biotechnology company partners obtain the necessary regulatory approval to market our products and products that incorporate our technologies, our products and technologies may not gain market acceptance among physicians, patients, healthcare payers and the medical community.

     The degree of market acceptance of any product candidate or technology will depend on a number of factors, including:

➢	the effectiveness of our marketing strategy;

➢	demonstration of the clinical efficacy and safety of the product or technology;

➢	no evidence of undesirable side effects which delay or extend trials;

➢	no regulatory delays or other regulatory actions;

➢	its cost-effectiveness;

➢	its potential advantage over alternative treatment methods; and

➢	the marketing and distribution support it receives.

     If any of our products or technologies fail to achieve market acceptance, our ability to generate revenue will be limited, which would have a material adverse effect on our business.

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

     Any patent applications we may have made or may make relating to our potential products, processes and technologies may not result in patents being issued. Our current patents may not be valid or enforceable. They may not protect us against competitors that challenge our patents, such as companies that submit drug marketing applications to the FDA that rely, at least in part, on safety and efficacy data from our products or our business partners’ products (e.g., abbreviated new drug applications), obtain patents that may have an adverse effect on our ability to conduct business or are able to circumvent our patents. Further, we may not have the necessary financial resources to enforce our patents.

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

     Third parties may claim that the manufacture, use or sale of our drug delivery technologies infringe on their patent rights. If such claims are asserted, we may have to seek licenses, defend infringement actions or challenge the validity of those patents in court. If we cannot obtain required licenses, are found liable for infringement or are not able to have these patents declared invalid, we may be liable for significant monetary damages, encounter significant delays in bringing products to market or be precluded from participating in the manufacture, use or sale of products or methods of drug delivery covered by the patents of others. We may not have identified, or be able to identify in the future, U.S. and foreign patents that pose a risk of potential infringement claims.

     We enter into collaborative agreements with pharmaceutical and biotechnology companies to apply our drug delivery technologies to drugs developed by others. Ultimately, we receive license revenues and product development fees, as well as revenues from the sale of products incorporating our technology and royalties. The drugs to which our drug delivery technologies are applied are generally the property of the pharmaceutical and biotechnology companies. Those drugs may be the subject of patents or patent applications and other forms of protection owned by the pharmaceutical and biotechnology companies or third parties. If those patents or other forms of protection expire, are challenged or become ineffective, sales of the drugs by the collaborating pharmaceutical and biotechnology company may be restricted or may cease.

If we or our collaborative partners are required to obtain licenses from third parties, our revenues and royalties on any commercialized products could be reduced.

     The development of some of our products may require the use of technology developed by third parties. The extent to which efforts by other researchers have resulted or will result in patents and the extent to which we or our collaborative partners are forced to obtain licenses from others, if available, on commercially reasonable terms is currently unknown. If we or our collaborative partners must obtain licenses from third parties, fees must be paid for such licenses. These fees would reduce the revenues and royalties we may receive on commercialized products that incorporate our technologies.

If we use biological and hazardous materials in a manner that causes injury, we may be liable for significant damages.

     Our research and development activities involve the controlled use of potentially harmful biological materials, hazardous materials and chemicals, and are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of those materials and specified waste products. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. We currently do not maintain insurance coverage for environmental liabilities. If we fail to comply with environmental regulations, we could be subject to criminal sanctions and/or substantial liability for any damages that result, and any such liability could be significant.

Healthcare reform and restrictions on reimbursements may limit our financial returns.

     Our ability to successfully commercialize our products and technologies may depend in part on the extent to which the government health administration authorities, private health insurers and other third party payers will reimburse consumers for the cost of these products. Third party payers are increasingly challenging both the need for and the price of novel therapeutic drugs and uncertainty exists as to the reimbursement status of newly approved therapeutics. Adequate third party reimbursement may not be available for our drug products to enable us to maintain price levels sufficient to realize an appropriate return on our investments in research and product development, which could materially and adversely affect our ability to commercialize that particular drug. We cannot predict the effect that changes in the healthcare system, especially cost containment efforts, may have on our business. Any such changes may adversely affect our business.

Because we have a limited operating history, investors in our shares may have difficulty evaluating our prospects.

     We recorded the first commercial sales of products using one of our polymer technologies through our partner, Corning, in 1999. We have had no commercial sales to date of products incorporating either our Medusa® or Micropump® technologies. Accordingly, we have only a limited operating history, which may make it difficult to evaluate our prospects. The difficulty investors may have in evaluating our prospects may cause volatile fluctuations, including decreases, in the market price of our shares as investors react to information about our prospects. Since 1995, we have generated revenues from product development fees and licensing arrangements and royalties. Our business and prospects, therefore, must be evaluated in light of the risks and uncertainties of a company with a limited operating history and, in particular, one in the pharmaceutical industry.

If we are not profitable in the future, the value of our shares may fall.

     We have accumulated aggregate net losses from inception of approximately $59.9 million through December 31, 2003. If we are unable to earn a profit in future periods, the market price of our stock may fall. The costs for research and product development of our drug delivery technologies and general and administrative expenses have been the principal causes of our losses in prior years. Our ability to achieve profitable operations depends on a number of factors, many of which are beyond our direct control. These factors include:

➢	the demand for our technologies and products;

➢	the level of product and price competition;

➢	our ability to develop additional commercial applications for our products;

➢	our ability to control our costs;

➢	our ability to broaden our customer base;

➢	the effectiveness of our marketing strategy; and

➢	general economic conditions.

We may require additional financing, which may not be available on favorable terms or at all, and which may result in dilution of your equity interest.

     We may require additional financing to fund the development and possible acquisition of new drug delivery technologies and to increase our production capacity beyond what is currently anticipated. If we cannot obtain financing when needed, or obtain it on favorable terms, we may be required to curtail our plans to develop and possibly to acquire new drug delivery technologies or limit the expansion of our manufacturing capacity. We also may elect to pursue additional financing at any time to more aggressively pursue development of new drug delivery technologies and expand manufacturing capacity beyond that currently planned. Other factors that will affect future capital requirements and may require us to seek additional financing include:

➢	the development and acquisition of new products and technologies;

➢	the progress of our research and product development programs;

➢	results of our collaborative efforts with current and potential pharmaceutical and biotechnology company partners; and

➢	the timing of, and amounts received from, future product sales, product development fees and licensing revenue and royalties.

Our share price has been volatile and may continue to be volatile.

     The trading price of our shares has been, and is likely to continue to be, highly volatile. The market value of an investment in our shares may fall sharply at any time due to this volatility. In the year ended December 31, 2003, the closing sale price for our ADSs as reported on the Nasdaq National Market ranged from $3.74 to $42.85. In the year ended December 31, 2002, the closing sale price of our ADSs as reported on the Nasdaq National Market ranged from $1.22 to $4.85. The market prices for securities of drug delivery, biotechnology and pharmaceutical companies historically have been highly volatile. Factors that could adversely affect our share price include:

➢	fluctuations in our operating results;

➢	announcements of technological collaborations, innovations or new products by us or our competitors;

➢	governmental regulations;

➢	developments in patent or other proprietary rights owned by us or others;

➢	public concern as to the safety of drugs developed by us or others;

➢	the results of pre-clinical testing and clinical studies or trials by us or our competitors;

➢	litigation;

➢	decisions by our pharmaceutical and biotechnology company partners relating to the products incorporating our technologies;

➢	actions by the FDA in connection with submissions related to the products incorporating our technologies;

➢	the perception by the market of biotechnology and high technology companies generally; and

➢	general market conditions.

Our operating results may fluctuate, which may adversely affect our share price.

     Fluctuations in our operating results may lead to fluctuations, including declines, in our share price. Our operating results may fluctuate from period to period due to a variety of factors, including:

➢	demand by consumers for the products we produce;

➢	new product introductions;

➢	pharmaceutical and biotechnology company ordering patterns;

➢	the number of new collaborative agreements into which we enter;

➢	the number and timing of product development milestones that we achieve under collaborative agreements;

➢	the level of our development activity conducted for, and at the direction of, pharmaceutical and biotechnology companies under collaborative agreements; and

➢	the level of our spending on new drug delivery technology development and technology acquisition, and internal product development.

     Variations in the timing of our revenue and expenses could also cause significant fluctuations in our operating results from period to period and may result in unanticipated earning shortfalls or losses.

ITEM 4. Information on the Company

General Overview

     We are a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Our Micropump® technology is a multiparticulate technology for oral administration of small molecule drugs with applications in controlled-release, tastemasking and bioavailability enhancement. Our Medusa® nano-particulate technology is designed to deliver therapeutic proteins, peptides and small molecules. Our expertise in polymer science has also been instrumental in the development of a photochromic eyeglass lens product that was launched by Corning in 1999. Additionally, we have developed new herbicide delivery systems and have patented a biomaterial, ColCys®.

     Our Medusa® technology permits the long-acting controlled-release of proteins without the denaturation or other adverse effects on such proteins of certain other delivery systems. Our initial application of Medusa® is Basulin®, a long-acting insulin for the treatment of diabetes.

     Beginning in 1999, we worked with Novo Nordisk A/S to optimize the Medusa polymer and the insulin formulation to be delivered using our proprietary technology. As of March 12,

2002, we reacquired all rights to Basulin®. On August 27, 2003, we announced that we had entered into a license agreement with Bristol-Myers for Basulin®. The license agreement provides for an initial payment to us of $20 million and additional milestone payments that could reach $145 million and royalties on the sale of the product. Bristol-Myers also has assumed all costs of future clinical trials, development, registration and marketing of the product. Applications of Medusa® to other therapeutic proteins are in an advanced stage of pre-clinical development.

     We currently have three major products based on our Micropump® technology: Genvir, a controlled-release acyclovir for the treatment of genital herpes; Metformin XL, a controlled-release form of Metformin currently in development for use for the treatment of Type II diabetes; and Asacard™, a controlled-release formulation of aspirin for the treatment of cardiovascular disease. We are in active discussions with a number of potential partners for the further development and registration of our controlled-release Metformin. We have established a partnership with Biovail for the development and marketing of Genvir™ in the United States and Canada. We are in active discussions seeking to obtain a marketing partner for Asacard™.

     We have had a long-standing collaborative relationship with Corning to develop advanced polymeric photochromic materials for eyeglass lenses. We have enjoyed five years of royalties as a result of sales of this product. This is also the first product containing our technology to be commercialized. Pursuant to agreements with Monsanto Company, we have collaborated to develop a new herbicide delivery system to enhance the penetration of glyphosate, the world’s leading post-emergent herbicide marketed by Monsanto under the brand name Roundup®. Monsanto’s agreement with us in respect to this product has been terminated and we are free to work with other partners in the application of this technology to agricultural uses. Although ColCys®, a biomaterial for the prevention of post-surgical adhesions, has shown promise, we have slowed its development.

     To date, we have entered into licensing or partnership arrangements with six major corporations to commercialize products incorporating our technologies, to fund development work and, in selected cases, co-develop specific products.

     The Company was incorporated as a limited liability corporation (societe anonyme) under the laws of the Republic of France in August of 1990, and its shares were listed on EASDAQ and the NASDAQ Stock market in 1996. Flamel’s principal place of business is located at Parc Club du Moulin a Vent, 33, avenue du Docteur Georges Levy, 69693 Venissieux Cedex France, telephone number 011 33 (4) 72 78 3434. Flamel’s agent in the United States is Flamel Technologies, Inc., 2121 K Street, Suite 650, N.W., Washington, DC 20037.

The Need for Novel Delivery Systems

     Our polymer delivery systems are currently focused on the controlled release of therapeutic proteins and the oral administration of pharmaceutical drugs, primarily those that are best absorbed in the small intestine. The pharmaceutical industry utilizes drug delivery technologies as a tool to improve existing products as well as to overcome certain problems encountered in the development of new products. Drug delivery technologies enable pharmaceutical companies to improve the safety and efficacy profiles of innovative new therapeutic compounds, to improve patient compliance and acceptance of existing drugs, to expand therapeutic indications of an existing drug, and to gain competitive advantages for drugs facing patent expirations. It is estimated that pharmaceutical product sales utilizing advanced drug delivery technologies amounted to approximately $38 billion worldwide in 2002.

     Although significant work has been done on improved drug delivery, little of this knowledge has been applied to the agrochemical industry. We believe there is an opportunity in this industry for our technologies to be used toward developing improved agrochemical compounds that offer higher levels of efficiency and efficacy.

Business Strategy

     We aim to build on our core strength as a science based, market focused innovator of controlled release drug delivery systems. The key elements of our strategy that will enable us to build upon our strengths are as follows:

➢	maximize the potential of our existing drug delivery systems;

➢	develop or acquire additional drug delivery technologies;

➢	by identifying additional compounds for unmet medical needs;

➢	by developing new formulations of proprietary compounds that we receive from additional collaborators; and

➢	leverage capabilities of pharmaceutical partners for clinical development and commercialization.

     We believe that we have a competitive advantage in developing controlled-release formulations of proteins, peptides and small molecules that improve dosing, compliance and efficacy. We remain committed to focusing on our strengths. We will continue to partner our proprietary formulations with pharmaceutical companies with the clinical, regulatory and marketing resources to secure regulatory approval and to commercialize these pharmaceuticals successfully.

     Under our partner agreements, our pharmaceutical company partners typically assume responsibility for all clinical, regulatory and marketing costs and make payments to us at the time the agreement is signed and upon the achievement of significant technical, clinical and regulatory milestones. We also typically are entitled to receive ongoing royalty payments on the sales of pharmaceuticals that incorporate our technologies.

Medusa®: Delivery System for Therapeutic Proteins and Peptides

     Therapeutic agents based on biological proteins and peptides are becoming increasingly important. The worldwide market for currently approved biological protein and peptides is over $20 billion annually; the growth of this market is expected to be significant as new products are commercialized. In developing these products, a principal challenge is finding a suitable delivery system that can transport the protein or peptide to its site of action, release it at the optimal therapeutic rate, and protect it from being unduly degraded without denaturing it (i.e., causing a structural change that results in a loss of the properties that are linked to its precise structure).

     The scientific challenges to developing such a controlled-release process for protein-based drugs are significant. For a polymer-based delivery system, these constraints require a polymer that:

➢	can be metabolized by the human body into harmless substances;

➢	is compatible with the protein or peptide;

➢	keeps the structure of the protein intact;

➢	protects the therapeutic agent during transit and delivery; and

➢	has the required release properties once delivered.

     Responding to these scientific challenges and to what we believe is a significant market opportunity, we have developed Medusa®, a delivery system designed to deliver proteins and peptides in a controlled manner without denaturation. Our approach utilizes a novel nano-particulate system, combined with a customized polyaminoacid biopolymer, that meets the above conditions. We have developed a protein-like polyaminoacid composed of only two different amino acids. We tailor this polyaminoacid polymer to form nano-scaled particles spontaneously in water that entrap proteins without the use of solvents or any surfactants. This “self-assembly” process is critical in avoiding the denaturing of the proteins. We have shown in animal studies that our polyaminoacid polymer is neither immunogenic nor reactogenic. Further testing is necessary in each application of Medusa to a drug, including Basulin, to demonstrate that each product does not post a potential risk for human subjects.

Basulin®: Long-acting Basal Insulin Formulation

     Our first application of our proprietary Medusa® technology is a depot delivery formulation of insulin targeted to meet the long-acting, “basal” insulin requirements of diabetic patients.

Insulin Market

     Insulin serves to regulate the glucose level in the blood. In a non-diabetic person, the body produces insulin in large quantities after each meal to reduce the resulting high glucose level. The body also produces a small quantity of insulin every 15 minutes to ensure that a basal level of insulin is maintained throughout the day. To maintain similar control over their glucose levels, diabetics who need insulin also require two different types: a fast-acting insulin to be taken at meal times, and a long-acting insulin to maintain a constant minimum level of needed insulin, particularly throughout the night when patients do not inject insulin.

     The worldwide market for insulin is believed to be in excess of $4.0 billion annually. Of this total, long-acting basal insulin is estimated to constitute $2.0 billion or more in annual sales. In Type I diabetics (those with Insulin Dependent Diabetes Mellitus), basal insulin is projected to represent 40% of their required treatment. Type II diabetics (those with Non-Insulin Dependent Diabetes Mellitus) significantly out-number Type I diabetics and often require only basal insulin.

Our Basulin® is designed to address the long-acting basal insulin requirements of both of these groups.

     The Development of Basulin®

     Using our Medusa® delivery system, we have been able to form nano-particles of human insulin with our proprietary polyaminoacid polymer to produce a long-acting, injectable insulin formulation, Basulin®.

     In March 2003, we announced the results of our second European clinical study, designed to compare our optimized formulation of Basulin® with Lantus®, the marketed product widely recognized as the best long-acting product to treat Type I and Type II diabetes. The study showed that Basulin® released insulin during a twenty-four hour period at a constant rate with good bioavailability and excellent local tolerance. Theoretically, a profile with minimal peak and trough differences should minimize a diabetic’s hypoglycemia and hyperglycemia (low and elevated blood glucose levels) episodes, particularly during the first hours after insulin injections and during the sleeping hours. In diabetics, large variations in blood glucose levels over time can lead to serious, long-term complications including vision impairment, foot ulcerations and kidney failure. Minimizing the peaks and valleys of a diabetic’s blood glucose level is thought to prevent such serious long-term complications.

     We believe it is possible that Basulin® could be used (and injected) in combination with short-acting insulin, as it is administered at the biological pH level. This is a significant advantage in comparison to Lantus, which is administered at 4.5 pH. We expect that those diabetics who require both short-acting and long-acting insulin will greatly prefer Basulin® as a consequence.

     Among Basulin®’s many advantages; perhaps the most important is that Basulin® is a controlled release of human insulin, not artificial insulin such as Lantus®. The company’s goal with Basulin® is to deliver human insulin in order to reduce the risk of potential immune response which can be created by non-human insulin, such as artificial or animal insulins. This is especially important in the context of treating a chronic disease such as diabetes.

     In December 1999, we signed a development and licensing agreement with Novo Nordisk, a recognized world leader in insulin and diabetes care. Under the terms of the agreement, we worked with Novo Nordisk as directed by them. As of March 12, 2002, our agreement with Novo Nordisk was terminated and we do not expect any further revenues from Novo Nordisk for this project. On August 27, 2003, we announced that we had entered into a license agreement with Bristol-Myers for Basulin®. The license agreement provides for an initial payment to us of $20 million, and additional milestone payments that could reach $145 million and royalties on the sale of the product. Bristol-Myers also has assumed all costs of future clinical trials, development, registration and marketing of the product. See “ — Strategic Alliances — Bristol-Myers.” There can be no assurance that the product will achieve commercial development. See “Risk Factors.”

Other Products Based on the Medusa® Technology

     During 2003, we entered into partnerships with a number of major biotechnology and pharmaceutical companies for application of our technology. Confidentiality provisions in each agreement prevent disclosure of the partner or the product. We intend to seek to enter into additional partnerships for the application of our Medusa® technology in 2004.

     In a further effort to leverage our knowledge of Basulin® and the Medusa® technology, we have sought and received French government funding for research activity related to additional applications of our Medusa® technology. These are in the feasibility testing phase.

     We believe that the Medusa® delivery system has the potential to improve formulations of other important biological drugs. During 2003, research efforts continued to be focused on applying Medusa® to interferon alpha to develop a long-acting interferon product .We believe that the efficacy of interferon alpha, particularly in the treatment of Hepatitis C and cancer, can be improved if its half-life in the body can be extended. Initial studies in living animals have shown promising results. Pharmacokinetic studies in rats using the Sprague Dawley Rat model show a continued concentration of a Medusa-enhanced interferon alpha 2b for up to 96 hours, as compared to 8-12 hours for the conventional formulation.

     We estimate the worldwide market for interferon drugs to have been $3 billion in 2003, and we expect this market to grow in 2004 as researchers identify additional indications that may be treated effectively using interferon drugs, as such proposed treatments gain approval and as new suppliers emerge. In 2002, we estimate that interferon alpha formulations accounted for approximately 45% of the worldwide market for interferons. Based on the feasibility test results and the attractiveness of the commercial market, we plan to conduct a human trial of this product in the year 2004.

     In addition to interferon drugs, the Company expects to conduct clinical trails of other cytokines such as Interleukin-2 (IL-2) which remain the only treatment for advanced kidney cancer and could become an important adjuvant for vaccines. Based on the success of vaccines, IL-2 sales could reach $1.5 billion by 2010. We expect to perform initial human studies of IL-2 in 2004.

Micropump®: Delivery System for the Oral Administration of Drugs

     Our other drug delivery platform, Micropump®, is an oral multiparticulate technology with applications in sustained release, tastemasking and bioavailability enhancement.

     Micropump® provides a method of encapsulating microscopic-sized particles or granulates of a pharmaceutical compound with carefully selected polymers designed to achieve a desired pharmacokinetic profile. These microparticles have dimensions that are intended to control the absorption rate of the drug. Each microparticle acts as an independent drug delivery vehicle that slowly releases particles, since they can be “programmed” for each drug and each therapeutic indication by modifying the thickness and composition of the polymer coatings and the excipients encapsulated with the drug.

     We believe that Micropump® particles, which measure approximately 200 to 500 microns in diameter, can provide benefits in controlled release and in the tastemasking of bad tasting active materials. The latter use is particularly important where the microparticles are dosed in sachet or liquid suspension, or as rapidly dissolving tablets. In addition, we believe that our Micropump® technology can facilitate improvements in the bioavailability of certain drugs whose low solubility profile restricts both the rate and extent of absorption. We have demonstrated that the incorporation of certain hydrophilic excipients into the Micropump® particles leads to marked improvements in drug stability which may, in turn, lead to enhancement of bioavailability. We are currently pursuing this application for the Micropump® technology. Many new and effective drug compounds demonstrate poor stability characteristics, which can hamper the ability of these compounds to be successfully developed and commercialized. We believe that a drug delivery technology which has application in stabilizing such compounds would have significant value. The reformulation of existing compounds to incorporate such advantages would potentially extend the patent life of such compounds, which in itself would provide a major benefit to our partners.

     Micropump® technology has several other key attributes, including a high loading ratio of active ingredient to its polymer coating, thus allowing for conventional size tablets or capsules. This is important for some products, such as acyclovir, where large daily doses are required. The large number of microparticles contained in a tablet or capsule also enhances safety by avoiding the problem of dose-dumping (releasing all of the dose at one time/one place). Dose-dumping can give rise to side effects such as ulceration. In addition, changes in pH levels within a patient’s body have been shown not to affect the Micropump ® particle coating and this coating uses a class of material approved for pharmaceutical use by the FDA, which may accelerate testing and approval.

     Micropump® provides a method of encapsulating microscopic-sized particles or granulates of a pharmaceutical compound with carefully selected polymers designed to achieve a desired pharmacokinetic profile. These microparticles have dimensions that are intended to control the absorption rate of the drug. Each microparticle acts as an independent drug delivery vehicle that slowly releases particles, since they can be “programmed” for each drug and each therapeutic indication by modifying the thickness and composition of the polymer coatings and the excipients encapsulated with the drug.

     Products Based on the Micropump® Technology

     We believe that our Micropump® system is most appropriate for delivery of therapeutic compounds for which the small intestine is the optimal site of absorption and where the extension of mean plasma concentration time is important. We are currently developing the following drugs based on the Micropump® system:

1. Genvir ™ : Controlled-release Oral Acyclovir

     We have applied our Micropump® technology to develop a controlled-release formulation of acyclovir for the treatment of genital herpes.

     The Market for Anti-herpes Drugs

     We estimate the worldwide market for the treatment of herpes infections to have been approximately $1.7 billion in 2003. Acyclovir, including multiple generic formulations and Glaxo Smith Kline’s Zovirax®, is currently the leading drug for the treatment of herpes infections. Two relatively expensive, second-generation prodrugs of acyclovir, such as GlaxoSmithKline’s Valtrex (valacyclovir), have recently been gaining market share. These second-generation drugs address a principal weakness of acyclovir: its arduous dosing regimens. For the acute genital herpes and zoster indications, acyclovir needs to be taken five times per day; for chronic genital herpes indications, acyclovir needs to be taken twice per day. These second generation drugs have reduced the dosing schedule to three times per day for zoster, two times per day for acute genital herpes and one to two times per day for chronic genital herpes.

Controlled-release Acyclovir for Acute Genital Herpes

     Genvir™ is an oral drug also offering a twice per day dosing regime for the treatment of acute genital herpes. Using Micropump®, we have overcome the obstacles presented by the particular absorption characteristics of acyclovir to improve its pharmacokinetic profile and develop an effective, controlled-release formulation of the drug. Genvir™, with a dosing schedule equivalent to Valtrex and Famvir, is positioned as a second-generation treatment for acute genital herpes and as an alternative to the acyclovir prodrugs.

     As shown in its European phase III study, Genvir™ taken twice a day provides the same effective treatment for acute genital herpes as Zovirax (brand-name acyclovir) taken five times a day. The double-blind phase III clinical study of Genvir was conducted in France and Germany with 596 patients enrolled, 423 of whom were treated for an acute attack of genital herpes. In this study, Genvir 600mg taken twice a day was demonstrated to be therapeutically equivalent to Zovirax 200mg taken five times a day. The principal endpoint in the study was the percentage of patients with healed herpes lesions on the fifth day. The study concluded that 53.6% of Genvir-treated patients had healed lesions as compared to 45.7% of Zovirax-treated patients. Additionally, the occurrence of new herpes lesions in the Genvir-treated patients was less than in the Zovirax-treated patients. The safety profiles of both drugs were excellent and similar.

     In addition to this patient compliance advantage over regular acyclovir, we believe Genvir ™ will likely be priced significantly below the newer prodrugs when it enters the market. Genvir ™ will also have the added advantages of acyclovir’s long-standing record of efficacy and safety and entrenched prescribing and purchasing behaviors that favor acyclovir.

     On April 9, 2003, we announced that we had licensed rights to Genvir™ in the United States and Canada to Biovail. We anticipate using the data from these clinical trials for registration of Genvir outside the United States and Canada upon their completion.

2. Asacard™ 162.5mg: Controlled-release Cardiovascular Aspirin

     The first pharmaceutical product utilizing Micropump® is Asacard™, a controlled-release formulation of aspirin (acetylsalicylic acid, or ASA) specifically designed for the long-term treatment of cardiovascular diseases with thrombotic origin.

     We estimate that at least 9.5 billion doses of aspirin are consumed worldwide each year for cardiovascular treatment, making it the most widely used segment of the aspirin market. According to a significant body of published medical literature, a majority of people who have suffered a heart attack or stroke are advised to take aspirin daily, and many are expected to do so for the remainder of their lives. However, the long-term use of aspirin may give rise to gastrointestinal side effects, including stomach bleeding and stomach and intestinal ulcers. It is generally believed that these side effects are the principal obstacle to an even greater use of cost-effective aspirin for this indication.

     To avoid the adverse gastrointestinal side effects of aspirin, two approaches have been proposed to date: enteric coated aspirin and low-dose aspirin. We believe that neither approach provides a satisfactory solution. Enteric coated aspirin formulations attempt to reduce gastric side effects by preventing aspirin from touching the stomach wall, but this solves only a part of the problem. The use of low dose aspirin (75mg per day) is becoming increasingly popular, particularly in the United States. However, daily use of even low doses can give rise to gastrointestinal side effects and, more significantly, some published studies suggest that such low doses may not be effective.

     Responding to this need, we developed and patented Asacard™, a unique controlled-release, microencapsulated aspirin, based on our Micropump® technology. Asacard™ is designed to provide effective and safe therapy for cardiovascular treatment. Its efficacy for this indication comes from the release of aspirin into the circulatory system where it provides cardiovascular benefits similar to conventional aspirin formulations. We believe, however, that what differentiates Asacard™ from conventional aspirin is that it reduces gastrointestinal side effects. Asacard™ is the only aspirin formulation that significantly controls the rate of release of aspirin in the systemic circulation system, thus avoiding the major cause of gastrointestinal problems. Additionally, its microparticle coating protects the stomach and intestine linings from direct contact with the aspirin.

     Given current U.S. medical practice that favors the lower, 75mg doses of aspirin for cardiovascular disease and the costs of required U.S. clinical testing, we have deferred plans to further develop this product. The U.S. patent for Asacard™ was issued in 1997. Recently, however, increasing interest has been expressed in licensing this product and we are engaged in discussions in an effort to seek a partner for a controlled-release, micro-encapsulated product.

3. Other Products Based on Micropump® Technology

     From time to time we have conducted Micropump® feasibility studies on other proprietary therapeutic compounds under limited, confidential agreements with the pharmaceutical companies owning the rights to these compounds. We are currently conducting several confidential studies in partnership with a number of undisclosed pharmaceutical companies. No new products have yet emerged from the research done on these compounds. We will continue to seek additional partnerships to conduct feasibility studies in the future.

Photochromic Materials

     Our expertise in polymer science has led to a long-term collaborative relationship with Corning. Under a contract research arrangement that has existed since 1994, we have worked with Corning to produce two generations of material for photochromic lenses. In 1998, we entered into a long-term collaboration and development agreement with Corning that replaced the existing contract research relationship. See “— Strategic Alliances — Corning: Photochromic Materials.”

     Photochromic lenses automatically darken in the presence of sunlight and then revert to clear when indoors. These eyeglass lenses, which are based on mineral material, have been available for over 20 years, and Corning has been the dominant worldwide supplier of these lenses since their introduction. However, as eyeglass lenses have been increasingly made with plastic materials, there is a strong and growing demand for photochromic lenses based on polymer (plastic) materials. We believe that Corning, which is building an existing franchise and business expertise in the eyeglass lens market, is well positioned to compete effectively in the worldwide market for polymer-based photochromic lens material.

     During 1999, Corning launched SunSensor™, a new, competitive photochromic eyeglass lens product containing our technology. We began receiving royalties on the sales of this product late in 1999. The amount of future royalties related to this and other potential products resulting from this collaboration is dependent on Corning’s marketing success.

     Under terms of our current agreement with Corning, we will continue to receive research and development payments for our work performed under the agreement. In the future, we will receive royalties on sales of all products that contain intellectual property developed by the collaboration. See “— Strategic Alliances — Corning: Photochromic Materials.”

Agsome™: Delivery System for Agrochemical Active Ingredients

     Several years ago, we launched an effort to apply our know-how in the controlled-release of biopharmaceuticals to the delivery of agrochemical products. Agsome®, a patented agrochemical active ingredient delivery system, resulted from these efforts.

     The Agsome™ technology encapsulates active agrochemical ingredients into nano-scaled particles in order to improve their delivery and performance. The resulting increase in efficiency of the agrochemical compounds reduces the amount of required active ingredient. This potentially results in lower costs for both producer and user. We believe that the use of less agrochemical active ingredients also could have a positive environmental impact.

     To advance our Agsome™ technology, we collaborated with one of the worldwide leaders in the agrochemical business, Monsanto. Initially, we signed a limited agreement with Monsanto Europe to apply this technology to the leading herbicide, glyphosate, a product commercialized by Monsanto under the brand name Roundup®. Late in 1997, we entered into a worldwide agreement with Monsanto that expanded the scope of our collaboration and extended the agreement to all agrochemical active ingredients.

     In 1998, the Agsome™ technology, as applied to glyphosate herbicide, was validated in greenhouse trials by Monsanto. Also in 1998, our collaboration produced seven patent applications related to Agsome technology, particularly as applied to glyphosate herbicide, which are owned by Monsanto. Monsanto is required to pay us royalties if it uses any of this technology in its products.

     In August 1999, Monsanto terminated its funding of the joint development efforts for an enhanced formulation of glyphosate herbicide pursuant to this agreement.

     ColCys® Biomaterials

     We have developed a novel and proprietary family of biomaterials based upon collagen-cystine called ColCys®, which is composed exclusively of naturally occurring molecules. Collagen materials extracted from various animals are widely used as implantable devices in such fields as plastic and abdominal surgeries.

     Collagen is a protein abundantly present in humans and animals and is an excellent building block for designing polymers that are compatible with living animal tissue. However, during extraction and purification processes, collagen typically loses the essential part of its mechanical properties. Our proprietary technology grafts cystine molecules onto individual strands of collagen. The molecules are subsequently crosslinked through simple oxidation/ reduction reactions to form a network between the collagen chains. This network formation mimics that of keratin, a natural building block found in the body’s hair and nails. This unique crosslinking technology provides enhanced mechanical properties and a more controllable rate of biodegradation compared with other crosslinking methods that utilize toxic chemical agents such as gluteraldehyde. By controlling the level of crosslinking, the materials’ mechanical properties and their speed of biodegradation can be tailored to meet the needs of different applications. ColCys® biomaterials can be prepared in the form of fluids, hydrogels, molded parts, cast films, or coatings, each of which has the ability to be crosslinked either before implantation or in vivo.

     ColCys® biomaterials’ enhanced mechanical properties and more controllable rate of biodegradation appear to make them well suited for medical implant applications.

     ColCys® for Post-Surgical Adhesion Prevention

     We have considered a number of potential applications for ColCys®, including use in soft tissue surgical adhesives and, most recently, barriers for the prevention of post-surgical adhesions. With a potential worldwide market that we estimate to be $700 million to $1 billion annually, this application for the prevention of post-surgical adhesions has the largest market potential. Therefore, we have focused our efforts developing a ColCys® film that can prevent the formation of adhesions following surgical procedures.

     Due to the internal trauma and resulting scarring related to many surgical procedures, unwanted attachments (usually fibrin bands), known as adhesions, form between internal organs and/or surfaces of the body. These adhesions can give rise to excessive and long lasting pain, as well as hinder the organs from functioning properly. Various studies looking at gynecological and abdominal procedures have shown that adhesions occur in 55% to 100% of the cases examined. These two areas of surgery represent over four million procedures each year in the United States alone.

     There are a number of different products currently marketed for adhesion prevention, but they have achieved little success primarily because they do not provide a satisfactory, high level of reliability. We believe that for a product to be widely accepted as a preventive for post-surgical adhesion growth it must be consistently effective, i.e., effective more than 80% of the time. Without this high level of assurance, surgeons appear to be reluctant to use it and those paying for medical services may have difficulty justifying the related added cost. By tailoring ColCys’ mechanical properties and rate of biodegradation, we believe that we have the potential to produce a film, gel or spray that is better suited for adhesion prevention than other competing products under development.

     Further pre-clinical development efforts and external studies are necessary prior to moving into pivotal clinical studies.

Strategic Alliances

     In order to efficiently develop and apply our technologies and effectively commercialize the resulting products, we have entered into, and intend to continue to enter into collaborative arrangements with large biotechnology and pharmaceutical company partners. Such arrangements typically provide funding for development work and access to target compounds and related know-how and, ultimately, provide distribution capabilities for any resulting products. Such arrangements generally include termination provisions in the event either party decides that, for strategic or other reasons, it does not wish to pursue the alliance. We outline our existing agreements below:

Bristol-Myers Squibb

     On August 27, 2003, we announced that we had entered into a licensing agreement with Bristol-Myers for Basulin®. The license agreement provides for an initial payment to us of $20 million, and additional milestone payments that could reach $145 million plus royalties on the sale of the product. Bristol-Myers also has assumed all costs of future clinical trials, development, registration and marketing of the product.

Biovail

     On April 9, 2003, we announced that we entered into an agreement with Biovail to license our Genvir product for the United States and Canada. We retained the rights to the product in the rest of the world. Under the agreement, Biovail is responsible for all development, clinical and regulatory costs associated with the filing and approval of the product in the U.S. and Canada. Biovail is also responsible for all expenses associated with the marketing, sales, advertising and promotion of the product in these markets. No other terms of the agreement have been disclosed.

GlaxoSmithKline

     On June 18, 2002, we entered into a licensing agreement with GlaxoSmithKline for application of our Micropump® technology to a sachet formulation of Augmentin®, a widely used antibiotic. We received $1.5 million upon signing of the agreement and total payments of $3.9 million during the year 2002. In 2003, the company recognized as licensing fees the remaining amount of the upfront payment of $1.4 million. On October 20, 2003, our agreement with Glaxo SmithKline for the sachet formulation of Augmentin® was terminated and we do not expect any further revenues from GlaxoSmithKline on this project. We intend to seek to license our technology to a new marketing partner in the future.

     On March 28, 2003, we announced that we licensed our Micropump® technology to GlaxoSmithKline for an undisclosed product. On January 5, 2004, Flamel received a payment of a $2 million milestone with respect to this license agreement after meeting the necessary technical success requirements. Based on the continued successful development and commercialization of this formulation, GSK and Flamel estimate payments to Flamel could range up to $45 million by the end of the first year following launch, of which $25 million is attributable to the product reaching certain milestones. Flamel may also participate in the manufacture of product. Additional terms of the agreement have not been disclosed.

Servier

     On January 11, 2002, we announced that we entered into a licensing agreement with Servier for application of our Micropump® technology to an ACE inhibitor that is proprietary to Servier. We received $3 million upon signing of the agreement and total payments of over $10 million during the 2002. In 2003, we received an additional $1,283,000 in research and development revenues and we recognized one milestone payment of $ 484,000 million as licensing revenue. Further terms of the agreement have not been disclosed.

Merck & Co.

     Effective September 30, 2001, we entered into a licensing agreement with Merck for an undisclosed class of products. No other terms of the agreement have been disclosed.

Corning: Photochromic Materials

     Corning France, on its own behalf and representing Corning Incorporated and Corning Europe Inc., entered into an agreement with us in March 1994 for the co-development of proprietary, polymer-based photochromic eyeglass lens material to be sold by Corning to manufacturers of ophthalmic lenses worldwide. Under this agreement, from March 1994 to February 1998, Corning financed our related research and development costs. This agreement also entitled us to royalty payments based on Corning’s net sales, if any, of ophthalmic products that contained materials developed in conjunction with us.

     On December 31, 1998, we entered into a new, long-term collaboration and development agreement with Corning S.A. and Corning Incorporated that expanded the scope and applicability of the earlier agreement. Under this new agreement, Corning owns all intellectual property developed with us. However, under specified conditions, we will have the right to use technology developed under the collaboration for applications other than photochromic eyeglass lenses or sunglass lenses. While we previously were entitled to receive royalties on the sales of all products containing intellectual property resulting from the collaboration, the new agreement provides for an increase in royalties on sales of certain products. We received an initial $2.0 million payment and will continue to receive periodic payments from our research and development work under an annually agreed upon work program.

     In 1999, Corning launched its first photochromic plastic eyeglass lens product developed in collaboration with us, and we began receiving quarterly royalty payments under this agreement. The year 2003 was the fourth full year of royalties for us for this product, and we received approximately $719,000 in royalties. We also received periodic payments for our research and development efforts under this agreement. Also in 2003, as in prior years, we sold Corning quantities of photochromic material needed for the production of the new lens product.

     Manufacturing

     On December 31, 1996, the Company acquired a 50,000-square foot pharmaceutical production facility located in Pessac, France from SmithKline. See “Item 4. Key Information — Description of Property.” As part of the acquisition, Flamel employed forty-two experienced plant personnel and entered into a three-year toll manufacturing agreement with SmithKline for cimetidine formulations. The Company has consistently met SmithKline’s production requirements. The agreement was extended through the year 2003 and the parties have agreed to extend this manufacturing arrangement for at least another year.

     The Pessac facility provides the Company with the capability to manufacture its pharmaceutical products. Since acquiring the facility, the Company has completed certain modifications to the facility, including the addition of a new manufacturing suite with state-of-the-art spray-coating equipment. The Company believes that the facility and its operations are in substantial compliance with “Good Manufacturing Practice (“GMP”) requirements, and the facility is approved by European drug agencies for production of certain pharmaceutical products, including commercial quantities of the Company’s microencapsulated drugs. Such approval qualifies the Company to manufacture certain approved pharmaceutical products for sale in most countries in Europe. In 1999, a new clean room needed for the synthesis of the Basulin® biopolymer was added to the Pessac facility, and was further enhanced in the year 2000.

     During 2003, our chemical production activities were conducted using highly specialized equipment installed at our pilot plant in a leased facility in Venissieux, France. In 1999, 2000 and 2001, we produced commercial quantities of photochromic material for Corning at this leased facility. We sold our interest in this facility and equipment in January and February of 2003 generating a gain of $376,000. Corning will obtain its requirements for photochromic polymers from other sources as of this date.

     In addition to production activities related to its core businesses, Flamel is attempting to build on its capabilities and experience with GlaxoSmithKline and other pharmaceutical customers. With its experienced workforce and current GMP operations, the Company can provide clinical batch manufacturing, process scale-up services and toll manufacturing of solid dosage forms, as well as provide analytical services for contract customers.

Patents and Proprietary Technology

     Patents and other proprietary rights are important to our business. As a matter of policy we seek patent protection of our inventions and trademarks and also to rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. Generally, we first file a patent application covering an invention in France and then file counterpart applications for the invention within one year in other countries.

     Since inception, we have been granted 200 patents, including 21 in the United States and 179 worldwide. Among others, these include French patents that relate to microencapsulated aspirin, methods of producing polyaminoacids for use in delivering proteins and peptides, and patents on certain ColCys® biomaterials. In the case of the French patents, we currently have counterpart patents or patent applications pending in other European nations, Japan and the United States. We have several additional patent applications pending in France, other European nations, Japan, the United States and some additional countries.

     In 2003, we were granted 22 new patents (1 in the United States and 21 worldwide). Throughout 2003, we filed for 16 new patents (6 in France and 9 international, including the United States and 1 in Hong Kong). In 2004, we intend to rationalize our patent portfolio by giving up some patents which we believe are peripheral to our core business.

     We can offer no assurance that any patents issued to us will provide us with competitive advantages or will not be infringed, challenged, invalidated or circumvented by others, or that the patents or proprietary rights of others, will not have an adverse effect on our ability to do business.

     There can be no assurance that we will be granted patents in respect of the claims in any of our currently pending or future patent applications, and we can offer no assurance that in the event any claims in any of our issued patents are challenged by one or more third parties, that any court or patent authority ruling on such challenge will determine that such patent claims are valid and enforceable or sufficiently broad in scope to protect our proprietary rights. Also, the nature of the process for obtaining patents and the extent of protection provided by patent laws varies from country to country. We can offer no assurance, therefore, that the issuance to us in one country of a patent covering an invention will be followed by the issuance to us in other countries of patents covering the same invention or that any judicial interpretation of such patents will be uniform in multiple jurisdictions. Furthermore, even if our patents are determined to be valid, enforceable and broad in scope, we can offer no assurance that competitors will not be able to design around such patents.

Government Regulation

     We believe our delivery systems, when used in conjunction with therapeutic pharmaceuticals, will be subject to drug and biological approval requirements. In the United States, biological drugs, such as therapeutic proteins and peptides, generally are subject to the same FDA regulatory requirements as other drugs, although some differences exist. For example, a biologic license application (BLA) is submitted for approval for commercialization instead of the new drug application (NDA) used for other drugs. Also, unlike drug products, biological products are subject to FDA lot-by-lot release requirements and cannot be the subject of abbreviated new drug applications (ANDAs). Insulin, which is regulated as a drug product, typically has not been the subject of ANDAs. However, the FDA is working on a variety of issues pertaining to the possible development of generic versions of insulin and there can be no assurance that this type of submission will continue to be unavailable for insulin. Our delivery systems might also be regulated by the FDA as “combination products” if they are used together with a biologic or medical device. In order to facilitate pre-market review of combination products, the FDA designates one of its centers to have primary jurisdiction for the pre-market review and regulation of both components.

     Agrochemical applications of our Agsome formulation can involve a variety of U.S. state and federal environmental laws. The use of this technology in conjunction with herbicides would be subject to registration and other requirements of the U.S. Federal Insecticide, Fungicide, and Rodenticide Act (FIFRA). FIFRA requires pesticides (including herbicides) to be registered by the U.S. Environmental Protection Agency (EPA) and authorizes the EPA to prescribe conditions for their use.

     Photochromic eyeglass lenses are regulated by the FDA as medical devices, and we believe certain applications of the ColCys® biomaterial also would be subject to regulation as a medical device.

     The design, testing, manufacturing and marketing of new or substantially modified drugs or medical devices must be cleared or approved by applicable regulations and regulatory agencies, the requirements of which may vary from country to country. This regulatory process is lengthy, expensive and uncertain. In the United States, the FDA regulates such products under various federal statutes, including the Federal Food Drug and Cosmetic Act. Similar requirements exist in the Member States of the European Union. There can be no assurance that we or our collaborative partners will be able to obtain such regulatory clearances or approvals on a timely basis, if at all, for any products under development. Delays in receipt or failure to receive such clearances or approvals, the loss of previously received clearances or approvals, or failure to comply with existing or future regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

New Drug Development and Approval Process

     United States

     Regulation by governmental authorities in the United States and other countries is a significant factor in the manufacture and marketing of biological and other drug products and in ongoing research and product development activities. The products of all of our pharmaceutical and biotechnology partners will require regulatory approval by governmental agencies prior to commercialization. In particular, these products are subject to rigorous pre-clinical and clinical testing and other pre-market approval requirements by the FDA and regulatory authorities in other countries. In the United States, various statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of pharmaceutical and biological drug products. The lengthy process of seeking these approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources.

     The FDA’s statutes, regulations, or policies may change and additional statutes or government regulations may be enacted which could prevent or delay regulatory approvals of biological or other drug products. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the U.S. or abroad.

     Regulatory approval, when and if obtained, may be limited in scope. In particular, regulatory approvals will restrict the marketing of a product to specific uses. Approved biological and other drugs, as well as their manufacturers, are subject to ongoing review. Discovery of previously unknown problems with these products may result in restrictions on their manufacture, sale or use or in their withdrawal from the market. Failure to comply with regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other action affecting our pharmaceutical and biotechnology partners’ potential products or uses. Any failure by our pharmaceutical and biotechnology partners to obtain and maintain, or any delay in obtaining, regulatory approvals could materially adversely affect our business.

     The process for new drug approval has many steps, including:

Pre-clinical testing

     Once a biological or other drug candidate is identified for development, the drug candidate enters the pre-clinical testing stage. Pre-clinical tests include laboratory evaluation of product chemistry and other characteristics and animal studies to assess the potential safety and efficacy of the product as formulated. Pre-clinical tests must be conducted in compliance with good laboratory practice regulations. Violations of these regulations can, in some cases, lead to invalidation of the studies, requiring such studies to be replicated. In some cases, long-term pre-clinical studies are conducted while clinical studies are ongoing.

     Investigational new drug application

     The entire body of pre-clinical development work necessary to administer investigational drugs to human volunteers or patients is summarized in an investigational new drug (IND) application to the FDA. The IND becomes effective if not rejected by the FDA within 30 days after filing. There is no assurance that the submission of an IND will eventually allow a company to commence clinical trials. All clinical trials must be conducted under the supervision of a qualified investigator in accordance with good clinical practice regulations. These regulations include the requirement that all subjects provide informed consent. In addition, an institutional review board (IRB), comprised primarily of physicians and other qualified experts at the hospital or clinic where the proposed studies will be conducted, must review and approve each human study. The IRB also continues to monitor the study and must be kept aware of the study’s progress, particularly as to adverse events and changes in the research. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if adverse events occur.

     Clinical Trials

     Clinical testing involves the administration of the drug or biologic to healthy human volunteers or to patients under the supervision of a qualified principal investigator, usually a physician, pursuant to an FDA reviewed IND “protocol,” or clinical plan. Clinical trials are typically conducted in three sequential phases, but the phases may overlap. Phase I trials consist of testing the product in a small number of patients or normal volunteers, primarily for safety, in one or more dosages, as well as characterization of a drug’s pharmacokinetic and/or pharmacodynamic profile. In phase II, in addition to safety, the efficacy of the product is evaluated in a patient population. Phase III trials typically involve additional testing for safety and clinical efficacy and an expanded population at geographically dispersed sites. All patients involved in a clinical trial must provide informed consent prior to their participation. The FDA may order the temporary or permanent discontinuance of a clinical trial at any time for a variety of reasons, particularly if safety concerns arise. Such holds can cause substantial delay and in some cases may require abandonment of a product. These clinical studies must be conducted in conformance with FDA’s bioresearch monitoring regulations.

     Chemical and formulation development

     Concurrent with clinical trials and pre-clinical studies, companies also must develop information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in accordance with good manufacturing practice (GMP) requirements. The manufacturing process must be capable of consistently producing quality batches of the product and the manufacturer must develop methods for testing the quality, purity and potency of the final products. Additionally, appropriate packaging must be selected and tested and chemistry stability studies must be conducted to demonstrate that the product does not undergo unacceptable deterioration over its shelf-life.

     New drug application or biological license application

     After the completion of the clinical trial phases of development, if the sponsor concludes that there is substantial evidence that the drug or biological candidate is effective and that the drug is safe for its intended use, an NDA or BLA may be submitted to the FDA. The application must contain all of the information on the drug or biological candidate gathered to that date, including data from the clinical trials, information pertaining to the preparation of the drug or biologic, analytical methods, product formulation, details on the manufacture of finished products and proposed product packaging and labeling. NDAs and BLAs are often over 100,000 pages in length. Submission of an NDA or BLA does not assure FDA approval for marketing.

     The FDA reviews all NDAs and BLAs submitted before it accepts them for filing. It may request additional information rather than accepting an application for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA or BLA. As part of this review, the FDA may refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation. The FDA is not bound by the recommendation of an advisory committee. Under the Prescription Drug User Fee Act (PDUFA), submission of an NDA with clinical data requires payment of a fee. In return, the FDA assigns a goal of 10 months from acceptance of the application to return of a first “complete response,” in which the FDA may approve the product or request additional information. There can be no assurance that an application will be approved within the performance goal timeframe established under PDUFA. On the other hand, if the FDA’s evaluation of the NDA or BLA is not favorable, the FDA may refuse to approve the application or issue a non-approvable letter.

     Among the conditions for NDA or BLA approval is the requirement that each prospective manufacturer’s quality control and manufacturing procedures conform to GMP standards and requirements. Manufacturing establishments often are subject to inspections prior to NDA or BLA approval to assure compliance with GMPs and with manufacturing commitments made in the relevant marketing application.

     Other Countries

     Whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable regulatory authorities must be obtained in any other country prior to the commencement of marketing of the product in that country. The approval procedure may vary from country to country, can involve additional testing, and the time required may differ from that required for FDA approval. Under European Union regulations, product approval can be obtained for a period of five years, renewable subject to certain procedures through either a centralized or decentralized procedure depending on the nature and type of drug. Certain designated drugs are required to use the centralized procedure. All others have the option to use the decentralized procedure, where approval is first obtained in one European Union country that then acts as a reporter for extending the product’s approval in other European Union countries. To the extent possible, clinical trials of our products are designed to develop a regulatory package sufficient for multi-country European Union approval.

     Regulatory approval of prices for certain drugs is required in France and in most other countries outside the United States. In particular, certain European countries will condition the reimbursement of a product by the countries’ medical regulatory authorities on the agreement of the seller not to sell the product for more than a certain price in that country or by unilateral decision of the medical regulatory authorities and to the inscription of a product on a list of reimbursable products. Related pricing discussions and ultimate governmental approvals can take several months to years. Some countries require periodic pricing updates and renewals at intervals ranging from two to five years. We cannot assure you that, if regulatory authorities establish lower prices for any product incorporating our technology in any one European country, this will not have the practical effect of requiring our collaborative partner correspondingly to reduce its prices in other European countries. We can offer no assurance that the resulting prices would be sufficient to generate an acceptable return on our investment in our products.

Regulation of Combination Drugs

     Medical products containing a combination of drugs, biological products or medical devices may be regulated as “combination products” in the United States. A combination product generally is defined as a product comprised of components from two or more regulatory categories (e.g., drug/device, device/biologic, drug/biologic). Each component of a combination product is subject to the requirements established by FDA for that type of component, whether a drug, biologic or device.

     In order to facilitate pre-market review of combination products, the FDA designates one of its centers to have primary jurisdiction for the pre-market review and regulation of both components. The determination whether a product is a combination product or two separate products is made by the FDA on a case-by-case basis. It is possible that our delivery technologies, when coupled with a drug, biologic or medical device component, could be considered and regulated by the FDA as a combination product.

Marketing Approval and Reporting Requirements

     If the FDA approves an NDA or BLA, the product becomes available for physicians to prescribe. The FDA may require post-marketing studies, also known as phase IV studies, as a condition of approval to develop additional information regarding the safety of a product. In addition, the FDA may require distribution to patients of a medication guide for prescription products that the agency determines pose a serious and significant health concern in order to provide information necessary to patients’ safe and effective use of such products.

Post-marketing Obligations

     Any products manufactured and/or distributed pursuant to FDA approvals are subject to continuing regulation by the FDA, including record-keeping requirements, reporting of adverse experiences with the product, submitting other periodic reports, drug sampling and distribution requirements, notifying the FDA and gaining its approval of certain manufacturing or labeling changes, complying with certain electronic records and signature requirements, and complying with FDA promotion and advertising requirements. Drug and biologics manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies. The FDA periodically inspects manufacturing facilities in the United States and abroad in order to assure compliance with the applicable GMP regulations and other requirements. Facilities also are subject to inspections by other federal, foreign, state or local agencies. In complying with the GMP regulations, manufacturers must continue to expend time, money and effort in record keeping and quality control to assure that the product meets applicable specifications and other post-marketing requirements. Failure of the company or our licensees to comply with FDA’s GMP regulations or other requirements could have a significant adverse effect on the company’s business, financial condition and results of operations.

     Also, newly discovered or developed safety or efficacy data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, or even in some instances revocation or withdrawal of the approval.

Patent Restoration and Exclusivity

     Under the Drug Price Competition and Patent Term Restoration Act of 1984, known as the Hatch-Waxman Act, a portion of a product’s patent term that is lost during a product’s clinical development and application review by the FDA may be restored. Hatch-Waxman also provides for a statutory protection, known as exclusivity, against the FDA’s approval or acceptance of certain competitor applications. Patent term restoration can return up to five years of patent term for a patent that covers a new product or its use. The application for patent term extension is subject to approval by the U.S. Patent and Trademark Office (USPTO), in conjunction with the FDA. It takes at least six months to obtain approval of the application for patent term extension, and there can be no guarantee that the application will be granted.

     Hatch-Waxman also provides for a period of statutory protection for new drugs approved under an NDA by the FDA. After approval of a “new molecular entity,” the FDA may not approve another drug that relies, at least in part, on data from the innovator drug regarding the safety and efficacy of the same active ingredient for five years. Similarly, following approval of an NDA for a previously approved active ingredient (usually a supplemental NDA for a new indication or formulation), the FDA is prohibited from approving another drug that relies, at least in part, on data from the innovator drug regarding the safety and efficacy of that new indication or formulation for that same active ingredient for three years. This exclusivity, however, will not bar the approval of completely new NDAs for the same active ingredient if an applicant conducts and submits its own clinical trials and other data necessary for approval.

     While Hatch-Waxman provides certain patent restoration and exclusivity protections to innovator drug manufacturers, it also permits the FDA to approve ANDAs for generic versions of such drugs. The ANDA process permits competitor companies to obtain marketing approval for a drug with the same active ingredient for the same uses but does not require the conduct and submission of clinical studies demonstrating safety and efficacy for that product. Instead of safety and efficacy data, an ANDA applicant needs only to submit data demonstrating that its product is bioequivalent to the innovator product.

     Finally, Hatch-Waxman requires an applicant for a drug that relies, at least in part, on data from the innovator drug regarding the safety and efficacy of the same active ingredient, to notify us and/or our business partners of their application and potential infringement of our patent rights. Upon receipt of this notice, we and/or our business partners would have 45 days to bring a patent infringement suit in federal district court against the company seeking to use our data or otherwise violate our patent rights. The discovery, trial and appeals process in such suits can take several years. If such a suit is commenced, Hatch-Waxman provides a 30-month stay on the approval of the competitor’s application. If the litigation is resolved in favor of the generic applicant or the challenged patent expires during the 30-month period, the stay is lifted and the FDA’s review of the application may proceed.

Regulation of Medical Devices

     Some applications for ColCys® biomaterial (such as use to prevent post-surgical adhesions) would most likely be classified by regulatory authorities as a medical device.

     United States

     In the United States, medical devices are classified into Class I, II or III on the basis of the controls deemed by the FDA to be reasonably necessary to ensure their safety and effectiveness. Class I devices are subject to general controls (e.g., labeling, and adherence to cGMPs) and Class II devices are subject to special controls (e.g., performance standards, postmarket surveillance, patient registries, and FDA guidelines). Generally, Class III devices are those which must require premarket approval by the FDA to ensure their safety and effectiveness (e.g., life-sustaining, life-supporting and implantable devices or those found not to be substantially equivalent to legally marketed devices). We believe our ColCys® biomaterial for some users will be Class III devices that require premarket approval based on clinical trials. These approvals require proof of the safety and effectiveness of the device to the FDA’s satisfaction based upon extensive pre-clinical and clinical trial data. Even after the FDA permits a device to enter commercial distribution (whether Class I, II or III), many potentially costly and time-consuming post-market regulatory requirements apply, such as compliance with the Quality System Regulation (which imposes cGMP requirements) and adverse event reporting.

     Other Countries

     For medical devices, since January 1, 1995, European Union countries are required to put in effect certain Medical Devices Directives (MDD). This legislation includes, among others, requirements with respect to the design, safety, performance and manufacture of products. Under the system established by the MDD, medical devices must qualify for CE Marking by June 14, 1998. All new medical devices put on the market after June 14, 1998 must meet the MDD requirements. Devices are subject to, in addition to existing or future European Union or other countries’ legislation, continued national regulation on pricing and reimbursement that may vary from country to country.

     In order to qualify for CE Marking, the manufacturer must comply with the safety and performance requirements of the MDD. In order to demonstrate compliance, the manufacturer must undergo conformity assessment that depends on the class of the product. Once all the necessary conformity assessment tasks have been completed, CE Marking may be affixed on the products concerned. Although member countries must accept for marketing medical devices bearing a CE Marking without imposing further requirements related to product safety and performance, national regulatory authorities who are required to enforce compliance with requirements of the MDD can restrict, prohibit and recall CE Marked products if they are unsafe. Member countries can impose additional requirements as long as they do not violate the MDD or constitute technical barriers to trade. Within the European Union, premarket compliance for certain devices must be supported by clinical data of a type and to the extent set out by the European Union directives and applicable member country regulations. Following marketing, a strict vigilance system involving the reporting of incidents and the appropriate measures to deal with these incidents exists in certain European Union countries, including France.

Other Regulation

     GMP rules apply to the manufacturing of drugs and medical devices. Our manufacturing facilities and laboratories are subject to inspection and regulation by French regulatory authorities and may also be subject to the United States and other countries’ regulatory agencies. Mutual recognition agreements for government inspections exist between the United States, the European Union, Canada, Australia and New Zealand.

     In addition to regulations enforced by the FDA, we are also subject to French, U.S. and other countries’ rules and regulations governing permissible laboratory activities, waste disposal, handling of toxic, dangerous or radioactive materials and other matters. Our research and development involves the controlled use of hazardous materials, chemicals, viruses and various radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by French, U.S. and other foreign rules and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated.

Healthcare Reimbursement

     In both U.S. and foreign markets, sales of our potential products, if any, will depend in part on the availability of reimbursement by third-party payers, such as government health administration authorities, private health insurers and other organizations. The U.S. market for pharmaceutical products is increasingly being shaped by managed care organizations, pharmacy benefit managers, cooperative buying organizations and large drugstore chains. Third-party payers are challenging the price and cost effectiveness of medical products and services. Uncertainty particularly exists as to the reimbursement status of newly approved healthcare products. There can be no assurance reimbursement will be available to enable us to maintain price levels sufficient to realize an appropriate return on our product development investment. Legislation and regulations affecting the pricing of pharmaceuticals may change before our proposed products are approved for marketing and any such changes could further limit reimbursement for medical products and services.

Competition

     We compete with academic laboratories, research institutions, universities, joint ventures, and other pharmaceutical and biotechnology companies, including other companies developing drug delivery systems. Some of these competitors are also our business partners.

     There are other companies developing sustained release drug delivery systems and oral delivery systems. There could be new chemical entities that are being developed that, if successful, could compete against our technologies or products. Among the many experimental therapies being tested in the United States and in Europe, there may be some that we do not now know of that may compete with our drug delivery systems or products in the future. These chemical entities and new products may turn out to be safer or may work better than our technologies or products. Our collaborators could choose a competing drug delivery system to use with their drugs instead of one of our drug delivery systems.

     Many of our competitors have substantially greater experience and research and development, manufacturing, marketing, financial and managerial resources than we do. Moreover, there can be no assurance that our competitors will not obtain patent protection or other intellectual property rights that would make it difficult or impossible for us to compete with their products. Furthermore, acquisitions of competing drug delivery companies by large pharmaceutical companies could enhance our competitors’ resources. Accordingly, our competitors may succeed in developing competing technologies and products, obtaining regulatory approval and gaining market share for these products more rapidly than we do.

     Further, major technological changes can happen quickly in the biotechnology and pharmaceutical industries. Such rapid technological change, or the development by our competitors of technologically improved or different products, could render our drug delivery systems obsolete or noncompetitive.

     Additionally, the competitive nature of our industry could adversely affect market acceptance of our products or the use of our drug delivery technologies. Our products and technologies may not gain market acceptance among physicians, patients, healthcare payers and the medical community. The degree of market acceptance of any product candidate that we develop will depend on a number of factors, including:

➢	demonstration of its clinical efficacy and safety;

➢	its cost-effectiveness;

➢	its potential advantage over alternative treatment methods; and

➢	the marketing and distribution support it receives.

Description of Property

     Our corporate headquarters and the research center are located in Venissieux, France (a suburb of Lyon) in three adjacent leased facilities totaling approximately 26,000 square feet. One building of approximately 13,000 square feet houses the corporate offices and research laboratories, including a clean room equipped for organic synthesis and polymerization, polymer formulation, small scale processing, materials analysis and quality control. The lease on this facility currently expires in 2009, and we intend to renew it. The other 10,000 square foot facility houses a biological laboratory, certain development functions, and our administrative functions. Our leases on this facility expire from 2005 to 2010. The third facility of approximately 3,000 square feet houses our administrative offices. The leases on this facility expire from 2010 to 2013.

     We also maintained a 23,000 square foot leased facility at another site in Venissieux that houses our chemical manufacturing operations. Until 2002, these chemical facilities were used for the manufacturing of the photochromic material that we supplied to Corning. In January 2003, we sold our interest in the facility and our equipment.

     In 1996 we acquired a pharmaceutical production facility of approximately 60,000 square feet located in Pessac, France from SmithKline. The plant is housed on a 470,000 square foot lot in an industrial park not far from the Bordeaux airport. Since acquiring the plant, we have added a new manufacturing site with spray-coating equipment and a clean room for the synthesis of biopolymers. The facility has been audited by European drug agencies and is cGMP compliant. It is qualified to manufacture pharmaceutical products that can be sold in most countries in Europe. The value of the facility is recorded in our financial books at the value of the liabilities corresponding to the retirement indemnities of the plant staff that we assumed at the time of the plant purchase, plus the additional investments made by us, less the depreciation and appropriate amortization.

     In 2003, activities at this facility included contract manufacturing for GlaxoSmithKline and other major pharmaceutical companies, process and scale-up activities and the production of clinical batches for our own products, and support analytical services for SmithKline and other pharmaceutical laboratories. As our products are commercialized, we expect that this facility will provide necessary quantities of some portion of our products.

ITEM 5. Operating and Financial Review and Prospects

     The following should be read in conjunction with “Item 3. Key Information” and the Company’s Financial Statements and the Notes related thereto appearing elsewhere in this Annual Report. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Overview

     Flamel is a biopharmaceutical company principally engaged in the development of two unique polymer based delivery systems for medical applications. Flamel’s Medusa® nano-encapsulation technology is designed to deliver therapeutic proteins. The Company’s lead product, Basulin®, a long-acting insulin for the treatment of diabetes, is the first application of this patented delivery system. The Company recently licensed Basulin® to Bristol Myers. Micropump® is a controlled-release technology for the oral administration of small molecules. Genvir, our lead product using our Micropump® technology, is a controlled-release formulation of acyclovir for the treatment of genital herpes. We have licensed Genvir ™ to Biovail. Flamel’s innovative technologies have also been instrumental in the development of a photochromic eyeglass lens product that was launched by Corning in 1999.

     In 2003, the Company’s internally funded development efforts were focused on the pre-clinical and initial clinical testing of one formulation of Basulin®, and the application of the Medusa® system to other important therapeutic proteins, including interferon alpha, interleukin-2, human growth hormone and erythropoietin (EPO). Activities related to photochromic technologies were fully funded by collaborative partners. Asacard™, a controlled release aspirin, has been approved for sale in the United Kingdom and several other European countries.

     In 2003, the Company recognized revenue from receipt of royalty payments related to the sales of Corning’s photochromic sunglasses lenses containing technology developed by Flamel. Royalty payments are expected to continue, but will fluctuate according to the success of Corning in commercializing these products. As in previous years, in 2003, a major part of Flamel’s revenues came from licensing fees and contract research payments paid by corporate partners.

     Our core technologies are focused on improving delivery properties of existing products. We have established long-term development and commercialization partnerships with leading biopharmaceutical companies to maximize the breadth of our technology and leverage the capabilities of our partners.

     As in previous years, in 2003, a major part of our revenue came from licensing fees and contract research payments received from our biotechnology and pharmaceutical company partners. In recent years, revenue from the sale of products and performance of services included a mix of revenue from a contract manufacturing agreement with GlaxoSmithKline and other major pharmaceutical companies, the sale of photochromic material to Corning, and the performance of various analytical and manufacturing services for other customers. Until our manufacturing capabilities are needed to produce the proprietary products currently in development, we will seek to utilize our manufacturing capacity and to cover our related costs by building a manufacturing services business and by transferring our manufacturing chemical production capability from the Venissieux pilot plant to the Pessac site.

     In the future, we expect that our costs of goods sold may increase as a result of an increase in manufacturing costs. We also expect that research and development may decrease as a percentage of revenues.

     In 2003, the majority of the Company’s expenses were incurred in Euros. However, a significant portion of the Company’s revenues were, and will continue to be, denominated in U.S. dollars. In 2003, 81% of revenues were denominated in U.S. dollars; in 2002, 66% of revenues were denominated in U.S. dollars; and in 2001, 41% of revenues were denominated in U.S. dollars. In each of these years, fluctuations in the value of the Euro relative to the dollar caused dollar-translated amounts to vary from one period to another affecting the Company’s reported results. Comparisons in financial statement line items between the years ended December 31, 2003 and December 31, 2002 were affected by a 19.72% average increase in the value of the Euro relative to the U.S. dollar during the year and a 20.43 % increase in the Euro relative to the U.S. dollar at year-end. The conversion of the Company’s financial accounts to U.S. dollars is calculated in accordance with the value of the Euro to the U.S. dollar. See “Item 3. Key Information—Exchange Rates.” The Company does not engage in any hedging activities with respect to the risk of exchange rate fluctuations.

     The Company has incurred substantial losses since its inception, and through December 31, 2003, had an accumulated deficit of approximately $59.9 million. For the year ended December 31, 2003, the Company reported a net loss of $3.5 million. Flamel expects to continue its investment spending in its research and development activities and to maintain its primary facilities and business infrastructure. Thus, there can be no assurance that the Company will not incur further losses, at least for the next two years, when the growth of revenue may not increase sufficiently to cover expenditures.

     Flamel’s business is subject to substantial risks, including the uncertainties associated with the research and development of new products or technologies, the length and uncertainty linked to the results of clinical trials and regulatory procedures, uncertainties relating to collaborative arrangements with large companies, difficulties in the scale-up and manufacturing of its products, and the uncertainty relating to the market acceptance of new products based on its technologies. The time required for the Company to achieve profitability, and consequently, the amount of future losses, is highly uncertain. Operating losses may also fluctuate from quarter to quarter as a result of differences in timing of revenues recognized or expenses incurred. See “Item 3. Key Information — Risk Factors.”

     Critical Accounting Policies

Revenue Recognition

     The Company recognizes revenue from contracts arrangements, products sales and royalties earned. Revenue arrangements with multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered elements. The consideration received is allocated among the separate units based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units.

     Contract revenue generally includes upfront licensing fees, milestone payments and reimbursements of research and development costs. Non-refundable technology access fees received from collaboration agreements that require the Company’s continuing involvement in the form of development efforts are recognized as revenue ratably over the development period. The Company recognizes milestone-related revenues only when performance of the milestone under the terms of the collaboration is achieved and there are no further performance obligations. Research and laboratory analysis services revenue is recognized as the research and development work is performed. Costs incurred under these contracts are considered costs in the period incurred. Payments received in advance of performance are recorded as deferred revenue and recognized in revenue as services are rendered.

     The Company receives financial support for various research and investment projects from governmental agencies. The Company recognizes proceeds from unconditional grants related to investment projects as a reduction of the carrying amount of the assets subsidized. Revenue from conditional grants received is recognized in other income when all conditions stated in the grant have been met and the funding has been received.

     The Company recognizes revenue from product sales when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable, and collectibility is reasonably assured.

     The Company receives royalty revenues under a license agreement with a third party that sells products based on technology developed by the Company. There are no future performance obligations on the part of the Company under this license agreement. The license agreements provide for the payment of royalties to the Company based on sales of the licensed product. The Company records these revenues based on actual sales that occurred during the relevant period.

Results of Operations

     Years ended December 31, 2003, 2002 and 2001

     Operating Revenues

     The Company had total revenues of $ 25.2 million in 2003, $18.4 million in 2002, and $13.1 million in 2001.

		2001	2002	2003
LICENSE AND RESEARCH REVENUES		9.9	14.6	21

RESEARCH		7.0	6.5	13

Research	Servier		2.3	1.4
	GSK other			4.4
	GSK Augmentin		0.1
	BMS			3.8
	Corning	0.9	0.8	0.4
	MRT	0.2
	Novo	3.0	0.6
	undisclosed partners	2.9	2.7	3.0

LICENCES		2.9	8.1	8.0

Up front payment	Servier	0.1	1.0	1.3
	GSK other			0.5
	GSK Augmentin		0.2	1.4
	BMS			1.3
	Novo	2.8
	Undisclosed partners			0.2

Milestones	Servier		5.4	0.5
	GSK other			2.8
	GSK Augmentin		1.5

TOTAL		9.9	14.6	21

	Servier	0.1	8.7	3.2
	GSK other			7.7
	GSK Augmentin		1.8	1.4
	Corning	0.9	0.8	0.4
	MRT	0.2
	BMS			5.1
	Novo	5.8	0.6
	Undisclosed partners	2.9	2.7	3.2

     In 2003, license and research payments from the Company’s various partners totalled $21 million. Similar license and research payments in 2002 and 2001 totalled $14.6 million and

$9.9 million, respectively. In 2003, license payments totalled $8.0 million; research and development revenue totalled $13 million. In 2002, license payments totalled $8.1 million and research and development revenue totalled $6.5 million. In 2001, license payments totalled $2.9 million and research and development revenue totalled $7.0 million.

     License revenues in 2003 consisted primarily of $4.7 million from GlaxoSmithKline (of which $1.9 million represents amortization of initial up-front payments), $1.8 million from Servier (of which $1.3 million represents up-front payment amortization) and $1.3 million from Bristol-Myers Squibb which represents the amortized portion of the $20 million upfront payment. License revenues in 2002 consisted primarily of $6.4 million from Servier and $1.7 million from GlaxoSmithKline. License revenues in 2001 included $2.8 million from Novo Nordisk.

     Research and development revenues in 2003 consisted primarily of $3.8 million from Bristol-Myers Squibb, $4.4 million from GlaxoSmithKline, and $1.4 million from Servier. Research and development revenues in 2002 consisted primarily of $2.3 million from Servier, $0.6 million from Novo Nordisk, and $0.1 from Beecham Pharmaceuticals. In 2001, research and development revenue consisted primarily of $3.0 million from Novo Nordisk.

     In 2003, product sales and services revenues totaled $3.4 million and included $115,000 from GlaxoSmithKline for the manufacture of cimetidine and Tagamet, $396,000 from Corning for research and development and the sale of pilot batches, and $2.8 million from clinical batches and tall manufacturing with various customers. In 2002, product sales and services revenues totaled $2.9 million and included $121,000 from GlaxoSmithKline for the manufacture of cimetidine, $539,000 from Corning for replenishment inventories of photochromic material and $2.2 million from clinical batches and tall manufacturing with various customers. In 2001, product sales and services revenues totaled $2.0 million and included $0.3 million from GlaxoSmithKline for the manufacture of cimetidine and $1.4 million from Corning for replenishment inventories of photochromic material. Product sales and service revenues have grown over the past three years due to increased demand, primarily for clinical batches, consistent with the increased number of partnerships into which the Company has entered.

     Other revenues of $778,000 in 2003 consisted primarily of royalties from Corning related to the sale of photochromic lenses, incorporating Flamel’s technology. Other revenues of $948,000 in 2002 consisted primarily of royalties from Corning related to the sale of photochromic lenses incorporating Flamel technology. Other revenues of $1,220,000 in 2001 included $961,000 in royalties from Corning related to the sales of photochromic lenses, incorporating Flamel technology, and $219,000 related to the forgiveness of a French government agency loan. It appears to us that Corning has de-emphasized its sales of photochromic eyeglass lenses in order to focus greater attention on other areas of their business.

     Operating Expenses

     The Company had total costs and expenses of $ 29.9 million in 2003, $18.6 million in 2002, and $16.2 million in 2001.

     In 2003, research and development costs represent the most significant operating expenses of the Company. These totaled $20.2 million in 2003 (or 80% of recognized revenues), $12.2 million in 2002 (or 66% of recognized revenues) and $10.7 million in 2001 (or 81% of recognized revenues). Research and Development costs have increased broadly in keeping with the Company’s license and other revenues. Because the Company’s base of operations is in France, these costs are denominated in Euros. Consequently, the increase in the value of the Euro during the last three years has contributed to higher dollar-denominated costs. Beyond that, increased interest in the Company’s technology platforms have resulted in more projects being undertaken in conjunction with partners. The Company has also undertaken several projects on its own initiative.

     In 2002, research and development costs increased by approximately $1.5 million over 2001 (or 14%). To the extent that the increase was not attributable to the 5.66% increase in the average exchange rate between the US dollar and the Euro, the increase was due to a number of new partnerships obtained during the year and particularly to the active pursuit of self-funded programs, especially Basulin®.

     Costs of goods and services sold were $3.7 million in 2003, $2.4 million in 2002, and $2.2 million in 2001, of which services sold represented $578,000, $319,000, and $378,000, respectively. These costs include the direct and indirect labor, materials, outside services, overhead costs relevant to contract manufacturing and other services provided to third parties at the Pessac facility and at the Company’s Venissieux pilot plant. The fluctuation in costs year-to-year is the result of changes year-to-year in both the mix and volume of products produced and services rendered. The figures show an increase of 30% at a comparable exchange rate in 2003 compared to an increase of 10% in 2002. While gross margins for contract manufacturing and services were negative in 2003 (largely due to exchange rate fluctuations), these activities have been useful to the Company in that they enabled us to maintain our facilities and make use of idle capacity, as well as to maintain scientific expertise. As the Company ramps up the work to develop the Medusa® and Micropump® platforms, in conjunction with our partners and on its own, we intend to de-emphasize contract manufacturing and services.

     Selling, general and administrative expenses increased to $5.6 million in 2003 from $4.0 million in 2002 and $3.4 million in 2001. During 2003, salaries increased approximately 20%; fees increased nearly $150,000; tax increased by over $100,000; insurance expenses increased by over $50,000. These increases were exacerbated as a result of changes in the Euro/dollar exchange rate, which increased by 18%. Increases in 2002 over 2001 SG&A expenses were largely attributable to salary increases (approximately 20%); and increased taxes (approximately $100,000). Stock compensation expenses were $355,000 in 2003, $18,000 in 2002 and $23,000 in 2001.

     Non-operating Items

     Other income of $1.1 million in 2003 consisted mainly of recognition of $823,000 from conditional grants received from French public agencies. The requirements related to the grants consisted principally in maintaining certain levels of employment, which were achieved in 2003. The remaining $0.3 million resulted from the sale of the equipment of its pilot plant of Vénissieux. Other income of $2.5 million in 2002 consisted of the amount received from the Wellcome Foundation in settlement of certain litigation with respect to our product, Genvir ™.

     The French government provides tax credits to companies for annual increased spending for innovative research and development. Income tax benefits correspond to these French research tax credits, which are credited against income taxes payable in each of the four years after being incurred or, if not so utilized, are recoverable in cash. As of December 31, 2003, Flamel had total research tax credits receivable of $1.35 million. If these credits are not applied against future income taxes, they will be received as cash payments in the fourth year after the credit is earned, i.e. $0.76 million in 2006 and $0.59 million in 2007 . The Company earned a research and development credit in 2003 of $0.5 million and of $ 0.6 million in 2002 and did not have any such credit in 2001. As a result, the Company recognized a tax benefit of $0.5 million in 2003, which resulted primarily from French research and development credits and paid the statutory minimum income tax expense of $24,500 for 2003.

     As of December 31, 2003, the Company had $22,498,000 in French net operating loss carry-forwards. Due to a change in French tax law in 2003, we have been informed that the above carry-forwards no longer have an expiration date. See Note 13 to the Consolidated Financial Statements.

     Interest income earned on the Company’s cash balance was $ 622,000 in 2003, $297,000 in 2002 and $292,000 in 2001. The changes in interest earned year-to-year are primarily the result of fluctuating average cash balances invested year-to-year and declining interest rates in 2003. Interest expense was $ 29,000 in 2003 $49,000 in 2002 and $52,000 in 2001 and is primarily related to the interest applicable to the Company’s equipment leases.

Net Profit/Loss

     For the year ended December 31, 2003, the Company reported a net loss of $ 3.5 million, or $(0.20) per share. The net profit reported for the year ended December 31, 2002 was $3.0 million, or $0.18 per share on a diluted basis, and the net loss reported for the year ended December 31, 2001 was $2.9 million or $(0.18) per share.

     Liquidity and Capital Resources

     On December 31, 2003 the Company had $110 million in cash and cash equivalents as compared to $14.5 million on December 31, 2002.

     Net cash provided by (used in) operating activities was $12.2 in 2003, $8.8 million in 2002 and $(2.8) million in 2001. In 2003 net cash provided by operating activities reflected a net loss of $3.3 million, a $17.3 million increase in deferred revenues reflecting the BMS up-front payment, a $4.0 million increase in accounts receivable due to payments of amounts invoiced in 2003 and a $2.5 million increase in accounts payable.

     Net cash used for capital investments was $2.8 million in 2003 and was primarily spent at the Pessac plant to provide the capacity needed for the ongoing development of the Company’s products. Net cash used for capital investments amounted to $1.4 million in 2002 and $1.2 million in 2001.

     Net cash provided by investing activities was $74.4 million in 2003 and not material for 2002 and 2001. In 2003, this increase in cash resulted in large part from 2,000,000 shares sold within the public offering in October ($62.2 million), the exercise of warrants from investors and directors ($10.2 million) and the exercise of options from employees ($2.1 million).

     Since its inception, the Company’s operations to date have consumed substantial amounts of cash and are expected to continue to do so, at least for the next two years. The Company believes that ongoing research and product development programs are adequately funded for the next year. The Company also believes current financial resources and cash from various grants, royalty payments and licenses will be sufficient to meet the Company’s cash requirements for at least the next two years.

     As in previous years, in 2003, a major part of our revenue came from licensing fees and contract research payments received from our biotechnology and pharmaceutical company partners. In recent years, revenue from the sale of products and performance of services included a mix of revenue from a contract manufacturing agreement with GlaxoSmithKline and other major pharmaceutical companies, the sale of photochromic material to Corning, and the performance of various analytical and manufacturing services for other customers. Until our manufacturing capabilities are needed to produce the proprietary products currently in development, we will seek to utilize our manufacturing capacity and to cover our related costs by building a manufacturing services business and by transferring our manufacturing chemical production capability from the Venissieux pilot plant to the Pessac site.

     In the future, we expect that our costs of goods sold may increase as a result of an increase in manufacturing costs. We also expect that research and development may decrease as a percentage of revenues.

     As of December 2003, the Company had loans of $1.1 million from Anvar, an agency of the French government that provides financing to French companies for research and development. These loans do not bear interest and are repayable only in the event that the research is successful technically or commercially. See Note 9 to the Consolidated Financial Statements”. Further, the Company received a loan from the French Ministry of Industry for a “Proteozome research project” in 2002 which was valued at $559,000 as of December 31, 2003.

     The Company does not maintain any credit lines with financial institutions.

The contractual cash obligations of the Company are as follows:

		Payments due per period

In thousands of US
dollars	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total

Long Term Debt	—	827	848	—	1,675
Capital Lease Obligation	257	261	—	—	518
Operating Leases	366	298	—	—	664
Total Contractual Cash Obligations	623	1,386	848	—	2,857

     As of December 31, 2003, the Company has no other commercial commitments. As of December 31, 2003, the Company has no off-balance sheet arrangements.

ITEM 6. Directors, Senior Management and Employees

Directors and Senior Management

     The following table sets forth the name and position of the current directors and executive officers of the Registrant.

		Year of Initial
Name	Position	Appointment

Gerard Soula	President, Directeur General (President and Chief Executive Officer), Director of Research and Development, and Director	1990

Stephen H. Willard	Executive Vice President, Chief Financial Officer, General Counsel, and Director	2000

Bernard Fanget	Senior Vice President Pharmaceutical Development	2004

Rafael Jorda	Vice President and Director of Manufacturing	1991

Remi Meyrueix	Scientific Director	1990

Emmanuelle Bardet	Directeur General Delegue Pharmacien Responsable (Chief Pharmacist)	1996

Valérie Danaguezian	Controller	2003

Roger Kravtzoff	Pharmaceutical Development Director	2002

You Ping Cheong Chan	Chemistry Department Director	1992

Jean-Noel Treilles (2)	Director	2000

Raul Cesan (1) (2)	Director	2003

William D. Dearstyne (1)	Director	2003

Michael Greco (1) (2)	Director	2003

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

     The term of office of each of the directors expires at the year 2004 ordinary shareholders meeting.

     In accordance with French law governing a societe anonyme, the Company is managed by its Board of Directors and by its President Directeur General (President and Chief Executive Officer), who has full executive authority to manage the affairs of the Company, subject to the prior authorization of the Board of Directors or of the Company’s shareholders for certain decisions expressly specified by law. In addition, the President Directeur General may submit to the Board of Directors the nomination of one or more Directeurs Generaux Delegues.

     The Board of Directors reviews and monitors Flamel’s economic, financial and technical strategies. In addition, under French law, the Board of Directors prepares and presents the year-end French statutory accounts of the Company to the shareholders and convenes shareholders’ meetings. French law provides that the Board of Directors be composed of no fewer than three and not more than 24 members, each of whom must be a shareholder of the Company. The actual number of directors must be within such limits and may be provided for in the statutes or determined by the shareholders at the annual general meeting of shareholders. The number of directors may be increased or decreased only by decision of the shareholders.

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

     The Company’s Board of Directors currently consists of six members, four of whom are outside directors: Raul Cesan, who served until 2001 as President and Chief Operating Officer of Schering Plough Corporation, a major worldwide pharmaceutical company; Jean-Noel Treilles, President of the Ethical division of E.Merck, and former President and Chief Executive Officer of Merck-Lipha France; William D. Dearstyne, who served until 2002 as Company Group Chairman of Johnson & Johnson, a major worldwide pharmaceutical company; and Michel Greco, who served until 2003 as Directeur General delegue and member of the Board of Directors of Aventis Pasteur, a major French pharmaceutical company. We believe these directors bring broad experience to Flamel.

     The Company’s senior management includes the following individuals:

     Gerard Soula is our founder and has been President-Directeur General (Chairman of the Board of Directors, President and Chief Executive Officer) and Director of Research and Development and a member of our Board of Directors since 1990. Dr. Soula earned a degree from the Institut d’Administration des Entreprises in 1971. After receiving his Doctorat-es Sciences in organic chemistry from Marseille University in 1973, he joined Rhone-Poulenc’s

Research Center in Lyon, France. In 1984, he received the Rhone-Poulenc Innovation Award for his discovery of TDA, a phase transfer catalyst. From 1981 to 1990, he was the Head of Research of the Silicon Group and then Director of Research of the Polymer Materials Department of Rhone-Poulenc.

     Stephen H. Willard is our Executive Vice President, Chief Financial Officer and General Counsel and also serves on our Board of Directors since June 2001. Immediately prior to joining us in August, 2000, Mr. Willard was employed as a vice president of Biovail. He also worked as an investment banker at Credit Suisse First Boston and as an attorney with Gibson, Dunn & Crutcher LLP and Shearman & Sterling LLP. He is a graduate of Yale Law School (1985) and Williams College (1982).

     Bernard Fanget is our Senior Vice President Pharmaceutical Development. Before joining the Company in early 2004, Mr Fanget worked 30 years at Aventis Pasteur, where he occupied different positions, starting as a research engineer, promoted to Corporate Vice President Global product Development and then moving to Corporate Vice President, Global Industrialization.

     Rafael Jorda is our Vice President, Director of Manufacturing and Development. Mr. Jorda joined us in 1991 and specializes in chemical engineering and in the structure-property relationships of materials. From 1986 to 1990, he worked as a research and development scientist on controlled-released and biopolymers at Rhone-Poulenc.

     Remi Meyrueix is our Scientific Director. Mr. Meyrueix holds the degree of engineer in physics and a doctoral thesis in physics, which he received from the Polytechnic Institute of Grenoble in 1977 and 1980, respectively. He worked at Rhone Poulenc from 1982 to 1990 and joined us in early 1991 as a research engineer. He is now managing the Galenic and Applications platforms in Venissieux, France.

     Emmanuelle Bardet is our Chief Pharmacist. Ms. Bardet worked as a Quality Control Responsible at SmithKline Beecham, in Pessac, when she joined us in December 1996 when Flamel acquired the pharmaceutical production facility in Pessac.

     Roger Kravtzoff is our Pharmaceutical Development Director. Mr. Kravtzoff received his Doctorat-es Sciences in Biochemistry from Tours University in 1988. In 1985, he joined Centre Regional de Transfusion Sanguine as a research engineer, and in 1991, he became a scientist associate director in one of its subsidiaries, Novacell. He joined Biovector Therapeutics in 1993 and worked as a Project Director. He joined us in June 2002 and is currently managing our regulatory affairs with regard to our pre-clinical and clinical developments.

     Valerie Danaguezian is our Controller. Ms. Danaguezian graduated from the business school of the Institut Superieur du Commerce de Paris. She spent four years working as a statutory auditor with a company that is a member of the Deloitte & Touche group. In 1991, she joined Aventis Pasteur in Lyon where she was in charge of the financial consolidation of the group and was then promoted to Director of Research and Development — Controlling Department. She joined us in May 2003.

     You Ping Cheong Chan is our Chemistry Department Director. Mr. Chan received his

Doctorat-es Sciences in Chemistry from Strasbourg University in 1990. He joined us in 1992 as a scientist research engineer after spending one year post-doctorate at the Massachusetts Institute of Technology.

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

     French law requires that companies having at least 50 employees for a period of 12 consecutive months have a Comite d’Entreprise (Employee Representation Committee) composed of representatives elected from among the personnel. The Employee Representation Committee was formed in 1997. Two of those representatives are entitled to attend certain meetings of the Board of Directors of the Company, but they do not have any voting rights.

     The Board has a Compensation Committee currently composed of William Dearstyne, Michael Greco and Raul Cesan. The Compensation Committee makes recommendations to the Board of Directors on the compensation of the executive officers of the Company, including the President and Chief Executive Officer. The Board of Directors makes final decisions on compensation. The Board has an Audit Committee currently composed of Jean-Noel Treilles, Michael Greco and Raul Cesan. The Audit Committee recommends to the Board the selection of Flamel’s independent auditors and reviews the findings of the auditors. The Company also has an informal Scientific Advisory Board. The Company also has a Nominating Committee, which includes all members of the Board of Directors.

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

Compensation of Directors and Officers

     The aggregate amount set aside or accrued by the Company for the year ended December 31, 2003 to provide pension, retirement or similar benefits for directors and officers of the Company was approximately $23,000.

     During 2003, the amount of compensation paid or accrued for the benefit of executive officers of the company and its subsidiaries for services in all capacities was $741,000 for Gerard Soula and $462,000 for Stephen Willard. In addition, Mr. Soula and Mr. Willard were granted options in the amount and on the terms set forth below, in the table showing options and warrants granted in 2003. Internal directors do not receive compensation for their service in that capacity.

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

     On February 18, 2003, the shareholders of the Company authorized the creation of a share option plan (the “2003 Plan”), which authorizes the Board of Directors to issue options to subscribe for up to 900,000 Shares. The 2003 Plan is designed to permit the granting of “qualifying stock options” under French tax law principles as well as “incentive stock options” under the Internal Revenue Code of 1986, as amended. Options granted under the 2003 Plan will have an exercise price based on the fair market value of a Share on the date of grant, i.e. the closing price of the ADSs on the Nasdaq National Market the day prior the date of the grant, after converting the dollar closing price into Euros at the value published by Banque de France on the day just preceding the date of the grant. The options granted under the 2003 Plan are exercisable up to ten years from the date of grant.

     On November 7, 2003, the shareholders of the Company authorized the creation of a share option plan (the “2004 Plan”), which authorizes the Board of Directors to issue options to subscribe for up to 1,000,000 Shares. The 2004 Plan is designed to permit the granting of “qualifying stock options” under French tax law principles as well as “incentive stock options” under the Internal Revenue Code of 1986, as amended. Options granted under the 2004 Plan will have an exercise price based on the fair market value of a Share on the date of grant, i.e. the closing price of the ADSs on the Nasdaq National Market the day prior the date of the grant, after converting the dollar closing price into Euros at the value published by Banque de France on the day just preceding the date of the grant. The options granted under the 2004 Plan are exercisable up to ten years from the date of grant.

     On November 7, 2003, the Company issued to the Directors of the Company, Msrs. Cesan, Greco and Dearstyne 60,000 warrants each. For Mr. Treilles, member of the Board since March 2000, the Company issued 20,000 warrants. Each warrant is exercisable to purchase one Share at a price of 9.88 Euros ($11.29).

OPTIONS AND WARRANTS GRANTED THROUGH MARCH 2004

			Plan on		Exercice
			which	exercice price	price in
		number of	options are	in Euros	USD
Name	Warrants	options	granted	€	$	Expiration
SOULA G.		200,000	2003	4.32	4.62	March 2013
		5,000	2000	9.88	11.66	June 2013
		200,000	2004	20.81	25.27	December 2013
WILLARD		200,000	2003	4.32	4.62	March 2013
		100,000	2003	20.81	25.27	December 2013
TREILLES	20,000			9.88	11.29	November 2008
GRECO	40,000			9.88	11.29	November 2008
	20,000			9.88	11.29	November 2008
CESAN	40,000			9.88	11.29	November 2008
	20,000			9.88	11.29	November 2008
DEARSTYNE	40,000			9.88	11.29	November 2008
	20,000			9.88	11.29	November 2008
HANRAS		5,000	2000	9.88	11.29	June 2013
		40,000	2003	20.81	25.27	December 2013
MALLET		100,000	2003	20.81	25.27	December 2013
FANGET		100,000	2003	19.20	23.61	March 2014
MOSSERI-MARLIO		50,000	2004	19.20	23.61	March 2014
JORDA		5,000	2000	9.88	11.66	June 2013
MEYRUEIX		5,000	2000	9.88	11.66	June 2013
DANAGUEZIAN		60,000	2001	4.32	4.62	March 2013
		5,000	2000	9.88	11.66	June 2013
		40,000	2003	20.81	25.27	December 2013
KRAVTZOFF		5,000	2000	9.88	11.66	June 2013
CHAN		5,000	2000	9.88	11.66	June 2013
BARDET		5,000	2000	9.88	11.66	June 2013
CASTAN		5,000	2000	9.88	11.66	June 2013
		40,000	2003	20.81	25.27	December 2013
SOULA O.		5,000	2000	9.88	11.66	June 2013

			Plan on		Exercice
			which	exercice price	price in
		number of	options are	in Euros	USD
Name	Warrants	options	granted	€	$	Expiration
		40,000	2003	20.81	25.27	December 2013
FAVRE		40,000	2001	4.32	4.62	March 2013
		5,000	2000	9.88	11.66	June 2013
NICOLAS		20,000	2003	20.81	25.27	December 2013
		5,000	2000	9.88	11.66	June 2013
CONSTANCIS		5,000	2000	9.88	11.66	June 2013
BOREL		5,000	2000	9.88	11.66	June 2013
GUIMBERTEAU		5,000	2000	9.88	11.66	June 2013
YSAC		5,000	2000	9.88	11.66	June 2013
BREYNE		5,000	2000	9.88	11.66	June 2013
AUTANT		5,000	2000	9.88	11.66	June 2013
HUILLE		5,000	2000	9.88	11.66	June 2013

EMPLOYEES

     As of December 31, 2003, Flamel had 174 full-time employees. The following table sets forth the number of employees for each of the last three years based in their principal geographic locations.

Employees

	VENISSIEUX	PESSAC	USA
	(1)	(2)	(3)
YEAR END				Total
2001	79	57	2	138
2002	81	67	2	150
2003	95	76	3	174

(1) Primarily engaged in research activities

(2) Primarily engaged in technical and pharmaceutical development activities

(3) Primarily engaged in administrative and marketing activities

     The Company’s future will depend on its ability to attract and retain highly qualified personnel. The Company believes that its employee relations are good. As required by French law, the Company has created an Employee Representation Committee (“Comite d’Entreprise”) composed of representatives elected from among the personnel. Two of these representatives are entitled to attend certain meetings of the Board of Directors of the Company, but they do not have any voting rights.

Share Ownership

     The following table sets forth the share ownership of directors and executive officers as of the date indicated:

OWNERSHIP OF SHARES AS OF MARCH 31, 2004

		% of			exercise	Exercise
		ordinary			price in	price in
	Shares	shares		number of	Euros	USD
Name	owned	outstanding	warrants	options	€	$	Expiration	Total	Total %
SOULA G.	389,245	1.82%		100,000	4.87	4.65	April 2010
				50,000	6.40	5.73	December 2010
				400,000	1.09	0.99	September 2011
				200,000	2.33	2.04	March 2012
				200,000	4.32	4.62	March 2013
				5,000	9.88	11.66	June 2013
				200,000	20.81	25.27	December 2013	1,544,245	5.97%
WILLARD	1	0.00%		60,000	7.58	4.99	September 2010
				40,000	6.40	5.73	December 2010
				25,000	6.40	5.73	December 2010
				100,000	1.09	0.99	September 2011
				200,000	2.33	2.04	March 2012
				200,000	4.32	4.62	March 2013
				100,000	20.81	25.27	December 2013	725,001	2.80%
TREILLES	1	0.00%	10,000		4.88	4.68	June 2005
			5,000		5.95	5.17	June 2006
			30,000		2.33	2.25	June 2007
			20,000		9.88	11.29	November 2008	65,001	0.25%

		% of			exercise	Exercise
		ordinary			price in	price in
	Shares	shares		number of	Euros	USD
Name	owned	outstanding	warrants	options	€	$	Expiration	Total	Total %
GRECO	1	0.00%	40,000		9.88	11.29	November 2008
			20,000		9.88	11.29	November 2008	60,001	0.23%
CESAN	1	0.00%	40,000		9.88	11.29	November 2008
			20,000		9.88	11.29	November 2008	60,001	0.23%
DEARSTYNE	1	0.00%	40,000		9.88	11.29	November 2008
			20,000		9.88	11.29	November 2008	60,001	0.23%
HANRAS				20,000	6.40	5.73	December 2010
				5,000	9.88	11.66	June 2013
				40,000	20.81	25.27	December 2013	65,000	0.25%
MALLET				100,000	20.81	25.27	December 2013	100,000	0.39%
FANGET				100,000	19.20	23.61	March 2014	100,000	0.39%
JORDA	375	0.00%		60,000	4.87	4.65	April 2010
				80,000	2.78	2.49	December 2011
				5,000	9.88	11.66	June 2013	145,375	0.56%
MEYRUEIX	125	0.00%		40,000	4.87	4.65	April 2010
				40,000	2.78	2.49	December 2011
				5,000	9.88	11.66	June 2013	85,125	0.33%
DANAGUEZIAN		0.00%		60,000	4.32	4.62	March 2013
				5,000	9.88	11.66	June 2013
				40,000	20.81	25.27	December 2013	105,000	0.41%
KRAVTZOFF		0.00%		50,000	1.36	1.34	June 2012
				5,000	9.88	11.66	June 2013	55,000	0.21%
CHAN		0.00%		40,000	4.87	4.65	April 2010
				40,000	1.36	1.34	June 2012
				5,000	9.88	11.66	June 2013	85,000	0.33%
BARDET		0.00%		20,000	6.40	5.73	December 2010
				5,000	9.88	11.66	June 2013	25,000	0.10%
CASTAN		0.00%		30,000	6.40	5.73	December 2010

		% of			exercise	Exercise
		ordinary			price in	price in
	Shares	shares		number of	Euros	USD
Name	owned	outstanding	warrants	options	€	$	Expiration	Total	Total %
				10,000	1.09	0.99	September 2011
				5,000	9.88	11.66	June 2013
				40,000	20.81	25.27	December 2013	85,000	0.33%
SOULA O.		0.00%		40,000	1.09	0.99	September 2011
				20,000	4.11	4.15	December 2012
				5,000	9.88	11.66	June 2013
				40,000	20.81	25.27	December 2013	105,000	0.41%

ITEM 7.	Major Shareholders and Related Party Transactions

Major Shareholders

     The following table sets forth as of March 31, 2004, the percentage of Ordinary Shares owned by Knoll Capital Management, a Delaware limited partnership, the person known to Flamel to be the owner of more than 5% of its Ordinary Shares.

Identity of	Amount of Ordinary	Percentage
Person or Group	Shares Owned	of Class
Knoll Capital Management, LP	1,106,717 (1)	5.17%

(1)	Based solely on a review of a Schedule 13G filed on April 8, 2004. Fred Knoll is the principal partner and president of Knoll Capital Management, L.P.

Related Party Transactions

     At March 31, 2004, there is no Related Party Transactions known to the Company to identify in this section.

ITEM 8.	Financial Information

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

     While we may be engaged in various claims and legal proceedings in the ordinary course of business, we are not involved (whether as a defendant or otherwise) in and, other than as described above, we have no knowledge of any threat of, any litigation, arbitration or administrative or other proceeding which management believes will have a material adverse effect on our consolidated financial position or results of operations.

Dividend Policy

     The Company has never declared or paid a cash dividend on any of its capital stock and does not anticipate declaring cash dividends in the foreseeable future.

ITEM 9. The Offer and Listing

     The principal trading market for the Company’s securities in ADSs is the Nasdaq National Market. Each ADS represents one Share, nominal value 0.122 Euros. Each ADS is evidenced by an ADR. The Bank of New York is the Depositary for the ADRs. As of December 31, 2003, there were 20,922,695 ADSs outstanding in the United States. At such date, there were 37 holders of ADSs on record. As of December 31, 2003, there were 21,391,590 Shares outstanding.

     The following table shows the high and low closing sales prices of the ADSs on the Nasdaq National Market for the periods indicated.

	Price per ADS (US$)
Year	High	Low
1999	4.63	1.00
2000	11.38	2.00
2001	7.06	0.94
2002	4.85	1.22
2003	42.85	3.74

Quarter Ended	Price per ADS (US$)
	High	Low
1st Quarter, 2002	2.95	1.78
2nd Quarter, 2002	2.16	1.23
3rd Quarter, 2002	3.25	1.22
4th Quarter, 2002	4.85	2.21
1st Quarter, 2003	7.15	3.74
2nd Quarter, 2003	13.95	7.17
3rd Quarter, 2003	42.85	13.03
4th Quarter, 2003	37.99	23.23

Month Ended	Price per ADS (US$)
	High	Low
March 31, 2004	26.48	23.26
February 29, 2004	28.69	23.43
January 31, 2004	31.73	25.51
December 31, 2003	31.87	24.13
November 30, 2003	29.00	23.23
October 31, 2003	37.99	25.25

ITEM 10.	Additional Information

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

     Ownership of Shares by Non-European Union Persons

     A “declaration administrative” or administrative declaration is required in The Republic of France to be filed with the French Ministry of the Economy, Finance and the Budget at the time of the acquisition of a controlling interest in Flamel by any non-EU resident or group of non-EU residents acting in concert or by any EU resident controlled by a non-EU resident. With respect to the acquisition (by a EU resident or a non-EU resident) of a controlling interest in a company that could affect “public health”, the administrative declaration is replaced by a procedure that requires prior declaration of the acquisition to the French Ministry of Economy, Finance and the Budget with the ability for such Ministry to oppose the investment during a one-month period. As it is a pharmaceutical company, the acquisition of a controlling interest in Flamel could be deemed to affect “public health.”

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

     If a holder of Flamel Ordinary Shares transfers shares using a written agreement, that agreement must generally be registered. The holder will be required to pay a registration duty of 1% of either the purchase price or the market value of the Ordinary Shares transferred, whichever is higher. The maximum duty is ¬3.049 per transfer. However, if the agreement is executed outside France, the holder of Flamel Ordinary Shares will not be required to pay this duty.

     Taxation of Dividends

     Withholding Tax and Avoir Fiscal. In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France receive dividends from French companies, they are entitled to a tax credit, known as the avoir fiscal. The amount of the avoir fiscal is generally equal to:

•	50% of the dividend paid for shareholders who are individuals or corporate shareholders that benefit from the participation exemption regime defined in Articles 145 and 216 of the French Tax Code; or

•	10% of the dividend paid for shareholders who are not individuals.

     Shareholders resident in France and entitled to the avoir fiscal at the rate of 10% may generally be entitled to an additional tax credit equal to 80% of any précompte actually paid in cash by a company upon distribution of dividends paid out of specified profits. See “—The Précompte.”

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

     If a holder is an “eligible” U.S. holder, dividends distributed by Flamel will be subject to a withholding tax at the reduced rate of 15%, provided that the holder has previously established that it is a resident of the United States under the U.S.-France tax treaty in accordance with the following procedures:

•	The holder must complete French Treasury Form RF1 A EU-No. 5052 and send it to the paying establishment before the date of payment of the dividend. If the holder is not an individual, the holder must also send the paying establishment an affidavit attesting that the holder is the beneficial owner of all the rights attached to the full ownership of Flamel Shares, including, among other things, the dividend rights.

•	If the holder cannot complete Form RF1 A EU-No. 5052 before the date of payment of the dividend, the holder may complete a simplified certificate and send it to the French tax authorities or the institution which holds the shares on his behalf. This certificate must state all of the following five points:

a)	the holder is a resident of the United States for purposes of the U.S.-France tax treaty;

b)	the holder’s ownership of Flamel Shares is not effectively connected with a permanent establishment or a fixed base in France;

c)	the holder owns all the rights attached to the full ownership of Flamel Shares, including, among other things, the dividend rights;

d)	the holder fulfills all the requirements under the U.S.-France tax treaty to be entitled to the reduced rate of withholding tax and to be entitled to the transfer of the avoir fiscal; and

e)	the holder claims the reduced rate of withholding tax and payment of the avoir fiscal.

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

     Also for U.S. federal income tax purposes, the amount of any dividend paid in Euros or French francs, including any French withholding taxes, will be equal to the U.S. dollar value of the Euro or French francs on the date the dividend is included in income, regardless of whether the payment is in fact converted into U.S. dollars. A holder will generally be required to recognize U.S. source ordinary income or loss when the holder sells or disposes of the Euros or French francs. A holder may also be required to recognize foreign currency gain or loss if that holder receives a refund under the U.S.-France tax treaty of tax withheld in excess of the treaty rate. This foreign currency gain or loss will generally be U.S. source ordinary income or loss.

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

     United States Information Reporting and Backup Withholding

     A holder may be required to report dividend payments and proceeds from the sale or disposal of such holder’s Flamel Shares to the Internal Revenue Service. U.S. federal backup withholding generally is a withholding tax imposed at current rate of 28% on some payments to persons that fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Any U.S. persons required to establish their exempt status generally must file Internal Revenue Service Form W-9, entitled Request for Taxpayer Identification Number and Certification. Finalized Treasury regulations, which are applicable to payments made after December 31, 2000, have generally expanded the circumstances under which information reporting and backup withholding may apply.

     Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

     Documents on Display

     Flamel is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with those requirements, files reports and other information with the U.S. Securities and Exchange Commission. Copies of reports and other information, when so filed, may be inspected free of charge and may be obtained at prescribed rates at the public reference facility maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also access documents filed with the SEC at its website www.sec.gov. Certain of the reports that the Company files with the Commission may be available from time to time on the Company’s internet website, at www.flamel.com. Flamel is not incorporating the contents of its or the SEC’s websites or the website of any other person into this document.

ITEM 11.	Quantitative and Qualitative Disclosures About Market Risk

     The Company conducts a significant portion of its business transactions in U.S. dollars. For the year ended December 31, 2003 revenues denominated in U.S. dollars represented 81% of total revenues. As a result, the Company’s financial results could be significantly affected by the fluctuation of the Euro relative to the U.S. dollar. See “Item 5. Operating and Financial Review and Prospects Overview.”

ITEM 12.	Description of Securities Other Than Equity Securities

     Not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

     There has not been any material default with respect to any indebtedness of the Company.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not Applicable.

ITEM 15.	Controls and Procedures

     The Company’s President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and General Counsel have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report and, based on this evaluation, have concluded that the disclosure controls and procedures are effective.

     There have been no changes in the Company’s internal control over financial reporting that occurred during the Company’s fiscal year ended December 31, 2003 that has materially affected, or is reasonable likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16 [Reserved]

ITEM 16A:	Audit Committee Financial Expert

     The Board has determined that Mr. Raul Cesan is an “audit committee financial expert”, as defined by the rules of the SEC.

ITEM 16B. Code of Ethics

     The Board adopted a written Code of Ethics. The principles set forth in our Code of Ethics are intended to promote the honest and ethical conduct for our principal executive officer, the principal financial officer, the principal accounting officer or controller, or persons performing similar functions. This code has been filed as Exhibit 14.1 to the Form 20-F and is incorporated by reference in this Annual Report on Form 20-F. It is available on our website at www.flamel.com.

Item 16C. Principal Accountant Fees and Services

     The following is a summary of the fees billed to Flamel by E&Y for professional services rendered for the fiscal years ended December 31, 2003 and December 31, 2002:

Fee Category	Fiscal 2003 Fees	Fiscal 2002 Fees
Audit Fees	Euros 239,500	Euros 46,000
Audit-Related Fees	0	0
Tax Fees	0	0
All Other Fees	0	0
Total Fees	239,500	46,000

All fees were billed in Euros. Using the average exchange rate of 1.132 U.S dollars per euro for 2003 and 0.9495 U.S dollars per euro for 2002, audit fees equaled $271,114 for Fiscal 2003 (of which $197,534 were in connection with registration statements) and equaled $43,677 for Fiscal 2002.

     Audit Fees Consists of fees billed for professional services rendered for the audit of the Company’s consolidated financial statements, review of the interim consolidated financial statements included in quarterly reports and services provided by E&Y in connection with registration statements ($197,534 in 2003, $0 in 2002).

     Audit-Related Fees Would consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of Flamel’s consolidated financial statements and are not reported under “Audit Fees.”

     Tax Fees Would consist of fees billed for professional services for tax compliance, tax advice and tax planning.

     All Other Fees There were no fees billed for professional services in fiscal years 2003 and 2002 that are not included in one of the above categories.

Audit Committee’s pre-approval policies and procedures

     Our Audit Committee nominates and engages our independent auditors to audit our financial statements. See also “Item 6. Directors, Senior Management and Employees – Board Practices – Committees of the Board of Directors”. In 2003, our Audit Committee also adopted a policy requiring management to obtain the Committee’s approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually specific audit and non-audit services in the categories Audit Service, Audit-Related Services, Tax Consulting Services, and Other Services that may be performed by our auditors, subject to any de minimis threshold under applicable regulations. 0 % of the total fees to the principal accountants were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. Our Chief Financial Officer reviews all individual management requests to engage our auditors as a service provider in accordance with this policy and, if the requested services are permitted pursuant to the policy, approves the request accordingly. We inform the Audit Committee about these approvals at the following Audit Committee meeting. Services that are not included in this pre-approval process require pre-approval by the Audit Committee’s chairman on a case-by-case basis. The chairman of our Audit Committee is not permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors’ independence.

16D Exemptions from the Listing Standards for Audit Committees

     Not applicable.

16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

     Not applicable.

PART III

ITEM 17. Financial Statements

     Not applicable. See “Item 18. Financial Statements.”

ITEM 18. Financial Statements.

     The following financial statements, together with the report of Ernst & Young Audit thereon, are filed as part of this Annual Report:

     See pages F-1 through F-25

ITEM 19. Exhibits.

EXHIBIT INDEX

Exhibit
Number	Description
1.01	Revised Statuts or charter of the Company. (1)

1.02	Revised Bylaws of the Company. (2)

2.01	Deposit Agreement among Flamel, The Bank of New York, as Depositary, and holders from time to time of American Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt). (1)

4.02	License Agreement Dated August 26, 2003 by and between Flamel Technologies,

Exhibit
Number	Description
S.A. and Bristol-Myers Squibb Company (3)

6.01	List of Subsidiaries (Filed herewith)

11.1	Code of Ethics for CEO (Directeur General), Delegated Managing Directors (Directeurs Generaux Delegues) and Senior Financial Officers (Filed Herewith)

12.1	Certification of the President and Chief Executive pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith)

12.2	Certification of the Executive Vice President and Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith)

13.1	Certification of the President and Chief Executive pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Furnished herewith)

13.2	Certification of the Executive Vice President and Chief Financial Officer pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Furnished herewith)

14.1	Consent of Ernst & Young Audit (Filed herewith).

(1)	Incorporated by reference to Post-Effective Amendment No. 1 to the Company’s registration statement on Form F-6 filed July 26, 2001, as amended (No. 333-12790).

(2)	Incorporated by reference to the Company’s current report on Form 6-K filed August 15, 2003.

(3)	Incorporated by reference to the Company’s current report on Form 6-K filed on September 15, 2003.

The registrant undertakes to provide to each shareholder requesting the same a copy of each exhibit referred to herein upon payment of a reasonable fee limited to the registrant’s reasonable expenses in furnishing such exhibit.

FLAMEL TECHNOLOGIES S.A.

REPORT OF INDEPENDENT AUDITORS

The Directors and Shareholders

Flamel Technologies, S.A.

We have audited the accompanying consolidated balance sheets of Flamel Technologies, S.A. (“the Company”) as of December 31, 2002 and 2003 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2002 and 2003 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG Audit

Represented by

Jean-Luc Desplat

April 7, 2004

Lyon, France

FLAMEL TECHNOLOGIES S.A.

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of dollars except share data)

	December 31,
	2002	2003
ASSETS
Current assets:
Cash and cash equivalents	$14,527	$109,617
Accounts receivable	3,462	8,367
Inventory	375	1,057
Prepaid expenses and other current assets	347	1,694

Total current assets	18,711	120,735

Property and equipment, net	3,405	5,085
Other assets:
Research and development tax credit receivable	890	1,348
Other long-term assets	70	84

Total other assets	960	1,432

Total assets	$23,076	$127,252

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$693	$—
Current portion of capital lease obligations	229	257
Accounts payable	1,322	4,397
Current portion of deferred revenue	1,805	9,623
Advances from customers	361	344
Accrued expenses	2,028	3,159
Other current liabilities	71	88

Total current liabilities	6,509	17,868

Long-term debt, less current portion	1,391	1,675
Capital lease obligations, less current portion	149	261
Deferred revenue, less current portion	1,952	14,200
Other long-term liabilities	789	1,187

Total long-term liabilities	4,281	17,323

Commitments and contingencies:	—	—
Shareholders’ equity:
Ordinary shares: 16,197,590 issued and outstanding at December 31, 2002 and 21,391,000 at December 31, 2003	2,366	3,081
Additional paid-in capital	71,178	147,679
Accumulated deficit	(56,381)	(59,875)
Deferred compensation	(14)	(2,388)
Accumulated other comprehensive income (loss)	(4,863)	3,564

Total shareholders’ equity	12,286	92,061

Total liabilities and shareholders’ equity	$23,076	$127,252

See notes to consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of dollars except share data)

	Year ended December 31,
	2001	2002	2003
Revenue:
License and research revenue	$9,858	$14,593	$20,978
Product sales and services	2,009	2,865	3,411
Other revenues	1,220	948	778

Total revenue	13,087	18,406	25,167

Costs and expenses:
Cost of goods and services sold	(2,166)	(2,373)	(3,676)
Research and development	(10,662)	(12,239)	(20,223)
Selling, general and administrative	(3,414)	(4,017)	(5,967)

Total	(16,242)	(18,629)	(29,866)

Loss from operations	(3,155)	(223)	(4,699)
Interest expense	(52)	(49)	(29)
Interest income	292	297	622
Foreign exchange gain (loss)	55	(99)	(1,019)
Other income	—	2,526	1,128

Income (loss) before income taxes	(2,860)	2,452	(3,997)
Income tax benefit (expense)	(14)	553	503

Net income (loss)	$(2,874)	$3,005	$(3,494)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$(0.18)	$0.19	$(0.20)
Diluted earnings (loss) per share	$(0.18)	$0.18	$(0.20)

Weighted average number of shares outstanding (in thousands):
Basic	16,198	16,198	17,762
Diluted	16,198	16,711	17,762

See notes to consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands of dollars except share data)

						Accumulated
						Other
	Ordinary Shares		Additional		Deferred	Comprehe-
			Paid-in	Accumulated	Compen-	sive Income	Shareholders’
	Shares	Amount	Capital	Deficit	sation	(Loss)	Equity
Balance at January 1, 2001	16,197,590	$2,366	$71,177	$(56,512)	$(55)	$(6,094)	$10,882

Issuance of 70,000 warrants at € 0.00 per warrant	—	—	—	—	—	—	—
Amort. deferred compensation	—	—	—	—	23	—	23
Net loss	—	—	—	(2,874)	—	—	(2,874)
Other comprehensive loss Translation adjustment	—	—	—	—	—	(522)	(522)

Comprehensive loss							(3,396)

Balance at December 31, 2001	16,197,590	$2,366	$71,177	$(59,386)	$(32)	$(6,616)	$7,509

Issuance of 80,000 warrants at € 0.01 per warrant	—	—	1	—	—	—	1
Issuance of 40,000 warrants at € 0.01 per warrant	—	—	—	—	—	—	—
Amort. deferred compensation	—	—	—	—	18	—	18
Net income	—	—	—	3,005	—	—	3,005
Other comprehensive income Translation adjustment	—	—	—	—	—	1,753	1,753

Comprehensive income							4,758

Balance at December 31, 2002	16,197,590	$2,366	$71,178	$(56,381)	$(14)	$(4,863)	$12,286

Issuance of ordinary shares on exercise of stock-options	327,500	45	2,048				2,093
Issuance of ordinary shares on exercise of warrants	2,866,500	382	9,846				10,228
Issuance of ordinary shares at €26,73 ($31.58)	2,000,000	288	62,874				63,162
Shares issuance costs			(996)			—	(996)
Deferred stock compensation			2,729		(2,729)		0
Amort. deferred compensation					355		355
Net loss	—	—	—	(3,494)		—	(3,494)
Other comprehensive income Translation adjustment	—	—	—	—	—	8,427	8,427

Comprehensive income							4,933

Balance December 31, 2003	21,391,590	$3,081	$147,679	$(59,875)	$(2,388)	$3,564	$92,061

See notes to consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of dollars except share data)

	Year ended December 31,
	2001	2002	2003
Cash flows from operating activities:
Net income (loss)	$(2,874)	$3,005	$(3,494)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property and equipment	1,270	1,460	1,712
Gain on disposal of property and equipment	—	—	(380)
Grants recognized in other income	—	—	(823)
Stock compensation expense	23	18	355
Provision for accounts receivable	—	—	273
Increase (decrease) in cash from:
Accounts receivable	(5,184)	5,021	(4,032)
Inventory	251	271	(569)
Prepaid expenses and other current assets	78	37	(1,143)
Deferred revenue	1,089	(845)	17,280
Accounts payable	(259)	(101)	2,511
Accrued expenses	1,179	(1,429)	468
Research and development tax credit receivable	1,568	938	(247)
Other long-term assets and liabilities	75	396	316

Net cash provided by (used in) operating activities	(2,784)	8,771	12,227

Cash flows from investing activities:
Purchases of property and equipment	(1,178)	(1,435)	(2,841)
Proceeds from disposal of property and equipment	3	3	918

Net cash used in investing activities	(1,175)	(1,432)	(1,923)

Cash flows from financing activities:
Repayment of loans or advances	(110)	—	(99)
Proceeds from loans or capital leases	330	860	175
Principal payments on capital lease obligations	(416)	(459)	(230)
Shares issuance costs	—	—	(898)
Cash proceeds from issuance of ordinary shares and warrants	—	1	75,482

Net cash provided by (used in) financing activities	(196)	402	74,430

Effect of exchange rate changes on cash and cash equivalents	(673)	1,477	10,356
Net increase (decrease) in cash and cash equivalents	(4,828)	9,218	95,090
Cash and cash equivalents, beginning of year	10,137	5,309	14,527

Cash and cash equivalents, end of year	$5,309	$14,527	$109,617

Supplemental disclosures of cash flow information
Non cash transactions:
Capital lease obligations incurred	305	236	341

See notes to consolidated financial statements

1.	NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

The preparation of consolidated financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying consolidated financial statements include the Company and its wholly-owned subsidiary in the United States. All inter-company accounts and transactions have been eliminated.

 1.3. Translation of financial statements of foreign entities

The reporting currency of the Company and its wholly-owned subsidiary is the U.S. dollar. All assets and liabilities in the balance sheets of the Company, whose functional currency is the Euro, except those of the U.S. subsidiary whose functional currency is the U.S. dollar, are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at year-end rates, (2) income statement accounts at weighted average exchange rates for the year, and (3) shareholders’ equity accounts at historical rates. Corresponding translation gains or losses are recorded in shareholders’ equity.

Transaction gains and losses are reflected in the statement of operations. The Company has not undertaken hedging transactions to cover its currency translation exposure.

 1.4. Revenue recognition

In December 2003, the SEC issued Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”), which updates the previously issued revenue recognition guidance in SAB 101, based on the Emerging Issues Task Force Issue 00-21, Revenue Arrangements with Multiple Deliverables. Revenue arrangements with multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration received is allocated among the separate units based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. EITF 00-21 is applicable to agreements entered into in fiscal periods beginning after June 15, 2003. The Company adopted EITF 00-21 on July 1, 2003. The issuance of SAB 104 and EITF 00-21 has not had any impact on the Company’s results of operations, its financial position or its cash flows.

Contract revenue generally includes upfront licensing fees, milestone payments and reimbursements of research and development costs. Non-refundable technology access fees received from collaboration agreements that require the Company’s continuing involvement in the form of development efforts are recognized as revenue ratably over the development period. The Company recognizes milestone-related revenues only when performance of the milestone under the terms of the collaboration is achieved and there are no further performance obligations. Research and laboratory analysis services revenue is recognized as the research and development work is performed. Costs incurred under these contracts are considered costs in the period incurred. Payments received in advance of performance are recorded as deferred revenue and recognized in revenue as services are rendered.

The Company receives financial support for various research and investment projects from governmental agencies. The Company recognizes proceeds from unconditional grants related to investment projects as a reduction of the carrying amount of the assets subsidized. Revenue from conditional grants received is recognized in other income when all conditions stated in the grant have been met and the funding has been received.

The Company recognizes revenue from product sales when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable, and collectibility is reasonably assured.

The Company receives royalty revenues under a license agreement with a third party that sells products based on technology developed by the Company. There are no future performance obligations on the part of the Company under this license agreement. The license agreements provide for the payment of royalties to the Company based on sales of the licensed product. The Company records these revenues based on actual sales that occurred during the relevant period.

 1.5. Research and development costs

Research and development (R&D) expenses comprise the following types of costs incurred in performing R&D activities: salaries, allocated overhead and occupancy costs, clinical trial and related clinical manufacturing costs, contract and other outside service fees. R&D expenses consist of independent R&D costs and costs associated with collaborative R&D and in-licensing arrangements. Research and development expenditures are charged to operations as incurred.

 1.6. Concentration of credit risk

The Company’s cash and cash equivalents are deposited with Crédit Commercial de France (CCF, member of HBSC), Crédit Lyonnais and Crédit Agricole, major French banks.

The Company’s revenues are derived mainly from collaborative research and development contracts with pharmaceutical and chemical companies based in Europe and the United States. All significant customers are discussed in Note 3.

The Company performs ongoing credit evaluations of its customers and maintains provisions for potential credit losses as considered necessary. The Company generally does not require collateral. Historically, the Company has not experienced significant credit losses on its customer accounts. At December 31, 2001 and December 31, 2002, there was no allowance for doubtful accounts recorded. In 2003, a total amount of $304,000 has been recorded for doubtful accounts.

 1.7. Earnings per share

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

 1.8. Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity date of three months or less to be cash equivalents. Cash and cash equivalents consist of money market funds. All cash equivalents as of December 31, 2002 and 2003 are classified as available-for-sale securities in accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (SFAS 115).

 1.9. Accounts Receivable

Accounts receivable are stated at cost net of allowances for doubtful accounts. The Company makes judgments as to its ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provision is made based upon a specific review of all significant outstanding invoices.

 1.10. Inventories

Inventories consist principally of raw materials and finished products, which are stated at the lower of cost (first-in, first-out) or market.

 1.11. Property and equipment

Property and equipment is stated at historical cost less accumulated depreciation. Depreciation and amortization are primarily computed using the straight-line method over the following estimated useful lives:

Land and buildings	20 years
Laboratory equipment	4 - 5 years
Office and computer equipment	3 years
Furniture and fixture	5-10 years

Assets under capital leases are amortized over the economic life of the asset or the remaining lease term, whichever is shorter. Amortization of capital leases is included in depreciation expense.

1.12. Impairment of Long-Lived Assets

Property and equipment and other long-lived assets to be held and used are reviewed for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If undiscounted expected future cash flows are less than the carrying value of the assets, an impairment loss will be recognized based on the excess of the carrying amount over the fair value of the assets. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

1.11. Income taxes

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

1.12. Employee stock options and warrants

The company accounts for stock options granted to employees and warrants granted to non-employee board members under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related Interpretations. In accordance with APB 25, the Company recognizes stock-based employee compensation cost over the vesting period when the options or the warrants granted have an exercise price lower than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Year Ended December 31
(In thousands of U.S. dollars except share data)	2001	2002	2003
Net income (loss), as reported	(2,874)	3,005	(3,494)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	23	18	355
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,021)	(1,748)	(3,277)
Pro forma net income (loss)	(3,872)	1,275	(6,416)

Earnings per share:
Basic, as reported	(0.18)	0.19	(0.20)
Basic, pro forma	(0.24)	0.08	(0.36)
Diluted, as reported	(0.18)	0.18	(0.20)
Diluted, pro forma	(0.24)	0.08	(0.36)

The fair value of each stock option and warrant granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31
	2001	2002	2003
Weighted-average expected life (years)	7.7	7.4	4.9
Expected volatility rates	100.6%	91.07%	115.08%
Expected dividend yield	—	—	—
Risk-free interest rate	5%	4.25%	3.50%

The weighted-average fair value and the weighted average exercise price of options and warrants granted during 2001, 2002 and 2003 were as follows:

	Year Ended December 31
(In U.S. dollars)	2001		2002		2003
	Weighted	Weighted	Weighted	Weighted	Weighted	Weighted
	avg. Fair	avg. Exer.	avg. Fair	avg. Exer.	avg. Fair	avg. Exer.
	value[1]	Price[1]	value[1]	Price[1]	value[1]	Price[1]
Options or warrants whose price equaled market price of the underlying shares on the date of grant	1.58	1.88	2.03	2.49	13.89	16.78
Options or warrants whose price was less than the market price of the underlying shares on the date of grant	—	—	—	—	21.21	11.29

1.13. Comprehensive Income

Other comprehensive income for the Company consists solely of translation adjustments and is shown separately in the consolidated statements of shareholders’ equity.

1.14. New Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation (“FIN”) No. 46, Consolidation of Variable Interest Entities. FIN No. 46 sets forth the criteria used in determining whether an investment in a variable interest entity (“VIE”) should be consolidated and is based on the general premise that a company that controls another entity through interests other than voting interests should consolidate the controlled entity. In December 2003, the FASB published a revision to FIN No. 46 (“FIN46R”) to clarify some of the provisions of the interpretation and defer the effective date of implementation for certain entities. Under the guidance of FIN46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. The Company does not have an interest in any structure that would be considered a special-purpose entity. Adoption of this interpretation is not expected to have a material impact on the Company’s results of operations or financial position.

2. SUBCONTRACTING AGREEMENT

In accordance with the terms of a subcontracting agreement signed with SmithKline in December 1996, the Company recognized product sales consisting mainly of Cimetidine formulations for a total amount of $322,000 in 2001 and $121,000 in 2002. This agreement was renewed for 2003 and the sales to SmithKline totaled $115,000.

[1]Historical exchange rate

3. LICENSE, RESEARCH AND CONSULTING AGREEMENTS

Bristol-Myers Squibb

On August 27, 2003, Flamel Technologies and Bristol-Myers Squibb (“BMS”) entered into a licensing and commercialization agreement to develop and market Basulin®, a controlled release unmodified human insulin. The agreement was subject to antitrust clearance, which was obtained on October 17, 2003.

In consideration for the agreement, BMS made a $20 million initial payment and agreed to make additional milestone payments upon achievement of certain events. The $20,000,000 initial payment is being recognized on a straight-line basis over the term of the development period of three years. The Company recognized licensing fees of $1,315,000 in 2003 with respect to this initial payment. In addition, Flamel also recognized research and development revenues of $3,811,000 in 2003 under this agreement.

SB Pharma Puerto Rico Inc.

In March 2003, Flamel Technologies and SB Pharma Puerto Rico Inc (“SB Pharma”) entered into a license agreement whereby the Company agreed to license its controlled-release Micropump® in order to develop a new formulation for an undisclosed existing product. In accordance with this license agreement, the Company recognized research and development revenues of $4,379,000 and licensing fees of $3,311,000. These licensing fees include two milestones payments of $967,000 and $1,822,000. The remaining $522,000 relates to the $2,000,000 upfront payment received in March 2003, which is being recognized as revenue on a straight-line basis over the term of the development period.

Biovail

In February 2003, Flamel Technologies entered into a license agreement with Biovail whereby the Company agreed to license to Biovail the exclusive North America rights to Flamel’s oral solid controlled release formulation of acyclovir.

In consideration for this license, the Company received $500,000, which is being recognized on a straight-line basis over the development period. The Company recognized $104,000 under this arrangement during the year ended December 31, 2003.

Beecham Pharmaceuticals

In June 2002, Flamel Technologies entered into a license agreement with Beecham Pharmaceuticals (Pte) Limited, (“Beecham”) whereby the Company agreed to license its controlled-release Micropump® technology to Beecham in connection with the sachet formulation of its drug Augmentin®. In consideration for the license, Beecham agreed to make an upfront payment of $1.5 million, additional milestone payments upon achievement of certain events and royalty payments on sale of the product. The $1,500,000 upfront payment was being recognized on a straight-line basis over the term of anticipated development of the product (i.e. 3 years). The Company recognized licensing fees of $168,000 in 2002 with respect to this upfront payment and recognized a $1.5 million milestone payment as a milestone was achieved and research and development revenues of $123,000 related to the performance of agreed upon research and development.

In September 2003, Beecham gave notice of the termination of the license agreement with Flamel. As the Company had fulfilled all of its substantive obligations under this contract as of December 31, 2003, the remaining amount of the up-front payment of $1,418,000 was recognized as licensing fees in 2003.

Servier

In December 2001, Flamel Technologies and Laboratoires Servier, (“Servier”) entered into a license and development agreement whereby the Company agreed to license its Micropump® control release technology to Servier for use with an undisclosed product of Servier. In consideration for the agreement, Servier agreed to make a $3 million initial payment and additional milestone payments upon achievement of certain events. The $3,000,000 initial payment has been recognized on a straight-line basis over the term of anticipated development of the product (i.e. 3 years). The Company recognized licensing fees of $42,000 in 2001, $955,000 in 2002 and $1,283,000 in 2003 with respect to this initial payment. In addition, Flamel recognized one milestone payment of $484,000 as licensing revenue in 2003. Flamel also recognized research and development revenues of $1,381,000 in 2003.

Novo Nordisk

In December 1999, the Company signed a development and licensing agreement with Novo Nordisk for Flamel’s Basulin™ long-acting basal insulin product. Pursuant to the terms of the agreement, Flamel received licensing fees, regular research payments, and is eligible to receive milestone payments and royalties on future product sales. Novo Nordisk acquired, during the term of the agreement world wide development and marketing rights to Basulin™.

In December 2001, Novo Nordisk gave notice of the termination of the license agreement with Flamel. As the Company has fulfilled all of its substantive obligations under this contract as of December 31, 2001, it accelerated the recognition of the remainder of the upfront license fee. The Company recognized research and development revenues of $2,971,000 and $595,000 in 2001 and 2002, respectively, and licensing fees of $2,812,000 in 2001. The Company did not recognize any revenues from Novo Nordisk in 2003.

Corning

In December 1998, the Company signed a long-term research and product development agreement with Corning France and Corning Incorporated. Pursuant to the terms of this agreement, Flamel receives regular research payments and royalties on the sales of Corning products that utilize Flamel’s innovations. The Company recognized research revenue and sales of pilot batches of $870,000, $757,000 and $396,000 in 2001, 2002 and 2003, respectively.

The Company recognized sales of specialty material for ophthalmic lenses of $651,000 in 2001, $539,000 in 2002 and $0 in 2003 and recognized royalties on Corning’s sales of $961,000 in 2001, $895,000 in 2002 and $719,000 in 2003.

Ministry of Research and Technology

In June 1998, the Company entered into an agreement with the French Ministry of Research and Technology for a research project related to the development of an oral insulin. The Company received payments representing 50% of the total expenses incurred on this project over a three-year period. In accordance with the contract, the Company recognized revenues $378,000 in 2001, which represented the final installment due under the arrangement. This contract expired in December 2001. No revenue was recorded in 2002 and 2003. The $198,000 remaining balance of the grant receivable was paid in 2003. The contract is closed.

Others

The Company recognized research and development revenues on several feasibility studies with undisclosed partners for an amount of $2,968,000 in 2001, $2,776,000 in 2002 and $2,970,000 in 2003.

4. OTHER INCOME

Other income of $1.1 million in 2003 consisted mainly of recognition of $823,000 from conditional grants received from French public agencies. The requirements related to the grants consisted principally in maintaining certain levels of employment, which were achieved in 2003. The remaining $0.3 million resulted from the sale of the equipment of its pilot plant in Vénissieux.

In 2002, the Company recognized revenue of $2,526,000 related to the settlement of litigation with the Welcome Foundation concerning Genvir®. This settlement is classified as other income in the statements of operations for the year ended December 31, 2002.

5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents, all of which are classified as available-for-sale securities, include:

	December,
(In thousands of U.S. dollars)	2002	2003
Cash held at bank	$276	$1,199
Money market funds	14,251	108,418

Total cash and cash equivalents.	$14,527	$109,617

All available-for-sale securities are recorded at fair market value and unrealized gains and losses are included in accumulated other comprehensive income in shareholders’ equity, net of related tax effects. Gross realized gains on sales of these available-for-sale securities amounted to $278,000, $252,000 and $322,000 for the years ended December 31, 2001, 2002 and 2003, respectively. Unrealized gains in each of the three years presented were not material.

6. INVENTORY

     The components of inventories were as follows:

	December 31,
(In thousands of U.S. dollars)	2002	2003
Raw materials	375	828
Finished goods	—	229

Inventories, net	375	1,057

7. PROPERTY AND EQUIPMENT

     The components of property and equipment were as follows:

	December 31,
(In thousands of U.S. dollars)	2002	2003
Land and buildings	93	113
Laboratory equipment	11,257	14,038
Office and computer equipment	970	1,148
Furniture and fixtures	2,537	3,451

Total property and equipment	14,857	18,750
Less accumulated depreciation and amortization	(11,452)	(13,665)

Property and equipment, net	3,405	5,085

Depreciation expense related to property and equipment amounted to $1,270,000, $1,460,000 and $1,712,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

Capitalized costs of $3,064,000 and $4,037,000 are included in property and equipment at December 31, 2002 and 2003. Accumulated amortization of these leased assets was approximately $2,586,000 and $3,547,000 at December 31, 2002 and 2003, respectively. Depreciation expense on assets held under capital leases is included in total depreciation expense for the years ended December 31, 2001, 2002 and 2003 and amounted to $385,000, $493,000 and $386,000, respectively.

8. ACCRUED EXPENSES

     Accrued expenses comprise the following:

	December 31,
(In thousands of U.S. dollars)	2002	2003
Accrued compensation	816	1,812
Accrued social charges	1,055	1,220
Other	157	127

Total accrued expenses	2,028	3,159

9. LONG-TERM DEBT

Long-term debt comprises:

	December 31,
(In thousands of U.S. dollars)	2002	2003
Anvar loans:
Asacard program	719	866
Other programs	208	250
Grants from Datar and other agencies	693	—
French Ministry of Industry	464	559

Total	2,084	1,675

Current portion	693	—

Long-term portion	1,391	1,675

Anvar is an agency of the French government that provides financing to French companies for research and development. At December 31, 2002 and 2003, the Company had outstanding loans from Anvar of $927,000 and $1,116,000, respectively. These loans do not bear interest and are repayable only in the event the research project is technically or commercially successful. In 2001, the Company renegotiated the timing for the potential repayment of those loans, which was initially scheduled between 2002 and 2005. Potential repayment is now scheduled to occur from 2005 through 2008.

In 2001, the Company recognized $219,000 in other income related to the forgiveness by Anvar of its loan on the Collagene research project due to the commercial failure of the project.

Grants from Datar and other French public agencies are linked to investments in the development of the Pessac facility from June 1997 to June 2002, under which the Company received $693,000. In 2003, the Company received an additional grant of $195,000 following the achievement of the investment and employment objectives described in the development plan of the plant submitted to those public agencies. As a result of the achievement of the grants’ objectives in 2003, revenue of $823,000 has been recognized in other income in 2003. One grant of $110,000 was repaid to Datar as there was only partial achievement of the objectives.

In 2002, the Company received a loan of $464,000 from the French Ministry of Industry on a research project (the “Proteozome” project) related to the development of new Medusa applications. Pursuant to the agreement, the Company will be granted a total amount representing 50% of the total expenses incurred on this project over a three-year period beginning on January 2, 2002. Total expenses for the project are estimated at $3,093,000. One third of this loan is due for repayment in July 2008 with the remainder due on July 2011. The loan is non-interest bearing. No additional amount was received in 2003. The difference between the 2002 and 2003 balance is due to fluctuation in foreign exchange rates.

Future payments on long-term debt for the years ending December 31 (assuming the underlying project is commercially or technically successful for governmental research loans, but without considering possible success-based payment on the Collagene project, and assuming no reimbursement of other agencies) are as follows:

(In thousands of U.S. dollars)	December 31,
2005	202
2006	279
2007	346
2008	848

1,675

10. CAPITAL LEASE OBLIGATIONS

The Company leases certain of its equipment under capital leases. Future payments on capital lease for the years ending December 31 are as follows:

(In thousands of U.S. dollars)	December 31,
2004	272
2005	114
2006	90
2007	73
Total	549

Less amounts representing interest	(32)

Capital lease	517
Less current portion	(257)
Long -term portion	261

Interest paid in the years ended December 31, 2001, 2002 and 2003 was approximately $50,000, $46,000 and $27,000, respectively.

11. EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	Year ended December 31,
	2001	2002	2003
	(In thousands, except per share amounts)
Numerator:
Net income (loss)	$(2,874)	$3,005	$(3,494)

Denominator:
Weighted average shares outstanding used for basic earnings (loss) per share	16,197,590	16,197,590	17,762,050
Effect of dilutive securities:
Stock-options and warrants	—	513,410	—

Weighted average shares outstanding and dilutive securities used for diluted earnings (loss) per share	16,197,590	16,711,000	17,762,050

Basic earnings (loss) per share	$(0,18)	$0,19	$(0,20)

Diluted earnings (loss) per share	$(0,18)	$0,18	$(0,20)

For the years ended December 31, 2001 and 2003, the effects of dilutive securities were excluded from the calculation of earnings per share as a net loss was reported in those periods.

12. SHAREHOLDERS’ EQUITY

12.1. General

At December 31, 2003 and 2002, the issued and outstanding share capital of the Company consisted of 21,391,590 and 16,197,590 ordinary shares, respectively, with a nominal value of €0.122 per share.

Over the first nine months of 2003, as a result of exercises of stock options, the Company issued 227,500 ordinary shares, with a nominal value of €0.122 ($0.138) per share.

Over the same period, as a result of exercises of warrants by Directors, the Company issued 90,000 ordinary shares, with a nominal value of €0,122 ($0.138) per share. In September 2003, as a result of the exercise of 1,099,000 Class A, 392,500 Class B and 1,285,000 Class C warrants, the Company issued 2,776,500 ordinary shares, with a nominal value of €0,122 ($0.133) per share.

On October 2, 2003, as a result of the public offering described in the Registration Statement filed with the SEC, the Company issued 2,000,000 ordinary shares, at a price of € 26.7319 ($ 31.58) per share.

On October 23, 2003, as a result of exercises of stock options, the Company issued 32,500 ordinary shares, with a nominal value of €0.122 ($0.138) per share.

On November 6, 2003, as a result of exercises of stock options, the Company issued 67,500 ordinary shares, with a nominal value of €0.122 ($0.138) per share.

12.2. Preemptive subscription rights

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

12.3. Dividends

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception. The accumulated deficit for statutory purposes totaled approximately $38.1 million at December, 31, 2003. Dividend distributions, if any, will be made in euros. The Company has no plans to distribute dividends in the foreseeable future.

12.4. Warrants

On April 6, 2000, the Company issued warrants at a price of €0.00 (FRF0.01) per warrant to purchase up to 3,726,500 ordinary shares to certain private investors, including the venture capital funds and affiliates of Biotechnology Value Fund, Alta Partners and Chase Capital Partners. These warrants provide for physical settlement in unregistered shares and convey no other rights. This issuance included 1,799,000 Class A warrants 642,500 Class B warrants and 1,285,000 Class C warrants. These warrants have a five-year term. The Class A and Class B warrants are exercisable at €5.96 per share and the Class C warrants are exercisable at approximately €0.122 per share. The number of Class B Warrants and Class C warrants that may be exercised has been determined in relation to the closing price of the Company’s ADSs on the Nasdaq National Market in 2000.

In September 2003, the Company issued 1,285,000 shares as a result of the exercise of Class C warrants by Biotechnology Value Fund (500,000), Alta Partners (750,000) and Chase Capital Partners (35,000).

On September 3, 2003, the Company issued 1,425,000 shares as a result of the exercise by Alta Partners of 1,050,000 Class A warrants and 375,000 of Class B warrants.

On September 12, 2003, the Company issued 66,500 shares as a result of the exercise by Chase Capital Partners of 49,000 Class A warrants and 17,500 of Class B warrants.

At December 31, 2003, 700,000 Class A and 250,000 Class B warrants remained exercisable, subject to the vesting provisions.

On June 14, 2000 the Company issued, at a price of €0.00 per warrant, 120,000 warrants to certain Directors of the Company giving them the right to subscribe to 120,000 ordinary shares at the price of €4.88 per share. These warrants are issued for a five-year period and vest ratably over four years from the date of issuance. During 2003, 60,000 warrants were exercised and 10,000 warrants were cancelled due to the departure of certain Directors. As of December 31, 2003, 10,000 warrants remained exercisable, subject to the vesting provisions.

On July 19, 2001, the Company issued, at a price of €0.00 (FRF0.01) per warrant, 70,000 warrants to certain Directors of the Company giving them the right to subscribe to 70,000 ordinary shares at the price of €5.95 per share. These warrants are issued for a five-year period and will vest ratably over four years from the date of issuance. During 2003, 10,000 warrants were exercised and 5,000 were cancelled. As of December 31, 2003, 5,000 warrants remain exercisable, subject to the vesting provisions.

On June 20, 2002, the Company issued, at a price of €0.01 per warrant, 80,000 warrants to certain Directors of the Company giving them the right to subscribe to 80,000 ordinary shares at the price of €2.33 per share. These warrants were issued for a five-year period and will vest ratably over four years from the date of issuance. During 2003, 20,000 warrants were exercised and 30,000 warrants were cancelled. As of December 31, 2003, 30,000 warrants remain exercisable, subject to the vesting provisions.

On September 19, 2002, the Company issued, at a price of €0.01 per warrant, 40,000 warrants to a Director of the Company giving him the right to subscribe to 40,000 ordinary shares at the price of €1.36 per share. These warrants are issued for a five-year period and will vest ratably over four years from the date of issuance. During 2003, the 40,000 warrants were cancelled.

On November 7, 2003, the Company issued, at a price of €0.01 per warrant, 200,000 warrants to certain Directors of the Company giving them the right to subscribe to 200,000 ordinary shares at the price of € 9,88 ($11.29) per share. Out of these 200,000 warrants, 120,000 are issued for a five-year period and will vest ratably over four years from the date of issuance, whereas the remaining 80,000 warrants will vest with the next General Shareholders meeting on June 22, 2004. At December 31, 2003, the 200,000 warrants remain exercisable, subject to the vesting provisions. The Company accounted for these warrants granted to non-employee directors for their services as directors under APB 25. Under APB 25, when the exercise price of the Company’s warrants is less than the market price of the underlying shares at the date of grant, the Company records deferred compensation expense, which is being amortized on a straight-line basis over the vesting period. The deferred compensation related to these warrants amounted to $2,729,000 at the date of grant. In 2003, the Company recorded compensation expense related to these 200,000 warrants of $346,000.

The summary of warrants activity is as follows:

		Weighted Average
	Warrants	Exercise Price in
	Outstanding	U.S. dollars[1]
Balance at January 1, 2001	3,846,500	$3.81
Warrants granted	70,000	$5.17
Warrants cancelled	90,000	$4.95
Balance at December 31, 2001	3,826,500	$3.81
Warrants granted	120,000	$1.94
Balance at December 31, 2002	3,946,500	$3.75
Warrants granted	200,000	$11.29
Warrants exercised	2,866,500	$3.16
Warrants cancelled	85,000	$2.28
Balance at December 31, 2003	1,195,000	$6.55

[1] Historical exchange rate

Exercise prices for warrants outstanding as of December 31, 2003 were as follows:

	Warrants Outstanding			Warrants Exercisable
		Weighted	Weighted		Weighted
Range of		average	average		average
exercise prices	Number of	remaining	exercise price	Number of	exercise price
in euros	shares	contractual life	in euros	shares	in euros
0 to 2.33	30,000	3.47	2.33	0.00	—
2.33 to 5.96	965,000	1.27	5.95	0.00	—
5.96 to 9.88	200,000	4.86	9.88	0.00	—
	1,195,000	1.93	6.52	0.00	—

12.5. Stock options

The Company has issued stock options under plans approved by shareholders in 1990, 1993, 1996, 2000, 2001 and 2003. Generally, each option vests four years from the date of grant. In accordance with APB 25, the difference between the exercise price and the fair value of the underlying share on the grant date has been recorded as deferred compensation expense and is being amortized on a straight-line basis over the vesting period. The amounts expensed under these plans in 2001, 2002 and 2003 were $23,000, $18,000 and $9,000, respectively.

The activity under the option plans were as follows:

	Shares
	Available for	Options	Weighted Average
	Grant	Outstanding	Exercise Price[1]
Balance at January 1, 2001 Options	685,000	1,295,000	$5.23
Authorized	750,000
Granted	(960,000)	960,000	$1.64
Cancelled or expired	45,000	(245,000)	$4.53

Balance at December 31, 2001	520,000	2,010,000	$3.63
Options authorized	—	—	—
Granted	(695,000)	695,000	$2.73
Cancelled or expired	290,000	(390,000)	$3.64

Balance at December 31, 2002	115,000	2,315,000	$3.36

Options authorized	1,900,000
Granted	(1,350,000)	1,350,000	$16.66
Exercised		(327,500)	$5.33
Cancelled or expired	107,500	(117,500)	$4.09

Balance at December 31, 2003	772,500	3,220,000	$8.65

Stock options outstanding at December 31, 2003, which expire from 2007 to 2013, had exercise prices ranging from €1.09 to € 20.81. The weighted average remaining contractual life of all options is 8 years. At December 31, 2003, there were 3,220,000 outstanding options at a weighted average exercise price of €7.68, of which 1,301,250 were exercisable at a weighted average price of € 3.79.

[1] Historical exchange rate

Exercise prices for options outstanding as of December 31, 2003 were as follows:

	Stock Options Outstanding			Stock Options Exercisable
		Weighted	Weighted		Weighted
		average	average		average
		remaining	exercise		exercise
Range of exercise	Number of	contractual	price in	Number of	price in
prices in euros	shares	life	euros	shares	euros
0 to 1.36	640,000	7.9	1.13	285,000	1.11
2.33 to 2.77	520,000	8.1	2.43	460,000	2.39
4.11 to 4.86	890,000	8.1	4.47	246,250	4.77
6.40	260,000	6.9	6.4	195,000	6.40
7.58 to 9.88	155,000	8.4	8.99	115,000	9.48
20.81	755,000	9.9	20.81	—	—
	3,220,000	8.4	7.68	1,301,250	3.79

In March 2002, 400,000 options were granted to certain executives, the vesting of which could accelerate upon the achievement of certain targets in 2002. If these targets are not attained, the options would continue to vest over four years in accordance with the terms of the 2001 plan agreement. No deferred compensation expense has been recognized under APB 25 as the exercise price equals the stock price at the date of grant. The targets were achieved during 2002.

In March 2003, 400,000 options were granted to certain executives, the vesting of which would accelerate upon the achievement of certain targets in 2003. If these targets were not attained, the options would continue to vest over four years in accordance with the terms of the 2003 plan agreement. No deferred compensation expense has been recognized under APB 25 as the exercise price equals the stock price at the date of grant. The achievement of the targets was recognized during 2003.

The effects of applying the fair value method provided under SFAS No. 123 are shown in Note 1.12 and are not necessarily indicative of future amounts.

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

The Company has not recorded a liability for social charges which may be assessed for options granted in 2001, 2002, and 2003 as the liability, which is dependent on future trading values of the Company’s shares and the timing of employees decisions to exercise options and sell the related shares, cannot be estimated. The Company also does not consider that the liability is probable due to the income tax. The Company has instituted a new rule that options may not be exercised if social charges could be made against the Company. As a result we do not expect any liability for such social charges.

13. INCOME TAXES

Income (loss) before income taxes comprises the following:

	Year ended December 31,
(in thousands of dollars)	2001	2002	2003
France	$(2,860)	$2,452	$(3,997)

A reconciliation of income tax benefit computed at the French statutory rate (35.4% in 2001, 34.4% in 2002 and 34.4% in 2003) to the income tax benefit is as follows:

	Year ended December 31,
(in thousands of dollars)	2001	2002	2003
Income tax benefit (provision) computed at the French statutory rate	1,010	(843)	1,375
Operating losses not utilized	(1,010)	843	(1,375)
Research credits	—	567	527
Minimum tax payable	(14)	(14)	(24)

Total	(14)	553	503

The Company was not eligible for research and development tax credit in 2001 due to the limited increase in research and development expenses in 2001 as compared to 1998, 1999 and 2000, respectively. Income tax benefits amounted to $553,000 in 2002 and $503,000 in 2003 and was principally related to the research and development tax credit recorded in France.

Income tax expense amounted to $14,000 in 2001 and represented the minimum income tax payable in France. In 2002 the minimum income tax payable in France was equal to $14,173. Minimum income tax payable in France amounted to $24,500 in 2003.

Significant components of the Company’s deferred taxes consist of the following:

	December 31,
(In thousands of U.S. dollars)	2002	2003
Deferred tax assets:
Net operating loss carry-forwards	10,450	7,739
Other deferred tax assets	1,502	8,624
Deferred tax liabilities	35	—
Net deferred tax assets	11,917	16,363
Valuation allowance	(11,917)	(16,363)

Deferred taxes, net	—	—

The Company has provided valuation allowances covering 100% of net deferred tax assets due to the Company’s history of losses.

As of December 31, 2003, the Company had $22,498,000 in French net operating losses carry-forwards. Due to a change in French tax law in 2003, we have been informed that the above carry-forwards no longer have an expiration date. The reduction in available net operating losses carry-forwards in 2003 is attributable to the use of $9,051 and $5,042 of net operating losses carry-forwards respectively related to 1998 and 1999.

The French government provides tax credits to companies for annual increased spending for innovative research and development. Income tax benefits correspond to these French research tax credits, which are credited against income taxes payable in each of the four years after being incurred or, if not so utilized, are recoverable in cash. As of December 31, 2003, Flamel had total research tax credits receivable of $1,348,000. If these credits are not applied against future income taxes, they will be received as cash payments in the fourth year after the credit is earned in accordance with the following timetable:

(In thousands of U.S. dollars)	December 31,
2006	758
2007	590
1,348

14. EMPLOYEE RETIREMENT PLANS

In accordance with French law, post-retirement and post-employment benefits for most of the Company’s employees are sponsored by the relevant government agencies in France. The Company’s liability with respect to these plans is mostly limited to specific payroll deductions. There is no further liability in connection with these plans.

French law also requires payment of a lump sum retirement indemnity to all employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. There is no formal plan and no funding of the obligation is required. The provision has been calculated taking into account the estimated payment at retirement (discounted to the current date), turnover and salary increases. As of December 31, 2002 and 2003, the liability for retirement indemnities amounted to $414,000 and $457,000, respectively.

In the United States, the Company sponsors a retirement plan. The company made contributions of approximately $11,000 in 2001, $35,000 in 2002 and $23,000 in 2003.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2002 and 2003, the carrying values of financial instruments such as cash and cash equivalents, trade receivables and payables, other receivables and accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments.

At December 31, 2002 and 2003, the fair value of long-term debt with carrying value of $1,391,000 and $1,675,000, was estimated to be $1,086,000 and $1,179,000, respectively. Fair value was determined based on expected future cash flows, discounted at market interest rates.

16. COMMITMENTS AND CONTINGENCIES

16.1. Capital leases

The Company currently has commitments regarding capital leases as described in Note 10.

16.2. Operating leases

The Company leases its facilities and certain equipment under operating leases, which expire through 2006. Future minimum lease payments under operating leases due for the fiscal years ending December, 31 are as follows:

(In thousands of U.S. dollars)	December 31,
2004	366
2005	201
2006	98

Rental expense for the years ended December 31, 2001, 2002 and 2003 was approximately $451,000, $418,000, and $587,000, respectively.

16.3. Litigation

The Company is involved in a number of claims and lawsuits considered normal in its business, including employee litigation. While it is not possible to predict the outcome of legal actions brought against the Company, the Company believes that the liability resulting from the pending claims and suits would not have a material adverse effect on the results of its operations, cash flows, or financial position as of December 31, 2003, and for the year then ended.

17. INDUSTRY AND GEOGRAPHIC INFORMATION

The Company operates in one segment, the development and commercialization of controlled-release therapeutic products based on its proprietary polymer based technology.

Operations outside of France consist principally of the operations of the U.S. subsidiary, which had no sales to third parties in 2001, 2002 or 2003.

Revenues generated from customers outside of France (export sales) amounted to $7,733,000, $6,358,000 and $18,926,000 in 2001, 2002 and 2003, respectively.

The following is a summary of long-lived assets by geographic location:

	As of December 30,
	2002	2003
	(in thousands)
Long-lived assets:
North America	$35	$39
France	4,330	6,478
Total long-lived assets	$4,365	$6,517

SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FLAMEL TECHNOLOGIES S.A.
(Registrant)

By:/s/ Gerard Soula

Gérard Soula
President and Chief Executive Officer

Date: April 26, 2004