Form 20-F/A
period 2003-12-31
FLAMEL TECHNOLOGIES SA
filed 2005-04-22
CIK 1012477

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from__________ to ____________

Commission file number: 000-28508

Flamel Technologies S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Republic of France

(Jurisdiction of incorporation or organization)

Parc Club du Moulin a Vent
33, avenue du Docteur Georges Levy
69693 Venissieux Cedex France

(Address of principal executive offices)

Securities registered or to be registered pursuant	Title of each class Name of each exchange
to Section 12(b) of the Act.	on which registered
None	None

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

Yes       ☒            No       ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐            Item 18 ☒

EXPLANATORY NOTE

     This Amendment No. 1 on Form 20-F/A to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 is being filed solely for the purpose to include disclosure regarding an exemption from a NASDAQ corporate governance rule under Item 10 of the Form 20-F for the fiscal year ended December 31, 2003, as set forth below.

ITEM 10. Additional Information

     Exemption from certain NASDAQ Corporate Governance Rules

     In connection with the Company’s initial public offering in 1996, the Company received an exemption from NASDAQ’s quorum requirements applicable to meetings of shareholders. In keeping with French law and generally accepted business practices in France, the presence in person or by proxy of shareholders having not less than 25% (in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by capitalization of reserves) or 33/3% (in the case of an extraordinary general meeting) of the shares is necessary for a quorum. If a quorum is not present at any meeting, the meeting is adjourned. Upon recommencement of an adjourned meeting, there is no quorum requirement in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by capitalization of reserves. The presence in person or by proxy of shareholders having not less than 25% of the shares is necessary for a quorum in the case of any other type of extraordinary general meeting.

ITEM 19. Exhibits

Exhibit 12.1. Certification Pursuant to SEC Rule 13a-14(a)/15d-14(a) of the Company’s Chief Executive Officer and President.

     I, Gérard Soula, Chief Executive Officer and President of Flamel Technologies S.A. (the “Company”), certify that:

     1. I have reviewed this amended annual report on Form 20-F/A of the Company;

     2. Based on my knowledge, this report does not contain any untrue statements of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Flamel Technologies S.A.
Dated: April 22, 2005	By:	/s/ Gérard Soula
		Name:	Gérard Soula
		Title:	Chief Executive Officer and President

2

Exhibit 12.2. Certification Pursuant to SEC Rule 13a-14(a)/15d-14(a) of the Company’s Chief Financial Officer and Executive Vice President.

     I, Stephen H. Willard, Chief Financial Officer and Executive Vice President of Flamel Technologies S.A. (the “Company”), certify that:

     1. I have reviewed this amended annual report on Form 20-F/A of the Company;

     2. Based on my knowledge, this report does not contain any untrue statements of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Flamel Technologies S.A.
Dated: April 22, 2005	By:	/s/ Stephen H. Willard
		Name:	Stephen H. Willard
		Title:	Chief Financial Officer and Executive Vice President

3