Form 20-F/A
period 2003-12-31
FLAMEL TECHNOLOGIES SA
filed 2005-06-15
CIK 1012477

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Yes      ☑      No      ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17      ☐      Item 18      ☑

EXPLANATORY NOTE

     This Amendment No. 2 to the Annual Report on Form 20-F/A (“Amendment No. 2”) for Flamel Technologies S.A. (the “Company”) for the fiscal year ended December 31, 2003, is being filed to amend and restate the items described below contained in the Company’s Annual Report on Form 20-F originally filed with the Securities and Exchange Commission (“SEC”) on April 26, 2004, as amended by Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) filed with the SEC on April 22, 2005.

This Amendment No. 2 makes changes to Item 3, Key Information, Item 5, Operating and Financial Review and Prospects, Item 18, Financial Statements and Item 19 Exhibits to reflect the accounting treatment of the Company’s investments in monetary SICAV’s (Société d’Investissement à Capital Variable). Monetary SICAVs are highly liquid investments with financial institutions and represent units of ownership in a portfolio of investments. The underlying investments of monetary SICAVs are comprised of low risk investments with a short-term fixed maturity date such as government bonds, certificates of deposit, and Euro Commercial paper. The Company historically accounted for these as cash and cash equivalents. Our investments in SICAVs are equity securities and therefore do not have specific maturity dates even though there is a high degree of liquidity. Consequently, we have determined that the SICAVs we hold should be classified as marketable securities and, thus, are subject to the Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. According to our accounting policy, such investments should be accounted for as “Available for Sale” and therefore unrealized holding gains relating to the SICAVs is excluded from earnings and reported in a separate component of shareholders’ equity, other comprehensive income, until realized.

We have therefore restated the financial results we had previously released for FY 2003. Unrealized holding gains relating to the SICAV’s is excluded from earnings and reported in a separate component of shareholders’ equity, other comprehensive income, until realized. The restated balance sheet now reflects cash and cash equivalents totaling $1.199 million (previously reported as $109.617 million) as well as marketable securities totaling $108.418 million. Similarly the cash flow statement for 2003 has been updated to reflect purchases and sales of marketable securities as cash flows from investing activities.

     As a result of the foregoing, the Company’s net loss related to the fiscal year 2003 is increased by $430,000. The restated loss in 2003 totaled ($3,924) million or ($0.22) per share compared to ($3.494) million or ($0.20) per share as reported in the original Form 20-F filed on April 26, 2004

i

ITEM 3. Key Information

     Selected Financial Data

     The selected consolidated financial data for each of the five years in the period ended December 31, 2003 are derived from the Consolidated Financial Statements of the Company, which have been prepared in accordance with U.S. GAAP and audited by Ernst & Young Audit, an independent registered public accounting firm. The selected consolidated financial data of the Company set forth below are qualified by reference to, and should be read in conjunction with, ‘Item 5. Operating and Financial Review and Prospects’ and the Consolidated Financial Statements and the Notes related thereto appearing elsewhere in this Annual Report.

Statement of Operations Data: *	1999	2000	2001	2002	2003
					(restated)**
Revenues	$11,040	$10,902	$13,087	$18,406	$25,167
Cost and Expenses	(18,040)	(16,107)	(16,242)	(18,629)	(29,866)
Loss from Operations	(7,000)	(5,205)	(3,155)	(223)	(4,699)
Interest and other expenses, net	322	375	295	149	(856)
Other income				2,525	1,128
Income (loss) before income tax and the cumulative effect of a change in accounting principle	6,678	(4,834)	(2,860)	2,452	(4,427)
Income tax benefit (charge)	(16)	(50)	(14)	553	503
Cumulative effect on prior years (to December 31,1999) of changing method of revenue recognition ***	—	(4,577)	—	—	—
Net income (loss)	$(6,694)	$(9,461)	$(2,874)	$3,005	$(3,924)
Earning (loss) per share before cumulative effect of change in accounting principle	$(0.52)	$(0.32)	$(0.18)	$0.19	$(0.22)

Basic earnings (loss) per ordinary share	$(0.52)	$(0.62)	$(0.18)	$0.19	$(0.22)
Diluted earnings (loss) per ordinary share	$(0.52)	$(0.62)	$(0.18)	$0.18	$(0.22)
Basic weighted average number of shares outstanding (in thousands)	12,939	15,331	16,198	16,198	17,762
Diluted weighted average number of shares outstanding (in thousands)	12,939	15,331	16,198	16,711	17,762
Dividends per share	—	—	—	—	—

* (in thousands of US dollars, except per share data)

Balance Sheet Data:*	1999	2000	2001	2002	2003 (as restated)
Cash , Cash equivalents and Marketable securities **	$5,210	$10,137	$5,309	$14,527	$109,617
Working capital****	4,257	7,948	7,338	12,202	102,867
Total assets	14,920	20,360	18,144	23,076	127,252
Long term liabilities (excluding deferred revenues)	2,358	1,891	1,299	2,329	3,123
Shareholders equity	9,067	10,882	7,509	12,286	92,061

* (in thousands of US dollars)

** The Company has historically accounted for certain investments, known as monetary SICAV’s (Société d’Investissement à Capital Variable), as cash and cash equivalents. Monetary SICAVs are highly liquid investments with financial institutions and represent unit of ownership in a portfolio of investments. The underlying investments of monetary SICAVs are comprised of low risk investments with a short-term fixed maturity date such as government bonds, certificates of deposit and Euro Commercial paper. Our investments in SICAVs are equity securities and therefore do not have specific maturity dates even though there is a high degree of liquidity. Consequently, we have determined that the SICAVs we hold should be classified as marketable securities and, thus, are subject to the Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. According to our accounting policy, such investments should be accounted for as “Available for Sale” and therefore unrealized holding gains relating to the SICAVs is excluded from earnings and reported in a separate component of shareholders’ equity, other comprehensive income, until realized.

The restated balance sheet now reflects cash and cash equivalents totaling $1.199 million (previously reported as $109.617 million) as well as marketable securities totaling $108.418 million . Similarly the cash flow statement for 2003 has been updated to reflect purchases and sales of marketable securities as cash-flows from investing activities.

As a result of the correction of the 2003 financial statements, the Company’s net loss related to the fiscal year 2003 is increased by $430,000. The restated loss in 2003 totaled ($3,924) million or ($0.22) per share compared to ($3.494) million or ($0.20) per share as reported in the original 2003 Form 20-F (See Note 2 of the Financial Statements).

*** The Company has historically recognized non-refundable technology access fees received from its collaboration agreements as revenue when received. In December 1999, the Securities and Exchange Commission (‘SEC’) issued Staff Accounting Bulletin (‘SAB’) No. 101, ‘Revenue Recognition in Financial Statements.’ Among other things, SAB No. 101 describes the SEC staff’s position on the recognition of certain non-refundable up-front fees received in connection with research collaborations. The Company has evaluated the applicability of SAB No. 101 in conjunction with its existing collaborative agreements. As a result, effective January 1, 2000, the Company changed its method of accounting for the receipt of such fees to recognize revenue over the term of the related development period. The Company recorded the cumulative effect of a change in accounting principle of ($4,577,000) for the year ended December 31, 2000. For the years ended December 31, 2001 and December 31, 2000, the Company has recorded $2,812,000 and $1,508,000 of license and research revenue, which were included in the cumulative effect adjustment recorded on January 1, 2000.

**** (current assets - current liabilities)

Exchange Rates

     Flamel publishes its financial statements in dollars. However, currently a significant portion of the Company’s expenses are denominated in Euros. For information regarding the effects of currency fluctuations on the Company’s results, see ‘Item 5. Operating and Financial Review and Prospects.’

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

Year Ended December 31,
Euro to U.S. Dollar:	High	Low	Average Rate[1]
2003	1.246	1.036	1.132
2002	1.0485	0.8594	0.9495
2001	0.9548	0.8388	0.8958
2000	1.0334	0.8269	0.9207
1999	0.9984	0.8465	0.9443

Previous Six Months,
Euro to U.S. Dollar:	High	Low	Average
March, 2004	1.229	1.214	1.221
February, 2004	1.285	1.243	1.264
January, 2004	1.285	1.239	1.264
December, 2003	1.260	1.196	1.230
November, 2003	1.200	1.142	1.171
October, 2003	1.183	1.160	1.171

[1] Annual totals represent the average of the noon buying rates for Euros on the last business day of each month during the relevant period. Monthly totals represent the average of the noon buying rates for Euros for each business day during the relevant month.

     The exchange rate for the Euro against the U.S. dollar as of March 31, 2004 was € 1.2292 to $1.00. The Company makes no representation that Euro amounts have been, could have been or could be converted into dollars at any of the exchange rates referred to herein as of a given date.

ITEM 5. Operating and Financial Review and Prospects

     The following should be read in conjunction with the restated financial statements set forth in this Form 20-F/A.

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

     In 2003, the majority of the Company’s expenses were incurred in Euros. However, a significant portion of the Company’s revenues were, and will continue to be, denominated in U.S. dollars. In 2003, 81% of revenues were denominated in U.S. dollars; in 2002, 66% of revenues were denominated in U.S. dollars; and in 2001, 41% of revenues were denominated in U.S. dollars. In each of these years, fluctuations in the value of the Euro relative to the dollar caused dollar-translated amounts to vary from one period to another affecting the Company’s reported results. Comparisons in financial statement line items between the years ended December 31, 2003 and December 31, 2002 were affected by a 19.72% average increase in the value of the Euro relative to the U.S. dollar during the year and a 20.43% increase in the Euro relative to the U.S. dollar at year-end. The conversion of the Company’s financial accounts to U.S. dollars is calculated in accordance with the value of the Euro to the U.S. dollar. See ‘Item 3. Key Information—Exchange Rates.’ The Company does not engage in any hedging activities with respect to the risk of exchange rate fluctuations.

     The Company has incurred substantial losses since its inception, and through December 31, 2003, had an accumulated deficit of approximately $60.3 million. For the year ended December 31, 2003, the Company reported a net loss of $3.9 million. Flamel expects to continue its investment spending in its research and development activities and to maintain its primary facilities and business infrastructure. Thus, there can be no assurance that the Company will not incur further losses, at least for the next two years, when the growth of revenue may not increase sufficiently to cover expenditures.

     Flamel’s business is subject to substantial risks, including the uncertainties associated with the research and development of new products or technologies, the length and uncertainty linked to the results of clinical trials and regulatory procedures, uncertainties relating to collaborative arrangements with large companies, difficulties in the scale-up and manufacturing of its products, and the uncertainty relating to the market acceptance of new products based on its technologies. The time required for the Company to achieve profitability, and consequently, the amount of future losses, is highly uncertain. Operating losses may also fluctuate from quarter to quarter as a result of differences in timing of revenues recognized or expenses incurred. See ‘Item 3. Key Information - Risk Factors.’

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

Results of Operations

     Years Ended December 31, 2003, 2002 and 2001

     Operating Revenues

     The Company had total revenues of $25.2 million in 2003, $18.4 million in 2002, and $13.1 million in 2001.

		2001	2002	2003
License and Research Revenues		9.9	14.6	21

Research		7.0	6.5	13

Research	Servier		2.3	1.4
	GSK other			4.4
	GSK Augmentin		0.1
	BMS			3.8
	Corning	0.9	0.8	0.4
	MRT	0.2
	Novo	3.0	0.6
	undisclosed partners	2.9	2.7	3.0

Licenses		2.9	8.1	8.0

Up front payment	Servier	0.1	1.0	1.3
	GSK other			0.5
	GSK Augmentin		0.2	1.4
	BMS			1.3
	Novo	2.8
	Undisclosed partners			0.2

Milestones	Servier		5.4	0.5
	GSK other			2.8
	GSK Augmentin		1.5

Total		9.9	14.6	21

	Servier	0.1	8.7	3.2
	GSK other			7.7
	GSK Augmentin		1.8	1.4
	Corning	0.9	0.8	0.4
	MRT	0.2
	BMS			5.1
	Novo	5.8	0.6
	Undisclosed partners	2.9	2.7	3.2

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

     Operating Expenses

     The Company had total costs and expenses of $29.9 million in 2003, $18.6 million in 2002, and $16.2 million in 2001.

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

     As of December 31, 2003, the Company had $22,498,000 in French net operating loss carry-forwards. Due to a change in French tax law in 2003, we have been informed that the above carry-forwards no longer have an expiration date. See Note 15 to the Consolidated Financial Statements.

     Interest income earned on the Company’s cash balance was$ 192,000 in 2003, $297,000 in 2002 and $292,000 in 2001. The changes in interest earned year-to-year are primarily the result of fluctuating average cash balances invested year-to-year and declining interest rates in 2003. Interest expense was $29,000 in 2003 $49,000 in 2002 and $52,000 in 2001 and is primarily related to the interest applicable to the Company’s equipment leases.

Net Profit/Loss

     For the year ended December 31, 2003, the Company reported a net loss of $3.9 million, or $(0.22) per share. The net profit reported for the year ended December 31, 2002 was $3.0 million, or $0.18 per share on a diluted basis, and the net loss reported for the year ended December 31, 2001 was $2.9 million or $(0.18) per share.

     Liquidity and Capital Resources

     On December 31, 2003 the Company had $1.2 million in cash and cash equivalents as compared to $0.3 million on December 31, 2002.

     Net cash provided by (used in) operating activities was $11.4 in 2003, $8.5 million in 2002 and $(2.9) million in 2001. In 2003 net cash provided by operating activities reflected a net loss of $3.9 million, a $17.3 million increase in deferred revenues reflecting the BMS up-front payment, a $4.0 million increase in accounts receivable due to payments of amounts invoiced in 2003 and a $2.5 million increase in accounts payable.

     Net cash used in investing activities was $82.8 million in 2003 and was primarily spent on marketable securities operations (net difference between the proceeds and the purchase), and also at the Pessac plant to provide the capacity needed for the ongoing development of the Company’s products. Net cash used in investing activities amounted to $10.1 million in 2002 and $1.2 million in 2001.

     As of December 2003, the Company held marketable securities classified as available-for-sale and recorded at fair value. Total marketable securities amounted $108.4 million in 2003 and $14.3 million in 2002.

     Net cash provided by financing activities was $74.4 million in 2003, $0.4 million in 2002, and not material for 2001. In 2003, the financing activities show an increase in cash of $75 million resulting in large part from 2,000,000 shares sold within the public offering in October ($62.2 million), the exercise of warrants from investors and directors ($10.2 million) and the exercise of options from employees ($2.1 million).

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

     As of December 2003, the Company had loans of $1.1 million from Anvar, an agency of the French government that provides financing to French companies for research and development. These loans do not bear interest and are repayable only in the event that the research is successful technically or commercially. See Note 9 to the Consolidated Financial Statements.’ Further, the Company received a loan from the French Ministry of Industry for a ‘Proteozome research project’ in 2002 which was valued at $559,000 as of December 31, 2003.

     The Company does not maintain any credit lines with financial institutions.

     The contractual cash obligations of the Company are as follows:

	Payments Due Per Period
	Less than	1 to 3	3 to 5	More than
(in thousands of US)	1 year	years	years	5 years	Total
Long-Term Debt	$—	$827	$848	$—	$1,675
Capital Lease Obligation	257	261	—	—	518
Operating Leases	366	298	—	—	664
Total Contractual Cash Obligations	$623	$1,386	$848		$2,857

     As of December 31, 2003, the Company has no other commercial commitments. As of December 31, 2003, the Company has no off-balance sheet arrangements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Flamel Technologies, S.A.

We have audited the accompanying consolidated balance sheets of Flamel Technologies, S.A. (“the Company”) as of December 31, 2002 and 2003 (as restated) and the (as restated) related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

As more fully described in Note 2 to the financial statements, the Company restated its 2003 financial statements.

ERNST & YOUNG Audit

/s/ JEAN-LUC DESPLAT

Represented by
Jean-Luc Desplat

Lyon, France
April 7, 2004
except for Note 2, as to which the date is June 14, 2005

FLAMEL TECHNOLOGIES S.A.

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of dollars except share data)

	December 31,
	2002	2003
		(restated – See Note 2)

ASSETS
Current assets:
Cash and cash equivalents	$276	$1,199
Marketable securities	14,251	108,418
Accounts receivable	3,462	8,367
Inventory	375	1,057
Prepaid expenses and other current assets	347	1,694

Total current assets	18,711	120,735

Property and equipment, net	3,405	5,085
Other assets:
Research and development tax credit receivable	890	1,348

Other long-term assets	70	84

Total other assets	960	1,432

Total assets	$23,076	$127,252

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Current portion of long-term debt	$693	$—
Current portion of capital lease obligations	229	257
Accounts payable	1,322	4,397
Current portion of deferred revenue	1,805	9,623
Advances from customers	361	344
Accrued expenses	2,028	3,159
Other current liabilities	71	88

Total current liabilities	6,509	17,868

Long-term debt, less current portion	1,391	1,675
Capital lease obligations, less current portion	149	261
Deferred revenue, less current portion	1,952	14,200
Other long-term liabilities	789	1,187

Total long-term liabilities	4,281	17,323

Commitments and contingencies:	—	—

Shareholders’ equity:
Ordinary shares: 16,197,590 issued and outstanding at December 31, 2002 and 21,391,000 at December 31, 2003	2,366	3,081
Additional paid-in capital	71,178	147,679
Accumulated deficit	(56,381)	(60,305)
Deferred compensation	(14)	(2,388)
Accumulated other comprehensive income (loss)	(4,863)	3,994

Total shareholders’ equity	12,286	92,061

Total liabilities and shareholders’ equity	$23,076	$127,252

See notes to consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

CONSOLIDATED INCOME STATEMENTS
(Amounts in thousands of dollars except share data)

	Year ended December 31,
	2001	2002	2003
			(Restated –
			See Note 2)

Revenue:
License and research revenue	$9,858	$14,593	$20,978
Product sales and services	2,009	2,865	3,411
Other revenues	1,220	948	778

Total revenue	13,087	18,406	25,167

Costs and expenses:
Cost of goods and services sold	(2,166)	(2,373)	(3,676)
Research and development	(10,662)	(12,239)	(20,223)
Selling, general and administrative	(3,414)	(4,017)	(5,967)

Total	(16,242)	(18,629)	(29,866)

Loss from operations	(3,155)	(223)	(4,699)

Interest expense	(52)	(49)	(29)
Interest income	292	297	192
Foreign exchange gain (loss)	55	(99)	(1,019)
Other income	—	2,526	1,128

Income (loss) before income taxes	(2,860)	2,452	(4,427)

Income tax benefit (expense)	(14)	553	503

Net income (loss)	$(2,874)	$3,005	$(3,924)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$(0.18)	$0.19	$(0.22)
Diluted earnings (loss) per share	$(0.18)	$0.18	$(0.22)

Weighted average number of shares outstanding (in thousands):
Basic	16,198	16,198	17,762
Diluted	16,198	16,711	17,762

See notes to consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands of dollars except share data)

						Accumulated
						Other
	Ordinary Shares		Additional		Deferred	Comprehen-
			Paid-in	Accumulated	Compen-	sive Income	Shareholders’
	Shares	Amount	Capital	Deficit	Sation	(Loss)	Equity
Balance at January 1, 2001	16,197,590	$2,366	$71,177	$(56,512)	$(55)	$(6,094)	$10,882

Issuance of 70,000 warrants at €0.00 per warrant	—	—	—	—	—	—	—
Amort. deferred compensation	—	—	—	—	23	—	23
Net loss	—	—	—	(2,874)	—	—	(2,874)
Other comprehensive loss
Translation adjustment	—	—	—	—	—	(522)	(522)

Comprehensive loss							(3,396)

Balance at December 31, 2001	16,197,590	$2,366	$71,177	$(59,386)	$(32)	$(6,616)	$7,509

Issuance of 80,000 warrants at €0.01 per warrant	—	—	1	—	—	—	1
Issuance of 40,000 warrants at €0.01 per warrant	—	—	—	—	—	—	—
Amort. deferred compensation	—	—	—	—	18	—	18
Net income	—	—	—	3,005	—	—	3,005
Other comprehensive income
Translation adjustment	—	—	—	—	—	1,753	1,753

Comprehensive income							4,758

Balance at December 31, 2002	16,197,590	$2,366	$71,178	$(56,381)	$(14)	$(4,863)	$12,286

Issuance of ordinary shares on exercise of stock-options	327,500	45	2,048				2,093
Issuance of ordinary shares on exercise of warrants	2,866,500	382	9,846				10,228
Issuance of ordinary shares at €26,73 ($31,58)	2,000,000	288	62,874				63,162

Shares issuance costs			(996)			—	(996)
Deferred stock compensation			2,729		(2,729)		0
Amort. deferred compensation					355		355
Net loss	—	—	—	(3,924)		—	(3,924)
Unrealized gains on securities available-for-sale						479	479
Translation adjustment	—	—	—	—	—	8,378	8,378

Comprehensive income							4,933

Balance December 31, 2003 (Restated – See Note 2)	21,391,590	$3,081	$147,679	$(60,305)	$(2,388)	$3,994	$92,061

See notes to consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of dollars except share data)

	Year ended December 31,
	2001	2002	2003 (Restated -
			see note 2)
Cash flows from operating activities:
Net income (loss)	$(2,874)	$3,005	$(3,924)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property and equipment	1,270	1,460	1,712
Gain on disposal of property and equipment	—	—	(380)
Gain on sales of marketable securities	(102)	(252)	(322)
Grants recognized in other income	—	—	(823)
Stock compensation expense	23	18	355
Provision for accounts receivable	—	—	273
Increase (decrease) in cash from:
Accounts receivable	(5,184)	5,021	(4,032)
Inventory	251	271	(569)
Prepaid expenses and other current assets	78	37	(1,143)
Deferred revenue	1,089	(845)	17,280
Accounts payable	(259)	(101)	2,511
Accrued expenses	1,179	(1,429)	468
Research and development tax credit receivable	1,568	938	(247)
Other long-term assets and liabilities	75	396	316

Net cash provided by (used in) operating activities	(2,886)	8,519	11,475

Cash flows from investing activities:
Purchases of property and equipment	(1,178)	(1,435)	(2,841)
Proceeds from disposal of property and equipment	3	3	918
Proceeds from sales of marketable securities	6,371	12,636	24,367
Purchase of marketable securities	(6,374)	(21,275)	(105,293)

Net cash used in investing activities	(1,178)	(10,071)	(82,849)

Cash flows from financing activities:
Repayment of loans or advances	(110)	—	(99)
Proceeds from loans or capital leases	330	860	175
Principal payments on capital lease obligations	(416)	(459)	(230)
Shares issuance costs	—	—	(898)
Cash proceeds from issuance of ordinary shares and warrants	—	1	75,482

Net cash provided by (used in) financing activities	(196)	(402)	74,430

Effect of exchange rate changes on cash and cash equivalents	(458)	53	(2,133)

Net increase (decrease) in cash and cash equivalents	(4,718)	(1,097)	923

Cash and cash equivalents, beginning of year	6,091	1,373	276

Cash and cash equivalents, end of year	$1,373	$276	$1,199

Supplemental disclosures of cash flow information
Non cash transactions:
Capital lease obligations incurred	305	236	341

See notes to consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

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

FLAMEL TECHNOLOGIES S.A.

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

Contract revenue generally includes upfront licensing fees, milestone payments and reimbursements of research and development costs. Non-refundable technology access fees received from collaboration agreements that require the Company’s continuing involvement in the form of development efforts are recognized as revenue ratably over the development period. The Company recognizes milestone-related revenues only when performance of the milestone under the terms of the collaboration is achieved and there are no further performance obligations. Research and laboratory analysis services revenue is recognized as the research and development work is performed. Costs incurred under these contracts are considered costs in the period incurred. Payments received in advance of performance are recorded as deferred revenue and recognized in revenue as services rendered.

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

1.7. Earnings per share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share reflects potential dilution that could occur if securities or other contracts to issue

FLAMEL TECHNOLOGIES S.A.

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. The dilutive effect of the Company’s common stock options and warrants is determined using the treasury stock method to measure the number of shares that are assumed to have been repurchased using the average market price during the period, which is converted from U.S. dollars at the average exchange rate for the period.

1.8. Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments with a maturity of three months or less at the date of purchase. Cash and cash equivalents consist of cash on deposit and cash on hand.

1.9 Marketable securities

Marketable securities consist of highly liquid investments in money market mutual funds. As of December 2003, Flamel Technologies’s marketable securities are classified as available-for-sale securities in accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (SFAS 115). These investments are recorded at fair value, which is based on quoted market prices. Accordingly, unrealized gains and losses are included in accumulated other comprehensive income until realized.

1.10. Accounts Receivable

Accounts receivable are stated at cost net of allowances for doubtful accounts. The Company makes judgments as to its ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provision is made based upon a specific review of all significant outstanding invoices.

1.11. Inventories

Inventories consist principally of raw materials and finished products, which are stated at the lower of cost (first-in, first-out) or market.

1.12. Property and equipment

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

1.13. Impairment of Long-Lived Assets

Property and equipment and other long-lived assets to be held and used are reviewed for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If undiscounted

FLAMEL TECHNOLOGIES S.A.

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

expected future cash flows are less than the carrying value of the assets, an impairment loss will be recognized based on the excess of the carrying amount over the fair value of the assets. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

1.14. Income taxes

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

1.15. Employee stock options and warrants

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

	Year Ended December 31
(In thousands of U.S. dollars except share data)	2001	2002	2003
Net income (loss), as reported	(2,874)	3,005	(3,924)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	23	18	355
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,021)	(1,748)	(3,277)
Pro forma net income (loss)	(3,872)	1,275	(6,846)

Earnings per share:
Basic, as reported	(0.18)	0.19	(0.22)
Basic, pro forma	(0.24)	0.08	(0.39)

Diluted, as reported	(0.18)	0.18	(0.22)
Diluted, pro forma	(0.24)	0.08	(0.39)

The fair value of each stock option and warrant granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31
	2001	2002	2003
Weighted-average expected life (years)	7.7	7.4	4.9
Expected volatility rates	100.6%	91.07%	115.08%
Expected dividend yield	—	—	—
Risk-free interest rate	5%	4.25%	3.50%

FLAMEL TECHNOLOGIES S.A.

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

The weighted-average fair value and the weighted average exercise price of options and warrants granted during 2001, 2002 and 2003 were as follows:

	Year Ended December 31
(In U.S. dollars)	2001		2002		2003
	Weighted	Weighted	Weighted	Weighted	Weighted	Weighted
	avg. Fair	avg. Exer.	avg. Fair	avg. Exer.	avg. Fair	avg. Exer.
	value[2]	Price[1]	value[1]	Price[1]	value[1]	Price[1]
Options or warrants whose price equaled market price of the underlying shares on the date of grant	1.58	1.88	2.03	2.49	13.89	16.78
Options or warrants whose price was less than the market price of the underlying shares on the date of grant	—	—	—	—	21.21	11.29

1.16. Comprehensive Income

Other comprehensive income for the Company consists solely of translation adjustments and is shown separately in the consolidated statements of shareholders’ equity.

1.17. New Accounting Pronouncements

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

2. RESTATEMENT OF FINANCIAL STATEMENTS

The Company has historically accounted for certain investments, known as monetary SICAVs (Société d’Investissement à Capital Variable), as cash and cash equivalents. Monetary SICAVs are highly liquid investments with financial institutions and represent units of ownership in a portfolio of investments. The underlying investments of monetary SICAVs are comprised of low risk investments with a short-term fixed maturity date such as government bonds, certificates of deposit and Euro Commercial paper. Our investments in SICAVs are equity securities and therefore do not have specific maturity dates even though there is a high degree of liquidity. Consequently, we have determined that the SICAVs we hold should be classified as marketable securities and, thus, are subject to the Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. According to our accounting policy, such investments

[2] Historical exchange rate

FLAMEL TECHNOLOGIES S.A.

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

should be accounted for as “Available for Sale” and therefore unrealized holding gains relating to the SICAVs is excluded from earnings and reported in a separate component of shareholders’ equity, other comprehensive income, until realized.

The restated balance sheet now reflects cash and cash equivalents totaling $1.199 million (previously reported as $109.617 million) as well as marketable securities totaling $108.418 million. Similarly the cash flow statement for 2003 has been updated to reflect purchases and sales of marketable securities as cash-flows from investing activities.

As a result of the correction, the Company’s net loss related to the fiscal year 2003 is increased by $430,000. The restated loss in 2003 totaled ($3,924) million or ($0.22) per share compared to ($3.494) million or ($0.20) per share as reported in the original 2003 Form 20-F.

	Fiscal Year Ended December 31,
	2003
	(as previously		2003
	reported)	Adjustments	(as restated)
Consolidated balance Sheet
Current assets:
Cash and cash equivalents	$109,617	($108,418)	$1,199
Marketable securities	—	108,418	108,418

Shareholder’s equity
Accumulated deficit	(59,875)	(430)	(60,305)
Accumulated other comprehensive income (loss)	3,564	430	3,994

Consolidated Statement of Operations
Interest income	622	(430)	192
Loss before income taxes	(3,997)	(430)	(4,427)
Net loss	(3,494)	(430)	(3,924)
Basic loss per share	($0.20)	($0.02)	($0.22)

Consolidated Statement of Cash Flow
Cash provided by operating activities	12,227	(752)	11,475
Cash used in investing activities	(1,923)	(80,926)	(82,849)
Cash provided by financing activities	74,430	—	74,430
Cash and cash equivalents end of the year	109,617	(108,418)	1,199

3. SUBCONTRACTING AGREEMENT

In accordance with the terms of a subcontracting agreement signed with SmithKline in December 1996, the Company recognized product sales consisting mainly of Cimetidine formulations for a total amount of $322,000 in 2001 and $121,000 in 2002. This agreement was renewed for 2003 and the sales to SmithKline totaled $115,000.

4. LICENSE, RESEARCH AND CONSULTING AGREEMENTS

Bristol-Myers Squibb

On August 27, 2003, Flamel Technologies and Bristol-Myers Squibb (“BMS”) entered into a licensing and commercialization agreement to develop and market Basulin®, a controlled release unmodified human insulin. The agreement was subject to antitrust clearance, which was obtained on October 17, 2003.

FLAMEL TECHNOLOGIES S.A.

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

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

FLAMEL TECHNOLOGIES S.A.

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

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

Novo Nordisk

In December 1999, the Company signed a development and licensing agreement with Novo Nordisk for Flamel’s Basulin™ long-acting basal insulin product. Pursuant to the terms of the agreement, Flamel received licensing fees, regular research payments, and is eligible to receive milestone payments and royalties on future product sales. Novo Nordisk acquired, during the term of the agreement, world wide development and marketing rights to Basulin™.

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

5. OTHER INCOME

Other income of $1.1 million in 2003 consisted mainly of recognition of $823,000 from conditional grants received from French public agencies. The requirements related to the grants consisted principally in maintaining certain levels of employment, which were achieved in 2003.

FLAMEL TECHNOLOGIES S.A.

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

The remaining $0.3 million resulted from the sale of the equipment of its pilot plant in Vénissieux.

In 2002, the Company recognized revenue of $2,526,000 related to the settlement of litigation with the Wellcome Foundation concerning Genvir®. This settlement is classified as other income in the statements of operations for the year ended December 31, 2002.

6. CASH AND CASH EQUIVALENTS

Cash consist of cash on deposit held in several major banks and cash on hand.
Cash and cash equivalents, includes:

	December,
(In thousands of U.S. dollars)	2002	2003
Cash on deposit	$276	$1,199

Total cash and cash equivalents	$276	$1,199

7. MARKETABLE SECURITIES

Marketable securities are classified as available-for-sale securities and are recorded at fair market value. Unrealized gains and losses are recorded as other comprehensive income in shareholder’s equity, net of income tax effects.

	December,
(In thousands of U.S. dollars)	2002	2003
Marketable securities	$14,251	$108,418

Total Marketable securities	$14,251	$108,418

Gross realized gains on sales of these available-for-sale securities amounted to $278,000, $252,000 and $322,000 for the years ended December 31, 2001, 2002 and 2003, respectively. Unrealized gains amounted to $479,000 for the year ended December 31, 2003. Unrealized gains were not material for the years ended December 31, 2001 and 2002.

8. INVENTORY

The components of inventories were as follows:

	December 31,
(In thousands of U.S. dollars)	2002	2003
Raw materials	375	828
Finished goods	—	229

Inventories, net	375	1,057

FLAMEL TECHNOLOGIES S.A.

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

9. PROPERTY AND EQUIPMENT

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

10. ACCRUED EXPENSES

Accrued expenses comprise the following:

	December 31,
(In thousands of U.S. dollars)	2002	2003
Accrued compensation	816	1,812
Accrued social charges	1,055	1,220
Other	157	127

Total accrued expenses	2,028	3,159

11. LONG-TERM DEBT

Long-term debt comprises:

	December 31,
(In thousands of U.S. dollars)	2002	2003
Anvar loans:
Asacard program	719	866
Other programs	208	250
Grants from Datar and other agencies	693	—
French Ministry of Industry	464	559

Total	2,084	1,675

Current portion	693	—

Long-term portion	1,391	1,675

FLAMEL TECHNOLOGIES S.A.

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

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

Future payments on long-term debt for the years ending December 31 (assuming the underlying project is commercially or technically successful for governmental research loans, but without considering possible success-based payment on the Collagene project, and assuming no reimbursement of other agencies) are as follows:

December
(In thousands of U.S. dollars)	31,
2005	202
2006	279
2007	346
2008	848

1,675

12. CAPITAL LEASE OBLIGATIONS

The Company leases certain of its equipment under capital leases. Future payments on capital lease for the years ending December 31 are as follows:

December
(In thousands of U.S. dollars)	31,
2004	272
2005	114
2006	90
2007	73

Total	549

Less amounts representing interest	(32)

Capital lease	517
Less current portion	(257)

Long -term portion	261

FLAMEL TECHNOLOGIES S.A.

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

Interest paid in the years ended December 31, 2001, 2002 and 2003 was approximately $50,000, $46,000 and $27,000, respectively.

13. EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	Year ended December 31,
	2001	2002	2003
	(In thousands, except per share amounts)
Numerator:
Net income (loss)	$(2,874)	$3,005	$(3,924)

Denominator:
Weighted average shares outstanding used for basic earnings (loss) per share	16,197,590	16,197,590	17,762,050
Effect of dilutive securities:
Stock-options and warrants	—	513,410	—

Weighted average shares outstanding and dilutive securities used for diluted earnings (loss) per share	16,197,590	16,711,000	17,762,050

Basic earnings (loss) per share	$(0,18)	$0,19	$(0,22)

Diluted earnings (loss) per share	$(0,18)	$0,18	$(0,22)

For the years ended December 31, 2001 and 2003, the effects of dilutive securities were excluded from the calculation of earnings per share as a net loss was reported in those periods.

14. SHAREHOLDERS’ EQUITY

14.1. General

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

FLAMEL TECHNOLOGIES S.A.

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

On October 23, 2003, as a result of exercises of stock options, the Company issued 32,500 ordinary shares, with a nominal value of €0.122 ($0.138) per share.

On November 6, 2003, as a result of exercises of stock options, the Company issued 67,500 ordinary shares, with a nominal value of €0.122 ($0.138) per share.

14.2. Preemptive subscription rights

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

14.3. Dividends

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception. The accumulated deficit for statutory purposes totaled approximately $38.1 million at December 31, 2003. Dividend distributions, if any, will be made in euros. The Company has no plans to distribute dividends in the foreseeable future.

14.4. Warrants

On April 6, 2000, the Company issued warrants at a price of €0.00 (FRF0.01) per warrant to purchase up to 3,726,500 ordinary shares to certain private investors, including the venture capital funds and affiliates of Biotechnology Value Fund, Alta Partners and Chase Capital Partners. These warrants provide for physical settlement in unregistered shares and convey no other rights. This issuance included 1,799,000 Class A warrants 642,500 Class B warrants and 1,285,000 Class C warrants. These warrants have a five-year term. The Class A and Class B warrants are exercisable at €5.96 per share and the Class C warrants are exercisable at €0.122 per share. The number of Class B Warrants and Class C warrants that may be exercised has been determined in relation to the closing price of the Company’s ADSs on the Nasdaq National Market in 2000.

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

FLAMEL TECHNOLOGIES S.A.

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

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

On November 7, 2003, the Company issued, at a price of €0.01 per warrant, 200,000 warrants to certain Directors of the Company giving them the right to subscribe to 200,000 ordinary shares at the price of € 9,88 ($11.29) per share. Out of these 200,000 warrants, 120,000 are issued for a five-year period and will vest ratably over four years from the date of issuance, whereas the remaining 80,000 warrants will vest with the next General Shareholders meeting on June, 22 2004. At December 31, 2003, the 200,000 warrants remain exercisable, subject to the vesting provisions. The Company accounted for these warrants granted to non-employee directors for their services as directors under APB 25. Under APB 25, when the exercise price of the Company’s warrants is less than the market price of the underlying shares at the date of grant, the Company records deferred compensation expense, which is being amortized on a straight-line basis over the vesting period. The deferred compensation related to these warrants amounted to $2,729,000 at the date of grant. In 2003, the Company recorded compensation expense related to these 200,000 warrants of $346,000.

     The summary of warrants activity is as follows:

		Weighted Average
	Warrants	Exercise Price in
	Outstanding	U.S. dollars[3]
Balance at January 1, 2001	3,846,500	$3.81
Warrants granted	70,000	$5.17
Warrants cancelled	90,000	$4.95
Balance at December 31, 2001	3,826,500	$3.81
Warrants granted	120,000	$1.94
Balance at December 31, 2002	3,946,500	$3.75
Warrants granted	200,000	$11.29
Warrants exercised	2,866,500	$3.16
Warrants cancelled	85,000	$2.28
Balance at December 31, 2003	1,195,000	$6.55

[3] Historical exchange rate

FLAMEL TECHNOLOGIES S.A.

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

     Exercise prices for warrants outstanding as of December 31, 2003 were as follows:

	Warrants Outstanding			Warrants Exercisable
		Weighted	Weighted		Weighted
Range of		average	average		average
exercise prices	Number of	remaining	exercise price	Number of	exercise price
in euros	shares	contractual life	in euros	shares	in euros
0 to 2.33	30 000	3.47	2.33	0.00	—
2.33 to 5.96	965 000	1.27	5.95	0.00	—
5.96 to 9.88	200 000	4.86	9.88	0.00	—
	1195 000	1.93	6.52	0.00	—

14.5. Stock options

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

The activity under the option plans were as follows:

	Shares		Weighted
	Available for	Options	Average Exercise
	Grant	Outstanding	Price[4]
Balance at January 1, 2001
Options	685,000	1,295,000	$5.23
Authorized	750,000
Granted	(960,000)	960,000	$1.64
Cancelled or expired	45,000	(245,000)	$4.53

Balance at December 31, 2001	520,000	2,010,000	$3.63
Options authorized	—	—	—
Granted	(695,000)	695,000	$2.73
Cancelled or expired	290,000	(390,000)	$3.64

Balance at December 31, 2002	115,000	2,315,000	$3.36

Options authorized	1,900,000
Granted	(1,350,000)	1,350,000	$16.66
Exercised		(327,500)	$5.33
Cancelled or expired	107,500	(117,500)	$4.09

Balance at December 31, 2003	772,500	3,220,000	$8.65

Stock options outstanding at December 31, 2003, which expire from 2007 to 2013, had exercise prices ranging from €1.09 to € 20.81. The weighted average remaining contractual life of all options is 8 years. At December 31, 2003, there were 3,220,000 outstanding options at a weighted average exercise price of €7.68, of which 1,301,250 were exercisable at a weighted average price of € 3.79.

[4] Historical exchange rate

FLAMEL TECHNOLOGIES S.A.

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

Exercise prices for options outstanding as of December 31, 2003 were as follows:

	Stock Options Outstanding			Stock Options Exercisable
		Weighted	Weighted		Weighted
		average	average		average
Range of		remaining	exercise		exercise
exercise prices in	Number of	contractual	price in	Number of	price in
euros	shares	life	euros	shares	euros
0 to 1.36	640,000	7.9	1.13	285,000	1.11
2.33 to 2.77	520,000	8.1	2.43	460,000	2.39
4.11 to 4.86	890,000	8.1	4.47	246,250	4.77
6.40	260,000	6.9	6.4	195,000	6.40
7.58 to 9.88	155,000	8.4	8.99	115,000	9.48
20.81	755,000	9.9	20.81	—	—
	3,220,000	8.4	7.68	1,301,250	3.79

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

The Company has not recorded a liability for social charges which may be assessed for options granted in 2001, 2002, and 2003 as the liability, which is dependent on future trading values of the Company’s shares and the timing of employees decisions to exercise options and sell the related shares, cannot be estimated. The Company also does not consider that the liability is probable due to the income tax. The Company has instituted a new rule that options may not be exercised if social charges could be made against the Company. As a result, we do not expect any liability for such social charges.

FLAMEL TECHNOLOGIES S.A.

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

15. INCOME TAXES

Income (loss) before income taxes comprises the following:

	Year ended December 31,
(in thousands of dollars)	2001	2002	2003
France	$(2,860)	$2,452	$(4,427)

A reconciliation of income tax benefit computed at the French statutory rate (35.4% in 2001, 34.4% in 2002 and 34.4% in 2003) to the income tax benefit is as follows:

	Year ended December 31,
(in thousands of dollars)	2001	2002	2003
Income tax benefit (provision) computed at the French statutory rate	1,010	(843)	1,524
Operating losses not utilized	(1,010)	843	(1,524)
Research credits	—	567	527
Minimum tax payable	(14)	(14)	(24)

Total	(14)	553	503

The Company was not eligible for research and development tax credit in 2001 due to the limited increase in research and development expenses in 2001 as compared to 1998, 1999 and 2000, respectively. Income tax benefits amounted to $553,000 in 2002 and $503,000 in 2003 and was principally related to the research and development tax credit recorded in France.

Income tax expense amounted to $14,000 in 2001 and represented the minimum income tax payable in France. In 2002, the minimum income tax payable in France was equal to $14,173. Minimum income tax payable in France amounted to $24,500 in 2003.

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

FLAMEL TECHNOLOGIES S.A.

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

taxes, they will be received as cash payments in the fourth year after the credit is earned in accordance with the following timetable:

(In thousands of U.S. dollars)	December 31,
2006	758
2007	590
1,348

16. EMPLOYEE RETIREMENT PLANS

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

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

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

18. COMMITMENTS AND CONTINGENCIES

18.1. Capital leases

The Company currently has commitments regarding capital leases as described in Note 12.

18.2. Operating leases

The Company leases its facilities and certain equipment under operating leases, which expire through 2006. Future minimum lease payments under operating leases due for the fiscal years ending December 31 are as follows:

(In thousands of U.S. dollars)	December 31,
2004	366
2005	201
2006	98

FLAMEL TECHNOLOGIES S.A.

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

Rental expense for the years ended December 31, 2001, 2002 and 2003 was approximately $451,000, $418,000, and $587,000, respectively.

18.3. Litigation

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

19. INDUSTRY AND GEOGRAPHIC INFORMATION

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

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this report on its behalf.

FLAMEL TECHNOLOGIES S.A. (Registrant)

By:	/s/ Gerard Soula

Gérard Soula
President and Chief Executive Officer

Date: June 15, 2005