Form 20-F
period 2004-12-31
FLAMEL TECHNOLOGIES SA
filed 2005-06-15
CIK 1012477

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
           For the transition period from_________to _________

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

Ordinary Shares, nominal value 0.122 Euros per share, represented by American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Ordinary Share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

21,751,590 Ordinary Shares, nominal value 0.122 Euros per Ordinary Share

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

Item 17 ☐ Item 18 ☑

     As used herein, references to the Company, ‘we,’ ‘us,’ ‘our,’ the Registrant and Flamel refer to Flamel Technologies S.A. and its consolidated subsidiary, Flamel Technologies, Inc., unless the context indicates otherwise. References to Shares herein refer to (i) the Ordinary Shares of Flamel, nominal value 0.122 Euros per Ordinary Share (the ‘Ordinary Shares’) and (ii) Flamel’s American Depositary Shares, each of which represents one Ordinary Share (‘ADSs’). The ADSs are evidenced by American Depositary Receipts (‘ADRs’). Ordinary Shares and ADSs are referred to herein as ‘Shares.’

     The following product or technology designations are trademarks of the Company: Asacard(™), Agsome(™), Genvir(™), Micropump(R),
Medusa(R), and ColCys(R).

     Flamel publishes its financial statements in U.S. dollars. In this Annual Report, references to ‘dollars’ or ‘$’ are to U.S. dollars and references to ‘Euros’ or ‘EUR’ are to the currency of the European Union as used in the Republic of France. Except as otherwise stated herein, all monetary amounts in this Annual Report have been presented in dollars. Solely for the convenience of the reader, this Annual Report contains translations of certain Euro amounts into dollars at specified rates. See ‘Item 3. Key Information — Exchange Rates’ for information regarding the rates of exchange between the Euro and the dollar in each of the previous five years.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

     This annual report contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the SEC or otherwise. The words ‘believe,’ ‘expect,’ ‘anticipate,’ ‘project’ and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations. Factors that could cause actual results to differ from expectations include, among others:

•	our product candidates, if approved for marketing, may not produce significant revenues and we rely on our partners to determine the regulatory and marketing strategies;

•	our product candidates, in commercial use, may have unintended side effects, adverse reactions or incidents of misuse;

•	we may enter into a collaboration with a third party to market or fund a proprietary product candidate and the terms of such a collaboration may not meet our expectations;

•	our delivery technologies or product development efforts may not produce safe, effective or commercially viable products;

•	our collaborators could elect to terminate or delay programs at any time and disputes with collaborators or failure to negotiate acceptable new collaborative arrangements for our technologies could occur;

•	we may be unable to manufacture or, if our products are successful, scale-up the manufacturing of our products economically or on a commercial scale;

•	unexpected events could interrupt manufacturing operations at our facilities, which could be the sole source of supply for these products;

•	after the completion of clinical trials of products incorporating our technologies and the submission to the FDA of a New Drug Application, or NDA, for marketing approval and to other health authorities as a marketing authorization application, the FDA or other health authorities could refuse to accept such filings or could request additional pre-clinical or clinical studies be conducted, each of which could result in significant delays, or such authorities could refuse to approve the product at all;

•	our product candidates could be ineffective or unsafe during pre-clinical studies and clinical trials and we and our collaborators may not be permitted by regulatory authorities to undertake new or additional clinical trials for product candidates incorporating our technologies, or clinical trials could be delayed;

•	we may experience significant delays in clinical trials on our products;

•	we may not realize any revenue from milestone or royalty payments under our license agreements with our partners, including GlaxoSmithKline and TAP Pharmaceutical Products, Inc “TAP”;

•	even if our product candidates appear promising at an early stage of development, product candidates could fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical, fail to achieve market acceptance, be precluded from commercialization by proprietary rights of third parties or experience substantial competition in the marketplace;

ii

•	technological changes in the biotechnology or pharmaceutical industries could render our product candidates obsolete or noncompetitive;

•	we may face difficulties or set-backs in obtaining and enforcing our patents or defending claims of patent infringement by others; and

•	we may need to raise substantial additional funding to continue research and development programs and clinical trials and could incur difficulties or setbacks in raising such funds.

     Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. Statements in this annual report including those set forth in ‘Risk Factors’ in this report, describe factors, among others, that could contribute to or cause such differences.

iii

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

     Not applicable.

ITEM 2. Offer Statistics and Expected Timetable

     Not applicable.

ITEM 3. Key Information

     Selected Financial Data

     The selected consolidated financial data as at and for each of the five years in the period ended December 31, 2004 are derived from the Consolidated Financial Statements of the Company, which have been prepared in accordance with U.S. GAAP and audited by Ernst & Young Audit, independent auditors. The selected consolidated financial data of the Company set forth below are qualified by reference to, and should be read in conjunction with, ‘Item 5. Operating and Financial Review and Prospects’ and the Consolidated Financial Statements and the Notes related thereto appearing elsewhere in this Annual Report.

Statement of Operations Data: *	2000	2001	2002	2003	2004
				**
Revenues	$10,902	$13,087	$18,406	$25,167	$55,410
Cost and Expenses	(16,107)	(16,242)	(18,629)	(29,866)	(46,575)
Income (Loss) from Operations	(5,205)	(3,155)	(223)	(4,699)	8,835
Interest and foreign exchange loss, net	375	295	149	(856)	363
Other income	—	—	2,525	1,128	100
Income (loss) before income tax and the cumulative effect of a change in accounting principle	(4,834)	(2,860)	2,452	(4,427)	9,298
Income tax benefit (expense)	(50)	(14)	553	503	3,201
Cumulative effect on prior years (to December 31,1999 of changing method of revenue recognition **	(4,577)	—	—	—	—
Net income (loss)	$(9,461)	$(2,874)	$3,005	$(3,924)	$12,499
Earning (Loss) per share before cumulative effect of change in accounting principle	$(0.32)	$(0.18)	$0.19	$(0.22)	$0.58
Basic earnings (loss) per ordinary share	$(0.62)	$(0.18)	$0.19	$(0.22)	$0.58
Diluted earnings (loss) per ordinary share	$(0.62)	$(0.18)	$0.18	$(0.22)	$0.53
Basic weighted average number of shares outstanding (in thousands)	15,331	16,198	16,198	17,762	21,514
Diluted weighted average number of shares outstanding (in thousands)	15,331	16,198	16,711	17,762	23,559
Dividends per share	—	—	—	—	—

*	(in thousands of US dollars, except per share data)

**	Financial information for the year ended December 31, 2003 has been restated in the amended Annual Report on Form 20-F/A for 2003 filed with the Securities and Exchange Commission on June 15, 2005.

***	The Company has historically recognized non-refundable technology access fees received from its collaboration agreements as revenue when received. In December 1999, the Securities and Exchange Commission (‘SEC’) issued Staff Accounting Bulletin (‘SAB’) No. 101, ‘Revenue Recognition in Financial Statements.’ Among other things, SAB No. 101 describes the SEC staff’s position on the recognition of certain non-refundable up-front fees received in connection with research collaborations. The Company has evaluated

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

Balance Sheet Data:*	2000	2001	2002	2003**	2004
Cash, Cash equivalents & Marketable securities	$10,137	$5,309	$14,527	$109,617	$105,374
Working capital***	7,948	7,338	12,202	102,867	97,446
Total assets	20,360	18,144	23,076	127,252	145,608
Long term liabilities (excluding deferred revenues)	1,891	1,299	2,329	3,123	4,665
Shareholders equity	10,882	7,509	12,286	92,061	116,757

*	(in thousands of US dollars)

**	Financial information for the year ended December 31, 2003 has been restated in the amended Annual Report on Form 20-F/A for 2003 filed with the Securities and Exchange Commission on June 15, 2005.

***	(current assets — current liabilities)

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

Year Ended December 31,
Euro to U.S. Dollar:	High	Low	Average Rate[1]
2004	1.367	1.176	1.248
2003	1.246	1.036	1.132
2002	1.0485	0.8594	0.9495
2001	0.9548	0.8388	0.8958
2000	1.0334	0.8269	0.9207

Previous Six Months,
Euro to U.S. Dollar:	High	Low	Average Rate
May, 2005	1.2936	1.2349	1.2697
April, 2005	1.3093	1.2838	1.2943
March, 2005	1.347	1.288	1.319
February, 2005	1.327	1.277	1.301
January, 2005	1.348	1.296	1.312
December, 2004	1.363	1.325	1.341

     The exchange rate for the Euro against the U.S. dollar as of May 31, 2005 was € 1.2349 to $1.00. The Company makes no representation that Euro amounts have been, could have been or could be converted into dollars at any of the exchange rates referred to herein as of a given date.

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

     We depend on a few customers and partners for the majority of our revenues, including GlaxoSmithKline and TAP. The termination of our relationship with any of these major customers or partners, and our failure to broaden our customer base, could cause our revenues to decrease significantly and result in losses from our operations. Further, we may be unable to negotiate favorable business terms with customers and partners that represent a significant portion of our revenues. If so, our revenues and gross profits, if any, may not grow as expected or may not grow at a rate sufficient to allow us to maintain profitability.

Our revenues depend on pharmaceutical and biotechnology companies successfully developing products that incorporate our drug delivery technologies.

     We market and sell our technologies to third parties, who incorporate our technologies into their products. We depend upon collaborative agreements with pharmaceutical and biotechnology companies to develop, test, obtain regulatory approval for and commercialize products that incorporate our drug delivery technologies. We currently have collaborative agreements or relationships with TAP, Servier, GlaxoSmithKline, Merck, and other pharmaceutical and biotechnology companies.

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

     The number of products that our partners successfully develop under these collaborative agreements will affect our revenues. We cannot control the timing and other aspects of the development or marketing by our pharmaceutical and biotechnology company partners of their products that incorporate our technologies. The failure of one or more of our partners to develop successful products that incorporate our technologies or to perform as we expect under our agreements with them could have a material and adverse impact on our revenues and profits. We face risks relating to our collaborative agreements, including risks that:

•	our collaborative agreements may not result in any new commercial products;

•	the existing commercial products developed under our collaborative agreements may not be successful;

•	our pharmaceutical and biotechnology company partners may not successfully market any commercial products;

•	we may not be able to meet the milestones established in our current or future collaborative agreements;

•	we may not be able to successfully develop new drug delivery technologies that would be attractive to potential pharmaceutical or biotechnology company partners; and

•	our collaborative partners may terminate their relationships with us.

Although products that incorporate our drug delivery technologies may appear promising at their early stages of development and in clinical trials, none of these potential products may reach the commercial market for a number of reasons.

     Successful research and development of pharmaceutical products is difficult, expensive, and time consuming. Many product candidates fail to reach the market. Accordingly, it is possible that products that incorporate our technologies may never reach the commercial market for any number of reasons. We intend to continue to enhance our current technologies and pursue additional proprietary drug delivery technologies. Our success will depend on the discovery and the successful commercialization of products that can utilize our drug delivery technologies. If products using our technologies fail to reach the commercial market, our revenues would be adversely affected, and we may be unable to increase our revenue.

     Even if our technologies appear promising during various stages of development, there may not be successful commercial applications developed for them because:

•	they may be found to be ineffective or cause harmful side effects, or they may fail during pre-clinical testing or clinical trials;

•	we may not find pharmaceutical or biotechnology companies to adopt the technologies or, if partnered, the business strategy of our partner may change;

•	our pharmaceutical and biotechnology company partners may find that certain products cannot be manufactured on a commercial scale and, therefore, may not be economical to produce; or

•	products that use our technologies also could fail to achieve market acceptance or be precluded from commercialization by proprietary rights of third parties.

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

     Even if our products receive regulatory approval, either in the United States or internationally, we will continue to be subject to extensive regulatory requirements. These regulations are wide-ranging and govern, among other things:

•	adverse drug experience and other reporting regulations;

•	product promotion;

•	product manufacturing, including good manufacturing practice requirements;

•	record keeping requirements;

•	drug sampling and distribution requirements;

•	electronic record and signature requirements; and

•	product manufacturing and labeling changes or modifications.

     If we fail to comply with these laws and regulations, we may be fined or barred from selling our products. If the FDA determines that we are not complying with the law, it can:

•	issue warning letters;

•	impose fines;

•	seize products or order recalls;

•	issue injunctions to stop future sales of products;

•	refuse to permit products to be imported into, or exported out of, the United States;

•	suspend or limit our production;

•	withdraw previously approved marketing applications; and

•	initiate criminal prosecutions.

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

     The degree of market acceptance of any product candidate or technology will depend on a number of factors, including:

•	the effectiveness of our marketing strategy;

•	demonstration of the clinical efficacy and safety of the product or technology;

•	no evidence of undesirable side effects which delay or extend trials;

•	no regulatory delays or other regulatory actions;

•	its cost-effectiveness;

•	its potential advantage over alternative treatment methods; and

•	the marketing and distribution support it receives.

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

     Our ability to successfully commercialize our products and technologies may depend in part on the extent to which the government health administration authorities, private health insurers and other third party payers will reimburse consumers for the cost of these products. Third party payers are increasingly challenging both the need for, and the price of, novel therapeutic drugs and uncertainty exists as to the reimbursement status of newly approved therapeutics. Adequate third party reimbursement may not be available for our drug products to enable us to maintain price levels sufficient to realize an appropriate return on our investments in research and product development, which could materially and adversely affect our ability to commercialize that particular drug. We cannot predict the effect that changes in the healthcare system, especially cost containment efforts, may have on our business. Any such changes may adversely affect our business.

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

     We have accumulated aggregate net losses from inception of approximately $47.8 million through December 31, 2004. If we are unable to continue to earn a profit in future periods, the market price of our stock may fall. The costs for research and product development of our drug delivery technologies and general and administrative expenses have been the principal causes of our losses in 2003, 2001 and 2000. Our ability to maintain profitable operations depends on a number of factors, many of which are beyond our direct control. These factors include:

•	the demand for our technologies and products;

•	the level of product and price competition;

•	our ability to develop additional commercial applications for our products;

•	our ability to control our costs;

•	our ability to broaden our customer base;

•	the effectiveness of our marketing strategy; and

•	general economic conditions.

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

     We may require additional financing to fund the development and possible acquisition of new drug delivery technologies and to increase our production capacity beyond what is currently anticipated. If we cannot obtain financing when needed, or obtain it on favorable terms, we may be required to curtail our plans to develop and possibly to acquire new drug delivery technologies or limit the expansion of our manufacturing capacity. We also may elect to pursue additional financing at any time to more aggressively pursue development of new drug delivery technologies and expand manufacturing capacity beyond that currently planned. Other factors that will affect future capital requirements and may require us to seek additional financing include:

•	the development and acquisition of new products and technologies;

•	the progress of our research and product development programs;

•	results of our collaborative efforts with current and potential pharmaceutical and biotechnology company partners; and

•	the timing of, and amounts received from, future product sales, product development fees and licensing revenue and royalties.

Our share price has been volatile and may continue to be volatile.

     The trading price of our shares has been, and is likely to continue to be, highly volatile. The market value of an investment in our shares may fall sharply at any time due to this volatility. In the year ended December 31, 2004, the closing sale price for our ADSs as reported on the Nasdaq National Market ranged from $14.67 to $31.73. In the year ended December 31, 2003, the closing sale price of our ADSs as reported on the Nasdaq National Market ranged from $3.74 to $42.85. The market prices for securities of drug delivery, biotechnology and pharmaceutical companies historically have been highly volatile. Factors that could adversely affect our share price include:

•	fluctuations in our operating results;

•	announcements of technological collaborations, innovations or new products by us or our competitors;

•	governmental regulations;

•	developments in patent or other proprietary rights owned by us or others;

•	public concern as to the safety of drugs developed by us or others;

•	the results of pre-clinical testing and clinical studies or trials by us or our competitors;

•	litigation;

•	decisions by our pharmaceutical and biotechnology company partners relating to the products incorporating our technologies;

•	actions by the FDA in connection with submissions related to the products incorporating our technologies;

•	the perception by the market of biotechnology and high technology companies generally; and

•	general market conditions.

Our operating results may fluctuate, which may adversely affect our share price.

     Fluctuations in our operating results may lead to fluctuations, including declines, in our share price. Our operating results may fluctuate from period to period due to a variety of factors, including:

•	demand by consumers for the products we produce;

•	new product introductions;

•	pharmaceutical and biotechnology company ordering patterns;

•	the number of new collaborative agreements into which we enter;

•	the number and timing of product development milestones that we achieve under collaborative agreements;

•	the level of our development activity conducted for, and at the direction of, pharmaceutical and biotechnology companies under collaborative agreements; and

•	the level of our spending on new drug delivery technology development and technology acquisition, and internal product development.

     Variations in the timing of our revenue and expenses could also cause significant fluctuations in our operating results from period to period and may result in unanticipated earning shortfalls or losses.

Uncertainties related to potential changes in the structure of our board of directors and management at our annual shareholders’ meeting may disrupt our business and put us at a disadvantage with respect to our competitors.

     Mr. Oscar Schafer, a major shareholder of our Company, and affiliated shareholders proposed the nomination of three directors to our board of directors at our annual shareholders’ meeting to be held on June 22, 2005 to replace the current board of directors as well as the slate of directors proposed by the current board of directors. Our board of directors unanimously recommended that our shareholders vote against these nominees and vote for the re-election of our current directors and for the election of our two applicants. We depend upon the continued service of our skilled executive officers and board of directors that is knowledgeable about our industry. Our founder, President and Chief Executive Officer, Dr. Soula, has indicated his intention to resign if our shareholders approve the nomination of the three candidates proposed by Mr. Schafer. The potential loss of our current experienced executives and directors may lead to a destabilization within our Company that may disrupt our business and put us at a disadvantage with respect to our competitors, which could harm our business.

ITEM 4. Information on the Company

General Overview

     We are a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Our Micropump® technology is a multiparticulate technology for oral administration of small molecule drugs with applications in controlled-release, tastemasking and bioavailability enhancement. Our Medusa® nano-particulate technology is designed to deliver therapeutic proteins, peptides and small molecules. Our expertise in polymer science has also been instrumental in the development of a photochromic eyeglass lens product that was launched by Corning in 1999. Additionally, we have developed a patented biomaterial, ColCys®.

     Our Medusa® technology permits the long-acting controlled-release of proteins without the denaturation or other adverse effects on such proteins of certain other delivery systems. Our initial application of Medusa® is Basulin®, a long-acting insulin for the treatment of diabetes.

     Beginning in 1999, we worked with Novo Nordisk A/S to optimize the Medusa® polymer and the insulin formulation to be delivered using our proprietary technology. As of March 12, 2002, we reacquired all rights to Basulin®. On August 27, 2003, we announced that we had entered into a license agreement with Bristol-Myers Squibb for Basulin®. The license agreement provided for an initial payment to us of $20 million and additional milestone payments that could have reached $145 million plus royalties on the sale of the product. Bristol-Myers Squibb also would assume all costs of future clinical trials, development, registration and marketing of the product. On September 16, 2004, we received a letter notifying us of Bristol-Myers Squibb’s intention to cancel the partnership. On December 15, 2004, ninety days after receipt of the cancellation letter, we re-acquired the rights to Basulin. On January 31, 2005 Flamel Technologies and BMS entered into a termination agreement, with respect to the former licensing agreement. Under the terms of the January 31, 2005 agreement, we received a cash payment of $5,850,000.

     On December 8, 2004 we announced the initiation of a Phase I/II trial for Medusa®-enabled long-acting interleukin-2 for the treatment of end-stage renal cancer. On December 17, 2004, we announced the initiation of a Phase I/II trial of Medusa®-enabled long-acting interferon-alpha for the treatment of hepatitis B and C. Applications of Medusa® to other therapeutic proteins are in an advanced stage of pre-clinical development.

     We currently have three major products based on our Micropump® technology which are not currently licensed to a third party: Genvir, a controlled-release acyclovir for the treatment of genital herpes; Metformin XL, a controlled-release form of Metformin currently in development for use for the treatment of Type II diabetes; and Asacard™, a controlled-release formulation of aspirin for the treatment of cardiovascular disease. We are seeking potential partners for the further development and registration of our controlled-release Metformin. We terminated, in March 2005, a partnership with Biovail for the development and marketing of Genvir™ in the United States and Canada and are currently in active discussions with large pharmaceutical companies who expressed interest in the product. We are also in active discussions seeking to obtain a marketing partner for Asacard™.

     We have had a long-standing collaborative relationship with Corning to develop advanced polymeric photochromic materials for eyeglass lenses. We have enjoyed six years of royalties as a result of sales of this product. This is also the first product containing our technology to be commercialized.

     To date, we have entered into licensing or partnership arrangements with five major corporations to commercialize products incorporating our technologies, to fund development work and, in selected cases, co-develop specific products.

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

The Need for Novel Delivery Systems

     Our polymer delivery systems are currently focused on the controlled release of therapeutic proteins and the oral administration of pharmaceutical drugs, primarily those that are best absorbed in the small intestine. The pharmaceutical industry utilizes drug delivery technologies as a tool to improve existing products as well as to overcome certain problems encountered in the development of new products. Drug delivery technologies enable pharmaceutical companies to improve the safety and efficacy profiles of innovative new therapeutic compounds, to improve patient compliance and acceptance of existing drugs, to expand therapeutic indications of an existing drug, and to gain competitive advantages for drugs facing patent expirations. It is estimated that pharmaceutical product sales utilizing advanced drug delivery technologies amounted to approximately $46 billion worldwide in 2003.

Business Strategy

     We aim to build on our core strength as a science based, market focused innovator of controlled release drug delivery systems. The key elements of our strategy that will enable us to build upon our strengths are as follows:

•	maximize the potential of our existing drug delivery systems;

•	develop or acquire additional drug delivery technologies;

•	identify additional compounds for unmet medical needs;

•	develop new formulations of proprietary compounds that we receive from additional collaborators; and

•	leverage capabilities of pharmaceutical partners for clinical development and commercialization.

     For the reasons set forth below in this Item 4, we believe that we have a competitive advantage in developing controlled-release formulations of proteins, peptides and small molecules that improve dosing, compliance and efficacy. We remain committed to focusing on our strengths. We will continue to partner our proprietary formulations with pharmaceutical companies with the clinical, regulatory and marketing resources to secure regulatory approval and to commercialize these pharmaceuticals successfully.

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

Medusa®: Delivery System for Therapeutic Proteins and Peptides

     Therapeutic agents based on biological proteins and peptides are becoming increasingly important. The worldwide market for currently approved therapeutic proteins is over $43 billion annually; the growth of this market is expected to be significant as new products are commercialized. In developing these products, a principal challenge is finding a suitable delivery system that can transport the protein or peptide to its site of action, release it at the optimal therapeutic rate, and protect it from being unduly degraded without denaturing it (i.e., causing a structural change that results in a loss of the properties that are linked to its precise structure).

     The scientific challenges to developing such a controlled-release process for protein-based drugs are significant. For a polymer-based delivery system, these constraints require a polymer that:

•	can be metabolized by the human body into harmless substances;

•	is compatible with the protein or peptide;

•	keeps the structure of the protein intact;

•	protects the therapeutic agent during transit and delivery; and

•	has the required release properties once delivered.

     Responding to these scientific challenges and to what we believe is a significant market opportunity, we have developed Medusa®, a delivery system designed to deliver proteins and peptides in a controlled manner without denaturation. Our approach utilizes a novel nano-particulate system, combined with a customized polyaminoacid biopolymer, that meets the above conditions. We have developed a protein-like polyaminoacid composed of only two different amino acids. We tailor this polyaminoacid polymer to form nano-scaled particles spontaneously in water that entrap proteins without the use of solvents or any surfactants. This ‘self-assembly’ process is critical in avoiding the denaturing of the proteins. We have shown in animal studies that our polyaminoacid polymer is neither immunogenic nor reactogenic. Further testing is necessary in each application of Medusa® to a drug, including Basulin®, to demonstrate that each product does not post a potential risk for human subjects.

Basulin®: Long-acting Basal Insulin Formulation

     Our first application of our proprietary Medusa® technology is a depot delivery formulation of insulin targeted to meet the long-acting, ‘basal’ insulin requirements of diabetic patients.

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

     The worldwide market for insulin is believed to have been approximately $5.5 billion in 2003. Of this total, long-acting basal insulin is estimated by us to constitute nearly $3.0 billion in annual sales. In Type I diabetics (those with Insulin Dependent Diabetes Mellitus), basal insulin is projected to represent 40% of their required treatment. Type II diabetics (those with Non-Insulin Dependent Diabetes Mellitus) significantly out-number Type I diabetics and often require only basal insulin. Our Basulin® is designed to address the long-acting basal insulin requirements of both of these groups.

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

     We believe it is possible that Basulin® could be used (and injected) in combination with short-acting insulin, as it is administered at the biological pH level. This is a significant advantage in comparison to Lantus®, which is administered at 4.5 pH. We expect that those diabetics who require both short-acting and long-acting insulin will greatly prefer Basulin® as a consequence.

     Among Basulin’s many advantages, perhaps the most important is that Basulin® is a controlled release of human insulin, not an artificial insulin as with Lantus®. The company’s goal with Basulin® is to deliver human insulin in order to reduce the risk of potential immune response which can be created by non-human insulin, such as artificial or animal insulins. This is especially important in the context of treating a chronic disease such as diabetes. We also believe, but have yet to demonstrate, that Basulin® could offer important benefits versus Lantus® with respect to insulin’s role as a vascular endothelial growth hormone.

     In December 1999, we signed a development and licensing agreement with Novo Nordisk, a recognized world leader in insulin and diabetes care. Under the terms of the agreement, we worked with Novo Nordisk as directed by them. As of March 12, 2002, our agreement with Novo Nordisk was terminated and we do not expect any further revenues from Novo Nordisk for this project. On August 27, 2003, we announced that we had entered into a license agreement with Bristol-Myers Squibb for Basulin®. The license agreement provided for an initial payment to us of $20 million and additional milestone payments that could have reached $145 million plus royalties on the sale of the product. Bristol-Myers Squibb also would assume all costs of future clinical trials, development, registration and marketing of the product. On September 16, 2004, we received a letter notifying us of Bristol-Myers Squibb’s intention to cancel the partnership. On December 15, 2004, ninety days after receipt of the cancellation letter, we re-acquired the rights to Basulin®. On January 31, 2005 Flamel Technologies and BMS entered into a termination agreement, with respect to the former licensing agreement.

Other Products Based on the Medusa® Technology

     In a further effort to leverage our knowledge of Basulin® and the Medusa® technology, we have sought and received French government funding for research activity related to additional applications of our Medusa® technology. These are in the feasibility testing phase.

     We believe that the Medusa® delivery system has the potential to improve formulations of other important biological drugs. During 2004, we initiated a Phase I/II clinical trial of Medusa® enabled long-acting interferon-alpha. We believe that the efficacy of interferon alpha, particularly in the treatment of Hepatitis C and cancer, can be improved if its half-life in the body can be extended. Pre-clinical studies in living animals have shown promising results. Pharmacokinetic studies in rats using the Sprague Dawley Rat model show a continued concentration of a Medusa®-enhanced interferon alpha 2b for up to 96 hours, as compared to 8-12 hours for the conventional formulation.

     We estimate the worldwide market for interferon drugs to have been $6.0 billion in 2003 and we expect this market to grow in 2005 as researchers identify additional indications that may be treated effectively using interferon drugs, as such proposed treatments gain approval and as new suppliers emerge. In 2003, we estimate that interferon alpha formulations accounted for approximately 48% of the worldwide market for interferons. If we are successful in demonstrating proof of concept in the Phase I/II trial, we will seek to negotiate a licensing agreement with an interested party for the further development of this formulation.

     During 2004, we initiated a Phase I/II clinical trial of Medusa®-enabled long-acting interleukin-2 (IL-2) for the treatment of renal cancer. We believe that the use of IL-2 as a treatment for renal cancer as well as in other indications has been limited due to its extreme toxicity. Pre-clinical studies of our long-acting interleukin-2 versus Proleukin® in monkeys showed an increase in the duration of action of the drug, with a lower blood concentration of drug after injection (Cmax). Flamel’s formulation resulted in measurable increases in levels of lymphocyte CD4 and CD8, and the soluble fraction of CD25 in the monkeys studied, which are considered surrogate markers for stimulation of the body’s immune system. If these results are confirmed in the Phase I/II clinical trial, we plan to negotiate with interested parties to license the formulation for further development. In addition to its application for advanced kidney cancer, IL-2 could become an important adjuvant for vaccines. Based on the success of vaccines, IL-2 sales could reach $1.5 billion by 2010.

Micropump®: Delivery System for the Oral Administration of Drugs

     Our other drug delivery platform, Micropump®, is an oral multiparticulate technology with applications in sustained release, tastemasking and bioavailability enhancement.

     Micropump® provides a method of encapsulating microscopic-sized particles or granulates of a pharmaceutical compound with carefully selected polymers designed to achieve a desired pharmacokinetic profile. These microparticles have dimensions that are intended to control the absorption rate of the drug. Each microparticle acts as an independent drug delivery vehicle that slowly releases particles, since they can be ‘programmed’ for each drug and each therapeutic indication by modifying the thickness and composition of the polymer coatings and the excipients encapsulated with the drug.

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

     Micropump® technology has several other key attributes, including a high loading ratio of active ingredient to its polymer coating, thus allowing for conventional size tablets or capsules. This is important for some products, such as acyclovir, where large daily doses are required. The large number of microparticles contained in a tablet or capsule also enhances safety by avoiding the problem of dose-dumping (releasing all of the dose at one time/one place). Dose-dumping can give rise to side effects such as ulceration. In addition, changes in pH levels within a patient’s body have been shown not to affect the Micropump® particle coating, unless so designed. This coating uses a class of material approved for pharmaceutical use by the FDA, which may accelerate testing and approval.

     Products Based on the Micropump® Technology

     We believe that our Micropump® system is most appropriate for delivery of therapeutic compounds for which the small intestine is the optimal site of absorption and where the extension of mean plasma concentration time is important. We are currently developing the following drugs based on the Micropump® system:

1.	Lansoprazole extended release

     We are working with TAP, the joint venture between Abbott Laboratories, Inc. and Takeda Pharmaceutical Company, Ltd, to develop an extended release formulation of lansoprazole, which is marketed in the U.S. under the brand name Prevacid®. Prevacid was the third largest selling drug in the United States in 2004 with sales of $3.8 billion. Prevacid is a proton pump inhibitor (ppi) that works by helping to prevent the creation of acid in the stomach. Stomach acid may cause heartburn and can lead to a condition known as acid-reflux disease, caused when stomach acid backs up into the esophagus. Under the terms of the license agreement, TAP will pay all costs of further development, testing, regulatory approval and marketing of the new formulation. Flamel also has the potential to earn more than $100 million of milestones and will receive significant royalties on sales of the product.

     The Market for Proton Pump Inhibitors

     U.S. sales of proton pump inhibitors totaled $12.5 billion in 2004. As a class, only lipid lowering agents had greater sales. The demand for proton pump inhibitors stems both from the prevalence of patients who suffer from acid reflux and increased awareness about the disease. Seven percent of Americans suffer the symptoms of acid reflux disease on a daily basis and an additional fourteen percent suffer from the disease twice a week. The potential long-term complications of acid-reflux disease, if left unchecked, include erosive esophagitis and even esophageal cancer.

     Using Micropump®, we have demonstrated that we can potentially increase both the efficacy and convenience of lansoprazole. According to IMS, Prevacid sales totaled $3.8 billion in 2004, a decline of 5%. This was likely due to the launch of Nexium® by Astra-Zeneca as well as pricing pressure resulting from the launch of generic Prilosec®. Due to increased awareness regarding the health risks associated with chronic acid-reflux disease, market growth for proton pump inhibitors in 2005 is predicted to resume.

2.	Genvir ™ : Controlled-release Oral Acyclovir

     We have applied our Micropump® technology to develop a controlled-release formulation of acyclovir for the treatment of genital herpes.

     The Market for Anti-Herpes Drugs

     We estimate the worldwide market for the treatment of herpes infections to have been approximately $2.1 billion in 2004. Acyclovir, including multiple generic formulations and GlaxoSmithKline’s Zovirax®, as well as prodrug formulations of acyclovir, are currently the leading drugs for the treatment of herpes infections. There are two relatively expensive, second-generation prodrugs of acyclovir. The most successful of the two is GlaxoSmithKline’s Valtrex. These second-generation drugs address a principal weakness of acyclovir: its arduous dosing regimens. For the acute genital herpes and zoster indications, acyclovir needs to be taken five times per day; for chronic genital herpes indications, acyclovir needs to be taken twice per day. These second generation drugs have reduced the dosing schedule to three times per day for zoster, two times per day for acute genital herpes and one to two times per day for chronic genital herpes.

     Controlled-Release Acyclovir for Acute Genital Herpes

     Genvir™ is an oral drug also offering a twice per day dosing regime for the treatment of acute genital herpes. Using Micropump®, we have overcome the obstacles presented by the particular absorption characteristics of acyclovir to improve its pharmacokinetic profile and develop an effective, controlled-release formulation of the drug. Genvir™, with a dosing schedule equivalent to Valtrex, is positioned as a second-generation treatment for acute genital herpes and as an alternative to the acyclovir prodrugs.

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

     On April 9, 2003, we announced that we had licensed rights to Genvir™ in the United States and Canada to Biovail. On March 3, 2005 we announced that we had terminated the agreement with Biovail. We are currently in discussions to re-license GenvirTM with major pharmaceutical companies.

3.	Asacard™ 162.5mg: Controlled-Release Cardiovascular Aspirin

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

Photochromic Materials

     Our expertise in polymer science has led to a long-term collaborative relationship with Corning. Under a contract research arrangement that has existed since 1994, we have worked with Corning to produce two generations of material for photochromic lenses. The research and development activities ended in 2003.

     Photochromic lenses automatically darken in the presence of sunlight and then revert to clear when indoors. These eyeglass lenses, which are based on mineral material, have been available for over 20 years, and Corning has been the dominant worldwide supplier of these lenses since their introduction. However, as eyeglass lenses have been increasingly made with plastic materials, there is an increasing demand for photochromic lenses based on polymer (plastic) materials. We believe that Corning, which is building an existing franchise and business expertise in the eyeglass lens market, is well positioned to compete effectively in the worldwide market for polymer-based photochromic lens material.

     During 1999, Corning launched SunSensor(TM), a new, competitive photochromic eyeglass lens product containing our technology. We began receiving royalties on the sales of this product late in 1999. The amount of future royalties related to this and other potential products resulting from this collaboration is dependent on Corning’s marketing success.

     Under terms of our current agreement with Corning, , we continue to receive royalties on sales of all products that contain intellectual property developed by the collaboration. See ‘— Strategic Alliances — Corning: Photochromic Materials.’

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

Strategic Alliances

     In order to efficiently develop and apply our technologies and effectively commercialize the resulting products, we have entered into, and intend to continue to enter into, collaborative arrangements with large biotechnology and pharmaceutical company partners. Such arrangements typically provide funding for development work and access to target compounds and related know-how and, ultimately, provide distribution capabilities for any resulting products. Such arrangements generally include termination provisions in the event either party decides that, for strategic or other reasons, it does not wish to pursue the alliance. We outline our existing agreements below:

     TAP

     On September 16, 2004, we announced that we had entered into a licensing agreement with TAP Pharmaceuticals, Ltd (“TAP”) for an extended release formulation of lansoprazole, the active ingredient in Prevacid®. The license agreement provides for milestone payments of up to $100 million as well as royalties on the sale of the product. TAP has also assumed all costs of future clinical trials, development, and marketing of the product.

     Bristol-Myers Squibb

     On August 27, 2003, we announced that we had entered into a licensing agreement with Bristol-Myers Squibb for Basulin®. The license agreement provided for an initial payment to us of $20 million, and additional milestone payments that could have reached $145 million plus royalties on the sale of the product. In March of 2004, we announced that we had received a $5 million milestone payment for the delivery of the phase II-b trial batch. On September 16, 2004, we announced that we had received a letter of termination from Bristol-Myers Squibb. On December 15, 2004, ninety days after receipt of the cancellation letter, we re-acquired the rights to Basulin. On January 31, 2005 Flamel Technologies and BMS entered into a termination agreement, with respect to the former licensing agreement.

     Biovail

     On April 9, 2003, we announced that we entered into an agreement with Biovail to license our GenvirTM product for the United States and Canada. We retained the rights to the product in the rest of the world. Under the agreement, Biovail was responsible for all development, clinical and regulatory costs associated with the filing and approval of the product in the U.S. and Canada. Biovail was also responsible for all expenses associated with the marketing, sales, advertising and promotion of the product in these markets. On March 3, 2005 Flamel sent a termination letter to Biovail. The agreement was terminated effective upon receipt of the letter by Biovail.

     GlaxoSmithKline

     On March 28, 2003, we announced that we licensed our Micropump® technology to GlaxoSmithKline for an undisclosed product. On January 5, 2004, Flamel received a payment of a $2 million milestone with respect to this license agreement after meeting the necessary technical success requirements. Based on the continued successful development and commercialization of this formulation, GlaxoSmithKline and Flamel estimate payments to Flamel could range up to $45 million by the end of the first year following launch, of which $25 million is attributable to the product reaching certain milestones. We announced in September of 2004 that GlaxoSmithKline had begun a Phase III clinical trial of the product. We received a $2 million milestone payment as a consequence of the Phase III trial initiation. In December of 2004, we announced that we signed an agreement whereby Flamel will supply GlaxoSmithKline with commercial supplies of the drug. The provisions of the agreement include payments such that we will not have cash outlays in connection with equipment to be used.

     Servier

     On January 11, 2002, we announced that we entered into a licensing agreement with Servier for application of our Micropump® technology to an ACE inhibitor that is proprietary to Servier. We received $3 million upon signing of the agreement and total payments of over $10 million during the 2002. In 2003, we received an additional $1,283,000 in research and development revenues and we recognized one milestone payment of $ 484,000 as licensing revenue.

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

     On December 31, 1998, we entered into a new, long-term collaboration and development agreement with Corning S.A. and Corning Incorporated that expanded the scope and applicability of the earlier agreement. Under this new agreement, Corning owns all intellectual property developed with us. However, under specified conditions, we will have the right to use technology developed under the collaboration for applications other than photochromic eyeglass lenses or sunglass lenses. While we previously were entitled to receive royalties on the sales of all products containing intellectual property resulting from the collaboration, the new agreement provides for an increase in royalties on sales of certain products. We received an initial $2.0 million payment periodic payments for our research and development work. The research and development activities ended at the end of 2003.

     In 1999, Corning launched its first photochromic plastic eyeglass lens product developed in collaboration with us, and we began receiving quarterly royalty payments under this agreement. The year 2004 was the fifth full year of royalties for us for this product and we received approximately $762,000 in royalties.

Manufacturing

     On December 31, 1996, the Company acquired a 50,000-square foot pharmaceutical production facility located in Pessac, France from SmithKline. See ‘Item 4. Key Information — Description of Property.’ As part of the acquisition, Flamel employed forty-two experienced plant personnel and entered into a three-year toll manufacturing agreement with SmithKline for cimetidine formulations. The Company has consistently met SmithKline’s production requirements. The agreement was extended through the year 2004.

     In 2004, activities at this facility included contract manufacturing for GlaxoSmithKline and other major pharmaceutical companies, process and scale-up activities and the production of clinical batches for our own products, as well as support analytical services for SmithKline and other pharmaceutical laboratories. As our products are commercialized, we expect that this facility will provide necessary quantities of some portion of our products.

     In 2004, we built a new facility of 16,000 square feet for a total purchase price of $10.3 million. This new building included 8,600 square feet for the Medusa® technology with a new cGMP pilot plant, extended synthesis capacity and increased capacity to manufacture qualification and phase III lots at 10% of the commercial batch size. This will support the production of polymer to meet the needs from projects such as Basulin®, Interferon-alpha, and Interleukin-2. A further building comprising 2,900 square feet houses utilities and a warehouse. The remaining 4,600 square feet will be equipped in 2005 and dedicated to the Micropump® technology and especially for manufacturing of product pursuant to our license to GlaxoSmithKline.

     The Pessac facility provides the Company with the capability to manufacture its pharmaceutical products. The Company believes that the facility and its operations are in substantial compliance with ‘Good Manufacturing Practice (‘GMP’) requirements, and the facility is approved by European drug agencies for production of certain pharmaceutical products, including commercial quantities of the Company’s microencapsulated drugs. Such approval qualifies the Company to manufacture certain approved pharmaceutical products for sale in most countries in Europe. In 1999, a new clean room needed for the synthesis of the Basulin® biopolymer was added to the Pessac facility, and was further enhanced in the year 2000.

     In the past, in addition to production activities related to its core businesses, Flamel was able to build on its capabilities and experience with GlaxoSmithKline and other pharmaceutical customers to engage in toll manufacturing for pharmaceutical partners. With its experienced workforce and current GMP operations, the Company provided clinical batch manufacturing, process scale-up services and toll manufacturing of solid dosage forms, and also provided analytical services for contract customers. We are de-emphasizing toll manufacturing as we gear up to supply our pharmaceutical partners with commercial supplies of our Micropump®-enabled formulations. In December of 2004, we announced one such agreement with GlaxoSmithKline for the eventual production of supplies of the Micropump®-enabled formulation of one of their already existing drugs, currently in Phase III clinical trials.

Patents and Proprietary Technology

     Patents and other proprietary rights are important to our business. As a matter of policy we seek patent protection of our inventions and trademarks and also to rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. Generally, we first file a patent application covering an invention in France and then file counterpart patent applications for the invention within one year in other countries.

Since inception, we have been granted 229 patents, including 22 in the United States and 207 worldwide. Among others, these include patents that relate to microencapsulated aspirin ASACARD®, microencapsulated active principle MICROPUMP®, methods of producing polyaminoacids for use in delivering proteins and peptides, and nanoparticles of polyaminoacids for delivering proteins and peptides MEDUSA®, BASULIN®, as well as made of the nanoparticles, and patents on certain ColCys® biomaterials. In the case of the French patents, we currently have counterpart patents or patent application pending in other European nations, Japan and the United States. We have several additional patent applications pending in France, other European nations, Japan, the United States and some additional countries.

In 2004, we were granted 29 new patents (1 in the Unites States and 28 worldwide). Throughout 2004, we filed for 76 new patents (7 in France and 5 international, 1 in Hong Kong and 63 patents applications based on Patent Cooperation Treaty “PCT” patent applications including 4 in the United States.

     We can offer no assurance that any patents issued to us will provide us with competitive advantages or will not be infringed, challenged, invalidated or circumvented by others, or that the patents or proprietary rights of others will not have an adverse effect on our ability to do business.

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

Government Regulation

     We believe our delivery systems, when used in conjunction with therapeutic pharmaceuticals, will be subject to drug and biological approval requirements. In the United States, biological drugs, such as therapeutic proteins and peptides, generally are subject to the same FDA regulatory requirements as other drugs, although some differences exist. For example, a biologic license application (BLA) is submitted for approval for commercialization instead of the new drug application (NDA) used for other drugs. Also, unlike drug products, biological products are subject to FDA lot-by-lot release requirements and cannot be the subject of abbreviated new drug applications (ANDAs). Insulin, which is regulated as a drug product, typically has not been the subject of ANDAs. However, the FDA is working on a variety of issues pertaining to the possible development of generic versions of insulin and there can be no assurance that this type of submission will continue to be unavailable for insulin. Our delivery systems might also be regulated by the FDA as ‘combination products’ if they are used together with a biologic or medical device. In order to facilitate pre-market review of combination products, the FDA designates one of its centers to have primary jurisdiction for the pre-market review and regulation of both components.

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

Failure to comply with regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other actions affecting our pharmaceutical and biotechnology partners’ potential products or uses. Any failure by our pharmaceutical and biotechnology partners to obtain and maintain, or any delay in obtaining, regulatory approvals could materially adversely affect our business.

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

     Investigational New Drug Application

     The entire body of pre-clinical development work necessary to administer investigational drugs to human volunteers or patients is summarized in an investigational new drug (IND) application to the FDA. The IND becomes effective if not rejected by the FDA within 30 days after filing. There is no assurance that the submission of an IND will eventually allow a company to commence clinical trials. All clinical trials must be conducted under the supervision of a qualified investigator in accordance with good clinical practice regulations. These regulations include the requirement that all subjects provide informed consent. In addition, an institutional review board (IRB), composed primarily of physicians and other qualified experts at the hospital or clinic where the proposed studies will be conducted, must review and approve each human study. The IRB also continues to monitor the study and must be kept aware of the study’s progress, particularly as to adverse events and changes in the research. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if adverse events occur.

     Clinical Trials

     Clinical testing involves the administration of the drug or biologic to healthy human volunteers or to patients under the supervision of a qualified principal investigator, usually a physician, pursuant to an FDA reviewed IND ‘protocol,’ or clinical plan. Clinical trials are typically conducted in three sequential phases, but the phases may overlap. Phase I trials consist of testing the product in a small number of patients or normal volunteers, primarily for safety, in one or more dosages, as well as characterization of a drug’s pharmacokinetic and/or pharmacodynamic profile. In phase II, in addition to safety, the efficacy of the product is evaluated in a patient population. Phase III trials typically involve additional testing for safety and clinical efficacy and an expanded population at geographically dispersed sites. All patients involved in a clinical trial must provide informed consent prior to their participation. The FDA may order the temporary or permanent discontinuance of a clinical trial at any time for a variety of reasons, particularly if safety concerns arise. Such holds can cause substantial delay and in some cases may require abandonment of a product. These clinical studies must be conducted in conformance with FDA’s bioresearch monitoring regulations.

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

     The FDA reviews all NDAs and BLAs submitted before it accepts them for filing. It may request additional information rather than accepting an application for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA or BLA. As part of this review, the FDA may refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation. The FDA is not bound by the recommendation of an advisory committee. Under the Prescription Drug User Fee Act (PDUFA), submission of an NDA with clinical data requires payment of a fee. In return, the FDA assigns a goal of 10 months from acceptance of the application to return of a first ‘complete response,’ in which the FDA may approve the product or request additional information. There can be no assurance that an application will be approved within the performance goal timeframe established under PDUFA. On the other hand, if the FDA’s evaluation of the NDA or BLA is not favorable, the FDA may refuse to approve the application or issue a non-approvable letter.

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

Regulation of Combination Drugs

     Medical products containing a combination of drugs, biological products or medical devices may be regulated as ‘combination products’ in the United States. A combination product generally is defined as a product comprising components from two or more regulatory categories (e.g., drug/device, device/biologic, drug/biologic). Each component of a combination product is subject to the requirements established by FDA for that type of component, whether a drug, biologic or device.

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

     Hatch-Waxman also provides for a period of statutory protection for new drugs approved under an NDA by the FDA. After approval of a ‘new molecular entity,’ the FDA may not approve another drug that relies, at least in part, on data from the innovator drug regarding the safety and efficacy of the same active ingredient for five years. Similarly, following approval of an NDA for a previously approved active ingredient (usually a supplemental NDA for a new indication or formulation), the FDA is prohibited from approving another drug that relies, at least in part, on data from the innovator drug regarding the safety and efficacy of that new indication or formulation for that same active ingredient for three years. This exclusivity, however, will not bar the approval of completely new NDAs for the same active ingredient if an applicant conducts and submits its own clinical trials and other data necessary for approval.

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

     Additionally, the competitive nature of our industry could adversely affect market acceptance of our products or the use of our drug delivery technologies. Our products and technologies may not gain market acceptance among physicians, patients, healthcare payers and the medical community. The degree of market acceptance of any product candidate that we develop will depend on a number of factors, including:

•	demonstration of its clinical efficacy and safety;

•	its cost-effectiveness;

•	its potential advantage over alternative treatment methods; and

•	the marketing and distribution support it receives.

Description of Property

     Our corporate headquarters and the research center are located in Venissieux, France (a suburb of Lyon) in five adjacent leased facilities totaling approximately 40,000 square feet. One building of approximately 13,000 square feet houses research laboratories, including a clean room equipped for organic synthesis and polymerization, polymer formulation and small scale processing. The lease on this facility currently expires in 2009. We intend to renew it. The other 10,000 square foot facility houses a biological laboratory, certain development functions, and our administrative functions. Our leases on this facility expire from 2005 to 2010. The third and fourth facilities of approximately 11,000 square feet house our administrative offices. The leases on these facilities expire from 2010 to 2013. The fifth facility of approximately 6,800 square feet houses analytical laboratories and quality control, with a lease expiring at the end of 2012.

     We also maintained a 23,000 square foot leased facility at another site in Venissieux that housed our chemical manufacturing operations. Until 2002, these chemical facilities were used for the manufacturing of the photochromic material that we supplied to Corning. In January 2003, we sold our interest in the facility and our equipment.

     In 1996, we acquired a pharmaceutical production facility of approximately 60,000 square feet located in Pessac, France from SmithKline. The plant is housed on a 470,000 square foot lot in an industrial park not far from the Bordeaux airport. Since acquiring the plant, we have added a new manufacturing site with spray-coating equipment and a clean room for the synthesis of biopolymers. The facility has been audited by European drug agencies and is, we believe, cGMP compliant. It is qualified to manufacture pharmaceutical products that can be sold in most countries in Europe. The value of the facility is recorded in our financial books at the value of the liabilities corresponding to the retirement indemnities of the plant staff that we assumed at the time of the plant purchase, plus the additional investments made by us, less the depreciation and appropriate amortization.

     In 2004, activities at this facility included contract manufacturing for GlaxoSmithKline and other major pharmaceutical companies, process and scale-up activities and the production of clinical batches for our own products, and support analytical services for SmithKline and other pharmaceutical laboratories. As our products are commercialized, we expect that this facility will provide necessary quantities of some portion of our products.

     In 2004, we built a new facility of 16,000 square feet for a total purchase price of $10.3 million. This new building included 8,600 square feet for the Medusa® technology with a new cGMP pilot plant, extended synthesis capacity and increased capacity to manufacture qualification and phase III lots at 10% of the commercial batch size. This will support the production of polymer to meet the needs from projects such as Basulin®, Interferon-alpha, and Interleukin-2. A further building comprising 2,900 square feet houses utilities and a warehouse. The remaining 4,600 square feet will be equipped in 2005 and dedicated to the Micropump® technology and especially for manufacturing of product pursuant to our license to GlaxoSmithKline.

ITEM 5. Operating and Financial Review and Prospects

     The following should be read in conjunction with ‘Item 3. Key Information’ and the Company’s Financial Statements and the Notes related thereto appearing elsewhere in this Annual Report. See also ‘Item 11. Quantitative and Qualitative Disclosures About Market Risk.’

Overview

     Flamel is a biopharmaceutical company principally engaged in the development of two unique polymer based delivery systems for medical applications. Flamel’s Medusa® nano-encapsulation technology is designed to deliver therapeutic proteins. The Company’s lead Medusa® product, Basulin®, a long-acting insulin for the treatment of diabetes, is the first application of this patented delivery system. Basulin® has been tested in Phase II-a clinical trials. In December of 2004, we initiated Phase I/II clinical trials of Medusa® enabled formulations of interferon alpha (for hepatitis b and hepatitis c) and interleukin-2 (for renal cancer).

Micropump® is a controlled-release technology for the oral administration of small molecules. Genvir, our lead internal product using our Micropump® technology, is a controlled-release formulation of acyclovir for the treatment of genital herpes. We terminated the license we had granted to Biovail for the US and Canada for Genvir on March 3, 2005 and are currently in discussions with large pharmaceutical companies regarding a potential license. We currently have two other licensed Micropump® projects as well: we have been working with GlaxoSmithKline since 2003 on a Micropump®-enabled formulation of a currently-marketed GlaxoSmithKline product; in September of 2004 we announced that we had entered into an agreement with TAP to develop a Micropump®-enabled formulation of lansoprazole, the active ingredient in Prevacid®. Flamel’s innovative technologies have also been instrumental in the development of a photochromic eyeglass lens product that was launched by Corning in 1999.

     In 2004, the Company’s internally funded development efforts were focused on the pre-clinical and initial clinical testing of interferon alpha, interleukin-2, human growth hormone and erythropoietin (EPO). Asacard™, a controlled release aspirin, has been approved for sale in the United Kingdom and several other European countries.

     In 2004, the Company recognized revenue from receipt of royalty payments related to the sales of Corning’s photochromic sunglass lenses containing technology developed by Flamel. Royalty payments are expected to continue, but will fluctuate depending on the success of Corning in commercializing these products.

     Our core technologies are focused on improving delivery properties of existing products. We have established long-term development and commercialization partnerships with leading biopharmaceutical companies to maximize the breadth of our technology and leverage the capabilities of our partners.

     As in previous years, in 2004, a major part of our revenue came from licensing fees and contract research payments received from our biotechnology and pharmaceutical company partners. In recent years, revenue from the sale of products and performance of services included a mix of revenue from a contract manufacturing agreement with GlaxoSmithKline and other major pharmaceutical companies, the sale of photochromic material to Corning, and the performance of various analytical and manufacturing services for other customers. We currently anticipate that our manufacturing capabilities increasingly will be needed to produce the partnered and proprietary products currently in development. As a consequence, we will seek to de-emphasize our toll manufacturing business.

     In the future, we expect that our costs of goods sold may increase as a result of an increase in manufacturing costs. We also expect that research and development may decrease as a percentage of revenues.

     In 2004, the majority of the Company’s expenses were incurred in Euros. However, a significant portion of the Company’s revenues were, and will continue to be, denominated in U.S. dollars. In 2004, 92% of revenues were denominated in US dollars; in 2003, 81% of revenues were denominated in U.S. dollars; in 2002, 66% of revenues were denominated in U.S. dollars. In each of these years, fluctuations in the value of the Euro relative to the dollar caused dollar-translated amounts to vary from one period to another affecting the Company’s reported results. Comparisons in financial statement line items between the years ended December 31, 2004 and December 31, 2003 were affected by a 9.9% average increase in the value of the Euro relative to the U.S. dollar during the year and a 7.8% increase in the Euro relative to the U.S. dollar at year-end. The conversion of the Company’s financial accounts to U.S. dollars is calculated in accordance with the value of the Euro to the U.S. dollar. See ‘Item 3. Key Information—Exchange Rates.’ The Company does not engage in substantial hedging activities with respect to the risk of exchange rate fluctuations, except insofar as it does from time to time purchase Euros as against invoiced dollar receivables.

     The Company has incurred substantial losses since its inception, and through December 31, 2004, had an accumulated deficit of approximately $47.8 million. For the year ended December 31, 2004, the Company reported net income of $12.5 million. Flamel expects to continue its expenses in its research and development activities and to maintain its primary facilities and business infrastructure. Thus, there can be no assurance that the Company will not incur losses, at least for the next two years, as the growth of revenue may not increase sufficiently to cover expenditures.

     Flamel’s business is subject to substantial risks, including the uncertainties associated with the research and development of new products or technologies, the length and uncertainty linked to the results of clinical trials and regulatory procedures, uncertainties relating to collaborative arrangements with large companies, difficulties in the scale-up and manufacturing of its products, and the uncertainty relating to the market acceptance of new products based on its technologies. The time required for the Company to achieve sustained profitability, and consequently, the amount of future losses, is highly uncertain. Operating losses may also fluctuate from quarter to quarter as a result of differences in timing of revenues recognized or expenses incurred. See ‘Item 3. Key Information — Risk Factors.’

     Since 2003, Mr. Oscar Schafer and affiliated shareholders, have acquired 12.3% of our outstanding shares. In various SEC filings and in letters to our shareholder we have informed you that Mr. Schafer and affiliated shareholders proposed the nomination of three directors to our board of directors at our annual shareholders’ meeting to be held on June 22, 2005 to replace the current board of directors as well as the slate of directors proposed by the current board of directors. Our board of directors unanimously recommended that our shareholders vote against these nominees and vote for the re-election of our current directors and for the election of our two nominees. Our founder, President and Chief Executive Officer, Dr. Soula, has indicated his intention to resign if our shareholders approve the nomination of the three candidates proposed by Mr. Schafer and affiliated shareholders. The potential loss of our current experienced directors and directors may lead to a destabilization within our Company that may disrupt our business and put us at a disadvantage with respect to our competitors, which could harm our business.

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

     Contract revenue generally includes upfront licensing fees, milestone payments and reimbursements of research and development costs. Non-refundable technology access fees received from collaboration agreements that require the Company’s continuing involvement in the form of development efforts are recognized as revenue ratably over the development period. The Company recognizes milestone-related revenues only when performance of the milestone under the terms of the collaboration is achieved and there are no further performance obligations. Research and laboratory analysis services revenue is recognized as the research and development work is performed. Costs incurred under these contracts are considered costs in the period incurred. Payments received in advance of performance are recorded as deferred revenue and recognized in revenue as services are rendered, according to the average currency exchange rate, where applicable, during the period of recognition.

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

     The Company receives royalty revenues under a license agreement with Corning, which sells products based on technology developed by the Company. There are no future performance obligations on the part of the Company under this license agreement. The license agreement provides for the payment of royalties to the Company based on sales of the licensed product. The Company records these royalty revenues based on actual sales of third parties that occurred during the relevant period.

     The Company signs feasibility study agreements. Revenue is recognized over the term of the agreement as services are performed.

Results of Operations

     Years Ended December 31, 2004, 2003 and 2002

     Operating Revenues

     The Company had total revenues of $ 55.4 million in 2004, $25.2 million in 2003, and $18.4 million in 2002.

		2002	2003	2004
LICENSE AND RESEARCH REVENUES		14.6	21.0	50.9

RESEARCH		6.5	13.0	20.8

Research	Servier	2.3	1.4	0.2
	GSK undisclosed existing product		4.4	6.4
	GSK Augmentin	0.1
	BMS		3.8	8.0
	Corning	0.8	0.4
	Novo	0.6
	TAP Lansoprazole			4.9
	Biovail Genvir			0.6
	Undisclosed Partners	2.8	3.0	0.7

LICENSES		8.1	8.0	30.1

Up Front Payment	Servier	1.0	1.3	1.4
	GSK undisclosed existing product		0.5	0.8
	GSK Augmentin	0.2	1.4
	BMS		1.3	19.9
	TAP Lansoprazole			0.1
	Biovail Genvir		0.1	0.2
	Undisclosed Partners		0.1	0.1

Milestones	Servier	5.3	0.5
	GSK undisclosed existing product		2.8	2.0
	GSK Augmentin	1.5
	BMS			5.1
	TAP Lansoprazole			0.5

TOTAL		14.6	21.0	50.9

	Servier	8.7	3.2	1.6
	GSK undisclosed existing product		7.7	9.2
	GSK Augmentin	1.8	1.4
	Corning	0.8	0.4
	BMS		5.1	33.0
	Novo	0.6
	TAP Lansoprazole			5.5
	Biovail Genvir		0.1	0.8
	Undisclosed Partners	2.8	3.1	0.8

     In 2004, license and research revenue from the Company’s various partners totalled $50.9 million. Similar license and research revenue in 2003 and 2002 totalled $21 million and $14.6 million, respectively. In 2004, license revenue totalled $30.1 million; research and development revenue totalled $20.8 million. In 2003, license revenue totalled $8.0 million; research and development revenue totalled $13 million. In 2002, license revenue totalled $8.1 million and research and development revenue totalled $6.5 million.

     License revenue in 2004 consisted primarily of $25 million from Bristol-Myers Squibb (of which, $19.9 million represents amortization of up-front payments, including the unamortized portion at December 15, 2004 which was recognized upon the effective date of the cancellation of the contract with Bristol-Myers Squibb), $2.9 million from GlaxoSmithKline (of which $0.8 million represents amortization of up-front payments) and $1.4 million from Servier (all of which represents amortization of up-front payments). Recognition of up-front payments as they are amortized is calculated according to to the average exchange rate during the period of recognition. License revenues in 2003 consisted primarily of $4.7 million from GlaxoSmithKline (of which $1.9 million represents amortization of initial up-front payments), $1.8 million from Servier (of which $1.3 million represents up-front payment amortization) and $1.3 million from Bristol-Myers Squibb which represents the amortized portion of the $20 million upfront payment. License revenues in 2002 consisted primarily of $6.4 million from Servier and $1.7 million from GlaxoSmithKline.

     Research and development revenues in 2004 consisted primarily of $8 million from Bristol-Myers Squibb, $6.4 million from GlaxoSmithKline, and $4.9 million from TAP. Research and development revenues in 2003 consisted primarily of $3.8 million from Bristol-Myers Squibb, $4.4 million from GlaxoSmithKline, and $1.4 million from Servier. Research and development revenues in 2002 consisted primarily of $2.3 million from Servier, $0.6 million from Novo Nordisk, and $0.1 million from Beecham Pharmaceuticals.

     In 2004, product sales and services revenues totaled $3.7 million of which $120,000 relate to the manufacture of Cimetidine and Tagamet for GlaxoSmithKline and $3.6 million from clinical batches and toll manufacturing with various customers. In 2003, product sales and services revenues totaled $3.4 million and included $115,000 from GlaxoSmithKline for the manufacture of Cimetidine and Tagamet, $396,000 from Corning for research and development and the sale of pilot batches, and $2.8 million from clinical batches and toll manufacturing with various customers. In 2002, product sales and services revenues totaled $2.9 million and included $121,000 from GlaxoSmithKline for the manufacture of cimetidine, $539,000 from Corning for replenishment inventories of photochromic material and $2.2 million from clinical batches and toll manufacturing with various customers.

     Other revenues of $762,000 in 2004 consisted primarily of royalties from Corning related to the sale of photochromic lenses, incorporating Flamel’s technology. Other revenues of $778,000 in 2003 consisted primarily of royalties from Corning. Other revenues of $948,000 in 2002 consisted primarily of royalties from Corning. It appears to us that Corning has de-emphasized its sales of photochromic eyeglass lenses in order to focus greater attention on other areas of their business.

     Operating Expenses

     The Company had total costs and expenses of $46.6 million in 2004, $29.9 million in 2003, and $18.6 million in 2002.

     In 2004, research and development costs represented the most significant operating expenses of the Company. These totaled $35.4 million in 2004 (or 64% of recognized revenues), $20.2 million in 2003 (or 80% of recognized revenues) and $12.2 million in 2002 (or 66% of recognized revenues). Research and development costs have increased broadly in keeping with the Company’s license and other revenues. Because the Company’s base of operations is in France, these costs are denominated in Euros. Consequently, the increase in the value of the Euro during the last three years has contributed to higher dollar-denominated costs. Beyond that, increased interest in the Company’s technology platforms have resulted in more projects being undertaken in conjunction with partners. The Company has also undertaken several projects on its own initiative.

     In 2004, research and development costs increased by approximately $15 million compared to 2003 (or 74.8%). To the extent that the increase was not attributable to the 9.9% increase in the average exchange rate between the US dollar and the Euro, the increase was due to the active pursuit of current partnerships as well as self-funded programs, especially interferon-alpha and interleukin-2. To support the activities required by these projects, the Company has recruited additional employees (resulting in a 28% increase in salaries) and spent significantly in pre-clinical and clinical studies (increase from $4.3 million to reach a total amount of expenses of $9.4 million).

     Costs of goods and services sold were $3.6 million in 2004, $3.7 million in 2003, and $2.4 million in 2002. These costs include direct and indirect labor, materials, outside services, overhead costs relevant to contract manufacturing and other services provided to third parties at the Pessac facility and at the Company’s Venissieux pilot plant. The fluctuation in costs year-to-year is the result of changes year-to-year in both the mix and volume of products produced and services rendered. At a comparable exchange rate, the revenues in 2004 are in line with 2003, showing the same level of activities. While gross margins for contract manufacturing and services were negative in 2003 (largely due to exchange rate fluctuations), these activities were positive in 2004 and 2002 and have been useful to the Company in that they enabled us to maintain our facilities and make use of investments in manufacturing capacity acquired in 1996, as well as to maintain scientific expertise. During 2004, as we ramped up the work to develop the Medusa® and Micropump® platforms, in conjunction with our partners and on our own. We also de-emphasized contract manufacturing and services. This process was started in 2004 and will be completed in 2005. We intend to focus our production capabilities towards the manufacture of commercial quantities of those formulations we are developing with our partners.

     Selling, general and administrative (‘SG&A’) expenses, including stock compensation expenses, increased to $7.6 million in 2004 from $6 million in 2003 and from $4.0 million in 2002. Compared to 2003, the main variance relates to stock compensation expenses that went up from $355,000 in 2003 to $1,618,000 in 2004. During 2004, salaries increased approximately 31% or $780,000. These increases were exacerbated as a result of changes in the Euro/dollar exchange rate, which increased by 9.9%. Increases in 2003 over 2002 SG&A expenses were largely attributable to salary increases (approximately 20%); and increased fees ($150,000) and taxes (approximately $100,000).

     Non-Operating Items

     Other income consisted of a net miscellaneous items totaling $100,000. Other income of $1.1 million in 2003 consisted mainly of recognition of $823,000 from conditional grants received from French public agencies. The requirements related to the grants consisted principally in maintaining certain levels of employment, which were achieved in 2003. The remaining $0.3 million resulted from the sale of the equipment of its pilot plant of Vénissieux. Other income of $2.5 million in 2002 consisted of the amount received from the Wellcome Foundation in a settlement of certain litigation with respect to our product, Genvir ™.

     The French government provides tax credits to companies for annual increased spending for innovative research and development. Income tax benefits correspond to these French research tax credits, which are credited against income taxes payable in each of the four years after being incurred or, if not so utilized, are recoverable in cash. As of December 31, 2004, Flamel had total research tax credits receivables of $6.53 million. If these credits are not applied against future income taxes, they will be received as cash payments in the fourth year after the credit is earned, i.e. $0.82 million in 2006, $0.63 million in 2007 and $5,08 million in 2008. The Company earned a research and development credit in 2004 of $4.6 million, $0.5 million in 2003 and of $ 0.6 million in 2002. As a result, the Company recognized a tax benefit of $4.6 million in 2004, which resulted from French research and development credits.

     As of December 31, 2004, the Company had $37,071,000 in French net operating loss carry-forwards. Due to a change in French tax law in 2003, the above carry-forwards no longer have an expiration date. See Note 15 to the Consolidated Financial Statements.

     Interest income and realized gains on sale of SICAVs was $652,000 in 2004, $192,000 in 2003, and $297,000 in 2002. The changes in interest earned and realized gains on sale of SICAVs year-to-year are primarily the result of fluctuating average cash balances invested year-to-year and declining interest rates in 2003. Interest expense was $45,000 in 2004, $29,000 in 2003 and $49,000 in 2002 and is primarily related to the interest applicable to the Company’s equipment leases.

Net Profit/Loss

     For the year ended December 31, 2004, the Company reported a profit of $12.5 million, or $0.53 per share on a diluted basis and $0.58 per share (basic). For the year ended December 31, 2003, the Company reported a net loss of $3.9 million, or ($0.22) per share; the net profit reported for the year ended December 31, 2002 was $3.0 million, or $0.18 per share on a diluted basis and $0.19 per share (basic).

     Liquidity and Capital Resources

     On December 31, 2004, the Company had $4.6 million in cash and cash equivalents as compared $1.2 million on December 31, 2003.

     Net cash provided by (used in) operating activities was ($4.1) million in 2004, $11.5 million in 2003 and $8.5 million in 2002. In 2004 net cash used in operating activities reflected net income of $12.5 million less the non cash amount of $20.3 million (decrease in deferred revenues reflecting the accelerated amortization of the remaining part of the Bristol-Myers Squibb up-front payment) and also a $0.5 million decrease in accounts receivable, plus a $4.5 million increase in accounts payable and a $4.6 million increase in research and tax credits receivable.

     Net cash provided by investing activities was $2.1 million in 2004 and included marketable securities net proceeds of $15.4 million, less $13.3 million primarily spent at the Pessac plant to provide the capacity needed for the ongoing development of the Company’s products. Net cash used in investing activities amounted to $82.8 million in 2003 and $10 million in 2002.

     As of December 31, 2004, the Company held marketable securities classified as available-for-sale and recorded at fair value. Total marketable securities totaled $100.8 million in 2004 and $108.4 million in 2003.

     Net cash provided by financing activities was $5.1 million in 2004, which includes $6.3 million received from GlaxoSmithKline for the funding of investment, less $2.5 million which was used to invest in equipment, plus $0.8 million resulting from the exercise of options from employees. In 2003 and 2002 financing activities provided $74.4, million and $0.4 million, respectively. In 2003, the increase in cash resulted in large part from 2,000,000 shares sold within the public offering in October which yielded $62.2 million, the exercise of warrants from investors and directors which yielded $10.2 million, and the exercise of options from employees, which yielded $2.1 million.

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

     As in previous years, in 2004, a major part of our revenue came from licensing fees and contract research payments received from our biotechnology and pharmaceutical company partners. In recent years, revenue from the sale of products and performance of services included a mix of revenue from a contract manufacturing agreement with GlaxoSmithKline and other major pharmaceutical companies, the sale of photochromic material to Corning, and the performance of various analytical and manufacturing services for other customers.

     In the future, we expect that our costs of goods sold may increase as a result of an increase in manufacturing costs. We also expect that research and development may decrease as a percentage of revenues.

     As of December 31, 2004, the Company had loans of $1.2 million from Anvar, an agency of the French government that provides financing to French companies for research and development. These loans do not bear interest and are repayable only in the event that the research is successful technically or commercially. See Note 11 to the Consolidated Financial Statements. Further, the Company received a $603,000 loan from the French Ministry of Industry for a ‘Proteozome research project’ in 2002. In addition, in 2004, the Company signed an agreement with GlaxoSmithKline whereby Flamel will supply GlaxoSmithKline with commercial supplies of drugs. The provisions of the agreement include payments from GlaxoSmithKline to Flamel to support expenses and capital expenditure for use in the project, for a total of $20,717,000. The expected expenditures relate to equipment that belongs initially to GlaxoSmithKline , to facility-related assets that belong immediately to Flamel and to support various expenses. Based upon this agreement, GlaxoSmithKline will pass title for all installed equipment to Flamel, upon cessation of the supply agreement, which is initially intended to last 4 years. As of December 31, 2004, Flamel received two installments for a total of $6,960,331 of which $1,143,000 relates to facility-related assets and is classified as a long term liability. This amount will be amortized on a pro-rata basis over the expected life of the related assets and reflected as an offset of the depreciation of the related assets. The remaining $5,817,331 relates to equipment owned by GSK. The total amount received has been partially used to purchase equipment. As of December 31, 2004, the remaining advance of $4,248,000 is reported in the balance sheet as an “advance received from partners”.

     The amounts received are repayable if the Company cancels or breaches the supply agreement. Per this supply agreement, the Company is engaged to manufacture and supply GlaxoSmithKline with products for four years.

     The Company does not maintain any credit lines with financial institutions.

     The contractual cash obligations of the Company are as follows:

	Payments Due Per Period
				More
	Less than	1 to 3	3 to 5	than 5
(in thousands of US)	1 year	years	years	years	Total
Long-Term Debt	$218	$2,732	$—	$—	$2,950
Capital Lease Obligation	334	789	—	—	1,123
Operating Leases	307	357	—	—	664

Total Contractual Cash Obligations	$859	$3,878	$—	$—	$4,737

     As of December 31, 2004, the Company has no other commercial commitments. As of December 31, 2004, the Company has no off-balance sheet arrangements.

ITEM 6. Directors, Senior Management and Employees

Directors and Senior Management

     The following table sets forth the name and position of the directors and executive officers of the Registrant as of December 31, 2004.

		Year of
		Initial
Name	Position	Appointment
Gerard Soula	President, Directeur General (President and Chief Executive Officer), Director of Research and Development, and Director	1990

Stephen H. Willard	Executive Vice President, Chief Financial Officer, General Counsel, and Director	2000

Rafael Jorda	Vice President and Director of Manufacturing	1991

Bertrand Lehuu (1)	Senior Vice President Business Development	2004

Remi Meyrueix	Scientific Director	1990

Roger Kravtzoff	Pharmaceutical Development Director	2002

You Ping Cheong Chan	Chemistry Department Director	1992

Emmanuelle Bardet	Directeur General Delegue Pharmacien Responsable (Chief Pharmacist)	1996

Valérie Danaguezian	Financial Controller	2003

Jean-Noel Treilles (3)	Director	2000

Raul Cesan (2) (3)	Director	2003

William D. Dearstyne (2)	Director	2003

Michael Greco (2) (3)	Director	2003

(1)	Dr. Lehuu resigned on February 16, 2005.

(2)	Member of the Compensation Committee

(3)	Member of the Audit Committee

     The term of office of each of the directors expires at the year 2005 ordinary shareholders meeting.

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

     Under French law, a director may be an individual or a legal entity. A legal entity that serves as a director must appoint an individual, a ‘permanent representative,’ who represents such legal entity on the Board. There is no limitation, other than applicable age limits, on the number of terms that a director may serve. Directors are elected by the shareholders and serve until the expiration of their respective terms, or until their resignation, death or removal, with or without cause, by the shareholders. Vacancies which exist on the Board of Directors: (i) because of the resignation or death of a director, may be filled by the Board of Directors pending the next shareholders’ meeting, if the number of remaining directors after such resignation or death exceeds the minimum number of directors set forth in the statuts; (ii) for whatever reason, must be filled by the Board of Directors within three months of such vacancy, if the number of remaining directors after such vacancy is less than the minimum number of directors set forth in the statuts but exceeds the minimum legal requirement; and (iii) for whatever reason, must be filled immediately at a shareholders’ meeting if the number of directors after such vacancy is less than the minimum legal requirement.

     The Company’s Board of Directors currently consists of six members, four of whom are outside directors: Raul Cesan, who served until 2001 as President and Chief Operating Officer of Schering Plough Corporation, a major worldwide pharmaceutical company; Jean-Noel Treilles, CEO Biopartners SA, and former President and Chief Executive Officer of Merck-Lipha France; William D. Dearstyne, who served until 2002 as Company Group Chairman of Johnson & Johnson, a major worldwide pharmaceutical company; and Michel Greco, who served until 2003 as Directeur General delegue and member of the Board of Directors of Aventis Pasteur, a major French pharmaceutical company. We believe these directors bring broad experience to Flamel.

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

     Stephen H. Willard is our Executive Vice President, Chief Financial Officer and General Counsel and also serves on our Board of Directors since June 2001. Immediately prior to joining us in August, 2000, Mr. Willard was employed as a vice president of Biovail. He also worked as an investment banker at Credit Suisse First Boston and as an attorney with Gibson, Dunn & Crutcher LLP and Shearman & Sterling LLP. He is a graduate of Yale Law School (1985) and Williams College (1982). He is a director of E-Trade Financial Corporation.

     Rafael Jorda is our Vice President, Director of Manufacturing and Development. Mr. Jorda joined us in 1991 and specializes in chemical engineering and in the structure-property relationships of materials. From 1986 to 1990, he worked as a research and development scientist on controlled-released and biopolymers at Rhone-Poulenc.

     Bertrand Lehuu, our Business Development Officer, announced his resignation in February 2005, to take effect in May. Prior to joining Flamel, Mr. Lehuu was in charge of in-product licensing for Novartis.

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

     Emmanuelle Bardet is our Chief Pharmacist. Ms. Bardet worked as a Quality Control Director at SmithKline Beecham, in Pessac. She joined us in December 1996 when Flamel acquired the pharmaceutical production facility in Pessac.

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

Board Practices

     Directors of the Company serve without compensation, other than warrants as described in note 14-4) to our Consolidated Financial Statements, and are reimbursed, upon request, for expenses incurred in attending Board meetings. Warrants are proposed by the board of Directors and are submitted to the approval of the General Shareholders’ meeting. The warrants are accounted under APB 25. Under this rule, when the exercise price of the Company’s warrants is less than the market price of the underlying shares at the date of grant, the Company records deferred compensation expense, which is being amortized on a straight-line basis over the vesting period.

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

Compensation of Directors and Officers

     The aggregate amount set aside or accrued by the Company for the year ended December 31, 2004 to provide pension, retirement or similar benefits for directors and officers of the Company was approximately $12,000.

     During 2004, the amount of compensation paid or accrued for the benefit of executive officers of the company and its subsidiaries for services in all capacities was $854,000 for Gerard Soula and $726,000 for Stephen Willard. In addition, Mr. Soula and Mr. Willard were granted options in the amount and on the terms set forth below, in the table showing options and warrants granted in 2004. Internal directors do not receive compensation for their service in that capacity.

Options to Purchase Securities from the Company

     On May 10, 1996, the shareholders of the Company authorized the creation of a share option plan (the ‘1996 Plan’), which authorizes the Board of Directors to issue options to subscribe for up to 1,000,000 Shares. The 1996 Plan is designed to permit the granting of ‘qualifying stock options’ under French tax law principles as well as ‘incentive stock options’ under the U.S. Internal Revenue Code of 1986, as amended. Options granted under the 1996 Plan will have an exercise price of not less than ninety percent (90%) of the fair market value of a Share on the date of grant, based on the closing price of the ADSs on the Nasdaq National Market on that date, after converting the dollar closing price into Euros at the Noon Buying Rate on the date of grant. The difference between the market price and the granted price is recognize as a compensation expense. The options granted under the 1996 Plan are exercisable up to ten years from the date of grant. Under French law, the Company cannot grant options to members of the Board of Directors who are not employees.

     On July 19, 2001, the Company issued to each of Messrs. Meredith and Treilles, each a member of the Board of Directors of the Company, 10,000 warrants. Each warrant is exercisable to purchase one Share at a price of 5.94 Euros ($5.24) per share.

     On December 19, 2001, the shareholders of the Company authorized the creation of a share option plan (the ‘2001 Plan’), which authorizes the Board of Directors to issue options to subscribe for up to 750,000 Shares. The 2001 Plan is designed to permit the granting of ‘qualifying stock options’ under French tax law principles as well as ‘incentive stock options’ under the Internal Revenue Code of 1986, as amended. Options granted under the 2001 Plan will have an exercise price based on the fair market value of a Share on the date of grant, i.e. the closing price of the ADSs on the Nasdaq National Market the day prior the date of the grant, after converting the dollar closing price into Euros at the value published by Banque de France on the day just preceding the date of the grant. The options granted under the 2001 Plan are exercisable up to ten years from the date of grant.

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

     On February 18, 2003, the shareholders of the Company authorized the creation of a share option plan (the ‘2003 Plan’), which authorizes the Board of Directors to issue options to subscribe for up to 900,000

Shares. The 2003 Plan is designed to permit the granting of ‘qualifying stock options’ under French tax law principles as well as ‘incentive stock options’ under the Internal Revenue Code of 1986, as amended. Options granted under the 2003 Plan will have an exercise price based on the fair market value of a Share on the date of the grant, i.e. the closing price of the ADSs on the Nasdaq National Market the day prior the date of the grant, after converting the dollar closing price into Euros at the value published by Banque de France on the day just preceding the date of the grant. The options granted under the 2003 Plan are exercisable up to ten years from the date of grant.

     On November 7, 2003, the shareholders of the Company authorized the creation of a share option plan (the ‘2004 Plan’), which authorizes the Board of Directors to issue options to subscribe for up to 1,000,000 Shares. The 2004 Plan is designed to permit the granting of ‘qualifying stock options’ under French tax law principles as well as ‘incentive stock options’ under the Internal Revenue Code of 1986, as amended. Options granted under the 2004 Plan will have an exercise price based on the fair market value of a Share on the date of grant, i.e. the closing price of the ADSs on the Nasdaq National Market the day prior the date of the grant, after converting the dollar closing price into Euros at the value published by Banque de France on the day just preceding the date of the grant. The options granted under the 2004 Plan are exercisable up to ten years from the date of grant.

     On November 7, 2003, the Company issued to the Directors of the Company, Msrs. Cesan, Greco and Dearstyne 60,000 warrants each. For Mr. Treilles, member of the Board since March 2000, the Company issued 20,000 warrants. Each warrant is exercisable to purchase one Share at a price of 9.88 Euros ($11.29).

     On March 4, 2005, the shareholders of the Company authorized the creation of a share option plan (the ‘2005 Plan’), which authorizes the Board of Directors to issue options to subscribe for up to 1,500,000 Shares. The 2005 Plan is designed to permit the granting of ‘qualifying stock options’ under French tax law principles as well as ‘incentive stock options’ under the Internal Revenue Code of 1986, as amended. Options granted under the 2005 Plan will have an exercise price based on the market price of the share, in the form of ADS, on NASDAQ, on the day preceding the date of the Board meeting, provided however that such price is not less than 80% of the average market price for the shares on the NASDAQ, in the form of ADS, during the last twenty trading days preceding said meeting. In this case, the price of the shares should be equal or superior to 80% of the average market price for the share on NASDAQ, in the form of ADS, during the last twenty trading days preceding such meeting. Such minimum price is the price applicable to companies, the shares of which are admitted to negotiation on a regulated market.

     The options granted under the 2005 Plan are exercisable up to ten years from the date of grant.

Options and Warrants Granted Through May 2005

			Plan on
			Which	Exercise	Exercise
			Options	Price in	Price in
		Number of	are	Euros	USD
Name	Warrants	Options	Granted	€	$	Expiration
Soula G.		300,000	2004	14.81	19.70	December 2014
Willard		150,000	2004	14.81	19.70	December 2014
Treilles	20,000			21.73	26.51	June 2009
Greco	20,000			21.73	26.51	June 2009
Cesan	20,000			21.73	26.51	June 2009
Dearstyne	20,000			21.73	26.51	June 2009
Lehuu		100,000	2004	20.43	24.74	June 2014
Francis		100,000	2005	11.42	15.24	March 2015
Jorda		60,000	2003	14.81	19.70	December 2014
Bourboulou		50,000	2005	13.08	17.49	May 2015
Weber		50,000	2004	12.02	14.81	September 2014
Mosseri-Marlio		50,000	2004	19.20	23.61	March 2014
Meyrueix		40,000	2003	14.81	19.71	December 2014
Soula O.		40,000	2004	14.81	19.71	December 2014
Bonnet-Gonnet		20,000	2004	20.43	24.74	June 2014
Vialas		20,000	2004	11.42	15.24	March 2015
Duracher		20,000	2003	11.42	15.24	March 2015
Hardre		20,000	2003	11.42	15.24	March 2015
Pouliquen		20,000	2003	11.42	15.24	March 2015
Soula R.		20,000	2003	11.42	15.24	March 2015
Commaret		20,000	2003	11.42	15.24	March 2015
Guimberteau		20,000	2004	11.42	15.24	March 2015

Employees

     As of December 31, 2004, Flamel had 224 full-time employees. The following table sets forth the number of employees for each of the last three years based in their principal geographic locations.

Employees

	Venissieux (1)	Pessac (2)	USA (3)	Total
Year End
2002	81	67	2	150
2003	95	76	3	174
2004	120	101	3	224

(1)	Primarily engaged in research activities

(2)	Primarily engaged in technical and pharmaceutical development activities

(3)	Primarily engaged in administrative and marketing activities

     The Company’s future will depend on its ability to attract and retain highly qualified personnel. The Company believes that its employee relations are good. As required by French law, the Company has created an Employee Representation Committee (‘Comite d’Entreprise’) composed of representatives elected from among the personnel. Two of these representatives are entitled to attend certain meetings of the Board of Directors of the Company, but they do not have any voting rights.

Share Ownership

     The following table sets forth the share ownership of directors and executive officers as of the date indicated:

OWNERSHIP OF SHARES AS OF MAY 31, 2005

		% of Ordinary			Exercise Price in	Exercise Price in
		Shares		Number of	Euros	USD			Total
Name	Shares Owned	Outstanding	Warrants	Options	€	$	Expiration	Total	%
Soula G.	689,245	3.04%		100,000	4.87	4.65	April 2010
				50,000	6.4	5.73	December 2010
				100,000	1.09	0.99	September 2011
				200,000	2.33	2.04	March 2012
				200,000	4.32	4.62	March 2013
				5,000	9.88	11.66	June 2013
				200,000	20.81	25.27	December 2013
				300,000	14.81	19.70	December 2014	1,844.245	6.89%
Willard	1	0.00%		40,000	7.58	4.99	September 2010
				40,000	6.4	5.73	December 2010
				25,000	6.4	5.73	December 2010
				90,000	1.09	0.99	September 2011
				195,000	2.33	2.04	March 2012
				200,000	4.32	4.62	March 2013
				100,000	20.81	25.27	December 2013
				150,000	14.81	19.70	December 2014	840,001	3.14%
Treilles	1	0.00%	10,000		4.88	4.68	June 2005
			5,000		5.95	5.17	June 2006
			30,000		2.33	2.25	June 2007
			20,000		9.88	11.29	November 2008
			20,000		21.73	26.51	June 2009	85,001	0.32%
Greco	1	0.00%	40,000		9.88	11.29	November 2008
			20,000		9.88	11.29	November 2008
			20,000		21.73	26.51	June 2009	80,001	0.30%
Cesan	1	0.00%	40,000		9.88	11.29	November 2008
			20,000		9.88	11.29	November 2008
			20,000		21.73	26.51	June 2009	80,001	0.30%
Dearstyne	1	0.00%	40,000		9.88	11.29	November 2008
			20,000		9.88	11.29	November 2008
			20,000		21.73	26.51	June 2009	80,001	0.30%
Bourboulou				50,000	13.08	17.49	May 2015	50,000	0.19%
Francis				100,000	11.42	15.24	March 2015	100,000	0.37%
Hanras				20,000	6.4	5.73	December 2010
				5,000	9.88	11.66	June 2013
				40,000	20.81	25.27	December 2013	65,000	0.24%
Jorda	375	0.00%		60,000	4.87	4.65	April 2010
				80,000	2.78	2.49	December 2011
				5,000	9.88	11.66	June 2013
				60,000	14.81	19.70	December 2014	205,375	0.77%
Meyrueix	125	0.00%		40,000	4.87	4.65	April 2010
				40,000	2.78	2.49	December 2011
				5,000	9.88	11.66	June 2013
				40,000	14.81	19.70	December 2014	125,125	0.47%
Danaguezian	5	0.00%		59,995	4.32	4.62	March 2013
				5,000	9.88	11.66	June 2013
				40,000	20.81	25.27	December 2013	105,000	0.39%
Kravtzoff		0.00%		50,000	1.36	1.34	June 2012
				5,000	9.88	11.66	June 2013	55,000	0.21%
Chan		0.00%		40,000	4.87	4.65	April 2010
				40,000	1.36	1.34	June 2012
				5,000	9.88	11.66	June 2013	85,000	0.32%
Bardet		0.00%		20,000	6.4	5.73	December 2010
				5,000	9.88	11.66	June 2013	25,000	0.09%
Castan		0.00%		30,000	6.4	5.73	December 2010
				10,000	1.09	0.99	September 2011
				5,000	9.88	11.66	June 2013
				40,000	20.81	25.27	December 2013	85,000	0.32%
Soula O.		0.00%		40,000	1.09	0.99	September 2011
				20,000	4.11	4.15	December 2012
				5,000	9.88	11.66	June 2013
				40,000	20.81	25.27	December 2013
				40,000	14.81	19.70	December 2014	145,000	0.54%
Weber				50,000	12.02	14.81	September 2014	50,000	0.19%

ITEM 7. Major Shareholders and Related Party Transactions

Major Shareholders

     The following table sets forth as of May 16, 2005, the percentage of Ordinary Shares owned by BVF, Inc., O.S.S. Capital Management LP, Krevlin Advisors, LLC, and Knoll Capital Management, LP, a Delaware limited partnership, the persons each known to Flamel to have filed as owners of more than 5% of its Ordinary Shares.

	Amount of Ordinary		Percentage
Identity of Person or Group	Shares Owned		of Class
BVF, Inc.	2,591,142	(1)	11.41%
O.S.S. Capital Management LP	2,665,947	(2)	11.74%
Krevlin Advisors, LLC	1,075,000	(3)	4.74%
Knoll Capital Management, LP	1,106,717	(4)	4.88%

(1)	Based solely on a review of a Schedule 13D/A filed on April 21, 2005. BVF Inc.shares beneficial ownership over the Ordinary Shares it owns with BVF Partners L.P. Percentages are calculated using the total number of shares outstanding as of May 16, 2005.

(2)	Based solely on a review of a Schedule 13D/A filed on May 13, 2005. O.S.S. Capital Management LP, shares beneficial ownership over the Ordinary Shares it owns with Schafer Brothers LLC and Oscar S. Schafer and in respect of 5.0% of the Ordinary Shares with O.S.S Advisors LLC. Percentages are calculated using the total number of shares outstanding as of May 16, 2005.

(3)	Based solely on a review of a Schedule 13G filed on January 26, 2005. Krevlin Advisors, LLC shares beneficial ownership over the Ordinary Shares it owns with Glenn J. Krevlin. Percentages are calculated using the total number of shares outstanding as of May 16, 2005.

(4)	Based solely on a review of a Schedule 13G filed on April 8, 2004 Knoll Capital Management, LP shares beneficial ownership over the Ordinary Shares it owns with Fred Knoll. Percentages are calculated using the total number of shares outstanding as of May 16, 2005.

As of May 16, 2005, there were 22,701,595 shares outstanding. Of these, 19,866,748 were American Depositary Shares (ADS’s). A further 2,065,947 French ordinary shares were held by OSS Capital and its affiliates. The remaining French ordinary shares were held by individuals, including Gerard Soula.

     Significant changes in the percentage ownership held of record by any of our major shareholders in the last three years, as reported to the SEC, were as follows:

-	The share ownership of BVF Inc. and BVF Partners L.P. (reased from approximately 19.6% as reported on February 13, 2003 to approximately 12.18% as reported on April 9, 2004 and decreased further to approximately 5.66% as reported on September 26, 2004; it increased to approximately 10.31% as reported on February 14, 2005 and increased further to 11.41% as of April 21, 2005;

-	The share ownership of O.S.S. Capital Management LP, Schafer Brothers LLC and Oscar S. Schafer decreased from approximately 5.09% as reported on June 30, 2003 to approximately 3.10% as reported on January 28, 2004, then increased to approximately 5.40% as reported on July 22, 2004 and approximately 7.80% as reported on February 11, 2005, then increased further to approximately 9.70% as reported on April 18, 2005; to approximately 11.9% as reported on May 11, 2005; and then further increased to approximately 12.3% as reported on May 12, 2005.

Related Party Transactions

     During 2004, and as of May 31, 2005, there is no Related Party Transaction known to the Company to identify in this section.

ITEM 8. Financial Information

     Financial Statements

     The financial statements contained in this Annual Report begin on page F-1.

     Legal Proceedings

     Wellcome Foundation Limited (‘Wellcome Foundation’), an affiliate of Glaxo Wellcome, initiated a civil action against the Company in the Tribunal de Grande Instance of Paris on September 18, 1997, claiming infringement of its proprietary rights over a drug containing acyclovir. Wellcome Foundation sought damages in an unspecified amount and provisional damages of 3 million francs. Flamel disputed the infringement claim and counterclaimed, alleging that Wellcome Foundation acted in bad faith and used unfair methods of competition. The case was heard by the Tribunal de Grande Instance of Paris in November 2000, and a judgment in Flamel’s favor was rendered by the Tribunal on February 20, 2001. In January, 2002, the Company and Wellcome Foundation entered into a settlement agreement with respect to this litigation and Flamel received a net payment of $2.5 million in connection therewith.

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

ITEM 9. The Offer and Listing

     The principal trading market for the Company’s securities in ADSs is the Nasdaq National Market. Each ADS represents one Share, nominal value 0.122 Euros. Each ADS is evidenced by an ADR. The Bank of New York is the Depositary for the ADRs. As of December 31, 2004, there were 20,982,695 ADSs outstanding in the United States. At such date, there were 34 holders of ADSs on record. As of December 31, 2004, there were 21,751,590 Shares outstanding.

     The following table shows the high and low closing sales prices of the ADSs on the Nasdaq National Market for the periods indicated.

	Price Per ADS (US$)
Year	High	Low
2000	11.38	2.00
2001	7.06	0.94
2002	4.85	1.22
2003	42.85	3.74
2004	31.73	14.67

	Price Per ADS (US$)
Quarter Ended	High	Low
1st Quarter, 2003	7.15	3.74
2nd Quarter, 2003	13.95	7.17
3rd Quarter, 2003	42.85	13.03
4th Quarter, 2003	37.99	23.23
1st Quarter, 2004	31.73	23.26
2nd Quarter, 2004	30.78	23.27
3rd Quarter, 2004	25.51	14.67
4th Quarter, 2004	21.46	14.86
1st Quarter, 2005	17.40	12.94

	Price Per ADS (US$)
Month Ended	High	Low
May 31, 2005	19.00	15.35
April 30, 2005	16.00	12.25
March 31, 2005	16.71	12.94
February 28, 2005	17.40	15.41
January 31, 2005	19.65	17.04
December 31, 2004	21.35	18.01

ITEM 10. Additional Information

     Exemptions from certain NASDAQ Corporate Governance Rules

     The company is exempt from NASDAQ’s quorum requirements applicable to meetings of shareholders. In keeping with French law and generally accepted business practices in France, the presence in person or by proxy of shareholders having not less than 25% (in case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by capitalization of reserves) or 33/3% (in the case of an extraordinary general meeting) of the Shares is necessary for a quorum. If a quorum is not present at any meeting, the meeting is adjourned. Upon recommencement of an adjourned meeting, there is no quorum requirement in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by capitalization of reserves. The presence in person or by proxy of shareholders having not less than 25% of the Shares is necessary for a quorum in the case of any other type of extraordinary general meeting.

     The Company also has been granted an exemption from NASDAQ Marketplace Rule 4350(g) requiring each issuer to solicit proxies and to provide proxy statements for all meetings of shareholders. The French Commercial Code does not require that we solicit or provide proxy statements for meetings of shareholders. In accordance with the French Commercial Code and our statuts, we inform shareholders of all meetings in a public notice, which notice states the requirements for admission to the meeting. Meeting the requirement to solicit proxies and provide proxy statements for shareholder meetings would be contrary to accepted business practice in France.

     Memorandum and Articles of Association

     For a general description of these documents, see ‘Description of Share Capital’ in the Company’s registration statement on Form F-1, as filed with the U.S. Securities and Exchange Commission on April 19, 1996, registration number 333-03854, which is incorporated by reference. There have been no changes to these documents.

     Ownership of Shares by Non-European Union Persons

     A ‘declaration administrative’ or administrative declaration is required in The Republic of France to be filed with the French Ministry of the Economy, Finance and the Budget at the time of the acquisition of a controlling interest in Flamel by any non-EU resident or group of non-EU residents acting in concert or by any EU resident controlled by a non-EU resident. With respect to the acquisition (by a EU resident or a non-EU resident) of a controlling interest in a company that could affect ‘public health,’ the administrative declaration is replaced by a procedure that requires prior declaration of the acquisition to the French Ministry of Economy, Finance and the Budget with the ability for such Ministry to oppose the investment during a one-month period. As it is a pharmaceutical company, the acquisition of a controlling interest in Flamel could be deemed to affect ‘public health.’

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

     Material Contracts

     The Company has no material contracts on file with the SEC.

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

     If a holder of Flamel Ordinary Shares transfers shares using a written agreement, that agreement must generally be registered. The holder will be required to pay a registration duty of 1% of either the purchase price or the market value of the Ordinary Shares transferred, whichever is higher. The maximum duty is €3.049 per transfer. However, if the agreement is executed outside France, the holder of Flamel Ordinary Shares will not be required to pay this duty.

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

     Shareholders resident in France and entitled to the avoir fiscal at the rate of 10% may generally be entitled to an additional tax credit equal to 80% of any précompte actually paid in cash by a company upon distribution of dividends paid out of specified profits. See ‘—The Précompte.’

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

     Taxation of U.S. Investors

     On August 31, 1994, the United States and France signed a tax treaty, which generally became effective on December 30, 1995. The following is a general summary of the principal tax effects on holders of Flamel Shares for purposes of U.S. federal income tax and French tax, if all of the following five points apply:

•	the holder owns, directly or indirectly, less than 10% of Flamel’s share capital;

•	the holder is any one of (a), (b) or (c) below:

(a)	a citizen or resident of the United States for U.S. federal income tax purposes, or

(b)	a U.S. domestic corporation, or

(c)	otherwise subject to U.S. federal income taxation on a net income basis in respect of its Flamel Shares;

•	the holder is entitled to the benefits of the U.S.-France tax treaty under the ‘limitations on benefits’ article of that treaty;

•	the holder holds Flamel Shares as capital assets; and

•	the holder’s functional currency is the U.S. dollar.

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

     Specific provisions apply if the holder is considered an ‘eligible’ U.S. holder of Flamel Shares. A holder is ‘eligible’ if its ownership of Flamel Shares is not effectively connected with a permanent establishment or a fixed base that the holder has in France and any one of the following four points applies:

•	the holder is an individual or other non-corporate holder that is a resident of the United States for purposes of the U.S.-France tax treaty;

•	the holder is a U.S. corporation, other than a regulated investment company;

•	the holder is a U.S. corporation which is a regulated investment company, provided that less than 20% of the holder’s shares are beneficially owned by persons who are neither citizens nor residents of the United States; or

•	the holder is a partnership or trust that is a resident of the United States for purposes of the U.S.-France tax treaty, but only to the extent that the holder’s partners, beneficiaries or grantors would qualify as ‘eligible’ under one of the first two points in this list.

     If a holder is an ‘eligible’ U.S. holder, dividends distributed by Flamel will be subject to a withholding tax at the reduced rate of 15%, provided that the holder has previously established that it is a resident of the United States under the U.S.-France tax treaty in accordance with the following procedures:

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

     If a holder is not an ‘eligible’ U.S. holder, or if the holder has not completed Form RF1 A EU-No. 5052 or the five-point certificate before the dividend payment date, Flamel will deduct French withholding tax at the rate of 25%. In that case, a holder may claim a refund of the excess withholding tax.

     If a holder is an ‘eligible’ U.S. holder, the holder may also claim the avoir fiscal, by completing Form RF1 A EU-No. 5052 and sending it to the paying establishment before December 31 of the year following the year during which the dividend is paid. The holder will be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax on the avoir fiscal. As noted below, the holder will not receive this payment until after the close of the calendar year in which the dividend was paid. To receive the payment, the holder must submit a claim to the French tax authorities and attest that they are subject to U.S. federal income taxes on the payment of the avoir fiscal and the related dividend. For partnerships or trusts, the partners, beneficiaries or grantors must make the attestation.

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

     Entities in these two categories are eligible for the reduced withholding tax rate of 15% on dividends, subject to the same withholding tax filing requirements as ‘eligible’ U.S. holders, except that they may have to supply additional documentation evidencing their entitlement to these benefits. These entities are not entitled to the full avoir fiscal. These entities may claim a partial avoir fiscal equal to 30/85 of the gross avoir fiscal, provided that they own, directly or indirectly, less than 10% of the company’s capital and they satisfy the filing formalities contained in U.S. Internal Revenue Service regulations.

     The avoir fiscal or partial avoir fiscal and any French withholding tax refund are generally expected to be paid within 12 months after the holder of Flamel Shares files Form RF1 A EU-No. 5052. However, they will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

     For U.S. federal income tax purposes, the gross amount of a dividend and any avoir fiscal, including any French withholding tax, will be included in each holder’s gross income as dividend income when payment is received by them (or the custodian, if the holder owns Flamel ADSs), to the extent they are paid or deemed paid out of Flamel’s current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. Dividends paid by Flamel will not give rise to any dividends received deduction. They will generally constitute foreign source ‘passive’ income for foreign tax credit purposes. For some recipients, they will constitute foreign source ‘financial services’ income for foreign tax credit purposes.

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

     For U.S. federal income tax purposes, the amount of the précompte will be included in a holder’s gross income as dividend income in the year the holder receives it. It will generally constitute foreign source ‘passive’ income for foreign tax credit purposes. For some recipients, it will constitute foreign source ‘financial services’ income for foreign tax credit purposes. The amount of any précompte paid in Euro or French francs, including any French withholding taxes, will be equal to the U.S. dollar value of the Euro or French francs on the date the précompte is included in income, regardless of whether the payment is in fact converted into U.S. dollars. A holder will generally be required to recognize a U.S. source ordinary income or loss when the holder sells or disposes of the Euro or French francs.

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

     French Estate and Gift Taxes

     Under ‘The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978,’ if a holder transfers their Flamel Shares by gift, or if they are transferred by reason of the holder’s death, that transfer will only be subject to French gift or inheritance tax if one of the following applies:

•	the holder is domiciled in France at the time of making the gift, or at the time of the holder’s death; or

•	the holder used the Flamel Shares in conducting a business through a permanent establishment or fixed base in France, or the holder held the Flamel Shares for that use.

     French Wealth Tax

     The French wealth tax does not generally apply to Flamel Shares if the holder is a ‘resident’ of the United States for purposes of the U.S.-France tax treaty.

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

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk

     The Company conducts a significant portion of its business transactions in U.S. dollars. For the year ended December 31, 2004 revenues denominated in U.S. dollars represented 92 % of total revenues. As a result, the Company’s financial results could be significantly affected by the fluctuation of the Euro relative to the U.S. dollar. Specifically, all of the Company’s cash and cash equivalents, totaling $4.6 million as of December 31, 2004, and all of the Company’s marketable securities, totaling $100.8 million as of December 31, 2004, are denominated in Euros, as are the vast majority of the Company’s expenses. If the dollar were to strengthen by 20% versus the Euro, there would be a corresponding negative effect on these items of $21.9 million in our balance sheet. Conversely, if the dollar were to weaken by 20% versus the Euro, there would be a corresponding positive effect on these items in our balance sheet. See ‘Item 5. Operating and Financial Review and Prospects Overview.’

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

     There have been no changes in the Company’s internal control over financial reporting that occurred during the Company’s fiscal year ended December 31, 2004 that has materially affected, or is reasonable likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. Audit Committee Financial Expert

     The Board has determined that Mr. Raul Cesan is an ‘audit committee financial expert,’ as defined by the rules of the SEC.

ITEM 16B. Code of Ethics

     The Board adopted a written Code of Ethics. The principles set forth in our Code of Ethics are intended to promote the honest and ethical conduct for our principal executive officer, the principal financial officer, the principal accounting officer or controller, or persons performing similar functions. This code is incorporated by reference in this Annual Report on Form 20-F.

ITEM 16C. Principal Accountant Fees and Services

     The following is a summary of the fees billed to Flamel by E&Y for professional services rendered for the fiscal years ended December 31, 2004, December 31, 2003 and December 31, 2002:

	Fiscal 2004 Fees	Fiscal 2003 Fees
Fee Category	(Euros)	(Euros)
Audit	117,000	239,500
Audit-Related Fees	0	0
Tax Fees	0	0
All Other Fees	0	0
Total Fees	117,000	239,500

All fees were billed in Euros. Using the average exchange rate of 1.2433 per Euro for 2004 and 1.132 U.S dollars per Euro for 2003, audit fees equaled $145,466 for Fiscal 2004 and $271,114 for Fiscal 2003 (of which $197,534 were in connection with registration statements)

     Audit Fees. Consists of fees billed for professional services rendered for the audit of the Company’s consolidated financial statements, review of the interim consolidated financial statements included in quarterly reports and services provided by E&Y in connection with registration statements ($197,534 in 2003).

     Audit-Related Fees. Would consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of Flamel’s consolidated financial statements and are not reported under ‘Audit Fees.’

     Tax Fees. Would consist of fees billed for professional services for tax compliance, tax advice and tax planning.

     All Other Fees. There were no fees billed for professional services in fiscal years 2004, 2003 and 2002 that are not included in one of the above categories.

Audit Committee’s Pre-Approval Policies and Procedures

     Our Audit Committee nominates and engages our independent auditors to audit our financial statements. See also ‘Item 6. Directors, Senior Management and Employees — Board Practices - Committees of the Board of Directors.’ In 2003, our Audit Committee also adopted a policy requiring management to obtain the Committee’s approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee annually pre-approves specific audit and non-audit services in the categories Audit Service, Audit-Related Services, Tax Consulting Services, and Other Services that may be performed by our auditors, subject to any de minimis threshold under applicable regulations. None of the total fees to the principal accountants were requested or approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. Our Chief Financial Officer reviews all individual management requests to engage our auditors as a service provider in accordance with this policy and, if the requested services are permitted pursuant to the policy, approves the request accordingly. We inform the Audit Committee about these approvals at the following Audit Committee meeting. Services that are not included in this pre-approval process require pre-approval by the Audit Committee’s chairman on a case-by-case basis. The chairman of our Audit Committee is not permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors’ independence.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

     Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     Not applicable.

PART III

ITEM 17. Financial Statements

     Not applicable. See ‘Item 18. Financial Statements.’

ITEM 18. Financial Statements

     The following financial statements, together with the report of Ernst & Young Audit thereon, are filed as part of this Annual Report:

See pages F-1 through F-24

ITEM 19. Exhibits

EXHIBIT INDEX

Exhibit
Number	Description
1.1	Revised Statuts or charter of the Company. (1)

1.2	Revised Bylaws of the Company. (2)

2	Deposit Agreement among Flamel, The Bank of New York, as Depositary, and holders from time to time of American Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt). (1)

4	License Agreement Dated August 26, 2003 by and between Flamel Technologies, S.A. and Bristol-Myers Squibb Company (3)

8	List of Subsidiaries (Filed herewith)

11	Code of Ethics for CEO (Directeur General), Delegated Managing Directors (Directeurs Generaux Delegues) and Senior Financial Officers (4)

12.1	Certification of the President and Chief Executive pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith)

12.2	Certification of the Executive Vice President and Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith)

13.1	Certification of the President and Chief Executive pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Furnished herewith)

13.2	Certification of the Executive Vice President and Chief Financial Officer pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Furnished herewith)

15	Consent of Ernst & Young Audit (Filed herewith).

(1)	Incorporated by reference to Post-Effective Amendment No. 1 to the Company’s registration statement on Form F-6 filed July 26, 2001, as amended (No. 333-12790).

(2)	Incorporated by reference to the Company’s current report on Form 6-K filed on August 15, 2003.

(3)	Incorporated by reference to the Company’s current report on Form 6-K filed on September 15, 2003.

(4)	Incorporated by reference to the Company’s annual report on Form 20-F filed on April 26, 2004.

The registrant undertakes to provide to each shareholder requesting the same a copy of each exhibit referred to herein upon payment of a reasonable fee limited to the registrant’s reasonable expenses in furnishing such exhibit.

FLAMEL TECHNOLOGIES S.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
and Shareholders of Flamel Technologies, S.A.

We have audited the accompanying consolidated balance sheets of Flamel Technologies, S.A. (“the Company”) as of December 31, 2003 and 2004 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Flamel Technologies, S.A. at December 31, 2003 and 2004 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles .

ERNST & YOUNG Audit

/s/ JEAN-LUC DESPLAT

Represented by

Jean-Luc Desplat

June 14, 2005, Lyon, France

FLAMEL TECHNOLOGIES S.A.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of dollars except share data)

	December 31,
	2003	2004
ASSETS
Current assets:
Cash and cash equivalents	$1,199	$4,591
Marketable securities	108,418	100,783
Accounts receivable (net of allowance of $305 and $565 at December 31, 2003 and 2004 respectively)	8,367	8,203
Inventory	1,057	1,597
Prepaid expenses and other current assets	1,694	5,598

Total current assets	120,735	120,772

Property and equipment, net	5,085	18,162
Other assets:
Research and development tax credit receivable	1,348	6,533
Other long-term assets	84	141

Total assets	$127,252	$145,608

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$—	$218
Current portion of capital lease obligations	257	334
Accounts payable	4,397	9,660
Current portion of deferred revenue	9,623	2,528
Advances from customers	344	368
Accrued expenses	3,159	4,329
Other current liabilities	88	5,889

Total current liabilities	17,868	23,326

Long-term debt, less current portion	1,675	1,589
Capital lease obligations, less current portion	261	789
Deferred revenue, less current portion	14,200	860
Other long-term liabilities	1,187	2,287

Total long-term liabilities	17,323	5,525

Commitments and contingencies:	—	—

Shareholders’ equity:
Ordinary shares: 21,391,590 issued and outstanding at December 31, 2003 and 21,751,590 at December 31, 2004	3,081	3,135
Additional paid-in capital	147,679	148,389
Accumulated deficit	(60,305)	(47,806)
Deferred compensation	(2,388)	(1,122)
Accumulated other comprehensive income	3,994	14,161

Total shareholders’ equity	92,061	116,757

Total liabilities and shareholders’ equity	$127,252	$145,608

See notes to consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of dollars except share data)

	Year ended December 31,
	2002	2003	2004
Revenue:
License and research revenue	$14,593	$20,978	$50,893
Product sales and services	2,865	3,411	3,755
Other revenues	948	778	762

Total revenue	18,406	25,167	55,410

Costs and expenses:
Cost of goods and services sold	(2,373)	(3,676)	(3,602)
Research and development	(12,239)	(20,223)	(35,359)
Selling, general and administrative	(4,017)	(5,967)	(7,614)

Total	(18,629)	(29,866)	(46,575)

Profit (loss) from operations	(223)	(4,699)	8,835

Interest expense	(49)	(29)	(45)
Interest income	297	192	652
Foreign exchange loss	(99)	(1,019)	(244)
Other income	2,526	1,128	100

Income (loss) before income taxes	2,452	(4,427)	9,298
Income tax benefit	553	503	3,201

Net income (loss)	$3,005	($3,924)	$12,499

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$0.19	($0.22)	$0.58
Diluted earnings (loss) per share	$0.18	($0.22)	$0.53

Weighted average number of shares outstanding (in thousands) :

Basic	16,198	17,762	21,514
Diluted	16,711	17,762	23,559

See notes to consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of dollars except share data)

						Accumulated
						Other
	Ordinary Shares		Additional		Deferred	Comprehen-
			Paid-in	Accumulated	Compen-	sive Income	Shareholders’
	Shares	Amount	Capital	Deficit	sation	(Loss)	Equity
Balance at January 1, 2002	16,197,590	$2,366	$71,177	$(59,386)	$(32)	$(6,616)	$7,509

Issuance of 80,000 warrants at €0.01 per warrant	—	—	1	—	—	—	1
Issuance of 40,000 warrants at €0.01 per warrant	—	—	—	—	—	—	—
Amort. deferred compensation	—	—	—	—	18	—	18
Net income	—	—	—	3,005	—	—	3,005
Other comprehensive income							—
Translation adjustment	—	—	—	—	—	1,753	1,753

Comprehensive income							4,758

Balance at December 31, 2002	16,197,590	$2,366	$71,178	$(56,381)	$(14)	$(4,863)	$12,286

Issuance of ordinary shares on exercise of stock-options	327,500	45	2,048				2,093
Issuance of ordinary shares on exercise of warrants	2,866,500	382	9,846				10,228
Issuance of ordinary shares at €26,73 ($31.58)	2,000,000	288	62,874				63,162
Shares issuance costs			(996)			—	(996)
Deferred stock compensation			2,729		(2,729)		—
Amort. deferred compensation					355		355
Net loss			—	(3,924)		—	(3,924)
Unrealized gains on securities available-for-sale						479	479
Translation adjustment			—	—	—	8,378	8,378

Comprehensive income							4,933

Balance at December 31, 2003	21,391,590	$3,081	$147,679	$(60,305)	$(2,388)	$3,994	$92,061

Issuance of ordinary shares on exercise of stock-options	360,000	54	710				764
Amort. deferred compensation					1,266		1,266
Net income				12,499			12,499
Unrealized gains on securities available-for-sale						1,408	1,408
Translation adjustment						8,759	8,759

Comprehensive income							22,666

Balance at December 31, 2004	21,751,590	$3,135	$148,389	$(47,806)	$(1,122)	$14,161	$116,757

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of dollars except share data)

	Year ended December 31,
	2002	2003	2004
Cash flows from operating activities:
Net income (loss)	$3,005	(3,924)	$12,499
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		—
Depreciation of property and equipment	1,460	1,712	2,530
Gain (loss) on disposal of property and equipment	—	(380)	4
Gains on sales of marketable securities	(252)	(322)	(642)
Grants recognized in other income	—	(823)
Stock compensation expense	18	355	1,389
Provision for losses on accounts receivable	—	273	216
Increase (decrease) in cash from:
Accounts receivable	5,021	(4,032)	532
Inventory	271	(569)	(419)
Prepaid expenses and other current assets	37	(1,143)	(3,443)
Research and development tax credit receivable	938	(247)	(4,636)
Accounts payable	(101)	2,511	4,490
Deferred revenue	(845)	17,280	(20,358)
Accrued expenses	(1,535)	468	2,068
Other current liabilities	—	—	1,451
Other long-term assets and liabilities	502	316	169

Net cash provided by (used in) operating activities	8,519	11,475	(4,150)

Cash flows from investing activities:
Purchases of property and equipment	(1,435)	(2,841)	(13,837)
Proceeds from disposal of property and equipment	3	918	543
Proceeds from sales of marketable securities	12,636	24,367	37,945
Purchase of marketable securities	(21,275)	(105,293)	(22,573)

Net cash provided by (used in) investing activities	(10,071)	(82,849)	2,078

Cash flows from financing activities:
Funding from partner GSK	—	—	6,353
Repayment of loans or advances	—	(99)	(2,475)
Proceeds from loans or capital leases	860	175	833
Principal payments on capital lease obligations	(459)	(230)	(389)
Shares issuance costs	—	(898)	—
Cash proceeds from issuance of ordinary shares and warrants	1	75,482	764

Net cash provided by (used in) financing activities	402	74,430	5,086

Effect of exchange rate changes on cash and cash equivalents	53	(2,133)	378

Net increase (decrease) in cash and cash equivalents	(1,097)	923	3,392

Cash and cash equivalents, beginning of year	1,373	276	1,199

Cash and cash equivalents, end of year	$276	1,199	$4,591

Supplemental disclosures of cash flow information
Income tax paid	14	24	10
Interest paid	49	29	45
Non cash transactions:
Capital lease obligations incurred	236	341	800

See notes to consolidated financial statements

FLAMEL TECHNOLOGIES S.A

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

1.2. Principles of consolidation

The accompanying consolidated financial statements were prepared in accordance with U.S generally accepted accounting principles (U.S. GAAP).

The preparation of financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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

Revenue includes upfront licensing fees, milestone payments and reimbursements of research and development costs. Non-refundable technology access fees received from collaboration agreements that

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

require the Company’s continuing involvement in the form of development efforts are recognized as revenue ratably over the development period. The Company recognizes milestone-related revenues only when performance of the milestone under the terms of the collaboration is achieved and there are no further performance obligations. Research and laboratory analysis services revenue is recognized as the research and development work is performed. Costs incurred under these contracts are considered costs in the period incurred. Payments received in advance of performance are recorded as deferred revenue and recognized in revenue as services are rendered.

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

The Company signs feasibility study agreements. Revenue is recognized over the term of the agreement as services are performed.

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

1.6. Concentration of credit risk

The Company’s cash and cash equivalents are deposited with Crédit Commercial de France (CCF, member of HSBC), Crédit Lyonnais and Crédit Agricole, major French banks.

The financial instruments are issued by institutions with strong credit ratings These securities are generally not collateralized.

The Company’s revenues are derived mainly from collaborative research and development contracts with pharmaceutical and chemical companies based in Europe and the United States. All significant customers are discussed in Note 3.

The Company performs ongoing credit evaluations of its customers and maintains provisions for potential credit losses as considered necessary. The Company generally does not require collateral. Historically, the Company has not experienced significant credit losses on its customer accounts. The allowance for doubtful accounts was $0, $305,000 and $565,000 at December 31, 2002, 2003 and 2004, respectively.

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.7. Earnings per share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share reflects potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. The dilutive effects of the Company’s common stock options and warrants is determined using the treasury stock method to measure the number of shares that are assumed to have been repurchased using the average market price during the period, which is converted from U.S. dollars at the average exchange rate for the period. Such securities are not considered in computing diluted loss per share as their effects would be anti-dilutive.

1.8. Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments with a maturity of three months or less at the date of purchase. Cash and cash equivalents consist of cash on deposit and cash on hand.

1.9 Marketable securities

Marketable securities consist of highly liquid investments in money market mutual funds. As of December 2004, Flamel Technologies’ marketable securities are classified as available-for-sale securities in accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (SFAS 115). These investments are recorded at fair value, which is based on quoted market prices . Accordingly, unrealized gains and losses are included in accumulated other comprehensive income until realized.

1.10. Accounts Receivable

Accounts receivable are stated at amounts invoiced net of allowances for doubtful accounts. The Company makes judgments as to its ability to collect outstanding receivables and provides allowances for the portion of receivables deemed uncollectible. Provision is made based upon a specific review of all significant outstanding invoices.

1.11. Inventories

Inventories consist principally of raw materials and finished products, which are stated at the lower of cost or market. The Company establishes reserves for inventory estimated to be obsolete, unmarketable or slow-moving on a case by case basis, equal to the difference between the cost of inventory and estimated market value based upon assumptions about future demand, technology and market conditions.

1.12. Property and equipment

Property and equipment is stated at historical cost less accumulated depreciation. Depreciation and amortization are primarily computed using the straight-line method over the following estimated useful lives:

Land and buildings	20 years
Laboratory equipment	4 - 5 years
Office and computer equipment	3 years
Furniture and fixture	5 - 10 years

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

	Year Ended December 31
(In thousands of U.S. dollars except share data)	2002	2003	2004
Net income (loss), as reported	3,005	(3,924)	12,499

Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	18	355	1,389
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,748)	(3,277)	(7,254)

Pro forma net income (loss)	1,275	(6,846)	6,634

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31
(In thousands of U.S. dollars except share data)	2002	2003	2004
Earnings per share:
Basic, as reported	0.19	(0.22)	0.58
Basic, pro forma	0.08	(0.39)	0.31

Diluted, as reported	0.18	(0.22)	0.53
Diluted, pro forma	0.08	(0.39)	0.28

The fair value of each stock option and warrant granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31
	2002	2003	2004
Weighted-average expected life (years)	7.4	4.9	6.3
Expected volatility rates	91.07%	115.08%	73.37%
Expected dividend yield	—	—	—
Risk-free interest rate	4.25%	3.50%	3.34%

The weighted-average fair value and the weighted average exercise price of options and warrants granted during 2002, 2003 and 2004 were as follows:

	Year Ended December 31
	2002		2003		2004
	Weighted avg.	Weighted avg.	Weighted avg.	Weighted avg.	Weighted avg.	Weighted avg.
(In U.S. dollars)	Fair value[1]	Exer. Price[1]	Fair value[1]	Exer. Price[1]	Fair value[1]	Exer. Price[1]
Options or warrants whose price equaled market price of the underlying shares on the date of grant	2.03	2.49	13.89	16.78	10.96	12.83
Options or warrants whose price was less than the market price of the underlying shares on the date of grant	—	—	21.21	11.29	—	—
Options or warrants whose price was more than the market price of the underlying shares on the date of grant	—	—			13.38	20.43

[1] Historical exchange rate

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.16. Comprehensive Income

Other comprehensive income for the Company consists both of translation adjustments and the recognition of the unrealized gains related to available-for-sale securities. Each item is shown separately in the consolidated statements of shareholders’ equity.

1.17. New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R “Share Based Payment.” This statement is a revision to SFAS 123 and supersedes Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows.” This statement requires a public entity to expense the cost of employee services received in exchange for an award of equity instruments. This statement also provides guidance on valuing and expensing these awards, as well as disclosure requirements of these equity arrangements. This statement must be adopted no later than the beginning of the first fiscal year beginning after June 15, 2005. We expect to adopt Statement 123R on January 1, 2006. SFAS 123R permits public companies to choose between the following two adoption methods:

•	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date, or

•	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

     As permitted by SFAS 123, we currently account for share-based payments to employees using APB Opinion 25’s intrinsic value method and, as such, we only recognize compensation cost to the extent market value of the underlying stock at the date of grant exceeds the option exercise price. The impact of the adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future and pricing model of options used. For information about what our reported results of operations and earnings per share would have been had we adopted SFAS 123, please see the discussion under the heading “Employee stock options and warrants” in Note 1.15 to our Financial Statements. Accordingly, the adoption of SFAS 123R’s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. Due to timing of the release of SFAS 123R, we have not yet completed the analysis of the ultimate impact that this new pronouncement will have on the results of operations, nor the method of adoption for this new standard

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUBCONTRACTING AGREEMENT

In accordance with the terms of a subcontracting agreement signed with SmithKline in December 1996, the Company recognized as revenues in product sales a total amount of $121,000 in 2002 and $115,000 in 2003 consisting mainly of Cimetidine and Tagamet formulations. This agreement was renewed for 2004 and the product sales to SmithKline totaled $120,000 for the year ended December 31, 2004.

3. LICENSE, RESEARCH AND CONSULTING AGREEMENTS

TAP Pharmaceutical Products Inc.

On January 2004, Flamel Technologies and TAP Pharmaceutical Products Inc, (“TAP”) entered into a licensing agreement whereby the company agreed to license its controlled release Micropump® in order to develop a new formulation of Prevacid®, a proton pump inhibitor. The agreement was subject to FDA approval received on September 10, 2004. In consideration of this agreement, TAP made an initial payment of $1,000,000 and agreed to make additional milestones payments upon achievement of certain events. The $1,000,000 initial payment is being recognized on a straight line basis over the three-year term of the development period. In 2004, the Company recognized licensing fees of $611,000 representing a milestone payment of $508,000 and amortization of the up-front payment for $103,000. In addition Flamel recognized research and development revenues of $4,862,000.

Bristol-Myers Squibb

On August 27, 2003, Flamel Technologies and Bristol-Myers Squibb (“BMS”) entered into a licensing and commercialization agreement to develop and market Basulin®, a controlled release unmodified human insulin. The agreement was subject to antitrust clearance, which was obtained on October 17, 2003.

In consideration for the agreement, BMS made a $20 million initial payment and agreed to make additional milestone payments upon achievement of certain events. The $20,000,000 initial payment was being recognized on a straight-line basis over the term of the development period of three years. The Company recognized licensing fees of $1,315,000 in 2003 with respect to this initial payment. In addition, Flamel also recognized research and development revenues of $3,811,000 in 2003 under this agreement.

On September 16, 2004, BMS gave notice of the termination of the license agreement to Flamel. As the Company had fulfilled all of its obligations under this contract as of December 31, 2004, the remaining amount of the up-front payment of $18,649,000 was recognized as licensing fees in 2004. Flamel also recognized in 2004 research and development revenues of $8,022,000 and a milestone payment of $5,086,000.

On January 31, 2005 Flamel Technologies and BMS entered into a termination agreement, with respect to the former licensing agreement. Under the terms of the January 31, 2005 agreement, we received a cash payment of $5,850,000 (See Note 20.1. Subsequent events).

SB Pharma Puerto Rico Inc. (GSK)

In March 2003, Flamel Technologies and SB Pharma Puerto Rico Inc (“GSK”) entered into a license agreement whereby the Company agreed to license its controlled-release Micropump® in order to develop a new formulation for an undisclosed existing product. In accordance with this license agreement, the Company recognized research and development revenues of $4,379,000 and licensing fees of $3,311,000 in 2003. These licensing fees include two milestones payments of $967,000 and $1,822,000. The remaining $522,000 relates to the $2,000,000 upfront payment received in March 2003, which is being recognized as revenue on a straight-line basis over the term of the development period.

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In 2004, the Company recognized research and development revenues of $6,399,000. The Company also recognized $2,053,000 of milestones payment and $766,000 of amortization of the initial up-front payment.

In December 2004, Flamel and GlaxoSmithKline (GSK) entered into a supply agreement whereby Flamel will supply GSK with commercial supplies of drugs. The provisions of this agreement include payments to Flamel to support certain expenses and capital expenditure for use in the project, for a total contractual amount of $20,717,000. The expected expenditures relate to equipment that belongs initially to GSK, to facility-related assets that belong immediately to Flamel, and to various support expenses. GSK will pass title for all installed equipment to Flamel, upon cessation of the supply agreement initially intended to last 4 years.

As of December 2004, Flamel had received two installments for a total of $6,960,331 of which $1,143,000 relates to facility-related assets and is classified as a long term liability. This amount will be amortized on a pro-rata basis over the expected life of the related assets and reflected as an offset of the depreciation of the related assets. The amounts received are repayable if the Company cancels or breaches the supply agreement. The remaining $5,817,331 relates to equipments owned by GSK. The total amount received has been partially used to purchase equipment. As of December 31, 2004, the remaining advance of $4,248,000 is reported in the balance sheet as an ”advance received from partners” (see note 10).

Biovail

In February 2003, Flamel Technologies entered into a license agreement with Biovail whereby the Company agreed to license to Biovail the exclusive North America rights to Flamel’s oral solid controlled release formulation of acyclovir. In consideration for this license, the Company received $500,000, which we recognized on a straight-line basis over the development period of 3 years. The Company recognized $150,000 and $192,000 under this arrangement during the year ended December 31, 2003 and 2004 respectively. The company recognized research revenues of $603,000 in 2004. On March 3, 2005 Flamel announced the termination of the licensing agreement with Biovail. Since the termination has been notified in 2005, the remaining initial up-front payment of $233,000 at December 31, 2004 will be recognized as revenue in 2005.

GSK Augmentin®

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

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In October 2003, Beecham gave notice of the termination of the license agreement to Flamel. As the Company had fulfilled all of its obligations under this contract as of December 31, 2003, the remaining amount of the up-front payment of $1,418,000 was recognized as licensing fees in 2003. The Company did not recognize any revenues from Beecham in 2004.

Servier

In December 2001, Flamel Technologies and Laboratoires Servier, (“Servier”) entered into a license and development agreement whereby the Company agreed to license its Micropump® control release technology to Servier for use with an undisclosed product of Servier. In consideration for the agreement, Servier agreed to make a $3 million initial payment and additional milestone payments upon achievement of certain events. The $3,000,000 initial payment has been recognized on a straight-line basis over the term of anticipated development of the product (i.e. 3 years). The Company recognized licensing fees of $955,000 in 2002, $1,283,000 in 2003 and $1,353,000 in 2004 with respect to this initial payment. Flamel recognized one milestone payment of $5,300,000 and one milestone payment of $484,000 as licensing revenue in 2002 and 2003 respectively. In addition, Flamel recognized research and development revenues of $2,300,000, $1,381,000 and $228,000 in 2002, 2003 and 2004 respectively

Novo Nordisk

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

In December 2001, Novo Nordisk gave notice of the termination of the license agreement with Flamel. As the Company had fulfilled all of its substantive obligations under this contract as of December 31, 2001, we accelerated the recognition of the remainder of the upfront license fee. The Company recognized research and development revenues of $595,000 in 2002. The Company did not recognize any revenues from Novo Nordisk in 2003 and 2004.

Corning

In December 1998, the Company signed a long-term research and product development agreement with Corning France and Corning Incorporated. Pursuant to the terms of this agreement, Flamel receives regular research payments and royalties on the sales of Corning products that utilize Flamel’s innovations. The Company recognized research revenue and sales of pilot batches of $757,000, $396,000 and $0 in 2002, 2003 and 2004, respectively.

The Company recognized sales of specialty material for ophthalmic lenses of $539,000 in 2002 and $0 in 2003 and 2004. The company also recognized royalties on Corning’s sales of $895,000 in 2002, $719,000 in 2003, and $762,000 in 2004.

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Others

The Company recognized research and development revenues on several feasibility studies with undisclosed partners for an amount of $2,776,000 in 2002, $2,970,000 in 2003 and $780,000 in 2004.

4. OTHER INCOME

Other income of $1.1 million in 2003 consisted mainly of recognition of $823,000 from conditional grants received from French public agencies. The requirements related to the grants consisted principally in maintaining certain levels of employment, which were achieved in 2003. The remaining $0.3 million resulted from the sale of the equipment of the Company’s pilot plant in Vénissieux.

In 2002, the Company recognized revenue of $2,526,000 related to the settlement of litigation with the Welcome Foundation concerning Genvir®.

5. CASH AND CASH EQUIVALENTS

Cash consists of cash on deposit held in several major banks and cash on hand.

The components of cash and cash equivalents were as follows:

	December 31,
(In thousands of U.S. dollars)	2003	2004
CCF HSBC deposit	$402	$3,668
Credit Lyonnais deposit	550	627
Other deposits	247	296

Total cash and cash equivalents	$1,199	$4,591

6. MARKETABLE SECURITIES

Marketable securities are classified as available-for-sale securities and are recorded at fair market value. Unrealized gains and losses are recorded as other comprehensive income in shareholder’s equity, net of income tax effects.

For the year ended December 31, 2003 marketable securities amounted to $108,418,000 .For the year ended December 31, 2004 marketable securities amounted to $100,783,000 of which $4,248,000 relates to the remaining advance from GSK (see notes 3 and 10). This advance was invested in marketable securities until needed.

For the year ended December 31, 2003 and 2004 respectively, unrealized gain amounted to $479,000 and $1,925,000, respectively.

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Fair value		Value at cost		Unrealized Gains (Losses)
(in thousands of U.S dollars)	2003	2004	2003	2004	2003	2004

Credit Agricole securities	54,762	48,490	54,468	47,491	294	999
Credit Lyonnais securities	2,806	1,085	2,775	1,081	31	4
HSBC securities	50,850	51,208	50,696	50,286	154	922

Total	108,418	100,783	107,939	98,858	479	1,925

Gross realized gains on sales of these available-for-sale securities amounted to $252,000, $322,000 and $642,000 for the years ended December 31, 2002, 2003 and 2004, respectively.

	Proceeds from sales		Purchase of securities		Gross gains (Losses)
(in thousands of U.S dollars)	2003	2004	2003	2004	2003	2004

Credit Agricole securities	12,782	13,925	56,631	3,377	81	279
Credit Lyonnais securities	11,360	3,181	2,213	1,387	240	50
HSBC securities	224	20,839	46,219	16,522	1	313

Total	24,366	37,945	105,063	21,286	322	642

7. INVENTORY

The components of inventories were as follows:

	December 31,
(In thousands of U.S. dollars)	2003	2004
Raw materials	859	1,445
Finished goods	229	361
Provision for inventory obsolescence	(31)	(209)

Inventories, net	1,057	1,597

8 . PROPERTY AND EQUIPMENT

The components of property and equipment were as follows:

	December 31,
(In thousands of U.S. dollars)	2003	2004
Land and buildings	113	121
Laboratory equipment	14,038	25,607
Office and computer equipment	1,148	1,875
Furniture and fixtures	3,451	5,667

Total property and equipment	18,750	33,270
Less accumulated depreciation and amortization	(13,665)	(15,108)

Property and equipment, net	5,085	18,162

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Depreciation expense related to property and equipment amounted to $1,460,000, $1,712,000 and $2,530,000 for the years ended December 31, 2002, 2003 and 2004, respectively.

Property and Equipment include costs of $4,037,000 and $2,994,000 at December 31, 2003 and 2004 that are related to capitalized lease assets. Accumulated amortization of these leased assets was approximately $3,547,000 and $1,893,000 at December 31, 2003 and 2004, respectively. Depreciation expense on assets held under capital leases is included in total depreciation expense for the years ended December 31, 2002, 2003 and 2004 and amounted to $493,000, $386,000 and $337,000 respectively.

9. ACCRUED EXPENSES

Accrued expenses consist mainly of expenses related to bonuses, paid vacations, compensatory leaves and related social charges.

Accrued expenses comprises the following:

	December 31,
(In thousands of U.S. dollars)	2003	2004
Accrued compensation	1,812	1,930
Accrued social charges	1,220	2,263
Other	127	136

Total accrued expenses	3,159	4,329

10. OTHER CURRENT AND LONG TERM LIABILITIES

10.1. Other current liabilities

Other current liabilities comprise the following:

(In thousands of U.S. dollars)	2003	2004
Advance received from partners	—	4,248
Withholding tax	—	1,547
Other	88	94

Total Other current liabilities	88	5,889

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     In connection with the supply agreement with GSK, the Company received funds to finance facilities related assets. As of December 31, 2004, Flamel had received two installments for a total of $6,960,331 of which $1,143,000 relates to facility-related assets and is classified as a long term liability (see note 10.2). The remaining $5,817,331 relates to equipments owned by GSK and has been partially used to purchase equipment on behalf of GSK. As of December 31, 2004, the remaining advance of $4,248,000 is reported in the balance sheet as an ”advance received from partners”. The amounts received are repayable if the Company cancels or breaches the supply agreement.

Withholding tax liability mainly relates to the BMS licensing agreement (see Note 15).

10.2. Other long term liabilities

Other long term liabilities are composed of the following:

(In thousands of U.S. dollars)	2003	2004
Funding from partners	—	1,143
Provision for retirement indemnity (see note 16)	458	613
Other	729	531

Total Other long term liabilities	1,187	2,287

In connection with the supply agreement signed with GSK in December 2004 (see Note 3), Flamel received two installments of which $1,143,000 relates to facility-related assets and is classified as a long term liability. This amount will be amortized on a pro-rata basis over the expected life of the related assets and reflected as an offset of the depreciation of the related assets. The amounts received are repayable if the Company cancels or breaches the supply agreement.

11. LONG-TERM DEBT

Long-term debt comprises:

	December 31,
(In thousands of U.S. dollars)	2003	2004
Anvar loans (a) :
Asacard program	866	934
Other programs	250	270
French Ministry of Industry (b)	559	603

Total	1,675	1,807

Current portion	—	218

Long-term portion	1,675	1,589

(a) Anvar is an agency of the French government that provides financing to French companies for research and development. At December 31, 2003 and 2004, the Company had outstanding loans from Anvar of

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

$1,116,000 and $1,204,000, respectively. These loans do not bear interest and are repayable only in the event the research project is technically or commercially successful. In 2001, the Company renegotiated the timing for the potential repayment of those loans, which was initially scheduled between 2002 and 2005. Potential repayment is now scheduled to occur from 2005 through 2008.

(b) In 2002, the Company received a loan of $464,000 from the French Ministry of Industry on a research project (the “Proteozome” project) related to the development of new Medusa applications. Pursuant to the agreement, the Company will be granted a loan equal to 50% of the total expenses incurred on this project over a three-year period beginning on January 2, 2002. Total expenses for the project are estimated at $4,870,000. One third of this loan is due for repayment in July 2008 with the remainder due on July 2011. The loan is non-interest bearing. No additional amounts were received in 2003 and 2004. The difference between the 2003 and 2004 balance is due to the fluctuation in the foreign exchange rate. The remaining amount of the loan will be received in 2005.

Total future payments on long-term debt for the years ending December 31 (assuming the underlying project is commercially or technically successful for governmental research loans, and assuming no reimbursement of other agencies’ grant) are as follows:

(In thousands of U.S. dollars)	December 31,
2006	301
2007	374
2008	914

1,589

12 CAPITAL LEASE OBLIGATIONS

The Company leases certain of its equipment under capital leases. Each lease contract generally has a term of four years with a purchase option of one euro. No specific restrictions or guarantee provisions are included in the arrangement

Future payments on capital lease for the years ending December 31 are as follows:

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars)	December 31,
2005	374
2006	425
2007	313
2008	84

Total	1,196

Less amounts representing interest	(73)

Capital lease	1,123
Less current portion	334

Long -term portion	789

Interest paid in the years ended December 31, 2002, 2003 and 2004 was approximately $46,000, $27,000 and $37,000, respectively.

13. EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	Year ended December 31,
(In thousands, except per share amounts)	2002	2003	2004
Numerator:
Net income (loss)	$3,005	$(3,924)	$12,499

Denominator:
Weighted average shares outstanding used for basic earnings (loss) per share	16,197,590	17,762,050	21,513,905

Effect of dilutive securities:
Stock-options and warrants	513,410		2,045,249

Weighted average shares outstanding and dilutive securities used for diluted earnings (loss) per share	16,711,000	17,762,050	23,559,154

Basic earnings (loss) per share	$0.19	$(0.22)	$0.58

Diluted earnings (loss) per share	$0.18	$(0.22)	$0.53

For the year ended December 31, 2003, the effects of dilutive securities were excluded from the calculation of earnings per share as a net loss was reported in this period.

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. SHAREHOLDERS’ EQUITY

14.1. General

At December 31, 2004 and 2003, the issued and outstanding share capital of the Company consisted of 21,751,590 and 21,391,590 ordinary shares, respectively, with a nominal value of €0.122 per share.

In 2003, as a result of exercises of stock options, the Company issued 327,500 ordinary shares, with a nominal value of €0.122 per share.

In 2003, as a result of exercise of warrants, the Company issued 2,866,500 ordinary shares, with a nominal value of €0.122 per share.

In 2003, as a result of issuance of shares following public offering the Company issued 2,000,000 ordinary shares with a nominal value of €0.122 per share.

In 2004, as a result of exercises of stock-options, the Company issued 360,000 ordinary shares, with a nominal value of €0.122 per share.

14.2. Preemptive subscription rights

Shareholders have preemptive rights to subscribe for additional shares issued by the Company for cash on a pro rata basis when the Company makes a share offering. Shareholders may waive such preemptive subscription rights at an extraordinary general meeting of shareholders under certain circumstances. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offer of shares.

14.3. Dividends

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception. The accumulated deficit for statutory purposes totaled approximately $49.8 million at December 31, 2004. Dividend distributions, if any, will be made in euros. The Company has no plans to distribute dividends in the foreseeable future.

14.4. Warrants

On April 6, 2000, the Company issued warrants at a price of €0.00 (FRF0.01) per warrant to purchase up to 3,726,500 ordinary shares to certain private investors, including the venture capital funds and affiliates of Biotechnology Value Fund, Alta Partners and Chase Capital Partners. These warrants provide for physical settlement in unregistered shares and convey no other rights. This issuance included 1,799,000 Class A warrants, 642,500 Class B warrants and 1,285,000 Class C warrants. These warrants have a five-year term. The Class A and Class B warrants are exercisable at €5.96 per share and the Class C warrants are exercisable at €0.122 per share. The number of Class B Warrants and Class C warrants that may be exercised has been determined in relation to the closing price of the Company’s ADSs on the Nasdaq National Market in 2000.

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

As of December 31, 2004, 700,000 Class A and 250,000 Class B warrants remained exercisable, subject to the vesting provisions. In March 2005, these warrants have been exercised.

On June 14, 2000 the Company issued, at a price of €0.00 per warrant, 120,000 warrants to certain Directors of the Company giving them the right to subscribe to 120,000 ordinary shares at the price of €4.88 per share. These warrants are issued for a five-year period and vest ratably over four years from the date of issuance. As of December 31, 2003, 60,000 warrants were exercised and 50,000 warrants were cancelled due to the departure of certain Directors. As of December 31, 2004, 10,000 warrants remained exercisable, subject to the vesting provisions.

On July 19, 2001, the Company issued, at a price of €0.00 (FRF0.01) per warrant, 70,000 warrants to certain Directors of the Company giving them the right to subscribe to 70,000 ordinary shares at the price of €5.95 per share. These warrants are issued for a five-year period and will vest ratably over four years from the date of issuance. In 2002, 50,000 warrants were cancelled. During 2003 and 2004, 10,000 warrants were exercised and 5,000 were cancelled. As of December 31, 2004, 5,000 warrants remain exercisable, subject to the vesting provisions.

On June 20, 2002, the Company issued, at a price of €0.01 per warrant, 80,000 warrants to certain Directors of the Company giving them the right to subscribe to 80,000 ordinary shares at the price of €2.33 per share. These warrants were issued for a five-year period and will vest ratably over four years from the date of issuance. During 2003, 20,000 warrants were exercised and 30,000 warrants were cancelled. As of December 31, 2004, 30,000 warrants remain exercisable, subject to the vesting provisions.

On September 19, 2002, the Company issued, at a price of €0.01 per warrant, 40,000 warrants to a Director of the Company giving him the right to subscribe to 40,000 ordinary shares at the price of €1.36 per share. These warrants are issued for a five-year period and will vest ratably over four years from the date of issuance. During 2003, the 40,000 warrants were cancelled.

On November 7, 2003, the Company issued, at a price of €0.01 per warrant, 200,000 warrants to certain Directors of the Company giving them the right to subscribe to 200,000 ordinary shares at the price of € 9,88 ($11.29) per share. Out of these 200,000 warrants, 120,000 are issued for a five-year period and will vest ratably over four years from the date of issuance, whereas the remaining 80,000 warrants will vest with the next General Shareholders meeting on June 22, 2004. The Company accounted for these warrants granted to non-employee directors for their services as directors under APB 25. Under APB 25, when the exercise price of the Company’s warrants is less than the market price of the underlying shares at the date of grant, the Company records deferred compensation expense, which is being amortized on a straight-line basis over the vesting period. The deferred compensation related to these warrants amounted to $2,729,000 at the date of grant. The Company recorded compensation expense related to these 200,000 warrants of $346,000 and $1,378,000 for 2003 and 2004 respectively. As of December 31, 2004 these 200,000 warrants remained exercisable, subject to the vesting provisions.

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On June 22, 2004 the Company issued, at a price of €0.01 per warrant, 80,000 warrants to certain Directors of the Company giving them the right to subscribe to 80,000 ordinary shares at the price of €21.73 per share. These warrants were proposed by the Board of Directors held in March 31, 2004 with an attribution price equaled to the market price the day before (€21.73) since the exercise price was more than the market price. On June 22, 2004 (date of Extraordinary General Meeting), no charges were recorded as per APB25. These warrants are issued for a five-year period and will vest ratably over four years from the date of issuance. As of December 31, 2004 these 80,000 warrants remained exercisable, subject to the vesting provisions.

The summary of warrants activity is as follows:

		Weighted Average	Weighted Average
	Warrants	Exercise Price in U.S	Exercise Price in
	Outstanding	dollars [1]	Euros
Balance at December 31, 2001	3,826,500	$3.81	€3.98
Warrants granted	120,000	$1.94	€2.01
Balance at December 31, 2002	3,946,500	$3.75	€3.92
Warrants granted	200,000	$11.29	€9.88
Warrants exercised	2,866,500	$3.16	€3.29
Warrants cancelled	85,000	$2.28	€2.39
Balance at December 31, 2003	1,195,000	$6.55	€6.52
Warrants granted	80,000	$26.27	€21.73
Balance at December 31, 2004	1,275,000	$7.79	€7.47

[1]	Historical exchange rate

Exercise prices for warrants outstanding as of December 31, 2004 were as follows:

	Warrants Outstanding			Warrants Exercisable
		Weighted	Weighted		Weighted
		average	average		average
Range of exercise prices	Number of	remaining	exercise price	Number of	exercise price
in euros	shares	contractual life	in euros	shares	in euros
0 to 2.33	30,000	2.47	2.33	10,000	2.33
2.33 to 5.96	965,000	0.27	5.95	962,500	5.95
5.96 to 9.88	200,000	3.85	9.88	110,000	9.88
9.88 to 21.73	80,000	4.48	21.73	—	—

	1,275,000	1.15	7.47	1,082,500	6.31

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.5. Stock options

The Company issued stock options under plans approved by shareholders in 1990, 1993, 1996, 2000, 2001 and 2003. The option terms provide for exercise within a maximum 10-year term as from the date of grant. Generally, each option vests four years from the date of grant. In accordance with APB 25, the difference between the exercise price and the fair value of the underlying share on the grant date has been recorded as deferred compensation expense and is being amortized on a straight-line basis over the vesting period. The amounts expensed under these plans in 2002, 2003 and 2004 were $18,000, $9,000 and $11,000 respectively.

The activity under the option plans is as follows:

			Weighted Average	Weighted Average
	Shares Available	Options Granted	Exercise Price in	Exercise Price in
	for Grant	and Outstanding	U.S dollars[1]	Euros
Balance at December 31, 2001	520,000	2,010,000	$3.54	€3.86
Options authorized	—	—	—	—
Granted	(695,000)	695,000	$2.57	€2.73
Cancelled or expired	290,000	(390,000)	$3.39	€3.64

Balance at December 31, 2002	115,000	2,315,000	$3.36	€3.56

Options authorized	1,900,000
Granted	(1,350,000)	1,350,000	$16.66	€13.93
Exercised	—	(327,500)	$5.33	€5.61
Cancelled or expired	107,500	(117,500)	$4.09	€4.09

Balance at December 31, 2003	772,500	3,220,000	$8.65	€7.68

Granted	(926,500)	926,500	$20.75	€16.15
Exercised	—	(360,000)	$1.55	€1.72
Cancelled or expired	203,000	(203,000)	$25.27	€20.81

Balance at December 31, 2004	49,000	3,583,500	$11.55	€9.72

Stock options outstanding at December 31, 2004, which expire from 2006 to 2014, had exercise prices ranging from €1.36 to € 20.81. The weighted average remaining contractual life of all options is 8 years. As of December 31, 2004, there were 3,583,500 outstanding options at a weighted average exercise price of €9.72, of which 1,885,000 were exercisable at a weighted average price of € 5.34.

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Exercise prices for options outstanding as of December 31, 2004 were as follows:

	Stock Options Outstanding			Stock Options Exercisable
		Weighted
Range of		average	Weighted		Weighted
exercise		remaining	average		average
prices in	Number of	contractual	exercise price	Number of	exercise price
euros	shares	life	in euros	shares	in euros
0 to 1.36	330,000	6.94	1.16	147,500	1.17
2.33 to 2.77	515,000	7.13	2.43	485,000	2.41
4.11 to 4.86	865,000	7.30	4.46	737,500	4.50
6.40 to 7.58	300,000	5.94	6.56	300,000	6.56
9.88 to 12.02	148,000	8.92	10.65	95,000	9.88
14.81	593,500	9.94	14.81
19.2 to 20.81	832,000	9.07	20.46	120,000	20.81

	3,583,500	8.04	9.72	1,885,000	5.34

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

The effects of applying the fair value method provided under SFAS No. 123 are shown in Note 1.15 and are not necessarily indicative of future amounts.

In January 1997, the French parliament adopted a law that requires French companies to pay social contributions, which generally represent 45% of the taxable salary, on the difference between the exercise price of a stock option and the fair market value of the underlying shares on the exercise date if the beneficiary sells the stock before a four-year period following the grant of the option. The new law is consistent with personal income tax law that requires individuals to pay income tax on the difference between the option exercise price and the fair value of the shares at the sale date if the shares are sold within four years of the option grant The law applies to all options exercised after January 1, 1997.

The Company has not recorded a liability for social charges which may be assessed for options granted in 2002, 2003 and 2004 as the liability, which is dependent on future trading values of the Company’s shares and the timing of employees decisions to exercise options and sell the related shares, cannot be estimated. The Company also does not consider that there is a probable liability with respect to income tax. The Company has instituted a rule that options may not be exercised if social charges could be levied against the Company. As a result we do not expect any liability for such social charges.

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. INCOME TAXES

Income (loss) before income taxes comprises the following:

	Year ended December 31,
(in thousands of dollars)	2002	2003	2004
France	$2,452	($4,427)	$9,298

A reconciliation of income tax benefit computed at the French statutory rate (34.33% in 2002, 34.33% in 2003 and 33.83% in 2004) to the income tax benefit is as follows:

	Year ended December 31,
(in thousands of dollars)	2002	2003	2004
Income tax benefit (provision) computed at the French statutory rate	(843)	1,524	(3,146)
Operating losses not utilized	843	(1,524)	3,146
Withholding tax			(1,425)
Research credits	567	527	4,636
Minimum tax payable	(14)	(24)	(10)

Total	553	503	3,201

Income tax benefits amounted to $553,000 in 2002 and $503,000 in 2003 and was principally related to the research and development tax credit recorded in France. In 2004, the Company has increased its research and development expenses significantly. Associated with a favorable change in the research tax credit rules, a total $4,636,000 has been recognized as a research tax credit.

In 2004, withholding tax relates to BMS agreement. License fees and milestone payments may be subject to a withholding tax depending on the tax rules of the country in which the licensee is located. In 2005, BMS deducted a 5% withholding tax from the termination indemnity it paid to Flamel. The withholding tax was related to the $5,000,000 milestone payment received in the first quarter 2004 and to the $20,000,000 up-front payment received in 2003 and initially amortized over three years. The expense amounted to $1,250,000. The remaining amount consists of the fluctuation in the foreign exchange rate.

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant components of the Company’s deferred taxes consist of the following:

	December 31,
(In thousands of U.S. dollars)	2003	2004
Deferred income tax assets:
Net operating loss carry-forwards	7,739	12,541
Other deferred income tax assets	8,624	1,103
Valuation allowance	(16,363)	(13,633)
Net deferred income tax assets	—	11
Deferred income tax liabilities	—	(11)

Deferred income taxes, net	—	—

The Company has provided valuation allowances covering 100% of net deferred tax assets due to the Company’s history of losses.

The changes in tax rate between 2003 and 2004 lead to a decrease of ($230,000) of the net deferred tax assets.

As of December 31, 2004, the Company had $37,071,000 in French net operating losses carry-forwards. Due to a change in French tax law in 2003 the above carry-forwards have no expiration date.

The increase in available net operating losses carry-forwards in 2004 is due to a tax loss of $20,320,000.

The French government provides tax credits to companies for annual increased spending for innovative research and development. Income tax benefits correspond to these French research tax credits, which are credited against income taxes payable in each of the four years after being incurred or, if not so utilized, are recoverable in cash. As of December 31, 2004, Flamel had total research tax credits receivable of $6,533,000. If these credits are not applied against future income taxes, they will be received as cash payments in the fourth year after the credit is earned in accordance with the following timetable:

(In thousands of U.S. dollars)	December 31,
2006	817
2007	636
2008	5,080

6,533

16. EMPLOYEE RETIREMENT PLANS

In accordance with French law, post-retirement benefits for most of the Company’s employees are sponsored by the relevant government agencies in France. The Company’s liability with respect to these plans is generally limited to specific payroll deductions. Consequently, there is no additional liability in connection with these plans. Expenses recognized for this plan were $866,000 in 2004, $562,000 in 2003, $435,000 in 2002.

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

French law also requires payment of a lump sum retirement indemnity to all employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. There is no formal plan and no funding of the obligation is required. The provision has been calculated taking into account the estimated payment at retirement (discounted to the current date), turnover and salary increases as follows :

	2002	2003	2004
Average increase of salaries	2%	2%	2%
Discounted interest rate	5%	5%	5%
Turn over	average of the last 4 years	average of the last 4 years	average of the last 4 years
Age of retirement	From 60 to 64 years [1]	65 years	65 years

[1]	depending on the category and the location of the salaries

As of December 31, 2003 and 2004, the liability for retirement indemnities amounted to $457,000, and $613,000 respectively.

In the United States, the Company sponsors a retirement plan. The company made contributions of approximately $35,000 in 2002, $23,000 in 2003 and $31,000 in 2004

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2003 and 2004, the carrying values of financial instruments such as cash and cash equivalents, trade receivables and payables, other receivables and accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments.

At December 31, 2003 and 2004, the fair value of long-term debt with carrying value of $1,675,000 and $2,950,000 was estimated to be $1,179,000 and $2,607,000, respectively. Fair value was determined based on expected future cash flows, discounted at market interest rates.

18. COMMITMENTS AND CONTINGENCIES

18.1. Capital leases

The Company currently has commitments regarding capital leases as described in Note 10.

18.2. Operating leases

The Company leases its facilities and certain equipment under operating leases, which expire through 2008. Future minimum lease payments under operating leases due for the fiscal years ending December 31 are as follows:

(In thousands of U.S. dollars)	December 31,
2005	307
2006	184
2007	105
2008	69

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Rental expense for the years ended December 31, 2002, 2003 and 2004 was approximately $418,000, $587,000, and $602,000 respectively.

18.3. Supply agreement with GSK

In December 2004, Flamel and GSK entered into a supply agreement whereby Flamel will supply GSK with commercial supplies of drugs (see note 3). The provisions of this agreement include payments to Flamel to certain support expenses and capital expenditure for use in the project. The expected expenditures relate to equipment that belongs initially to GSK, to facility-related assets that belong immediately to Flamel, and to various expenses. GSK will pass title for all installed equipment to Flamel, upon cessation of the supply agreement initially intended to last 4 years.

As of December 2004, Flamel had received two installments of which $1,143,000 are classified as a long term liability. These amounts received are repayable if the Company cancels or breaches the supply agreement.

18.4. Litigation

The Company is involved in a number of claims and lawsuits considered normal in its business, including employee litigation. While it is not possible to predict the outcome of legal actions brought against the Company, the Company believes that the liability resulting from the pending claims and suits would not have a material adverse effect on the results of its operations, cash flows, or financial position as of December 31, 2004, and for the year then ended.

19. INDUSTRY AND GEOGRAPHIC INFORMATION

The Company operates in one segment, the development and commercialization of controlled-release therapeutic products based on its proprietary polymer based technology.

Operations outside of France consist principally of the operations of the U.S. subsidiary, which had no sales to third parties in 2002, 2003 or 2004.

Revenues generated from customers outside of France (export sales) amounted to $6,358,000, $18,926,000, and $49,314,000 in 2002, 2003 and 2004, respectively.

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of long-lived assets by geographic location:

	As of December 31,
(in thousands)	2003	2004
Long-lived assets:
North America	$39	$52
France	$6,478	$24,784

Total long-lived assets	$6,517	$24,836

20. SUBSEQUENT EVENTS POST CLOSING

20.1 Cash payment from BMS

On January 31, 2005 Flamel Technologies and BMS entered into termination agreement, with respect to the former licensing agreement. Under the terms of the January 31, 2005 agreement, we received a cash payment of $5,850,000.

20.2 New grant from DATAR and other French Public Agencies

In 2004, the company negotiated new grants of approximately $4,000,000 with Datar and other French governmental agencies. This grant is pending achievement of certain objectives such as level of employees recruited and investment realized for the extension of the Pessac facilities. It is expected that a portion of it will be received in 2005, based on the investment and recruitment effectively realized.

SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FLAMEL TECHNOLOGIES S.A. (Registrant)
By: /s/ Gerard Soula
Gérard Soula
President and Chief Executive Officer

Date: June 15, 2005