Form 20-F
period 2005-12-31
FLAMEL TECHNOLOGIES SA
filed 2006-05-23
CIK 1012477

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 000-28508
Flamel Technologies S.A.
(Exact name of Registrant as specified in its charter)
Not Applicable

(Translation of Registrant’s name into English)
Republic of France

(Jurisdiction of incorporation or organization)
Parc Club du Moulin a Vent
33, avenue du Docteur Georges Levy
69693 Venissieux Cedex France

(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act. None.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Ordinary Shares, nominal value 0.122 Euros per share, represented by American Depositary Shares (as evidenced by
American Depositary Receipts), each representing one Ordinary Share
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
23,706,590 Ordinary Shares, nominal value 0.122 Euros per Ordinary Share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes     ☐           No     ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes     ☐           No     ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes     ☑           No     ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.:
Large accelerated filer ☐               Accelerated filer ☑               Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17     ☐          Item 18     ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes     ☐           No     ☑

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
The following product or technology designations are trademarks of the Company: Agsome®, Asacard®, Basulin™, Colcys®, Flamel Technologies™, GenvirTM , Micropump®, Medusa™, Trigger lock™.
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

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
     This annual report contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. The words ‘believe,’ ‘expect,’ ‘anticipate,’ ‘project’ and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations. Factors that could cause actual results to differ from expectations include, among others:
•	our product candidates, if approved for marketing, may not produce significant revenues and we rely on our partners to determine the regulatory and marketing strategies;

•	our product candidates, in commercial use, may have unintended side effects, adverse reactions or incidents of misuse;

•	we may enter into a collaboration with a third party to market or fund a proprietary product candidate and the terms of such a collaboration may not meet our expectations;

•	our delivery technologies or product development efforts may not produce safe, effective or commercially viable products;

•	our collaborators could elect to terminate or delay programs at any time and disputes with collaborators or failure to negotiate acceptable new collaborative arrangements for our technologies could occur;

•	we may be unable to manufacture or, if our products are successful, scale-up the manufacturing of our products economically or on a commercial scale;

•	unexpected events could interrupt manufacturing operations at our facilities, which could be the sole source of supply for these products;

•	after the completion of clinical trials of products incorporating our technologies and the submission to the FDA of a New Drug Application, or NDA, for marketing approval and to other health authorities as a marketing authorization application, the FDA or other health authorities could refuse to accept such filings or could request additional pre-clinical or clinical studies be conducted, each of which could result in significant delays, or such authorities could refuse to approve the product at all;

•	our product candidates could be ineffective or unsafe during pre-clinical studies and clinical trials and we and our collaborators may not be permitted by regulatory authorities to undertake new or additional clinical trials for product candidates incorporating our technologies, or clinical trials could be delayed;

•	we may experience significant delays in clinical trials on our products;

•	we may not realize any revenue from milestone or royalty payments under our license agreements with our partners, including GlaxoSmithKline;

•	even if our product candidates appear promising at an early stage of development, product candidates could fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical, fail to achieve market acceptance, be precluded from commercialization by proprietary rights of third parties or experience substantial competition in the marketplace;

ii

•	technological changes in the biotechnology or pharmaceutical industries could render our product candidates obsolete or noncompetitive;

•	we may face difficulties or set-backs in obtaining and enforcing our patents or defending claims of patent infringement by others; and

•	we may need to raise substantial additional funding to continue research and development programs and clinical trials and could incur difficulties or setbacks in raising such funds.
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
ITEM 2. Offer Statistics and Expected Timetable
     Not applicable.
ITEM 3. Key Information
Selected Financial Data
     The selected consolidated financial data as at and for each of the five years in the period ended December 31, 2005 are derived from the Consolidated Financial Statements of the Company, which have been prepared in accordance with U.S. GAAP and audited by Ernst & Young Audit, independent registered accounting firm with the Public Company Accounting Oversight Board (United States). The selected consolidated financial data of the Company set forth below are qualified by reference to, and should be read in conjunction with, ‘Item 5. Operating and Financial Review and Prospects’ and the Consolidated Financial Statements and the Notes related thereto appearing elsewhere in this annual report.

Statement of Operations Data: *	2001	2002	2003	2004	2005
Revenues	$13,087	$18,406	$25,167	$55,410	$23,598
Cost and Expenses	(16,242)	(18,629)	(29,866)	(46,575)	(64,367)
Income (Loss) from Operations	(3,155)	(223)	(4,699)	8,835	(40,769)
Interest and foreign exchange gain (loss), net	295	149	(856)	363	4,103
Other income	—	2,525	1,128	100	5,003
Income (loss) before income tax	(2,860)	2,452	(4,427)	9,298	(31,663)
Income tax benefit (expense)	(14)	553	503	3,201	4,286
Net income (loss)	$(2,874)	$3,005	$(3,924)	$12,499	$(27,377)
Basic earnings (loss) per ordinary share.	$(0.18)	$0.19	$(0.22)	$0.58	$(1.19)
Diluted earnings (loss) per ordinary share	$(0.18)	$0.18	$(0.22)	$0.53	$(1.19)
Basic weighted average number of shares outstanding (in thousands).	16,198	16,198	17,762	21,514	22,999
Diluted weighted average number of shares outstanding (in thousands)	16,198	16,711	17,762	23,559	22,999
Dividends per share	—	—	—	—	—

*	(in thousands of U.S. dollars, except share and per share data)

Balance Sheet Data: *	2001	2002	2003	2004	2005
Cash, Cash equivalents & Marketable securities	$5,309	$14,527	$109,617	$105,374	$83,774
Working capital**	7,338	12,202	102,867	97,446	67,092
Total assets	18,144	23,076	127,252	145,608	124,351
Long term liabilities (excluding deferred revenues)	1,299	2,329	3,123	4,665	12,801
Shareholders equity	7,509	12,286	92,061	116,757	86,654

*	(in thousands of U.S. dollars)

**	(current assets — current liabilities)

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

Year Ended December 31,
Euro to U.S. Dollar:	High	Low	Average Rate[1]
2005	1.3507	1.1667	1.24478
2004	1.367	1.176	1.248
2003	1.246	1.036	1.132
2002	1.0485	0.8594	0.9495
2001	0.9548	0.8388	0.8958

Previous Six Months,
Euro to U.S. Dollar:	High	Low	Average Rate[1]
April, 2006	1.2537	1.2063	1.2271
March, 2006	1.2185	1.1913	1.2020
February, 2006	1.2092	1.1852	1.1938
January, 2006	1.2294	1.1826	1.2103
December, 2005	1.2020	1.1697	1.1856
November, 2005	1.2041	1.1667	1.1786
     The exchange rate for the Euro against the U.S. dollar as of May 19, 2006 was $ 1.2767 to € 1.00. The Company makes no representation that Euro amounts have been, could have been or could be converted into dollars at any of the exchange rates referred to herein as of a given date.
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
     We depend on a few customers and partners for the majority of our revenues, particularly GlaxoSmithKline. The termination of our relationship with any of these major customers or partners and our failure to broaden our customer base, could cause our revenues to decrease significantly and result in losses from our operations. Further, we may be unable to negotiate favorable business terms with customers and

[1]	Annual totals represent the average of the noon buying rates for Euros of each business day during the relevant period. Monthly totals represent the average of the noon buying rates for Euros for each business day during the relevant month.

partners that represent a significant portion of our revenues. If so, our revenues and gross profits, if any, may not grow as expected or may not grow at a rate sufficient to allow us to enjoy profitability.
Our revenues depend on pharmaceutical and biotechnology companies successfully developing products that incorporate our drug delivery technologies.
     We market and sell our technologies to third parties, who incorporate our technologies into their products. We depend upon collaborative agreements with pharmaceutical and biotechnology companies to develop, test, obtain regulatory approval for and commercialize products that incorporate our drug delivery technologies. We currently have collaborative agreements or relationships with GlaxoSmithKline, Servier, Merck, and other pharmaceutical and biotechnology companies.
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
     Our success depends in large part upon our ability to attract and retain highly qualified personnel. During our operating history, we have assigned many key responsibilities within our company to a relatively small number of individuals, each of whom has played key roles in executing various important components of our business. We do not maintain material key person life insurance for any of our key personnel. If we lose the services of Stephen H. Willard , our Chief Executive Officer, Michel Finance, our Chief Financial Officer, or Rafael Jorda, our Chief Operating Officer, we may have difficulty executing our business plan in the manner we currently anticipate. Further, because each of our key personnel plays more than one role in respect of numerous components of our business, the loss of any one or more of such individuals could have an adverse effect on our business.
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
     Competition in the pharmaceutical and biotechnology industry is intense and is expected to increase. We compete with academic laboratories, research institutions, universities, joint ventures, and other pharmaceutical and biotechnology companies, including other companies developing drug delivery systems. Our Medusa® technology competes with technologies from companies such as Alkermes, Inc., SkyePharma plc and Enzon Pharmaceuticals, Inc. Companies with oral drug delivery technology that can compete with our Micropump® technology include Durect, Depomed, Biovail and Andrx Corporation. We also compete generally with other drug delivery, biotechnology and pharmaceutical and biotechnology companies that develop alternative drug delivery technologies or new drug research and testing.
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
     Any patent applications we may have made or may make relating to our potential products, processes and technologies may not result in patents being issued. Our current patents may not be exclusive, valid or enforceable. They may not protect us against competitors that challenge our patents, such as companies that submit drug marketing applications to the FDA that rely, at least in part, on safety and efficacy data from our products or our business partners’ products (e.g., abbreviated new drug applications), obtain patents that may have an adverse effect on our ability to conduct business or are able to circumvent our patents. Further, we may not have the necessary financial resources to enforce our patents.
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
     We have accumulated aggregate net loss from inception of approximately $75.2. million through December 31, 2005. If we are unable to continue to earn a profit in future periods, the market price of our stock may fall. The costs for research and product development of our drug delivery technologies and general and administrative expenses have been the principal causes of our net losses in 2005, 2003, and 2001. Our ability to operate profitably depends upon a number of factors, many of which are beyond our direct control. These factors include:
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
     The trading price of our shares has been, and is likely to continue to be, highly volatile. The market value of an investment in our shares may fall sharply at any time due to this volatility. In the year ended December 31, 2005, the closing sale price for our ADSs as reported on the NASDAQ National Market ranged from $12.25 to $21.37. In the year ended December 31, 2004, the closing sale price of our ADSs as reported on the NASDAQ National Market ranged from $14.67 to $31.73. The market prices for securities of drug delivery, biotechnology and pharmaceutical companies historically have been highly volatile. Factors that could adversely affect our share price include:
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
ITEM 4. Information on the Company
General Overview
     We are a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Our Micropump® technology is a multiparticulate technology for oral administration of small molecule drugs with applications in controlled-release, tastemasking and bioavailability enhancement. Our Trigger-Lock® technology is an adaptation of Micropump® designed to prevent the misuse of medications subject to abuse. Our Medusa® nano-particulate technology is designed to deliver therapeutic proteins, peptides and small molecules. Our expertise in polymer science has also been instrumental in the development of a photochromic eyeglass lens product that was launched by Corning in 1999. Additionally, we have developed a patented biomaterial, ColCys®.
     Our Medusa® technology permits the long-acting controlled-release of proteins without the denaturation or other adverse effects on such proteins of certain other delivery systems. Our initial application of Medusa® is Basulin®, a long-acting insulin for the treatment of diabetes.
     Beginning in 1999, we worked with Novo Nordisk A/S to optimize the Medusa® polymer and the insulin formulation to be delivered using our proprietary technology. As of March 12, 2002, we reobtained all rights to Basulin®. On August 27, 2003, we announced that we had entered into a license agreement with Bristol-Myers Squibb (BMS) for Basulin®. The license agreement provided for an initial payment to us of $20 million and additional milestone payments that could have reached $145 million plus royalties on the sale of the product. BMS also would assume all costs of future clinical trials, development, registration and marketing of the product. On September 16, 2004, we received a letter notifying us of BMS’s intention to cancel the partnership. On December 15, 2004, ninety days after receipt of the cancellation letter, we reobtained the rights to Basulin. On January 31, 2005, Flamel Technologies and BMS entered into a termination agreement, with respect to the former licensing agreement. Under the terms of the January 31, 2005 agreement, we received a cash payment of $5,850,000. We have held discussions with potential pharmaceutical partners during the second half of 2005 regarding the potential licensing of the Basulin, which has been reformulated so as to provide lower viscosity for ease of injection.
     On December 8, 2004, we announced the initiation of a Phase I/II trial for Medusa®-enabled long-acting interleukin-2 for the treatment of end-stage renal cancer.

     On December 17, 2004, we announced the initiation of a Phase I/II trial of Medusa®-enabled long-acting interferon-alpha for the treatment of hepatitis B and C. We announced the results of this study on September 23, 2005 and positive top-line results showing strong bioactivity and reduced side-effects as compared to Viraferon®. Applications of Medusa® to other therapeutic proteins are in an advanced stage of pre-clinical development.
     On December 21, 2005, we announced that GlaxoSmithKline had submitted a New Drug Application (NDA) for the Micropump® enabled formulation of a currently-marketed GSK product (Coreg). Under the terms of our supply agreement signed with GSK in December 2004, we have contracted to produce the Micropump-enabled product for GSK at our production facility in Pessac, France.
     We currently have six major products as in or adaptations based on our Micropump® technology which are not currently licensed to a third party: Trigger Lock, an adaptation of Micropump® for the controlled release of active ingredients subject to abuse (such as narcotic analgesics); our Micropump-enabled formulation of omeprazole for control of gastric-reflux disease (GERD); Genvir, a controlled-release acyclovir for the treatment of genital herpes; Metformin XL, a controlled-release form of Metformin currently in development for use in the treatment of Type II diabetes; co-amoxiclav, our Micropump-enabled formulation of the active ingredient in Augmentin® for pediatric and geriatric use, and Asacard®, a controlled-release formulation of aspirin for the treatment of cardiovascular disease.
     We have had a long-standing collaborative relationship with Corning to develop advanced polymeric photochromic materials for eyeglass lenses. We have enjoyed seven years of royalties as a result of sales of this product. This is also the first product containing our technology to be commercialized.
     The Company was incorporated as a societe anonyme, a form of corporation under the laws of the Republic of France in August of 1990, and its shares were quoted on the NASDAQ National Market in 1996. Flamel’s principal place of business is located at Parc Club du Moulin a Vent, 33, avenue du Docteur Georges Levy, 69693 Venissieux Cedex France, telephone number 011 33 (4) 72 78 3434. Flamel’s agent in the United States is Flamel Technologies, Inc., 2121 K Street, Suite 650, N.W., Washington, DC 20037. A list of the company’s significant subsidiaries can be found in exhibit 8.1.
The Need for Novel Delivery Systems
     Our polymer delivery systems are currently focused on the controlled release of therapeutic proteins and the oral administration of pharmaceutical drugs, primarily those that are best absorbed in the small intestine. The pharmaceutical industry utilizes drug delivery technologies as a tool to improve existing products as well as to overcome certain problems encountered in the development of new products. Drug delivery technologies enable pharmaceutical companies to improve the safety and efficacy profiles of innovative new therapeutic compounds, to improve patient compliance and acceptance of existing drugs, to expand therapeutic indications of an existing drug, and to gain competitive advantages for drugs facing patent expirations. It is estimated that pharmaceutical product sales utilizing advanced drug delivery technologies amounted to approximately $70 billion worldwide in 2005.
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
Medusa®: Delivery System for Therapeutic Proteins and Peptides
     Therapeutic agents based on biological proteins and peptides are becoming increasingly important. According to our estimates, the worldwide market for currently approved therapeutic proteins is over $58.3 billion annually; the growth of this market is expected to be significant as new products are commercialized. In developing these products, a principal challenge is finding a suitable delivery system that can transport the protein or peptide to its site of action, release it at the optimal therapeutic rate, and protect it from being unduly degraded without denaturing it (i.e., causing a structural change that results in a loss of the properties that are linked to its precise structure).
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
     Responding to these scientific challenges and to what we believe is a significant market opportunity, we have developed Medusa®, a delivery system designed to deliver proteins and peptides in a controlled manner without denaturation. Our approach utilizes a novel nano-particulate system, combined with a customized polyaminoacid biopolymer, that meets the above conditions. We have developed a protein-like polyaminoacid composed of only one or two different amino acids. We tailor this polyaminoacid polymer to form nano-scaled particles spontaneously in water that entrap proteins without the use of solvents or any surfactants. This ‘self-assembly’ process is critical in avoiding the denaturing of the proteins. We have shown in animal studies that our polyaminoacid polymer is neither immunogenic nor reactogenic. Further testing is necessary in each application of Medusa® to a drug, including Basulin®, to demonstrate that each product does not post a potential risk for human subjects.
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
     The worldwide market for insulin is estimated by the Company to have been approximately $ 7.7 billion in 2005. Of this total, long-acting basal insulin is estimated by us to constitute nearly $4.6 billion in annual sales. In Type I diabetics (those with Insulin Dependent Diabetes Mellitus), basal insulin is projected to represent 40% of their required treatment. Type II diabetics (those with Non-Insulin Dependent Diabetes Mellitus) significantly out-number Type I diabetics and often require only basal insulin. Our Basulin® is designed to address the long-acting basal insulin requirements of both of these groups.
     The Development of Basulin®
     Using our Medusa® delivery system, we have been able to form nano-particles of human insulin with our proprietary polyaminoacid polymer to produce a long-acting, injectable insulin formulation, Basulin®.
     In diabetics, large variations in blood glucose levels over time can lead to serious, long-term complications including vision impairment, foot ulcerations and kidney failure. Minimizing the peaks and valleys of a diabetic’s blood glucose level is thought to prevent such serious long-term complications. Theoretically, an insulin release profile with minimal peak and trough differences should minimize a diabetic’s hypoglycemia and hyperglycemia (low and elevated blood glucose levels) episodes, particularly during the first hours after insulin injections and during the sleeping hours. Basulin has been shown to provide a controlled-release of fully human insulin over 24 hours with good bioavailablity and excellent local tolerance.
     In December 1999, we signed a development and licensing agreement with Novo Nordisk, a recognized world leader in insulin and diabetes care. Under the terms of the agreement, we worked with Novo Nordisk as directed by them. As of March 12, 2002, our agreement with Novo Nordisk was terminated and we do not expect any further revenues from Novo Nordisk for this project. On August 27, 2003, we announced that we had entered into a license agreement with Bristol-Myers Squibb for Basulin®. The license agreement provided for an initial payment to us of $20 million and additional milestone payments that could have reached $145 million plus royalties on the sale of the product. Bristol-Myers Squibb also would assume all costs of future clinical trials, development, registration and marketing of the product. On September 16, 2004, we received a letter notifying us of Bristol-Myers Squibb’s intention to cancel the partnership. On December 15, 2004, ninety days after receipt of the cancellation letter, we re-acquired the rights to Basulin®. On January 31, 2005, Flamel Technologies and BMS entered into a termination agreement, with respect to the former licensing agreement.
Other Products Based on the Medusa® Technology
     In a further effort to leverage our knowledge of Basulin® and the Medusa® technology, we have sought and received French government funding for research activity related to additional applications of our Medusa® technology. These are in the feasibility testing phase.
Interferon
     We believe that the Medusa® delivery system has the potential to improve formulations of other important biological drugs. In December 2004, we initiated a Phase I/II clinical trial of Medusa® enabled long-acting interferon-alpha. We released the top-line results of this study on September 23, 2005. The results strengthen our belief that the therapeutic profile of interferon alpha, particularly in the treatment of Hepatitis C and cancer, can be improved if its peak concentration in the blood (Cmax) is reduced. This allows for the possibility of lesser side-effects at constant dosing, the potential for administering higher doses for greater efficacy, or some combination of the two.
     We estimate the worldwide market for interferon drugs to have been $6.3 billion in 2005 and we expect this market to grow in the future as researchers identify additional indications that may be treated effectively using interferon drugs, as such proposed treatments gain approval and as new suppliers emerge. In 2005, we estimate that interferon alpha formulations accounted for approximately 35% of the worldwide market for interferons We are in active negotiations regarding a licensing agreement with an interested party for the further development of this formulation.

Interleukin
     In December 2004, we initiated a Phase I/II clinical trial of Medusa®-enabled long-acting interleukin-2 (IL-2 XL) for the treatment of renal cancer. We believe that the use of IL-2 as a treatment for renal cancer as well as in other indications has been limited due to its extreme toxicity. Pre-clinical studies of our long-acting interleukin-2 versus Proleukin® in monkeys showed an increase in the duration of action of the drug, with a lower blood concentration of drug after injection (Cmax). Flamel’s formulation resulted in measurable increases in levels of lymphocyte CD4 and CD8, and the soluble fraction of CD25 in the monkeys studied, which are considered surrogate markers for stimulation of the body’s immune system. These results have been confirmed in the Phase I/II clinical trial and we plan to release the data at a peer-reviewed conference when possible. In addition to its application for advanced kidney cancer, IL-2 XL could be used in further oncology indications where immune response plays a significant role because of its potentially improved safety profile. IL-2 XL could also become an important adjuvant for vaccines as well as in the treatment of HIV. We plan to negotiate with interested parties to license the formulation for further development.
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
     We believe that Micropump® particles, which measure approximately 200 to 500 microns in diameter, can provide benefits in controlled release and in the tastemasking of bad tasting active materials. The latter use is particularly important where the microparticles are dosed in sachet or liquid suspension, or as rapidly dissolving tablets. In addition, we believe that our Micropump® technology can facilitate improvements in the bioavailability of certain drugs whose low solubility profile restricts both the rate and extent of absorption. We have demonstrated that the incorporation of certain hydrophilic excipients into the Micropump® particles leads to marked improvements in drug stability, which may, in turn, lead to enhancement of bioavailability. We are currently pursuing this application for the Micropump® technology. Many new and effective drug compounds demonstrate poor stability characteristics, which can hamper the ability of these compounds to be successfully developed and commercialized. We believe that a drug delivery technology which has application in stabilizing such compounds would have significant value. The reformulation of existing compounds to incorporate such advantages would potentially extend the patent life of such compounds, which in itself would provide a major benefit to our partners.
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
     Our Trigger-Lock™ technology is an adaptation of the Micropump® platform designed to prevent misuse of drugs subject to abuse, such as narcotic analgesics like Oxycontin. Such drugs are designed as controlled release formulations for the treatment of moderate to severe pain. When abused by recreational drug users, the controlled release mechanism is circumvented in such a way as to achieve the immediate release of the active ingredient. It is a significant medical and societal problem which has garnered a high level of attention from local, state, and federal officials in the U.S., as well as public health officers in the rest of the world. Because of their size, Micropump® particles cannot be crushed, meaning that the platform is resistant to the most common method of misuse. Further modifications to the platform have been tailored to prevent other less publicized methods of foiling currently-marketed controlled release systems. We believe that our

Trigger-Lock technology is at least as good as competing technologies with respect to the prevention of potential abuse while also providing substantially better pharmacokinetic to patients when taken as directed. This combination of safety and pharmacokinetic efficacy could potentially enable us to create a best in class platform for the controlled release of drugs subject to abuse.
     Products Based on the Micropump® Technology
     We believe that our Micropump® system is most appropriate for delivery of therapeutic compounds for which the small intestine is the optimal site of absorption and where the extension of mean plasma concentration time is important. We are currently developing the following drugs based on the Micropump® system:
1.	Lansoprazole extended release
     Beginning in 2004, we worked with TAP Pharmaceutical Products, Inc. (TAP), the joint venture between Abbott Laboratories, Inc. and Takeda Pharmaceutical Company, Ltd., to develop an extended release formulation of lansoprazole, which is marketed in the U.S. under the brand name Prevacid®. Prevacid was the third largest selling drug in the United States in 2005 with sales of $3.3 billion. Prevacid is a proton pump inhibitor (ppi) that works by helping to prevent the creation of acid in the stomach. Stomach acid may cause heartburn and can lead to a condition known as acid-reflux disease, caused when stomach acid backs up into the esophagus. Under the terms of the license agreement, TAP was obligated to pay all costs of development, testing, regulatory approval and marketing of the new formulation. Flamel also had the potential to earn more than $100 million of milestones and to receive significant royalties on sales of the product. On September 2, 2005, TAP delivered a letter notifying us of their decision to terminate the partnership. The decision followed Takeda Pharmaceuticals announcement that TAP would conduct Phase III clinical trials on Takeda’s enantiomer of lansoprazole. The termination became effective in December 2005.
     The Market for Proton Pump Inhibitors
     We estimated global sales of proton pump inhibitors to have been $23 billion in 2005. As a class, only lipid lowering agents had greater sales. The demand for proton pump inhibitors stems both from the prevalence of patients who suffer from acid reflux and increased awareness about the disease. Seven percent of Americans suffer the symptoms of acid reflux disease on a daily basis and an additional fourteen percent suffer from the disease twice a week. The potential long-term complications of acid-reflux disease, if left unchecked, include erosive esophagitis and even esophageal cancer.
     Using Micropump®, we have demonstrated that we can increase both the efficacy and convenience of lansoprazole to such a degree that the new formulation demonstrates clear superiority in comparison to the best in class marketed products. Furthermore, we have confirmed these results with respect to a Micropump-enabled formulation of omeprazole (the active ingredient in Prilosec, which is off-patent) in comparison to Nexium®. According to Astra Zeneca, Nexium sales totaled $4.6 billion in 2005.
2.	Genvir ™ : Controlled-release Oral Acyclovir
     We have applied our Micropump® technology to develop a controlled-release formulation of acyclovir for the treatment of genital herpes.
     The Market for Anti-Herpes Drugs
     We estimate the worldwide market for the treatment of herpes infections to have been approximately $2.0 billion in 2005. Acyclovir, including multiple generic formulations and GlaxoSmithKline’s Zovirax®, as well as prodrug formulations of acyclovir, are currently the leading drugs for the treatment of herpes infections. There are two relatively expensive, second-generation prodrugs of acyclovir. The most successful of the two is GlaxoSmithKline’s Valtrex, which had sales of approximately $1.3 billion in 2005. These second-generation drugs address a principal weakness of acyclovir: its arduous dosing regimens. For the acute genital herpes and zoster indications, acyclovir needs to be taken five times per day; for chronic genital herpes indications, acyclovir needs to be taken twice per day. These second generation drugs have reduced the dosing schedule to three times per day for zoster, two times per day for acute genital herpes and one to two times per day for chronic genital herpes.
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
     On April 9, 2003, we announced that we had licensed rights to Genvir™ in the United States and Canada to Biovail. On March 3, 2005, we announced that we had terminated the agreement with Biovail. We are currently in discussions to re-license GenvirTM with major pharmaceutical companies.
3.	Asacard™ 162.5mg: Controlled-Release Cardiovascular Aspirin
     Asacard® is a controlled release formulation of aspirin, designed to provide effective and safe therapy for cardiovascular treatment. Aspirin is a highly effective prophylactic treatment that promotes cardiovascular health. For many users, however, aspirin causes gastro-intestinal damage because it inhibits the Cox-1 enzyme. Asacard’s advantage is that the release of aspirin is controlled such that substantially all of the aspirin is metabolized in the liver before reaching the circulatory system. This allows the aspirin to maintain all of its benefits while drastically reducing the potential gastro-intestinal side-effects associated with Cox-1 inhibition.
Other Products Based on Micropump® Technology
     From time to time we have conducted Micropump® feasibility studies on other proprietary therapeutic compounds under limited, confidential agreements with the pharmaceutical companies owning the rights to these compounds. Such contracts provide us with the possibility for expanded relationships. Moreover, these relationships are invaluable insofar as our potential partners are often able to identify opportunities for the Micropump® platform from their internal pipeline about which we would not otherwise know.
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
     During 1999, Corning launched SunSensorTM, a new, competitive photochromic eyeglass lens product containing our technology. We began receiving royalties on the sales of this product late in 1999. The amount of future royalties related to this and other potential products resulting from this collaboration is dependent on Corning’s marketing success.
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
     GlaxoSmithKline
     On March 28, 2003, we announced that we licensed our Micropump® technology to GlaxoSmithKline for an undisclosed product. This product was disclosed by GlaxoSmithKline, in March 2006, to be Carvedilol, which is marketed by GlaxoSmithKline as Coreg®. On January 5, 2004, Flamel received a payment of a $2 million milestone with respect to this license agreement after meeting the necessary technical success requirements. Based on the continued successful development and commercialization of this formulation, GlaxoSmithKline and Flamel estimate payments to Flamel could range up to $45 million by the end of the first year following launch, of which $25 million is attributable to the product reaching certain milestones. We announced in September of 2004 that GlaxoSmithKline had begun a Phase III clinical trial of the product. We received a $2 million milestone payment as a consequence of the Phase III trial initiation. In December of 2004, we announced that we signed an agreement whereby Flamel will supply GlaxoSmithKline with commercial supplies of the drug. The provisions of the agreement include payments such that we will not have cash outlays in connection with equipment to be used. On October 26, 2005, we announced that GSK had determined that successful Phase III results had been obtained on this product. The determination triggered a $2 million milestone payment. On December 21, 2005, we announced that GSK had submitted a New Drug Application to the FDA for the product. In February, 2006, we received a $2 million milestone payment following the submission of a New Drug Application (NDA) for Coreg-CR.
     TAP
     On September 16, 2004, we announced that we had entered into a licensing agreement with TAP Pharmaceuticals, Ltd. for an extended release formulation of lansoprazole, the active ingredient in Prevacid®. The license agreement provides for milestone payments of up to $100 million as well as royalties on the sale of the product TAP Pharmaceuticals, Ltd. also assumed all costs of future clinical trials, development, and marketing of the product. On September 5, 2005, we announced that we had received a letter from TAP Pharmaceuticals, Ltd. notifying us of their intent to terminate the agreement. The termination became effective in December 2005.
     Bristol-Myers Squibb
     On August 27, 2003, we announced that we had entered into a licensing agreement with Bristol-Myers Squibb for Basulin®. The license agreement provided for an initial payment to us of $20 million, and additional milestone payments that could have reached $145 million plus royalties on the sale of the product. In March of 2004, we announced that we had received a $5 million milestone payment for the delivery of the phase II-b trial batch. On September 16, 2004, we announced that we had received a letter of termination from Bristol-Myers Squibb. On December 15, 2004, ninety days after receipt of the cancellation letter, we re-acquired the rights to Basulin. On January 31, 2005, Flamel Technologies and BMS entered into a termination agreement, with respect to the former licensing agreement.

     Biovail
     On April 9, 2003, we announced that we entered into an agreement with Biovail to license our GenvirTM product for the United States and Canada. We retained the rights to the product in the rest of the world. Under the agreement, Biovail was responsible for all development, clinical and regulatory costs associated with the filing and approval of the product in the U.S. and Canada. Biovail was also responsible for all expenses associated with the marketing, sales, advertising and promotion of the product in these markets. On March 3, 2005, Flamel sent a termination letter to Biovail. The agreement was terminated effective upon receipt of the letter by Biovail.
     Servier
     On January 11, 2002, we announced that we entered into a licensing agreement with Servier for application of our Micropump® technology to an ACE inhibitor that is proprietary to Servier. We received $3 million upon signing of the agreement and total payments of over $10 million during 2002. In 2003, we received an additional $1,283,000 in research and development revenues and we recognized one milestone payment of $484,000 as licensing revenue.
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
     In 1999, Corning launched its first photochromic plastic eyeglass lens product developed in collaboration with us, and we began receiving quarterly royalty payments under this agreement. The year 2005 was the sixth full year of royalties for us for this product and we received approximately $1,016,000 in royalties.
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
     In 2005, we expanded our facilities in preparation for the manufacture of Coreg for GlaxoSmithKline as well as other Micropump-enabled formulations. The new facility comprises 6,800 square feet and includes the 4,600 remaining square feet from the 2004 expansion. The new Micropump® facility was constructed at a cost of $6.9 million. See pages F-15 of our consolidated financial statements.
     The Pessac facility provides the Company with the capability to manufacture its pharmaceutical products. The Company believes that the facility and its operations are in substantial compliance with ‘Good Manufacturing Practice’ (GMP) requirements, and the facility is approved by European drug agencies for production of certain pharmaceutical products, including commercial quantities of the Company’s microencapsulated drugs. Such approval qualifies the Company to manufacture certain approved pharmaceutical products for sale in most countries in Europe.
     In the past, in addition to production activities related to its core businesses, Flamel was able to build on its capabilities and experience with GlaxoSmithKline and other pharmaceutical customers to engage in toll manufacturing for pharmaceutical partners. With its experienced workforce and current GMP operations, the Company provided clinical batch manufacturing, process scale-up services and toll manufacturing of solid dosage forms, and also provided analytical services for contract customers. We discontinued toll manufacturing in the last quarter 2005 as we geared up to supply our pharmaceutical partners with commercial supplies of our Micropump®-enabled formulations. In order for the Company to fulfill its obligations to GlaxoSmithKline under the supply contract, the facility in Pessac will need successfully to pass an FDA inspection. We expect that such an inspection will likely occur in the first half of 2006.
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
     Since inception, we have been granted 252 patents, including 23 in the United States and 229 worldwide. Among others, these include patents that relate to microencapsulated aspirin ASACARD®, microencapsulated active principle MICROPUMP®, methods of producing polyaminoacids for use in delivering proteins and peptides, and nanoparticles of polyaminoacids for delivering proteins and peptides MEDUSA®, BASULIN®, as well as made of the nanoparticles, and patents on certain ColCys® biomaterials. In the case of the French patents, we currently have counterpart patents or patent application pending in other European nations, Japan and the United States. We have several additional patent applications pending in France, other European nations, Japan, the United States and some additional countries.
     In 2005, we were granted 23 new patents (1 in the United States and 22 worldwide). Throughout 2005, we filed for 16 new patents, mostly with the French Patent office, but in some cases with the European Union, some based on Patent Cooperation Treaty (PCT) direct application, and one in the United States. Flamel also filed 8 international patent extensions in 2005 (PCT applications designating numerous countries and including the United States).
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
New Drug Development and Approval Process
     United States
     Regulation by governmental authorities in the United States and other countries is a significant factor in the manufacture and marketing of biological and other drug products and in ongoing research and product development activities. The products of all of our pharmaceutical and biotechnology partners will require regulatory approval by governmental agencies prior to commercialization. In particular, these products are subject to manufacturing according to stringent Good Manufacturing Practice quality principles, rigorous , pre-clinical and clinical testing and other pre-market approval requirements by the FDA and regulatory authorities in other countries. In the United States, various statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of pharmaceutical and biological drug products. The lengthy process of seeking these approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources.
     The FDA’s statutes, regulations, or policies may change and additional statutes or government regulations may be enacted which could prevent or delay regulatory approvals of biological or other drug products. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the U.S. or abroad.
     Regulatory approval, when and if obtained, may be limited in scope. In particular, regulatory approvals will restrict the marketing of a product to specific uses. Approved biological and other drugs, as well as their manufacturers, are subject to ongoing review (pharmacovigilance: monitoring for adverse reactions, reporting, safety measures, dossier review for marketing authorization renewal). Discovery of previously unknown problems with these products may result in restrictions on their manufacture, sale or use or in their withdrawal from the market. Failure to comply with regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other actions affecting our pharmaceutical and biotechnology partners’ potential products or uses. Any failure by our pharmaceutical and biotechnology partners to comply with permanently emerging new and changing obligations, to obtain and maintain, or any delay in obtaining, regulatory approvals could materially adversely affect our business.
     The process for new drug approval has many steps, including:
     Chemical and Formulation Development
     Pharmaceutical formulation taking into account the chemistry and physical characteristics of the drug substance is the beginning of a new drug product. Initial laboratory experiments will reveal that the concept for a new drug product looks promising. Then, a variety of further development steps and tests complying with internationally recognized guidance documents will have to be continued, in order to provide for a product ready for testing in animals and, after sufficient animal test results, also in humans.
     Concurrent with clinical trials and pre-clinical studies, companies must continue to develop information about the properties of the drug product and finalize a process for manufacturing the product in accordance with good manufacturing practice (GMP) requirements. The manufacturing process must be capable of consistently producing quality batches of the product and the manufacturer must develop and validate methods for testing the quality, purity and potency of the final products. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product does not undergo unacceptable deterioration over its shelf-life.
     Pre-Clinical Testing
     Once a biological or other drug candidate is identified for development, the drug candidate enters the pre-clinical testing stage. Pre-clinical studies refer to animal studies of pharmacology (mechanism of action, pharmacokinetics) and toxicology which may have to be conducted over lengthy periods of time, to assess the potential safety and efficacy of the product as formulated. Pre-clinical tests must be conducted in compliance with good laboratory practice regulations. Violations of these regulations can, in some cases, lead to invalidation of the studies, requiring such studies to be replicated. In some cases, long-term pre-clinical studies are conducted while clinical studies are ongoing.
     Investigational New Drug Application
     USA: The entire body of chemical or biochemical, pharmaceutical and pre-clinical development work necessary to administer investigational drugs to human volunteers or patients is summarized in an investigational new drug (IND) application to the FDA. The IND becomes effective if not rejected by the FDA within 30 days after filing. There is no assurance that the submission of an IND will eventually allow a company to commence clinical trials. All clinical trials must be conducted under the supervision of a qualified investigator in accordance with good clinical practice regulations. These regulations include the requirement that all subjects provide informed consent. In addition, an institutional review board (IRB), composed primarily of physicians and other qualified experts at the hospital or clinic where the proposed studies will be conducted, must review and approve each human study. The IRB also continues to monitor the study and must be kept aware of the study’s progress, particularly as to adverse events and changes in the research. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if adverse events occur.

     European Union: The European equivalent to the IND is the Investigational Medicinal Product Dossier (IMPD) which likewise has to contain pharmaceutical, pre-clinical and, if existing, previous clinical information on the drug substance and product. The intended clinical trial must be authorized by the regulatory authority(ies) of each country where the trial is intended to be run and will be based on the favorable attitude of the Ethics Committee(s) of each country (= EU equivalent to IRBs) before trial authorization will be given be the agency(ies) concerned.
     Clinical Trials
     Clinical testing involves the administration of the drug or biologic to healthy human volunteers or to patients under the supervision of a qualified principal investigator, usually a physician, pursuant to an FDA reviewed IND ‘protocol,’ or clinical plan. Clinical trials are typically conducted in three sequential phases, but the phases may overlap. Phase I trials consist of testing the product in a small number of patients or normal volunteers, primarily for safety, in one or more dosages, as well as characterization of a drug’s pharmacokinetic and/or pharmacodynamic profile. In phase II, in addition to safety, the efficacy of the product is evaluated in a patient population. Phase III trials typically involve additional testing for safety and clinical efficacy and an expanded population at geographically dispersed sites. All patients involved in a clinical trial must provide informed consent prior to their participation. The FDA may order the temporary or permanent discontinuance of a clinical trial at any time for a variety of reasons, particularly if safety concerns arise. Such holds can cause substantial delay and in some cases may require abandonment of a product. These clinical studies must be conducted in conformance with FDA’s bioresearch monitoring regulations and/or internationally recognized guidance (such as ICH).
     New Drug Application or Biological License Application
     After the completion of the clinical trial phases of development, if the sponsor concludes that there is substantial evidence that the drug or biological candidate is effective and that the drug is safe for its intended use, an NDA or BLA may be submitted to the FDA. The application must contain all of the information on the drug or biological candidate gathered to that date, including data from the clinical trials, information pertaining to the preparation of the drug or biologic, analytical methods, product formulation, details on the manufacture of finished products, proposed product packaging, labeling and stability (shelf-lif). NDAs and BLAs are often over 100,000 pages in length. Submission of an NDA or BLA does not assure FDA approval for marketing.
     The FDA reviews all NDAs and BLAs submitted before it accepts them for filing (the US prerequisite for dossier review). It may request additional information rather than accepting an application for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA or BLA. As part of this review, the FDA may refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation. The FDA is not bound by the recommendation of an advisory committee. Under the Prescription Drug User Fee Act (PDUFA), submission of an NDA with clinical data requires payment of a fee. In return, the FDA assigns a goal of 10 months from acceptance of the application to return of a first ‘complete response,’ in which the FDA may approve the product or request additional information. There can be no assurance that an application will be approved within the performance goal timeframe established under PDUFA. On the other hand, if the FDA’s evaluation of the NDA or BLA is not favorable, the FDA may refuse to approve the application or issue a non-approvable letter.
     Among the conditions for NDA or BLA approval is the requirement that each prospective manufacturer’s quality control and manufacturing procedures conform to GMP standards and requirements. Manufacturing establishments often are subject to inspections prior to NDA or BLA approval to assure compliance with GMPs and with manufacturing commitments made in the relevant marketing application.
     Other Countries
     Whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable regulatory authorities must be obtained in any other country prior to the commencement of marketing of the product in that country. The approval procedure may vary from country to country, can involve additional testing, and the time required may differ from that required for FDA approval. Under European Union regulations, product approval can be obtained for a period of five years, renewable subject to certain procedures through either a centralized or decentralized procedure depending on the nature and type of drug. Certain designated drugs are required to use the centralized procedure (mandatory: biologics, biotech and certain indications such as cancer, AIDS, diabetes, CNS; optional for various types of innovations). All others have the option to use the mutual recognition procedure, where approval is first obtained in one European Union country that then acts as a reporter for extending the product’s approval in other European Union, or the new decentralized procedure where submission is concomitant in all desired countries, one of them taking care of the dossier intensively and coordinating activities. To the extent possible, clinical trials of our products are designed to develop a regulatory package sufficient for multi-country European Union approval.
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
     In the European Union, “Drug Combinations” are drug products containing 2 or more drug substances each of which has to contribute a proven advantage of therapy (e.g. synergism, less adverse reactions) and are subject to drug regulations like all others. Products combining drug substances or drugs with a device would likely be subject to device and/or drug regulations, depending on the individual case.
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
     In the European Union, phase IV post-marketing studies are often run by companies in order to obtain further information on product efficacy and positioning on the market in view of competitors.
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
     In the European Union, stringent pharmacovigilance regulations oblige companies to collect adverse reactions and other eventual supplementary information, report to authorities at regular intervals and take adequate safety measures agreed with regulatory agencies as necessary.
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
Description of Property
     Our corporate headquarters and the research center are located in Venissieux, France (a suburb of Lyon) in six adjacent leased facilities totaling approximately 60,000 square feet. One building of approximately 13,000 square feet houses research laboratories, including equipment dedicated to polymer characterization and analytical research. The lease on this facility currently expires in 2009. We intend to renew it. A second facility comprising 10,000 square feet houses equipment dedicated to our Micropump® technology. Our leases on this facility expire from 2005 to 2010 and we intend to renew them. The third and fourth facilities of approximately 11,000 square feet house our administrative offices. The leases on these facilities expire from 2010 to 2013. The fifth facility of approximately 6,800 square feet houses analytical laboratories and quality control, with a lease expiring at the end of 2012. The sixth facility of approximately 20,000 square feet houses a biological laboratory and research laboratories with equipment for organic synthesis and polymerization, polymer formulation and small scale processing. The lease on this facility expires end of 2014.

     Until January 2003, we also maintained a 23,000 square foot leased facility at another site in Venissieux that housed our chemical manufacturing operations. Until 2002, these chemical facilities were used for the manufacturing of the photochromic material that we supplied to Corning. In January 2003, we sold our interest in the facility and our equipment.
     In 1996, we acquired a pharmaceutical production facility which now comprises approximately 60,000 square feet located in Pessac, France from SmithKline. The plant is housed on a 470,000 square foot lot in an industrial park not far from the Bordeaux airport. Since acquiring the plant, we have added a new manufacturing site with spray-coating equipment and a clean room for the synthesis of biopolymers. The facility has been audited by European drug agencies and is, we believe, cGMP compliant. It is qualified to manufacture pharmaceutical products that can be sold in most countries in Europe. The value of the facility is recorded in our financial books at the value of the liabilities corresponding to the retirement indemnities of the plant staff that we assumed at the time of the plant purchase, plus the additional investments made by us, less the depreciation and appropriate amortization.
     In 2005, activities at this facility included contract manufacturing for GlaxoSmithKline and other major pharmaceutical companies, process and scale-up activities and the production of clinical batches for our own products, and support analytical services for GlaxoSmithKline and other pharmaceutical laboratories. As our products are commercialized, we expect that this facility will provide necessary quantities of some portion of our products.
     In 2005, we expanded our facilities in preparation for the manufacture of intermediate product for Coreg CR for GlaxoSmithKline as well as other Micropump® enabled formulations. The new facility comprises 6,800 square feet and houses two suites of equipment used in the creation of Micropump® microparticles as well as a dedicated warehouse, and a technical area with air compressor units, refrigeration units for solvents, and heat boiler. The new Micropump® facility was constructed at a cost of $6.9 million.
ITEM 5. Operating and Financial Review and Prospects
     The following should be read in conjunction with ‘Item 3. Key Information’ and the Company’s Financial Statements and the Notes related thereto appearing elsewhere in this Annual Report. See also ‘Item 11. Quantitative and Qualitative Disclosures About Market Risk.’
Overview
     Flamel is a biopharmaceutical company principally engaged in the development of two unique polymer based delivery systems for medical applications. Flamel’s Medusa® nano-encapsulation technology is designed to deliver therapeutic proteins. The Company’s lead Medusa® product, Basulin®, a long-acting insulin for the treatment of diabetes, is the first application of this patented delivery system. Basulin® has been tested in Phase II-a clinical trials. In December of 2004, we initiated Phase I/II clinical trials of Medusa® enabled formulations of interferon alpha (for hepatitis b and hepatitis c) and interleukin-2 (for renal cancer). We announced successful top-line results of the interferon-alpha trial in September 2005. Micropump® is a controlled-release technology for the oral administration of small molecules. Genvir, our lead internal product using our Micropump® technology, is a controlled-release formulation of acyclovir for the treatment of genital herpes. We terminated the license we had granted to Biovail for the US and Canada for Genvir on March 3, 2005 and are currently in discussions with large pharmaceutical companies regarding a potential license. We currently have one licensed Micropump® project. We have been working with GlaxoSmithKline since 2003 on a Micropump®-enabled formulation of a currently-marketed GlaxoSmithKline product. We signed a supply agreement with GSK in December of 2004 for the sole production of the Micropump® particles of this formulation; in December of 2005, we announced that GSK had submitted the NDA for the formulation to the U.S. FDA. Flamel’s technologies have also been instrumental in the development of a photochromic eyeglass lens product that was launched by Corning in 1999.
     In 2005, the Company’s internally funded development efforts were focused on the pre-clinical and initial clinical testing of interferon alpha, interleukin-2, human growth hormone and Basulin as well as Trigger Lock® and the Micropump-enabled formulation of omeprazole. Asacard® , a controlled release aspirin, has been approved for sale in the United Kingdom and several other European countries.

     In 2005, the Company recognized revenue from receipt of royalty payments related to the sales of Corning’s photochromic sunglass lenses containing technology developed by Flamel. Royalty payments are expected to continue, but will fluctuate depending on the success of Corning in commercializing these products.
     Our core technologies are focused on improving delivery properties of existing products. We have established long-term development and commercialization partnerships with leading biopharmaceutical companies to maximize the breadth of our technology and leverage the capabilities of our partners.
     As in previous years, in 2005, a major part of our revenue came from licensing fees and contract research payments received from our biotechnology and pharmaceutical company partners. In recent years, revenue from the sale of products and performance of services included revenues from a contract manufacturing agreement with GlaxoSmithKline and other major pharmaceutical companies and the performance of various analytical and manufacturing services for other customers. During the course of 2005 we have gradually reduced our manufacturing capacity as subcontractor and ceased production in the last quarter to enable us to dedicate our production facilities in the future to the production of partnered and proprietary products currently in development.
     In the future, we expect that our costs of goods sold may increase as a result of an increase in manufacturing activities for GlaxoSmithKline. We also expect that research and development may decrease as a percentage of revenues.
     In 2005, the majority of the Company’s expenses were incurred in Euros. However, a significant portion of the Company’s revenues were, and will continue to be, denominated in U.S. dollars. In 2005, 78% of revenues were denominated in U.S. dollars; in 2004, 92% of revenues were denominated in U.S. dollars; in 2003, 81% of revenues were denominated in U.S. dollars. In each of these years, fluctuations in the value of the Euro relative to the dollar caused dollar-translated amounts to vary from one period to another affecting the Company’s reported results. Comparisons in financial statement line items between the years ended December 31, 2005 and December 31, 2004 were affected to differing degrees since the average value of Euro relative to the U.S. dollar was largely stable between 2004 and 2005, although the year end value of the Euro relative to the U.S. dollar decreased by 13.4% year on year. The conversion of the Company’s financial accounts to U.S. dollars is calculated in accordance with the value of the Euro to the U.S. dollar. See ‘Item 3. Key Information—Exchange Rates.’ The Company does not engage in substantial hedging activities with respect to the risk of exchange rate fluctuations, except it does, from time to time, purchase Euros against invoiced dollar receivables. There is no outstanding hedging agreement as of December 31, 2005.
     The Company has incurred substantial losses since its inception, and through December 31, 2005, had an accumulated deficit of approximately $75.2 million. For the year ended December 31, 2005, the Company reported a net loss of $27.4 million. Flamel expects to continue its investment in its research and development activities and to maintain its primary facilities and business infrastructure. Thus, there can be no assurance that the Company will not incur losses, at least for the next one to two years, as the growth of revenue may not increase sufficiently to cover expenditures.
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
     Since 2003, Mr. Oscar Schafer and affiliated shareholders, have acquired 15.26% of our outstanding shares. In May of 2005, Mr. Schafer nominated a slate of three directors to replace the then-existing Board of Directors of the Company, which included Gerard Soula, Flamel’s then-CEO and chairman. Three new directors were elected by 88% of the shares tendered at the Annual General Meeting held on June 22, 2005. As he had stated he would, Mr. Soula immediately resigned as CEO of the Company. The Board of Directors asked Stephen H. Willard to replace Mr. Soula as CEO. In October 2005, Mr. Willard was elected by the shareholders to serve on the Board of Directors, a position he had held previously from 2001 through June 2005. Two other independent directors were also elected to the Board at that time.

Critical Accounting Policies
     Revenue Recognition
     The Company recognizes revenue from contract arrangements, product sales and royalties earned. Revenue arrangements with multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered elements. The consideration received is allocated among the separate units based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units.
     Contract revenue generally includes upfront licensing fees, milestone payments and reimbursements of research and development costs. Non-refundable technology access fees received from collaboration agreements that require the Company’s continuing involvement in the form of development efforts are recognized as revenue ratably over the development period. The Company recognizes milestone-related revenues only when performance of the milestone under the terms of the collaboration is achieved and there are no further performance obligations. Research and laboratory analysis services revenue is recognized as the research and development work is performed. Costs incurred under these contracts are considered costs in the period incurred. Payments received in advance of performance are recorded as deferred revenue and recognized as revenue as services are rendered.
     The Company receives financial support for various research and investment projects from governmental agencies with specified conditions to be met. Revenue from conditional grants is recognized in other income when all conditions stated in the grant have been met and the funding has been received.
     The Company recognizes revenue from product sales when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable, and collectibility is reasonably assured.
     The Company receives royalty revenues under a license agreement with Corning, which sells products based on technology developed by the Company. There are no future performance obligations on the part of the Company under this license agreement. The license agreement provides for the payment of royalties to the Company based on sales of the licensed product. The Company records these royalty revenues based on actual sales to third parties that occurred during the relevant period.
     The Company signs feasibility study agreements. Revenue is recognized over the term of the agreement as services are performed.

Results of Operations
     Years Ended December 31, 2005, 2004 and 2003
     Operating Revenues
     The Company had total revenues of $ 23.6 million in 2005, $ 55.4 million in 2004, and $25.2 million in 2003.

		2003	2004	2005
LICENSE AND RESEARCH REVENUES		21.0	50.9	20.8

RESEARCH		13.0	20.8	15.4

Research	Servier	1.4	0.2
	GSK undisclosed existing
	product	4.4	6.4	8.6
	BMS	3.8	8.0
	Corning	0.4
	TAP Lansoprazole		4.9	6.8
	Biovail Genvir		0.6
	Undisclosed Partners	3.0	0.7

LICENSES		8.0	30.1	5.4

Up Front Payment	Servier	1.3	1.4
	GSK undisclosed existing
	product	0.5	0.8	0.8
	GSK Augmentin	1.4
	BMS	1.3	19.9
	TAP Lansoprazole		0.1	0.9
	Biovail Genvir	0.1	0.2	0.2
	Undisclosed Partners	0.1	0.1

Milestones	Servier	0.5
	GSK undisclosed existing
	product	2.8	2.0	2.0
	BMS		5.1
	TAP Lansoprazole		0.5	1.5

TOTAL		21.0	50.9	20.8

	Servier	3.2	1.6
	GSK undisclosed existing
	product	7.7	9.2	11.4
	GSK Augmentin	1.4
	Corning	0.4
	BMS	5.1	33.0
	TAP Lansoprazole		5.5	9.2
	Biovail Genvir	0.1	0.8	0.2
	Undisclosed Partners	3.1	0.8

     In 2005, license and research revenue from the Company’s various partners totalled $ 20.8 million. . License and research revenue in 2004 and 2003 totalled $50.9 million and $ 21 million, respectively. In 2005, research and development revenue totalled $15.4 million; license revenue totalled $5.4 million. In 2004, research and development revenue totalled $20.8 million; license revenue totalled $30.1 million. In 2003, research and development revenue totalled $13 million; license revenue totalled $8.0 million. License and research revenues in 2005 have been impacted by the termination of our licence agreement with BMS in late 2004. In September 2005, TAP informed the Company of the termination of a licence agreement and as such no further revenues in relative to this licence agreement will be recorded after December 31, 2005.
     License revenue in 2005 consisted primarily of $2.8 million from GlaxoSmithKline (of which $0.8 million represents amortization of up-front payments) and $2.4 million from TAP. Recognition of up-front payments as they are amortized is calculated according to the average exchange rate during the period of recognition. License revenue in 2004 consisted primarily of $25 million from Bristol-Myers Squibb (of which, $19.9 million represents amortization of up-front payments, including the unamortized portion at December 15, 2004 which was recognized upon the effective date of the cancellation of the contract with Bristol-Myers Squibb), $2.8 million from GlaxoSmithKline (of which $0.8 million represents amortization of up-front payments) and $1.4 million from Servier (all of which represents amortization of up-front payments). License revenues in 2003 consisted primarily of $4.7 million from GlaxoSmithKline (of which $1.9 million represents amortization of initial up-front payments), $1.8 million from Servier (of which $1.3 million represents up-front payment amortization) and $1.3 million from Bristol-Myers Squibb which represents the amortized portion of the $20 million upfront payment.
     Research and development revenues in 2005 consisted primarily of $ 8.6 million from GlaxoSmithKline, and $ 6.8 million from TAP. Research and development revenues in 2004 consisted primarily of $8 million from Bristol-Myers Squibb, $6.4 million from GlaxoSmithKline, and $4.9 million from TAP. Research and development revenues in 2003 consisted primarily of $3.8 million from Bristol-Myers Squibb, $4.4 million from GlaxoSmithKline, and $1.4 million from Servier.
     In 2005, product sales and services revenues totaled $ 1.8 million of which $0.1 million related to the manufacture of Cimetidine and Tagamet for GlaxoSmithKline and $1.7 million from clinical batches and toll manufacturing with various customers. In 2004, product sales and services revenues totaled $3.8 million of which $0.12 million relate to the manufacture of Cimetidine and Tagamet for GlaxoSmithKline and $3.7 million from clinical batches and toll manufacturing with various customers. In 2003, product sales and services revenues totaled $3.4 million and included $0.2 million from GlaxoSmithKline for the manufacture of Cimetidine and Tagamet, $0.4 million from Corning for research and development and the sale of pilot batches, and $2.8 million from clinical batches and toll manufacturing with various customers.
     Other revenues of $ 1.0 million in 2005 consisted primarily of royalties from Corning related to the sale of photochromic lenses, incorporating Flamel’s technology. Other revenues of $0.76 million in 2004 consisted primarily of royalties from Corning. Other revenues of $0.78 million in 2003 consisted primarily of royalties from Corning. It appears to us that Corning has de-emphasized its sales of photochromic eyeglass lenses in order to focus greater attention on other areas of their business.
     Operating Expenses
     The Company had total costs and expenses of $ 64.4 million in 2005, $46.6 million in 2004 and $29.9 million in 2003.
     In 2005, research and development costs represented the most significant operating expenses of the Company. These totaled $47.3 million in 2005 (or 200% of recognized revenues), $35.4 million in 2004 (or 64% of recognized revenues), $20.2 million in 2003 (or 80% of recognized revenues). Research and development costs have increased over and above the Company’s license and other revenues as a result of ongoing pre-clinical and clinical studies on products in early phases of development. Since the Company’s base of operations is in France, these costs are denominated in Euros. Consequently, the fluctuation in the value of the Euro against the U.S. dollar can result in higher dollar-denominated costs, although this variable has had limited impact on results in 2005. During the course of 2005 and as a result of the termination of partnership arrangements, the Company has continued to undertake a number of projects on its own initiative.

     In 2005, research and development costs increased by approximately $12 million compared to 2004 (or 33.8%). The increase was due to the active pursuit of ongoing partnerships as well as self-funded programs, especially interferon-alpha, interleukin-2 and human growth hormone and the conclusion of activities on Basulin® following the termination of the agreement in late 2004. To support the activities required by these projects, the Company has recruited additional employees (resulting in a 31% increase in salaries), spent significantly in pre-clinical and clinical studies (increase of $5.7 million compared to 2004 to reach a total amount of $15.1 million at the end of 2005) and invested in pilot plant facilities for the Medusa platform contributing to additional depreciation expense of $ 1.9 million.
     Costs of goods and services sold were $2.5 million in 2005, $3.6 million in 2004, and $3.7 million in 2003. These costs include direct and indirect labor, materials, outside services and overhead costs relevant to contract manufacturing and other services provided to third parties at the Pessac facility. The fluctuation in costs year-to-year is the result of changes in both the mix and volume of products produced and services rendered. While gross margins for contract manufacturing and services were negative in 2005 (largely due to ceasing of production in the last quarter of the year), these activities were positive in 2004 and have been useful to the Company in that they have enabled us to maintain our facilities and make use of manufacturing facilities acquired in 1996, as well as to maintain scientific expertise. During 2005, we have continued to de-emphasize contract manufacturing and services, a process which was started in 2004 and completed in October of 2005. We will focus our production capabilities as of 2006 towards the manufacture of commercial quantities of those formulations we are developing with our partners.
     Selling, general and administrative (SG&A) expenses, increased to $14.5 million in 2005, from $7.6 million in 2004 and from $6 million in 2003. Compared to 2004, the main variance relates to the inclusion of a provision of $ 4.3 million resulting primarily from the consequences of the departure of the Chairman, CEO and founder of the Company and related parties. Costs engendered by the change in management includes French social security contributions associated with the exercise of stock options. During 2005, salaries increased approximately 17% or $0.4 million as a result of an increase in personnel in business development and professional fees increased approximately $ 1.4 million as a result of additional legal fees incurred by the proxy battle and Directors Fees. Increases in 2004 over 2003 SG&A expenses were largely attributable to increased stock compensation expense ($ 1.3 million), salary increase (approximately 31%), and as a result of the changes in the Euro/dollar exchange rate which increased by 9.9%.
     Non-Operating Items
     Other income consisted primarily of the termination fee from Bristol-Myers Squibb totaling $4.9 million resulting from the termination agreement executed in January 2005 relative to the licensing and commercialization agreement to develop and market Basulin® signed in August of 2003. Other income of $0.1 million in 2004 consisted of a number of miscellaneous items. Other income of $1.1 million in 2003 consisted mainly of recognition of $0.8 million from conditional grants received from French public agencies. The requirements related to the grants consisted principally in maintaining certain levels of employment, which were achieved in 2003. The remaining $0.3 million resulted from the sale of the equipment at our pilot plant of Vénissieux.
     The French government provides tax credits to companies for annual increased spending for innovative research and development. Income tax benefits correspond to these French research tax credits, which are credited against income taxes payable in each of the four years after being incurred or, if not so utilized, are recoverable in cash. As of December 31, 2005, Flamel had total research tax credits receivables of $9.66 million. If these credits are not applied against future income taxes, they will be received as cash payments in the fourth year after the credit is earned, i.e. $0.7 million in 2006, $0.6 million in 2007, $4.4 million in 2008 and $4.0 million in 2009. The Company earned a research and development credit in 2005 of $4.2 million, $4.6 million in 2004, and $0.5 million in 2003.
     As of December 31, 2005, the Company had $56.8 million in French net operating loss carry-forwards. Due to a change in French tax law in 2003, the above carry-forwards no longer have an expiration date. See Note 15 to the Consolidated Financial Statements.
     Interest income and realized gains on sale of monetary SICAVs was $3.7 million in 2005, $0.7 million in 2004 and $0.2 million in 2003. The significant increase in interest income in 2005 is due to the gain on sale of monetary SICAVs. In addition, fluctuating average cash balances invested year-to-year and declining interest rates impact the level of interest earned and realized gains on sale of monetary SICAVs . Interest expense was $68,000 in 2005, $45,000 in 2004, $29,000 in 2003 and is primarily related to the interest applicable to the Company’s equipment leases.
Net Income/Loss
     For the year ended December 31, 2005, the Company reported a net loss of $27.4 million, or ($1.19) per share. For the year ended December 31, 2004, the Company reported a profit of $12.5 million, or $0.53 per share on a diluted basis and $0.58 per share (basic). For the year ended December 31, 2003, the Company reported a net loss of $3.9 million, or ($0.22) per share.
     Liquidity and Capital Resources
     On December 31, 2005, the Company had $ 1.0 million in cash and cash equivalents as compared to $4.6 million on December 31, 2004 and $1.2 million on December 31, 2003.
     Net cash used in operating activities was ($19.4) million as of December 31, 2005, and ($4.2) million as of December 31, 2004. Net cash provided by operating activities was $11.5 million as of December 31, 2003. As of December 31, 2005, net cash used in operating activities reflected net loss of $27.4 million offset by non-cash expenses of $4.7 million arising from depreciation of new development facilities, which were completed in early 2005, and an increase in accounts payable of $3.3 million reflecting the timing of cash outlays relative to our ongoing investment in new production facilities.
     Net cash used in investing activities was ($4.5) million in 2005 and included proceeds from the sale of marketable securities amounting to $431.1 million, less $11.3 million primarily invested at the Pessac plant to provide production facilities for the manufacture of commercial quantities of those formulations we are developing with our partners, and $424.4 million relating to the purchase of marketable securities. Net cash provided by investing activities amounted to $2.1 million in 2004 and net cash used in investing activities amounted to ($82.8) million in 2003.
     As of December 31, 2005, the Company held marketable securities classified as available-for-sale and recorded at fair value. Total marketable securities totaled $82.8 million at December 31, 2005 and $100.8 million at December 31, 2004.
     Net cash provided by financing activities was $21.1 million in 2005, which includes $12.3 million received from GlaxoSmithKline for the funding of investments, further discussed below, less $7.9 million used to invest in equipment on behalf of GlaxoSmithKline, plus $3.5 million of conditional grants received from government agencies and $13.6 million resulting from the exercise of warrants from investors and directors which yielded $9.4 million, and the exercise of options from employees which yielded $4.2 million. In 2004 and 2003, financing activities provided $5.1 million and $74.4 million, respectively. In 2004, net cash provided by financing activities includes $6.4 million received from GlaxoSmithKline for the funding of investments, less $2.5 million which was used to invest in equipment, plus $0.8 million resulting from the exercise of options from employees. In 2003, net cash provided by financing activities resulted in large part from 2,000,000 shares sold within the public offering in October which yielded $62.2 million, the exercise of warrants from investors and directors which yielded $10.2 million, and the exercise of options from employees, which yielded $2.1 million.
     Since its inception, the Company’s operations to date have consumed substantial amounts of cash and are expected to continue to do so, at least for the next one to two years. The Company believes that ongoing research and product development programs are adequately funded for the next year. The Company also believes current financial resources and cash from various grants, royalty payments and licenses will be sufficient to meet the Company’s cash requirements for at least the next two years.
     As of December 31, 2005, the Company had loans of $1.0 million from Anvar, an agency of the French government that provides financing to French companies for research and development. These loans do not bear interest and are repayable only in the event that the research is successful technically or commercially. See Note 12 to the Consolidated Financial Statements. In 2005 , the Company received the remaining advance from the French Ministry of Industry for a ‘Proteozome research project’ for an amount of $1.3 million, $0.5 million was received in 2002 . This loan does not bear interest and is repayable only in the event that the research is successful technically or commercially.

 In addition, in 2004, Flamel and GlaxoSmithKline entered into a four year supply agreement whereby Flamel agreed to supply GlaxoSmithKline with commercial supplies of product. The provisions of the agreement include payments to Flamel of $20.7 million to support the costs and capital expenditure relative to the creation of a manufacturing area for the production of commercial supply of the product. The capital expenditure consists of both buildings and fixtures, and production equipment. Flamel will have immediate title to the building and fixtures and title to production equipment vests with GlaxoSmithKline for the duration of the supply agreement.
 If the Company breaches the supply agreement through gross negligence, GlaxoSmithKline can chose to terminate the supply agreement. The likely occurrence of this event is deemed remote given the Company’s ability to perform under supply arrangements based on our historical experience. In the event of a breach and a decision to terminate the agreement, all payments received become repayable to GlaxoSmithKline and Flamel will receive immediate title to all production equipment.
 Upon cessation of the supply agreement, in the normal course, GlaxoSmithKline will pass title to all production equipment to Flamel without cost of any kind.
 As of December 31, 2005, Flamel had received five installments for $17.7 million from GlaxoSmithKline. A total of $6.9 million has been spent on the acquisition of buildings and fixtures and a total of $8.7 million has been spent on behalf of GlaxoSmithKline for the purchase of production equipment. As of December 31, 2005, the remaining advance from GlaxoSmithKline amounts to $1.9 million and will be used in 2006 to fund the remaining capital investment, both equipment and facilities, required for completion of the manufacturing area. This advance is reported in the balance sheet as an ”advance received from partners” in other current liabilities. The funds received from GlaxoSmithKline to finance the acquisition of assets owned by Flamel are classified as a current liability for $1.0 million and as a long term liability for $5.9 million. The $6.9 million liability will be amortized on a pro-rata basis over the expected life of the related assets and reflected as an offset of the depreciation of the related assets.
     The Company does not maintain any credit lines with financial institutions.
     The contractual cash obligations of the Company are as follows:

	Payments Due Per Period
	Less than	1 to 3	3 to 5
(in thousands of US dollars)	1 year	years	years	More than 5 years	Total
Long-Term Debt (see note 12)	$449	$1,173		$1,160	$2,782
Capital Lease Obligation (see note 13)	409	623	27	—	1,059
Operating Leases (see note 19.2)	776	1,405	731	919	3,831

Total Contractual Cash Obligations	$1,634	$3,201	$758	$2,079	$7,672
     As of December 31, 2005, the Company has no other commercial commitments. As of December 31, 2005, the Company has no off-balance sheet arrangements.

ITEM 6. Directors, Senior Management and Employees
Directors and Senior Management
     The following table sets forth the name and position of the directors and executive officers of the Registrant as of December 31, 2005.

		Year of
		Initial
Name	Position	Appointment
Elie Vannier (1) (2) (5)	Non-Executive Chairman of the Board of Directors	2005
Stephen H. Willard	Chief Executive Officer and Director	2000
Michel Finance	Executive Vice President and Chief Financial Officer	2005
Rafael Jorda	Executive Vice President and Chief Operating Officer	1991
Andrew Francis	Senior Vice President Business Development	2005
Christian Kalita	Directeur General Delegue Pharmacien Responsable	2005
	(Chief Pharmacist)
Remi Meyrueix	Scientific Director	1990
Catherine Castan	Galenic Department Director	1992
You Ping Chan	Chemistry Department Director	1992
Sian Crouzet	Financial Controller	2005
Roger Kravtzoff	Pharmaceutical Development Director	2002
Charles Mosseri-Marlio	Director of Strategic Planning and Investor Relations	2004
David Weber	Supply Chain Director	2003
Cornélis Boonstra (2)	Director	2005

Frederick Lemoine (2) (5)	Director	2005

Randy H. Thurman (3)	Director	2005

Lodewijk J.R. de Vink (1) (4)	Director	2006
John L. Vogelstein(1) (5)	Director	2005

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Resigned on January 10th 2006

(4)	Nominated on January 10th in replacement of Randy H. Thurman

(5)	Member of the Nomination and Corporate Governance Committee
     The term of office of each of the directors expires at the year 2006 ordinary shareholders meeting.
     In accordance with French law governing a societe anonyme, the Company is managed by its Board of Directors and by its Directeur General (Chief Executive Officer), who has full executive authority to manage the affairs of the Company, subject to the prior authorization of the Board of Directors or of the Company’s shareholders for certain decisions expressly specified by law. In addition, the Directeur General may submit to the Board of Directors the nomination of one or more Directeurs Generaux Delegues.
     The Board of Directors reviews and monitors Flamel’s economic, financial and technical strategies. In addition, under French law, the Board of Directors prepares and presents the year-end French statutory accounts of the Company to the shareholders and convenes shareholders’ meetings. French law provides that the Board of Directors be composed of no fewer than three and not more than 24 members, each of whom must be a shareholder of the Company. The actual number of directors must be within such limits and may be provided for in the statutes or determined by the shareholders at the annual general meeting of shareholders. The number of directors may be increased or decreased only by decision of the shareholders. No more than a third of directors may be over the age of seventy.
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
     The Company’s Board of Directors currently consists of six members, five of whom are outside directors: Elie Vannier, Chairman of the Board of Directors and COO of Grandvision SA and Director of Promod SA; Cornelius Boonstra, former chairman and chief executive officer of Philips Electronics NV and Director of Hunton Douglas; Frederick Lemoine, Chairman of the Supervisory Board of AREVA, former Deputy General Secretary of Economic Affairs to President Jacques Chirac of France and Director of Groupama SA; Lodewijk J.R. de Vink, former President of Schering Plough International, former Chairman and Chief Executive Officer of Warner Lambert, Inc., Director of Alcon, Inc. and Director of Roche; and John L. Vogelstein, who serves as Vice Chairman of Warburg Pincus and Director of Mattel, Inc. We believe these directors bring broad experience to Flamel.
The Company’s senior management includes the following individuals:
     Stephen H. Willard is our Chief Executive Officer and also serves on our Board of Directors. Prior to being asked to serve in his present capacity by the Board of Directors in June of 2005, Mr. Willard was Flamel’s Chief Financial Officer and General Counsel. Immediately prior to joining us in August, 2000, Mr. Willard was employed as a vice president of Biovail. He also worked as an investment banker at Credit Suisse First Boston and as an attorney with Gibson, Dunn & Crutcher LLP and Shearman & Sterling LLP. He is a graduate of Yale Law School (1985) and Williams College (1982). He is a director of E-Trade Financial Corporation.
     Michel Finance is our Chief Financial Officer and Executive Vice-President. He previously served as the Senior Vice President and Corporate Controller for Aventis Group, where he reported to the Vice-Chairman of the Board. He also worked as the Chief Financial Officer of Pasteur Mérieux Connaught (currently Sanofi Pasteur) from 1995 to 1999. He held before that various Financial executive positions at Rhône Poulenc subsidiaries after having worked as an auditor at Coopers & Lybrand for five years. He is a graduate of EM Lyon and a French CPA.
     Rafael Jorda is our Chief Operating Officer and Executive Vice President. Mr. Jorda joined us in 1991 and specializes in chemical engineering and in the structure-property relationships of materials. From 1986 to 1990, he worked as a research and development scientist on controlled-released and biopolymers at Rhone-Poulenc.
     Andrew Francis is our Vice-President in charge of Business Development. Prior to joining us in March of 2005, Mr. Francis served as Group Vice-President for Business Development at SkyePharma. A qualified pharmacist, Mr Francis has worked in the international healthcare industry for over thirty-five years in senior technical and commercial roles. He has been involved with the drug delivery sector since 1983 and has experience with a wide range of pharmaceutical technologies applied to virtually all routes of administration.
     Christian Kalita is our Chief Pharmacist and Director of Quality Assurance and Regulatory Affairs . Mr Kalita worked previously at Skye Pharma as Director of Quality for Europe. He also worked from 1990 to 2000 for Merck Lipha and Merck generics in different roles as Chief Pharmacist, head of quality control management and Head of Industrial Affairs.
     Remi Meyrueix is our Scientific Director. Mr. Meyrueix holds the degree of engineer in physics and a doctoral thesis in physics, which he received from the Polytechnic Institute of Grenoble in 1977 and 1980, respectively. He worked at Rhone Poulenc from 1982 to 1990 and joined us in early 1991 as a research engineer. He is now managing the Nanotechnology platform in Venissieux, France.

     Catherine Castan is our Galenic Department Director. Mrs. Castan joined us in 1992 after having spent four years at Sanofi Recherche. She is a graduate of Ecole Nationale Supèrieure de Chimie de Montpellier and has a PHD in polymer chemistry, applied in drug delivery.
     You-Ping Chan is our Chemistry Department Director. Mr. Chan received his Ph. D in Chemistry from Université Louis Pasteur, Strasbourg in 1990. After spending a year as a post-doctoral associate at the Massachusetts Institute of Technology, he joined us in 1992 as a researcher in polymer science. He currently manages R&D in the field of biocompatible polymers for drug delivery and heads the analytical research group.
     Sian Crouzet is our Controller. Mrs. Crouzet previously worked as Financial Controller France for McCormick & Company Inc. She also worked five years as an external auditor with Ernst and Young. She is a UK Chartered Accountant and a graduate of Bradford University.
     Roger Kravtzoff is our Pharmaceutical Development Director. Mr. Kravtzoff received his Doctorat-es Sciences in Biochemistry from Tours University (France ) in 1988 and a broad expertise in drug delivery system. In 1985, he joined Centre Regional de Transfusion Sanguine as a research engineer, and in 1991, he became a scientist associate director in one of the subsidiaries of the French National Blood Center , Novacell. He joined Biovector Therapeutics in 1993 and worked as a Project Director. He joined us in June 2002 and is currently managing our regulatory affairs with regard to our pre-clinical and clinical developments.
     Charles Mosseri-Marlio is our Director of Strategic Planning and Investor Relations, having previously served as Associate General Counsel. Mr. Mosseri-Marlio joined us in 2004 after working as a portfolio manager of Baldwin Brothers, Inc, a U.S. Investment Advisory firm. Mr. Mosseri-Marlio received his JD in 1994 from the University of Colorado.
     David Weber is our Supply Chain Director. He has more than 10 years experience in purchasing and operations management at various international companies including Garrett (Honeywell group) and Isringhausen. Before joining us he was Vice President and Cofounder of Pertinence Data Intelligence.
Board Practices
     Non-Executive Directors of the Company receive fees for their services and are entitled to subscribe for warrants (as described in Note 15.3 to our Consolidated Financial Statements). Directors’ fees and warrants are proposed by the Board of Directors and are submitted for the approval of shareholders at the annual general shareholders’ meeting. Non-Executive directors are reimbursed, upon request, for expenses incurred in attending Board meetings.
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
     Directors are required to comply with applicable law and Flamel’s statuts. Under French law, directors are liable for violations of French legal or regulatory requirements applicable to ‘societes anonymes’, violation of the Company’s statuts or mismanagement. Directors may be held liable for such actions both individually and jointly with the other directors.
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

     The Board has a Compensation Committee currently composed of Lodewijk de Vink (Chairman of the committee), John L. Vogelstein and Elie Vannier. The Compensation Committee makes recommendations to the Board of Directors on the compensation of the executive officers of the Company, including the Chief Executive Officer. The Board of Directors takes the final decisions on compensation. The Board has an Audit Committee currently composed of Frederic Lemoine (Chairman of the committee), Cornelius Boonstra and Elie Vannier. The Audit Committee recommends to the Board the selection of Flamel’s independent auditors and reviews the findings of the auditors. The Company has a Nomination and Corporate Governance Committee, currently composed of John L.Vogelstein (Chairman of the committee), Frédéric Lemoine and Elie Vannier. The Company also has an informal Scientific Advisory Board.
     The Chief Executive Officer of Flamel has full executive authority to manage the affairs of Flamel and has broad powers to act on behalf of Flamel and to represent Flamel in dealings with third parties, subject only to those powers expressly reserved by law or corporate resolutions of the Board of Directors or the shareholders. The Chief Executive Officer determines, and is responsible for the implementation of, the goals, strategies and budgets of Flamel, which are reviewed and monitored by the Board of Directors. The Board of Directors has the power to appoint and remove, at any time, the Chief Executive Officer.
Compensation of Directors and Officers
     During 2005, the amount of compensation paid or accrued for the benefit of executive officers of the company and its subsidiaries for services in all capacities was $279,000 for Gerard Soula and $1,273,000 for Stephen H. Willard. In addition, Mr. Willard was granted options in the amount and on the terms set forth below, in the table showing options and warrants granted in 2005. In the event of termination of employment of Mr. Willard by the Company, other than for gross misconduct, Mr. Willard is entitled to receive an amount of $500,000. Executive directors do not receive compensation for their service in that capacity.
     On October 24, 2005, a shareholders’ meeting approved a total amount of annual attendance fees allocated to the Board at 500,000 Euros. During 2005, an amount of $257,000 was accrued for the benefit of non-executive Directors for their services in that capacity.
Options to Purchase Securities from the Company
     On May 10, 1996, the shareholders of the Company authorized the creation of a share option plan (the ‘1996 Plan’), which authorizes the Board of Directors to issue options to subscribe for up to 1,000,000 Shares. The 1996 Plan is designed to permit the granting of ‘qualifying stock options’ under French tax law principles as well as ‘incentive stock options’ under the U.S. Internal Revenue Code of 1986, as amended. Options granted under the 1996 Plan will have an exercise price of not less than ninety percent (90%) of the fair market value of a Share on the date of grant, based on the closing price of the ADSs on the NASDAQ National Market on that date, after converting the dollar closing price into Euros at the Noon Buying Rate on the date of grant. The difference between the market price and the granted price is recognized as a compensation expense. The options granted under the 1996 Plan are exercisable up to ten years from the date of grant. Under French law, the Company cannot grant options to members of the Board of Directors who are not employees.
     On July 19, 2001, the Company issued to each of Messrs. Meredith and Treilles, each a member of the Board of Directors of the Company, 10,000 warrants. Each warrant is exercisable to purchase one Share at a price of 5.94 Euros ($5.24) per share.
     On December 19, 2001, the shareholders of the Company authorized the creation of a share option plan (the ‘2001 Plan’), which authorizes the Board of Directors to issue options to subscribe for up to 750,000 Shares. The 2001 Plan is designed to permit the granting of ‘qualifying stock options’ under French tax law principles as well as ‘incentive stock options’ under the Internal Revenue Code of 1986, as amended. Options granted under the 2001 Plan will have an exercise price based on the fair market value of a Share on the date of grant, i.e. the closing price of the ADSs on the NASDAQ National Market the day prior to the date of the grant, converted into Euros using the exchange rate published by Banque de France on the day preceding the date of the grant. The options granted under the 2001 Plan are exercisable up to ten years from the date of grant.
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
     On February 18, 2003, the shareholders of the Company authorized the creation of a share option plan (the ‘2003 Plan’), which authorizes the Board of Directors to issue options to subscribe for up to 900,000 Shares. The 2003 Plan is designed to permit the granting of ‘qualifying stock options’ under French tax law principles as well as ‘incentive stock options’ under the Internal Revenue Code of 1986, as amended. Options granted under the 2003 Plan will have an exercise price based on the fair market value of a Share on the date of grant, i.e. the closing price of the ADSs on the NASDAQ National Market the day prior the date of the grant, converted into Euros using the exchange rate published by Banque de France on the day preceding the date of the grant. The options granted under the 2003 Plan are exercisable up to ten years from the date of grant.
     On November 7, 2003, the shareholders of the Company authorized the creation of a share option plan (the ‘2004 Plan’), which authorizes the Board of Directors to issue options to subscribe for up to 1,000,000 Shares. The 2004 Plan is designed to permit the granting of ‘qualifying stock options’ under French tax law principles as well as ‘incentive stock options’ under the Internal Revenue Code of 1986, as amended. Options granted under the 2004 Plan will have an exercise price based on the fair market value of a Share on the date of grant, i.e. the closing price of the ADSs on the NASDAQ National Market the day prior the date of the grant, converted into Euros using the exchange rate published by Banque de France on the day preceding the date of the grant. The options granted under the 2004 Plan are exercisable up to ten years from the date of grant.
     On November 7, 2003, the Company issued to the Directors of the Company, Mssrs. Cesan, Greco and Dearstyne 60,000 warrants each. For Mr. Treilles, member of the Board since March 2000, the Company issued 20,000 warrants. Each warrant is exercisable to purchase one Share at a price of 9.88 Euros ($11.29).
     On March 4, 2005, the shareholders of the Company authorized the creation of a share option plan (the ‘2005 Plan’), which authorizes the Board of Directors to issue options to subscribe for up to 1,500,000 Shares. The 2005 Plan is designed to permit the granting of ‘qualifying stock options’ under French tax law principles as well as ‘incentive stock options’ under the Internal Revenue Code of 1986, as amended. Options granted under the 2005 Plan will have an exercise price based on the market price of the share, in the form of ADS, on NASDAQ, on the day preceding the date of the Board meeting, provided however, that such price is not less than 80% of the average market price for the shares on the NASDAQ, in the form of ADSs, during the last twenty trading days preceding said meeting. In this case, the price of the shares should be equal or superior to 80% of the average market price for the share on NASDAQ, in the form of ADS, during the last twenty trading days preceding such meeting. Such minimum price is the price applicable to companies, the shares of which are admitted to negotiation on a regulated market. The options granted under the 2005 Plan are exercisable up to ten years from the date of grant.
     On October 24, 2005, the shareholders of the Company authorized the issuance of up to 250,000 warrants reserved to a category of beneficiaries comprising the Directors of the Company who are not officers and/or employees of the Company, including the Chairman, of which 240,000 have been subscribed for. On November 3, 2005, the Company authorized the Directors of the Company, Mssrs. Volgestein, Boonstra, Thurmann and Lemoine, to subscribe to 60,000 warrants each for a subscription price of 1.49 Euros per warrant ($1.79). Each warrant is exercisable to purchase one Share at price of 14.91Euros ($17.88).
     On March 2, 2006, the Company authorized Mr. Lodewijk J.R. de Vink, Director, to subscribe to 63,084 warrants and Msrs Boonstra and Volgestein to subscribe for 3,083 warrants each for a subscription price of 2.0 Euros per warrant ($2.40). Each warrant is exercisable to purchase one Share at price of 20.07 Euros ($23.99).

Options Granted and Warrants Subscribed from January 1, 2005 to April 30, 2006

			Plan on	Exercise	Exercise
		Number of	Which	Price in	Price in USD
Name	Warrants	Options	Granted	Euros €	$	Expiration
Finance		200,000	2005	12.86	15.83	September 2015
		20,000	2005	16.23	19.35	December 2015
Jorda		105,000	2004	12.86	15.83	September 2015
		75,000	2005	16.23	19.35	December 2015
Francis		100,000	2005	11.42	15.24	March 2015
		30,000	2004	12.86	15.83	September 2015
		20,000	2005	16.23	19.35	December 2015
McWilliam		100,000	2004	12.86	15.83	September 2015
		5,000	2005	16.23	19.35	December 2015
Willard		100,000	2005	16.23	19.35	December 2015
Vannier		75,000	2005	13.72	16.68	September 2008
Boonstra	60,000			14.91	17.88	November 2008
	3,083			20.07	23.99	March 2009
Lemoine	50,750			14.91	17.88	November 2008
Volgestein	60,000			14.91	17.88	November 2008
	3,083			20.07	23.99	March 2009
De Vink	63,084			20.07	23.99	March 2009
Bourboulou		50,000	2005	13.08	17.49	May 2015
		20,000	2003	12.86	15.83	September 2015
Crouzet		50,000	2000	12.86	15.83	September 2015
		5,000	2005	16.23	19.35	December 2015
Green		50,000	2004	12.86	15.83	September 2015
Kalita		50,000	2005	16.23	19.35	December 2015
Kravtzoff		30,000	2004	12.86	15.83	September 2015
		20,000	2005	16.23	19.35	December 2015
Meyrueix		30,000	2004	12.86	15.83	September 2015
		20,000	2005	16.23	19.35	December 2015
Autant		20,000	2004	12.86	15.83	September 2015
		10,000	2005	16.23	19.35	December 2015
Castan		20,000	2004	12.86	15.83	September 2015
		20,000	2005	16.23	19.35	December 2015
Cheong Chan		20,000	2004	12.86	15.83	September 2015
		20,000	2005	16.23	19.35	December 2015
Commaret		20,000	2003	11.42	15.24	March 2015
		5,000	2005	16.23	19.35	December 2015
Duracher		20,000	2003	11.42	15.24	March 2015
Gorria		20,000	2005	20.07	23.99	April 2016
Guimerberteau		20,000	2004	11.42	15.24	March 2015
		20,000	2003	12.86	15.83	September 2015
Hardre		20,000	2003	11.42	15.24	March 2015
Pouliquen		20,000	2003	11.42	15.24	March 2015
Soula R		20,000	2003	11.42	15.24	March 2015
Vialas		20,000	2004	11.42	15.24	March 2015
		20,000	2005	20.07	23.99	March 2016
Ysac		20,000	2004	12.86	15.83	September 2015
		5,000	2005	16.23	19.35	December 2015
Bardet		10,000	2005	16.23	19.35	December 2015
Borel		10,000	2005	16.23	19.35	December 2015
Lemercier		10,000	2005	16.23	19.35	December 2015
		10,000	2005	20.07	23.99	March 2016
Marlio		10,000	2004	12.86	15.83	September 2015
		5,000	2005	16.23	19.35	December 2015
Nicolas		10,000	2005	16.23	19.35	December 2015
Prevot		10,000	2005	16.23	19.35	December 2015

Employees
     As of December 31, 2005, Flamel had 259 full-time employees. The following table sets forth the number of employees for each of the last three years based in their principal geographic locations.
Employees

	Venissieux (1)	Pessac (2)	USA (3)	Total
Year End
2003	95	76	3	174
2004	120	101	3	224
2005	123	131	5	259

(1)	Primarily engaged in research activities

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
Share Ownership
          The following table sets forth the share ownership of directors and executive officers as of the date indicated:

OWNERSHIP OF SHARES AS OF APRIL 30, 2006

		% of Ordinary			Exercise Price	Exercise
	Shares	Shares		Number of	in Euros	Price in USD			Total
Name	Owned	Outstanding	Warrants	Options	€	$	Expiration	Total	%
Willard	25,001	0.11%		40,000	7.58	4.99	September 2010
				40,000	6.4	5.73	December 2010
				25,000	6.4	5.73	December 2010
				90,000	1.09	0.99	September 2011
				195,000	2.33	2.04	March 2012
				200,000	4.32	4.62	March 2013
				100,000	20.81	25.27	December 2013
				150,000	14.81	19.70	December 2014
				100,000	16.23	19.35	December 2015	965,001	3.43%
Vannier	1	0.00%		75,000	13.72	16.68	September 2008	75,001	0.27%
Boonstra	1	0.00%	60,000		14.91	17.88	November 2008
			3,083		20.07	23.99	March 2009	63,084	0.22%
Lemoine	1	0.00%	50,750		14.91	17.88	November 2008	50,751	0.18%
Volgestein	100,001	0.42%	60,000		14.91	17.88	November 2008
			3,083		20.07	23.99	March 2009	163,084	0.58%
De Vink	1	0.00%	63,084		20.07	23.99	March 2009	63,085	0.22%
Finance				200,000	12.86	15.83	September 2015
				20,000	16.23	19.35	December 2015	220,000	0.78%
Jorda	370	0.00%		80,000	2.78	2.49	December 2011
				5,000	9.88	11.66	June 2013
				60,000	14.81	19.70	December 2014
				105,000	12.86	15.83	September 2015
				75,000	16.23	19.35	December 2015	325,370	1.16%
Francis				100,000	11.42	15.24	March 2015
				30,000	12.86	15.83	September 2015
				20,000	16.23	19.35	December 2015	150,000	0.53%
Hanras				5,000	9.88	11.66	June 2013
				40,000	20.81	25.27	December 2013	45,000	0.16%
Kalita				50,000	16.23	19.35	December 2015	50,000	0.18%
Meyrueix	125	0.00%		40,000	4.87	4.65	April 2010
				40,000	2.78	2.49	December 2011
				5,000	9.88	11.66	June 2013
				40,000	14.81	19.70	December 2014
				30,000	12.86	15.83	September 2015
				20,000	16.23	19.35	December 2015	175,125	0.62%
Kravtzoff		0.00%		50,000	1.36	1.34	June 2012
				5,000	9.88	11.66	June 2013
				30,000	12.86	15.83	September 2015
				20,000	16.23	19.35	December 2015	105,000	0.37%
Chan		0.00%		40,000	1.36	1.34	June 2012
				5,000	9.88	11.66	June 2013
				20,000	12.86	15.83	September 2015
				20,000	16.23	19.35	December 2015	85,000	0.30%
Bardet		0.00%		5,000	9.88	11.66	June 2013
				10,000	16.23	19.35	December 2015	15,000	0.05%
Castan		0.00%		10,000	1.09	0.99	September 2011
				5,000	9.88	11.66	June 2013
				40,000	20.81	25.27	December 2013
				20,000	12.86	15.83	September 2015
				20,000	16.23	19.35	December 2015	95,000	0.34%
Mosseri-Marlio		0.00%		50,000	19.2	23.61	March 2014
				10,000	12.86	15.83	September 2015
				5,000	16.23	19.35	December 2015	65,000	0.23%
Crouzet		0.00%		50,000	12.86	15.83	September 2015
				5,000	16.23	19.35	December 2015	55,000	0.20%
Weber		0.00%		50,000	12.02	14.81	September 2014	50,000	0.18%
Bourboulou		0.00%		50,000	13.08	17.49	May 2015
				20,000	12.86	15.83	September 2015	70,000	0.25%
McWilliam		0.00%		100,000	12.86	15.83	September 2015
				5,000	16.23	19.35	December 2015	105,000	0.37%

ITEM 7. Major Shareholders and Related Party Transactions
Major Shareholders
          The following table sets forth as of April 30, 2006, the percentage of Ordinary Shares owned by O.S.S. Capital Management LP, Knoll Capital Management, LP, a Delaware limited partnership, Greenlight Capital Management, BVF, Inc, and Glenhill Advisors, LLC, the persons each known to Flamel to have filed a Schedule 13-D or 13-G with the S.E.C.

	Amount of Ordinary		Percentage
Identity of Person or Group	Shares Owned		of Class
O.S.S. Capital Management LP	3,633,447	(1)	15.26%

Knoll Capital Management, LP	2,012,684	(2)	8.45%

Greenlight Capital Management	1,547,045	(3)	6.50%

BVF, Inc.	1,448,087	(4)	6.08%

Glenhill Advisors, LLC	1,162,654	(5)	4.88%

(1)	Based solely on a review of a Schedule 13G/A filed on January 13, 2006. O.S.S. Capital Management LP, shares beneficial ownership over the Ordinary Shares it owns with Schafer Brothers LLC and Oscar S. Schafer and in respect of 5.0% of the Ordinary Shares with O.S.S Advisors LLC. Percentages are calculated using the total number of shares outstanding as of May 1, 2006.

(2)	Based solely on a review of a Schedule 13G/A filed on February 9, 2006 Knoll Capital Management, LP shares beneficial ownership over the Ordinary Shares it owns with Fred Knoll. Percentages are calculated using the total number of shares outstanding as of May 1, 2006.

(3)	Based solely on a review of a Schedule 13G/A filed on July 18, 2005. Greenlight Capital, LLC shares beneficial ownership over the Ordinary Shares it owns with David Einhorn. Percentages are calculated using the total number of shares outstanding as of May 1, 2006.

(4)	Based solely on a review of a Schedule 13D/A filed on April 25, 2006. BVF Inc. shares beneficial ownership over the Ordinary Shares it owns with BVF Partners L.P. Percentages are calculated using the total number of shares outstanding as of May 1, 2006.

(5)	Based solely on a review of a Schedule 13G/A filed on January 13, 2006. Glenhill Advisors, LLC shares beneficial ownership over the Ordinary Shares it owns with Glenn Krevlin. Percentages are calculated using the total number of shares outstanding as of May 1, 2006.
As of May 1, 2006, there were 23,806,590 shares outstanding. Of these, 23,656,189 were American Depositary Shares (ADS’). A further 150,401 French ordinary shares were held by individuals, including employees, directors or ex employees/directors/founders.
          Significant changes in the percentage ownership held of record by any of our major shareholders in the last three years, as reported to the SEC, were as follows:
–	The share ownership of O.S.S. Capital Management LP, Schafer Brothers LLC and Oscar S. Schafer decreased from approximately 5.09% as reported on June 30, 2003 to approximately 3.10% as reported on January 28, 2004, then increased to approximately 5.40% as reported on July 22, 2004 and approximately 7.80% as reported on February 11, 2005, then increased further to approximately 9.70% as reported on April 18, 2005; to approximately 11.9% as reported on May 11, 2005; to approximately 12.3% as reported on May 12, 2005; it decreased on a percentage basis to 11.7% as reported on June 23, 2005 (the actual number of shares owned increased); it increased further to 13.0% as reported on September 9, 2006; and further increased to 15.4% as reported on January 13, 2006.

–	The share ownership of Knoll Capital Management, LP and Fred Knoll increased from 6.8% as reported on April 8, 2004 to 7.8% as reported on April 20, 2005 and further increased to 8.5% as reported on February 9, 2006.

–	The share ownership of BVF Inc. and BVF Partners L.P. decreased from approximately 19.6% as reported on February 13, 2003 to approximately 12.18% as reported on April 9, 2004 and decreased further to approximately 5.66% as reported on September 26, 2004; it increased to approximately 10.31% as reported on February 14, 2005 and increased further to 11.41% as of April 21, 2005; it decreased to approximately 9.5% as reported on July 22, 2005, and decreased to 8.1% as reported on January 13, 2006, and decreased further to 6.7% as reported on April 25, 2006.

–	The share ownership of Glenhill Advisors and Glen Krevlin declined from 5.01% as reported on January 26, 2005 to 4.92% as reported on January 13, 2006.
Related Party Transactions
          During 2005, and as of April 30, 2006, there is no Related Party Transaction known to the Company to identify in this section.
ITEM 8. Financial Information
Financial Statements
          The financial statements contained in this Annual Report begin on page F-1.
Legal Proceedings
          While we may be engaged in various claims and legal proceedings in the ordinary course of business, we are not involved (whether as a defendant or otherwise) in and we have no knowledge of any threat of, any litigation, arbitration or administrative or other proceeding which management believes will have a material adverse effect on our consolidated financial position or results of operations.
Dividend Policy
          The Company has never declared or paid a cash dividend on any of its capital stock and does not anticipate declaring cash dividends in the foreseeable future.
ITEM 9. The Offer and Listing
          The principal trading market for the Company’s securities in ADSs is the NASDAQ National Market. Each ADS represents one Share, nominal value 0.122 Euros. Each ADS is evidenced by an ADR. The Bank of New York is the Depositary for the ADRs. As of December 31, 2005, there were 23,651,189 ADSs outstanding in the United States. At such date, there were 31 holders of ADSs on record. As of December 31, 2005, there were 23,706, 590 Shares outstanding.
          The following table shows the high and low closing sales prices of the ADSs on the NASDAQ National Market for the periods indicated.

	Price Per ADS (US$)
Year	High	Low
2001	7.06	0.94
2002	4.85	1.22
2003	42.85	3.74
2004	31.73	14.67
2005	21.37	12.25

	Price Per ADS (US$)
Quarter Ended	High	Low
1st Quarter, 2003	7.15	3.74
2nd Quarter, 2003	13.95	7.17
3rd Quarter, 2003	42.85	13.03
4th Quarter, 2003	37.99	23.23
1st Quarter, 2004	31.73	23.26
2nd Quarter, 2004	30.78	23.27
3rd Quarter, 2004	25.51	14.67
4th Quarter, 2004	21.46	14.86
1st Quarter, 2005	19.65	12.82
2nd Quarter, 2005	12.25	21.37
3rd Quarter, 2005	20.45	14.90
4th Quarter, 2005	19.77	17.22
1st Quarter, 2006	24.40	18.50

	Price Per ADS (US$)
Month Ended	High	Low
April 30, 2006	21.28	18.64
March 31, 2006	23.99	20.73
February 28, 2006	24.40	20.73
January 31, 2006	23.98	18.50
December 31, 2005	19.56	17.73
November 30, 2005	19.77	17.71
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
          Memorandum and Articles of Association
          For a general description of these documents, see ‘Description of Share Capital’ in the Company’s registration statement on Form F-1, as filed with the U.S. Securities and Exchange Commission on April 19, 1996, registration number 333-03854, which is incorporated by reference. There have been no changes to these documents. No more than a third of Directors may serve over the age of seventy.

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
          Holders of Flamel Ordinary Shares should consult their own tax advisors about the potential tax effects of owning or disposing of Ordinary Shares in any particular situation, including the effect of any state, local or other national laws.
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
          Subject to various conditions, foreign states, international organizations and a number of foreign public bodies are not considered as French residents for these purposes.
          Transfers of a listed company’s shares will not be subject to French registration or transfer taxes, unless the transfer is effected by means of a written agreement that is executed within France. Should such written agreement be executed within France, a registration duty of 1.10% (rate applicable as from January 1, 2006) levied on the higher of either the purchase price or the market value of the transferred shares would be due, with a maximum duty of €4,000 per transaction.
          Taxation of Dividends
          Withholding Tax. In France, companies may only pay dividends out of income remaining after tax has been paid.
          Under prior law and for information purposes only, the French tax system allowed a form of tax credit, known as the avoir fiscal to individuals and some entities receiving dividend distributions from a French corporation.
          Pursuant to the French Finance act for 2004, French resident individuals no longer benefit from the avoir fiscal with respect to dividends paid after December 31, 2004. Instead, they are entitled to a 40% rebate of their tax basis as well as to a new tax credit (credit d’impôt) equal to 50% of the dividend, but with an overall annual cap of €230 or, as the case may be, €115 depending on the marital status of the individual.
          French companies must, in principle, deduct a 25% French withholding tax from dividends paid to non-residents. Under most tax treaties between France and other countries, the rate of this withholding tax may be reduced or eliminated in some circumstances. Generally, if dividends are subject to a French withholding tax, a holder who is a non-French resident is subsequently entitled to a tax credit in that holder’s country of residence for the amount of tax actually withheld.
          However, France has entered into tax treaties with various countries under which qualifying residents are entitled to obtain from the French tax authorities a reduction (generally to 15% or 5%) or an elimination of the French withholding tax.
          According to the French tax guidelines, non-French resident individual shareholders who are currently benefiting from a treaty providing for the transfer of the abolished avoir fiscal will benefit from the credit d’impôt of 50% of the distributed amount capped at €230 or €115 depending on the marital status of this taxpayer in respect of dividends paid as from January 1, 2005.
          The following countries, French overseas territories, known as Territoires d’Outre-Mer, and other territories have entered into income tax treaties with France that provide for the transfer of the crédit d’impôt (referred to in the tax treaties as avoir fiscal):

Australia	Germany	Luxembourg	Norway	United Kingdom
Austria	Ghana	Malaysia	Pakistan	United States
Belgium	Iceland	Mali	Senegal	Ukraine
Bolivia	India	Malta	Singapore	Venezuela
Brazil	Israel	Mauritius	South Korea

Burkina Faso	Italy	Mexico	Spain
Cameroon	Ivory	Coast Namibia	Sweden	Mayotte

Canada	Japan	Netherlands	Switzerland	New Caledonia
Finland	Latvia	New Zealand	Togo	Saint-Pierre et Miquelon
Gabon	Lithuania	Niger	Turkey
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
          Estate and Gift Tax
          France imposes estate and gift tax on shares of a French company that are acquired by inheritance or gift, this tax applying without regards to the residence of the transferor. However, France has entered into estate and gift tax treaties with a number of countries pursuant to which, provided that certain conditions are met , residents of the treaty country may be exempt from such tax or obtain a tax credit.
          Non-residents should consult their own tax advisors whether French estate and gift tax would apply to them and whether they might be able to claim an exemption or tax credit pursuant to an applicable tax treaty.
          Wealth Tax
          French individual residents are taxable on their worldwide assets. Non-resident individuals may be subject to French wealth tax (impôt de solidarité sur la fortune) only on their assets which are located in France. However, financial investments made by non-resident individuals, other than in real estate companies, are exempt from wealth taxas long as the individuals own less than 10% of the French company’s capital stock, either directly or indirectly, provided that their shares do not enable them to exercise influence on the French company.
          Even if these conditions are not satisfied, a non-French resident holder may be exempt from French wealth tax if such holder is entitled to more favourable provisions pursuant to double tax treaty between France and the holder’s country of residence.
          Taxation of U.S. Holders
          The following is a summary of the principal U.S. federal income tax considerations that are likely to be material to the ownership and disposition of Flamel Ordinary Shares or Flamel ADSs by a U.S. Holder. A “U.S. Holder” is a beneficial owner of the Flamel Ordinary Shares or Flamel ADSs who is (i) an individual citizen or resident of the United States; (ii) a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof; (iii) an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or (iv) a trust whose administration is subject to the primary supervision of a United States court and over which one or more United States persons have the authority to control all substantial decisions of the trust. If an entity that is treated as a partnership for United States federal income tax purposes holds Flamel Ordinary Shares or Flamel ADSs, the tax treatment of a partner of such partnership will generally depend on the status of the partner and upon the activities and organization of the partnership. If you are a partner of such a partnership you are urged to consult your tax advisor. This discussion does not apply to a U.S. Holder who is also a resident of France for French tax purposes.
                    On August 31, 1994, the United States and France signed a tax treaty, which generally became effective on December 30, 1995. The following is a general summary of the principal tax effects on U.S. Holders for purposes of U.S. federal income tax and French tax, if all of the following five points apply:
•	the U.S. Holder owns, directly or indirectly, less than 10% of Flamel’s share capital;

•	the U.S. Holder is entitled to the benefits of the U.S.-France tax treaty under the ‘limitations on benefits’ article of that treaty;

•	the U.S. Holder holds Flamel Shares as capital assets; and

•	the U.S. Holder’s functional currency is the U.S. dollar.
          For purposes of the U.S.-France tax treaty and U.S. federal income tax, holders who own Flamel ADSs will be treated as holders of the Flamel Ordinary Shares which their Flamel ADSs represent.
          Special rules may apply to United States expatriates, insurance companies, pass-through entities and investors in such entities, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers and persons holding their Flamel Ordinary Shares or Flamel ADSs as part of a conversion transaction, among others. Those special rules are not discussed in this annual report.
          Holders of Flamel Shares should consult their own tax advisers as to the particular tax consequences to them of owning Flamel Shares, including their eligibility for the benefits of the U.S.-France tax treaty, the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.
          Taxation of Dividends
          Withholding Tax Dividends paid to non-residents by French companies are subject to a 25% French withholding tax. Under the U.S.-France tax treaty, this withholding tax is reduced to 15% if a U.S. Holder’s ownership of Flamel Shares is not effectively connected with a permanent establishment or a fixed base that the U.S. Holder has in France.
          Dividends paid to a U.S. Holder by French companies are immediately subject to a reduced rate of 15%, provided that such U.S. Holder establishes before the date of payment that he is a U.S. resident under the Treaty by completing and providing the depositary with a simplified certificate (the “Certificate”) in accordance with the French tax guidelines (4 J–1-05 released on February 25, 2005) with the “Certificate”. Dividends paid to a U.S. Holder that has not filed the Certificate before the dividend payment date will be subject to French withholding tax at the rate of 25% and then reduced at a later date to 15%, provided that such U.S. Holder duly completes and provides the French tax authorities with the relevant form described in the tax guidelines mentioned above (the “Form”) before December 31 of the second calendar year following the year during which the dividend is paid. U.S. Pension Funds and other Tax-Exempt Entities are subject to the same general filling requirements as the U.S. Holders except that they may have supply additional documentation evidencing their entitlement to these benefits.
          The Certificate and the Form, together with instructions, will be provided by the depositary to all U.S. Holders registered with the depositary and is also available from the U.S. Internal Revenue Service. The depositary will arrange for the filing with the French Tax authorities of all certificates properly completed and executed by U.S. Holders of Shares and returned to the depositary in sufficient time that they may be filed with French Tax authorities before the distribution so as to obtain an immediate reduced withholding tax rate.
          U.S. Holders may also claim the credit d’impôt of 50% of the distributed amount capped at €230 or €115 depending on the marital status of this taxpayer, after application of the 15% withholding tax. This specific provision applies to any of the following U.S. Holders (if the ownership of Flamel Shares is not effectively connected with a permanent establishment or a fixed base that the U.S. Holder has in France):
•	the U.S. Holder is an individual or other non-corporate holder that is a resident of the United States for purposes of the U.S.-France tax treaty;

•	the U.S. Holder is a U.S. corporation, other than a regulated investment company;

•	the U.S. Holder is a U.S. corporation which is a regulated investment company, provided that less than 20% of the U.S. Holder’s shares are beneficially owned by persons who are neither citizens nor residents of the United States; or

•	the U.S. Holder is a partnership or trust that is a resident of the United States for purposes of the U.S.-France tax treaty, but only to the extent that the U.S. Holder’s partners, beneficiaries or grantors would qualify as ‘eligible’ under one of the first two points in this list.
          For U.S. federal income tax purposes, the gross amount of a dividend and any crédit d’impôt (referred to in the U.S.-France tax treaty as avoir fiscal), including any French withholding tax, will be included in each U.S. Holder’s gross income as dividend income when payment is received by them (or the custodian, if the U.S. Holder owns Flamel ADSs), to the extent they are paid or deemed paid out of Flamel’s current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. Dividends paid by Flamel will not give rise to any dividends received deduction. They will generally constitute foreign source ‘passive’ income for foreign tax credit purposes. For some recipients, they will constitute foreign source ‘financial services’ income for foreign tax credit purposes.
          Under current guidance by the U.S. Internal Revenue Service, amounts distributed as dividends by Flamel with respect to Flamel Shares or ADSs will constitute “qualified dividend income” and will be subject to a U.S. Federal income tax at the same preferential rates as long-term capital gains, provided that certain holding period and other requirements are met and Flamel is not treated as a PFIC (as defined below under “Taxation of Capital Gains”).
          Also for U.S. federal income tax purposes, the amount of any dividend paid in Euros, including any French withholding taxes, will be equal to the U.S. dollar value of the Euro on the date the dividend is included in income, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder will generally be required to recognize U.S. source ordinary income or loss when the U.S. Holder sells or disposes of the Euros. A U.S. Holder may also be required to recognize foreign currency gain or loss if that U.S. Holder receives a refund under the U.S.-France tax treaty of tax withheld in excess of the treaty rate. This foreign currency gain or loss will generally be U.S. source ordinary income or loss.
          To the extent that any dividends paid exceed Flamel’s current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows:
•	First, as a tax-free return of capital, which will cause a reduction in the adjusted basis of a U.S. Holder’s Flamel Shares. This adjustment will increase the amount of gain, or decrease the amount of loss, which a U.S. Holder will recognize if such U.S. Holder later disposes of those Flamel Shares.

•	Second, the balance of the dividend in excess of the adjusted basis will be taxed as capital gain recognized on a sale or exchange.
          French withholding tax imposed on the dividends a U.S. Holder receives and on any crédit d’impôt (referred to in the U.S.-France tax treaty as avoir fiscal) at 15% under the U.S.-France tax treaty is treated as payment of a foreign income tax. A U.S. Holder may take this amount as a credit or deduction against the U.S. Holder’s U.S. federal income tax liability. The foreign tax credit is subject to various conditions and limitations, including minimum holding period requirements.
          Taxation of Capital Gains
          A U.S. Holder who is a resident of the United States for purposes of the U.S.-France tax treaty will not be subject to French tax on any capital gain if such U.S. Holder sells or exchanges its Flamel Shares, unless the U.S. Holder has a permanent establishment or fixed base in France and the Flamel Shares the U.S. Holder sold or exchanged were part of the business property of that permanent establishment or fixed base. Special rules apply to individuals who are residents of more than one country.

          In general, for U.S. federal income tax purposes, a U.S. Holder will recognize capital gain or loss if the U.S. Holder sells or exchanges its Flamel Ordinary Shares or ADSs. Any such gain or loss will generally be U.S. source gain or loss. If a U.S. Holder is an individual, any capital gain will generally be subject to U.S. federal income tax at preferential rates if the U.S. Holder meets the minimum holding periods.
          Flamel believes that it will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the current taxable year or for future taxable years. However, an actual determination of PFIC status is factual and cannot be made until the close of the applicable taxable year. Flamel will be a PFIC for any taxable year in which either:
•	75% or more of its gross income is passive income; or

•	its assets which produce passive income or which are held for the production of passive income amount to at least 50%of the value of its total assets on average.
          If Flamel were to become a PFIC, the tax applicable to distributions on Flamel Ordinary Shares and ADSs, and any gains a U.S. Holder realizes when the U.S. Holder disposes of such Flamel Ordinary Shares or ADSs, may be less favorable to the U.S. Holder. Each U.S. Holder should consult its own tax advisors regarding the PFIC rules and their effect on the U.S. Holder if they purchase Flamel Ordinary Shares or ADSs.
          French Estate and Gift Taxes
          Under ‘The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978,’ if a U.S. Holder transfers their Flamel Shares by gift, or if they are transferred by reason of the U.S. Holder’s death, that transfer will only be subject to French gift or inheritance tax if one of the following applies:
•	the U.S. Holder is domiciled in France at the time of making the gift, or at the time of the U.S. Holder’s death; or

•	the U.S. Holder used the Flamel Shares in conducting a business through a permanent establishment or fixed base in France, or the U.S. Holder held the Flamel Shares for that use.
          French Wealth Tax
          The French wealth tax does not generally apply to Flamel Shares if the U.S. Holder is a ‘resident’ of the United States for purposes of the U.S.-France tax treaty. It will be the case if the Flamel U.S. Holder does not own a substantial interest (participation substantielle). Pursuant to article 23 §2 of the tax treaty, “an individual is considered to have a substantial interest if he or she owns, alone or with related persons, directly or indirectly, shares, rights, or interests the total of which gives right to at least 25% of the corporate earnings”.
          United States Information Reporting and Backup Withholding
          A U.S. Holder may be required to report dividend payments and proceeds from the sale or disposal of such U.S. Holder’s Flamel Shares to the Internal Revenue Service. U.S. federal backup withholding generally is a withholding tax imposed at current rate of 28% on some payments to persons that fail to furnish required information. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Any U.S. persons required to establish their exempt status generally must file Internal Revenue Service Form W-9, entitled Request for Taxpayer Identification Number and Certification. Finalized Treasury regulations, which are applicable to payments made after December 31, 2000, have generally expanded the circumstances under which information reporting and backup withholding may apply.

          Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.
          Documents on Display
          Flamel is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with those requirements, files reports and other information with the U.S. Securities and Exchange Commission. Copies of reports and other information, when so filed, may be inspected free of charge and may be obtained at prescribed rates at the public reference facility maintained by the SEC at 100F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also access documents filed with the SEC at its website www.sec.gov. Certain of the reports that the Company files with the Commission may be available from time to time on the Company’s internet website, at www.flamel.com. Flamel is not incorporating the contents of its or the SEC’s websites or the website of any other person into this document.
ITEM 11. Quantitative and Qualitative Disclosures About Market Risk
          The Company conducts a significant portion of its business transactions in U.S. dollars. For the year ended December 31, 2005 revenues denominated in U.S. dollars represented 78 % of total revenues. As a result, the Company’s financial results could be significantly affected by the fluctuation of the Euro relative to the U.S. dollar. Specifically, all of the Company’s cash and cash equivalents, totalling $1.0 million as of December 31, 2005, and all of the Company’s marketable securities, totalling $82.8 million as of December 31, 2005, are denominated in Euros, as are the vast majority of the Company’s expenses. If the dollar were to strengthen by 10% versus the Euro, there would be a corresponding negative effect on these items of $8.4 million in our balance sheet. Conversely, if the dollar were to weaken by 10% versus the Euro, there would be a corresponding positive effect on these items in our balance sheet. See ‘Item 5. Operating and Financial Review and Prospects — Overview.’ The Company is not exposed to interest rate risk.
ITEM 12. Description of Securities Other Than Equity Securities
          Not applicable.

PART II
ITEM 13. Defaults, Dividend Arrearages and Delinquencies
          There has not been any material default with respect to any indebtedness of the Company.
ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
          Not applicable.
ITEM 15. Controls and Procedures
          The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report and, based on this evaluation, have concluded that the disclosure controls and procedures are effective.
          There have been no changes in the Company’s internal control over financial reporting that occurred during the Company’s fiscal year ended December 31, 2005 that has materially affected, or is reasonable likely to materially affect, the Company’s internal control over financial reporting.
ITEM 16. [Reserved]
ITEM 16A. Audit Committee Financial Expert
          The Board has determined that Mr. Elie Vannier is an ‘audit committee financial expert,’ as defined by the rules of the SEC. Mr Elie Vannier is ‘independent’ as defined by the NASDAQ Marketplace Rules.
ITEM 16B. Code of Ethics
          The Board adopted a written Code of Ethics. The principles set forth in our Code of Ethics are intended to promote the honest and ethical conduct for our principal executive officer, the principal financial officer, the principal accounting officer or controller, or persons performing similar functions. This was filed as exhibit 11.1 to our annual report on Form 20-F for the year ended December 31, 2003, on April 26, 2004.
ITEM 16C. Principal Accountant Fees and Services
          The following is a summary of the fees billed to Flamel by Ernst &Young Audit for professional services rendered for the fiscal years ended December 31, 2005 and December 31, 2004:

Fee Category	Fiscal 2005 Fees (Euros)	Fiscal 2004 Fees (Euros)
Audit	198,250	117,000
Audit-Related Fees	0	0
Tax Fees	0	0
All Other Fees	0	0
Total Fees	198,250	117,000
All fees were billed in Euros. Using the average exchange rate of 1.24478 U.S dollars per Euro for 2005, and 1.2433 U.S dollars per Euro for 2004, audit fees equaled $246,779 for Fiscal 2005 and $145,466 for Fiscal 2004.
          Audit Fees. Consists of fees billed for professional services rendered for the audit of the Company’s consolidated financial statements, review of the interim consolidated financial statements included in quarterly reports.
          Audit-Related Fees. Consists of fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of Flamel’s consolidated financial statements.

          Tax Fees. Consists of fees billed for professional services for tax compliance, tax advice and tax planning.
          All Other Fees. There were no fees billed for professional services in fiscal years 2005 and 2004 that are not included in one of the above categories.
Audit Committee’s Pre-Approval Policies and Procedures
          Our Audit Committee nominates and engages our independent auditors to audit our financial statements. See also ‘Item 6. Directors, Senior Management and Employees – Board Practices – Committees of the Board of Directors.’ In 2005, our Audit Committee adopted a revised policy requiring management to obtain the Committee’s approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee annually pre-approves, in accordance with an audit plan, specific audit and non-audit services in the categories Audit Service, Audit-Related Services, Tax Consulting Services, and Other Services that may be performed by our auditors. All of the fees to the principal accountants were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X in 2005. Our Chief Financial Officer reviews all individual management requests to engage our auditors as a service provider in accordance with this policy and, if the requested services are permitted pursuant to the audit plan approved by the Audit Committee and are less than €10,000 approves the request accordingly. In the event of a request for services pursuant to the audit plan in excess of €10,000 and less than €20,000, the Chairman of the Audit Committee approves the request. Any services in excess of €20,000 are to be pre-approved by the Audit Committee. We inform the Audit Committee about all approvals made by the Chief Financial Officer or Chairman of the Audit Committee at the following Audit Committee meeting. The chairman of our Audit Committee is not permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors’ independence.
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
ITEM 17. Financial Statements
          Not applicable. See ‘Item 18. Financial Statements.’
ITEM 18. Financial Statements
          The following financial statements, together with the report of Ernst & Young Audit thereon, are filed as part of this Annual Report:
See pages F-1 through F-32
ITEM 19. Exhibits
EXHIBIT INDEX

Exhibit
Number	Description
1.1	Revised Statuts or charter of the Company.

2.1	Deposit Agreement among Flamel, The Bank of New York, as Depositary, and holders from time to time of American Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt). (1)

8.1	List of Subsidiaries (Filed herewith)

11.1	Code of Ethics for CEO (Directeur General), Delegated Managing Directors (Directeurs Generaux Delegues) and Senior Financial Officers (2)

12.1	Certification of the Chief Executive pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith)

12.2	Certification of the Executive Vice President and Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith)

13.1	Certification of the Chief Executive pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Furnished herewith)

13.2	Certification of the Executive Vice President and Chief Financial Officer pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Furnished herewith)

23	Consent of Ernst & Young Audit (Filed herewith).

(1)	Incorporated by reference to Post-Effective Amendment No. 1 to the Company’s registration statement on Form F-6 filed July 26, 2001, as amended (No. 333-12790).

(2)	Incorporated by reference to the Company’s annual report on Form 20-F filed on April 26, 2004. The registrant undertakes to provide to each shareholder requesting the same a copy of each exhibit referred to herein upon payment of a reasonable fee limited to the registrant’s reasonable expenses in furnishing such exhibit.

FLAMEL TECHNOLOGIES S.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
and Shareholders of Flamel Technologies, S.A.
We have audited the accompanying consolidated balance sheets of Flamel Technologies, S.A. (“the Company”) as of December 31, 2005 and 2004 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Flamel Technologies, S.A. at December 31, 2005 and 2004 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles .

ERNST & YOUNG Audit

Represented by

Jean-Luc Desplat

May 23, 2006, Lyon, France

FLAMEL TECHNOLOGIES S.A.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of dollars except share data)

		December 31,
	Note	2004	2005
ASSETS
Current assets:
Cash and cash equivalents	5	$4,591	$1,018
Marketable securities	6	100,783	82,756
Accounts receivable (net of allowance of $565 and $489 at December 31, 2004 and 2005 respectively)		8,203	2,583
Inventory	7	1,597	1,050
Research and development tax credit receivable short term		0	708
Prepaid expenses and other current assets		5,598	3,873

Total current assets		120,772	91,988

Property and equipment, net	8	18,162	22,317
Other assets:
Research and development tax credit receivable long term		6,533	8,950
Other long-term assets		141	1,096

Total assets		$145,608	$124,351

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Current portion of long-term debt	12	$218	$449
Current portion of capital lease obligations	13	334	379
Accounts payable		9,660	11,497
Current portion of deferred revenue	11	2,528	182
Advances from customers		368	385
Accrued expenses	9	4,329	4,457
Other current liabilities	10	5,889	7,547

Total current liabilities		23,326	24,896

Long-term debt, less current portion	12	1,589	2,333
Capital lease obligations, less current portion	13	789	630
Deferred revenue, less current portion	11	860	—
Other long-term liabilities	10 - 17	2,287	9,838

Total long-term liabilities		5,525	12,801

Commitments and contingencies:		—	—

Shareholders’ equity :	14
Ordinary shares: 21,751,590 issued and outstanding at December 31, 2004 and 23,706,590 at December 31, 2005 (nominal value 0.122 euro )		3,135	3,436
Additional paid-in capital		148,389	161,120
Accumulated deficit		(47,806)	(75,183)
Deferred compensation		(1,122)	—
Accumulated other comprehensive income		14,161	(2,719)

Total shareholders’ equity		116,757	86,654

Total liabilities and shareholders’ equity		$145,608	$124,351

See notes to consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of dollars except share data)

		Year ended December 31,
	Note	2003	2004	2005
Revenue:
License and research revenue	3	$20,978	$50,893	$20,825
Product sales and services	2	3,411	3,755	1,757
Other revenues		778	762	1,016

Total revenue		25,167	55,410	23,598

Costs and expenses:
Cost of products and services sold		(3,676)	(3,602)	(2,525)
Research and development		(20,223)	(35,359)	(47,301)
Selling, general and administrative		(5,967)	(7,614)	(14,541)

Total		(29,866)	(46,575)	(64,367)

Income (loss) from operations		(4,699)	8,835	(40,769)

Interest expense		(29)	(45)	(68)
Interest income		192	652	3,671
Foreign exchange gain (loss)		(1,019)	(244)	500
Other income	4	1,128	100	5,003

Income (loss) before income taxes		(4,427)	9,298	(31,663)
Income tax benefit	16	503	3,201	4,286

Net income (loss)		$(3,924)	$12,499	$(27,377)
Earnings (loss) per share	14

Basic earnings (loss) per ordinary share		$(0.22)	$0.58	$(1.19)
Diluted earnings (loss) per share		$(0.22)	$0.53	$(1.19)

Weighted average number of shares outstanding (in thousands) :

Basic		17,762	21,514	22,999
Diluted		17,762	23,559	22,999
See notes to consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands of dollars except share data)

						Accumulated
						Other
	Ordinary Shares		Additional		Deferred	Comprehen-
			Paid-in	Accumulated	Compen-	sive Income	Shareholders’
	Shares	Amount	Capital	Deficit	sation	(Loss)	Equity

Balance at January 1, 2003	16,197,590	$2,366	$71,178	$(56,381)	$(14)	$(4,863)	$12,286

Issuance of ordinary shares on exercise of stock-options	327,500	45	2,048				2,093
Issuance of ordinary shares on exercise of warrants	2,866,500	382	9,846				10,228
Issuance of ordinary shares at €26,73 ($31,58)	2,000,000	288	62,874				63,162
Shares issuance costs			(996)			—	(996)
Deferred stock compensation			2,729		(2,729)		—
Amort. deferred compensation					355		355
Net loss			—	(3,924)	—		(3,924)
Unrealized gains on securities available-for-sale						479	479
Foreign currency translation adjustment			—	—	—	8,378	8,378

Comprehensive income							4,933

Balance at December 31, 2003	21,391,590	$3,081	$147,679	$(60,305)	$(2,388)	$3,994	$92,061

Issuance of ordinary shares on exercise of stock-options	360,000	54	710				764
Amort. deferred compensation					1,266		1,266
Net income				12,499			12,499
Unrealized gains on securities available-for-sale						1,408	1,408
Foreign currency translation adjustment						8,759	8,759

Comprehensive income							22,666

Balance at December 31, 2004	21,751,590	$3,135	$148,389	$(47,806)	$(1,122)	$14,161	$116,757

Issuance of ordinary shares on exercise of warrants	1,125,000	180	9,196				9,376
Issuance of ordinary shares on exercise of stock -options	830,000	121	4,148				4,269
Compensation on warrants granted to non employees			207				207
Amort. deferred compensation			(820)		1,122		302
Net loss				(27,377)			(27,377)
Unrealized gains (loss) on available-for sale securities						(1,887)	(1,887)
Foreign currency translation adjustment						(14,993)	(14,993)

Comprehensive loss							$(44,257)

Balance at December 31, 2005	23,706,590	$3,436	$161,120	$(75,183)	$0	$(2,719)	$86,654

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of dollars except share data)

	Year ended December 31,
	2003	2004	2005
Cash flows from operating activities:
Net income (loss)	$(3,924)	$12,499	$(27,377)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	—
Depreciation of property and equipment	1,712	2,530	4,743
Gain (loss) on disposal of property and equipment	(380)	4	(93)
Gains on sales of marketable securities	(322)	(642)	(3,650)
Grants recognized in other income	(823)
Stock compensation expense	355	1,389	546
Provision for losses on accounts receivable	273	216	—
Increase (decrease) in cash from:
Accounts receivable	(4,032)	532	4,771
Inventory	(569)	(419)	351
Prepaid expenses and other current assets	(1,143)	(3,443)	1,029
Research and development tax credit receivable	(247)	(4,636)	(4,221)
Accounts payable	2,511	4,490	3,303
Deferred revenue	17,280	(20,358)	(2,905)
Accrued expenses	468	2,068	813
Other current liabilities	—	1,451	3,411
Other long-term assets and liabilities	316	169	(110)

Net cash provided by (used in) operating activities	11,475	(4,150)	(19,389)

Cash flows from investing activities:
Purchases of property and equipment	(2,841)	(13,837)	(11,326)
Proceeds from disposal of property and equipment	918	543	154
Proceeds from sales of marketable securities	24,367	37,945	431,055
Purchase of marketable securities	(105,293)	(22,573)	(424,383)

Net cash provided by (used in) investing activities	(82,849)	2,078	(4,500)

Cash flows from financing activities:
Funding from partner GSK	—	6,353	12,311
Use of funds received from partners (GSK) or relating to conditional grants	(99)	(2,475)	(7,951)
Proceeds from loans or conditional grants	175	833	3,470
Principal payments on capital lease obligations	(230)	(389)	(397)
Shares issuance costs	(898)	—
Cash proceeds from issuance of ordinary shares and warrants	75,482	764	13,646

Net cash provided by (used in) financing activities	74,430	5,086	21,079

Effect of exchange rate changes on cash and cash equivalents	(2,133)	378	(763)

Net increase (decrease) in cash and cash equivalents	923	3,392	(3,573)

Cash and cash equivalents, beginning of year	276	1,199	4,591

Cash and cash equivalents, end of year	$1,199	$4,591	$1,018

Supplemental disclosures of cash flow information
Income tax paid	24	10	23
Interest paid	29	45	68
Non cash transactions:
Capital lease obligations incurred	341	800	339
See notes to consolidated financial statements

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
1.1. Nature of business
Flamel Technologies, S.A. (the “Company”) is organized as a société anonyme, a form of corporation under the laws of The Republic of France. The Company was founded in 1990. The Company is engaged in the development of advanced polymer technologies for unique life science applications. The Company operates primarily in France.
1.2. Principles of consolidation
The accompanying consolidated financial statements were prepared in accordance with U.S generally accepted accounting principles (U.S. GAAP).
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
The accompanying consolidated financial statements include the Company and its wholly-owned subsidiary in the United States. All inter-company accounts and transactions have been eliminated.
1.3. Translation of financial statements of foreign entities and foreign currency transactions
The reporting currency of the Company and its wholly-owned subsidiary is the U.S. dollar. All assets and liabilities in the balance sheets of the Company, whose functional currency is the Euro, except those of the U.S. subsidiary whose functional currency is the U.S. dollar, are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at year-end rates, (2) income statement accounts at weighted average exchange rates for the year, and (3) shareholders’ equity accounts at historical rates. Corresponding translation gains or losses are recorded in shareholders’ equity.
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

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
1.5. Governmental Grants
The Company receives financial support for various research and investment projects from governmental agencies. The Company recognizes proceeds from unconditional grants related to investment projects as a reduction of the carrying amount of the assets subsidized. Conditional grants received are recognized in other income when all conditions stated in the grant have been met and the funding has been received.
1.6. Research and development costs
Research and development (R&D) expenses comprise the following types of costs incurred in performing R&D activities: salaries, allocated overhead and occupancy costs, clinical trial and related clinical manufacturing costs, contract and other outside service fees. Research and development expenditures are charged to operations as incurred.
The Company does not disclose research development costs per partner funded contract and does not believe such disclosure would be material to investors.
1.7. Concentration of credit risk
The Company’s cash and cash equivalents are deposited with HSBC, Crédit Lyonnais and Crédit Agricole, major French banks.
The marketable securities are issued by institutions with strong credit ratings.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Company’s revenues are derived mainly from collaborative research and development contracts with pharmaceutical and chemical companies based in Europe and the United States. All significant customers are discussed in Note 3.
The Company performs ongoing credit evaluations of its customers and maintains provisions for potential credit losses as considered necessary. The Company generally does not require collateral. Historically, the Company has not experienced significant credit losses on its customer accounts. The allowance for doubtful accounts was $305,000, $565,000 and $489,000 at December 31, 2003, 2004 and 2005, respectively.
1.8. Earnings per share
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
1.9. Cash and cash equivalents
Cash and cash equivalents consist of highly liquid investments with a maturity of three months or less at the date of purchase. Cash and cash equivalents consist of cash on deposit and cash on hand.
1.10 Marketable securities
Marketable securities consist of highly liquid investments in money market mutual funds. As of December 2005, Flamel Technologies’ marketable securities are classified as available-for-sale securities in accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (SFAS 115). These investments are recorded at fair value, which is based on quoted market prices . Accordingly, unrealized gains and losses are included in accumulated other comprehensive income until realized.
1.11. Accounts Receivable
Accounts receivable are stated at amounts invoiced net of allowances for doubtful accounts. The Company makes judgments as to its ability to collect outstanding receivables and provides allowances for the portion of receivables deemed uncollectible. Provision is made based upon a specific review of all significant outstanding invoices.
1.12. Inventories
Inventories consist principally of raw materials and finished products, which are stated at the lower of cost or market with cost determined under the first-in, first-out (“FIFO”) method. Raw materials used in the production of pre-clinical and clinical products are expensed as research and development costs when consumed. The Company establishes reserves for inventory estimated to be obsolete, unmarketable or slow-moving on a case by case basis, equal to the difference between the cost of inventory and estimated market value based upon assumptions about future demand, technology and market conditions.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.13. Property and equipment
Property and equipment is stated at historical cost less accumulated depreciation. Depreciation and amortization are primarily computed using the straight-line method over the following estimated useful lives:

Land and buildings	20 years
Laboratory equipment	4 - 5 years
Office and computer equipment	3 years
Furniture, fixtures and fittings	5-10 years
Assets under capital leases are amortized over the economic lives of the assets or the remaining lease terms, whichever are shorter. Amortization of the carrying value of assets under capital leases is included in depreciation expense.
1.14. Impairment of Long-Lived Assets
The Company reviews the carrying value of its long-lived assets, including fixed assets and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Recoverability of long-lived assets is assessed by a comparison of the carrying amount of the asset (or the group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets. If the future net undiscounted cash flows is less than the carrying amount of the asset or group of assets, the asset or group of assets is considered impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to its then fair value. Fair value is determined by discounting the cash flows expected to be generated by the asset, when the quoted market prices are not available for the long-lived assets. Estimated future cash flows are based on assumptions and are subject to risk and uncertainty.
1.15. Income taxes
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
1.16. Employee stock options and warrants
The company accounts for stock options granted to employees and warrants granted to non-employee board members under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related Interpretations. In accordance with APB 25, the Company recognizes stock-based employee compensation cost over the vesting period when the options or the warrants granted have an exercise price lower than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31
(In thousands of U.S. dollars except share data)	2003	2004	2005
Net income (loss), as reported	(3,924)	12,499	(27,377)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	355	1,619	335
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,277)	(7,254)	(2,220)

Pro forma net income (loss)	(6,846)	6,864	(29,262)

The fair value of each stock option and warrant granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31
	2003	2004	2005
Weighted-average expected life (years)	4.90	6.26	6.06
Expected volatility rates	115.08%	73.37%	59.84%
Expected dividend yield	—	—	—
Risk-free interest rate	3.50%	3.34%	3.02%

	Year Ended December 31
(In thousands of U.S. dollars except share data)	2003	2004	2005
Earnings per share:
Basic, as reported	(0.22)	0.58	(1.19)
Basic, pro forma	(0.39)	0.31	(1.27)

Diluted, as reported	(0.22)	0.53	(1.19)
Diluted, pro forma	(0.39)	0.28	(1.27)

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The weighted-average fair value and the weighted average exercise price of options and warrants granted during 2003, 2004 and 2005 were as follows:

	Year Ended December 31
(In U.S. dollars)	2003		2004		2005
	Weighted avg.	Weighted avg.	Weighted avg.	Weighted avg.	Weighted avg.	Weighted avg.
	Fair value[1]	Exer. Price[1]	Fair value[1]	Exer. Price[1]	Fair value[1]	Exer. Price[1]
Options or warrants whose price equaled market price of the underlying shares on the date of grant	13.89	16.78	10.96	12.83	9.61	16.82
Options or warrants whose price was less than the market price of the underlying shares on the date of grant	21.21	11.29	—	—	—	—
Options or warrants whose price was more than the market price of the underlying shares on the date of grant			13.38	20.43
     [1] Historical exchange rate
1.17. Comprehensive Income
Other comprehensive income for the Company consists both of foreign currency translation adjustments and the recognition of the unrealized gains (losses) related to available-for-sale securities. Each item is shown separately in the consolidated statements of shareholders’ equity.
1.18. Recent Accounting Pronouncements
On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123(R) originally required adoption no later than July 1, 2005. In April 2005, the Securities and Exchange Commission (“SEC”) issued a release that amended the compliance dates for Statement 123(R). Under the SEC’s new rule, the Company will be required to apply Statement 123(R) as of January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt Statement 123(R) on January 1, 2006,.
Statement 123(R) permits public companies to adopt its requirement using one of two methods :
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

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The company plans to adopt Statement 123(R) using the modified prospective method.
As permitted by Statement 123, the company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)’s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. Upon adoption of Statement 123(R), the company estimates that the 2006 expense associated with grants made up to March 31, 2006 will be approximately $9.7 million. The actual expense reported in the statements of income will be impacted by factors which may include, but are not limited to: (i) actual forfeiture rate, resulting from individuals terminating their employment with the company before the end of the applicable options’ vesting schedule, being greater than the expected forfeitures based on turnover assumptions; (ii) the exchange rate between the U.S. dollar and the Euro as the company’s options were issued in euros but the expense will be reflected in U.S. dollars; and (iii) additional stock-based awards granted or issued after December 31, 2005. Had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 1.15 to our consolidated financial statements.
In December 2004, the FASB issued Statement 153, Exchanges of Non-monetary Assets, an Amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions (FAS 153). This Statement eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. FAS 153, is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and is not expected to have a material impact on the Company’s results of operations, cash flows or financial position.
On June 7, 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20, “Accounting Changes”, and Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”. Statement 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles were required to be recognized via a cumulative effect adjustment within net income of the period of the change. Statement 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Statement 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. We do not believe adoption of Statement 154 will have a material effect on our consolidated financial position, results of operations or cash flows.
2. SUBCONTRACTING AGREEMENT
In accordance with the terms of a subcontracting agreement signed with SmithKline in December 1996, the Company recognized as revenues in product sales a total amount of $115,000 in 2003 and $120,000 in 2004 consisting mainly of Cimetidine and Tagamet formulations. This agreement was renewed for 2005 and the product sales to SmithKline totaled $102,000 for the year ended December 31, 2005.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. LICENSE, RESEARCH AND CONSULTING AGREEMENTS
TAP Pharmaceutical Products Inc.
On January 30, 2004, Flamel Technologies and TAP Pharmaceutical Products Inc, (“TAP”) entered into a licensing agreement whereby the company agreed to license its controlled release Micropump® in order to develop a new formulation of Prevacid®, a proton pump inhibitor. The agreement was subject to FDA approval received on September 10, 2004.
In consideration of this agreement, TAP made an initial payment of $1,000,000 and agreed to make additional milestones payments upon achievement of certain events. The $1,000,000 initial payment was being recognized on a straight line basis over the three-year term of the development period. In 2004, the Company recognized licensing fees of $611,000 representing a milestone payment of $508,000 and amortization of the up-front payment for $103,000. In addition Flamel recognized research and development revenues of $4,862,000.
On September 2, 2005 TAP gave notice of the termination of the license agreement to Flamel. As the Company has fulfilled all of its obligations under this contract as of December 31, 2005, the remaining amount of the up-front payment of $913,000 was recognized as licensing fees in 2005. The Company also recognized in 2005 research and development revenues of $6,757,000 and a milestone payment of $1,462,000.
Bristol-Myers Squibb
On August 27, 2003, Flamel Technologies and Bristol-Myers Squibb (“BMS”) entered into a licensing and commercialization agreement to develop and market Basulin®, a controlled release unmodified human insulin. The agreement was subject to antitrust clearance, which was obtained on October 17, 2003.
In consideration of the agreement, BMS made a $20 million initial payment and agreed to make additional milestone payments upon achievement of certain events. The initial payment was being recognized on a straight-line basis over the term of the development period of three years. The Company recognized licensing fees of $1,315,000 in 2003 with respect to this initial payment. In addition, Flamel also recognized research and development revenues of $3,811,000 in 2003 under this agreement.
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
On January 31, 2005 Flamel Technologies and BMS entered into a termination agreement, with respect to the former licensing agreement. Under the terms of the January 31, 2005 agreement, the company recognized $4,875,000 as other income (see note 4).

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SB Pharma Puerto Rico Inc. (GSK)
In March 2003, Flamel Technologies and SB Pharma Puerto Rico Inc (“GSK”) entered into a license agreement whereby the Company agreed to license its controlled-release Micropump® in order to develop a new formulation for an undisclosed existing product. This product was disclosed by GlaxoSmithKline, in March 2006, to be Carvedilol, which is marketed by GlaxoSmithKline as Coreg®. In accordance with this license agreement, the Company recognized research and development revenues of $4,379,000 and licensing fees of $3,311,000 in 2003. These licensing fees include two milestones payments of $967,000 and $1,822,000. The remaining $522,000 relates to the $2,000,000 upfront payment received in March 2003, which is being recognized as revenue on a straight-line basis over the term of the development period of three years.
In 2004, the Company recognized research and development revenues of $6,399,000. The Company also recognized $2,053,000 of milestones payment and $766,000 of amortization of the initial up-front payment.
In 2005, the Company recognized research and development revenues of $6,882,000. The Company also recognized $2,046,000 of milestones payment and $766,000 of amortization of the initial up-front payment.
In December 2004, Flamel and GlaxoSmithKline (GSK) entered into a four year supply agreement whereby Flamel agreed to supply GSK with commercial supplies of product. The provisions of the agreement include payments to Flamel of $20,717,000 to support the costs and capital expenditure relative to the creation of a manufacturing area for the production of commercial supply of the product. The capital expenditures consist of both buildings and fixtures, and production equipment. Flamel will have immediate title to buildings and fixtures; however title to production equipment vests with GSK for the duration of the supply agreement.
If the Company breaches the supply agreement through gross negligence, GSK can chose to terminate the supply agreement. The likely occurrence of this event is deemed remote given the Company’s ability to perform under supply arrangements based on its historical experience. In the event of a breach and a decision to terminate the agreement, all payments received become repayable to GSK and Flamel will receive immediate title to all production equipment. As of December 2005, Flamel had received five installments for $17,696,000.
Upon cessation of the supply agreement, in the normal course, GSK will pass title to all production equipment to Flamel without cost of any kind.
A total of $6,947,000 has been spent on the acquisition of buildings and fixtures and a total of $8,700,000 has been spent on behalf of GSK for the purchase of production equipment. As of December 31, 2005, the remaining advance from GSK amounts to $1,854,000 and will be used in 2006 to fund the remaining capital investment required for completion of the manufacturing area. This advance is reported in the balance sheet as an ”advance received from partners” in “other current liabilities” (see note 10). The funds received from GSK to finance the acquisition of assets owned by Flamel is classified in other current liability for $1,042,000 and in other long term liability for $5,905,000. The $6,947,000 liability will be amortized on a pro-rata basis over the expected life of the related assets and reflected as an offset of the depreciation of the related assets.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Biovail
In February 2003, Flamel Technologies entered into a license agreement with Biovail whereby the Company agreed to license to Biovail the exclusive North America rights to Flamel’s oral solid controlled release formulation of acyclovir. In consideration for this license, the Company received $500,000, which we recognized on a straight-line basis over the development period of 3 years. The Company recognized $192,000 during the year ended December 31, 2004. The company also recognized research revenues of $603,000 in 2004.
On March 3, 2005 Flamel announced the termination of the licensing agreement with Biovail. As the Company has fulfilled all of its obligations under this contract as of December 31, 2005, the remaining amount of the up-front payment of $213,000 was recognized as licensing fees in 2005.
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
In October 2003, Beecham gave notice of the termination of the license agreement to Flamel. As the Company had fulfilled all of its obligations under this contract as of December 31, 2003, the remaining amount of the up-front payment of $1,418,000 was recognized as licensing fees in 2003. The Company did not recognize any revenues from Beecham in 2004 and 2005.
Servier
In December 2001, Flamel Technologies and Laboratoires Servier, (“Servier”) entered into a license and development agreement whereby the Company agreed to license its Micropump® control release technology to Servier for use with an undisclosed product of Servier. In consideration for the agreement, Servier made a $3 million initial payment and made additional milestone payments upon achievement of certain events. The $3,000,000 initial payment has been recognized on a straight-line basis over the term of anticipated development of the product (i.e. 3 years). The Company recognized licensing fees of $1,353,000 in 2004 with respect to this initial payment. In addition, Flamel recognized research and development revenues of $228,000 in 2004. No revenues were recognized in 2005 under this contract.
Corning
In December 1998, the Company signed a long-term research and product development agreement with Corning France and Corning Incorporated. Pursuant to the terms of this agreement, Flamel receives regular research payments and royalties on the sales of Corning products that utilize Flamel’s innovations. The Company recognized research revenue and sales of pilot batches of, $396,000 in 2003.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The company also recognized royalties on Corning’s sales of $719,000 in 2003, $762,000 in 2004, and $1,016,000 in 2005.
Others
The Company recognized research and development revenues on several feasibility studies with undisclosed partners for an amount of $2,970,000 in 2003, $780,000 in 2004 and no significant revenues in 2005.
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
Other income of $5 million in 2005 consisted mainly of $4,875,000 termination fee received from BMS under the terms of the termination agreement signed on January 31, 2005.
5. CASH AND CASH EQUIVALENTS
Cash consists of cash on deposit held in several major banks and cash on hand.
The components of cash and cash equivalents were as follows:

	December,31
(In thousands of U.S. dollars)	2004	2005
CCF HSBC deposit	$3,668	$185
Credit Lyonnais deposit	627	596
Other deposits	296	237

Total cash and cash equivalents	$4,591	$1,018

6. MARKETABLE SECURITIES
Marketable securities are classified as available-for-sale securities and are recorded at fair market value. Unrealized gains and losses are recorded as other comprehensive income in shareholder’s equity, net of income tax effects.
For the year ended December 31, 2004 marketable securities amounted to $100,783,000 of which $4,248,000 relates to an advance from GSK. For the year ended December 31, 2005 marketable securities

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
amounted to $82,756,000 of which $1,854,000 relates to the remaining advance from GSK. (see notes 3 and 10). This advance was invested in marketable securities until needed.
As of December 31, 2004, unrealized gain amounted to $1,925,000. As of December 31, 2005 unrealized gains were not material.

	Fair value		Value at cost		Unrealized Gains (Losses)
(in thousands of U.S dollars)	2004	2005	2004	2005	2004	2005

Credit Agricole securities	48,490	33,573	47,491	33,573	999	—
Credit Lyonnais securities	1,085	393	1,082	393	3	—
HSBC securities	51,208	48,790	50,287	48,789	921	1

Total	100,783	82,756	98,860	82,755	1,923	1

Gross realized gains on sales of these available-for-sale securities amounted to $322,000, $642,000 and $3,651,000 for the years ended December 31, 2003, 2004 and 2005 respectively.

	Proceeds from sales		value at cost of securities sold		Gross gains (Losses)
(in thousands of U.S dollars)	2004	2005	2004	2005	2004	2005

Credit Agricole securities	13,925	173,063	13,647	171,388	278	1,675
Credit Lyonnais securities	3,181	6,845	3,131	6,817	50	28
HSBC securities	20,839	251,147	20,525	249,200	314	1,947

Total	37,945	431,055	37,303	427,405	642	3,650

7. INVENTORY
The components of inventories were as follows :

	December 31,
(In thousands of U.S. dollars)	2004	2005
Raw materials	1,445	1,083
Finished goods	361	40
Provision for inventory obsolescence	(209)	(73)

Inventories, net	1,597	1,050

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
8 . PROPERTY AND EQUIPMENT
The components of property and equipment were as follows:

	December 31,
(In thousands of U.S. dollars)	2004	2005
Land and buildings	121	105
Laboratory equipment	15,906	18,128
Office and computer equipment	1,875	2,036
Furniture, fixtures and fittings	5,667	9,733
Construction in progress	9,701	8,742

Total property and equipment	33,270	38,744
Less accumulated depreciation and amortization	(15,108)	(16,427)

Property and equipment, net	18,162	22,317

Depreciation expense related to property and equipment amounted to $1,712,000 and $2,530,000 and $4,743,000 for the years ended December 31, 2003, 2004 and 2005, respectively.
Property and Equipment include costs of $2,994,000 and $1,820,000 at December 31, 2004 and 2005 that are related to capitalized lease assets. Accumulated amortization of these leased assets was approximately $1,893,000 and $1,032,000 at December 31, 2004 and 2005, respectively. Depreciation expense on assets held under capital leases is included in total depreciation expense for the years ended December 31, 2003, 2004 and 2005 and amounted to $386,000, $337,000 and $580,000 respectively.
Construction in progress of $9,701,000 and $8,742,000 at December 31, 2004 and 2005 is related to our ongoing expansion of development and production facilities at our site in Pessac.
9. ACCRUED EXPENSES
Accrued expenses consist mainly of expenses related to bonuses, paid vacations, compensatory leaves and related social charges.
Accrued expenses comprises the following:

	December 31,
(In thousands of U.S. dollars)	2004	2005
Accrued compensation	1,930	2,119
Accrued social charges	2,263	2,308
Other	136	29

Total accrued expenses	4,329	4,457

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
10. OTHER CURRENT AND LONG TERM LIABILITIES
10.1. Other current liabilities
Other current liabilities comprise the following:

(In thousands of U.S. dollars)	2004	2005
Advance received from partner GSK	4,248	1,854
Funding from partner GSK short term	—	1,042
Provision for costs	—	4,400
Withholding tax	1,547	—
Service award provision short term	—	172
Other	94	79

Total Other current liabilities	5,889	7,547

In connection with the supply agreement with GSK (see note 3), the Company received funds to finance facilities related assets. As of December 2005, Flamel had received five installments for $17,696,000. A total of $6,947,000 has been spent on the acquisition of buildings and fixtures and a total of $8,700,000 has been spent on behalf of GSK for the purchase of production equipment. As of December 31, 2005, the remaining advance from GSK amounts to $1,854,000 and will be used in 2006. The funds received from GSK to finance the acquisition of assets owned by Flamel is classified as a current liability for $1,042,000 and as a long term liability for $5,905,000 (see note 10.2). The $6,947,000 liability will be amortized on a pro-rata basis over the expected life of the related assets and reflected as an offset of the depreciation of the related assets.
The provision for costs of $4.4 million in 2005 results from the consequence of the departure of the Chairman, CEO and founder of Flamel Technologies and related parties. These costs include French social security contributions associated with the exercise of stock options.
The Service award provision is accrued over the respective service period (5, 10 and 15 years) using actuarial assumptions and calculations as for the lump sum retirement indemnity (see note 17).
For the year ended December 31, 2005 the provision for service award amounted to $979,000 of which $172,000 is short term.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
10.2. Other long term liabilities
Other long term liabilities are composed of the following:

(In thousands of U.S. dollars)	2004	2005
Funding from partner GSK long term	1,143	5,905
Conditional grants	—	2,072
Provision for retirement indemnity (see note 17)	613	664
Service award provision long term	—	807
Other	531	390

Total Other long term liabilities	2,287	9,838

Conditional grants of $2.1 million were received from local authorities to partly finance investments in new development facilities at Pessac. The grants are conditional on completion of the total investment programme and ongoing employment at the facilities for a period of three to five years. Conditional grants are recognized in other income when all conditions stated in the grant have been met.
11. DEFERRED REVENUE
Current portion of deferred revenue comprises of upfront licensing fees which are recognized over the development period of the contract.
12. LONG-TERM DEBT
Long-term debt comprises:

	December 31,
(In thousands of U.S. dollars)	2004	2005
Anvar loans (a) :
Asacard program	934	809
Other programs	270	234
French Ministry of Industry (b)	603	1,739

Total	1,807	2,782

Current portion	218	449

Long-term portion	1,589	2,333

(a)	Anvar is an agency of the French government that provides financing to French companies for research and development. At December 31, 2004 and 2005, the Company had outstanding loans from Anvar of $1,204,000 and $1,043,000, respectively. These loans do not bear interest and are repayable only in the event the research project is technically or commercially successful. In 2001, the Company renegotiated the

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
timing for the potential repayment of those loans, which was initially scheduled between 2002 and 2005. In 2005, the Company asked Anvar to recognize the commercial failure of one of the programs and solicited a further postponement of the scheduled repayments under the Asacard program. Potential repayment is now scheduled to occur from 2006 through 2008.
(b) In 2002, the Company received a loan of $464,000 from the French Ministry of Industry on a research project (the “Proteozome” project) related to the development of new Medusa applications. Pursuant to the agreement, the Company is granted a loan equal to 50% of the total expenses incurred on this project over a three-year period beginning on January 2, 2002. The remainder of the advance of $1,217,000 has been received in 2005. One third of this loan is due for repayment in July 2008 with the remainder due on July 2011. The loan is non-interest bearing and is repayable only in the event the research project is technically or commercially successful.
Total future payments on long-term debt for the years ending December 31 (assuming the underlying projects are commercially or technically successful for governmental research loans) are as follows:

(In thousands of U.S. dollars)	December 31,
2006	449
2007	324
2008	849
2011	1,160

2,782

13. CAPITAL LEASE OBLIGATIONS
The Company leases certain of its equipment under capital leases. Each lease contract generally has a term of four years with a purchase option of one euro. No specific restrictions or guarantee provisions are included in the arrangement.
Future payments on capital lease for the years ending December 31 are as follows :

(In thousands of U.S. dollars)	December 31,
2006	409
2007	406
2008	217
2009	27

Total	1,059

Less amounts representing interest	(50)

Capital lease	1,009
Less current portion	379

Long -term portion	630

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Interest paid in the years ended December 31, 2003, 2004 and 2005 was approximately $27,000, $37,000 and $50,000, respectively.
14. EARNINGS PER SHARE
The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	Year ended December 31,
(In thousands, except per share amounts)	2003	2004	2005
Numerator:

Net income (loss)	$(3,924)	$12,499	$(27,377)

Denominator:
Weighted average shares outstanding used for basic earnings (loss) per share	17,762,050	21,513,905	22,998,504

Effect of dilutive securities:
Stock-options and warrants		2,045,249

Weighted average shares outstanding and dilutive securities used for diluted earnings (loss) per share	17,762,050	23,559,154	22,998,504

Basic earnings (loss) per share	$(0.22)	$0.58	$(1.19)

Diluted earnings (loss) per share	$(0.22)	$0.53	$(1.19)

For the years ended December 31, 2003 and 2005, the effects of dilutive securities were excluded from the calculation of earnings per share as a net loss was reported in these periods.
15. SHAREHOLDERS’ EQUITY
15.1. Preemptive subscription rights
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
15.2. Dividends
Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception, as the result of an accumulated statutory deficit of approximately $67.5 million at December 31, 2005. Dividend

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
distributions, if any, will be made in euros. The Company has no plans to distribute dividends in the foreseeable future.
15.3. Warrants
On April 6, 2000, the Company issued warrants at a price of €0.00 (FRF0.01) per warrant to purchase up to 3,726,500 ordinary shares to certain private investors, including the venture capital funds and affiliates of Biotechnology Value Fund, Alta Partners and Chase Capital Partners. These warrants provide for physical settlement in unregistered shares and convey no other rights. This issuance included 1,799,000 Class A warrants, 642,500 Class B warrants and 1,285,000 Class C warrants. These warrants have a five-year term. The Class A and Class B warrants are exercisable at €5.96 per share and the Class C warrants are exercisable at €0.122 per share. The number of Class B Warrants and Class C warrants that may be exercised has been determined in relation to the closing price of the Company’s ADS on the NASDAQ National Market in 2000. As of December 2003, 2,776,500 warrants have been exercised. As of December, 31, 2005 the remaining 950,000 warrants have been exercised.
On June 14, 2000 the Company issued, at a price of €0.00 per warrant, 120,000 warrants to certain Directors of the Company giving them the right to subscribe to 120,000 ordinary shares at the price of €4.88 per share. These warrants are issued for a five-year period and vest ratably over four years from the date of issuance. As of December 31, 2003, 60,000 warrants were exercised and 50,000 warrants were forfeited then cancelled due to the departure of certain Directors. As of December 31, 2005, the 10,000 remaining warrants were exercised.
On July 19, 2001, the Company issued, at a price of €0.00 per warrant, 70,000 warrants to certain Directors of the Company giving them the right to subscribe to 70,000 ordinary shares at the price of €5.95 per share. These warrants are issued for a five-year period and will vest ratably over four years from the date of issuance. In 2002, 50,000 warrants were forfeited then cancelled. During 2003 and 2004, 10,000 warrants were exercised and 5,000 were forfeited then cancelled. As of December 31, 2005, the 5,000 remaining warrants were exercised.
On June 20, 2002, the Company issued, at a price of €0.01 per warrant, 80,000 warrants to certain Directors of the Company giving them the right to subscribe to 80,000 ordinary shares at the price of €2.33 per share. These warrants were issued for a five-year period and will vest ratably over four years from the date of issuance. During 2003, 20,000 warrants were exercised and 30,000 warrants were forfeited then cancelled. During 2005, 20,000 warrants were exercised and the remaining 10,000 warrants were forfeited then cancelled.
On September 19, 2002, the Company issued, at a price of €0.01 per warrant, 40,000 warrants to a Director of the Company giving him the right to subscribe to 40,000 ordinary shares at the price of €1.36 per share. These warrants are issued for a five-year period and will vest ratably over four years from the date of issuance. During 2003, the 40,000 warrants were forfeited then cancelled.
On November 7, 2003, the Company issued, at a price of €0.01 per warrant, 200,000 warrants to certain Directors of the Company giving them the right to subscribe to 200,000 ordinary shares at the price of €9,88 per share. Out of these 200,000 warrants, 120,000 are issued for a five-year period and will vest ratably over four years from the date of issuance, whereas the remaining 80,000 warrants vested at the General Shareholders meeting on June 22, 2004. The Company accounted for these warrants granted to non-employee directors for their services as directors under APB 25. Under APB 25, when the exercise price of the Company’s warrants is less than the market price of the underlying shares at the date of grant, the Company records deferred compensation expense, which is being amortized on a straight-line basis over the

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
vesting period. The deferred compensation related to these warrants amounted to $2,729,000 at the date of grant. The Company recorded compensation expense related to these 200,000 warrants of $346,000, $1,378,000 and $325,000 for 2003, 2004 and 2005 respectively. During 2005 140,000 warrants were exercised and the remaining 60,000 were forfeited then cancelled.
On June 22, 2004 the Company issued, at a price of €0.01 per warrant, 80,000 warrants to certain Directors of the Company giving them the right to subscribe to 80,000 ordinary shares at the price of €21.73 per share. These warrants were proposed by the Board of Directors held in March 31, 2004 with an attribution price equaled to the market price the day before (€21.73) since the exercise price was more than the market price. On June 22, 2004 (date of Extraordinary General Meeting), no charges were recorded as per APB25. These warrants are issued for a five-year period and will vest ratably over four years from the date of issuance. During 2005, the 80,000 warrants were forfeited then cancelled.
On March 4, 2005 the Company issued, at a price of €0.01 per warrant, 40,000 warrants to the scientific advisors of the Company giving them the right to subscribe to 40,000 ordinary shares at the price of €12.34 per share. These warrants are subject to vesting for 25% at the subscription and the remainder vest ratably over a three year period. The exercise of these warrants should occur before January 3, 2010.
According to EITF 96-18 and FAS123 a compensation expense of $212,000 has been recorded in fiscal year 2005.
The summary of warrants activity is as follows:

		Weighted
		Average Exercise	Weighted
	Warrants	Price in U.S	Average Exercise
	Outstanding	dollars [1]	Price in Euros
Balance at January 1, 2003	3,946,500	$3.75	€3.92
Warrants granted	200,000	$11.29	€9.88
Warrants exercised	2,866,500	$3.16	€3.29
Warrants cancelled	85,000	$2.28	€2.39
Balance at December 31, 2003	1,195,000	$6.55	€6.52
Warrants granted	80,000	$26.27	€21.73
Balance at December 31, 2004	1,275,000	$7.79	€7.47
Warrants granted	40,000	$16.18	€12.34
Warrants exercised	1,125,000	$6.34	€6.37
Warrants cancelled	150,000	$18.68	€15.70
Balance at December 31, 2005	40,000	$16.18	€12.34
[1] Historical exchange rate at date of grant

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Exercise prices for warrants outstanding as of December 31, 2005 were as follows:

	Warrants Outstanding			Warrants Exercisable
		Weighted	Weighted		Weighted
		average	average		average
Exercise prices in	Number of	remaining	exercise price	Number of	exercise price
euros	shares	contractual life	in euros	shares	in euros
12.34	40,000	4.01	12.34	10,000	12.34
15.4. Stock options
The Company issued stock options under plans approved by shareholders in 1990, 1993, 1996, 2000, 2001, 2003, 2004 and 2005. The option terms provide for exercise within a maximum 10-year term as from the date of grant. Generally, each option vests no more than four years from the date of grant. In accordance with APB 25, the difference between the exercise price and the fair value of the underlying share on the grant date has been recorded as deferred compensation expense and is being amortized on a straight-line basis over the vesting period. The amounts expensed under these plans in 2003, 2004 and 2005 were $9,000, $11,000 and $10,000 respectively.
The activity under the option plans is as follows :

			Weighted Average	Weighted Average
	Shares Available	Options Granted	Exercise Price in	Exercise Price in
	for Grant	and Outstanding	U.S dollars [1]	Euros
Balance at January 1, 2003	115,000	2,315,000	$3.36	€3.56

Options authorized	1,900,000
Granted	(1,350,000)	1,350,000	$16.66	€13.93
Exercised	—	(327,500)	$5.33	€5.61
Cancelled or expired	107,500	(117,500)	$4.09	€4.09

Balance at December 31, 2003	772,500	3,220,000	$8.65	€7.68

Granted	(926,500)	926,500	$20.75	€16.15
Exercised	—	(360,000)	$1.55	€1.72
Cancelled or expired	203,000	(203,000)	$25.27	€20.81

Balance at December 31, 2004	49,000	3,583,500	$11.55	€9.72

Options authorized	1,500,000
Granted	(1,545,500)	1,545,500	$16.83	€13.64
Exercised	—	(830,000)	$4.12	€4.26
Cancelled or expired	794,000	(874,000)	$19.60	€15.69

Balance at December 31, 2005	797,500	3,425,000	$13.69	€11.31

[1] Historical exchange rate at date of grant
Stock options outstanding at December 31, 2005, which expire from 2010 to 2015 had exercise prices ranging from €1.36 to € 20.81. The weighted average remaining contractual life of all options is 8.28 years. As of December 31, 2005, there were 3,425,000 outstanding options at a weighted average exercise price of €11.31, of which 1,286,250 were exercisable at a weighted average price of € 6.46.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Exercise prices for options outstanding as of December 31, 2005 were as follows:

	Stock Options Outstanding			Stock Options Exercisable
		Weighted
		average	Weighted		Weighted
Range of		remaining	average		average
exercise prices	Number of	contractual	exercise price	Number of	exercise price
in euros	shares	life	in euros	shares	in euros
0 to 1.36	190,000	6.09	1.22	167,500	1.20
2.33 to 2.77	315,000	6.10	2.50	315,000	2.50
4.11 to 4.86	405,000	6.71	4.35	358,750	4.37
6.40 to 7.58	150,000	4.91	6.71	150,000	6.71
9.88 to 12.02	380,000	8.74	11.16	85,000	9.88
12.86 to 16.23	1,596,000	9.63	14.19	72,500	14.81
19.2 to 20.81	389,000	8.02	20.57	137,500	20.65

	3,425,000	8.28	11.31	1,286,250	6.46

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
In January 1997, the French parliament adopted a law that requires French companies and beneficiaries to pay social contributions, which generally represent 45% of the taxable salary, on the difference between the exercise price of a stock option and the fair market value of the underlying shares on the exercise date if the beneficiary sells the stock before a four-year period following the grant of the option (five years for options granted before 2000). The new law is consistent with personal income tax law that requires individuals to pay income tax on the difference between the option exercise price and the fair value of the shares at the sale date if the shares are sold within four years of the option grant The law applies to all options exercised after January 1, 1997.
The Company has recorded a liability for social charges arising from exercise of stock options by employees having left the company and for which the underlying shares have been sold within four years of the option being granted (see note 10.1). The company has instituted a rule whereby, whilst remaining an employee of the company, an individual may not sell the underlying share within four years of the option being granted.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15.5. Accumulated other comprehensive income
The components of accumulated other comprehensive income are as follows :

	December 31,
(In thousands of U.S. dollars)	2004	2005
Unrealized gains on available-for-sale securities	1,887	—
Foreign currency translation	12,274	(2,719)

Total	14,161	(2,719)

16. INCOME TAXES
Income (loss) before income taxes comprises the following:

	Year ended December 31,
(in thousands of dollars)	2003	2004	2005
France	($4,427)	$9,298	($31,663)
A reconciliation of income tax benefit (provision) computed at the French statutory rate (34.33% in 2003 and 33.83% in 2004 and 2005) to the income tax benefit is as follows:

	Year ended December 31,
(in thousands of dollars)	2003	2004	2005
Income tax benefit (provision) computed at the French statutory rate	1,524	(3,146)	10,712
Operating losses (not utilized )	(1,524)	3,146	(10,712)
Withholding tax		(1,425)	89
Research tax credits	527	4,636	4,220
Minimum tax payable	(24)	(10)	(23)

Total	503	3,201	4,286

Income tax benefits amounted to $503,000 in 2003 and was principally related to the research and development tax credit recorded in France. In 2004, the Company has increased its research and development expenses significantly. Associated with a favorable change in the research tax credit rules, a total $4,636,000 has been recognized as a research tax credit. In 2005, the research tax credit amounted to $4,220,000.
In 2004, withholding tax relates to BMS agreement. License fees and milestone payments may be subject to a withholding tax depending on the tax rules of the country in which the licensee is located.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In 2005, BMS deducted a 5% withholding tax from the termination indemnity it paid to Flamel. The withholding tax was related to the $5,000,000 milestone payment received in the first quarter 2004 and to the $20,000,000 up-front payment received in 2003 and initially amortized over three years. The expense amounted to $1,250,000.
Since our subsidiary realizes no taxable income, the Company does not incur any income taxes under United States jurisdiction.
Significant components of the Company’s deferred taxes consist of the following:

	December 31,
(In thousands of U.S. dollars)	2004	2005
Deferred income tax assets:
Net operating loss carry-forwards (not utilized)	12,541	19,210
Other deferred income tax assets	1,103	1,276
Valuation allowance	(13,633)	(20,486)
Net deferred income tax assets	11	14
Deferred income tax liabilities	(11)	(14)

Deferred income taxes, net	—	—

The Company has provided valuation allowances covering 100% of net deferred tax assets due to the Company’s history of losses.
As of December 31, 2005, the Company had $56,785,000 in French net operating losses carry-forwards. Due to a change in French tax law in 2003 the above carry-forwards have no expiration date.
The increase in available net operating losses carry-forwards in 2005 is due to a tax loss of $26,040,000 The French government provides tax credits to companies for annual increased spending for innovative research and development. Income tax benefits correspond to these French research tax credits, which are credited against income taxes payable in each of the four years after being incurred or, if not so utilized, are recoverable in cash. As of December 31, 2005, Flamel had total research tax credits receivable of $9,658,000. If these credits are not applied against future income taxes, they will be received as cash payments in the fourth year after the credit is earned in accordance with the following timetable:

(In thousands of U.S. dollars)	December 31,
2006	708
2007	551
2008	4,399
2009	4,000

9,658

17. EMPLOYEE RETIREMENT PLANS
In accordance with French law, post-retirement benefits for most of the Company’s employees are sponsored by the relevant government agencies in France. The Company’s liability with respect to these plans is generally limited to specific payroll deductions. Consequently, there is no additional liability in

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
connection with these plans. Expenses recognized for these plans were $1,060,000 in 2005, $866,000 in 2004,and $562,000 in 2003.
French law requires the Company to provide for the payment of a lump sum retirement indemnity to French employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. The Company’s benefit obligation was $664,000, $613,000, $457,000 as of December 31, 2005, 2004 and 2003, respectively. The increase in the balance is the result of increases to the obligation for service and interest cost, adjusted by the actuarial valuation and overall impact by the translation of this euro-denominated obligation to U.S. dollars. Any actuarial gains or losses are recognized in the period when they occur.
The benefit obligation is calculated as the present value of estimated future benefits to be paid, using the following assumptions:

	2003	2004	2005
Average increase of salaries	2%	2%	3%
Discounted interest rate	5%	5%	4%
Turn over	average of the	average of the	average of the
	last 4 years	last 4 years	last 4 years
Age of retirement	65 years	65 years	65 years
In the United States, the Company sponsors a defined contribution retirement plan for its employees located in the United States. The contribution is the lesser of 25%of an employee’s wages or $42,000 in 2005 The company made contributions of approximately $56,000 in 2005, $31,000 in 2004 and $23,000 in 2003.
18. FAIR VALUE OF FINANCIAL INSTRUMENTS
At December 31, 2004 and 2005, the carrying values of financial instruments such as cash and cash equivalents, trade receivables and payables, other receivables and accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments.
At December 31, 2004 and 2005, the fair value of long-term debt with carrying value of $2,950,000 and $2,782,000 was estimated to be $2,607,000 and $2,459,000, respectively. Fair value was determined based on expected future cash flows, discounted at market interest rates.
19. COMMITMENTS AND CONTINGENCIES
19.1. Capital leases
The Company currently has commitments regarding capital leases as described in Note 13.
19.2. Operating leases

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Company leases its facilities and certain equipment under non cancelable operating leases, which expire through 2014. Future minimum lease payments under operating leases due for the fiscal years ending December 31, 2005 are as follows:

(In thousands of U.S. dollars)	December 31,
2006	776
2007	752
2008	653
2009	387
2010	344
Thereafter	919

TOTAL	3,831
Rental expense for the years ended December 31, 2003, 2004 and 2005 was approximately, $587,000, $602,000 and $1,089,000 respectively.
19.3. Litigation
The Company is involved in a number of claims and lawsuits considered normal in its business, including employee litigation. While it is not possible to predict the outcome of legal actions brought against the Company, the Company believes that the liability resulting from the pending claims and suits would not have a material adverse effect on the results of its operations, cash flows, or financial position as of December 31, 2005, and for the year then ended.
20. INDUSTRY AND GEOGRAPHIC INFORMATION
The Company operates in one segment, the development and commercialization of controlled-release therapeutic products based on its proprietary polymer based technology.
Operations outside of France consist principally of the operations of the U.S. subsidiary, which had no sales to third parties in 2003, 2004 or 2005.
Revenues by geographic location of customers are as follows :

(in thousands)	As of December 31,
	2003	2004	2005
Revenues
USA	$17,614	$48,302	$18,972
France	$6,824	$6,095	$2,773
Other	$729	$1,013	$1,853

Total Revenues	$25,167	$55,410	$23,598

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following is a summary of long-lived assets by geographic location:

(in thousands)	As of December 31,
	2004	2005
Long-lived assets:
USA	$52	$39
France	$24,784	$32,325

Total long-lived assets	$24,836	$32,363

SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FLAMEL TECHNOLOGIES S.A.
(Registrant)

By: /s/ Stephen H. Willard
Stephen H. Willard
Chief Executive Officer
Date: May 23, 2006