Form 20-F
period 2006-12-31
FLAMEL TECHNOLOGIES SA
filed 2007-04-30
CIK 1012477

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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
Parc Club du Moulin a Vent
33, avenue du Docteur Georges Levy
69693 Vénissieux Cedex France
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of Exchange
Title of each class	on which Registered
Ordinary Shares, nominal value 0.122 Euros per share, represented by American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Ordinary Share	NASDAQ Global Market
Securities registered or to be registered pursuant to Section 12(g) of the Act. None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
[update] 23,990,590 Ordinary Shares, nominal value 0.122 Euros per Ordinary Share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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

i

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
     The following product or technology designations are trademarks of the Company: Asacard®, Basulin™, Flamel Technologies™, GenvirTM , Micropump®, Medusa®, Trigger Lock™.
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

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
     This annual report contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. The words ‘believe,’ ‘expect,’ ‘anticipate,’ ‘project’ and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations. Factors that could cause actual results to differ from expectations include, among others:
•	our products and product candidates, if approved for marketing, may not produce significant revenues and we rely on our partners to determine the regulatory and marketing strategies;

•	our products and product candidates, in commercial use, may have unintended side effects, adverse reactions or incidents of misuse;

•	we may enter into a collaboration with a third party to market or fund a proprietary product candidate and the terms of such a collaboration may not meet our expectations;

•	our delivery technologies or product development efforts may not produce safe, effective or commercially viable products;

•	our collaborators could elect to terminate or delay programs at any time and disputes with collaborators or failure to negotiate acceptable new collaborative arrangements for our technologies could occur;

•	we may be unable to manufacture or, if our products are successful, scale-up the manufacturing of our products economically or on a commercial scale;

•	unexpected events could interrupt manufacturing operations at our facilities, which could be the sole source of supply for these products;

•	after the completion of clinical trials of products incorporating our technologies and the submission to the U.S. Food and Drug Administration (FDA) of a New Drug Application (NDA), for marketing approval and to other health authorities as a marketing authorization application, the FDA or other health authorities could refuse to accept such filings or could request additional pre-clinical or clinical studies be conducted, each of which could result in significant delays, or such authorities could refuse to approve the product at all;

•	our product candidates could be ineffective or unsafe during pre-clinical studies and clinical trials and we and our collaborators may not be permitted by regulatory authorities to undertake new or additional clinical trials for product candidates incorporating our technologies, or clinical trials could be delayed;

•	we may experience significant delays in clinical trials on our products;

•	we may not realize any revenue from milestone or royalty payments under our license agreements with our partners, including GlaxoSmithKline;

•	even if our product candidates appear promising at an early stage of development, product candidates could fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical, fail to achieve market acceptance, be precluded from commercialization by proprietary rights of third parties or experience substantial competition in the marketplace;

•	technological changes in the biotechnology or pharmaceutical industries could render our product candidates obsolete or noncompetitive;

•	we may face difficulties or set-backs in obtaining and enforcing our patents or defending claims of patent infringement by others; and

•	we may need to raise substantial additional funding to continue research and development programs and clinical trials and could incur difficulties or setbacks in raising such funds.
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
          ITEM 2. Offer Statistics and Expected Timetable
     Not applicable.
          ITEM 3. Key Information
Selected Financial Data
     The selected consolidated financial data as at and for each of the five years in the period ended December 31, 2006 are derived from the Consolidated Financial Statements of the Company, which have been prepared in accordance with U.S. GAAP and audited by Ernst & Young Audit, independent registered accounting firm with the Public Company Accounting Oversight Board (United States). The selected consolidated financial data of the Company set forth below are qualified by reference to, and should be read in conjunction with, ‘Item 5. Operating and Financial Review and Prospects’ and the Consolidated Financial Statements and the Notes related thereto appearing elsewhere in this annual report.
Statement of Operations Data: *

	2002	2003	2004	2005	2006
Revenues	$18,406	$25,167	$55,410	$23,598	$23,020
Cost and Expenses	(18,629)	(29,866)	(46,575)	(64,367)	(61,858) **
Income (Loss) from Operations	(223)	(4,699)	8,835	(40,769)	(38,838)
Interest and foreign exchange gain (loss), net	149	(856)	363	4,103	1,388
Other income	2,525	1,128	100	5,003	131
Income (loss) before income tax	2,452	(4,427)	9,298	(31,663)	(37,319)
Income tax benefit (expense)	553	503	3,201	4,286	2,118
Net income (loss)	$3,005	$(3,924)	$12,499	$(27,377)	$(35,201)
Basic earnings (loss) per ordinary share	$0.19	$(0.22)	$0.58	$(1.19)	$(1.48)
Diluted earnings (loss) per ordinary share	$0.18	$(0.22)	$0.53	$(1.19)	$(1.48)
Basic weighted average number of shares outstanding (in thousands)	16,198	17,762	21,514	22,999	23,812
Diluted weighted average number of shares outstanding (in thousands)	16,711	17,762	23,559	22,999	23,812
Dividends per share	—	—	—	—	—

(*	in thousands of U.S. dollars, except share and per share data)

(**	the year ended December 31, 2006 includes stock-based compensation expense of $9,989 thousand)

Balance Sheet Data: *

	2002	2003	2004	2005	2006
Cash, Cash equivalents & Marketable securities	$14,527	$109,617	$105,374	$83,774	$62,771
Working capital**	12,202	102,867	97,446	67,092	55,465
Total assets	23,076	127,252	145,608	124,351	114,894
Long term liabilities (excluding deferred revenues)	2,329	3,123	4,665	12,801	20,504
Shareholders equity	12,286	92,061	116,757	86,654	73,026

(*	in thousands of U.S. dollars)

(**	current assets — current liabilities)
Exchange Rates:
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

Year Ended December 31,
Euro to U.S. Dollar:	High	Low	Average Rate[1]
2006	1.3331	1.1826	1.25567
2005	1.3507	1.1667	1.24478
2004	1.367	1.176	1.248
2003	1.246	1.036	1.132
2002	1.0485	0.8594	0.9495

Previous Six Months,
Euro to U.S. Dollar:	High	Low	Average Rate[1]
March, 2007	1.3352	1.3083	1.324186
February, 2007	1.323	1.2925	1.30742
January, 2007	1.327	1.2893	1.299864
December, 2006	1.3331	1.3095	1.321279
November, 2006	1.32	1.2702	1.288141
October, 2006	1.2737	1.2515	1.261105
     The exchange rate for the Euro against the U.S. dollar as of April 25, 2007 was $1.3649 to € 1.00. The Company makes no representation that Euro amounts have been, could have been or could be converted into dollars at any of the exchange rates referred to herein as of a given date.

[1]	Annual totals represent the average of the noon buying rates for Euros of each business day during the relevant period. Monthly totals represent the average of the noon buying rates for Euros for each business day during the relevant month.

Risk Factors:
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
     We market and sell our technologies to third parties, who incorporate our technologies into their products. We depend upon collaborative agreements with pharmaceutical and biotechnology companies to develop, test, obtain regulatory approval for and commercialize products that incorporate our drug delivery technologies. We currently have collaborative agreements or relationships with GlaxoSmithKline, Servier, Merck, and other unnamed pharmaceutical and biotechnology companies.
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

     Even if our technologies appear promising during various stages of development, there may not be successful commercial applications developed for them because:
•	the FDA or an institutional review board may delay or stop the conduct of clinical trials;

•	our pharmaceutical or biotechnology partners may face slower than expected rate of patient recruitment and enrollment;

•	they may be found to be ineffective or cause harmful side effects, or they may fail during pre-clinical testing or clinical trials;

•	we may not find pharmaceutical or biotechnology companies to adopt the technologies or, if partnered, the business strategy of our partner may change;

•	our pharmaceutical and biotechnology company partners may find that certain products cannot be manufactured on a commercial scale and, therefore, may not be economical to produce; or

•	products that use our technologies also could fail to achieve market acceptance or be precluded from commercialization by proprietary rights of third parties.
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
     In the United States, the federal government, principally the FDA, and state and local government agencies regulate all pharmaceutical products, including existing products and those under development. Our pharmaceutical and biotechnology company partners may experience significant delays in expected product releases while attempting to obtain regulatory approval for products incorporating our technologies. If they are not successful, our revenues and profitability may decline. We cannot control, and our pharmaceutical and biotechnology company partners cannot control, the timing of regulatory approval for any of these products, or if approval is obtained at all.
     Applicants for FDA approval must often submit extensive clinical and pre-clinical data as well as information about product manufacturing processes and facilities and other supporting information to the FDA. Varying interpretations of the data obtained from pre-clinical and clinical testing could delay, limit or prevent regulatory approval of a drug product. Changes in FDA approval policy during the development period, or changes in regulatory review for each submitted new product application, also may delay an approval or rejection of an application. The FDA has substantial discretion in the approval process and may disagree with our or our partners’ interpretations of such data and information which also could cause delays of an approval or rejection of an application. Even if the FDA approves a product, the approval may limit the uses or indications for which a product may be marketed, or may require further studies. The FDA can also withdraw product clearances and approvals for failure to comply with regulatory requirements or if problems follow initial marketing.

The FDA’s statutes, regulations or policies may change and additional government regulations or statutes may be enacted at any stage during product development or marketing, which may affect our ability to obtain or maintain regulatory approval of biological and other drugs or medical devices. Recent events have raised questions about the safety of marketed drugs and may result in new legislation by Congress and increased cautiousness by the FDA and comparable foreign regulatory authorities in reviewing new drugs based on safety, efficacy or other regulatory approvals. This increased scrutiny by Congress and regulatory authorities may result in significant delays in obtaining regulatory approvals, as well as more stringent product labeling and post-marketing testing requirements. However, we cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the U.S. or abroad. Any delay in obtaining, or inability to obtain or maintain, applicable regulatory approvals could have a material negative impact on commercialization of the products of our pharmaceutical and biotechnology company partners, and post-approval restrictions or requirements could affect the commercial prospects of any product.
     Manufacturers of drugs also must comply with applicable current Good Manufacturing Practices (cGMP) requirements, both as a condition of approval and for continued authority to manufacture and distribute products. Our manufacturing facilities and those of our pharmaceutical and biotechnology company partners must pass a pre-approval inspection by the FDA, and will be subject to periodic inspection after that, all intended to ensure compliance with cGMP. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures, and we and our pharmaceutical and biotechnology company partners will need to ensure that all of our processes, methods, and equipment are compliant with the cGMP. We will be obligated to expend time, money, and effort in production, record keeping, and quality control to assure that the product meets applicable specifications and other requirements. If we or our pharmaceutical and biotechnology company partners cannot comply with these practices, the sale of our products or products developed by our partners that incorporate our technologies may be suspended. This would reduce our revenues and gross profits.
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
     The testing, manufacturing and marketing of our products or products that incorporate our drug delivery technologies may expose us to potential product liability and other claims resulting from their use. If any such claims against us are successful, we may be required to make significant compensation payments. Any indemnification that we have obtained, or may obtain, from contract research organizations or pharmaceutical and biotechnology companies conducting human clinical trials on our behalf may not protect us from product liability claims or from the costs of related litigation. Insurance coverage is expensive and difficult to obtain, and we may be unable to obtain coverage in the future on acceptable terms, if at all. Although, we currently maintain product liability and recall insurance in amounts we believe to be commercially reasonable, we cannot be certain that the coverage limits of our insurance policies or those of our strategic partners will be adequate. If we are unable to obtain sufficient insurance at an acceptable cost, a product liability claim or recall could adversely impact our financial condition. Similarly, any indemnification we have obtained, or may obtain, from pharmaceutical and biotechnology companies with whom we are developing our drug delivery technologies may not protect us from product liability claims from the consumers of those products or from the costs of related litigation. If we are subject to a product liability claim, our product liability insurance may not reimburse us, or be sufficient to reimburse us, for any expenses or losses we may suffer. A successful product liability claim against us, if not covered by, or if in excess of, our product liability insurance, may require us to make significant compensation payments. These payments would be reflected as expenses on our statement of operations and reduce our earnings.

Our commercial products are subject to continuing regulation and we may be subject to adverse consequences if we fail to comply with applicable regulations.
     We will continue to be subject to extensive regulatory requirements for our products and product candidates, even if they receive regulatory approval. These regulations are wide-ranging and govern, among other things:
•	adverse drug experience and other reporting requirements;

•	product promotion and marketing;

•	product manufacturing, including cGMP compliance;

•	record keeping;

•	distribution of drug samples;

•	updating safety and efficacy information;

•	use of electronic records and signatures; and

•	changes to product manufacturing or labeling.
     If we or our partners fail to comply with these laws and regulations, the FDA, or other regulatory organizations, may take actions that could significantly restrict or prohibit commercial distribution of products that incorporate our technologies. If the FDA determines that we are not complying with the law, it can, among other things:
•	issue warning letters;

•	impose fines;

•	seize products or order recalls;

•	issue injunctions to stop future sales of products;

•	refuse to permit products to be imported into, or exported out of, the United States;

•	suspend or limit our production;

•	withdraw previously approved marketing applications; and

•	initiate criminal prosecutions.
U.S. law or FDA policy could change and expose us to competition from “generic” or “follow-on” versions of our products, which may impact our market share and harm our business.
Under current U.S. law and FDA policy, generic versions of conventional chemical drug compounds, sometimes referred to as small molecule compounds, may be approved through an abbreviated approval process under the Drug Price Competition and Patent Term Restoration Act of 1984, known as the Hatch-Waxman Act. There is no such process under current law for biological products approved under a biologic license application (BLA), such as growth factors, interferons and certain other proteins. The FDA generally has asserted that it lacks statutory authority to implement an abbreviated approval pathway for generic or “follow-on” biological products. Some have disagreed with this assessment, suggesting that the FDA has the necessary authority. In addition, there have been legislative proposals in Congress to explicitly grant the FDA such authority. If the law is changed or if the FDA otherwise concludes that it has authority to approve follow-on biologics, such an abbreviated approval process could adversely affect biological products that incorporate our technologies.

If our competitors develop and market drug delivery technologies or related products that are more effective than ours, or obtain regulatory approval and market such technology or products before we do, our commercial opportunity will be reduced or eliminated.
     Competition in the pharmaceutical and biotechnology industry is intense and is expected to increase. We compete with academic laboratories, research institutions, universities, joint ventures, and other pharmaceutical and biotechnology companies, including other companies developing drug delivery systems. Our Medusa® technology competes with technologies from companies such as Alkermes, Inc., Enzon Pharmaceuticals, Inc., Human Genome Sciences, Inc., Nektar Therapeutics Inc., and SkyePharma, plc. Companies with oral drug delivery technology that can compete with our Micropump® technology include Durect Corporation, Depomed, Inc., Biovail Corporation and Andrx Corporation. We also compete generally with other drug delivery, biotechnology and pharmaceutical and biotechnology companies that develop alternative drug delivery technologies or new drug research and testing.
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
     The competitive nature of our industry could adversely affect market acceptance of our products or the use of our drug delivery technologies. Even if we and our pharmaceutical and biotechnology company partners obtain the necessary regulatory approval to market our products and products that incorporate our technologies, our products, technologies and product candidates may not gain market acceptance among physicians, patients, healthcare payers and the medical community.
     The degree of market acceptance of any product, technology or product candidate will depend on a number of factors, including:
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
Third parties have claimed, and may claim in the future, that our technologies, or the products in which they are used, infringe on their rights and we may incur significant costs resolving these claims.
     Third parties have claimed, and may claim in the future, that the manufacture, use or sale of our drug delivery technologies infringes on their patent rights. In response to such claims, we may have to seek licenses, defend infringement actions or challenge the validity of those patents in court. If we cannot obtain required licenses, are found liable for infringement or are not able to have these patents declared invalid, we may be liable for significant monetary damages, encounter significant delays in bringing products to market or be precluded from participating in the manufacture, use or sale of products or methods of drug delivery covered by the patents of others. We may not have identified, or be able to identify in the future, U.S. and foreign patents that pose a risk of potential infringement claims.
     Any claims that our products infringe or may infringe proprietary rights of third parties, with or without merit, could be time-consuming, result in costly litigation or divert the efforts of our technical and management personnel, any of which could disrupt our relationships with our partners and could significantly harm our operating results.
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
     Our research and development activities involve the controlled use of potentially harmful biological materials, hazardous materials and chemicals, and are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of those materials and specified waste products. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. We currently maintain insurance coverage for environmental liabilities. If we fail to comply with environmental regulations, we could be subject to criminal sanctions and/or substantial liability for any damages that result, and any such liability could be significant.
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
     We recorded the first commercial sales of products using one of our polymer technologies through our partner, Corning, in 1999. Our first commercial sales of a pharmaceutical compound incorporating our Micropump technology occurred in March, 2007 with the launch of Coreg CR. We have had no commercial sales to date of products incorporating our Medusa technology. Accordingly, we have only a limited operating history, which may make it difficult to evaluate our prospects. The difficulty investors may have in evaluating our prospects may cause volatile fluctuations, including decreases, in the market price of our shares as investors react to information about our prospects. Since 1995, we have generated revenues from product development fees and licensing arrangements and royalties. Our business and prospects, therefore, must be evaluated in light of the risks and uncertainties of a company with a limited operating history and, in particular, one in the pharmaceutical industry.
If we are not profitable in the future, the value of our shares may fall.
     We have accumulated aggregate net loss from inception of approximately $110.4 million through December 31, 2006. If we are unable to continue to earn a profit in future periods, the market price of our stock may fall. The costs for research and product development of our drug delivery technologies and general and administrative expenses have been the principal causes of our net losses in 2006, 2005, 2003, and 2001. Our ability to operate profitably depends upon a number of factors, many of which are beyond our direct control. These factors include:
•	the demand for our technologies and products;

•	the level of product and price competition;

•	our ability to develop additional commercial applications for our products;

•	our ability to control our costs;

•	our ability to broaden our customer base;

•	the effectiveness of our marketing strategy; and

•	general economic conditions.

We may require additional financing, which may not be available on favorable terms or at all, and which may result in dilution of our shareholders’ equity interest.
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
     The trading price of our shares has been, and is likely to continue to be, highly volatile. The market value of an investment in our shares may fall sharply at any time due to this volatility. In the year ended December 31, 2006, the closing sale price of our ADSs as reported on the NASDAQ National Market ranged from $16.70 to $34.88. In the year ended December 31, 2005, the closing sale price for our ADSs as reported on the NASDAQ National Market ranged from $12.25 to $21.37. The market prices for securities of drug delivery, biotechnology and pharmaceutical companies historically have been highly volatile. Factors that could adversely affect our share price include:
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
          ITEM 4. Information on the Company
General Overview
     We are a biopharmaceutical company principally engaged in the development of two unique polymer-based drug delivery technologies for the improvement of medical applications. Our Micropump technology is a multiparticulate technology for oral administration of small molecule drugs with applications in controlled-release, tastemasking and bioavailability enhancement. Our Trigger Lock™ technology is an adaptation of Micropump designed to prevent the misuse of medications subject to abuse; it also serves to avoid dose dumping in the presence of alcohol. Our Medusa nano-particulate technology is designed to deliver therapeutic proteins, peptides and small molecules. Our expertise in polymer science has also been instrumental in the development of a photochromic eyeglass lens product that was launched by Corning in 1999.
     Our Micropump technology platform allows us to specifically tailor the pharmacokinetics of small molecule drugs best absorbed in the small intestine. Our lead product using Micropump technology is Coreg CR, which we developed with GlaxoSmithKline (GSK).
     We licensed Coreg CR to GSK in March, 2003. In September, 2004, we announced that GSK had initiated a Phase III trial for the formulation. In December, 2004, we announced that we had entered into a supply agreement with GSK for the production of Coreg CR microparticles at our plant in Pessac, France. The provisions of the agreement included payments such that Flamel did not incur cash outlays in connection with equipment to be used. The FDA has audited and approved our Pessac facility. This supply agreement was supplemented in July, 2006 when we announced that GSK had agreed to fund an expansion of the Pessac facility from two lines to three, in anticipation of expected increased demand for the product. The NDA for Coreg CR was submitted in December 2005 and the FDA approved the product for all requested indications (moderate to severe congestive heart failure; left ventricular dysfunction following myocardial infarction; and hypertension) on October 20th, 2006. GSK launched the product in the U.S. in March, 2007.
     We currently have five major products or adaptations based on our Micropump technology which are not currently licensed to a third party: Trigger Lock, an adaptation of Micropump for the controlled release of active ingredients subject to abuse (such as narcotic analgesics); our Micropump-enabled formulation of omeprazole for control of gastric-reflux disease (GERD); Genvir, a controlled-release acyclovir for the treatment of genital herpes; Metformin XL, a controlled-release form of Metformin currently in development for use in the treatment of Type II diabetes; and co-amoxiclav, our Micropump-enabled formulation of the active ingredients in Augmentin® for pediatric and geriatric use. A sixth product, Asacard®, a controlled-release formulation of aspirin for the treatment of cardiovascular disease, was licensed in May of 2006 to RHEI Pharmaceuticals for the greater China territory.

     Our Medusa technology permits the long-acting controlled-release of proteins without the denaturation or other adverse effects on such proteins of certain other delivery systems. Our initial application of Medusais Basulin®, a long-acting insulin for the treatment of diabetes.
     On August 27, 2003, we announced that we had entered into a license agreement with Bristol-Myers Squibb (BMS) for Basulin. The license agreement provided for an initial payment to us of $20 million and additional milestone payments that could have reached $145 million plus royalties on the sale of the product. BMS also would assume all costs of future clinical trials, development, registration and marketing of the product. On September 16, 2004, we received a letter notifying us of BMS’s intention to cancel the partnership. On December 15, 2004, ninety days after receipt of the cancellation letter, we re-obtained the rights to Basulin. On January 31, 2005, Flamel Technologies and BMS entered into a termination agreement, with respect to the former licensing agreement. Under the terms of the January 31, 2005 agreement, we received a cash payment of $5,850,000. We held discussions with potential pharmaceutical partners during the second half of 2005 regarding the potential licensing of the Basulin, which has been reformulated so as to provide lower viscosity. In 2006 we further re-formulated Basulin to extend its duration of action. We believe that the new formulation will effectively provide true once-daily dosing for all patients who require basal insulin, while maintaining the other advantages offered by Basulin compared to existing products on the market. These advantages include the fact that it is a recombinant human insulin with full bioactivity, both with respect to glucose control as well as Insulin’s role as a modulator of growth factors, especially vascular endothelial growth factor (VEGF). VEGF plays an essential role in maintaining vascular health .
     On December 8, 2004, we announced the initiation of a Phase I/II trial for Medusa-enabled long-acting interleukin-2 for the treatment of end-stage renal cancer. We reported the results of this Phase I/II trial at the May, 2006 annual meeting of the American Society of Clinical Oncologists (ASCO). The results showed 7 day duration of action and improved immunostimulation of CD-4, CD-8, and CD-25 as compared to Proleukin®. We believe that these results represent the first time that interleukin-2 has been administered in a controlled release formulation.
     On December 17, 2004, we announced the initiation of a Phase I/II trial of Medusa-enabled long-acting interferon-alpha for the treatment of Hepatitis B and C. We announced the results of this study at the XII Annual International Symposium on Viral Hepatitis and Liver Disease in July, 2006. The results showed strong bioactivity and reduced side-effects as compared to Viraferon®. Applications of Medusa to other therapeutic proteins, including beta-interferon and human growth hormone are in an advanced stage of pre-clinical development.
     We have had a long-standing collaborative relationship with Corning to develop advanced polymeric photochromic materials for eyeglass lenses. We have enjoyed seven years of royalties as a result of sales of this product. This is also the first product containing our technology to have been commercialized.
     The Company was incorporated as a societe anonyme, a form of corporation under the laws of the Republic of France in August of 1990, and its shares were quoted on the NASDAQ National Market in 1996. Flamel’s principal place of business is located at Parc Club du Moulin a Vent, 33, avenue du Docteur Georges Levy, 69693 Venissieux Cedex France, telephone number 011 33 (4) 72 78 34 34. Flamel’s agent in the United States is Flamel Technologies, Inc., 1825 K Street, Suite 1210, N.W., Washington, DC 20006. A list of the company’s significant subsidiaries can be found in Exhibit 8.1.
The Need for Novel Delivery Systems
     Our polymer delivery systems are currently focused on the controlled release of therapeutic proteins and the oral administration of pharmaceutical drugs, primarily those that are best absorbed in the small intestine. The pharmaceutical industry utilizes drug delivery technologies as a tool to improve existing products as well as to overcome certain problems encountered in the development of new products. Drug delivery technologies enable pharmaceutical companies to improve the safety and efficacy profiles of innovative new therapeutic compounds, to improve patient compliance and acceptance of existing drugs, to expand therapeutic indications of an existing drug, and to gain competitive advantages for drugs facing patent expirations. It is estimated that pharmaceutical product sales utilizing advanced drug delivery technologies amounted to approximately $83 billion worldwide in 2006.

Business Strategy
     We aim to build on our core strength as a science based, market focused innovator of controlled release drug delivery systems. The key elements of our strategy that will enable us to build upon our strengths are as follows:
•	maximize the potential of our existing drug delivery systems;

•	develop or acquire additional drug delivery technologies;

•	identify additional compounds for unmet medical needs;

•	develop new formulations of proprietary compounds that we receive from additional partners; and

•	leverage capabilities of pharmaceutical partners for clinical development and commercialization.
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
Micropump®: Delivery System for the Oral Administration of Drugs
     Our first drug delivery platform, Micropump, is an oral multiparticulate technology with applications in sustained release, tastemasking and bioavailability enhancement.
     Micropump provides a method of encapsulating microscopic-sized particles or granulates of a pharmaceutical compound with carefully selected polymers designed to achieve a desired pharmacokinetic profile. These microparticles have dimensions that are intended to control the absorption rate of the drug. Each microparticle acts as an independent drug delivery vehicle that slowly releases particles, since they can be ‘programmed’ for each drug and each therapeutic indication by modifying the thickness and composition of the polymer coatings and the excipients encapsulated with the drug.
     We believe that Micropump particles, which measure approximately 200 to 500 microns in diameter, can provide benefits in controlled release and in the taste-masking of bad tasting active materials. The latter use is particularly important where the microparticles are dosed in sachet or liquid suspension, or as rapidly dissolving tablets. In addition, we believe that our Micropump technology can facilitate improvements in the bioavailability of certain drugs whose low solubility profile restricts both the rate and extent of absorption. We have demonstrated that the incorporation of certain hydrophilic excipients into the Micropump particles leads to marked improvements in drug stability, which may, in turn, lead to enhancement of bioavailability. We are currently pursuing this application for the Micropump technology. Many new and effective drug compounds demonstrate poor stability characteristics, which can hamper the ability of these compounds to be successfully developed and commercialized. We believe that a drug delivery technology which has application in stabilizing such compounds would have significant value. The reformulation of existing compounds to incorporate such advantages would potentially extend the patent life of such compounds, which in itself would provide a major benefit to our partners.
     Micropump technology has several other key attributes, including a high loading ratio of active ingredient to its polymer coating, allowing for conventional size tablets or capsules. This is important for some products, such as acyclovir, where large daily doses are required. The large number of microparticles contained in a tablet or capsule also enhances safety by avoiding the problem of dose-dumping (releasing all of the dose at one time/one place). Dose-dumping can give rise to side effects such as ulceration. In addition, changes in pH levels within a patient’s body have been shown not to affect the Micropump particle coating, unless so designed. This coating uses a class of material approved for pharmaceutical use by the FDA, which may accelerate testing and approval.

     Our Trigger-Lock™ technology is an adaptation of the Micropump platform designed to prevent misuse of drugs subject to abuse, such as narcotic analgesics like Oxycontin. Such drugs are designed as controlled release formulations for the treatment of moderate to severe pain. When abused by recreational drug users, the controlled release mechanism is circumvented in such a way as to achieve the immediate release of the active ingredient. It is a significant medical and societal problem which has garnered a high level of attention from local, state, and federal officials in the U.S., as well as public health officers in the rest of the world. Because of their size, Micropump particles cannot be crushed, meaning that the platform is resistant to the most common method of misuse. Further modifications to the platform have been tailored to prevent other less publicized methods of foiling currently-marketed controlled release systems. We believe that our Trigger-Lock technology is at least as good as competing technologies with respect to the prevention of potential abuse while also providing substantially better pharmacokinetic to patients when taken as directed. This combination of safety and pharmacokinetic efficacy could potentially enable us to create a best in class platform for the controlled release of drugs subject to abuse.
     Moreover, we believe that there is potential wide applicability of the Trigger Lock technology with respect to the prevention of alcohol-related dose-dumping in the presence of alcohol. Recently, greater attention has been paid to the problem of controlled release formulations that are compromised when taken in conjunction with alcohol. This scrutiny extends beyond controlled substances that are particularly subject to abuse; it also concerns those drugs that are titrated until a patient begins to feel side-effects, such as cardiovascular drugs and anti-depressants. The expertise that we have gained in the development of our Trigger Lock platform has benefits that extend beyond controlled substances and are applicable to the entire Micropump platform.
     Products Based on the Micropump® Technology
     We believe that our Micropump system is most appropriate for delivery of therapeutic compounds for which the small intestine is the optimal site of absorption and where the extension of mean plasma concentration time is important. Our first approved product using the Micropump platform is Coreg CR, which we have developed with GSK.
     1. Coreg CR
     Beginning in 2003, we have worked with GSK to develop Coreg CR, an extended release formulation of carvedilol phosphate. Coreg CR is a next generation formulation of Coreg, a beta blocker that is considered the standard of care for the treatment of moderate to severe heart failure and left ventricular dysfunction following myocardial infarction. Under the terms of our license agreement with GSK, signed in 2003, we will receive milestones totaling $25 million, of which $17 million have been received as of December 31, 2006, as well as royalties on the sale of the product. GSK also agreed to pay all of the costs of research and development for the product. Under the supply agreement with GSK that we signed in December, 2004, we expanded our capacity for the production of microparticles at our plant in Pessac, France at no cost to us. In July, 2006, we announced that GSK had agreed to sponsor the expansion of our plant in Pessac, from two lines to three, in anticipation of increased demand for the product. Coreg CR was approved by the FDA on October 20, 2006 for use in the treatment of moderate to severe congestive heart failure; left ventricular dysfunction following myocardial infarction; and hypertension.

     The Market for Beta Blockers.
     Beta blockers are indicated for the treatment of Congestive Heart Failure (CHF) as well as to treat hypertension. Additionally, Coreg and Coreg CR are indicated for the treatment of left ventricular dysfunction following myocardial infarction. For some years, Coreg has been the market leader in the treatment of CHF; it is the only beta blocker approved for the treatment of moderate to severe CHF. Coreg has attained this leadership position despite the fact that it was not available in a once-daily formulation, unlike the rest of the beta blocker class. In general, many physicians prefer once-daily formulations for their patients due to the compliance advantages that they offer. Compliance is especially important when treating CHF patients, many of whom are elderly and are required to take a substantial amount of medications on a daily basis. Non-compliance is one of the leading causes of heart failure hospitalization.
     Earlier generations of beta blockers have not been widely used in the treatment of hypertension because of perceived drawbacks. The greatest of these drawbacks, perhaps, was the fact that other beta blockers, with the exception of Coreg and Coreg CR, have been associated with increased glycemia levels in Type II diabetic patients. Many hypertension patients in the U.S. suffer from Type II diabetes; in fact there are over 13 million Type II diabetic hypertensives in the U.S. According to the Centers for Disease Control, many more hypertensive patients suffer from what is referred to as metabolic syndrome, meaning that they have a combination of factors that affect their health in an interrelated fashion; these patients are considered to be at-risk for Type II diabetes. They may even have what is known as pre-diabetes, meaning that their blood sugar levels are above average but do not yet reflect the level loss of insulin sensitivity that defines Type II diabetes.
     Type II diabetics who suffer from hypertension are defined by the American Diabetes Association as suffering from complicated hypertension, meaning that they are recommended to reduce their blood pressure to a level of 130/80 (as opposed to 140/85 for essential hypertension). Sixty-five percent of those suffering from Type II diabetes, it is estimated, will require two or more anti-hypertensive agents.
     The immediate release formulation of Coreg (carvedilol) generated revenues of $1.44 billion in 2006. Sales of Coreg have grown over 30% annually for the past three years, driven in large part by increased market share garnered in the treatment of congestive heart failure and related indications. Carvedilol is a non-selective antagonist of Beta 1, Beta 2 andrenergic receptors and a selective antagonist of Alpha 1 andrenergic receptors. It has been demonstrated to have notable anti-inflammatory properties, in distinction to other beta blockers. Research further suggests that carvedilol possesses significant anti-oxidative effects, which are beneficial to vascular health. Lastly, and perhaps most significantly, Coreg is the only approved beta blocker shown not to raise glycemia levels in Type II diabetic patients; in fact, they may serve to raise insulin sensitivity in these patients.
     2. Lansoprazole extended release
     Beginning in 2004, we worked with TAP Pharmaceutical Products, Inc. (TAP), the joint venture between Abbott Laboratories, Inc. and Takeda Pharmaceutical Company, Ltd., to develop an extended release formulation of lansoprazole, which is marketed in the U.S. under the brand name Prevacid®. Prevacid was the third largest selling drug in the United States in 2006 with sales of $3.3 billion. Prevacid is a proton pump inhibitor (PPI) that works by helping to prevent the creation of acid in the stomach. Stomach acid may cause heartburn and can lead to a condition known as acid-reflux disease, caused when stomach acid backs up into the esophagus. Under the terms of the license agreement, TAP was obligated to pay all costs of development, testing, regulatory approval and marketing of the new formulation. Flamel also had the potential to earn more than $100 million of milestones and to receive significant royalties on sales of the product. On September 2, 2005, TAP delivered a letter notifying us of their decision to terminate the partnership. The decision followed Takeda Pharmaceuticals announcement that TAP would conduct Phase III clinical trials on Takeda’s enantiomer of lansoprazole. The termination became effective in December 2005.
     The Market for Proton Pump Inhibitors
     We estimate global sales of proton pump inhibitors to have been $23 billion in 2006. As a class, only lipid lowering agents had greater sales. The demand for proton pump inhibitors stems both from the prevalence of patients who suffer from acid reflux and increased awareness about the disease. Seven percent of Americans suffer the symptoms of acid reflux disease on a daily basis and an additional fourteen percent suffer from the disease twice a week. The potential long-term complications of acid-reflux disease, if left unchecked, include erosive esophagitis and even esophageal cancer.

     Using Micropump, we have demonstrated that we can increase both the efficacy and convenience of lansoprazole to such a degree that the new formulation demonstrates clear superiority in comparison to the best in class marketed products. Furthermore, we have confirmed these results with respect to a Micropump-enabled formulation of omeprazole (the active ingredient in Prilosec®, which is off-patent) in comparison to Nexium®. According to Astra Zeneca, Nexium sales totaled $4.6 billion in 2006.
     3. Genvir ™: Controlled-release Oral Acyclovir
     We have applied our Micropump technology to develop a controlled-release formulation of acyclovir for the treatment of genital herpes.
     The Market for Anti-Herpes Drugs
     We estimate the worldwide market for the treatment of herpes infections to have been approximately $2.2 billion in 2006. Acyclovir, including multiple generic formulations and GlaxoSmithKline’s Zovirax®, as well as prodrug formulations of acyclovir, are currently the leading drugs for the treatment of herpes infections. There are two relatively expensive, second-generation prodrugs of acyclovir. The most successful of the two is GlaxoSmithKline’s Valtrex, which had sales of approximately $1.6 billion in 2006. These second-generation drugs address a principal weakness of acyclovir: its arduous dosing regimens. For the acute genital herpes and zoster indications, acyclovir needs to be taken five times per day; for chronic genital herpes indications, acyclovir needs to be taken twice per day. These second generation drugs have reduced the dosing schedule to three times per day for zoster, two times per day for acute genital herpes and one to two times per day for chronic genital herpes.
     Controlled-Release Acyclovir for Acute Genital Herpes
     Genvir is an oral drug also offering a twice per day dosing regime for the treatment of acute genital herpes. Using Micropump, we have overcome the obstacles presented by the particular absorption characteristics of acyclovir to improve its pharmacokinetic profile and develop an effective, controlled-release formulation of the drug. Genvir, with a dosing schedule equivalent to Valtrex, is positioned as a second-generation treatment for acute genital herpes and as an alternative to the acyclovir prodrugs.
     As shown in its European phase III study, Genvir taken twice a day provides the same effective treatment for acute genital herpes as Zovirax (brand-name acyclovir) taken five times a day. The double-blind phase III clinical study of Genvir was conducted in France and Germany with 596 patients enrolled, 423 of whom were treated for an acute attack of genital herpes. In this study, Genvir 600mg taken twice a day was demonstrated to be therapeutically equivalent to Zovirax 200mg taken five times a day. The principal endpoint in the study was the percentage of patients with healed herpes lesions on the fifth day. The study concluded that 53.6% of Genvir-treated patients had healed lesions as compared to 45.7% of Zovirax-treated patients. Additionally, the occurrence of new herpes lesions in the Genvir-treated patients was less than in the Zovirax-treated patients. The safety profiles of both drugs were excellent and similar.
     4. Asacard®162.5mg: Controlled-Release Cardiovascular Aspirin
     Asacard is a controlled release formulation of aspirin, designed to provide effective and safe therapy for cardiovascular treatment. Aspirin is a highly effective prophylactic treatment that promotes cardiovascular health. For many users, however, aspirin causes gastro-intestinal damage because it inhibits the Cox-1 enzyme. Asacard’s advantage is that the release of aspirin is controlled such that substantially all of the aspirin is metabolized in the liver before reaching the circulatory system. This allows the aspirin to maintain all of its benefits while drastically reducing the potential gastro-intestinal side-effects associated with Cox-1 inhibition.
     In May of 2006, we announced that we had entered into a licensing contract with RHEI Pharmaceuticals, Inc. The agreement grants RHEI the exclusive right to market Asacard in the Greater China region (including China, Taiwan, Hong Kong and Macau). Flamel will manufacture commercial supply of the product at its facilities in Pessac, France.

     Other Products Based on Micropump Technology
     From time to time we have conducted Micropump feasibility studies on other proprietary therapeutic compounds under limited, confidential agreements with the pharmaceutical companies owning the rights to these compounds. Such contracts provide us with the possibility for expanded relationships. Moreover, these relationships are invaluable insofar as our potential partners are often able to identify opportunities for the Micropump platform from their internal pipeline, opportunities which we would not otherwise know.
Medusa®: Delivery System for Therapeutic Proteins and Peptides
     Therapeutic agents based on biological proteins and peptides are becoming increasingly important. According to our estimates, the worldwide market for currently approved therapeutic proteins is over $67 billion annually; the growth of this market is expected to be significant as new products are commercialized. In developing these products, a principal challenge is finding a suitable delivery system that can transport the protein or peptide to its site of action, release it at the optimal therapeutic rate, and protect it from being unduly degraded without denaturing it (i.e., causing a structural change that results in a loss of the properties that are linked to its precise structure).
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
     Responding to these scientific challenges and to what we believe is a significant market opportunity, we have developed Medusa, a delivery system designed to deliver proteins and peptides in a controlled manner without denaturation. Our approach utilizes a novel nano-particulate system, combined with a polyaminoacid biopolymer, that meets the above conditions. We have developed a protein-like polyaminoacid composed of only one or two different amino acids. We have tailored this polyaminoacid polymer to form nano-scaled particles spontaneously in water that entrap proteins without the use of solvents or any surfactants. This ‘self-assembly’ process is critical in avoiding the denaturing of the proteins. The “ubiquitous” polymer is potentially applicable across substantially all therapeutic proteins and peptides. One advantage of this approach is that we do not anticipate the necessity to conduct individual toxicity and carcinogenicity tests for each product that we develop using the technology. That is because the bond created in the self-assembly process is a physical bond and not a chemical one. We have shown in animal studies that this polyaminoacid polymer is neither immunogenic nor reactogenic. Nevertheless, further testing is necessary in each application of Medusa to a drug, including Basulin, to demonstrate that each product does not pose a potential risk for human subjects.
     1. Basulin®: Long-acting Basal Insulin Formulation
     Our first application of our proprietary Medusa technology is a depot delivery formulation of insulin targeted to meet the long-acting, ‘basal’ insulin requirements of diabetic patients.
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

     The worldwide market for insulin is estimated by the Company to have been approximately $ 8.9 billion in 2006. Of this total, long-acting basal insulin is estimated by us to constitute nearly $4.6 billion in annual sales. In Type I diabetics (those with Insulin Dependent Diabetes Mellitus), basal insulin is projected to represent 40% of their required treatment. Type II diabetics (those with Non-Insulin Dependent Diabetes Mellitus) significantly out-number Type I diabetics and often require only basal insulin. Our Basulin is designed to address the long-acting basal insulin requirements of both of these groups.
     The Development of Basulin
     Using our Medusa delivery system, we have been able to form nano-particles of human insulin with our proprietary polyaminoacid polymer to produce a long-acting, injectable insulin formulation, Basulin.
     In diabetics, large variations in blood glucose levels over time can lead to serious, long-term complications including vision impairment, foot ulcerations and kidney failure. Minimizing the peaks and valleys of a diabetic’s blood glucose level is thought to prevent such serious long-term complications. Theoretically, an insulin release profile with minimal peak and trough differences should minimize a diabetic’s hypoglycemia and hyperglycemia (low and elevated blood glucose levels) episodes, particularly during the first hours after insulin injections and during the sleeping hours. Basulin has been shown to provide a controlled-release of fully human insulin over 24 hours with good bioavailablity and excellent local tolerance. Among Basulin’s potential advantages is the fact that it is a recombinant human insulin with full bioactivity, both with respect to glucose control as well as insulin’s role as a modulator of growth factors, especially VEGF. VEGF plays an essential role in maintaining vascular health.
     On August 27, 2003, we announced that we had entered into a license agreement with Bristol-Myers Squibb for Basulin. The license agreement provided for an initial payment to us of $20 million and additional milestone payments that could have reached $145 million plus royalties on the sale of the product. Bristol-Myers Squibb also would assume all costs of future clinical trials, development, registration and marketing of the product. On September 16, 2004, we received a letter notifying us of Bristol-Myers Squibb’s intention to cancel the partnership. On December 15, 2004, ninety days after receipt of the cancellation letter, we re-acquired the rights to Basulin. On January 31, 2005, Flamel Technologies and BMS entered into a termination agreement, with respect to the former licensing agreement. Our work on Basulin has continued and in 2006 we made substantial strides towards an improved formulation which, if proven in clinical tests, we believe may provide 24 hour coverage to 100% of patients who require basal insulin, as opposed to the current standard of care, which provides approximately 65% to 75% of patients with 24 hour coverage. Further, we believe that this prolonged and even controlled release profile will provide better glucose control for patients with less risk of hypo-glycemic events. We plan to conduct a Phase I trial of our newest formulation of Basulin to establish its pharmacokinetic properties and efficacy in controlling blood glucose levels, using the clamp technique.
     2. Interferon
     We believe that the Medusa delivery system has the potential to improve formulations of other important biological drugs. In December 2004, we initiated a Phase I/II clinical trial of Medusa enabled long-acting interferon-alpha (IFN-alpha XL). We presented the data from this study at the XII Annual International Symposium on Viral Hepatitis and Liver Disease in July, 2006. The results strengthen our belief that the therapeutic profile of interferon alpha, particularly in the treatment of Hepatitis C and cancer, can be improved if its peak concentration in the blood (Cmax) is reduced. One key advantage of the Medusa-enabled formulation of interferon-alpha is its improved safety profile. One administration of 27 million international units of Flamel’s Medusa IFN-XL resulted in lesser side effects in patients than those who received three doses of three million international units over the course of one week. IFN-alpha XL allows for the possibility of lesser side-effects at constant dosing, the potential for administering higher doses for greater efficacy, or some combination of the two.
     We estimate the worldwide market for interferon drugs to have been $6.8 billion in 2006 and we expect this market to grow in the future as researchers identify additional indications that may be treated effectively using interferon drugs, as such proposed treatments gain approval and as new suppliers emerge. In 2006, we estimate that interferon alpha formulations accounted for approximately 35% of the worldwide market for interferons.

     3. Interleukin
     In December 2004, we initiated a Phase I/II clinical trial of Medusa-enabled long-acting interleukin-2 (IL-2 XL) for the treatment of renal cancer. We believe that the use of IL-2 as a treatment for renal cancer as well as in other indications has been limited due to its extreme toxicity. Pre-clinical studies of our long-acting interleukin-2 versus Proleukin® in monkeys showed an increase in the duration of action of the drug, with a lower blood concentration of drug after injection (Cmax). Flamel’s formulation resulted in measurable increases in levels of lymphocyte CD4 and CD8, and the soluble fraction of CD25 in the monkeys studied, which are considered surrogate markers for stimulation of the body’s immune system. These results were confirmed in the Phase I/II clinical trial, the results of which we presented at the 2006 general meeting of the American Society for Clinical Oncology (ASCO). In addition to its application for advanced kidney cancer, IL-2 XL could be used in further oncology indications where immune response plays a significant role because of its potentially improved safety profile. IL-2 XL could also become an important adjuvant for vaccines as well as in the treatment of HIV. Specifically, IL-2 XL could be used to allow patients who have undertaken combination therapy to suspend such therapy, to reduce the load on the liver. Further, with respect to patients with severely compromised immune systems, as evidenced by suppressed CD-4 counts, it is possible that IL-2 could serve to greatly boost their immune system.
     Other Products Based on the Medusa® Technology
     In a further effort to leverage our knowledge of Basulin and the Medusa technology, we have sought and received French government funding for research activity related to additional applications of our Medusa technology. These are in the feasibility testing phase.
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
     Under the terms of our current agreement with Corning, we continue to receive royalties on sales of all products that contain intellectual property developed by the collaboration. See ‘— Strategic Alliances — Corning: Photochromic Materials.’
Strategic Alliances
     In order to develop and apply our technologies efficiently and effectively commercialize the resulting products, we have entered into, and intend to continue to enter into, collaborative arrangements with large biotechnology and pharmaceutical company partners. Such arrangements typically provide funding for development work and access to target compounds and related know-how and, ultimately, provide distribution capabilities for any resulting products. Such arrangements generally include termination provisions in the event either party decides that, for strategic or other reasons, it does not wish to pursue the alliance. Our existing agreements are as follows:

     GlaxoSmithKline
     On March 28, 2003, we announced that we licensed our Micropump technology to GlaxoSmithKline for the development of Coreg CR. We announced in September of 2004 that GlaxoSmithKline had begun a Phase III clinical trial of the product. We received a $2 million milestone payment as a consequence of the Phase III trial initiation. In December of 2004, we announced that we signed an agreement whereby Flamel will supply GlaxoSmithKline with commercial supplies of the drug. The provisions of the agreement include payments such that we will not have cash outlays in connection with equipment to be used. On October 26, 2005, we announced that GSK had determined that successful Phase III results had been obtained on this product. The determination triggered a $2 million milestone payment. On December 21, 2005, we announced that GSK had submitted a New Drug Application to the FDA for the product. In February, 2006, we received a $2 million milestone payment following the submission of a NDA for Coreg CR. This supply agreement was supplemented in July, 2006 when we announced that GSK had agreed to fund an expansion of the Pessac facility from two lines to three, in anticipation of expected increased demand for the product. Coreg CR received an approval letter from the FDA on October 20, 2006, triggering the receipt of a $3 million milestone payment. In March, 2007, GSK launched Coreg CR in the U.S. and we received a further $1 million milestone.
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
     Bristol-Myers Squibb
     On August 27, 2003, we announced that we had entered into a licensing agreement with Bristol-Myers Squibb for Basulin. The license agreement provided for an initial payment to us of $20 million, and additional milestone payments that could have reached $145 million plus royalties on the sale of the product. In March of 2004, we announced that we had received a $5 million milestone payment for the delivery of the phase II-b trial batch. On September 16, 2004, we announced that we had received a letter of termination from Bristol-Myers Squibb. On December 15, 2004, ninety days after receipt of the cancellation letter, we re-acquired the rights to Basulin. On January 31, 2005, Flamel Technologies and BMS entered into a termination agreement, with respect to the former licensing agreement.
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
     Servier
     On January 11, 2002, we announced that we entered into a licensing agreement with Servier for application of our Micropump technology to an ACE inhibitor that is proprietary to Servier. We received $3 million upon signing of the agreement and total payments of over $10 million during 2002. In 2003, we received an additional $1,283,000 in research and development revenues and we recognized one milestone payment of $484,000 as licensing revenue.
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
     In 1999, Corning launched its first photochromic plastic eyeglass lens product developed in collaboration with us, and we began receiving quarterly royalty payments under this agreement. The year 2006 was the seventh full year of royalties for us for this product and we received approximately $674,000 in royalties.
Manufacturing
     On December 31, 1996, the Company acquired a 50,000-square foot pharmaceutical production facility located in Pessac, France from SmithKline. See ‘Item 4. Key Information — Description of Property.’ As part of the acquisition, Flamel employed forty-two experienced plant personnel and entered into a three-year toll manufacturing agreement with SmithKline for cimetidine formulations. The Company has consistently met SmithKline’s production requirements. The agreement was extended through the year 2005.
     Up until 2005, activities at this facility included contract manufacturing for GlaxoSmithKline and other major pharmaceutical companies, process and scale-up activities and the production of clinical batches for our own products, as well as support analytical services for SmithKline and other pharmaceutical laboratories. As our products are commercialized, we expect that this facility will provide necessary quantities of some portion of our products other than Coreg CR.
     In 2004, we built a new facility of 16,000 square feet for a total purchase price of $10.3 million. This new building included 8,600 square feet for the Medusa technology with a new cGMP pilot plant, extended synthesis capacity and increased capacity to manufacture qualification and phase III lots at 10% of the commercial batch size. This will support the production of polymer to meet the needs from projects such as Basulin, interferon-alpha, and interleukin-2. A further building comprising 2,900 square feet houses utilities and a warehouse.
     In 2005, we expanded our facilities in preparation for the manufacture of Coreg CR microparticles for GlaxoSmithKline as well as other Micropump-enabled formulations. The new facility comprises 6,800 square feet and includes the 4,600 remaining square feet from the 2004 expansion. The new Micropump facility was constructed at a cost of $8.2 million. See pages F-13 of our consolidated financial statements.
     The Pessac facility provides the Company with the capability to manufacture its pharmaceutical products. The Company believes that the facility and its operations are in substantial compliance with current ‘Good Manufacturing Practice’ (cGMP) requirements, and the facility is approved by U.S. and European drug agencies for production of certain pharmaceutical products, including commercial quantities of the Company’s microencapsulated drugs. Such approval qualifies the Company to manufacture certain approved pharmaceutical products for sale in most countries in Europe and the U.S.
     In the past, in addition to production activities related to its core businesses, Flamel was able to build on its capabilities and experience with GlaxoSmithKline and other pharmaceutical customers to engage in toll manufacturing for pharmaceutical partners. With its experienced workforce and cGMP operations, the Company provided clinical batch manufacturing, process scale-up services and toll manufacturing of solid dosage forms, and also provided analytical services for contract customers up until the last quarter of 2005. Our production site at Pessac is currently in full-scale production of Coreg CR microparticles.

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
     Since inception, we have been granted 275 patents. Among others, these include patents that relate to microencapsulated aspirin ASACARD, microencapsulated active principle MICROPUMP, methods of producing polyaminoacids for use in delivering proteins and peptides, and nanoparticles of polyaminoacids for delivering proteins and peptides MEDUSA, BASULIN, as well as made of the nanoparticles. In the case of the French patents, we currently have counterpart patents or patent application pending in other European nations, Japan and the United States. We have several additional patent applications pending in France, other European nations, Japan, the United States and some additional countries.
     Throughout, 2006, we filed for 6 new patent applications with the French Patent Office and corresponding US provisional applications. We have also filed 15 Patent Cooperation Treaty (PCT) extensions of cases first filed in 2005 and corresponding direct US non provisional patent applications.
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
Government Regulation
     We believe our delivery systems, when used in conjunction with therapeutic pharmaceuticals, will be subject to drug and biological product approval requirements. In the United States, biological products, such as therapeutic proteins and peptides, generally are subject to the same FDA regulatory requirements as other drugs, although some differences exist. For example, for some biological products a biologic license application (BLA) is submitted for approval for commercialization instead of the new drug application (NDA) used for other drugs. Also, unlike drug products, some biological products are subject to FDA lot-by-lot release requirements and those approved under a BLA currently cannot be the subject of abbreviated new drug applications (ANDAs). Insulin, which is regulated as a drug product, typically has not been the subject of ANDAs. However, the FDA is working on a variety of issues pertaining to the possible development of generic versions of insulin and there can be no assurance that this type of submission will continue to be unavailable for insulin. Additionally, our delivery systems likely will be regulated by the FDA as ‘combination products’ if they are used together with a biologic or medical device. In order to facilitate pre-market review of combination products, the FDA designates one of its centers to have primary jurisdiction for the pre-market review and regulation of both components.
     Photochromic eyeglass lenses are regulated by the FDA as medical devices.
     The design, testing, manufacturing and marketing of new or substantially modified drugs biological products or medical devices must be approved or cleared by regulatory agencies under applicable laws and regulations, the requirements of which may vary from country to country. This regulatory process is lengthy, expensive and uncertain. In the United States, the FDA regulates such products under various federal statutes, including the Federal Food Drug and Cosmetic Act and the Public Health Service Act. Similar requirements exist in the Member States of the European Union. There can be no assurance that we or our collaborative partners will be able to obtain such regulatory approvals or clearances on a timely basis, if at all, for any products under development. Delays in receipt or failure to receive such approvals or clearances, the revocation of previously received approvals or clearances, or failure to comply with existing or future regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

New Drug and Biological Product Development and Approval Process
     United States
     Regulation by governmental authorities in the United States and other countries is a significant factor in the development, manufacture, and marketing of biological and drug products and in ongoing research and product development activities. The products of all of our pharmaceutical and biotechnology partners will require regulatory approval by governmental agencies prior to commercialization. In particular, these products are subject to manufacturing according to stringent cGMP quality principles, and rigorous, pre-clinical and clinical testing and other pre-market approval requirements by the FDA and regulatory authorities in other countries. In the United States, various statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of pharmaceutical and biological products. The lengthy process of seeking these approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources.
     The FDA’s statutes, regulations, or policies may change and additional statutes or government regulations may be enacted which could prevent or delay regulatory approvals of biological or drug products. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the U.S. or abroad.
     Regulatory approval, when and if obtained, may be limited in scope. In particular, regulatory approvals will restrict the marketing of a product to specific uses. Approved biological and other drugs, as well as their manufacturers, drug products are subject to ongoing review (pharmacovigilance: monitoring for adverse reactions, regulation, including requirements and restrictions related to record keeping and reporting, FDA approval of certain changes in manufacturing processes or product labeling, product promotion and advertising, and pharmacovigilance, which includes monitoring and reporting adverse reactions, maintaining safety measures, and conducting dossier reviews for marketing authorization renewal). Discovery of previously unknown problems with these products may result in restrictions on their manufacture, sale or use, or in their withdrawal from the market. Failure to comply with regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other actions affecting the commercial prospects of our pharmaceutical and biotechnology partners’ potential products or uses or products that incorporate our technologies. Any failure by our pharmaceutical and biotechnology partners to comply with permanently emerging current or new and changing regulatory obligations, and any failure to obtain and maintain, or any delay in obtaining, regulatory approvals, could materially adversely affect our business.
     The process for new drug and biological product development and approval has many steps, including:
     Chemical and Formulation Development
     Pharmaceutical formulation taking into account the chemistry and physical characteristics of the drug or biological substance is the beginning of a new product. If initial laboratory experiments reveal that the concept for a new drug or biological product looks promising, then, a variety of further development steps and tests complying with internationally recognized guidance documents will have to be continued, in order to provide for a product ready for testing in animals and, after sufficient animal test results, also in humans.
     Concurrent with pre-clinical studies, clinical trials companies must continue to develop information about the properties of the drug product and finalize a process for manufacturing the product in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and the manufacturer must develop and validate methods for testing the quality, purity and potency of the final products. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product does not undergo unacceptable deterioration over its shelf-life.

     Pre-Clinical Testing
     Once a biological or drug candidate is identified for development, the drug candidate enters the pre-clinical testing stage. This includes laboratory evaluation of product chemistry and formulation, as well as animal studies of pharmacology (mechanism of action, pharmacokinetics) and toxicology which may have to be conducted over lengthy periods of time, to assess the potential safety and efficacy of the product as formulated. Pre-clinical tests must be conducted in compliance with good laboratory practice regulations. Violations of these regulations can, in some cases, lead to invalidation of the studies, requiring such studies to be replicated. In some cases, long-term pre-clinical studies are conducted while clinical studies are ongoing.
     Investigational New Drug Application
     USA: The entire body of chemical or biochemical, pharmaceutical and pre-clinical development work necessary to administer investigational drugs to human volunteers or patients is summarized in an investigational new drug (IND) application to the FDA. The IND becomes effective if not rejected by the FDA within 30 days after filing. There is no assurance that the submission of an IND will eventually allow a company to commence clinical trials. All clinical trials must be conducted under the supervision of a qualified investigator in accordance with good clinical practice regulations to ensure the quality and integrity of clinical trial results and data. These regulations include the requirement that, with limited exceptions, all subjects provide informed consent. In addition, an institutional review board (IRB), composed primarily of physicians and other qualified experts at the hospital or clinic where the proposed studies will be conducted, must review and approve each human study. The IRB also continues to monitor the study and must be kept aware of the study’s progress, particularly as to adverse events and changes in the research. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if adverse events occur. Failure to adhere to good clinical practices and the protocols, and failure to obtain IRB approval and informed consent, may result in FDA rejection of clinical trial results and data, and may delay or prevent the FDA from approving the drug for commercial use.
     European Union: The European equivalent to the IND is the Investigational Medicinal Product Dossier (IMPD) which likewise has to contain pharmaceutical, pre-clinical and, if existing, previous clinical information on the drug substance and product. The intended clinical trial must be authorized by the regulatory authority(ies) of each country where the trial is intended to be run and will be based on the favorable attitude of the Ethics Committee(s) of each country (EU equivalent to IRBs) before trial authorization will be given by the agency(ies) concerned.
     Clinical Trials
     Typically, clinical testing involves the administration of the drug or biological product first to healthy human volunteers and then to patients with conditions needing treatment under the supervision of a qualified principal investigator, usually a physician, pursuant to an FDA reviewed (via the IND submission) ‘protocol,’ or clinical plan. This latter details matters such as a description of the condition to be treated, the objectives of the study, a description of the patient population eligible for the study and the parameters to be used to monitor safety and efficacy.
     Clinical trials are time-consuming and costly, and typically are conducted in three sequential phases, which sometimes may overlap. Phase I trials consist of testing the product in a small number of patients or normal volunteers, primarily for safety, in one or more dosages, as well as characterization of a drug’s pharmacokinetic and/or pharmacodynamic profile. In phase II, in addition to safety, the product is studied in a patient population to evaluate the product’s efficacy for the specific, targeted indications and to determine dosage tolerance and optimal dosage. Phase III trials typically involve additional testing for safety and clinical efficacy in an expanded patient population at geographically dispersed sites. With limited exceptions, all patients involved in a clinical trial must provide informed consent prior to their participation. Meeting clinical endpoints in early stage clinical trials does not assure success in later stage clinical trials. Phase I, II, and III testing may not be completed successfully within any specified time period, if at all.
     The FDA monitors the progress of each clinical trial phase conducted under an IND and may, at its discretion, reevaluate, alter, suspend or terminate clinical trials at any point in this process for various reasons, including a finding that patients are being exposed to an unacceptable health risk or a determination that it is unethical to continue the study. The FDA can also request additional clinical trials be conducted as a condition to product approval. The IRB also may order the temporary or permanent discontinuance of a clinical trial at any time for a variety of reasons, particularly if safety concerns arise. Such holds can cause substantial delay and in some cases may require abandonment of product development. These clinical studies must be conducted in conformance with the FDA’s bioresearch monitoring regulations and/or internationally recognized guidance (such as ICH, or International Conference on Harmonization).

     New Drug Application or Biological License Application
     After the completion of the clinical trial phases of development, if the sponsor concludes that there is substantial evidence that the drug or biological candidate is effective and that the drug is safe for its intended use, an NDA or BLA may be submitted to the FDA. The application must contain all of the information on the drug or biological candidate gathered to that date, including data from the pre-clinical and clinical trials, information pertaining to the preparation of the drug or biologic, analytical methods, product formulation, details on the manufacture of finished products, proposed product packaging, labeling and stability (shelf-life). NDAs and BLAs are often over 100,000 pages in length. Submission of an NDA or BLA does not assure FDA approval for marketing.
     The FDA reviews all NDAs and BLAs submitted before it accepts them for filing (the U.S. prerequisite for dossier review). It may refuse to file the application and request additional information rather than accepting an application for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA or BLA to determine, among other things, whether a product is safe and effective for its intended use. As part of this review, the FDA may refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation. The FDA is not bound by the recommendation of an advisory committee. Under the Prescription Drug User Fee Act (PDUFA), submission of an NDA with clinical data requires payment of a fee. In return, the FDA assigns a goal of 10 months from acceptance of the application to return of a first ‘complete response,’ in which the FDA may approve the product or request additional information. There can be no assurance that an application will be approved within the performance goal timeframe established under PDUFA, if at all. If the FDA’s evaluation of the NDA or BLA is not favorable, the FDA usually will outline the deficiencies in the submission and request additional testing or information. Notwithstanding the submission of any requested additional information, or even in lieu of asking for additional information, the FDA may decide that the marketing application does not satisfy the regulatory criteria for approval or issue a “not-approvable” letter, communicating the agency’s refusal to approve the application.
     FDA approval of an NDA or BLA will be based, among other factors, on the agency’s review of the pre-clinical and clinical data submitted, a risk/benefit analysis of the product, and an evaluation of the manufacturing processes and facilities. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA has substantial discretion in the approval process and may disagree with an applicant’s interpretation of the data submitted in its NDA. Among the conditions for NDA or BLA approval is the requirement that each prospective manufacturer’s quality control and manufacturing procedures conform to cGMP standards and requirements. Manufacturing establishments often are subject to inspections prior to NDA or BLA approval to assure compliance with cGMPs and with manufacturing commitments made in the relevant marketing application.
     Other Countries
     Whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable regulatory authorities must be obtained in any other country prior to the commencement of marketing of the product in that country. The approval procedure may vary from country to country, can involve additional testing, and the time required may differ from that required for FDA approval. Under European Union regulations, product approval can be obtained for a period of five years, renewable subject to certain procedures through either a centralized or decentralized procedure depending on the nature and type of drug. Certain designated drugs are required to use the centralized procedure (mandatory: biologics, biotech and certain indications such as cancer, AIDS, diabetes and CNS; optional for various types of innovations). All others have the option to use the mutual recognition procedure, where approval is first obtained in one European Union country that then acts as a reporter for extending the product’s approval in other European Union countries, or the new decentralized procedure where submission is concomitant in all desired countries, one of them taking care of the dossier intensively and coordinating activities. To the extent possible, clinical trials of our products are designed to develop a regulatory package sufficient for multi-country European Union approval.
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

Regulation of Combination Drugs
     Medical products containing a combination of drugs, biological products or medical devices may be regulated as ‘combination products’ in the United States. A combination product generally is defined as a product comprising components from two or more regulatory categories (e.g., drug/device, device/biologic, drug/biologic). Each component of a combination product is subject to the requirements established by the FDA for that type of component, whether a drug, biologic or device.
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
Marketing Approval and Reporting Requirements
     If the FDA approves an NDA or BLA, the product becomes available for physicians to prescribe. The FDA may require post-marketing studies, also known as phase IV studies, as a condition of approval to develop additional information regarding the safety of a product. These studies may involve continued testing of a product and development of data, including clinical data, about the product’s effects in various populations and any side effects associated with long-term use. In addition, the FDA may require distribution to patients of a medication guide for prescription products that the agency determines pose a serious and significant health concern in order to provide information necessary to patients’ safe and effective use of such products.
     In the European Union, phase IV post-marketing studies are often run by companies in order to obtain further information on product efficacy and positioning on the market in view of competitors.
Post-Marketing Obligations
     Any products manufactured and/or distributed pursuant to FDA approvals are subject to continuing regulation by the FDA, including record keeping requirements, reporting of adverse experiences with the product, submitting other periodic reports, drug sampling and distribution requirements, notifying the FDA and gaining its approval of certain manufacturing or labeling changes, complying with certain electronic records and signature requirements, submitting periodic reports to the FDA, maintaining and providing updated safety and efficacy information to the FDA, and complying with FDA promotion and advertising requirements.
     Drug and biologics manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and to list their products with the FDA. The FDA periodically inspects manufacturing facilities in the United States and abroad in order to assure compliance with the applicable cGMP regulations and other requirements. Facilities also are subject to inspections by other federal, foreign, state or local agencies. In complying with the cGMP regulations, manufacturers must continue to expend time, money and effort in record keeping and quality control to assure that the product meets applicable specifications and other post-marketing requirements. Failure of the company or our licensees to comply with FDA’s cGMP regulations or other requirements could have a significant adverse effect on the company’s business, financial condition and results of operations.
     Also, newly discovered or developed safety or efficacy data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, or even in some instances, revocation or withdrawal of the approval. Violations of regulatory requirements at any stage, including after approval, may result in various adverse consequences, including the FDA’s delay in approving or refusal to approve a product, withdrawal or recall of an approved product from the market, other voluntary or FDA-initiated action that could delay or restrict further marketing, and the imposition of criminal penalties against the manufacturer and NDA holder. In addition, later discovery of previously unknown problems may result in restrictions on the product, manufacturer or NDA holder, including withdrawal of the product from the market. Furthermore, new government requirements may be established that could delay or prevent regulatory approval of our products under development, or affect the conditions under which approved products are marketed.

     In the European Union, stringent pharmacovigilance regulations oblige companies to collect adverse reactions and other eventual supplementary information, report to authorities at regular intervals and take adequate safety measures agreed with regulatory agencies as necessary.
Patent Restoration and Exclusivity
     Under the Drug Price Competition and Patent Term Restoration Act of 1984, known as the Hatch-Waxman Act, a portion of a product’s patent term that is lost during a product’s clinical development and application review by the FDA may be restored. Patent term restoration can return up to five years of patent term for a patent that covers a new product or its use. The patent term restoration period is generally one-half the time between the effective date of the IND and the date of submission of the NDA, plus the time between the date of submission of the NDA and the date of FDA approval of the product. Only one patent claiming each approved product is eligible for restoration and the patent holder must apply for restoration within 60 days of approval. The maximum period of restoration cannot exceed 5 years, or restore the total remaining term of the patent to greater than 14 years from the date of FDA approval of the product. The application for patent term extension is subject to approval by the U.S. Patent and Trademark Office (USPTO), in conjunction with the FDA. It usually takes at least six months to obtain approval of the application for patent term extension, and there can be no guarantee that the application will be granted.
     The Hatch-Waxman Act also created an abbreviated FDA review process for generic and modified versions of pioneer (brand name) drug products, along with a period of statutory protection, known as exclusivity, for new drugs approved under an NDA by the FDA. After approval of a ‘new chemical entity,’ the FDA may not, for a period of five years, accept an ANDA for a generic version of the drug, or an NDA for a drug that is a modification of the innovator and seeks to rely, to some degree, on FDA’s finding that the innovator is safe and effective. This latter type of submission is known as a “505(b)(2) NDA.” After the period of exclusivity has expired, the ANDA process permits a competitor to obtain marketing approval for a generic version of the innovator by showing that the generic product is bioequivalent to the innovator, and without submitting data demonstrating the product’s safety and effectiveness. Similarly, a 505(b)(2) NDA can also then be submitted for a drug that reflects a modification of the innovator product, but seeks to rely on FDA’s previous findings as part of the data demonstrating the new product’s safety and efficacy.
     Hatch-Waxman also provides three years of exclusivity for NDAs that, although not for a new chemical entity, rely on the results of new clinical investigations (other than bioavailability studies) that were essential to the FDA’s approval of the application. Often, this applies to NDAs and NDA supplements seeking approval for new indications, dosage forms, strengths, or conditions of use of previously approved products. As a general proposition, the Hatch-Waxman exclusivities do not bar the approval of full NDAs – that is, NDAs containing all the clinical and other data necessary for FDA’s finding of safety and efficacy – for the same active ingredient. In addition, the three-year exclusivity for new clinical trials only bars applications for a product with the same characteristic as what required the new clinical trials. For example, Coreg CR received three-year exclusivity for the clinical trials that demonstrated the safety and efficacy of the new, controlled-release dosage form; that exclusivity blocks other controlled-release products.
     When an innovator product is approved, the applicant must identify for the FDA certain patents related to the drug that is the subject of the approval. When an ANDA or 505(b)(2) NDA is submitted, the sponsor must notify the holder of the NDA for the innovator drug that is the reference product and the holder of patents listed with that innovator product, and make certifications regarding the patents. If the sponsor asserts that the patents are invalid or not infringed by the manufacture, sale or use of the new product (this is known as a “Paragraph IV certification”), the ANDA or 505(b)(2) NDA can be submitted four years into the five-year exclusivity. In addition, such a certification allows the NDA or patent holder to bring a patent infringement suit, and that suit imposes a 30-month stay on approval of the ANDA or 505(b)(2) NDA. The discovery, trial and appeals process in such suits can take several years. If the litigation is resolved in favor of the generic applicant or the challenged patent expires during the 30-month period, the stay is lifted and the FDA’s review of the application may proceed. If a court finds the patent valid and infringed, the ANDA or 505(b)(2) application may not be made approved until the expiration of the patent. In addition, if the NDA holder or patent owner chooses not to sue such an applicant within the 45-day window, the FDA may approve the ANDA or 505(b)(2) application whenever all of the other requirements for approval are met.

     The protection provided by listed patents and Hatch-Waxman exclusivities can be extended by six months if a company studies the drug in a pediatric population in response to a written request from the FDA. The trial results do not need to show efficacy in the pediatric population studied; rather, if the trial is deemed to fairly respond to the request, the additional protection is granted. Coreg CR has received such pediatric exclusivity, which extends the three-year new clinical trial exclusivity it previously obtained, as well as the protection of the listed patents. The statutory provision permitting the award of pediatric exclusivity expires on October 1, 2007, and there can be no guarantee that Congress will reauthorize this provision, or do so without significant changes.
     The Hatch-Waxman construct applies only to conventional chemical drug compounds, sometimes referred to as small molecule compounds. There is no such process under current law for biological products approved under a BLA, such as growth factors, interferons and certain other proteins. The FDA generally has asserted that it lacks statutory authority to implement an abbreviated approval pathway for generic or “follow-on” biological products. Some have disagreed with this assessment, suggesting that FDA has the necessary authority. In addition, there have been legislative proposals in Congress to explicitly grant FDA such authority. If the law is changed or if the FDA otherwise concludes that it has authority to approve follow-on biologics, such an abbreviated approval process could adversely affect biological products that incorporate our technologies.
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

Other Regulation
     Controlled Substances Act. Our Trigger-Lock™ technology is designed to control the release of narcotics and other active ingredients subject to abuse. Narcotics are “controlled substances” under the Controlled Substances Act. The federal Controlled Substances Act (CSA), Title II of the Comprehensive Drug Abuse Prevention and Control Act of 1970, regulates the manufacture and distribution of narcotics and other controlled substances, including stimulants, depressants and hallucinogens. The CSA is administered by the Drug Enforcement Administration (DEA), a division of the U.S. Department of Justice, and is intended to prevent the abuse or diversion of controlled substances into illicit channels of commerce.
     Any person or firm that manufactures, distributes, dispenses, imports, or exports any controlled substance (or proposes to do so) must register with the DEA. The applicant must register for a specific business activity related to controlled substances, including manufacturing or distributing, and may engage in only the activity or activities for which it is registered. The DEA conducts periodic inspections of registered establishments that handle controlled substances. Failure to comply with relevant DEA regulations, particularly as manifested in the loss or diversion of controlled substances, can result in regulatory action including civil penalties, refusal to renew necessary registrations, or proceedings to revoke those registrations. In certain circumstances, violations can lead to criminal prosecution. In addition to these federal statutory and regulatory obligations, there may be state and local laws and regulations relevant to the handling of controlled substances or listed chemicals.
     cGMP. Its rules apply to the manufacturing of drugs and medical devices. Our manufacturing facilities and laboratories are subject to inspection and regulation by French regulatory authorities and may also be subject to the United States and other countries’ regulatory agencies. Mutual recognition agreements for government inspections exist between the United States, the European Union, Canada, Australia and New Zealand.
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
Description of Property
     Our corporate headquarters and the research center are located in Venissieux, France (a suburb of Lyon) in six adjacent leased facilities totaling approximately 60,000 square feet. One building of approximately 13,000 square feet houses research laboratories, including equipment dedicated to polymer characterization and analytical research. The lease on this facility currently expires in 2009. We intend to renew it. A second facility comprising approximately 13,000 square feet houses equipment dedicated to our Micropump technology. We have renewed the lease on this facility which expires in 2015. The third and fourth facilities of approximately 11,000 square feet house our administrative offices. The leases on these facilities expire from 2010 to 2013. The fifth facility of approximately 6,800 square feet houses analytical laboratories and quality control, with a lease expiring at the end of 2012. The sixth facility of approximately 20,000 square feet houses a biological laboratory and research laboratories with equipment for organic synthesis and polymerization, polymer formulation and small scale processing. The lease on this facility expires end of 2014.
     In 1996, we acquired a pharmaceutical production facility which now comprises approximately 60,000 square feet located in Pessac, France from SmithKline. The plant is housed on a 470,000 square foot lot in an industrial park not far from the Bordeaux airport. Since acquiring the plant, we have added a new manufacturing site with spray-coating equipment and a clean room for the synthesis of biopolymers. The facility has been audited by European and US drug agencies and is, we believe, cGMP compliant. It is qualified to manufacture pharmaceutical products that can be sold in most countries in Europe and the US. The value of the facility is recorded in our financial books at the value of the liabilities corresponding to the retirement indemnities of the plant staff that we assumed at the time of the plant purchase, plus the additional investments made by us, less the depreciation and appropriate amortization.
     In 2004, we built a new facility of 16,000 square feet for a total purchase price of $10.3 million. This new building included 8,600 square feet for the Medusa technology with a new cGMP pilot plant, extended synthesis capacity and increased capacity to manufacture qualification and phase III lots at 10% of the commercial batch size.
     In 2006, we completed the expansion of our facilities in preparation for the manufacture of Coreg CR microparticles for GlaxoSmithKline as well as other Micropump enabled formulations. The new facility comprises 6,800 square feet and houses two suites of equipment, as well as a dedicated warehouse, analytical control laboratory and a technical area with air compressor units, refrigeration units for solvents, and heat boiler. The new Micropump facility was constructed at a cost of $8.2 million and has been manufacturing commercial quantities of the product since the last quarter of 2006 on a 24 hours a day, 7 days a week basis.

     In the last quarter of 2006, we commenced the expansion of our Micropump Pilot Development facilities increasing the available area by 14,300 square feet and renovating a further 4,500 square feet. The new facility will house administrative offices and process development areas which can be utilized for the production of both clinical and commercial batches, thus increasing our production capacity from two lines to three. GSK will partly sponsor the extension of these facilities and will have exclusive use of part of this equipment, in order to increase the production capacity of Coreg CR microparticles.
          ITEM 4A. Unresolved Staff Comments
N/A.
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
     2006 has been a critical year for the Company as a result of the success of our partnership with GlaxoSmithKline (GSK) for the development of Coreg CR. This partnership along with other feasibility initiatives with undisclosed partners has enabled a stability of revenues in 2006 and revenues from the supply of commercial quantities of Coreg CR microparticles to GSK as of the final quarter. The Company has maintained a tight control on expenses to ensure efficient and effective use of funds for the long term benefit of the company and, as a result, operating expenses have decreased compared with 2005. The Company has adopted, as of January 1, 2006, FAS 123R – Stock Based Compensation, using the modified prospective method, which has resulted in the recognition of $10.0 million of non-cash expenses in 2006. Under the transition method, compensation cost in 2006 includes: (i) compensation cost for all share-based payments granted prior to but not vested as of January 1, 2006, and (ii) compensation cost for all share-based payments granted in 2006.
     The Company has continued to achieve scientific success with both technological platforms and notably the development in 2006 of a unique polymer for our Medusa platform. Investments in our facilities were pursued in 2006 in order to meet the demands of our key partners and will continue to be pursued through the renovation and extension of our existing Micropump Development facilities at Pessac in 2007.
     As in previous years, the majority of the Company’s expenses were incurred in Euros. However, a significant portion of revenues were, and will continue to be, denominated in U.S. dollars, see ‘Item 11. Quantitative and Qualitative Disclosures about Market Risk’. The conversion of the Company’s financial accounts to U.S. dollars is calculated in accordance with the value of the Euro to the U.S. dollar. See ‘Item 3. Key Information – Exchange Rates. The relative stability of the average value of the Euro relative to the U.S. dollar in 2005 and 2006 enables a reasonable comparison of the Statement of Operations. However, the significant increase in the value of the Euro relative to the U.S. dollar (11.6%) results in a corresponding increase in amounts represented in the Balance Sheet as of December 31, 2006 compared with December 31, 2005. The company does not engage in substantial hedging activities with respect to the risk of exchange rate fluctuations, except it does, from time to time, purchase Euros against invoiced dollar receivables. There is no outstanding hedging agreement as of December 31, 2006.
     The Company continues to benefit from a solid cash position which has enabled to continue to invest both in internal research programs and in the infrastructure required to execute these programs and those of our partners.

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
     The Company has incurred substantial losses since its inception, and through December 31, 2006, had an accumulated deficit of approximately $110.4 million. Flamel expects to continue its investment in its research and development activities and to maintain its primary facilities and business infrastructure. Thus, there can be no assurance that the Company will not continue to incur losses in the short term. In the future, we expect our product sales and costs of goods sold to increase as a result of an increase in manufacturing activities for GlaxoSmithKline. We also expect an increased revenue stream from royalties as a result of the approval and launch of Coreg CR by GlaxoSmithKline in the first quarter of 2007, which marks the first commercial utilization of Flamel’s Micropump technology.
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
     The Company receives financial support for capital investment programs from partners. Revenue from these operations is amortized on a pro-rata basis over the expected life of the related assets and reflected as an offset of the depreciation of the related assets in the consolidated statements of operations.

Results of Operations
     Years Ended December 31, 2006, 2005 and 2004
     Operating Revenues
     The Company had total revenues of $23.0 million in 2006, $23.6 million in 2005 and $55.4 million in 2004.

		2004	2005	2006
LICENSE AND RESEARCH REVENUES		50.9	20.8	20.3

RESEARCH		20.8	15.4	13.4

Research	Servier	0.2
	GSK Coreg CR	6.4	8.6	9.6
	BMS	8.0
	TAP Lansoprazole	4.9	6.8
	Biovail Genvir	0.6
	Undisclosed Partners	0.7		3.8

LICENSES		30.1	5.4	6.9

Up Front Payment	Servier	1.4
	GSK Coreg CR	0.8	0.8	0.2
	BMS	19.9
	TAP Lansoprazole	0.1	0.9
	Biovail Genvir	0.2	0.2
	Undisclosed Partners	0.1		0.7

Milestones	GSK Coreg CR	2.0	2.0	6.0
	BMS	5.1
	TAP Lansoprazole	0.5	1.5

TOTAL		50.9	20.8	20.3

	Servier	1.6
	GSK Coreg CR	9.2	11.4	15.8
	BMS	33.0
	TAP Lansoprazole	5.5	9.2
	Biovail Genvir	0.8	0.2
	Undisclosed Partners	0.8		4.5
     License and research revenues in total in 2006 are comparable with 2005 although the termination of the licence agreement with TAP in September 2005 has been compensated for by research and license revenues with undisclosed partners and increased research and development revenues from GSK.
     Research and development revenues in 2006 consisted primarily of $9.6 million from GSK, and $3.8 million from undisclosed partners. Research and development revenues in 2005 consisted primarily of $8.6 million from GSK, and $6.8 million from TAP. Research and development revenues in 2004 consisted primarily of $8 million from Bristol-Myers Squibb, $6.4 million from GSK, and $4.9 million from TAP.
     License revenue in 2006 consisted primarily of $6.2 million from GSK (of which $0.2 million represents amortization of up-front payments). Recognition of the amortization of up-front payments is calculated according to the average exchange rate during the period of recognition. License revenues in 2005 consisted primarily of $2.8 million from GSK (of which $0.8 million represents amortization of up-front payments) and $2.4 million from TAP. License revenue in 2004 consisted primarily of $25 million from Bristol-Myers Squibb (of which, $19.9 million represents amortization of up-front payments, including the unamortized portion at December 15, 2004 which was recognized upon the effective date of the cancellation of the contract with Bristol-Myers Squibb), $2.8 million from GSK (of which $0.8 million represents amortization of up-front payments) and $1.4 million from Servier (all of which represents amortization of up-front payments).

     In 2006, product sales and services revenues totaled $2.1 million all of which relates to the sale of Coreg CR microparticles to GSK. In 2005, product sales and services revenues totaled $1.8 million of which $0.1 million related to the manufacture of Cimetidine and Tagamet for GlaxoSmithKline and $1.7 million from clinical batches and toll manufacturing with various customers. In 2004, product sales and services revenues totaled $3.8 million of which $0.12 million relate to the manufacture of Cimetidine and Tagamet for GlaxoSmithKline and $3.7 million from clinical batches and toll manufacturing with various customers.
     Other revenues of $ 0.7 million in 2006 consisted primarily of royalties from Corning related to the sale of photochromic lenses, incorporating Flamel’s technology. Other revenues of $1.0 million in 2005 and $0.8 million in 2004 consisted primarily of royalties from Corning.
     Operating Expenses
     The Company had total costs and expenses of $61.9 million in 2006, $64.4 million in 2005 and $46.6 million in 2004.
     In 2006, research and development costs represented the most significant operating expenses of the Company. These totaled $38.2 million in 2006, $47.3 million in 2005 and $35.4 million in 2004. In 2006 research and development costs include $3.9 million of FAS 123R options-related expense. Nevertheless, research and development costs remain in excess of the Company’s license and other revenues, but to a lesser degree than in 2005. The company continues to invest in pre-clinical and clinical studies on products in early phases of development. Since the Company’s base of operations is in France, these costs are denominated in Euros. Consequently, the fluctuation in the value of the Euro against the U.S. dollar can result in higher dollar-denominated costs, although this variable has had limited impact on results in 2006 and 2005 as a result of the stability of the average exchange rate. During the course of 2006 the Company has continued to pursue its research and development activities on both platforms on early phase projects, but equally on new projects and initiatives which are considered to enhance the attractiveness of our technology platforms for potential partners.
     In 2006, research and development costs decreased by approximately $9.1 million compared to 2005 (or 19.2%) and by $13 million (or 27.5%) prior to inclusion of FAS 123R options-related expense amounting to $3.9 million. Research and development costs in 2006 represent the cost of self-funded programs such as interferon-alpha, human growth hormone and the development of a unique polymer for the Medusa platform. The increase in research and development costs in 2005 compared to 2006 and 2004 was due to the active pursuit of ongoing partnerships and the decision to pursue into 2005 the conclusion of studies already commenced on Basulin following the notice of termination of the agreement in late 2004. The number of employees dedicated to research and development activities has remained stable in 2006 compared to 2005 and the company has invested $ 4.2 million on pre-clinical and clinical studies (decrease of $10.9 million compared with 2005).
     Costs of goods and services sold were $6.3 million in 2006, $2.5 million in 2005 and $3.6 million in 2004. These costs include direct and indirect labor, materials, outside services and overhead costs relevant to contract manufacturing provided to third parties at the Pessac facility. The fluctuation in costs year-to-year is the result of the de-emphasizing of contract manufacturing and services from 2004 through to October of 2005 and a focus of our production capabilities in 2006 towards the manufacture of commercial quantities of Coreg CR microparticles. Costs incurred during the course of 2006 represent both the costs of preparation and qualification of our facilities plus the cost of producing commercial quantities of the product for GSK.
     Selling, general and administrative (SG&A) expenses, amounted to $17.4 million in 2006, $14.5 million in 2005 and $7.6 million in 2004. SG&A expenses in 2006 include, $5.9 million of FAS 123R options-related expenses and in 2005 included a provision of $4.3 million resulting primarily from the consequences of the departure of the Chairman, CEO and founder of the Company and related parties. On a comparable basis, SG&A expenses have increased by $1.3 million mainly as a result of the increase in costs associated with patent registrations and execution of diligence associated with Sarbanes-Oxley 404. Increases in 2005 over 2004 SG&A expenses were largely attributable to the increase in personnel in business development and legal fees incurred by the proxy battle in June 2005.

     Non-Operating Items
     Interest income and realized gains on sale of monetary SICAVs (Sociétés d’Investissement à Capital Variable) was $2.0 million in 2006, $3.7 million in 2005 and $0.7 million in 2004. The significant decrease in interest income in 2006 is due to the realized gain on sale of monetary SICAVs in 2005 which had accumulated since 2003. In addition, fluctuating average cash balances invested year-to-year and variability of interest rates impact the level of interest earned and realized gains on sale of monetary SICAVs. Interest expense was $35,000 in 2006, $68,000 in 2005, and $45,000 in 2004 and is primarily related to the interest applicable to the Company’s equipment leases.
     Foreign exchange loss for 2006 amounted to $0.6 million compared to a gain of $0.5 million in 2005 and a loss of $0.2 million in 2004. These amounts are the consequence of having a significant volume of revenues denominated in USD and the corresponding variation in exchange rates during the year.
     Other income in 2006 consisted of a number of miscellaneous items as is the case in 2004. In 2005 other income consisted primarily of the termination fee from Bristol-Myers Squibb totaling $4.9 million executed in January 2005 relative to the licensing and commercialization agreement to develop and market Basulin.
     The French government provides tax credits to companies both for annual increased spending and annual volume of spending on innovative research and development. Income tax benefits correspond to these French research tax credits, which are credited against income taxes payable in each of the four years after being incurred or, if not so utilized, are recoverable in cash. As of December 31, 2006, Flamel had total research tax credits receivables of $12.2 million. If these credits are not applied against future income taxes, they will be received as cash payments in the fourth year after the credit is earned, i.e. $0.6 million in 2007, $4.9 million in 2008 , $4.5 million in 2009 and $2.2 million in 2010. The Company earned a research and development credit in 2006 of $2.1 million, $4.2 million in 2005 and $4.6 million in 2004. The reduction in the credit earned in 2006 is a direct result of the decrease in research and development costs in 2006 compared to 2005 and 2004.
     As of December 31, 2006, the Company had $89.6 million in French net operating loss carry-forwards. The above carry-forwards can be utilized against future operating income indefinitely.
     Net Income/Loss
     For the year ended December 31, 2006 the Company reported a net loss of $35.2 million or ($1.48) per share. For the year ended December 31, 2005, the Company reported a net loss of $27.4 million, or ($1.19) per share. For the year ended December 31, 2004, the Company reported a profit of $12.5 million, or $0.53 per share on a diluted basis and $0.58 per share (basic).
Liquidity and Capital Resources
     On December 31, 2006, the Company had $51.8 million in cash and cash equivalents and $10.9 million in marketable securities, as compared to $1.0 million and $82.8 million on December 31, 2005 and $4.6 million and $100.8 million on December 31, 2004. During the course of 2006, the Company transferred a significant volume of its resources to Short Term Fixed Deposits rather than marketable security investments in order to benefit from a higher return on investment. Consequently the level of cash and cash equivalents has increased as of December 31, 2006 compared to December 31, 2005 and the level of marketable securities decreased as of December 31, 2006 compared to December 31, 2005, over and above the cash used to finance operating activities.
     Net cash used in operating activities was ($30.3) million as of December 31, 2006, ($19.4) million as of December 31, 2005, and ($4.2) million as of December 31, 2004. As of December 31, 2006, net cash used in operating activities reflected net loss of $35.2 million offset by non-cash expenses totaling $13.6 million, including $5.2 million from depreciation of property and equipment and $10.0 million relative to stock compensation expenses. The increase in net cash used for operating activities compared with the period ended December 31, 2005 is principally the result of the variation in working capital year on year resulting in cash utilization of $8.7 million. The increase in accounts receivable and inventory of $2.6 million and $2.1 million respectively is a direct result of the commencement of manufacturing of commercial quantities of Coreg CR microparticles on behalf of GSK in the last quarter of 2006. In addition, payables relative to capital investments is lower at December 31, 2006, compared with December 31, 2005, due to the completion of the Micropump production facility in mid-2006 resulting in a reduction in accounts payables of $3.0 million.

     Net cash provided by investing activities was $73.1 million in 2006 and included proceeds from the sale of marketable securities amounting to $262.6 million, less $6.3 million primarily invested at the Pessac plant to provide production facilities for the manufacture of commercial quantities of Coreg CR microparticles and initial investments for the continued expansion of our facilities at Pessac, and $183.6 million relating to the purchase of marketable securities. The increase in net cash provided by investing activities is as a result of the transfer of certain of our investments from marketable securities to Short Term Fixed Deposits as discussed above. Net cash used in investing activities amounted to ($4.5) million in 2005 and net cash provided by investing activities amounted to $2.1 million in 2004.
     Net cash provided by financing activities was $5.5 million in 2006, which includes $5.0 million received from GSK to sponsor part of the extension of existing facilities which increases our production capacity from two lines to three, less $2.1 million used to invest in equipment on behalf of GSK, and $2.6 million resulting from the exercise of warrants from directors and the exercise of options from employees. In 2005 and 2004, financing activities provided $21.1 million and $5.1 million, respectively. In 2005, net cash provided by financing activities included $12.3 million received from GSK for the funding of investments less $7.9 million used to invest in equipment on behalf of GSK, plus $3.5 million of conditional grants received from government agencies and $13.6 million resulting from the exercise of warrants from investors and directors which yielded $9.4 million, and the exercise of options from employees which yielded $4.2 million. In 2004, net cash provided by financing activities includes $6.4 million received from GSK for the funding of investments, less $2.5 million which was used to invest in equipment, plus $0.8 million resulting from the exercise of options from employees.
     Since its inception, the Company’s operations date have consumed substantial amounts of cash and are expected to continue to do so in the short term. The Company believes that ongoing research and product development programs are adequately funded for the next year. The Company also believes current financial resources and cash from various grants, royalty payments and licenses will be sufficient to meet the Company’s cash requirements for at least the next two years.
     As of December 31, 2006, the Company held marketable securities classified as available-for-sale and recorded at fair value. Total marketable securities totaled $10.9 million at December 31, 2006 and $82.8 million at December 31, 2005.
     As of December 31, 2006, the Company had loans of $0.9 million from Anvar, an agency of the French government that provides financing to French companies for research and development and $1.9 million advance from the French Ministry of Industry for a ‘Proteozome research project’. These loans do not bear interest and are repayable only in the event that the research is successful technically or commercially. See Note 14 to the Consolidated Financial Statements.
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
     If the Company breaches the supply agreement through gross negligence, GlaxoSmithKline can choose to terminate the supply agreement. The likely occurrence of this event is deemed remote given the Company’s ability to perform under supply arrangements based on our historical experience. In the event of a breach and a decision to terminate the agreement, all payments received become repayable to GlaxoSmithKline and Flamel will receive immediate title to all production equipment.
     Upon cessation of the supply agreement, in the normal course, GSK will pass title to all production equipment to Flamel without cost of any kind.
     As of December 31, 2006, Flamel had received all amounts payable by GSK under the agreement as detailed above. A total of $8.2 million has been spent on the acquisition of buildings and fixtures and a total of $11.1 million has been spent on behalf of GSK for the purchase of production equipment. As of December 31, 2006, all funds received have been used to purchase both equipment and facilities, for completion of the manufacturing area. The funds received from GSK to finance the acquisition of assets owned by Flamel are classified as a current liability for $0.9 million and as a long term liability for $7.1 million. The total liability of $7.1 million is being amortized on a pro-rata basis over the expected life of the related assets and reflected as an offset of the depreciation of the related assets.

     In July, 2006, the supply agreement was supplemented by an agreement with GSK to sponsor the expansion of our facilities at Pessac from two lines to three in anticipation of an expected increase in demand for the product. The provisions of the agreement include payments to Flamel of $7.2 million to partially support the acquisition of equipment, building and fixtures on which Flamel will have immediate title. GSK will have exclusive use of part of the facilities in order to meet demand requirements. At December 31, 2006, Flamel had received one installment for $5.3 million which is classified as a long term liability. The liability will be amortized on a pro-rata basis over the expected life of the related assets and reflected as a partial offset of the depreciation of the related assets.
     The Company does not maintain any credit lines with financial institutions.
     The contractual cash obligations of the Company are as follows

	Payments Due Per Period
		Less than	1 to 3	3 to 5	More than
(in thousands of US)	Total	1 year	years	years	5 years
Long-Term Debt (see note 14)	$2,795		$648	$1,636	$511
Capital Lease Obligation (see note 15)	$713	$437	$276
Operating Leases (see note 21.2)	$4,930	$893	$1,533	$1,199	$1,305

Total Contractual Cash Obligations	$8,438	$1,330	$2,457	$2,835	$1,816
     As of December 31, 2006, the Company had ongoing purchase obligations for capital investments related to the extension of its facilities at Pessac amounting to $8.5 million. As of December 31, 2006, the Company has no off-balance sheet arrangements.

ITEM 6. Directors, Senior Management and Employees
Directors and Senior Management
     The following table sets forth the name and position of the directors of the Registrant as of December 31, 2006.

		Year of Initial
Name	Position	Appointment
Elie Vannier (1) (2)	Non-Executive Chairman of the Board of Directors	2005
Cor Boonstra (2)	Director	2005

Frédéric Lemoine (2) (3)	Director	2005

Lodewijk J.R. de Vink (1) (3)	Director	2006
John L. Vogelstein(1) (3)	Director	2005
Stephen H. Willard	Chief Executive Officer and Director	2000

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Member of the Nominating and Corporate Governance Committee
     The following table sets forth the name and position of the executive officers and senior managers of the Registrant as of December 31, 2006.

		Year of Initial
Name	Position	Appointment
Michel Finance	Executive Vice President and Chief Financial Officer	2005
Rafael Jorda	Executive Vice President and Chief Operating Officer	1991
Andrew Francis	Vice President Business Development	2005
Christian Kalita	Directeur Général Délégué Pharmacien Responsable (Chief Pharmacist)	2005

Yves Bourboulou	Industrial Director	2005
Martine Capelle	Human Resources Director	2006
Catherine Castan	Director of R&D Micropump	1992
You Ping Chan	Director of Chemistry Department	1992
Sian Crouzet	Financial Controller	2005
Katherine Hanras	Director of Innovative Technologies	1998
Roger Kravtzoff	Preclinical and Early Clinical Development Director	2002
Kenneth Lundstrom	Director of Research	2006
Remi Meyrueix	Scientific Director	1990
Charles Mosseri-Marlio	Director of Strategic Planning and Investor Relations	2004
Raphaëlle Portella	Legal Counsel, France	2006
David Weber	Supply Chain Director	2004
     The term of office of each of the directors expires at the year 2007 ordinary shareholders meeting.
     In accordance with French law governing a société anonyme, the Company is managed by its Board of Directors and by its Directeur Général (Chief Executive Officer), who has full executive authority to manage the affairs of the Company, subject to the prior authorization of the Board of Directors or of the Company’s shareholders for certain decisions expressly specified by law. In addition, the Directeur Général may submit to the Board of Directors the nomination of one or more, but not more than five (5) Directeurs Généraux Délégués.

     The Board of Directors reviews and monitors Flamel’s economic, financial and technical strategies. In addition, under French law, the Board of Directors prepares and presents the year-end French statutory accounts of the Company to the shareholders and convenes shareholders’ meetings. French law provides that the Board of Directors be composed of no fewer than three and not more than 18 members, each of whom must be a shareholder of the Company. The actual number of directors must be within such limits and may be provided for in the statuts or determined by the shareholders at the annual general meeting of shareholders. The number of directors may be increased or decreased only by decision of the shareholders. No more than a third of directors may be over the age of seventy.
     Under French law, a director may be an individual or a legal entity. A legal entity that serves as a director must appoint an individual, as a ‘permanent representative,’ who represents such legal entity on the Board. There is no limitation, other than applicable age limits, on the number of terms that a director may serve. Directors are elected by the shareholders and serve until the expiration of their respective terms, or until their resignation, death or removal, with or without cause, by the shareholders. Vacancies which exist on the Board of Directors: (i) because of the resignation or death of a director, may be filled by the Board of Directors pending the next shareholders’ meeting, if the number of remaining directors after such resignation or death exceeds the minimum number of directors set forth in the Articles of Association; (ii) for whatever reason, must be filled by the Board of Directors within three months of such vacancy, if the number of remaining directors after such vacancy is less than the minimum number of directors set forth in the Articles of Association but exceeds the minimum legal requirement; and (iii) for whatever reason, must be filled immediately at a shareholders’ meeting if the number of directors after such vacancy is less than the minimum legal requirement.
     The Company’s Board of Directors currently consists of six members, five of whom are outside directors: Elie Vannier, Chairman of the Board of Directors and COO of Grandvision SA and Director of Promod SA; Cor Boonstra, former chairman and chief executive officer of Philips Electronics NV and Director of Hunton Douglas; Frédéric Lemoine, Chairman of the Supervisory Board of AREVA, former Deputy General Secretary of Economic Affairs to President Jacques Chirac of France, Director of Groupama SA and member of the Supervisory Board of Générale de Santé; Lodewijk J.R. de Vink, former President of Schering Plough International, former Chairman and Chief Executive Officer of Warner Lambert, Inc., Director of Alcon, Inc. and Director of Roche; and John L. Vogelstein, who is Senior Advisor of Warburg Pincus, former Vice Chairman of Warburg Pincus and Director of Mattel, Inc. We believe these directors bring broad experience to Flamel.
     Board Practices
     Non-Executive Directors of the Company receive fees for their services and are entitled to subscribe for warrants (as described in Note 17.3 to our Consolidated Financial Statements). Directors’ fees and warrants are proposed by the Board of Directors and are submitted for the approval of shareholders at the annual general shareholders’ meeting. Non-Executive directors are reimbursed, upon request, for expenses incurred in attending Board meetings.
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
     Directors are required to comply with applicable law and Flamel’s statuts. Under French law, directors are liable for violations of French legal or regulatory requirements applicable to ‘sociétés anonymes’, violation of the Company’s statuts or mismanagement. Directors may be held liable for such actions both individually and jointly with the other directors.
     French law requires that companies having at least 50 employees for a period of 12 consecutive months have a Comité d’Entreprise (Employee Representation Committee) composed of representatives elected from among the personnel. The Employee Representation Committee was formed in 1997. Two of those representatives are entitled to attend all meetings of the Board of Directors of the Company, but they do not have any voting rights.

     The Board has a Compensation Committee currently composed of Lodewijk J.R. de Vink (Chairman of the Committee), John L. Vogelstein and Elie Vannier. The Compensation Committee makes recommendations to the Board of Directors on the compensation of the executive officers of the Company, including the Chief Executive Officer. The Board of Directors takes the final decisions on compensation. The Board has an Audit Committee currently composed of Frédéric Lemoine (Chairman of the Committee), Cor Boonstra and Elie Vannier. The Audit Committee recommends to the Board the selection of Flamel’s independent auditors and reviews the findings of the auditors. The Company has a Nominating and Corporate Governance Committee, currently composed of John L.Vogelstein (Chairman of the Committee), Frédéric Lemoine and Lodewijk J.R. de Vink. The Company also has an informal Scientific Advisory Board.
     The Chief Executive Officer of Flamel has full executive authority to manage the affairs of Flamel and has broad powers to act on behalf of Flamel and to represent Flamel in dealings with third parties, subject only to those powers expressly reserved by law or corporate resolutions of the Board of Directors or the shareholders. The Chief Executive Officer determines, and is responsible for the implementation of the goals, strategies and budgets of Flamel, which are reviewed and monitored by the Board of Directors. The Board of Directors has the power to appoint and remove, at any time, the Chief Executive Officer.
     Compensation of Directors and Officers
     During 2006, the amount of compensation paid or accrued for the benefit of executive officers of the company and its subsidiaries for services in all capacities was $763,400 for Stephen H. Willard. In addition, Mr. Willard was granted options in the amount and on the terms set forth below, in the table showing options and warrants granted in 2006. In the event of termination of employment of Mr. Willard by the Company, other than for gross misconduct, Mr. Willard is entitled to receive an amount of $500,000. Executive directors do not receive compensation for their service in that capacity.
     On June 12th 2006, a shareholders’ meeting approved a total amount of annual attendance fees allocated to the Board at 400,000 Euros. For the financial year 2006 a total amount of 478,333 Euros ($600,628) was paid or accrued for the benefit of non-executive for their services in that capacity.
     Senior Management and Executive Officers
The Company’s senior management includes the following individuals:
Stephen H. Willard is our Chief Executive Officer and also serves on our Board of Directors. Prior to being asked to serve in his present capacity by the Board of Directors in June of 2005, Mr. Willard was Flamel’s Chief Financial Officer and General Counsel. Immediately prior to joining us in August, 2000, Mr. Willard was employed as a vice president of Biovail. He also worked as an investment banker at Credit Suisse First Boston and as an attorney with Gibson, Dunn & Crutcher LLP and Shearman & Sterling LLP. He is a graduate of Yale Law School (1985) and Williams College (1982). He is a Director and Non Executive Vice Chairman of E-Trade Financial Corporation.
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
Rafael Jorda is our Chief Operating Officer and Executive Vice President. Mr. Jorda joined us in 1991 and specializes in chemical engineering and in the structure-property relationships of materials. From 1986 to 1990, he worked as a research and development scientist on controlled-released and biopolymers at Rhone-Poulenc. He has a masters in Chemical Engineering from Virginia Tech. and is a graduate of Ecole Nationale Supérieure de Chimie de Montpellier.
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
Yves Bourboulou is our Technical Director and Pessac Plant Deputy Manager. He worked previously as Plant manager at Pharmacia and Fresenius Kabi. He held before various senior pharmaceutical positions as Quality assurance Director; Chief Pharmacist. He has more than 20 years experience in pharmaceutical production; quality and development.
Martine Capelle is our Human Resources Director and joined us in 2006. She previously worked for the Danone group for 15 years in different Human Resource functions and roles and prior to this as Human Relations manager responsible for a couple of automobile plants. She is a graduate of Lyon Human Sciences University.
Catherine Castan is our Director of R&D Micropump. Mrs. Castan joined us in 1992 after having spent four years at Sanofi Recherche. She is a graduate of Ecole Nationale Supérieure de Chimie de Montpellier and has a PHD in polymer chemistry, applied in drug delivery.
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
Katherine Hanras is our Innovative Technologies Director and joined Flamel in 1998. Mrs. Hanras spent two years at the Lipid Institut (ITERG) working on Cell membranes and Biovector interactions and after joined Sarget Pharma as manager in the R&D analytical Department. In 1998, she obtained her PhD in pharmaceutical science/option Analytical Chemistry with a dissertation on natural polyphenolic plant extracts: structure-property relationships with skinhealing and cell apoptose.
Roger Kravtzoff is our Preclinical and Early Clinical Development Director. Mr. Kravtzoff received his Doctorat-es Sciences in Biochemistry from Tours University (France ) in 1988 and a broad expertise in drug delivery system. In 1985, he joined Centre Regional de Transfusion Sanguine as a research engineer, and in 1991, he became a scientist associate director in one of the subsidiaries of the French National Blood Center, Novacell. He joined Biovector Therapeutics in 1993 and worked as a Project Director. He joined us in June 2002 and is currently managing our regulatory affairs with regard to our pre-clinical and clinical developments.
Kenneth Lundstrom joined Flamel in June 2006 as Director of Research. Dr. Lundstrom is a molecular biologist by training and has acquired a broad expertise in protein expression, viral vectors, gene therapy, structural genomics and drug delivery. He has published more than 200 peer-reviewed research articles, reviews and book chapters. Previously, Dr. Lundstrom has worked for both big pharmaceutical companies and start-up biotechnology enterprises.
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
Raphaëlle Portella is our French Legal in-house Counsel and joined us in April 2006. Mrs Portella previously worked as Head of the Corporate and Business Law Department for ADIA (Adecco Group) for almost 10 years. She graduated from Lyon University with a master (DESS) in Business Law.

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
     On July 19, 2001, the Company issued to each of Messrs. Meredith and Treilles, each a member of the Board of Directors of the Company, 10,000 warrants. Each warrant is exercisable to purchase one Share at a price of 5.94 Euros ($5.24) 2 per share.
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
     On June 20, 2002, the Company issued to each of Messrs. Meredith and Treilles, each a member of the Board of Directors of the Company, 40,000 warrants. Each warrant is exercisable to purchase one Share at a price of 2.33 Euros ($2.05) 2 per share.
     On September 19, 2002, the Company issued to Mr. Compain, a member of the Board of Directors of the Company, 40,000 warrants. Each warrant is exercisable to purchase one Share at a price of 1.36 Euros ($1.35)2 per share.
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

[2]	Price in USD represents the translation from Euros on the date of grant and does not represent the subscription or exercise price which is expressed exclusively in Euros.

     On November 7, 2003, the Company issued to the Directors of the Company, Mssrs. Cesan, Greco and Dearstyne 60,000 warrants each. For Mr. Treilles, member of the Board since March 2000, the Company issued 20,000 warrants. Each warrant is exercisable to purchase one Share at a price of 9.88 Euros ($11.29) 2.
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
     On October 24, 2005, the shareholders of the Company authorized the issuance of up to 250,000 warrants reserved to a category of beneficiaries comprising the Directors of the Company who are not officers and/or employees of the Company, including the Chairman, of which 240,000 have been subscribed for. On November 3, 2005, the Board of Directors authorized the Directors of the Company, Mssrs. Vogelstein, Boonstra, Thurmann and Lemoine, to subscribe to 60,000 warrants each for a subscription price of 1.49 Euros per warrant ($1.79) 2. Each warrant is exercisable to purchase one Share at price of 14.91Euros ($17.88) 2.
     On March 2, 2006, the Board of Directors authorized Mr. Lodewijk J.R. de Vink, Director, to subscribe to 63,084 warrants and Mssrs Boonstra and Vogelstein to subscribe for 3,083 warrants each for a subscription price of 2.0 Euros per warrant ($2.40) 2. Each warrant is exercisable to purchase one Share at price of 20.07 Euros ($23.99)2.
     On October 24, 2005, the shareholders of the Company authorized the issuance of new shares which authorizes the Board of Directors to award and issue up to 200,000 shares free of charge to officers and employees of the company as compensation for services rendered. Under the terms of the awards the shares are definitively owned by the beneficiaries two years following their allocation and the beneficiaries are required to retain the shares for a further two years.
     On June 12, 2006, the shareholders of the Company authorized the issuance of up to 150,000 warrants reserved to a category of beneficiaries comprising the Directors of the Company who are not officers and/or employees of the Company, including the Chairman, of which 125,000 have been subscribed for.
     On June 12, 2006, the Board of Directors authorized the Directors of the Company, Mssrs., Boonstra, de Vink, Lemoine, Vannier and Vogelstein, to subscribe to 25,000 warrants each for a subscription price of 1.46 Euros per warrant ($1.84) 2. Each warrant is exercisable to purchase one Share at a price of 14.6 Euros ($18.48)2.

Options and Free of Charge Share Awards Granted and Warrants Subscribed from January 1, 2006 to March 31, 2007

							Free of
		Number	Plan on	Exercise	Exercise		Charge
		of	Which	Price in	Price in		Share
	Warrants	Options	Granted	Euros €	USD $[2]	Expiration	Awards
Vannier	25,000			14.60	18.48	June 2009
Boonstra	60,000			14.91	17.88	November 2008
	3,083			20.07	23.99	March 2009
	25,000			14.60	18.48	June 2009
De Vink	63,084			20.07	23.99	March 2009
	25,000			14.60	18.48	June 2009
Lemoine	50,750			14.91	17.88	November 2008
	25,000			14.60	18.48	June 2009
Vogelstein	60,000			14.91	17.88	November 2008
	3,083			20.07	23.99	March 2009
	25,000			14.60	18.48	June 2009
Willard		100,000	2004	25.39	33.46	December 2016

Alluis		1,000	2004	16.56	20.4	April 2016	1,500
Angot							1,500
Autant		3,250	2005	25.39	33.46	December 2016	2,450
Bardet		2,000	2005	25.39	33.46	December 2016	1,500
Bourboulou		6,500	2005	25.39	33.46	December 2016	5,000
Borel		2,750	2005	25.39	33.46	December 2016	2,000
Caisse							1,700
Capelle		25,000	2004	13.97	17.65	July 2016
		3,750	2005	25.39	33.46	December 2016	2,800
Castan		6,000	2005	25.39	33.46	December 2016	4,500
Chan		4,500	2005	25.39	33.46	December 2016	3,300
Commaret		3,250	2005	25.39	33.46	December 2016	2,400
Crouzet		3,750	2005	25.39	33.46	December 2016	2,800
Fernandez		3,750	2005	25.39	33.46	December 2016	2,800
Finance		30,000	2005	25.39	33.46	December 2016	2,500
Gorria		20,000	2005	20.07	23.99	April 2016
		4,000	2005	25.39	33.46	December 2016	3,500
Guest		20,000	2005	25.39	33.46	December 2016
Guimberteau		3,750	2005	25.39	33.46	December 2016	2,800
Jorda		53,500	2004	25.39	33.46	December 2016
		6,500	2005	25.39	33.46	December 2016	5,000
Kalita		6,500	2005	25.39	33.46	December 2016	5,000
Kravtzoff		4,500	2005	25.39	33.46	December 2016	3,300
Lemercier		10,000	2005	20.07	23.99	March 2016
		2,000	2005	25.39	33.46	December 2016	1,500
Lundstrom		100,000	2005	16.56	20.40	June 2016
Marlio		2,250	2005	25.39	33.46	December 2016	1,700
McWilliam		10,000	2005	25.39	33.46	December 2016
Meyrueix		7,250	2005	25.39	33.46	December 2016	5,400
Nicolas		2,400	2005	25.39	33.46	December 2016	1,750
Portella		2,750	2005	25.39	33.46	December 2016	2,000
Prevot		2,750	2005	25.39	33.46	December 2016	2,000
Thomas							1,500
Vialas		20,000	2005	20.07	23.99	March 2016
		2,350	2005	25.39	33.46	December 2016	1,750
Weber		2,750	2005	25.39	33.46	December 2016	2,000

     Employees
     As of December 31, 2006, Flamel had 306 full-time employees. The following table sets forth the number of employees for each of the last three years based in their principal geographic locations.
Employees

	Venissieux (1)	Pessac (2)	USA (3)	Total
Year End
2004	120	101	3	224
2005	123	131	5	259
2006	128	174	4	306

(1)	Primarily engaged in research and administrative activities

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
     Share Ownership
     The following table sets forth the share ownership of directors, executive officers and senior managers as of the date indicated:
OWNERSHIP OF SHARES AS OF APRIL 20, 2007

					Exercise	Exercise
		% of Ordinary			Price in	Price in USD
	Shares	Shares		Number of	Euros	(2)			Total
Name	Owned	Outstanding	Warrants	Options	€	$	Expiration	Total	%
Vannier	1	0,00%		75 000	13,72	16,68	September 2008
			25 000		14,6	18,48	June 2009	100 001	0,35%
Boonstra	1	0,00%	60 000		14,91	17,88	November 2008
			3 083		20,07	23,99	March 2009
			25 000		14,6	18,48	June 2009	88 084	0,31%
De Vink	1	0,00%	63 084		20,07	23,99	March 2009
			25 000		14,6	18,48	June 2009	88 085	0,31%
Lemoine	1	0,00%	30 750		14,91	17,88	November 2008
			25 000		14,6	18,48	June 2009	55 751	0,20%
Vogelstein	100 001	0,42%	60 000		14,91	17,88	November 2008
			3 083		20,07	23,99	March 2009
			25 000		14,6	18,48	June 2009	188 084	0,66%
Willard	40 001	0,17%		40 000	7,58	4,99	September 2010
				40 000	6,4	5,73	December 2010
				25 000	6,4	5,73	December 2010
				50 000	1,09	0,99	September 2011
				195 000	2,33	2,04	March 2012
				200 000	4,32	4,62	March 2013
				100 000	20,81	25,27	December 2013
				150 000	14,81	19,70	December 2014
				100 000	16,23	19,35	December 2015
				100 000	25,39	33,46	December 2016	1 040 001	3,66%

OWNERSHIP OF SHARES AS OF APRIL 20, 2007 continued

					Exercise	Exercise		Free of
		% of Ordinary			Price in	Price in USD		Charge
	Shares	Shares		Number of	Euros	(2)		Share		Total
Name	Owned	Outstanding	Warrants	Options	€	$	Expiration	Awards	Total	%
Bourboulou		0,00%		50 000	13,08	17,49	May 2015
				20 000	12,86	15,83	September 2015
				6 500	25,39	33,46	December 2016	5 000	81 500	0,29%
Capelle		0,00%		25 000	13,97	17,65	June 2016
				3 750	25,39	33,46	December 2016	2 800	31 550	0,11%
Castan		0,00%		3 000	1,09	0,99	September 2011
				5 000	9,88	11,66	June 2013
				40 000	20,81	25,27	December 2013
				20 000	12,86	15,83	September 2015
				20 000	16,23	19,35	December 2015
				6 000	25,39	33,46	December 2016	4 500	98 500	0,35%
Chan		0,00%		5 000	9,88	11,66	June 2013
				20 000	12,86	15,83	September 2015
				20 000	16,23	19,35	December 2015
				4 500	25,39	33,46	December 2016	3 300	52 800	0,19%
Crouzet		0,00%		50 000	12,86	15,83	September 2015
				5 000	16,23	19,35	December 2015
				3 750	25,39	33,46	December 2016	2 800	61 550	0,22%
Finance				200 000	12,86	15,83	September 2015
				20 000	16,23	19,35	December 2015
				30 000	25,39	33,46	December 2016	2 500	252 500	0,89%
Francis		0,00%		100 000	11,42	15,24	March 2015
				30 000	12,86	15,83	September 2015
				20 000	16,23	19,35	December 2015		150 000	0,53%
Hanras		0,00%		5 000	9,88	11,66	June 2013
				40 000	20,81	25,27	December 2013		45 000	0,16%
Jorda	369	0,00%		50 000	2,78	2,49	December 2011
				5 000	9,88	11,66	June 2013
				60 000	14,81	19,70	December 2014
				105 000	12,86	15,83	September 2015
				75 000	16,23	19,35	December 2015
				60 000	25,39	33,46	December 2016	5 000	360 369	1,27%
Kalita		0,00%		50 000	16,23	19,35	December 2015
				6 500	25,39	33,46	December 2016	5 000	61 500	0,22%
Kravtzoff	400	0,00%		40 000	1,36	1,34	June 2012
				5 000	9,88	11,66	June 2013
				30 000	12,86	15,83	September 2015
				20 000	16,23	19,35	December 2015
				4 500	25,39	33,46	December 2016	3 300	103 200	0,36%
Lundstrom		0,00%		100 000	16,56	20,40	June 2016		100 000	0,35%
Meyrueix	125	0,00%		40 000	4,87	4,65	April 2010
				40 000	2,78	2,49	December 2011
				5 000	9,88	11,66	June 2013
				40 000	14,81	19,70	December 2014
				30 000	12,86	15,83	September 2015
				20 000	16,23	19,35	December 2015
				7 250	25,39	33,46	December 2016	5 400	187 775	0,66%

OWNERSHIP OF SHARES AS OF APRIL 20, 2007 continued

					Exercise	Exercise		Free of
		% of Ordinary			Price in	Price in USD		Charge
	Shares	Shares		Number of	Euros	(2)		Share		Total
Name	Owned	Outstanding	Warrants	Options	€	$	Expiration	Awards	Total	%
Mosseri-Marlio		0,00%		50 000	19,2	23,61	March 2014
				10 000	12,86	15,83	September 2015
				5 000	16,23	19,35	December 2015
				2 250	25,39	33,46	December 2016	1 700	68 950	0,24%
Portella		0,00%		2 750	25,39	33,46	December 2016	2 000	4 750	0,02%
Weber		0,00%		50 000	12,02	14,81	September 2014
				2 750	25,39	33,46	December 2016	2 000	54 750	0,19%
          ITEM 7. Major Shareholders and Related Party Transactions
Major Shareholders
     The following table sets forth as of April 20, 2007, the percentage of Ordinary Shares owned by O.S.S. Capital Management LP, Knoll Capital Management, LP, Greenlight Capital Management, and Glenhill Advisors, LLC, the persons each known to beneficially own more than 5% of the Company’s Ordinary Shares. The table set forth below is based on information contained in Schedule 13/Ds or 13/Gs on file with the SEC.

	Amount of Ordinary		Percentage
Identity of Person or Group	Shares Owned		of Class
O.S.S. Capital Management LP	5,666,047	(1)	23.60%

Knoll Capital Management, LP	2,111,438	(2)	8.80%

Greenlight Capital Management	1,547,045	(3)	6.44%

Glenhill Advisors, LLC	1,193,832	(4)	4.97%

(1)	Based solely on a review of a Schedule 13D/A filed on April 5, 2007, O.S.S. Capital Management LP, shares beneficial ownership over the Ordinary Shares it owns with Schafer Brothers LLC and Oscar S. Schafer; in respect of 12.0% of the Ordinary Shares with O.S.S. Overseas Fund Ltd.; in respect of 10.8% of the Ordinary Shares with O.S.S. Advisors Ltd; and in respect of 9.9% of the Ordinary Shares with Oscar S. Schafer & Partners II LP. Percentages are calculated using the total number of shares outstanding as of April 20, 2007.

(2)	Based solely on a review of a Schedule 13G/A filed on February 14, 2007, Knoll Capital Management, LP shares beneficial ownership over the Ordinary Shares it owns with Fred Knoll. Percentages are calculated using the total number of shares outstanding as of April 20, 2007.

(3)	Based solely on a review of a Schedule 13G/A filed on July 18, 2005, Greenlight Capital, LLC shares beneficial ownership over the Ordinary Shares it owns with David Einhorn. Percentages are calculated using the total number of shares outstanding as of April 20, 2007.

(4)	Based solely on a review of a Schedule 13G/A filed on February 14, 2007, Glenhill Advisors, LLC shares beneficial ownership over the Ordinary Shares it owns with Glenn Krevlin and Glenhill Capital Management LLC. Percentages are calculated using the total number of shares outstanding as of April 20, 2007.
     The Company’s major shareholders do not have different voting rights. Flamel Technologies, so far as it is known by the Company, is not directly or indirectly owned or controlled by another corporation or by any government. As of April 20, 2007 there were 24,005,590 shares outstanding. The Company has thirty one Ordinary shareholders of record including the Bank of New York. Approximately 99.37% of the Company’s outstanding shares are represented by American Depositary Shares (ADS).

     Significant changes in the percentage ownership held of record by any of our major shareholders in the last three years, as reported to the SEC, were as follows:
-	The share ownership of O.S.S. Capital Management LP, Schafer Brothers LLC and Oscar S. Schafer increased from approximately 3.10% as reported on January 28, 2004 to approximately 5.40% as reported on July 22, 2004 and approximately 7.80% as reported on February 11, 2005, then increased further to approximately 9.70% as reported on April 18, 2005; to approximately 11.9% as reported on May 11, 2005; to approximately 12.3% as reported on May 12, 2005; it decreased on a percentage basis to 11.7% as reported on June 23, 2005 (the actual number of shares owned increased); it increased further to 13.0% as reported on September 9, 2006; further increased to 15.4% as reported on January 13, 2006 and then increased further to [17.60%] on February 14, 2007.

-	The share ownership of Knoll Capital Management, LP and Fred Knoll increased from 6.8% as reported on April 8, 2004 to 7.8% as reported on April 20, 2005 and further increased to 8.5% as reported on February 9, 2006.

-	The share ownership of BVF Inc. and BVF Partners L.P. decreased from approximately 12.18% as reported on April 9, 2004 to approximately 5.66% as reported on September 26, 2004; it increased to approximately 10.31% as reported on February 14, 2005 and increased further to 11.41% as of April 21, 2005; it decreased to approximately 9.5% as reported on July 22, 2005, decreased further to 8.1% as reported on January 13, 2006, decreased further to 6.7% as reported on April 25, 2006, decreased further to 5.5% as reported on September 18, 2006 and decreased further to 4.9% on October 16, 2006.

-	The share ownership of Glenhill Advisors and Glen Krevlin declined from 5.01% as reported on January 26, 2005 to 4.92% as reported on January 13, 2006.
Related Party Transactions
     During 2006, and as of April 20, 2007, there is no related party transaction known to the Company to identify in this section.
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
On December 27, 2006, we filed suit against Gérard Soula, our former Chairman, President and Chief Executive Officer. We believe that we will prevail on the matters which are the subject of the proceedings and, should we not prevail, the failure of the action would not have a materially adverse effect upon the Company.
Dividend Policy
     The Company has never declared or paid a cash dividend on any of its capital stock and does not anticipate declaring cash dividends in the foreseeable future.

          ITEM 9. The Offer and Listing
     The principal trading market for the Company’s securities in ADSs is the NASDAQ National Market. Each ADS represents one Share, nominal value 0.122 Euros. Each ADS is evidenced by an ADR. The Bank of New York is the Depositary for the ADRs. As of December 31, 2006, there were 23,850,539 ADSs outstanding in the United States. At such date, there were 32 holders of ADSs on record. As of December 31, 2006, there were 23,990,590 Shares outstanding.
     The following table shows the high and low closing sales prices of the ADSs on the NASDAQ National Market for the periods indicated.

	Price Per ADS (U.S.$)
Year	High	Low
2002	4.85	1.22
2003	42.85	3.74
2004	31.73	14.67
2005	21.37	12.25
2006	34.88	16.7

	Price Per ADS (U.S.$)
Quarter Ended	High	Low
1st Quarter, 2004	31.73	23.26
2nd Quarter, 2004	30.78	23.27
3rd Quarter, 2004	25.51	14.67
4th Quarter, 2004	21.46	14.86
1st Quarter, 2005	19.65	12.82
2nd Quarter, 2005	12.25	21.37
3rd Quarter, 2005	20.45	14.90
4th Quarter, 2005	19.77	17.22
1st Quarter, 2006	24.40	18.50

2nd Quarter, 2006	21.37	17.37
3rd Quarter, 2006	18.75	16.7
4th Quarter, 2006	34.88	18.37
1st Quarter 2007	36.97	25.6

	Price Per ADS (U.S.$)
Month Ended	High	Low
March 31, 2007	30.9	25.6
February 28, 2007	36.97	31.41
January 31, 2007	35.79	31.2
December 31, 2006	34.88	27.9
November 30, 2006	29.21	25.24
October 31, 2006	24.82	18.37
          ITEM 10. Additional Information
Exemptions from certain NASDAQ Corporate Governance Rules
     The company is exempt from NASDAQ’s quorum requirements applicable to meetings of shareholders. In keeping with French law and generally accepted business practices in France, the presence in person or by proxy of shareholders having not less than 25% (in case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by capitalization of reserves) or 33.3% (in the case of an extraordinary general meeting) of the Shares is necessary for a quorum. If a quorum is not present at any meeting, the meeting is adjourned. Upon recommencement of an adjourned meeting, there is no quorum requirement in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by capitalization of reserves. The presence in person or by proxy of shareholders having not less than 25% of the Shares is necessary for a quorum in the case of any other type of extraordinary general meeting.

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
     Tax Consequences to Non-U.S. Holders
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
•	the holder is not a French resident for French tax purposes; and

•	the holder has held not more than 25% of Flamel’s dividend rights, known as droits aux bénéfices sociaux, at any time during the preceding five years, either directly or indirectly.
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
     Pursuant to the French Finance act for 2004, French resident individuals no longer benefit from the avoir fiscal with respect to dividends paid after December 31, 2004. Instead, they are entitled to a 40% rebate of their tax basis as well as to a new tax credit (crédit d’impôt) equal to 50% of the dividend, but with an overall annual cap of €230 or, as the case may be, €115 depending on the marital status of the individual.
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

     According to the French tax guidelines, non-French resident individual shareholders who are currently benefiting from a treaty providing for the transfer of the abolished avoir fiscal will benefit from the crédit d’impôt of 50% of the distributed amount capped at €230 or €115 depending on the marital status of this taxpayer in respect of dividends paid as from January 1, 2005.
     The following countries, French overseas territories, known as Territoires d’Outre-Mer, and other territories have entered into income tax treaties with France that provide for the transfer of the crédit d’impôt (referred to in the tax treaties as avoir fiscal):

Australia	Ghana	Malaysia	Pakistan	United States
Austria	Iceland	Mali	Senegal	Ukraine
Belgium	India	Malta	Singapore	Venezuela
Bolivia	Israel	Mauritius	South Korea
Brazil	Italy	Mexico	Spain
Burkina Faso	Ivory Coast	Namibia	Sweden
Canada	Japan	Netherlands	Switzerland	Mayotte
Estonia	Latvia	New Zealand	Togo New	Caledonia
Finland	Lithuania	Niger	Turkey	Saint-Pierre et Miquelon
Gabon	Luxembourg	Norway	United Kingdom
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
     Wealth Tax
     French individual residents are taxable on their worldwide assets. Non-resident individuals may be subject to French wealth tax (impôt de solidarité sur la fortune) only on their assets which are located in France. However, financial investments made by non-resident individuals, other than in real estate companies, are exempt from wealth taxes long as the individuals own less than 10% of the French company’s capital stock, either directly or indirectly, provided that their shares do not enable them to exercise influence on the French company.
     Even if these conditions are not satisfied, a non-French resident holder may be exempt from French wealth tax if such holder is entitled to more favourable provisions pursuant to double tax treaty between France and the holder’s country of residence.
     Tax Consequences to U.S. Holders
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

     U.S. individual holders, who are residents of the United States for purposes of the U.S.-France tax treaty, may also claim the crédit d’impôt of 50% of the distributed amount capped at €230 or €115 depending on the marital status of this taxpayer, after application of the 15% withholding tax. This specific provision applies to any of the following U.S. Holders (if the ownership of Flamel Shares is not effectively connected with a permanent establishment or a fixed base that the U.S. Holder has in France):
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
          U.S. Income Tax. For U.S. federal income tax purposes, the gross amount of a dividend and any crédit d’impôt (referred to in the U.S.-France tax treaty as avoir fiscal), including any French withholding tax, will be included in each U.S. Holder’s gross income as dividend income when payment is received by them (or the custodian, if the U.S. Holder owns Flamel ADSs), to the extent they are paid or deemed paid out of Flamel’s current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. Dividends paid by Flamel will not give rise to any dividends received deduction. They will generally constitute foreign source ‘passive’ income for foreign tax credit purposes. For some recipients, they will constitute foreign source ‘financial services’ income for foreign tax credit purposes.
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

     Taxation of Capital Gains
          French Tax. A U.S. Holder who is a resident of the United States for purposes of the U.S.-France tax treaty will not be subject to French tax on any capital gain if such U.S. Holder sells or exchanges its Flamel Shares, unless the U.S. Holder has a permanent establishment or fixed base in France and the Flamel Shares the U.S. Holder sold or exchanged were part of the business property of that permanent establishment or fixed base. Special rules apply to individuals who are residents of more than one country.
          U.S. Income Tax. In general, for U.S. federal income tax purposes, a U.S. Holder will recognize capital gain or loss if the U.S. Holder sells or exchanges its Flamel Ordinary Shares or ADSs. Any such gain or loss will generally be U.S. source gain or loss. If a U.S. Holder is an individual, any capital gain will generally be subject to U.S. federal income tax at preferential rates if the U.S. Holder meets the minimum holding periods.
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
     Documents on Display
     Flamel is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with those requirements, files reports and other information with the U.S. Securities and Exchange Commission. Copies of reports and other information, when so filed, may be inspected free of charge and may be obtained at prescribed rates at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also access documents filed with the SEC at its website www.sec.gov. Certain of the reports that the Company files with the Commission may be available from time to time on the Company’s internet website, at www.flamel.com. Flamel is not incorporating the contents of its or the SEC’s websites or the website of any other person into this document.
          ITEM 11. Quantitative and Qualitative Disclosures About Market Risk
     The Company conducts a significant portion of its business transactions in U.S. dollars. For the year ended December 31, 2006 revenues denominated in U.S. dollars represented 91% of total revenues. As a result, the Company’s financial results could be significantly affected by the fluctuation of the Euro relative to the U.S. dollar. Specifically, 95% of the Company’s cash and cash equivalents, totalling $51.8 million as of December 31, 2006, and all of the Company’s marketable securities, totalling $10.9 million, as of December 31, 2006, are denominated in Euros, as are the vast majority of the Company’s expenses. If the dollar were to strengthen by 10% versus the Euro, there would be a corresponding negative effect on these items of $6.0 million in our balance sheet. Conversely, if the dollar were to weaken by 10% versus the Euro, there would be a corresponding positive effect on these items in our balance sheet. See ‘Item 5. Operating and Financial Review and Prospects — Overview.’ The Company is not exposed to interest rate risk.
          ITEM 12. Description of Securities Other Than Equity Securities
     Not applicable.

PART II
          ITEM 13. Defaults, Dividend Arrearages and Delinquencies
     There has not been any material default with respect to any indebtedness of the Company.
          ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     Not applicable.
          ITEM 15. Controls and Procedures
Disclosure Controls and Procedures
     The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2006. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer of the company concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2006.
Changes in Internal Control over Financial Reporting
     There have been no changes in the Company’s internal control over financial reporting that occurred during the Company’s fiscal year ended December 31, 2006 that has materially affected, or is reasonable likely to materially affect, the Company’s internal control over financial reporting.
Management Report on Internal Control over Financial Reporting
     The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934).
     The internal control over financial reporting at the Company was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;

•	provide reasonable assurance that receipts and expenditures of the Company. are being made only in accordance with authorization of management and directors of the Company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.
     The Company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2006. Management based this assessment on criteria for effective internal control over financial reporting described in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2006, the Company maintained effective internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the Board of Directors.

          ITEM 16. [Reserved]
ITEM 16A. Audit Committee Financial Expert
     The Board has determined that Mr. Elie Vannier is an ‘audit committee financial expert,’ as defined by the rules of the SEC. Mr Elie Vannier is ‘independent’ as defined by the NASDAQ Marketplace Rules.
ITEM 16B. Code of Ethics
     The Board adopted a written Code of Ethics. The principles set forth in our Code of Ethics are intended to promote the honest and ethical conduct of our principal executive officer, the principal financial officer, the principal accounting officer or controller, or persons performing similar functions. This was filed as exhibit 11.1 to our annual report on Form 20-F for the year ended December 31, 2003, on April 26, 2004.
          ITEM 16C. Principal Accountant Fees and Services
     The following is a summary of the fees billed to Flamel by Ernst &Young Audit for professional services rendered for the fiscal years ended December 31, 2006 and December 31, 2005:

	Fiscal 2006 Fees	Fiscal 2005 Fees
Fee Category	(Euros)	(Euros)
Audit	158,300	198,250
Audit-Related Fees	133,525	0
Tax Fees	38,090	0
All Other Fees	0	0
Total Fees	329,915	198,250
All fees were billed in Euros. Using the average exchange rate of 1.25567 U.S dollars per Euro for 2006 and 1.24478 U.S dollars per Euro for 2005, audit fees equaled $414,264 for Fiscal 2006 and $246,779 for Fiscal 2005.
     Audit Fees. Consists of fees billed for professional services rendered for the audit of the Company’s consolidated financial statements, review of the interim consolidated financial statements included in quarterly reports.
     Audit-Related Fees. Consists of fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of Flamel’s consolidated financial statements and internal controls over Financial Reporting.
     Tax Fees. Consists of fees billed for professional services for tax compliance, tax advice and tax planning.
     All Other Fees. There were no fees billed for professional services in fiscal years 2006 and 2005 that are not included in one of the above categories.

Audit Committee’s Pre-Approval Policies and Procedures
     Our Audit Committee nominates and engages our independent auditors to audit our financial statements. See also ‘Item 6. Directors, Senior Management and Employees – Board Practices – Committees of the Board of Directors.’ In 2005, our Audit Committee adopted a revised policy requiring management to obtain the Committee’s approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee annually pre-approves, in accordance with an audit plan, specific audit and non-audit services in the categories Audit Service, Audit-Related Services, Tax Consulting Services, and Other Services that may be performed by our auditors. All of the fees to the principal accountants were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X in 2005. Our Chief Financial Officer reviews all individual management requests to engage our auditors as a service provider in accordance with this policy and, if the requested services are permitted pursuant to the audit plan approved by the Audit Committee and are less than €10,000, approves the request accordingly. In the event of a request for services pursuant to the audit plan in excess of €10,000 and less than €20,000, the Chairman of the Audit Committee approves the request. Any services in excess of €20,000 are to be pre-approved by the Audit Committee. We inform the Audit Committee about all approvals made by the Chief Financial Officer or Chairman of the Audit Committee at the following Audit Committee meeting. The chairman of our Audit Committee is not permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors’ independence.
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
               ITEM 17. Financial Statements
          Not applicable. See ‘Item 18. Financial Statements.’
               ITEM 18. Financial Statements
          The following financial statements, together with the report of Ernst & Young Audit thereon, are filed as part of this Annual Report:
               ITEM 19. Exhibits
EXHIBIT INDEX

Exhibit
Number	Description
1.1	Revised Statuts or charter of the Company.

2.1	Deposit Agreement among Flamel, The Bank of New York, as Depositary, and holders from time to time of American Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt). (1)

8.1	List of Subsidiaries (Filed herewith)

11.1	Code of Ethics for CEO (Directeur Général), Delegated Managing Directors (Directeurs Generaux Delegues) and Senior Financial Officers (2)

12.1	Certification of the Chief Executive pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith)

12.2	Certification of the Executive Vice President and Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith)

13.1	Certification of the Chief Executive pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Furnished herewith)

13.2	Certification of the Executive Vice President and Chief Financial Officer pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Furnished herewith)

23	Consent of Ernst & Young Audit (Filed herewith).

(1)	Incorporated by reference to Post-Effective Amendment No. 1 to the Company’s registration statement on Form F-6 filed July 26, 2001, as amended (No. 333-12790). (2) Incorporated by reference to the Company’s annual report on Form 20-F filed on April 26, 2004. The registrant undertakes to provide to each shareholder requesting the same a copy of each exhibit referred to herein upon payment of a reasonable fee limited to the registrant’s reasonable expenses in furnishing such exhibit.

FLAMEL TECHNOLOGIES S.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
and Shareholders of Flamel Technologies, S.A.
We have audited the accompanying consolidated balance sheets of Flamel Technologies, S.A. (“the Company”) as of December 31, 2005 and 2006 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Flamel Technologies, S.A. at December 31, 2005 and 2006 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.
As discussed in Note 1 to the consolidated financial statements Flamel Technologies, SA. changed its method of accounting share based payments in accordance with Statement of Financial Accounting standards N°123 (revised 2004) on January 1, 2006.
ERNST & YOUNG Audit
Represented by
Jean-Luc Desplat
April 27, 2007, Lyon, France

FLAMEL TECHNOLOGIES S.A.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of dollars except share data)

	December 31,
	Note	2005	2006
ASSETS
Current assets:
Cash and cash equivalents	6	$$1,018	$51,827
Marketable securities	7	82,756	10,944
Accounts receivable (net of allowance of $489 and $113 at December 31, 2005 and 2006 respectively)		2,583	5,583
Inventory	8	1,050	3,332
Research and development tax credit receivable current portion	18	708	615
Prepaid expenses and other current assets	9	3,873	4,478

Total current assets		91,988	76,779

Property and equipment, net	10	22,317	25,705
Other assets:
Research and development tax credit receivable less current portion	18	8,950	11,599
Other long-term assets		1,096	811

Total assets		$$124,351	$114,894

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Current portion of long-term debt	14	$449	—
Current portion of capital lease obligations	15	379	420
Accounts payable		11,497	9,702
Current portion of deferred revenue	13	182	562
Advances from customers		385	394
Accrued expenses	11	4,457	5,505
Other current liabilities	12	7,547	4,731

Total current liabilities		24,896	21,314

Long-term debt, less current portion	14	2,333	2,795
Capital lease obligations, less current portion	15	630	272
Deferred revenue, less current portion	13	—	50
Other long-term liabilities	12 - 19	9,838	17,437

Total long-term liabilities		12,801	20,554

Commitments and contingencies:		—	—

Shareholders’ equity :	17
Ordinary shares: 23,706,590 issued and outstanding at December 31, 2005 and 23,990,590 at December 31, 2006 (nominal value 0.122 euro )		3,436	3,480
Additional paid-in capital		161,120	173,479
Accumulated deficit		(75,183)	(110,384)
Accumulated other comprehensive income		(2,719)	6,451

Total shareholders’ equity		86,654	73,026

Total liabilities and shareholders’ equity		$$124,351	$114,894

See notes to consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of dollars except share data)

	Note	2004	2005	2006
Revenue:
License and research revenue	3	$50,893	$20,825	$20,263
Product sales and services	2	3,755	1,757	2,083
Other revenues		762	1,016	674

Total revenue		55,410	23,598	23,020

Costs and expenses:
Cost of products and services sold		(3,602)	(2,525)	(6,250)
Research and development		(35,359)	(47,301)	(38,233)
Selling, general and administrative		(7,614)	(14,541)	(17,375)

Total		(46,575)	(64,367)	(61,858)

Income (loss) from operations		8,835	(40,769)	(38,838)

Interest expense		(45)	(68)	(35)
Interest income		652	3,671	2,022
Foreign exchange gain (loss)		(244)	500	(599)
Other income	5	100	5,003	131

Income (loss) before income taxes		9,298	(31,663)	(37,319)
Income tax benefit	18	3,201	4,286	2,118

Net income (loss)		$12,499	($27,377)	($35,201)
Earnings (loss) per share

Basic earnings (loss) per share		$0.58	($1.19)	($1.48)
Diluted earnings (loss) per share	16	$0.53	($1.19)	($1.48)

Weighted average number of shares outstanding (in thousands) :

Basic		21,514	22,999	23,812
Diluted		23,559	22,999	23,812
See notes to consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY
(Amounts in thousands of dollars except share data)

						Accumulated
						Other
			Additional		Deferred	Comprehen-
	Ordinary Shares		Paid-in	Accumulated	Compen-	sive Income	Shareholders’
	Shares	Amount	Capital	Deficit	sation	(Loss)	Equity

Balance at January 1, 2004	21,391,590	$3,081	$147,679	($60,305)	($2,388)	$3,994	$92,061

Issuance of ordinary shares on exercise of stock-options	360,000	54	710				764
Amort. deferred compensation					1,266		1,266
Net income				12,499			12,499
Unrealized gains on securities available-for-sale						1,408	1,408
Foreign currency translation adjustment						8,759	8,759
Comprehensive income							22,666

Balance at December 31, 2004	21,751,590	$3,135	$148,389	($47,806)	($1,122)	$14,161	$116,757

Issuance of ordinary shares on exercise of warrants	1,125,000	180	9,196				9,376
Issuance of ordinary shares on exercise of stock -options	830,000	121	4,148				4,269
Compensation on warrants granted to non employees			207				207
Amort. deferred compensation			(820)		1,122		302
Net loss				(27,377)			(27,377)
Unrealized gains (loss) on available- for-sale securities						(1,887)	(1,887)
Foreign currency translation adjustment						(14,993)	(14,993)

Comprehensive loss							($44,257)

Balance at December 31, 2005	23,706,590	$3,436	$161,120	($75,183)	$0	($2,719)	$86,654

Subscription of warrants			706				706
Issuance of ordinary shares on exercise of stock -options	257,000	40	1,366				1,406
Issuance of ordinary shares on exercise of warrants	27,000	4	500				504
Stock-based compensation expense
			9,787				9,787
Net loss				(35,201)			(35,201)
Unrealized losses on available-for-sale securities						(17)	(17)
Foreign currency translation adjustment						9,187	9,187

Comprehensive loss							($26,031)

Balance at December 31, 2006	23,990,590	$3,480	$173,479	($110,384)	$0	$6,451	$73,026

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of dollars except share data)

	Year ended December 31,
	2004	2005	2006
Cash flows from operating activities:
Net income (loss)	12,499	($27,377)	($35,201)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property and equipment	2,530	4,743	5,639
Loss (gain) on disposal of property and equipment	4	(93)	(92)
Gains on sales of marketable securities	(642)	(3,650)	(1,336)
Grants recognized in other income	—	—	(183)
Stock compensation expense	1,389	546	9,989
Provision for losses on accounts receivable	216	—	15
Increase (decrease) in cash from:
Accounts receivable	532	4,771	(2,589)
Inventory	(419)	351	(2,059)
Prepaid expenses and other current assets	(3,443)	1,029	(146)
Research and development tax credit receivable	(4,636)	(4,221)	(1,365)
Accounts payable	4,490	3,303	(2,987)
Deferred revenue	(20,358)	(2,905)	390
Accrued expenses	2,068	813	387
Other current liabilities	1,451	3,411	(1,466)
Other long-term assets and liabilities	169	(110)	1,178

Net cash provided by (used in) operating activities	(4,150)	(19,389)	(29,826)

Cash flows from investing activities:
Purchases of property and equipment	(13,837)	(11,326)	(6,394)
Proceeds from disposal of property and equipment	543	154	92
Proceeds from sales of marketable securities	37,945	431,055	262,584
Purchase of marketable securities	(22,573)	(424,383)	(183,614)

Net cash provided by (used in) investing activities	2,078	(4,500)	72,668

Cash flows from financing activities:
Funding from partner GSK	6,353	12,311	5,023
Use of funds received from partners (GSK) or relating to conditional grants	(2,475)	(7,951)	(2,087)
Proceeds from loans or conditional grants	833	3,470	347
Principal payments on capital lease obligations	(389)	(397)	(419)
Cash proceeds from issuance of ordinary shares and warrants	764	13,646	2,617

Net cash provided by (used in) financing activities	5,086	21,079	5,481

Effect of exchange rate changes on cash and cash equivalents	378	(763)	2,486

Net increase (decrease) in cash and cash equivalents	3,392	(3,573)	50,809

Cash and cash equivalents, beginning of year	1,199	4,591	1,018

Cash and cash equivalents, end of year	$4,591	$1,018	$51,827

Supplemental disclosures of cash flow information:
Income tax paid	10	23	—
Interest paid	45	68	35
Non cash transactions:
Capital lease obligations incurred	800	339	—
See notes to consolidated financial statements

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Nature of business and summary of significant accounting policies:
1.1. Nature of business :
Flamel Technologies, S.A. (the “Company”) is organized as a société anonyme, a form of corporation under the laws of The Republic of France. The Company was founded in 1990. The Company is engaged in the development of advanced polymer technologies for unique life science applications. The Company operates primarily in France.
1.2. Principles of consolidation:
The accompanying consolidated financial statements were prepared in accordance with U.S generally accepted accounting principles (U.S. GAAP).
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent items at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
The accompanying consolidated financial statements include the Company and its wholly-owned subsidiary in the United States. All inter-company accounts and transactions have been eliminated.
1.3. Translation of financial statements of foreign entities and foreign currency transactions:
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
1.4. Revenue recognition:
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

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
The Company receives financial support for capital investment programs from partners. Revenue from these operations is amortized on a pro-rata basis over the expected life of the related assets and reflected as an offset of the depreciation of the related assets in the consolidated statements of operations.
1.5. Government Grants:
The Company receives financial support for various research and investment projects from governmental agencies. The Company recognizes proceeds from unconditional grants related to investment projects as a reduction of the carrying amount of the subsidized assets. Conditional grants received are recognized in other income when all conditions stated in the grant have been met and the funding has been received.
1.6. Research and development costs:
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
1.7. Concentration of credit risk:
The Company’s cash and cash equivalents are deposited with HSBC, Crédit Lyonnais and Crédit Agricole, major banks.
The marketable securities are issued by institutions with strong credit ratings.
The Company’s revenues are derived mainly from collaborative research and development contracts with pharmaceutical and chemical companies based in Europe and the United States. All significant customers are discussed in Note 3.
The Company performs ongoing credit evaluations of its customers and maintains provisions for potential credit losses as considered necessary. The Company generally does not require collateral. Historically, the Company has not experienced significant credit losses on its customer accounts. The allowance for doubtful accounts was $565,000, $489,000 and $113,000 at December 31, 2004, 2005 and 2006, respectively.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.8. Earnings per share:
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
1.9. Cash and cash equivalents:
Cash and cash equivalents consist of cash on hand, cash on deposit and fixed term deposit being highly liquid investments with a maturity of three months or less at the date of purchase.
1.10. Marketable securities:
Marketable securities consist of highly liquid investments in money market mutual funds. As of December 2006, Flamel Technologies’ marketable securities are classified as available-for-sale securities in accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (SFAS 115). These investments are recorded at fair value, which is based on quoted market prices. Accordingly, unrealized gains and losses are included in accumulated other comprehensive income until realized.
1.11. Accounts Receivable:
Accounts receivable are stated at amounts invoiced net of allowances for doubtful accounts. The Company makes judgments as to its ability to collect outstanding receivables and provides allowances for the portion of receivables deemed uncollectible. Provision is made based upon a specific review of all significant outstanding invoices.
1.12. Inventories:
Inventories consist principally of raw materials and finished products, which are stated at the lower of cost or market value with cost determined under the first-in, first-out (“FIFO”) method. Raw materials used in the production of pre-clinical and clinical products are expensed as research and development costs when consumed. The Company establishes reserves for inventory estimated to be obsolete, unmarketable or slow-moving on a case by case basis, equal to the difference between the cost of inventory and estimated market value based upon assumptions about future demand, technology and market conditions.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.13. Property and equipment:
Property and equipment is stated at historical cost less accumulated depreciation. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Land and buildings	20 years
Laboratory equipment	4 — 5 years
Office and computer equipment	3 years
Furniture, fixtures and fittings	5-10 years
Assets under capital leases are amortized over the economic lives of the assets or the remaining lease terms, whichever are shorter. Amortization of the carrying value of assets under capital leases is included in depreciation expense.
1.14. Impairment of Long-Lived Assets:
The Company reviews the carrying value of its long-lived assets, including fixed assets and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Recoverability of long-lived assets is assessed by a comparison of the carrying amount of the asset (or the group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets. If the future net undiscounted cash flows is less than the carrying amount of the asset or group of assets, the asset or group of assets is considered impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to its then fair value. Fair value is determined by discounting the cash flows expected to be generated by the asset, when the quoted market prices are not available for the long-lived assets. Estimated future cash flows are based on management assumptions and are subject to risk and uncertainty.
1.15. Income taxes:
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
1.16 . Employee stock options and warrants:
Prior to January 1, 2006, the Company accounted for stock-based compensation in accordance with APB No. 25, “ Accounting for Stock Issued to Employees” and related interpretations. Accordingly, no compensation expense was recorded for options issued to employees in fixed amounts and with a fixed exercise price at least equal to the fair market value of the Company’s common stock at the date of grant. Conversely, when the exercise price for accounting purposes was below fair market value of the Company’s common stock at the date of grant, a non-cash charge to compensation expense was recorded ratably over the term of the option vesting period, in an amount equal to the difference between the exercise price and the fair market value. These grants resulted in the recording of deferred compensation.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Effective January 1, 2006, the Company adopted FAS 123R, “Accounting for Stock-based Compensation” using the modified prospective method. Under the transition method, compensation cost in 2006 includes: (i) compensation cost for all share-based payments granted prior to but not vested as of January 1, 2006, based on the original provisions of FAS 123, and (ii) compensation cost for all share-based payments granted in 2006, based on grant-date fair value estimated in accordance with the provisions of FAS 123R.
The Company estimated the fair value of stock options and warrants using a Black-Scholes option-pricing valuation model (“Black-Scholes model”).
The Company recognizes these compensation costs, net of an estimated forfeiture rate, using the accelerated method over the requisite service period of the award. Stock-based compensation is not a tax deductible expense under French tax law.
1.17. Comprehensive Income:
Other comprehensive income for the Company consists both of foreign currency translation adjustments and the recognition of the unrealized gains (losses) related to available-for-sale securities. Each item is shown separately in the consolidated statements of shareholders’ equity.
1.18. Recent Accounting Pronouncements:
On September 29, 2006, the FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R). Statement 158 requires an entity to recognize in its statement of financial position an asset for a defined benefit postretirement plan’s over funded status or a liability for a plan’s under funded status, measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of the employer’s fiscal year, and recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur.
Statement 158 does not change the amount of net periodic benefit cost included in net income or address the various measurement issues associated with postretirement benefit plan accounting. The requirement to recognize the funded status of a defined benefit postretirement plan and the disclosure requirements are effective for fiscal years ending after December 15, 2006, for public entities. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008.
The new standard amends FASB Statement No. 87, Employers’ Accounting for Pensions, Statement No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, Statement No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, and Statement No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, and applies to all plan sponsors who offer defined benefit postretirement benefit plans.
We do not believe adoption of Statement 158 will have a material effect on our consolidated financial position, result of operations or cash flows
In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes,” effective for fiscal years beginning after December 15, 2006. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing rules for recognition, measurement, classification and disclosure in our financial statements of uncertain tax positions taken or expected to be taken in a tax return. Based on our evaluations, we do not expect any material effect on our consolidated financial statements. We will adopt this new standard effective January 1, 2007.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2. Subcontracting agreement:
In accordance with the terms of a subcontracting agreement signed with Smithkline in December 1996, the Company recognized as revenues from product sales a total amount of $120,000 in 2004 and $102,000 in 2005. This agreement ceased in 2005 as the Company exited from this activity.
In accordance with the terms of a supply agreement signed with GlaxoSmithKline in December 2004 for the manufacture of Coreg CR microparticles, the Company recognized as revenues from product sales a total amount of $2,083,000 in 2006. No sales of this product were made in 2005.
3. License, research and consulting agreements:
TAP Pharmaceutical Products Inc.
On January 30, 2004, Flamel Technologies and TAP Pharmaceutical Products Inc, (“TAP”) entered into a licensing agreement whereby the company agreed to license its controlled release Micropump in order to develop a new formulation of Prevacid®, a proton pump inhibitor. The agreement was subject to FDA approval received on September 10, 2004.
In consideration of this agreement, TAP made an initial payment of $1,000,000 and agreed to make additional milestone payments upon achievement of certain events. The $1,000,000 initial payment was being recognized on a straight line basis over the three-year term of the development period. In 2004, the Company recognized licensing fees of $611,000 representing a milestone payment of $508,000 and amortization of the up-front payment for $103,000. In addition Flamel recognized research and development revenues of $4,862,000.
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
The Company did not recognize any revenues under this contract in 2006.
Bristol-Myers Squibb
On August 27, 2003, Flamel Technologies and Bristol-Myers Squibb (“BMS”) entered into a licensing and commercialization agreement to develop and market Basulin, a controlled release unmodified human insulin. The agreement was subject to antitrust clearance, which was obtained on October 17, 2003.
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

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
On January 31, 2005 Flamel Technologies and BMS entered into a termination agreement, with respect to the former licensing agreement. Under the terms of the January 31, 2005 agreement, the company recognized $4,875,000 as other income (see note 5).
The Company did not recognized any revenues from BMS in 2006.
SB PharmA Puerto Rico Inc. (GSK)
In March 2003, Flamel Technologies and SB Pharma Puerto Rico Inc (GSK) entered into a license agreement whereby the Company agreed to license its controlled-release Micropump in order to develop a new formulation for an undisclosed existing product. This product was disclosed by GlaxoSmithKline, in March 2006, to be Carvedilol, which is marketed by GlaxoSmithKline as Coreg®.
In 2004, In accordance with this license agreement, the Company recognized research and development revenues of $6,399,000. The Company also recognized $2,053,000 of milestone payments and $766,000 of amortization of the initial up-front payment, recognized as revenue on a straight-line basis over the term of the development period of three years.
In 2005, the Company recognized research and development revenues of $6,882,000. The Company also recognized $2,046,000 of milestone payments and $766,000 of amortization of the initial up-front payment.
In 2006, the Company recognized research and development revenues of $9,574,000. The company also recognized $6,000,000 of milestone payments and $193,000 of amortization of the initial up-front payment.
In December 2004, Flamel and GlaxoSmithKline (GSK) entered into a four year supply agreement whereby Flamel agreed to supply GSK with commercial supplies of product. The provisions of the agreement include payments to Flamel of $20,717,000 to support the costs and capital expenditure relative to the creation of a manufacturing area for the production of commercial supply of the product. The capital expenditures consist of both buildings and fixtures, and production equipment. Flamel will have immediate title to buildings and fixtures; however title to production equipment remains with GSK for the duration of the supply agreement.
If the Company breaches the supply agreement through gross negligence, GSK can choose to terminate the supply agreement. The likely occurrence of this event is deemed remote given the Company’s ability to perform under supply arrangements based on its historical experience. In the event of a breach and a decision to terminate the agreement, all payments received become repayable to GSK and Flamel will receive immediate title to all production equipment
Upon cessation of the supply agreement, in the normal course of business, GSK will pass title to all production equipment to Flamel without cost of any kind.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 2006 the company had received all installments due under the agreement.
A total of $8,188,000 has been incurred on the acquisition of buildings and fixtures and a total of $11,138,000 has been incurred on behalf of GSK for the purchase of production equipment and associated costs. As of December 31, 2006, the funds received from GSK to finance the acquisition of assets owned by Flamel is classified in other current liabilities for $925,000 and in other long term liabilities for $7,107,000. The liability is amortized on a pro-rata basis over the expected life of the related assets and reflected as an offset of the depreciation expense of the related assets in the consolidated financial statement of operations.
In July 2006, Flamel and GSK entered into a further agreement as a supplement to the original supply agreement whereby GSK will partly sponsor the extension of the existing facilities at Pessac from two lines to three. GSK will have exclusive use of part of this equipment, in order to increase the production capacity of Coreg CR microparticles. The total funding to be provided by GSK amount to $7.2M of which $5.3M have been received by Flamel as of December 31, 2006 and recorded as long term liability (see note 12).
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
The Company did not recognize any revenues under this contract in 2006.
Servier
In December 2001, Flamel Technologies and Laboratoires Servier, (“Servier”) entered into a license and development agreement whereby the Company agreed to license its Micropump control release technology to Servier for use with an undisclosed product of Servier. In consideration for the agreement, Servier made a $3 million initial payment and will make additional milestone payments upon achievement of certain events. The $3,000,000 initial payment has been recognized on a straight-line basis over the term of anticipated development of the product (i.e. 3 years). The Company recognized licensing fees of $1,353,000 in 2004 with respect to this initial payment. In addition, Flamel recognized research and development revenues of $228,000 in 2004. No revenues were recognized in 2005 and 2006 under this contract.
Corning
In December 1998, the Company signed a long-term research and product development agreement with Corning France and Corning Incorporated. Pursuant to the terms of this agreement, Flamel receives regular research payments and royalties on the sales of Corning products that utilize Flamel’s innovations. The Company recognized research revenue and sales of pilot batches of $396,000 in 2003.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The company also recognized royalties on Corning’s sales of $762,000 in 2004, $1,016,000 in 2005, and $674,000 in 2006.
Others
The Company recognized research and development revenues on several feasibility studies with undisclosed partners for an amount of $780,000 in 2004, $4,427,000 in 2006 and no significant revenues in 2005.
4. Stock based compensation:
4.1 Adoption of SFAS 123R
With effect on January 1st, 2006 the Company has applied the provisions of FAS 123R in accounting for its stock based compensation. The fair value of each option and warrant granted during the year is estimated on the date of grant using the Black-Scholes option pricing model. Option valuation models require the input of subjective assumptions and these assumptions can vary over time . The weighted-average assumptions are as follows:

Weighted-average expected life (years)	4.36
Expected volatility rate	52.5%
Expected dividend yield	—
Risk-free interest rate	4.66%
Forfeiture rate	5%
We base our determination of expected volatility predominantly on the implied volatility of our traded options with consideration of our historical volatilities. The expected life is computed using the “simplified method” as provided by the Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin n°107. Under this method, the expected life equals the arithmetic average of the vesting term and the original contractual life of the options.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Stock based compensation expense recognized under SFAS 123R was as follows :

	2006
		Free of
		charge share
(In thousands of U.S dollars except per share data)	Options	awards	Warrants	Total
Research and development	3,662	56	203	3,921
Cost of goods sold	144	10	0	154
Selling, general and administrative	3,581	13	2,319	5,914

Total stock-based compensation expense	7,387	79	2,522	9,989

Effect on earnings per share
Basic	0.31	0.00	0.11	0.42

Diluted	0.31	0.00	0.11	0.42
4.2 Proforma information for periods prior to adoption of SFAS 123R
The following pro forma income and EPS were determined as if we had accounted for stock-based compensation under the fair value method prescribed by SFAS 123.

	Year Ended December 31,
(In thousands of U.S. dollars except share data)	2004	2005
Net income (loss), as reported	12,499	(27,377)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	1,619	335
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(7,254)	(2,220)

Pro forma net income (loss)	6,864	(29,262)

	Year Ended December 31
(In thousands of U.S. dollars except share data)	2004	2005
Earnings per share:
Basic, as reported	0.58	(1.19)
Basic, pro forma	0.31	(1.27)

Diluted, as reported	0.53	(1.19)
Diluted, pro forma	0.28	(1.27)

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The weighted-average fair value and the weighted–average exercise price of options and warrants granted during 2004, 2005 and 2006 were as follows:

	Year Ended December 31
	2004		2005		2006
	Weighted avg.	Weighted avg.	Weighted avg.	Weighted avg.	Weighted avg.	Weighted avg.
(In U.S. dollars)	Fair value[1]	Exer. Price[1]	Fair value[1]	Exer. Price[1]	Fair value[1]	Exer. Price[1]
Options or warrants whose price equaled market price of the underlying shares on the date of grant	10.96	12.83	9.61	16.82	14.39	25.67
Options or warrants whose price was less than the market price of the underlying shares on the date of grant	—	—	—	—	—	—
Options or warrants whose price was more than the market price of the underlying shares on the date of grant	13.38	20.43	—	—	—	—

[1] Historical exchange rate at date of grant
4.3 Warrants
The summary of warrants activity is as follows:

		Weighted Average	Weighted Average
	Warrants	Exercise Price in U.S	Exercise Price in
	Outstanding	dollars [1]	Euros
Balance at January 1, 2004	1,195,000	$6.55	€6.52
Warrants granted	80,000	$26.27	€21.73
Balance at December 31, 2004	1,275,000	$7.79	€7.47
Warrants granted	40,000	$16.18	€12.34
Warrants exercised	1,125,000	$6.34	€6.37
Warrants cancelled	150,000	$18.68	€15.70
Balance at December 31, 2005	40,000	$16.18	€12.34
Warrants granted	365,000	$19.25	€15.78
Warrants exercised	27,000	$17.44	€14.24
Balance at December 31, 2006	378,000	$19.05	€15.53

[1] Historical exchange rate at date of grant

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Exercise prices for warrants outstanding as of December 31, 2006 were as follows:

	Warrants Outstanding			Warrants Exercisable
		Weighted	Weighted		Weighted
Range of		average	average		average
exercise prices	Number of	remaining	exercise price	Number of	exercise price
in euros	shares	contractual life	in euros	shares	in euros
0 to 12.34	33,000	3.01	12.34	13,000	12.34
14.60 to 14.91	275,750	2.12	14.77	150,750	14.91
20.07	69,250	2.17	20.07	—	—
4.4 Stock Options
The activity under the option plans is as follows:

			Weighted Average	Weighted Average
	Shares Available	Options Granted	Exercise Price in	Exercise Price in
	for Grant	and Outstanding	U.S dollars [1]	Euros
Balance at January 1, 2004	772,500	3,220,000	$8.65	€7.68

Granted	(926,500)	926,500	$20.75	€16.15
Exercised	—	(360,000)	$1.55	€1.72
Forfeited	203,000	(203,000)	$25.27	€20.81

Balance at December 31, 2004	49,000	3,583,500	$11.55	€9.72

Options authorized	1,500,000
Granted	(1,545,500)	1,545,500	$16.83	€13.64
Exercised	—	(830,000)	$4.12	€4.26
Forfeited	794,000	(874,000)	$19.60	€15.69

Balance at December 31, 2005	797,500	3,425,000	$13.69	€11.31

Options authorized	—
Granted	(483,750)	483,750	$28.81	€22.33
Exercised	—	(257,000)	$4.74	€4.39
Forfeited	32,500	(122,500)	$18.82	€14.95

Balance at December 31, 2006	346,250	3,529,250	$16.23	€13.18

[1] Historical exchange rate at date of grant

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Stock options outstanding at December 31, 2006, which expire from 2010 to 2016 had exercise prices ranging from € 1.36 to € 25.39. The weighted average remaining contractual life of all options is 7.74 years. As of December 31, 2006, there were 3,529,250 outstanding options at a weighted average exercise price of €13.18, of which 1,654,250 were exercisable at a weighted average price of € 9.37.
Exercise prices for options outstanding as of December 31, 2006 were as follows:

	Stock Options Outstanding			Stock Options Exercisable
		Weighted	Weighted		Weighted
		average	average		average
Range of exercise	Number of	remaining	exercise price	Number of	exercise price
prices in euros	shares	contractual life	in euros	shares	in euros
0 to 1.36	108,000	5.01	1.19	108,000	1.19
2.33 to 2.77	285,000	5.12	2.47	285,000	2.47
4.11 to 4.86	305,000	5.77	4.35	305,000	4.35
6.40 to 7.58	125,000	3.89	6.78	125,000	6.78
9.88 to 12.02	325,000	7.75	11.19	145,000	10.78
12.86 to 16.23	1,684,000	8.70	14.32	501,250	14.20
19.2 to 25.39	697,250	8.46	22.61	185,000	20.57

	3,529,250	7.74	13.18	1,654,250	9.37

5. Other Income:
Other income of $5 million in 2005 consisted mainly of a $4,875,000 termination fee received from BMS under the terms of the termination agreement signed on January 31, 2005. For the years ended December 31, 2004 and December 31, 2006 other income was not material.
6. Cash and Cash Equivalents:
Cash consists of cash on deposit and fixed term deposits held in several major banks, and cash on hand.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The components of cash and cash equivalents were as follows:

	December 31,
(In thousands of U.S. dollars)	2005	2006

HSBC	$185	$26,605
Credit Lyonnais	596	61
Credit Agricole	103	24,883
Other	134	278

Total cash and cash equivalents	$$1,018	$51,827

For the year ended December 31, 2006 cash and cash equivalents included fixed term deposits for $50,866,000 with maturities of less than ninety days.
7. Marketable securities:
Marketable securities are classified as available-for-sale securities and are recorded at fair market value. Unrealized gains and losses are recorded as other comprehensive income in shareholder’s equity, net of income tax effects.
For the year ended December 31, 2005 the fair value of marketable securities amounted to $82,756,000. For the year ended December 31, 2006 the fair value of marketable securities amounted to $10,944,000.
As of December 31, 2005 and December 31, 2006 unrealized gains or losses were not material.

					Unrealized Gains
	Market value		Value atcost		(Losses)
(in thousands of U.S dollars)	2005	2006	2005	2006	2005	2006

Credit Agricole securities	33,573	1,520	33,573	1,520	—	—
Credit Lyonnais securities	393	102	393	102	—	—
HSBC securities	48,790	2,779	48,789	2,779	1	—
Barclays securities	—	6,543	—	6,560	—	(17)

Total	82,756	10,944	82,755	10,961	1	(17)

Gross realized gains on sales of these available-for-sale securities amounted to $642,000, $3,650,000 and $1,337,000 for the years ended December 31, 2004, 2005 and 2006 respectively.

	Proceeds from sales		Purchase of securities		Gross gains (Losses)
(in thousands of U.S dollars)	2005	2006	2005	2006	2005	2006

Credit Agricole securities	173,063	104,280	163,411	69,494	1,675	500
Credit Lyonnais securities	6,845	1,615	6,244	1,288	28	7
HSBC securities	251,147	144,147	254,724	94,125	1,947	740
Barclays securities	—	12,542	—	18,707	—	90

Total	431,055	262,584	424,379	183,614	3,650	1,337

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
8. Inventory:
The components of inventories were as follows:

	December 31,
(In thousands of U.S. dollars)	2005	2006
Raw materials	1,083	1,752
Finished goods	40	1,752
Provision for inventory obsolescence	(73)	(172)

Inventories, net	1,050	3,332

9. Prepaid expenses and other current assets
The components of prepaid expenses and other current assets were as follows :

	December 31,
(In thousands of U.S. dollars)	2005	2006
Prepaid expenses	699	1,427
Valued-added tax recoverable	2,912	2,790
Advance to suppliers	262	261

Total Prepaid expenses and other current assets	3,873	4,478

10. Property and Equipment:
The components of property and equipment were as follows:

	December 31,
(In thousands of U.S. dollars)	2005	2006
Land and buildings	105	5,930
Laboratory equipment	18,128	22,231
Office and computer equipment	2,036	3,051
Furniture, fixtures and fittings	9,733	13,971
Construction in progress	8,742	4,312

Total property and equipment	38,744	49,495
Less accumulated depreciation and amortization	(16,427)	(23,790)

Property and equipment, net	22,317	25,705

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Depreciation expense related to property and equipment amounted to $2,530,000 and $4,743,000 and $5,639,000 for the years ended December 31, 2004, 2005 and 2006, respectively. An amount of $558,000 has been offset against depreciation expense in 2006 relating to the amortization, on a pro-rata basis over the expected life of the related assets, of the financing received from GSK(see note 12). The expected life of the related assets ranges from three to twenty years.
Property and Equipment include costs of $1,820,000 and $1,650,000 at December 31, 2005 and 2006 that are related to capitalized lease assets. Accumulated amortization of these leased assets was approximately $1,032,000 and $1,324,000 at December 31, 2005 and 2006, respectively. Depreciation expense on assets held under capital leases is included in total depreciation expense for the years ended December 31, 2004, 2005 and 2006 and amounted to $337,000, $580,000 and $499,000 respectively.
Land and buildings represent investments executed in 2006 for the construction of new production buildings.
Construction in progress of $8,742,000 and $4,312,000 at December 31, 2005 and 2006 is mainly related to our ongoing expansion of development facilities at our site in Pessac.
11. Accrued Expenses:
Accrued expenses consist mainly of expenses related to bonuses, paid vacations, compensatory leaves and related social charges.
Accrued expenses comprises the following:

	December 31,
(In thousands of U.S. dollars)	2005	2006
Accrued compensation	2,119	2,364
Accrued social charges	2,308	3,128
Other	30	13

Total accrued expenses	4,457	5,505

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
12. Other current and Long Term liabilities:
     12.1. Other current liabilities:
Other current liabilities comprise the following:

	December 31,
(In thousands of U.S. dollars)	2005	2006
Advance received from partner GSK	1,854	—
Funding from partner GSK short term	1,042	925
Provision for costs	4,400	2,256
Employee service award provision short term	172	549
Valued-added tax payable	79	1,001

Total Other current liabilities	7,547	4,731

In connection with the supply agreement with GSK (see note 3), the Company received funds to finance facilities related assets. As of December 2006, the Company had received all installments due under the agreement. A total of $8,188,000 has been incurred on the acquisition of buildings and fixtures and a total of $11,138,000 has been incurred on behalf of GSK for the purchase of production equipment. The funds received from GSK to finance the acquisition of assets owned by Flamel is classified as a current liability for $925,000 and as a long term liability for $7,107,000 (see note 12.2). The liability is amortized on a pro-rata basis over the expected life of the related assets and reflected as an offset of the depreciation of the related assets in the consolidated statement of operations.
The provision for costs of $4.4 million in 2005 results from the consequence of the departure of the Chairman, CEO and founder of Flamel Technologies and related parties. These costs include French social security contributions associated with the exercise of stock options which, as of December 31, 2006, amounted to $2.3 million.
The employee service award provision is accrued over the respective service period (5, 10 and 15 years) using the same actuarial assumptions used in the calculation of the lump sum retirement indemnity (see note 19).
For the year ended December 31, 2005 the provision for employee service award amounted to $979,000 of which $172,000 is included within current liabilities. For the year ended December 31, 2006, the provision amounted to $1,525,000 of which $549,000 is included within current liabilities.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     12.2. Other long term liabilities
Other long term liabilities are composed of the following:

	December 31,
(In thousands of U.S. dollars)	2005	2006
Funding from partner GSK long term	5,905	12,375
Conditional grants	2,072	2,675
Provision for retirement indemnity (see note 19)	664	914
Employee service award provision long term	807	976
Other	390	497

Total Other long term liabilities	9,838	17,437

Funding from partner GSK long term amounted to $7,107,000 in connection with the supply agreement signed in December 2004 and relates to the acquisition of buildings and fixtures (see note 12.1). In July 2006, Flamel and GSK entered into a side agreement to the original agreement whereby GSK will partially sponsor the extension of the Micropump development facility. Proceeds from this side agreement will be amortized on a pro-rata basis over the expected life of the related assets and reflected as an offset of the depreciation of the related assets (see note 3). As of December 31, 2006, the Company received $5,268,000 of funding for the extension and which has been recorded as a long term liability.
Conditional grants of $2.1 million in 2005 and $2.7 million in 2006 were received from local authorities to partly finance investments at Pessac. The grants are conditional on completion of the total investment programme and ongoing employment at the facilities for a period of three to five years. Conditional grants are recognized in other income when all conditions stated in the grant have been met.
13. Deferred Revenue:
Current portion of deferred revenue comprises upfront licensing fees which are recognized over the development period of the contract. For the year ended December 31, 2005, deferred revenues amounted to $182,000. For the year ended December 31, 2006, deferred revenues amounted to $612,000.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
14. Long-term Debt:
Long-term debt comprises:

	December 31,
(In thousands of U.S. dollars)	2005	2006
Anvar loans (a) :
Asacard program	809	853
Other programs	234	—
French Ministry of Industry (b)	1,739	1,942

Total	2,782	2,795

Current portion	449	—

Long-term portion	2,333	2,795

(a) Anvar is an agency of the French government that provides financing to French companies for research and development. At December 31, 2005 and 2006, the Company had outstanding loans from Anvar of $1,043,000 and $853,000, respectively. These loans do not bear interest and are repayable only in the event the research project is technically or commercially successful. In 2001, the Company renegotiated the timing for the potential repayment of those loans, which was initially scheduled between 2002 and 2005. In 2006, Anvar agreed to recognize the commercial failure of one of the programs and authorized a further postponement of the scheduled repayments under the Asacard program. Potential repayment is now scheduled to occur from 2010 through 2013.
(b) In 2002, the Company received a loan of $464,000 from the French Ministry of Industry on a research project (the “Proteozome” project) related to the development of new Medusa applications. Pursuant to the agreement, the Company was granted a loan equal to 50% of the total expenses incurred on this project over a three-year period beginning on January 2, 2002. The remainder of the advance of $1,217,000 was received in 2005. One third of this loan is due for repayment in July 2008 with the remainder due on July 2011. The loan is non-interest bearing and is repayable only in the event the research project is technically or commercially successful.
Total future payments on long-term debt for the years ending December 31 (assuming the underlying projects are commercially or technically successful for governmental research loans) are as follows:

(In thousands of U.S. dollars)	December 31,
2007	—
2008	648
2009	—
2010	141
2011	1,495
2012	261
2013	250

2,795

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15. Capital lease obligations:
The Company leases certain of its equipment under capital leases. Each lease contract generally has a term of four years with a purchase option of one Euro. No specific restrictions or guarantee provisions are included in the arrangement.
Future payments on capital leases for the years ending December 31 are as follows :

(In thousands of U.S. dollars)	December 31,
2007	437
2008	246
2009	30

Total	713

Less amounts representing interest	(21)

Future payments on capital leases	692
Less current portion	420

Long -term portion	272

Interest paid in the years ended December 31, 2004, 2005 and 2006 was approximately $37,000, $50,000 and $31,000, respectively.
16. Earnings Per Share:
The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	Year ended December 31,
(In thousands, except per share amounts)	2004	2005	2006
Numerator:
Net income (loss)	$12,499	($27,377)	($35,201)

Denominator:
Weighted average shares outstanding used for basic earnings (loss) per share	21,513,905	22,998,504	23,811,624

Effect of dilutive securities:
Stock-options and warrants	2,045,249	—	—

Weighted average shares outstanding and dilutive securities used for diluted earnings (loss) per share	23,559,154	22,998,504	23,811,624

Basic earnings (loss) per share	$0.58	($1.19)	($1.48)

Diluted earnings (loss) per share	$0.53	($1.19)	($1.48)

For the years ended December 31, 2005 and 2006, the effects of dilutive securities were excluded from the calculation of earnings per share as a net loss was reported in these periods.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
17. Shareholders’ Equity:
     17.1. Preemptive subscription rights:
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
     17.2. Dividends:
Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception, as the result of an accumulated statutory deficit of approximately $98.1 million at December 31, 2006. Dividend distributions, if any, will be made in euros. The Company has no plans to distribute dividends in the foreseeable future.
     17.3. Warrants:
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
On June 14, 2000, the Company issued, at a price of €0.00 per warrant, 120,000 warrants to certain Directors of the Company giving them the right to subscribe to 120,000 ordinary shares at the price of €4.88 per share. These warrants are issued for a five-year period and vest ratably over four years from the date of issuance. As of December 31, 2003, 60,000 warrants were exercised and 50,000 warrants were forfeited then cancelled due to the departure of certain Directors. As of December 31, 2005, the 10,000 remaining warrants were exercised.
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

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
On November 7, 2003, the Company issued, at a price of €0.01 per warrant, 200,000 warrants to certain Directors of the Company giving them the right to subscribe to 200,000 ordinary shares at the price of €9,88 per share. Out of these 200,000 warrants, 120,000 are issued for a five-year period and will vest ratably over four years from the date of issuance, whereas the remaining 80,000 warrants vested at the General Shareholders meeting on June 22, 2004. The Company accounted for these warrants granted to non-employee directors for their services as directors under APB 25. Under APB 25, when the exercise price of the Company’s warrants is less than the market price of the underlying shares at the date of grant, the Company records deferred compensation expense, which is being amortized on a straight-line basis over the vesting period. The deferred compensation related to these warrants amounted to $2,729,000 at the date of grant. The Company recorded compensation expense related to these 200,000 warrants of $346,000, $1,378,000 and $325,000 for 2003, 2004 and 2005 respectively. During 2005, 140,000 warrants were exercised and the remaining 60,000 were forfeited then cancelled.
On June 22, 2004, the Company issued, at a price of €0.01 per warrant, 80,000 warrants to certain Directors of the Company giving them the right to subscribe to 80,000 ordinary shares at the price of €21.73 per share. These warrants were proposed by the Board of Directors held in March 31, 2004 with an attribution price equaled to the market price the day before (€21.73) since the exercise price was more than the market price. On June 22, 2004 (date of Extraordinary General Meeting), no charges were recorded as per APB25. These warrants are issued for a five-year period and will vest ratably over four years from the date of issuance. During 2005, the 80,000 warrants were forfeited then cancelled.
On March 4, 2005, the Company issued, at a price of €0.01 per warrant, 40,000 warrants to the scientific advisors of the Company giving them the right to subscribe to 40,000 ordinary shares at the price of €12.34 per share. These warrants are subject to vesting for 25% at the subscription and the remainder vest ratably over a three year period. The exercise of these warrants should occur before January 3, 2010.
The related compensation expense is computed in accordance with the provisions of EITF 96-18. During 2006, 7,000 warrants were exercised.
On November 3, 2005, the Company authorized the Directors of the Company, to subscribe to 240,000 warrants for a subscription price of 1.49 euros per warrant ($1.79). Each warrant is exercisable to purchase one share at price of 14.91 euros ($17.88). These warrants are issued for a three-year period and will vest over one year from the date of issuance. During 2006, 170,750 warrants were subscribed, 69,250 were cancelled and 20,000 warrants were exercised.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
On March 2, 2006, the Company authorized the Directors, to subscribe to 69,250 warrants for a subscription price of 2.0 euros per warrant ($2.40). Each warrant is exercisable to purchase one share at price of 20.07 euros ($23.99). These warrants were subscribed in April 2006.
On June 12, 2006, the Company authorized the Directors of the Company, to subscribe to 125,000 warrants for a subscription price of 1.46 euros per warrant ($1.84). Each warrant is exercisable to purchase one share at price of 14.6 euros ($18.48). These warrants are issued for a three-year period and will vest over one year from the date of issuance. These warrants were subscribed in July and August 2006.
     17.4. Stock options:
The Company issued stock options under plans approved by shareholders in 1990, 1993, 1996, 2000, 2001, 2003, 2004 and 2005. The option terms provide for exercise within a maximum 10-year term as from the date of grant. Generally, each option vests no more than four years from the date of grant.
The effects of applying the fair value method provided under SFAS 123R are shown in Note 4.
In January 1997, the French parliament adopted a law that requires French companies and beneficiaries to pay social contributions, which generally represent 45% of the taxable salary, on the difference between the exercise price of a stock option and the fair market value of the underlying shares on the exercise date if the beneficiary sells the stock before a four-year period following the grant of the option (five years for options granted before 2000). This law is consistent with personal income tax law that requires individuals to pay income tax on the difference between the option exercise price and the fair value of the shares at the sale date if the shares are sold within four years of the option grant. The law applies to all options exercised after January 1, 1997.
The Company recorded a liability in 2005 for social charges arising from exercise of stock options by employees having left the company and for which the underlying shares have been sold within four years of the option being granted (see note 12.1). The company has instituted a rule whereby, whilst remaining an employee of the company, an individual may not sell the underlying share within four years of the option being granted.
     17.5 Free of Charge Share Awards
On October 24, 2005, the shareholders of the Company authorized the issuance of new shares which authorizes the Board of Directors to award and issue up to 200,000 shares free of charge to officers and employees of the Company as compensation for services rendered. Under the terms of the awards, the shares are definitively owned by the beneficiaries for two years following their allocation and the beneficiaries are required to retain the shares for two additional years.
On December 12, 2006 the Company granted 106,000 free of charge share awards to officers and employees.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     17.6. Accumulated other comprehensive income:
The components of accumulated other comprehensive income are as follows :

	December 31,
(In thousands of U.S. dollars)	2005	2006
Unrealized gains (loss) on available-for-sale securities	—	(17)
Foreign currency translation	2,719	6,462

Total	2,719	6,445

18. Income taxes :
Income (loss) before income taxes comprises the following:

	Year ended December 31,
(in thousands of dollars)	2004	2005	2006
France	$9,298	($31,663)	($37,319)
A reconciliation of income tax benefit (provision) computed at the French statutory rate (33.83% in 2004 and 2005 and 33.33% in 2006) to the income tax benefit is as follows:

	Year ended December 31,
(in thousands of dollars)	2004	2005	2006
Income tax benefit (provision) computed at the French statutory rate	(3,146)	10,712	12,438
Operating losses (not utilized )	3,146	(10,712)	(12,438)
Withholding tax	(1,425)	89	—
Research tax credits	4,636	4,220	2,118
Minimum tax payable	(10)	(23)	—

Total	3,201	4,286	2,118

Income tax benefits amounted to $3,201,000 in 2004 and was principally related to the research and development tax credit recorded in France for $4,636,000. The research tax credit amounted to $4,220,000 in 2005 and $2,118,000 in 2006.
In 2004, withholding tax relates to our previous agreement with BMS. License fees and milestone payments may be subject to a withholding tax depending on the tax rules of the country in which the licensee is located.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Since our subsidiary realizes no taxable income, the Company does not incur any income taxes under United States jurisdiction.
Significant components of the Company’s deferred taxes consist of the following:

	December 31,
(In thousands of U.S. dollars)	2005	2006
Deferred income tax assets:
Net french taxable operating loss carry-forwards (not utilized)	19,210	29,866
Other deferred income tax assets	1,276	2,656
Valuation allowance	(20,486)	(32,522)
Net deferred income tax assets	14	97
Deferred income tax liabilities	(14)	(97)

Deferred income taxes, net	—	—

The Company has provided valuation allowances covering 100% of net deferred tax assets due to the Company’s history of losses.
As of December 31, 2006, the Company had $89,606,000 in French net operating losses carry-forwards. which have no expiration date.
The increase in available net operating losses carry-forwards in 2006 is due to a tax loss of $25,205,000. The French government provides tax credits to companies for spending on innovative research and development. Income tax benefits correspond to these French research tax credits, which are credited against income taxes payable in each of the four years after being incurred or, if not so utilized, are recoverable in cash. As of December 31, 2006, Flamel had total research tax credits receivable of $12,214,000. If these credits are not applied against future income taxes, they will be received as cash payments in the fourth year after the credit is earned in accordance with the following timetable:

(In thousands of U.S. dollars)	December 31,
2007	615
Total current portion	615
2008	4,911
2009	4,466
2010	2,222

Total long term portion	11,599

TOTAL	12,214

19. Employee Retirement plans:
In accordance with French law, post-retirement benefits for most of the Company’s employees are sponsored by the relevant government agencies in France. The Company’s liability with respect to these plans is generally limited to specific monthly payroll deductions. Consequently, there is no additional liability in connection with these plans. Expenses recognized for these plans were $1,538,000 in 2006, $1,060,000 in 2005 and $866,000 in 2004.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
French law requires the Company to provide for the payment of a lump sum retirement indemnity to French employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. The Company’s benefit obligation was $914,000, $664,000 and $613,000 as of December 31, 2006, 2005 and 2004, respectively. The increase in the balance is the result of increases to the obligation for service and interest cost, adjusted by the actuarial valuation and the overall impact of the translation of this euro-denominated obligation to U.S. dollars. Any actuarial gains or losses are recognized in the period in which they occur.
The benefit obligation is calculated as the present value of estimated future benefits to be paid, using the following assumptions:

	2004	2005	2006
Average increase of salary costs	2%	3%	3%
Discounted interest rate	5%	4%	4.5%
Employee turnover	average of the last 4 years	average of the last 4 years	average of the last 4 years
Age of retirement	65 years	65 years	65 years
In the United States, the Company sponsors a defined contribution retirement plan for its employees located in the United States. The contribution is the lesser of 25% of an employee’s wages or $44,000 for 2006. The company made contributions of approximately $40,000 in 2006, $56,000 in 2005 and $31,000 in 2004.
20. Fair value of financial instruments:
At December 31, 2005 and 2006, the carrying values of financial instruments such as cash and cash equivalents, trade receivables and payables, other receivables and accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments.
At December 31, 2005 and 2006, the fair value of long-term debt with carrying value of $2,782,000 and $2,795,000 was estimated to be $2,459,000 and $2,348,000, respectively. Fair value was determined based on expected future cash flows, discounted at market interest rates.
21. Commitments and Contingencies:
     21.1. Capital leases
The Company currently has commitments regarding capital leases as described in Note 15.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     21.2. Operating leases
The Company leases its facilities and certain equipment under non cancelable operating leases, which expire through 2015. Future minimum lease payments under operating leases due for the fiscal years ending December 31, are as follows:

(In thousands of U.S. dollars)	December 31,
2007	893
2008	863
2009	670
2010	624
2011	575
Thereafter	1,305

TOTAL	4,930
Rental expense for the years ended December 31, 2004, 2005 and 2006 was approximately $602,000, $1,089,000 and $1,300,000 respectively.
     21.3. Litigation
The Company is involved in a number of claims and lawsuits considered normal in its business, including employee litigation. While it is not possible to predict the outcome of legal actions brought against the Company, the Company believes that the liability resulting from the pending claims and suits would not have a material adverse effect on the results of its operations, cash flows, or financial position as of December 31, 2006, and for the year then ended.
     21.4 Other commitments
The Company has ongoing purchase commitments amounting to $8,484,000 regarding the extension of its Micropump development facility.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
22. Industry and geographic information:
The Company operates in one segment, the development and commercialization of controlled-release therapeutic products based on its proprietary polymer based technology.
Operations outside of France consist principally of the operations of the U.S. subsidiary, which had no sales to third parties in 2004, 2005 or 2006.
Revenues by geographic location of customers are as follows :

	As of December 31,
(in thousands)	2004	2005	2006
Revenues
USA	$48,302	$18,972	$16,385
France	$6,095	$2,773	$699
Other	$1,013	$1,853	$5,936

Total Revenues	$55,410	$23,598	$23,020

The following is a summary of long-lived assets by geographic location:

	As of December 31,
(in thousands)	2005	2006
Long-lived assets:
USA	$39	$55
France	$32,325	$38,060

Total long-lived assets	$32,363	$38,115

SIGNATURES
     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FLAMEL TECHNOLOGIES S.A.
(Registrant)

Stephen H. Willard
Chief Executive Officer
Date:April 27, 2007