Form 20-F/A
period 2006-12-31
FLAMEL TECHNOLOGIES SA
filed 2007-09-21
CIK 1012477

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A

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
24,041,590 Ordinary Shares, nominal value 0.122 Euros per Ordinary Share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Yes ☐      No ☑

EXPLANATORY NOTE
The Registrant filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2006 with the Securities and Exchange Commission on April 30, 2007.
This Amendment to the Form 20-F is being filed in order to make clerical changes to the certifications pursuant to SEC Rule 13a-14(a)/15d-14(a).
Therefore, this Form 20-F/A consists of a cover page, this explanatory note, the signature page and the required certifications of our chief executive officer and chief financial officer.

SIGNATURES
     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FLAMEL TECHNOLOGIES S.A.
(Registrant)

/s/ Stephen H. Willard Stephen H. Willard
Chief Executive Officer
Date:September 21, 2007