Form 20-F
period 2008-12-31
FLAMEL TECHNOLOGIES SA
filed 2009-05-19
CIK 1012477

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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
Parc Club du Moulin a Vent
33, avenue du Docteur Georges Levy
69693 Vénissieux Cedex France
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of Exchange on which Registered

Ordinary Shares, nominal value 0.122 Euros per share, represented by American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Ordinary Share	NASDAQ Global Market
Securities registered or to be registered pursuant to Section 12(g) of the Act. None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
24 205 350 Ordinary Shares, nominal value 0.122 Euros per Ordinary Share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Yes      ☑      No      ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes      ☐       No      ☐
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
          Flamel publishes its financial statements in U.S. dollars. In this annual report, references to ‘dollars’ or ‘$’ are to U.S. dollars and references to ‘Euros’ or ‘EUR’ or ‘€’ are to the currency of the European Union as used in the Republic of France. Except as otherwise stated herein, all monetary amounts in this annual report have been presented in dollars. Solely for the convenience of the reader, this annual report contains translations of certain Euro amounts into dollars at specified rates. See ‘Item 3. Key Information — Exchange Rates’ for information regarding the rates of exchange between the Euro and the dollar in each of the previous five years.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
          This annual report contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. The words ‘believe,’ ‘expect,’ ‘anticipate,’ ‘project’ and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations. Factors that could cause actual results to differ from expectations include, among others:
•	we depend on a few customers for the majority of our revenues, and the loss of any one of these customers could reduce our revenues significantly;

•	our revenues depend on pharmaceutical and biotechnology companies successfully developing products that incorporate our drug delivery technologies;

•	although products that incorporate our drug delivery technologies may appear promising at their early stages of development and in clinical trials, none of these potential products may reach the commercial market for a number of reasons;

•	we must invest substantial sums in research and development in order to remain competitive, and we may not fully recover these investments;

•	we depend on key personnel to execute our business plan. If we cannot attract and retain key personnel, we may not be able to successfully implement our business plan;

•	products that incorporate our drug delivery technologies are subject to regulatory approval. If our pharmaceutical and biotechnology company partners do not obtain such approvals, or if such approvals are delayed, our revenues may be adversely affected;

•	we may face product liability claims related to participation in clinical trials or the use or misuse of our products or products that incorporate our technologies;

•	commercial products incorporating our technologies are subject to continuing regulation, and we and our pharmaceutical and biotechnology company partners may be subject to adverse consequences if we or they fail to comply with applicable regulations;

•	regulatory reforms may adversely affect our ability to sell our products profitably;

•	if our competitors develop and market drug delivery technologies or related products that are more effective than ours, or obtain regulatory approval and market such technology or products before we do, our commercial opportunity will be reduced or eliminated;

•	certain companies to which we have licensed our technology are subject to extensive regulation by the FDA and other regulatory authorities. Their failure to meet strict regulatory requirements could adversely affect our business;

•	if we cannot keep pace with the rapid technological change in our industry, we may lose business;

•	our products and technologies may not gain market acceptance;

•	if we cannot adequately protect our technology and proprietary information, we may be unable to sustain a competitive advantage;

•	third parties have claimed, and may claim in the future, that our technologies, or the products in which they are used, infringe on their rights and we may incur significant costs resolving these claims;

•	if we or our collaborative partners are required to obtain licenses from third parties, our revenues and royalties on any commercialized products could be reduced;

•	if we use biological and hazardous materials in a manner that causes injury, we may be liable for significant damages;

•	healthcare reform and restrictions on reimbursements may limit our financial returns;

•	because we have a limited operating history, investors in our shares may have difficulty evaluating our prospects;

•	if we are not profitable in the future, the value of our shares may fall;

•	the current credit and financial market conditions may exacerbate certain risks affecting our business;

•	we may require additional financing, which may not be available on favorable terms or at all, particularly in light of the global economic recession and its negative effect on the capital markets and which may result in dilution of our shareholders’ equity interest;

•	our share price has been volatile and may continue to be volatile;

•	our operating results may fluctuate, which may adversely affect our share price; and

•	fluctuations in foreign currency exchange rates may cause fluctuations in our financial results.
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
               ITEM 2. Offer Statistics and Expected Timetable
          Not applicable.
               ITEM 3. Key Information
Selected Financial Data
          The selected consolidated financial data as of and for each of the five years ended December 31, 2008 are derived from the Consolidated Financial Statements of the Company, which have been prepared in accordance with U.S. GAAP and audited by an independent registered accounting firm with the Public Company Accounting Oversight Board (United States). The selected consolidated financial data of the Company set forth below are qualified by reference to, and should be read in conjunction with, ‘Item 5. Operating and Financial Review and Prospects’ and the Consolidated Financial Statements and the Notes related thereto appearing elsewhere in this annual report.
Statement of Operations Data*:

	2004	2005	2006	2007	2008
Revenues	$55,410	$23,598	$23,020	$36,654	$38,619
Cost and Expenses	(46,575)	(64,367)	(61,858)	(77,503)	(58,779)
Income (Loss) from Operations	8,835	(40,769)	(38,838)	(40,849)	(20,160)
Interest and foreign exchange gain (loss), net	363	4,103	1,388	1,221	1,417
Other income	100	5,003	131	197	181
Income (loss) before income tax	9,298	(31,663)	(37,319)	(39,431)	(18,562)
Income tax benefit (expense)	3,201	4,286	2,118	1,694	6,478
Net income (loss)	$12,499	$(27,377)	$(35,201)	$(37,737)	$(12,084)
Income (Loss) from Operations per ordinary share	$0.41	$(1.77)	$(1.63)	$(1.70)	$(0.84)
Basic earnings (loss) per ordinary share	$0.58	$(1.19)	$(1.48)	$(1.57)	$(0.50)
Diluted earnings (loss) per ordinary share	$0.53	$(1.19)	$(1.48)	$(1.57)	$(0.50)
Basic weighted average number of shares outstanding (in thousands)	21,514	22,999	23,812	24,024	24,082
Diluted weighted average number of shares outstanding (in thousands)	23,559	22,999	23,812	24,024	24,082
Dividends per share	—	—

(* in thousands of U.S. dollars, except share and per share data)

Balance Sheet Data*:

	2004	2005	2006	2007	2008
Cash, Cash equivalents & Marketable securities	$105,374	$83,774	$62,771	$41,062	$37,078
Working capital**	97,446	67,092	55,465	31,155	38,934
Total assets	145,608	124,351	114,894	101,401	91,861
Long term liabilities (excluding deferred revenues)	4,665	12,801	20,504	21,483	22,859
Shareholders equity	116,757	86,654	73,026	54,627	48,546

*	(in thousands of U.S. dollars)

**	(current assets - current liabilities)
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

Year Ended December 31,
Euro to U.S. Dollar:	High	Low	Average Rate[1]
2008	1.599	1.246	1.4706
2007	1.4874	1.2893	1.37064
2006	1.3331	1.1826	1.25567
2005	1.3507	1.1667	1.24478
2004	1.367	1.176	1.248

Previous Six Months,
Euro to U.S. Dollar:	High	Low	Average Rate[1]
April, 2009	1.3496	1.2932	1.31903
March, 2009	1.3671	1.2555	1.30498
February, 2009	1.3008	1.2591	1.27841
January, 2009	1.3866	1.2795	1.32867
December, 2008	1.4616	1.2608	1.3449
November, 2008	1.2935	1.2525	1.2732
          The exchange rate for the Euro against the U.S. dollar as of May, 15 was $1.3518 to € 1.00. The Company makes no representation that Euro amounts have been, could have been or could be converted into dollars at any of the exchange rates referred to herein as of a given date.

[1]	Annual totals represent the average of the noon buying rates for Euros of each business day during the relevant period. Monthly totals represent the average of the noon buying rates for Euros for each business day during the relevant month.

Risk Factors:
     Our business faces many risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently believe are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occur, our business, financial condition or results of operations could suffer, and the trading price of our securities could decline. As a result, you should consider all of the following risks, together with all of the other information in this Annual Report on Form 20-F, before deciding to invest in our securities.
We depend on a few customers for the majority of our revenues, and the loss of any one of these customers could reduce our revenues significantly.
          We depend on a few customers and partners for the majority of our revenues, particularly GlaxoSmithKline but also Merck Serono, Wyeth and Pfizer. The termination of our relationship with any of these major customers or partners and our failure to broaden our customer base could cause our revenues to decrease significantly and result in losses from our operations. Further, we may be unable to negotiate favorable business terms with customers and partners that represent a significant portion of our revenues. If so, our revenues and gross profits, if any, may not grow as expected or may not grow at a rate sufficient to make us profitable.
Our revenues depend on pharmaceutical and biotechnology companies successfully developing products that incorporate our drug delivery technologies.
          We market and sell our technologies to third parties, who incorporate our technologies into their products. We depend upon collaborative agreements with pharmaceutical and biotechnology companies to develop, test, obtain regulatory approval for and commercialize products that incorporate our drug delivery technologies. We currently have collaborative agreements or relationships with GlaxoSmithKline, Merck-Serono, Wyeth, Pfizer, and other pharmaceutical and biotechnology companies whose identities remain confidential.
          The number of products that our partners successfully develop under these collaborative agreements will affect our revenues. We cannot control the timing and other aspects of the development or marketing by our pharmaceutical and biotechnology company partners of their products that incorporate our technologies. The failure of one or more of our partners to develop successful products that incorporate our technologies or to perform as we expect under our agreements with them could have a material adverse effect on our business, financial condition and results of operations. We face risks relating to our collaborative agreements, including risks that:
•	our collaborative agreements may not result in any new commercial products;

•	the existing commercial products developed under our collaborative agreements may not be successful;

•	our pharmaceutical and biotechnology company partners may not successfully market any commercial products;

•	we may not be able to meet the milestones established in our current or future collaborative agreements;

•	we may not be able to successfully develop new drug delivery technologies that would be attractive to potential pharmaceutical or biotechnology company partners;

•	our collaborative partners may terminate their relationships with us; and

•	our collaborative partners may enter bankruptcy or otherwise dissolve.

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
          Even if our technologies appear promising during various stages of development, there may not be successful commercial applications developed for them because:
•	the FDA (Food and Drug Administration) or an institutional review board may delay or stop the conduct of clinical trials;

•	our pharmaceutical or biotechnology partners may face slower than expected rate of patient recruitment and enrollment;

•	our technologies or our pharmaceutical and biotechnology company partners’ products may be found to be ineffective or cause harmful side effects, or may fail during any stage of pre-clinical testing or clinical trials;

•	we may not find pharmaceutical or biotechnology companies to adopt the technologies or, if partnered, the business strategy of our partner may change;

•	our pharmaceutical and biotechnology company partners may find that certain products cannot be manufactured on a commercial scale and, therefore, may not be economical to produce;

•	our pharmaceutical and biotechnology company partners may determine that managed care providers are unwilling to reimburse patients at an economically attractive level for products being developed; or

•	products that use our technologies could fail to achieve market acceptance or be precluded from commercialization by proprietary rights of third parties.
We must invest substantial sums in research and development in order to remain competitive, and we may not fully recover these investments.
          To be successful in the highly competitive pharmaceutical industry, we must commit substantial resources each year to research and development in order to develop new products. In 2008, we spent $36.2 million on research and development. Our ongoing investments in research and development for future products could result in higher costs without a proportionate increase in revenues. The research and development process is lengthy and carries a substantial risk of product failure. If our research and development does not yield sufficient new products that achieve commercial success, our future operating results may be adversely affected.
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
          In the United States, the federal government, principally the FDA, and state and local government agencies regulate all pharmaceutical products, including existing products and those under development. Our pharmaceutical and biotechnology company partners may experience significant delays in expected product releases while attempting to obtain regulatory approval for products incorporating our technologies. If our partners are not successful, our revenues and profitability may decline. We cannot control, and our pharmaceutical and biotechnology company partners cannot control, the timing of regulatory approval for any of these products, or if approval is obtained at all.
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
          Changes in FDA approval policy during the development period, or changes in regulatory review for each submitted new product application, also may delay an approval or rejection of an application. For instance, under the Food and Drug Administration Amendments Act of 2007 (“FDAAA”), our partners may be required to develop risk evaluations and mitigation strategies, or REMS, to ensure the safe use of their product candidates. If the FDA disagrees with our partners’ REMS proposals, it may be more difficult and costly for our partners to obtain regulatory approval for their product candidates. Similarly, FDAAA provisions may make it more likely that the FDA will refer a marketing application for a new product to an advisory committee for review, evaluation, and recommendation as to whether the application should be approved. This review can add to the time to approval and, although the FDA is not bound by the recommendation of an advisory committee, objections or concerns expressed by an advisory committee may cause the FDA to delay or deny approval.
          The FDA has substantial discretion in the approval process and may disagree with our or our partners’ interpretations of data and information submitted in an application, which also could cause delays of an approval or rejection of an application. Even if the FDA approves a product, the approval may limit the uses or indications for which a product may be marketed, restrict distribution of the product, or require further studies. The FDA also can withdraw product clearances and approvals for failure to comply with regulatory requirements or if problems follow initial marketing.
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
          If our products or products that incorporate our technologies are marketed in other jurisdictions, we and the partners with whom we are developing our technologies must obtain required regulatory approvals from foreign regulatory agencies and comply with extensive regulations regarding safety and quality. If approvals to market our products or our partners’ products are delayed, if we or our partners fail to receive these approvals or lose previously received approvals, our revenues would be reduced. We may be required to incur significant costs in obtaining or maintaining foreign regulatory approvals.

We may face product liability claims related to participation in clinical trials or the use or misuse of our products or products that incorporate our technologies.
          The testing, manufacturing and marketing of our products or products that incorporate our drug delivery technologies may expose us to potential product liability and other claims resulting from their use. If any such claims against us are successful, we may be required to make significant compensation payments. Any indemnification that we have obtained, or may obtain, from contract research organizations or pharmaceutical and biotechnology companies conducting human clinical trials on our behalf may not protect us from product liability claims or from the costs of related litigation. Insurance coverage is expensive and difficult to obtain, and we may be unable to obtain coverage in the future on acceptable terms, if at all. Although we currently maintain product liability and recall insurance in amounts we believe to be commercially reasonable, we cannot be certain that the coverage limits of our insurance policies or those of our strategic partners will be adequate. If we are unable to obtain sufficient insurance at an acceptable cost, a product liability claim or recall could adversely affect our financial condition. Similarly, any indemnification we have obtained, or may obtain, from pharmaceutical and biotechnology companies with whom we are developing our drug delivery technologies may not protect us from product liability claims from the consumers of those products or from the costs of related litigation. If we are subject to a product liability claim, our product liability insurance may not reimburse us, or be sufficient to reimburse us, for any expenses or losses we may suffer. A successful product liability claim against us, if not covered by, or if in excess of, our product liability insurance, may require us to make significant compensation payments. These payments would be reflected as expenses on our statement of operations and reduce our earnings.
Commercial products incorporating our technologies are subject to continuing regulation, and we and our pharmaceutical and biotechnology company partners may be subject to adverse consequences if we or they fail to comply with applicable regulations.
          We and our partners will continue to be subject to extensive regulatory requirements for products and product candidates that incorporate our technologies, even if they receive regulatory approval. These regulations are wide-ranging and govern, among other things:
•	adverse drug experiences and other reporting requirements;

•	product promotion and marketing;

•	product manufacturing, including cGMP compliance;

•	record keeping;

•	distribution of drug samples;

•	required post-marketing studies or clinical trials;

•	compliance with any required REMS;

•	updating safety and efficacy information;

•	use of electronic records and signatures; and

•	changes to product manufacturing or labeling.
          If we or our partners fail to comply with these laws and regulations, the FDA, or other regulatory organizations, may take actions that could significantly restrict or prohibit commercial distribution of products that incorporate our technologies. If the FDA determines that the laws and regulations are not being complied with, the administration can, among other things:
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
          From time to time, Congress adopts changes to the statutes that the FDA enforces in ways that could significantly affect our business. In addition, the FDA often issues new regulations or guidance, or revises or reinterprets its current regulations and guidance in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted or FDA regulations, guidance or interpretations changed, and what the impact of any such changes may be.
          It is possible, however, that such changes could have a significant impact on the path to approval of products incorporating our technologies or of competing products, and to our obligations and those of our partner pharmaceutical and biotechnology companies. For example, the FDAAA contains a number of provisions that strengthen the FDA’s regulatory authority in various areas, including clinical trial registration and results reporting; pharmacovigilance and other safety-related issues; and post-approval clinical study requirements. Similarly, future changes in the law — for example, to create an abbreviated approval pathway for “follow-on” biological products, (such as currently exists for generic versions of small molecule drug products) — could adversely affect innovator biological products that incorporate our technologies.
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

Certain companies to which we have licensed our technology are subject to extensive regulation by the FDA and other regulatory authorities. Their failure to meet strict regulatory requirements could adversely affect our business.
          Companies to which we have licensed our technology are subject to extensive regulation by the FDA, other domestic regulatory authorities, and equivalent foreign regulatory authorities. Those regulatory authorities may conduct periodic audits or inspections of the companies’ facilities to monitor compliance with applicable regulatory standards. If the FDA or another regulatory authority finds that a company has failed to comply with applicable regulations, the authority can institute a wide variety of enforcement actions, including warning letters or untitled letters; fines and civil penalties; delays in clearing or approving, or refusal to clear or approve, products; withdrawal or suspension of approval of products; product recall or seizure; orders for physician notification or device repair, replacement or refund; interruption of production; operating restrictions; injunctions; and criminal prosecution. Any adverse action by an applicable regulatory agency could lead to unanticipated expenditures to address or defend such action, and may impair those companies’ ability to produce and market their products, which could significantly impact the royalties that we receive from them.
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
          Any patent applications we may have made or may make relating to our potential products, processes and technologies may not result in patents being issued. Patent law relating to the scope of claims in the pharmaceutical field in which we operate is continually evolving and can be the subject of some uncertainty. The laws providing patent protection may change in a way that would limit protection. Our current patents may not be exclusive, valid or enforceable. They may not protect us against competitors that challenge our patents, such as companies that submit drug marketing applications to the FDA that rely, at least in part, on safety and efficacy data from our products or our business partners’ products (e.g., abbreviated new drug applications), obtain patents that may have an adverse effect on our ability to conduct business or are able to circumvent our patents. The scope of any patent protection may not be sufficiently broad to exclude competing products. Our collaborations with third parties expose us to risks that they will claim intellectual property rights on our inventions or fail to keep our unpatented technology confidential.
          We may not have the necessary financial resources to enforce our patents. Further, patent protection once obtained is limited in time, after which competitors may use the covered technology without obtaining a license from us. Because of the time required to obtain regulatory marketing approval, the period of effective patent protection for a marketed product is frequently substantially shorter.
          To protect our trade secrets and proprietary technologies and processes, we rely, in part, on confidentiality agreements with our employees, consultants and advisors. These agreements may not provide adequate protection for our trade secrets and other proprietary information in the event of any unauthorized use or disclosure, or if others lawfully develop the information. If these agreements are breached, we cannot be certain that we will have adequate remedies.
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
          Our research and development activities involve the controlled use of potentially harmful biological materials, hazardous materials and chemicals, and are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of those materials and specified waste products. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials, including fires and/or explosions, storage tank leaks and ruptures; and discharges or releases of toxic or hazardous substances. These operating risks can cause personal injury, property damage and environmental contamination, and may result in the shutdown of affected facilities and the imposition of civil or criminal penalties. The occurrence of any of these events may significantly reduce the productivity and profitability of a particular manufacturing facility and adversely affect our operating results.
          We currently maintain environmental liability, property, business interruption and casualty insurance. If we fail to comply with environmental regulations, we could be subject to criminal sanctions and/or substantial liability for any damages that result, and any such liability could be significant.
Healthcare reform and restrictions on reimbursements may limit our financial returns.
          Our ability to successfully commercialize our products and technologies may depend in part on the extent to which the government health administration authorities, private health insurers and other third party payers will reimburse consumers for the cost of these products. Third party payers are increasingly challenging both the need for, and the price of, novel therapeutic drugs and uncertainty exists as to the reimbursement status of newly approved therapeutics. The commercial success of our products depends in part on the conditions under which our products are reimbursed. Adequate third party reimbursement may not be available for our drug products to enable us to maintain price levels sufficient to realize an appropriate return on our investments in research and product development, which could materially and adversely affect our ability to commercialize that particular drug. We cannot predict the effect that changes in the healthcare system, especially cost containment efforts, may have on our business. Any such changes may adversely affect our business.
Because we have a limited operating history, investors in our shares may have difficulty evaluating our prospects.
          We recorded the first commercial sales of products using one of our polymer technologies through our partner, Corning, in 1999. Our first commercial sales of a pharmaceutical compound incorporating our Micropump technology occurred in March 2007 with the launch of Coreg CR. We have had no commercial sales to date of products incorporating our Medusa technology. Accordingly, we have only a limited operating history, which may make it difficult to evaluate our prospects. The difficulty investors may have in evaluating our prospects may cause volatile fluctuations in the market price of our shares as investors react to information about our prospects. Since 1995, we have generated revenues from product development fees and licensing arrangements and royalties. Our business and prospects must be evaluated in light of the risks and uncertainties of a company with a limited operating history and, in particular, one in the pharmaceutical industry.

If we are not profitable in the future, the value of our shares may fall.
          We have accumulated aggregate net loss from inception of approximately $160.2 million through December 31, 2008. If we are unable to earn a profit in future periods, the market price of our stock may fall. The costs for research and product development of our drug delivery technologies and general and administrative expenses have been the principal causes of our net losses in over recent years. Our ability to operate profitably depends upon a number of factors, many of which are beyond our direct control. These factors include:
•	the demand for our technologies and products;

•	the level of product and price competition;

•	our ability to develop new collaborative partnerships and additional commercial applications for our products;

•	our ability to control our costs;

•	our ability to broaden our customer base;

•	the effectiveness of our marketing strategy;

•	the effectiveness of our partners’ marketing strategy for products which use our technology; and

•	general economic conditions.
The current credit and financial market conditions may exacerbate certain risks affecting our business.
          We rely on third parties for several important aspects of our business. For example, we depend upon collaborators for both manufacturing and royalty revenue and the clinical development of collaboration products and we may rely upon several single source providers of raw materials for the manufacture of our products. Due to the recent tightening of global credit and the disruption in the financial markets, there may be a disruption or delay in the performance of our third-party contractors, suppliers or collaborators. If such third parties are unable to satisfy their commitments to us, our business would be adversely affected.
We may require additional financing, which may not be available on favorable terms or at all, particularly in light of the global economic recession and its negative effect on the capital markets, and which may result in dilution of our shareholders’ equity interest.
          We may require additional financing to fund the development and possible acquisition of new drug delivery technologies and to increase our production capacity beyond what is currently anticipated. We may consume available resources more rapidly than currently anticipated, resulting in the need for additional funding. If we cannot obtain financing when needed, or obtain it on favorable terms, we may be required to curtail our plans to continue to develop drug delivery technologies. We may also elect to pursue additional financing at any time to more aggressively pursue development of new drug delivery technologies. Obtaining additional financing may be difficult in light of the ongoing global economic recession and extremely tight capital markets. Other factors that will affect future capital requirements and may require us to seek additional financing include:
•	the development and acquisition of new products and technologies;

•	the progress of our research and product development programs;

•	results of our collaborative efforts with current and potential pharmaceutical and biotechnology company partners; and

•	the timing of, and amounts received from, future product sales, product development fees and licensing revenue and royalties.

          If adequate funds are not available, we may be required to significantly reduce or refocus our product development efforts, resulting in loss of sales, increased costs, and reduced revenues.
Our share price has been volatile and may continue to be volatile.
          The trading price of our shares has been, and is likely to continue to be, highly volatile. The market value of an investment in our shares may fall sharply at any time due to this volatility. In the year ended December 31, 2008, the closing sale price of our ADSs as reported on the NASDAQ National Market ranged from $3.68 to $10.72. In the year ended December 31, 2007, the closing sale price of our ADSs as reported on the NASDAQ National Market ranged from $8.17 to $36.97. The market prices for securities of drug delivery, biotechnology and pharmaceutical companies historically have been highly volatile. Factors that could adversely affect our share price include:
•	fluctuations in our operating results;

•	announcements of technological collaborations, innovations or new products by us or our competitors;

•	governmental regulations;

•	developments in patent or other proprietary rights owned by us or others;

•	public concern as to the safety of drugs developed by us or others;

•	the results of pre-clinical testing and clinical studies or trials by us or our competitors;

•	litigation;

•	decisions by our pharmaceutical and biotechnology company partners relating to the products incorporating our technologies;

•	actions by the FDA in connection with submissions related to the products incorporating our technologies;

•	the perception by the market of biotechnology and high technology companies generally; and

•	general market conditions, including the impact of the current financial environment.
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
          For the year ended December 31, 2008 we derived 39.6% of our total revenues from transactions in U.S. dollars, but have 98.1 % of our cash and cash equivalents, all of our marketable securities, and the majority of our expenses denominated in euros. As a result, our financial results could be significantly affected by fluctuations of the euro relative to the U.S. dollar. The Company does not engage in substantial hedging activities with respect to the risk of exchange rate fluctuations, although it does, from time to time, purchase Euros against invoiced dollar receivables. Any strengthening in the U.S. dollar relative to the euro would have a negative effect on our balance sheet while a weakening in the U.S. dollar relative to the euro would have a positive effect. See ‘Quantitative and Qualitative Disclosures About Market Risk’ on page 59 for more information on the impact of currency exchange rate fluctuations.
               ITEM 4. Information on the Company
General Overview
          We are a biopharmaceutical company principally engaged in the development of two unique polymer-based drug delivery technologies for the improvement of medical applications. Our Medusa nanoparticulate technology is designed to deliver therapeutic proteins, peptides and other large and small molecules injected subcutaneously. We also have developed a microparticulate adaptation of the Medusa platform which we believe offers important advantages in the delivery of smaller proteins and peptides. Our Micropump technology is a multiparticulate technology for oral administration of small molecule drugs with applications in controlled-release, taste-masking and bioavailability enhancement. Our Trigger-Lock® technology is an adaptation of Micropump designed to prevent the misuse of medications subject to abuse and to avoid dose dumping in the presence of alcohol.
          We focus on the development of controlled release formulations in partnership with biotechnology and pharmaceutical companies. This business model enables us to focus on our comparative advantage in polymer chemistry and drug delivery while leveraging the expertise of our partner companies in specific indications, clinical and regulatory development, marketing, and sales. We currently are working with seven of the top-twenty pharmaceutical companies in the world, based on annual revenue, and on sixteen feasibility projects. These projects are being conducted across a wide range of indications with both novel and already-marketed molecules.
          In September 2007, we signed a license for the application of the Medusa platform with Wyeth Pharmaceuticals for the controlled release of an already marketed therapeutic protein. The license agreement included an upfront payment and potential development fees, milestones and royalty payments, the terms of which are not disclosed. In September, 2008 we announced that a $500,000 payment from Wyeth had been triggered in connection with this program. The program is in the feasibility stage.
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
          In February, 2009, we announced that Merck Serono had exercised its option to license the Medusa platform for the development of an improved formulation of one of their already-marketed therapeutic proteins. Pursuant to the license, Merck Serono will pay all future development costs for the program as well as payments upon achievement of certain clinical and regulatory milestones and royalties upon any eventual sales of the product.
          As of the date of this annual report, the Company is working on fourteen other feasibility studies. Ten of these concern the Medusa platform and three are for Micropump applications. The remaining project is being conducted with a leading pain therapy company and is an application of the TriggerLock platform using multiple molecules.

          Our Micropump technology platform allows us to specifically tailor the pharmacokinetics of small molecule drugs best absorbed in the small intestine. Advantages of the Micropump platform include the ability to specifically design certain pharmacokinetic properties for targeted indications, the ability to minimize inter-patient and intra-patient pharmacokinetic variability, taste masking, and the ability to design a wide variety of formulations, including tablets, capsules, sachets, and syrups or suspensions. Our lead product using Micropump technology is Coreg CR, which we developed with GlaxoSmithKline (GSK).
          We licensed Coreg CR to GSK in March 2003. In September 2004, we announced that GSK had initiated a Phase III trial for the formulation. In December, 2004, we announced that we had entered into a supply agreement with GSK for the production of Coreg CR microparticles at our plant in Pessac, France. The provisions of the agreement included payments such that Flamel did not incur cash outlays in connection with equipment to be used. The FDA has audited and approved our Pessac facility. This supply agreement was supplemented in July 2006 when we announced that GSK had agreed to partially fund an expansion of the Pessac facility from two lines to three, in anticipation of expected increased demand for the product. The New Drug Application (NDA) for Coreg CR was submitted in December 2005 and the FDA approved the product for all requested indications (moderate to severe congestive heart failure; left ventricular dysfunction following myocardial infarction; and hypertension) on October 20, 2006. GSK launched the product in the U.S. in March 2007. In March of 2009 we announced that we had earned an additional $4.0 million milestone payment from GSK in connection with the Coreg CR program.
          Our Medusa technology permits the prolonged and controlled-release of proteins, peptides, and other molecules without the denaturation or other adverse effects of certain other delivery systems. Our lead applications of Medusa are Interferon-AlphaXL a long-acting interferon-alpha 2b for the treatment of hepatitis C virus and certain oncology applications, and FT-105 basal insulin, a long-acting formulation of recombinant human insulin that is designed to deliver a steady state, low level of insulin to insulin-dependent patients.
          Our results from a two-week study we have conducted comparing IFN-Alpha XL with Viraferon® (marketed in the U.S. as PegIntron®) showed a statistically significant reduction in viral load in those patients given the highest dose of IFN-Alpha XL after two weeks in the group comprising genotype-1 naïve patients, and non-responder/relapsed patients to pegylated interferon plus ribavirin. Patients receiving the highest dose of IFN-Alpha XL also reported fewer adverse events than patients receiving Peg-Intron. We presented the full data set in an oral presentation at the Annual Meeting for the European Association for the Study of the Liver in Milan, in April, 2008. Interferon-Alpha XL is available for licensing.
          In October 2007, we announced top-line results of the Phase I three-way crossover trial comparing two doses of FT-105 with Lantus®, the current standard of care. The trial was conducted in eighteen healthy volunteers, and used the euglycemic clamp technique, whereby patients are requested to fast for thirty-six hours and their levels of insulin and glycemia are monitored. Pharmacodynamics were monitored for forty-eight hours through immunological analysis. The results showed a 48-hour controlled release of recombinant human insulin, with a very flat curve as compared to Lantus. These results are promising insofar as they support the Company’s thesis that Medusa can be used to enable a basal insulin formulation that may be administered to 100% of patients with true 24-hour glucose control and with a lesser risk of hypoglycemia. We also believe that the fact that FT-105 comprises full-active recombinant human insulin may offer patients advantages, both with respect to glucose control and insulin’s role as a modulator of growth factors, especially vascular endothelial growth factor (VEGF). VEGF plays an essential role in maintaining vascular health.
          The results of this study also provide a proof of concept for the microparticulate approach, which is an essential component of much of the work that the Company is undertaking in feasibility studies with partners who are interested in controlling the release of smaller proteins and peptides. Competing technologies such as pegylation have thus far not been shown effective when applied to many smaller proteins and peptides.
          We have had a long-standing collaborative relationship with Corning to develop advanced polymeric photochromic materials for eyeglass lenses. We have enjoyed eight years of royalties as a result of sales of this product. This is also the first product containing our technology to have been commercialized.
          The Company was incorporated as a société anonyme, a form of corporation under the laws of the Republic of France in August 1990, as Flamel Technologies S.A. and its shares were quoted on the NASDAQ National Market in 1996. Flamel’s principal place of business is located at Parc Club du Moulin a Vent, 33, avenue du Docteur Georges Levy, 69693 Venissieux Cedex France, telephone number 011 33 (4) 72 78 3434. A list of the Company’s significant subsidiaries can be found in Exhibit 8.1.

The Need for Novel Delivery Systems
          Our polymer delivery systems focus on the controlled release of therapeutic proteins and peptides and the oral administration of pharmaceutical drugs, primarily those that are best absorbed in the small intestine. The pharmaceutical industry utilizes drug delivery technologies as a tool to improve existing products as well as to overcome certain problems encountered in the development of new products. Drug delivery technologies enable pharmaceutical companies to improve the safety and efficacy profiles of innovative new therapeutic compounds, to improve patient compliance and acceptance of existing drugs, to expand therapeutic indications of an existing drug, and to gain competitive advantages for drugs facing patent expirations. The U.S. market for drug delivery formulations is expected to grow at an annual rate of 10% and could reach $132 billion by 2012.
Business Strategy
          We aim to build on our core strength as a science based, market-focused innovator of controlled release drug delivery systems. The key elements of our strategy that will enable us to build upon our strengths are as follows:
•	to maximize the potential of our existing drug delivery systems;

•	to develop additional drug delivery technologies;

•	to develop new formulations of proprietary compounds that we receive from additional partners;

•	to leverage capabilities of pharmaceutical partners for clinical development and commercialization; and

•	to identify additional compounds for unmet medical needs.
          For the reasons set forth below in this Item 4, we believe that we have a competitive advantage in developing controlled-release formulations of proteins, peptides, and small molecules that improve dosing, compliance and efficacy, while potentially reducing side-effects. We remain committed to focusing on our strengths. We will continue to partner our proprietary formulations with pharmaceutical companies with the clinical, regulatory and marketing resources to secure regulatory approval and to commercialize these pharmaceuticals successfully. We are increasingly focused on working with pharmaceutical and biotechnology partners at an earlier stage of development as we believe that this removes the market-related risk that has negatively affected our ability to partner internally-developed products in the past.
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
Medusa: Delivery System for Therapeutic Proteins and Peptides
          Therapeutic agents based on biological proteins and peptides are becoming increasingly important. According to published estimates, the worldwide market for currently approved therapeutic proteins was over $95 billion in 2008 and the growth of this market is expected to be significant as new products are commercialized. In developing these products, a principal challenge is finding a suitable delivery system that can transport the protein or peptide to its site of action, release it at the optimal therapeutic rate, and protect it from being unduly degraded without denaturing it (i.e., causing a structural change that results in a loss of the properties that are linked to its precise structure).
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

          Responding to these scientific challenges and to what we believe is a significant market opportunity, we have developed Medusa, a delivery system designed to deliver proteins and peptides in a controlled manner without denaturation. Our approach utilizes a novel nanoparticulate system, combined with a polyaminoacid biopolymer, that meets the above conditions. We have developed a protein-like polyaminoacid composed of only one or two different amino acids. We have tailored this polyaminoacid polymer to form nano-sized particles spontaneously in water that entrap proteins without the use of solvents or any surfactants. This ‘self-assembly’ process is critical in avoiding the denaturing of the proteins. The “ubiquitous” polymer is potentially applicable across substantially all therapeutic proteins and peptides. One advantage of this approach is that we do not anticipate a need to conduct individual toxicity and carcinogenicity tests for each product that we develop using the technology. This is because the bond created in the self-assembly process is a physical bond and not a chemical one. We have shown in animal studies that our polyaminoacid polymer is neither immunogenic nor reactogenic. Nevertheless, further testing is necessary in each application of Medusa to a drug to demonstrate that each product does not pose a potential risk for human subjects.
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
          In October 2007, we announced top-line results of a two-week trial we conducted to compare Medusa-enabled Interferon-Alpha XL with Viraferon™ (marketed in the U.S. as Peg-Intron™). We presented the full data set in an oral presentation at the Annual Meeting for the European Association for the Study of the Liver in Milan in April, 2008. Top line results showed a statistically significant reduction in viral load after two weeks in the group comprising genotype-1 naïve patients , and non-responder/relapsed patients to pegylated interferon plus ribavirin. Importantly, these patients also benefitted with respect to tolerance of the treatment, as reported adverse events were lower in those patients administered Interferon-Alpha XL than in those patients administered Peg-Intron.
          We estimate that the worldwide market for interferon drugs (alpha, beta and gamma) to have been $8.5 billion in 2008, and we expect this market to grow in the future as researchers identify additional indications that may be treated effectively using interferon drugs, as such proposed treatments gain approval and as new suppliers emerge. In 2008, we estimate that interferon alpha formulations accounted for approximately 33% of the worldwide market for interferons. We are in discussions regarding a licensing agreement with interested parties for the further development of the Medusa platform with respect to interferon-alpha.
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
          We estimate that the worldwide market for insulin was approximately $11.8 billion in 2008. Leading long-acting basal insulins, Lantus® (insulin glargine, SANOFI-AVENTIS) and Levemir® (insulin detemir, NOVO NORDISK), were the fastest growing insulins, with total sales of $4.2 billion in 2008 (or nearly 36% of the global insulin market).

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
          The Development of FT-105 basal insulin
          Using our microparticulate adaptation of our Medusa delivery system, we have been able to form nanoparticles of human insulin with our proprietary polyaminoacid polymer and aggregate these to produce a long-acting, injectable insulin formulation, FT-105.
          In diabetics, large variations in blood glucose levels over time can lead to serious, long-term complications including vision impairment, foot ulcerations and kidney failure. . Theoretically, the need for basal insulin implies a profile with minimal peak and trough differences to minimize a diabetic’s hypoglycemia and hyperglycemia (low and elevated blood glucose levels) episodes, particularly during the first hours after insulin injections and during the sleeping hours. FT-105 has been shown to provide a controlled-release of fully human insulin over at least 48 hours with good bioavailablity and excellent local tolerance. Among FT-105’s’s potential advantages is the fact that it is a recombinant human insulin with full bioactivity, both with respect to glucose control as well as insulin’s role as a modulator of growth factors, especially VEGF. VEGF plays an essential role in maintaining vascular health.
          In October 2007, we announced top-line results of the Phase I three-way crossover trial of FT-105 conducted in eighteen healthy volunteers. The trial used the euglycemic clamp technique, whereby patients are requested to fast for thirty-six hours and their levels of insulin and glycemia are monitored. Pharamacodynamics were monitored for forty-eight hours through immunological analysis. The results showed a 48-hour controlled release of recombinant human insulin, with a very flat curve as compared to Lantus®, the current standard of care. These results are promising insofar as they support the Company’s thesis that Medusa can be used to enable a basal insulin formulation that may be administered to 100% of patients with true 24-hour glucose control and with a lesser risk of hypoglycemia. The results also provide a proof of concept for the microparticulate approach, which is an essential component of much of the work that the company is undertaking in feasibility studies with partners who are interested in controlling the release of smaller proteins and peptides.
     3. Interleukin
          In December 2004, we initiated a Phase I/II clinical trial of Medusa-enabled long-acting interleukin-2 (IL-2 XL) for the treatment of renal cancer. We believe that the use of IL-2 as a treatment for renal cancer as well as in other indications has been limited due to its extreme toxicity. Pre-clinical studies of our long-acting interleukin-2 versus Proleukin® in monkeys showed an increase in the duration of action of the drug, with a lower Cmax of drug after injection. Flamel’s formulation resulted in measurable increases in levels of lymphocyte CD4 and CD8, and the soluble fraction of CD25 in the monkeys studied, which are considered surrogate markers for stimulation of the body’s immune system. These results were confirmed in the Phase I/II clinical trial, the results of which we presented at the 2006 general meeting of the American Society for Clinical Oncology (ASCO). In addition to its application for advanced kidney cancer, we believe IL-2 XL could be used in further oncology indications where immune response plays a significant role because of its potentially improved safety profile and could also become an important adjuvant for vaccines as well as in the treatment of HIV. We have held discussions with interested parties regarding clinical studies of IL-2 XL for use in treating HIV. Specifically, we believe IL-2 XL could be used to allow patients who have undertaken combination therapy to suspend such therapy, to reduce the load on the liver. Further, with respect to patients with severely compromised immune systems, as evidenced by suppressed CD-4 counts, it is possible that IL-2 could serve to boost their immune system.

Other Products Based on the Medusa Technology
          Our success in development of the ubiquitous polymer has generated fourteen feasibility study relationships with biotechnology and pharmaceutical partners in the past two years. Of these fourteen studies, we have ceased work on two and remain engaged on the remaining twelve. These twelve projects include our relationships with Wyeth, Merck Serono, Pfizer and several other top-twenty pharmaceutical companies. These relationships range from work on marketed therapeutic proteins to peptides, and other novel large molecules. We believe that the strategy of engaging in feasibility work with a wide range of partners strengthens the Company as it allows us to diversify our development risks, improve our understanding of many cutting edge fields of research, and, importantly, engage in projects designed to extend the Medusa platform to different indications and methods of delivery.
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
          Our Trigger-Lock™ technology is an adaptation of the Micropump platform designed to prevent misuse of drugs subject to abuse, such as narcotic analgesics like Oxycontin. Such drugs are designed as controlled release formulations for the treatment of moderate to severe pain. When abused by recreational drug users, the controlled release mechanism is circumvented in such a way as to achieve the immediate release of the active ingredient. It is a significant medical and societal problem which has garnered a high level of attention from local, state, and federal officials in the U.S., as well as public health officers in the rest of the world. Because of their size, Micropump particles cannot be crushed, meaning that the platform is resistant to the most common method of misuse. Further modifications to the platform have been tailored to prevent other less publicized methods of foiling currently-marketed controlled release systems. We believe that our Trigger-Lock technology is at least as effective as competing technologies at preventing potential abuse while also providing substantially better pharmacokinetic to patients when taken as directed. This combination of safety and pharmacokinetic efficacy could potentially enable us to create a best in class platform for the controlled release of drugs subject to abuse.

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
          1. Coreg CR
          Beginning in 2003, we worked with GSK to develop Coreg CR, an extended release formulation of carvedilol phosphate. Coreg CR is a next generation formulation of Coreg, a beta blocker that is considered the standard of care for the treatment of moderate to severe heart failure and left ventricular dysfunction following myocardial infarction. Under the terms of our license agreement with GSK, signed in 2003, we will receive milestones totaling $25 million, of which $19 million have been received as of December 31, 2008, as well as royalties on the sale of the product. GSK also agreed to pay all of the costs of research and development for the product. Under the supply agreement with GSK that we signed in December 2004, we expanded our capacity for the production of microparticles at our plant in Pessac, France at no cost to us. Pursuant to the supply agreement with GSK, we produce Coreg CR microparticles on a cost plus basis. In July 2006, we announced that GSK had agreed to partially sponsor the expansion of our plant in Pessac, from two lines to three, in anticipation of increased demand for the product. Coreg CR was approved by the FDA on October 20, 2006 for use in the treatment of moderate to severe congestive heart failure; left ventricular dysfunction following myocardial infarction; and hypertension. The product was launched in March 2007. Total net sales of Coreg CR as reported by GSK were $306 million in 2008.
          The Market for Beta Blockers
          Beta blockers are indicated for the treatment of congestive heart failure (CHF) as well as to treat hypertension. Additionally, Coreg and Coreg CR are indicated for the treatment of left ventricular dysfunction following myocardial infarction. For some years, Coreg (carvedilol) has been the market leader in the treatment of CHF; it is the only beta blocker approved for the treatment of moderate to severe CHF. Coreg attained this leadership position despite the fact that it was not available in a once-daily formulation, unlike the rest of the beta blocker class. In general, many physicians prefer once-daily formulations for their patients due to the compliance advantages that they may offer. In August 2007, however, the CASPER study (Compliance and Quality of Life Study Comparing Once-Daily Carvedilol CR and Twice-Daily Carvedilol IR in Patients with Heart Failure) was published by GSK, in which investigators failed to prove a compliance advantage in patients prescribed Coreg CR versus those prescribed immediate release Coreg, according to the criteria that they pre-defined.
          Earlier generations of beta blockers have not been widely used in the treatment of hypertension because of perceived drawbacks. The greatest of these drawbacks, perhaps, was the fact that many other beta blockers, have been associated with increased glycemia levels in Type II diabetic patients. Carvedilol has been clinically proven not to cause increased glycemia levels in diabetic patients. Many hypertension patients in the U.S. suffer from Type II diabetes; there are over thirteen million Type II diabetic hypertensives in the U.S. According to the Centers for Disease Control, many more hypertensive patients suffer from what is referred to as metabolic syndrome, meaning that they have a combination of factors that affect their health in an interrelated fashion, and these patients are considered to be at-risk for Type II diabetes. They may even have what is known as pre-diabetes, meaning that their blood sugar levels are above average but do not yet reflect the level insulin insensitivity that defines Type II diabetes.

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
          In May 2006, we announced that we had entered into a licensing contract with RHEI Pharmaceuticals, Inc. The agreement grants RHEI the exclusive right to market Asacard in the Greater China region (including China, Taiwan, Hong Kong and Macau). Flamel will manufacture commercial supply of the product at its facilities in Pessac, France.
          Other Products Based on Micropump Technology
          From time to time we have conducted Micropump feasibility studies on other proprietary therapeutic compounds under limited, confidential agreements with the pharmaceutical companies owning the rights to these compounds. The company is currently engaged in two such projects, one for a liquid formulation already-marketed over-the-counter product and a second for a combination product in the cardiovascular setting. Such contracts provide us with the possibility for expanded relationships. Moreover, these relationships are invaluable insofar as our potential partners are often able to identify opportunities for the Micropump platform from their internal pipeline, opportunities which we would not otherwise know.
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
          During 1999, Corning launched SunSensor, a new, competitive photochromic eyeglass lens product containing our technology. We began receiving royalties on the sales of this product late in 1999. The amount of future royalties related to this and other potential products resulting from this collaboration is dependent on Corning’s marketing success.
          Under the terms of our current agreement with Corning, we continue to receive royalties on sales of all products that contain intellectual property developed by the collaboration. See ‘— Strategic Alliances — Corning: Photochromic Materials.’

Strategic Alliances
          In order to develop and apply our technologies efficiently and effectively commercialize the resulting products, we have entered into, and intend to continue to enter into, collaborative arrangements with large biotechnology and pharmaceutical company partners. Such arrangements typically provide funding for development work and access to target compounds and related know-how and, ultimately, provide distribution capabilities for any resulting products. Such arrangements generally include termination provisions in the event either party decides that, for strategic or other reasons, it does not wish to pursue the alliance. Our major existing agreements are as follows:
          GlaxoSmithKline
          In March, 2003, we announced that we licensed our Micropump technology to GlaxoSmithKline for the development of Coreg CR. We announced in September 2004 that GlaxoSmithKline had begun a Phase III clinical trial of the product. We received a $2.0 million milestone payment as a consequence of the Phase III trial initiation. In December 2004, we announced that we signed an agreement whereby Flamel will supply GlaxoSmithKline with commercial supplies of the drug. The provisions of the agreement included payments such that we will not have cash outlays in connection with equipment to be used. In October, 2005, we announced that GSK had determined that successful Phase III results had been obtained on this product. The determination triggered a $2.0 million milestone payment. In December, 2005, we announced that GSK had submitted a New Drug Application to the FDA for the product. In February, 2006, we received a $2.0 million milestone payment following the submission of a NDA for Coreg CR. The supply agreement was supplemented in July 2006 when we announced that GSK had agreed to fund an expansion of the Pessac facility from two lines to three, in anticipation of expected increased demand for the product. Coreg CR received an approval letter from the FDA in October, 2006, triggering the receipt of a $3.0 million milestone payment. In March 2007, GSK launched Coreg CR and we received a further $1 million milestone. In March 2009, the second anniversary of the launch of Coreg CR, we recognized a further milestone of $4 million. Turnover of Coreg CR through to December 31, 2008 amounted to $302 million on which we recognized royalty revenue of $11.2 million.
          Merck Serono
          In December, 2007, we announced that we had entered into a relationship with Merck Serono for the development of a controlled release formulation of a Merck Serono product using our Medusa technology platform. We received € 2.0 million to engage in the project and a further € 500,000 milestone in the second quarter of 2008. In February, 2009, we announced that Merck Serono had exercised its option to license the Medusa platform for the development of an improved formulation of one of their already-marketed therapeutic proteins generating an upfront fee of € 5.0 million. Pursuant to the license, Merck Serono will pay all future development costs for the program as well as payments upon achievement of certain clinical and regulatory milestones and royalties upon any eventual sales of the product.
          Wyeth
          We announced in September, 2007 that we had entered into a license agreement with Wyeth Pharmaceuticals for the development of an already-marketed Wyeth protein. We received an upfront fee and may receive development fees, milestones, and royalties on the product. In September, 2008 we announced that a $500,000 payment from Wyeth had been triggered in connection with this program.
          Pfizer
          We announced in December 2008 that we have been engaged in feasibility work with Pfizer to assess the applicability of the Medusa platform to certain molecules in development.
          Servier
          In January, 2002, we announced that we entered into a licensing agreement with Servier for application of our Micropump technology to an ACE inhibitor that is proprietary to Servier. We received $3.0 million upon signing of the agreement and total payments of over $10 million during 2002. In 2003, we received an additional $1,283,000 in research and development revenues and we recognized one milestone payment of $484,000 as licensing revenue. We had additional development income from them in 2007 and 2008.

          Corning: Photochromic Materials
          Corning S.A and Corning Incorporated (Corning) entered into an agreement with us in March 1994 for the co-development of proprietary, polymer-based photochromic eyeglass lens material to be sold by Corning to manufacturers of ophthalmic lenses worldwide. Under this agreement, from March 1994 to February 1998, Corning financed our related research and development costs. This agreement also entitled us to royalty payments based on Corning’s net sales, if any, of ophthalmic products that contained materials developed in conjunction with us.
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
          In 1999, Corning launched its first photochromic plastic eyeglass lens product developed in collaboration with us, and we began receiving quarterly royalty payments under this agreement. The year 2008 was the ninth full year of royalties for us for this product, and we received approximately $581,000 in royalties.
Manufacturing
          On December 31, 1996, the Company acquired a 50,000-square foot pharmaceutical production facility located in Pessac, France from SmithKline. See ‘Item 4. Key Information — Description of Property.’ As part of the acquisition, Flamel employed forty-two experienced plant personnel and entered into a three-year toll manufacturing agreement with SmithKline for cimetidine formulations. The Company consistently met SmithKline’s production requirements through to the year 2005.
          In 2004, we built a new facility of 16,000 square feet for a total purchase price of $10.3 million. This new building included 8,600 square feet for the Medusa technology with a new cGMP pilot plant, extended synthesis capacity and increased capacity to manufacture qualification and phase III lots at 10% of the commercial batch size. This will support the production of polymer to meet the needs from projects such as FT-105, interferon-alpha, interleukin-2 and other future projects based on our Medusa technology. A further building of 2,900 square feet houses utilities and a warehouse.
          In 2005, we expanded our facilities in preparation for the manufacture of Coreg CR microparticles for GlaxoSmithKline as well as other Micropump-enabled formulations. The new facility comprises 6,800 square feet and includes the 4,600 remaining square feet from the 2004 expansion. The new Micropump facility was constructed at a cost of $8.2 million. See page F-13 of our consolidated financial statements.
          The Pessac facility provides the Company with the capability to manufacture its pharmaceutical products. The Company believes that the facility and its operations are in substantial compliance with current cGMP requirements, and the facility is approved by U.S. and European drug agencies for production of certain pharmaceutical products, including commercial quantities of the Company’s microencapsulated drugs. Such approval qualifies the Company to manufacture certain approved pharmaceutical products for sale in most countries in Europe and the U.S.
          In the past, in addition to production activities related to our core businesses, we were able to build on our capabilities and experience with GlaxoSmithKline and other pharmaceutical customers to engage in toll manufacturing for pharmaceutical partners. With its experienced workforce and cGMP operations, the Company performs clinical batch manufacturing and process scale-up services at the facilities and, up until the last quarter of 2005, performed toll manufacturing of solid dosage forms, and analytical services for contract customers. Our production site at Pessac has now been producing Coreg CR microparticles since the fourth quarter of 2006.
          We completed construction of a new facility, dedicated to Micropump process development in 2008. This new area can either be used for development or manufacturing work and was qualified in early 2008, increasing our capacity from two lines to three. This has been partially funded by our partner, GSK.

Patents and Proprietary Technology
          Patents and other proprietary rights are essential to our business. All of our contracts are dependent on our technology being patent protected. As a matter of policy we seek patent protection of our inventions and trademarks and also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position.
          Generally, we first file a patent application covering an invention in France and in the United States (provisional application). Within one year, we file a U.S. non provisional patent application for that invention together with an international patent application pursuant to the Patent Cooperation Treaty (PCT).
          In addition to seeking patent protection in the United States and France, to further protect the inventions that we consider important to the development of our business, from the PCT we will generally prosecute patent applications in Europe, Japan, Canada, and key foreign markets on a selective basis: therefore, in addition to the above-named countries, we also have patents granted or patent applications pending in a number of other countries, including Mexico, Brazil, China, India and South Korea.
          Since inception, we have been granted 338 patents. Among others, these include patents that relate to microencapsulated aspirin (Asacard), microencapsulated active principles (Micropump), methods of producing polyaminoacids for use in delivering proteins and peptides, nanoparticles of polyaminoacids (Medusa) for delivering proteins and peptides such as insulin (BASULIN®), interferon and interleukins.
          During 2008, we were granted twenty-seven new patents and filed for three new patent applications with the French Patent Office and for corresponding U.S. provisional patent applications. We have also filed three Patent Cooperation Treaty (PCT) extensions of cases first filed in 2007 and also filed for the corresponding direct U.S. non provisional patent applications.
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
Government Regulation
          The design, testing, manufacturing and marketing of certain new or substantially modified drugs, biological products or medical devices must be approved or cleared by regulatory agencies under applicable laws and regulations, the requirements of which may vary from country to country. This regulatory process is lengthy, expensive and uncertain. In the United States, the FDA regulates such products under various federal statutes, including the Federal Food, Drug, and Cosmetic Act (FDCA) and the Public Health Service Act. Similar requirements exist in the Member States of the European Union. There can be no assurance that we or our collaborative partners will be able to obtain such regulatory approvals or clearances on a timely basis, if at all, for any products under development. Delays in receipt or failure to receive such approvals or clearances, the revocation of previously received approvals or clearances, or failure to comply with existing or future regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.
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
          Regulatory approval, when and if obtained, may be limited in scope. In particular, regulatory approvals will restrict the marketing of a product to specific uses. Approved biological and other drugs, as well as their manufacturers, are subject to ongoing review (including requirements and restrictions related to record keeping and reporting, FDA approval of certain changes in manufacturing processes or product labeling, product promotion and advertising, and pharmacovigilance, which includes monitoring and reporting adverse reactions, maintaining safety measures, and conducting dossier reviews for marketing authorization renewal). Discovery of previously unknown problems with these products may result in restrictions on their manufacture, sale or use, or in their withdrawal from the market. Failure to comply with regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other actions affecting the commercial prospects of our pharmaceutical and biotechnology partners’ potential products or uses or products that incorporate our technologies. Any failure by our pharmaceutical and biotechnology partners to comply with current or new and changing regulatory obligations, and any failure to obtain and maintain, or any delay in obtaining, regulatory approvals, could materially adversely affect our business.
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

          Concurrent with pre-clinical studies and clinical trials, companies must continue to develop information about the properties of the drug product and finalize a process for manufacturing the product in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product, and the manufacturer must develop and validate methods for testing the quality, purity and potency of the final products. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product does not undergo unacceptable deterioration over its shelf-life.
Pre-Clinical Testing
          Once a biological or drug candidate is identified for development, the candidate enters the pre-clinical testing stage. This includes laboratory evaluation of product chemistry and formulation, as well as animal studies of pharmacology (mechanism of action, pharmacokinetics) and toxicology which may have to be conducted over lengthy periods of time, to assess the potential safety and efficacy of the product as formulated. Pre-clinical tests must be conducted in compliance with good laboratory practice regulations and the Animal Welfare Act and its regulations. Violations of these laws and regulations can, in some cases, lead to invalidation of the studies, requiring such studies to be replicated. In some cases, long-term pre-clinical studies are conducted while clinical studies are ongoing.
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
          European Union: The European equivalent to the IND is the Investigational Medicinal Product Dossier (IMPD) which likewise has to contain pharmaceutical, pre-clinical and, if existing, previous clinical information on the drug substance and product. An overall risk-benefit assessment critically analyzing the non-clinical and clinical data in relation to the potential risks and benefits of the proposed trial must also be included. The intended clinical trial must be submitted for authorization by the regulatory authority(ies) of each country where the trial is intended to be run prior to its commencement. The trial shall be conducted on the basis of the proposal as approved by an Ethics Committee(s) in each country (EU equivalent to IRBs) before the trial commences. Before submitting an application to the competent authority, the sponsor should obtain a unique EudraCT number from the EudraCT database.
Clinical Trials
          Typically, clinical testing involves the administration of the drug or biological product first to healthy human volunteers and then to patients with conditions needing treatment under the supervision of a qualified principal investigator, usually a physician, pursuant to an FDA-reviewed (via the IND submission) ‘protocol,’ or clinical plan. The protocol details matters such as a description of the condition to be treated, the objectives of the study, a description of the patient population eligible for the study and the parameters to be used to monitor safety and efficacy.
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
          The FDA monitors the progress of each clinical trial phase conducted under an IND and may, at its discretion, reevaluate, alter, suspend or terminate clinical trials at any point in this process for various reasons, including a finding that patients are being exposed to an unacceptable health risk or a determination that it is unethical to continue the study. The FDA can also request additional clinical trials be conducted as a condition to product approval. The IRB and sponsor also may order the temporary or permanent discontinuance of a clinical trial at any time for a variety of reasons, particularly if safety concerns arise. Such holds can cause substantial delay and in some cases may require abandonment of product development. These clinical studies must be conducted in conformance with the FDA’s bioresearch monitoring regulations and/or internationally recognized guidance (such as ICH, or International Conference on Harmonization).
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
          The FDA reviews all submitted NDAs and BLAs before it accepts them for filing (the U.S. prerequisite for dossier review). It may refuse to file the application and request additional information rather than accepting an application for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA or BLA to determine, among other things, whether a product is safe and effective for its intended use. As part of this review, the FDA may refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation. Recent changes to the FDCA create a strong presumption for advisory committee review for any drug containing an active ingredient not previously approved. The FDA is not bound by the recommendation of an advisory committee. Under the Prescription Drug User Fee Act (PDUFA), submission of an NDA or BLA with clinical data requires payment of a fee. In return, the FDA assigns a goal of 10 months from acceptance of the application to return of a first ‘complete response,’ in which the FDA may approve the product or request additional information. (Although PDUFA also provides for a six-month “priority review” process, we do not anticipate it applying to any of our products or our partners’ products.) There can be no assurance that an application will be approved within the performance goal timeframe established under PDUFA, if at all. If the FDA’s evaluation of the NDA or BLA is not favorable, the FDA usually will outline the deficiencies in the submission and request additional testing or information. Notwithstanding the submission of any requested additional information, or even in lieu of asking for additional information, the FDA may decide that the marketing application does not satisfy the regulatory criteria for approval and issue a complete response letter, communicating the agency’s decision not to approve the application.
          FDA approval of an NDA or BLA will be based, among other factors, on the agency’s review of the pre-clinical and clinical data submitted, a risk/benefit analysis of the product, and an evaluation of the manufacturing processes and facilities. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA has substantial discretion in the approval process and may disagree with an applicant’s interpretation of the data submitted in its NDA or BLA. Among the conditions for NDA or BLA approval is the requirement that each prospective manufacturer’s quality control and manufacturing procedures conform to cGMP standards and requirements. Manufacturing establishments often are subject to inspections prior to NDA or BLA approval to assure compliance with cGMPs and with manufacturing commitments made in the relevant marketing application.

Other Countries
          Whether or not FDA approval has been obtained, approval of a pharmaceutical product by regulatory authorities must be obtained in any other country prior to the commencement of marketing of the product in that country. The approval procedure may vary from country to country, can involve additional testing, and the time required may differ from that required for FDA approval. Under European Union legislation, product authorization is granted for an initial period of five years, and the authorization may subsequently be renewed for an unlimited period on the basis of a re-evaluation of the risk-benefit balance by the competent authorizing authority. Marketing authorization of drugs is according to either a centralized or decentralized procedure, generally depending on the nature and type of drug. Certain designated drugs may be authorized only in accordance with the centralized procedure by the European Commission following an opinion by the European Medicines Agency (EMEA). The centralized procedure is mandatory for pharmaceutical products developed by means of biotechnological processes (recombinant DNA, controlled expression of genes coding, hybridoma and monoclonal antibody methods), products containing new actives substances indicated for the treatment of AIDS, cancer, diabetes and neuro-degenerative diseases, orphan designated medicinal products and advanced therapy products. Other pharmaceutical products may be authorized in accordance with the centralized procedure where it is demonstrated that they contain new active substances or are demonstrated to have a significant therapeutic benefit, or where they constitute a scientific or technical innovation, or are in the interest of patients or animal health at Community level. Where authorization is in accordance with the decentralized procedure, approval is either by “mutual recognition,” whereby the authorization granted by the competent authorities of one Member States are recognized by the authorities of other Member States, or where the competent authorities of each Member State authorize a product on the basis of an identical dossier, with, one national authority taking care of the dossier intensively and coordinating activities. To the extent possible, clinical trials of our products are designed to develop a regulatory package sufficient for multi-country European Union approval.
          Regulatory approval of prices for certain drugs is required in France and in manyother countries outside the United States. In particular, many European countries make the reimbursement of a product within the national social security system conditional on the agreement by the seller not to sell the product above a fixed price in that country. Also common is the unilateral establishment of a reimbursement price by the national authorities, often accompanied by the inclusion of the product on a list of reimbursable products. Related pricing discussions and ultimate governmental approvals can take several months to years. Some countries require periodic pricing updates and renewals at intervals ranging from two to five years. Some countries also impose price freezes or obligatory price reductions. We cannot assure you that, if regulatory authorities establish lower prices for any product incorporating our technology in any one European country, this will not have the practical effect of requiring our collaborative partner correspondingly to reduce its prices in other European countries. We can offer no assurance that the resulting prices would be sufficient to generate an acceptable return on our investment in our products.
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

In addition, FDA could determine that the product is a biologic and subject to the jurisdiction of the Center for Biologic Evaluation and Research (CBER). In the European Union, drug combinations, that is, drug products containing 2 or more drug substances each of which has to contribute a proven advantage of therapy (e.g., synergism, less adverse reactions) and are subject to drug regulations like all others. Products combining drug substances or drugs with a device may be subject to device and/or drug regulations, or may be classified as medical devices, depending on the individual case.
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
          In the European Union, the marketing authorization of a medicinal product may be made conditional on the conduct of phase IV post-marketing studies. Failure to conduct these studies can lead to the imposition of substantial fines. Moreover, phase IV studies are often run by companies in order to obtain further information on product efficacy and positioning on the market in view of competitors.
Post-Marketing Obligations
          Any products manufactured and/or distributed pursuant to FDA approvals are subject to continuing regulation by the FDA, including recordkeeping requirements, reporting of adverse experiences with the product, submitting other periodic reports, drug sampling and distribution requirements, notifying the FDA and gaining its approval of certain manufacturing or labeling changes, complying with certain electronic records and signature requirements, submitting periodic reports to the FDA, maintaining and providing updated safety and efficacy information to the FDA, and complying with FDA promotion and advertising requirements.
          Drug and biologics manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and to list their products with the FDA. The FDA periodically inspects manufacturing facilities in the United States and abroad in order to assure compliance with the applicable cGMP regulations and other requirements. Facilities also are subject to inspections by other federal, foreign, state or local agencies. In complying with the cGMP regulations, manufacturers must continue to expend time, money and effort in recordkeeping and quality control to assure that the product meets applicable specifications and other post-marketing requirements. Failure of the Company or our licensees to comply with FDA’s cGMP regulations or other requirements could have a significant adverse effect on the Company’s business, financial condition and results of operations.
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
          The Food and Drug Administration Amendments Act of 2007 provides the FDA with expanded authority over drug products after approval. This legislation enhances the FDA’s authority with respect to post-marketing safety surveillance, including, among other things, the authority to require additional post-marketing studies or clinical trials, labeling changes as a result of safety findings, registering clinical trials, and making clinical trial results publicly available.

In the European Union, stringent pharmacovigilance regulations oblige companies to appoint a suitably qualified and experienced Qualified Person resident in the European Economic Area, prepare and submit to the competent authorities adverse event reports within specific time lines, prepare Periodic Safety Update Reports (PSURs) and provide other eventual supplementary information, report to authorities at regular intervals and take adequate safety measures agreed with regulatory agencies as necessary. Failure to undertake these obligations can lead to the imposition of substantial fines.
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
          Other Countries
          The marketing of medical devices in the EU is governed by a variety of EU legislative provisions, the application of which depends on the intended use and the classification of the device. Although medical devices are not subject to authorization by national authorities, manufacturers must ensure that the device complies with requirements with respect to design, safety, performance and manufacture. Devices are, in addition, often subject to existing or future national regulation on pricing and reimbursement, which varies from country to country.
          The manufacturer of a medical device cannot add a CE mark, which is a mandatory mark for certain products sold in the EU, to the device unless it is demonstrated to comply with the obligations concerning safety and performance requirements of the EU medical device legislation. In order to demonstrate compliance, the manufacturing facility and the medical device must undergo conformity assessment by a notified body. The nature of this assessment will depend on the class of the product. Once all the necessary conformity assessment tasks have been completed, the CE Mark may be affixed on the products concerned. Although member countries must accept for marketing medical devices bearing a CE Marking without imposing further requirements related to product safety and performance, national regulatory authorities who are required to enforce compliance with requirements of the EU medical device legislation may restrict, prohibit and recall CE Marked medical devices if it is demonstrated that they are unsafe. Member countries can impose additional requirements as long as they do not exceed the obligations provided for in EU medical device legislation or constitute technical barriers to trade. Within the European Union, premarket compliance for certain devices must be supported by clinical data of a type and to the extent set out by the European Union directives. When the CE mark has been placed on a medical device its manufacturer must comply with a strict vigilance system. This includes establishment of a vigilance reporting system in accordance with the Guidance provided by the European Commission, which is intended to ensure that reportable adverse events are reported to the competent authority, that information is collected and maintained and that regular reporting obligations are fulfilled.
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
          cGMP. Current Good Manufacturing Practices (cGMP) rules apply to the manufacturing of drugs and medical devices. Our manufacturing facilities and laboratories are subject to inspection and regulation by French regulatory authorities in accordance with applicable EU provisions governing cGMP and may also be subject to the United States’ and other countries’ regulatory agencies. Mutual recognition agreements for government inspections exist between the United States, the European Union, Canada, Australia and New Zealand.
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
Description of Property
          Our corporate headquarters and the research center are located in Venissieux, France (a suburb of Lyon) in six adjacent leased facilities totaling approximately 60,000 square feet. One building of approximately 13,000 square feet houses research laboratories, including equipment dedicated to polymer characterization and analytical research. The lease on this facility expired in February 2009 and has been renewed. A second facility comprising approximately 13,000 square feet houses equipment dedicated to our Micropump technology. We have renewed the lease on this facility which expires in 2015. The third and fourth facilities of approximately 10,000 square feet combined house our administrative offices. The leases on these facilities expire in 2010 and 2013. The fifth facility of approximately 6,800 square feet houses analytical laboratories and quality control, with a lease expiring at the end of 2013. The sixth facility of approximately 20,000 square feet houses a biological laboratory and research laboratories with equipment for organic synthesis and polymerization, polymer formulation and small scale processing. The lease on this facility expires end of 2014.
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
          In 2004, we built a new facility of 16,000 square feet on our existing site in Pessac for a total purchase price of $10.3 million. This new building included 8,600 square feet for the Medusa technology with a new cGMP pilot plant, extended synthesis capacity and increased capacity to manufacture qualification and phase III lots at 10% of the commercial batch size. This facility was successfully inspected by the French Agency (AFSAPPS) in June 2008 and recorded officially as a GMP excipient manufacturing facility. We directly own this facility.

          In 2006, we completed the expansion of our facilities at our site in Pessac in preparation for the manufacture of Coreg CR microparticles for GlaxoSmithKline as well as other Micropump enabled formulations. The new facility comprises 6,800 square feet and houses two suites of equipment, as well as a dedicated warehouse, analytical control laboratory and a technical area with air compressor units, refrigeration units for solvents, and heat boiler. The buildings associated with the new Micropump facility, which we own directly, were constructed at a cost of $8.2 million and has been manufacturing commercial quantities of the product since the fourth quarter of 2006. The facility is approved by U.S. and European drug agencies for production of certain pharmaceutical products, including commercial quantities of the Company’s microencapsulated drugs. Such approval qualifies the Company to manufacture certain approved pharmaceutical products for sale in most countries in Europe and the U.S.
          In the fourth quarter of 2006, we commenced the expansion of our Micropump Pilot Development facilities at our site in Pessac, increasing the available area by 14,300 square feet and renovating a further 4,500 square feet. This was completed in early 2008 for a total purchase price of $14.7 million of which a significant proportion was funded by our partner, GSK. The new facility houses administrative offices and process development areas which can be utilized for the production of both clinical and commercial batches, thus increasing our production capacity from two lines to three. We own the facility directly. We have three production lines operating by rotation on a 24- hour and 5 days a week basis.
               ITEM 4A. Unresolved Staff Comments
Not applicable
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
          Over the course of 2008 the Company has sought to diversify its revenue stream, through additional agreements with the top pharmaceutical companies across a diverse number of domains and on both new and marketed molecules. This diversification complements the activity and revenues generated by Coreg CR and commercialized by our partner GlaxoSmithKline (GSK). The diversification of the product, project and customer portfolio is critical to our ongoing success and our goal is to maintain a fairly steady number of externally funded feasibility programs in our pipeline to replace the programs that may be licensed or which do not move forward for further development.
          Throughout 2008, our scientists have been dedicated to executing the research programs signed with our partners. The majority of these programs are early stage and pre-clinical programs. Over the year we have signed an additional six agreements across both the Medusa and Micropump technology platforms that, along with those signed in 2007, have contributed to the increase in research and development revenues and represent additional financing of our research and development costs. We expect to maintain this strategy in the future and support programs that partners decide to pursue for development, while continuing to invest in internal research programs aimed at developing our next generation technology platforms.
          Operating expenses have declined significantly in 2008. This decrease has been driven by our commitment to closely control, monitor and prioritize SG&A and R&D expenditures and from the reduction in production cost in line with ongoing demand for Coreg CR microparticles from GSK. We will continue to maintain our aggressive approach to cost controls in the future. If feasibility agreements and projects advance to later stage development, increased investment in R&D is likely to be required, although this is expected to be in line with a corresponding increase in associated revenues. Non-cash expenses relative to FAS 123R — Stock Based Compensation, amounted to $8.3 million in 2008 compared with $12.0 million in 2007.

          Investment in property and equipment in 2008 has been limited to small equipment required to support our research and development activities.
          As in previous years, the majority of the Company’s expenses were incurred in Euros, since the Company’s base of operations is in France. However, a portion of revenues were, and will continue to be, denominated in U.S. dollars, see ‘Item 11. Quantitative and Qualitative Disclosures about Market Risk’. The Company’s functional currency is the Euro, whereas the reporting currency is the U.S. dollar. Conversion of the Company’s financial accounts to U.S. dollars for reporting purposes is calculated in accordance with the value of the Euro to the U.S. dollar. See ‘Item 3. Key Information — Exchange Rates. As such, the Financial Statements are translated as follows: (1) asset and liability accounts at year-end rates, (2) income statement accounts at weighted average exchange rates for the year (3) cash flow statement weighted average exchange rates for the year, and (4) shareholders’ equity accounts at historical rates. Consequently, the variation in the Euro relative to the U.S. dollar has an impact on the interpretation of the financial statements, which may differ from the underlying variations in the functional currency. For example, the strengthening of the Euro relative to the U.S. dollar has resulted in an 7.3% increase in the average value of the Euro relative to the US dollar between 2007 and 2008. Consequently, Euro denominated expenses have increased by an equivalent amount year on year simply as a result of the translation from Euros to U.S. dollars for reporting purposes. However, the closing value of the Euro relative to the U.S. dollar has decreased by 5.5% resulting in a corresponding decrease in amounts represented in the Balance Sheet as of December 31, 2008, compared with December 31 2007. The Company does not engage in substantial hedging activities with respect to the risk of exchange rate fluctuations, although it does, from time to time, purchase Euros against invoiced dollar receivables. There is no outstanding hedging agreement as of December 31, 2008.
          In certain instances we may compare expenses from one period to another in this Annual Report on Form 20-F using comparable currency exchange rates in order to assess our underlying performance before taking into account exchange fluctuations. To present this information, prior period expenses are converted into U.S. dollars at current year average exchange rates rather than exchange rates for the prior fiscal year. For example, if SG&A expenses were €13.8 million in each of fiscal year 2008 and fiscal year 2007, we would report $20.2 million of SG&A expenses in fiscal year 2008 (based on an exchange rate of 1€ = $1.47059, which was the average exchange rate in fiscal year 2008) and $18.9 million in fiscal year 2007 (based on an exchange rate of 1€ = $1.37064, which was the average exchange rate in fiscal year 2007). The comparable currency presentation would translate the fiscal 2007 expenses using the fiscal 2008 exchange rates and indicate that underlying expenses were flat rather than increasing by $1.3 million, as would be reported in the financial statements under U.S. GAAP. We use figures prepared on a comparable currency basis for internal analysis and communicate similarly externally, since we believe this appropriate in order to analyze variations in expenditure from one period to another. However, figures provided on a comparable currency basis are unaudited and are not measurements under U.S. GAAP.
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
          The Company has incurred substantial losses since its inception, and through December 31, 2008, had an accumulated deficit of approximately $160.2 million. Flamel expects to continue maintain its investment in its research and development activities while being vigilant in ensuring that investments are limited in non-core activities. Thus, there can be no assurance that the Company will not continue to incur losses in the short term. The Company intends to pursue the strategy adopted over the last eighteen months to maintain the pipeline of feasibility agreements. The pursuit of these agreements into full license and development agreements is dependent on decisions of our partners, which is subject to much uncertainty. We will continue to tightly control expenses and investments in non-critical areas, but if and when projects advance beyond the feasibility stage we expect research and development costs to increase. However, we intend for such increase to be largely financed by our partners or by public grants available to us to fund our own internal research.

Critical Accounting Policies
          Revenue Recognition
Revenue includes upfront licensing fees, milestone payments for R&D achievements, and reimbursements of research and development costs. Where agreements have more than one deliverable, a determination is made as to whether the license and R&D elements should be recognized separately or combined into a single unit of account in accordance with Emerging Issues Task Force Issue 00-21, Revenue Arrangements with Multiple Deliverables. In general, the different elements of these arrangements are recognized as one unit of accounting, as the Company does not have objective and verifiable evidence of the fair value of the undelivered items in the arrangement and because of the interrelated nature of license and R&D activities.
The Company uses a Multiple Attribution Model, referred to as the milestone-based method:
-	As milestones relate to discrete development steps (i.e. can be used by the co-development partners to decide whether to continue the development under the agreement), the Company views that milestone events have substance and represent the achievement of defined goals worthy of the payments. Therefore, milestone payments based on performance are recognized when the performance criteria are met and there are no further performance obligations.
-	Non-refundable technology access fees received from collaboration agreements that require the Company’s continuing involvement in the form of development efforts are recognized as revenue ratably over the development period.
-	Research and development work is compensated at a non-refundable hourly rate for a projected number of hours. Revenue on such agreements is recognized at the hourly rate for the number of hours worked as the research and development work is performed. Costs incurred under these contracts are considered costs in the period incurred. Payments received in advance of performance are recorded as deferred revenue and recognized in revenue as services are rendered.
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
          The Company receives financial support for various research and investment projects from governmental agencies. Revenue from conditional grants related to specific development projects is recognized as an offset to operating expenses when all conditions stated in the grant have been met and the funding has been received. Revenue from unconditional grants for research and development projects are recognized as an offset to research and development expense on a pro-rata basis over the duration of the program. Funding can be received to finance certain research and development projects which are repayable on commercial success of the project. In the absence of commercial success, the Company is released of its obligation to repay the funds and the funds are recognized in the Income Statement as ‘Other Income’.
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

Results of Operations
          Years Ended December 31, 2008, 2007 and 2006
          Operating Revenues
          The Company had total revenues of $38.6 million in 2008, $36.7 million in 2007 and $23.0 million in 2006.

Amounts in millions of U.S. Dollars		2006	2007	2008
LICENSE AND RESEARCH REVENUES		20.3	10.3	13.2

RESEARCH		13.4	5.5	9.4

Research	GSK Coreg CR	9.6	1.9	1.1
	Merck Serono			2.9
	Wyeth Pharmaceuticals		0.3	1.5
	RHEI Pharmaceuticals		0.1	0.1
	Undisclosed Partners	3.8	3.2	3.8

LICENSES		6.9	4.8	3.8

Up Front Payment	GSK Coreg CR	0.2
	Merck-Serono			2.5
	Wyeth Pharmaceuticals		0.2	0.6
	RHEI Pharmaceuticals		0.2
	Undisclosed Partners	0.7	0.4

Milestones	GSK Coreg CR	6.0	4.0
	Merck Serono			0.7

TOTAL		20.3	10.3	13.2

	GSK Coreg CR	15.8	5.9	1.1
	Merck Serono			6.1
	Wyeth Pharmaceuticals		0.5	2.1
	RHEI Pharmaceuticals		0.3	0.1
	Undisclosed Partners	4.5	3.6	3.8
          In 2008, license and research revenue from the Company’s various partners totalled $13.2 million. License and research revenue in 2007 and 2006 totalled $10.3 million and $20.3 million, respectively. In 2008, research and development revenue totalled $9.4 million and license revenue totalled $3.8 million. In 2007, research and development revenue totalled $5.5 million and license revenue totalled $4.8 million. License and research revenues in 2008 have increased substantially compared with 2007 as a result of the execution of additional feasibility agreements and the pursuit of our programs signed with Merck Serono and Wyeth Pharmaceuticals.
          Research and development revenues in 2008 consisted primarily of $2.9 million from Merck Serono, $1.5 million from Wyeth Pharmaceuticals, $1.2 million from GSK and $3.7 million from undisclosed partners. Research and development revenues in 2007 consisted primarily of $1.9 million from GSK, and $3.2 million from undisclosed partners. Research and development revenues in 2006 consisted primarily of $9.6 million from GSK, and $3.8 million from undisclosed partners.
          License revenues in 2008 consisted primarily of $3.2 million from Merck Serono (of which $2.5 million represents amortization of up-front payments) and $0.6 million from Wyeth Pharmaceuticals (amortization of up-font payment). License revenues in 2007 consisted primarily of $4.0 million from GSK following the achievement of specific milestones. License revenue in 2006 consisted primarily of $6.2 million from GSK (of which $0.2 million represents amortization of up-front payments).

          In 2008, product sales and services revenues totaled $13.5 million, $19.8 million in 2007 and $2.1 million in 2006, all of which relate to the sale of Coreg CR microparticles to GSK. Revenues from the sale of Coreg CR microparticles are determined on a cost plus basis, in accordance with the Supply agreement.
          Other revenues of $11.8 million and $6.6 million in 2007 consisted primarily of royalties from GSK related to the sale of Coreg CR and to a lesser extent royalties from Corning related to the sale of photochromic lenses, incorporating Flamel’s technology. Other revenues of $0.7 million in 2006 consisted primarily of royalties from Corning.
          Operating Expenses
          The Company had total costs and expenses of $58.8 million in 2008, $77.5 million in 2007 and $61.9 million in 2006.
          In 2008, research and development costs represented the most significant operating expenses of the Company. These totaled $36.2 million in 2008, $43.6 million in 2007 and $38.2 million in 2006. At comparable exchange rates research and development costs decreased by $10.5 million in 2008 compared with 2007. The reduction in research and development expenses is due to the nature of research and development activities conducted in 2008. In 2007, the Company conducted three clinical trials, one of which was financed by an external partner. In 2008, research and development activities have been dedicated to early stage and pre-clinical projects. While the Company funds certain pre-clinical activities, the increase in feasibility agreements conducted with external partners has resulted in an increased volume of pre-clinical studies being financed by partners or sponsored directly by partners. In addition, the strict control and prioritizing of expenditures has equally contributed to the reduction in research and development costs. Research and Development costs include FAS 123R Stock based compensation expense of $ $4.1 million in 2008, $5.7 million in 2007 and $3.9 million in 2006.
          The number of employees dedicated to research and development activities has remained stable over the last three years and the Company directly invested $1.8 million on pre-clinical studies in 2008, representing a reduction of $4.6 million compared with 2007 and a reduction of $5.3 million at comparable exchange rates.
          Costs of products and services sold were $9.6 million, $17.3 million in 2007 and $6.3 million in 2006. These costs include direct and indirect labor, materials, outside services and overhead costs relevant to contract manufacturing provided to third parties at the Pessac facility. Since 2006 these costs have related to the supply of commercial quantities of microparticles of CoregCR to GSK and the availability of relevant production capacity. The fluctuation in costs year-to-year is the result of the buildup in production capacity in 2006, as we focused on preparing and qualifying our facilities at the beginning of 2006 and supplying of commercial quantities of the product for GSK at the end of the year. In 2007, costs associated with the supply of product to GSK increased in line with expected uptake of the product on launch. In 2008, costs declined in line with ongoing demand for the product.
          Selling, general and administrative (SG&A) expenses, amounted to $12.9 million in 2008, $16.6 million in 2007 and $17.4 million in 2006. SG&A expenses included FAS 123R stock based compensation expense of $3.7 million in 2008, $5.8 million in 2007 and $5.9 million in 2006. The reduction in FAS 123R stock based compensation expense results from the forfeiture of non-vested stock compensation subsequent to employee departures and a reduction in the share price. SG&A expenses in 2008 have decreased by $4.9 million at comparable exchange rates compared with 2007, a decrease in excess of 25%. This reduction is driven by ongoing efforts to tightly control expenses on non-core activities, the reduction in FAS 123R stock based compensation expense and the reversal of a provision for risk on social charges on stock options, accrued in 2005. In 2006, SG&A expenses included one-off costs associated with the due diligence activities performed to implement Sarbanes Oxley Section 404 compliance regarding management’s assessment of internal controls and procedures.

          Non-Operating Items
          Interest income and realized gains on the sale of monetary SICAVs (Sociétés d’Investissement à Capital Variable) were $1.4 million in 2008, $1.7 million in 2007 and $2.0 million in 2006. The decrease in interest income in 2008 results from the reduction in average cash balances invested year-to-year. The reduction in bank base rates has had limited impact on interest income in 2008, but is expected to reduce interest income in the future. Interest expense was $18,000 in 2008, $16,000 in 2007 and $35,000 in 2006 and is primarily related to the interest applicable to the Company’s equipment leases. Interest expense is likely to increase in the future as a result of interest payable on the advance received from Oseo, a French government agency, and secured against future research tax credits (see Note 11.1 to the Consolidated Financial Statements).
          Foreign exchange gain for 2008 was $3,000 compared with a loss of $0.5 million in 2007 and $0.6 million in 2006. These exchange gains and losses are generated by transactions denominated in foreign currency and in particular revenues denominated in USD. The variation in foreign exchange gain/loss results from the volume of operations in foreign currency and the variation in exchange rates during the year.
          Other income in 2008 consisted of a number of miscellaneous items as is the case in 2007 and 2006.
          The French government provides tax credits to companies for innovative research and development. Up until fiscal year 2007, the tax credit was calculated on both the annual increase in spending and the annual volume of spending on innovative research and development. Since fiscal year 2008, the tax credit is calculated solely on the basis of annual spending on innovative research and development at a rate of 30%. This change in legislation has benefited the Company. Income tax benefits correspond to these French research tax credits, which are credited against income taxes payable in each of the four years after being incurred or, if not utilized, are recoverable in cash. As of December 31, 2008, Flamel had total research tax credits receivables of $16.0 million. In 2008, the Company has obtained an advance secured against the tax credits generated in 2005, 2006 and 2007 for a total of $8.0 million which would normally have been received as cash payments of $5.1 million in 2009, $2.5 million in 2010 and $2.4 million in 2011. The Company earned a research and development credit of $7.0 million in 2008, $2.3 million in 2007 and $2.1 million in 2006. The significant increase in the credit earned in 2008 is largely as a result of the change in tax legislation.
          The research tax credit was offset by withholding tax of $0.5 million in 2008 and $0.6 million in 2007 incurred on royalty revenues received from GSK in accordance with the license agreement.
          As of December 31, 2008, the Company had $135.8 million in French net operating loss carry-forwards. The above carry-forwards can be utilized against future operating income indefinitely.
          Net Income/Loss
          For the year ended December 31, 2008 the Company reported a net loss of $12.1 million or ($0.50) per share. For the year ended December 31, 2007 the Company reported a net loss of $37.7 million or ($1.57) per share. For the year ended December 31, 2006 the Company reported a net loss of $35.2 million or ($1.48) per share.
Liquidity and Capital Resources
On December 31, 2008 the Company had $27.0 million in cash and cash equivalents and $10.1 million in marketable securities, as compared to $26.3 million in cash and cash equivalents and $14.7 million in marketable securities on December 31, 2007 and $51.8 million in cash and cash equivalents and $10.9 million in marketable securities on December 31, 2006. The reduction in the level of cash and cash equivalents and marketable securities is a result of cash used during the year to finance operating activities, offset by the advance received from Oseo against research and development tax credits.

Net cash used in operating activities was ($7.5) million as of December 31, 2008, ($19.2) million as of December 31, 2007 and ($29.8) million as of December 31, 2006. As of December 31, 2008 net cash used in operating activities reflected a net loss of $12.1 million offset by non-cash expenses totaling $15.5 million, including $7.2 million from depreciation of property and equipment and $8.3 million relative to stock compensation expense. The decrease in net cash used for operating activities compared with the period ended December 31, 2007 is principally as a result of the significant improvement in net loss, offset by the variation in working capital, resulting in cash utilization of $9.3 million in 2008 compared with cash provided of $1.9 million in 2007. In 2007 the variation in working capital was driven by a reduction in inventory as inventory levels were brought in line with ongoing demand at the end of 2007 and a reduction in accounts receivables due to prompt customer payment. In addition, in December 2007 the Company received an upfront payment of $2.7 million from Merck-Serono, resulting in an increase in deferred revenue. In 2008, the increase in the number of feasibility agreements has resulted in a corresponding increase in accounts receivable, while inventory, prepaid expenses and accounts payable have remained stable year on year:
          Net cash provided by investing activities was $0.9 million in 2008 and included proceeds from the sale of marketable securities for $75.2 million and purchase of marketable securities for $70.8 million. A total of $3.5 million has been investment in property and equipment in 2008, for the purchase of small equipment to support research and development activities. In the absence of major projects to expand facilities and equipment to meet future production or research and development requirements, as witnessed since 2004, the level of investment in 2008 is deemed appropriate to support ongoing activities. Net cash used by investing activities in 2007 amounted to ($13.2) million and the Company invested $11.3 million in the purchase of property and equipment to increase production capacity from two production lines to three. Net cash provided by investing activities amounted to $72.7 million in 2006 resulting from the transfer of certain investments from marketable securities to Short Term Fixed Deposits in order to benefit from favorable interest rates.
          Net cash provided by financing activities was $8.9 million in 2008 and included an advance of $8.5 million from Oseo secured against future research and development tax credits. In 2007, net cash provided by financing activities amounted to $3.0 million in 2007 and included $2.1 million received from GSK to sponsor part of the extension of existing facilities to increase production capacity from two lines to three and $0.8 million of conditional and unconditional grants received from government agencies. In 2006, net cash provided by financing activities of $5.5 million included $5.0 million received from GSK to sponsor part of the extension of existing facilities to increase production capacity from two lines to three, less $2.1 million used to invest in equipment on behalf of GSK, and $2.6 million resulting from the exercise of warrants by directors and the exercise of options by employees.
     Since its inception, the Company’s operations have consumed substantial amounts of cash and are expected to continue to do so in the short term. The Company believes that ongoing research and product development programs are adequately funded for the next year and believe current working capital to be sufficient for the Company’s present requirements. The Company also believes current financial resources and cash from various grants, royalty payments and licenses will be sufficient to meet the Company’s cash requirements in the near future. We believe the Company to have sufficient funds to finance operations and cash requirements for at least the next twelve months.
     As of December 31, 2008, the Company held marketable securities classified as available-for-sale and recorded at fair value. Total marketable securities totaled $10.0 million at December 31, 2008 and $14.7 million at December 31, 2007.
     As of December 31, 2008, the Company had loans of $1.0 million from Anvar, an agency of the French government that provides financing to french companies for research and development and $2.2 million advance from the French Ministry of Industry for a ‘Proteozome’ research project. These loans do not bear interest and are repayable only in the event that the research is successful technically or commercially. (See Note 13 to the Consolidated Financial Statements).
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
     Upon cessation of the supply agreement, in the normal course, GSK will pass title to all production equipment to Flamel without cost of any kind. The supply agreement has been extended for a further two and half years.
     As of December 31, 2006, Flamel had received all amounts payable by GSK under the agreement as detailed above. A total of $8.2 million has been spent on the acquisition of buildings and fixtures and a total of $11.1 million has been spent on behalf of GSK for the purchase of production equipment. All funds received for completion of the manufacturing area have been used to purchase both equipment and facilities prior to December 31, 2006. The funds received from GSK to finance the acquisition of assets owned by Flamel are classified as a current liability for $0.8 million and as a long term liability for $5.9 million. The total liability is being amortized on a pro-rata basis over the expected life of the related assets and reflected as an offset of the depreciation of the related assets.
     In July, 2006, the supply agreement was supplemented by an agreement with GSK to partly sponsor the expansion of facilities at Pessac from two lines to three in anticipation of an expected increase in demand for the product. The provisions of the agreement include payments to Flamel of $8.1 million to partially support the acquisition of equipment, building and fixtures on which Flamel will have immediate title. GSK will have exclusive use of part of the facilities in order to meet demand requirements for a period of time. As of December 31, 2007, all installments due under the agreement were received and are classified as a current liability for $1.0 million and as a long term liability for $5.6 million. The liability will be amortized on a pro-rata basis over the expected life of the assets and proportionally based on funding received compared with the total value of the related assets. and reflected as an offset of the depreciation of the related assets.
     In December 2008, the Company obtained an advance from OSEO, a governmental agency supporting innovation, for $8.0 million secured against research tax credits due to the company by the tax authorities for expenditure incurred in 2005, 2006 and 2007. Two advances have been obtained. The first amounts to $4,3 million and is secured against the research tax credit from 2005 amounting to $5,1 million. The advance matures in one year and bears interest at the monthly average of the Euro Interbank Offered Rate (EURIBOR) plus 0.8%. The second amounts to $3.7 million and is secured against the research tax credits from 2006 and 2007 totaling $4.9 million. This advance matures in two years, with a possibility to renew the financing. The funding is classified as a short term liability for $4.3 million and as a long term liability for $3.7 million.
          The contractual cash obligations of the Company are as follows:

	Payments Due Per Period
		Less than	1 to 3	3 to 5	More than
(in thousands of U.S.)	Total	1 year	years	years	5 years
Long-Term Debt Obligations (see Note 13)	$2,953	$684	$1,729	$540	—
Capital Lease Obligations (see Note 14)	$188	$82	$82	$25	—
Operating Leases Obligations (see Note 20.2)	$4,523	$1,106	$1,859	$1,202	$356
Other Long-Term Liabilities reflected on the Registrant’s Balance Sheet under GAAP (see Note 18)	$1,576	$29	$135	$423	$989

Total Contractual Cash Obligations	$9,240	$1,901	$3,805	$2,190	$1,345
          Future interest payments included in capital lease obligations amount to a total of $24,000.
Off-Balance Sheet Arrangements
          As of December 31, 2008, the Company has no off-balance sheet arrangements.

ITEM 6. Directors, Senior Management and Employees
          Directors and Senior Management
          The following table sets forth the name and position of the directors of the Registrant as of December 31, 2008.

		Year of
		Initial
Name	Position	Appointment
Elie Vannier (1) (2)	Non-Executive Chairman of the Board of Directors	2005

Dr; Frank J.T Fildes (2) (4)	Director	2008
Frédéric Lemoine (2) (3)	Director	2005

Lodewijk J.R. de Vink (1) (3)	Director	2006
John L. Vogelstein(1) (3)	Director	2005
Stephen H. Willard (5)	Chief Executive Officer and Director	2000

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Member of the Nominating and Corporate Governance Committee

(4)	Nominated in February 2008 in replacement of Cor Boonstra

(5)	Appointed as a Director in 2001
          The following table sets forth the name and position of the executive officers and senior managers of the Registrant for the year ended December 31, 2008.

		Year of
		Initial
Name	Position	Appointment
Michel Finance (6)	Executive Vice President and Chief Financial Officer	2005
Rafael Jorda	Executive Vice President and Chief Operating Officer	1991
Jeffery S. Vick	Chief Business Officer	2009
Christian Kalita	Directeur Général Délégué Pharmacien Responsable (Chief Pharmacist)	2005

Yves Bourboulou	Industrial Director	2005
Martine Capelle	Human Resources Director	2006
Catherine Castan	Director of R&D Micropump	1992
You Ping Chan	Director of Chemistry Department	1992
Siân Crouzet	Principal Financial Officer	2005
Roger Kravtzoff	Preclinical and Early Clinical Development Director	2002
Nigel McWilliam	Director of Business Development	2005
Rémi Meyrueix	Director of Physico-Chemistry	1990
Charles Mosseri-Marlio	Director of Strategic Planning and Investor Relations	2004
Raphaëlle Portella	Legal Counsel, France	2006
David Weber	Supply Chain Director	2004

(6)	On March 3, 2008 Michel Finance ceased serving in the role of Chief Financial Officer
          The term of office of each of the directors expires at the year 2009 ordinary shareholders meeting. With the exception of Mr. Willard, our Chief Executive Officer, all of the directors are independent as defined in NASDAQ Marketplace Rule 5605 (a)(2).

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
          The Board of Directors reviews and monitors Flamel’s economic, financial and technical strategies. In addition, under French law, the Board of Directors prepares and presents the year-end French statutory accounts of the Company to the shareholders and convenes shareholders’ meetings. French law provides that the Board of Directors be composed of no fewer than three and not more than 18 members, each of whom must be a shareholder of the Company. The actual number of directors must be within such limits and may be provided for in the statuts, our bylaws, or determined by the shareholders at the annual general meeting of shareholders. The number of directors may be increased or decreased only by decision of the shareholders. No more than a third of directors may be over the age of seventy.
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
          The Company’s Board of Directors currently consists of six members, five of whom are outside directors and whom we believe bring broad experience to Flamel:
•	Elie Vannier, Chairman of the Board of Directors of the Company, Group Managing Director of WALLY and former Chief Operating Officer of GrandVision SA, Director of Ingénico, Famar, Conbipel and Compagnie Generale de Téléphonie,

•	Frank Fildes, former Senior Vice President: Head of Global Development for AstraZeneca, PLC, Director of ProStrakan Group PLC and Fildes Partners Ltd, and a Fellow of the Royal Society of Medicine and the Royal Society of Chemistry.

•	Frédéric Lemoine, Chief Executive Officer of Wendel, former Chairman of the Supervisory Board of Areva, former Deputy General Secretary of Economic Affairs to President Jacques Chirac of France, Chairman of the Supervisory Board of Bureau Veritas, Director of Groupama SA, Legrand and Saint Gobain, Censor to the Supervisory Board of Générale de Santé,

•	Lodewijk J.R. de Vink, former President of Schering Plough International, former Chairman and Chief Executive Officer of Warner Lambert, Inc., Director of Alcon, Roche, and member of the International Advisory Board of Sotheby’s and Member of the European Advisory Council of Rothschild; and,

•	John L. Vogelstein, who is Senior Advisor of Warburg Pincus, former President of Warburg Pincus and current Director of Mattel, Inc.
          Board Practices
          Non-Executive Directors of the Company receive fees for their services and are entitled to subscribe for warrants (as described in Note 16.3 to our Consolidated Financial Statements). Directors’ fees and warrants are proposed by the Board of Directors and are submitted for the approval of shareholders at the annual general shareholders’ meeting. Non-Executive directors are reimbursed, upon request, for expenses incurred in attending Board meetings. Upon termination, no benefits are provided to non-executive directors.

          All directors are elected by the shareholders at each ordinary shareholder’s meeting approving the annual French statutory accounts of the Company. A quorum of the Board consists of one-half of the members of the Board of Directors, and actions are generally approved by a vote of the majority of the members present or represented by other members of the Board of Directors. The Chairman of the Board does not have the ability to cast a deciding vote in the event of a tie vote. A director may give a proxy to another director, but a director cannot represent more than one other director at any particular meeting. Members of the Board of Directors represented by another member at meetings do not count for purposes of determining the existence of a quorum.
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
          The Board has a Compensation Committee comprised of solely independent directors, namely Lodewijk J.R. de Vink (Chairman of the Committee), John L. Vogelstein and Elie Vannier. The Compensation Committee makes recommendations to the Board on the compensation of the executive officers of the Company, including the Chief Executive Officer. The Board makes the final decisions on compensation. The Board has an Audit Committee comprised of solely independent directors, namely Frédéric Lemoine (Chairman of the Committee), Frank J.T.Fildes and Elie Vannier. The Audit Committee recommends to the Board the selection of Flamel’s independent auditors and reviews the findings of the auditors and operates in accordance with the Audit Committee Charter, which is reviewed annually. The Board has a Nominating and Corporate Governance Committee, composed of solely independent directors, namely John L.Vogelstein (Chairman of the Committee), Frédéric Lemoine and Lodewijk J.R. de Vink. Each of the Compensation Committee, Audit Committee, and Nominating and Corporate Governance Committee has a written charter. The Audit Committee Charter outlines the roles and responsibilities of the Audit Committee which includes appointment, compensation and oversight of the work of any registered public accounting firm employed by the Company and review of all related party transactions. The Audit Committee also assists the Board in oversight of: (1) the integrity of the financial statements of the Company; (2) the adequacy of the Company’s system of internal controls; (3) compliance by the Company with legal and regulatory requirements; (4) the qualifications and independence of the Company’s independent auditors; and (5) the performance of the Company’s independent and internal auditors. The Company also has an informal Scientific Advisory Board.
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
          Compensation of Directors and Officers
          During 2008, the amount of compensation paid or accrued for the benefit of executive officers of the Company and its subsidiaries for services in all capacities was $866,506 for Stephen H. Willard. In the event of termination of employment of Mr Willard by the Company, other than for gross misconduct, Mr. Willard is entitled to receive an amount of $500,000. Executive directors do not receive compensation for their service in that capacity.
On June 3, 2008, a shareholders’ meeting approved a total amount of annual attendance fees to be allocated to the Board of 325,000 Euros, all of which was subsequently distributed. For the fiscal year 2008 a total amount of 332,083 Euros ($488,358) was paid or accrued for the benefit of non-executives for their services in that capacity.

          Senior Management and Executive Officers
The Company’s senior management includes the following individuals:
Stephen H. Willard is our Chief Executive Officer and also serves on our Board of Directors. Prior to being asked to serve in his present capacity by the Board of Directors in June of 2005, Mr. Willard was Flamel’s Chief Financial Officer and General Counsel. Immediately prior to joining us in August, 2000, Mr. Willard was employed as a vice president of Biovail, a pharmaceutical company. He also worked as an investment banker at Credit Suisse First Boston and as an attorney with Gibson, Dunn & Crutcher LLP and Shearman & Sterling LLP. He is a graduate of Yale Law School (1985) and Williams College (1982). He is a Director of E-Trade Financial Corporation.
Rafael Jorda is our Chief Operating Officer and Executive Vice President. Mr. Jorda joined us in 1991 and specializes in chemical engineering and in the structure-property relationships of materials. From 1986 to 1990, he worked as a research and development scientist on controlled-released and biopolymers at Rhone-Poulenc.
Jeffery Vick is our Chief Business Officer. Mr. Vick has more than 20 years experience in the business and research side of the biotechnology industry in both Europe and the US. Prior to joining Flamel, Mr. Vick was Chief Executive Officer of Silence Therapeutics. Mr Vick previously held senior management positions with Centelion SAS, a wholly-owned subsidiary of Aventis, Genset SA, Cytovia, Inc, and DepoTech Corporation and worked with Sanderling Venture Capital for two years. Mr Vick holds an MBA from Stanford, an MS Chemistry from the University of California, San Diego, and a BS Chemistry from the University of Virginia.
Christian Kalita is our Chief Pharmacist and Director of Quality Assurance and Regulatory Affairs . Mr Kalita worked previously at Skye Pharma as Director of Quality for Europe. He also worked from 1990 to 2000 for Merck Lipha and Merck generics in different roles as Chief Pharmacist, head of quality control management and Head of Industrial Affairs.
Yves Bourboulou is our Technical Director and Pessac Plant Director. He worked previously as Plant manager at Pharmacia and Fresenius Kabi. He previously held various senior pharmaceutical positions including as Quality assurance Director and Chief Pharmacist. He has more than 20 years experience in pharmaceutical production; quality and development.
Martine Capelle is our Human Resources Director and joined us in 2006. She previously worked for the Danone group for 15 years in different Human Resource functions and roles and prior to that she worked as Human Relations manager for two automobile plants. She is a graduate of Lyon Human Sciences University.
Catherine Castan is our Galenic Department Director. Mrs. Castan joined us in 1992 after having spent four years at Sanofi Recherche. She is a graduate of Ecole Nationale Supérieure de Chimie de Montpellier and has a PHD in polymer chemistry, applied in drug delivery.
You-Ping Chan is our Chemistry Department Director. Mr. Chan received his Ph. D in Chemistry from Université Louis Pasteur, Strasbourg in 1990. After spending a year as a post-doctoral associate at the Massachusetts Institute of Technology, he joined us in 1992 as a researcher in polymer science. He currently manages research and development in the field of biocompatible polymers for drug delivery and heads the analytical research group.
Siân Crouzet was nominated as our Principal Financial Officer on March 3, 2008. Mrs. Crouzet previously worked as Financial Controller France for McCormick & Company Inc. She also worked five years as an external auditor with Ernst and Young. She is a UK Chartered Accountant and a graduate of Bradford University.
Roger Kravtzoff is our Pharmaceutical Development Director. Mr. Kravtzoff received his Doctorat-es Sciences in Biochemistry from Tours University (France ) in 1988 and has a broad expertise in drug delivery system. In 1985, he joined Centre Regional de Transfusion Sanguine as a research engineer, and in 1991, he became a scientist associate director in a subsidiary of the French National Blood Center, Novacell. He joined Biovector Therapeutics in 1993 and worked as a Project Director. He joined us in June 2002 and is currently managing our pre-clinical and clinical development regulatory affairs.
Nigel McWilliam is our Director of Business Development. Mr. McWilliam has a Bachelors degree in Science from the University of Dundee. He spent almost 20 years with Dow Corning Corporation’s Health Care Businesses in commercial positions in Europe and the U.S.. In 1993 he became President of Leiras Inc., the U.S. subsidiary of a Finnish pharmaceutical company (now part of Bayer-Schering, AG).

In 1996 he was appointed CEO of Veos Ltd., then a privately held female health company, which he helped to take public on London’s AIM market in 1999. Nigel moved back to the U.S. to take the position of Senior V.P. Business Development at SkyePharma in 2000. Nigel joined Flamel as Director of Business Development in Flamel’s Washington office in August 2005.
Rémi Meyrueix is our Director of Physico-Chemistry. Mr. Meyrueix holds the degree of engineer in physics and a doctoral thesis in physics, which he received from the Polytechnic Institute of Grenoble in 1977 and 1980, respectively. He worked at Rhone Poulenc from 1982 to 1990 and joined us in early 1991 as a research engineer. He is now managing the Nanotechnology platform in Venissieux, France.
Charles Mosseri-Marlio is our Director of Strategic Planning and Investor Relations, having previously served as Associate General Counsel. Mr. Mosseri-Marlio joined us in 2004 after working as a portfolio manager of Baldwin Brothers, Inc, a U.S. Investment Advisory firm. Mr. Mosseri-Marlio received his JD in 1994 from the University of Colorado.
Raphaëlle Portella is our French Legal in-house Counsel and joined us in April 2006. Mrs. Portella previously worked as Head of the Corporate and Business Law Department for ADIA (Adecco Group) for almost 10 years. She graduated from Lyon University with a master (DESS) in Business Law.
David Weber is our Supply Chain Director. He has more than ten years experience in purchasing and operations management at various international companies including Garrett (Honeywell group) and Isringhausen. Before joining us he was Vice President and Cofounder of Pertinence Data Intelligence.
          Options to Purchase Securities from the Company
          On June 3, 2008 the shareholders of the Company authorized the issuance of up to 250,000 warrants reserved to a category of beneficiaries comprising the Directors of the Company who are not officers and/or employees of the Company, including the Chairman, of which 250,000 have been subscribed for.
          On June 3, 2008 the Board of Directors authorized the Directors of the Company, Mssrs., de Vink, Fildes, Lemoine, Vannier and Vogelstein, to subscribe to 50,000 warrants each for a subscription price of 0.91 Euros per warrant ($1.42)2. Each warrant is exercisable to purchase one Share at a price of 6.57 Euros ($10.20)2.
          On June 3, 2008 the shareholders of the Company authorized the issuance of new shares which authorizes the Board of Directors to award and issue up to 200,000 shares free to officers and employees of the company as compensation for services rendered. Under the terms of the awards the shares are definitively owned by the beneficiaries two years following their allocation and the beneficiaries are required to retain the shares for a further two years.

(2)	Historical value at date of grant

Free Share Awards Granted and Warrants Subscribed from January 1, 2008 to April 30, 2009

			Exercise	Exercise		Free
		Stock	Price in	Price in		Share
	Warrants	Options	Euros €	USD $[2]	Expiration	Awards
Vannier	50,000		6.57	10.20	June 2012
De Vink	50,000		6.57	10.20	June 2012
Fildes	50,000		6.57	10.20	June 2012
Lemoine	50,000		6.57	10.20	June 2012
Vogelstein	50,000		6.57	10.20	June 2012

Autant						2,500
Bardet						2,500
Borel						2,500
Bourboulou						7,000

Capelle						5,000
Castan						5,000
Chan						5,000
Commaret						2,500
Constancis						2,500
Crouzet						7,750
Durning						2,500
Fernandez						5,000
Franoux						3,000
Gorria						2,500

Jorda		50,000	4.03	5.17	December 2018	35,000
Kalita						7,000
Kravtzoff						7,500
Lemercier						2,500
Marlio						5,000
McWilliam						5,000
Meyrueix						5,000
Nicolas						2,500
Portella						3,000
Prevot						2,500
Vialas						2,500
Vick		100,000	4.03	5.17	December 2018	25,000
Weber						3,000
Willard		75,000	4.03	5.17	December 2018	65,000

(2)	Historical value at date of grant

Employees
          As of December 31, 2008, Flamel had 284 full-time employees. The following table sets forth the number of employees for each of the last three years based in their principal geographic locations.

		Employees
	Venissieux (1)	Pessac (2)	U.S. (3)	Total
Year End
2006	128	174	4	306
2007	130	168	4	302
2008	130	151	3	284

(1)	Primarily engaged in research activities

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
          Share Ownership
          The following table sets forth the share ownership of directors, executive officers and senior managers as of the date indicated:
OWNERSHIP OF SHARES AS OF APRIL 30, 2009

						Exercise	Exercise
			% of Ordinary			Price in	Price in USD
	Shares		Shares		Number of	Euros	(2)		Free Share		Total
Name	Owned		Outstanding	Warrants	Options	€	$	Expiration	Awards	Total	%
Vannier		1	0.00%	25,000		14.6	18.48	June 2009
				25,000		20.54	27.83	May 2010
				50,000		6.57	10.20	June 2012		100,001	0.36%
De Vink		1	0.00%	25,000		14.6	18.48	June 2009
				25,000		20.54	27.83	May 2010
				50,000		6.57	10.20	June 2012		100,001	0.36%
Fildes		1	0.00%	50,000		6.57	10.20	June 2012		50,001	0.18%
Lemoine		1	0.00%	25,000		14.6	18.48	June 2009
				25,000		20.54	27.83	May 2010
				50,000		6.57	10.20	June 2012		100,001	0.36%
Vogelstein	100,001		0.41%	25,000		14.6	18.48	June 2009
				25,000		20.54	27.83	May 2010
				50,000		6.57	10.20	June 2012		200,001	0.72%
Willard	60,001		0.25%		40,000	7.58	4.99	September 2010
					40,000	6.4	5.73	December 2010
					25,000	6.4	5.73	December 2010
					30,000	1.09	0.99	September 2011
					195,000	2.33	2.04	March 2012
					200,000	4.32	4.62	March 2013
					100,000	20.81	25.27	December 2013
					150,000	14.81	19.70	December 2014
					100,000	16.23	19.35	December 2015
					100,000	25.39	33.46	December 2016
					75,000	4.03	5.17	December 2018	65,000	1,180,001	4.22%

(2)	Historical value at date of grant

OWNERSHIP OF SHARES AS OF APRIL 30, 2009 continued

					Exercise	Exercise
		% of Ordinary			Price in	Price in USD
	Shares	Shares		Number of	Euros	(2)		Free Share		Total
Name	Owned	Outstanding	Warrants	Options	€	$	Expiration	Awards	Total	%
Bourboulou	5,000	0.02%		50,000	13.08	17.49	May 2015
				20,000	12.86	15.83	September 2015
				6,500	25.39	33.46	December 2016	12,000	170,118	0.61%
Capelle	2,800	0.01%		25,000	13.97	17.65	June 2016
				3,750	25.39	33.46	December 2016	9,000	40,550	0.15%
Castan	4,500	0.02%		3,000	1.09	0.99	September 2011
				5,000	9.88	11.66	June 2013
				40,000	20.81	25.27	December 2013
				20,000	12.86	15.83	September 2015
				20,000	16.23	19.35	December 2015
				6,000	25.39	33.46	December 2016	9,500	108,000	0.39%
Chan	3,300	0.01%		5,000	9.88	11.66	June 2013
				20,000	12.86	15.83	September 2015
				20,000	16.23	19.35	December 2015
				4,500	25.39	33.46	December 2016	11,000	63,800	0.23%
Crouzet	2,810	0.01%		49,990	12.86	15.83	September 2015
				5,000	16.23	19.35	December 2015
				3,750	25.39	33.46	December 2016	11,750	73,300	0.26%
Fernandez	2,800	0.01%		25,000	4.11	4.15	December 2012
				5,000	9.88	11.66	June 2013
				20,000	12.86	15.83	September 2015
				5,000	16.23	19.35	December 2015
				3,750	25.39	33.46	December 2016	8,000	69,550	0.25%
Jorda	5,369	0.02%		20,000	2.78	2.49	December 2011
				5,000	9.88	11.66	June 2013
				60,000	14.81	19.70	December 2014
				105,000	12.86	15.83	September 2015
				75,000	16.23	19.35	December 2015
				60,000	25.39	33.46	December 2016
				50,000	4.03	5.17	December 2018	35,000	415,369	1.49%
Kalita	5,000	0.02%		50,000	16.23	19.35	December 2015
				6,500	25.39	33.46	December 2016	11,500	73,000	0.26%
Kravtzoff	3,300	0.01%		5,000	9.88	11.66	June 2013
				30,000	12.86	15.83	September 2015
				20,000	16.23	19.35	December 2015
				4,500	25.39	33.46	December 2016	13,500	76,300	0.27%
McWilliam				100,000	12.86	15.83	September 2015
				5,000	16.23	19.35	December 2015
				10,000	25.39	33.46	December 2016	10,000	125,000	0.45%
Meyrueix	5,525	0.02%		40,000	4.87	4.65	April 2010
				40,000	2.78	2.49	December 2011
				5,000	9.88	11.66	June 2013
				40,000	14.81	19.70	December 2014
				30,000	12.86	15.83	September 2015
				20,000	16.23	19.35	December 2015
				7,250	25.39	33.46	December 2016	9,500	197,275	0.71%
Marlio	1,700	0.01%		50,000	19.2	23.61	March 2014
				10,000	12.86	15.83	September 2015
				5,000	16.23	19.35	December 2015
				2,250	25.39	33.46	December 2016	8,500	77,450	0.28%
Portella	2,000	0.01%		2,750	25.39	33.46	December 2016	6,000	10,750	0.04%
Weber	2,000	0.01%		50,000	12.02	14.81	September 2014
				2,750	25.39	33.46	December 2016	6,000	60,750	0.22%

(2)	Historical value at date of grant

ITEM 7. Major Shareholders and Related Party Transactions
     A. Major Shareholders
          The following table sets forth as of May 15, 2008, the percentage of Ordinary Shares owned by O.S.S. Capital Management LP, Knoll Capital Management, LP, Greenlight Capital Management, BVF, Inc., and Silver Point Capital LP, the persons each known to beneficially own more than 5% of the Company’s Ordinary Shares. The table set forth below is based on information contained in Schedule 13/Ds or 13/Gs on file with the SEC. Percentages are calculated based on the total number of shares outstanding as of April 30, 2009: 24,225,350.

	Amount of Ordinary	Percentage
Identity of Person or Group	Shares Owned	of Class
O.S.S. Capital Management LP	6,346,047 (1)	26.12%

BVF, Inc.	3,827,031 (2)	15.80%

Knoll Capital Management LP	1,265,749 (3)	5.22%

(1)	Based solely on a review of a Schedule 13D/A filed on August 31, 2007, O.S.S. Capital Management LP, shares beneficial ownership over the Ordinary Shares it owns with Schafer Brothers LLC and Oscar S. Schafer; in respect of 13.3% of the Ordinary Shares with O.S.S. Overseas Fund Ltd.; in respect of 12.1% of the Ordinary Shares with O.S.S. Advisors Ltd; and in respect of 11.1% of the Ordinary Shares with Oscar S. Schafer & Partners II LP.

(2)	Based solely on a review of a Schedule 13G filed on February 2, 2009, BVF Inc. shares beneficial ownership over the Ordinary Shares it owns with BVF partners.

(3)	Based solely on a review of a Schedule 13G/A filed on February 17, 2009, Knoll Capital Management, LP shares beneficial ownership over the Ordinary Shares it owns with Fred Knoll.
          The Company’s major shareholders do not have different voting rights. To the best of our knowledge, Flamel Technologies is not directly or indirectly owned or controlled by another corporation, by any government, or by any other natural or legal person. We are not aware of any arrangement that may at a subsequent date result in a change of control. The Company has one-hundred and forty two Ordinary shareholders of record including the Bank of New York. Approximately 99.16% of the Company’s outstanding shares are represented by American Depositary Shares (ADS). 0.68% of the Ordinary Shares are held in France. One record holder resides in France.

Significant changes in the percentage ownership held of record by any of our major shareholders in the last three years, as reported to the SEC, were as follows:

		Ownership
Major Shareholder	Date	Percentage
O.S.S. Capital Management LP
Schafer Brothers LLC	September 9, 2006	13.0%
Oscar S. Schafer	January 13, 2006	15.4%
	February 14, 2007	17.6%
	August 31, 2007	26.12%

BVF, Inc.	January 13, 2006	8.1%
BVF Partners L.P.	April 25, 2006	6.7%
	September 18, 2006	5.5%
	October 16, 2006	4.9%
	January 24, 2008	10.12%
	October 17, 2008	18.99%
	February 2, 2009	15.88%

Knoll Capital Management L.P.	February 9, 2006	8.5%
Fred Knoll	February 11, 2008	9.27%
	February 17, 2009	5.22%

Greenlight Capital Management	July, 18, 2005	6.44%
	February 14, 2008	7.84%
	February 13, 2009	0.0%

Silver Point Capital L.P.	October 29, 2007	5.2%
	February 14, 2008	6.23%
	February 17, 2009	0.0%
     B. Related Party Transactions
          During 2008, and as of April 30, 2009, there is no related party transaction known to the Company to identify in this section.
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

          On November 9, 2007 a putative class action was filed in the United States District Court for the Southern District of New York against the Company and certain of its current and former officers entitled Billhofer v. Flamel Technologies, et al. The complaint purports to allege claims arising under the Securities Exchange Act of 1934 based on certain public statements by the Company concerning, among other things, a clinical trial involving Coreg CR and seeks the award of damages in an unspecified amount. By Order dated February 11, 2008, the Court appointed a lead plaintiff and lead counsel in the action. Pursuant to an agreed-upon scheduling order, the lead plaintiff, on March 27, 2008, filed an amended complaint which continued to name as defendants the Company and certain previously named officers and directors but omitted other persons who had initially been sued and asserted the same claims based on the same events as alleged in the initial complaint. On May 12, 2008, the Company filed a motion to dismiss the entire action with prejudice. That motion has been fully briefed and is awaiting resolution by the Court. None of the individual defendants named in the amended complaint have been served in the action and they did not join in the Company’s motion. The Company intends to vigorously defend itself in the action.
          On August 27, 2007, a New York court denied Flamel U.S. jurisdiction in a lawsuit filed against Gérard Soula by the Company. This decision has not had and is not expected to have a materially adverse effect upon the Company.
          GlaxoSmithKline (GSK), the company with which we developed Coreg CR, is currently involved in litigation challenging the validity of its patent on the active form carvedilol phosphate. This is one of several patents by which Coreg CR is protected. The litigation arose out of Mutual Pharmaceuticals’ attempt to seek approval of a generic formulation of Coreg CR. GSK has filed a motion to dismiss claims that it had pursued versus Mutual Pharmaceuticals. GSK also filed a motion to stay discovery pending resolution of GSK’s motion to dismiss all claims. Flamel is not party to the litigation, which is being handled solely by GSK. It is too soon to reasonably determine what impact, if any, the litigation may have on Coreg CR. If GSK’s motion to dismiss is granted, it is likely that GSK’s composition of matter patent will not serve as a barrier to Mutual Pharmaceuticals in its efforts to develop a generic product that is competitive with Coreg CR. There are other separate and unrelated defenses for Coreg CR, such as the Hatch-Waxman exclusivity period, which lasts until April 2010, during which time applications from generic competitors, including Mutual Pharmaceuticals, cannot be approved by the FDA.
Dividend Policy
          The Company has never declared or paid a cash dividend on any of its capital stock and does not anticipate declaring cash dividends in the foreseeable future.
ITEM 9. The Offer and Listing
          The principal trading market for the Company’s securities in ADSs is the NASDAQ National Market. Each ADS represents one Share, nominal value 0.122 Euros. Each ADS is evidenced by an ADR. The Bank of New York is the Depositary for the ADRs. As of December 31, 2008, there were 24,021,939 ADSs outstanding in the United States. At such date, there were 39 holders of ADSs on record. As of December 31, 2008, there were 24,205,350 Shares outstanding.
          The following table shows the high and low closing sales prices of the ADSs on the NASDAQ Market for the periods indicated.

	Price Per ADS (U.S.$)
Year	High	Low
2004	31.73	14.67
2005	21.37	12.25
2006	34.88	16.7
2007	36.97	8.17
2008	10.80	3.68

		Price Per ADS (U.S.$)
Quarter Ended		High	Low
1st	Quarter, 2006	24.40	18.50
2nd	Quarter, 2006	21.37	17.37
3rd	Quarter, 2006	18.75	16.7
4th	Quarter, 2006	34.88	18.37
1st	Quarter, 2007	36.97	25.60
2nd	Quarter, 2007	29.87	20.97
3rd	Quarter, 2007	24.39	8.99
4th	Quarter, 2007	12.03	8.17
1st	Quarter, 2008	10.65	8.38
2nd	Quarter, 2008	10.80	9.18
3rd	Quarter, 2008	10.06	7.20
4th	Quarter, 2008	7.25	3.68
1st	Quarter, 2009	6.77	3.92

	Price Per ADS (U.S.$)
Month Ended	High	Low
November 30, 2008	7.25	4.62
December 31, 2008	6.23	3.68
January 31, 2009	4.70	3.92
February 28, 2009	6.77	4.14
March 31, 2009	6.16	4.49
April 30, 2009	6.40	5.88
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
          This description may not address all aspects of French tax laws that may be relevant in light of the particular circumstances of individual holders of Flamel Ordinary Shares. It is based on the applicable tax laws, regulations and judicial decisions as of the date of this annual report, and on the Convention between the United States of America and the Republic of France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital dated as of August 31, 1994 (the “Treaty") entered into force on December 30, 1995, and the 2004 Protocol amending the Treaty which entered into force on December 21, 2006, all of which are subject to change, possibly with retroactive effect, or different interpretations. On January 13, 2009, the United States and France signed an additional Protocol (the “New Protocol”) amending the Treaty. The New Protocol is not yet in force. If the New Protocol is ratified and entered into force in its present form, it would not materially modify the discussion described herein. There can be, however, no assurance regarding when and if the New Protocol will be ratified, in what form if it will be ratified, if at all, and what the effective dates of its provisions might be.
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
•	the holder is not a French resident for French tax purposes;

•	the holder has held not more than 25% of Flamel’s dividend rights, known as droits aux bénéfices sociaux, at any time during the preceding five years, either directly or indirectly; and

•	Flamel is not considered as a real estate company
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

          Transfers of a listed company’s shares will not be subject to French registration or transfer taxes, unless the transfer is effected by means of a written agreement that is executed within France. Should such written agreement be executed within France, a registration duty of 3% on the higher of either the purchase price or the market value of the transferred shares would be due, with a maximum duty of €5,000 per transaction.
          Taxation of Dividends
          In France, companies may only pay dividends out of income remaining after tax has been paid.
          a) French Resident Individuals
          French resident individuals receiving dividends are entitled to (i) a 40% rebate applied to the gross amount of the dividends received meaning that dividends are assessed to income tax at progressive rate (with a maximum rate of 40%) but only for 60% of their amount and (ii) an additional annual tax allowance (abattement fixe annuel) equal to €1,525 for single individuals or married persons subject to separate taxation and €3,050 for married couples and members of a union agreement subject to joint taxation, and (iii) a tax credit (crédit d’impôt) equal to 50% of the dividends received, but with an overall annual cap of €230 for married couples and members of a union agreement subject to joint taxation or, €115 for single individuals or married persons subject to separate taxation.
          As from January 1 2008, there is also an option to subject dividends to a final levy at a rate of 18% (in practice, 30.1% after taking into account the 12.1% social taxes including the newly enacted contribution Revenu de Solidarité Active applicable since January 1st, 2009).
          b) Non-Residents
          French companies must, in principle, deduct a 25% withholding tax from dividends paid to non-residents. As from January 1, 2008, the rate of this withholding tax has been reduced to 18% for dividends paid to EU, Norway and Iceland residents.
          In addition, under most tax treaties between France and other countries, the rate of this withholding tax may be reduced or eliminated in some circumstances. Generally, if dividends are subject to a French withholding tax, a holder who is a non-French resident is subsequently entitled to a tax credit in that holder’s country of residence for the amount of tax actually withheld.
          However, France has entered into tax treaties with various countries under which qualifying residents are entitled to obtain from the French tax authorities a reduction (generally to 15% or 5%) or an elimination of the French withholding tax.
          According to the French tax guidelines 5 I-2-06 dated January 12, 2006, non-French resident individual shareholders who are currently benefiting from a treaty providing for the transfer of the abolished avoir fiscal will benefit from the above-mentioned crédit d’impôt capped at €230 or €115 depending on the marital status of this shareholder in respect of dividends paid as from January 1, 2005.
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

If these arrangements apply to a shareholder, Flamel will withhold tax from the dividend at the lower rate, provided that the shareholder has established, before the date of payment of the dividend, that the shareholder is entitled to the lower rate and has complied with the filing formalities. Otherwise, Flamel must withhold tax at the full rate of 25% (for other than European Union, Iceland, or Norway residents) or 18% (for European Union, Iceland, or Norway residents), and the shareholder may subsequently claim the excess tax paid.
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
          This summary is based in part upon the representations of the custodian and the assumption that each obligation in the Depositary Agreement with the Bank of New York relating to our ADRs and any related agreement will be performed in accordance with its terms.
               The following is a general summary of the principal tax effects on U.S. Holders for purposes of U.S. federal income tax and French tax, if all of the following four points apply:
•	the U.S. Holder owns, directly, indirectly, or constructively, less than 10% of Flamel’s share capital;

•	the U.S. Holder is entitled to the benefits of the Treaty (including under the ‘limitations on benefits article of the Treaty);

•	the U.S. Holder holds Flamel Shares as capital assets; and

•	the U.S. Holder’s functional currency is the U.S. dollar.

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
          Holders of Flamel Ordinary Shares or Flamel ADSs should consult their own tax advisers as to the particular tax consequences to them of owning Flamel Ordinary Shares or Flamel ADSs, including their eligibility for benefits under the Treaty, the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.
          Taxation of Dividends
               Withholding Tax Dividends paid to non-residents by French companies are subject to an 25% French withholding tax. Under the U.S.-Treaty, this withholding tax is reduced to 15% if a U.S. Holder’s ownership of Flamel Shares is not effectively connected with a permanent establishment or a fixed base that the U.S. Holder has in France.
          Dividends paid to a U.S. Holder by French companies are immediately subject to a reduced rate of 15%, provided that such U.S. Holder establishes before the date of payment that he is a U.S. resident under the Treaty by completing and providing the depositary with a simplified certificate (the “Certificate”) in accordance with the French tax guidelines (4 J-1-05 released on February 25, 2005). Dividends paid to a U.S. Holder that has not filed the Certificate before the dividend payment date will be subject to French withholding tax at the rate of 25%. The tax withheld in excess of 15% a can be reclaimed, provided that such U.S. Holder duly completes and provides the French tax authorities with the relevant form described in the tax guidelines mentioned above (the “Form”) before December 31 of the second calendar year following the year during which the dividend is paid. U.S. Pension Funds and other Tax-Exempt Entities are subject to the same general filing requirements as the U.S. Holders except that they may be required to supply additional documentation evidencing their entitlement to these benefits.
          The Certificate and the Form, together with instructions, will be provided by the depositary to all U.S. Holders registered with the depositary. The depositary will arrange for the filing with the French Tax authorities of all Certificates properly completed and executed by U.S. Holders of Shares and returned to the depositary in sufficient time that they may be filed with French Tax authorities before the distribution so as to obtain an immediate reduced withholding tax rate.
          U.S. individual holders, who are residents of the United States for purposes of the Treaty, may also claim the crédit d’impôt capped at €230 or €115 depending on the marital status of this taxpayer, after application of the 15% withholding tax. This specific provision applies to any of the following U.S. Holders (if the ownership of Flamel Shares is not effectively connected with a permanent establishment or a fixed base that the U.S. Holder has in France):
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

               U.S. Income Tax. For U.S. federal income tax purposes, the gross amount of a dividend and any crédit d’impôt (referred to in the Treaty as avoir fiscal), including any French tax withheld, will be included in each U.S. Holder’s gross income as dividend income when payment is received by them (or the custodian, if the U.S. Holder owns Flamel ADSs), to the extent they are paid or deemed paid out of Flamel’s current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. Dividends paid by Flamel will not give rise to any dividends received deduction. They will generally constitute foreign source ‘passive’ income for foreign tax credit purposes. For certain recipients, as a general matter, dividends will constitute foreign source ‘general’ income with respect to dividends received after December 31, 2006, or ‘financial services’ income with respect to dividends received before January 1, 2007, in either case for foreign tax credit purposes.
          Under current guidance by the U.S. Internal Revenue Service, amounts distributed as dividends by Flamel with respect to Flamel Shares or ADSs paid to you in taxable years beginning before January 1, 2011 will constitute “qualified dividend income” and will be subject to a U.S. Federal income tax at the same preferential rates as long-term capital gains, provided that certain minimum holding period and other requirements are met and Flamel is not treated as a PFIC (as defined below under “PFIC Status”).
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
          To the extent that any dividends paid exceed Flamel’s current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows:
•	First, as a tax-free return of capital, which will cause a reduction in the adjusted basis of a U.S. Holder’s Flamel Ordinary Shares or Flamel ADSs. This adjustment will increase the amount of gain, or decrease the amount of loss, which a U.S. Holder will recognize if such U.S. Holder later disposes of those Flamel Ordinary Shares or Flamel ADSs, as the case may be.

•	Second, the balance of the dividend in excess of the adjusted basis will be taxed as capital gain recognized on a sale or exchange.
          French withholding tax imposed on the dividends a U.S. Holder receives and on any crédit d’impôt (referred to in the Treaty as avoir fiscal) at 15% under the Treaty generally is treated as payment of a foreign income tax. A U.S. Holder may take this amount as a credit or deduction against the U.S. Holder’s U.S. federal income tax liability. The foreign tax credit is subject to various conditions and limitations, including minimum holding period requirements. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.
          To the extent a refund of French tax withheld with respect to dividends (including crédit d’impôt (referred to in the Treaty as avoir fiscal)) is available under the Treaty or under French law, the amount of tax withheld that is refundable will not be eligible for credit against your federal income tax liability.
          Taxation of Capital Gains
               French Tax. A U.S. Holder who is a resident of the United States for purposes of the Treaty will not be subject to French tax on any capital gain if such U.S. Holder sells or exchanges its Flamel Ordinary Shares or Flamel ADSs, unless the U.S. Holder has a permanent establishment or fixed base in France and the Flamel Ordinary Shares or Flamel ADSs the U.S. Holder sold or exchanged were attributable to that permanent establishment or fixed base. Special rules apply to individuals who are residents of more than one country.
               U.S. Income Tax. In general, for U.S. federal income tax purposes, a U.S. Holder will recognize capital gain or loss if the U.S. Holder sells or exchanges its Flamel Ordinary Shares or ADSs. Any such gain or loss generally will be U.S. source gain or loss. If a U.S. Holder is an individual, any capital gain will generally be subject to U.S. federal income tax at preferential rates if the U.S. Holder meets applicable minimum holding period requirements.

               PFIC Status. Flamel believes that it will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, for the current taxable year or for future taxable years. However, an actual determination of PFIC status is factual and cannot be made until the close of the applicable taxable year. Flamel will be a PFIC for any taxable year in which either:
•	75% or more of its gross income is passive income; or

•	its assets which produce passive income or which are held for the production of passive income amount to at least 50% of the value of its total assets on average.
          If Flamel were to become a PFIC, the tax consequences applicable to distributions on Flamel Ordinary Shares and ADSs, and any gains a U.S. Holder realizes when the U.S. Holder disposes of such Flamel Ordinary Shares or ADSs, may be less favorable to the U.S. Holder. In addition, a U.S. Holder would be required to file Form 8621 with respect to its interest in Flamel. Each U.S. Holder should consult its own tax advisors regarding the PFIC rules and their effect on the U.S. Holder if they purchase Flamel Ordinary Shares or Flamel ADSs.
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
          French Wealth Tax
          The French wealth tax does not generally apply to Flamel Shares if the U.S. Holder is a ‘resident’ of the United States for purposes of the Treaty. It will be the case if the Flamel U.S. Holder does not own a substantial interest (participation substantielle). Pursuant to article 23 §2 of the Treaty, “an individual is considered to have a substantial interest if he or she owns, alone or with related persons, directly or indirectly, shares, rights, or interests the total of which gives right to at least 25% of the corporate earnings”.
          United States Information Reporting and Backup Withholding
          A U.S. Holder may be required to report dividend payments and proceeds from the sale or disposal of such U.S. Holder’s Flamel Shares to the Internal Revenue Service. U.S. federal backup withholding generally is a withholding tax (currently imposed at a rate of 28%) on some payments to persons that fail to furnish required information. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Any U.S. persons required to establish their exempt status generally must file Internal Revenue Service Form W-9, entitled Request for Taxpayer Identification Number and Certification.
          Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information within the appropriate amount of time.

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
ITEM 11. Quantitative and Qualitative Disclosures About Market Risk
          The Company conducts a portion of its business transactions in U.S. dollars. For the year ended December 31, 2008 revenues denominated in U.S. dollars represented 39.6% of total revenues. As a result, the Company’s financial results could be significantly affected by the fluctuation of the Euro relative to the U.S. dollar. Specifically, 98.1% of the Company’s cash and cash equivalents, totalling $27.0 million as of December 31, 2008, and all of the Company’s marketable securities, totalling $10.1 million, as of December 31, 2008, are denominated in Euros, as are the vast majority of the Company’s expenses. If the dollar were to strengthen by 10% versus the Euro, there would be a corresponding negative effect on these items of $3.3 million in our balance sheet. Conversely, if the dollar were to weaken by 10% versus the Euro, there would be a positive effect on these items of $4.1 million in our balance sheet. See ‘Item 5. Operating and Financial Review and Prospects — Overview.’
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
ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
          Not applicable.

ITEM 15. Controls and Procedures
Disclosure Controls and Procedures
          The Company’s Chief Executive Officer and Principal Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2008. Based on this evaluation, the Chief Executive Officer and Principal Financial Officer of the Company concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2008.
Changes in Internal Control over Financial Reporting
          There have been no changes in the Company’s internal control over financial reporting that occurred during the Company’s fiscal year ended December 31, 2008 that has materially affected, or is reasonable likely to materially affect, the Company’s internal control over financial reporting.
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
          The Company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2008. Management based this assessment on criteria for effective internal control over financial reporting described in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2008, the Company maintained effective internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the Board of Directors.
Attestation report of registered public accounting firm
          The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers, an independent registered accounting firm, as stated in their report on the Company’s internal control over reporting as of December 31, 2008, which is included herein. See report of PricewaterhouseCoopers, an independent registered accounting firm, included within the financial statements on page F-2.

ITEM 16. [Reserved]
ITEM 16A. Audit Committee Financial Expert
          The Board has determined that Elie Vannier and Frédéric Lemoine are ‘audit committee financial experts,’ as defined by the rules of the SEC. Messrs Vannier and Lemoine are ‘independent’ as defined by the NASDAQ Marketplace Rules.
ITEM 16B. Code of Ethics
          The Board adopted a written Code of Ethics which applies to the Chief Executive Officer, Chief Operating Officer and senior financial officers. The principles set forth in our Code of Ethics are intended to promote the honest and ethical conduct of our principal executive officer, the principal financial officer, the principal accounting officer or controller, or persons performing similar functions. The Code of Ethics was filed as exhibit 11.1 to our annual report on Form 20-F for the year ended December 31, 2003, on April 26, 2004.
ITEM 16C. Principal Accountant Fees and Services
          The following is a summary of the fees billed to Flamel by PricewaterhouseCoopers for professional services rendered for the fiscal year ended December 31, 2008 and by Ernst &Young Audit for professional services rendered for the fiscal year ended December 31, 2007:

	Fiscal 2008 Fees	Fiscal 2007 Fees
Fee Category	(Euros)	(Euros)
Audit Fees	199,800	333,275
Audit-Related Fees	9,500	15,000
Tax Fees	—	47,413
All Other Fees	—	0
Total Fees	209,300	395,688
All fees were billed in Euros. Using the average exchange rate of 1.47059 U.S dollars per Euro for 2008 and 1.37064 U.S dollars per Euro for 2007, audit fees equaled $307,794 for Fiscal 2008 and $542,346 for Fiscal 2007.
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
Audit Committee’s Pre-Approval Policies and Procedures
          Our Audit Committee nominates and engages our independent auditors to audit our financial statements. See also ‘Item 6. Directors, Senior Management and Employees — Board Practices - Committees of the Board of Directors.’ In 2005, our Audit Committee adopted a revised policy requiring management to obtain the Committee’s approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee annually pre-approves, in accordance with an audit plan, specific audit and non-audit services in the categories Audit Service, Audit- Related Services, Tax Consulting Services, and Other Services that may be performed by our auditors.

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
ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
          Not applicable.
ITEM 16F. Change in Registrant’s Certifying Accountant
          Not applicable.
ITEM 16G. Corporate Governance
          The Company is exempt from NASDAQ’s quorum requirements applicable to meetings of shareholders. In keeping with French law and generally accepted business practices in France, the presence in person or by proxy of shareholders having not less than 20% (in case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by capitalization of reserves) or 25% (in the case of an extraordinary general meeting) of the Shares is necessary for a quorum. If a quorum is not present at any meeting, the meeting is adjourned. Upon recommencement of an adjourned meeting, there is no quorum requirement in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by capitalization of reserves. The presence in person or by proxy of shareholders having not less than 20% of the Shares is necessary for a quorum in the case of any other type of extraordinary general meeting.
          The Company also has been granted an exemption from former NASDAQ Marketplace Rule 4350(g), now Rule 5620 (b). The French Commercial Code does not require that we solicit or provide proxy statements for meetings of shareholders. In accordance with the French Commercial Code and our statuts, we inform shareholders of all meetings in a public notice, which notice states the requirements for admission to the meeting. Meeting the Nasdaq requirement to solicit proxies and provide proxy statements for shareholder meetings would be contrary to accepted business practice in France.
          All Related Party Transactions are reviewed by the Board of Directors as part of French Legal requirements and documented, audited and approved by the shareholders at each ordinary shareholder’s meeting approving the annual French statutory accounts of the Company.

     PART III
ITEM 17. Financial Statements
          Not applicable. See ‘Item 18. Financial Statements.’
ITEM 18. Financial Statements
          The following financial statements, together with the reports of Independent registered accounting firm thereon, are filed as part of this Annual Report:
See pages F-1 through F-32 incorporated herein by reference
The registrant undertakes to provide to each shareholder requesting the same a copy of each exhibit referred to herein upon payment of a reasonable fee limited to the registrant’s reasonable expenses in furnishing such exhibit.
ITEM 19. Exhibits
EXHIBIT INDEX

Exhibit
Number	Description

1.1	Revised Statuts or byelaws of the Company (Filed herewith)

2.1	Deposit Agreement among Flamel, The Bank of New York, as Depositary, and holders from time to time of American Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt) (1)

8.1	List of Subsidiaries (Filed herewith)

11.1	Code of Ethics for CEO (Directeur Général), Delegated Managing Directors (Directeurs Generaux Delegues) and Senior Financial Officers (2)

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith)

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith)

13.1	Certification of the Chief Executive Officer pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Furnished herewith)

13.2	Certification of the Principal Financial Officer pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Furnished herewith)

23.1	Consent of PricewaterhouseCoopers Audit (Filed herewith)

23.2	Consent of Ernst & Young Audit (Filed herewith)

(1)	Incorporated by reference to Post-Effective Amendment No. 1 to the Company’s registration statement on Form F-6 filed July 26, 2001, as amended (No. 333-12790).

(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on April 26, 2004.

FLAMEL TECHNOLOGIES S.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders
In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Flamel Technologies SA and its subsidiary at December 31, 2008, and the results of their operations and their cash flows for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting, appearing on page 60 of the 2008 Annual Report to Shareholders. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Lyon, France, May 18, 2009
PricewaterhouseCoopers Audit
Represented by
Bernard Rascle

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
As discussed in Note 1 to the consolidated financial statements, the company adopted, as of January 1, 2006, the method of accounting share based payments in accordance with Statement of Financial Accounting Standards No. 123(Revised 2004).
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
Lyon, France, May 7, 2008

The Independent Registered Public Accounting Firm ERNST & YOUNG Audit

Represented by
Jean-Luc Desplat

FLAMEL TECHNOLOGIES S.A.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of dollars except share data)

	December 31,
	Note	2007	2008
ASSETS
Current assets:
Cash and cash equivalents	5	$26,313	$27,021
Marketable securities	6	14,749	10,057
Accounts receivable (net of allowance of $126 and $147 at December 31, 2007 and 2008 respectively)		4,987	6,979
Inventory	7	1,771	1,837
Research and development tax credit receivable current portion	17	5,490	11,114
Prepaid expenses and other current assets	8	2,800	2,181

Total current assets		56,110	59,189

Property and equipment, net	9	35,140	27,601
Other assets:
Research and development tax credit receivable less current portion	17	9,932	4,880
Other long-term assets		219	191

Total assets		$101,401	$91,861

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Current portion of long-term debt	13	724	684
Current portion of capital lease obligations	14	256	69
Accounts payable		8,568	5,760
Current portion of deferred revenue	12	2,948	798
Advances from customers		1,215	587
Accrued expenses	10	5,369	5,905
Other current liabilities	11	5,875	6,452

Total current liabilities		24,955	20,255

Long-term debt, less current portion	13	2,400	2,269
Capital lease obligations, less current portion	14	44	96
Deferred revenue, less current portion	12	336	201
Other long-term liabilities	11 - 18	19,039	20,494

Total long-term liabilities		21,819	23,060

Commitments and contingencies:		—	—

Shareholders’ equity :	16
Ordinary shares: 24,051,590 issued and outstanding at December 31, 2007 and 24,205,350 at December 31, 2008 (shares authorised 28,402,757) at nominal value of 0.122 euro		3,490	3,516
Additional paid-in capital		185,173	193,085
Accumulated deficit		(148,121)	(160,205)
Accumulated other comprehensive income		14,085	12,150

Total shareholders’ equity		54,627	48,546

Total liabilities and shareholders’ equity		$101,401	$91,861

FLAMEL TECHNOLOGIES S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of dollars except share data)

	Year ended December 31,
	Note	2006	2007	2008
Revenue:
License and research revenue	3	$20,263	$10,307	$13,247
Product sales and services	2	2,083	19,768	13,549
Other revenues		674	6,579	11,823

Total revenue		23,020	36,654	38,619

Costs and expenses:
Cost of products and services sold		(6,250)	(17,320)	(9,621)
Research and development		(38,233)	(43,557)	(36,247)
Selling, general and administrative		(17,375)	(16,626)	(12,911)

Total		(61,858)	(77,503)	(58,779)

Income (loss) from operations		(38,838)	(40,849)	(20,160)

Interest expense		(35)	(16)	(18)
Interest income		2,022	1,691	1,432
Foreign exchange gain (loss)		(599)	(454)	3
Other income		131	197	181

Income (loss) before income taxes		(37,319)	(39,431)	(18,562)
Income tax benefit	17	2,118	1,694	6,478

Net income (loss)		$(35,201)	$(37,737)	$(12,084)

Earnings (loss) per share
Basic earnings (loss) per share		$(1.48)	$(1.57)	$(0.50)
	15
Diluted earnings (loss) per share		$(1.48)	$(1.57)	$(0.50)

Weighted average number of shares outstanding (in thousands) :

Basic		23,812	24,024	24,082
Diluted		23,812	24,024	24,082

FLAMEL TECHNOLOGIES S.A.
CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY
(Amounts in thousands of dollars except share data)

					Accumulated
					Other
			Additional		Comprehen-
	Ordinary Shares		Paid-in	Accumulated	sive Income	Shareholders’
	Shares	Amount	Capital	Deficit	(Loss)	Equity
Balance at January 1, 2006	23,706,590	$3,436	$161,120	$(75,183)	$(2,719)	$86,654

Subscription of warrants			706			706
Issuance of ordinary shares on exercise of stock -options	257,000	40	1,366			1,406
Issuance of ordinary shares on exercise of warrants	27,000	4	500			504
Stock-based compensation expense			9,787			9,787
Net loss				(35,201)		(35,201)
Unrealized losses on available- for-sale securities					(17)	(17)
Foreign currency translation adjustment					9,187	9,187

Comprehensive loss						$(26,031)

Balance at December 31, 2006	23,990,590	$3,480	$173,479	$(110,384)	$6,451	$73,026

Subscription of warrants			362			362
Issuance of ordinary shares on exercise of stock -options	61,000	10	197			207
Stock-based compensation expense			11,135			11,135
Net loss				(37,737)		(37,737)
Unrealized losses on available- for-sale securities					17	17
Foreign currency translation adjustment					7,617	7,617

Comprehensive loss						$(30,103)

Balance at December 31, 2007	24,051,590	$3,490	$185,173	$(148,121)	$14,085	$54,627

Subscription of warrants			354			354
Issuance of ordinary shares on exercise of stock -options	55,010	10	176			186
Issuance of ordinary shares on vesting of free shares (note 16.5)	98,750	16	(16)			—
Stock-based compensation expense			7,398			7,398
Net loss				(12,084)		(12,084)
Foreign currency translation adjustment					(1,935)	(1,935)

Comprehensive loss						$(14,019)

Balance at December 31, 2008	24,205,350	$3,516	$193,085	$(160,205)	$12,150	$48,546

FLAMEL TECHNOLOGIES S.A
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of dollars except share data)

	Year ended December 31,
	2006	2007	2008
Cash flows from operating activities:
Net income (loss)	$(35,201)	$(37,737)	$(12,084)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property and equipment	5,639	6,198.0	7,249
Loss (gain) on disposal of property and equipment	(92)	(39.0)	—
Gains on sales of marketable securities	(1,336)	(318.0)	(327)
Grants recognized in other income and income from operations	(183)	(1,216.0)	(1,360)
Stock compensation expense	9,989	12,004.0	8,286
Provision for losses on accounts receivable	15	—	—
Increase (decrease) in cash from:
Accounts receivable	(2,589)	1,167.0	(2,392)
Inventory	(2,059)	1,818.0	(171)
Prepaid expenses and other current assets	(146)	2,054.0	492
Research and development tax credit receivable	(1,365)	(1,648.0)	(1,494)
Accounts payable	(2,987)	(3,023.0)	(258)
Deferred revenue	390	2,421.0	(2,226)
Accrued expenses	387	(9.0)	282
Other current liabilities	(1,466)	547.0	(1,644)
Other long-term assets and liabilities	1,178	(1,460.0)	(1,861)

Net cash used in operating activities	(29,826)	(19,241)	(7,508)

Cash flows from investing activities:
Purchases of property and equipment .	(6,394)	(11,272)	(3,523)
Proceeds from disposal of property and equipment	92	47	—
Proceeds from sales of marketable securities	262,584	94,707	75,216
Purchase of marketable securities	(183,614)	(96,713)	(70,782)

Net cash provided by (used in) investing activities	72,668	(13,231)	911

Cash flows from financing activities:
Funding from partner GSK	5,023	2,056	—
Use of funds received from partners (GSK) or relating to conditional grants	(2,087)	—	—
Proceeds from loans or conditional grants	347	839	8,467
Principal payments on capital lease obligations	(419)	(441)	(272)
New capital lease obligation	—	—	147
Cash proceeds from issuance of ordinary shares and warrants	2,617	569	540

Net cash provided by financing activities	5,481	3,023	8,882

Effect of exchange rate changes on cash and cash equivalents	2,486	3,935	(1,577)

Net increase (decrease) in cash and cash equivalents	50,809	(25,515)	708

Cash and cash equivalents, beginning of year	1,018	51,827	26,313

Cash and cash equivalents, end of year	$51,827	$26,313	$27,021

Supplemental disclosures of cash flow information:
Income tax paid	—	—	—
Interest paid	35	16	18
Non cash transactions:
Capital lease obligations incurred	—	—	124

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
1.2. Principles of consolidation:
The accompanying consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).
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
1.3. Translation of financial statements of foreign entities and foreign currency transactions:
The reporting currency of the Company and its wholly-owned subsidiary is the U.S. dollar as permitted by the SEC for a foreign private issuer (S-X Rule 3-20(a)). All assets and liabilities in the balance sheets of the Company, whose functional currency is the Euro, except those of the U.S. subsidiary whose functional currency is the U.S. dollar, are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at year-end rates, (2) income statement accounts at weighted average exchange rates for the year, and (3) shareholders’ equity accounts at historical rates. Corresponding translation gains or losses are recorded in shareholders’ equity.
Transaction gains and losses are reflected in the statement of operations.
The Company has not undertaken hedging transactions to cover its currency translation exposure.
1.4. Revenue recognition:
Revenue includes upfront licensing fees, milestone payments for R&D achievements, and reimbursements of research and development costs. Where agreements have more than one deliverable, a determination is made as to whether the license and R&D elements should be recognized separately or combined into a single unit of account in accordance with Emerging Issues Task Force Issue 00-21, Revenue Arrangements with Multiple Deliverables. In general, the different elements of these arrangements are recognized as one unit of accounting, as the Company does not have objective and verifiable evidence of the fair value of the undelivered items in the arrangement and because of the interrelated nature of license and R&D activities.
The Company uses a Multiple Attribution Model, referred to as the milestone-based method:
-	As milestones relate to discrete development steps (i.e. can be used by the co-development partners to decide whether to continue the development under the agreement), the Company views that milestone events have substance and represent the achievement of defined goals worthy of the payments. Therefore, milestone payments based on performance are recognized when the performance criteria are met and there are no further performance obligations.

-	Non-refundable technology access fees received from collaboration agreements that require the Company’s continuing involvement in the form of development efforts are recognized as revenue ratably over the development period.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-	Research and development work is compensated at a non-refundable hourly rate for a projected number of hours. Revenue on such agreements is recognized at the hourly rate for the number of hours worked as the research and development work is performed. Costs incurred under these contracts are considered costs in the period incurred. Payments received in advance of performance are recorded as deferred revenue and recognized in revenue as services are rendered.
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
The Company performs ongoing credit evaluations of its customers and maintains provisions for potential credit losses as considered necessary. The Company generally does not require collateral. Historically, the Company has not experienced significant credit losses on its customer accounts. The allowance for doubtful accounts was $113,000 $126,000 and $147,000 at December 31, 2006, 2007 and 2008, respectively.

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
1.10. Marketable securities:
Marketable securities consist of highly liquid investments in money market mutual funds. As of December 2008, Flamel Technologies’ marketable securities are classified as available-for-sale securities in accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (SFAS 115). These investments are recorded at fair value, which is based on quoted market prices. Accordingly, unrealized gains and losses are included in accumulated other comprehensive income until realized.
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
Assets under capital leases are amortized over the economic lives of the assets. Amortization of the carrying value of assets under capital leases is included in depreciation expense.

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
In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes,” effective for fiscal years beginning after December 15, 2006. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing rules for recognition, measurement, classification and disclosure in our financial statements of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 is effective to the Company as of January 1, 2007 and did not have a material impact on our consolidated financial statements. Interest payable on overdue income tax is classified as interest expense and any penalties payable are classified as SG&A expenses.
1.16 . Employee stock options and warrants:
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
The Company uses a simplified method to estimate the maturity in accordance with SAB 107 regardless of whether the company has sufficient information to make more defined estimates of the expected term. On December 21, 2007 the Security and Exchange Commission issued SAB 110 which expresses the view that “the use of a simplified method is not allowed if the Company may have sufficient historical exercise data for some of its share options grants. SAB 110 accepts therefore the use of simplified method for only some grants but not all share options grants”. The Company adopted SAB 110 on January 1, 2008 for the calculation of expected term. For the fiscal year 2008, the Company considered historical data was insufficient and irrelevant relative to the grant of stock-options and warrants to a limited population and the simplified method was used to determine the expected term for stock-options and warrants granted.
The Company recognizes compensation cost, net of an estimated forfeiture rate, using the accelerated method over the requisite service period of the award.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.17. Comprehensive Income:
Other comprehensive income for the Company consists both of foreign currency translation adjustments and the recognition of the unrealized gains (losses) related to available-for-sale securities. Each item is shown separately in the consolidated statements of shareholders’ equity.
1.18. Recent Accounting Pronouncements:
In December 2007, the FASB ratified EITF No. 07-1, “Accounting for Collaborative Agreements” (“EITF 07-1”). EITF 07-1 provides guidance regarding financial statement presentation and disclosure of collaborative arrangements, as defined, which includes arrangements the Company has entered into regarding development and commercialization of products and product candidates. EITF 07-1 is effective for the Company as of January 1, 2009, and its adoption is not expected to have a material impact on the consolidated results of operations or financial position.
In June 2007, the FASB ratified EITF No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” ( “EITF 07-3”), which requires that nonrefundable advance payments for goods and services that will be used or rendered in future R&D activities pursuant to executory contractual arrangements be deferred and recognized as an expense in the period that the related goods are delivered or services are performed. EITF No. 07-3 became effective as of January 1, 2008 and did not have a material impact on the consolidated results of operations or financial position upon adoption.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 became effective as of January 1, 2008 and had no impact on the consolidated results of operations of financial position.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS 157”). SFAS 157 defines fair value, provides guidance for measuring fair value in U.S. generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 became effective as of January 1, 2008 and it did not have a material impact on the consolidated results of operations or financial position.
2. Subcontracting agreement:
In accordance with the terms of a supply agreement signed with GlaxoSmithKline in December 2004 for the manufacture of Coreg CR microparticles on a cost plus basis, the Company recognized as revenues from product sales a total amount of $2,083,000 in 2006 , $19,768,000 in 2007 and $13,549,000 in 2008. Costs include all amounts attributable to the availability of production capacity for the manufacture of Coreg CR microparticles such as direct and indirect labor, materials, outside services and overhead.

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
In 2007, the Company recognized research and development revenues of $1,864,000. The Company also recognized $4,000,000 of milestone payments and $5,943,000 of royalties on GSK sales of Coreg CR.
In 2008, the Company recognized research and development revenues of $1,070,000. The Company also recognized $11,204,000 of royalties on GSK sales of Coreg CR.
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
A total of $8,188,000 has been incurred on the acquisition of buildings and fixtures and a total of $11,138,000 has been incurred on behalf of GSK for the purchase of production equipment and associated costs. As of December 31, 2008, the funds received from GSK to finance the acquisition of assets owned by Flamel are classified in other current liabilities for $767,000 and in other long term liabilities for $5,919,000. The liability is amortized on a pro-rata basis over the expected life of the related assets and reflected as an offset of the depreciation of the related assets.
In July 2006, Flamel and GSK entered into a further agreement as a supplement to the original supply agreement whereby GSK will partly sponsor the extension of the existing facilities at Pessac from two lines to three. GSK will have exclusive use of part of this equipment, in order to increase the production capacity of Coreg CR microparticles. The total funding provided by GSK amounted to $8.1 million to finance the acquisition of equipments, buildings and fixtures. The Company received all installments due under the agreement by December 31, 2007. As of December 31, 2008 the funds received from GSK to finance the extension were classified in other current liabilities for $1,046,000 and long term liabilities for $5,575,000. The liability is amortized on a pro-rata basis over the expected life of the assets and proportionally based on funding received compared with the total value of the related assets. This amortization is reflected as an offset of the depreciation of the related assets (see Note 11).
In May 2008, Flamel and GSK signed an amendment to the original supply agreement, extending the supply of commercial supplies of the product through to end of 2010.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Wyeth Pharmaceuticals
On September 12, 2007 the Company entered into a development and license agreement with Wyeth Pharmaceuticals, (‘Wyeth’) whereby the Company agreed to license its Medusa technology for the development and licensing of a marketed protein. The Company received an upfront fee and may receive development fees, milestones and royalties on the product. On September 2, 2008 Wyeth confirmed their intention to pursue the development and license agreement triggering a $500,000 payment.
In consideration of this agreement, the Company recognized research and development revenues of $349,000 and $153,000 of amortization of the initial up-front payment in 2007.
In 2008, the Company recognized research and development revenues of $1,479,000. The Company also recognized $528,000 of amortization of the up-front payment.
Merck-Serono
On December 20, 2007 Flamel Technologies entered into a relationship with Merck-Serono, a division of Merck KGaA, to investigate the applicability of Flamel’s Medusa technology for the extended release of a therapeutic protein of Merck-Serono’s portfolio.
In consideration of the agreement signed in 2007, Merck-Serono made an upfront payment of $2.7 million for investigating the therapeutic protein, which has been amortized over the initial feasibility period. The Company recognized research and development revenues of $78,000 in 2007 being amortization of the initial up-front payment.
In 2008, the Company recognized research and development revenues of $2,957,000. The Company also recognized $735,000 of milestone payment and $2,521,000 of amortization of the initial up-front payment.
Pfizer Inc
The company has entered into a research collaboration with Pfizer Inc to assess the applicability of the Medusa platform to certain molecules in development. Under this collaboration, the Company recognized research and development revenues of $1,401,000 in 2008.
Corning
In December 1998, the Company signed a long-term research and product development agreement with Corning France and Corning Incorporated. Pursuant to the terms of this agreement, Flamel receives royalties on the sales of Corning products that utilize Flamel’s innovations.
The Company also recognized royalties on Corning’s sales of $674,000 in 2006, $636,000 in 2007 and $581,000 in 2008.
Others
The Company recognized license and research and development revenues on several feasibility studies with undisclosed partners for an amount of $4,427,000 in 2006, $3,705,000 in 2007 and $2,556,000 in 2008.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
4. Stock based compensation :
4.1 Adoption of SFAS 123R
With effect on January 1, 2006 the Company has applied the provisions of FAS 123R in accounting for its stock based compensation. The fair value of each option and warrant granted during the year is estimated on the date of grant using the Black-Scholes option pricing model. Option valuation models require the input of subjective assumptions and these assumptions can vary over time. The weighted-average assumptions on grants made in each of the following years were:

	2006	2007	2008

Weighted-average expected life (years)	4.36	1.71	3.73
Expected volatility rate	52.5%	52.7%	61.5%
Expected dividend yield	—	—	—
Risk-free interest rate	4.66%	4.83%	2.57%
Forfeiture rate	5%	5%	5%
Since no stock options were granted in 2007, the weighted-average expected life for 2007 results solely from the grant of warrants, whose expected life is shorter than that of stock options in accordance with conditions for vesting and exercise as defined at time of grant, see Note 16.3 and 16.4.
We base our determination of expected volatility predominantly on the implied volatility of our traded options with consideration of our historical volatilities. The expected life is computed using the “simplified method” as provided by the Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin n°107. Under this method, the expected life equals the arithmetic average of the vesting term and the original contractual life of the options. As of January 1, 2008, the Company has adopted SAB 110 for all new grants. Given the limited historical data and the grant of stock options and warrants to a limited population , the simplified method has been used to calculate the expected life.
Stock based compensation expense recognized under SFAS123R was as follows:

(In thousands of U.S dollars except per	Options			Free of charge share awards			Warrants			Total
share data)	2006	2007	2008	2006	2007	2008	2006	2007	2008	2006	2007	2008

Research and development	3,662	4,598	2,691	56	1,220	1,454	203	(88)	(5)	3,921	5,730	4,141
Cost of goods sold	144	234	150	10	223	285	—	—	—	154	457	434
Selling, general and administrative	3,581	4,542	2,412	13	317	642	2,319	958	657	5,914	5,817	3,711

Total stock-based compensation expense	7,387	9,374	5,253	79	1,760	2,381	2,522	870	652	9,989	12,004	8,286

Effect on earnings per share
Basic	0.31	0.39	0.22	0.00	0.07	0.10	0.11	0.04	0.03	0.42	0.50	0.34

Diluted	0.31	0.39	0.22	0.00	0.07	0.10	0.11	0.04	0.03	0.42	0.50	0.34
As of December 31, 2008, the projected compensation expense related to non vested options or warrants amounted to $5,320,000 and is expected to be recognized over a weighted average period of 1.26 years.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
4.2 Warrants
The summary of warrants activity is as follows:

		Weighted Average	Weighted Average
	Warrants	Exercise Price in U.S	Exercise Price in
	Outstanding	dollars [1]	Euros
Balance at January 1, 2006	40,000	$16.18	€12.34
Warrants granted	365,000	$19.25	€15.78
Warrants exercised	27,000	$17.44	€14.24
Balance at December 31, 2006	378,000	$19.05	€15.53
Warrants granted	125,000	$27.83	€20.54
Warrants cancelled	2,500	$16.18	€12.34
Balance at December 31, 2007	500,500	$21.26	€16.80
Warrants granted	250,000	$10.20	€6.57
Warrants cancelled	203,833	$19.27	€15.64
Balance at December 31, 2008	546,667	$16.94	€12.55

[1] Historical exchange rate at date of grant No warrants were exercised in 2007 and 2008.
Exercise prices and intrinsic value for warrants outstanding as of December 31, 2008 were as follows:

	Warrants Outstanding				Warrants Exercisable
		Weighted	Weighted	Weighted		Weighted
		average	average	average		average
Range of		remaining	exercise	intrinsic		exercise	Weighted average
exercise prices	Number of	contractual	price in	value in	Number of	price in	intrinsic value in
in euros	shares	life	euros	euros	shares	euros	euros
0 to 12.34	280,500	3.16	7.20	—	30,500	12.34	—
14.60 to 14.91	100,000	0.45	14.60	—	100,000	14.60	—
20.07 to 20.54	166,167	0.94	20.35	—	166,167	20.35	—
	546,667	1.97	12.55	—	296,667	17.59	—

The total fair value of warrants vested during 2007 amounted to €878,000 or $1,204,000 (average exchange rate of the year).
The total fair value of warrants vested during 2008 amounted to €492,000 or $724,000 (average exchange rate of the year).
Intrinsic value represents the variance between the share price and the exercise price. As of December 31, 2008 the share price was less than the exercise prices of the warrants, accordingly intrinsic value was zero for each warrant outstanding or exercisable.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
4.3 Stock Options
     The activity under the option plans is as follows:

			Weighted Average	Weighted Average
	Shares Available	Options Granted	Exercise Price in	Exercise Price in
	for Grant	and Outstanding	U.S dollars[1]	Euros
Balance at January 1, 2006	797,500	3,425,000	$13.69	€11.31

Options authorized	—	—	—	—
Granted	(483,750)	483,750	$28.81	€22.33
Exercised	—	(257,000)	$4.74	€4.39
Forfeited	32,500	(122,500)	$18.82	€14.95

Balance at December 31, 2006	346,250	3,529,250	$16.23	€13.18

Options authorized	500,000	—	—	—
Granted	—	—	—	—
Exercised	—	(61,000)	$2.33	€2.48
Forfeited	219,500	(255,500)	$17.73	€14.06

Balance at December 31, 2007	1,065,750	3,212,750	$16.37	€13.31

Options authorized		—	—	—
Granted	(125,000)	125,000	$5.17	€4.03
Exercised	—	(55,010)	$2.36	€2.36
Forfeited	(565,750)	(477,750)	$18.18	€14.68

Balance at December 31, 2008	375,000	2,804,990	$15.84	€12.88

[1] Historical exchange rate at date of grant
The total intrinsic value of options exercised during 2007 amounted to €951,000 or $1,285,000 (historical exchange rate at date of exercise).
The total intrinsic value of options exercised during 2008 amounted to €181,000 or $267,000 (historical exchange rate at date of exercise).
Stock options outstanding at December 31, 2008, which expire from 2010 to 2018 had exercise prices ranging from €1.09 to € 25.39. The weighted average remaining contractual life of all options is 5.81 years. As of December 31, 2008, there were 2,804,990 outstanding options at a weighted average exercise price of €12.88, of which 2,247,740 were exercisable at a weighted average price of €12.39. Exercise prices and intrinsic value for options outstanding as of December 31, 2008 were as follows:

	Stock Options Outstanding				Stock Options Exercisable
		Weighted		Weighted
		average	Weighted	average		Weighted	Weighted
		remaining	average	intrinsic		average	average
Range of exercise	Number of	contractual	exercise price	value in	Number of	exercise price	intrinsic value
prices in euros	shares	life	in euros	euros	shares	in euros	in euros
0 to 1.36	53,000	2.73	1.09	1.73	53,000	1.09	1.73
2.33 to 2.77	255,000	3.13	2.43	0.38	255,000	2.43	0.38
4.03 to 4.86	399,000	3.58	4.27	—	274,000	4.37	—
6.40 to 7.58	125,000	1.89	6.78	—	125,000	6.78	—
9.88 to 12.02	193,500	5.53	11.10	—	171,500	11.06	—
12.86 to 16.23	1,163,990	6.63	14.47	—	913,740	14.50	—
19.2 to 25.39	615,500	6.48	22.60	—	455,500	21.92	—

	2,804,990	5.78	12.88	0.61	2,247,740	12.39	0.61

The total fair value of options vested during 2007 amounted to €6,782,000 or $9,296,000 (average exchange rate of the year).

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The total fair value of options vested during 2008 amounted to €4,027,000 or $5,922,000 (average exchange rate of the year).
The aggregate intrinsic value of options outstanding or exercisable amounted to €189,000 or $263,000 (exchange rate at date of balance sheet).
4.4 Free share award
The activity under the free share award plans is as follows:

		Free of Charge
	Free of Charge	Share Award	Weighted Average
	Share Award	Granted and	Fair Value in U.S	Weighted Average
	Available for Grant	Outstanding	dollars[1]	Fair Value in Euros
Balance at January 1, 2006	200,000

Granted	(106,000)	106,000	$33.46	€25.39

Balance at December 31, 2006	94,000	106,000	$33.46	€25.39

Authorized	200,000
Granted	(130,000)	130,000	$8.54	€5.80
Forfeited	1,450	(1,450)	$33.46	€25.39

Balance at December 31, 2007	165,450	234,550	$19.64	€14.53

Options authorized	200,000
Granted	(250,000)	250,000	$5.88	€4.37
Exercised	—	(98,750)	$33.46	€25.39
Forfeited	12,100	(12,100)	$20.48	€15.19

Balance at December 31, 2008	127,550	373,700	$6.42	€4.69

[1] Historical exchange rate at date of grant
As of December 31, 2007 the total fair value (or intrinsic value) of FreeShare Award outstanding amounted to €3,409,000 or $4,608,000 (historical exchange rate at date of grant).
As of December 31, 2008 the total fair value (or intrinsic value) of Free Share Award outstanding amounted to €1,753,000 or $2,399,000 (historical exchange rate at date of grant).
5. Cash and Cash Equivalents:
Cash consists of cash on deposit and fixed term investments held in several major banks, and cash on hand. The components of cash and cash equivalents were as follows:

	December 31,
(In thousands of U.S. dollars)	2007	2008
HSBC	$13,968	$7,573
Credit Lyonnais	17	38
Credit Agricole	4,796	19,217
Barclays Bank	7,438	—
Other	94	192

Total cash and cash equivalents	$26,313	$27,021

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2008 cash and cash equivalents included fixed term deposits for $18,100,000 with maturities of less than ninety days.
6. Marketable securities:
Marketable securities are classified as available-for-sale securities and are recorded at fair market value. Unrealized gains and losses are recorded as other comprehensive income in shareholder’s equity, net of income tax effects.
For the year ended December 31, 2007 marketable securities amounted to $14,749,000. For the year ended December 31, 2008 marketable securities amounted to $10,058,000.
As of December 31, 2006, December 31, 2007 and December 31, 2008 there were no unrealized gains or losses.

					Unrealized Gains
	Fair value		Value at cost		(Losses)
(in thousands of U.S dollars)	2007	2008	2007	2008	2007	2008
Credit Agricole securities	4,739	3,359	4,739	3,359	—	—
Credit Lyonnais securities	79	47	79	47	—	—
HSBC securities	9,931	6,651	9,931	6,651	—	—

Total	14,749	10,057	14,749	10,057	—	—

Gross realized gains on sales of these available-for-sale securities amounted to $1,337,000, $318,000 and $329,000 for the years ended December 31, 2006, 2007 and 2008 respectively.

	Proceeds from sales		Purchase of securities		Gross gains (Losses)
(in thousands of U.S dollars)	2007	2008	2007	2008	2007	2008
Credit Agricole securities	40,034	27,295	42,753	25,962	111	149
Credit Lyonnais securities	327	413	292	380	2	3
HSBC securities	40,635	47,508	46,818	44,440	171	175
Barclays securities	13,711	—	6,851	—	34	—

Total	94,707	75,216	96,714	70,782	318	327

7. Inventory:
The components of inventories were as follows:

	December 31,
(In thousands of U.S. dollars)	2007	2008
Raw materials	2,676	2,272
Finished goods	535	781
Provision for inventory obsolescence	(1,439)	(1,216)

Inventories, net	1,771	1,837

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
8. Prepaid expenses and other current assets
The components of prepaid expenses and other current assets were as follows:

	December 31,
(In thousands of U.S. dollars)	2007	2008
Prepaid expenses	845	664
Valued-added tax recoverable	1,662	1,226
Advance to suppliers	293	291

Total Prepaid expenses and other current assets	2,800	2,181

9. Property and Equipment:
The components of property and equipment were as follows:

	December 31,
(In thousands of U.S. dollars)	2007	2008
Land and buildings	6,627	10,895
Laboratory equipment	26,101	30,542
Office and computer equipment	3,853	3,856
Furniture, fixtures and fittings	16,053	20,218
Construction in progress	15,731	—

Total property and equipment	68,365	65,511
Less accumulated depreciation and amortization	(33,225)	(37,910)

Property and equipment, net	35,140	27,601

Depreciation expense related to property and equipment amounted to $5,639,000, $6,198,000 and $7,249,000 for the years ended December 31, 2006, 2007 and 2008, respectively.
Property and Equipment include costs of $1,844,000 and $1,559,000 at December 31, 2007 and 2008 that are related to capitalized lease assets. Accumulated amortization of these leased assets was approximately $1,818,000 and $1,453,000 at December 31, 2007 and 2008, respectively. Depreciation expense on assets held under capital leases is included in total depreciation expense for the years ended December 31, 2006, 2007 and 2008 and amounted to $499,000, $315,000and $65,000 respectively.
Construction in progress of $15,731,000 at December 31, 2007 was mainly related to our ongoing expansion of production and development facilities at our site in Pessac. The facilities were finalized in the first quarter of 2008.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
10. Accrued Expenses:
Accrued expenses consist mainly of expenses related to bonuses, paid vacations, compensatory leaves and related social charges.
Accrued expenses comprises of the following:

	December 31,
(In thousands of U.S. dollars)	2007	2008
Accrued compensation	1,703	2,499
Accrued social charges	3,666	3,406

Total accrued expenses	5,369	5,905

11. Other current and Long Term liabilities:
     11.1. Other current liabilities:
Other current liabilities comprise the following:

	December 31,
(In thousands of U.S. dollars)	2007	2008
Funding from partner GSK short term	1,805	1,813
R&D credit tax financing short term	—	4,272
Provision for costs	2,091	11
Conditional grants short term	1,362	—
Withholding tax	236	—
Employee service award provision short term	129	284
Valued-added tax payable	252	72

Total Other current liabilities	5,875	6,452

In connection with the supply agreement with GSK (see Note 3), the Company received funds to finance facilities related assets. As of December 2006 the Company had received all installments due under the agreement. A total of $8,188,000 has been spent on the acquisition of buildings and fixtures and a total of $11,138,000 has been spent on behalf of GSK for the purchase of production equipment. As of December 31, 2008 the funds received from GSK to finance the acquisition of assets owned by Flamel are classified as a current liability for $767,000 and as a long term liability for $5,919,000. In July 2006, Flamel and GSK entered into a side agreement to the original agreement whereby GSK will partially sponsor the extension of the Micropump development facility (see Note 3). This facility was completed in March 2008. As of December 31, 2007, the Company had received all installments from GSK for financing of this project. The total installments amounted to $8,097,000. As of December 31, 2008, the funds received from GSK are classified as a current liability for $1,046,000 and as a long term liability for $5,575,000 (see Note 11.2).
The liability is amortized on a pro-rata basis over the expected life of the related assets and reflected as an offset of the depreciation of the related assets (see Note 3).
The provision for costs of $2.1 million in 2007 results from the consequence of the departure of the Chairman, CEO and founder of Flamel Technologies and related parties. These costs include French social security contributions associated with the exercise of stock options. As of December 31, 2008 this provision has been reversed due to the extinguishment of the associated risk.
The Service award provision is accrued over the respective service period (5, 10 and 15 years) using actuarial assumptions and calculations as for the lump sum retirement indemnity (see Note 18).

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2007 the provision for service award amounted to $1,541,000 of which $129,000 is short term. For the year ended December 31, 2008 the provision amounted to $1,627,000 of which $284,000 is short term.
In December 2008, the Company obtained an advance from OSEO, a governmental agency supporting innovation, for $8,013,000 secured against the research tax credits due to the company by the tax authorities for expenditure incurred in 2005, 2006 and 2007 (see Note 17). Two advances have been obtained. The first amounts to $4,272,000 and is secured against the research tax credit from 2005 amounting to $5,114,000. The advance matures in one year. The second amounts to $3,741,000 and is secured against the the research credit tax from 2006 and 2007 totaling $4,880,000. This advance matures in two years, with a possibility to renew the financing. The interest rate applied is the monthly average of the Euro Interbank Offered Rate (EURIBOR) plus 0.8%. The funding is classified as a short term liability for $4,272,000 and as a long term liability for $3,741,000.
     11.2. Other long term liabilities
Other long term liabilities are composed of the following:

	December 31,
(In thousands of U.S. dollars)	2007	2008
Funding from partner GSK long term	14,307	11,494
Conditional grants	1,372	1,819
Provision for retirement indemnity (see note 19)	1,450	1,649
R&D credit tax financing long term (see note 11.1)	—	3,741
Employee service award provision long term	1,412	1,343
Other	498	448

Total Other long term liabilities	19,039	20,494

Funding from partner GSK long term amounted to $5,919,000 in connection with the supply agreement signed in December 2004 and relates to the acquisition of buildings and fixtures (see Note 11.1) and $5,575,000 in connection with the side agreement to the original agreement, signed in July 2006.
Conditional grants of $1.4 million in 2007 and $1.8 million in 2008 were received from local authorities to partly finance investments at Pessac. The grants are conditional on completion of the total investment programme and ongoing employment at the facilities for a period of three to five years. The Company recognizes conditional grants as an offset to operating expenses once all conditions stated in the grant have been met. As of December 31, 2008 the Company recognized such grants for an amount of $1,360,000.
12. Deferred Revenue:
Current portion of deferred revenue comprises of upfront licensing fees which are recognized over the development period of the contract. For the year ended December 31, 2007 deferred revenues amounted to $3,284,000 and $999,000 for the year ended December 31, 2008.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13. Long-term Debt:
Long-term debt comprises:

	December 31,
(In thousands of U.S. dollars)	2007	2008
Anvar loans (a) :
Asacard program	953	901
French Ministry of Industry (b)	2,171	2,052

Total	3,124	2,953

Current portion	724	684

Long-term portion	2,400	2,269

(a)	OSEO Anvar is an agency of the French government that provides financing to French companies for research and development. At December 31, 2007 and 2008, the Company had outstanding loans from Anvar of $953,000 and $901,000, respectively. These loans do not bear interest and are repayable only in the event the research project is technically or commercially successful. In 2006, Anvar agreed a further postponement of the scheduled repayments under the Asacard program. Potential repayment is now scheduled to occur from 2010 through 2013.

(b)	In 2002, the Company received a loan of $464,000 from the French Ministry of Industry on a research project (the “Proteozome” project) related to the development of new Medusa applications. Pursuant to the agreement, the Company is granted a loan equal to 50% of the total expenses incurred on this project over a three-year period beginning on January 2, 2002. The remainder of the advance of $1,707,000 was received in 2005. One third of this loan is due for repayment 2009 with the remainder due in 2011. The loan is non-interest bearing and is repayable only in the event the research project is technically or commercially successful.
Total future payments on long-term debt for the years ending December 31 (assuming the underlying projects are commercially or technically successful for governmental research loans) are as follows:

(In thousands of U.S. dollars)	December 31,
2009	684
2010	149
2011	1,580
2012	276
2013	264

2,953

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
14. Capital lease obligations:
The Company leases certain of its equipment under capital leases. Each lease contract generally has a term of four years with a purchase option of one Euro. No specific restrictions or guarantee provisions are included in the arrangement.
Future payments on capital leases for the years ending December 31 are as follows:

(In thousands of U.S. dollars)	December 31,
2009	82
2010	41
2011	41
2012	25

Total	188

Less amounts representing interest	(24)

Future payments on capital leases	165
Less current portion	69

Long term portion	96

Interest paid in the years ended December 31, 2006, 2007 and 2008 was approximately $31,000, $16,000 and $16,000, respectively.
15. Earnings Per Share:
The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	Year ended December 31,
(In thousands, except per share amounts)	2006	2007	2008
Numerator:

Net income (loss)	$(35,201)	$(37,737)	$(12,084)

Denominator:
Weighted average shares outstanding used for basic earnings (loss) per share	23,811,624	24,024,131	24,081,723

Effect of dilutive securities:
Stock-options and warrants	—	—	—

Weighted average shares outstanding and dilutive securities used for diluted earnings (loss) per share	23,811,624	24,024,131	24,081,723

Basic earnings (loss) per share	$(1.48)	$(1.57)	$(0.50)

Diluted earnings (loss) per share	$(1.48)	$(1.57)	$(0.50)

For the years ended December 31, 2006, 2007 and 2008, the effects of dilutive securities were excluded from the calculation of earnings per share as a net loss was reported in these periods.
Options to purchase 2,544,407 shares of common stock at an average of €13 per share were outstanding during 2008, but were not included in the computation of diluted EPS because the exercise price was greater than the average market price of common shares. The options, which expire in December 2016, were still outstanding at the end of year 2008.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
16. Shareholders’ Equity:
     16.1. Preemptive subscription rights:
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
     16.2. Dividends:
Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception, as the result of an accumulated statutory deficit of approximately $135.3 million at December 31, 2008. Dividend distributions, if any, will be made in euros. The Company has no plans to distribute dividends in the foreseeable future.
     16.3. Warrants:
On March 4, 2005, the Company issued, at a price of €0.01 per warrant, 40,000 warrants to the scientific advisors of the Company giving them the right to subscribe to 40,000 ordinary shares at the price of €12.34 per share. These warrants are subject to vesting for 25% at the subscription and the remainder vest ratably over a three year period. The exercise of these warrants should occur before January 3, 2010. As of December 31, 2008, 7,000 warrants were exercised and 2,500 were forfeited.
The related compensation expense is computed under EITF 96-18 prescriptions.
The effects of applying the fair value method provided in accordance with SFAS 123R are shown in Note 4.
On November 3, 2005, the Company authorized the Directors of the Company, to subscribe to 240,000 warrants for a subscription price of €1.49 per warrant ($1.79). Each warrant is exercisable to purchase one Share at price of €14.91 ($17.88). These warrants are issued for a three-year period and will vest over one year from the date of issuance. As of December 31, 2008 170,750 warrants were subscribed, 150,750 were cancelled and 20,000 warrants were exercised.
On March 2, 2006, the Company authorized the Directors, to subscribe to 69,250 warrants for a subscription price of €2.0 per warrant ($2.40). Each warrant is exercisable to purchase one Share at price of €20.07 ($23.99). These warrants were subscribed in April 2006. As of December 31, 2008, 3,083 warrants were cancelled.
On June 12, 2006, the Company authorized the Directors of the Company, to subscribe to 125,000 warrants for a subscription price of €1.46 per warrant ($1.84). Each warrant is exercisable to purchase one Share at a price of €14.6 ($18.48). These warrants are issued for a three-year period and will vest over one year from the date of issuance. These warrants were subscribed in July and August 2006. As of December 31, 2008, 25,000 warrants were cancelled.
On May 15, 2007, the Company authorized the Directors of the Company, to subscribe to 125,000 warrants for a subscription price of €2.16 per warrant ($2.93). Each warrant is exercisable to purchase one Share at a price of €20.54 ($27.83). These warrants are issued for a three-year period and will vest over one year from the date of issuance. These warrants were subscribed in June 2007. As of December 31, 2008, 25,000 warrants were cancelled.
On June 3, 2008 the Company authorized the Directors of the Company, to subscribe to 250,000 warrants for a subscription price of €0.91 per warrant ($1.42). Each warrant is exercisable to purchase one Share at a price of €6.57 ($10.20). These warrants are issued for a four-year period and will vest over one year from the date of issuance. These warrants were subscribed in June 2008.
On exercise of warrants by beneficiaries, the Company issues new shares.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     16.4. Stock options:
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
The Company recorded a liability in 2005 for social charges arising from exercise of stock options by employees having left the Company and for which the underlying shares have been sold within four years of the option being granted (see Note 11.1). The Company has instituted an internal rule whereby, whilst remaining an employee of the Company, an individual may not sell the underlying share within four years of the option being granted.
In December 2007, the French parliament adopted a law that requires French companies to pay an additional social security contribution of 10% for each option granted, based on either the fair value of the option or 25% of share price at date of grant. This is applicable on all options granted since October 16, 2007.
On exercise of stock options by beneficiaries, the Company issues new shares.
     16.5 Free Share Awards
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
On June 3, 2008, the shareholders of the Company authorized the issue of new shares which authorizes the Board of Directors to award and issue up to 200,000 shares free of charge to officers and employees of the Company as compensation for services rendered. Under the terms of the awards the shares are definitively owned by the beneficiaries two years following their allocation and the Company issues new shares. The beneficiaries are required to retain the shares for two additional years.
In December 2007, the French parliament adopted a law that requires French companies to pay an additional social contribution of 10% for each share granted, based on the share price at date of grant.
On December 12, 2006 the Company granted 106,000 free share awards to officers and employees. On December 13, 2008, the Company issued 98,750 new shares related to this grant.
On December 11, 2007 the Company granted 130,000 free share awards to officers and employees.
On December 10, 2008 the Company granted 250,000 free share awards to officers and employees.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
16.6. Accumulated other comprehensive income:
The components of accumulated other comprehensive income are as follows:

	December 31,
(In thousands of U.S. dollars)	2007	2008
Foreign currency translation	14,085	12,150

Total	14,085	12,150

17. Income taxes :
Income (loss) before income taxes comprises the following:

	Year ended December 31,
(in thousands of U.S. dollars)	2006	2007	2008
France	($37,319)	($39,431)	($18,562)
A reconciliation of income tax benefit (provision) computed at the French statutory rate ( 33.33%) to the income tax benefit is as follows:

(in thousands of U.S. dollars)	2006	2007	2008
Income tax benefit (provision) computed at the French statutory rate	12,438	13,142	6,187
Deferred Tax Allowance	(12,438)	(13,142)	(6,187)
Withholding tax	—	(594)	(500)
Research tax credits	2,118	2,288	6,978
Minimum tax payable	—	—	—

Total	2,118	1,694	6,478

Income tax benefits amounted to $2,118,000 in 2006 and were principally related to the research and development tax credit recorded. In 2007, the research tax credit amounted to $2,288,000 and $6,978,000 in 2008.
License fees, milestone and royalties payments may be subject to a withholding tax depending on the tax rules of the country in which the licensee is located. In 2007 and 2008, withholding tax relates to royalties received from GSK in accordance with the license agreement.
Since our subsidiary realizes no taxable income, the Company does not incur any income taxes under United States jurisdiction.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Significant components of the Company’s deferred taxes consist of the following:

	December 31,
(In thousands of U.S. dollars)	2007	2008
Deferred income tax assets:
Net French taxable operating loss carry-forwards (not utilized)	42,056	45,266
Other deferred income tax assets	3,684	3,528
Valuation allowance	(45,740)	(48,593)
Net deferred income tax assets	166	201
Deferred income tax liabilities	(166)	(201)

Deferred income taxes, net	—	—

The Company has provided valuation allowances covering 100% of net deferred tax assets due to the Company’s history of losses.
As of December 31, 2008, the Company had $135,811,000 in French net operating losses carry-forwards which have no expiration date.
The increase in available net operating losses carry-forwards in 2008 is due to a tax loss of $17,457,000. The French government provides tax credits to companies for spending on innovative research and development. Income tax benefits correspond to these French research tax credits, which are credited against income taxes payable in each of the four years after being incurred or, if not so utilized, are recoverable in cash. As of December 31, 2008, Flamel had total research tax credits receivable of $15,994,000. In December 2008, the Company obtained an advance from OSEO, a governmental agency supporting innovation, secured against the Research tax credits generated in fiscal years 2005, 2006 and 2007 (see Note 11.1) Generally, if these credits are not applied against future income taxes, they will be received as cash payments in the fourth year after the credit is earned in accordance with the following timetable:

(In thousands of U.S. dollars)	December 31,
2009	11,114

Total current portion	11,114
2010	2,480
2011	2,400

Total long term portion	4,880

Total	15,994

18. Employee Retirement plans:
In accordance with French law, post-retirement benefits for most of the Company’s employees are sponsored by the relevant government agencies in France. The Company’s liability with respect to these plans is generally limited to specific monthly payroll deductions. Consequently, there is no additional liability in connection with these plans. Expenses recognized for these plans were $1,690,000 in 2008, $1,609,000 in 2007 and $1,538,000 in 2006.
French law requires the Company to provide for the payment of a lump sum retirement indemnity to French employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. The Company’s benefit obligation was $1,649,000, $1,450,000, $914,000 as of December 31, 2008, 2007 and 2006, respectively. The increase in the balance is the result of increases to the obligation for service and interest cost, adjusted by the actuarial valuation and the overall impact of the translation of this euro-denominated obligation to U.S. dollars. Any actuarial gains or losses are recognized in the period when they occur.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In 2008, the French Government reinforced legislation regarding an employers ability to make employees retire. As such the retirement indemnity has been calculated on the assumption of voluntary retirement and the impact on the benefit obligation was recognized as an actuarial loss.
The benefit obligation is calculated as the present value of estimated future benefits to be paid, using the following assumptions:

	2006	2007	2008
Average increase of salaries	3%	3%	3%
Discounted interest rate	4.5%	5.5%	5.5%
Turn over	average of the last 4 years	average of the last 4 years	actuarial standard and average of the last 5 years
Age of retirement	65 years	65 years	60 to 65 years
			actuarial standard based
			on age and professional
			status
Changes in the funded status of the benefit plans were as follows:

	December 31,
In thousands of U.S. dollars	2007	2008
Benefit obligations at beginning of year	913	1,450
Service cost	97	131
Interest cost	43	80
Benefits paids	(39)	(143)
Actuarial loss (gain)	299	226
Exchange rate changes	137	(95)

Benefit obligations at end of year	1,450	1,649

	December 31,
Change in plan assets	2007	2008
Fair value of plan assets at beginning of year	—	—
Employer contributions	39	143
Benefits paid	(39)	(143)
Fair value of plan assets at end of year	—	—

	December 31,
Reconciliation of funded status	2007	2008
Fair value of plan assets	—	—
Benefit obligations	1,450	1,649
Funded status (plan assets less benefit obligations)	(1,450)	(1,649)

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The future expected benefits to be paid over the next five years and for the five years thereafter is as follows:

Future expected payment of benefits:	Year Ending:
In thousands of U.S. dollars	12/31/2009	29
	12/31/2010	51
	12/31/2011	84
	12/31/2012	338
	12/31/2013	85
	Next 5 Years	989
In the United States, the Company sponsors a defined contribution retirement plan for its employees located in the United States. The contribution is the lesser of 25% of an employee’s wages or $46,000 in 2008. The Company made contributions of approximately $82,000 in 2008, $79,000 in 2007 and $40,000 in 2006.
19. Fair value of financial instruments:
At December 31, 2007 and 2008, the carrying values of financial instruments such as cash and cash equivalents, trade receivables and payables, other receivables and accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments.
As noted in Note 6, the company calculates fair value for its marketable securities based on quoted market prices for identical assets and liabilities which represents Level 1 of SFAS 157 fair value hierarchy.
At December 31, 2007 and 2008, the fair value of long-term debt with carrying value of $3,124,000 and $2,953,000 was estimated to be $2,718,000 and $2,892,000, respectively. Fair value was determined based on expected future cash flows, discounted at market interest rates.
20. Commitments and Contingencies:
20.1. Capital leases
The Company currently has commitments regarding capital leases as described in Note 14.
20.2. Operating leases
The Company leases its facilities and certain equipment under non cancelable operating leases, which expire through 2015. Future minimum lease payments under operating leases due for the fiscal years ending December 31, 2008 are as follows:

(In thousands of U.S. dollars)	December 31,
2009	1,106
2010	956
2011	903
2012	805
2013	397
Thereafter	356

TOTAL	4,523
Rental expense for the years ended December 31, 2006, 2007 and 2008 was approximately, $1,300,000, $1,388,000 and $1,381,000 respectively.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
20.3. Litigation
While the Company may be engaged in various claims and legal proceedings in the ordinary course of business, the Company is not involved (whether as a defendant or otherwise) in and has no knowledge of any threat of, any litigation, arbitration or administrative or other proceeding which would have a material adverse effect on on the results of its operations, cash flows, or financial position as of December 31, 2008, and for the year then ended.
On November 9, 2007 a putative class action was filed in the United States District Court for the Southern District of New York against the Company and certain of its current and former officers entitled Billhofer v. Flamel Technologies, et al. The complaint purports to allege claims arising under the Securities Exchange Act of 1934 based on certain public statements by the Company concerning, among other things, a clinical trial involving Coreg CR and seeks the award of damages in an unspecified amount. By Order dated February 11, 2008, the Court appointed a lead plaintiff and lead counsel in the action. Pursuant to an agreed-upon scheduling order, the lead plaintiff, on March 27, 2008, filed an amended complaint which continued to name as defendants the Company and certain previously named officers and directors but omitted other persons who had initially been sued and asserted the same claims based on the same events as alleged in the initial complaint. On May 12, 2008, the Company filed a motion to dismiss the entire action with prejudice. That motion has been fully briefed and is awaiting resolution by the Court. None of the individual defendants named in the amended complaint have been served in the action and they did not join in the Company’s motion. The Company intends to vigorously defend itself in the action.
On August 27, 2007, a New York court denied Flamel U.S. jurisdiction in a lawsuit filed against Gérard Soula by the Company. This decision has not had and is not expected to have a materially adverse effect upon the Company.
GlaxoSmithKline (GSK), the company with which we developed Coreg CR, is currently involved in litigation challenging the validity of its patent on the active form carvedilol phosphate. This is one of several patents by which Coreg CR is protected. The litigation arose out of Mutual Pharmaceuticals’ attempt to seek approval of a generic formulation of Coreg CR. GSK has filed a motion to dismiss claims that it had pursued versus Mutual Pharmaceuticals. GSK also filed a motion to stay discovery pending resolution of GSK’s motion to dismiss all claims. Flamel is not party to the litigation, which is being handled solely by GSK. It is too soon to reasonably determine what impact, if any, the litigation may have on Coreg CR. If GSK’s motion to dismiss is granted, it is likely that GSK’s composition of matter patent will not serve as a barrier to Mutual Pharmaceuticals in its efforts to develop a generic product that is competitive with Coreg CR. There are other separate and unrelated defenses for Coreg CR, such as the Hatch-Waxman exclusivity period, which lasts until April 2010, during which time applications from generic competitors, including Mutual Pharmaceuticals, cannot be approved by the FDA.
21. Industry and geographic information:
The Company operates in one segment, the development and commercialization of controlled-release therapeutic products based on its proprietary polymer based technology.
Revenues from GSK represented 86% of total revenues in 2007 and 68% in 2008.
Operations outside of France consist principally of the operations of the U.S. subsidiary, which had no sales to third parties in 2006, 2007 or 2008.

FLAMEL TECHNOLOGIES S.A
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Revenues by geographic location of customers are as follows:

	As of December 31,
(in thousands of U.S. dollars)	2006	2007	2008
Revenues
United Kingdom	5,832	20,064	15,035
USA	16,385	15,278	9,219
France	699	1,234	1,472
Other	104	78	12,893

Total Revenues	23,020	36,654	38,619

The following is a summary of long-lived assets by geographic location:

	As of December 31,
(in thousands of U.S. dollars)	2007	2008
Long-lived assets:
USA	$53	$20
France	$45,238	$32,652

Total long-lived assets	$45,291	$32,672

22. Subsequent Events:
On February 16, 2009, Merck Serono exercised their option to license the Medusa platform for the development of the afore mentioned protein, triggering payment of € 5 million. Pursuant to the license, Merck Serono will pay all future development costs for the program as well as payments upon achievement of certain clinical and regulatory milestones and royalties upon any eventual sales of the product.

SIGNATURES
          The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FLAMEL TECHNOLOGIES S.A. (Registrant)
/s/ Stephen H. Willard
Stephen H. Willard
Chief Executive Officer
Date: May 18, 2009

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Revised Statuts or bye laws of the Company (Filed herewith)

2.1	Deposit Agreement among Flamel, The Bank of New York, as Depositary, and holders from time to time of American Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt) (1)

8.1	List of Subsidiaries (Filed herewith)

11.1	Code of Ethics for CEO (Directeur Général), Delegated Managing Directors (Directeurs Generaux Delegues) and Senior Financial Officers (2)

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith)

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith)

13.1	Certification of the Chief Executive Officer pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Furnished herewith)

13.2	Certification of the Principal Financial Officer pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Furnished herewith)

23.1	Consent of PricewaterhouseCoopers Audit. (Filed herewith)

23.2	Consent of Ernst & Young Audit (Filed herewith)

(1)	Incorporated by reference to Post-Effective Amendment No. 1 to the Company’s registration statement on Form F-6 filed July 26, 2001, as amended (No. 333-12790).

(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on April 26, 2004.
The registrant undertakes to provide to each shareholder requesting the same a copy of each exhibit referred to herein upon payment of a reasonable fee limited to the registrant’s reasonable expenses in furnishing such exhibit.