Form 20-F
period 2010-12-31
FLAMEL TECHNOLOGIES SA
filed 2011-06-10
CIK 1012477

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

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

Parc Club du Moulin a Vent
33, avenue du Docteur Georges Levy
69693 Vénissieux Cedex France

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Ordinary Shares, nominal value 0.122 Euros per share, represented by American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Ordinary Share	Name of Exchange on which Registered NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act. None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

24, 645,650 Ordinary Shares, nominal value 0.122 Euros per Ordinary Share

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

•
our collaborative arrangements may give rise to disputes over commercial terms, contract interpretation and ownership of our intellectual property and may adversely affect the commercial success of our products.

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

•	we may face product liability claims related to participation in clinical trials or the use or misuse of our products or third party products that incorporate our technologies.

•	if we use biological and hazardous materials in a manner that causes injury, we may be liable for significant damages.

•	our share price has been volatile and may continue to be volatile.

•	because we have a limited operating history, investors in our shares may have difficulty evaluating our prospects.

•	if we are not profitable in the future, the value of our shares may fall.

•	our operating results may fluctuate, which may adversely affect our share price.

•	we currently do not intend to pay dividends, and cannot assure shareholders that we will make dividend payments in the future.

•	our largest shareholders own a significant percentage of the share capital and voting rights of the Company.

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

ITEM 2. Offer Statistics and Expected Timetable

Not applicable.

ITEM 3. Key Information

Selected Financial Data

The selected consolidated financial data as of and for each of the five years ended December 31, 2010 are derived from the Consolidated Financial Statements of the Company, which have been prepared in accordance with U.S. GAAP and audited by  an independent registered accounting firm with the Public Company Accounting Oversight Board (United States). The selected consolidated financial data of the Company set forth below are qualified by reference to, and should be read in conjunction with, ‘Item 5. Operating and Financial Review and Prospects’ and the Consolidated Financial Statements and the Notes related thereto appearing elsewhere in this annual report.

Statement of Operations Data*:
	2006	2007	2008	2009	2010

Revenues	23,020	36,654	38,619	42,118	37,094
Cost and Expenses	(59,740)	(75,215)	(51,801)	(53,871)	(46,934)
Income (Loss) from Operations	(36,720)	(38,561)	(13,182)	(11,753)	(9,840)
Interest and foreign exchange gain (loss), net	1,388	1,221	1,417	342	549
Other income	131	197	181	(28)	525
Income (loss) before income tax	(35,201)	(37,143)	(11,584)	(11,439)	(8,766)
Income tax benefit (expense)	-	(594)	(500)	-	(209)
Net income (loss)	(35,201)	(37,737)	(12,084)	(11,439)	(8,975)
Income (Loss) from Operations per ordinary share	$(1.54)	$(1.61)	$(0.55)	$(0.49)	$(0.40)
Basic earnings (loss) per ordinary share.	$(1.48)	$(1.57)	$(0.50)	$(0.47)	$(0.37)
Diluted earnings (loss) per ordinary share	$(1.48)	$(1.57)	$(0.50)	$(0.47)	$(0.37)
Basic weighted average number of shares outstanding (in thousands).	23,812	24,024	24,082	24,225	24,411
Diluted weighted average number of shares outstanding (in thousands)	23,812	24,024	24,082	24,225	24,411
Dividends per share	-	-	-	-	-
 * in thousands of U.S. dollars, except share and per share data

Balance  Sheet Data*:

	2006	2007	2008	2009	2010
Cash, Cash equivalents & marketable securities	$62,771	$41,062	$37,078	$44,068	$31,344
Working capital**	55,465	31,155	38,934	44,185	25,941
Total assets	114,894	101,401	91,861	94,296	74,614
Long term liabilities (excluding deferred revenues)	20,504	21,483	22,859	20,744	15,641
Shareholders’ equity	73,026	54,627	48,546	44,863	36,305

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

Year Ended December 31, Euro to U.S. Dollar:	High	Low	Average Rate1
2010	1.4563	1.1942	1.3268
2009	1.512	1.2555	1.3933
2008	1.599	1.246	1.4706
2007	1.4874	1.2893	1.37064
2006	1.3331	1.1826	1.25567

Previous Six Months, Euro to U.S. Dollar:	High	Low	Average Rate1
May 2011	1.4882	1.4089	1.4349
April 2011	1.4860	1.4141	1.4442
March 2011	1.4211	1.3773	1.399
February 2011	1.3834	1.344	1.364
January 2011	1.3716	1.2903	1.336
December 2010	1.3435	1.3064	1.322

The exchange rate for the Euro against the U.S. dollar as of May 31, 2011, was $1.4385 to € 1.00.  The Company makes no representation that Euro amounts have been, could have been or could be converted into dollars at any of the exchange rates referred to herein as of a given date.

1 Annual totals represent the average of the noon buying rates for Euros of each business day during the relevant period, according to the ‘Banque de France’. Monthly totals represent the average of the noon buying rates for Euros for each business day during the relevant month according to the ‘Banque de France’.

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

We depend on a few customers and partners for the majority of our revenues.  Those customers that individually generated more than 10% of our revenue in 2010 include GlaxoSmithKline 46.8% and Merck Serono, 29.3%.  The termination of our relationship with any of these customers or partners and our failure to broaden our customer base could cause our revenues to decrease significantly and result in losses from our operations.   Further, we may be unable to negotiate favorable business terms with customers and partners that represent a significant portion of our revenues.   If so, our revenues and gross profits, if any, may not grow as expected or may not grow at a rate sufficient to make us profitable.

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

The number of products that our partners successfully develop under these collaborative agreements will affect our revenues.  We cannot control the timing and other aspects of the development or marketing by our pharmaceutical and biotechnology company partners of their products that incorporate our technologies and may not be informed by our partners concerning the timing and other aspects of their development or marketing efforts.  The failure of one or more of our partners to develop successful products that incorporate our technologies or to perform as we expect under our agreements with them could have a material adverse effect on our business, financial condition and results of operations.  We face risks relating to our collaborative agreements, including risks that:

•	our collaborative agreements may not result in any new commercial products;

•	the existing commercial products developed under our collaborative agreements may not be successful;

•	our pharmaceutical and biotechnology company partners may not successfully obtain regulatory approval in a timely manner, or at all, and may not market any commercial products;

•
we cannot control the amount and timing of resources that our pharmaceutical and biotechnology company partners devote to the development or commercialization of products using our technologies or to the marketing and distribution of those products;

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

Even if our technologies appear promising during various stages of development, there may not be successful commercial applications developed for them for a number of reasons, including:

•
the U.S. Food and Drug Administration (FDA), the European Medicines Agency (EMA), the competent authority of an EU Member State or an institutional review board, or our pharmaceutical or biotechnology partners may delay or halt clinical trials;

•	our pharmaceutical or biotechnology partners may face slower than expected rate of patient recruitment and enrollment in clinical trials, or may devote insufficient funding to the clinical trials;

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

To be successful in the highly competitive pharmaceutical industry, we must commit substantial resources each year to research and development in order to develop new products.  In 2010, we spent $28.7  million on research and development.  Our ongoing investments in research and development for future products could result in higher costs without a proportionate increase, or any increase, in revenues.  The research and development process is lengthy and carries a substantial risk of product failure.  If our research and development does not yield sufficient new products that achieve commercial success, our future operating results will be adversely affected.

We depend upon a single site to manufacture our products, and any interruption of operations could have a material adverse effect on our business.

All of our manufacturing currently takes place in our production facilities located in Pessac, France.  A significant interruption of operations at this facility for any reason, such as fire, flood, labor disruptions or other manmade or natural disaster or a failure to obtain or maintain required regulatory approvals, could have a material adverse effect on our business, financial condition and results of operations.  In case of a disruption, we may need to establish alternative manufacturing sources for our products, and this would likely lead to substantial production delays as we build or locate replacement facilities and seek to satisfy necessary regulatory obligations, including obtaining a successful inspection by the FDA, EMA, the competent authorities of EU Member States or our clients.  If this occurs, we may be unable to satisfy contractual obligations with our pharmaceutical or biotechnology partners in a timely manner.

We depend on a limited number of suppliers for certain raw materials used in our products, and any failure to deliver sufficient supplies could interrupt our production process and could have a material adverse affect on our business.

We purchase a number of raw materials used in our products from a limited number of suppliers, including a single supplier for certain key ingredients.  These raw materials include excipients such as celpheres and cellets and active ingredients such as carvedilol phosphate used for the production of Coreg CR microparticles and polyglutamate used in the production of our Medusa polymers. The Company generally has contracts in place with the suppliers of these materials, which are reviewed based on future forecast requirements.  The Company determines minimum inventory levels of these raw materials based on the Company’s goal of holding at least three months of future requirements in inventory.   If the supplies of these materials were interrupted for any reason, our manufacturing and marketing of certain products could be delayed.  These delays could be extensive and expensive, especially in situations where a substitution was not readily available or required regulatory approval.  For example, an alternative supplier may be required to pass an inspection by the FDA, EMA or the competent authorities of EU Member States for compliance with current Good Manufacturing Practices (cGMP) requirements before we may incorporate that supplier’s ingredients into our manufacturing.  We expect to continue relying on our current suppliers for the foreseeable future.  Failure to obtain adequate supplies in a timely manner could have a material adverse effect on our business, financial condition and results of operations.

We depend on key personnel to execute our business plan.  If we cannot attract and retain key personnel, we may not be able to successfully implement our business plan.

Our success depends in large part upon our ability to attract and retain highly qualified personnel.  During our operating history, we have assigned many key responsibilities within our Company to a relatively small number of individuals, each of whom has played key roles in executing various important components of our business.  We do not maintain material key person life insurance for any of our key personnel.  If we lose the services of Stephen H. Willard our Chief Executive Officer, or Rafael Jorda, our Chief Operating Officer, we may have difficulty executing our business plan in the manner we currently anticipate.  Messrs. Willard and Jorda are not subject to employment contracts for a set period of time.  Further, because each of our key personnel plays more than one role in respect of numerous components of our business, the loss of any one or more of such individuals could have an adverse effect on our business.

If our competitors develop and market drug delivery technologies or related products that are more effective than ours, or obtain regulatory approval and market such technology or products before we do, our commercial opportunity will be diminished or eliminated.

Competition in the pharmaceutical and biotechnology industry is intense and is expected to increase.  We compete with academic laboratories, research institutions, universities, joint ventures, and other pharmaceutical and biotechnology companies, including other companies developing drug delivery systems.  Some of these competitors are also our business partners. Our Medusa technology competes with technologies from companies such as Alkermes, Inc., Enzon Pharmaceuticals, Human Genome Sciences, Nektar Therapeutics, Ambrx and SkyePharma, plc. Companies with oral drug delivery technology that can compete with our Micropump technology include Durect, Depomed, Biovail and Andrx Corporation.  We also compete with companies seeking to develop controlled release formulations of scheduled drugs such as Pain Therapeutics as well as generally with other drug delivery, biotechnology and pharmaceutical and biotechnology companies that develop alternative drug delivery technologies or new drug research and testing.

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

Any patent applications that we may have made or may make relating to our potential products, processes and technologies may not result in patents being issued.  Patent law relating to the scope of claims in the pharmaceutical field in which we operate is continually evolving and can be the subject of some uncertainty.  The laws providing patent protection may change in a way that would limit protection.  Our current patents may not be exclusive, valid or enforceable.  They may not protect us against competitors that challenge our patents, such as companies that submit drug marketing applications to the FDA, the EMA, or the competent authorities of EU Member States that rely, at least in part, on safety and efficacy data from our products or our business partners’ products (e.g., abbreviated new drug applications), obtain patents that may have an adverse effect on our ability to conduct business or are able to circumvent our patents.  The scope of any patent protection may not be sufficiently broad to exclude competing products.  Our collaborations with third parties expose us to risks that they will claim intellectual property rights on our inventions or fail to keep our unpatented technology confidential.

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

The degree of market acceptance of any product, technology or product candidate will depend on a number of factors, including:

•	the effectiveness of our marketing strategy;

•	demonstration of the clinical efficacy and safety of the product or technology;

•	the absence of evidence of undesirable side effects that delay or extend trials;

•	the lack of regulatory delays or other regulatory actions;

•	its cost-effectiveness;

•	its potential advantage over alternative treatment methods; and

•	the marketing and distribution support it receives.

If any of our products or technologies fail to achieve market acceptance, our ability to generate revenue will be limited, which would have a material adverse effect on our business.

Our collaborative arrangements may give rise to disputes over commercial terms, contract interpretation and ownership of our intellectual property and may adversely affect the commercial success of our products.

Our business is dependent on our ability to work with customers and partners in collaborative relationships to develop products using our technologies.  We have in the past and expect that in the future we will enter into collaborative arrangements, some of which have been based on less definitive agreements, such as memoranda of understanding, material transfer agreements, options or feasibility agreements.  We may not execute definitive agreements formalizing these arrangements.  Collaborative relationships are generally complex and may give rise to disputes regarding the relative rights, obligations and revenues of the parties, including the ownership of intellectual property and associated rights and obligations, especially when the applicable collaborative provisions have not been fully negotiated and documented.  Such disputes can delay collaborative research, development or commercialization of potential products, and can lead to lengthy, expensive litigation or arbitration.  The terms of collaborative arrangements may also limit or preclude us from developing products or technologies developed pursuant to such collaborations.  Additionally, the collaborators under these arrangements might breach the terms of their respective agreements or fail to prevent infringement of the licensed patents by third parties.  Moreover, negotiating collaborative arrangements often takes considerably longer to conclude than the parties initially anticipate, which could cause us to enter into less favorable agreement terms that delay or defer recovery of our development costs and reduce the funding available to support key programs.

We may be unable to enter into future collaborative arrangements on acceptable terms, which could harm our ability to develop and commercialize our current and potential future products.  Further, even if we do enter into collaboration arrangements, it is possible that our collaborative partners may not choose to develop and commercialize products using our technologies or may not devote sufficient resources to the development and commercial sales of products using our technologies.  Our collaborative arrangements may also limit or preclude us from developing products or technologies that compete with those our collaborators are working on, but they may not necessarily restrict our collaborative partners from competing with us or restrict their ability to market or sell competitive products.  Our current and any future collaborative partners may pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us.  Our collaborative partners may also terminate their collaborative relationships with us or otherwise decide not to proceed with development and commercialization of our products.

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

We enter into collaborative agreements with pharmaceutical and biotechnology companies to apply our drug delivery technologies to drugs developed by others.  Ultimately, we receive license revenues and product development fees, as well as revenues from the sale of products incorporating our technology and royalties.  The drugs to which our drug delivery technologies are applied are generally the property of the pharmaceutical and biotechnology companies.  Those drugs may be the subject of patents or patent applications and other forms of protection owned by the pharmaceutical and biotechnology companies or third parties.  If those patents or other forms of protection expire, are challenged or become ineffective, sales of the drugs by the collaborating pharmaceutical and biotechnology companies may be restricted or may cease.

If our third party collaborative partners face generic competition for their products, our revenues and royalties from such products may be adversely affected.

Some of our third party collaborative partners may utilize our drug delivery technologies in products with exclusive rights secured by patents or other means.  These rights are limited in time and do not always provide effective protection for their products.  If our collaborative partners are unable to protect their products’ exclusivity or patent rights, generic competition may erode their market share, undermine the profitability of their products and limit the royalties we could collect from product sales.  In the near term, the expiration of the Hatch Waxman exclusivity for Coreg CR in April 2010 could open Coreg CR to generic competition, which may negatively affect the royalties we could collect in the future.  Abbreviated New Drug Applications (ANDA) have been submitted to the FDA by Mutual Pharmaceuticals and Lupin Pharmaceuticals requesting marketing approval of generic formulations of Coreg CR.  Should the FDA grant approval to either or both of these applications, our royalty income from sales of Coreg CR would be negatively affected (See Item 4 – Information on the Company – General Overview).  To date, we have generated $34.3 million in royalty revenue from Coreg CR, more than any other product sold using our drug delivery technology.

Healthcare reform and restrictions on reimbursements may limit our financial returns.

Our ability to successfully commercialize our products and technologies may depend on the extent to which the government health administration authorities, private health insurers and other third party payers will reimburse consumers for the cost of these products, which affects the volume of drug products sold by pharmaceutical and biotechnology companies that incorporate our technology into their products.  Third party payers are increasingly challenging both the need for, and the price of, novel therapeutic drugs and uncertainty exists as to the reimbursement status of newly approved therapeutics.  The commercial success of our products depends in part on the conditions under which products incorporating our technology are reimbursed.  Adequate third party reimbursement may not be available for such drug products to enable us to maintain price levels sufficient to realize an appropriate return on our investments in research and product development, which could materially and adversely affect our business.  We cannot predict the effect that changes in the healthcare system, especially cost containment efforts, may have on our business.  In particular, it is difficult to predict the effect of health care reform legislation enacted in the United States in 2010, certain provisions of which are still subject to regulatory implementation and further legislative change.  Any such changes may adversely affect our business.

Fluctuations in foreign currency exchange rates may cause fluctuations in our financial results.

For the year ended December 31, 2010 we derived 27.3% of our total revenues from transactions in U.S. dollars, but have 60% of our cash and cash equivalents, all of our marketable securities, and the majority of our expenses denominated in Euros.  As a result, our financial results could be significantly affected by fluctuations of the euro relative to the U.S. dollar.  The Company does not engage in substantial hedging activities with respect to the risk of exchange rate fluctuations, although it does, from time to time, purchase Euros against invoiced dollar receivables.  Any strengthening in the U.S. dollar relative to the euro would have a negative effect on our balance sheet while a weakening in the U.S. dollar relative to the euro would have a positive effect.  See ‘Quantitative and Qualitative Disclosures About Market Risk’ on page 68 for more information on the impact of currency exchange rate fluctuations.

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

Changes in FDA approval policy during the development period, or changes in regulatory review for each submitted new product application, also may delay an approval or rejection of an application.  For instance, under the Food and Drug Administration Amendments Act of 2007 (“FDAAA”), our partners may be required to develop risk evaluations and mitigation strategies, or REMS, to ensure the safe use of their product candidates.  If the FDA disagrees with our partners’ REMS proposals, it may be more difficult and costly for our partners to obtain regulatory approval for their product candidates.  Similarly, FDAAA provisions may make it more likely that the FDA will refer a marketing application for a new product to an advisory committee for review, evaluation, and recommendation as to whether the application should be approved.  This review can add to the wait time for approval and, although the FDA is not bound by the recommendation of an advisory committee, objections or concerns expressed by an advisory committee may cause the FDA to delay or deny approval.

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

In the same way medicinal products for supply on the EU market are subject to authorization by either the European Commission, following an opinion by the EMA, or by the competent authorities of EU Member States. Applicants for marketing authorization must submit extensive technical and clinical data essentially in the form of the ICH Common Technical Document.  The data is subject to extensive review by the competent authorities and may be considered inappropriate or insufficient.  If applications for marketing authorization by pharmaceutical and biotechnology company partners are delayed, or rejected, if the therapeutic indications for which the product is approved are limited, or if conditional marketing authorization imposing post-marketing clinical trials or surveillance is imposed, our revenues may decline and earnings may be negatively impacted.

Manufacturers of drugs, including the active pharmaceutical ingredients, also must comply with applicable current cGMP requirements, both as a condition of approval and for continued authority to manufacture and distribute products.  Our manufacturing facilities and those of our pharmaceutical and biotechnology company partners may be required to pass a pre-approval inspection by the FDA the EMA, the competent authorities of EU Member States or our clients, and will be subject to periodic inspection after that, all intended to ensure compliance with cGMP.  The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures, and we and our pharmaceutical and biotechnology company partners will need to ensure that all of our processes, methods, and equipment are compliant with cGMP.  We will be obligated to expend time, money, and effort in production, record keeping, and quality control to assure that the product meets applicable specifications and other requirements.  If we, our pharmaceutical and biotechnology company partners or suppliers of key ingredients, cannot comply with these practices, the sale of our products or products developed by our partners that incorporate our technologies may be suspended.  This would reduce our revenues and gross profits.

If our products or products that incorporate our technologies are marketed in other jurisdictions, we and the partners with whom we are developing our technologies must obtain required regulatory approvals from foreign regulatory agencies and comply with extensive regulations regarding safety, quality and efficacy.  The related obligations are as demanding as those imposed by the FDA, the EMA or the competent authorities of EU Member States. If approvals to market our products or our partners’ products are delayed, if we or our partners fail to receive these approvals or previously received approvals are withdrawn, our revenues would be reduced.  We may be required to incur significant costs in obtaining or maintaining foreign regulatory approvals.

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

We and our partners will continue to be subject to extensive regulatory requirements for products and product candidates that incorporate our technologies, even if they receive regulatory approval.  These regulations are wide-ranging and govern, among other things:

•	adverse drug experiences and other reporting requirements;

•	product promotion and marketing;

•	product manufacturing, including cGMP compliance;

•	record keeping;

•	distribution of drug samples;

•	required post-marketing studies or clinical trials;

•	authorization renewal procedures;

•	compliance with any required REMS;

•	updating safety and efficacy information;

•	use of electronic records and signatures; and

•	changes to product manufacturing or labeling.

If we or our partners fail to comply with these laws and regulations, the FDA, the European Commission, competent authorities of EU Member States, or other regulatory organizations, may take actions that could significantly restrict or prohibit commercial distribution of products that incorporate our technologies. If the FDA, the European Commission or competent authorities of EU Member States determine that we are not in compliance with these laws and regulations, they can, among other things:

•	issue warning letters;

•	impose fines;

•	seize products or order recalls;

•	issue injunctions to stop future sales of products;

•	refuse to permit products to be imported into, or exported out of, the United States or the European Union;

•	suspend or limit our production;

•	withdraw or vary approval of marketing applications;

•	order the competent authorities of EU Member States to withdraw or vary national authorization; and

•	initiate criminal prosecutions.

Regulatory reforms may adversely affect our ability to sell our products profitably.

From time to time, the United States Congress and the Council of the European Union and the European Parliament adopt changes to the statutes that the FDA and the European Commission enforce in ways that could significantly affect our business.  In addition, the FDA and the European Commission often issue new regulations or guidance, or revise or reinterpret their current regulations and guidance in ways that may significantly affect our business and our products.  It is impossible to predict whether legislative changes will be enacted or FDA or EU regulations, guidance or interpretations changed, and what the impact of any such changes may be.

It is possible, however, that such changes could have a significant impact on the path to approval of products incorporating our technologies or of competing products, and to our obligations and those of our partner pharmaceutical and biotechnology companies.   For example, the FDAAA contains a number of provisions that strengthen the FDA’s regulatory authority in various areas, including clinical trial registration and results reporting; pharmacovigilance and other safety-related issues; and post-approval clinical study requirements.  As another example, with adoption of the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), enacted in March 2010, biological products incorporating our technologies may face competition from “biosimilar” products that are approved via an abbreviated process on the basis of a showing that the product is highly similar to the approved product.  The BPCIA provides periods of exclusivity during which abbreviated applications may not be submitted to, or approved by, FDA, but the statute then allows approval by an abbreviated pathway and, if certain standards are met, a finding by FDA that the biosimilar product is interchangeable with the reference product.  If competitors are able to obtain marketing approval for biosimilars under an abbreviated regulatory approval process in the U.S. or Europe, biotechnology products incorporating our technologies may become subject to additional competition with the attendant pricing pressure.  The recent modifications to the provisions of the Community Code on medicinal product governing pharmacovigilance also impose further reporting and surveillance obligations on our partner pharmaceutical and biotechnology companies and grant greater supervisory powers to the European Commission and the competent authorities of EU Member States.

Certain companies to which we have licensed our technology are subject to extensive regulation by the FDA and other regulatory authorities.  Their failure to meet strict regulatory requirements could adversely affect our business.

Companies to which we have licensed our technology are subject to extensive regulation by the FDA, other domestic regulatory authorities, and equivalent foreign regulatory authorities, particularly the European Commission and the competent authorities of EU Member States.  Those regulatory authorities may conduct periodic audits or inspections of the companies’ facilities to monitor compliance with applicable regulatory standards.  If the FDA or another regulatory authority finds that a company has failed to comply with applicable regulations, the authority can institute a wide variety of enforcement actions, including warning letters or untitled letters; fines and civil penalties; delays in clearing or approving, or refusal to clear or approve, products; withdrawal, suspension or variation of approval of products; product recall or seizure; order the competent authorities of EU Member States to withdraw or vary national authorization; orders for physician notification or device repair, replacement or refund; interruption of production; operating restrictions; injunctions; and criminal prosecution.  Any adverse action by a competent regulatory agency could lead to unanticipated expenditures to address or defend such action, and may impair those companies’ ability to produce and market their products, which could significantly impact the royalties that we receive from them.

We may face product liability claims related to participation in clinical trials or the use or misuse of our products or products that incorporate our technologies.

The testing, manufacturing and marketing of our products or products that incorporate our drug delivery technologies may expose us to potential product liability and other claims resulting from their use.  If any such claims against us are successful, we may be required to make significant compensation payments.  Any indemnification that we have obtained, or may obtain, from contract research organizations or pharmaceutical and biotechnology companies or hospitals conducting human clinical trials on our behalf may not protect us from product liability claims or from the costs of related litigation.  Insurance coverage is expensive and difficult to obtain, and we may be unable to obtain coverage in the future on acceptable terms, if at all.  Although we currently maintain general liability insurance with a limit of €8 million and product liability and recall insurance with a limit of €10 million, which are amounts we believe to be commercially reasonable, we cannot be certain that the coverage limits of our insurance policies or those of our strategic partners will be adequate.  If we are unable to obtain sufficient insurance at an acceptable cost, a product liability claim or recall could adversely affect our financial condition.  Similarly, any indemnification we have obtained, or may obtain, from pharmaceutical and biotechnology companies with whom we are developing our drug delivery technologies may not protect us from product liability claims from the consumers of those products or from the costs of related litigation.  If we are subject to a product liability claim, our product liability insurance may not reimburse us, or be sufficient to reimburse us, for any expenses or losses we may suffer.  A successful product liability claim against us, if not covered by, or if in excess of, our product liability insurance, may require us to make significant compensation payments.  These payments would be reflected as expenses on our statement of operations and reduce our earnings.

If we use biological and hazardous materials in a manner that causes injury, we may be liable for significant damages.

Our research and development activities involve the controlled use of potentially harmful biological materials, hazardous materials and chemicals, and are subject to U.S., federal, state, EU, national and local laws and regulations governing the use, storage, handling and disposal of those materials and specified waste products.  We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials, including fires and/or explosions, storage tank leaks and ruptures; and discharges or releases of toxic or hazardous substances.  These operating risks can cause personal injury, property damage and environmental contamination, and may result in the shutdown of affected facilities and the imposition of civil or criminal penalties.  The occurrence of any of these events may significantly reduce the productivity and profitability of a particular manufacturing facility and adversely affect our operating results.

We currently maintain environmental liability, property, business interruption and casualty insurance with aggregate maximum limits of €115 million, which are limits that we believe to be commercially reasonable.  If we fail to comply with environmental regulations, we could be subject to criminal sanctions and/or substantial liability for any damages that result, and any such liability could be significant.

Risks Relating to Ownership of Our Securities

Our share price has been volatile and may continue to be volatile.

The trading price of our shares has been, and is likely to continue to be, highly volatile.  The market value of an investment in our shares may fall sharply at any time due to this volatility.  In the year ended December 31, 2010, the closing sale price of our ADSs as reported on the NASDAQ National Market ranged from $6.02 to $9.60.  In the year ended December 31, 2009, the closing sale price of our ADSs as reported on the NASDAQ National Market ranged from $3.99 to $9.67.  The market prices for securities of drug delivery, biotechnology and pharmaceutical companies historically have been highly volatile.  Factors that could adversely affect our share price include, among others:

•	fluctuations in our operating results;

•	announcements of technological collaborations, innovations or new products by us or our competitors;

•	governmental regulations;

•	developments in patent or other proprietary rights owned by us or others;

•	public concern as to the safety of drug delivery systems developed by us or drugs developed others;

•	the results of pre-clinical testing and clinical studies or trials by us or our competitors;

•	adverse events related to our products or products developed by pharmaceutical and biotechnology company partners that use our drug delivery technologies;;

•	lack of efficacy of our products;

•	litigation;

•	decisions by our pharmaceutical and biotechnology company partners relating to the products incorporating our technologies;

•	actions by the FDA, the EMA or national authorities of EU Member States in connection with submissions related to the products incorporating our technologies;

•	the perception by the market of biotechnology and high technology companies generally; and

•	general market conditions, including the impact of the current financial environment.

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

We have a history of operating losses and have accumulated aggregate net loss from inception of approximately $180.6 million through December 31, 2010.  If we are unable to earn a profit in future periods, the market price of our stock may fall.  The costs for research and product development of our drug delivery technologies and general and administrative expenses have been the principal causes of our net losses in over recent years.  Our ability to operate profitably depends upon a number of factors, many of which are beyond our direct control.  These factors include:

•	the demand for our technologies and products;

•	the level of product and price competition;

•	our ability to develop new collaborative partnerships and additional commercial applications for our products;

•	our ability to control our costs;

•	our ability to broaden our customer base;

•	the effectiveness of our marketing strategy;

•	the effectiveness of our partners’ marketing strategy for products that use our technology; and

•	general economic conditions.

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

Fluctuations in our operating results may lead to fluctuations, including declines, in our share price.  Our operating results may fluctuate from period to period due to a variety of factors, including:

•	demand by consumers for the products we and our partners produce;

•	new product introductions;

•	pharmaceutical and biotechnology company ordering patterns;

•	the number of new collaborative agreements into which we enter;

•	the number and timing of product development milestones that we achieve under collaborative agreements;

•	the level of our development activity conducted for, and at the direction of, pharmaceutical and biotechnology companies under collaborative agreements; and

•	the level of our spending on new drug delivery technology development and technology acquisition, and internal product development.

Variations in the timing of our revenue and expenses also could cause significant fluctuations in our operating results from period to period and may result in greater than expected losses or more difficulty achieving earnings.

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

•	bring an original action in a French court to enforce liabilities based upon the United States federal securities laws against us and our non-United States resident directors and officers.

Holders of ADSs have fewer rights than shareholders and have to act through the Depositary to exercise those rights.

Holders of ADSs do not have the same rights as shareholders and accordingly, cannot exercise rights of shareholders against us.  The Bank of New York Mellon, as depositary, or, the “Depositary”, is the registered shareholder of the deposited shares underlying the ADSs, and therefore holders of ADSs will generally have to exercise the rights attached to those shares through the Depositary.  We will use reasonable efforts to request that the Depositary notify the holders of ADSs of upcoming votes and ask for voting instructions from them.  If a holder fails to return a voting instruction card to the Depositary by the date established by it for receipt of such voting instructions, or if the Depositary receives an improperly completed or blank voting instruction card, or if the voting instructions included in the voting instruction card are illegible or unclear, then such holder will be deemed to have instructed the Depositary to vote its shares and the Depositary shall vote such shares in favor of any resolution proposed or approved by our Board of Directors and against any resolution not so proposed or approved.

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

For holders of our shares in the form of ADSs, the Depositary may make these rights or other distributions available to holders in the United States if we instruct it to do so. If we fail to do issue such instruction and the Depositary determines that it is impractical to sell the rights, it may allow these rights to lapse. In that case, the holders will receive no value for them.

Our largest shareholders own a significant percentage of the share capital and voting rights of the Company.

At March 31, 2011, O.S.S. Capital Management LP and certain of its affiliates beneficially owned approximately 12.47% of our ADRs, BVF, Inc. beneficially owned approximately 11.56% of our ADRs and Visium Asset Management, LP beneficially owned approximately 7.09% of our ADRs. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.” To the extent these shareholders continue to hold a large percentage of our share capital and voting rights, they will remain in a position to exert heightened influence in the election of the directors of the Company and in other corporate actions that require shareholder approval.

ITEM 4.  Information on the Company

General Overview

We are a biopharmaceutical company principally engaged in the development of two unique polymer-based drug delivery technologies.  Our nanogel Medusa technology is designed to provide controlled release following injection of therapeutic proteins, peptides and other large and small molecules.  We also have developed a microparticle adaptation of the Medusa platform which we believe offers important advantages in the delivery of smaller proteins and peptides.  Both the nanoparticle and microparticle adaptations of Medusa have been demonstrated to solve threshold problems commonly affecting the development of biologics such as poor solubility, poor stability, and the tendency of certain biologics to aggregate, which can provoke an immune response in the body.  The Medusa platform may be used to deliver multiple therapeutic agents simultaneously, which is of particular interest in the field of vaccines, among other examples.  Our Micropump technology is a microparticle technology for oral administration of small molecule drugs with applications in controlled-release, taste-masking and bioavailability enhancement.  The Micropump technology has recently been demonstrated in a clinical trial to apply to the extended, controlled release of small molecule drugs in liquid suspension formulations.  Our Trigger-Lock® technology is an adaptation based on our Micropump technology that is designed to minimize the misuse and abuse of medications subject to abuse.  A Trigger Lock formulation has been tested in a clinical trial in 2010 to achieve the controlled release of a Schedule II narcotic.  Testing of this formulation with respect to a broad range of commonly employed methods of tampering confirmed that Trigger Lock may substantially prevent such tampering.

Our Business Model

We develop specific applications of our controlled release technologies in partnership with biotechnology and pharmaceutical companies.  Our business model enables us to focus on our comparative advantages in polymer chemistry and drug delivery while leveraging the resources and expertise of partner companies in specific indications, clinical and regulatory development, marketing, and sales.  We generate revenues through license payments from our partners to develop products using our drug delivery technologies, milestone payments for achieving certain objectives in getting products to market and royalty payments based on product sales.  Currently we are working with nine of the top twenty-five pharmaceutical companies in the world, based on annual healthcare revenue: our joint development programs comprise twenty-three feasibility or license and development projects.  These projects are being conducted across a wide range of indications and involve new formulations of both novel and already-marketed molecules.  Seventeen of these apply the Medusa platform and six are Micropump formulations, including several Trigger Lock formulations.

Recent Developments

In April 2011, we announced that we had entered into a development and license agreement with an undisclosed specialty pharmaceutical company for the development and commercialization of two molecules for pain indications.  We will design formulations of two controlled release Schedule II drugs.  Pursuant to the agreement, we will receive a $3 million license upfront payment, and are eligible to receive between $4.8 and $5.7 million  in development-based milestone payments, and mid-single digit royalties upon eventual sale of the product.  Future milestone and royalty payments are inherently uncertain and there can be no assurance that these payments will be paid, either at all or in part.  Our partner will pay for all manufacturing and regulatory costs, as well as sales and marketing.  The formulations are to be AB rated formulations of already-marketed products, meaning that they are deemed bioequivalent to the already-marketed product by the FDA and may be substituted by a pharmacist for the already marketed product.  The formulations also will incorporate Trigger Lock attributes, which are designed to substantially defeat a broad range of commonly used tampering techniques.

In October 2010, we announced the receipt of two separate payments from Merck Serono in connection with the development and license agreement for a long-acting, controlled release subcutaneously-administered formulation of beta interferon using the Medusa platform.  The first of these two payments totaled € 3 million (approximately $4.1 million) for development milestone following commencement of a Phase I study of the formulation.  The second payment of € 1 million (approximately $1.4 million) was made as a result of certain technical achievements that we made at Merck Serono’s request.

In November 2009, Pfizer, which acquired Wyeth in October 2009, exercised its option to license the Medusa technology.  In September 2007, Wyeth Pharmaceuticals became a partner when we signed a license for the application of the Medusa platform for the controlled release of an intravenously administered already marketed therapeutic protein.  This election triggered a $1 million payment to Flamel and Pfizer will pay all development costs of the program, including milestone payments and royalties on any worldwide commercial sales.

In June 2009, we entered into collaboration with Baxter International Inc. to create controlled release applications of blood clotting factor replacement therapies using our Medusa technology.  This collaboration includes work on intravenous formulations.  Baxter paid technology access fees totaling € 2.5 million (or $3.6 million), will pay all development costs for the program and has an exclusive right to negotiate a license to the Medusa platform for these applications.  Based on sales, Baxter is the world leader in the field of blood clotting factor replacement therapies.

Lead Product

The lead product using our Micropump technology is Coreg CR, which we developed with GlaxoSmithKline (GSK) and which is approved, marketed and sold in the U.S.  We began work with GSK in 2003 when we entered into a license agreement for use of our Micropump technology for Coreg CR, which is an extended release formulation of carvedilol phosphate.  Coreg CR was approved by the FDA in October 2006 and launched in March 2007.  We have produced Coreg CR microparticles for GSK on a cost plus basis pursuant to a separate supply agreement that expired on December 31, 2010.  Since then, we have been supplying Coreg CR microparticles to GSK as a unilateral accommodation so as to secure their supply while we negotiate a new supply agreement.  We are the sole supplier of Coreg CR microparticles to GSK and we anticipate that the negotiations will not have a negative impact on the Company.  To date, $23 million in milestone payments have been received from GSK. Flamel still is eligible to receive an additional $2 million if certain milestones are achieved.  In 2010, we recognized royalty revenue of $8.5 million.  The Hatch-Waxman exclusivity period for Coreg CR ended on April 20, 2010.  It is possible that Coreg CR may experience generic competition from one or more competitors following approval of an Abbreviated New Drug Application (ANDA).  To date, two ANDA filings have been submitted to the FDA.  The first was submitted by URL Pharma in March 2008 and has not received tentative or final approval.  In March 2011, we received notice of a second filing submitted by Lupin Pharmaceuticals, and it has also not received tentative or final approval.  In May 2011, we announced the filing of a lawsuit in the U.S. District Court for the District of Columbia against Lupin for infringement of our US Patent No. 6,022,562, which is associated with Coreg CR.  We have submitted a Citizen’s Petition to the FDA that respectfully requests that the FDA require any proposed generic formulations of Coreg CR to meet the same requirements that the FDA required for the approval of Coreg CR, which is a higher standard than is otherwise required under the minimum bioequivalence regulations.  In October 2010, the FDA granted our petition in part and denied it in part.  To date, no generic formulation of Coreg CR has yet been approved.

Applications Under Development

Flamel also has several important programs which currently are not partnered.  Our formulation of Interferon-Alpha XL, a long acting formulation of Interferon-Alpha, is one of our more important development programs and is an example of the potential of the Medusa platform to improve the safety and efficacy of therapeutic proteins is.  In December 2009, the Agence Nationale de Recherche sur le SIDA (AIDS) et les Hépatites Virales (ANRS) initiated a twelve week Phase 2 study comparing two dosage forms of our IFN-alpha XL plus ribavirin versus Peg-Intron® plus ribavirin in genotype 1 hepatitis C patients.  This builds on two previous studies we conducted that demonstrated promising results of the formulation as compared to Intron-A® (immediate release interferon-alpha 2b, marketed by Schering Plough, since acquired by Merck) and Peg-Intron® (pegylated interferon-alpha 2b, also marketed by Schering Plough [since acquired by Merck]).  In both studies patients receiving our drug experienced fewer adverse events than those receiving the comparator treatment.  Furthermore in a study presented at the Annual Meeting for the European Association for the Study of the Liver in Milan in April 2008, the results showed a statistically significant reduction in viral load after two weeks in the group comprising genotype-1 naïve patients, and non-responder/relapsed patients, relative to comparator treatment. Results in early stage studies do not necessarily predict success in late-stage studies or ultimate approval.

Our FT-105 program uses a microparticle adaptation of our Medusa technology to produce a long-acting, ‘basal’ insulin requirements of diabetic patients as opposed to the requirement for insulin that must be taken with meals.  In diabetics, large variations in blood glucose levels over time can lead to serious, long-term complications including vision impairment, foot ulcerations and kidney failure.  Formulations of a basal insulin  optimally should present a profile with minimal peak and trough differences to minimize a diabetic’s hypoglycemia and hyperglycemia (low and elevated blood glucose levels) episodes, particularly during the first hours after insulin injections and during the sleeping hours.  FT-105 has been shown to provide a controlled-release of fully human insulin over at least 48 hours with good bioavailability and excellent local tolerance.

In the global insulin market, estimated by LaMerie at $15.5 billion in 2010, leading long-acting basal insulins, Lantus® (insulin glargine, marketed by Sanofi-Aventis) and Levemir® (insulin detemir, marketed by Novo Nordisk), were among the fastest growing insulins, with total sales nearing $6.0 billion, as reported in Medtrack.    Type II diabetics significantly out-number Type I diabetics and often require only basal insulin.  Our FT-105 basal insulin is designed to address the requirements of both these groups.  In October 2007, we announced top-line results of the Phase I three-way crossover trial of FT-105 conducted in eighteen healthy volunteers.  The results showed a 48-hour controlled release of recombinant human insulin, with a very flat curve as compared to Lantus, the current standard of care.

Corporate Information

The Company was incorporated as a société anonyme, a form of corporation under the laws of the Republic of France, in August 1990 as Flamel Technologies S.A. and its shares, represented by American Depositary Shares, began to be quoted on the NASDAQ National Market in 1996 and is now quoted on the NASDAQ Global Market.  The life of the company expires in 2099, unless extended.  Flamel’s principal place of business is located at Parc Club du Moulin à Vent, 33, avenue du Docteur Georges Lévy, 69693 Venissieux Cedex, France, telephone number +33 472 78 34 34.  A list of the Company’s significant subsidiaries can be found in Exhibit 8.1.

Market Opportunity: The Need for Novel Drug Delivery Systems

Our polymer delivery systems focus on the controlled release of therapeutic proteins and peptides following injection and the oral administration of pharmaceutical drugs, primarily those that are best absorbed in the small intestine.  The pharmaceutical industry utilizes drug delivery technologies as a tool to improve existing products as well as to overcome certain problems encountered in the development of new products.  Drug delivery technologies enable pharmaceutical companies to improve the safety and efficacy profiles of innovative new therapeutic compounds, to improve patient compliance and acceptance of existing drugs, to expand therapeutic indications of an existing drug, and to gain competitive advantages for drugs facing patent expirations.  The global drug delivery market was estimated by GBI Research at $111 billion in 2010, including $49 billion for the oral drug delivery market.

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

We believe that we have a competitive advantage in developing controlled-release formulations of proteins, peptides, as well as other large and small molecules drugs that improve dosing, compliance and efficacy, while potentially reducing side-effects.  We believe that the Medusa platform is applicable to an unsurpassed range of large and small molecules for subcutaneous delivery, because formulations using Medusa enjoy full bioactivity, extended and controlled release, as well as other advantages such as greater solubility, stability, and resistance to aggregation. We will continue to partner our proprietary formulations with pharmaceutical companies that have the clinical, regulatory and marketing resources to secure regulatory approval and to commercialize these pharmaceuticals successfully.  We increasingly are focused on working with pharmaceutical and biotechnology partners at an earlier stage of development as we believe this removes the market-related risk that has negatively affected our ability to partner internally-developed products in the past, when the Company pursued internal development of programs with an eye to partnering these after proof of concept was achieved..

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

Medusa Delivery System for Therapeutic Proteins, Peptides and Other Large Molecules

The use of therapeutic agents based on biological proteins and peptides is projected to grow significantly in the near future.  According to BCC Research, a market research company, global sales of biologics were approximately $149 billion in 2010, and are expected to reach $239 billion by 2015, which represents a compound annual growth rate (CAGR) of 9.9%.  In 2010, 11 of the top 20 best selling drugs worldwide were biologic drugs or large molecules (from biologic or synthetic origin), and comprised nearly 57% of the total estimated global sales for those top 20 drugs.  With over 600 biotechnology drugs in development, biologics are expected to continue to become more prevalent.

However, biologics pose particular challenges for drug delivery, some of which we believe Medusa is able to address.  Nearly all biologics need to be injected, and are fragile entities relative to traditional small molecule drugs.  In developing these products, a principal challenge is finding a suitable system that can release the protein, peptide, or other large molecule at the optimal therapeutic rate, and protect it from being unduly degraded without denaturing it (i.e., causing a structural change that result in a loss of bioactivity).

The scientific challenges to developing such a controlled-release process for large molecule drugs are significant.  For a polymer-based delivery system, these constraints require a polymer that:

•	has the required release properties once delivered;

•	is compatible with the molecule;

•	keeps the structure of the molecule intact;

•	protects the therapeutic agent during transit and delivery; and

•	can be metabolized by the human body into harmless substances.

Responding to these scientific challenges and to what we believe is a significant market opportunity, we have developed Medusa, a system designed to optimize delivery of proteins, peptides and other large molecules in a controlled manner following subcutaneous or intravenous injection.  Our approach utilizes a proprietary system consisting of a polyaminoacid biopolymer (the Medusa nanogel), which is solely composed of glutamic acid, a naturally occurring amino acid, and Vitamin E.  We have engineered this polyaminoacid polymer to form nano-sized particles spontaneously in water which then entrap the protein or peptide. Medusa nanogel is robust over a wide range of pH values. Medusa-based drug formulations are generally stable.  Once injected into the body, the Medusa nanogel releases the captured drugs in a controlled manner and over an extended period of time. Both processes (capture and release) are non-denaturing, which preserves the structural integrity – and hence the activity – of the drug.

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

Additionally, we have demonstrated through internal research studies that the Medusa polymer may serve to address certain issues that would otherwise limit development of potentially promising large molecules.  Particularly, we have demonstrated that Medusa formulations of certain large and small molecules with otherwise poor solubility have solubility levels up to several thousand times greater than the native molecules themselves.  These gains in solubility may offer our partners the potential to develop molecules which they otherwise would discontinue.

In internal research studies, Medusa also has demonstrated the ability to reduce protein aggregation.  Protein aggregation is another threshold issue in drug development that often is associated with greater immunological response in the body.  We believe the ability to address both of these problems, poor solubility and protein aggregation, is an important advantage to our partners.

Products Under Development Based on the Medusa Technology

1. Interferon Alpha

We believe that the Medusa delivery system has the potential to improve formulations of many important biological drugs.  Our formulation of Interferon-Alpha XL (IFN-Alpha-XL), is one of our more important development programs and is an example of the potential of the Medusa platform to improve the safety and efficacy of therapeutic proteins.  Interferon-alpha is a naturally occurring protein that the body uses as part of its immune response and which is part of the current standard of care for the treatment of Hepatitis C virus.  In December 2009 the Agence Nationale de Recherche sur le SIDA et les Hépatites Virales (ANRS) initiated a twelve week Phase 2 study comparing two dosage forms of our IFN-alpha XL plus ribavirin versus Peg-Intron® plus ribavirin in genotype 1 hepatitis C patients.  We have conducted two previous studies that demonstrated promising results of the formulation as compared to Intron-A® (immediate release interferon-alpha 2b, marketed by Schering Plough, since acquired by Merck) and Peg-Intron (pegylated interferon-alpha 2b, also marketed by Schering Plough (since acquired by Merck)).

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

The worldwide market for alpha interferon drugs exceeded $2.5 billion in 2010.  We continue to explore licensing opportunities with interested parties for the further development of the Medusa platform with respect to interferon-alpha.

2. FT-105  Long-acting Basal Insulin Formulation

Our first application of our proprietary Medusa technology microparticulate application is a depot delivery formulation of insulin targeted to meet the long-acting, ‘basal’ insulin requirements of diabetic patients.

Insulin Market

Insulin serves to regulate the glucose level in the blood.  In a non-diabetic person, the body produces insulin in large quantities after each meal to reduce the resulting high glucose level.  In non-diabetics, the body also produces a small quantity of insulin approximately every 15 minutes to ensure that a protective basal level of insulin is maintained throughout the day.  To maintain similar control over their glucose levels, diabetics who need insulin injections require two different types of release profiles: a fast-acting insulin to be taken at meal times, and a long-acting insulin to maintain a constant minimum (“basal”) level of insulin, particularly throughout the night when patients do not inject insulin.

In the global insulin market, estimated by LaMerie at $15.5 billion in 2010, leading long-acting basal insulins, Lantus® (insulin glargine, marketed by Sanofi-Aventis) and Levemir® (insulin detemir, marketed by Novo Nordisk), were among the fastest growing insulins, with total sales nearing $6.0 billion (as reported in Medtrack).  Type II diabetics (those with Non-Insulin Dependent Diabetes Mellitus) significantly out-number Type I diabetics and often require only basal insulin.  Our FT-105 basal insulin is designed to address the requirements of both these groups.

The Development of FT-105 basal insulin

Using a microparticulate adaptation of our Medusa delivery system, we have been able to form Medusa nanogel of human insulin and aggregate these to produce a long-acting, injectable insulin formulation known as FT-105.  The microparticulate formulation of Medusa polymer has a longer release profile than the nanogel.  We believe this is because following injection the much larger microparticles sequester the insulin and protect it from being susceptible to exchange with endogenous proteins.  These microparticles then slowly disaggregate into nanogel which in turn releases the insulin as a result of exchange with endogenous protein.

In diabetics, large variations in blood glucose levels over time can lead to serious, long-term complications including vision impairment, foot ulcerations and kidney failure.    Theoretically, these complications imply the need for basal insulin with a profile with minimal peak and trough differences to minimize a diabetic’s hypoglycemia and hyperglycemia (low and elevated blood glucose levels) episodes, particularly during the first hours after insulin injections and during the sleeping hours.  FT-105 has been shown to provide a controlled-release of fully human insulin over at least 48 hours with good bioavailability and excellent local tolerance.  Among FT-105’s potential advantages is the fact that it is a formulation of recombinant human insulin with full bioactivity, both with respect to glucose control as well as with respect to insulin's role as a modulator of growth factors, especially vascular endothelial growth factor (VEGF).  VEGF plays an essential role in maintaining vascular health.

In October 2007, we announced top-line results of the Phase I three-way crossover trial of FT-105 conducted in eighteen healthy volunteers.  The trial used the euglycemic clamp technique, whereby patients are requested to fast for thirty-six hours and their levels of insulin and glycemia are monitored.  Pharamacodynamics were monitored for forty-eight hours through immunological analysis.  The results showed a 48-hour controlled release of recombinant human insulin, with a very flat curve as compared to Lantus, the current standard of care.  These results are promising insofar as they support the Company’s thesis that Medusa can be used to enable a basal insulin formulation that may be administered to patients with true 24-hour glucose control and with a lesser risk of hypoglycemia.  The results also provide a proof of concept for the microparticulate approach, which is an essential component of much of the work that we are undertaking in feasibility studies with partners who are interested in controlling the release of smaller proteins and peptides.

Other Products Under Development Based on the Medusa Technology

Our success in development of the “ubiquitous” Medusa polymer has generated numerous feasibility study relationships with biotechnology and pharmaceutical partners.  Currently we are working on seventeen Medusa projects with various pharmaceutical partners.  These projects involve both novel and already-marketed molecules.  Flamel expects some of these projects to evolve into license agreements as a function of many factors.  These include the promise of the molecule itself (particularly with respect to novel molecules there is a high rate of attrition); the success of formulation work that we conduct for our partners; the evolving strategy and marketing focus of our partners; and the pharmaco-economics associated with the eventual product and the indication(s) for which it is being developed.

The seventeen Medusa projects currently under development include those in our relationships with Merck Serono, Pfizer, Baxter and several other top twenty-five pharmaceutical companies.  These relationships range from work on marketed therapeutic proteins to novel proteins and peptides, and other novel large molecules.  We believe that our strategy of engaging in feasibility work with a wide range of partners strengthens the Company by diversifying our development risks, improving our understanding of many cutting edge fields of research, and engaging us in projects designed to extend the Medusa platform into different indications and methods of delivery.

Micropump: Delivery System for the Oral Administration of Drugs

Flamel’s first drug delivery platform, Micropump, is a flexible technology for the controlled release of small molecule drugs following oral administration.  Micropump differs from competing technologies in several important ways and offers a distinctive set of features and benefits to patients and to our pharmaceutical partners.  Micropump provides:

•	extended drug absorption,

•	extended and controlled release,

•	delayed release profile is possible if desired,

•	ability to target delivery to specific regions of the intestine if desired,

•	lower peak drug concentration, which can result in a reduced level of undesirable side effects,

•	reduced inter- and intra-subject variability,

•	excellent dose proportionality,

•	ability to “fine tune” pharmacokinetic behavior by combining multiple release profiles if desired,

•	ability to combine multiple active ingredients but still keep them physically separate because they are in different microparticle formulations which are then mixed,

•	ability to develop easily multiple dose strengths based on one microparticle formulation,

•	possibility of a release profile that is not accelerated in humans in the presence of alcohol,

•	taste masking, which is useful for bitter or distasteful drugs,

•	multiple dosage forms including tablets, capsules, sachets, suspensions, and rapidly dissolving tablets,

•	stable liquid formulations are possible as well as dry suspensions that can be easily reconstituted with water creating liquid dosage forms,

•
components considered by regulatory authorities, including the US FDA, to be “GRAS” – Generally Regarded as Safe - and are listed on the FDA’s Center for Drug Evaluation and Research (CDER) database of inactive, acceptable pharmaceutical excipients,

•	commercial production capabilities,

•	rapid time to first testing in humans – approximately one year or less for known active pharmaceutical ingredients, and

•	rapid development times: for example Coreg CR took 3.5 years from project inception to NDA filing and required only a 10 month review by the US FDA.

A Micropump tablet, capsule, sachet, liquid formulation, or any other presentation form, contains 5,000 to 50,000 discrete microparticles that disassociate from one another in the intestine, and each of which then acts as a miniature “drug pump”, releasing its drug independently from all of the other individual microparticles.  Because of the statistics of large numbers, the large number of independently releasing microparticles results in Micropump’s reduced inter- and intra-subject variability relative to many competing technologies.  It also enhances safety by avoiding the problem of “dose dumping” (releasing all the drug at one time and place), which can sometimes be experienced with competing systems that rely on one or a small number of releasing vehicles.

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

Because each dose consists of thousands of discrete microparticles, the release kinetics are independent of dose, and it is simple to produce multiple dose strengths.  Micropump exhibits excellent dose proportionality, and to double the dose, we simply double the number of particles used.  Also because of the discrete microparticle nature of the product, we can produce different microparticle formulations of the same drug with different release characteristics, including delayed release if desirable, and then mix those formulations to precisely “fine tune” the desired release and pharmacokinetic properties of the drug.  This allows us extreme control to achieve the optimum profile for a specific drug and therapeutic target.

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

It is possible to create a Micropump formulation whose release profile is not accelerated in humans or biostudies by the presence of alcohol.  Also, the polymer coating on each microparticle results in a “taste masking” effect which can be important for bitter or otherwise distasteful drugs.  This can be particularly important when developing ready-to-use, stable liquid controlled-release formulations, an application for which Micropump is one of the only systems in the world we are aware of suitable for developing such formulations.  We are exploring the use of such stable liquid formulations particularly for pediatric and geriatric markets, but also for CNS (central nervous system) drugs where patient compliance is an issue.

The materials we use to formulate and produce our Micropump products all are listed on the FDA Center for Drug Evaluation and Research database of inactive, acceptable excipients and are “Generally Regarded as Safe” (GRAS) which means that we are not required to test and demonstrate the safety of these materials, we simply can use them in our products and reference the appropriate excipient master files at the regulatory authorities.

This use of only GRAS components also results in advantages of rapid development time.  For most known (already approved) active pharmaceutical ingredients (“APIs”), we can simulate reliably the optimum release profile on our computers, quickly create those formulations, and bring them directly into human clinical studies without ever having to perform animal safety and efficacy studies.   As a result, the time to first testing in humans typically is less than a year from program inception for known APIs.  And overall development times also are rapid; for Coreg CR it took approximately 3.5 years from program inception to complete all the necessary formulation work and clinical testing and to file the New Drug Application, which itself only required a 10 month review by FDA, which is rapid by industry standards.

Trigger LockTM is a special application based on our Micropump technology designed to provide a technical solution to the serious societal problems of intentional and unintentional abuse and misuse of narcotics and other dangerous, but pharmaceutically important, drugs.  This problem increasingly is receiving FDA and Congressional attention in the United States, and we believe our Trigger Lock technology is ideally positioned to make it more difficult to abuse, misuse or tamper with these drugs.  One problem with some controlled-release technologies, which can present serious problems with narcotic formulations even among patients not intentionally trying to abuse or misuse the drug, is drug dumping in the presence of alcohol.  Because our Trigger Lock technology uses our Micropump approach, there is no drug dumping seen in humans or in biostudies.

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

If a Trigger Lock tablet or capsule is ground between spoons, with a commercial pill pulverizer or even with a mortar and pestle, which is the most effective technology typically used, the capsule or tablet will be successfully broken down to the individual microparticles which are what make up the overall tablet.  However, each microparticle retains its polymer coating which is virtually impervious to further crushing and so the narcotic remains sequestered and unobtainable through these methods and the powder exhibits identical release characteristics as the intact, overall tablet or capsule.

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

Nonetheless, if the Trigger Lock capsule or tablet is taken by a patient as intended, the drug is fully available to the patient over the time course and in the levels intended.  Furthermore, we believe we can duplicate almost any existing controlled-release narcotic formulation to produce a product which is as effective as the original product, but much more resistant to intentional or unintentional misuse or abuse.

LiquiTime is another adaptation of the Micropump platform that we have developed for formulations targeted at elderly and pediatric patient populations, or others who have difficulty swallowing.  LiquiTime technology may be used to create long acting, liquid formulations of a wide range of molecules.  Because it may be applied to molecules that have not previously been susceptible to controlled release liquid formulations, we believe that the LiquiTime platform also confers important competitive advantages and barriers to entry versus existing controlled release technologies.  The Company is currently engaged in discussions to develop formulations in multiple indications.

Products Based on the Micropump Technology

Coreg CR

The lead product using our Micropump technology is Coreg CR, which we developed with GlaxoSmithKline (GSK) and which is approved, marketed and sold in the U.S.  Coreg CR is an extended-release formulation of Coreg (carvedilol phosphate), a beta blocker that is considered the standard of care for the treatment of moderate to severe heart failure and left ventricular dysfunction following myocardial infarction.  Coreg CR was approved by the FDA on October 20, 2006 for use in the treatment of moderate to severe congestive heart failure; left ventricular dysfunction following myocardial infarction; and hypertension.  We began work with GSK in 2003 when we entered into a license agreement for use of our Micropump technology for an extended release formulation of carvedilol phosphate; the product was launched in March 2007.  We have produced Coreg CR microparticles on a cost plus basis pursuant to a separate supply agreement that expired on December 31, 2010.  Since the expiration of the supply agreement, we have been supplying Coreg CR microparticles to GSK as a unilateral accommodation so as to secure their supply while the parties negotiate a new supply agreement.  We are the sole supplier of microparticles to GSK and we anticipate that the negotiations will not have a negative impact on the Company.  To date, $23 million in milestone payments have been received from GSK; Flamel is eligible to receive an additional $2 million if certain milestones are achieved.  In 2010, we recognized royalty revenue of $8.5 million.

The Hatch-Waxman exclusivity period for Coreg CR ended on April 20, 2010.  It is possible that Coreg CR may experience generic competition from one or more competitors following approval of an Abbreviated New Drug Application (, or ANDA).  To date, two ANDA filings have been submitted to the U.S. FDA  The first was submitted by URL Pharma in March 2008 and has not received tentative or final approval.  We received notice of a second filing submitted by Lupin Pharmaceuticals in March 2011.  In May 2011, we announced the filing of a lawsuit in the U.S. District Court for the District of Columbia against Lupin for infringement of our US Patent No. 6,022,562, which is associated with Coreg CR.  We submitted a Citizen’s Petition to the FDA that respectfully requests that the FDA require any proposed generic formulations of Coreg CR to meet the same requirements that the FDA required for the approval of Coreg CR, which is a higher standard than is otherwise required under the minimum bioequivalence regulations.  In October 2010, the FDA granted our petition in part and denied it in part.  No generic formulation of Coreg CR has been approved to date.

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

Earlier generations of beta blockers were not widely used in the treatment of hypertension because of perceived drawbacks.  Perhaps the greatest of these drawbacks was the fact that many other beta blockers have been associated with increased glycemia levels in Type II diabetic patients.  By contrast, Coreg has been proven clinically not to cause increased glycemia levels in diabetic patients, of which there are over thirteen million Type II diabetic hypertensives in the United States.   Type II diabetics who suffer from hypertension are defined by the American Diabetes Association as suffering from complicated hypertension, meaning that they are recommended to reduce their blood pressure to a level of 130/80 (as opposed to 140/90 for essential hypertension).

Carvedilol is a non-selective antagonist of Beta 1, Beta 2 adrenergic receptors and a selective antagonist of Alpha 1 adrenergic receptors.  It has been demonstrated to have notable anti-inflammatory properties, in distinction to most other beta blockers.  Research further suggests that carvedilol possesses significant anti-oxidative effects, which are beneficial to vascular health.

Other Products Under Development Based on Micropump Technology

We are working with several companies to develop formulations using our Micropump technology platform. We announced in April 2011 that we had entered into a license and development agreement with a specialty pharmaceutical company for the development and commercialization of two molecules for pain indications that are AB rated formulations of products that are already marketed.  These are Schedule II listed drugs and the formulations would enjoy the potential advantages of the Trigger Lock adaptation of Micropump with respect to tamper resistance.  We now are working on three separate molecules to be formulated using our Trigger Lock technology, as we have been engaged with Endo, a specialty healthcare company, on a separate project previously announced.  We also have licensed our Micropump formulation of controlled release aspirin to New Haven Pharmaceuticals.  From time to time we have conducted Micropump feasibility studies on other proprietary therapeutic compounds under limited, confidential agreements with the pharmaceutical companies owning the rights to these compounds.  One of these is a combination product in the cardiovascular setting.  Such contracts provide us with the possibility for expanded relationships.  Moreover, these relationships are invaluable insofar as our potential partners often are able to identify opportunities for the Micropump platform from their internal pipeline, opportunities which we would not otherwise know.

Strategic Alliances

In order to develop and apply our technologies efficiently and effectively commercialize the resulting products, we have entered into, and intend to continue to enter into, various types of collaborative arrangements with large biotechnology and pharmaceutical company partners.  Such arrangements typically provide funding for development work and access to target compounds and related know-how and, in many cases ultimately, provide distribution capabilities for any resulting products either directly or by providing for the option to enter into future license agreements..  Such arrangements generally include termination provisions in the event either party decides that, for strategic or other reasons, it does not wish to pursue the alliance.  In many of our agreements, particularly feasibility studies, we are precluded from disclosing the identity of the partner and/or of the molecule(s) with which we are collaborating.  A summary of our major existing agreements is provided below.  Where agreements provide for the possibility of future payments, there can be no assurance that the payments contemplated under these agreements will be paid, either at all or in part.  Future payments are contingent upon a number of factors, such as clinical, regulatory and market success, that are subject to numerous risks and uncertainties.  Due to the uncertainties associated with development and commercialization activities in the pharmaceutical industry generally and our business in particular, contemplated payments are neither indicative of the likelihood of receipt of such payments nor of a consistent or predictable future revenue stream.

Baxter International, Inc.

In June 2009 we entered into a feasibility study agreement with Baxter International Inc. to create controlled release applications of blood clotting factor replacement therapies using our Medusa technology.  This collaboration includes work on intravenous formulations.  The feasibility studies are being conducted to determine whether to enter into a further collaboration and licensing agreement.  To date, the program is in pre-clinical development.  Baxter paid technology access fees totaling €2.5 million (or $3.6 million), will pay all development costs for the program and has an exclusive right to negotiate a license to the Medusa platform for these applications.  Under the agreement, we are not entitled to any additional technology access or other fees beyond the amounts previously paid, and there are no milestone payments or royalties.  The term of the agreement continues until the execution of a license agreement, unless earlier terminated by Baxter for convenience or terminated by either party in the event of an uncured material breach.

GlaxoSmithKline

We began work with GSK on a Micropump formulation of Coreg in 2003 when we entered into a license agreement for use of our Micropump technology for an extended release formulation of carvedilol phosphate.  The product was approved by the FDA in October 2006 and launched in March 2007.  Pursuant to a separate supply agreement with GSK, we produce Coreg CR microparticles on a cost plus basis, which expired on December 31, 2010.  Since the expiration of the supply agreement, we have been supplying Coreg CR microparticles to GSK as a unilateral accommodation so as to secure their supply while the parties negotiate a new supply agreement.  We are the sole supplier of microparticles to GSK and we anticipate that negotiations will not have a negative impact on the Company.  To date, we have received $23 million in milestone payments from GSK and are eligible to receive an additional $2 million if certain milestones are achieved.  In 2010, we recognized royalty revenue of $8.5 million on sales of Coreg CR.  We are eligible to receive low to mid single digit royalty payments on net sales of Coreg CR.  This agreement expires on the later of: (a) ten (10) years from the date of the first commercial sale of product in such country, or (b) the expiration of the last to expire Flamel patent right in such country.

The Hatch-Waxman exclusivity period for Coreg CR ended on April 20, 2010.  It is possible that Coreg CR may experience generic competition from one or more competitors following approval of an Abbreviated New Drug Application (ANDA).  To date, two ANDA filings have been submitted to the U.S. FDA.  The first was submitted by URL Pharma in March 2008 and has not received tentative or final approval.  We received notice of a second filing submitted by Lupin Pharmaceuticals in a letter dated March 21, 2011.  In May 2011, we announced the filing of a lawsuit in the U.S. District Court for the District of Columbia against Lupin for infringement of our US Patent No. 6,022,562, which is associated with Coreg CR.  We have submitted a Citizen’s Petition to the FDA that respectfully requests that the FDA require any proposed generic formulations of Coreg CR to meet the same requirements that the FDA required for the approval of Coreg CR, which is a higher standard than is otherwise required under the minimum bioequivalence regulations.  In October, 2010, the FDA granted our petition in part and denied it in part.  No generic formulation of Coreg CR has been approved.

Merck Serono

In December, 2007, we entered into a relationship with Merck Serono to develop a controlled release formulation of an already-marketed Merck Serono product using our Medusa technology platform.  In February, 2009, Merck Serono exercised its option to enter into a development and license agreement for this program and paid an upfront fee of € 5.0 million ($6.5 million).  Under the terms of the agreement, we are eligible to receive up to €41 million in milestone payments upon certain agreed-upon development events and royalties ranging from the mid- to high- single digits as a percentage of product sales,.  The program is in a Phase I clinical trial, and under the agreement, Merck Serono will pay all future development costs for the program.  The term of the agreement continues on a country-by-country basis until there is no remaining royalty or other payment obligation in a particular country, unless terminated earlier by Merck Serono for convenience or by either party in the event of an uncured material breach

Pfizer

In September 2007, we entered into an evaluation, option and license agreement with Wyeth Pharmaceuticals, which was later acquired by Pfizer in October 2009, to assess the applicability of the Medusa platform to certain molecules in development. In November 2009, Pfizer exercised its option to license the Medusa technology for the development of a controlled release formulation of an already-marketed protein.  The exercise of the option triggered an initial license payment to us of $1 million.  We are eligible to receive up to an additional $23 million in milestone payments and royalties in the mid-single digits as a percentage of product sales, upon certain agreed-upon development events.  Pfizer also will pay development costs of the program.  To date, the program is in pre-clinical development.  The term of the agreement continues on a country-by-country basis until there is no remaining royalty or other payment obligation in a particular country, unless terminated earlier by Pfizer for convenience or by either party in the event of an uncured material breach.

Manufacturing

On December 31, 1996, we acquired a 50,000-square foot pharmaceutical production facility located in Pessac, France from SmithKline.  See “Item 4.  Key Information — Description of Property”.

In 2004, we built a new facility of 16,000 square feet adjacent to the existing facility in Pessac for a  total purchase price of $10.3 million. This new building included 8,600 square feet for the Medusa technology with a new cGMP pilot plant, extended synthesis capacity and increased capacity to manufacture qualification and phase III batches at 10% of the commercial batch size. This facility supports the production of polymer to meet the needs from projects such as FT-105, interferon-alpha and other projects based on our Medusa technology.  A further building of 2,900 square feet houses utilities and a warehouse.

In 2005, we expanded our facilities in preparation for the manufacture of Coreg CR microparticles for GlaxoSmithKline as well as other Micropump-enabled formulations. The new facility comprises 6,800 square feet and includes the 4,600 remaining square feet from the 2004 expansion.  The new Micropump facility was constructed at a cost of $8.2 million. See page F-11 of our consolidated financial statements.

The Pessac facility provides us with the capability to manufacture pharmaceutical products. We believe that the facility and its operations are in substantial compliance with current cGMP requirements, and the facility is approved by U.S. and European drug agencies for production of certain pharmaceutical products, including commercial quantities of our microencapsulated drugs.  Such approval qualifies us to manufacture certain approved pharmaceutical products for sale in most countries in Europe and the U.S.

In the past, in addition to production activities related to our core businesses, we were able to build on our capabilities and experience with GlaxoSmithKline and other pharmaceutical customers to engage in toll manufacturing for pharmaceutical partners.  With its experienced workforce and cGMP operations, we perform clinical batch manufacturing and process scale-up services at the facilities.  Our production site at Pessac has now been producing Coreg CR microparticles since the fourth quarter of 2006.

We completed construction of a new 14,300 square foot facility, dedicated to Micropump process development in 2008. This new area can either be used for development or manufacturing work and was qualified in early 2008, increasing our capacity from two lines to three. This facility has been partially funded by our partner, GSK.

During 2010, our manufacturing capacity utilization ranged from 50% to 80% of total capacity.

During 2010, we expended $3.6 million in property and equipment, including funding of investments to consolidate our chemistry laboratory at Pessac and create a development laboratory for formulation activities at Pessac as our projects progress into clinical development.  See “Item 5 – Operations and Financial Review and Prospects” for more information regarding our investment activities and principal capital expenditures over the last three years.

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

In addition to seeking patent protection in the United States and France, to further protect the inventions that we consider important to the development of our business, from the PCT we will generally prosecute patent applications in Europe, Japan, Canada, and key foreign markets on a selective basis; therefore, in addition to the above-named countries, we also have patents granted or patent applications pending in a number of other countries, including Mexico, Brazil, China, India and South Korea.

In selected cases, an invention developed jointly by Flamel Technologies and a partner may be assigned to the partner.  The information provided herein does not include such patent applications.

As of December 31, 2010, we owned approximately13 U.S. and 307 foreign patents and 49 U.S. and 302 foreign patent applications, Our material patents include the following:

•
the method of micro-encapsulation that is the basis for the Micropump platform, which has been issued a patent in the U.S. that expires in 2015 and patents in Argentina, Brazil, Canada, Japan, Israel, South Africa, Germany, Spain, France, United Kingdom, Italy and India that expire in 2015;

•
a pending US patent application concerning coating formulations efficacious to delay the release of active ingredient after ingestion that would expire in 2022.  Foreign patent applications are pending in Brazil, Canada, Europe, Japan, Korea, Mexico and would expire in 2022. This technology has been issued patents in China, Hong Kong, Israel, India, Singapore and South Africa (expiry in 2022) and in  France (expiry in 2021);

•
patents that relate to microencapsulated aspirin (Asacard), which have been issued in the U.S.in Austria, Belgium, Switzerland, Liechtenstein, Denmark, Spain, France, United Kingdom, Italy, Greece, Ireland, Netherlands, Portugal, Sweden and in Japan and expire in 2014;

•
a stable controlled release ready-to-use suspension which has been issued a patent in Australia, China, Austria, Belgium, Switzerland, Liechtenstein, Germany, Spain, France, United Kingdom, Italy, Ireland, Luxembourg, Netherlands, Portugal, Sweden, Turkey, India, Mexico, South Africa that expire in 2023. Patent applications are pending in Brazil, Canada, Israel, Japan, Korea. A notice of allowance has been received for the US;

•
a series of 7 patent application families that cover our abuse deterrent technology Trigger-Lock™. These patents are pending in the US, Europe, Japan and other countries and expire between 2025 and 2030;

•
methods of producing polyaminoacids for use in delivering proteins and peptides, which have been issued patents in the U.S. that expire between 2016 and 2024 and in Europe that expire between 2016 and 2025;

•
Medusa® nanoparticles of polyaminoacids for delivering proteins and peptides such as insulin, interferon and interleukins which have been issued patents in Europe that expire in 2024. Corresponding patent applications are pending in US, Japan, India and other countries; and

•
Medusa® microparticles of polyaminoacids for the extended delivery of proteins and peptides whose patent applications are pending in Europe, Japan, US and other countries. They expire in 2027 and 2028.

During 2010, we were granted thirty seven (37) new patents and filed for three new patent applications with the French Patent Office and for corresponding U.S. provisional patent applications. We have also filed five Patent Cooperation Treaty (PCT) extensions of cases first filed in 2009 and also filed for the corresponding direct U.S. non provisional patent applications.

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

Government Regulation

The design, testing, manufacturing and marketing of certain new or substantially modified drugs, biological products or medical devices must be approved or cleared by regulatory agencies under applicable laws and regulations, the requirements of which may vary from country to country.  This regulatory process is lengthy, expensive and uncertain.  In the United States, the FDA regulates such products under various federal statutes, including the Federal Food, Drug, and Cosmetic Act (FDCA) and the Public Health Service Act.  Similar requirements exist in the Member States of the European Union and are imposed by the European Commission and the competent authorities of EU Member States.  There can be no assurance that we or our collaborative partners will be able to obtain such regulatory approvals or clearances on a timely basis, if at all, for any products under development.  Delays in receipt or failure to receive such approvals or clearances, the revocation of previously received approvals or clearances, or failure to comply with existing or future regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

We believe our delivery systems, when used in conjunction with therapeutic pharmaceuticals, will be subject to drug and biological product approval requirements.  In the United States and the European Union, biological products, such as therapeutic proteins and peptides, generally are subject to the same FDA regulatory requirements as other drugs, although some differences exist.  For example, for some biological products a biologic license application (BLA) is submitted for approval for commercialization instead of the new drug application (NDA) used for other drugs.  Also, unlike drug products, some biological products are subject to FDA lot-by-lot release requirements and those approved under a BLA currently cannot be the subject of abbreviated new drug applications (ANDAs).  Insulin, which is regulated as a drug product, typically has not been the subject of ANDAs.  However, the FDA is working on a variety of issues pertaining to the possible development of generic versions of insulin and there can be no assurance that this type of submission will continue to be unavailable for insulin.  Additionally, our delivery systems likely will be regulated by the FDA as ‘combination products’ if they are used together with a biologic or medical device.  In order to facilitate pre-market review of combination products, the FDA designates one of its centers to have primary jurisdiction for the pre-market review and regulation of both components.  In the European Union, applications for marketing authorization of innovative drugs, which are essentially products that are neither generics nor biosimilars, are addressed on a case by case basis.

Photochromic eyeglass lenses are regulated by the FDA as medical devices and classified in the EU as Class I medical devices.

New Drug and Biological Product Development and Approval Process

United States and European Union

Regulation by governmental authorities in the United States and other countries is a significant factor in the development, manufacture, and marketing of biological and drug products and in ongoing research and product development activities.  The products of all of our pharmaceutical and biotechnology partners will require regulatory approval by governmental agencies prior to commercialization.  In particular, these products are subject to manufacturing according to stringent cGMP quality principles, and rigorous, pre-clinical and clinical testing and other pre-market approval requirements by the FDA, the European Commission and regulatory authorities in other countries.  In the United States and the European Union,, various statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of pharmaceutical and biological products.  The lengthy process of seeking these approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources.

The FDA and European Union’s statutes, regulations, or policies may change and additional statutes or government regulations may be enacted which could prevent or delay regulatory approvals of biological or drug products.  We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the U.S. or abroad.

Regulatory approval, when and if obtained, may be limited in scope.  In particular, regulatory approvals will restrict the marketing of a product to specific uses.  Approved biological and other drugs, as well as their manufacturers, are subject to ongoing review (including requirements and restrictions related to record keeping and reporting, FDA, European Commission and EU Member States competent authorities' approval of certain changes in manufacturing processes or product labeling, product promotion and advertising, and pharmacovigilance, which includes monitoring and reporting adverse reactions, maintaining safety measures, and conducting dossier reviews for marketing authorization renewal).  Discovery of previously unknown problems with these products may result in restrictions on their manufacture, sale or use, or in their withdrawal from the market.  Failure to comply with regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other actions affecting the commercial prospects of our pharmaceutical and biotechnology partners’ potential products or uses or products that incorporate our technologies.  Any failure by our pharmaceutical and biotechnology partners to comply with current or new and changing regulatory obligations, and any failure to obtain and maintain, or any delay in obtaining, regulatory approvals, could materially adversely affect our business.

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

Pre-Clinical Testing

Once a biological or drug candidate is identified for development, the candidate enters the pre-clinical testing stage. This includes laboratory evaluation of product chemistry and formulation, as well as animal studies of pharmacology (mechanism of action, pharmacokinetics) and toxicology which may have to be conducted over lengthy periods of time, to assess the potential safety and efficacy of the product as formulated.  Pre-clinical tests must be conducted in compliance with good laboratory practice regulations, the Animal Welfare Act and its regulations in the US and the Clinical Trials Directive and related national laws and guidelines in the EU.  Violations of these laws and regulations can, in some cases, lead to invalidation of the studies, requiring such studies to be replicated.  In some cases, long-term pre-clinical studies are conducted while clinical studies are ongoing.

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

European Union: The European equivalent to the IND is the Investigational Medicinal Product Dossier (IMPD) which likewise has to contain pharmaceutical, pre-clinical and, if existing, previous clinical information on the drug substance and product. An overall risk-benefit assessment critically analyzing the non-clinical and clinical data in relation to the potential risks and benefits of the proposed trial must also be included. The intended clinical trial must be submitted for authorization by the regulatory authority(ies) of each EU Member States in which the trial is intended to be conducted prior to its commencement.  The trial shall be conducted on the basis of the protocol as approved by an Ethics Committee(s) in each EU Member State (EU equivalent to IRBs) before the trial commences.  Before submitting an application to the competent authority, the sponsor must register the trial in the EudraCT database where it will be provided with a unique EudraCT number from the EudraCT database.

Clinical Trials

Typically, clinical testing involves the administration of the drug or biological product first to healthy human volunteers and then to patients with conditions needing treatment under the supervision of a qualified principal investigator, usually a physician, pursuant to a ‘protocol’ or clinical plan reviewed by the FDA- or Ethics Committee (via the IND or IMPD submission).  The protocol details matters such as a description of the condition to be treated, the objectives of the study, a description of the patient population eligible for the study and the parameters to be used to monitor safety and efficacy.

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

The FDA and the competent authorities of EU Member States monitor the progress of each clinical trial phase conducted under an IND or IMPD and may, at their discretion, reevaluate, alter, suspend or terminate clinical trials at any point in this process for various reasons, including a finding that patients are being exposed to an unacceptable health risk or a determination that it is unethical to continue the study.  The FDA, the European Commission and the competent authorities of EU Member States can also request additional clinical trials be conducted as a condition to product approval.  The IRB and sponsor also may order the temporary or permanent discontinuance of a clinical trial at any time for a variety of reasons, particularly if safety concerns arise.  Such holds can cause substantial delay and in some cases may require abandonment of product development.  These clinical studies must be conducted in conformance with the FDA’s bioresearch monitoring regulations, the Clinical Trials Directive and/or internationally recognized guidance (such as ICH, or International Conference on Harmonization).

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

Other Countries

Whether or not FDA approval has been obtained, approval of a pharmaceutical product by regulatory authorities must be obtained in any other country prior to the commencement of marketing of the product in that country.  The approval procedure may vary from country to country, can involve additional testing, and the time required may differ from that required for FDA approval.  Under European Union legislation, product authorization is granted for an initial period of five years.  The authorization may subsequently be renewed for an unlimited period on the basis of a re-evaluation of the risk-benefit balance by the competent authorizing authority.  In the EU, marketing authorization of drugs is according to either a centralized, decentralized or mutual recognition procedure, generally depending on the nature and type of drug.  Certain designated drugs may be authorized only in accordance with the centralized procedure by the European Commission following an opinion by the European Medicines Agency (EMA). The centralized procedure is mandatory for pharmaceutical products developed by means of biotechnological processes (recombinant DNA, controlled expression of genes coding, hybridoma and monoclonal antibody methods), products containing new actives substances indicated for the treatment of AIDS, cancer, diabetes and neuro-degenerative diseases, orphan designated medicinal products and advanced therapy products.  Other pharmaceutical products may be authorized in accordance with the centralized procedure where it is demonstrated that they contain new active substances or are demonstrated to have a significant therapeutic benefit, or where they constitute a scientific or technical innovation, or are in the interest of patients at Community level. Where authorization is in accordance with the decentralized or mutual recognition procedures, approval is either by “mutual recognition,” whereby the authorization granted by the competent authorities of one EU Member States are recognized by the authorities of other EU Member States, or where the competent authorities of each EU Member State authorize a product on the basis of an identical dossier, with one national authority taking care of the dossier intensively and coordinating activities.  To the extent possible, clinical trials of our products are designed to develop a regulatory package sufficient for European Union approval according to the Community Code on medicinal products.

Regulatory approval of prices for certain drugs is required in France and in many other countries outside the United States.  In particular, many European countries make the reimbursement of a product within the national social security system conditional on the agreement by the seller not to sell the product above a fixed price in that country. Also common is the unilateral establishment of a reimbursement price by the national authorities, often accompanied by the inclusion of the product on a list of reimbursable products.  Related pricing discussions and ultimate governmental approvals can take several months to years.  Some countries require periodic pricing updates and renewals at intervals ranging from two to five years.  Some countries also impose price freezes or obligatory price reductions. We cannot assure you that, if regulatory authorities establish lower prices for any product incorporating our technology in any one European country, this will not have the practical effect of requiring our collaborative partner correspondingly to reduce its prices in other European countries.  We can offer no assurance that the resulting prices would be sufficient to generate an acceptable return on our investment in our products.

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

If the primary mode of action  is determined to be a drug, the product will be reviewed by the Center for Drug Evaluation and Research (CDER) either in consultation with another center or independently.  If the primary mode of action is determined to be a medical device, the product would be reviewed by Center for Devices and Radiological Health (CDRH) either in consultation with another center, such as CDER, or independently.   In addition, FDA could determine that the product is a biologic and subject to the jurisdiction of the Center for Biologic Evaluation and Research (CBER), although it is also possible that a biological product will be regulated by CDER.

In the European Union, drug combinations, that is, drug products containing two or more drug substances each of which has to contribute a proven advantage of therapy (e.g., synergism, less adverse reactions), are subject to drug regulations like all others.  Products combining drug substances or drugs with a device may be subject to device and/or drug regulations, or may be classified as medical devices, depending on the individual case.

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

 In addition, the FDA may require distribution to patients of a medication guide or impose other requirements under a REMS for prescription products that the agency determines pose a serious and significant health concern in order to provide information necessary to patients’ safe and effective use of such products.

In the European Union, the marketing authorization of a medicinal product may be made conditional on the conduct of phase IV post-marketing studies. Failure to conduct these studies in relation to centrally authorized products can lead to the imposition of substantial fines.  Moreover, phase IV studies are often run by companies in order to obtain further information on product efficacy and positioning on the market in view of competitors and to assist in application for pricing and reimbursement.

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

In the European Union, stringent pharmacovigilance regulations oblige companies to appoint a suitably qualified and experienced Qualified Person resident in the European Economic Area, to prepare and submit to the competent authorities adverse event reports within specific time lines, prepare Periodic Safety Update Reports (PSURs) and provide other supplementary information, report to authorities at regular intervals and take adequate safety measures agreed with regulatory agencies as necessary.  Failure to undertake these obligations can lead to the imposition of substantial fines.

Patent Restoration and Exclusivity

Under the Drug Price Competition and Patent Term Restoration Act of 1984, known as the Hatch-Waxman Act, a portion of a product’s patent term that is lost during a product’s clinical development and application review by the FDA may be restored.  Patent term restoration can return up to five years of patent term for a patent that covers a new product or its use.  The patent term restoration period is generally one-half the time between the effective date of the IND and the date of submission of the NDA, plus the time between the date of submission of the NDA and the date of FDA approval of the product. Only one patent claiming each approved product is eligible for restoration and the patent holder must apply for restoration within 60 days of approval.  Moreover, patent term restoration is available only if the FDA review process led to a product approval that is the first permitted commercial marketing of the active ingredient.  The maximum period of restoration cannot exceed 5 years, or restore the total remaining term of the patent to greater than 14 years from the date of FDA approval of the product.  The application for patent term extension is subject to approval by the U.S. Patent and Trademark Office (USPTO), in conjunction with the FDA.  It usually takes at least six months to obtain approval of the application for patent term extension, and there can be no guarantee that the application will be granted.

The Hatch-Waxman Act also created an abbreviated approval process for generic and modified versions of pioneer (brand name) drug products, along with a period of statutory protection, known as exclusivity, for new drugs approved under an NDA by the FDA.  After approval of a ‘new chemical entity,’ the FDA may not, for a period of five years, accept an ANDA for a generic version of the drug, or an NDA for a drug that is a modification of the innovator and seeks to rely, to some degree, on FDA’s finding that the innovator is safe and effective.  This latter type of submission is known as a “505(b)(2) NDA.”  After the period of exclusivity has expired, the ANDA process permits a competitor to obtain marketing approval for a generic version of the innovator by showing that the generic product is bioequivalent to the innovator, and without submitting data demonstrating the product’s safety and effectiveness.  Similarly, a 505(b)(2) NDA can also then be submitted for a drug that reflects a modification of the innovator product, but seeks to rely on FDA’s previous findings as part of the data demonstrating the new product’s safety and efficacy.

Hatch-Waxman also provides three years of exclusivity for NDAs that, although not for a new chemical entity, rely on the results of new clinical investigations (other than bioavailability studies) that were essential to the FDA’s approval of the application.  Often, this applies to NDAs and NDA supplements seeking approval for new indications, dosage forms, strengths, or conditions of use of previously approved products.  As a general proposition, the Hatch-Waxman exclusivities do not bar the approval of full NDAs – that is, NDAs containing all the clinical and other data necessary for FDA’s finding of safety and efficacy – for the same active ingredient.  In addition, the three-year exclusivity for new clinical trials only bars applications for a product with the same characteristic as what required the new clinical trials.  For example, Coreg CR received three-year exclusivity for the clinical trials that demonstrated the safety and efficacy of the new, controlled-release dosage form; that exclusivity, which has expired, blocked other controlled-release products.

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

The protection provided by listed patents and Hatch-Waxman exclusivities can be extended by six months if a company studies the drug in a pediatric population in response to a written request from the FDA.  The trial results do not need to show efficacy in the pediatric population studied; rather, if the trial is deemed to fairly respond to the request, the additional protection is granted.  Coreg CR received such pediatric exclusivity, which extended the three-year new clinical trial exclusivity it previously obtained, as well as the protection of the listed patents.  The statutory provision permitting the award of pediatric exclusivity expires on October 1, 2012, and there can be no guarantee that Congress will reauthorize this provision, or do so without significant changes.

Biologics Price Competition and Innovation Act of 2009

The Hatch-Waxman construct applies only to conventional chemical drug compounds, sometimes referred to as small molecule compounds approved under an NDA.   On March 23, 2010, however, the Biologics Price Competition and Innovation Act of 2009, or BPCIA, was signed into law.  It creates an abbreviated approval pathway for biological products that are “biosimilar” to a previously approved biological product, which is called the “reference product.”  If a proposed biosimilar product meets the statutory standards for approval (which include demonstrating that it is highly similar to the reference product and there are no clinically meaningful differences in safety, purity or potency between the products), the proposed biosimilar may be approved on the basis of an application that is different than the standard BLA.  In addition, a biosimilar product may be approved as interchangeable with the reference product if the proposed product application meets standards intended to ensure that the biosimilar product can be expected to produce the same clinical result as the reference product.

The BPCIA provides exclusivity periods during which a product approved under a BLA cannot be relied on as a reference product.  No biosimilar application may be submitted to FDA for a period of four years after the reference product was approved, and no biosimilar application may be approved until twelve years after the reference product’s approval.  If pediatric studies are performed and accepted by the FDA, the twelve-year exclusivity period will be extended for an additional six months.  Additionally, the first biosimilar product approved as interchangeable with a reference product will be granted an exclusivity period of varying length, depending on the factual circumstances.  Because the BPCIA is a highly complicated statute that has only recently been enacted, there is uncertainty as to how many important components of the new law will be implemented.  Some issues may be resolved by issuance of regulations or guidances, but other positions may develop on an ad hoc basis as the FDA confronts them in the context of specific applications.

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

Other Countries

The marketing of medical devices in the EU is governed by a variety of EU legislative provisions and related guidance documents commonly referred to as MEDDEVs,, the application of which depend on the intended use and the classification of the device.  Although medical devices are not subject to authorization by the national authorities of EU Member States, manufacturers must ensure that the device complies with Essential Requirements established in applicable EU legislation with respect to design, safety, performance and manufacture.  Devices are, in addition, often subject to existing or future national regulation on pricing and reimbursement, which varies from country to country.

The manufacturer of a medical device cannot add a CE mark, which is a mandatory mark for medical devices sold in the EU, to the device unless the devices are demonstrated to comply with the obligations concerning safety and performance requirements of the EU medical device legislation.  For devices other than those falling within Class I, the manufacturing facility and the medical device must undergo conformity assessment by a notified body in order to demonstrate compliance.  The nature of this assessment will depend on the class of the product.  Once all the necessary conformity assessment tasks have been completed, the notified body shall issue certificates of conformity, and the CE Mark may be affixed on the medical devices concerned.  Although EU Member States must accept for marketing medical devices bearing a CE Marking without imposing further requirements related to product safety and performance, national regulatory authorities who are required to enforce compliance with requirements of the EU medical device legislation may restrict, prohibit and recall CE Marked medical devices if they consider, on the basis of available information that they are unsafe.  EU Member States can impose additional requirements as long as they do not exceed the obligations provided for in EU medical device legislation or constitute technical barriers to trade.  They can also dispute the classification of the device chosen by the device manufacturer. Within the European Union, pre CE marking compliance for all medical devices must be supported by clinical data of a type and to the extent set out by the European Union directives.  When the CE mark has been placed on a medical device its manufacturer must comply with a strict vigilance system.  This includes establishment of a vigilance reporting system in accordance with the MEDDEVs provided by the European Commission, which are intended to ensure that reportable adverse events are reported to the competent authority, that information is collected and maintained and that regular reporting obligations are fulfilled.

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

Description of Property

Our corporate headquarters and the research center are located in Venissieux, France (a suburb of Lyon) in six adjacent leased facilities totaling approximately 60,000 square feet.  One building of approximately 13,000 square feet houses research laboratories, including equipment dedicated to polymer characterization and analytical research.  The lease on this facility will expire in 2013.  A second facility comprising approximately 13,000 square feet houses equipment dedicated to our Micropump technology has a lease which expires in 2015. The third and fourth facilities of approximately 10,000 square feet combined house our administrative offices.  One of these leases for administrative activities expired in 2010 and is in the process of being renewed until 2019.The remaining lease expires in 2013. The fifth facility of approximately 6,800 square feet houses analytical laboratories and quality control, with a lease expiring at the end of 2013. The sixth facility of approximately 20,000 square feet houses a biological laboratory and research laboratories with equipment for organic synthesis and polymerization, polymer formulation and small scale processing.  The lease on this facility expires at the end of 2014.

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

ITEM 4A.  Unresolved Staff Comments

Not applicable

ITEM 5.  Operating and Financial Review and Prospects

The following should be read in conjunction with “Item 3.  Key Information” and the Company’s Financial Statements and the Notes related thereto appearing elsewhere in this Annual Report.  See also “Item 11.  Quantitative and Qualitative Disclosures About Market Risk”.

Overview

Flamel is a biopharmaceutical company principally engaged in the development of two unique polymer based delivery technologies.  Our core technologies are focused on improving delivery properties of existing products.  We have established long-term development and commercialization partnerships with leading biopharmaceutical companies to maximize the breadth of our technology and leverage the capabilities of our partners.

Over the course of 2009 and 2010 we have maintained the diversification of our revenue stream, whereby we have twenty-three ongoing agreements with pharmaceutical companies across diverse therapeutic areas and for both new and marketed molecules.  This diversification complements the activity and revenues generated by Coreg CR and commercialized by our partner GlaxoSmithKline (GSK), which represented 46% of revenues in 2010 compared with 60% in 2009.  Maintaining a diversified product, project and customer portfolio is critical to our ongoing success and our goal is to retain a steady number of externally funded feasibility programs in our pipeline to replace the programs that may be licensed or which do not move forward into further development.

As in previous years, in 2010 our scientists have been dedicated to executing the research programs signed with our partners and fundamental internal research programs, including those for which we have obtained government funding.  The majority of these programs are early stage and pre-clinical programs; although in 2010 our flagship program with Merck Serono commenced clinical development.   We signed six new feasibility agreements during 2010 and are currently working with nine of the top twenty five pharmaceutical companies in the world, based on annual healthcare revenue, and on twenty-three feasibility and license and development projects across both our Medusa and Micropump technology platforms.  The development and addition of a number of projects since 2009 has contributed to the increase in research and development revenues.  We have maintained our license and research revenues at comparable levels year on year as a result of the stability of our portfolio.  Discussions on potential license and development agreements have proven to be slower than expected, although we recently announced the signature of a new license agreement with a specialty pharmaceuticals company.  We expect to maintain our existing strategy in the future and will support programs that partners decide to pursue for development, while continuing to invest in internal research programs to develop our next generation technology platforms.

Operating expenses decreased in 2010, driven primarily by a reduction in cost of product sold in light of reduced demand from GSK and lower selling, general and administrative, or SG&A, expenses.  Our investment in research and development, or R&D, has been maintained in line with our project and partner portfolio.  We continue to maintain an aggressive approach to cost controls and are committed to challenging our costs on non-core activities.  As projects advance to later stage development we would expect to see an ongoing increase in R&D expenditure, in line with a corresponding increase in associated revenues.  Non-cash expenses relative to stock based compensation, amounted to $3.2 million in 2010 compared with $5.5 million in 2009.

In 2010 we increased our investment in property and equipment in order to consolidate our development facilities at Pessac, compared to 2009 when investments were limited to small equipment required to support our research and development activities.

As in previous years, the majority of the Company’s expenses were incurred in Euros, since the Company’s base of operations is in France.  However, a portion of revenues were, and will continue to be, denominated in U.S. dollars, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.  The Company’s functional currency is the Euro, whereas the reporting currency is the U.S. dollar.  Conversion of the Company’s financial accounts to U.S. dollars for reporting purposes is calculated in accordance with the value of the Euro to the U.S. dollar.  See “Item 3. Key Information – Exchange Rates”.  As such, the Financial Statements are translated as follows:  (1) asset and liability accounts at year-end rates, (2) income statement accounts at quarterly weighted average exchange rates for the year (3) cash flow statement quarterly weighted average exchange rates for the year, and (4) shareholders' equity accounts at historical rates. Consequently, the variation in the Euro relative to the U.S. dollar has an impact on the interpretation of the financial statements, which may differ from the underlying variations in the functional currency.  For example, the weakening of the Euro relative to the U.S. dollar has resulted in a 4.8% decrease in the average value of the Euro relative to the US dollar between 2009 and 2010.  Consequently, Euro denominated expenses will appear to have decreased by an equivalent amount year on year simply as a result of the translation from Euro to U.S. dollars for reporting purposes.  The closing value of the Euro relative to the U.S. dollar has decreased by 7.2% resulting in a corresponding decrease in amounts represented in the balance sheet as of December 31, 2010, compared with December 31, 2009.  The Company does not engage in substantial hedging activities with respect to the risk of exchange rate fluctuations, although it does, from time to time, purchase Euros against invoiced dollar receivables.  There is no outstanding hedging agreement as of December 31, 2010.

In certain instances we may compare expenses from one period to another in this Annual Report on Form 20-F using comparable currency exchange rates in order to assess our underlying performance before taking into account exchange fluctuations. To present this information, prior period expenses are converted into U.S. dollars at current year average exchange rates rather than exchange rates for the prior fiscal year.  For example, if SG&A expenses were €8.6 million in each of fiscal year 2010 and fiscal year 2009, we would report $11.3 million of SG&A expenses in fiscal year 2010 (based on the quarterly weighted average exchange rates during 2010) and $11.9 million in fiscal year 2009 (based on the quarterly weighted average exchange rates during 2009).  The presentation using comparable currency exchange rates would translate the fiscal 2009 expenses using the fiscal 2010 exchange rates and indicate that underlying expenses were flat rather than decreasing by $0.6 million, as would be reported in the financial statements under U.S. GAAP.    We use figures prepared on a comparable currency basis for internal analysis and communicate similarly externally from time to time, since we believe this appropriate in order to analyze variations in expenditure from one period to another.  However, figures provided on a comparable currency basis are unaudited and are not measurements under U.S. GAAP.

Flamel’s business is subject to substantial risks, including the uncertainties associated with the research and development of new products or technologies, the length and uncertainty linked to the results of clinical trials and regulatory procedures, uncertainties relating to collaborative arrangements with large companies, difficulties in the scale-up and manufacturing of its products, and the uncertainty relating to the market acceptance of new products based on its technologies.  The time required for the Company to achieve sustained profitability, and consequently, the amount of future losses, is highly uncertain.  Operating losses may also fluctuate from quarter to quarter as a result of differences in timing of revenues recognized or expenses incurred.  See “Item 3.  Key Information - Risk Factors”.

The Company has incurred substantial losses since its inception, and through December 31, 2010, had an accumulated deficit of approximately $180.6 million.  Flamel expects to maintain its investment in its research and development activities in line with the external project portfolio, while being vigilant in ensuring that investments are limited in non-core activities.  Thus, there can be no assurance that the Company will not continue to incur losses.  The Company intends to pursue the strategy adopted over the last three years to maintain the pipeline of feasibility agreements and is committed to converting successful feasibility projects in to larger scale license and development agreements.  However, the pursuit of these agreements into full license and development agreements is dependent on decisions of our partners, which is subject to much uncertainty.  We expect to focus on continuing to tightly control expenses and investments in non-critical areas.  However, as projects advance beyond the feasibility stage our research and development costs are expected to increase.  We intend to finance such increases through our partners or government grants that may be available to us to fund our own internal research.

Critical Accounting Policies

Revenue Recognition

Revenue includes upfront licensing fees, milestone payments for R&D achievements, compensation for the execution of research and development activities. Where agreements have more than one deliverable, a determination is made as to whether the license and R&D elements should be recognized separately or combined into a single unit of account in accordance with Accounting Standards Codification 605-25 Revenue Arrangements with Multiple Deliverables.  In general, the different elements of these arrangements are recognized as one unit of accounting, as the Company does not have objective and verifiable evidence of the fair value of the undelivered items in the arrangement and because of the interrelated nature of license and R&D activities.

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

The Company receives royalty revenues under a license agreement with a third party that sells products based on technology developed by the Company. There are no future performance obligations on the part of the Company under this license agreement. The license agreements provide for the payment of royalties to the Company based on sales of the licensed product. The Company records these revenues based on actual sales that occurred during the relevant period and classifies these revenues in ‘Other Revenues’.

The Company receives revenue under signed signs feasibility study agreements. Revenue is recognized over the term of the agreement as services are performed.

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

Research and Development Costs

R&D expenses comprise the following types of costs incurred in performing R&D activities: salaries, allocated overhead and occupancy costs, clinical trial and related clinical manufacturing costs, contract and other outside service fees.  Research and development expenditures are charged to operations as incurred.

The Company does not maintain or track total research and development costs by project.  Generally, the Company’s research and development efforts are either funded internally or by third-party partners.  The Company’s research and development efforts are organized to allow internal services to support both internal research programs and a variety of partner-sponsored research programs simultaneously, reflecting the Company’s approach and belief that internal projects can benefit from the research and development efforts funded by partners and vice versa.  Due to this approach, the Company views research and development costs as a whole across the organization and by technological platform.  The Company monitors progress on the basis of the actual number of hours/days worked and the cost of outside services for pre-clinical and clinical activities.

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

Results of Operations

Years Ended December 31, 2010, 2009 and 2008

Operating Revenues

The Company had total revenues of $37.1 million in 2010, $42.1 million in 2009 and $38.6 million in 2008 and $36.7 million in 2007.  The following table shows revenues attributable to license and research activities in millions of US dollars:

		2010	2009	2008

LICENSE AND RESEARCH REVENUES		19.7	20.8	13.2

RESEARCH		10.9	13.6	9.4
Research	GSK Coreg CR			1.1
	Merck Serono	4.1	5.9	2.9
	Baxter International	0.4	0.3
	Pfizer	0.3	1.7	1.5

	RHEI Pharmaceuticals			0.1
	Undisclosed Partners	6.1	5.7	3.8

LICENSES		8.8	7.2	3.8
Up Front Payment	Merck-Serono	1.3	1.5	2.5
	Baxter International	1.6	1.0
	Pfizer	0.2	0.4	0.6
	Undisclosed Partners	0.3	0.2

Milestones	GSK Coreg CR		3.9
	Merck Serono	5.4		0.7
	Undisclosed Partners		0.2

TOTAL		19.7	20.8	13.2
	GSK Coreg CR		3.9	1.1
	Merck Serono	10.8	7.4	6.1
	Baxter International	2.0	1.3
	Pfizer	0.5	2.1	2.1
	RHEI Pharmaceuticals			0.1
	Undisclosed Partners	6.4	6.1	3.8

In 2010, license and research revenue totalled $19.7 million.  License and research revenue in 2009 and 2008 totalled $20.8 million and $13.2 million, respectively.  In 2009, research and development revenue totalled $13.6 million and license revenue totalled $7.2 million.  In 2008, research and development revenue totalled $9.4 million and license revenue totalled $3.8 million.  License and research revenues in 2010 have been maintained compared with 2009 as a result of the pursuit of our program signed with Merck Serono, which is now in clinical development and the ongoing success in executing feasibility agreements.

Research and development revenues in 2010 consisted primarily of $4.1 million from Merck Serono, $0.4 million from Baxter International, $0.3 million from Pfizer, and $6.1 million from undisclosed partners.  Research and development revenues in 2009 consisted primarily of $5.9 million from Merck Serono, $0.9 million from Wyeth Pharmaceuticals, $0.8 million from Pfizer and $5.7 from undisclosed partners.  Research and development revenues in 2008 consisted primarily of $2.9 million from Merck Serono, $1.5 million from Wyeth Pharmaceuticals, $1.1 million from GSK and $3.8 million from undisclosed partners.

License revenues in 2010 consisted primarily of a $6.7 payment million from Merck Serono, including a $5.4 million milestone payment and $1.3 million amortization of up-front payment, and $1.6 million from Baxter International (amortization of up-font payment).  License revenues in 2009 consisted primarily of a $3.9 million milestone payment from GSK, $1.5 million from Merck Serono (amortization of up-front payment) and $1 million from Baxter International (amortization of up-font payment). License revenues in 2008 consisted primarily of $3.2 million from Merck Serono (of which $2.5 million represents amortization of up-front payments) and $0.6 million from Wyeth Pharmaceuticals (amortization of up-font payment).

In 2010, product sales and services revenues totaled $8.2 million, $11.9 million in 2009 and $13.5 million in 2008, all of which relate to sales of Coreg CR microparticles to GSK.  Revenues from the sale of Coreg CR microparticles, which have trended downwards, are determined on a cost plus basis, in accordance with the supply agreement and product requirements from GSK.  The supply agreement expired on December 31, 2010, and we have been supplying Coreg CR microparticles to GSK as a unilateral accommodation  so as to secure their supply while the parties negotiate a new supply agreement.  We are the sole supplier of microparticles to GSK and we anticipate that negotiations will not have a negative impact on the Company.

In 2007, the company faced higher than expected production costs for the first full year of production amounting to $1.5 million.  The corresponding $1.8 million of revenues were deferred pending mutual agreement between the Company and GSK as to interpretation of the cost plus arrangement.  These revenues were subsequently recognized in 2008.

Other revenues of $9.2 million in 2010, $9.4 million in 2009, and $11.8 million in 2008 consisted primarily of royalties from GSK related to the sale of Coreg CR and to a lesser extent royalties from Corning related to the sale of photochromic lenses that incorporate technology licensed from Flamel.

Operating Expenses

The Company had total costs and expenses of $46.9 million in 2010, $53.9 million in 2009 and $51.8 million in 2008.

As in previous years, in 2010 the majority of costs were incurred on research and development.  R&D costs totaled $28.7 million in 2010, $30.4 million in 2009 and $29.3 million in 2008.  At comparable currency exchange rates, research and development costs decreased by $0.2 million in 2010 compared with 2009, as the portfolio of projects was maintained bringing stability in the resources dedicated to research and development activities.

Our total research and development expenditures can be disaggregated in the following significant type of expenses ($USD in millions):

	2008	2009	2010
Salaries and employee benefits	15.9	17.2	17.8
Materials and Supplies	3.5	4.5	4.7
Pre-clinical and Clinical outside services	2.5	4.0	3.4
Grants and R&D Tax Credit	(7.9)	(9.1)	(8.5)
Depreciation of facilities and equipment	4.1	3.4	2.4
Other Expenses & Taxes	7.1	8.3	7.7
Stock-based Stock Compensation	4.1	2.1	1.2
Total	29.3	30.4	28.7

The resources allocated to each technological platform over the past three years are as follows:

Full Time Equivalents	2008	2009	2010
Medusa	74	85	95
Micropump	46	43	37

The cost of outside services borne by the Company for pre-clinical and clinical activities by technological platform over the past three years are as follows ($USD in millions):

		2008	2009	2010
Pre-Clinical	Medusa	2.1	3.2	2.1
	Micropump	0.3
Clinical	Medusa	0.1	0.9	0.8
	Micropump			0.4

As of December 31, 2010, Flamel had total research tax credits receivable of $9.9 million.  In 2008, the Company obtained an advance that was secured against the tax credits generated in 2005, 2006 and 2007 for a total of $8.0 million.  This advance would normally have been received as cash payments of $5.1 million in 2009, $2.5 million in 2010 and $2.4 million in 2011.  In 2010, the Company received reimbursement of the 2006 tax credit for a total amount of $2.5 million and reimbursed the advance of $1.9 million.  In the second quarter of 2010, subsequent to a temporary modification of the tax legislation enabling immediate reimbursement of the prior year tax credit, the Company received reimbursement of the 2009 tax credit for a total of $6.0 million.  The Company earned a research and development credit of $7.7 million in 2010, $6.6 million in 2009 and $7.0 million in 2008.  The tax legislation no longer enables the Company to benefit from immediate reimbursement of the prior year tax credit and the Company expects to obtain in 2011 an advance from OSEO, a French governmental agency supporting innovation, secured against the tax credit generated in the 2010 fiscal year.

The average number of employees dedicated to research and development activities has increased year over year.  This increase was driven by the need for additional resources to execute the increase in projects that began in 2009.  In view of the absence of new license and development contracts in 2010, the Company has sought to limit its recruitment commitments since September 2010 and as such the number of employees dedicated to research activities has been reduced.  Total employees as of December 31, 2010 amounted to 291 compared to 302 at the end of 2009.  The Company has spent almost $3.4 million on pre-clinical and clinical studies in 2010 compared with $4.0 million in 2009.  This reduction is predominantly due to the advancement into clinic of the project conducted in partnership with Merck Serono, for which Merck Serono is the direct sponsor, and by phasing of costs of clinical batches related to the ongoing 12 week phase 2 clinical study on Interferon Alpha, which was initiated in December 2009.

Costs of products and services sold were $6.9 million in 2010, $10.1 million in 2009 and $9.6 million in 2008.  These costs relate solely to the supply of commercial quantities of microparticles of Coreg CR to GSK and the availability of relevant production capacity.  In 2010, costs have declined in line with ongoing demand for the product and requirements from GSK.

SG&A expenses, amounted to $11.3 million in 2010, $13.3 million in 2009 and $12.9 million in 2008.  SG&A expenses included stock based compensation expense of $1.8 million in 2010, $3.3 million in 2009 and $3.7 million in 2008.  SG&A expenses in 2010 have decreased by $1.3 million over 2009 expenses at comparable currency exchange rates.  This decrease is essentially due to the reduction in stock-based compensation expense.

Non-Operating Items

Interest income and expense and realized gains on the sale of monetary SICAVs (Sociétés d’Investissement à Capital Variable) were $0.4 million in 2010, $0.4 million in 2009 and $1.4 million in 2008.  The decrease in interest income compared with 2008 is a direct result of the significant reduction in interest rates year over year despite the increase in average cash balances.  Interest expense was $24,000 in 2010, $100,000 in 2009 and $18,000 in 2008 and is primarily related to the interest applicable to the Company’s equipment leases and, in 2010 and 2009, for interest incurred on the advance received from Oseo, a French government agency, and secured against future research tax credits (see Note 12.1 to the Consolidated Financial Statements).

Foreign exchange gain for 2010 was $109,000 compared with a loss of $83,000 for 2009 and a gain of $3,000 in 2008.  These exchange gains and losses are generated by transactions denominated in foreign currency and in particular revenues denominated in USD.  The variation in foreign exchange gain/loss results from the volume of operations in foreign currency and the variation in exchange rates over the year.

Other income in 2010 amounted to $0.5 million and includes the write off of a dual customer payment received in 2000 and reimbursement of overpaid taxes from prior years.  In 2009 and 2008 other income consisted of a number of miscellaneous items.

In 2010, the French government modified the tax legislation with respect to the calculation of business tax.  In the past, business tax was calculated based on the rental value of property and equipment with a maximum liability based on 3.5% of gross profits.  As of 2010, part of the business tax is based on the rental value of property and a part on gross profits.  This change in tax legislation has generated tax expense of $0.5 million in 2010 relative to the  portion of business tax based on gross profit,  Prior to the modification of the tax legislation business tax was classified in operating expenses.  Given the generation of tax losses in 2009 no income tax expense was incurred.  In 2008 withholding tax was incurred on royalty revenues received from GSK in accordance with the license agreement for a total of $0.5 million.

As of December 31, 2010, the Company had $150.2 million in French net operating loss carry-forwards.  The above carry-forwards can be utilized against future operating income indefinitely.

Net Income/Loss

For the year ended December 31, 2010, the Company reported a net loss of $9.0million or $0.37 per share.  For the year ended December 31, 2009, the Company reported a net loss of $11.4 million or $0.47 per share.  For the year ended December 31, 2008, the Company reported a net loss of $12.1 million or $0.50 per share.

Liquidity and Capital Resources

On December 31, 2010 the Company had $8.2 million in cash and cash equivalents and $23.2 million in marketable securities as compared with $8.7 million in cash and cash equivalents and $35.4 million in marketable securities on December 31, 2009 and $27.0 million in cash and cash equivalents and $10.1 million in marketable securities on December 31, 2008.  The decrease in the level of cash and cash equivalents and marketable securities results from the funding of ongoing operations and the absence of upfront payments in 2010 compared to prior years.

Net cash used in operating activities was $5.5 million as of December 31, 2010 compared with net cash provided from operating activities of $8.2 million as of December 31, 2009 and net cash used in operating activities of $7.5 million as of December 31, 2008.  As of December 31, 2010 net cash used in operating activities reflected a net loss of $9.0 million, offset by non-cash movements of $6.8 million, including $4.7 million of depreciation on property and equipment, $3.2 million relative to stock compensation expense and $0.9 million of grants recognized to the income statement.  The decrease in cash generated from operating activities is driven by the reduction in deferred revenue reflecting the absence of new agreements in 2010 generating significant upfront payments.  The increase in cash provided from operating activities as of December 31, 2009 compared with the period ended December 31, 2008 is driven by the increase in deferred revenue subsequent to upfront payments from Merck Serono for €5 million ($6.5 million) and from Baxter International for €2.5 million ($3.6 million) and the reimbursement of the 2005 and 2009 research tax credits.

Net cash provided by investing activities was $6.0 million in 2010 compared with net cash used by investing activities of $24.3 million in 2009.   Investing activities included proceeds from the sale of marketable securities for $83.1 million and purchase of marketable securities for $73.6 million.  In 2009, the higher level of purchase of marketable securities resulted from the Company’s efforts to maximize returns on available funds.  Consequently, a larger proportion of investments were made in marketable securities rather than short term fixed deposits.  In 2010, the Company maintained the same investment policy.  During 2010, marketable securities were sold and purchased  to finance ongoing operations.  A total of $3.6 million has been invested in property and equipment in 2010, including funding of investments to consolidate our chemistry laboratory at Pessac and create a development laboratory for formulation activities at Pessac as our projects progress into clinical development.  Net cash used in investing activities amounted to $24.3 million in 2009 and the Company invested $1.8 million in the purchase of property and equipment.  Net cash provided by investing activities in 2008 amounted to $0.9 million and the Company invested $3.5 million in the purchase of property and equipment.

Net cash used by financing activities was ($0.7) million in 2010 and included reimbursement of an advance from Oseo, an agency of the French government that provides financing to French companies for research and development, of ($1.9) million, secured against the 2006 research tax credit.  In 2010 grants were received from various government agencies, such as Oseo and the French Ministry of Industry, for a total of $0.4 million.  These funds were dedicated principally to investment in various research activities.  Net cash used by financing activities was $1.6 million in 2009 and included reimbursement of the advance from Oseo of ($4.0) million, secured against the 2005 research tax credit, and funds received from different government agencies for a total of $2.2 million.  Net cash provided by financing activities was $8.9 million in 2008 and included an advance of $8.5 million from Oseo secured against future research and development tax credits.

Since its inception, the Company’s operations have consumed substantial amounts of cash and may continue to do so.  The Company believes that ongoing research and product development programs are adequately funded for the next year and believe current working capital to be sufficient for the Company’s present requirements.  The Company also believes current financial resources and cash from various grants, royalty payments and licenses will be sufficient to meet the Company’s cash requirements in the near future.  We believe we have sufficient funds to finance operations and cash requirements for at least the next twelve months.

As of December 31, 2010, the Company held marketable securities classified as available-for-sale and recorded at fair value. Total marketable securities totaled $23.2 million at December 31, 2010 and $35.4 million at December 31, 2009.

As of December 31, 2010, the Company had loans of $1.9 million from Oseo, and $2.0 million advance from the French Ministry of Industry for a ‘Proteozome’ research project.  These loans do not bear interest and are repayable only in the event that the research is successful technically or commercially. (See Note 14 to the Consolidated Financial Statements).

In addition, in 2004, Flamel and GlaxoSmithKline entered into a four year supply agreement whereby Flamel agreed to supply GlaxoSmithKline with commercial supplies of product.  The provisions of the agreement include payments to Flamel of $20.7 million to support the costs and capital expenditure relative to the creation of a manufacturing area for the production of commercial supply of the product.  The capital expenditure consists of both buildings and fixtures, and production equipment.  Flamel has immediate title to the building and fixtures and title to production equipment vests with GlaxoSmithKline for the duration of the supply agreement.

If the Company breaches the supply agreement through gross negligence, GlaxoSmithKline can choose to terminate the supply agreement.  In the event of a breach and a decision to terminate the agreement, all payments received become repayable to GlaxoSmithKline and Flamel will receive immediate title to all production equipment.

Upon cessation of the supply agreement, in the normal course, GSK will pass title to all production equipment to Flamel without cost.  The initially extended supply agreement expired on December 31, 2010.  Since then the Company has been supplying Coreg CR microparticles to GSK as a unilateral accommodation while the parties negotiate a new supply agreement.  We are the sole supplier of microparticles to GSK and we anticipate that negotiations will not have a negative impact on the Company.

A total of $8.2 million has been spent on the acquisition of buildings and fixtures and a total of $11.1 million has been spent on behalf of GSK for the purchase of production equipment.  All funds initially received for completion of the manufacturing area were used to purchase both equipment and facilities prior to December 31, 2006.  The funds received from GSK to finance the acquisition of assets owned by Flamel are classified as a current liability for $0.4 million and as a long term liability for $4.5 million.  The total liability is being amortized on a pro-rata basis over the expected life of the related assets and reflected as an offset of the depreciation of the related assets.

In July 2006, the supply agreement was supplemented by an agreement with GSK to partly sponsor the expansion of facilities at Pessac from two lines to three in anticipation of an expected increase in demand for the product.  The provisions of the agreement include payments to Flamel of $8.1 million to partially support the acquisition of equipment, building and fixtures on which Flamel will have immediate title. GSK will have exclusive use of part of the facilities in order to meet demand requirements for a period of time.  As of December 31, 2007, all installments due under the agreement were received.  As of December 31, 2010 these funds are classified as a current liability for $0.6 million and as a long term liability for $3.4 million.  The liability is being amortized on a pro-rata basis over the expected life of the assets and proportionally based on funding received compared with the total value of the related assets.  The amortization of the liability is reflected as an offset of the depreciation of the related assets.

In December 2008, the Company obtained an advance from OSEO for $8.0 million secured against research tax credits due to the Company by the tax authorities for expenditure incurred in 2005, 2006 and 2007. Two advances were obtained.  The first amount of $4.3 million, and secured against the 2005 research tax credit of $5.1 million, was reimbursed in 2009.  The second amounts to $3;7 million  and is secured against the research credit tax from 2006 and 2007 totaling $4.9 million.  The advance relative to the 2006 research tax credit was reimbursed in 2010 for a total of $1.9 million.  This advance has been renewed until April 30, 2011 with respect to the advance secured against the 2007 research tax credit.  The interest rate applied is the monthly average of the Euro Interbank Offered Rate (EURIBOR) plus 0.8%. As of December 31, 2010 the total liability amounted to $1.8 million and is is classified as short term.

The contractual cash obligations of the Company are as follows:

	Payments Due Per Period
(in thousands of U.S.)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-Term Debt Obligations (see Note 14)	$3,864	$2,317	$673	$541	$333
Capital Lease Obligations (see Note 15)	$212	$69	$86	$57
Operating Leases Obligations (see Note 21.2)	$3,225	$1,088	$1,488	$649
Other Long-Term Liabilities reflected on the Registrant’s Balance Sheet under GAAP (see Note 19)	$1,192		$184	$553	$455
Total Contractual Cash Obligations	$8,493	$3,474	$2,431	$1,800	$788

Future interest payments included in capital lease obligations amount to a total of $21,000.

Off-Balance Sheet Arrangements

As of December 31, 2010, the Company has no off-balance sheet arrangements.

ITEM 6.  Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth the name and position of the directors of the Registrant as of December 31, 2010.

Name	Position	Year of Initial Appointment

Elie Vannier (1) (2)	Non-Executive Chairman of the Board of Directors	2005

Dr. Francis J.T Fildes (2) (4)	Director	2008
Frédéric Lemoine (2) (3)	Director	2005
Lodewijk J.R. de Vink (1) (3)	Director	2006
John L. Vogelstein(1) (3)	Director	2005
Stephen H. Willard (5)	Chief Executive Officer and Director	2000

(1)  Member of the Compensation Committee
(2)  Member of the Audit Committee
(3) Member of the Nominating and Corporate Governance Committee
(4) Nominated in February 2008 in replacement of Cor Boonstra
(5) Appointed as a Director in 2001

The following table sets forth the name and position of the executive officers and senior managers of the Registrant for the year ended December 31, 2010.

Name	Position	Year of Initial Appointment
Rafael Jorda	Executive Vice President and Chief Operating Officer	1991

Christian Kalita	Directeur Général Délégué Pharmacien Responsable (Chief Pharmacist)	2005
Siân Crouzet	Principal Financial Officer	2005

Yves Bourboulou	Industrial Director	2005
Martine Capelle	Human Resources Director	2006
Catherine Castan	Director of R&D Micropump	1992
You Ping Chan	Director of Chemistry Department	1992
Jean Chatellier	Vice President Alliance Management	2010
Roger Kravtzoff	Preclinical and Early Clinical Development Director	2002
Nigel McWilliam	Director of Business Development	2005
Rémi Meyrueix	Director of Physico-Chemistry	1990
Charles Mosseri-Marlio	Director of Strategic Planning and Investor Relations	2004
Raphaëlle Portella	Legal Counsel, France	2006
David Weber	Supply Chain Director	2004

The term of office of each of the directors expires at the year 2011 ordinary shareholders meeting.  With the exception of Mr. Willard, our Chief Executive Officer, all of the directors are independent as defined in NASDAQ Marketplace Rule 5605 (a)(2).

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

The Board of Directors reviews and monitors Flamel’s economic, financial and technical strategies.  In addition, under French law, the Board of Directors prepares and presents the year-end French statutory accounts of the Company to the shareholders and convenes shareholders’ meetings.  French law provides that the Board of Directors be composed of no fewer than three and not more than 18 members.  The actual number of directors must be within such limits and may be provided for in the statuts, our bylaws, or determined by the shareholders at the annual general meeting of shareholders.  The number of directors may be increased or decreased only by decision of the shareholders.  No more than a third of directors may be over the age of seventy.

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

The Company’s Board of Directors currently consists of six members, five of whom are outside directors and whom we believe bring broad experience to Flamel:

•
Elie Vannier, Chairman of the Board of Directors of the Company, former Chief Operating Officer of GrandVision SA and former Senior advisor and operating partner of Oaktree Capital Management, Director of Ingénico, Famar, Compagnie Européene de Téléphonie, Conbipel and Deputy Chairman of the Supervisory Board Groupe Loret;

•
Francis JT Fildes, former Senior Vice President: Head of Global Development for AstraZeneca, PLC, former Director of ProStrakan Pharmaceuticals PLC and Director of Fildes Partners Ltd, and a Fellow of the Royal Society of Medicine and the Royal Society of Chemistry;

•	Frédéric Lemoine, Chairman of Executive Board of Wendel and former Chairman of the Supervisory Board of Areva; Director of Groupama, Director of Bureau Veritas, Legrand and Compagnie Saint Gobain;

•
Lodewijk J.R. de Vink, former President of Schering Plough International, former Chairman and Chief Executive Officer of Warner Lambert, Inc., Director of Alcon, Roche, and member of the International Advisory Board of Sotheby’s and Member of the European Advisory Council of Rothschild; and;

•
John L. Vogelstein, who is former President of Warburg Pincus and a Senior Advisor  of Warburg Pincus and Chairman of New Providence Asset Management;  Chairman of the New York City Ballet, Chairman of Prep for Prep, Vice Chairman of the Overseers Board of The Leonard N. Stern School of Business at New York University, Chairman of Third Way, Director of the Jewish Museum, Chairman of Christie’s Advisory Board.

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

The Board has a Compensation Committee comprised of solely independent directors, namely Lodewijk J.R. de Vink (Chairman of the Committee), John L. Vogelstein and Elie Vannier.  The Compensation Committee makes recommendations to the Board on the compensation of the executive officers of the Company, including the Chief Executive Officer.  The Board makes the final decisions on compensation.  The Board has an Audit Committee comprised of solely independent directors, namely Frédéric Lemoine (Chairman of the Committee), Francis J.T.Fildes and Elie Vannier.  The Audit Committee recommends to the Board the selection of Flamel’s independent auditors and reviews the findings of the auditors and operates in accordance with the Audit Committee Charter, which is reviewed annually.  The Board has a Nominating and Corporate Governance Committee, composed of solely independent directors, namely John L.Vogelstein (Chairman of the Committee), Frédéric Lemoine and Lodewijk J.R. de Vink. Each of the Compensation Committee, Audit Committee, and Nominating and Corporate Governance Committee has a written charter.  The Audit Committee Charter outlines the roles and responsibilities of the Audit Committee which includes appointment, compensation and oversight of the work of any registered public accounting firm employed by the Company and review of all related party transactions.  The Audit Committee also assists the Board in oversight of: (1) the integrity of the financial statements of the Company; (2) the adequacy of the Company’s system of internal controls; (3) compliance by the Company with legal and regulatory requirements; (4) the qualifications and independence of the Company’s independent auditors; and (5) the performance of the Company’s independent and internal auditors.  The Company also has an informal Scientific Advisory Board.

The Chief Executive Officer of Flamel has full executive authority to manage the affairs of Flamel and has broad powers to act on behalf of Flamel and to represent Flamel in dealings with third parties, subject only to those powers expressly reserved by law or corporate resolutions of the Board of Directors or the shareholders.  The Chief Executive Officer determines, and is responsible for the implementation of the goals, strategies and budgets of Flamel, which are reviewed and monitored by the Board of Directors.  The Board of Directors has the power to appoint and remove, at any time, the Chief Executive Officer.  The Chief Executive Officer is appointed for a term of one year, expiring at the end of the general shareholders' meeting called to approve the financial statements for the prior financial year.

Compensation of Directors and Officers

During 2010, the amount of compensation paid or accrued for the benefit of executive officers of the Company and its subsidiaries for services in all capacities was $778,365 for Stephen H. Willard. In the event of termination of employment of Mr. Willard as Chief Executive Officer by the Company, other than for gross misconduct, Mr. Willard is entitled to receive an amount of $500,000. Executive directors do not receive compensation for their service in that capacity.

On June 24, 2009, a shareholders’ meeting approved a total amount of annual attendance fees to be allocated to the Board of 325,000 Euros, all of which was subsequently distributed. For the fiscal year 2010 a total amount of 325,000 Euros ($431,210) was paid or accrued for the benefit of non-executives for their services in that capacity.

Senior Management and Executive Officers

The Company’s senior management includes the following individuals:

Mr. Stephen H. Willard is Chief Executive Officer and member of the Board of Directors of Flamel Technologies SA since 2001. Prior to being asked to serve as CEO by the Board of Directors in June of 2005, Mr. Willard was the Company’s Chief Financial Officer and General Counsel. Prior to joining the Company in August 2000, Mr. Willard was Vice President of Biovail Corporation (now Valeant Pharmaceuticals International, Inc.; NYSE/TSX: VRX). He previously served as Associate Director of Resolutions of the Federal Deposit Insurance Corporation ("FDIC") of the USA. Mr. Willard worked also as an investment banker at Credit Suisse First Boston and as an attorney with Gibson, Dunn & Crutcher LLP and Shearman & Sterling LLP. He is a member of the Board of Directors of E-Trade Financial Corporation (NASDAQ: ETFC) since April 2005. Mr. Willard is a Juris Doctorate of Yale Law School (USA) and received a Bachelor of Arts degree from Williams College (USA).

Mr. Rafael Jorda is Executive Vice President and Chief Operating Officer of Flamel Technologies SA since 2005. He joined the Company in early 1991. Previously Mr. Jorda worked 14 years as a research and development scientist on controlled-released and biopolymers at Rhone-Poulenc. He specializes in chemical engineering and in the structure-property relationships of materials. Mr Jorda is a graduate of “Ecole Nationale Supérieure de Chimie de Lyon” (France).

Mr. Christian Kalita is Responsible Pharmacist, Director of Quality and Regulatory Affairs of Flamel Technologies SA since 2005. He worked previously at Skye Pharma as Director of Quality for Europe. Mr. Kalita also worked 10 years for Merck Lipha and Merck generics in different roles as Chief Pharmacist, Head of Quality Control Management and Head of Industrial Affairs.

Mrs. Sian Crouzet is Principal Financial Officer of Flamel Technologies SA since March 2008. She previously worked as Financial Controller France for McCormick & Company Inc. Mrs. Crouzet also worked five years as an external auditor with Ernst and Young (France and UK). She is a UK Chartered Accountant and a graduate of Bradford University (UK).

Mr. Yves Bourboulou is Director of Manufacturing Facility. He worked previously as Plant Manager at Pharmacia and Fresenius Kabi. Mr. Bourboulou previously held various senior positions including Quality Assurance Director and Chief Pharmacist in the Pharmaceutical Industry. He has more than 20 years experience in pharmaceutical production, quality and development.

Mrs. Martine Capelle is our Human Resources Director and joined us in 2006.  She previously worked for the Danone group for 15 years in different Human Resource functions and roles and prior to that she worked as Human Relations manager for two automobile plants.  She is a graduate of Lyon Human Sciences University.

Mrs. Catherine Castan is Director of Micropump Platform (Oral Drugs) and Intellectual Property of Flamel Technologies SA She joined the Company in 1992 after having spent four years at Sanofi Recherche. Mrs. Castan is a graduate of “Ecole Nationale Supérieure de Chimie de Montpellier” and has a Ph.D. in polymer chemistry, applied in drug delivery.

Dr. You-Ping Chan is Director of Chemistry and Analysis of Flamel Technologies SA He joined the Company in 1992 as a researcher in polymer science after post-doctoral research at the Massachusetts Institute of Technology (USA). He received his Ph. D in Chemistry from Strasbourg, France.

Dr. Jean Chatellier joined Flamel Technologies in October 2010. He served previously as Director of Business Development at Micromet AG (Nasdaq: MITI) and added other business development activities for Crucell (Nasdaq: CRXL) and Viropro Inc. (PINK: VPRO). He also was the founder and CEO of Imaxio SA, and was ex-CEO and liquidator of Aptanomics SA He obtained a binational Ph.D. in Protein Engineering from Strasbourg, France and Montréal, Canada. He also performed post-doctoral research with Sir Allan Fersht and Sir Greg Winter at the Center for Protein Engineering of the Medical Research Council, Cambridge UK.

Dr. Roger Kravtzoff is Director of Preclinical and Clinical Development of Flamel Technologies SA. He joined the Company in June 2002. Previously, Mr. Kravtzoff worked as Project Director at Biovector Therapeutics. He also had senior scientific positions at Novacell and the “Centre Regional de Transfusion Sanguine”. Mr. Kravtzoff obtained a Ph.D. in Biochemistry from Tours, France.

Mr. Nigel McWilliam is Vice President of Business Development. He joined the Company in its Washington office in August 2005. Mr. McWilliam spent 20 years with Dow Corning Corporation’s Health Care Businesses in commercial positions in Europe and the U.S.. He also had various senior positions as President of Leiras Inc., the U.S. subsidiary of a Finnish pharmaceutical company (now part of Bayer-Schering, AG), as CEO of Veos Ltd., and as Senior V.P. Business Development at SkyePharma. Mr. McWilliam has a Bachelor degree in Science from the University of Dundee.

Dr. Rémi Meyrueix is Director of Medusa Platform of Flamel Technologies SA He joined the Company in early 1991 after having spent 8 years at Rhone Poulenc. Mr. Meyrueix holds an engineer degree and a Ph.D. in physics from the Polytechnic Institute of Grenoble (France).

Mr. Charles Mosseri-Marlio is Director of Strategic Planning and Investor Relations of Flamel Technologies SA, having previously served as Associate General Counsel. He joined the Company in 2004 after working as a portfolio manager of Baldwin Brothers Inc., a U.S. Investment Advisory firm. Mr. Mosseri-Marlio received his JD from the University of Colorado (USA).

Mrs. Raphaëlle Portella is our French Legal in-house Counsel and joined us in April 2006. Mrs. Portella previously worked as Head of the Corporate and Business Law Department for ADIA (Adecco Group) for almost 10 years.  She graduated from Lyon University with a master (DESS) in Business Law.

Mr. David Weber is our Supply Chain Director. He has more than ten years experience in purchasing and operations management at various international companies including Garrett (Honeywell group) and Isringhausen. Before joining us he was Vice President and Cofounder of Pertinence Data Intelligence.

Options to Purchase Securities from the Company

On June 25, 2010 the shareholders of the Company authorized the issuance of up to 250,000 warrants reserved to a category of beneficiaries comprising the Directors of the Company who are not officers and/or employees of the Company, including the Chairman, of which 250,000 have been subscribed for.

On June 25, 2010 the Board of Directors authorized the Directors of the Company, Mssrs., de Vink, Fildes, Lemoine, Vannier and Vogelstein, to subscribe to 50,000 warrants each for a subscription price of 0.70 Euros per warrant ($0.86)2.  Each warrant is exercisable to purchase one Share at a price of 5.44 Euros ($6.68)2.

On June 25, 2010 the shareholders of the Company authorized the issuance of new shares which authorizes the Board of Directors to award and issue up to 200,000 shares free to officers and employees of the company as compensation for services rendered.  Under the terms of the awards the shares are definitively owned by the beneficiaries two years following their allocation and the beneficiaries are required to retain the shares for a further two years.

(2)  Historical value at date of grant

On June 25, 2010 the shareholders of the Company authorized the creation of a share option plan (the ‘2010 Plan’), which authorizes the Board of Directors to issue options to subscribe for up to 750,000 Shares.  The 2010 Plan is designed to permit the granting of ‘qualifying stock options’ under French tax law principles as well as ‘incentive stock options’ under the Internal Revenue Code of 1986, as amended.  Options granted under the 2010 Plan will have an exercise price based on the market price of the share, in the form of ADS, on NASDAQ, on the day preceding the date of the Board meeting, provided however, that such price is not less than 80% of the average market price for the shares on the NASDAQ, in the form of ADSs, during the last twenty trading days preceding said meeting.  In this case, the price of the shares should be equal or superior to 80% of the average market price for the share on NASDAQ, in the form of ADS, during the last twenty trading days preceding such meeting.    The options granted under the 2010 Plan are exercisable up to ten years from the date of grant.

Free Share Awards Granted and Warrants Subscribed from January 1, 2010 to April 30, 2011

		Stock	Exercise Price	Exercise Price		Free Share
	Warrants	Options	in Euros	in USD (2)	Expiration	Awards
Vannier	50,000		5.44	6.68	June 2014
De Vink	50,000		5.44	6.68	June 2014
Fildes	50,000		5.44	6.68	June 2014
Lemoine	50,000		5.44	6.68	June 2014
Vogelstein	50,000		5.44	6.68	June 2014

Autant						2,500
Bourbouloui						6,000
Caisse		5,000	5.29	7.01	December 2020	3,000
Capelle						6,000
Castan		5,000	5.29	7.01	December 2020	5,000
Chan		5,000	5.29	7.01	December 2020	5,000
Chatellier		75,000	4.89	6.75	October 2020	15,000
Commaret						2,500
Constancis		5,000	5.44	6.68	June 2020	4,500
Crouzet						8,000
Gorria		5,000	5.44	6.68	June 2020	3,500
Jorda		75,000	5.29	7.01	December 2020	25,000
Kalita		5,000	5.29	7.01	December 2020	5,000
Kravtzoff		5,000	5.29	7.01	December 2020	5,000
Lemercier						2,500
Marlio		10,000	5.44	6.68	June 2020	5,000
McWilliam						6,000
Meyrueix						6,000
Nicolas		5,000	5.44	6.68	June 2020	3,000
Portella						3,000
Vialas		5,000	5.44	6.68	June 2020	5,000
Weber						3,000
Willard		100,000	5.29	7.01	December 2020	45,000

(2)  Historical value at date of grant

Employees

As of December 31, 2010, Flamel had 291 full-time employees.  The following table sets forth the average number of employees for each of the last three years based in their principal geographic locations.
Employees

	Venissieux (1)	Pessac (2)	U.S. (3)	Total
Year End
2008	130	151	3	284
2009	150	149	3	302
2010	157	144	3	304
(1)  Primarily engaged in research activities
(2)  Primarily engaged in technical and pharmaceutical development activities and manufacturing
(3)  Primarily engaged in administrative and marketing activities

The Company’s future will depend on its ability to attract and retain highly qualified personnel.  The Company believes that its employee relations are good.  As required by French law, the Company has created an Employee Representation Committee (‘Comité d’Entreprise’) composed of representatives elected from among the personnel.  Two of these representatives are entitled to attend certain meetings of the Board of Directors of the Company, but they do not have any voting rights.

Share Ownership

The following table sets forth the share ownership of directors, executive officers and senior managers as of the date indicated:

OWNERSHIP OF SHARES AS OF MARCH 31, 2011

		% of			Exercise	Exercise
		Ordinary			Price in	Price in		Free
	Shares	Shares		Number of	Euros	USD (2)		Share		Total
Name	Owned	Outstanding	Warrants	Options	€	$	Expiration	Awards	Total	%

Vannier	1	0.00%	50,000		6.57	10.20	June 2012
			50,000		4.5	6.29	June 2013
			50,000		5.44	6.68	June 2014		150,001	0.52%
De Vink	1	0.00%	50,000		6.57	10.20	June 2012
			50,000		4.5	6.29	June 2013
			50,000		5.44	6.68	June 2014		150,001	0.52%
Fildes	1	0.00%	50,000		6.57	10.20	June 2012
			50,000		4.5	6.29	June 2013
			50,000		5.44	6.68	June 2014		150,001	0.52%
Lemoine	1	0.00%	50,000		6.57	10.20	June 2012
			50,000		4.5	6.29	June 2013
			50,000		5.44	6.68	June 2014		150,001	0.52%
Vogelstein	100,001	0.41%	50,000		6.57	10.20	June 2012
			50,000		4.5	6.29	June 2013
			50,000		5.44	6.68	June 2014		250,001	0.86%
Willard	165,001	0.67%		30,000	1.09	0.99	September 2011
				195,000	2.33	2.04	March 2012
				200,000	4.32	4.62	March 2013
				100,000	20.81	25.27	December 2013
				150,000	14.81	19.70	December 2014
				100,000	16.23	19.35	December 2015
				100,000	25.39	33.46	December 2016
				75,000	4.03	5.17	December 2018
				100,000	5.06	7.46	December 2019
				100,000	5.29	7.01	December 2020	90,000	1,405,001	4.86%

(2) Historical value at date of grant

OWNERSHIP OF SHARES AS OF MARCH 31, 2011 continued
		% of			Exercise	Exercise
		Ordinary			Price in	Price in		Free
	Shares	Shares		Number of	Euros	USD (2)		Share		Total
Name	Owned	Outstanding	Warrants	Options	€	$	Expiration	Awards	Total	%

Bourboulou	17,000	0.07%		50,000	13.08	17.49	May 2015
				20,000	12.86	15.83	September 2015
				6,500	25.39	33.46	December 2016
				5,000	5.06	7.46	December 2019	16,000	114,500	0.40%
Capelle	11,800	0.05%		25,000	13.97	17.65	June 2016
				3,750	25.39	33.46	December 2016	12,000	52,550	0.18%
Castan	14,000	0.06%		5,000	9.88	11.66	June 2013
				40,000	20.81	25.27	December 2013
				20,000	12.86	15.83	September 2015
				20,000	16.23	19.35	December 2015
				6,000	25.39	33.46	December 2016
				5,000	5.06	7.46	December 2019
				5,000	5.29	7.01	December 2020	11,000	126,000	0.44%
Chan	14,300	0.06%		5,000	9.88	11.66	June 2013
				20,000	12.86	15.83	September 2015
				20,000	16.23	19.35	December 2015
				4,500	25.39	33.46	December 2016
				5,000	5.06	7.46	December 2019
				5,000	5.29	7.01	December 2020	13,000	86,800	0.30%
Chatellier				75,000	4.89	6.75	October 2020	15,000	90,000	0.31%
Crouzet	14,560	0.06%		49,990	12.86	15.83	September 2015
				5,000	16.23	19.35	December 2015
				3,750	25.39	33.46	December 2016
				10,000	5.06	7.46	December 2019	20,000	103,300	0.36%
Jorda	60,369	0.24%		5,000	9.88	11.66	June 2013
				60,000	14.81	19.70	December 2014
				105,000	12.86	15.83	September 2015
				75,000	16.23	19.35	December 2015
				60,000	25.39	33.46	December 2016
				50,000	4.03	5.17	December 2018
				75,000	5.06	7.46	December 2019
				75,000	5.29	7.01	December 2020	50,000	615,369	2.13%
Kalita	16,500	0.07%		50,000	16.23	19.35	December 2015
				6,500	25.39	33.46	December 2016
				5,000	5.06	7.46	December 2019
				5,000	5.29	7.01	December 2020	13,000	96,000	0.33%
Kravtzoff	16,800	0.07%		5,000	9.88	11.66	June 2013
				30,000	12.86	15.83	September 2015
				20,000	16.23	19.35	December 2015
				4,500	25.39	33.46	December 2016
				10,000	5.06	7.46	December 2019
				5,000	5.29	7.01	December 2020	15,000	106,300	0.37%
McWilliam		0.00%		100,000	12.86	15.83	September 2015
				5,000	16.23	19.35	December 2015
				10,000	25.39	33.46	December 2016
				10,000	5.06	7.46	December 2019	26,000	151,000	0.52%
Meyrueix	15,025	0.06%		40,000	2.78	2.49	December 2011
				5,000	9.88	11.66	June 2013
				40,000	14.81	19.70	December 2014
				30,000	12.86	15.83	September 2015
				20,000	16.23	19.35	December 2015
				7,250	25.39	33.46	December 2016
				5,000	5.06	7.46	December 2019	15,000	177,275	0.61%
Marlio	10,200	0.04%		50,000	19.2	23.61	March 2014
				10,000	12.86	15.83	September 2015
				5,000	16.23	19.35	December 2015
				2,250	25.39	33.46	December 2016
				10,000	5.44	6.68	June 2020	11,000	98,450	0.34%
Portella	8,000	0.03%		2,750	25.39	33.46	December 2016	9,000	19,750	0.07%
Weber	8,000	0.03%		50,000	12.02	14.81	September 2014
				2,750	25.39	33.46	December 2016	9,000	69,750	0.24%

ITEM 7.  Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth as of March 31, 2011, the percentage of Ordinary Shares owned by O.S.S. Capital Management LP, BVF, Inc.and Visium Asset Management LP, the persons each known to beneficially own more than 5% of the Company’s Ordinary Shares. The table set forth below is based on information contained in Schedule 13/Ds or 13/Gs on file with the SEC.  Percentages are calculated based on the total number of shares outstanding as of March 31, 2011: 24,645,650.

Identity of Person or Group	Amount of Ordinary Shares Owned		Percentage of Class

BVF, Inc.	2,848,334	(1)	11.56%

O.S.S. Capital Management LP	3,072,524	(2)	12.47%

Visium Asset Management LP	1,747,072	(3)	7.09%

(1)
Information as to the amount and nature of beneficial ownership was obtained from the Schedule 13G/A filed with the SEC on February 11, 2011 by Biotechnology Value Fund, L.P. (“BVF”).  As of the close of business on December 31, 2010, (i) BVF beneficially owned 616,879 ADRs, (ii) Biotechnology Value Fund II, L.P. (“BVF2”) beneficially owned 426,935 ADRs, (iii) BVF Investments, L.L.C. (“BVLLC”) beneficially owned 1,630,308 ADRs and (iv) Investment 10, L.L.C. (“ILL10”) beneficially owned 174,212 ADRs. BVF Partners L.P. (“Partners”), as the general partner of BVF and BVF2, the manager of BVLLC and the investment adviser of ILL10, may be deemed to beneficially own the 2,848,334 ADRs beneficially owned in the aggregate by BVF, BVF2, BVLLC and ILL10.  BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 2,848,334 ADRs beneficially owned by Partners.  Mr.  Mark N. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 2,848,334  ADRs beneficially owned by BVF Inc.   The address of BVF is 900 N. Michigan Avenue, Suite 1100, Chicago, IL 60611.

(2)
Information as to the amount and nature of beneficial ownership was obtained from the Schedule 13G filed with the SEC on February 14, 2011 by O.S.S. Capital Management LP (“OCM”).  OCM shares beneficial ownership with Oscar S. Schafer & Partners I LP in respect of 273,021 Ordinary Shares, Oscar S. Schafer & Partners II LP in respect of 1,902,585 Ordinary Shares, O.S.S. Overseas Fund Ltd. in respect of 889,713 Ordinary Shares, O.S.S. Advisors LLC in respect of 2,175,606 Ordinary Shares and Schafer Brothers LLC and Oscar S. Schafer in respect of all 3,072,524 Ordinary Shares.  Additionally, Mr. Oscar S. Schafer beneficially owns 50,000 shares over which he has sole voting and dispositive power.  The address of OCM is 598 Madison Avenue, New York NY, 10022.

(3)
Information as to the amount and nature of beneficial ownership was obtained from the Schedule 13G/A filed with the SEC on February 14, 2011 by Visium Asset Management, LP (“VAM”), which reports dispositive power over 1,747,072 Ordinary Shares.  Visium Balanced Master Fund, LTD, JG Asset, LLC and Jacob Gottlieb share dispositive power over the 1,747,072 Ordinary Shares held by VAM.  The address for VAM is 950 Third Avenue, 29th Floor, New York, New York 10022.

The Company’s major shareholders do not have different voting rights. To the best of our knowledge, Flamel Technologies is not directly or indirectly owned or controlled by another corporation, by any government, or by any other natural or legal person.  We are not aware of any arrangement that may at a subsequent date result in a change of control.  As of March 31, 2011, the Company has 205 Ordinary shareholders of record including the Bank of New York.  Approximately 97.5% of the Company’s outstanding shares are represented by American Depositary Shares (ADS).  Approximately 2.3% of the Ordinary Shares are held in France.  One record holder resides in France.

Significant changes in the percentage ownership held of record by any of our major shareholders in the last three years, as reported to the SEC, were as follows:

Major Shareholder	Filing Date	Ownership Percentage

BVF, Inc.	January 24, 2008	10.12%
BVF Partners L.P.	October 17, 2008	18.99%
	February 2, 2009	15.88%
	February 10, 2010	14.49%
	February 11, 2011	11.56%

O.S.S. Capital Management LP	February 14, 2007	17.6%
Schafer Brothers LLC	August 31, 2007	26.12%
Oscar S. Schafer	February 22, 2010	23.52%
	March 31, 2010	13.1%
	February 14, 2011	12.47%

Visium Asset Management L.P.	April 9, 2010	7.58%
	February 14, 2011	7.09%

Knoll Capital Management L.P.	February 11, 2008	9.27%
Fred Knoll	February 17, 2009	5.22%
	January 29, 2010	3.61%

Greenlight Capital Management	February 14, 2008	7.84%
	February 13, 2009	0.0%

	October 29, 2007	5.2%
Silver Point Capital L.P.	February 14, 2008	6.23%
	February 17, 2009	0.0%

B.	Related Party Transactions

For the year ended December 31, 2010, and as of April 30, 2011, the Company is not aware of any related party transaction requiring disclosure pursuant to this section.

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

On November 9, 2007 a putative class action was filed in the United States District Court for the Southern District of New York against the Company and certain of its current and former officers entitled Billhofer v. Flamel Technologies, et al.  The complaint purports to allege claims arising under the Securities Exchange Act of 1934 based on certain public statements by the Company concerning, among other things, a clinical trial involving Coreg CR and seeks the award of damages in an unspecified amount.  By Order dated February 11, 2008, the Court appointed a lead plaintiff and lead counsel in the action.  On March 27, 2008, the lead plaintiff filed an amended complaint which continued to name as defendants the Company and two previously named officers and asserted the same claims based on the same events as alleged in the initial complaint.  On May 12, 2008, the Company filed a motion to dismiss the action, which the Court denied by Order dated October 1, 2009.  The action is now in the discovery phase pursuant to a schedule approved by the Court in a Case Management Order, signed December 9, 2009.  On April 29, 2010, the lead plaintiff moved to withdraw and substitute another individual as lead plaintiff and to amend the Case Management Order.   On September 20, 2010, the Court granted that motion and on September 30, 2010, the Court approved an Amended Case Management Order.  The parties are now pursuing further discovery consistent with the schedule set forth in that Order.  The Company intends to vigorously defend itself in the action.

In May 2011, we announced the filing of a lawsuit in the U.S. District Court for the District of Columbia against Lupin for infringement of our US Patent No. 6,022,562, which is associated with Coreg CR.

Dividend Policy

The Company has never declared or paid a cash dividend on any of its capital stock and does not anticipate declaring cash dividends in the foreseeable future.

ITEM 9.  The Offer and Listing

The principal trading market for the Company’s securities in ADSs is the NASDAQ National Market.  Each ADS represents one Share, nominal value 0.122 Euros.  Each ADS is evidenced by an ADR.  The Bank of New York is the Depositary for the ADRs.  As of December 31, 2010, there were 24,029,939 ADSs outstanding in the United States.  At such date, there were 33 holders of ADSs on record.  As of December 31, 2010, there were 24,645,650 Shares outstanding.

The following table shows the high and low closing sales prices of the ADSs on the NASDAQ Market for the periods indicated.

	Price Per ADS (U.S.$)
Year	High	Low
2006	34.88	16.7
2007	36.97	8.17
2008	10.80	3.68
2009	9.67	3.99
2010	9.60	6.02

	Price Per ADS (U.S.$)
Quarter Ended	High	Low
1st Quarter, 2009	6.77	3.99
2nd Quarter, 2009	7.00	5.84
3rd Quarter, 2009	9.67	7.00
4th Quarter, 2009	9.49	7.00
1st Quarter, 2010	9.60	7.52
2nd Quarter, 2010	9.06	6.52
3rd Quarter, 2010	8.00	6.02
4th Quarter, 2010	7.90	6.64
1st Quarter, 2011	6.97	5.82

	Price Per ADS (U.S.$)
Month Ended	High	Low
November 30, 2010	7.70	6.93
December 31, 2010	7.20	6.64
January 31, 2011	6.97	6.07
February 28, 2011	6.96	5.90
March 31, 2011	6.92	5.82
April 30, 2011	6.63	5.34

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

This description may not address all aspects of French tax laws that may be relevant in light of the particular circumstances of individual holders of Flamel Ordinary Shares or Flamel ADSs.  It is based on the applicable tax laws, regulations and judicial decisions as of the date of this annual report, and on the Convention between the United States of America and the Republic of France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital dated as of August 31, 1994 entered into force on December 30, 1995, and the 2004 and 2009 Protocols amending the Treaty, all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion refers to the treaty between the United States and France described above, and the two Protocols together as the ‘Treaty’.

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

French resident individuals receiving dividends are entitled to (i) a 40% rebate applied to the gross amount of the dividends received  meaning that dividends are assessed to income tax at progressive rate (with a maximum rate of 41%) but only for 60% of their amount and (ii) an additional annual tax allowance (abattement fixe annuel) equal to €1,525 for single individuals or married persons subject to separate taxation and €3,050 for married couples and members of a union agreement subject to joint taxation2,

As from January 1, 2008, there is also an option to subject dividends to a final levy at a rate of 19% (in practice, 31.3% after taking into account the 12.3% social taxes.

b)	Non-Residents

French companies must, in principle, deduct a 25% withholding tax from dividends paid to non-residents.  As from January 1, 2008, the rate of this withholding tax has been reduced to 19% for dividends paid to EU, Norway Iceland and Liechtenstein residents.

In addition, the French Amended Finance Bill for 2009 provides for new anti-avoidance rules regarding transactions concluded with non-cooperative jurisdictions.  As a consequence, dividends distributed to non-cooperative jurisdictions residents as of March 1, 2010, as per the criteria defined by the French tax code, would be subject to a 50% withholding tax.

The following countries were considered by the French tax authorities as non-cooperative jurisdictions in 2010:

Anguilla	Grenada	Montserrat	Saint Kitts and Nevis
Belize	Guatemala	Nauru	Sainte Lucia
Brunei	Cook islands	Niue	Saint Vincent and the Grenadines
Costa Rica	Marshall islands	Panama
Dominica	Liberia	Philippines

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

If these arrangements apply to a shareholder, Flamel will withhold tax from the dividend at the lower rate, provided that the shareholder has established, before the date of payment of the dividend, that the shareholder is entitled to the lower rate and has complied with the filing formalities.  Otherwise, Flamel must withhold tax at the full rate of 25% (for other than  European Union, Iceland, Norway or Liechtenstein residents) or 19% (for European Union, Iceland, or Norway residents), and the shareholder may subsequently claim the excess tax paid.

2 This annual tax allowance would be applied after the 40% rebate.

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

Non-residents should consult their own tax advisors regarding whether French estate and gift tax would apply to them and whether they might be able to claim an exemption or tax credit pursuant to an applicable tax treaty.

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

French withholding tax imposed on the dividends a U.S. Holder receives at 15% under the Treaty generally is treated as payment of a foreign income tax.  A U.S. Holder may take this amount as a credit or deduction against the U.S. Holder’s U.S. federal income tax liability.  The foreign tax credit is subject to various conditions and limitations, including minimum holding period requirements.   Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

To the extent a refund of French tax withheld with respect to dividends  is available under the Treaty or under French law, the amount of tax withheld that is refundable will not be eligible for credit against your U.S. federal income tax liability.

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

ITEM 11.  Quantitative and Qualitative Disclosures About Market Risk

The Company conducts a portion of its business transactions in U.S. dollars.  For the year ended December 31, 2010 revenues denominated in U.S. dollars represented 27.3% of total revenues.  As a result, the Company’s financial results could be significantly affected by the fluctuation of the Euro relative to the U.S. dollar.  Specifically, 60% of the Company’s cash and cash equivalents, totalling $4.8 million as of December 31, 2010, and all of the Company’s marketable securities, totalling $23.2 million, as of December 31, 2010, are denominated in Euros, as are the vast majority of the Company’s expenses.  If the dollar were to strengthen by 10% versus the Euro, there would be a corresponding negative effect on these items of $2.5 million in our balance sheet.  Conversely, if the dollar were to weaken by 10% versus the Euro, there would be a positive effect on these items of $3.1 million in our balance sheet.  See ‘Item 5. Operating and Financial Review and Prospects - Overview.’

We believe the Company is not exposed to interest rate risk.

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

ITEM 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15.  Controls and Procedures

Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Principal Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2010.  Based on this evaluation, the Chief Executive Officer and Principal Financial Officer of the Company concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2010.

 Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting that occurred during the Company’s fiscal year ended December 31, 2010 that has materially affected, or is reasonable likely to materially affect, the Company’s internal control over financial reporting.

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

The Company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2010.  Management based this assessment on criteria for effective internal control over financial reporting described in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2010, the Company maintained effective internal control over financial reporting.  Management reviewed the results of its assessment with the Audit Committee of the Board of Directors.

Attestation report of registered public accounting firm

The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers, an independent registered accounting firm, as stated in their report on the Company’s internal control over reporting as of December 31, 2010, which is included herein. See report of PricewaterhouseCoopers, an independent registered accounting firm, included within the financial statements on page F-2.

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

ITEM 16C.  Principal Accountant Fees and Services

The following is a summary of the fees billed to Flamel by PricewaterhouseCoopers for professional services rendered for the fiscal years ended December 31, 2010 and 2009:

Fee Category	Fiscal 2010 Fees (Euros)	Fiscal 2009 Fees (Euros)
Audit Fees	199,124	198,000
Audit-Related Fees	12,500	10,500
Tax Fees	-	-
All Other Fees	-	-
Total Fees	211,624	208,500

All fees were billed in Euros.  Using the average exchange rate of 1.32681 U.S dollars per Euro for 2010 and 1.39265 U.S dollars per Euro for 2009, audit fees equaled $280,784 for Fiscal 2010 and $290,496 for Fiscal 2009.

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

The Company also has been granted an exemption from NASDAQ Marketplace 5620 (b).   The French Commercial Code does not require that we solicit or provide proxy statements for meetings of shareholders.  In accordance with the French Commercial Code and our statuts, we inform shareholders of all meetings in a public notice, which notice states the requirements for admission to the meeting.  Meeting the Nasdaq requirement to solicit proxies and provide proxy statements for shareholder meetings would be contrary to accepted business practice in France.

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

As a ‘foreign private issuer’ under the U.S. securities laws, our Chief Executive Officer and our Principal Financial Officer issue the certifications required by §302 and §906 of the Sarbanes Oxley Act of 2002 on an annual basis (with the filing of our annual report on Form 20-F) rather than on a quarterly basis as would be the case of a U.S. corporation filing quarterly reports on Form 10-Q.

PART III

ITEM 17.  Financial Statements

           Not applicable. See ‘Item 18. Financial Statements.’

ITEM 18.  Financial Statements

The following financial statements, together with the reports of Independent registered accounting firm thereon, are filed as part of this Annual Report:

See pages F-1 through F-30 incorporated herein by reference

The registrant undertakes to provide to each shareholder requesting the same a copy of each exhibit referred to herein upon payment of a reasonable fee limited to the registrant’s reasonable expenses in furnishing such exhibit.

ITEM 19.  Exhibits

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Revised Statuts or bylaws of the Company (Filed herewith)
2.1
Deposit Agreement among Flamel, The Bank of New York, as Depositary, and holders from time to time of American Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt)  (1)

8.1	List of Subsidiaries (Filed herewith)
11.1	Code of Ethics for CEO (Directeur Général), Delegated Managing Directors (Directeurs Généraux Délégués) and Senior Financial Officers (2)
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith)
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
(2) Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on April 26, 2004.

FLAMEL TECHNOLOGIES S.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders,
Flamel Technologies SA
Vénissieux

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Flamel Technologies SA and its subsidiary at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting, appearing on page 70 of the 2010 Annual Report to Shareholders.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Lyon, France, June 9, 2011

PricewaterhouseCoopers Audit

Represented by
Bernard Rascle

FLAMEL TECHNOLOGIES S.A.

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of dollars except share data)

		December 31,
	Note	2009	2010
ASSETS
Current assets:
Cash and cash equivalents	6	$8,716	$8,184
Marketable securities	7	35,352	23,160
Accounts receivable (net of allowance of $152 and $141 at December 31, 2009 and 2010 respectively)		8,675	7,480
Inventory	8	1,072	862
Research and development tax credit receivable current portion	18	9,400	2,304
Prepaid expenses and other current assets	9	3,626	3,372
Total current assets		66,841	45,362

Property and equipment, net	10	24,759	21,425
Other assets:
Research and development tax credit receivable less current portion	18	2,484	7,641
Other long-term assets		212	186
Total assets		$94,296	$74,614

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Current portion of long-term debt	14	862	2,317
Current portion of capital lease obligations	15	33	59
Accounts payable		6,366	4,941
Current portion of deferred revenue	13	3,862	2,528
Advances from customers		851	139
Accrued expenses	11	6,318	6,004
Other current liabilities	12	4,604	3,433
Total current liabilities		22,896	19,421

Long-term debt, less current portion	14	2,944	1,547
Capital lease obligations, less current portion	15	66	133
Deferred revenue, less current portion	13	6,033	3,247
Other long-term liabilities	12 - 19	17,494	13,961
Total long-term liabilities		26,537	18,888

Commitments and contingencies:		-	-

Shareholders' equity :	17
Ordinary shares: 24,342,600 issued and outstanding at December 31, 2009 and 24,645,650 at December 31, 2010 (shares authorised 29,509,790) at nominal value of 0.122 euro		3,540	3,589
Additional paid-in capital		198,498	202,462
Accumulated deficit		(171,644)	(180,619)
Accumulated other comprehensive income		14,469	10,873

Total shareholders' equity		44,863	36,305
Total liabilities and shareholders' equity		$94,296	$74,614

FLAMEL TECHNOLOGIES S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of dollars except share data)

		Year ended December 31,
	Note	2008	2009	2010
Revenue:
License and research revenue	3	$13,247	$20,815	$19,704
Product sales and services	2	13,549	11,871	8,180
Other revenues		11,823	9,432	9,210
Total revenue		38,619	42,118	37,094
Costs and expenses:
Cost of products and services sold		(9,621)	(10,118)	(6,914)
Research and development	4	(29,269)	(30,416)	(28,687)
Selling, general and administrative		(12,911)	(13,337)	(11,333)
Total		(51,801)	(53,871)	(46,934)

Income (loss) from operations		(13,182)	(11,753)	(9,840)

Interest expense		(18)	(100)	(24)
Interest income		1,432	525	464
Foreign exchange gain (loss)		3	(83)	109
Other income		181	(28)	525

Income (loss) before income taxes		(11,584)	(11,439)	(8,766)
Income tax	18	(500)		(209)
Net income (loss)		$(12,084)	$(11,439)	$(8,975)
Earnings (loss) per share
Basic earnings (loss) per share	16	$(0.50)	$(0.47)	$(0.37)
Diluted earnings (loss) per share		$(0.50)	$(0.47)	$(0.37)
Weighted average number of shares outstanding (in thousands) :

Basic		24,082	24,225	24,411
Diluted		24,082	24,225	24,411

FLAMEL TECHNOLOGIES S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands of dollars except share data)

					Accumulated
					Other
			Additional		Comprehensive
	Ordinary Shares		Paid-in	Accumulated	Income	Shareholders'
	Shares	Amount	Capital	Deficit	(Loss)	Equity
Balance at January 1, 2008	24,051,590	$3,490	$185,173	$(148,121)	$14,085	$54,627
Subscription of warrants			354			354
Issuance of ordinary shares on exercise of stock -options	55,010	10	176			186
Issuance of ordinary shares on vesting of free shares (note 17.5)	98,750	16	(16)			-
Stock-based compensation expense			7,398			7,398
Net loss				(12,084)		(12,084)
Foreign currency translation adjustment					(1,935)	(1,935)
Comprehensive loss						$(14,019)
Balance at December 31, 2008	24,205,350	$3,516	$193,085	$(160,205)	$12,150	$48,546
Subscription of warrants			262			262
Issuance of ordinary shares on exercise of stock -options	20,000	3	26			29
Issuance of ordinary shares on vesting of free shares (note 17.5)	117,250	21	(21)			-
Stock-based compensation expense			5,146			5,146
Net loss				(11,439)		(11,439)
Foreign currency translation adjustment					2,319	2,319
Comprehensive loss						$(9,120)
Balance at December 31, 2009	24,342,600	$3,540	$198,498	$(171,644)	$14,469	$44,863
Subscription of warrants			224			224
Issuance of ordinary shares on exercise of stock -options	63,000	11	470			481
Issuance of ordinary shares on vesting of free shares	240,050	38	(38)			-
Stock-based compensation expense			3,308			3,308
Net loss				(8,975)		(8,975)
Foreign currency translation adjustment					(3,596)	(3,596)
Comprehensive loss						$(12,571)
Balance at December 31, 2010	24,645,650	$3,589	$202,462	$(180,619)	$10,873	$36,305

FLAMEL TECHNOLOGIES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of dollars except share data)

	Year ended December 31,
	2008	2009	2010

Cash flows from operating activities:
Net income (loss)	$(12,084)	$(11,439)	$(8,975)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property and equipment	7,249	5,917	4,696
Loss (gain) on disposal of property and equipment	-	-	(68)
Gains on sales of marketable securities	(327)	(153)	(74)
Grants recognized in other income and income from operations	(1,360)	(2,522)	(884)
Stock compensation expense	8,286	5,499	3,170
Provision for losses on accounts receivable	-	-	-
Increase (decrease) in cash from:
Accounts receivable	(2,392)	(1,257)	733
Inventory	(171)	909	152
Prepaid expenses and other current assets	492	(1,722)	964
Research and development tax credit receivable	(1,494)	4,064	837
Accounts payable	(258)	32	(450)
Deferred revenue	(2,226)	8,251	(3,358)
Accrued expenses	282	453	(723)
Other current liabilities	(1,644)	2,251	(814)
Other long-term assets and liabilities	(1,861)	(2,088)	(663)
Net cash used in operating activities	(7,508)	8,195	(5,457)

Cash flows from investing activities:
Purchases of property and equipment	(3,376)	(1,770)	(3,599)
Proceeds from disposal of property and equipment	-	-	131
Proceeds from sales of marketable securities	75,216	138,476	83,128
Purchase of marketable securities	(70,782)	(160,968)	(73,632)
Net cash provided by (used in) investing activities	1,058	(24,262)	6,028

Cash flows from financing activities:
Reimbursment of loans or conditional grants	-	(3,999)	(1,879)
Proceeds from loans or conditional grants	8,467	2,191	436
Principal payments on capital lease obligations	(272)	(67)	(35)
Cash proceeds from issuance of ordinary shares and warrants	540	291	704

Net cash provided by financing activities	8,735	(1,584)	(774)

Effect of exchange rate changes on cash and cash equivalents	(1,577)	(654)	(329)

Net increase (decrease) in cash and cash equivalents	708	(18,305)	(532)

Cash and cash equivalents, beginning of year	26,313	27,021	8,716

Cash and cash equivalents, end of year	$27,021	$8,716	$8,184

Supplemental disclosures of cash flow information:
Income tax paid	-	-	-
Interest paid	18	100	24
Non cash transactions:
Capital lease obligations incurred	124	-	131

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies:

1.1. Nature of business:

Flamel Technologies, S.A. (the "Company") is organized as a société anonyme, a form of corporation under the laws of The Republic of France. The Company was founded in 1990. The Company is engaged principally in the development of two unique polymer-based drug delivery technologies.  The Company operates primarily in France.

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

1.5. Revenue recognition:

Revenue includes upfront licensing fees, milestone payments for R&D achievements, compensation for the execution of research and development activities. Where agreements have more than one deliverable, a determination is made as to whether the license and R&D elements should be recognized separately or combined into a single unit of account in accordance with Accounting Standards Codification 605-25, Revenue Arrangements with Multiple Deliverables.  In general, the different elements of these arrangements are recognized as one unit of accounting, as the Company does not have objective and verifiable evidence of the fair value of the undelivered items in the arrangement and because of the interrelated nature of license and R&D activities.

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

-
Research and development work is compensated at a non-refundable hourly rate for a projected number of hours. Revenue on such agreements is recognized proportionally to the actual number of hours worked compared to the latest estimated total hours.. Costs incurred under these contracts are considered costs in the period incurred. Payments received in advance of performance are recorded as deferred revenue and recognized in revenue as services are rendered.

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

The Company recognizes unconditional grants for research and development (R&D) projects requiring the collaboration of both private and public research partners as an offset to R&D expense on a pro-rata basis over the duration of the program.

The Company receives funds to finance R&D projects. These funds are repayable on commercial success of the project. In the absence of commercial success, the Company is released of its obligation to repay the funds and as such the funds are recognized in the Income Statement as ‘Other Income’.  The absence of commercial success must be formally confirmed by the granting authority.  Should the Company wish to discontinue the research and development to which the funding is associated, the granting authorities must be informed.

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

The Company performs ongoing credit evaluations of its customers and maintains provisions for potential credit losses as considered necessary. The Company generally does not require collateral. Historically, the Company has not experienced significant credit losses on its customer accounts. The allowance for doubtful accounts was $147,000, $152,000 and $141,000 at December 31, 2008, 2009 and 2010, respectively.

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

1.13. Inventories:

Inventories consist of raw materials and finished products, which are stated  at cost determined under the first-in, first-out ("FIFO") method. Raw materials used in the production of pre-clinical and clinical products are expensed as research and development costs when consumed. The Company establishes reserves for inventory estimated to be obsolete, unmarketable or slow-moving on a case by case basis.

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

1.17. Research credit tax

The Company is eligible to receive the French research tax credit which is calculated based on a percentage of eligible research and development costs. The tax credit can be refundable in cash and is not contingent on future taxable income. As such, the Company considers the research credit tax as a grant, offsetting operating expenses.

1.18. Employee stock options and warrants:

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

1.19. Comprehensive Income:

Other comprehensive income for the Company consists both of foreign currency translation adjustments and the recognition of the unrealized gains (losses) related to available-for-sale securities. Each item is shown separately in the consolidated statements of shareholders’ equity.

2. Subcontracting agreement:

In accordance with the terms of a supply agreement signed with GlaxoSmithKline in December 2004 and renewed in May 2008 for the manufacture of Coreg CR microparticles on a cost plus basis, the Company recognized as revenues from product sales a total amount of $13,549,000 in 2008, $11,871,000 in 2009 and $8,180,000 in 2010. Costs include all amounts attributable to the availability of production capacity for the manufacture of Coreg CR microparticles such as direct and indirect labor, materials, outside services and overhead.  This supply agreement expired on December 31, 2010 and the Company has been supplying Coreg CR microparticles to GSK as a unilateral accommodation so as to secure their supply while the parties negotiate a new supply agreement.  The Company is the sole supplier of microparticles to GSK, and it is anticipated that  the negotiations will not have a negative impact on the Company.
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

In 2009, the Company recognized $ 3,857,000 of milestone payments and $8,808,000 of royalties on GSK sales of Coreg CR.

In 2010, the Company recognized $8,541,000 of royalties on Coreg sales

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

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A total of $8,188,000 has been incurred on the acquisition of buildings and fixtures and a total of $11,138,000 has been incurred on behalf of GSK for the purchase of production equipment and associated costs. As of December 31, 2010, the funds received from GSK to finance the acquisition of assets owned by Flamel are classified in other current liabilities for $446,000 and in other long term liabilities for $4,508,000.  The liability is amortized on a pro-rata basis over the expected life of the related assets and reflected as an offset of the depreciation of the related assets.

In July 2006, Flamel and GSK entered into a further agreement as a supplement to the original supply agreement whereby GSK will partly sponsor the extension of the existing facilities at Pessac from two lines to three. GSK will have exclusive use of part of this equipment, in order to increase the production capacity of Coreg CR microparticles. The total funding provided by GSK amounted to $8.1 million to finance the acquisition of equipments, buildings and fixtures. The Company received all installments due under the agreement by December 31, 2007.  As of December 31, 2010 the funds received from GSK to finance the extension were classified in other current liabilities for $592,000 and long term liabilities for $3,380,000. The liability is amortized on a pro-rata basis over the expected life of the assets and proportionally based on funding received compared with the total value of the related assets. This amortization is reflected as an offset of the depreciation of the related assets (see Note 12).

In May 2008, Flamel and GSK signed an amendment to the original supply agreement, extending the supply of commercial supplies of the product through to end of 2010. The renewal of the agreement is currently under negotiation.

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

In 2010, the Company recognized research and development revenues of $353,000. The Company also recognized $221,000 of amortization of up-front payment and option payment.

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

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In 2010, the Company recognized research and development revenues of $4,091,000. The Company also recognized $5,437,000 of milestones payments and $1,327,000 of amortization of the initial up-front and option payments.

Baxter Healthcare Inc

On June 19, 2009 the Company entered into agreement with Baxter Healthcare Inc, to formulate controlled release applications of blood clotting factor replacement therapies using Flamel’s Medusa® Technology. In consideration of this agreement the Company received an access fee of $3,600,000 (€2,500,000).

In 2009; the company recognized research and development revenues of $291,000 and $968,000 of amortization of the initial up-front fee.

In 2010, the Company recognized research and development revenues of $406,000. The Company also recognized $1,578,000 of amortization of the initial up-front fee.

Pfizer Inc

The company has entered into research collaboration with Pfizer Inc to assess the applicability of the Medusa platform to certain molecules in development.  Under this collaboration, the Company recognized research and development revenues of $1,401,000 in 2008, $836,000 in 2009 and $333,000 in 2010.

Corning

In December 1998, the Company signed a long-term research and product development agreement with Corning France and Corning Incorporated. Pursuant to the terms of this agreement, Flamel receives royalties on the sales of Corning products that utilize Flamel’s innovations.

The Company recognized royalties on Corning’s sales of $581,000 in 2008, $370,000 in 2009 and $440,000 in 2010.

Others

The Company recognized license and research and development revenues on several feasibility studies with undisclosed partners for an amount of $2,556,000 in 2008, $6,191,000 in 2009 and $5,958,000 in 2010.  The increase in revenues from undisclosed partners in 2009 and 2010 compared with 2008 results from the increase in the number of feasibility agreements executed year on year.

4. Research and Development expenses

Our total research and development expenditures can be disaggregated in the following significant type of expenses ($USD in millions):

	2008	2009	2010
Research and Development Expenses	37.2	39.5	37.2
R&D Tax Credit	(7.0)	(6.6)	(7.6)
Grants	(0.9)	(2.5)	(0.9)
Total	29.3	30.4	28.7

As of December 31, 2010 the Company recognized to the income statement unconditional grants for a total of $884,000

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

	Year Ended December 31
	2008	2009	2010

Weighted-average expected life (years)	3.73	4.30	4.56
Expected volatility rate	61.5%	63.6%	60.5%
Expected dividend yield	-	-	-
Risk-free interest rate	2.57%	2.02%	1.43%
Forfeiture rate	5%	-	-

We base our determination of expected volatility predominantly on the implied volatility of our traded options with consideration of our historical volatilities.  Given the limited historical data and the grant of stock options and warrants to a limited population, the simplified method has been used to calculate the expected life.

Stock based compensation expense recognized was as follows:

(In thousands of U.S dollars except per share data)	Options			Free of charge share awards			Warrants			Total
	2008	2009	2010	2008	2009	2010	2008	2009	2010	2008	2009	2010
Research and development	2,691	1,532	400	1,454	668	831	(5)	-	-	4,141	2,200	1,230
Cost of goods sold	150	87	9	285	119	113	-	-	-	434	206	122
Selling, general and administrative	2,412	1,969	615	642	532	677	657	592	525	3,711	3,093	1,817

Total stock-based compensation expense	5,253	3,588	1,024	2,381	1,319	1,621	652	592	525	8,286	5,499	3,170

Effect on earnings per share
Basic	0.22	0.15	0.04	0.10	0.05	0.07	0.03	0.02	0.02	0.34	0.23	0.13

Diluted	0.22	0.15	0.04	0.10	0.05	0.07	0.03	0.02	0.02	0.34	0.23	0.13

As of December 31, 2010, the projected compensation expense related to non vested options or warrants amounted to $4,383,000 and is expected to be recognized over a weighted average period of 1.38 years.

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.2 Warrants

The summary of warrants activity is as follows:

	Warrants Outstanding	Weighted Average Exercise Price in U.S dollars [1]	Weighted Average Exercise Price in Euros
Balance at January 1, 2008	500,500	$21.26	€16.80
Warrants granted	250,000	$10.20	€6.57
Warrants cancelled	203,833	$19.27	€15.64
Balance at December 31, 2008	546,667	$16.94	€12.55
Warrants granted	250,000	$6.29	€4.50
Warrants cancelled	166,167	$20.67	€16.78
Balance at December 31, 2009	630,500	$11.73	€8.24
Warrants granted	250,000	$6.97	€5.44
Warrants cancelled	130,500	$25.11	€18.62
Balance at December 31, 2010	750,000	$7.82	€5.50

[1] Historical exchange rate at date of grant
No warrants were exercised in 2008, 2009 and 2010.

Exercise prices and intrinsic value for warrants outstanding as of December 31, 2010 were as follows:

	Warrants Outstanding				Warrants Exercisable
Range of exercise prices in euros	Number of shares	Weighted average remaining contractual life	Weighted average exercise price in euros	Weighted average intrinsic value in euros	Number of shares	Weighted average exercise price in euros	Weighted average intrinsic value in euros

0 to 4.50	250,000	2.48	4.50	0.62	250,000	4.50	0.62
5.44 to to 6.57	500,000	2.45	6.01	-	250,000	6.57	-

	750,000	1.30	3.69	0.21	500,000	5.54	0.21

The total fair value of warrants vested during 2008 amounted to €492,000 or $724,000 (average exchange rate of the year).

The total fair value of warrants vested during 2009 amounted to €651,000 or $908,000 (average exchange rate of the year).

The total fair value of warrants vested during 2010 amounted to €472,000 or $626,000 (average exchange rate of the year).

Intrinsic value represents the variance between the share price and the exercise price. As of December 31, 2010 the aggregate intrinsic value of warrants outstanding amounted to €155,000 or $207,000 (exchange rate at date of balance sheet).

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.3 Stock Options

The activity under the option plans is as follows:

	Shares Available for Grant	Options Granted and Outstanding	Weighted Average Exercise Price in U.S dollars[1]	Weighted Average Exercise Price in Euros
Balance at January 1, 2008	1,065,750	3,212,750	$16.37	€13.31
Options authorized		-	-	-
Granted	(125,000)	125,000	$5.17	€4.03
Exercised	-	(55,010)	$2.36	€2.36
Forfeited	(565,750)	(477,750)	$18.18	€14.68
Balance at December 31, 2008	375,000	2,804,990	$15.84	€12.88
Options authorized		-	-	-
Granted	(330,000)	330,000	$6.76	€4.75
Exercised	-	(20,000)	$0.99	€1.09
Forfeited		(4,000)	$25.27	€20.81
Balance at December 31, 2009	45,000	3,110,990	$14.96	€12.08
Options authorized	750,000	-	-	-
Granted	(305,000)	305,000	$6.91	€5.21
Exercised	-	(63,000)	$4.01	€5.75
Forfeited	(15,000)	(254,500)	$8.51	€7.65
Balance at December 31, 2010	475,000	3,098,490	$14.69	€11.71

[1] Historical exchange rate at date of grant

The total intrinsic value of options exercised during 2008 amounted to €181,000 or $267,000 (historical exchange rate at date of exercise).
The total intrinsic value of options exercised during 2009 amounted to €68,000 or $99,000 (historical exchange rate at date of exercise).
The total intrinsic value of options exercised during 2010 amounted to €174,000 or $256,000 (historical exchange rate at date of exercise).

Stock options outstanding at December 31, 2010, which expire from 2011 to 2020 had exercise prices ranging from €1.09 to € 25.39. The weighted average remaining contractual life of all options is 5.12 years. As of December 31, 2010, there were 3,173,490 outstanding options at a weighted average exercise price of €11.71, of which 2,558,490 were exercisable at a weighted average price of  €13.35. Exercise prices and intrinsic value for options outstanding as of December 31, 2010 were as follows:

	Stock Options Outstanding				Stock Options Exercisable
Range of exercise prices in euros	Number of shares	Weighted average remaining contractual life	Weighted average exercise price in euros	Weighted average intrinsic value in euros	Number of shares	Weighted average exercise price in euros	Weighted average intrinsic value in euros

0 to 2.77	265,000	1.10	2.26	2.86	265,000	0.12	2.86
4.03 to 5.44	919,000	7.37	4.74	0.42	379,000	4.35	0.77
6.40 to 12.02	183,500	3.59	11.17	-	183,500	11.17	-
12.86 to 16.23	1,130,990	4.62	14.42	-	1,130,990	14.42	-
19.2 to 25.39	600,000	4.49	22.59	-	600,000	22.59	-

	3,098,490	5.05	11.90	0.37	2,558,490	13.35	0.41

The total fair value of options vested during 2008 amounted to €4,027,000 or $5,922,000 (average exchange rate of the year).

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The total fair value of options vested during 2009 amounted to €3,197,000 or $4,454,000 (average exchange rate of the year).
The total fair value of options vested during 2010 amounted to €1,424,000 or $1,889,000 (average exchange rate of the year).

The aggregate intrinsic value of options outstanding amounted to €1,228,000 or $1,641,000. The aggregate intrinsic value of options exercisable amounted to €1,051,000 or $1,404,000 (exchange rate at date of balance sheet).

5.4 Free share award

The activity under the free share award plans is as follows:
	Free of Charge Share Award Available for Grant	Free of Charge Share Award Granted and Outstanding	Weighted Average Fair Value in U.S dollars[1]	Weighted Average Fair Value in Euros
Balance at January 1, 2008	165,450	234,550	$19.64	€14.53
Options authorized	200,000
Granted	(250,000)	250,000	$5.88	€4.37
Exercised	-	(98,750)	$33.46	€25.39
Forfeited	12,100	(12,100)	$20.48	€15.19
Balance at December 31, 2008	127,550	373,700	$6.76	€4.85
Options authorized	200,000
Granted	(320,000)	320,000	$7.27	€4.98
Exercised		(117,250)	$8.54	€5.80
Forfeited	3,100	(3,100)	$6.75	€4.86
Balance at December 31, 2009	10,650	573,350	$6.68	€4.73
Options authorized	200,000
Granted	(230,000)	230,000	$7.01	€5.29
Exercised		(240,050)	$5.91	€4.39
Forfeited	37,500	(37,500)	$5.93	€4.39
Cancelled	3,300	(3,300)	$5.17	€4.03
Balance at December 31, 2010	18,150	522,500	$7.25	€5.16

[1] Historical exchange rate at date of grant

As of December 31, 2008 the total fair value (or intrinsic value) of Free Share Award outstanding amounted to €1,753,000 or $2,399,000 (historical exchange rate at date of grant).

As of December 31, 2009 the total fair value (or intrinsic value) of Free Share Award outstanding amounted to €2,710,000 or $3,830,000 (historical exchange rate at date of grant).

As of December 31, 2010 the total fair value (or intrinsic value) of Free Share Award outstanding amounted to €2,697,000 or $3,745,000 (historical exchange rate at date of grant).

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Cash and Cash Equivalents:

Cash consists of cash on deposit and fixed term investments held in several major banks, and cash on hand. The components of cash and cash equivalents were as follows:

	December 31,
(In thousands of U.S. dollars)	2009	2010

HSBC	$7,044	$7,557
Credit Lyonnais	27	66
Credit Agricole	1,458	507
Other	187	53
Total cash and cash equivalents	$8,716	$8,184

7. Marketable securities:

Marketable securities are classified as available-for-sale securities and are recorded at fair market value.  Unrealized gains and losses are recorded as other comprehensive income in shareholder’s equity, net of income tax effects.

For the year ended December 31, 2008, 2009 and 2010 marketable securities amounted respectively to $10,058,000, $35,353,000 and $23,160,000.

As of December 31, 2008, December 31, 2009 and December 31, 2010 there were no unrealized gains or losses.

(in thousands of U.S dollars)	Fair value		Value at cost		Unrealized Gains (Losses)
	2009	2010	2009	2010	2009	2010
Credit Agricole securities	7,710	16,234	7,710	16,234	-	-
Credit Lyonnais securities	49	-	49	-	-	-
HSBC securities	27,593	6,926	27,593	6,926	-	-
Total	35,352	23,160	35,352	23,160	-	-

Gross realized gains on sales of these available-for-sale securities amounted to $329,000, $153,000 and $74,000 for the years ended December 31, 2008, 2009 and 2010 respectively.

(in thousands of U.S dollars)	Proceeds from sales		Purchase of securities		Gross gains (Losses)
	2009	2010	2009	2010	2009	2010
Credit Agricole securities	33,932	18,328	37,624	27,435	45	17
Credit Lyonnais securities	188	90	188	45	-	-
HSBC securities	104,356	64,710	123,156	46,152	108	57
Barclays securities	-	-	-	-	-	-
Total	138,476	83,128	160,968	73,632	153	74

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
8. Inventory:

The components of inventories were as follows:

	December 31,
(In thousands of U.S. dollars)	2009	2010

Raw materials	1,072	862

Inventories, net	1,072	862

9. Prepaid expenses and other current assets

The components of prepaid expenses and other current assets were as follows:

	December 31,
(In thousands of U.S. dollars)	2009	2010

Prepaid expenses	945	1,050
Grants recoverable	1,039	714
Valued-added tax recoverable	1,143	947
Advance to suppliers	498	661
Total Prepaid expenses and other current assets	3,625	3,372

10. Property and Equipment:

The components of property and equipment were as follows:

	December 31,
(In thousands of U.S. dollars)	2009	2010

Land and buildings	11,281	10,463
Laboratory equipment	31,713	31,026
Office and computer equipment	4,249	4,490
Furniture, fixtures and fittings	21,353	20,559
Total property and equipment	68,596	66,538
Less accumulated depreciation and amortization	(43,837)	(45,113)
Property and equipment, net	24,759	21,425

Depreciation expense related to property and equipment amounted to $7,249,000, $5,917,000 and $4,696,000 for the years ended December 31, 2008, 2009 and 2010, respectively.

Property and Equipment include costs of $144,000 and $266,000 at December 31, 2009 and 2010 that are related to capitalized lease assets. Accumulated amortization of these leased assets was approximately $83,000 and $124,000 at December 31, 2009 and 2010, respectively. Depreciation expense on assets held under capital leases is included in total depreciation expense for the years ended December 31, 2008, 2009 and 2010 and amounted to $65,000, $46,000 and $47,000 respectively.

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Accrued Expenses:

Accrued expenses consist mainly of expenses related to bonuses, paid vacations, compensatory leaves and related social charges.

Accrued expenses comprises of the following:

	December 31,
(In thousands of U.S. dollars)	2009	2010

Accrued compensation	2,543	2,012
Accrued social charges	3,775	3,992
Total accrued expenses	6,318	6,004

12. Other current and Long Term liabilities:

12.1. Other current liabilities:

Other current liabilities comprise the following:

	December 31,
(In thousands of U.S. dollars)	2009	2010

Funding from partner GSK short term	2,013	1,038
R&D credit tax financing short term	1,947	1,778
Employee service award provision short term	372	495
Valued-added tax payable	272	122
Total Other current liabilities	4,604	3,433

In connection with the supply agreement with GSK (see Note 3), the Company received funds to finance facilities related assets.  A total of $8,188,000 has been spent on the acquisition of buildings and fixtures and a total of $11,138,000 has been spent on behalf of GSK for the purchase of production equipment. As of December 31, 2010 the funds received from GSK to finance the acquisition of assets owned by Flamel are classified as a current liability for $446,000 and as a long term liability for $4,508,000.  In July 2006, Flamel and GSK entered into a side agreement to the original agreement whereby GSK will partially sponsor the extension of the Micropump development facility (see Note 3).  This facility was completed in March 2008.  As of  December 31, 2007, the Company had received all installments from GSK for financing of this project.  The total installments amounted to $8,097,000.  As of December 31, 2010, the funds received from GSK are classified as a current liability for $592,000 and as a long term liability for $3,380,000 (see Note 12.2).

The liability is amortized on a pro-rata basis over the expected life of the related assets and reflected as an offset of the depreciation of the related assets (see Note 3).

The Service award provision is accrued over the respective service period (5, 10,15 and 20 years) using actuarial assumptions and calculations as for the lump sum retirement indemnity (see Note 19).

For the year ended December 31, 2009 the provision for service award amounted to $2,296,000 of which $375,000 is short term.  For the year ended December 31, 2010 the provision amounted to $2,912,000 of which $495,000 is short term.

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In December 2008, the Company obtained an advance from OSEO, a governmental agency supporting innovation, for $8,013,000 secured against the research tax credits due to the company by the tax authorities for expenditure incurred in 2005, 2006 and 2007  (see Note 18). Two advances were obtained.  The first amount for $4,272,000 and secured against the research tax credit from 2005 amounting to $5,114,000 was reimbursed in 2009.  The second amounts to $3,741,000 and is secured against the research credit tax from 2006 and 2007 totaling $4,880,000, a total of $1,879,000 was reimbursed in 2010.  This advance matured in 2010 and has been renewed until April 30, 2011 for an amount of $1,778,000..  The interest rate applied is the monthly average of the Euro Interbank Offered Rate (EURIBOR) plus 0.8%. As of December 31, 2009 the funding was classified as a short term liability for $1,947,000 and as a long term liability for $1,916,000. As of December 31, 2010 the total liability is short term for an amount $1,778,000.

12.2. Other long term liabilities

Other long term liabilities are composed of the following:

	December 31,
(In thousands of U.S. dollars)	2009	2010

Funding from partner GSK long term	9,648	7,888
Conditional grants	1,778	1,753
Provision for retirement indemnity (see note 19)	2,208	1,880
R&D credit tax financing long term (see note 12.1)	1,916	-
Employee service award provision long term	1,921	2,417
Other	23	23
Total Other long term liabilities	17,494	13,961

Funding from partner GSK long term amounted to $4,508,000 in connection with the supply agreement signed in December 2004 and relates to the acquisition of buildings and fixtures and $3,380,000 in connection with the side agreement to the original agreement, signed in July 2006 (see Note 12.1).

Conditional grants of $1.8 million in 2008 and 2009 were received from local authorities to partly finance investments at Pessac.  The grants are conditional on completion of the total investment programme and ongoing employment at the facilities for a period of three to five years.  The Company recognizes conditional grants as an offset to operating expenses once all conditions stated in the grant have been met. As of December 31, 2010 the Company did not recognize any amount related to conditional grants

13.  Deferred Revenue:

Current portion of deferred revenue comprises of upfront licensing fees which are recognized over the development period of the contract. For the year ended December 31, 2009 deferred revenues amounted to $9,895,000 and $5,775,000 for the year ended December 31, 2010.  These deferred revenues result mainly from the upfront license fees received in 2009 of €5 million from Merck Serono, €2.5 million from Baxter International and $1 million from Wyeth Pharmaceuticals.

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Long-term Debt:
Long-term debt comprises:

	December 31,
(In thousands of U.S. dollars)	2009	2010

Oseo Anvar loans (a)	1,682	1,894
French Ministry of Industry (b)	2,124	1,970
Total	3,806	3,864
Current portion	862	2,317
Long-term portion	2,944	1,547

(a) OSEO Anvar is an agency of the French government that provides financing to French companies for research and development. At December 31, 2009 and 2010, the Company had outstanding loans from Anvar of $1,682,000 and $1,894,000, respectively for various programs. In 2010, the Company received $334,000 for a new project   These loans do not bear interest and are repayable only in the event the research project is technically or commercially successful.   Potential repayment is scheduled to occur from 2011 through 2017.

(b) In 2002, the Company received a loan of $464,000 from the French Ministry of Industry on a research project (the “Proteozome” project) related to the development of new Medusa applications. Pursuant to the agreement, the Company is granted a loan equal to 50% of the total expenses incurred on this project over a three-year period beginning on January 2, 2002. The remainder of the advance of $1,707,000 was received in 2005. This loan is due for repayment in 2011. The loan is non-interest bearing and is repayable only in the event the research project is technically or commercially successful.

Total future payments on long-term debt for the years ending December 31 (assuming the underlying projects are commercially or technically successful for governmental research loans) are as follows:

(In thousands of U.S. dollars)	December 31,

2011	2,317
2012	265
2013	408
2014	307
2015	234
2016	194
2017	139
2018	-
3,864

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Capital lease obligations:

The Company leases certain of its equipment under capital leases. Each lease contract generally has a term of four years with a purchase option. No specific restrictions or guarantee provisions are included in the arrangement.

Future payments on capital leases for the years ending December 31 are as follows:

(In thousands of U.S. dollars)	December 31,

2011	69
2012	56
2013	30
2014	30
2015	27
Total	212
Less amounts representing interest	(21)
Future payments on capital leases	192
Less current portion	59
Long term portion	133

Interest paid in the years ended December 31, 2008, 2009 and 2010 was approximately $16,000, $14,000 and $9,000, respectively.

16. Earnings Per Share:

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	Year ended December 31,
(In thousands, except per share amounts)	2008	2009	2010

Numerator:

Net income (loss)	$(12,084)	$(11,439)	$(8,975)

Denominator:
Weighted average shares outstanding used for basic earnings (loss) per share	24,081,723	24,225,261	24,411,158
Effect of dilutive securities:
Stock-options and warrants	-	-	-
Weighted average shares outstanding and dilutive securities used for diluted earnings (loss) per share	24,081,723	24,225,261	24,411,158

Basic earnings (loss) per share	$(0.50)	$(0.47)	$(0.37)
Diluted earnings (loss) per share	$(0.50)	$(0.47)	$(0.37)

For the years ended December 31, 2008, 2009 and 2010, the effects of dilutive securities were excluded from the calculation of earnings per share as a net loss was reported in these periods.

Options to purchase 3,058,000 shares of common stock at an average of €12 per share were outstanding during 2010, but were not included in the computation of diluted EPS because the exercise price was greater than the average market price of common shares. The options, which expire in December 2019, were still outstanding at the end of year 2010.

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

17.2. Dividends:
Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception, as the result of an accumulated statutory deficit of approximately $137.8 million at December 31, 2010. Dividend distributions, if any, will be made in euros. The Company has no plans to distribute dividends in the foreseeable future.

17.3. Warrants:

On March 4, 2005, the Company issued, at a price of €0.01 per warrant, 40,000 warrants to the scientific advisors of the Company giving them the right to subscribe to 40,000 ordinary shares at the price of €12.34 per share. These warrants are subject to vesting for 25% at the subscription and the remainder vest ratably over a three year period. The exercise of these warrants should occur before January 3, 2010. As of December 31, 2010, 7,000 warrants were exercised and 33,000 were cancelled.

The related compensation expense is computed under prescriptions ASC 505-50.

The effects of applying the fair value method provided in accordance with ASC 505 and ASC 718 are shown in Note 5.

On May 15, 2007, the Company authorized the Directors of the Company, to subscribe to 125,000 warrants for a subscription price of €2.16 per warrant ($2.93).  Each warrant is exercisable to purchase one Share at a price of €20.54 ($27.83). These warrants are issued for a three-year period and will vest over one year from the date of issuance. These warrants were subscribed in June 2007. As of December 31, 2010, all the warrants were cancelled.

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

On June 25, 2010 the Company authorized the Directors of the Company, to subscribe to 250,000 warrants for a subscription price of €0.70 per warrant ($0.90).  Each warrant is exercisable to purchase one Share at a price of €5.44 ($6.68). These warrants are issued for a four-year period and will vest over one year from the date of issuance. These warrants were subscribed in July 2010.

On exercise of warrants by beneficiaries, the Company issues new shares.

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.4. Stock options:

The Company issued stock options under plans approved by shareholders in 1990, 1993, 1996, 2000, 2001, 2003, 2004, 2005, 2007 and 2010. The option terms provide for exercise within a maximum 10-year term as from the date of grant. Generally, each option vests no more than four years from the date of grant.

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

On June 25, 2010, the shareholders of the Company authorized the issue of new shares which authorizes the Board of Directors to award and issue up to 200,000 shares free of charge to officers and employees of the Company as compensation for services rendered.  Under the terms of the awards the shares are definitively owned by the beneficiaries two years following their allocation and the Company issues new shares. The beneficiaries are required to retain the shares for two additional years.

In December 2007, the French parliament adopted a law that requires  French companies to pay an additional  social contribution of 10%  for each share granted, based on the share price at date of grant.

On December 11, 2007 the Company granted 130,000 free share awards to officers and employees. On December 11, 2009 the Company issued 117,250 new shares related to this grant.

On April 3, 2008 the Company granted 40,000 free share awards to officers. On April 3, 2010 the Company issued 40,000 new shares related to this grant.

On December 10, 2008 the Company granted 210,000 free share awards to officers and employees. On December 10, 2009 the Company issued 200,050 new shares related to this grant.

On February 1, 2009 the Company granted 25,000 free shares to officers.

On December 11, 2009 the Company granted 295,000 free share awards to officers and employees.

On December 6, 2010 the Company granted 230,000 free shares awards to officers and employees.

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.6. Accumulated other comprehensive income:

The components of accumulated other comprehensive income are as follows:

	December 31,
(In thousands of U.S. dollars)	2009	2010

Foreign currency translation	14,469	10,873

Total	14,469	10,873

18. Income taxes :

Income (loss) before income taxes comprises the following:

	Year ended December 31,
(in thousands of U.S. dollars)	2008	2009	2010

France	$(11,584)	$(11,439)	$(8,766)

A reconciliation of income tax benefit (provision) computed at the French statutory rate ( 33.33%) to the income tax benefit is as follows:

	Year ended December 31,
(in thousands of U.S. dollars)	2008	2009	2010

Income tax benefit (provision) computed at the French statutory rate	3,861	3,813	2,922
Deferred Tax Allowance	(3,861)	(3,813)	(2,922)
Withholding tax	(500)	-	-
Business Tax			(209)
Total	(500)	0	(209)

License fees, milestone and royalties payments may be subject to a withholding tax depending on the tax rules of the country in which the licensee is located.  In 2008, withholding tax relates to royalties received from GSK in accordance with the license agreement. In December 2009, with effect from January 1, 2010 the French  authorities abolished the previous business tax and introduced the "Contribution Economique Territoriale" comprised of two components. One of these components is based upon a measure of income and therefore results in income tax accounting.  For the year ended December 31, 2010 the amount of this component was $209,000.

Since our subsidiary realizes no taxable income, the Company does not incur any income taxes under United States jurisdiction.

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant components of the Company's deferred taxes consist of the following:
	December 31,
(In thousands of U.S. dollars)	2009	2010

Deferred income tax assets:
Net French taxable operating loss carry-forwards (not utilized)	48,007	50,069
Other deferred income tax assets	6,779	5,334
Valuation allowance	(54,447)	(54,964)
Net deferred income tax assets	339	440
Deferred income tax liabilities	(339)	(440)
Deferred income taxes, net	-	-

The Company has provided valuation allowances covering 100% of net deferred tax assets due to the Company's history of losses.

As of December 31, 2010, the Company had $150,223,000 in French net operating losses carry-forwards which have no expiration date.

The increase in available net operating losses carry-forwards in 2010 is due to a tax loss of $16,510,000.  The French government provides tax credits to companies for spending on innovative research and development. Income tax benefits correspond to these French research tax credits, which are credited against income taxes payable in each of the four years after being incurred or, if not so utilized, are recoverable in cash. As of December 31, 2010, Flamel had total research tax credits receivable of $9,945,000. In December 2008, the Company obtained an advance from OSEO, a governmental agency supporting innovation, secured against the Research tax credits generated in fiscal years 2005, 2006 and 2007 (see Note 12.1)  Generally, if these credits are not applied against future income taxes, they will be received as cash payments in the fourth year after the credit is earned: At the beginning of 2009, the French government introduced a temporary measure consisting in early reimbursement of the research credit tax for fiscal year 2008.. The measure was renewed by the French government for the fiscal year 2009 and the Company received the reimbursement for the fiscal year 2009 in June 2010.

The scheduled payments are shown in the following table

(In thousands of U.S. dollars)	December 31,
2011	2,304
Total current portion	2,304
2014	7,641
Total long term portion	7,641
Total	9,945

19. Employee Retirement plans:

In accordance with French law, post-retirement benefits for most of the Company’s employees are sponsored by the relevant government agencies in France. The Company’s liability with respect to these plans is generally limited to specific monthly payroll deductions. Consequently, there is no additional liability in connection with these plans. Expenses recognized for these plans were $1,498,000 in 2010, $1,713,000 in 2009 and $1,690,000 in 2008.

French law requires the Company to provide for the payment of a lump sum retirement indemnity to French employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. The Company’s benefit obligation was $1,881,000, $2,208,000, $1,649,000 as of December 31, 2010, 2009 and 2008, respectively. Any actuarial gains or losses are recognized in the period when they occur.

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In 2008 and 2010, the French Government reinforced legislation regarding an employer’s ability to make employees retire and the final age for retirement.  As such the retirement indemnity has been calculated on the assumption of voluntary retirement and the impact on the benefit obligation was recognized as an actuarial loss.

The benefit obligation is calculated as the present value of estimated future benefits to be paid, using the following assumptions:

	2008	2009	2010
Average increase of salaries	3%	3%	3%
Discounted interest rate	5.5%	5.0%	4,75%
Turn over	actuarial standard and average of the last 5 years	actuarial standard and average of the last 5 years	actuarial standard and average of the last 5 years
Age of retirement	60 to 65 years actuarial standard based on age and professional status	60 to 65 years actuarial standard based on age and professional status	60 to 65 years actuarial standard based on age and professional status

Changes in the funded status of the benefit plans were as follows:

	December 31,
In thousands of U.S. dollars	2009	2010

Benefit obligations at beginning of year	1,649	2,208
Service cost	137	173
Interest cost	90	100
Plan amendments	136	-
Benefits paids	-	(178)
Actuarial loss (gain)	122	(262)
Exchange rate changes	74	(161)
Benefit obligations at end of year	2,208	1,880

The Company does not have a funded benefit plan and the lump sum retirement indemnity is accrued on the balance sheet as a liability.

The future expected benefits to be paid over the next five years and for the five years thereafter is as follows:

Future expected payment of benefits:	Year Ending:
In thousands of U.S. dollars
	12/31/2011	-
	12/31/2012	133
	12/31/2013	51
	12/31/2014	400
	12/31/2015	153
	Next 5 Years	455

In the United States, the Company sponsors a defined contribution retirement plan for its employees located in the United States.  The contribution is the lesser of 25% of an employee’s wages or $49,000 in 2009 and 2010. The Company made contributions of approximately $72,000 in 2010, $68,000 in 2009 and $82,000 in 2008.

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. Fair value of financial instruments:

At December 31, 2009 and 2010, the carrying values of financial instruments such as cash and cash equivalents, trade receivables and payables, other receivables and accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments.

As noted in Note 7, the company calculates fair value for its marketable securities based on quoted market prices for identical assets and liabilities which represents Level 1 of ASC 820-10 fair value hierarchy.

At December 31, 2009 and 2010, the fair value of long-term debt and long term receivables was comparable with their carrying values.

21. Commitments and Contingencies:

21.1. Capital leases

The Company currently has commitments regarding capital leases as described in Note 15.

21.2. Operating leases

The Company leases its facilities and certain equipment under non cancelable operating leases, which expire through 2015. Future minimum lease payments under operating leases due for the fiscal years ending December 31, 2010 are as follows:

(In thousands of U.S. dollars)	December 31,
2011	1088
2012	936
2013	552
2014	415
2015	234
TOTAL	3,225

Rental expense for the years ended December 31, 2008, 2009 and 2010 was approximately, $1,381,000, $1,418,000 and $1,470,000 respectively.

21.3. Litigation

While the Company may be engaged in various claims and legal proceedings in the ordinary course of business, the Company is not involved (whether as a defendant or otherwise) in and has no knowledge of any threat of, any litigation, arbitration or administrative or other proceeding which would have a material adverse effect on the results of its operations, cash flows, or financial position as of December 31, 2010, and for the year then ended.

On November 9, 2007 a putative class action was filed in the United States District Court for the Southern District of New York against the Company and certain of its current and former officers entitled Billhofer v. Flamel Technologies, et al.  The complaint purports to allege claims arising under the Securities Exchange Act of 1934 based on certain public statements by the Company concerning, among other things, a clinical trial involving Coreg CR and seeks the award of damages in an unspecified amount.  By Order dated February 11, 2008, the Court appointed a lead plaintiff and lead counsel in the action.  On March 27, 2008, the lead plaintiff filed an amended complaint which continued to name as defendants the Company and two previously named officers and asserted the same claims based on the same events as alleged in the initial complaint.  On May 12, 2008, the Company filed a motion to dismiss the action, which the Court denied by Order dated October 1, 2009.  The action is now in the discovery phase pursuant to a schedule approved by the Court in a Case Management Order, signed December 9, 2009.  On April 29, 2010, the lead plaintiff moved to withdraw and substitute another individual as lead plaintiff and to amend the Case Management Order.   On September 20, 2010, the Court granted that motion and on September 30, 2010, the Court approved an Amended Case Management Order.  The parties are now pursuing further discovery consistent with the schedule set forth in that Order.  The Company intends to vigorously defend itself in the action.

FLAMEL TECHNOLOGIES S.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In May 2011, we announced the filing of a lawsuit in the U.S. District Court for the District of Columbia against Lupin for infringement of our US Patent No. 6,022,562, which is associated with Coreg CR.

22. Industry and geographic information:

The Company operates in one segment, the development and commercialization of controlled-release therapeutic products based on its proprietary polymer based technology.

Revenues from GSK represented 68% of total revenues in 2008, 60% in 2009 and 46% in 2010.

Operations outside of France consist principally of the operations of the U.S. subsidiary, which had no sales to third parties in 2008, 2009 or 2010.

Revenues by geographic location of customers are as follows:

(in thousands of U.S. dollars)	As of December 31,
	2008	2009	2010
Revenues
United Kingdom & Ireland	21,336	24,792	16,641
USA	9,219	4,021	3,929
France	1,472	2,691	2,425
Europe	6,592	10,614	14,098
Total Revenues	38,619	42,118	37,094

The following is a summary of long-lived assets by geographic location:

(in thousands of U.S. dollars)	As of December 31,
	2009	2010

Long-lived assets:
USA	$38	$7
France	$27,417	$29,245
Total long-lived assets	$27,455	$29,252

SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FLAMEL TECHNOLOGIES S.A.
(Registrant)

/s/ Stephen H. Willard
Stephen H. Willard
Chief Executive Officer

Date: June 9, 2011

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