Form 20-F
period 2011-12-31
FLAMEL TECHNOLOGIES SA
filed 2012-04-27
CIK 1012477

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Siân Crouzet

Principal Financial Officer

Parc Club du Moulin à Vent

33, avenue du Docteur Georges Levy

69693 Vénissieux Cedex France

Fax: +33 472 78 34 35

Tel: +33 472 78 34 34

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

24,962,250 Ordinary Shares, nominal value 0.122 Euros per Ordinary Share

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

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17     ☐          Item 18 ☐

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

The following product or technology designations are trademarks of the Company: Basulin®, Flamel Technologies®, Micropump®, Medusa®, Trigger Lock™, Delivax ®  LiquiTime® and Hycet®.

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

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. The words “will,” “may,” “believe,” “expect,” “anticipate,” “estimate,” ”project” and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations. Factors that could cause actual results to differ from expectations include, among others, those specified in “Risk Factors” beginning on page 3, some of which are highlighted below:

•	we depend on a few customers for the majority of our revenues, and the loss of any one of these customers could reduce our revenues significantly.

•	our revenues from our drug delivery technology business primarily depend on pharmaceutical and biotechnology companies successfully developing products that incorporate our drug delivery technologies.

•	although products that incorporate our drug delivery technologies and development products acquired from Éclat Pharmaceuticals, LLC, or Éclat,may appear promising at their early stages of development and in clinical trials, none of these potential products may reach the commercial market for a number of reasons.

•	we must invest substantial sums in research and development in order to remain competitive, and we may not fully recover these investments.

•	we must comply with various covenants and obligations under the note agreement with Éclat Holdings, and our failure to do so could adversely affect our ability to operate our business, develop our product portfolio or pursue certain opportunities.

•	management transition to a new Chief Executive Officer may be disruptive to our business and personnel.

•	we depend upon a single site to manufacture our drug delivery products, and any interruption of operations could have a material adverse effect on our business.

•	we depend upon a limited number of suppliers for certain raw materials used in our products, and any failure to deliver sufficient supplies could interrupt our production process and could have a material adverse effect on our business.

•	if our competitors develop and market technologies or products that are more effective than ours, or obtain regulatory approval and market such technology or products before we do, our commercial opportunity will be diminished or eliminated.

•	if we cannot keep pace with the rapid technological change in our industry, we may lose business, and our drug delivery systems could become obsolete or noncompetitive.

•	if we cannot adequately protect our technology and proprietary information, we may be unable to sustain a competitive advantage.

•	even if we and our partners obtain necessary regulatory approvals, our products and technologies may not gain market acceptance.

•	our collaborative arrangements may give rise to disputes over commercial terms, contract interpretation and ownership of our intellectual property and may adversely affect the commercial success of our products.

•	third parties have claimed, and may claim in the future, that our technologies, or the products in which they are used, infringe on their rights and we may incur significant costs resolving these claims.

iii

•	we can offer no assurance that any patents issued to us will provide us with competitive advantages or will not be infringed, challenged, invalidated or circumvented by others, or that the patents or proprietary rights of others will not have an adverse effect on our ability to do business.

•	if our third party collaborative partners face generic competition for their products, our revenues and royalties from such products may be adversely affected.

•	healthcare reform and restrictions on reimbursements may limit our financial returns.

•	fluctuations in foreign currency exchange rates and the impact of the European sovereign debt crisis may clause fluctuations in our financial results.

•	products that incorporate our drug delivery technologies and development products acquired from Éclat are subject to regulatory approval. If our pharmaceutical and biotechnology company partners do not obtain such approvals, or if such approvals are delayed, our revenues may be adversely affected.

•	we are subject to federal and state laws prohibiting “kickbacks” and false claims that, if violated, could subject us to substantial penalties, and any challenges to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.

•	companies to which we have licensed our technology are subject to extensive regulation by the FDA and other regulatory authorities. Their failure to meet strict regulatory requirements could adversely affect our business.

•	we may face product liability claims related to participation in clinical trials or the use or misuse of our products or third party products that incorporate our technologies.

•	if we use biological and hazardous materials in a manner that causes injury, we may be liable for significant damages.

•	we may fail to realize the anticipated benefits expected from the acquisition of Éclat and its portfolio of pipeline products.

•	if we choose to acquire new and complementary businesses, products or technologies, we may be unable to complete these acquisitions or to successfully integrate them in a cost effective and non-disruptive manner.

•	our share price has been volatile and may continue to be volatile.

•	because we have had limited commercial sales, investors in our shares may have difficulty evaluating our prospects.

•	if we are not profitable in the future, the value of our shares may fall.

•	our operating results may fluctuate, which may adversely affect our share price.

•	we currently do not intend to pay dividends, and cannot assure shareholders that we will make dividend payments in the future.

•	our largest shareholders own a significant percentage of the share capital and voting rights of the Company.

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

iv

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2. Offer Statistics and Expected Timetable

Not applicable.

ITEM 3. Key Information

Selected Financial Data

The selected consolidated financial data as of and for each of the five years ended December 31, 2011 are derived from the Consolidated Financial Statements of the Company, which have been prepared in accordance with U.S. GAAP and audited by an independent registered accounting firm with the Public Company Accounting Oversight Board (United States). The selected consolidated financial data of the Company set forth below are qualified by reference to, and should be read in conjunction with, ‘Item 5. Operating and Financial Review and Prospects’ and the Consolidated Financial Statements and the Notes related thereto appearing elsewhere in this annual report.

Statement of Operations Data*:

	2007	2008	2009	2010	2011

Revenues	36,654	38,619	42,118	37,094	32,600
Cost and Expenses	(75,215)	(51,801)	(53,871)	(46,934)	(42,183)
Income (Loss) from Operations	(38,561)	(13,182)	(11,753)	(9,840)	(9,583)
Interest and foreign exchange gain (loss), net	1,221	1,417	342	549	867
Other income	197	181	(28)	525	134
Income (loss) before income tax	(37,143)	(11,584)	(11,439)	(8,766)	(8,582)
Income tax benefit (expense)	(594)	(500)	-	(209)	(192)
Net income (loss)	(37,737)	(12,084)	(11,439)	(8,975)	(8,774)
Income (Loss) from Operations per ordinary share	$(1.61)	$(0.55)	$(0.49)	$(0.40)	$(0.39)
Basic earnings (loss) per ordinary share.	$(1.57)	$(0.50)	$(0.47)	$(0.37)	$(0.36)
Diluted earnings (loss) per ordinary share	$(1.57)	$(0.50)	$(0.47)	$(0.37)	$(0.36)
Basic weighted average number of shares outstanding (in thousands).	24,024	24,082	24,225	24,411	24,669
Diluted weighted average number of shares outstanding (in thousands)	24,024	24,082	24,225	24,411	24,669
Dividends per share	-	-	-	-

* in thousands of U.S. dollars, except share and per share data

Balance Sheet Data*:

	2007	2008	2009	2010	2011
Cash, Cash equivalents & marketable securities	$41,062	$37,078	$44,068	$31,344	$24,491
Working capital**	31,155	38,934	44,185	25,941	18,338
Total assets	101,401	91,861	94,296	74,614	69,402
Long term liabilities (excluding deferred revenues)	21,483	22,859	20,744	15,641	19,763
Shareholders’ equity	54,627	48,546	44,863	36,305	29,794

* in thousands of U.S. dollars

** working capital is calculated by subtracting current liabilities from current assets

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

Year Ended December 31,
Euro to U.S. Dollar:	High	Low	Average Rate[1]
2011	1.4882	1.2889	1.3917
2010	1.4563	1.1942	1.3268
2009	1.512	1.2555	1.3933
2008	1.599	1.246	1.4706
2007	1.4874	1.2893	1.37064

Previous Six Months,
Euro to U.S. Dollar:	High	Low	Average Rate[1]
March 2012	1.3356	1.3057	1.3201
February 2012	1.3454	1.2982	1.3224
January 2012	1.3176	1.2669	1.2905
December 2011	1.3511	1.2889	1.3179
November 2011	1.3809	1.3229	1.3556
October 2011	1.4160	1.3181	1.3706

The exchange rate for the Euro against the U.S. dollar as of April 17, 2012, was $1.3132 to € 1.00. The Company makes no representation that Euro amounts have been, could have been or could be converted into dollars at any of the exchange rates referred to herein as of a given date.

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

Risks Relating to Our Business and Industry

We depend on a small number of customers for the majority of the revenues related to our drug delivery technologies and the loss of any one of these customers could reduce our revenues significantly.

We depend on a small number of customers and partners for the majority of our revenues from our drug delivery technologies.  Those customers that individually generated more than 10% of our revenue in 2011 include GlaxoSmithKline plc (GSK) 67.6% and Merck Serono, S.A. (Merck Serono), 11.6%. The termination of our relationship with any of these customers or partners and our failure to broaden our customer base could cause our revenues to decrease significantly and result in losses from our operations.  Further, we may be unable to negotiate favorable business terms with customers and partners that represent a significant portion of our revenues.  If so, our revenues and gross profits, if any, may not grow as expected or may not grow at a rate sufficient to make us profitable.

Our revenues from our drug delivery technology business primarily depend on pharmaceutical and biotechnology companies successfully developing products that incorporate our drug delivery technologies.

We market and sell our technologies to third parties who incorporate our technologies into their products. We depend upon collaborative agreements with pharmaceutical and biotechnology companies to develop, test, obtain regulatory approval for and commercialize products that incorporate our drug delivery technologies. We currently have collaborative agreements or relationships with GSK, Merck Serono, Theralpha SAS, Digna Biotech SL, Eagle Pharmaceuticals, Inc. and other pharmaceutical and biotechnology companies whose identities remain confidential.

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

Although products that incorporate our drug delivery technologies and development products acquired from Éclat may appear promising at their early stages of development and in clinical trials, none of these potential products may reach the commercial market for a number of reasons.

Drug development is an inherently uncertain process with a high risk of failure at every stage of development. Successful research and development of pharmaceutical products is difficult, expensive and time consuming. Many product candidates fail to reach the market. We intend to continue to enhance our current technologies and pursue additional proprietary drug delivery technologies. Our success will depend on the discovery and the successful commercialization of products that can utilize our drug delivery technologies and development products from Éclat. If products incorporating our drug delivery technologies or our development products fail to reach the commercial market, our future revenues would be adversely affected.

Even if our products and technologies appear promising during various stages of development, there may not be successful commercial applications developed for them for a number of reasons, including:

•	the U.S. Food and Drug Administration (FDA), the European Medicines Agency (EMA), the competent authority of an EU Member State or an institutional review board (IRB), or an Ethics Committee (EU equivalent to IRB), or our pharmaceutical or biotechnology partners may delay or halt clinical trials;

•	our pharmaceutical or biotechnology partners may face slower than expected rate of patient recruitment and enrollment in clinical trials, or may devote insufficient funding to the clinical trials;

•	our products, technologies or our pharmaceutical and biotechnology company partners’ products may be found to be ineffective or cause harmful side effects, or may fail during any stage of pre-clinical testing or clinical trials;

•	we may not find pharmaceutical or biotechnology companies to adopt the technologies or, if partnered, the business strategy of our partner may change;

•	our pharmaceutical and biotechnology company partners may find that certain products using our technologies cannot be manufactured on a commercial scale and, therefore, may not be economical to produce;

•	our pharmaceutical and biotechnology company partners may determine that managed care providers are unwilling or unable to reimburse patients at an economically attractive level for products under development; or

•	products that use our technologies and development products acquired from Éclat could fail to obtain regulatory approval or, if approved, fail to achieve market acceptance, fail to be included within the pricing and reimbursement schemes of the EU Member States, or be precluded from commercialization by proprietary rights of third parties.

We must invest substantial sums in research and development in order to remain competitive, and we may not fully recover these investments.

To be successful in the highly competitive pharmaceutical industry, we must commit substantial resources each year to research and development in order to develop new products. In 2011, we spent $25.1 million on research and development. Our ongoing investments in research and development for future products could result in higher costs without a proportionate increase, or any increase, in revenues. The research and development process is lengthy and carries a substantial risk of product failure. If our research and development does not yield sufficient new products that achieve commercial success, our future operating results will be adversely affected.

We must comply with various covenants and obligations under the note agreement with Éclat Holdings, and our failure to do so could adversely affect our ability to operate our business, develop our product portfolio or pursue certain opportunities.

Flamel and its subsidiaries are subject to financial and non-financial restrictive covenants under the note agreement with Éclat Holdings that may impair our ability and reduce our flexibility to operate and finance our business, plan for or react to changes in our business, the economy or the markets, or limit our ability to engage in activities that may be in our long term best interest. These covenants include, without limitation, restrictive covenants with respect to (i) establishment of new subsidiaries, (ii) liquidation, dissolution, mergers, consolidations or other corporate reorganizations, (iii) prior to March 13, 2015, engaging someone other than Mr. Anderson to manage a substantial part of Flamel’s business, unless Mr. Anderson’s employment agreement is terminated before such date other than as a result of Flamel’s breach, (iv) making restricted payments (such as dividends or distributions) to any Flamel shareholder, (v) creating or incurring any lien on the assets of Flamel or its subsidiaries, subject to certain permitted exceptions; and (vi) creating, incurring, assuming or guaranteeing any indebtedness, subject to certain permitted exceptions. If we were to default under the Éclat note by violating these covenants or otherwise, Éclat Holdings’ remedies would include the ability to, among other things, accelerate payment of all or a substantial portion of the amounts payable under the note. Our largest shareholder Deerfield Capital has a controlling interest, and our Chief Executive Officer, Mr. Anderson, has a minority interest in Éclat Holdings. As a result, their interest may differ from those of our other shareholders. Defaults under the Éclat note, if not cured or waived, could have a material adverse effect on our business, financial condition, and results of operations.

Management transition to a new Chief Executive Officer may be disruptive to our business and personnel.

Mr. Anderson is Flamel’s first new Chief Executive Officer in six years. The transition in leadership from Mr. Willard to Mr. Anderson may bring about changes to our business plans and operations that could be disruptive and distracting to our personnel and business. These changes may require time to adjust. In addition, the covenants related to Mr. Anderson’s employment as CEO could restrict the ability of our Board of Directors to make a change to the CEO position without incurring, in addition to any severance payments, a financial cost to make acceleration payments under the note with Éclat Holdings or negotiating a waiver or modification of such provisions.

We depend upon a single site to manufacture our drug delivery products, and any interruption of operations could have a material adverse effect on our business.

All of our manufacturing for our drug delivery technologies currently takes place in our production facilities located in Pessac, France. A significant interruption of operations at this facility for any reason, such as fire, flood, labor disruptions or other manmade or natural disaster or a failure to obtain or maintain required regulatory approvals, could have a material adverse effect on our business, financial condition and results of operations. In case of a disruption, we may need to establish alternative manufacturing sources for our products, and this would likely lead to substantial production delays as we build or locate replacement facilities and seek to satisfy necessary regulatory obligations, including undergoing a successful inspection by the FDA, EMA, the competent authorities of EU Member States or our clients and obtaining the required regulatory approvals. If this occurs, we may be unable to demonstrate compliance with applicable regulatory requirements governing product manufacturing and to satisfy contractual obligations with our pharmaceutical or biotechnology partners in a timely manner.

We depend on a limited number of suppliers for certain raw materials used in our drug delivery technologies, and any failure to deliver sufficient supplies could interrupt our production process and could have a material adverse effect on our business.

We purchase a number of raw materials used in our products from a limited number of suppliers, including a single supplier for certain key ingredients. These raw materials include excipients such as celpheres and cellets and active ingredients such as carvedilol phosphate used for the production of Coreg CR microparticles and polyglutamate used in the production of our Medusa polymers. We generally have contracts in place with the suppliers of these materials, which are reviewed based on future forecast requirements. We determine minimum inventory levels of these raw materials based on our goal of holding at least three months of future requirements in inventory. If the supplies of these materials were interrupted for any reason, our manufacturing and marketing of certain products could be delayed. These delays could be extensive and expensive, especially in situations where a substitution was not readily available or required variations of existing regulatory approvals and certifications or the delivery of additional regulatory approval. For example, an alternative supplier may be required to pass an inspection by the FDA, EMA or the competent authorities of EU Member States for compliance with current Good Manufacturing Practices (cGMP) requirements before we may incorporate that supplier’s ingredients into our manufacturing. We expect to continue relying on our current suppliers for the foreseeable future. Failure to obtain adequate supplies in a timely manner could have a material adverse effect on our business, financial condition and results of operations.

We depend on key personnel to execute our business plan. If we cannot attract and retain key personnel, we may not be able to successfully implement our business plan.

Our success depends in large part upon our ability to attract and retain highly qualified personnel. During our operating history, we have assigned many key responsibilities within our Company to a relatively small number of individuals, each of whom has played key roles in executing various important components of our business. We do not maintain material key person life insurance for any of our key personnel. If we lose the services of Michael S. Anderson, our new Chief Executive Officer, or Rafael Jorda, our Chief Operating Officer, we may have difficulty executing our business plan in the manner we currently anticipate. Messrs. Anderson and Jorda are not subject to employment contracts for a set period of time. Further, because each of our key personnel is involved in numerous roles in various components of our business, the loss of any one or more of such individuals could have an adverse effect on our business.

If our competitors develop and market technologies or products that are more effective than ours, or obtain regulatory approval and market such technology or products before we do, our commercial opportunity will be diminished or eliminated.

Competition in the pharmaceutical and biotechnology industry is intense and is expected to increase. We compete with academic laboratories, research institutions, universities, joint ventures and other pharmaceutical and biotechnology companies, including other companies developing drug delivery systems. Some of these competitors are also our business partners. Our Medusa technology competes with technologies from companies such as Alkermes, Inc., Enzon Pharmaceuticals, Human Genome Sciences, Nektar Therapeutics, Ambrx and SkyePharma, plc. Companies with oral drug delivery technology that can compete with our Micropump technology include Durect, Depomed and Tris Pharma. We also compete with companies seeking to develop controlled release formulations of scheduled drugs such as Pain Therapeutics as well as generally with other drug delivery, biotechnology and pharmaceutical and biotechnology companies that develop alternative drug delivery technologies or new drug research and testing. The Éclat business competes with companies such as Covidien, Hi-Tech, and others. If we are successful in expanding our marketed products, we will encounter more competitors.

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

We may fail to realize the anticipated benefits expected from the acquisition of Éclat and its portfolio of pipeline products.

With the acquisition of Éclat, a new part of our business strategy is to grow its existing product, Hycet, and to develop, obtain FDA approval and commercialize its portfolio of potential niche brand and generic specialty pharmaceutical products. We also are aiming to transition to a more vertically integrated business model that adds increased commercial capabilities in the US to Flamel’s existing drug delivery technology platforms. There can be no assurance that this strategy will be successful or that we will be able to successfully integrate and grow these two businesses, which could negatively impact our business and operating results.

If we choose to acquire new and complementary businesses, products or technologies, we may be unable to complete these acquisitions or to successfully integrate them in a cost effective and non-disruptive manner.

Our success depends in part on our ability to continually enhance and broaden our product offerings in response to market demands, competitive pressures and evolving technologies. Accordingly, we may in the future pursue the acquisition of complementary businesses, products or technologies instead of developing them ourselves. We do not know if we would be able to successfully complete any acquisitions, or whether we would be able to successfully integrate any acquired business, product or technology or retain any key employees. Integrating any business, product or technology we acquire could be expensive and time consuming, disrupt our ongoing business and distract our management. If we were to be unable to integrate any acquired businesses, products or technologies effectively, our business would suffer. In addition, any amortization or charges resulting from the costs of acquisitions could harm our operating results.

If we cannot keep pace with the rapid technological change in our industry, we may lose business, and our drug delivery systems could become obsolete or noncompetitive.

Our success depends, in part, on maintaining a competitive position in the development of products and technologies in a rapidly evolving field. Major technological changes can happen quickly in the biotechnology and pharmaceutical industries. If we cannot maintain competitive products and technologies, our current and potential pharmaceutical and biotechnology company partners may choose to adopt the drug delivery technologies of our competitors. Our competitors may succeed in developing competing technologies or obtaining regulatory approval for products before us, and the products of our competitors may gain market acceptance more rapidly than our products. Such rapid technological change, or the development by our competitors of technologically improved or different products, could render our drug delivery systems obsolete or noncompetitive.

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

Any patent applications that we may have made or may make relating to our potential products, processes and technologies may not result in patents being issued. Patent law relating to the scope of claims in the pharmaceutical field in which we operate is continually evolving and can be the subject of some uncertainty. The laws providing patent protection may change in a way that would limit protection. Our current patents may not be exclusive, valid or enforceable. They may not protect us against competitors that challenge our patents, such as companies that submit drug marketing applications to the FDA, the EMA, or the competent authorities of EU Member States that rely, at least in part, on safety and efficacy data from our products or our business partners’ products (e.g., abbreviated new drug applications), obtain patents that may have an adverse effect on our ability to conduct business or are able to circumvent our patents. The scope of any patent protection may not be sufficiently broad to cover our products or to exclude competing products. Our collaborations with third parties expose us to risks that they will claim intellectual property rights on our inventions or fail to keep our unpatented technology confidential.

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

We also rely on trademarks, copyrights, trade secrets and know-how to develop, maintain and strengthen our competitive position. To protect our trade secrets and proprietary technologies and processes, we rely, in part, on confidentiality agreements with our employees, consultants and advisors. These agreements may not provide adequate protection for our trade secrets and other proprietary information in the event of any unauthorized use or disclosure, or if others lawfully develop the information. If these agreements are breached, we cannot be certain that we will have adequate remedies. Further, we cannot guarantee that third parties will not know, discover or independently develop equivalent proprietary information or techniques, or that they will not gain access to our trade secrets or disclose our trade secrets to the public. Therefore, we cannot guarantee that we can maintain and protect unpatented proprietary information and trade secrets. Misappropriation or other loss of our intellectual property would adversely affect our competitive position and may cause us to incur substantial litigation costs.

The implementation of the Leahy-Smith America Invents Act of 2011 may adversely affect our business.

The Leahy-Smith America Invents Act of 2011 (AIA), which was signed into law on September 16, 2011, includes several provisions that may impact our business and patent protection in the United States. The AIA may increase our patents’ post grant reviews before the U.S. Patent and Trademark Office, which may result in changing the scope of the patent protection in an unfavorable manner. The scope of the issuing patent protection may not be sufficiently broad to cover our products or to exclude competing products. The AIA amends patent litigation procedures in the United States, which may result in litigation being more complex and expensive. These litigation changes could be time-consuming, result in costly litigation or divert the efforts of our technical and management personnel.

Even if we and our partners obtain necessary regulatory approvals, our products and technologies may not gain market acceptance.

Even if we and our pharmaceutical and biotechnology company partners obtain the necessary regulatory approval to market products that incorporate our technologies, our products, technologies and product candidates may not gain market acceptance among physicians, patients, healthcare payers and the medical community. The degree of market acceptance of any product, technology or product candidate will depend on a number of factors, including:

•	the scope of regulatory approvals, including limitations or warnings in a product’s regulatory-approved labeling;

•	demonstration of the clinical efficacy and safety of the product or technology;

•	the absence of evidence of undesirable side effects that delay or extend trials;

•	the lack of regulatory delays or other regulatory actions;

•	its cost-effectiveness;

•	its potential advantage over alternative treatment methods;

•	the availability of third-party reimbursement; and

•	the marketing and distribution support it receives.

If any of our products or technologies fail to achieve market acceptance, our ability to generate revenue will be limited, which would have a material adverse effect on our business.

Our collaborative arrangements may give rise to disputes over commercial terms, contract interpretation and ownership of our intellectual property and may adversely affect the commercial success of our products.

Our business is dependent on our ability to work with customers and partners in collaborative relationships to develop products using our technologies. We have in the past and expect that in the future we will enter into collaborative arrangements, some of which have been based on less definitive agreements, such as memoranda of understanding, material transfer agreements, options or feasibility agreements. We may not execute definitive agreements formalizing these arrangements. Collaborative relationships are generally complex and may give rise to disputes regarding the relative rights, obligations and revenues of the parties, including the ownership of intellectual property and associated rights and obligations, especially when the applicable collaborative provisions have not been fully negotiated and documented. Such disputes can delay collaborative research, development or commercialization of potential products and can lead to lengthy, expensive litigation or arbitration. The terms of collaborative arrangements may also limit or preclude us from developing products or technologies developed pursuant to such collaborations. Additionally, the collaborators under these arrangements might breach the terms of their respective agreements or fail to prevent infringement of the licensed patents by third parties. Moreover, negotiating collaborative arrangements often takes considerably longer to conclude than the parties initially anticipate, which could cause us to enter into less favorable agreement terms that delay or defer recovery of our development costs and reduce the funding available to support key programs.

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

Third parties may claim that our technologies, or the products in which they are used, infringe on their rights, and we may incur significant costs resolving these claims.

Third parties may claim that the manufacture, use, import, offer for sale or sale of our drug delivery technologies infringes on their patent rights. In response to such claims, we may have to seek licenses, defend infringement actions or challenge the validity of those patents in court. If we cannot obtain required licenses, are found liable for infringement or are not able to have these patents declared invalid, we may be liable for significant monetary damages, encounter significant delays in bringing products to market or be precluded from participating in the manufacture, use, import, offer for sale or sale of products or methods of drug delivery covered by the patents of others. We may not have identified, or be able to identify in the future, United States and foreign patents that pose a risk of potential infringement claims.

Any claims that our products infringe or may infringe proprietary rights of third parties, with or without merit, could be time-consuming, result in costly litigation or divert the efforts of our technical and management personnel, any of which could disrupt our relationships with our partners and could significantly harm our operating results.

We enter into collaborative agreements with pharmaceutical and biotechnology companies to apply our drug delivery technologies to drugs developed by others. Ultimately, we receive license revenues and product development fees, as well as revenues from royalties and the sale of products incorporating our technology. The drugs to which our drug delivery technologies are applied are generally the property of the pharmaceutical and biotechnology companies. Those drugs may be the subject of patents or patent applications and other forms of protection owned by the pharmaceutical and biotechnology companies or third parties. If those patents or other forms of protection expire, are challenged or become ineffective, sales of the drugs by the collaborating pharmaceutical and biotechnology companies may be restricted or may cease.

If our third party collaborative partners face generic competition for their products, our revenues and royalties from such products may be adversely affected.

Some of our third party collaborative partners may utilize our drug delivery technologies in products with exclusive rights secured by patents or other means. These rights are limited in time and do not always provide effective protection for their products. If our collaborative partners are unable to protect their products’ exclusivity or patent rights, generic competition may erode their market share, undermine the profitability of their products and limit the royalties we could collect from product sales. The expiration of the Hatch Waxman exclusivity for Coreg CR in April 2010 could open Coreg CR to generic competition, which may negatively affect the royalties we could collect in the future. Abbreviated New Drug Applications (ANDA) have been submitted to the FDA by Mutual Pharmaceuticals and Lupin Pharmaceuticals requesting marketing approval of generic formulations of Coreg CR and by Anchen Pharmaceuticals regarding only 40 mg dosage strength. Should the FDA grant approval to either or both of these applications, our royalty income from sales of Coreg CR would be negatively affected (See Item 4 – Information on the Company – General Overview). To date, we have generated $42.5 million in royalty revenue from Coreg CR, the only product sold using our drug delivery technology.

Healthcare reform and restrictions on reimbursements may limit our financial returns.

Our ability to successfully commercialize our products and technologies may depend on the extent to which the government health administration authorities, the health insurance funds in the EU Member States, private health insurers and other third party payers will reimburse consumers for the cost of these products, which affects the volume of drug products sold by pharmaceutical and biotechnology companies that incorporate our technology into their products. Third party payers are increasingly challenging both the need for, and the price of, novel therapeutic drugs and uncertainty exists as to the reimbursement status of newly approved therapeutics. The commercial success of our products depends in part on the conditions under which products incorporating our technology are reimbursed. Adequate third party reimbursement may not be available for such drug products to enable us to maintain price levels sufficient to realize an appropriate return on our investments in research and product development, which could materially and adversely affect our business. We cannot predict the effect that changes in the healthcare system, especially cost containment efforts, may have on our business. In particular, it is difficult to predict the effect of health care reform legislation enacted in the United States in 2010, certain provisions of which are still subject to regulatory implementation, further legislative change and ongoing judicial review. Any such changes or changes due to future legislation governing the pricing and reimbursement of healthcare products in the EU Member States may adversely affect our business.

Fluctuations in foreign currency exchange rates and the impact of the European sovereign debt crisis may cause fluctuations in our financial results.

For the year ended December 31, 2011, we derived 36% of our total revenues from transactions in U.S. dollars, but have 75% of our cash and cash equivalents, all of our marketable securities, and the majority of our expenses denominated in Euros. Our functional currency is the Euro and our reporting currency is the U.S. Dollar. As a result, both our actual and reported financial results could be significantly affected by fluctuations of the Euro relative to the U.S. dollar. We do not engage in substantial hedging activities with respect to the risk of exchange rate fluctuations, although we do, from time to time, purchase Euros against invoiced dollar receivables.

Recent developments in the European Union have created uncertainty about the ability of certain EU Member States to continue to service their sovereign debt obligations. This debt crisis and the related financial restructuring efforts may cause the value of the Euro to deteriorate, reducing the value of the Euro relative to the U.S. dollar. Any strengthening in the U.S. dollar relative to the Euro would have a negative effect on our balance sheet while a weakening in the U.S. dollar relative to the Euro would have a positive effect. See ‘Quantitative and Qualitative Disclosures About Market Risk’ on page 78 for more information on the impact of currency exchange rate fluctuations. In addition, the sovereign debt crisis affecting some EU Member States is contributing to instability in global credit markets. If global economic and market conditions, or economic conditions in the European Union, the U.S. or other key markets, remain uncertain, persist or deteriorate further, our business, financial condition, results of operations and cash flows may be adversely affected.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the US Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the US Public Company Accounting Oversight Board (United States) (“the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditors are located in France, a jurisdiction where the PCAOB is currently unable to conduct inspections, our auditors are not currently inspected by the PCAOB.

This lack of PCAOB inspections in France prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in France, including our auditors As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in France makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of France that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Security breaches and other disruptions could compromise sensitive information and expose us to liability, which could cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, on our networks. The secure maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information systems and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, investigations by regulatory authorities in the EU Member States, disruption to our operations and damage to our reputation, which could adversely affect our business.

Risks Relating to Regulatory and Legal Matters

Products that incorporate our drug delivery technologies and development products acquired from Éclat are subject to regulatory approval. If we or our pharmaceutical and biotechnology company partners do not obtain such approvals, or if such approvals are delayed, our revenues may be adversely affected.

In the United States, the federal government, principally the FDA, and state and local government agencies regulate all pharmaceutical products, including existing products and those under development. We or our pharmaceutical and biotechnology company partners may experience significant delays in expected product releases while attempting to obtain regulatory approval for products incorporating our technologies. If we or our partners are not successful, our revenues and profitability may decline. We cannot control, and our pharmaceutical and biotechnology company partners cannot control, the timing of regulatory approval for any of these products, or if approval is obtained at all.

Applicants for FDA approval often must submit extensive clinical and pre-clinical data as well as information about product manufacturing processes and facilities and other supporting information to the FDA. Varying interpretations of the data obtained from pre-clinical and clinical testing could delay, limit or prevent regulatory approval of a drug product. The FDA also may require us or our partners to conduct additional pre-clinical studies or clinical trials. For instance, we do not anticipate the necessity to conduct individual toxicity and carcinogenicity tests for each product that we develop using the Medusa nano-particulate technology. Due to their special properties, however, nanoparticle formulations may pose different issues of safety or effectiveness than non-nanoscale products. With that in mind, the FDA may require additional toxicology tests and clinical trials to confirm the safety and effectiveness of product candidates using the Medusa technology, which would impact development plans for product candidates. Similarly, although we anticipate submitting applications for approval for the development products acquired from Éclat that rely on existing data to demonstrate safety and effectiveness, FDA may determine that additional studies particular to our products are necessary. If FDA requires such additional data, it would impact development plans for those products.

Changes in FDA approval policy during the development period, or changes in regulatory review for each submitted new product application, also may delay an approval or rejection of an application. For instance, under the Food and Drug Administration Amendments Act of 2007 (FDAAA), we or our partners may be required to develop risk evaluations and mitigation strategies, or REMS, to ensure the safe use of their product candidates. If the FDA disagrees with our or our partners’ REMS proposals, it may be more difficult and costly for us or our partners to obtain regulatory approval for their product candidates. Similarly, FDAAA provisions may make it more likely that the FDA will refer a marketing application for a new product to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. This review can add to the wait time for approval, and although the FDA is not bound by the recommendation of an advisory committee, objections or concerns expressed by an advisory committee may cause the FDA to delay or deny approval.

The FDA has substantial discretion in the approval process and may disagree with our or our partners’ interpretations of data and information submitted in an application, which also could cause delays of an approval or rejection of an application. Even if the FDA approves a product, the approval may limit the uses or indications for which a product may be marketed, restrict distribution of the product or require further studies.

The FDA also can withdraw product clearances and approvals for failure to comply with regulatory requirements or if problems follow initial marketing. In the same way, medicinal products for supply on the EU market are subject to marketing authorization by either the European Commission, following an opinion by the EMA, or by the competent authorities of EU Member States. Applicants for marketing authorization must submit extensive technical and clinical data essentially in the form of the ICH Common Technical Document. The data is subject to extensive review by the competent authorities and may be considered inappropriate or insufficient. If applications for marketing authorization by pharmaceutical and biotechnology company partners are delayed, or rejected, if the therapeutic indications for which the product is approved are limited, or if conditional marketing authorization imposing post-marketing clinical trials or surveillance is imposed, our revenues may decline and earnings may be negatively impacted.

Manufacturers of drugs, including the active pharmaceutical ingredients, also must comply with applicable cGMP requirements, both as a condition of approval and for continued authority to manufacture and distribute products. Our manufacturing facilities and those of our pharmaceutical and biotechnology company partners may be required to pass a pre-approval inspection by the FDA, the EMA, the competent authorities of EU Member States or our clients, and will be subject to periodic inspection after that, all intended to ensure compliance with cGMP. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures, and we and our pharmaceutical and biotechnology company partners will need to ensure that all of our processes, methods and equipment are compliant with cGMP. We will be obligated to expend time, money and effort in production, record keeping and quality control to assure that the product meets applicable specifications and other requirements. If we, our pharmaceutical and biotechnology company partners or suppliers of key ingredients cannot comply with these practices, the sale of our products or products developed by our partners that incorporate our technologies may be suspended. This would reduce our revenues and gross profits.

If our products or products that incorporate our technologies are marketed in other jurisdictions, we and the partners with whom we are developing our technologies must obtain required regulatory approvals from foreign regulatory agencies and comply with extensive regulations regarding safety, quality and efficacy. These related obligations are frequently as demanding as those imposed by the FDA, the EMA or the competent authorities of EU Member States. If approvals to market our products or our partners’ products are delayed, or if we or our partners fail to receive these approvals or previously received approvals are withdrawn, our revenues would be reduced. We may be required to incur significant costs to obtain or maintain foreign regulatory approvals.

Commercial products are subject to continuing regulation, and we and our pharmaceutical and biotechnology company partners may be subject to adverse consequences if we or they fail to comply with applicable regulations.

We and our pharmaceutical and biotechnology company partners will continue to be subject to extensive regulatory requirements for products and product candidates that incorporate our technologies, even if the products receive regulatory approval. These regulations are wide-ranging and govern, among other things:

•	adverse drug experiences and other reporting requirements;

•	product promotion and marketing;

•	product manufacturing, including cGMP compliance;

•	record keeping;

•	distribution of drug samples;

•	required post-marketing studies or clinical trials;

•	authorization renewal procedures;

•	authorization variation procedures;

•	compliance with any required REMS;

•	updating safety and efficacy information;

•	processing of personal data;

•	use of electronic records and signatures; and

•	changes to product manufacturing or labeling.

If we or our partners, including any contract manufacturers that we use, fail to comply with these laws and regulations, the FDA, the European Commission, competent authorities of EU Member States, or other regulatory organizations, may take actions that could significantly restrict or prohibit commercial distribution of our products and products that incorporate our technologies. If the FDA, the European Commission or competent authorities of EU Member States determine that we are not in compliance with these laws and regulations, they could, among other things:

•	issue warning letters;

•	impose fines;

•	seize products or request or order recalls;

•	issue injunctions to stop future sales of products;

•	refuse to permit products to be imported into, or exported out of, the United States or the European Union;

•	suspend or limit our production;

•	withdraw or vary approval of marketing applications;

•	order the competent authorities of EU Member States to withdraw or vary national authorization; and

•	initiate criminal prosecutions.

We are subject to federal and state laws prohibiting “kickbacks” and false claims that, if violated, could subject us to substantial penalties, and any challenges to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.

We are subject to extensive and complex federal and state laws and regulations, including but not limited to, health care “fraud and abuse” laws, such as anti-kickback and false claims laws and regulations. In the current environment, there appears to be a greater risk of investigations of possible violations of these laws and regulations. This is reflected by recent enforcement activity and pronouncements by the Office of Inspector General of the Department of Health and Human Services that it intends to continue to vigorously pursue fraud and abuse violations by pharmaceutical companies, including through the potential to impose criminal penalties on pharmaceutical company executives. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Regulatory reforms may adversely affect our ability to sell our products profitably.

From time to time, the United States Congress, the Council of the European Union and the European Parliament, as well as the legislators of the EU Member States, adopt changes to the statutes that the FDA,the European Commission and the competent authorities of the EU Member States enforce in ways that could significantly affect our business. In addition, the FDA, the European Commission and the competent authorities of the EU Member States often issue new regulations or guidance, or revise or reinterpret their current regulations and guidance in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted or FDA, EU or EU Member State's regulations, guidance or interpretations changed, and what the impact of any such changes may be.

It is possible, however, that such changes could have a significant impact on the path to approval of products incorporating our technologies or of competing products, and to our obligations and those of our partner pharmaceutical and biotechnology companies. For example, the FDAAA contains a number of provisions that strengthen the FDA’s regulatory authority in various areas, including clinical trial registration and results reporting, pharmacovigilance and other safety-related issues and post-approval clinical study requirements. As another example, with adoption of the Biologics Price Competition and Innovation Act of 2009 (BPCIA), enacted in March 2010, biological products incorporating our technologies may face competition from “biosimilar” products that are approved via an abbreviated process on the basis of a showing that the product is highly similar to the approved product. This abbreviated approval pathway is intended to permit a biosimilar product to come to market more quickly and less expensively than if a “full” BLA were submitted, by relying to some extent on FDA’s previous review and approval of the reference product to which the proposed product is similar. The BPCIA provides periods of exclusivity during which abbreviated applications may not be submitted to, or approved by, FDA, but the statute then allows approval by an abbreviated pathway and, if certain standards are met, a finding by FDA that the biosimilar product is interchangeable with the reference product. If competitors are able to obtain marketing approval for biosimilars under an abbreviated regulatory approval process in the U.S. or the European Union, biotechnology products incorporating our technologies may become subject to additional competition with the attendant pricing pressure. Because the BPCIA is a highly complicated statute that has only recently been enacted, there is uncertainty as to how many important components of the new law will be implemented. Some issues may be resolved by three draft guidances that FDA issued in February 2012 or by issuance of regulations or other guidances, but other positions may develop on an ad hoc basis as FDA confronts them in the context of specific applications. The recent modifications to the provisions of the Community Code on medicinal product governing pharmacovigilance also impose further reporting and surveillance obligations on our partner pharmaceutical and biotechnology companies and grant greater supervisory powers to the European Commission and the competent authorities of EU Member States.

Companies to which we have licensed our technology are subject to extensive regulation by the FDA and other regulatory authorities. Their failure to meet strict regulatory requirements could adversely affect our business.

Several companies to which we have licensed our technology are subject to extensive regulation by the FDA, other domestic regulatory authorities and equivalent foreign regulatory authorities, particularly the European Commission and the competent authorities of EU Member States. Those regulatory authorities may conduct periodic audits or inspections of the companies’ facilities to monitor compliance with applicable regulatory standards. If the FDA or another regulatory authority finds that a company has failed to comply with applicable regulations, the authority can institute a wide variety of enforcement actions, including: warning letters or untitled letters; fines and civil penalties; delays in clearing or approving, or refusal to clear or approve, products; withdrawal, suspension or variation of approval of products; product recall or seizure; orders to the competent authorities of EU Member States to withdraw or vary national authorization; orders for physician notification or device repair, replacement or refund; interruption of production; operating restrictions; injunctions; and criminal prosecution. Any adverse action by a competent regulatory agency could lead to unanticipated expenditures to address or defend such action and may impair those companies’ ability to produce and market their products, which could significantly impact the royalties that we receive from them.

We may face product liability claims related to participation in clinical trials or the use or misuse of our products or products that incorporate our technologies.

The testing, manufacturing and marketing of our products or products that incorporate our drug delivery technologies may expose us to potential product liability and other claims resulting from their use. If any such claims against us are successful, we may be required to make significant compensation payments. Any indemnification that we have obtained, or may obtain, from contract research organizations or pharmaceutical and biotechnology companies or hospitals conducting human clinical trials on our behalf may not protect us from product liability claims or from the costs of related litigation. Insurance coverage is expensive and difficult to obtain, and we may be unable to obtain coverage in the future on acceptable terms, if at all. Although we currently maintain general liability insurance with a limit of €8 million and product liability and recall insurance with a limit of €10 million for products incorporating our technology, which are amounts we believe to be commercially reasonable, we cannot be certain that the coverage limits of our insurance policies or those of our strategic partners will be adequate. If we are unable to obtain sufficient insurance at an acceptable cost, a product liability claim or recall could adversely affect our financial condition. Similarly, any indemnification we have obtained, or may obtain, from pharmaceutical and biotechnology companies with whom we are developing our drug delivery technologies may not protect us from product liability claims from the consumers of those products or from the costs of related litigation. If we are subject to a product liability claim, our product liability insurance may not reimburse us, or be sufficient to reimburse us, for any expenses or losses we may suffer. A successful product liability claim against us, if not covered by, or if in excess of, our product liability insurance, may require us to make significant compensation payments. These payments would be reflected as expenses on our statement of operations and reduce our earnings.

If we use biological and hazardous materials in a manner that causes injury, we may be liable for significant damages.

Our research and development activities involve the controlled use of potentially harmful biological materials, hazardous materials and chemicals, and are subject to U.S., state, EU, national and local laws and regulations governing the use, storage, handling and disposal of those materials and specified waste products. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials, including fires and/or explosions, storage tank leaks and ruptures and discharges or releases of toxic or hazardous substances. These operating risks can cause personal injury, property damage and environmental contamination, and may result in the shutdown of affected facilities and the imposition of civil or criminal penalties. The occurrence of any of these events may significantly reduce the productivity and profitability of a particular manufacturing facility and adversely affect our operating results.

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

The trading price of our shares has been, and is likely to continue to be, highly volatile. The market value of an investment in our shares may fall sharply at any time due to this volatility. During the year ended December 31, 2011, the closing sale price of our ADSs as reported on the NASDAQ Global Market ranged from $3.85 to $6.97. During the year ended December 31, 2010, the closing sale price of our ADSs as reported on the NASDAQ Global Market ranged from $6.02 to $9.60. The market prices for securities of drug delivery, biotechnology and pharmaceutical companies historically have been highly volatile. Factors that could adversely affect our share price include, among others:

•	fluctuations in our operating results;

•	announcements of technological collaborations, innovations or new products by us or our competitors;

•	actions with respect to the acquisition of new or complementary businesses;

•	governmental regulations;

•	developments in patent or other proprietary rights owned by us or others;

•	public concern as to the safety of drug delivery systems developed by us or drugs developed others;

•	the results of pre-clinical testing and clinical studies or trials by us or our competitors;

•	adverse events related to our products or products developed by pharmaceutical and biotechnology company partners that use our drug delivery technologies;

•	lack of efficacy of our products;

•	litigation;

•	decisions by our pharmaceutical and biotechnology company partners relating to the products incorporating our technologies;

•	actions by the FDA, the EMA or national authorities of EU Member States in connection with submissions related to the products incorporating our technologies;

•	the perception by the market of biotechnology and high technology companies generally; and

•	general market conditions, including the impact of the current financial environment.

Because we have limited commercial sales, investors in our shares may have difficulty evaluating our prospects.

We recorded the first commercial sales of products using one of our polymer technologies through our partner, Corning, in 1999. Our first commercial sales of a pharmaceutical compound incorporating our Micropump technology occurred in March 2007 with the launch of Coreg CR. We have had no commercial sales to date of products incorporating our Medusa technology. Accordingly, we have only a limited history of commercial sales, which may make it difficult to evaluate our prospects. The difficulty investors may have in evaluating our prospects may cause volatile fluctuations in the market price of our shares as investors react to information about our prospects. Since 1995, we have generated revenues from product development fees and licensing arrangements and royalties. Our business and prospects must be evaluated in light of the risks and uncertainties of a company with limited commercial sales of products and only two currently marketed products, one of which, Hycet, we consider a niche product.

If we are not profitable in the future, the value of our shares may fall.

We have a history of operating losses and have accumulated aggregate net loss from inception of approximately $189 million through December 31, 2011. If we are unable to earn a profit in future periods, the market price of our stock may fall. The costs for research and product development of our drug delivery technologies and general and administrative expenses have been the principal causes of our net losses in recent years. Our ability to operate profitably depends upon a number of factors, many of which are beyond our direct control. These factors include:

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

We may require additional financing to fund the development and possible acquisition of new drug products and delivery technologies and to increase our production capacity beyond what is currently anticipated. We may consume available resources more rapidly than currently anticipated, resulting in the need for additional funding. If we cannot obtain financing when needed, or obtain it on favorable terms, we may be required to curtail our plans to continue to develop drug delivery technologies. We also may elect to pursue additional financing at any time to more aggressively pursue development of new drug delivery technologies. Other factors that will affect future capital requirements and may require us to seek additional financing include:

•	the development and acquisition of new products and technologies;

•	the progress of our research and product development programs;

•	results of our collaborative efforts with current and potential pharmaceutical and biotechnology company partners; and

•	the timing of, and amounts received from, future product sales, product development fees and licensing revenue and royalties.

If adequate funds are not available, we may be required to significantly reduce or refocus our product development efforts, resulting in loss of sales, increased costs and reduced revenues.

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

We currently do not intend to pay dividends and cannot assure shareholders that we will make dividend payments in the future.

We have never declared or paid a cash dividend on any of our capital stock and do not anticipate declaring cash dividends in the foreseeable future. Declaration of dividends on our shares will depend upon, among other things, future earnings, if any, the operating and financial condition of our business, our capital requirements, general business conditions and such other factors as our Board of Directors deems relevant.

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
17

Holders of ADSs have fewer rights than shareholders and have to act through the Depositary to exercise those rights.

Holders of ADSs do not have the same rights as shareholders and, accordingly, cannot exercise rights of shareholders against us. The Bank of New York Mellon, as depositary, or the “Depositary”, is the registered shareholder of the deposited shares underlying the ADSs. Therefore, holders of ADSs will generally have to exercise the rights attached to those shares through the Depositary. We will use reasonable efforts to request that the Depositary notify the holders of ADSs of upcoming votes and ask for voting instructions from them. If a holder fails to return a voting instruction card to the Depositary by the date established by the Depositary for receipt of such voting instructions, or if the Depositary receives an improperly completed or blank voting instruction card, or if the voting instructions included in the voting instruction card are illegible or unclear, then such holder will be deemed to have instructed the Depositary to vote its shares, and the Depositary shall vote such shares in favor of any resolution proposed or approved by our Board of Directors and against any resolution not so proposed or approved.

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

For holders of our shares in the form of ADSs, the Depositary may make these rights or other distributions available to holders in the United States if we instruct it to do so. If we fail to issue such instruction and the Depositary determines that it is impractical to sell the rights, it may allow these rights to lapse. In that case, the holders will receive no value for them.

Our largest shareholders own a significant percentage of the share capital and voting rights of the Company.

At March 31, 2012, Deerfield Capital and certain of its affiliates beneficially owned approximately 17.2% of our ADRs, BVF, Inc. and certain of its affiliates beneficially owned approximately 7.8% of our ADRs and Visium Asset Management, LP certain of its affiliates beneficially owned approximately 7.7% of our ADRs. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.” To the extent these shareholders continue to hold a large percentage of our share capital and voting rights, they will remain in a position to exert heightened influence in the election of the directors of the Company and in other corporate actions that require shareholder approval, including change of control transactions.

ITEM 4. Information on the Company

General Overview

We are a biopharmaceutical company principally engaged in (1) the development and licensing of two unique polymer-based drug delivery technologies and (2) as a result of our acquisition of Éclat Pharmaceuticals, LLC, or Éclat, the development, approval, and commercialization of niche branded and generic pharmaceutical products in the U.S.

Our drug delivery technology business is built primarily on two technologies—Medusa and Micropump. Our hydrogel Medusa technology is designed to provide controlled release following injection of therapeutic proteins, peptides and other large and small molecules. We also have developed a microparticle adaptation of the Medusa platform which we believe offers important advantages in the delivery of smaller proteins and peptides. Both the hydrogel and microparticle adaptations of Medusa have been demonstrated to solve threshold problems commonly affecting the development of biologics such as poor solubility, poor stability, and the tendency of certain biologics to aggregate, which can provoke an immune response in the body. The Medusa platform may be used to deliver multiple therapeutic agents simultaneously, which is of particular interest in the field of vaccines, among other examples. Our Micropump technology is a microparticle technology for oral administration of small molecule drugs with applications in controlled-release, taste-masking and bioavailability enhancement. The Micropump technology has been demonstrated in a clinical trial to apply to the extended, controlled release of small molecule drugs in liquid suspension formulations. We refer to this application as LiquiTime®. Our Trigger Lock™ technology is an adaptation based on our Micropump technology that is designed to minimize the misuse and abuse of medications subject to abuse. A Trigger Lock formulation has been tested in a clinical trial to achieve the controlled release of a narcotic that qualifies as a controlled substance, or Schedule II drug, under the Controlled Substances Act (CSA), Title II of the U.S. Comprehensive Drug Abuse Prevention and Control Act of 1970. Testing of this formulation as well as other formulations with respect to a broad range of commonly employed methods of tampering has confirmed that Trigger Lock may substantially prevent such tampering, and that it is applicable to a wide range of molecules.

Our Éclat specialty pharmaceuticals business, acquired in March 2012, is focused on the development, approval and commercialization of niche branded and generic pharmaceutical products. We acquired Éclat after the conclusion of the year ended December 31, 2011. Accordingly, this Report on Form 20-F does not fully explain the effects or impacts of the acquisition of Éclat, and the financial results for 2011 do not include any of the operations of Éclat.

Our Business Model

We develop specific applications of our controlled release technologies in partnership with biotechnology and pharmaceutical companies. Our business model enables us to focus on our comparative advantages in polymer chemistry and drug delivery while leveraging the resources and expertise of partner companies in specific indications, clinical and regulatory development, marketing, and sales. We generate revenues through license payments from our partners to develop products using our drug delivery technologies, milestone payments for achieving certain objectives in getting products to market and royalty payments based on product sales. Currently we are working with six of the top twenty-five pharmaceutical companies in the world, based on annual healthcare revenue: our joint development programs comprise seventeen feasibility or license and development projects. These projects are being conducted across a wide range of indications and involve new formulations of both novel and already-marketed molecules. Nine of these apply the Medusa platform and eight are Micropump formulations, including several Trigger Lock formulations.

The addition of Éclat Pharmaceuticals, acquired in March 2012, brings with it one licensed and marketed product, Hycet® and its generic equivalent, and a product portfolio in various stages of development, creating a vertically integrated business model. Through this acquisition, we have enhanced our development and commercial experience, providing us with increased knowledge and understanding of the markets in which we operate and product candidates which we believe will help us identify and leverage new opportunities for application of our drug delivery platforms. Éclat, which has focused on pursuing FDA approvals through the 505(b)(2) mechanism (See Item 4. Information on the Company — New Drug and Biological Product Development and Approval Process — Patent Restoration and Exclusivity), adds knowledge of the commercial and regulatory process in the U.S., which we believe will enhance the ability of the company to identify potential product candidates for development, marketing and licensing in the United States. In light of the recent acquisition, we are currently evaluating the potential synergies and complementary opportunities created by the combined business, and we may adapt our business model in the future.

Recent Developments

In March 2012, we acquired, through our wholly owned subsidiary Flamel US Holdings, Inc., or Flamel US, all of the membership interests of Éclat from Éclat Holdings, LLC, or Éclat Holdings, an affiliate of our largest shareholder Deerfield Capital L.P. Éclat is a St. Louis-based specialty pharmaceutical company focused on the development, approval, and commercialization of niche branded and generic pharmaceutical products. Éclat has one FDA-approved product on the market in the U.S., Hycet® (hydrocodone acetaminophen oral solution), as well as a suite of products in various stages of development. See Item 4. Information on the Company – General Overview - Acquisition of Éclat Pharmaceuticals and Item 10. Additional Information – Material Contracts for more information about this transaction.

In March 2012, we also announced a transition to a new Chief Executive Officer. Stephen H. Willard, our Chief Executive Officer since June 2005, resigned as Chief Executive Officer effective March 13, 2012 but will remain on our Board of Directors. He also will remain as an employee of one of our US subsidiaries through December 31, 2012. Michael S. Anderson, the Chief Executive Officer of Éclat, was appointed as Chief Executive Officer of Flamel on March 13, 2012.

In March 2012, we announced the completion of the Phase 1 Study conducted by Merck Serono in connection with the development and license agreement for a long-acting, controlled release subcutaneously-administered formulation of beta interferon using the Medusa platform. The results are currently being analyzed and discussed with our partner.

In October 2011, we announced the signing of a new supply agreement, effective January 1, 2011, with GSK for the production of Coreg CR microparticles.  Under the agreement, we will receive guaranteed minimum payments to supply Coreg CR microparticles over a minimum period of five years. No earlier than January 1, 2013, GSK may terminate the agreement at their sole discretion by giving six months written notice.  The agreement defines the manufacturing relationship between the two companies following the expiration of the previous supply agreement on December 31, 2010. Pursuant to the agreement, we received a payment of €1.3 million ($1.8 million) during the third quarter of 2011 and a further €1.3 million ($1.8 million) payment in the fourth quarter of 2011, as well as a higher margin on all product produced by Flamel for GSK since January 1, 2011.

In October 2011, we also announced that we entered into a license and development agreement with Eagle Pharmaceuticals for the development of a Medusa-based hydrogel depot formulation of the small molecule antibiotic, tigecycline.  The license agreement came as a result of positive pre-clinical results generated in the frame of an initial feasibility study. Under the terms of the license and development agreement, we are eligible to receive up to $1.2 million (€0.9 million) in development and commercial based milestone payments and, upon commercial sales, double-digit royalty payments.  Additionally, we are entitled to receive a percentage of any sub-licensing revenues received by Eagle Pharmaceuticals.  All development expenses are the sole responsibility of Eagle Pharmaceuticals.

In June 2011, we announced that we entered into a joint development agreement for the pre-clinical and clinical development of multiple products with Digna Biotech SL. Digna Biotech SL is a clinical stage biotech company that has developed 3 molecules to clinical phase in 6 years. It was formed as a joint venture between the Center for Applied Medical Research of University of Navarra (in Pamplona, Spain) and a consortium of private Spanish investors Under the agreement, we are entitled to a share of out-licensing revenues on the molecules being developed, The agreement has been structured to leverage Digna's research, preclinical and clinical development efforts, and our formulation expertise using Medusa® and Micropump®. We will be primarily responsible for the formulation and manufacturing process development and Digna will be primarily responsible for the preclinical and clinical development. The three initial Digna products that have been identified for development under the agreement are P144, P17, and Methylthiadenosine (MTA). All of these molecules have shown significant activity in preclinical studies involving indications with high unmet medical need.

In April 2011, we announced that we had entered into a development and license agreement with an undisclosed specialty pharmaceutical company for the development and commercialization of two molecules for pain indications. We will design formulations of two controlled release Schedule II drugs. Pursuant to the agreement, we received a $3 million upfront license payment and are eligible to receive between $4.8 and $5.7 million in development-based milestone payments, and mid-single digit royalties upon eventual sale of the product. Future milestone and royalty payments are inherently uncertain and there can be no assurance that these payments will be paid, either at all or in part. Our partner will pay for all manufacturing and regulatory costs, as well as sales and marketing. The formulations will incorporate Trigger Lock attributes, which are designed to substantially defeat a broad range of commonly used tampering techniques. If they are approved, the formulations may be deemed therapeutically equivalent to already-marketed products, meaning that, in most states, they could be substituted by a pharmacist for the already marketed product, as a generic drug.  Because FDA and DEA have yet to establish standards regarding the incorporation of abuse deterrent technologies in controlled substance formulations, it is unclear whether FDA will grant an AB-rating (connoting therapeutic equivalence) to a product with better abuse deterrence than the already-marketed product.

Lead Product

The lead product using our Micropump technology is Coreg CR, which we developed with GSK and which is approved, marketed and sold in the U.S. We began work with GSK in 2003 when we entered into a license agreement for use of our Micropump technology for Coreg CR, which is an extended release formulation of carvedilol phosphate. Coreg CR was approved by the FDA in October 2006 and launched in March 2007. We have produced Coreg CR microparticles for GSK on a cost plus basis pursuant to a separate supply agreement that expired on December 31, 2010. From expiration until October 2011, we supplied Coreg CR microparticles to GSK as a unilateral accommodation so as to secure their supply while we negotiated a new supply agreement. In October, 2011, we announced that we signed a new supply agreement with GSK for the production of Coreg CR microparticles and continue to be the sole supplier of Coreg CR microparticles for GSK.  Under the agreement, we will receive guaranteed minimum payments to supply Coreg CR microparticles over a minimum period of five years. No earlier than January 1, 2013, GSK may terminate the agreement at their sole discretion by giving six months written notice.  Pursuant to the agreement, we received a payment of €1.3 million ($1.8 million) during the third quarter of 2011 and a further €1.3 million ($1.8 million) payment in the fourth quarter of 2011, as well as a higher margin on all product produced by Flamel for GSK since January 1, 2011. To date, $23 million in milestone payments have been received from GSK. Flamel still is eligible to receive an additional $2 million if certain milestones are achieved. In 2011, we recognized royalty revenue of $8.2 million. The Hatch-Waxman exclusivity period for Coreg CR ended on April 20, 2010. It is possible that Coreg CR may experience generic competition from one or more competitors following approval of an Abbreviated New Drug Application (ANDA). To date, three ANDA filings have been submitted to the FDA. The first was submitted by URL Pharma in March 2008 and has not received tentative or final approval. In March 2011, we received notice of a second filing submitted by Lupin Pharmaceuticals, and it has also not received tentative or final approval. In May 2011, we announced the filing of a lawsuit in the U.S. District Court for the District of Columbia against Lupin for infringement of our US Patent No. 6,022,562, which is associated with Coreg CR. We have also received an ANDA letter of notification from Anchen Pharmaceuticals regarding only the 40 mg. dosage strength. We have submitted a Citizen’s Petition to the FDA that respectfully requests that the FDA require any proposed generic formulations of Coreg CR to meet the same requirements that the FDA required for the approval of Coreg CR, which is a higher standard than is otherwise required under the minimum bioequivalence regulations. In October 2010, the FDA granted our petition in part and denied it in part. To date, no generic formulation of Coreg CR has yet been approved.

Applications Under Development

Flamel also has several important programs that currently are not partnered. Our formulation of Interferon-Alpha XL, a long acting formulation of Interferon-Alpha, is one of our more important development programs and is an example of the potential of the Medusa platform to improve the safety and efficacy of therapeutic proteins is. In December 2009, the Agence Nationale de Recherche sur le SIDA (AIDS) et les Hépatites Virales (ANRS) initiated a twelve week Phase 2 study comparing two dosage forms of our IFN-alpha XL plus ribavirin versus PegIntron® plus ribavirin in genotype 1 hepatitis C patients. This builds on two previous studies we conducted that demonstrated promising results of the formulation as compared to Intron-A® (immediate release interferon-alpha 2b, marketed by Schering Plough, since acquired by Merck & Co., Inc.) and PegIntron® (pegylated interferon-alpha 2b, also marketed by Schering Plough, since acquired by Merck & Co., Inc.). In both studies patients receiving our drug experienced fewer adverse events than those receiving the comparator treatment. Furthermore in a study presented at the Annual Meeting for the European Association for the Study of the Liver in Milan in April 2008, the results showed a statistically significant reduction in viral load after two weeks in the group comprising genotype-1 naïve patients, and non-responder/relapsed patients, relative to comparator treatment. Results in early stage studies do not necessarily predict success in late-stage studies or ultimate approval. We announced preliminary top-line safety results of the IFN-alpha 12 week study at the American Association for the Study of Liver Diseases (AASLD) annual conference in San Francisco in November, 2011. The results indicate that IFN-alpha XL is well-tolerated, with fewer adverse results reported as compared to patients who received Peg-Intron.

Acquisition of Éclat Pharmaceuticals

The acquisition of Éclat was made pursuant to a Membership Interest Purchase Agreement dated March 13, 2012 among Flamel, Flamel US, Éclat Holdings and Éclat. In exchange for all of the issued and outstanding membership interests of Éclat, Flamel US provided consideration primarily consisting of:

-	a $12 million senior, secured six-year note that is guaranteed by us and our subsidiaries and secured by the equity interests and assets of Éclat;
-	two warrants to purchase a total of 3,300,000 ADSs of Flamel; and
-	a commitment to make earnout payments of 20% of any gross profit generated by certain Éclat launch products and 100% of any gross profit generated by Hycet® up to a maximum of $1,000,000. The Purchase Agreement also contains certain representations and warranties, covenants, indemnification and other customary provisions.

Flamel US issued the note pursuant to a Note Agreement among Flamel, Flamel US and Éclat Holdings dated March 13, 2012. The note is payable over six years only if certain contingencies are satisfied, namely that: (a) two or more Éclat launch products are approved by the FDA, or (b) one Éclat launch product is approved by the FDA and has generated $40 million or more in cumulative net sales. We refer to these contingencies as Thresholds. If either Threshold is satisfied, Flamel US will pay 25% of the original principal amount due under the note on each of the third, fourth, fifth and sixth anniversaries of the date of the note. The note accrues interest at an annual rate of 7.5%, payable in kind, until one Éclat launch product is approved by the FDA. After FDA approval of one Éclat launch product is obtained, any interest previously capitalized is payable in cash no later than nine months following FDA approval, and any future interest is payable in cash when due. The Note Agreement also contains certain covenants, events of default and rights in the event of a change of control of Flamel that are described in more detail in Item 10. Additional Information – Material Contracts.

In addition to the Note, we also issued to Éclat Holdings two six-year warrants to purchase an aggregate of 3,300,000 ADSs, each representing one ordinary share, of Flamel. One warrant is exercisable for 2,200,000 ADSs at an exercise price of $7.44 per ADS, and the other warrant is exercisable for 1,100,000 ADSs at an exercise price of $11.00 per ADS. The warrants may only be exercised upon approval by the holders of Flamel’s ordinary shares. If shareholder approval is not obtained by March 13, 2014, the term of the warrants will extend to seven years, and the warrants may be cash settled if the holder chooses to redeem the warrants at a redemption price based on the intrinsic value of the warrant. See Item 10. Additional Information – Material Contracts for more information on the warrants. In connection with the issuance of the warrants, Flamel also entered into a registration rights agreement with Éclat Holdings, pursuant to which Flamel has agreed to file, no later than 30 days after the date of shareholder approval of the warrants, a registration statement with the SEC covering the resale of the ADSs issuable upon exercise of the warrants.

Corporate Information

The Company was incorporated as a société anonyme, a form of corporation under the laws of the Republic of France, in August 1990 as Flamel Technologies S.A. and its shares, represented by American Depositary Shares, began to be quoted on the NASDAQ National Market in 1996 and are now quoted on the NASDAQ Global Market. The life of the company expires in 2099, unless extended. Flamel’s principal place of business is located at Parc Club du Moulin à Vent, 33, avenue du Docteur Georges Lévy, 69693 Venissieux Cedex, France, telephone number +33 472 78 34 34.

The Company has two direct wholly owned subsidiaries: Flamel US Holdings, Inc., a Delaware corporation, and Flamel Technologies, Inc., a Virginia corporation. Éclat Pharmaceuticals, LLC, a Delaware limited liability company, is a wholly owned subsidiary of Flamel US Holdings, Inc. Talec Pharma, LLC, a Delaware limited liability company, is a wholly owned subsidiary of Éclat Pharmaceuticals, LLC. A complete list of the Company’s subsidiaries can be found in Exhibit 8.1.

Market Opportunities

Our polymer delivery systems focus on the controlled release of therapeutic proteins and peptides following injection and the oral administration of pharmaceutical drugs, primarily those that are best absorbed in the small intestine. The pharmaceutical industry utilizes drug delivery technologies as a tool to improve existing products as well as to overcome certain problems encountered in the development of new products. Drug delivery technologies enable pharmaceutical companies to improve the safety and efficacy profiles of innovative new therapeutic compounds, to improve patient compliance and acceptance of existing drugs, to expand therapeutic indications of an existing drug, and to gain competitive advantages for drugs facing patent expirations. The global drug delivery market was estimated by BCC Research to reach $138 billion by the end of 2011.

The addition of Éclat Pharmaceuticals opens up new opportunities for the company, particularly in the U.S. market. Through the acquisition, we have enhanced our commercial and regulatory experience that we believe will assist us pursuing new commercial opportunities and identifying potential product candidates for development, marketing and licensing in the United States. Éclat’s infrastructure includes expertise in marketing and distribution of both branded and generic pharmaceutical products. Éclat currently markets one product under separate labels for both a brand and a generic pharmaceutical product.

Business Strengths and Strategies

Our core strength is as a science-based, market-focused innovator of controlled release drug delivery systems. The key elements of our strategy that enable us to build upon our strengths are:

-	to maximize the potential of our existing drug delivery systems;
-	to develop additional drug delivery technologies;
-	to develop new formulations of proprietary compounds that we receive from additional partners;
-	to leverage capabilities of pharmaceutical partners for clinical development and commercialization; and
-	to identify additional compounds for unmet medical needs and to work using joint development agreements with smaller companies to develop these compounds with our drug delivery platforms.

We believe that we have a competitive advantage in developing controlled-release formulations of proteins, peptides, as well as other large and small molecules drugs that improve dosing, compliance and efficacy, while potentially reducing side-effects. We believe that the Medusa platform is applicable to a range of large and small molecules for subcutaneous delivery, because formulations using Medusa enjoy full bioactivity, extended and controlled release, as well as other advantages such as greater solubility, stability, and resistance to aggregation. We will continue to partner our proprietary formulations with pharmaceutical companies that have the clinical, regulatory and marketing resources to secure regulatory approval and to commercialize these pharmaceuticals successfully. We increasingly are focused on working with pharmaceutical and biotechnology partners at an earlier stage of development as we believe this removes the market-related risk that has negatively affected our ability to partner internally-developed products in the past, when the Company pursued internal development of programs with an eye to partnering these after proof of concept was achieved..

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

The acquisition of Éclat Pharmaceuticals provides the company with additional competencies and business strengths. To complement the science oriented strengths of Flamel, we now have enhanced our ability to pursue commercial opportunities and identify new product candidates and have gained a product portfolio of one FDA -approved product that is currently marketed in the U.S. as well as a suite of other products in various stages of development. We anticipate that in some instances, this enhanced commercialization capability will allow us to retain a greater portion of the economic benefits associated with sales of products using our technologies. We also benefit by the addition of a different perspective on the business and products to be developed in the future.

Medusa Delivery System for Therapeutic Proteins, Peptides and Other Large Molecules

The use of therapeutic agents based on biological proteins and peptides is projected to grow significantly in the near future. According to BCC Research, a market research company, global sales of biologics were approximately $164 billion in 2011, and are expected to reach $239 billion by 2015, which represents a compound annual growth rate (CAGR) of 9.9%. In 2011, six of the top twelve best selling drugs worldwide were biologic drugs or large molecules (from biologic or synthetic origin). With over 600 biotechnology drugs in development, biologics are expected to continue to become more prevalent.

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

Responding to these scientific challenges and to what we believe is a significant market opportunity, we have developed Medusa, a system designed to optimize delivery of proteins, peptides and other large molecules in a controlled manner following subcutaneous or intravenous injection. Our approach utilizes a proprietary system consisting of a polyaminoacid biopolymer (the Medusa hydrogel), which is solely composed of glutamic acid, a naturally occurring amino acid, and Vitamin E. We have engineered this polyaminoacid polymer to form nano-sized particles spontaneously in water which then entrap the protein or peptide. Medusa hydrogel is robust over a wide range of pH values. Medusa-based drug formulations are generally stable. Once injected into the body, the Medusa hydrogel releases the captured drugs in a controlled manner and over an extended period of time. Both processes (capture and release) are non-denaturing, which preserves the structural integrity – and hence the activity – of the drug.

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

Lead Products Under Development Based on the Medusa Technology

Interferon Alpha

We believe that the Medusa delivery system has the potential to improve formulations of many important biological drugs. Our formulation of interferon-alpha XL (IFN-Alpha XL) is one of our more important development programs and is an example of the potential of the Medusa platform to improve the safety and efficacy of therapeutic proteins. Interferon-alpha is a naturally occurring protein that the body uses as part of its immune response and which is part of the current standard of care for the treatment of Hepatitis C virus.

In December 2009 the Agence Nationale de Recherche sur le SIDA et les Hépatites Virales (ANRS) initiated a twelve week Phase 2 study comparing two dosage forms of our IFN-alpha XL plus ribavirin versus PegIntron® plus ribavirin in genotype 1 hepatitis C patients. The intermediate analysis of the Phase 2 study of our long-acting interferon alpha-2b (IFN-α XL was presented in November 2011 at the AASLD annual meeting in San Francisco. A reduction in side effects of at least 30% compared to Standard of Care, i.e., PEGylated IFN-alpha and weight-based ribavirin combined therapy, was observed. An abstract describing the interim efficacy results has been accepted for presentation at the 14th International Symposium on Viral Hepatitis and Liver Disease (ISVHLD) meeting that will be held in June 2012 in Shanghai.  The upcoming data presentation suggests that the antiviral activity of IFN-α XL is at least similar to that of reference PEGIFN-α 2b in this 3-month course of combined therapy, which would confirm the non-inferiority objective.

We have conducted two previous studies that demonstrated promising results of the formulation as compared to Intron-A® (immediate release interferon-alpha 2b, marketed by Schering Plough, since acquired by Merck & Co., Inc.) and PegIntron (pegylated interferon-alpha 2b, also marketed by Schering Plough (since acquired by Merck & Co., Inc.)).

Our first study compared Interferon-Alpha XL with Intron-A. The dose-escalating study was conducted in 53 subjects with chronic hepatitis C. Thirty-nine participants were assigned to receive a single subcutaneous injection of one of three escalating doses of IFN-alpha XL (12 - 14 patients per dose). The three IFN-alpha XL groups received an injection of 9 million international units (MIU), 18 MIU, and 27 MIU, respectively. A cohort of 14 patients received three subcutaneous injections of a standard dose of Intron-A (3 MIU) over one week as a comparator. All patients completed the study, and no serious adverse events were reported.

Adverse events were similar to what has been reported in other studies of interferon therapy and were transient in duration and mild to moderate in severity. Patients receiving IFN-alpha XL experienced fewer adverse events than patients receiving Intron A, even when the weekly dosage of IFN-alpha XL was at its highest level. Pharmacokinetic data demonstrate that the Medusa formulation provides sustained release of IFN-alpha XL over one week.

The second trial we completed compared our Interferon-Alpha XL with PegIntron. The full data set was presented at the Annual Meeting for the European Association for the Study of the Liver in Milan in April, 2008. Results showed a statistically significant reduction in viral load after two weeks in the group comprising genotype-1 naïve patients, and non-responder/relapsed patients to pegylated interferon plus ribavirin. Importantly, these patients also benefitted with respect to tolerance of the treatment, as reported adverse events were fewer in those patients administered Interferon-Alpha XL than in those patients administered PegIntron.

The worldwide market for interferon alpha drugs exceeded $2.2 billion in 2011. We continue to explore licensing opportunities with interested parties for the further development of the Medusa platform with respect to interferon-alpha.

FT-105 Long-acting Basal Insulin Formulation

Our first application of our proprietary Medusa technology microparticulate application is a depot delivery formulation of insulin targeted to meet the long-acting, ‘basal’ insulin requirements of diabetic patients.

Using a microparticulate adaptation of our Medusa delivery system, we have been able to form Medusa hydrogel of human insulin and aggregate these to produce a long-acting, injectable insulin formulation known as FT-105. The microparticulate formulation of Medusa polymer has a longer release profile than the hydrogel.

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

In October 2007, we announced top-line results of the Phase I three-way crossover trial of FT-105 conducted in eighteen healthy volunteers. The trial used the euglycemic clamp technique, whereby patients are requested to fast for thirty-six hours and their levels of insulin and glycemia are monitored. Pharmacodynamics were monitored for forty-eight hours through immunological analysis. The results showed a 48-hour controlled release of recombinant human insulin, with a very flat curve as compared to Lantus, the current standard of care. These results provide a proof of concept for the microparticulate approach, which is an essential component of much of the work that we are undertaking in feasibility studies with partners who are interested in controlling the release of smaller proteins and peptides. Our marketing efforts regarding FT-105 have been unsuccessful thus far and the Company has taken the decision to discontinue further development until a partner is identified.

Other Products Under Development Based on the Medusa Technology

Our success in development of the “ubiquitous” Medusa polymer has generated numerous feasibility study relationships with biotechnology and pharmaceutical partners. Currently we are working on nine Medusa projects with various pharmaceutical partners. These projects involve both novel and already-marketed molecules. Flamel expects some of these projects to evolve into license agreements as a function of many factors. These include the promise of the molecule itself (particularly with respect to novel molecules there is a high rate of attrition); the success of formulation work that we conduct for our partners; the evolving strategy and marketing focus of our partners; and the pharmaco-economics associated with the eventual product and the indication(s) for which it is being developed.

We currently have nine Medusa projects under development with various partners representing a decrease compared with prior reporting periods and we continue to have relationships with several of the top twenty-five pharmaceutical companies. These relationships range from work on marketed therapeutic proteins to novel proteins and peptides, and other novel large molecules. We believe that our strategy of engaging in feasibility work with a wide range of partners strengthens the Company by diversifying our development risks, improving our understanding of many cutting edge fields of research, and engaging us in projects designed to extend the Medusa platform into different indications and methods of delivery.

An area that is of particular interest to the Company, especially given the success we have enjoyed thus far in our work with Eagle Pharmaceuticals, is the development of subcutaneously administered formulations of small molecule drugs that are otherwise given intravenously. Due to the heightened solubility that the Medusa platform enables for otherwise poorly-soluble drugs, we are able to create formulations that may be administered subcutaneously, which creates pharmaco-economic and convenience benefits for caregivers and patients. We anticipate that this facet of the Medusa platform will generate increased interest over the coming year.

Micropump: Delivery System for the Oral Administration of Drugs

Flamel’s first drug delivery platform, Micropump, is a flexible technology for the controlled release of small molecule drugs following oral administration. Micropump differs from competing technologies in several important ways and offers a distinctive set of features and benefits to patients and to our pharmaceutical partners. Micropump provides:

•	extended drug absorption,

•	extended and controlled release,

•	delayed release profile is possible if desired,

•	ability to target delivery to specific regions of the intestine if desired,

•	lower peak drug concentration, which can result in a reduced level of undesirable side effects,

•	reduced inter- and intra-subject variability,

•	excellent dose proportionality,

•	ability to “fine tune” pharmacokinetic behavior by combining multiple release profiles if desired,

•	ability to combine multiple active ingredients but still keep them physically separate because they are in different microparticle formulations which are then mixed,

•	ability to develop easily multiple dose strengths based on one microparticle formulation,

•	possibility of a release profile that is not accelerated in humans in the presence of alcohol,

•	taste masking, which is useful for bitter or distasteful drugs,

•	multiple dosage forms including tablets, capsules, sachets, suspensions, and rapidly dissolving tablets,

•	stable liquid formulations are possible as well as dry suspensions that can be easily reconstituted with water creating liquid dosage forms,

•	components considered by regulatory authorities, including the US FDA, to be “GRAS” – Generally Regarded as Safe - and are listed on the FDA’s Center for Drug Evaluation and Research (CDER) database of inactive, acceptable pharmaceutical excipients,

•	commercial production capabilities,

•	rapid time to first testing in humans – approximately one year or less for known active pharmaceutical ingredients, and

•	potentially rapid development times: for example Coreg CR took 3.5 years from project inception to NDA filing and required only a 10 month review by the US FDA.

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

It is possible to create a Micropump formulation whose release profile is not accelerated in humans or biostudies by the presence of alcohol. Also, the polymer coating on each microparticle results in a “taste masking” effect which can be important for bitter or otherwise distasteful drugs. This can be particularly important when developing ready-to-use, stable liquid controlled-release formulations, an application for which Micropump is one of the only systems in the world we are aware of suitable for developing such formulations across a broad range of molecules. We are exploring the use of such stable liquid formulations particularly for pediatric and geriatric markets, but also for CNS (central nervous system) drugs where patient compliance is an issue.

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

Trigger LockTM is a special application based on our Micropump technology designed to provide a technical solution to the serious societal problems of intentional and unintentional abuse and misuse of narcotics and other dangerous, but pharmaceutically important, drugs. This problem increasingly is receiving FDA and Congressional attention in the United States, and we believe our Trigger Lock technology is ideally positioned to make it more difficult to abuse, misuse or tamper with these drugs. One problem with some controlled-release technologies, which can present serious problems with narcotic formulations even among patients not intentionally trying to abuse or misuse the drug, is drug dumping in the presence of alcohol. Because our Trigger Lock technology uses aspects of our Micropump approach, there is no drug dumping seen in humans or in biostudies.

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

Nonetheless, if the Trigger Lock capsule or tablet is taken by a patient as intended, the drug is fully available to the patient over the time course and in the levels intended. Furthermore, we believe we can duplicate almost any existing controlled-release narcotic formulation to produce a product that is as effective as the original product, but much more resistant to intentional or unintentional misuse or abuse.

LiquiTime® is another adaptation of the Micropump platform that we have developed for formulations targeted at elderly and pediatric patient populations, or others who have difficulty swallowing. LiquiTime technology may be used to create long acting, liquid formulations of a wide range of molecules. Because it may be applied to molecules that have not previously been susceptible to controlled release liquid formulations, we believe that the LiquiTime platform also confers important competitive advantages and barriers to entry versus existing controlled release technologies. We are currently engaged in discussions to develop formulations in multiple indications.

Products Based on the Micropump Technology

Coreg CR

The lead product using our Micropump technology is Coreg CR, which we developed with GSK and which is approved, marketed and sold in the U.S. Coreg CR is an extended-release formulation of Coreg (carvedilol phosphate), a beta blocker that is considered the standard of care for the treatment of moderate to severe heart failure and left ventricular dysfunction following myocardial infarction. Coreg CR was approved by the FDA on October 20, 2006 for use in the treatment of moderate to severe congestive heart failure; left ventricular dysfunction following myocardial infarction; and hypertension. We began work with GSK in 2003 when we entered into a license agreement for use of our Micropump technology for an extended release formulation of carvedilol phosphate; the product was launched in March 2007. Prior to 2011, we produced Coreg CR microparticles on a cost plus basis pursuant to a separate supply agreement that expired on December 31, 2010. From January 1, 2011 until October, 2011 we supplied Coreg CR microparticles to GSK as a unilateral accommodation so as to secure their supply while we negotiated a new supply agreement. In October, 2011, we announced that we signed a new supply agreement with GSK for the production of Coreg CR microparticles and we remain the sole supplier of Coreg CR microparticles for GSK.  Under the agreement, we will receive guaranteed minimum payments to supply Coreg CR microparticles over a minimum period of five years. No earlier than January 1, 2013, GSK may terminate the agreement at their sole discretion by giving six months written notice.    The agreement defines the manufacturing relationship between the two companies following the expiration of the previous supply agreement on December 31, 2010. Pursuant to the agreement, we received a payment of €1.3 million ($1.8 million) during the third quarter of 2011 and a further €1.3 million ($1.8 million) payment in the fourth quarter of 2011, as well as a higher margin on all product produced by Flamel since January 1, 2011. To date, $23 million in milestone payments have been received from GSK and Flamel is eligible to receive an additional $2 million if certain milestones are achieved. In 2011, we recognized royalty revenue of $8.2 million.

The Hatch-Waxman exclusivity period for Coreg CR ended on April 20, 2010. It is possible that Coreg CR may experience generic competition from one or more competitors following approval of an ANDA. To date, three ANDA filings have been submitted to the FDA. The first was submitted by URL Pharma in March 2008 and has not received tentative or final approval. We received notice of a second filing submitted by Lupin Pharmaceuticals in March 2011. In May 2011, we announced the filing of a lawsuit in the U.S. District Court for the District of Columbia against Lupin for infringement of our US Patent No. 6,022,562, which is associated with Coreg CR. We have also received notification of a third submission, by Anchen Pharmaceuticals, which pertains solely to the 40 mg dosage form. We have submitted a Citizen’s Petition to the FDA that respectfully requests that the FDA require any proposed generic formulations of Coreg CR to meet the same requirements that the FDA required for the approval of Coreg CR, which is a higher standard than is otherwise required under the minimum bioequivalence regulations. In October 2010, the FDA granted our petition in part and denied it in part. No generic formulation of Coreg CR has been approved to date.

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

Other Products Under Development Based on Micropump Technology

We are working with several companies to develop formulations using our Micropump technology platform. We announced in April 2011 that we had entered into a license and development agreement with a specialty pharmaceutical company for the development and commercialization of two molecules for pain indications that are AB rated formulations of products that are already marketed. These are Schedule II listed drugs and the formulations would enjoy the potential advantages of the Trigger Lock adaptation of Micropump with respect to tamper resistance. We now are working on three separate molecules to be formulated using our Trigger Lock technology, as we have been engaged with a specialty healthcare company, on a separate project previously announced. We are currently also conducting a Trigger Lock feasibility study with a top-ten pharmaceutical company for the development of a combination product using the Trigger Lock platform. We also have licensed our Micropump formulation of controlled release aspirin to New Haven Pharmaceuticals. Further, we have licensed the Micropump platform for the development of a controlled release formulation of a central nervous system medication. The molecule is currently marketed in the United States. And already benefits from a controlled release technology. The development work that we are engaged in is intended to result in a product with further enhanced controlled release characteristics. From time to time we have conducted Micropump feasibility studies on other proprietary therapeutic compounds under limited, confidential agreements with the pharmaceutical companies owning the rights to these compounds. Such contracts provide us with the possibility for expanded relationships. Moreover, these relationships are invaluable insofar as our potential partners often are able to identify opportunities for the Micropump platform from their internal pipeline, opportunities which we would not otherwise know.

Éclat Products

Éclat, acquired in March 2012, has one FDA-approved product on the market in the U.S. — Hycet®, a hydrocodone bitartrate and acetaminophen oral solution and its generic equivalent. Hycet® is targeted for the relief of moderate to severe pain in patients age two or older. It contains the most commonly prescribed dose of hydrocodone bitartrate (7.5 mg/15 mL) in combination liquid form and has an acetaminophen concentration (325 mg/15 mL) that is lower than many competing products. The FDA has declared that by January 14, 2014, prescription products containing over 325mg of acetaminophen should be removed from the market, and the agency intends to take action to withdraw product approvals if companies do not voluntarily comply. We believe this will require the vast majority of prescription acetaminophen products currently on the market to either withdraw or reformulate, and the FDA has said that reformulation will require submission of a new marketing application. Net revenues in 2011 for Hycet and its generic equivalent amounted to $0.6 million, and the total generic market for the product is estimated to grow to approximately $15 million.

Éclat also has a portfolio of other potential products in various stages of development. Those products, which have not been disclosed publicly, are expected to begin being submitted for approval to FDA in 2012, with some approvals possible as early as 2013.

Strategic Alliances

In order to develop and apply our drug delivery technologies efficiently and to effectively commercialize the resulting products, we have entered into, and intend to continue to enter into, various types of collaborative arrangements with large biotechnology and pharmaceutical company partners. Such arrangements typically provide funding for development work and access to target compounds and related know-how and, in many cases ultimately, provide distribution capabilities for any resulting products either directly or by providing for the option to enter into future license agreements. Such arrangements generally include termination provisions in the event either party decides that, for strategic or other reasons, it does not wish to pursue the alliance. In many of our agreements, particularly feasibility studies, we are precluded from disclosing the identity of the partner and/or of the molecule(s) with which we are collaborating. A summary of our major existing agreements is provided below. Certain other alliances have been discontinued. In late 2011, we discontinued our Medusa technology collaboration with Baxter Pharmaceuticals due to both technical difficulties and strategic priorities of our partner. In early 2012, we discontinued our Medusa technology collaboration with Pfizer following their decision not to pursue the development activities. Where agreements provide for the possibility of future payments, there can be no assurance that the payments contemplated under these agreements will be paid, either at all or in part. Future payments are contingent upon a number of factors, such as clinical, regulatory and market success, that are subject to numerous risks and uncertainties. Due to the uncertainties associated with development and commercialization activities in the pharmaceutical industry generally and our business in particular, contemplated payments are neither indicative of the likelihood of receipt of such payments nor of a consistent or predictable future revenue stream.

GlaxoSmithKline

We began work with GSK on a Micropump formulation of Coreg in 2003 when we entered into a license agreement for use of our Micropump technology for an extended release formulation of carvedilol phosphate. The product was approved by the FDA in October 2006 and launched in March 2007. Prior to 2011, we produced Coreg CR microparticles on a cost plus basis pursuant to a separate supply agreement that expired on December 31, 2010. From January 1, 2011 until October, 2011 we supplied Coreg CR microparticles to GSK as a unilateral accommodation so as to secure their supply while we negotiated a new supply agreement. In October, 2011, we announced that we signed a new supply agreement with GSK for the production of Coreg CR microparticles and remain the sole supplier of Coreg CR microparticles for GSK.  Under the agreement, we will receive guaranteed minimum payments to supply Coreg CR microparticles over a minimum period of five years. No earlier than January 1, 2013, GSK may terminate the agreement at their sole discretion by giving six months written notice.    The agreement defines the manufacturing relationship between the two companies following the expiration of the previous supply agreement on December 31, 2010. Pursuant to the agreement, we received a payment of €1.3 million ($1.8 million) during the third quarter of 2011 and a further €1.3 million ($1.8 million) payment in the fourth quarter of 2011, as well as a higher margin on all product produced by Flamel for GSK since January 1, 2011 To date, we have received $23 million in milestone payments from GSK and are eligible to receive an additional $2 million if certain milestones are achieved. In 2011, we recognized royalty revenue of $8.2 million on sales of Coreg CR. We are eligible to receive low to mid single digit royalty payments on net sales of Coreg CR. This agreement expires on the later of: (a) ten (10) years from the date of the first commercial sale of product in such country, or (b) the expiration of the last to expire Flamel patent right in such country.

Merck Serono

In December, 2007, we entered into a relationship with Merck Serono to develop a controlled release formulation of an already-marketed Merck Serono product using our Medusa technology platform. In February, 2009, Merck Serono exercised its option to enter into a development and license agreement for this program and paid an upfront fee of € 5.0 million ($6.5 million). Under the terms of the agreement, we are eligible to receive up to €41 million ($53 million) in milestone payments upon certain agreed-upon development events and royalties ranging from the mid- to high- single digits as a percentage of product sales. The Phase 1 study was completed in early 2012 and results are currently being analyzed and discussed with our partner. The term of the agreement continues on a country-by-country basis until there is no remaining royalty or other payment obligation in a particular country, unless terminated earlier by Merck Serono for convenience or by either party in the event of an uncured material breach.

Eagle Pharmaceuticals

We announced in October 2011 that we entered into a license and development agreement with Eagle Pharmaceuticals for the development of a Medusa-based hydrogel depot formulation of the small molecule antibiotic, tigecycline.  Eagle Pharmaceuticals is a specialty pharmaceutical company. The license agreement was signed after receiving positive pre-clinical results in an initial feasibility study. Under the terms of the license and development agreement, we expect to receive up to $1.2 million (€0.9 million) in milestone payments upon certain development and commercial events and, upon commercial sales, double-digit royalty payments.  Additionally, we are entitled to receive a percentage of any sub-licensing revenues received by Eagle Pharmaceuticals.  All development expenses are the sole responsibility of Eagle Pharmaceuticals.

Digna Biotech SL

In June 2011, we announced that we entered into a joint development agreement for the pre-clinical and clinical development of multiple products with Digna Biotech SL, a joint venture between the Center for Applied Medical Research of the University of Navarra in Pamplona, Spain, and a consortium of private Spanish investors that is focused on developing pipeline products to license to pharmaceutical companies. .. Under the agreement, we are entitled to a share of out-licensing revenues on the molecules being developed, T. Digna Biotech SL is a clinical stage biotech company that has developed 3 molecules to clinical phase in 6 years. The agreement has been structured to leverage Digna's research, preclinical and clinical development efforts, and our formulation expertise in Medusa® and Micropump®. We will be primarily responsible for the formulation and manufacturing process development and Digna will be primarily responsible for the preclinical and clinical development. The three initial Digna products that have been identified for development under the agreement are P144, P17, and Methylthiadenosine (MTA). All of these molecules have shown significant activity in preclinical studies involving multiple indications with high unmet medical need. Both companies expect that the achievement of clinical proof of concept data under the joint development agreement could result in significant additional value creation for the parties.

Undisclosed specialty pharmaceutical company (pain drugs)

In April 2011, we announced that we had entered into a development and license agreement with an undisclosed specialty pharmaceutical company for the development and commercialization of two molecules for pain indications. We will design formulations of two controlled release Schedule II drugs. Pursuant to the agreement, we received a $3 million license upfront payment, and are eligible to receive between $4.8 and $5.7 million in development-based milestone payments, and mid-single digit royalties upon eventual sale of the product. Future milestone and royalty payments are inherently uncertain and there can be no assurance that these payments will be paid, either at all or in part. Our partner will pay for all manufacturing and regulatory costs, as well as sales and marketing. The formulations will incorporate Trigger Lock attributes, which are designed to substantially defeat a broad range of commonly used tampering techniques. If they are approved, the formulations may be deemed therapeutically equivalent to already-marketed products, meaning that, in most states, they could be substituted by a pharmacist for the already marketed product, as a generic drug.  Because FDA and DEA have yet to establish standards regarding the incorporation of abuse deterrent technologies in controlled substance formulations, however, it is unclear whether FDA will grant an AB-rating (connoting therapeutic equivalence) to a product with better abuse deterrence than the already-marketed product.

Undisclosed specialty pharmaceutical company (Micropump formulation of marketed drug)

In May, 2011 we entered into a license and development agreement with an undisclosed specialty pharmaceutical company for the development of a Micropump-enabled, once-daily formulation of a drug that is currently being marketed by that company. Pursuant to the agreement, we received a $0.5 million up-front payment and are entitled to a $1.5 million payment upon approval as well as low to mid-single digit royalty payments upon commercial sales of the product. Our partner will pay for all manufacturing and regulatory costs, as well as sales and marketing.

Theralpha, SAS

In May 2011, we entered into a joint development program with Theralpha, SAS for a Medusa®-enabled, long-acting formulation of Theralpha’s THA-902. THA902 is a natural peptide that is a potent and highly specific Acid Sensing Ion Channel 3 (ASIC 3) inhibitor. It is effective in inflammatory pain animal models following subcutaneous injection and has a number of possible indications, including post-operative pain, osteoarthritis pain and fibromyalgia. The development agreement has been structured to leverage Theralpha’s pioneering intellectual property regarding Acid Sensing Ion Channels (ASICs) and Flamel’s expertise in creating fully bioactive long-acting formulations of peptides, proteins, and other biologics. Pursuant to the joint development agreement, we enjoy proprietary rights with respect to the formulation. This agreement is part of the initiative that we are pursuing to create more favorable economics for our development programs.

Manufacturing

Our drug delivery technology manufacturing facilities are located in Pessac, France. These facilities provide us with two commercial scale production lines for the manufacture of Coreg CR microparticles, which commenced in the fourth quarter of 2006, for GSK and another production line used for other Micropump-enabled formulations. The facility is approved by U.S. and European drug agencies and competent national regulatory authorities for production of certain pharmaceutical products, including commercial quantities of our microencapsulated drugs.  Such approval qualifies us to manufacture certain approved pharmaceutical products for sale in most countries in Europe and the U.S.

In the past, in addition to production activities related to our core businesses, we were able to build on our capabilities and experience with GSK and other pharmaceutical customers to engage in toll manufacturing for pharmaceutical partners.

Our Pessac facility equally provides us with one cGMP pilot plant for our Medusa technology. We are able to manufacture qualification batches of our polymers and phase III clinical batches at 10% of the commercial batch size. This facility supports the production of polymer for the needs of our projects based on our Medusa technology

The facility also provides us with non-commercial capabilities for both our Micropump and Medusa technologies. With our experienced workforce and cGMP operations, we are able to perform scale-up activites and clinical batch manufacturing for our Micropump technology and synthesis of new polymers specific to our Medusa formulations.

During 2011, our commercial manufacturing capacity utilization ranged from 65% to 80% of total capacity.

The manufacture of Hycet®, marketed by Éclat Pharmaceuticals, is outsourced to a contract manufacturing organization in accordance with a supply agreement that expires in June 2016.

Patents and Proprietary Technology

Patents and other proprietary rights are essential to our business. Most of our contracts are dependent on our technology being patent protected. As a matter of policy we seek patent protection of our inventions and trademarks and also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position.

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

As of December 31, 2011, we owned approximately 19 U.S. and 308 foreign patents and 50 U.S. and 247 foreign patent applications. Our material patents include the following:

•	the coating formulation that is the basis for the Micropump I technology, has been issued a patent in the U.S. that expires in 2015 and patents in Argentina, Brazil, Canada, Japan, Israel, South Africa, Germany, Spain, France, United Kingdom, Italy and India that expire in 2015;

•	the coating formulation efficacious to provide a delayed and sustained release of an active ingredient with absorption limited to the upper part of intestinal tract, which is the basis of the Micropump II technology, has been issued a US patent that expires in 2025. Equivalent patents are granted in China, Hong Kong, Israel, India, Singapore, Japan, Korea, Canada, South Africa (expiry in 2022) and in France (expiry in 2021). Foreign patent applications are pending in Brazil, Europe, Mexico and would expire in 2022.

•	patents that relate to microencapsulated aspirin (Asacard), which have been issued in the U.S.in Austria, Belgium, Switzerland, Liechtenstein, Denmark, Spain, France, United Kingdom, Italy, Greece, Ireland, Netherlands, Portugal, Sweden and in Japan and expire in 2014;

•	a stable controlled release ready-to-use suspension applicable to a large range of active principles which has been issued a patent in the U.S. (expires in 2025) and patents in Korea, Canada, Israel, Japan, Australia, China, Austria, Belgium, Switzerland, Liechtenstein, Germany, Spain, France, United Kingdom, Italy, Ireland, Luxembourg, Netherlands, Portugal, Sweden, Turkey, India, Mexico, South Africa that expire in 2023. A patent application is pending in Brazil;

•	a series of 7 patent application families that cover our abuse deterrent technology Trigger Lock™. These patents are pending in the US, Europe, Japan and other countries and expire between 2025 and 2030;

•	various polyamino acids for use in delivering proteins and peptides, which have been issued patents in the U.S. and Europe that expire between 2016 and 2025;

•	Medusa® nanoparticles of polyamino acids for delivering proteins and peptides such as insulin, interferon and interleukins which have been issued patents in US and Europe that expire in 2024. Corresponding patent applications are pending in Japan, India, China and other countries; and

•	Medusa® microparticles of polyamino acids for the extended delivery of proteins and peptides whose patent applications are pending in Europe, Japan, US and other countries. They expire in 2027 and 2028.

During 2011, we were granted fifty-five (55) new patents and filed for four new patent applications with the French Patent Office and for corresponding U.S. provisional patent applications.

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

Government Regulation

The design, testing, manufacturing and marketing of certain new or substantially modified drugs, biological products or medical devices must be approved, cleared or certified by regulatory agencies, regulatory authorities and Notified Bodies under applicable laws and regulations, the requirements of which may vary from country to country. This regulatory process is lengthy, expensive and uncertain. In the United States, the FDA regulates such products under various federal statutes, including the Federal Food, Drug, and Cosmetic Act (FDCA) and the Public Health Service Act. Similar requirements exist in the Member States of the European Union and are imposed by the European Commission and the competent authorities of EU Member States. There can be no assurance that we or our collaborative partners will be able to obtain such regulatory approvals or clearances or certification of conformity on a timely basis, if at all, for any products under development. Delays in receipt or failure to receive such approvals, clearances, , or certifications of conformity, the revocation of previously received approvals or clearances, or certifications of conformity, or failure to comply with existing or future regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

We believe our delivery systems, when used in conjunction with therapeutic pharmaceuticals, and development products acquired from Éclat, are subject to drug and biological product approval or marketing authorization requirements. In the United States and the European Union, biological products, such as therapeutic proteins and peptides, generally are subject to the same FDA of EU regulatory requirements as other drugs, although some differences exist. For example, for some biological products a biologic license application (BLA) is submitted for approval for commercialization instead of the new drug application (NDA) or abbreviated new drug application (ANDA) used for other drugs. Also, unlike drug products, some biological products are subject to FDA lot-by-lot release requirements and those approved under a BLA currently cannot be the subject of ANDAs. Insulin, which is regulated as a drug product, typically has not been the subject of ANDAs. However, the FDA is working on a variety of issues pertaining to the possible development of generic versions of insulin and there can be no assurance that this type of submission will continue to be unavailable for insulin. Additionally, our delivery systems likely will be regulated by the FDA as ‘combination products’ if they are used together with a biologic or medical device. In order to facilitate pre-market review of combination products, the FDA designates one of its centers to have primary jurisdiction for the pre-market review and regulation of both components. In the European Union, applications for marketing authorization of innovative drugs, which are essentially products that are neither generics nor biosimilars, are addressed on a case by case basis by the EMA, followed by a decision of the European Commission, or by the competent authorities of the EU Member States.

Photochromic eyeglass lenses are regulated by the FDA as medical devices and classified in the EU as Class I medical devices.

New Drug and Biological Product Development and Approval Process

United States and European Union

Regulation by governmental authorities in the United States and other countries is a significant factor in the development, manufacture, and marketing of biological and drug products and in ongoing research and product development activities.  The products of all of our pharmaceutical and biotechnology partners will require regulatory approval by governmental agencies and regulatory authorities prior to commercialization.  In particular, these products are subject to manufacturing according to stringent cGMP quality principles, and rigorous, pre-clinical and clinical testing and other pre-market approval requirements by the FDA, the European Commission and regulatory authorities in other countries.  In the United States and the European Union,, various statutes and regulations also govern, or influence the manufacturing, safety, labeling, storage, record keeping and marketing of pharmaceutical and biological products.  The lengthy process of seeking these approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources.

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

Pre-Clinical Testing

Once a biological or drug candidate is identified for development, the candidate enters the pre-clinical testing stage. This includes laboratory evaluation of product chemistry and formulation, as well as animal studies of pharmacology (mechanism of action, pharmacokinetics) and toxicology which may have to be conducted over lengthy periods of time, to assess the potential safety and efficacy of the product as formulated.  Pre-clinical tests must be conducted in compliance with good laboratory practice regulations, the Animal Welfare Act and its regulations in the US and the Clinical Trials Directive and related national laws and guidelines in the EU Member States.  Violations of these laws and regulations can, in some cases, lead to invalidation of the studies, requiring such studies to be replicated.  In some cases, long-term pre-clinical studies are conducted while clinical studies are ongoing.

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

Clinical Trials

Typically, clinical testing involves the administration of the drug or biological product first to healthy human volunteers and then to patients with conditions needing treatment under the supervision of a qualified principal investigator, usually a physician, pursuant to a ‘protocol’ or clinical plan reviewed by the FDA~~-~~ and the competent authorities of the EU Member States along with the IRB or Ethics Committee (via the IND or IMPD submission). The protocol details matters such as a description of the condition to be treated, the objectives of the study, a description of the patient population eligible for the study and the parameters to be used to monitor safety and efficacy.

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

The FDA and the competent authorities of EU Member States monitor the progress of each clinical trial phase conducted under an IND or IMPD and may, at their discretion, reevaluate, alter, suspend or terminate clinical trials at any point in this process for various reasons, including a finding that patients are being exposed to an unacceptable health risk or a determination that it is unethical to continue the study. The FDA, the European Commission and the competent authorities of EU Member States can also request additional clinical trials be conducted as a condition to product approval. The IRB, the Ethics Committee , and sponsor also may order the temporary or permanent discontinuance of a clinical trial at any time for a variety of reasons, particularly if safety concerns arise.  Such holds can cause substantial delay and in some cases may require abandonment of product development.  These clinical studies must be conducted in conformance with the FDA’s bioresearch monitoring regulations, the Clinical Trials Directive and/or internationally recognized guidance (such as ICH, or International Conference on Harmonization).

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

The FDA reviews all submitted NDAs and BLAs before it accepts them for filing (the U.S. prerequisite for dossier review).  It may refuse to file the application and request additional information rather than accepting an application for filing.  In this event, the application must be resubmitted with the additional information.  The resubmitted application is also subject to review before the FDA accepts it for filing.  Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA or BLA to determine, among other things, whether a product is safe and effective for its intended use.  As part of this review, the FDA may refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation.  There is a strong presumption for advisory committee review for any drug containing an active ingredient not previously approved. The FDA is not bound by the recommendation of an advisory committee.  Under the Prescription Drug User Fee Act (PDUFA), submission of an NDA or BLA with clinical data requires payment of a fee.  In return, the FDA assigns a goal of 10 months from acceptance of the application to return of a first ‘complete response,’ in which the FDA may approve the product or request additional information. (Although PDUFA also provides for a six-month “priority review” process, we do not anticipate it applying to any of our products or our partners’ products.) There can be no assurance that an application will be approved within the performance goal timeframe established under PDUFA, if at all. If the FDA’s evaluation of the NDA or BLA is not favorable, the FDA usually will outline the deficiencies in the submission and request additional testing or information. Notwithstanding the submission of any requested additional information, or even in lieu of asking for additional information, the FDA may decide that the marketing application does not satisfy the regulatory criteria for approval and issue a complete response letter, communicating the agency’s decision not to approve the application.

FDA approval of an NDA or BLA will be based, among other factors, on the agency’s review of the pre-clinical and clinical data submitted, a risk/benefit analysis of the product, and an evaluation of the manufacturing processes and facilities. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA has substantial discretion in the approval process and may disagree with an applicant’s interpretation of the data submitted in its NDA or BLA. For instance, FDA may require us to provide data from additional preclinical studies or clinical trials to support approval of certain development products acquired from Éclat. Among the conditions for NDA or BLA approval is the requirement that each prospective manufacturer’s quality control and manufacturing procedures conform to cGMP standards and requirements.  Manufacturing establishments often are subject to inspections prior to NDA or BLA approval to assure compliance with cGMPs and with manufacturing commitments made in the relevant marketing application.

Patent Restoration and Exclusivity

The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, establishes two abbreviated approval pathways for drug products that are in some way follow-on versions of already approved products.

Generic Drugs. A generic version of an approved drug is approved by means of an Abbreviated New Drug Application, or ANDA, by which the sponsor demonstrates that the proposed product is the same as the approved, brand-name drug, which is referred to as the “reference listed drug,” or RLD. Generally, an ANDA must contain data and information showing that the proposed generic product and RLD (1) have the same active ingredient, in the same strength and dosage form, to be delivered via the same route of administration, (2) are intended for the same uses, and (3) are bioequivalent. This is instead of independently demonstrating the proposed product’s safety and effectiveness, which are inferred from the fact that the product is the same as the RLD, which the FDA previously found to be safe and effective. We market Hycet, which is approved under an ANDA held by Mikart, Inc.

505(b)(2) NDAs. If a product is similar, but not identical, to an already approved product, it may be submitted for approval via an NDA under FDC Act section 505(b)(2). Unlike an ANDA, this does not excuse the sponsor from demonstrating the proposed product’s safety and effectiveness. Rather, the sponsor is permitted to rely to some degree on published scientific literature and the FDA’s finding that the RLD is safe and effective, and must submit its own data of safety and effectiveness to an extent necessary because of the differences between the products. With regard to certain development products acquired from Éclat, we intend to submit 505(b)(2) NDAs, relying solely on published scientific literature and FDA’s finding that the RLD is safe and effective. We do not intend to conduct additional preclinical studies or clinical trials for these 505(b)(2) NDAs.

RLD Patents. An NDA sponsor must identify to the FDA patents that claim the drug substance or drug product or a method of using the drug. When the drug is approved, those patents are among the information about the product that is listed in the FDA publication, Approved Drug Products with Therapeutic Equivalence Evaluations, which is referred to as the Orange Book. The sponsor of an ANDA or 505(b)(2) application seeking to rely on an approved product as the RLD must make one of several certifications regarding each listed patent. A “Paragraph III” certification is the sponsor’s statement that it will wait for the patent to expire before obtaining approval for its product. A “Paragraph IV” certification is a challenge to the patent; it is an assertion that the patent does not block approval of the later product, either because the patent is invalid or unenforceable or because the patent, even if valid, is not infringed by the new product.

Regulatory Exclusivities. The Hatch-Waxman Act provides periods of regulatory exclusivity for products that would serve as RLDs for an ANDA or 505(b)(2) application. If a product is a “new chemical entity,” or NCE, – generally meaning that the active moiety has never before been approved in any drug – there is a period of five years from the product’s approval during which the FDA may not accept for filing any ANDA or 505(b)(2) application for a drug with the same active moiety. An ANDA or 505(b)(2) application may be submitted after four years, however, if the sponsor makes a Paragraph IV certification challenging a listed patent. Because it takes time for the FDA to review and approve an application once it has been accepted for filing, five-year NCE exclusivity usually effectively means the ANDA or 505(b)(2) application is not approved for a period well beyond five years from approval of the RLD.

A product that is not an NCE may qualify for a three-year period of exclusivity, if the NDA contains clinical data that were necessary for approval. In that instance, the exclusivity period does not preclude filing or review of the ANDA or 505(b)(2) application; rather, the FDA is precluded from granting final approval to the ANDA or 505(b)(2) application until three years after approval of the RLD. Additionally, the exclusivity applies only to the conditions of approval that required submission of the clinical data. For example, if an NDA is submitted for a product that is not an NCE, but that seeks approval for a new indication, and clinical data were required to demonstrate the safety or effectiveness of the product for that use, the FDA could not approve an ANDA or 505(b)(2) application for another product with that active moiety for that use. For example, Coreg CR received three-year exclusivity for the clinical trials that demonstrated the safety and efficacy of the new, controlled-release dosage form; that exclusivity, which has expired, blocked other controlled-release products.

Once the FDA accepts for filing an ANDA or 505(b)(2) application containing a Paragraph IV certification, the applicant must within 20 days provide notice to the RLD NDA holder and patent owner that the application with patent challenge has been submitted, and provide the factual and legal basis for the applicant’s assertion that the patent is invalid or not infringed. If the NDA holder or patent owner file suit against the ANDA or 505(b)(2) applicant for patent infringement within 45 days of receiving the Paragraph IV notice, FDA is prohibited from approving the ANDA or 505(b)(2) application for a period of 30 months from the date of receipt of the notice. If the RLD has NCE exclusivity and the notice is given and suit filed during the fifth year of exclusivity, the 30-month stay does not begin until five years after the RLD approval. The FDA may approve the proposed product before the expiration of the 30-month stay if a court finds the patent invalid or not infringed or if the court shortens the period because the parties have failed to cooperate in expediting the litigation.

Patent Term Restoration. Under the Hatch-Waxman Act, a portion of the patent term lost during product development and FDA review of an NDA or 505(b)(2) application is restored if approval of the application is the first permitted commercial marketing of a drug containing the active ingredient. The patent term restoration period is generally one-half the time between the effective date of the IND and the date of submission of the NDA, plus the time between the date of submission of the NDA and the date of FDA approval of the product. The maximum period of restoration is five years, and the patent cannot be extended to more than 14 years from the date of FDA approval of the product. Only one patent claiming each approved product is eligible for restoration and the patent holder must apply for restoration within 60 days of approval. The United States Patent and Trademark Office, or PTO, in consultation with the FDA, reviews and approves the application for patent term restoration. When any of our products is approved, we intend to seek patent term restoration for an applicable patent when it is appropriate.

Other Marketing Exclusivity

Pediatric Exclusivity. Section 505A of the FDC Act provides for six months of additional exclusivity and patent protection if an NDA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data does not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or Orange Book listed patent protection cover the drug are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve an ANDA or 505(b)(2) application owing to regulatory exclusivity or listed patents. Coreg CR received such pediatric exclusivity, which extended the three-year new clinical trial exclusivity it previously obtained, as well as the protection of the listed patents.  The statutory provision permitting the award of pediatric exclusivity expires on October 1, 2012, and there can be no guarantee that Congress will reauthorize this provision, or do so without significant changes.

Other Countries

Whether or not FDA approval has been obtained, approval of a pharmaceutical product by regulatory authorities must be obtained in any other country prior to the commencement of marketing of the product in that country.  The approval procedure may vary from country to country, can involve additional testing, and the time required may differ from that required for FDA approval.  Under European Union legislation, product authorization is granted for an initial period of five years. The authorization may subsequently be renewed for an unlimited period on the basis of a re-evaluation of the risk-benefit balance by the competent authorizing authority. In the EU, marketing authorization of drugs is according to either a centralized, decentralized or mutual recognition procedure, generally depending on the nature and type of drug.  Certain designated drugs may be authorized only in accordance with the centralized procedure by the European Commission following an opinion by the European Medicines Agency (EMA). The centralized procedure is mandatory for pharmaceutical products developed by means of biotechnological processes (recombinant DNA, controlled expression of genes coding, hybridoma and monoclonal antibody methods), products containing new actives substances indicated for the treatment of AIDS, cancer, diabetes and neuro-degenerative diseases, orphan designated medicinal products and advanced therapy products.  Other pharmaceutical products may be authorized in accordance with the centralized procedure where it is demonstrated that they contain new active substances or are demonstrated to have a significant therapeutic benefit, or where they constitute a scientific or technical innovation, or are in the interest of patients at Community level. Where authorization is in accordance with the decentralized or mutual recognition procedures, approval is either by “mutual recognition,” whereby the authorization granted by the competent authorities of one EU Member States are recognized by the authorities of other EU Member States, or where the competent authorities of each EU Member State authorize a product on the basis of an identical dossier, with one national authority taking care of the dossier intensively and coordinating activities.  To the extent possible, clinical trials of our products are designed to develop a regulatory package sufficient for the grant of marketing authorization in the EU approval according to the Community Code on medicinal products.

Regulatory approval of prices for certain drugs is required in France and in many other countries outside the United States.  In particular, many EU Member States make the reimbursement of a product within the national social security system conditional on the agreement by the seller not to sell the product above a fixed price in that country. Also common is the unilateral establishment of a reimbursement price by the national authorities, often accompanied by the inclusion of the product on a list of reimbursable products.  Related pricing discussions and ultimate governmental approvals can take several months to years.  Some countries require periodic pricing updates and renewals at intervals ranging from two to five years.  Some countries also impose price freezes or obligatory price reductions. We cannot assure you that, if regulatory authorities establish lower prices for any product incorporating our technology in any one EU Member State, this will not have the practical effect of requiring our collaborative partner correspondingly to reduce its prices in other EU Member States.  We can offer no assurance that the resulting prices would be sufficient to generate an acceptable return on our investment in our products.

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

Biologics Price Competition and Innovation Act of 2009

The Hatch-Waxman construct applies only to conventional chemical drug compounds, sometimes referred to as small molecule compounds approved under an NDA. On March 23, 2010, however, the Biologics Price Competition and Innovation Act of 2009, or BPCIA, was signed into law. It creates an abbreviated approval pathway for biological products that are “biosimilar” to a previously approved biological product, which is called the “reference product.” This abbreviated approval pathway is intended to permit a biosimilar product to come to market more quickly and less expensively than if a “full” BLA were submitted, by relying to some extent on FDA’s previous review and approval of the reference product to which the proposed product is similar. If a proposed biosimilar product meets the statutory standards for approval (which include demonstrating that it is highly similar to the reference product and there are no clinically meaningful differences in safety, purity or potency between the products), the proposed biosimilar may be approved on the basis of an application that is different than the standard BLA. In addition, a biosimilar product may be approved as interchangeable with the reference product if the proposed product application meets standards intended to ensure that the biosimilar product can be expected to produce the same clinical result as the reference product.

The BPCIA provides exclusivity periods during which a product approved under a BLA cannot be relied on as a reference product. No biosimilar application may be submitted to FDA for a period of four years after the reference product was approved, and no biosimilar application may be approved until twelve years after the reference product’s approval. If pediatric studies are performed and accepted by the FDA, the twelve-year exclusivity period will be extended for an additional six months. Additionally, the first biosimilar product approved as interchangeable with a reference product will be granted an exclusivity period of varying length, depending on the factual circumstances. Because the BPCIA is a highly complicated statute that has only recently been enacted, there is uncertainty as to how many important components of the new law will be implemented. Some issues may be resolved by three draft guidances that FDA issued in February 2012 or by issuance of regulations or other guidances, but other positions may develop on an ad hoc basis as the FDA confronts them in the context of specific applications.

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

Other Countries

The marketing of medical devices in the EU is governed by a variety of EU legislative provisions and related guidance documents commonly referred to as MEDDEVs, the consequences of which depend on the intended use and the classification of the device. Although medical devices are not subject to authorization by the national authorities of EU Member States, manufacturers must ensure that the device complies with Essential Requirements established in applicable EU legislation with respect to design, safety, performance and manufacture. Medical Devices are, in addition, often subject to existing or future national regulation on pricing and reimbursement, which varies from country to country.

The manufacturer of a medical device cannot add a CE mark, which is a mandatory mark for medical devices sold in the EU, to the device unless the devices are demonstrated to comply with the obligations concerning safety and performance requirements of the EU medical device legislation. For devices other than those falling within Class I, the manufacturing facility and the medical device must undergo conformity assessment by a notified body in order to demonstrate compliance. The nature of this assessment will depend on the class of the product. Once all the necessary conformity assessment tasks have been completed, the notified body shall issue certificates of conformity, and the CE Mark may be affixed on the medical devices concerned by its manufacturer as that term is defined in applicable EU legislation. Although EU Member States must accept for marketing medical devices bearing a CE Marking without imposing further requirements related to product safety and performance, national regulatory authorities who are required to enforce compliance with requirements of the EU medical device legislation may restrict, prohibit and recall CE Marked medical devices if they consider, on the basis of available information that they are unsafe. EU Member States can impose additional requirements as long as they do not exceed the obligations provided for in EU medical device legislation or constitute technical barriers to trade. They can also dispute the classification of the device chosen by the device manufacturer. Within the EU, pre CE marking compliance for all medical devices must be supported by clinical data of a type and to the extent set out by the EU directives. When the CE mark has been placed on a medical device its manufacturer must comply with a strict vigilance system. This includes establishment of a vigilance reporting system in accordance with the MEDDEVs provided by the European Commission, which are intended to ensure that reportable adverse events are reported to the competent authority, that information is collected and maintained and that regular reporting obligations are fulfilled.

Other Regulation

Controlled Substances Act. Our Trigger Lock technology is designed to control the release of narcotics and other active ingredients subject to abuse. Narcotics are “controlled substances” under the Controlled Substances Act. The federal Controlled Substances Act (CSA), Title II of the Comprehensive Drug Abuse Prevention and Control Act of 1970, regulates the manufacture and distribution of narcotics and other controlled substances, including stimulants, depressants and hallucinogens. The CSA is administered by the Drug Enforcement Administration (DEA), a division of the U.S. Department of Justice, and is intended to prevent the abuse or diversion of controlled substances into illicit channels of commerce.

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

cGMP. Current Good Manufacturing Practices (cGMP) rules apply to the manufacturing of drugs and medical devices. Our manufacturing facilities and laboratories are subject to inspection and regulation by French regulatory authorities in accordance with applicable EU provisions governing cGMP and may also be subject to the United States’ and other countries’ regulatory agencies. Mutual recognition agreements for government inspections exist between the United States, the EU, Canada, Australia and New Zealand.

In addition to regulations enforced by the FDA, we are also subject to French, U.S. and other countries’ rules and regulations governing permissible laboratory activities, waste disposal, handling of toxic, dangerous or radioactive materials and other matters. Our research and development involves the controlled use of hazardous materials, chemicals, viruses and various radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by French, EU, U.S. and other foreign rules and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated.

Health Care Fraud and Abuse. We are subject to a number of federal and state laws pertaining to health care “fraud and abuse,” such as anti-kickback and false claims laws. Under anti-kickback laws, it is illegal for a prescription drug manufacturer to solicit, offer, receive, or pay any remuneration in exchange for, or to induce, the referral of business, including the purchase or prescription of a particular drug. Due to the breadth of the statutory provisions and the absence of guidance via regulations and that there are few court decisions addressing industry practices, it is possible that our practices might be challenged under anti-kickback or similar laws. False claims laws prohibit anyone from knowingly and willingly presenting, or causing to be presented for payment to third-party payors (such as the Medicare and Medicaid programs) claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. Our sales and marketing activities relating to our products could be subject to scrutiny under these laws. Violations of fraud and abuse laws may be punishable by criminal and/or civil sanctions, including fines and civil monetary penalties, the possibility of exclusion from federal health care programs (including Medicare and Medicaid) and corporate integrity agreements, which impose, among other things, rigorous operational and monitoring requirements on companies. In addition, similar sanctions and penalties can be imposed upon executive officers and employees, including criminal sanctions against executive officers. As a result of the potential penalties that can be imposed on companies and individuals if convicted, allegations of such violations often result in settlements even if the company or individual being investigated admits no wrongdoing. Settlements often include significant civil sanctions, including fines and civil monetary penalties, and corporate integrity agreements. If the government were to allege or convict us or our executive officers of violating these laws, our business could be harmed. In addition, private individuals have the ability to bring similar actions. In addition to the reasons noted above, our activities could be subject to challenge due to the broad scope of these laws and the increasing attention being given to them by law enforcement authorities. There also are an increasing number of federal and state laws that require manufacturers to make reports to states on pricing, marketing information, and payments and other transfers of value to healthcare providers. Many of these laws contain ambiguities as to what is required to comply with the laws. Given the lack of clarity in laws and their implementation, our reporting actions could be subject to the penalty provisions of the pertinent authorities.

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

Competition

We compete with academic laboratories, research institutions, universities, joint ventures, and other pharmaceutical and biotechnology companies, including other companies developing drug delivery systems or niche brand or generic specialty pharmaceutical products. Some of these competitors are also our business partners. Our Medusa technology competes with technologies from companies such as Alkermes, Inc., Enzon Pharmaceuticals, Human Genome Sciences, Nektar Therapeutics, Ambrx and SkyePharma, plc. Companies with oral drug delivery technology that can compete with our Micropump technology include Durect, Depomed and Tris Pharma. We also compete with companies seeking to develop controlled release formulations of scheduled drugs such as Pain Therapeutics as well as generally with other drug delivery, biotechnology and pharmaceutical and biotechnology companies that develop alternative drug delivery technologies or new drug research and testing. The Éclat business competes with companies such as Covidien, Hi-Tech, and others.

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

Description of Property

Our corporate headquarters and the research center are located in Venissieux, France (a suburb of Lyon) in six adjacent leased facilities totaling approximately 60,000 square feet.  One building of approximately 13,000 square feet houses research laboratories, including equipment dedicated to polymer characterization and analytical research.  The lease on this facility will expire in 2013.  A second facility comprising approximately 13,000 square feet houses equipment dedicated to our Micropump technology has a lease which expires in 2015. The third and fourth facilities of approximately 10,000 square feet combined house our administrative offices.  One of these leases for administrative activities expires in 2019 and the remaining leases expire in 2013. The fifth facility of approximately 6,800 square feet houses analytical laboratories and quality control, with a lease expiring at the end of 2013. The sixth facility of approximately 20,000 square feet houses a biological laboratory and research laboratories with equipment for organic synthesis and polymerization, polymer formulation and small scale processing.  The lease on this facility expires at the end of 2014.

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

In 2006, we completed the expansion of our facilities at our site in Pessac in preparation for the manufacture of Coreg CR microparticles for GSK as well as other Micropump enabled formulations. The new facility comprises 6,800 square feet and houses two suites of equipment, as well as a dedicated warehouse, analytical control laboratory and a technical area with air compressor units, refrigeration units for solvents, and heat boiler.  The buildings associated with the new Micropump facility, which we own directly, were constructed at a cost of $8.2 millions, see page F-12 of our consolidated financial statements.

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

In 2010 we consolidated our Medusa development and manufacturing facilities (pilot plant and cCMP plan) in one single unit enabling us to renovate the space made vacant for formulation development activities associated with our Medusa technology.

During 2011, we expended $1.9 million on property and equipment. In connection with the Éclat acquisition, we acquired the lease on the Éclat corporate headquarters in St. Louis, Missouri. The office space consists of 4,069 square feet, and the lease expires in 2013.

See “Item 5. Operations and Financial Review and Prospects” for more information regarding our investment activities and principal capital expenditures over the last three years.

ITEM 4A. Unresolved Staff Comments

Not applicable

ITEM 5. Operating and Financial Review and Prospects

The following should be read in conjunction with “Item 3. Key Information” and the Company’s Financial Statements and the Notes related thereto appearing elsewhere in this Annual Report. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Overview

We are a biopharmaceutical company engaged in the (1) development of two unique polymer based delivery technologies, and (2) the development, approval and commercialization of niche branded and generic pharmaceutical products in the U.S.. Our core technologies are focused on developing safer, more efficacious formulations of drugs that address unmet medical needs. We have established long-term development and commercialization partnerships with leading biopharmaceutical companies to maximize the breadth of our technology and leverage the capabilities of our partners

In March 2012, we acquired Éclat Pharmaceuticals, a specialty pharmaceuticals business focused on the development, approval and commercialization of niche branded and generic pharmaceutical products. Because the acquisition was completed after the conclusion of the financial year ended December 31, 2011, the following discussion does not include Éclat’s financial results for 2011.

Over the course of 2010 and 2011, we have attempted to maintain a diversified revenue stream, and have seventeen ongoing agreements with pharmaceutical companies across diverse therapeutic areas and for both new and marketed molecules. This diversification complements the activity and revenues generated by Coreg CR, which in 2011 contributed to 67% of our revenues. Maintaining a diversified product, project and customer portfolio is critical to our ongoing success and our goal is to retain a steady number of externally funded feasibility programs in our pipeline to replace the programs that may be licensed or which do not move forward into further development. In addition, as a result of the Éclat acquisition, we expect to further diversify our revenue stream through sales of Hycet® and other products if approved by the FDA.

As in previous years, in 2011 our scientists have been dedicated to executing the research programs signed with our partners and fundamental internal research programs, including those for which we have obtained government funding. The majority of these programs are early stage and pre-clinical programs. We are currently working with six of the top twenty five pharmaceutical companies in the world, based on annual healthcare revenue, and on seventeen feasibility and license and development projects across both our Medusa and Micropump technology platforms. During 2011, we concluded three new license agreements, one with Eagle Pharmaceuticals and two further agreements with undisclosed partners based on our Micropump technology. Over 2011, our project portfolio has reduced resulting in the decrease in research and development revenues. Discussions on potential license and development agreements have proven to be slower than expected, and we have entered into a joint development agreement for the pre-clinical and clinical development of multiple products with Digna Biotech SL and similarly with Theralpha SAS. We will continue to pursue our existing strategy in the future and will support programs that partners decide to pursue for development, while continuing to invest in internal research programs to develop our existing technology platforms.

Operating expenses decreased in 2011 across each cost category. Our investment in research and development, or R&D, has reduced in line with our project and partner portfolio and status of our pre-clinical and clinical development programs. We continue to maintain an aggressive approach to cost controls and are committed to challenging our costs on non-core activities. As projects advance to later stage development we would expect to see an ongoing increase in R&D expenditure, in line with a corresponding increase in associated revenues. Non-cash expenses relative to stock based compensation, amounted to $2.8 million in 2011 compared with $3.2 million in 2010.

In 2011, we decreased our investment in property and equipment since investments were limited to our day to day needs whereas in 2010 investments were made to consolidate our development facilities at Pessac.

As in previous years, the majority of the Company’s expenses were incurred in Euros, since the Company’s base of operations is in France. However, a portion of revenues were, and will continue to be, denominated in U.S. dollars, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”. Although our reporting currency is the U.S. dollar, the Company’s functional currency is the Euro. Conversion of the Company’s financial accounts to U.S. dollars for reporting purposes is calculated in accordance with the value of the Euro to the U.S. dollar. See “Item 3. Key Information – Exchange Rates”. As such, the Financial Statements are translated as follows: (1) asset and liability accounts at year-end rates, (2) income statement accounts at quarterly weighted average exchange rates for the year (3) cash flow statement quarterly weighted average exchange rates for the year, and (4) shareholders' equity accounts at historical rates. Consequently, the variation in the Euro relative to the U.S. dollar has an impact on the interpretation of the financial statements, which may differ from the underlying variations in the functional currency. For example, the strengthening of the Euro relative to the U.S. dollar has resulted in a 4.9% increase in the average value of the Euro relative to the US dollar between 2010 and 2011. Consequently, Euro denominated expenses will appear to have increased by an equivalent amount year on year simply as a result of the translation from Euro to U.S. dollars for reporting purposes. The closing value of the Euro relative to the U.S. dollar has decreased by 3.2% resulting in a corresponding decrease in amounts represented in the balance sheet as of December 31, 2011, compared with December 31, 2010. The Company does not engage in substantial hedging activities with respect to the risk of exchange rate fluctuations, although it does, from time to time, purchase Euros against invoiced dollar receivables. There is no outstanding hedging agreement as of December 31, 2011.

In certain instances we may compare expenses from one period to another in this Annual Report on Form 20-F using comparable currency exchange rates in order to assess our underlying performance before taking into account exchange fluctuations. To present this information, prior period expenses are converted into U.S. dollars at current year average exchange rates rather than exchange rates for the prior fiscal year. For example, if SG&A expenses were €7.8 million in each of fiscal year 2011 and fiscal year 2010, we would report $10.8 million of SG&A expenses in fiscal year 2011 (based on the quarterly weighted average exchange rates during 2011) and $10.5 million in fiscal year 2010 (based on the quarterly weighted average exchange rates during 2010). The presentation using comparable currency exchange rates would translate the fiscal 2010 expenses using the fiscal 2011 exchange rates and indicate that underlying expenses were flat rather than increasing by $0.3 million, as would be reported in the financial statements under U.S. GAAP. We use figures prepared on a comparable currency basis for internal analysis and communicate similarly externally from time to time, since we believe this appropriate in order to analyze variations in expenditure from one period to another. However, figures provided on a comparable currency basis are unaudited and are not measurements under U.S. GAAP.

Flamel’s business is subject to substantial risks, including the uncertainties associated with the research and development of new products or technologies, the length and uncertainty linked to the results of clinical trials and regulatory procedures, uncertainties relating to collaborative arrangements with large companies, difficulties in the scale-up and manufacturing of its products, the uncertainty relating to the market acceptance of new products based on its technologies and uncertainties arising from the Éclat acquisition, the development and commercialization of its portfolio of products, and the change in management to a new Chief Executive Officer. The time required for the Company to achieve sustained profitability, and consequently, the amount of future losses, is highly uncertain. Operating losses may also fluctuate from quarter to quarter as a result of differences in timing of revenues recognized or expenses incurred. See “Item 3. Key Information - Risk Factors”.

The Company has incurred substantial losses since its inception, and through December 31, 2011, had an accumulated deficit of approximately $189.4 million. Flamel expects to maintain its investment in its research and development activities in line with the external project portfolio, while being vigilant to ensurethat investments in non-core activities are limited. Thus, there can be no assurance that the Company will not continue to incur losses. The Company intends to pursue the strategy adopted over the last few years to maintain the pipeline of feasibility agreements and is committed to converting successful feasibility projects in to larger scale license and development agreements. The Company is keen to drive opportunities both in traditional markets and in emerging countries where there are clear competitive price advantages. The pursuit of agreements into full license and development agreements is dependent on decisions of our partners, which is subject to much uncertainty. We expect to focus on continuing to tightly control expenses and investments in non-critical areas. However, as projects advance beyond the feasibility stage our research and development costs are expected to increase. We intend to finance such increases through our partners or government grants that may be available to us to fund our own internal research. We expect to use internal funds to support the development, regulatory approval and, if approved, commercial launch, of products currently under development by Éclat. While this approach may increase our cash utilization in 2012, we expect to submit our first product approval request to the FDA in 2012, and if approved we anticipate generating a revenue stream on this product in 2013.

Critical Accounting Policies

Revenue Recognition

Revenue includes upfront licensing fees, milestone payments for R&D achievements, compensation for the execution of research and development activities.

Before January 1, 2011, we evaluated arrangements with multiple elements in accordance with Accounting Standards Codification, or ASC, 605-25 Revenue Recognition – Multiple-Element Arrangements. In October 2009, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2009-13 Revenue Arrangements with Multiple Deliverables, or ASU 2009-13, which amended the accounting standards for certain multiple element revenue arrangements to:

-	provide updated guidance on whether multiple elements exist, how the elements in an arrangement should be separated, and how the arrangement consideration should be allocated to the separate elements;
-	require an entity to allocate arrangement consideration to each element based on a selling price hierarchy, also called the relative selling price method, where the selling price for an element is based on vendor-specific objective evidence (“VSOE”), if available; third-party evidence (“TPE”), if available and VSOE is not available; or the best estimate of selling price (“BESP”), if neither VSOE nor TPE is available; and
-	eliminate the use of the residual method and require an entity to allocate arrangement consideration using the selling price hierarchy.

The revenue allocated to each element is then recognized when the basic revenue recognition criteria are met for that element. On January 1, 2011, we adopted ASU 2009-13 on a prospective basis. The adoption of this new guidance did not have any material impact on our consolidated financial statements.

Where agreements have more than one deliverable, a determination is made as to whether the license and R&D elements should be recognized separately or combined into a single unit of account in accordance with ASU 2009-13, Revenue with Multiple Deliverables.

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

The Company recognizes revenue from product sales when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable, and collectability is reasonably assured.

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

The Company receives revenue under signed feasibility study agreements. Revenue is recognized over the term of the agreement as services are performed.

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

Research and Development Costs

R&D expenses are comprised of the following types of costs incurred in performing R&D activities: salaries, allocated overhead and occupancy costs, clinical trial and related clinical manufacturing costs, and contract and other outside service fees. Research and development expenditures are charged to operations as incurred.

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

Other income in 2011 amounted to $0.1 million and consisted of miscellaneous items, compared with $0.5 million in 2010, which included the write off of a dual customer payment received in 2000 and reimbursement of overpaid taxes from prior years.

In 2010, the French government modified the tax legislation with respect to the calculation of business tax. In the past, business tax was calculated based on the rental value of property and equipment with a maximum liability based on 3.5% of gross profits. As of 2010, part of the business tax is based on the rental value of property and a part on gross profits. This change in tax legislation has generated tax expense of $0.2 million in 2011 and $0.2 million in 2010 relative to the portion of business tax based on gross profit, Prior to the modification of the tax legislation business tax was classified in operating expenses. Given the generation of tax losses in 2009 no income tax expense was incurred.

As of December 31, 2011, the Company had $159.7 million in French net operating loss carry-forwards. The above carry-forwards can be utilized against future operating income indefinitely.

Net Income/Loss

For the year ended December 31, 2011, Company reported a net loss of $8.8 million or $0.36 per share. For the year ended December 31, 2010, the Company reported a net loss of $9.0 million or $0.37 per share. For the year ended December 31, 2009, the Company reported a net loss of $11.4 million or $0.47 per share.

Liquidity and Capital Resources

On December 31, 2011, the Company had $3.5 million in cash and cash equivalents and $21.0 million in marketable securities compared with $8.2 million in cash and cash equivalents and $23.2 million in marketable securities on December 31, 2010 and $8.7 million in cash and cash equivalents and $35.4 million in marketable securities on December 31, 2009. The decrease in the level of cash and cash equivalents and marketable securities results from the funding of ongoing operations.

Net cash used in operating activities was $10.3 million as of December 31, 2011, compared with net cash used from operating activities of $5.5 million as of December 31, 2010 and net cash provided from operating activities of $8.2 million as of December 31, 2009. As of December 31, 2011 net cash used in operating activities reflected a net loss of $8.8 million, offset by non-cash movements of $2.8 million, including $3.3 million of depreciation on property and equipment, $2.8 million relative to stock compensation expense and $3.2 million of grants recognized to the income statement. The decrease in cash generated from operating activities is driven by the reduction in non cash movements and an increase in working capital requirements. The latter results from an increase in inventory related to the supply of Coreg CR microparticles to GSK and a decrease in accounts receivable year on year due to a reduction in revenues. In addition, the R&D tax credit has increased year on year due to legislative change in early 2011 such that the credit is reimbursed three years later as opposed to immediately in 2009 and 2010. The decrease in cash provided from operating activities as of December 31, 2010 compared with the period ended December 31, 2009 is driven by the reduction in deferred revenue reflecting the absence of new agreements in 2010 generating significant upfront payments.

Net cash used by investing activities was $0.4 million in 2011 compared with net cash provided by investing activities of $6.0 million in 2010. Investing activities included proceeds from the sale of marketable securities for $26.4 million and purchase of marketable securities for $25.0 million. In 2009, the higher level of purchase of marketable securities resulted from the Company’s efforts to maximize returns on available funds. Consequently, a larger proportion of investments were made in marketable securities rather than short term fixed deposits. In 2010 and 2011, the Company has maintained the same investment policy and the sale and purchase of marketable securities are limited to the financing of ongoing operations. Net cash provided by investing activities amounted to $6.0 million in 2010 and included $3.6 million in the purchase of property and equipment, including funding of investments to consolidate our chemistry laboratory at Pessac and create a development laboratory for formulation activities at Pessac as our projects progress into clinical development. Net cash used in investing activities amounted to $24.3 million in 2009 and the Company invested $1.8 million in the purchase of property and equipment.

Net cash provided by financing activities was $6.1 million in 2011 and included an advance of $7.4 million received in the second quarter of 2011 from Oseo, secured against the research and development tax credit of $7.7 million earned in 2010, funding in the form of grants received from various government agencies, for a total of $0.4 million and reimbursement of an advance from Oseo of ($1.9) million, secured against the 2007 research tax credit. Net cash used by financing activities was ($0.8) million in 2010 and included reimbursement of an advance from Oseo, of ($1.9) million, secured against the 2006 research tax credit and grants received from various government agencies, for a total of $0.4 million. Net cash used by financing activities was $1.6 million in 2009 and included reimbursement of the advance from Oseo of ($4.0) million, secured against the 2005 research tax credit, and funds received from different government agencies for a total of $2.2 million

Since its inception, the Company’s operations have consumed substantial amounts of cash and may continue to do so. The Company believes that ongoing research and product development programs are adequately funded for the next year and believe current working capital to be sufficient for the Company’s present requirements. The Company also believes current financial resources and cash from various grants, royalty payments and licenses will be sufficient to meet the Company’s cash requirements in the near future. We believe we have sufficient funds to finance operations and cash requirements for at least the next twelve months.

As of December 31, 2011, the Company held marketable securities classified as available-for-sale and recorded at fair value. Total marketable securities totaled $21.0 million at December 31, 2011 and $23.2 million at December 31, 2010.

As of December 31, 2011, the Company had loans of $1.8 million from Oseo, and $1.9 million advance from the French Ministry of Industry for a ‘Proteozome’ research project. These loans do not bear interest and are repayable only in the event that the research is successful technically or commercially. In 2011, the Company reached an agreement with Oseo in relation to funds received in the 1990’s for the development of Asacard, for a debt waiver of $0.4 million and reimbursement of $0.5 million over four years, of which $0.1 million was reimbursed in 2011. (See Note 14 to the Consolidated Financial Statements).

In 2004, Flamel and GSK entered into a four year supply agreement whereby Flamel agreed to supply GSK with commercial supplies of product. The provisions of the agreement include payments to Flamel of $20.7 million to support the costs and capital expenditure relative to the creation of a manufacturing area for the production of commercial supply of the product. The capital expenditure consists of both buildings and fixtures, and production equipment. Flamel has immediate title to the building and fixtures and title to production equipment vests with GSK for the duration of the supply agreement.

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

A total of $8.2 million has been spent on the acquisition of buildings and fixtures and a total of $11.1 million has been spent on behalf of GSK for the purchase of production equipment. All funds initially received for completion of the manufacturing area were used to purchase both equipment and facilities prior to December 31, 2006. The funds received from GSK to finance the acquisition of assets owned by Flamel are classified as a current liability for $0.3 million and as a long term liability for $4.1 million. The total liability is being amortized on a pro-rata basis over the expected life of the related assets and reflected as an offset of the depreciation of the related assets.

In July 2006, the supply agreement was supplemented by an agreement with GSK to partly sponsor the expansion of facilities at Pessac from two lines to three in anticipation of an expected increase in demand for the product. The provisions of the agreement include payments to Flamel of $8.1 million to partially support the acquisition of equipment, building and fixtures towhich Flamel has immediate title. GSK has exclusive use of part of the facilities in order to meet demand requirements for a period of time. As of December 31, 2007, all installments due under the agreement were received. As of December 31, 2011 these funds are classified as a current liability for $0.4 million and as a long term liability for $2.8 million. The liability is being amortized on a pro-rata basis over the expected life of the assets and proportionally based on funding received compared with the total value of the related assets. The amortization of the liability is reflected as an offset of the depreciation of the related assets.

In December 2008, the Company obtained an advance from OSEO for $8.0 million secured against research tax credits due to the Company by the tax authorities for expenditures incurred in 2005, 2006 and 2007. Two advances were obtained. The first advance of $4.3 million was secured by the 2005 research tax credit of $5.1 million and was repaid in 2009. The second advance of $3.7 million was secured by the research credit taxes from 2006 and 2007 totaling $4.9 million. The advance relative to the 2006 research tax credit was reimbursed in 2010 for a total of $1.9 million. This advance was renewed until April 30, 2011 with respect to the advance secured against the 2007 research tax credit. The interest rate applied is the monthly average of the Euro Interbank Offered Rate (EURIBOR) plus 0.8%. In 2011, the advance relative to the 2007 research tax credit was reimbursed for $1.9 million and as of December 31, 2011 no liability remains with respect to this advance.

In June 2011, the Company obtained an advance from OSEO for $7.4 million secured against the research tax credit due to the Company by the tax authorities for expenditures incurred in 2010, totaling $7.7 million. The interest rate applied is the monthly average of the Euro Interbank Offered Rate (EURIBOR) plus 0.9%. As of December 31, 2011 the total liability amounted to $6.7 million and is classified as long term.

The contractual cash obligations of the Company as of December 31, 2011, are as follows:

	Payments Due by Period
(in thousands of U.S. dollars)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-Term Debt Obligations (see Note 14)	$3,714	$2,026	$748	$805	$135
Capital Lease Obligations (see Note 15)	$380	$111	$172	$97	-
Operating Leases Obligations (see Note 21.2)	$2,378	$1,142	$1,008	$228	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities reflected on the Registrant’s Balance Sheet under GAAP (see Note 19)	$1,193	$129	$212	$435	$417
Total Contractual Cash Obligations	$7,665	$3,408	$2,140	$1,565	$552

Future interest payments included in capital lease obligations amount to a total of $31,000.

Subsequent to December 31, 2011, we have incurred certain additional obligations in connection with the Éclat acquisition. These obligations arise from the $12 million senior note issued by our U.S. subsidiary, Flamel US Holdings, Inc., that is guaranteed by us and our subsidiaries and secured by the membership interests and assets of Éclat and the commitment by Flamel US Holdings, to pay to all gross profit generated by Hycet® up to a maximum of $1 million and 20% of any gross profit generated by certain Éclat launch products. See Item 10. Additional Information – Material Contracts and Note 23 – Post Balance Sheet Events for more information regarding these obligations.

Off-Balance Sheet Arrangements

As of December 31, 2011, the Company has no off-balance sheet arrangements.

ITEM 6. Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth the name and position of the directors of the Company as of December 31, 2011. Michael S. Anderson, former Chief Executive Officer of Éclat, was appointed Chief Executive Officer of the Company, effective March 13, 2012.

Name	Position	Year of Initial Appointment

Elie Vannier (2)	Non-Executive Chairman of the Board of Directors	2005
Catherine Bréchignac (3)	Director	2011
Guillaume Cerutti (2)	Director	2011
Dr. Francis J.T Fildes (2)	Director	2011
Craig Stapleton (1)	Director	2011
Lodewijk J.R. de Vink (1) (3)	Director	2006
John L. Vogelstein(1) (3)	Director	2005
Stephen H. Willard (4) (5)	Chief Executive Officer and Director	2000

(1) Member of the Compensation Committee

(2) Member of the Audit Committee

(3) Member of the Nominating and Corporate Governance Committee

(4) Appointed as a Director in 2001

(5) Chief Executive Officer up to March 12, 2012

The following table sets forth the name and position of the executive officers and senior managers of the Registrant.

Name	Position	Year of Initial Appointment
Michael S. Anderson	Chief Executive Officer	2012
Rafael Jorda	Executive Vice President and Chief Operating Officer	1991

Christian Kalita	Directeur Général Délégué Pharmacien Responsable (Chief Pharmacist)	2005
Siân Crouzet	Principal Financial Officer	2005

Yves Bourboulou	Industrial Director	2005
Martine Capelle	Human Resources Director	2006
Catherine Castan	Director of R&D Micropump	1992
You Ping Chan	Director of Chemistry Department	1992
Jean Chatellier	Vice President Alliance Management	2010
Roger Kravtzoff	Preclinical and Early Clinical Development Director	2002
Nigel McWilliam	Director of Business Development	2005
Rémi Meyrueix	Director of Physico-Chemistry	1990
Charles Mosseri-Marlio	Director of Strategic Planning and Investor Relations	2004
Raphaëlle Portella	Legal Counsel, France	2006
David Weber	Supply Chain Director	2004

The term of office of each of the directors expires at the year 2012 ordinary shareholders meeting. With the exception of Mr. Willard, all of the directors are independent as defined in NASDAQ Marketplace Rule 5605 (a)(2).

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

The Company’s Board of Directors currently consists of eight members, seven of whom are outside directors and whom we believe bring broad experience to Flamel:

•	Elie Vannier, Chairman of the Board of Directors of the Company, is the former Group Managing Director of WALLY, former Chief Operating Officer of GrandVision SA, and a current Director of Ingénico, Famar, Conbipel and Pharmacie Principale;

•	Catherine Bréchignac is the Permanent Secretary for the French National Academy of Sciences, former Chairperson of the French National Centre for Scientific Research (CNRS), a member of the American Academy of Arts and Sciences and French Ambassador for Sciences and Technology;

•	Guillaume Cerutti is the Chairman and Chief Executive Officer of Sotheby’s France, former CEO of the French Directorate General for Competition, Consumer Affairs and Repression of Fraud, (Ministry of Finance and Economy) and currently serves as Chairman of the Board of the ‘Institut de Financement du Cinéma et des Industries Culturelles’ and Director of Ingénico

•	Francis JT Fildes is the former Senior Vice President: Head of Global Development for AstraZeneca, PLC, former Director of ProStrakan Pharmaceuticals PLC and a current Director of Fildes Partners Ltd and a Fellow of the Royal Society of Medicine and the Royal Society of Chemistry;

•	The Honorable Craig Stapleton is the former United States Ambassador to France and Lead Director of Abercrombie and Fitch;

•	Lodewijk J.R. de Vink is the former President of Schering Plough International, former Chairman and Chief Executive Officer of Warner Lambert, Inc., a Director of Roche, and a Member of the European Advisory Council of Rothschild; and;

•	John L. Vogelstein is the former President of Warburg Pincus and a Senior Advisor of Warburg Pincus, the Chairman of New Providence Asset Management, the Chairman of the New York City Ballet, the Chairman Emeritus of Prep for Prep, the Vice Chairman of the Board of Overseers of The Leonard N. Stern School of Business at New York University, the Chairman of Third Way, a Director Emeritus of the Jewish Museum and the Chairman of Christie’s Advisory Board.

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

French law requires that companies having at least 50 employees for a period of 12 consecutive months has a Comité d’Entreprise (Employee Representation Committee) composed of representatives elected from among the personnel. The Employee Representation Committee was formed in 1997. Two of those representatives are entitled to attend all meetings of the Board of Directors of the Company and shareholders’ meetings, but they do not have any voting rights.

The Board has a Compensation Committee comprised of solely independent directors, namely Lodewijk J.R. de Vink (Chairman), Ambassador Craig Stapleton and John L. Vogelstein. The Compensation Committee makes recommendations to the Board on the compensation of the executive officers of the Company, including the Chief Executive Officer. The Board makes the final decisions on compensation. The Board has an Audit Committee comprised of solely independent directors, namely Guillaume Cerutti (Chairman), Francis J.T.Fildes and Elie Vannier. The Audit Committee recommends to the Board the selection of Flamel’s independent auditors and reviews the findings of the auditors and operates in accordance with the Audit Committee Charter, which is reviewed annually. The Board has a Nominating and Corporate Governance Committee, composed of solely independent directors, namely John L.Vogelstein (Chairman of the Committee), Catherine Bréchignac and Lodewijk J.R. de Vink. Each of the Compensation Committee, Audit Committee, and Nominating and Corporate Governance Committee has a written charter. The Audit Committee Charter outlines the roles and responsibilities of the Audit Committee which includes appointment, compensation and oversight of the work of any registered public accounting firm employed by the Company and review of all related party transactions. The Audit Committee also assists the Board in oversight of: (1) the integrity of the financial statements of the Company; (2) the adequacy of the Company’s system of internal controls; (3) compliance by the Company with legal and regulatory requirements; (4) the qualifications and independence of the Company’s independent auditors; and (5) the performance of the Company’s independent and internal auditors. The Company also has an informal Scientific Advisory Board.

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

Compensation of Directors and Officers

During 2011, the amount of compensation paid or accrued for the benefit of executive officers of the Company and its subsidiaries for services in all capacities was $840,281 for Stephen H. Willard. On March 13, 2012 Mr. Willard resigned as Chief Executive Officer of Flamel. Mr. Willard will remain on the board of directors of Flamel. He also will remain an employee of Flamel Technologies, Inc. through December 31, 2012. Under an agreement among Mr. Willard, Flamel and Flamel Technologies, Inc., Mr. Willard will receive, among other things, a salary of $250,000 payable through December 31, 2012, cash severance payments equal to a total of $1,233,151 (based on applicable exchange rates) from Flamel and Flamel Technologies, Inc., vesting of all unvested free shares as of December 31, 2012 and continuation of certain benefits through December 31, 2012. The agreement also contains certain customary provisions, including releases; non solicitation and confidentiality provisions.

In connection with his appointment as Chief Executive Officer, Mr. Anderson entered into an employment letter with Flamel that provides, among other things, annual base compensation of $524,197 (based on applicable exchange rates) for his service as Chief Executive Officer of Flamel and Éclat, eligibility for an annual cash bonus of up to $200,000 subject to achievement of certain objectives established by Flamel’s board of directors and a grant of 275,000 stock options at an exercise price of $6.93 per share that will vest in tranches over a thirty (30) month period and expire in 2022. In the event that Mr. Anderson remains as Chief Executive Officer for at least one year and is terminated by Flamel without just cause, Flamel will pay Mr. Anderson €500,000, subject to his signing a settlement agreement with Flamel.

On June 24, 2011, a shareholders’ meeting approved a total amount of annual attendance fees to be allocated to the Board of 455,000 Euros, of which 395,000 Euros was subsequently distributed. For the fiscal year 2011 a total amount of 380,000 Euros ($528,732) was paid or accrued for the benefit of non-executives for their services in that capacity. Executive directors do not receive compensation for their service in that capacity.

Senior Management and Executive Officers

The Company’s senior management includes the following individuals:

Mr. Michael S. Anderson, has been Chief Executive Officer of Flamel Technologies SA since his appointment effective on March 13, 2012. He has also served as Chief Executive Officer of Éclat Pharmaceuticals LLC since its formation in November 2010. Previously Mr. Anderson worked for KV Pharmaceuticals as President and CEO of its generic business, ETHEX Corporation and President and CEO of Ther-Rx Corporation, a leader in women’s healthcare. Mr. Anderson also has worked for Schein Pharmaceuticals and started his career at A.H Robins.

Mr. Stephen H. Willard was the Chief Executive Officer through March 12, 2012 and has been a member of the Board of Directors of Flamel Technologies SA since 2001. Prior to being asked to serve as CEO by the Board of Directors in June 2005, Mr. Willard was the Company’s Chief Financial Officer and General Counsel. Prior to joining the Company in August 2000, Mr. Willard was Vice President of Biovail Corporation (now Valeant Pharmaceuticals International, Inc. NYSE/TSX: VRX). He previously served as Associate Director of Resolutions of the Federal Deposit Insurance Corporation (FDIC) of the USA. Mr. Willard also worked as an investment banker at Credit Suisse First Boston and as an attorney with Gibson, Dunn & Crutcher LLP and Shearman & Sterling LLP. He has been a member of the Board of Directors of E-Trade Financial Corporation (NASDAQ: ETFC) since April 2005. Mr. Willard holds a Juris Doctorate from Yale Law School (USA) and received a Bachelor of Arts degree from Williams College (USA).

Mr. Rafael Jorda has been the Executive Vice President and Chief Operating Officer of Flamel Technologies SA since 2005. He joined the Company in early 1991. Previously, Mr. Jorda had worked 14 years as a research and development scientist on controlled-released and biopolymers at Rhone-Poulenc. He specializes in chemical engineering and in the structure-property relationships of materials. Mr Jorda is a graduate of “Ecole Nationale Supérieure de Chimie de Lyon” (France).

Mr. Christian Kalita has been Responsible Pharmacist, Director of Quality and Regulatory Affairs of Flamel Technologies SA since 2005. He worked previously at Skye Pharma as Director of Quality for Europe. Mr. Kalita also worked at Merck Lipha and Merck generics for 10 years in different roles as Chief Pharmacist, Head of Quality Control Management and Head of Industrial Affairs.

Mrs. Sian Crouzet has been Principal Financial Officer of Flamel Technologies SA since March 2008. She previously worked as Financial Controller France for McCormick & Company Inc. Mrs. Crouzet also worked five years as an external auditor with Ernst and Young (France and UK). She is a UK Chartered Accountant and a graduate of Bradford University (UK).

Mr. Yves Bourboulou has been Director of Manufacturing Facility since 2005. He worked previously as Plant Manager at Pharmacia and Fresenius Kabi. Mr. Bourboulou previously held various senior positions, including Quality Assurance Director and Chief Pharmacist in the Pharmaceutical Industry. He has more than 20 years experience in pharmaceutical production, quality and development.

Mrs Martine Capelle is our Human Resources Director and joined us in 2006. She previously worked for the Danone group for 15 years in different Human Resource functions and roles and prior to that she worked as Human Relations manager for two automobile plants. She is a graduate of Lyon Human Sciences University.

Mrs Catherine Castan is Director of Micropump Platform (Oral Drugs) and Intellectual Property of Flamel Technologies SA She joined the Company in 1992 after having spent four years at Sanofi Recherche. Mrs. Castan is a graduate of “Ecole Nationale Supérieure de Chimie de Montpellier” and has a Ph.D. in polymer chemistry, applied in drug delivery.

Dr. You-Ping Chan is Director of Chemistry and Analysis of Flamel Technologies SA. He joined the Company in 1992 as a researcher in polymer science after post-doctoral research at the Massachusetts Institute of Technology (USA). He received his Ph. D in Chemistry from Strasbourg, France.

Dr. Jean Chatellier joined Flamel Technologies in October 2010. He served previously as Director of Business Development at Micromet AG (Nasdaq: MITI) and supported other business development activities for Crucell (Nasdaq: CRXL) and Viropro Inc. (PINK: VPRO). Mr Chatellier also was the founder and CEO of Imaxio SA, and was ex-CEO and liquidator of Aptanomics SA. He holds a binational Ph.D. in Protein Engineering from Strasbourg, France and Montréal, Canada and performed post-doctoral research with Sir Allan Fersht and Sir Greg Winter at the Center for Protein Engineering of the Medical Research Council in Cambridge UK.

Dr. Roger Kravtzoff is Director of Preclinical and Clinical Development of Flamel Technologies SA. He joined the Company in June 2002. Previously, Mr. Kravtzoff worked as Project Director at Biovector Therapeutics and held senior scientific positions at Novacell and the “Centre Regional de Transfusion Sanguine”. Mr. Kravtzoff obtained a Ph.D. in Biochemistry from Tours, France.

Mr. Nigel McWilliam is Vice President of Business Development. He joined the Company in its Washington office in August 2005. Mr. McWilliam spent 20 years with Dow Corning Corporation’s Health Care Businesses in commercial positions in Europe and the U.S. He also has held various senior positions in the pharmaceutical industry, including President of Leiras Inc., the U.S. subsidiary of a Finnish pharmaceutical company (now part of Bayer-Schering, AG), CEO of Veos Ltd., and Senior V.P. Business Development at SkyePharma. Mr. McWilliam has a Bachelor degree in Science from the University of Dundee.

Dr. Rémi Meyrueix is Director of Medusa Platform of Flamel Technologies SA. He joined the Company in early 1991 after having spent eight years at Rhone Poulenc. Mr. Meyrueix holds an engineer degree and a Ph.D. in physics from the Polytechnic Institute of Grenoble (France).

Mr. Charles Mosseri-Marlio is Director of Strategic Planning and Investor Relations of Flamel Technologies SA, having previously served as Associate General Counsel. He joined the Company in 2004 after working as a portfolio manager of Baldwin Brothers Inc., a U.S. Investment Advisory firm. Mr. Mosseri-Marlio received his Juris Doctorate from the University of Colorado (USA). Mr Mosseri-Marlio resigned from Flamel effective March 15, 2012.

Mrs Raphaëlle Portella is our French Legal in-house Counsel and joined us in April 2006. Mrs. Portella previously worked as Head of the Corporate and Business Law Department for ADIA (Adecco Group) for almost 10 years.  She graduated from Lyon University with a master (DESS) in Business Law. Mrs Portella resigned from Flamel, effective December 31, 2011.

Mr David Weber is our Supply Chain Director. He has more than ten years of experience in purchasing and operations management at various international companies including Garrett (Honeywell group) and Isringhausen. Before joining us he was Vice President and Co-founder of Pertinence Data Intelligence.

Options to Purchase Securities from the Company

On June 24, 2011, the shareholders of the Company authorized the issuance of up to 350,000 warrants reserved to a category of beneficiaries comprising the Directors of the Company who are not officers and/or employees of the Company, including the Chairman, of which 300,000 have been subscribed for.

On June 24, 2011, the Board of Directors authorized the Directors of the Company, Mrs. Bréchignac and Mssrs, Cerutti, de Vink, Fildes, Stapleton,Vannier and Vogelstein, to subscribe for 50,000 warrants each at a subscription price of 0.47 Euros per warrant ($0.66 based on the historical exchange rate on the grant date). Each warrant is exercisable to purchase one share at a price of 3.54 Euros ($5.04 based on the historical exchange rate on the grant date).

On June 24, 2011, the shareholders of the Company authorized the issuance of 200,000 new shares that the Board of Directors was authorized to award and issue free of charge to officers and employees of the Company as compensation for services rendered. Under the terms of the awards, the shares are definitively owned by the beneficiaries two years following their allocation, and the beneficiaries are required to retain the shares for a further two years.

Free Share Awards Granted and Warrants Subscribed from January 1, 2011 to March 31, 2012

		Stock	Exercise Price	Exercise Price		Free Share
	Warrants	Options	in Euros	in USD (1)	Expiration	Awards
Vannier	50,000		3.54	5.04	June 2015
Cerutti	50,000		3.54	5.04	June 2015
De Vink	50,000		3.54	5.04	June 2015
Fildes	50,000		3.54	5.04	June 2015
Stapleton	50,000		3.54	5.04	June 2015
Vogelstein	50,000		3.54	5.04	June 2015

Anderson		275,000	5.25	6.93	March 2022
Autant						3,000
Bourboulou						5,000
Caisse						3,000
Capelle						5,000
Castan		5,000	3.28	4.39	December 2021	5,000
Chan						5,000
Chatellier						5,000
Chognot						3,000
Commaret						3,000
Constancis						3,000
Crouzet		5,000	3.28	4.39	December 2021	10,000
Gorria		5,000	3.28	4.39	December 2021	5,000
Jorda		75,000	3.28	4.39	December 2021	25,000
Kalita		5,000	3.28	4.39	December 2021	5,000
Kravtzoff		5,000	3.28	4.39	December 2021	5,000
Lemercier						3,000
McWilliam						3,000
Meyrueix						5,000
Nicolas						3,000
Vialas						3,000
Weber						3,000
Willard		100,000	3.28	4.39	December 2021	45,000

(1) Historical value at date of grant

Employees

As of December 31, 2011, Flamel had 267 full-time employees. We added six new employees, including Mr Anderson, in connection with the Éclat acquisition in March 2012. The following table sets forth the average number of employees for each of the last three years based on their principal geographic locations.

Employees

	Venissieux (1)	Pessac (2)	U.S. (3)	Total
Year End

2009	150	149	3	302
2010	157	144	3	304
2011	138	141	3	282

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

Share Ownership

The following table sets forth the share ownership of directors, executive officers and senior managers as of the date indicated:

OWNERSHIP OF SHARES AS OF MARCH 31, 2012

		% of			Exercise	Exercise
		Ordinary			Price in	Price in		Free
	Shares	Shares		Number of	Euros	USD (1)		Share		Total
Name	Owned	Outstanding	Warrants	Options	€	$	Expiration	Awards	Total	%

Vannier	1	0.00%	50,000		6.57	10.20	June 2012
			50,000		4.5	6.29	June 2013
			50,000		5.44	6.68	June 2014
			50,000		3.54	5.04	June 2015		200,001	0.67%
Bréchignac	1	0.00%							1	0.00%
Cerutti	1	0.00%	50,000		3.54	5.04	June 2015		50,001	0.17%
De Vink	1	0.00%	50,000		6.57	10.20	June 2012
			50,000		4.5	6.29	June 2013
			50,000		5.44	6.68	June 2014
			50,000		3.54	5.04	June 2015		200,001	0.67%

Fildes	1	0.00%	50,000		6.57	10.20	June 2012
			50,000		4.5	6.29	June 2013
			50,000		5.44	6.68	June 2014
			50,000		3.54	5.04	June 2015		200,001	0.67%
Stapleton	238,414	0.95%	50,000		3.54	5.04	June 2015		288,414	0.97%

Vogelstein	100,001	0.40%	50,000		6.57	10.20	June 2012
			50,000		4.5	6.29	June 2013
			50,000		5.44	6.68	June 2014
			50,000		3.54	5.04	June 2015		300,001	1.01%
Willard	434,998	1.73%		200,000	4.32	4.62	March 2013
				100,000	20.81	25.27	December 2013
				150,000	14.81	19.70	December 2014
				100,000	16.23	19.35	December 2015
				100,000	25.39	33.46	December 2016
				75,000	4.03	5.17	December 2018
				100,000	5.06	7.46	December 2019
				100,000	5.29	7.01	December 2020
				100,000	3.28	4.39	December 2021	90,000	1,549,998	5.22%

 (1) Historical value at date of grant

OWNERSHIP OF SHARES AS OF MARCH 31, 2012 continued

		% of			Exercise	Exercise
		Ordinary			Price in	Price in		Free
	Shares	Shares		Number of	Euros	USD (2)		Share		Total
Name	Owned	Outstanding	Warrants	Options	€	$	Expiration	Awards	Total	%

Anderson				275,000	5.25	6.93	March 2022		275,000	0.93%
Bourboulou	27,000	0.11%		50,000	13.08	17.49	May 2015
				20,000	12.86	15.83	September 2015
				6,500	25.39	33.46	December 2016
				5,000	5.06	7.46	December 2019	11,000	119,500	0.40%
Capelle	17,800	0.07%		25,000	13.97	17.65	June 2016
				3,750	25.39	33.46	December 2016	11,000	57,550	0.19%
Castan	20,000	0.08%		5,000	9.88	11.66	June 2013
				40,000	20.81	25.27	December 2013
				20,000	12.86	15.83	September 2015
				20,000	16.23	19.35	December 2015
				6,000	25.39	33.46	December 2016
				5,000	5.06	7.46	December 2019
				5,000	5.29	7.01	December 2020
				5,000	3.28	4.39	December 2021	10,000	136,000	0.46%
Chan	22,300	0.09%		5,000	9.88	11.66	June 2013
				20,000	12.86	15.83	September 2015
				20,000	16.23	19.35	December 2015
				4,500	25.39	33.46	December 2016
				5,000	5.06	7.46	December 2019
				5,000	5.29	7.01	December 2020	10,000	91,800	0.31%
Chatellier				75,000	4.89	6.75	October 2020	20,000	95,000	0.32%
Crouzet	26,560	0.11%		49,990	12.86	15.83	September 2015
				5,000	16.23	19.35	December 2015
				3,750	25.39	33.46	December 2016
				10,000	5.06	7.46	December 2019
				5,000	3.28	4.39	December 2021	18,000	118,300	0.40%
Jorda	85,369	0.34%		5,000	9.88	11.66	June 2013
				60,000	14.81	19.70	December 2014
				105,000	12.86	15.83	September 2015
				75,000	16.23	19.35	December 2015
				60,000	25.39	33.46	December 2016
				50,000	4.03	5.17	December 2018
				75,000	5.06	7.46	December 2019
				75,000	5.29	7.01	December 2020
				75,000	3.28	4.39	December 2021	50,000	715,369	2.41%
Kalita	24,500	0.10%		50,000	16.23	19.35	December 2015
				6,500	25.39	33.46	December 2016
				5,000	5.06	7.46	December 2019
				5,000	5.29	7.01	December 2020
				5,000	3.28	4.39	December 2021	10,000	106,000	0.36%
Kravtzoff	23,500	0.09%		5,000	9.88	11.66	June 2013
				30,000	12.86	15.83	September 2015
				20,000	16.23	19.35	December 2015
				4,500	25.39	33.46	December 2016
				10,000	5.06	7.46	December 2019
				5,000	5.29	7.01	December 2020
				5,000	3.28	4.39	December 2021	10,000	113,000	0.38%
McWilliam	5,000	0.02%		100,000	12.86	15.83	September 2015
				5,000	16.23	19.35	December 2015
				10,000	25.39	33.46	December 2016
				10,000	5.06	7.46	December 2019	24,000	149,000	0.50%
Meyrueix	38,225	0.15%		5,000	9.88	11.66	June 2013
				40,000	14.81	19.70	December 2014
				30,000	12.86	15.83	September 2015
				20,000	16.23	19.35	December 2015
				7,250	25.39	33.46	December 2016
				5,000	5.06	7.46	December 2019	11,000	156,475	0.53%
Marlio	16,200	0.06%		50,000	19.2	23.61	March 2014
				10,000	12.86	15.83	September 2015
				5,000	16.23	19.35	December 2015
				2,250	25.39	33.46	December 2016
				10,000	5.44	6.68	June 2020	5,000	98,450	0.33%
Weber	14,000	0.06%		50,000	12.02	14.81	September 2014
				2,750	25.39	33.46	December 2016	6,000	72,750	0.24%

ITEM 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth as of March 31, 2012, the percentage of Ordinary Shares owned by Deerfield Capital Management, BVF, Inc.and Visium Asset Management LP, the persons each known to beneficially own more than 5% of the Company’s Ordinary Shares. The table set forth below is based on information contained in Schedule 13/Ds or 13/Gs on file with the SEC. Percentages are calculated based on 25,157,250 total shares, which was the total number of shares outstanding as of March 31, 2012.

Identity of Person or Group	Amount of Ordinary Shares Owned		Percentage of Class

Deerfield Capital L.P	4,333,475	(1)	17.23%

BVF, Inc.	1,972,251	(2)	7.84%

Visium Asset Management LP	1,947,042	(3)	7.74%

1)	Information as to the amount and nature of beneficial ownership was obtained from the Schedule 13D/As filed with the SEC on January 4, and March 15, 2012 by Deerfield Capital L.P. and its affiliates (“Deerfield”). Deerfield shares beneficial ownership with Deerfield Special Situations Funds LP in respect of 532,712 Ordinary Shares, Deerfield Private Design Fund II LP in respect of 1,432,534 Ordinary Shares, Deerfield Private Design International II in respect of 1,641,574 Ordinary Shares, and Deerfield Management Company L.P. and Deerfield Special Situations Fund International Limited in respect of all 726,655 Ordinary Shares. Such reported amount excludes warrants to purchase ADSs representing 3,300,000 ordinary shares of Flamel held by Breaking Stick Holdings, LLC (formerly Éclat Holdings), the manager of which is Deerfield Management Company, LP and of which Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P. are members. The warrants are not exercisable unless and until shareholder approval is obtained. The address of Deerfield is 780 Third Avenue, 37th Floor, New York, New York 10017.
2)	Information as to the amount and nature of beneficial ownership was obtained from the Schedule 13G/A filed with the SEC on January 11, 2012 by Biotechnology Value Fund, L.P. (“BVF”). As of the close of business on December 31, 2011, (i) BVF beneficially owned 427,631 ADRs, (ii) Biotechnology Value Fund II, L.P. (“BVF2”) beneficially owned 277,100 ADRs, (iii) BVF Investments, L.L.C. (“BVLLC”) beneficially owned 1,137,158 ADRs and (iv) Investment 10, L.L.C. (“ILL10”) beneficially owned 130,362 ADRs. BVF Partners L.P. (“Partners”), as the general partner of BVF and BVF2, the manager of BVLLC and the investment adviser of ILL10, may be deemed to beneficially own the 1,972,251 ADRs beneficially owned in the aggregate by BVF, BVF2, BVLLC and ILL10. BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 1,972,251 ADRs beneficially owned by Partners. Mr. Mark N. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 1,972,251 ADRs beneficially owned by BVF Inc. The address of BVF is 900 N. Michigan Avenue, Suite 1100, Chicago, IL 60611.
3)	Information as to the amount and nature of beneficial ownership was obtained from the Schedule 13G/A filed with the SEC on February 10, 2012 by Visium Asset Management, LP (“VAM”), which reports dispositive power over 1,947,042 Ordinary Shares. Visium Balanced Master Fund, LTD, JG Asset, LLC and Jacob Gottlieb share dispositive power over the 1,947,042 Ordinary Shares held by VAM. The address for VAM is 950 Third Avenue, 29th Floor, New York, New York 10022.

The Company’s major shareholders do not have different voting rights. To the best of our knowledge, Flamel Technologies is not directly or indirectly owned or controlled by another corporation, by any government, or by any other natural or legal person. We are not aware of any arrangement that may at a subsequent date result in a change of control. As of March 31, 2012, the Company has 246 Ordinary shareholders of record including the Bank of New York. Approximately 96.9% of the Company’s outstanding shares are represented by American Depositary Shares (ADS). Approximately 2.5% of the Ordinary Shares are held in France. One record holder resides in France..

Significant changes in the percentage ownership held of record by any of our major shareholders in the last three years, as reported to the SEC, were as follows:

Major Shareholder	Filing Date	Ownership Percentage

BVF, Inc.	February 2, 2009	15.88%
BVF Partners L.P.	February 10, 2010	14.49%
	February 11, 2011	11.56%
	January 11, 2012	7.84%

Deerfield Capital L.P.	August 31, 2011	4.90%
	December 5, 2011	5.01%
	January 4, 2012	17.23%

O.S.S. Capital Management LP	February 22, 2010	23.52%
Schafer Brothers LLC	March 31, 2010	13.1%
Oscar S. Schafer	February 14, 2011	12.47%
	January 4, 2012	0.0%

Visium Asset Management L.P.	April 9, 2010	7.58%
	February 14, 2011	7.09%
	February 10, 2012	7.74%

Knoll Capital Management L.P.	February 17, 2009	5.22%
Fred Knoll	January 29, 2010	3.61%

Related Party Transactions

For the year ended December 31, 2011, the Company is not aware of any related party transaction requiring disclosure pursuant to this section.

In March 2012, we acquired, through our wholly owned subsidiary Flamel US, all of the membership interests of Éclat from Éclat Holdings, an affiliate of our largest shareholder Deerfield Capital L.P., for consideration primarily consisting of a $12 million senior, secured six-year note that is guaranteed by us and our subsidiaries and secured by the equity interests and assets of Éclat, two warrants to purchase a total of 3,300,000 ADSs of Flamel and commitments to make earnout payments of 20% of any gross profit generated by certain Éclat launch products and 100% of the gross profit generated by Hycet® upon to a maximum of $1 million. Upon closing of the acquisition, Mr. Anderson, the Chief Executive Officer of Éclat, was appointed Chief Executive Officer of Flamel. See Item 4. Information on the Company — General Overview — Acquisition of Éclat Pharmaceuticals for more information about this acquisition. Mr Anderson retains a minority interest in Éclat Holdings, or its successor company, and does not have the ability to control this entity by virtue of his minority interest.

Interests of Experts and Counsel

Not applicable

ITEM 8. Financial Information

Financial Statements

The financial statements contained in this Annual Report begin on page F-1.

Legal Proceedings

While we may be engaged in various claims and legal proceedings in the ordinary course of business, we are not involved (whether as a defendant or otherwise) in and we have no knowledge of any threat of, any litigation, arbitration or administrative or other proceeding that management believes will have a material adverse effect on our consolidated financial position or results of operations.

On November 9, 2007 a putative class action was filed in the United States District Court for the Southern District of New York against the Company and certain of its current and former officers entitled Billhofer v. Flamel Technologies, et al. The complaint purports to allege claims arising under the Securities Exchange Act of 1934 based on certain public statements by the Company concerning, among other things, a clinical trial involving Coreg CR and seeks the award of damages in an unspecified amount. By Order dated February 11, 2008, the Court appointed a lead plaintiff and lead counsel in the action. On March 27, 2008, the lead plaintiff filed an amended complaint that continued to name the Company and two previously named officers as defendants and asserted the same claims based on the same events as alleged in the initial complaint. On May 12, 2008, the Company filed a motion to dismiss the action, which the Court denied by Order dated October 1, 2009.  On April 29, 2010, the lead plaintiff moved to withdraw and substitute another individual as lead plaintiff and to amend the Case Management Order.  On June 22, 2010, the lead plaintiff voluntarily agreed to dismiss the action against one of the previously named officers. On September 20, 2010, the Court granted the lead plaintiff’s withdraw and substitution motion and the parties proceeded to engage in fact discovery. On December 15, 2011, the lead plaintiff filed a motion to amend the complaint. The proposed second amended complaint named the Company and the officer previously sued as defendants and asserts the same claims as were alleged in the prior pleading. The lead plaintiff, however, has substantially revised his asserted basis for contending that the defendants should be found liable for the statements at issue. The Company is reviewing the proposed new pleading and may choose to oppose the motion. On March 6, 2012, the Court issued its opinion granting the lead plaintiff’s motion for class certification, which was originally filed in October 2010 and opposed by the Company. The Company intends to vigorously defend itself in the action.

In May 2011, we announced the filing of a lawsuit in the U.S. District Court for the District of Columbia against Lupin for infringement of our US Patent No. 6,022,562, which is held by the Company and associated with Coreg CR. The lawsuit was dismissed in favor of a lawsuit involving the same parties for infringement of the same patent that was lodged in the U.S. District Court for the District of Maryland in May 2011. GSK is a third party defendant in the Maryland lawsuit. The lawsuit is based on the Abbreviated New Drug Application (ANDA) filed by Lupin seeking permission to manufacture and market a generic version of Coreg CR before the expiration of the patent. In September 2011, Flamel filed a lawsuit in the U.S. District Court of Maryland against Anchen Pharmaceuticals, Inc., for infringement of the same patent. The lawsuit is based on the ANDA filed by Anchen seeking permission to manufacture and market a generic version of Coreg CR before the expiration of the patent. The Court is awaiting an answer from GSK to a Third Party Complaint that was filed by Anchen in the case.

Dividend Policy

The Company has never declared or paid a cash dividend on any of its capital stock and does not anticipate declaring cash dividends in the foreseeable future.

Significant Changes

In March 2012, the Company acquired all of the membership interests of Éclat, a St. Louis-based specialty pharmaceutical company focused on the development, approval and commercialization of niche branded and generic pharmaceutical products. For more information about this transaction, see ‘Item 4. Information on the Company – General Overview - Acquisition of Éclat Pharmaceuticals,’ ‘Item 10. Additional Information – Material Contracts’ and ‘Note 23 – Post Balance Sheet Events.’

ITEM 9. The Offer and Listing

The principal trading market for the Company’s securities in ADSs is the NASDAQ Global Market. Each ADS represents one Share, nominal value 0.122 Euros. Each ADS is evidenced by an ADR. The Bank of New York is the Depositary for the ADRs. As of December 31, 2011, there were 24,056,214 ADSs outstanding in the United States and there were 36 holders of ADSs on record. As of December 31, 2011, there were 24,962,250 Shares outstanding.

The following table shows the high and low closing sales prices of the ADSs on the NASDAQ Market for the periods indicated.

	Price Per ADS (U.S.$)
Year	High	Low
2007	36.97	8.17
2008	10.80	3.68
2009	9.67	3.99
2010	9.60	6.02
2011	6.97	3.85

	Price Per ADS (U.S.$)
Quarter Ended	High	Low
1st Quarter, 2010	9.60	7.52
2nd Quarter, 2010	9.06	6.52
3rd Quarter, 2010	8.00	6.02
4th Quarter, 2010	7.90	6.64
1st Quarter, 2011	6.97	5.82
2nd Quarter, 2011	6.63	5.02
3rd Quarter, 2011	5.44	3.85
4th Quarter, 2011	5.26	4.08
1st Quarter, 2012	7.67	5.11

	Price Per ADS (U.S.$)
Month Ended	High	Low
October 31, 2011	5.14	4.22
November 30, 2011	5.01	4.22
December 31, 2011	5.26	4.08
January 31, 2012	6.25	5.19
February 29, 2012	7.09	6.12
March 31, 2012	7.67	5.11

ITEM 10. Additional Information

Memorandum and Articles of Association

For a general description of these documents, see ‘Description of Share Capital’ in the Company’s registration statement on Form F-1, as filed with the U.S. Securities and Exchange Commission on April 19, 1996, registration number 333-03854, which is incorporated by reference. There have been no changes to these documents. No more than a third of the Directors may be over the age of seventy.

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

Material Contracts

After December 31, 2011, we entered into certain material contracts in connection with the Éclat acquisition. The following is a summary of the material terms of these contracts that is qualified in its entirety by reference to the actual documents attached as exhibits to this Annual Report on Form 20-F and incorporated by reference herein:

Note Agreement and Note

Under the terms of a Note Agreement among Flamel, Flamel US and Éclat Holdings dated March 13, 2012, Flamel US issued a $12 million senior note to Éclat Holdings that is guaranteed by Flamel and its subsidiaries and secured by the membership interests and assets of Éclat. The note is payable over six years only if certain contingencies are satisfied, namely that: (a) two or more Éclat launch products are approved by the U.S. Food and Drug Administration (the “FDA”) or (b) one Éclat launch product is approved by the FDA and has generated $40 million or more in cumulative net. We refer to these contingencies as Thresholds. If either Threshold is satisfied, Flamel US will pay 25% of the original principal amount due under the note on each of the third, fourth, fifth and sixth anniversaries of the date of the note. The note accrues interest at an annual rate of 7.5%, payable in kind, until one Éclat launch product is approved by the FDA. After FDA approval of one Éclat launch product is obtained, any interest previously capitalized is payable in cash no later than nine months following FDA approval, and any future interest is payable in cash when due.

The Note Agreement contains certain affirmative covenants that require Flamel and its subsidiaries generally to maintain their existence and qualifications to conduct business, to comply with applicable laws, to maintain licenses and permits required to conduct business, to notify Éclat Holdings of defaults and material legal proceedings against Flamel or any subsidiary, to timely file SEC periodic reports or otherwise provide timely financial statements and require Flamel to convene a shareholders’ meeting to vote on approval of the Warrants (as defined below) as promptly as practicable and no later than September 30, 2012.

The Note Agreement also contains certain negative covenants that, until the final payment date under the note, do not permit:

•	Flamel or its subsidiaries to liquidate, dissolve, merge, consolidate or reorganize, subject to certain permitted exceptions;
•	Flamel to establish any subsidiary unless the subsidiary guarantees the note;
•	Flamel or any subsidiary to:

 o prior to March 13, 2015, enter into any management contract whereby a substantial part of its business is managed by someone other than Mr. Anderson, unless Mr. Anderson’s employment agreement is terminated due to death, disability or cause or Mr. Anderson resigns as Chief Executive Officer prior to March 13, 2015 other than as a result of Flamel’s breach of Mr. Anderson’s employment agreement, or

o make any restricted payments (such as dividends or distributions) to any Flamel shareholder, subject to certain permitted exceptions; or

o Flamel or any subsidiary to create or incur any lien on any of its assets or create, incur assume or guarantee any indebtedness, subject to certain permitted exceptions.

In the event of a transaction involving a change in control by Flamel at any time after a Threshold has been reached, Éclat Holdings has a put right to accelerate the full unpaid amount under the note.

The Note Agreement also contains certain acceleration provisions if certain defined events of default occur and continue beyond applicable cure periods. Prior to a Threshold having been reached, the occurrence of the following events of default, among others, would permit acceleration of the unpaid balance under the Note:

•	Flamel US fails to make payments of principal when due or interest within 5 business days of any due date;
•	Flamel or Flamel US becomes generally unable to pay its debts as they become due or commences bankruptcy or similar proceedings;
•	Mr. Anderson does not become Chief Executive Officer of Flamel as contemplated by his employment agreement;
•	Mr. Anderson is removed as Chief Executive Officer of Flamel prior to March 13, 2015 for any reason other than on account of death, disability or cause;
•	Mr. Anderson voluntarily resigns as Chief Executive Officer of Flamel prior to March 13, 2015 because Flamel has breached its agreements under Mr. Anderson’s employment agreement;
•	Éclat ceases conducting the business it currently conducts or proposes to conduct;
•	Any asset of Éclat is sold, assigned, licensed or otherwise transferred except in the ordinary course of business, subject to certain exceptions; or
•	The limited liability company agreement of Éclat is amended in any manner adverse to the interests of Éclat Holdings in any material respect under the purchase documents.

After a Threshold has been reached, the occurrence of the following events of default, among others, also would permit acceleration of the unpaid balance under the note:

•	Flamel or Flamel US fails to comply with any covenant under any purchase document that remains uncured within 30 days after receiving notice of such default from Éclat;
•	Any representation or warranty made by Flamel or Flamel US in any purchase document to which it is a party is incorrect, false or misleading in any material respect as of the date it was made;
•	One or more money judgments against Flamel or Flamel US or attachments against any of its property (not covered by insurance), that exceed $500,000 in the aggregate, or which could reasonably be expected to have a material adverse effect remain unpaid, unstayed, undischarged, unbounded or undismissed for 30 days from the date of entry of such judgment; or
•	Flamel or any of its subsidiaries fails to perform any agreement related to indebtedness of Flamel or any subsidiary having an aggregate principal amount in excess of $500,000.

Warrants to Purchase ADSs

In addition to the note, Flamel also issued to Éclat Holdings, two six-year warrants to purchase an aggregate of 3,300,000 ADSs, each representing one ordinary share, of Flamel. One warrant is exercisable for 2,200,000 ADSs at an exercise price of $7.44 per ADS, and the other warrant is exercisable for 1,100,000 ADSs at an exercise price of $11.00 per ADS. The warrants may be only be exercised upon approval by the holders of Flamel’s ordinary shares. If shareholder approval is not obtained by March 13, 2014, the term of the warrants will extend to seven years, and the warrants may be cash settled if the holder chooses to redeem the warrants at a redemption price based on the intrinsic value of the warrant.

The warrants contain certain limitations that prevent the holder from exercising the warrants during any time that would result in the holder beneficially owning ADSs that exceed more than 19.985% of the total number of Flamel’s ordinary shares then issued and outstanding. In addition, upon certain changes in control of Flamel after March 13, 2014 or upon certain defaults under the warrants, the holder has the right to cause Flamel to redeem the warrants in ADSs at a redemption price based on the Black Scholes value of the outstanding ADSs issuable under the warrants.

The sale of the warrants was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, or the Securities Act, as a transaction not involving a public offering. The warrants and the securities to be issued upon exercise of the warrants have not been registered under the Securities Act or state securities laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements.

Registration Rights Agreement

In connection with the issuance of the warrants, Flamel entered into a registration rights agreement with Éclat Holdings dated March 13, 2012, pursuant to which Flamel has agreed to file, no later than 30 days after the date of the Shareholder Approval, a registration statement with the SEC covering the resale of the ADSs issuable upon exercise of the warrants.

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

Taxation

The following is a discussion of French and U.S. federal income tax consequences of owning and disposing of Flamel Ordinary Shares or Flamel ADSs. This description is only relevant to holders of Flamel Ordinary Shares or Flamel ADSs who are not residents of France and do not hold their shares in connection with a permanent establishment or a fixed base in France through which the holders carry on a business or perform personal services.

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

The following discussion should be considered only as a summary and does not purport to be a complete analysis of all potential tax effects of the purchase or ownership of the Flamel Ordinary Shares or Flamel ADSs. This summary does not address all potential tax implications that may be relevant as a holder, in light of particular circumstances.

Tax Consequences to Non-U.S. Holders

The following discussion applies to holders of Flamel Ordinary Shares that are not ‘U.S. Holders,’ as defined below. Holders of Flamel Ordinary Shares should consult their tax advisor concerning the French tax consequences.

Taxation on Sale or Disposal of Flamel Ordinary Shares

Generally, a holder of Flamel Ordinary Shares will not be subject to any French income tax or capital gains tax when the holder sells or disposes of Flamel Ordinary Shares if all of the following cumulative conditions apply:

•	the holder is not a French resident for French tax purposes;

•	the holder has held not more than 25% of Flamel’s dividend rights, known as droits aux bénéfices sociaux, at any time during the preceding five years, either directly or indirectly;

•	the holder is not a resident of a non-cooperative jurisdiction as defined below; and

•	Flamel is not considered as a real estate company

If a double tax treaty between France and the country of residence of a holder of Flamel Ordinary Shares contains more favorable provisions, a holder may not be subject to any French income tax or capital gains tax when the holder sells or disposes of any Flamel Ordinary Shares, even if one or all of the above statements does not apply to the holder.

Subject to various conditions, foreign states, international organizations and a number of foreign public bodies are not considered as French residents for these purposes.

As from January 1, 2012, transfers of a listed company's shares are subject to French registration or transfer taxes when they are documented by a written deed, irrespective of whether that deed is executed in France or outside of France. A tax credit will be available (up to the extent of the transfer taxes triggered in France) in order to shelter the foreign transfer tax liability (if registration is also required under foreign law). From January 1, 2012 to July 31, 2012, the following rates apply to the transfer of listed company shares: (i) 3% for the portion of the value below €200,000; (ii) 0.5% for the portion of the value between €200,000 and €500,000,000 and; (iii) 0.25% for the portion of the value above €500,000,000. As from August 1, 2012, a unique 0.10% tax rate will apply to the transfer of listed company's shares.

Taxation of Dividends

In France, companies may only pay dividends out of income remaining after tax has been paid.

French companies must, in principle, deduct a 30% withholding tax from dividends paid to non-residents. As from January 1, 2008, the rate of this withholding tax has been reduced to 21% for dividends paid to EU, Norway Iceland and Liechtenstein residents.

In addition, the French Amended Finance Bill for 2009 provides for new anti-avoidance rules regarding transactions concluded with non-cooperative jurisdictions. As a consequence, dividends distributed to non-cooperative jurisdictions residents as of March 1, 2010, as per the criteria defined by the French tax code, would be subject to a 55% withholding tax.

The following countries were considered by the French tax authorities as non-cooperative jurisdictions in 2011:

Anguilla	Grenada	Montserrat	Oman
Belize	Guatemala	Nauru	Turks and Caicos Islands
Brunei	Cook Islands	Niue	Saint Vincent and the Grenadines
Costa Rica	Marshall Islands	Panama
Dominica	Liberia	Philippines

Under most double tax treaties between France and other countries, the rate of this withholding tax may be reduced or eliminated in some circumstances. Generally, if dividends are subject to a French withholding tax, a holder who is a non-French resident is subsequently entitled to a tax credit in that holder’s country of residence for the amount of tax actually withheld.

However, France has entered into tax treaties with various countries under which qualifying residents are entitled to obtain from the French tax authorities a reduction (generally to 15% or 5%) or an elimination of the French withholding tax.

If these arrangements apply to a shareholder, Flamel will withhold tax from the dividend at the lower rate, provided that the shareholder has established, before the date of payment of the dividend, that the shareholder is entitled to the lower rate and has complied with the filing formalities. Otherwise, Flamel must withhold tax at the full rate of 30% (for other than European Union, Iceland, Norway or Liechtenstein residents) or 21% (for European Union, Iceland, Liechtenstein or Norway residents), and the shareholder may subsequently claim the excess tax paid.

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

Tax Consequences to U.S. Holders

The following is a discussion of the U.S. federal income tax consequences of the ownership and disposition of Flamel Ordinary Shares or Flamel ADSs by a U.S. Holder. For purposes of this discussion a “U.S. Holder” is a beneficial owner of the Flamel Ordinary Shares or Flamel ADSs who is (i) an individual citizen or resident of the United States; (ii) a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof; (iii) an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or (iv) a trust whose administration is subject to the primary supervision of a United States court and over which one or more United States persons have the authority to control all substantial decisions of the trust. This discussion does not apply to a U.S. Holder who is also a resident of France for French tax purposes.

If an entity that is treated as a partnership for United States federal income tax purposes holds Flamel Ordinary Shares or Flamel ADSs, the tax treatment of a partner of such partnership will generally depend on the status of the partner and upon the activities and organization of the partnership. If you are a partner of such a partnership you are urged to consult your tax advisor.

This summary is based in part upon the representations of the custodian and the assumption that each obligation in the Depositary Agreement with the Bank of New York relating to our ADSs and any related agreement will be performed in accordance with its terms.

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

For purposes of the Treaty and the U.S. Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), Holders of Flamel ADSs will be treated as the owner of the Flamel Ordinary Shares represented by such ADSs.

Special rules may apply to United States expatriates, insurance companies, pass-through entities and investors in such entities, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, persons who use the mark-to-market method of accounting for their securities holdings, and persons holding their Flamel Ordinary Shares or Flamel ADSs as part of a conversion or other integrated transaction, among others. Special rules relevant to those holders are not discussed in herein.

Holders of Flamel Ordinary Shares or Flamel ADSs should consult their own tax advisers as to the particular tax consequences to them of owning Flamel Ordinary Shares or Flamel ADSs, including their eligibility for benefits under the Treaty, the applicability and effect of U.S. federal, state, local, non-U.S. and other tax laws and any possible changes in tax law.

Taxation of Dividends

Withholding Tax

Dividends paid to non-residents by French companies are subject to a 30% French withholding tax. Under the Treaty, this withholding tax is reduced to 15% if a U.S. Holder’s ownership of Flamel Shares is not effectively connected with a permanent establishment or a fixed base that the U.S. Holder has in France.

Dividends paid to a U.S. Holder by French companies are immediately subject to a reduced rate of 15%, provided that such U.S. Holder establishes before the date of payment that he is a U.S. resident under the Treaty by completing and providing the depositary with a simplified certificate (the “Certificate”) in accordance with the French tax guidelines (4 J–1-05 released on February 25, 2005). Dividends paid to a U.S. Holder that has not filed the Certificate before the dividend payment date will be subject to French withholding tax at the rate of 30%. The tax withheld in excess of 15% can be reclaimed, provided that such U.S. Holder duly completes and provides the French tax authorities with the relevant form described in the tax guidelines mentioned above (the “Form”) before December 31 of the second calendar year following the year during which the dividend is paid. U.S. Pension Funds (as defined by Sections 401(a), 401(b), 403(b) and 457 of the Internal Revenue Code) and other Tax-Exempt Entities (as defined by Section 501(c) 3) of the Internal Revenue Code) are subject to the same general filing requirements as other U.S. Holders except that they may be required to supply additional documentation evidencing their entitlement to these benefits.

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

U.S. Federal Income Tax.

For U.S. federal income tax purposes, subject to the rules discussed below under the section titled “PFIC Status,” the gross amount of a dividend paid by Flamel, including any French tax withheld, will be included in each U.S. Holder’s gross income as dividend income when payment is received by them (or the custodian, if the U.S. Holder owns Flamel ADSs), to the extent they are paid or deemed paid out of Flamel’s current or accumulated earnings and profits as calculated for U.S. federal income tax purposes.

Dividends paid by Flamel will not give rise to any dividends received deduction. They will generally constitute foreign source “passive” income for “foreign tax credit” purposes.  For certain recipients, dividends will constitute foreign source “general”income for foreign tax credit purposes

Under current U.S. federal tax law, as a general matter, amounts distributed as dividends by Flamel with respect to Flamel Ordinary Shares or Flamel ADSs paid in taxable years beginning before January 1, 2013 will be eligible to be treated as “qualified dividend income” that is subject to a U.S. federal income tax at a maximum rate of 15% provided both that certain minimum holding period and other requirements are met and that Flamel is not treated as a PFIC (as defined below under the section titled “PFIC Status”).

For U.S. federal income tax purposes, the amount of any dividend paid in Euros, including any French withholding taxes, will be equal to the U.S. dollar value of the Euro on the date the dividend is included in income, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder will generally be required to recognize foreign currency gain or loss when the U.S. Holder sells or disposes of the Euros. A U.S. Holder may also be required to recognize foreign currency gain or loss if that U.S. Holder receives a refund under the Treaty of tax withheld in excess of the Treaty rate. This foreign currency gain or loss will generally be U.S. source ordinary income or loss.

To the extent that any dividends paid exceed Flamel’s current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution generally will be treated as follows:

•       First, as a tax-free return of capital, to be applied against and reduce in the adjusted basis of a U.S. Holder’s Flamel Ordinary Shares or Flamel ADSs. Accordingly, this adjustment will increase the amount of gain, or decrease the amount of loss, which a U.S. Holder will recognize if such U.S. Holder later disposes of those Flamel Ordinary Shares or Flamel ADSs, as the case may be.

•       Second, the balance of the dividend in excess of the adjusted basis will be taxed as capital gain recognized on a sale or exchange.

French withholding tax (which, as described above), is imposed on at a rate of 15% under the Treaty generally is treated for U.S. federal income tax purposes as payment of a foreign income tax.  A U.S. Holder may take this amount as a credit or deduction against the U.S. Holder’s U.S. federal income tax liability.  The foreign tax credit is subject to various conditions and limitations, including minimum holding period requirements.  Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate applicable to qualified dividend income.

To the extent a refund of French tax withheld with respect to dividends is available under the Treaty or otherwise under French law, the amount of tax withheld that is refundable will not be eligible for credit against your U.S. federal income tax liability.

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

If Flamel were to be treated as a PFIC, the tax consequences applicable to distributions on Flamel Ordinary Shares and Flamel ADSs, and any gains a U.S. Holder realizes when the U.S. Holder disposes of such Flamel Ordinary Shares or Flamel ADSs, may be less favorable to the U.S. Holder. In addition, a U.S. Holder would be required to file Form 8621 with respect to its interest in Flamel. Each U.S. Holder should consult its own tax advisors regarding the PFIC rules and their effect on the U.S. Holder if they purchase Flamel Ordinary Shares or Flamel ADSs.

French Estate and Gift Taxes

Under ‘The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978,’ if a U.S. Holder transfers their Flamel Shares by gift, or if they are transferred by reason of the U.S. Holder’s death, that transfer will only be subject to French gift or inheritance tax if one of the following applies:

•            the U.S. Holder is domiciled in France at the time of making the gift, or at the time of the U.S. Holder’s death; or

•            the U.S. Holder used the Flamel Ordinary Shares or Flamel ADSs in conducting a business through a permanent establishment or fixed base in France, or the U.S. Holder held the Flamel Ordinary Shares or Flamel ADSs for that use.

 French Wealth Tax

The French wealth tax does not generally apply to Flamel Ordinary Shares or Flamel ADSs if the U.S. Holder is treated as a ‘resident’ of the United States for purposes of the Treaty. and if the U.S. Holder does not own a substantial interest (participation substantielle) in Flamel. Pursuant to article 23 §2 of the Treaty, “an individual is considered to have a substantial interest if he or she owns, alone or with related persons, directly or indirectly, shares, rights, or interests the total of which gives right to at least 25% of the corporate earnings”.

Expansion of U.S. Medicare Tax

The U.S.Health Care and Reconciliation Act of 2010 requires that, in certain circumstances, certain U.S. Shareholders that are individuals, estates, and trusts pay a 3.8% tax on "net investment income," which includes, among other things, dividends on and gains from the sale or other disposition of stock, effective for taxable years beginning after December 31, 2012. Prospective investors should consult their own tax advisors regarding this new legislation.

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

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk

The Company conducts a portion of its business transactions in U.S. dollars. For the year ended December 31, 2011 revenues denominated in U.S. dollars represented 36% of total revenues. As a result, the Company’s financial results could be significantly affected by the fluctuation of the Euro relative to the U.S. dollar. Specifically, 74.7% of the Company’s cash and cash equivalents, totalling $3.5 million as of December 31, 2011, and all of the Company’s marketable securities, totalling $21.0 million, as of December 31, 2011, are denominated in Euros, as are the vast majority of the Company’s expenses. If the dollar were to strengthen by 10% versus the Euro, there would be a corresponding negative effect on these items of $2.1 million in our balance sheet. Conversely, if the dollar were to weaken by 10% versus the Euro, there would be a positive effect on these items of $2.6 million in our balance sheet. See ‘Item 5. Operating and Financial Review and Prospects - Overview.’

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

ITEM 12.D American Depositary Shares

Charges of Depositary

The Company will pay fees, reasonable expenses and out-of-pocket charges of the depositary and those of any registrar only in accordance with agreements in writing entered into between the Depositary and the Company from time to time. The following charges shall be incurred by any party depositing or withdrawing shares or by any party surrendering receipts or to whom receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the receipts or deposited securities or a distribution of receipts pursuant to the terms of the deposit agreement):

•	taxes and other governmental charges
•	any applicable registration or transfer fees
•	any cable, telex and facsimile transmission charges as provided in the deposit agreement
•	any expenses incurred in the conversion of foreign currency
•	$5.00 (or less) per 100 ADSs (or portion thereof) for the execution and delivery of Receipts and surrender of receipts
•	$0.02 or less per ADS (or portion thereof) for any cash distribution pursuant to the deposit agreement
•	$1.50 or less per certificate for a receipt or transfer of a receipt
•	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

There has not been any material default with respect to any indebtedness of the Company.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15. Controls and Procedures

Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Principal Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2011. Based on this evaluation, the Chief Executive Officer and Principal Financial Officer of the Company concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2011.

 Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting that occurred during the Company’s fiscal year ended December 31, 2011 that has materially affected, or is reasonable likely to materially affect, the Company’s internal control over financial reporting.

Management’s Annual Report on Internal Control over Financial Reporting

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

The Company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2011. Management based this assessment on criteria for effective internal control over financial reporting described in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2011, the Company maintained effective internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the Board of Directors.

Attestation report of registered public accounting firm

The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers, an independent registered accounting firm, as stated in their report on the Company’s internal control over reporting as of December 31, 2011, which is included herein.
 See report of PricewaterhouseCoopers, an independent registered accounting firm, included within the financial statements on page F-2.

ITEM 16. [Reserved]

ITEM 16A. Audit Committee Financial Expert

The Board has determined that Elie Vannier and Guillaume Cerutti are ‘audit committee financial experts,’ as defined by the rules of the SEC. Messrs Vannier and Cerutti are ‘independent’ as defined by the NASDAQ Marketplace Rules.

ITEM 16B. Code of Ethics

The Board adopted a written Code of Ethics that applies to the Chief Executive Officer, Chief Operating Officer and senior financial officers. The principles set forth in our Code of Ethics are intended to promote the honest and ethical conduct of our principal executive officer, the principal financial officer, the principal accounting officer or controller, or persons performing similar functions. The Code of Ethics was filed as Exhibit 11.1 to our annual report on Form 20-F for the year ended December 31, 2003, on April 26, 2004.

ITEM 16C. Principal Accountant Fees and Services

The following is a summary of the fees billed to Flamel by PricewaterhouseCoopers for professional services rendered for the fiscal years ended December 31, 2011 and 2010:

Fee Category	Fiscal 2011 Fees (Euros)	Fiscal 2010 Fees (Euros)
Audit Fees	201,900	199,124
Audit-Related Fees	10,400	12,500
Tax Fees	-	-
All Other Fees	-	-
Total Fees	212,300	211,624

All fees were billed in Euros. Using the average exchange rate of 1.39137U.S dollars per Euro for 2011, and 1.32681 U.S dollars per Euro for 2010 audit fees equaled $295,388 for Fiscal 2011 and $280,784 for Fiscal 2010.

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

ITEM 16F. Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G. Corporate Governance

Flamel was incorporated under the laws of France with securities listed on the Nasdaq Global Market, a regulated public market in the U.S. Our corporate governance framework reflects the mandatory provisions of French law and may differ in certain respects described below from the practices followed by U.S. companies listed on the Nasdaq Global Market.

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

French corporate law provides that the Board of Directors must vote to authorize certain related party transactions that could create conflicts of interest between Flamel on the one hand and its directors, chief executive officer or shareholders owning more than 10% of the voting rights on the other hand for such transactions to be legally binding and must have such transactions documented, audited and approved by the shareholders at each ordinary shareholders’ meeting approving the annual French statutory accounts of the Company.  If the shareholders do not approve such related party transactions, the transactions remain legally binding, provided that they are not fraudulent and consequently declared null and void by competent courts.

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

ITEM 16H. Mine Safety Disclosure

Not applicable

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

ITEM 19. Exhibits

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Revised Statuts or bylaws of the Company (Filed herewith)
2.1	Deposit Agreement among Flamel, The Bank of New York, as Depositary, and holders from time to time of American Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt) (1)
4.1*	Note Agreement among Flamel Technologies S.A., Flamel US Holdings, Inc. and Éclat Holdings, LLC, dated March 13, 2012 (2)
4.2	Guaranty of Note made by Flamel Technologies S.A. in favor of Éclat Holdings, LLC, dated March 13, 2012 (2)
4.3	Warrant to purchase 2,200,000 American Depositary Shares, each representing one Ordinary Share of Flamel Technologies S.A. (2)
4.4	Warrant to purchase 1,100,000 American Depositary Shares, each representing one Ordinary Share of Flamel Technologies S.A. (2)
4.5	Registration Rights Agreement between Flamel Technologies S.A. and Éclat Holdings, LLC, dated March 13, 2012 (2)
8.1	List of Subsidiaries (Filed herewith)
11.1	Code of Ethics for CEO (Directeur Général), Delegated Managing Directors (Directeurs Généraux Délégués) and Senior Financial Officers (2)
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith)
13.1	Certification of the Chief Executive Officer pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Furnished herewith)
13.2	Certification of the Principal Financial Officer pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Furnished herewith)
23.1	Consent of PricewaterhouseCoopers Audit (Filed herewith) .

(1) Incorporated by reference to Post-Effective Amendment No. 1 to the Company’s registration statement on Form F-6 filed July 26, 2001, as amended (No. 333-12790).

(2) Incorporated by reference to the Company’s Current Report on Form 6-K, filed March 21, 2012.

(3) Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on April 26, 2004.

*Confidential treatment has been requested for the redacted portions of this agreement. A complete copy of the agreement, including the redacted portions, has been filed separately with the Securities and Exchange Commission.

FLAMEL TECHNOLOGIES S.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders,

Flamel Technologies SA

Vénissieux

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Flamel Technologies SA and its subsidiary at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting, appearing on page 80 of the 2011 Annual Report to Shareholders. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Lyon, France, April 27, 2012

PricewaterhouseCoopers Audit

/s/ Bernard Rascle

Bernard Rascle (signed)

Flamel Technologies S.A.

Consolidated BALANCE SHEETS

(Amounts in thousands of dollars except share data)

		December 31,
	Note	2010	2011
ASSETS
Current assets:
Cash and cash equivalents	6	$8,184	$3,456
Marketable securities	7	23,160	21,035
Accounts receivable (net of allowance of $141 and $137 at December 31, 2010 and 2011 respectively)		7,480	7,765
Inventory	8	862	1,675
Research and development tax credit receivable current portion	18	2,304	79
Prepaid expenses and other current assets	9	3,372	2,642
Total current assets		45,362	36,652

Property and equipment, net	10	21,425	19,383
Other assets:
Research and development tax credit receivable less current portion	18	7,641	13,203
Other long-term assets		186	164
Total assets		$74,614	$69,402

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Current portion of long-term debt	14	2,317	2,026
Current portion of capital lease obligations	15	59	97
Accounts payable		4,941	3,920
Current portion of deferred revenue	13	2,528	2,836
Advances from customers		139	1,962
Accrued expenses	11	6,004	5,478
Other current liabilities	12	3,433	1,995
Total current liabilities		19,421	18,314

Long-term debt, less current portion	14	1,547	1,689
Capital lease obligations, less current portion	15	133	251
Deferred revenue, less current portion	13	3,247	1,531
Other long-term liabilities	12 - 19	13,961	17,823
Total long-term liabilities		18,888	21,294

Commitments and contingencies:		-	-

Shareholders' equity :	17
Ordinary shares: 24,645,650 issued and outstanding at December 31, 2010 and 24,962,250 at December 31, 2011 (shares authorised 29,845,490) at nominal value of 0.122 euro		3,589	3,641
Additional paid-in capital		202,462	205,489
Accumulated deficit		(180,619)	(189,393)
Accumulated other comprehensive income		10,873	10,057

Total shareholders' equity		36,305	29,794
Total liabilities and shareholders' equity		$74,614	$69,402

Flamel Technologies S.A.

Consolidated Statements of Operations

(Amounts in thousands of dollars except share data)

		Year ended December 31,
	Note	2009	2010	2011
Revenue:
License and research revenue	3	$20,815	$19,704	$10,566
Product sales and services	2	11,871	8,180	13,395
Other revenues		9,432	9,210	8,639
Total revenue		42,118	37,094	32,600
Costs and expenses:
Cost of products and services sold		(10,118)	(6,914)	(6,284)
Research and development	4	(30,416)	(28,687)	(25,089)
Selling, general and administrative		(13,337)	(11,333)	(10,810)
Total		(53,871)	(46,934)	(42,183)

Income (loss) from operations		(11,753)	(9,840)	(9,583)

Interest expense		(100)	(24)	(73)
Interest income		525	464	667
Foreign exchange gain (loss)		(83)	109	273
Other income		(28)	525	134

Income (loss) before income taxes		(11,439)	(8,766)	(8,582)
Income tax	18		(209)	(192)
Net income (loss)		$(11,439)	$(8,975)	$(8,774)
Earnings (loss) per share
Basic earnings (loss) per share	16	$(0.47)	$(0.37)	$(0.36)
Diluted earnings (loss) per share		$(0.47)	$(0.37)	$(0.36)

Weighted average number of shares outstanding (in thousands) :

Basic		24,225	24,411	24,669
Diluted		24,225	24,411	24,669

Flamel Technologies S.A.

Consolidated Statements of SHAREHOLDERS’ EQUITY

(Amounts in thousands of dollars except share data)

	Ordinary Shares		Additional		Accumulated Other Comprehen-
	Shares	Amount	Paid-in Capital	Accumulated Deficit	sive Income (Loss)	Shareholders' Equity
Balance at January 1, 2009	24,205,350	$3,516	$193,085	$(160,205)	$12,150	$48,546
Subscription of warrants			262			262
Issuance of ordinary shares on exercise of stock -options	20,000	3	26			29
Issuance of ordinary shares on vesting of free shares (note 17.5)	117,250	21	(21)			-
Stock-based compensation expense			5,146			5,146
Net loss				(11,439)		(11,439)
Foreign currency translation adjustment					2,319	2,319
Comprehensive loss						$(9,120)
Balance at December 31, 2009	24,342,600	$3,540	$198,498	$(171,644)	$14,469	$44,863
Subscription of warrants			224			224
Issuance of ordinary shares on exercise of stock -options	63,000	11	470			481
Issuance of ordinary shares on vesting of free shares	240,050	38	(38)			-
Stock-based compensation expense			3,308			3,308
Net loss				(8,975)		(8,975)
Foreign currency translation adjustment					(3,596)	(3,596)
Comprehensive loss						$(12,571)
Balance at December 31, 2010	24,645,650	$3,589	$202,462	$(180,619)	$10,873	$36,305
Subscription of warrants			200			200
Issuance of ordinary shares on exercise of stock -options	44,200	8	88			96
Issuance of ordinary shares on vesting of free shares	272,400	44	(44)			-
Stock-based compensation expense			2,783			2,783
Net loss				(8,774)		(8,774)
Foreign currency translation adjustment					(816)	(816)
Comprehensive loss						$(9,590)
Balance at December 31, 2011	24,962,250	$3,641	$205,489	$(189,393)	$10,057	$29,794

Flamel Technologies S.A.

Consolidated Statements of Cash flows

(Amounts in thousands of dollars except share data)

	Year ended December 31,
	2009	2010	2011

Cash flows from operating activities:
Net income (loss)	$(11,439)	$(8,975)	$(8,774)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property and equipment	5,917	4,696	3,346
Loss (gain) on disposal of property and equipment	-	(68)	(11)
Gains on sales of marketable securities	(153)	(74)	(41)
Grants recognized in other income and income from operations	(2,522)	(884)	(3,227)
Stock compensation expense	5,499	3,170	2,779
Increase (decrease) in cash from:
Accounts receivable	(1,257)	733	(464)
Inventory	909	152	(917)
Prepaid expenses and other current assets	(1,722)	964	856
Research and development tax credit receivable	4,064	837	(3,938)
Accounts payable	32	(450)	(825)
Deferred revenue	8,251	(3,358)	856
Accrued expenses	453	(723)	(491)
Other current liabilities	2,251	(814)	399
Other long-term assets and liabilities	(2,088)	(663)	129
Net cash used in operating activities	8,195	(5,457)	(10,323)

Cash flows from investing activities:
Purchases of property and equipment	(1,770)	(3,599)	(1,903)
Proceeds from disposal of property and equipment	-	131	185
Proceeds from sales of marketable securities	138,476	83,128	26,382
Purchase of marketable securities	(160,968)	(73,632)	(25,015)
Net cash provided by (used in) investing activities	(24,262)	6,028	(351)

Cash flows from financing activities:
Reimbursment of loans or conditional grants	(3,999)	(1,879)	(1,910)
Proceeds from loans or conditional grants	2,191	436	7,855
Principal payments on capital lease obligations	(67)	(35)	(96)
Cash proceeds from issuance of ordinary shares and warrants	291	704	296

Net cash provided by financing activities	(1,584)	(774)	6,145

Effect of exchange rate changes on cash and cash equivalents	(654)	(329)	(199)

Net increase (decrease) in cash and cash equivalents	(18,305)	(532)	(4,728)

Cash and cash equivalents, beginning of year	27,021	8,716	8,184

Cash and cash equivalents, end of year	$8,716	$8,184	$3,456

Supplemental disclosures of cash flow information:
Income tax paid	-	-	-
Interest paid	100	24	73
Non cash transactions:
Capital lease obligations incurred	-	131	220

FLAMEL TECHNOLOGIES S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies:

1.1.	Nature of business:

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

Before January 1, 2011, we evaluated arrangements with multiple elements in accordance with Accounting Standards Codification, or ASC, 605-25 Revenue Recognition – Multiple-Element Arrangements. In October 2009, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2009-13 Revenue Arrangements with Multiple Deliverables, or ASU 2009-13, which amended the accounting standards for certain multiple element revenue arrangements to:

•	provide updated guidance on whether multiple elements exist, how the elements in an arrangement should be separated, and how the arrangement consideration should be allocated to the separate elements;

FLAMEL TECHNOLOGIES S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•	require an entity to allocate arrangement consideration to each element based on a selling price hierarchy, also called the relative selling price method, where the selling price for an element is based on vendor-specific objective evidence (“VSOE”), if available; third-party evidence (“TPE”), if available and VSOE is not available; or the best estimate of selling price (“BESP”), if neither VSOE nor TPE is available; and
•	eliminate the use of the residual method and require an entity to allocate arrangement consideration using the selling price hierarchy.

The revenue allocated to each element is then recognized when the basic revenue recognition criteria are met for that element.

On January 1, 2011, we adopted ASU 2009-13 on a prospective basis. The adoption of this new guidance did not have any material impact on our consolidated financial statements.

Where agreements have more than one deliverable, a determination is made as to whether the license and R&D elements should be recognized separately or combined into a single unit of account in accordance with ASU 2009-13, Revenue with Multiple Deliverables.

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

FLAMEL TECHNOLOGIES S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Company's cash and cash equivalents are deposited with HSBC and Crédit Agricole, major banks.

The marketable securities are issued by institutions with strong credit ratings.

The Company’s revenues are derived mainly from collaborative research and development contracts and supply agreements with pharmaceutical companies based in Europe and the United States. All significant customers are discussed in Note 3.

The Company performs ongoing credit evaluations of its customers and maintains provisions for potential credit losses as considered necessary. The Company generally does not require collateral. Historically, the Company has not experienced significant credit losses on its customer accounts. The allowance for doubtful accounts was $152,000, $141,000 and $137,000 at December 31, 2009, 2010 and 2011, respectively.

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

FLAMEL TECHNOLOGIES S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

1.17. Research credit tax

The Company is eligible to receive a French research tax credit that is calculated based on a percentage of eligible research and development costs. The tax credit can be refundable in cash and is not contingent on future taxable income. As such, the Company considers the research credit tax as a grant, offsetting operating expenses.

1.18. Employee stock options and warrants:

The Company accounts for Stock based compensation based on grant-date fair value estimated in accordance with SAB 107 (ASC 718).

The Company estimated the fair value of stock options and warrants using a Black-Scholes option-pricing valuation model (“Black-Scholes model”).

FLAMEL TECHNOLOGIES S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

1.20 Recent Accounting Pronouncements

In May 2011, the FASB and IASB each issued new standards on fair value measurement. The new standards result from a joint project intended to converge fair value measurement and disclosure guidance under U.S. GAAP and IFRS. The new guidance is intended to provide a consistent definition of fair value and common requirements for measurement of and disclosure about fair value under U.S. GAAP and IFRS. Public companies that apply U.S. GAAP must adopt the new guidance in fiscal years beginning after December 15, 2011.The adoption of this standard is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

In June 2011, the FASB and IASB issued guidance to improve the comparability and consistency of financial reporting and to increase the prominence of items reported in other comprehensive income.

The new guidance requires companies, under both U.S. GAAP and IFRS, to present items of net income and other comprehensive income either in one continuous statement of comprehensive income or in two separate, but consecutive, statements. The current option in U.S. GAAP to report other comprehensive income and its components in the statement of changes in equity has been eliminated. The new U.S. GAAP requirements are effective for public companies as of the beginning of fiscal years that begin after December 15, 2011. The adoption of this standard is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

2. Subcontracting agreement:

In accordance with the terms of a supply agreement signed with GSK in December 2004 and renewed in May 2008 for the manufacture of Coreg CR microparticles on a cost plus basis, the Company recognized as revenues from product sales a total amount of $11,871,000 in 2009 and $8,180,000 in 2010. This supply agreement expired on December 31, 2010. From January 1, 2011 until October 2011, the Company supplied Coreg CR microparticles to GSK as a unilateral accommodation so as to secure their supply while the Company negotiated a new supply agreement. In October, 2011, the Company announced that it signed a new supply agreement with GSK for the production of Coreg CR microparticles.  Under the agreement, the Company will receive guaranteed minimum payments to supply Coreg CR microparticles over a period of over a minimum period of five years. No earlier than January 1, 2013, GSK may terminate the agreement at their sole discretion by giving six months written notice. .  The agreement defines the manufacturing relationship between the two companies and pursuant to the agreement, the Company received a payment of € 1,300,000 ($1,835,000) during the third quarter of 2011 and a further €1,300,000 ($1,752,000) payment in the fourth quarter of 2011, as well as a higher margin on all product produced by Flamel for GSK since January 1, 2011. For the year 2011, the Company recognized as revenues from product sales a total amount of $13,395,000 of which $2,711,000 relates to the €2,600,000 received in the third quarter and the fourth quarter 2011.

FLAMEL TECHNOLOGIES S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. License, research and consulting agreements:

GlaxoSmithKline (GSK)

In March 2003, Flamel Technologies and SB Pharma Puerto Rico Inc, an affiliate of GSK entered into a license agreement whereby the Company agreed to license its controlled-release Micropump® in order to develop a new formulation for carvedilol, which is marketed by GSK as Coreg.

In 2009, the Company recognized $ 3,857,000 of milestone payments and $8,808,000 of royalties on GSK sales of Coreg CR.

In 2010, the Company recognized $8,541,000 of royalties on Coreg sales

In 2011, the Company recognized $8,210,000 of royalties on Coreg sales

In December 2004, Flamel and GSK (GSK) entered into a four year supply agreement whereby Flamel agreed to supply GSK with commercial supplies of product. The provisions of the agreement include payments to Flamel of $20,717,000 to support the costs and capital expenditure relative to the creation of a manufacturing area for the production of commercial supply of the product. The capital expenditures consist of both buildings and fixtures, and production equipment. Flamel will have immediate title to buildings and fixtures; however title to production equipment remains with GSK for the duration of the supply agreement.

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

A total of $8,188,000 has been incurred on the acquisition of buildings and fixtures and a total of $11,138,000 has been incurred on behalf of GSK for the purchase of production equipment and associated costs. As of December 31, 2011, the funds received from GSK to finance the acquisition of assets owned by Flamel are classified in other current liabilities for $285,000 and in other long term liabilities for $4,081,000. The liability is amortized on a pro-rata basis over the expected life of the related assets and reflected as an offset of the depreciation of the related assets.

In July 2006, Flamel and GSK entered into a further agreement as a supplement to the original supply agreement whereby GSK partly sponsored the extension of the then existing facilities at Pessac from two lines to three. GSK has exclusive use of part of this equipment, in for the production of Coreg CR microparticles. The total funding provided by GSK amounted to $8.1 million to finance the acquisition of equipments, buildings and fixtures. The Company received all installments due under the agreement by December 31, 2007. As of December 31, 2011 the funds received from GSK to finance the extension were classified in other current liabilities for $449,000 and long term liabilities for $2,825,000. The liability is amortized on a pro-rata basis over the expected life of the assets and proportionally based on funding received compared with the total value of the related assets. This amortization is reflected as an offset of the depreciation of the related assets (see Note 12).

In May 2008, Flamel and GSK signed an amendment to the original supply agreement, extending the supply of commercial supplies of the product through to end of 2010. In October, 2011, the Company announced that it signed a new supply agreement with GSK for the production of Coreg CR microparticles; the Company is the sole supplier of Coreg CR microparticles for GSK.  Under the agreement, the Company will receive guaranteed minimum payments to supply Coreg CR microparticles over a period of over a minimum period of five years. No earlier than January 1, 2013, GSK may terminate the agreement at their sole discretion by giving six months written notice. See Note 2. Subcontracting Agreement.

FLAMEL TECHNOLOGIES S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

In 2011, the Company recognized research and development revenues of $75,000. The Company also recognized $665,000 of amortization of up-front payment and option payment.

In March 2012 the Company announced that the arrangement with Pfizer was discontinued.

Merck Serono, a division of Merck KGaA

On December 20, 2007 Flamel Technologies entered into a relationship with Merck Serono, a division of Merck KGaA, to investigate the applicability of Flamel's Medusa technology for the extended release of a therapeutic protein of Merck Serono's portfolio.

In consideration of the agreement signed in 2007, Merck Serono made an upfront payment of $2.7 million for investigating the therapeutic protein, which has been amortized over the initial feasibility period. In February 2009 Merck Serono exercised the option to license our technology triggering a payment of $ 6,500,000 (€5,000,000). Under the terms of the agreement, the Company are eligible to receive up to €41 million ($53 million) in milestone payments upon certain agreed-upon development events.

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

In 2011, the Company recognized research and development revenues of $2,398,000. The Company also recognized $1,391,000 of amortization of the initial up-front and option payments.

Baxter Healthcare Inc

On June 19, 2009 the Company entered into agreement with Baxter Healthcare Inc, to formulate controlled release applications of blood clotting factor replacement therapies using Flamel’s Medusa® technology. In consideration of this agreement the Company received an access fee of $3,600,000 (€2,500,000).

In 2009, the Company recognized research and development revenues of $291,000 and $968,000 of amortization of the initial up-front fee.

In 2010, the Company recognized research and development revenues of $406,000. The Company also recognized $1,578,000 of amortization of the initial up-front fee.

In 2011, the Company recognized license revenues of $871,000 as amortization of the initial up-front fee. In October 2011 the Company announced that the agreement had been terminated.

FLAMEL TECHNOLOGIES S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Eagle Pharmaceuticals Inc

On October 12, 2011 the Company entered into a license and development agreement with Eagle Pharmaceuticals for the development of a Medusa-based hydrogel depot formulation of the small molecule antibiotic, tigecycline. In consideration of this agreement, the Company recognized research and development revenues of $345,000. Milestone payments amounting to $1.2 million (€0.9 million) will be received upon achievement of certain development and commercial events .

Pfizer Inc

The company has entered into research collaboration with Pfizer Inc to assess the applicability of the Medusa platform to certain molecules in development. Under this collaboration, the Company recognized research and development revenues of $836,000 in 2009, $333,000 in 2010 and $18,000 in 2011. In March 2012 the Company announced that the collaboration with Pfizer had been discontinued.

Corning

In December 1998, the Company signed a long-term research and product development agreement with Corning France and Corning Incorporated. Pursuant to the terms of this agreement, Flamel receives royalties on the sales of Corning products that utilize Flamel’s innovations.

The Company recognized royalties on Corning’s sales of $370,000 in 2009, $440,000 in 2010 and $372,000 in 2011.

Others

The Company recognized license and research and development revenues on several feasibility studies with undisclosed partners for an amount of $6,191,000 in 2009, $5,958,000 in 2010 and $4,808,000 in 2011.

4. Research and Development expenses

Our total research and development expenditures can be disaggregated in the following significant type of expenses ($USD in millions):

	2009	2010	2011
Research and Development Expenses	39.5	37.2	33.7
R&D Tax Credit	(6.6)	(7.6)	(6.0)
Grants	(2.5)	(0.9)	(1.7)
Total	30.4	28.7	25.1

As of December 31, 2011 the Company recognized to the income statement unconditional grants for a total of $1,728,000

FLAMEL TECHNOLOGIES S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Stock based compensation:

5.1 ASC 718

The Company applies the provisions of ASC 718, Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 107, in accounting for its stock based compensation. The fair value of each option and warrant granted during the year is estimated on the date of grant using the Black-Scholes option pricing model. Option valuation models require the input of subjective assumptions and these assumptions can vary over time. The weighted-average assumptions on grants made in each of the following years were:

	Year Ended December 31
	2009	2010	2011

Weighted-average expected life (years)	4.30	4.56	4.00
Expected volatility rate	63.6%	60.5%	63.6%
Expected dividend yield	-	-	-
Risk-free interest rate	2.02%	1.43%	0.83%
Forfeiture rate	-	-	-

We base our determination of expected volatility predominantly on the implied volatility of our traded options with consideration of our historical volatilities. Given the limited historical data and the grant of stock options and warrants to a limited population, the simplified method has been used to calculate the expected life.

Stock based compensation expense recognized was as follows:

(In thousands of U.S dollars except per share data)	Options			Free of charge share awards			Warrants			Total
	2009	2010	2011	2009	2010	2011	2009	2010	2011	2009	2010	2011

Research and development	1,532	400	332	668	831	897	-	-	-	2,200	1,231	1,229
Cost of goods sold	87	9	3	119	113	89	-	-	-	206	122	91
Selling, general and administrative	1,969	615	461	532	677	671	592	525	327	3,093	1,817	1,459

Total stock-based compensation expense	3,588	1,024	796	1,319	1,621	1,657	592	525	327	5,499	3,170	2,779

Effect on earnings per share
Basic	0.15	0.04	0.03	0.05	0.07	0.07	0.02	0.02	0.01	0.23	0.13	0.11

Diluted	0.15	0.04	0.03	0.05	0.07	0.07	0.02	0.02	0.01	0.23	0.13	0.11

As of December 31, 2011, the projected compensation expense related to non vested options or warrants amounted to $3,017,000 and is expected to be recognized over a weighted average period of 1.42 years.

FLAMEL TECHNOLOGIES S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.2 Warrants

The summary of warrants activity is as follows:

	Warrants Outstanding	Weighted Average Exercise Price in U.S dollars [1]	Weighted Average Exercise Price in Euros
Balance at January 1, 2009	546,667	$16.94	€12.55
Warrants granted	250,000	$6.29	€4.50
Warrants cancelled	166,167	$20.67	€16.78
Balance at December 31, 2009	630,500	$11.73	€8.24
Warrants granted	250,000	$6.97	€5.44
Warrants cancelled	130,500	$25.11	€18.62
Balance at December 31, 2010	750,000	$7.82	€5.50
Warrants granted	300,000	$5.03	€3.54
Warrants cancelled	150,000	$6.94	€4.98
Balance at December 31, 2011	900,000	$6.89	€4.85

[1] Historical exchange rate at date of grant

No warrants were exercised in 2009, 2010 and 2011.

Exercise prices and intrinsic value for warrants outstanding as of December 31, 2011 were as follows:

	Warrants Outstanding				Warrants Exercisable
Range of exercise prices in euros	Number of shares	Weighted average remaining contractual life	Weighted average exercise price in euros	Weighted average intrinsic value in euros	Number of shares	Weighted average exercise price in euros	Weighted average intrinsic value in euros

0 to 4.50	500,000	2.68	3.92	0.29	200,000	4.50	-
5.44 to to 6.57	400,000	1.45	6.01	-	400,000	6.01	-

	900,000	2.13	4.85	0.24	600,000	5.50	-

The total fair value of warrants vested during 2009 amounted to €651,000 or $908,000 (average exchange rate of the year).

The total fair value of warrants vested during 2010 amounted to €472,000 or $626,000 (average exchange rate of the year).

The total fair value of warrants vested during 2011 amounted to €257,000or $358,000 (average exchange rate of the year).

Intrinsic value represents the variance between the share price and the exercise price. As of December 31, 2011 the aggregate intrinsic value of warrants outstanding amounted to €146,000 or $203,000 (exchange rate at date of balance sheet).

FLAMEL TECHNOLOGIES S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.3 Stock Options

The activity under the option plans is as follows:

	Shares Available for Grant	Options Granted and Outstanding	Weighted Average Exercise Price in U.S dollars[1]	Weighted Average Exercise Price in Euros
Balance at January 1, 2009	375,000	2,804,990	$15.84	€12.88
Options authorized		-	-	-
Granted	(330,000)	330,000	$6.76	€4.75
Exercised	-	(20,000)	$0.99	€1.09
Forfeited		(4,000)	$25.27	€20.81
Balance at December 31, 2009	45,000	3,110,990	$14.96	€12.08
Options authorized	750,000	-	-	-
Granted	(305,000)	305,000	$6.91	€5.21
Exercised	-	(63,000)	$4.01	€5.75
Forfeited	(15,000)	(254,500)	$8.51	€7.65
Balance at December 31, 2010	475,000	3,098,490	$14.69	€11.71
Options authorized		-	-	-
Granted	(200,000)	200,000	$4.39	€3.28
Exercised		(44,200)	$1.48	€1.63
Forfeited		(113,300)	$8.93	€7.49
Balance at December 31, 2011	275,000	3,140,990	$14.65	€11.66

[1] Historical exchange rate at date of grant

The total intrinsic value of options exercised during 2009 amounted to €68,000 or $99,000 (historical exchange rate at date of exercise).

The total intrinsic value of options exercised during 2010 amounted to €174,000 or $256,000 (historical exchange rate at date of exercise).

The total intrinsic value of options exercised during 2011 amounted to €111,000 or $149,000 (historical exchange rate at date of exercise).

Stock options outstanding at December 31, 2011, which expire from 2011 to 2021, had exercise prices ranging from €2.33 to € 25.39. The weighted average remaining contractual life of all options is 3.89 years. As of December 31, 2011, there were 3,140,990 outstanding options at a weighted average exercise price of €11.66, of which 2,565,990 were exercisable at a weighted average price of €13.27. Exercise prices and intrinsic value for options outstanding as of December 31, 2011 were as follows:

	Stock Options Outstanding				Stock Options Exercisable
Range of exercise prices in euros	Number of shares	Weighted average remaining contractual life	Weighted average exercise price in euros	Weighted average intrinsic value in euros	Number of shares	Weighted average exercise price in euros	Weighted average intrinsic value in euros

0 to 3.28	395,000	4.88	2.81	1.22	195,000	2.33	1.70
4.03 to 5.44	869,000	6.50	4.78	-	494,000	4.57	-
6.40 to 12.02	178,500	2.62	11.20	-	178,500	11.20	-
12.86 to 16.23	1,105,990	3.62	14.44	-	1,105,990	14.44	-
19.2 to 25.39	592,500	3.47	22.56	-	592,500	22.56	-

	3,140,990	3.89	11.66	0.15	2,565,990	13.27	0.13

FLAMEL TECHNOLOGIES S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The total fair value of options vested during 2009 amounted to €3,197,000 or $4,454,000 (average exchange rate of the year).

The total fair value of options vested during 2010 amounted to €1,424,000 or $1,889,000 (average exchange rate of the year).

The total fair value of options vested during 2011 amounted to €473,000 or $659,000 (average exchange rate of the year).

The aggregate intrinsic value of options outstanding amounted to €480,000 or $621,000. The aggregate intrinsic value of options exercisable amounted to €331,000 or $428,000 (exchange rate at date of balance sheet).

5.4 Free share award

The activity under the free share award plans is as follows:

	Free of Charge Share Award Available for Grant	Free of Charge Share Award Granted and Outstanding	Weighted Average Fair Value at grant date in U.S dollars[1]	Weighted Average Fair Value at grant date in Euros
Balance at January 1, 2009	127,550	373,700	$6.76	€4.85
Options authorized	200,000
Granted	(320,000)	320,000	$7.27	€4.98
Exercised		(117,250)	$8.54	€5.80
Forfeited	3,100	(3,100)	$6.75	€4.86
Balance at December 31, 2009	10,650	573,350	$6.68	€4.73
Options authorized	200,000
Granted	(230,000)	230,000	$7.01	€5.29
Exercised		(240,050)	$5.91	€4.39
Forfeited	37,500	(37,500)	$5.93	€4.39
Cancelled	3,300	(3,300)	$5.17	€4.03
Balance at December 31, 2010	18,150	522,500	$7.25	€5.16
Options authorized	200,000
Granted	(200,000)	200,000	$4.39	€3.28
Exercised		(272,400)	$7.47	€5.07
Forfeited	8,450	(8,450)	$7.22	€5.18
Cancelled	1,000	(1,000)	$7.45	€5.06
Balance at December 31, 2011	26,600	440,650	$5.81	€4.36

[1] Historical exchange rate at date of grant

As of December 31, 2009 the total fair value (or intrinsic value) of Free Share Award outstanding amounted to €2,710,000 or $3,830,000 (historical exchange rate at date of grant).

As of December 31, 2010 the total fair value (or intrinsic value) of Free Share Award outstanding amounted to €2,697,000 or $3,745,000 (historical exchange rate at date of grant).

As of December 31, 2011 the total fair value (or intrinsic value) of Free Share Award outstanding amounted to €1,774,000 or $2,296,000 (historical exchange rate at date of grant).

FLAMEL TECHNOLOGIES S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Cash and Cash Equivalents:

Cash consists of cash on deposit and fixed term investments held in several major banks, and cash on hand. The components of cash and cash equivalents were as follows:

	December 31,
(In thousands of U.S. dollars)	2010	2011

HSBC	$7,557	$2,785
Credit Lyonnais	66	-
Credit Agricole	507	630
Other	53	41
Total cash and cash equivalents	$8,184	$3,456

7. Marketable securities:

Marketable securities are classified as available-for-sale securities and are recorded at fair market value. Unrealized gains and losses are recorded as other comprehensive income in shareholder’s equity, net of income tax effects.

For the year ended December 31, 2009, 2010 and 2011 marketable securities amounted respectively to $35,353,000, $23,160,000 and $21,035,000.

As of December 31, 2009, December 31, 2010 and December 31, 2011 there were no unrealized gains or losses.

(in thousands of U.S dollars)	Fair value		Value at cost		Unrealized Gains. (Losses)
	2010	2011	2010	2011	2010	2011
Credit Agricole securities	16,234	17,802	16,234	17,802	-	-
Credit Lyonnais securities	-	-	-	-	-	-
HSBC securities	6,926	3,234	6,926	3,234	-	-
Total	23,160	21,036	23,160	21,036	-	-

Gross realized gains on sales of these available-for-sale securities amounted to $153,000, $74,000 and $40,000 for the years ended December 31, 2009, 2010 and 2011 respectively.

(in thousands of U.S dollars)	Proceeds from sales		Purchase of securities		Gross gains
	2010	2011	2010	2011	2010	2011
Credit Agricole securities	18,328	5,775	27,435	8,062	17	10
Credit Lyonnais securities	90	-	45	-	-	-
HSBC securities	64,710	20,607	46,152	16,953	57	31
Total	83,128	26,382	73,632	25,015	74	41

FLAMEL TECHNOLOGIES S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Inventory:

The components of inventories were as follows:

	December 31,
(In thousands of U.S. dollars)	2010	2011

Raw materials	862	921
Finished goods	-	754

Inventories, net	862	1,675

9. Prepaid expenses and other current assets:

The components of prepaid expenses and other current assets were as follows:

	December 31,
(In thousands of U.S. dollars)	2010	2011

Prepaid expenses	1,050	832
Grants recoverable	714	430
Valued-added tax recoverable	947	1,028
Advance to suppliers	661	352
Total Prepaid expenses and other current assets	3,372	2,642

10. Property and Equipment:

The components of property and equipment were as follows:

	December 31,
(In thousands of U.S. dollars)	2010	2011

Land and buildings	10,463	10,132
Laboratory equipment	31,026	28,639
Office and computer equipment	4,490	4,641
Furniture, fixtures and fittings	20,559	19,956
Construction in progress	-	-
Total property and equipment	66,538	63,368
Less accumulated depreciation and amortization	(45,113)	(43,985)
Property and equipment, net	21,425	19,383

Depreciation expense related to property and equipment amounted to $5,917,000, $4,696,000 and $3,346,000 for the years ended December 31, 2009, 2010 and 2011, respectively.

Property and Equipment include costs of $266,000 and $509,000 at December 31, 2010 and 2011 that are related to capitalized lease assets. Accumulated amortization of these leased assets was approximately $124,000 and $173,000 at December 31, 2010 and 2011, respectively. Depreciation expense on assets held under capital leases is included in total depreciation expense for the years ended December 31, 2009, 2010 and 2011 and amounted to $46,000, $47,000 and $56,000 respectively.

FLAMEL TECHNOLOGIES S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Accrued Expenses:

Accrued expenses consist mainly of expenses related to bonuses, paid vacations, compensatory leaves and related social charges.

Accrued expenses comprises of the following:

	December 31,
(In thousands of U.S. dollars)	2010	2011

Accrued compensation	2,012	2,037
Accrued social charges	3,992	3,441
Total accrued expenses	6,004	5,479

12. Other current and Long Term liabilities:

12.1. Other current liabilities:

Other current liabilities comprise the following:

	December 31,
(In thousands of U.S. dollars)	2010	2011

Funding from partner GSK short term	1,038	734
R&D credit tax financing short term	1,778	-
Employee service award provision short term	495	641
Valued-added tax payable	122	251
Provision for retirement indemnity short term	-	129
Conditional grants	-	240
Total Other current liabilities	3,433	1,995

In connection with the 2004 supply agreement with GSK (see Note 3), the Company received funds to finance facilities related assets. A total of $8,188,000 has been spent on the acquisition of buildings and fixtures and a total of $11,138,000 has been spent on behalf of GSK for the purchase of production equipment. As of December 31, 2011 the funds received from GSK to finance the acquisition of assets owned by Flamel are classified as a current liability for $285,000 and as a long term liability for $4,081,000. In July 2006, Flamel and GSK entered into a side agreement to the original agreement whereby GSK partially sponsored the extension of the Micropump development facility (see Note 3). This facility was completed in March 2008. As of December 31, 2007, the Company had received all installments from GSK for financing of this project. The total installments amounted to $8,097,000. As of December 31, 2011, the funds received from GSK are classified as a current liability for $449,000 and as a long term liability for $2,825,000 (see Note 12.2).

The liability is amortized on a pro-rata basis over the expected life of the related assets and reflected as an offset of the depreciation of the related assets (see Note 3).

The Service award provision is accrued over the respective service period (5, 10, 15 and 20 years) using actuarial assumptions and calculations as for the lump sum retirement indemnity (see Note 19).

For the year ended December 31, 2010 the provision for service award amounted to $2,912,000 of which $495,000 is short term. For the year ended December 31, 2011 the provision amounted to $2,876,000 of which $641,000 is short term.

FLAMEL TECHNOLOGIES S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In December 2008, the Company obtained an advance from OSEO, a governmental agency supporting innovation, for $8,013,000 secured against the research tax credits due to the company by the tax authorities for expenditure incurred in 2005, 2006 and 2007 (see Note 18). Two advances were obtained. The first amount for $4,272,000 and secured against the research tax credit from 2005 amounting to $5,114,000 was reimbursed in 2009. The second amounts to $3,741,000 and is secured against the research credit tax from 2006 and 2007 totaling $4,880,000, was reimbursed in 2010 for $1,879,000 and 2011 for $1,778,000. The interest rate applied was the monthly average of the Euro Interbank Offered Rate (EURIBOR) plus 0.8%. In 2011, the operation was renewed through the research credit tax from 2010 and received an advance amounting $6,682,000 representing 90% of the research credit tax. The interest rate applied is the monthly average of the Euro Interbank Offered Rate (EURIBOR) plus 0.9%. As of December 31, 2010 the funding was classified as a short term liability for $1,778,000. As of December 31, 2011 the total liability is long term for an amount $6,682,000.

12.2. Other long term liabilities

Other long term liabilities are composed of the following:

	December 31,
(In thousands of U.S. dollars)	2010	2011

Funding from partner GSK long term	7,888	6,906
Conditional grants	1,753	-
Provision for retirement indemnity (see note 19)	1,880	1,978
R&D credit tax financing long term (see note 12.1)	-	6,682
Employee service award provision long term	2,417	2,235
Other	23	22
Total Other long term liabilities	13,961	17,823

Funding from GSK long term amounted to $4,081,000 in connection with the supply agreement signed in December 2004 and relates to the acquisition of buildings and fixtures and $2,825,000 in connection with the side agreement to the original agreement, signed in July 2006 (see Note 12.1).

Conditional grants of $1.8 million in 2008 and 2009 were received from local authorities to partly finance investments at Pessac. The grants are conditional on completion of the total investment programme and ongoing employment at the facilities for a period of three to five years. The Company recognizes conditional grants as an offset to operating expenses once all conditions stated in the grant have been met. As of December 31, 2010 the Company did not recognize any amount related to conditional grants. As of December 31, 2011 the Company recognized $2,128,000 and the remainder is classified as short term liabilities for an amount of $240,000.

13.  Deferred Revenue:

Current portion of deferred revenue comprises of upfront licensing fees which are recognized over the development period of the contract. For the year ended December 31, 2010 deferred revenues amounted to $5,775,000 and $4,367,000 for the year ended December 31, 2011. These deferred revenues result mainly from the upfront license fees received in 2009 of €5 million from Merck Serono and from upfront license fees received in 2011 from undisclosed partners.

FLAMEL TECHNOLOGIES S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Long-term Debt:

Long-term debt comprises:

	December 31,
(In thousands of U.S. dollars)	2010	2011

Oseo Anvar loans (a)	1,894	1,807
French Ministry of Research (b)	1,970	1,908
Total	3,864	3,715
Current portion	2,317	2,026
Long-term portion	1,547	1,689

(a) OSEO Anvar is an agency of the French government that provides financing to French companies for research and development. At December 31, 2010 and 2011, the Company had outstanding loans from Anvar of $1,894,000 and $1,807,000, respectively for various programs. In 2011, the Company received $422,000 for one of these projects These loans do not bear interest and are repayable only in the event the research project is technically or commercially successful. Potential repayment is scheduled to occur from 2012 through 2017.

(b) In 2002, the Company received a loan of $464,000 from the French Ministry of Research on a research project (the “Proteozome” project) related to the development of new Medusa applications. Pursuant to the agreement, the Company is granted a loan equal to 50% of the total expenses incurred on this project over a three-year period beginning on January 2, 2002. The remainder of the advance of $1,707,000 was received in 2005. This loan is due for repayment in 2012. The loan is non-interest bearing and is repayable only in the event the research project is technically or commercially successful.

Total future payments on long-term debt for the years ending December 31 (assuming the underlying projects are commercially or technically successful for governmental research loans) are as follows:

(In thousands of U.S. dollars)	December 31,

2012	2,026
2013	303
2014	445
2015	421
2016	384
2017	136
2018	-
3,715

FLAMEL TECHNOLOGIES S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Capital lease obligations:

The Company leases certain of its equipment under capital leases. Each lease contract generally has a term of four years with a purchase option. No specific restrictions or guarantee provisions are included in the arrangement.

Future payments on capital leases for the years ending December 31 are as follows:

(In thousands of U.S. dollars)	December 31,

2012	111
2013	86
2014	86
2015	83
2016	13
Total	379
Less amounts representing interest	(31)
Future payments on capital leases	348
Less current portion	97
Long term portion	251

Interest paid in the years ended December 31, 2009, 2010 and 2011 was approximately $14,000, $9,000 and $20,000, respectively.

16. Earnings Per Share:

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	Year ended December 31,
(In thousands, except per share amounts)	2009	2010	2011

Numerator:

Net income (loss)	$(11,439)	$(8,975)	$(8,774)

Denominator:
Weighted average shares outstanding used for basic earnings (loss) per share	24,225,261	24,411,158	24,668,579
Effect of dilutive securities:
Stock-options and warrants	-	-	-
Weighted average shares outstanding and dilutive securities used for diluted earnings (loss) per share	24,225,261	24,411,158	24,668,579

Basic earnings (loss) per share	$(0.47)	$(0.37)	$(0.36)
Diluted earnings (loss) per share	$(0.47)	$(0.37)	$(0.36)

For the years ended December 31, 2009, 2010 and 2011, the effects of dilutive securities were excluded from the calculation of earnings per share as a net loss was reported in these periods.

Options to purchase 3,266,000 shares of common stock at an average of €11.60 per share were outstanding during 2011, but were not included in the computation of diluted EPS because the exercise price was greater than the average market price of common shares. The options, which expire in December 2020, were still outstanding at the end of year 2011.

FLAMEL TECHNOLOGIES S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

17.2. Dividends:

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception, as the result of an accumulated statutory deficit of approximately $142.1 million at December 31, 2011. Dividend distributions, if any, will be made in euros. The Company has no plans to distribute dividends in the foreseeable future.

17.3. Warrants:

The effects of applying the fair value method provided in accordance with ASC 718 are shown in Note 5.

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

On June 24, 2011 the Company authorized the Directors of the Company, to subscribe to 350,000 warrants for a subscription price of €0.47 per warrant ($0.67). Each warrant is exercisable to purchase one Share at a price of €3.54 ($5.03). These warrants are issued for a four-year period and will vest over one year from the date of issuance. 300,000 warrants were subscribed in July 2011.

On exercise of warrants by beneficiaries, the Company issues new shares.

FLAMEL TECHNOLOGIES S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

In December 2007, the French parliament adopted a law that requires French companies to pay an additional social security contribution of 10% for each option granted, based on either the fair value of the option or 25% of share price at date of grant. This is applicable on all options granted since October 16, 2007. In December 2010, the French parliament introduced a contribution rate of 14% depending of the value of the grant.

On exercise of stock options by beneficiaries, the Company issues new shares.

17.5. Free Share Awards

On June 24, 2009, the shareholders of the Company authorized the issuance of 200,000 new shares that the Board of Directors was authorized to award and issue free of charge to officers and employees of the Company as compensation for services rendered. Under the terms of the awards the shares are definitively owned by the beneficiaries two years following their allocation and the Company issues new shares. The beneficiaries are required to retain the shares for two additional years.

On June 25, 2010, the shareholders of the Company authorized the issuance of 200,000 new shares that the Board of Directors was authorized to award and issue free of charge to officers and employees of the Company as compensation for services rendered. Under the terms of the awards the shares are definitively owned by the beneficiaries two years following their allocation and the Company issues new shares. The beneficiaries are required to retain the shares for two additional years.

On June 24, 2011, the shareholders of the Company authorized the issuance of 200,000 new shares that the Board of Directors was authorized to award and issue free of charge to officers and employees of the Company as compensation for services rendered. Under the terms of the awards the shares are definitively owned by the beneficiaries two years following their allocation and the Company issues new shares. The beneficiaries are required to retain the shares for two additional years.

In December 2007, the French parliament adopted a law that requires French companies to pay an additional social contribution of 10% for each share granted, based on the share price at date of grant. . In December 2010, the French parliament introduced a contribution rate of 14% depending of the value of the grant.

On December 11, 2007 the Company granted 130,000 free share awards to officers and employees. On December 11, 2009 the Company issued 117,250 new shares related to this grant.

On April 3, 2008 the Company granted 40,000 free share awards to officers. On April 3, 2010 the Company issued 40,000 new shares related to this grant.

On December 10, 2008 the Company granted 210,000 free share awards to officers and employees. On December 10, 2010 the Company issued 200,050 new shares related to this grant.

On February 1, 2009 the Company granted 25,000 free shares to officers. As of December 31, 2011 these shares were cancelled

FLAMEL TECHNOLOGIES S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On December 11, 2009 the Company granted 295,000 free share awards to officers and employees. On December 11, 2011 the Company issued 267,400 new shares related to this grant.

On December 6, 2010 the Company granted 230,000 free shares awards to officers and employees.

On December 7, 2011 the Company granted 200,000 free shares to officers and employees.

17.6. Accumulated other comprehensive income:

The components of accumulated other comprehensive income is as follows:

	December 31,
(In thousands of U.S. dollars)	2010	2011

Foreign currency translation	10,873	10,057

Total	10,873	10,057

18. Income taxes :

Income (loss) before income taxes comprises the following:

	Year ended December 31,
(in thousands of U.S. dollars)	2009	2010	2011

France	$(11,439)	$(8,766)	$(8,582)

A reconciliation of income tax benefit (provision) computed at the French statutory rate ( 33.33%) to the income tax benefit is as follows:

	Year ended December 31,
(in thousands of U.S. dollars)	2009	2010	2011

Income tax benefit (provision) computed at the French statutory rate	3,813	2,922	2,860
Deferred Tax Allowance	(3,813)	(2,922)	(2,860)
Withholding tax		-	-
Business Tax	-	(209)	(192)
Total	-	(209)	(192)

License fees, milestone and royalties payments may be subject to a withholding tax depending on the tax rules of the country in which the licensee is located. In December 2009, with effect from January 1, 2010 the French authorities abolished the previous business tax and introduced the "Contribution Economique Territoriale" comprised of two components. One of these components is based upon a measure of income and therefore results in income tax accounting. For the year ended December 31, 2010 and December 31, 2011 the amount of this component was $209,000 and $192,000 respectively.

Because our subsidiary realizes no taxable income, the Company does not incur any income taxes under United States jurisdiction.

FLAMEL TECHNOLOGIES S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant components of the Company's deferred taxes consist of the following:

	December 31,
(In thousands of U.S. dollars)	2010	2011

Deferred income tax assets:
Net French taxable operating loss carry-forwards (not utilized)	50,069	53,230
Other deferred income tax assets	5,334	4,133
Valuation allowance	(54,964)	(57,105)
Net deferred income tax assets	440	258
Deferred income tax liabilities	(440)	(258)
Deferred income taxes, net	-	-

The Company has provided valuation allowances covering 100% of net deferred tax assets due to the Company's history of losses.

As of December 31, 2011, the Company had $159,706,000 in French net operating losses carry-forwards which have no expiration date.

The increase in available net operating losses carry-forwards in 2011 is due to a tax loss of $14,238,000. The French government provides tax credits to companies for spending on innovative research and development. Income tax benefits correspond to these French research tax credits, which are credited against income taxes payable in each of the four years after being incurred or, if not so utilized, are recoverable in cash. As of December 31, 2011, Flamel had total research tax credits receivable of $13,282,000. In December 2008, the Company obtained an advance from OSEO, a governmental agency supporting innovation, secured against the Research tax credits generated in fiscal years 2005, 2006 and 2007 (see Note 12.1). In 2011, the Company renewed this financing operation secured against the research tax credit generated for fiscal year 2010. Generally, if these credits are not applied against future income taxes, they will be received as cash payments in the fourth year after the credit is earned. At the beginning of 2009, the French government introduced a temporary measure consisting in early reimbursement of the research credit tax for fiscal year 2008. The measure was renewed by the French government for the fiscal year 2009 and the Company received the reimbursement for the fiscal year 2009 in June 2010.

The scheduled payments are shown in the following table

(In thousands of U.S. dollars)	December 31,
2012	79
Total current portion	79
2014	7,230
2015	5,973
Total long term portion	13,203
Total	13,282

FLAMEL TECHNOLOGIES S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. Employee Retirement plans:

In accordance with French law, post-retirement benefits for most of the Company’s employees are sponsored by the relevant government agencies in France. The Company’s liability with respect to these plans is generally limited to specific monthly payroll deductions. Consequently, there is no additional liability in connection with these plans. Expenses recognized for these plans were $1,432,000 in 2011, $1,498,000 in 2010 and $1,713,000 in 2009.

French law requires the Company to provide for the payment of a lump sum retirement indemnity to French employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. The Company’s benefit obligation was $2,106,000, $1,881,000 and $2,208,000 as of December 31, 2011, 2010 and 2009, respectively. Any actuarial gains or losses are recognized in the period when they occur.

In 2008 and 2010, the French Government reinforced legislation regarding an employer’s ability to make employees retire and the final age for retirement. As such the retirement indemnity has been calculated on the assumption of voluntary retirement and the impact on the benefit obligation was recognized as an actuarial loss.

The benefit obligation is calculated as the present value of estimated future benefits to be paid, using the following assumptions:

	2009	2010	2011
Average increase of salaries	3%	3%	3%
Discounted interest rate	5.0%	4,75%	4.5%
Turn over	actuarial standard and average of the last 5 years	actuarial standard and average of the last 5 years	actuarial standard and average of the last 5 years
Age of retirement	60 to 65 years actuarial standard based on age and professional status	60 to 65 years actuarial standard based on age and professional status	60 to 65 years actuarial standard based on age and professional status

Changes in the funded status of the benefit plans were as follows:

	December 31,
In thousands of U.S. dollars	2010	2011

Benefit obligations at beginning of year	2,208	1,880
Service cost	173	166
Interest cost	100	93
Plan amendments	-	-
Benefits paids	(178)	(10)
Actuarial loss (gain)	(262)	58
Exchange rate changes	(161)	(81)
Benefit obligations at end of year	1,880	2,106

The Company does not have a funded benefit plan and the lump sum retirement indemnity is accrued on the balance sheet as a liability.

The future expected benefits to be paid over the next five years and for the five years thereafter is as follows:

Future expected payment of benefits:	Year Ending:
In thousands of U.S. dollars
	12/31/2012	129
	12/31/2013	50
	12/31/2014	162
	12/31/2015	202
	12/31/2016	232
	Next 5 Years	417

FLAMEL TECHNOLOGIES S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In the United States, the Company sponsors a defined contribution retirement plan for its employees located in the United States. The contribution is the lesser of 25% of an employee’s wages or $49,000 in 2010 and 2011. The Company made contributions of approximately $55,000 in 2011, $72,000 in 2010 and $68,000 in 2009.

20. Fair value of financial instruments:

At December 31, 2010 and 2011, the carrying values of financial instruments such as cash and cash equivalents, trade receivables and payables, other receivables and accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments.

As noted in Note 7, the company calculates fair value for its marketable securities based on quoted market prices for identical assets and liabilities which represents Level 1 of ASC 820-10 fair value hierarchy.

At December 31, 2010 and 2011, the fair value of long-term debt and long term receivables was comparable with their carrying values.

21. Commitments and Contingencies:

21.1. Capital leases

The Company currently has commitments regarding capital leases as described in Note 15.

21.2. Operating leases

The Company leases its facilities and certain equipment under non cancelable operating leases, which expire through 2015. Future minimum lease payments under operating leases due for the fiscal years ending December 31, 2011 are as follows:

( I n thousands of U.S. dollars)	December 31,
2012	1,142
2013	605
2014	403
2015	228
TOTAL	2,378

Rental expense for the years ended December 31, 2009, 2010 and 2011 was approximately, $1,418,000, $1,470,000 and $1,124,000 respectively.

21.3. Litigation

While we may be engaged in various claims and legal proceedings in the ordinary course of business, we are not involved (whether as a defendant or otherwise) in and we have no knowledge of any threat of, any litigation, arbitration or administrative or other proceeding that management believes will have a material adverse effect on our consolidated financial position or results of operations.

On November 9, 2007 a putative class action was filed in the United States District Court for the Southern District of New York against the Company and certain of its current and former officers entitled Billhofer v. Flamel Technologies, et al. The complaint purports to allege claims arising under the Securities Exchange Act of 1934 based on certain public statements by the Company concerning, among other things, a clinical trial involving Coreg CR and seeks the award of damages in an unspecified amount. By Order dated February 11, 2008, the Court appointed a lead plaintiff and lead counsel in the action. On March 27, 2008, the lead plaintiff filed an amended complaint that continued to name the Company and two previously named officers as defendants and asserted the same claims based on the same events as alleged in the initial complaint. On May 12, 2008, the Company filed a motion to dismiss the action, which the Court denied by Order dated October 1, 2009.  On April 29, 2010, the lead plaintiff moved to withdraw and substitute another individual as lead plaintiff and to amend the Case Management Order.  On June 22, 2010, the lead plaintiff voluntarily agreed to dismiss the action against one of the previously named officers. On September 20, 2010, the Court granted the lead plaintiff’s withdraw and substitution motion and the parties proceeded to engage in fact discovery. On December 15, 2011, the lead plaintiff filed a motion to amend the complaint. The proposed second amended complaint named the Company and the officer previously sued as defendants and asserts the same claims as were alleged in the prior pleading. The lead plaintiff, however, has substantially revised his asserted basis for contending that the defendants should be found liable for the statements at issue. The Company is reviewing the proposed new pleading and may choose to oppose the motion. On March 6, 2012, the Court issued its opinion granting the lead plaintiff’s motion for class certification, which was originally filed in October 2010 and opposed by the Company. The Company intends to vigorously defend itself in the action.

FLAMEL TECHNOLOGIES S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In May 2011, we announced the filing of a lawsuit in the U.S. District Court for the District of Columbia against Lupin for infringement of our US Patent No. 6,022,562, which is held by the Company and associated with Coreg CR. The lawsuit was dismissed in favor of a lawsuit involving the same parties for infringement of the same patent that was lodged in the U.S. District Court for the District of Maryland in May 2011. GSK is a third party defendant in the Maryland lawsuit. The lawsuit is based on the Abbreviated New Drug Application (ANDA) filed by Lupin seeking permission to manufacture and market a generic version of Coreg CR before the expiration of the patent. In September 2011, Flamel filed a lawsuit in the U.S. District Court of Maryland against Anchen Pharmaceuticals, Inc., for infringement of the same patent. The lawsuit is based on the ANDA filed by Anchen seeking permission to manufacture and market a generic version of Coreg CR before the expiration of the patent. The Court is awaiting an answer from GSK to a Third Party Complaint that was filed by Anchen in the case.

22. Industry and geographic information:

The Company operates in one segment, the development and commercialization of controlled-release therapeutic products based on its proprietary polymer based technology.

Revenues from GSK represented 60% of total revenues in 2009, 46% in 2010 and 67% in 2011.

Operations outside of France consist principally of the operations of the U.S. subsidiary, which had no sales to third parties in 2009, 2010 or 2011.

Revenues by geographic location of customers are as follows:

(in thousands of U.S. dollars)	As of December 31,
	2009	2010	2011
Revenues
United Kingdom & Ireland	24,792	16,641	17,619
USA	4,021	3,929	3,694
France	2,691	2,425	1,763
Europe	10,614	14,098	9,524
Total Revenues	42,118	37,094	32,600

The following is a summary of long-lived assets by geographic location:

(in thousands of U.S. dollars)	As of December 31,
	2010	2011

Long-lived assets:
USA	$7	$5
France	$29,245	$32,745
Total long-lived assets	$29,252	$32,750

FLAMEL TECHNOLOGIES S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. Post Balance Sheet Events

Effective March 13, 2012, Flamel acquired, through its wholly owned subsidiary Flamel US Holdings, Inc., or Flamel US, all of the membership interests of Éclat Pharmaceuticals from Éclat Holdings, LLC, or Éclat Holdings, an affiliate of Flamel’s largest shareholder Deerfield Capital L.P. Éclat Pharmaceuticals is a specialty pharmaceuticals business focused on the development, approval and commercialization of niche brands and generic pharmaceutical products. In exchange for all of the issued and outstanding membership interests of Éclat, Flamel US provided consideration primarily consisting of:

-	a $12 million senior, secured six-year note that is guaranteed by us and our subsidiaries and secured by the equity interests and assets of Éclat;
-	two warrants to purchase a total of 3,300,000 ADSs of Flamel; and
-	a commitment to make earnout payments of 20% of any gross profit generated by certain Éclat launch products and to pay 100% of any gross profit generated by Hycet® up to a maximum of $1 million. The Purchase Agreement also contains certain representations and warranties, covenants, indemnification and other customary provisions.

Flamel US issued the note pursuant to a Note Agreement among Flamel, Flamel US and Éclat Holdings dated March 13, 2012. The note is payable over six years only if certain contingencies are satisfied, namely that: (a) two or more Éclat launch products are approved by the FDA, or (b) one Éclat launch product is approved by the FDA and has generated $40 million or more in cumulative net sales. These contingencies are referred to as Thresholds. If either Threshold is satisfied, Flamel US will pay 25% of the original principal amount due under the note on each of the third, fourth, fifth and sixth anniversaries of the date of the note. The note accrues interest at an annual rate of 7.5%, payable in kind, until one Éclat launch product is approved by the FDA. After FDA approval of one Éclat launch product is obtained, any interest previously capitalized is payable in cash no later than nine months following FDA approval, and any future interest is payable in cash when due.

Two six-year warrants were issued to purchase an aggregate of 3,300,000 ADSs, each representing one ordinary share, of Flamel. One warrant is exercisable for 2,200,000 ADSs at an exercise price of $7.44 per ADS, and the other warrant is exercisable for 1,100,000 ADSs at an exercise price of $11.00 per ADS. The warrants may only be exercised upon approval by the holders of Flamel’s ordinary shares. If shareholder approval is not obtained by March 13, 2014, the term of the warrants will extend to seven years, and the Warrants may be cash settled if the holder chooses to redeem the warrants at a redemption price based on the intrinsic value of the warrant.

The allocation of the purchase price to the assets and liabilities acquired in the transaction is in the process of being conducted.

In March 2012, Flamel announced a transition to a new Chief Executive Officer. Stephen H. Willard, Chief Executive Officer since June 2005, resigned as Chief Executive Officer effective March 13, 2012 but will remain an employee of Flamel US through December 31, 2012 and will remain on the Board of Directors of Flamel. Michael S. Anderson, the Chief Executive Officer of Éclat, was appointed as Chief Executive Officer of Flamel on March 13, 2012.

24. Related Party Transactions

In March 2012, we acquired, through our wholly owned subsidiary Flamel US, all of the membership interests of Éclat from Éclat Holdings, an affiliate of Flamel’s largest shareholder Deerfield Capital L.P. see “note 23 - Post Balance Sheet Events”. Upon closing of the acquisition, Mr. Anderson, the Chief Executive Officer of Éclat, was appointed Chief Executive Officer of Flamel. Mr Anderson retains a minority interest in Éclat Holdings, or its successor company, and does not have the ability to control this entity by virtue of his minority interest.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FLAMEL TECHNOLOGIES S.A.
(Registrant)

/s/ Michael S. Anderson

Michael S. Anderson
Chief Executive Officer

Date: April 27, 2012

EXHIBIT INDEX

Exhibit Number	Description

1.1	Revised Statuts or bylaws of the Company (Filed herewith)
2.1	Deposit Agreement among Flamel, The Bank of New York, as Depositary, and holders from time to time of American Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt) (1)
4.1*	Note Agreement among Flamel Technologies S.A., Flamel US Holdings, Inc. and Éclat Holdings, LLC, dated March 13, 2012 (2)
4.2	Guaranty of Note made by Flamel Technologies S.A. in favor of Éclat Holdings, LLC, dated March 13, 2012 (2)
4.3	Warrant to purchase 2,200,000 American Depositary Shares, each representing one Ordinary Share of Flamel Technologies S.A. (2)
4.4	Warrant to purchase 1,100,000 American Depositary Shares, each representing one Ordinary Share of Flamel Technologies S.A. (2)
4.5	Registration Rights Agreement between Flamel Technologies S.A. and Éclat Holdings, LLC, dated March 13, 2012 (2)
8.1	List of Subsidiaries (Filed herewith)
11.1	Code of Ethics for CEO (Directeur Général), Delegated Managing Directors (Directeurs Généraux Délégués) and Senior Financial Officers (2)
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith)
13.1	Certification of the Chief Executive Officer pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Furnished herewith)
13.2	Certification of the Principal Financial Officer pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Furnished herewith)
23.1	Consent of PricewaterhouseCoopers Audit (Filed herewith)

(1) Incorporated by reference to Post-Effective Amendment No. 1 to the Company’s registration statement on Form F-6 filed July 26, 2001, as amended (No. 333-12790).

(2) Incorporated by reference to the Company’s Current Report on Form 6-K, filed March 21, 2012.

(3) Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on April 26, 2004.

*Confidential treatment has been requested for the redacted portions of this agreement. A complete copy of the agreement, including the redacted portions, has been filed separately with the Securities and Exchange Commission

The registrant undertakes to provide to each shareholder requesting the same a copy of each exhibit referred to herein upon payment of a reasonable fee limited to the registrant’s reasonable expenses in furnishing such exhibit.