Form 20-F
period 2012-12-31
FLAMEL TECHNOLOGIES SA
filed 2013-04-30
CIK 1012477

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Yes	☒	No☐

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

Item 17	☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	☐	No☒

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

The following product or technology designations are trademarks of the Company: Basulin®, Flamel Technologies®, Micropump®, Medusa®, Trigger Lock™, Delivax®, LiquiTime®, Hycet®, Vazculep™, Bloxiverz™ and Neoversa™.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. The words “will,” “may,” “believe,” “expect,” “anticipate,” “estimate,” ”project” and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations. Factors that could cause actual results to differ from expectations include, among others, those specified in “Risk Factors” beginning on page 3, some of which are highlighted below:

•	we depend on a few customers for the majority of our revenues, and the loss of any one of these customers could reduce our revenues significantly.

•	although products that incorporate our drug delivery technologies and development products acquired through our acquisition of Éclat Pharmaceuticals, LLC, or Éclat, may appear promising at their early stages of development and in clinical trials, none of these potential technologies or products may reach the commercial market for any number of reasons.

•	our focusing on (i) the development and licensing of five versatile, proprietary drug delivery platforms, (ii) the development of novel, high-value products based on our drug delivery platforms and (iii) as a result of our acquisition of Éclat, the development, approval, and commercialization of niche branded and generic pharmaceutical products in the U.S., rather than primarily on collaborative agreements with pharmaceutical and biotechnology companies, may not be successful.

•	revenues from our drug delivery business depend primarily on pharmaceutical and biotechnology companies successfully developing products that incorporate our drug delivery platforms.

•	we must invest substantial sums in research and development in order to remain competitive, and we may not fully recover these investments.

•	we must comply with various covenants and obligations under the note agreement with Éclat Holdings, related to the acquisition of Eclat and our failure to do so could adversely affect our ability to operate our business, develop our product portfolio or pursue certain opportunities.

•	we depend upon a single site to manufacture our drug delivery products, and any interruption of operations could have a material adverse effect on our business..

•	we depend upon a limited number of suppliers for certain raw materials used in our products, and any failure to deliver sufficient quantities of supplies could interrupt our production process and could have a material adverse effect on our business.

•	if our competitors develop and market technologies or products that are more effective or safer than ours, or obtain regulatory approval and market such technologies or products before we do, our commercial opportunity will be diminished or eliminated.

•	if we cannot keep pace with the rapid technological change in our industry, we may lose business, and our drug delivery platforms and drug products could become obsolete or noncompetitive.

•	if we cannot adequately protect our technology and proprietary information, we may be unable to sustain a competitive advantage.

•	even if we and our partners obtain necessary regulatory approvals, our products and platforms may not gain market acceptance.

•	our collaborative arrangements may give rise to disputes over commercial terms, contract interpretation and ownership of intellectual property and may adversely affect the commercial success of our products.

iii

•	third parties have claimed, and may claim in the future, that our platforms, or the products in which they are used, or our products infringe on their rights and we may incur significant costs resolving these claims or may not be able to resolve.

•	we can offer no assurance that any patents issued to us will provide us with competitive advantages or will not be infringed, challenged, invalidated or circumvented by others, or that the patents or proprietary rights of others will not have an adverse effect on our ability to do business.

•	if our third party collaborative partners face generic competition for their products, our revenues and royalties from such products may be adversely affected.

•	healthcare reform and restrictions on reimbursements may limit our financial returns.

•	fluctuations in foreign currency exchange rates and the impact of the European sovereign debt crisis may clause fluctuations in our financial results.

•	products that incorporate our drug delivery platforms and Éclat development products in are subject to regulatory approval. If such approvals are not obtained, or are delayed, our revenues may be adversely affected.

•	we are subject to U.S.federal and state laws prohibiting “kickbacks” and false claims that, if violated, could subject us to substantial penalties, and any challenges to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, causing harm to our business.

•	companies to which we have licensed our technologies are subject to extensive regulation by the FDA and other regulatory authorities. Their failure to meet these regulatory requirements could adversely affect our business.

•	we may face product liability claims related to participation in clinical trials or the use or misuse of our products or third party products that incorporate our technologies.

•	if we use biological and hazardous materials in a manner that causes injury, we may be liable for significant damages.

•	we may fail to realize the anticipated benefits expected from the acquisition of Éclat and its portfolio of pipeline products.

•	if we choose to acquire new and complementary businesses, products or technologies, we may be unable to complete these acquisitions or to successfully integrate them in a cost effective and non-disruptive manner.

•	our share price has been volatile and may continue to be so.

•	because we have had limited commercial sales, investors in our shares may have difficulty evaluating our prospects.

•	if we are not profitable in the future, the value of our shares may fall.

•	our operating results may fluctuate, which may adversely affect our share price.

•	we currently do not intend to pay dividends, and cannot assure shareholders that we will make dividend payments in the future.

•	our largest shareholders own a significant percentage of our share capital and hold the related voting rights of the Company.

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

ITEM 2. Offer Statistics and Expected Timetable

Not applicable.

ITEM 3. Key Information

Selected Financial Data

The selected consolidated financial data as of and for each of the five years ended December 31, 2012 are derived from the Consolidated Financial Statements of the Company, which have been prepared in accordance with U.S. GAAP and audited by an independent registered accounting firm with the Public Company Accounting Oversight Board (United States). The selected consolidated financial data of the Company set forth below are qualified by reference to, and should be read in conjunction with, ‘Item 5. Operating and Financial Review and Prospects’ and the Consolidated Financial Statements and the Notes related thereto appearing elsewhere in this annual report.

Statement of Operations Data*:

	2008	2009	2010	2011	2012

Revenues	38,619	42,118	37,094	32,600	26,101
Cost and Expenses	(51,801)	(53,871)	(46,934)	(42,183)	(34,464)
Income (Loss) from Operations	(13,182)	(11,753)	(9,840)	(9,583)	(8,363)
Interest and foreign exchange gain (loss), net	1,417	342	549	867	331
Other income	181	(28)	525	134	102
Income (loss) before income tax	(11,584)	(11,439)	(8,766)	(8,582)	(7,930)
Income tax benefit (expense)	(500)	-	(209)	(192)	4,702
Net income (loss)	(12,084)	(11,439)	(8,975)	(8,774)	(3,228)
Income (Loss) from Operations per ordinary share	$(0.55)	$(0.49)	$(0.40)	$(0.39)	$(0.33)
Basic earnings (loss) per ordinary share.	$(0.50)	$(0.47)	$(0.37)	$(0.36)	$(0.13)
Diluted earnings (loss) per ordinary share	$(0.50)	$(0.47)	$(0.37)	$(0.36)	$(0.13)
Basic weighted average number of shares outstanding (in thousands).	24,082	24,225	24,411	24,669	25,135
Diluted weighted average number of shares outstanding (in thousands)	24,082	24,225	24,411	24,669	25,135
Dividends per share	-	-	-	-	-

*	in thousands of U.S. dollars, except share and per share data

Balance Sheet Data*:

	2008	2009	2010	2011	2012
Cash, Cash equivalents & marketable securities	$37,078	$44,068	$31,344	$24,491	$9,155
Working capital**	38,934	44,185	25,941	18,338	10,726
Total assets	91,861	94,296	74,614	69,402	117,311
Long term liabilities (excluding deferred revenues)	22,859	20,744	15,641	19,763	72,267
Shareholders’ equity	48,546	44,863	36,305	29,794	30,504

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

Year Ended December 31,
Euro to U.S. Dollar:	High	Low	Average Rate[1]
2012	1.3454	1.2089	1.2856
2011	1.4882	1.2889	1.3917
2010	1.4563	1.1942	1.3268
2009	1.512	1.2555	1.3933
2008	1.599	1.246	1.4706
2007	1.4874	1.2893	1.37064

Previous Six Months,
Euro to U.S. Dollar:	High	Low	Average Rate[1]
March 2013	1.3090	1.2768	1.2964
February 2013	1.3644	1.3077	1.3359
January 2013	1.3550	1.3012	1.3288
December 2012	1.3302	1.2905	1.3119
November 2012	1.2994	1.2694	1.2828
October 2012	1.3120	1.2877	1.2974

 1 Annual totals represent the average of the noon buying rates for Euros of each business day during the relevant period, according to the ‘Banque de France’. Monthly totals represent the average of the noon buying rates for Euros for each business day during the relevant month according to the ‘Banque de France’.

The exchange rate for the Euro against the U.S. dollar as of April 26, 2013, was $1.2999 to € 1.00. The Company makes no representation that Euro amounts have been, could have been or could be converted into dollars at any of the exchange rates referred to herein as of a given date.

Risk Factors

Our business faces many risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently believe are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occur, our business, financial condition or results of operations could suffer, and the trading price of our securities could decline. As a result, you should consider all of the following risks, together with all of the other information in this Annual Report on Form 20-F, before making an investment decision regarding our securities.

Risks Relating to Our Business and Industry

We depend on a small number of customers for the majority of the revenues related to our drug delivery platforms, and the loss of any one of these customers could reduce our revenues significantly.

We depend on a small number of customers for the majority of our revenues from our drug delivery platforms.  Revenue from GlaxoSmithKline plc (GSK) generated 61% of total revenues in 2012. The termination of our relationship with GSK and our failure to broaden our customer base could cause our revenues to decrease significantly and result in losses from our operations. Further, we may be unable to negotiate favorable business terms with customers and partners that represent a significant portion of our revenues. If so, our revenues and gross profits, if any, may not grow as expected or may not grow at a rate sufficient to make us profitable.

Our focusing on (i) the development and licensing of five versatile, proprietary drug delivery platforms, (ii) the development of novel, high-value products based on our drug delivery platforms and (iii) as a result of our acquisition of Éclat, the development, approval, and commercialization of niche branded and generic pharmaceutical products in the U.S., rather than primarily on collaborative agreements with pharmaceutical and biotechnology companies, may not be successful.

We have relied primarily over recent years on our collaborative agreements and relationships with pharmaceutical and biotechnology companies as partners with respect to our drug delivery platforms and our change in focus to the development of novel, high-value products based on our drug delivery platforms and (iii) as a result of our acquisition of Éclat, the development, approval, and commercialization of niche branded and generic pharmaceutical products in the US may not be successful in the near or long term and negatively impact our business, financial condition, and results of operations, and further increase our research and development expenses.

Our current revenues from our drug delivery business primarily depend on third party pharmaceutical and biotechnology companies successfully developing products that incorporate our drug delivery platforms.

We market and sell our technologies to third parties who incorporate our technologies into their products. We depend upon collaborative agreements with pharmaceutical and biotechnology companies to develop, test, obtain regulatory approval for and commercialize products that incorporate our drug delivery technologies. We currently have collaborative agreements or relationships with GSK, Theralpha SAS, Digna Biotech SL, Eagle Pharmaceuticals, Inc. and other pharmaceutical and biotechnology companies whose identities remain confidential.

The number of products that our partners successfully develop under these collaborative agreements will affect our revenues. We cannot control the timing or other aspects of the development or marketing by our partners of their products that incorporate our technologies and may not be informed by our partners concerning the timing and other aspects of their development or marketing efforts. The failure of one or more of our partners to develop successful products that incorporate our technologies or to perform as we expect under our agreements with them could have a material adverse effect on our business, financial condition and results of operations. We face risks relating to our collaborative agreements, including risks that:

•	our collaborative agreements may not result in any new commercial products;

•	the existing commercial products developed under our collaborative agreements may not be successful;

•	our pharmaceutical and biotechnology company partners may not successfully obtain regulatory approval in a timely manner, or at all, and may not market any commercial products;

•	we cannot control the amount and timing of resources that our pharmaceutical and biotechnology company partners devote to the development or commercialization of products using our technologies or to the marketing and distribution of those products;

•	we may not be able to meet the milestones established in current or future collaborative agreements;

•	we may not be able to successfully develop new drug delivery platforms that would be attractive to potential pharmaceutical or biotechnology company partners;

•	our collaborative partners may terminate their relationships with us; and

•	our collaborative partners may enter bankruptcy or otherwise dissolve.

Although products that incorporate our drug delivery platforms and products in development may appear promising at their early stages of development and in clinical trials, none of these potential platforms or products may reach the commercial market for a number of reasons.

Drug development is an inherently uncertain process with a high risk of failure at every stage of development. Successful research and development of pharmaceutical products is difficult, expensive and time consuming. Many product candidates fail to reach the market. We intend to continue to enhance our current technologies and pursue additional proprietary drug delivery platforms. Our success will depend on the discovery and the successful commercialization of products that can utilize our drug delivery platforms and development products from Éclat. If products incorporating our drug delivery platforms or our development products fail to reach the commercial market, our future revenues would be adversely affected.

Even if our products and technologies appear promising during various stages of development, there may not be successful commercial applications developed for them for a number of reasons, including:

•	the U.S. Food and Drug Administration (FDA), the European Medicines Agency (EMA), the competent authority of an EU Member State or an institutional review board (IRB), or an Ethics Committee (EU equivalent to IRB), or our pharmaceutical or biotechnology partners may delay or halt applicable clinical trials;

•	we or our pharmaceutical or biotechnology partners may face slower than expected rate of patient recruitment and enrollment in clinical trials, or may devote insufficient funding to the clinical trials;

•	we or our products and technologies or our pharmaceutical and biotechnology company partners’ products may be found to be ineffective or cause harmful side effects, or may fail during any stage of pre-clinical testing or clinical trials;

•	we may not find additional pharmaceutical or biotechnology companies to adopt our technologies or, if partnered, the business strategy of our partners may change;

•	we or our pharmaceutical and biotechnology company partners may find certain products using our technologies cannot be manufactured on a commercial scale and, therefore, may not be economical to produce;

•	we or our partners may determine that managed care providers are unwilling or unable to reimburse patients at an economically attractive level for products under development; or

•	products that use our technologies and products in development acquired from Éclat could fail to obtain regulatory approval or, if approved, fail to achieve market acceptance, fail to be included within the pricing and reimbursement schemes of the U.S. or EU Member States, or be precluded from commercialization by proprietary rights of third parties.

We must invest substantial sums in research and development in order to remain competitive, and we may not fully recover these investments.

To be successful in the highly competitive pharmaceutical industry, we must commit substantial resources each year to research and development in order to develop technologies and new products. In 2012, we spent $26.1 million on research and development. Our ongoing investments in research and development for future products could result in higher costs without a proportionate increase, or any increase, in revenues. The research and development process is lengthy and carries a substantial risk of failure. If our research and development does not yield sufficient new technologies and products that achieve commercial success, our future operating results will be adversely affected.

We must comply with various covenants and obligations under a note agreement with Breaking Stick LLC (formerly Éclat Holdings LLC) and a Facility Agreement with Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P. (Deerfield Entities) and our failure to do so could adversely affect our ability to operate our business, develop our product portfolio or pursue certain opportunities.

We and our subsidiaries are subject to financial and non-financial restrictive covenants under the note agreement with Breaking Stick LLC and facility agreement with the Deerfield Entities that may impair our ability and reduce our flexibility to operate and finance our business, plan for or react to changes in our business, the economy or the markets, or limit our ability to engage in activities that may be in our long term best interest. These covenants include, restrictive covenants with respect to (i) establishment of new subsidiaries, (ii) liquidation, dissolution, mergers, consolidations or other corporate reorganizations, (iii) prior to March 13, 2015, engaging someone other than Mr. Anderson to manage a substantial part of our business, unless Mr. Anderson’s employment agreement is terminated before such date other than as a result of our breach, (iv) making restricted payments (such as dividends or distributions) to any shareholder, (v) creating or incurring any lien on our assets or those of our subsidiaries, subject to certain permitted exceptions; and (vi) creating, incurring, assuming or guaranteeing any indebtedness, subject to certain permitted exceptions. If we were to default under the note or facility agreement by violating covenants or otherwise, Breaking Stick’s remedies would include the ability to, among other things, accelerate payment of all or a substantial portion of the amounts payable under the note and seize outstanding receivables. Our largest shareholder, Deerfield Capital, has a controlling interest, and our Chief Executive Officer, Mr. Anderson, has a minority interest in Breaking Stick. As a result, their interest may differ from those of our other shareholders. Defaults under the note or facility agreement, if not cured or waived, could have a material adverse effect on our business, financial condition, and results of operations.

We depend upon a single site to manufacture our drug delivery products, and any interruption of operations could have a material adverse effect on our business.

All of our manufacturing for our drug delivery platforms currently takes place in our production facilities located in Pessac, France. A significant interruption of operations at this facility for any reason, such as fire, flood, labor disruptions or other manmade or natural disaster or a failure to obtain or maintain required regulatory approvals, could have a material adverse effect on our business, financial condition and results of operations. In case of a disruption, we may need to establish alternative manufacturing sources for our drug delivery products, and this would likely lead to substantial production delays as we build or locate replacement facilities and seek to satisfy necessary regulatory obligations, including undergoing a successful inspection by the FDA, EMA, the competent authorities of EU Member States or our clients and obtaining the required regulatory approvals with respect to our drug delivery products. If this occurs, we may be unable to demonstrate compliance with applicable regulatory requirements governing manufacturing and to satisfy contractual obligations related to our drug delivery products with our pharmaceutical or biotechnology partners in a timely manner.

We depend on a limited number of suppliers for certain raw materials used in our drug delivery platforms and for the manufacture of certain products in development, and any failure of such suppliers to deliver sufficient quantities of these raw materials or product could interrupt our production process and could have a material adverse affect on our business.

We purchase a number of raw materials used in our drug delivery platforms and products in development from a limited number of suppliers, including a single supplier for certain key ingredients. These raw materials include excipients such as celpheres and cellets and active ingredients such as carvedilol phosphate used for the production of Coreg CR® microparticles and polyglutamate used in the production of our Medusa polymers. We use a contract manufacturing organization for the supply of our products in development. We generally have contracts in place with these suppliers, which are reviewed based on future forecast requirements. We determine minimum inventory levels based on our goal of holding at least three months of future requirements in inventory. If the supplies of these materials were interrupted for any reason, our manufacturing and marketing of certain products could be delayed. These delays could be extensive and expensive, especially in situations where a substitution was not readily available or required variations of existing regulatory approvals and certifications or additional regulatory approval. For example, an alternative supplier may be required to pass an inspection by the FDA, EMA or the competent authorities of EU Member States for compliance with current Good Manufacturing Practices (cGMP) requirements before we may incorporate that supplier’s ingredients into our manufacturing. We expect to continue relying on our current suppliers for the foreseeable future, but failure to obtain adequate supplies in a timely manner could have a material adverse effect on our business, financial condition and results of operations.

We depend on key personnel to execute our business plan. If we cannot attract and retain key personnel, we may not be able to successfully implement our business plan.

Our success depends in large part upon our ability to attract and retain highly qualified personnel. During our operating history, we have assigned many key responsibilities within our Company to a relatively small number of individuals, each of whom has played key roles in executing various important components of our business. We do not maintain material key person life insurance for any of our key personnel. If we lose the services of Michael S. Anderson, our Chief Executive Officer, we may have difficulty executing our business plan in the manner we currently anticipate. Further, because each of our key personnel is involved in numerous roles in various components of our business, the loss of any one or more of such individuals could have an adverse effect on our business.

If our competitors develop and market technologies or products that are safer or more effective than ours, or obtain regulatory approval and market such technologies or products before we do, our commercial opportunity will be diminished or eliminated.

Competition in the pharmaceutical and biotechnology industry is intense and is expected to increase. We compete with academic laboratories, research institutions, universities, joint ventures and other pharmaceutical and biotechnology companies, including other companies developing drug delivery platforms. Some of these competitors are also our business partners. Our Medusa technology competes with technologies from companies such as Ambrx, Enzon, Polytherics, or Prolor Biotech. Numerous companies, such as Acusphere, Supernus or Depomed, develop oral drug delivery platform that can compete with our Micropump technology. LiquiTime (liquid oral controlled-delivery platform) competes with technologies such as those developed Tris Pharma. With our Trigger Lock technology, we compete with companies seeking to develop abuse-deterrent formulations of scheduled drugs such as Pain Therapeutics or Acura Pharmaceuticals. The Éclat products compete with products of companies such as Covidien, Hi-Tech, and others. If we are successful in expanding our marketed products, we will encounter more competitors.

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

Additionally, new chemical entities could be developed that, if successful, could compete against our technologies or products. Among the many experimental therapies being tested in the U.S. and in the EU, there may be some that we do not now know of that may compete with our drug delivery platforms or products in the future. These chemical entities and new products may be safer or may work better than our technologies or products. Our collaborators could choose a competing drug delivery platform to use with their drugs instead of one of our drug delivery platforms.

We may fail to realize the anticipated benefits expected from the acquisition of Éclat and its portfolio of pipeline products.

With the acquisition of Éclat, a new part of our business strategy is to grow its existing product, Hycet, and to develop, obtain FDA approval and commercialize its portfolio of potential niche brand and generic specialty pharmaceutical products. We also are aiming to transition to a more vertically integrated business model that adds increased commercial capabilities in the US to our existing drug delivery platforms. There can be no assurance that this strategy will be successful or that we will be able to successfully integrate and grow these two businesses, which could negatively impact our business and operating results.

If we choose to acquire new and complementary businesses, products or technologies, we may be unable to complete these acquisitions or to successfully integrate them in a cost effective and non-disruptive manner.

Our success depends in part on our ability to continually enhance and broaden our product offerings in response to market demands, competitive pressures and evolving technologies. Accordingly, we may in the future pursue the acquisition of complementary businesses, products or technologies instead of developing them ourselves. We do not know if we would be able to successfully complete any acquisitions, or whether we would be able to successfully integrate any acquired business, product or technology or retain any key employees. Integrating any business, product or technology we acquire could be expensive and time consuming, disrupt our ongoing business and distract our management. If we were to be unable to integrate any acquired businesses, products or technologies effectively, our business would suffer. In addition, any amortization or charges resulting from the costs of acquisitions could negatively impact our operating results.

If we cannot keep pace with the rapid technological change in our industry, we may lose business, and our drug delivery platforms could become obsolete or noncompetitive.

Our success also depends, in part, on maintaining a competitive position in the development of products and technologies in a rapidly evolving field. Major technological changes can happen quickly in the biotechnology and pharmaceutical industries. If we cannot maintain competitive products and technologies, our current and potential pharmaceutical and biotechnology company partners may choose to adopt the drug delivery platforms of our competitors. Our competitors may succeed in developing competing technologies or obtaining regulatory approval for products before us, and the products of our competitors may gain market acceptance more rapidly than our products. Such rapid technological change, or the development by our competitors of technologically improved or different products, could render our drug delivery platforms obsolete or noncompetitive.

If we cannot adequately protect our intellectual property and proprietary information, we may be unable to sustain a competitive advantage.

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

We may not have the necessary financial resources to enforce our patents. Further, patent protection once obtained is limited in time, after which competitors may use the covered technology without obtaining a license from us. Because of the time required to obtain regulatory marketing approval, the period of effective patent protection for a marketed product is frequently substantially shortened.

We also rely on trademarks, copyrights, trade secrets and know-how to develop, maintain and strengthen our competitive position. To protect our trade secrets and proprietary technologies and processes, we rely, in part, on confidentiality agreements with our employees, consultants, advisors and partners. These agreements may not provide adequate protection for our trade secrets and other proprietary information in the event of any unauthorized use or disclosure, or if others lawfully develop the information. If these agreements are breached, we cannot be certain that we will have adequate remedies. Further, we cannot guarantee that third parties will not know, discover or independently develop equivalent proprietary information or techniques, or that they will not gain access to our trade secrets or disclose our trade secrets to the public. Therefore, we cannot guarantee that we can maintain and protect unpatented proprietary information and trade secrets. Misappropriation or other loss of our intellectual property would adversely affect our competitive position and may cause us to incur substantial litigation or other costs.

The implementation of the Leahy-Smith America Invents Act of 2011 may adversely affect our business.

The Leahy-Smith America Invents Act of 2011 (AIA), which was signed into law on September 16, 2011, includes several provisions that may impact our business and patent protection in the United States. The AIA changes the current U.S. “first-to-invent” system to a system that awards a patent to the “first-inventor-to-file” for an application for a patentable invention. This change alters the pool of available materials that can be used to challenge patents in the U.S. and eliminates the ability to rely on prior research to lay claim to patent rights. Disputes will be resolved through new derivation proceedings and the AIA creates mechanisms to allow challenges to newly issued patents in reexamination proceedings. Although many of the changes bring U.S. law into closer harmony with EU and other national patent laws, the new bases and procedures may make it easier for competitors to challenge our patents, which could result in increased competition and have a material adverse effect on our business and results of operations. The changes may also make it harder to challenge third-party patents and place greater importance on being the first inventor to file a patent application on an invention. The AIA amendments to patent filing and litigation procedures in the U.S., may result in litigation being more complex and expensive and divert the efforts of our technical and management personnel.

Even if we and our partners obtain necessary regulatory approvals, their and our products and our technologies may not gain market acceptance.

Even if we and our pharmaceutical and biotechnology company partners obtain the necessary regulatory approval to market products or products that incorporate our technologies, such products, technologies and product candidates may not gain market acceptance among physicians, patients, healthcare payers and medical communities. The degree of market acceptance of any product, technology or product candidate will depend on a number of factors, including:

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

If any of our products or technologies or our partners’ products fail to achieve market acceptance, our ability to generate revenue will be limited, which would have a material adverse effect on our business.

Our collaborative arrangements may give rise to disputes over commercial terms, contract interpretation and ownership of our intellectual property and may adversely affect the commercial success of our products.

Our business continues to be dependent on our ability to work with customers and partners in collaborative relationships to develop products using our technologies, although we have products in development that are not dependent on these collaborative relationships.. We have in the past and expect that in the future we will enter into collaborative arrangements, some of which not evidenced by formal or executed definitive agreements, but rather by memoranda of understanding, material transfer agreements, options or feasibility agreements. If the collaborative relationships give rise to disputes regarding the relative rights, obligations and revenues of the parties, including the ownership of intellectual property and associated rights and obligations, such disputes may delay collaborative research, development or commercialization of potential products and may lead to lengthy and expensive litigation or arbitration. The terms of collaborative arrangements may also limit or preclude us from fully developing our products or technologies developed pursuant to such collaborations. Additionally, the collaborators under these arrangements may breach the terms of their respective agreements or fail to prevent infringement of the licensed patents by third parties. Moreover, negotiating collaborative arrangements often takes considerably longer to conclude than the parties initially anticipate, which could cause us to agree to less favorable agreement terms that delay or defer recovery of our development costs and reduce the funding available to support key programs or the development of our products and technologies.

We may be unable to enter into future collaborative arrangements on acceptable terms, which could also adversely affect our ability to develop and commercialize our current and potential future products. Further, even if we do enter into acceptable collaboration arrangements, it is possible that our collaborative partners may not choose to develop and commercialize products using our technologies or may not devote sufficient resources to the development and commercial sales of products using our technologies. Our collaborative arrangements may also limit or preclude us with respect to the development of our products or technologies that may compete with those of our collaborators, but may not necessarily restrict our collaborative partners from competing with us or restrict their ability to market or sell competitive products. Our current and any future collaborative partners may pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us or may terminate their relationships with us or otherwise decide not to proceed with development and commercialization of products containing our drug delivery platform.

If we or our collaborative partners are required to obtain licenses from third parties, our revenues and royalties on any commercialized products could be reduced.

The development of some of our products may require the use of technology developed by third parties. The extent to which efforts by other researchers have resulted or will result in patents and the extent to which we or our collaborative partners are forced to obtain licenses from others, if available, on commercially reasonable terms is currently unknown. If we or our collaborative partners must obtain licenses from third parties, fees must be paid for such licenses, which would reduce the revenues and royalties we may receive on commercialized products that incorporate our technologies.

Third parties may claim, that our technologies, or the products in which they are used, or our products infringe on their rights, and we may incur significant costs resolving these claims.

Third parties may claim, that the manufacture, use, import, offer for sale or sale of our drug delivery platforms or our products infringes on their patent rights. In response to such claims, we may have to seek licenses, defend infringement actions or challenge the validity of those patent rights in court. If we cannot obtain required licenses, are found liable for infringement or are not able to have such patent rights declared invalid, we may be liable for significant monetary damages, encounter significant delays in bringing products to market or be precluded from the manufacture, use, import, offer for sale or sale of products or methods of drug delivery covered by the patents of others. We may not have identified, or be able to identify in the future, U.S. or foreign patents that pose a risk of potential infringement claims.

Any claims that our products or technologies infringe or may infringe proprietary rights of third parties, with or without merit, could be time-consuming, result in costly litigation or divert the efforts of our technical and management personnel, any of which could disrupt our relationships with our partners and could significantly harm our operating results.

We enter into collaborative agreements with pharmaceutical and biotechnology companies to apply our drug delivery platforms to drugs developed by others. Ultimately, we receive license revenues and product development fees, as well as revenues from royalties and the sale of products incorporating our technology. The drugs to which our drug delivery platforms are applied are generally the property of our pharmaceutical and biotechnology company partners. Those drugs may be the subject of patents or patent applications and other forms of protection owned by such companies or third parties. If those patents or other forms of protection expire, are challenged or become ineffective, sales of the drugs by such companies may be restricted or may cease and adversely affect our revenues.

If our third party collaborative partners face generic competition for their products, our revenues and royalties from such products may be adversely affected.

Some of our third party collaborative partners may utilize our drug delivery platforms in products with exclusive rights secured by patents or other means. These rights are limited in time and do not always provide effective protection for their products. If our collaborative partners are unable to protect their products’ exclusivity or patent rights, generic competition may erode their market share, undermine the profitability of their products and limit the royalties we could collect from product sales. The expiration of the Hatch Waxman exclusivity for Coreg CR in April 2010 opens Coreg CR to potential generic competition, which may negatively affect the royalties we could collect in the future. Abbreviated New Drug Applications (ANDA) have been submitted to the FDA by Mutual Pharmaceuticals, Lupin Pharmaceuticals and Impax Laboratories requesting marketing approval of generic formulations of Coreg CR and by Anchen Pharmaceuticals regarding only 40 mg dosage strength. Should the FDA grant approval to either or both of these applications, our royalty income from sales of Coreg CR would be negatively affected (See Item 4 – Information on the Company – General Overview). To date, we have generated $49.4 million in royalty revenue from Coreg CR, the only product sold using our drug delivery platform.

Healthcare reform and restrictions on reimbursements may limit our financial returns.

Our ability to successfully commercialize our products and technologies may depend on the extent to which the government health administration authorities, the health insurance funds in the EU Member States, private health insurers and other third party payers in the U.S. will reimburse consumers for the cost of these products, which would affect the volume of drug products sold by pharmaceutical and biotechnology companies that incorporate our technology into their products. Third party payers are increasingly challenging both the need for, and the price of, novel therapeutic drugs and uncertainty exists as to the reimbursement status of newly approved therapeutics. The commercial success of our products depends in part on the conditions under which products incorporating our technology are reimbursed. Adequate third party reimbursement may not be available for such drug products to enable us to maintain price levels sufficient to realize an appropriate return on our investments in research and product development, which could materially and adversely affect our business. We cannot predict the effect that changes in the healthcare system, especially cost containment efforts, may have on our business. In particular, it is difficult to predict the effect of health care reform legislation enacted in the U.S. in 2010, certain provisions of which are still subject to regulatory implementation, further legislative change and ongoing judicial review. Any such changes or changes due to future legislation governing the pricing and reimbursement of healthcare products in the EU Member States may adversely affect our business.

Security breaches and other disruptions could compromise confidential information and expose us to liability and cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store proprietary data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, on our networks. The secure maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information systems and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, investigations by regulatory authorities in the U.S. and EU Member States, disruption to our operations and damage to our reputation, any of which could adversely affect our business.

Failure to comply with domestic and international privacy and security laws could result in the imposition of significant civil and criminal penalties.

The costs of compliance with these laws, including protecting electronically stored information from cyber attacks, and potential liability associated with failure to do so could adversely affect our business, financial condition and results of operations. We are subject to various domestic and international privacy and security regulations, including but not limited to The Health Insurance Portability and Accountability Act of 1996 (HIPAA). HIPAA mandates, among other things, the adoption of uniform standards for the electronic exchange of information in common healthcare transactions, as well as standards relating to the privacy and security of individually identifiable health information, which require the adoption of administrative, physical and technical safeguards to protect such information. In addition, many states have enacted comparable laws addressing the privacy and security of health information, some of which are more stringent than HIPAA.

Fluctuations in foreign currency exchange rates and the impact of the European sovereign debt crisis may cause fluctuations in our financial results.

For the year ended December 31, 2012, we derived 42% of our total revenues from transactions in U.S. dollars, but have 34% of our cash and cash equivalents, all of our marketable securities, and the majority of our expenses denominated in Euros. Our functional currency is the Euro and our reporting currency is the U.S. Dollar. As a result, both our actual and reported financial results could be significantly affected by fluctuations of the Euro relative to the U.S. dollar. We do not engage in substantial hedging activities with respect to the risk of exchange rate fluctuations, although we do, from time to time, purchase Euros against invoiced Dollar receivables.

Recent developments in the EU have created uncertainty about the ability of certain EU Member States to continue to service their sovereign debt obligations. This debt crisis and the related financial restructuring efforts may cause the value of the Euro to deteriorate, reducing the value of the Euro relative to the U.S. Dollar. Any strengthening in the U.S. Dollar relative to the Euro would have a negative effect on our balance sheet while a weakening in the U.S. Dollar relative to the Euro would have a positive effect. See ‘Quantitative and Qualitative Disclosures About Market Risk’ on page 75 for more information on the impact of currency exchange rate fluctuations. In addition, the sovereign debt crisis affecting some EU Member States is contributing to instability in global credit markets. If global economic and market conditions, or economic conditions in the European Union, the U.S. or other key markets, remain uncertain, persist or deteriorate further, our business, financial condition, results of operations and cash flows may be adversely affected.

Risks Relating to Regulatory and Legal Matters

Products that incorporate our drug delivery platforms and our development products acquired from Éclat and other products we may develop are subject to regulatory approval. If we or our pharmaceutical and biotechnology company partners do not obtain such approvals, or if such approvals are delayed, our revenues may be adversely affected.

In the U.S., federal state and local government agencies, primarily the FDA, regulate all pharmaceutical products, including existing products and those under development. We or our pharmaceutical and biotechnology company partners may experience significant delays in expected product releases while attempting to obtain regulatory approval for products incorporating our technologies. If we or our partners are not successful, our revenues and profitability may decline. We cannot control, and our pharmaceutical and biotechnology company partners cannot control, the timing of regulatory approval for any of these products, or if approval is obtained at all.

Applicants for FDA approval often must submit to the FDA extensive clinical and pre-clinical data as well as information about product manufacturing processes and facilities and other supporting information. Varying interpretations of the data obtained from pre-clinical and clinical testing could delay, limit or prevent regulatory approval of a drug product. The FDA also may require us or our partners to conduct additional pre-clinical studies or clinical trials. For instance, we do not anticipate the necessity to conduct individual toxicity and carcinogenicity tests for each product that we develop using the Medusa nano-particulate technology. Due to their special properties, however, nanoparticle formulations may pose different issues of safety or effectiveness than non-nanoscale products. With that in mind, the FDA may require additional toxicology tests and clinical trials to confirm the safety and effectiveness of product candidates using the Medusa technology, which would impact development plans for product candidates. Similarly, although we anticipate submitting applications for approval for the development products acquired from Éclat that rely on existing data to demonstrate safety and effectiveness, FDA may determine that additional studies particular to our products are necessary. If FDA requires such additional data, it would impact development plans for those products.

Changes in FDA approval policy during the development period, or changes in regulatory review for each submitted new product application, also may delay an approval or result in rejection of an application. For instance, under the Food and Drug Administration Amendments Act of 2007 (FDAAA), we or our partners may be required to develop risk evaluations and mitigation strategies, or REMS, to ensure the safe use of their product candidates. If the FDA disagrees with our or our partners’ REMS proposals, it may be more difficult and costly for us or our partners to obtain regulatory approval for product candidates. Similarly, FDAAA provisions may make it more likely that the FDA will refer a marketing application for a new product to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. This review may add to the wait time for approval, and, although the FDA is not bound by the recommendation of an advisory committee, objections or concerns expressed by an advisory committee may cause the FDA to delay or deny approval.

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

The FDA may also withdraw product clearances and approvals for failure to comply with regulatory requirements or if problems follow initial marketing. In the same way, medicinal products for supply on the EU market are subject to marketing authorization by either the European Commission, following an opinion by the EMA, or by the competent authorities of EU Member States. Applicants for marketing authorization must submit extensive technical and clinical data essentially in the form of the ICH Common Technical Document. The data is subject to extensive review by the competent authorities and may be considered inappropriate or insufficient. If applications for marketing authorization by pharmaceutical and biotechnology company partners are delayed, or rejected, if the therapeutic indications for which the product is approved are limited, or if conditional marketing authorization imposing post-marketing clinical trials or surveillance is imposed, our revenues may decline and earnings may be negatively impacted.

Manufacturers of drugs, including the active pharmaceutical ingredients, also must comply with applicable cGMP requirements, both as a condition of approval and for continued authority to manufacture and distribute products. Our manufacturing facilities and those of our pharmaceutical and biotechnology company partners may be required to pass a pre-approval inspection by the FDA, the EMA, the competent authorities of EU Member States or our customers, and will be subject to periodic inspection after that, all intended to ensure compliance with cGMP. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures, and we and our pharmaceutical and biotechnology company partners will need to ensure that all of our processes, methods and equipment are compliant with cGMP. We will be obligated to expend time, money and effort in production, record keeping and quality control to assure that the product meets applicable specifications and other requirements. If we, our pharmaceutical and biotechnology company partners or suppliers of key ingredients cannot comply with these practices, the sale of our products or products developed by our partners that incorporate our technologies may be suspended. This would reduce our revenues and gross profits.

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

Commercial products are subject to continuing regulation, and we on our own, and in conjunction with our pharmaceutical and biotechnology company partners, may be subject to adverse consequences if we or they fail to comply with applicable regulations.

We on our own and in conjunction with our pharmaceutical and biotechnology company partners will be subject to extensive regulatory requirements for our and their products and product candidates that incorporate our technologies, even if the products receive regulatory approval. These regulations are wide-ranging and govern, among other things:

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

We are subject to U.S. federal and state laws prohibiting “kickbacks” and false claims that, if violated, could subject us to substantial penalties, and any challenges to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.

We are subject to extensive and complex U.S. federal and state and international laws and regulations, including but not limited to, health care “fraud and abuse” laws, such as anti-kickback and false claims laws and regulations pertaining to government benefit program reimbursement, price reporting and regulations, and sales and marketing practices. These laws and regulations are broad in scope and they are subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or to alter one or more of our sales or marketing practices. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our revenues, profitability, and financial condition. In the current environment, there appears to be a greater risk of investigations of possible violations of these laws and regulations. This is reflected by recent enforcement activity and pronouncements by the US Office of Inspector General of the Department of Health and Human Services that it intends to continue to vigorously pursue fraud and abuse violations by pharmaceutical companies, including through the potential to impose criminal penalties on pharmaceutical company executives. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Regulatory reforms may adversely affect our ability to sell our products or technologies profitably.

From time to time, the US Congress, the Council of the European Union and the European Parliament, as well as the legislators of the EU Member States, adopt changes to the statutes that the FDA, the European Commission and the competent authorities of the EU Member States enforce in ways that could significantly affect our business. In addition, the FDA, the European Commission and the competent authorities of the EU Member States often issue new regulations or guidance, or revise or reinterpret their current regulations and guidance in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted or FDA, EU or EU Member State's regulations, guidance or interpretations changed, and what the impact of any such changes may be.

It is possible, however, that such changes could have a significant impact on the path to approval of products incorporating our technologies, our products or of competing products, and to our obligations and those of our pharmaceutical and biotechnology company partners. For example, the FDAAA contains a number of provisions that strengthen the FDA’s regulatory authority in various areas, including clinical trial registration and results reporting, pharmacovigilance, quality and other safety-related issues and post-approval clinical study requirements. As another example, with adoption of the Biologics Price Competition and Innovation Act of 2009 (BPCIA), enacted in March, 2010 as a subtitle of the Patient Protection and Affordable Care Act, biological products incorporating our technologies may face competition from “biosimilar” products that are approved via an abbreviated process on the basis of a showing that the product is highly similar to the approved product. This abbreviated approval pathway is intended to permit a biosimilar product to come to market more quickly and less expensively than if a “full” biologics license application (BLA) were submitted, by relying to some extent on FDA’s previous review and approval of the reference product to which the proposed product is similar. The BPCIA provides periods of exclusivity during which abbreviated applications may not be submitted to, or approved by, FDA, but the statute then allows approval by an abbreviated pathway and, if certain standards are met, a finding by FDA that the biosimilar product is interchangeable with the reference product. If competitors are able to obtain marketing approval for biosimilars under an abbreviated regulatory approval process in the U.S. or the EU, certain products incorporating our technologies may become subject to additional competition with the attendant pricing pressure. Because the BPCIA is a highly complicated statute that has only recently been enacted, there is uncertainty as to how many important components of the new law will be implemented. Some issues may be resolved by three draft guidances that FDA issued in February 2012 or by issuance of regulations or other guidances, but other positions may develop on an ad hoc basis as FDA confronts them in the context of specific applications. The recent modifications to the provisions of the Community Code on medicinal product governing pharmacovigilance also impose further reporting and surveillance obligations on our partner pharmaceutical and biotechnology companies and grant greater supervisory powers to the European Commission and the competent authorities of EU Member States.

We and companies to which we have licensed our technology and subcontractors we engage for services related to our in development products are subject to extensive regulation by the FDA and other regulatory authorities. Our and their failure to meet strict regulatory requirements could adversely affect our business.

We and companies to which we license our technology as well as companies acting as subcontractors for our products are subject to extensive regulation by the FDA, other domestic regulatory authorities and equivalent foreign regulatory authorities, particularly the European Commission and the competent authorities of EU Member States. Those regulatory authorities may conduct periodic audits or inspections of the applicable facilities to monitor compliance with regulatory standards and we remain responsible for the compliance of our subcontractors. If the FDA or another regulatory authority finds failure to comply with applicable regulations, the authority may institute a wide variety of enforcement actions, including: warning letters or untitled letters; fines and civil penalties; delays in clearing or approving, or refusal to clear or approve, products; withdrawal, suspension or variation of approval of products; product recall or seizure; orders to the competent authorities of EU Member States to withdraw or vary national authorization; orders for physician notification or device repair, replacement or refund; interruption of production; operating restrictions; injunctions; and criminal prosecution. Any adverse action by a competent regulatory agency could lead to unanticipated expenditures to address or defend such action and may impair the ability to produce and market applicable products, which could significantly impact our revenues and royalties that we receive from our customers.

We may face product liability claims related to clinical trials we may sponsor or for which we provide investigational products or technologies or the use or misuse of our products or products that incorporate our technologies.

The testing, including through clinical trials, manufacturing and marketing of our products or products that incorporate our drug delivery platforms may expose us to potential product liability and other claims resulting from their use. If any such claims against us are successful, we may be required to make significant compensation payments. Any indemnification that we have obtained, or may obtain, from contract research organizations or pharmaceutical and biotechnology companies or hospitals conducting human clinical trials on our behalf may not protect us from product liability claims or from the costs of related litigation. Insurance coverage is expensive and difficult to obtain, and we may be unable to obtain coverage in the future on acceptable terms, if at all. Although we currently maintain general liability insurance with a limit of €8 million and product liability and recall insurance with a limit of €10 million for products incorporating our technology, and coverage of $5 million for products marketed by Éclat. We believe the amounts to be commercially reasonable, we cannot be certain that the coverage limits of our insurance policies or those of our strategic partners will be adequate. If we are unable to obtain sufficient insurance at an acceptable cost, a product liability claim or recall could adversely affect our financial condition. Similarly, any indemnification we have obtained, or may obtain, from pharmaceutical and biotechnology companies with whom we are developing our drug delivery platforms may not protect us from product liability claims from the consumers of those products or from the costs of related litigation. If we are subject to a product liability claim, our product liability insurance may not reimburse us, or be sufficient to reimburse us, for any expenses or losses we may suffer. A successful product liability claim against us, if not covered by, or if in excess of, our product liability insurance, may require us to make significant compensation payments. These payments would be reflected as expenses on our statement of operations and reduce our earnings.

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

We currently maintain environmental liability, property, business interruption and casualty insurance with aggregate maximum limits of €115 million, which are limits that we believe to be commercially reasonable, but may be inadequate to cover any actual liability or damages. If we fail to comply with environmental regulations, we could be subject to criminal sanctions and/or substantial liability for any damages that result, and any such liability could be significant.

Risks Relating to Ownership of Our Securities

Our share price has been volatile and may continue to be volatile.

The trading price of our shares has been, and is likely to continue to be, highly volatile. The market value of an investment in our shares may fall sharply at any time due to this volatility. During the year ended December 31, 2012, the closing sale price of our ADSs as reported on the NASDAQ National Market ranged from $2.99 to $7.67. During the year ended December 31, 2011, the closing sale price of our ADSs as reported on the NASDAQ National Market ranged from $3.85 to $6.97. The market prices for securities of drug delivery, biotechnology and pharmaceutical companies historically have been highly volatile. Factors that could adversely affect our share price include, among others:

•	fluctuations in our operating results;

•	announcements of technological collaborations, innovations or new products by us or our competitors;

•	actions with respect to the acquisition of new or complementary businesses;

•	governmental regulations;

•	developments in patent or other proprietary rights owned by us or others;

•	public concern as to the safety of drug delivery platforms developed by us or drugs developed by others using our platform;

•	the results of pre-clinical testing and clinical studies or trials by us or our competitors;

•	adverse events related to our products or products developed by pharmaceutical and biotechnology company partners that use our drug delivery platforms;

•	lack of efficacy of our products;

•	litigation;

•	decisions by our pharmaceutical and biotechnology company partners relating to the products incorporating our technologies;

•	actions by the FDA, the EMA or national authorities of EU Member States in connection with submissions related to the products incorporating our technologies;

•	the perception by the market of biotechnology and high technology companies generally; and

•	general market conditions, including the impact of the current financial environment.

Because we have limited commercial sales, evaluating our prospects may be difficult.

We recorded the first commercial sales of products using one of our polymer technologies through our partner, Corning, in 1999. Our first commercial sales of a pharmaceutical compound incorporating our Micropump technology occurred in March 2007 with the launch of Coreg CR. We have had no commercial sales to date of products incorporating our Medusa technology. Accordingly, we have only a limited history of commercial sales, which may make it difficult to evaluate our prospects. The difficulty in evaluating our prospects may cause volatile fluctuations in the market price of our shares as investors and holders react to information about our prospects. Since 1995, we have generated revenues from product development fees and licensing arrangements and royalties. Our business and prospects must be evaluated in light of the risks and uncertainties of a company with limited commercial sales of products and only two currently marketed products, one of which, Hycet, we consider a niche product.

If we are not profitable in the future, the value of our shares may fall.

We have a history of operating losses and have accumulated aggregate net loss from inception of approximately $193 million through December 31, 2012. If we are unable to earn a profit in future periods, the market price of our stock may fall. The costs for research and product development of our drug delivery platforms and general and administrative expenses have been the principal causes of our net losses in recent years. Our ability to operate profitably depends upon a number of factors, many of which are beyond our direct control. These factors include:

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

We may require additional financing to fund the development and possible acquisition of new drug products and delivery platforms and to increase our production capacity beyond what is currently anticipated. We may consume available resources more rapidly than currently anticipated, resulting in the need for additional funding. If we cannot obtain financing when needed, or obtain it on favorable terms, we may be required to curtail our plans to continue to develop drug delivery platforms . We also may elect to pursue additional financing at any time to more aggressively pursue development of new drug delivery platforms . Other factors that will affect future capital requirements and may require us to seek additional financing include:

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

Fluctuations in our operating results may lead to fluctuations, including declines, in our share price. Our operating results may fluctuate from period to period due to a variety of factors, including:

•	demand by consumers for the products we and our partners produce;

•	new product introductions;

•	pharmaceutical and biotechnology company ordering patterns;

•	the number of new collaborative agreements into which we enter;

•	the number and timing of product development milestones that we achieve under collaborative agreements;

•	the level of our development activity conducted for, and at the direction of, pharmaceutical and biotechnology companies under collaborative agreements; and

•	the level of our spending on new drug delivery platform development and technology acquisition, and internal product development.

Variations in the timing of our revenue and expenses also could cause significant fluctuations in our operating results from period to period and may result in greater than expected losses or more difficulty achieving earnings.

We are subject to different corporate disclosure standards that may limit the information available to holders of our ADSs.

As a foreign private issuer, we are not required to comply with the notice and disclosure requirements under the Exchange Act, relating to the solicitation of proxies for shareholder meetings. Although we are subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of non-U.S. issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the United States.

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

An investor in the U.S. may find it difficult to:

•	effect service of process within the U.S. against us and our non-U.S. resident directors and officers;

•	enforce United States court judgments based upon the civil liability provisions of the United States federal securities laws against us and our non-U.S. resident directors and officers in France; or

•	bring an original action in a French court to enforce liabilities based upon the U.S. federal securities laws against us and our non-U.S. resident directors and officers.

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

Preferential subscription rights may not be available for U.S. persons.

Under French law, shareholders have preferential rights to subscribe for cash issuances of new shares or other securities giving rights to acquire additional shares on a pro rata basis. U.S. holders of our securities (which might not be shares but ADRs) may not be able to exercise preferential subscription rights for their securities unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements imposed by the Securities Act is available. We may, from time to time, issue new shares or other securities giving rights to acquire additional shares (such as warrants) at a time when no registration statement is in effect and no Securities Act exemption is available. If so, United States holders of our securities will be unable to exercise any preferential rights and their interests will be diluted. We are under no obligation to file any registration statement in connection with any issuance of new shares or other securities.

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

At March 31, 2013, Deerfield Capital and certain of its affiliates beneficially owned approximately 17.0% of our ADRs, Broadfin Capital. and certain of its affiliates beneficially owned approximately 9.8% of our ADRs. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.” To the extent these shareholders continue to hold a large percentage of our share capital and voting rights, they will remain in a position to exert heightened influence in the election of the directors of the Company and in other corporate actions that require shareholder approval, including change of control transactions.

ITEM 4.  Information on the Company

General Overview

Flamel Technologies is a specialty pharmaceutical company with a long history of expertise in drug delivery, focusing on the development of safer and more efficacious formulations, tackling unmet medical needs in the process. We are focusing on (1) the development and licensing of five versatile, proprietary drug delivery platforms (2) the development of novel, high-value products based on our drug delivery platforms and (3) as a result of our acquisition of Éclat Pharmaceuticals, LLC, or Éclat, the development, approval, and commercialization of niche branded and generic pharmaceutical products in the U.S.

The Company’s versatile, proprietary drug delivery platforms are appropriate for more effectively and safely administering medicines to patients. Our Medusa technology (including, but not limited to its polymers and variants) may be used to solve threshold issues for injectable drugs, such as solubility issues, aggragation issues, or issues relating to poor stability of the protein, peptide, or even small molecules. Delivax incorporates the basic Medusa technology in addressing issues associated with vaccines. Micropump is a technology that allows for the modified release of solid, oral dosage forms. Derivatives of Micropump include TriggerLock, which allows tamper-resistant controlled release formulations of drugs susceptible to abuse and LiquiTime which allows the modified release of liquid medicines.

Our Business Model

As a result of our acquisition of Éclat in March 2012, we have implemented an altered business model allowing the Company to blend novel, high-value internally developed products with its leading drug delivery capabilities and to commercialize niche branded and generic pharmaceutical products in the U.S. By adopting this revised strategy, the company becomes less dependent in the future on the often, changing strategies of its partners. Flamel Technologies is still exploring development, supply and licensing opportunities for its five drug delivery platforms with third parties, but will not rely completely on those partnerships to create revenue and profit opportunities,

The addition of Éclat Pharmaceuticals, acquired in March 2012, brings with it one licensed and marketed product, Hycet® (hydrocodone acetaminophen oral solution), and its generic equivalent, and a product portfolio in various stages of development. . This creates a more vertically integrated business model. Éclat, which has focused on pursuing FDA approvals through the 505(b)(2) mechanism (see Item 4; Information on the Company – New Drug and Biological Product Development and Approval Process – Patent Restoration and Exclusivity), adds marketing and licensing knowledge of the commercial and regulatory process in the U.S., which we believe will enhance the ability of the Company to identify potential product candidates for development, leverage new opportunities for the application of our drug delivery platforms, and to license and market products in the United States.

Recent Developments

In March 2012, we acquired, through our wholly owned subsidiary, Flamel US Holdings, Inc., or Flamel US, all of the membership interests of Éclat from Éclat Holdings, LLC, or Éclat Holdings, an affiliate of our largest shareholder Deerfield Capital L.P. Éclat is a St. Louis-based specialty pharmaceutical company focused on the development, approval, and commercialization of niche branded and generic pharmaceutical products. Éclat has one FDA-approved product on the market in the U.S., Hycet®, as well as a portfolioof products in various stages of development. See Item 4. Information on the Company – General Overview - Acquisition of Éclat Pharmaceuticals, Item 7. Major Shareholders and Related Party Transactions and Item 10. Additional Information – Material Contracts for more information about this transaction.

In March 2012, we also announced a transition to a new Chief Executive Officer. Stephen H. Willard, our Chief Executive Officer since June 2005, resigned as Chief Executive Officer effective March 13, 2012 but remains on our Board of Directors and was an employee of one of our US subsidiaries through December 31, 2012. Michael S. Anderson, the Chief Executive Officer of Éclat, was appointed as Chief Executive Officer of Flamel on March 13, 2012.

In March 2012, we announced the completion of the Phase 1 Study conducted by Merck Serono in connection with the development and license agreement for a long-acting, controlled release subcutaneously-administered formulation of interferon beta-1a using the Medusa platform (“IFN-beta XL”).

In June 2012, we announced that our Medusa-formulated interferon alpha-2b (“IFN-alpha XL”) was featured in a lecture and a poster session at the 14th International Symposium on Viral Hepatitis and Liver Disease (ISVHLD) held June 22-25, 2012 in Shanghai, China. The abstracts were entitled "Aggregate report on safety and efficacy of a new sustained release IFN (IFN XL) as compared to standard of care" and "Medusa formulated Interferon-alpha-2b Shows a Favorable Efficacy / Tolerability Profile vs. PEGylated IFN-alpha-2b in Hepatitis C Patients in the Phase 2 Study ANRS HC23 COAT-IFN." The abstracts described a non-inferiority antiviral activity and improved safety profile as compared with ViraferonPeg® (marketed in the U.S. as PegIntron®).

In October 2012, we announced that the U.S. Food and Drug Administration (FDA) has accepted the company's New Drug Application (NDA) for an undisclosed hospital-based product. Flamel has received a Prescription Drug User Fee Act (PDUFA) date, the target date for the FDA to complete its review of the NDA, of May 31, 2013.

In November 2012, we received notice from Merck Serono that it has decided to terminate for convenience its development and license agreement with Flamel for IFN-beta XL. Unfortunately, we believe that while the Medusa platform was progressing, the IFN-beta XL product’s profile and its development timelines no longer met Merck Serono’s commercial needs.

In February 2013, we announced that the Company had completed a $15 million debt financing with Deerfield Management, Flamel’s current largest shareholder. Flamel also announced the appointment of Dr. Gregg Stetsko as Vice President, Research & Development.

Lead Product

The lead product using our Micropump technology is Coreg CR, which we developed with GSK and which is approved, marketed and sold in the U.S. We began work with GSK in 2003 when we entered into a license agreement for use of our Micropump technology for Coreg CR, which is an extended release formulation of carvedilol phosphate. Coreg CR was approved by the FDA in October 2006 and launched in March 2007. We have produced Coreg CR microparticles for GSK on a cost plus basis pursuant to a separate supply agreement that expired on December 31, 2010. In October, 2011, we announced that we signed a new supply agreement with GSK for the production of Coreg CR microparticles and continue to be the sole supplier of Coreg CR microparticles for GSK.  Under the agreement, we will receive guaranteed minimum payments to supply Coreg CR microparticles over a minimum period of five years. No earlier than January 1, 2013, GSK may terminate the agreement at their sole discretion by giving six months written notice. The agreement defines the manufacturing relationship between the two companies following the expiration of the previous supply agreement on December 31, 2010. Pursuant to this agreement, we have received a payment of €1.3 million ($1.8 million) during the third quarter of 2011 and a further €1.3 million ($1.8 million) payment in the fourth quarter of 2011, as well as a higher margin on all product produced by Flamel for GSK since January 1, 2011. To date, $23 million in milestone payments have been received from GSK. Flamel still is eligible to receive an additional $2 million if certain milestones are achieved. In 2012, we recognized royalty revenue of $6.9 million.

The Hatch-Waxman exclusivity period for Coreg CR ended on April 20, 2010. It is possible that Coreg CR may experience generic competition from one or more competitors following approval of an Abbreviated New Drug Application (ANDA). To date, four ANDA filings have been submitted to the FDA. The first was submitted by URL Pharma in March 2008 and has not yet received either tentative or final approval. In March 2011, we received notice of a second filing submitted by Lupin Pharmaceuticals, and it has also not received tentative or final approval. In May 2011, we announced the filing of a lawsuit in the U.S. District Court for the District of Columbia against Lupin for infringement of our US Patent No. 6,022,562, which is associated with Coreg CR. In August 2012, the Company concluded a settlement agreement with Lupin and the parties filed a joint stipulation of dismissal on September 11, 2012. We have also received an ANDA letter of notification from Anchen Pharmaceuticals regarding only the 40 mg. dosage strength. In September 2011, Flamel filed a lawsuit in the U.S. District Court for the District of Maryland against Anchen Pharmaceuticals, Inc., for infringement of the same patent. In May 2012, the Company concluded an agreement whereby Anchen agrees to pay the sum of $400,000 in settlement of the claim. In April 2013, we received an ANDA letter of notification from Impax Laboratories. We have submitted a Citizen’s Petition to the FDA that respectfully requests that the FDA require any proposed generic formulations of Coreg CR to meet the same requirements that the FDA required for the approval of Coreg CR, which is a higher standard than is otherwise required under the minimum bioequivalence regulations. In October 2010, the FDA granted our petition in part and denied it in part. To date, no generic formulation of Coreg CR has yet been approved. In addition, US Patent 8,101,209 covering Coreg CR formulation has been granted in the US (Notice of Allowance from the USPTO received on Dec. 12, 2011) and listed in the FDA Orange Book by our partner GSK on February 23, 2012.

Applications Under Development

In October 2012, we announced that the U.S. Food and Drug Administration (FDA) has accepted the company's New Drug Application (NDA) for an undisclosed hospital-based product. Éclat (Flamel’s wholly owned subsidiary)has received a Prescription Drug User Fee Act (PDUFA) date, the target date for the FDA to complete its review of the NDA, of May 31, 2013.

Several Medusa-based products have been successfully tested in clinical trials; Medusa’s lead internal product candidate IFN-alpha XL (long-acting interferon alpha-2b) is completing a Phase 2 trial in HCV patients (Study “ANRS HC23 COAT-IFN”) for which the latest results have been presented at the American Association For The Study Of Liver Diseases (AASLD 2012) held on Nov. 9-13, 2012 in Boston. IFN-alpha XL demonstrated a non-inferiority antiviral activity and improved safety profile as compared with ViraferonPeg® (marketed in the U.S. as PegIntron®).

Acquisition of Éclat Pharmaceuticals

Éclat, a St. Louis, Missouri-based specialty pharmaceutical company, is focused on the development, approval and commercialization of niche brands and generic products. Éclat was established to successfully develop creative and cost-effective ways to deliver pharmaceutical therapy to patients. Whether improving the convenience of drug delivery or improving upon difficult side effect profiles, Éclat’s approach is to find solutions to problems with existing therapies. In the shorter term, Éclat has identified several “opportunistic” drug candidates for development. Éclat has initiated the development of a number of them. The company has identified expertise in the regulatory process, the development process and the manufacturing and distribution arenas that it can leverage to bring products to the market.

The acquisition of Éclat was made pursuant to a Membership Interest Purchase Agreement dated March 13, 2012 among Flamel, Flamel US, Éclat Holdings and Éclat. In exchange for all of the issued and outstanding membership interests of Éclat, Flamel US provided consideration primarily consisting of:

•	a $12 million senior, secured six-year note that is guaranteed by us and our subsidiaries and secured by the equity interests and assets of Éclat;

•	two warrants to purchase a total of 3,300,000 ADSs of Flamel;

•	a commitment to make earn out payments of 20% of any gross profit generated by certain Éclat launch products;

•	a commitment to make earn out payments of 100% of any gross profit generated by Hycet® up to a maximum of $1 million.

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

In addition to the Note, we also issued to Éclat Holdings two six-year warrants to purchase an aggregate of 3,300,000 ADSs, each representing one ordinary share, of Flamel. One warrant is exercisable for 2,200,000 ADSs at an exercise price of $7.44 per ADS, and the other warrant is exercisable for 1,100,000 ADSs at an exercise price of $11.00 per ADS. The warrants were approved by the holders of Flamel’s ordinary shares in June 2012. See Item 10. Additional Information – Material Contracts for more information on the warrants. In connection with the issuance of the warrants, Flamel also entered into a registration rights agreement with Éclat Holdings, pursuant to which Flamel filed a registration statement with the SEC covering the resale of the ADSs issuable upon exercise of the Warrants in September 2012.

Corporate Information

The Company was incorporated as a Société Anonyme (or SA), a form of corporation under the laws of the Republic of France, in August 1990 as Flamel Technologies S.A. and its shares, represented by American Depositary Shares, began to be quoted on the NASDAQ National Market in 1996 and are now quoted on the NASDAQ Global Market. The life of the company expires in 2099, unless extended. Flamel’s principal place of business is located at Parc Club du Moulin à Vent, 33, avenue du Docteur Georges Lévy, 69693 Venissieux Cedex, France, telephone number +33 472 78 34 34.

The Company has two direct wholly owned subsidiaries: Flamel US Holdings, Inc., a Delaware corporation, created for the acquisition of Éclat Pharmaceuticals in March 2012, and Flamel Technologies, Inc., a Virginia corporation. Éclat Pharmaceuticals, LLC, a Delaware limited liability company, is a wholly owned subsidiary of Flamel US Holdings, Inc. Talec Pharma, LLC, a Delaware limited liability company, is a wholly owned subsidiary of Éclat Pharmaceuticals, LLC. A complete list of the Company’s subsidiaries can be found in Exhibit 8.1.

Market Opportunities

Flamel has developed and owns outstanding drug delivery platforms that are able to tackle key challenges in the formulation of drugs:

•	For injectable formulations, Medusa® (and its application DeliVax®); and,

•	For oral formulations, Micropump® (and its applications LiquiTime® and Trigger-Lock™).

Drug delivery platforms are of particular interest for managing the life cycle of medicines, as they offer many advantages: i.e., improvement of drug characteristics such as bioavailability, pharmacokinetics, efficacy, compliance, and side effects; protection of market position through patent extension or differentiation; and extension of market to new indications thanks to improvement of the drug’s characteristics. The drug delivery industry landscape has dramatically changed over the past decade and even more so during the past five years, largely as a function of the growing importance of generic drugs. Generics - especially in the small molecule space - have accelerated the demand for drug delivery solutions while, at the same time, reducing the overall market for drug-delivery formulations due to reduced pricing power.

This dynamic is beginning to play itself out in the large molecule space as well. In addition, the overall landscape of the Pharma/Biotech industry has changed, as consolidation has reduced our pool of potential partners and further accelerated the competition among drug delivery companies. Over the past ten years, numerous drug delivery companies have been acquired (partly or entirely) by biopharmaceutical, generic or other drug delivery companies. By acquiring drug delivery platforms, pharmaceutical companies are internalizing their previously outsourced R&D efforts while potentially preventing competitors from accessing these technologies. In the meantime, certain drug delivery companies have consolidated their existing positioning or have entered new markets via M&A transactions and/or restructuring. Very few of Flamel’s “historical” competitors, such as Octoplus, still pursue a pure Drug Delivery business model as many other have moved or are moving to the specialty pharma model (e.g. Alkermes, BioAlliance, Depomed, Ethypharm, Eurand, Life Cycle Pharma) or to the fully integrated biotech model (e.g. Human Genome Sciences, developing biotherapeutics fused human serum albumin, acquired by GlaxoSmithKline in July 2012, Nektar Therapeutics developing PEGylation technology which is used e.g. in UCB’s Cimzia® approved by the FDA for Crohn’s disease).

The global drug delivery market was estimated by BCC Research to reach $145 billion by the end of 2012. However, the industry faces many challenges. There are four main forces currently affecting all standalone drug delivery companies and forcing the industry to adapt and to change:

•	The rise of generics

➢	Customers need to fill their drug pipelines with patent-protected reformulations to attenuate generics impact (Life Cycle Management)

•	The rise in costs for new product development

➢	Increasing development costs for New Chemicals Entities and New Biological Entities (NCEs and NBEs) is in favor of developing new formulations of already approved drugs at lower costs

•	Commoditization and acquisition of drug delivery technologies

➢	More and more drug delivery customers (mainly “Big Pharmas”) have developed internal drug delivery capabilities

➢	Integration of the drug delivery-based formulation development at much earlier stage in the overall pharmaceutical development

•	Higher regulatory and reimbursement hurdles.

➢	“As good as” with increased convenience is now insufficient to get approved and reimbursed for drug products; therefore, technology-based drugs need to show improved efficacy too.

These forces have affected the small molecule space to a greater extent, as biologics enjoy higher barriers to entry and have been sheltered as a consequence. But they are at work in the biologics space as well. In particular, in today’s environment, a drug has to demonstrate significant therapeutic efficacy advantage over current standard of care in order to successfully solicit third party payer coverage. It has a serious impact on drug delivery companies as they have to now demonstrate, through costly phase 3 trials, therapeutic efficacy of their new formulations. Interestingly, this trend directly contradicts the “improvement in patients’ convenience first” approach supported in the past by drug delivery companies. More positively, in parallel, the FDA has encouraged drug companies developing enhanced formulations to use an abbreviated regulatory pathway: the 505(b)2 NDA. Most drug delivery companies today are using this approach or the supplemental NDA pathway (sNDA). A sNDA is necessary to market an already approved drug for a new indication, or in a different dosage form or formulation. However, this approach requires cross-referencing to the originator’s drug dossier, and consequently, an alliance with the originator’s company.

Because the drug delivery industry is highly competitive participants must find ways to lessen the pressure and increase profitability. The “new” Flamel, resulting from the combination of its existing proprietary drug delivery platforms with the established commercial capability of Éclat, is evolving into a Specialty Pharma company focusing on re-formulations and requiring shorter product development cycles by using a “fast track” NDA process (505(b)2). The pharmaceutical sector, with an impending “patent cliff“, is forcing Big Pharma to reorganize and creating niche opportunities for Specialty Pharma companies like the “new” Flamel.

Business Strengths and Strategies

Our core strength is as a science-based, market-focused innovator of drug delivery platforms and products. The key elements of our strategy that enable us to build upon our strengths are:

•	to maximize the potential of our existing drug delivery platforms;

•	to develop additional drug delivery platforms;

•	to develop proprietary and new formulations of compounds; and,

•	to leverage capabilities of our drug delivery platforms with pharmaceutical partners.

We believe that our Medusa-based formulations give us a competitive advantage in developing peptides, proteins, as well as other large biological and small chemical drugs (see Section “Medusa Delivery Platform for the delivery of Therapeutic Proteins, Peptides and Small Molecules” below). Medusa-based formulations permit drugs’ full activity to be preserved and, extended release, as well as other advantages such as greater solubility, stability, and resistance to aggregation. Overall, Medusa improves dosing or the route of administration (e.g. switching from intravenous to subcutaneous injection), compliance (e.g. from once-a-day to once-a-week) and side-effects profile, while potentially improving efficacy. . We will continue to partner our proprietary formulation capabilities with pharmaceutical companies and biotechnology partners and seek to commercialize and/or partner internally developed products after proof of concept is achieved.

In addition, we also believe in the competitive advantages represented by the versatility of Micropump, (see Section “Micropump: Delivery Platform for the Oral Administration of Drugs” below) which permits us to develop differentiated product profiles under various dosage forms (e.g. capsules, tablets, sachets or oral stable liquid controlled release suspensions (LiquiTime®)). With Trigger Lock™ successfully addressing the issue of narcotic/opioid analgesics tampering, we have broad and versatile presentations to serve all markets from pediatric to geriatric.

Altogether, our innovative drug delivery platforms allow us to select unique product development opportunities, from the Life Cycle Management (LCM) of marketed products, including Biobetters, (established market and proven clinical development approaches as starting points via 505(b) 2 or ANDA regulatory paths), to the development of new compounds, biological or chemical (via NDA regulatory path). Competitive differentiated product profiles (e.g. improvement of efficacy and/or bioavailability and/or pharmacokinetics) are being developed by including our innovative drug delivery platforms in their formulations. Those product development opportunities offer the ability to grow market share and also protection of market position through patent extension and/or product differentiation (incl. new indications and new patient populations) in multiple marketplaces. Indeed, as part of our new business model, and the building-up of an internal products portfolio, several products formulated using either Micropump or LiquiTime or Medusa are under development at Flamel; other Trigger-Lock based products are under consideration. Those products will be marketed either by the Company and/or by partners via licensing/distribution agreements.

Under our partnership agreements, our partners typically assume responsibility for all formulation development, manufacturing, polymer supply, clinical, regulatory and marketing costs and make payments to us at the time the agreement is signed and upon the achievement of significant technical, clinical and regulatory milestones. We also typically are entitled to receive ongoing royalty payments on the sales of pharmaceuticals that incorporate our drug delivery platforms.

The acquisition of Éclat provides the Company with additional competencies and business strengths. To complement the science oriented strengths of Flamel, we now have enhanced our ability to pursue commercial opportunities and identify new product candidates and have gained a product portfolio of one FDA approved product that is currently marketed in the U.S. (Hycet®) as well as a portfolio of other products in various stages of development. We anticipate that in some instances, this enhanced commercialization capability will allow us to retain a greater portion of the economic benefits associated with sales of products using our technologies. We also benefit by the addition of a different perspective on the business and products to be developed in the future.

On October 18, 2012, Flamel received FDA’s acceptance for its first NDA with a PDUFA date of May 31, 2013. For competitive reasons, the Company has decided not to identify the product at this time, but intends to provide additional information at a later date. Flamel believes that the product could have a significant impact on the company's revenue generation and favorably impact its progression to profitability. If approved by the FDA, the product is expected to generate approximately $25 million to $35 million or more in peak annual revenues, subject to the Company being able to market and price the product successfully, of which there can be no assurance. This NDA acceptance is an important milestone for our business and we believe it demonstrates the expanded capabilities of Flamel. This is the first of what we expect to be multiple new product applications to come from our internal pipeline over the next few years.

Medusa Delivery Platform for the delivery of Therapeutic Proteins, Peptides and Small Molecules

The Medusa drug delivery platform consists of proprietary hydrogels for the formulation and/or the extended release of a broad range of biologics (including proteins, antibodies, peptides and vaccines) and of small molecules (injectable drugs). The hydrogels, which are easy and cost effective to produce under EMA/FDA cGMP requirements, have been proven to be safe and biodegradable. A comprehensive ADME and regulatory toxicology package has been completed; a type IV Drug Master File (DMF) has been filed with the US FDA (assigned number 024634) in February 2011 and recently updated in February 2013. Medusa enables the controlled delivery from 1 day up to 14 days of non-denatured or non-modified drugs that remain fully active (as distinguished from protein engineering or chemical modification approaches). It is used to develop biobetters with potentially improved efficacy and reduced toxicity, as well as greater patient convenience. In addition, DeliVax®, Medusa’s vaccine applications, permits the efficient formulation of vaccines or combinations of vaccines.

Flamel’s Medusa, a non-modifying hydrogel depot formulation approach, is a versatile drug carrier for the development of novel and second-generation long-acting native biologics (proteins and peptides), as well as small molecules. Medusa polymer is made of glutamic acid, a naturally occurring aminoacid, and Vitamin E. The polymer is amphiphilic and spontaneously forms stable hydrogel in water. The hydrogel consists of hydrophobic nanodomains rich in Vitamin E and hydrophilic polyglutamate that are exposed to water. They are robust over a wide range of pH values and can be stored as either a stable liquid or a stable dry form that can be easily reconstituted in water for injection. The design of the Medusa “polypeptide-like” aminoacid polymers allows non-covalent/non-modifying capture and subsequent delivery of native peptide or protein drugs. Once injected into the body, the hydrogel releases the captured-drugs in a controlled manner and over an extended period of time. Both processes (capture and release) are non-denaturing, which preserves structural integrity - and hence the biological activity - of the drug. The transient, non-covalent interactions dictate the pharmacokinetic profile (Cmax and AUC in particular) of the released drugs.

•	The biological activity is maintained: no modification of the biotherapeutic which is only adsorbed on Medusa’s hydrogel via electrostatic bonds. There are no chemical bonds compared to protein engineering drug delivery approaches (such as PEGylation, protein fusion, etc.) which often lead to immunogenicity. With Medusa, because the formulation is non-denaturating, the active drug is delivered in its native form which can potentially reduce the side effects relative to competing approaches;

•	The safety profile versus the original biologic is improved, the result of a lower Cmax and a more regular concentration profile;

•	Medusa’s hydrogel is made of safe and fully biodegradable and biocompatible "polypeptide-like" amino-acid polymers which are non-immunogenic and non-toxic, with no local irritation nor allergic reactions, as proven in human clinical trials. Comprehensive ADME and regulatory toxicology package completed (included in the DMF);

•	Medusa has the ability to solubilize and stabilize insoluble and/or unstable proteins/peptides and prevent their aggregation. Today companies are addressing stabilization issues earlier in the development process;

•	The polymerization process is simple; it is easy to manufacture under cGMP requirements, to store and to scale up (from current 50L scale to commercial scale of 250L);

•	It’s a “Protein friendly” process based on fully aqueous solution (solvent- and surfactant-free): compatible with sensitive/fragile molecules, suitable for both hydrophobic and hydrophilic biotherapeutics;

•	Also applicable to small molecules, Medusa can be useful to improve the compliance (e.g. Tigecycline); and,

•	Strong intellectual property position (over 50 patent families).

The Medusa drug delivery platform is patented under Flamel Technologies’ key patent WO 2000/30618, already granted in the United States and in Europe, and recently granted in Japan. It is being utilized in collaborations with leading pharmaceutical and biotechnology companies.

According to BCC Research, a market research company, global sales of biologics were approximately $180 billion in 2012, and are expected to reach $239 billion by 2015, which represents a compound annual growth rate (CAGR) of 9.9%.

Lead Product Under Development Based on the Medusa Technology

Interferon Alpha

Medusa’s lead internal product candidate IFN-alpha XL (long-acting interferon alpha-2b) is completing a Phase 2 trial in HCV patients (Study “ANRS HC23 COAT-IFN”) for which the latest results have been presented at the American Association For The Study Of Liver Diseases (AASLD 2012) held on Nov. 9-13, 2012 in Boston. IFN-alpha XL demonstrated a non-inferiority antiviral activity and improved safety profile as compared with ViraferonPeg® (marketed in the U.S. as PegIntron®).

We believe that the Medusa delivery platform has the potential to improve formulations of many important biological drugs. Our formulation of interferon alpha (IFN-alpha XL) is one of our more important development programs and is an example of the potential of the Medusa platform to improve the safety and efficacy of therapeutic proteins. Interferon-alpha is a naturally occurring protein that the body uses as part of its immune response and which is part of the current standard of care for the treatment of Hepatitis C virus.

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

We have conducted two previous studies that demonstrated promising results of the formulation as compared to Intron-A® (immediate release interferon-alpha 2b, marketed by Schering Plough, since acquired by Merck & Co., Inc.) and PegIntron (pegylated interferon-alpha 2b, also marketed by Schering Plough (since acquired by Merck& Co., Inc.).

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

In June 2012, we announced that our IFN-alpha XL was featured in a lecture and an oral poster session at the 14th International Symposium on Viral Hepatitis and Liver Disease (ISVHLD) held June 22-25, 2012 in Shanghai, China. The abstracts were entitled "Aggregate report on safety and efficacy of a new sustained release IFN (IFN XL) as compared to standard of care" and "Medusa formulated Interferon-alpha-2b Shows a Favorable Efficacy / Tolerability Profile vs. PEGylated IFN-alpha-2b in Hepatitis C Patients in the Phase 2 Study ANRS HC23 COAT-IFN."

The worldwide market for interferon alpha drugs exceeded $2.4 billion in 2012. We continue to explore licensing opportunities with interested parties for the further development of the Medusa platform with respect to interferon-alpha.

Other Products Under Development Based on the Medusa Drug Delivery Platform

Several Medusa-based products have been successfully tested in clinical trials. In November 2012, we received notice from Merck Serono that it has decided to terminate for convenience its development and license agreement with Flamel for IFN-beta XL. Unfortunately, we believe that while the Medusa platform was progressing, the IFN-beta XL product’s profile and its development timelines no longer met Merck Serono’s commercial needs.

We have feasibility study relationships with pharmaceutical and biotechnology partners. These projects involve both novel and already-marketed molecules. Flamel expects some of these projects to evolve into license agreements as a function of many factors. These include the promise of the molecule itself (particularly with respect to novel molecules there is a high rate of attrition); the success of formulation work that we conduct for our partners; the evolving strategy and marketing focus of our partners; and the pharmaco-economics associated with the eventual product and the indication(s) for which it is being developed.

Focus on Medusa-based “biobetters” development: Biobetter drugs obtained through protein engineering or chemical modification become New Biological Entities (NBEs) leading to as many clinical and toxicity studies than the original molecule, and consequently, losing the key advantages of biosimilars. Medusa-based biobetter drugs are improved versions of original biologics / biosimilars which do not modify or denature the original drug and therefore, can benefit from shorter and cost effective (lower cost and ease of scale-up) development and regulatory pathways, very similar to biosimilars. The Biobetter opportunity can be summarized as follows:

•	Validated drugs, established market and proven clinical development approaches as starting points

•	Product differentiation e.g. improvement of efficacy and/or bioavailability and/or pharmacokinetics

•	Protection of market position through patent extension and/or product differentiation

•	Extension of market to new indications and new patient populations via product differentiation

•	Ability to grow market share and resist price competition

Even if there is no abbreviated regulatory route for biobetters,the 505(b)2 pathway is considered to be the appropriate regulatory pathway. The expected risk of failure is lower than for most new drugs as it is a second generation of a drug that has already been a commercial success. The risk is lowered using Medusa drug delivery platform (no modification of the active) compared to other approaches, such as protein engineering or chemical modifications.

Another area that is of particular interest to the Company, is the development of subcutaneously administered formulations of small molecule drugs that are otherwise given intravenously. Due to the heightened solubility that the Medusa platform enables for otherwise poorly-soluble drugs, we are able to create formulations that may be administered subcutaneously, which creates “pharmacoeconomic” and convenience benefits for caregivers and patients. We anticipate that this facet of the Medusa platform will generate increased interest over the coming year.

In addition, as part of our new business model, and the building-up of an internal products portfolio, one particular Medusa-based product is under development at Flamel; several others are under consideration. Those products will be marketed either by the Company and/or by partners via licensing/distribution agreements.

Micropump: Delivery Platform for the Oral Administration of Drugs

The Micropump controlled-release drug delivery platform (oral drugs) is designed to increase the absorption time of drugs, particularly for drugs only absorbed in the small intestine. Micropump enables the achievement of precise pharmacokinetics. Micropump can be presented in various dosage forms such as capsules, tablets, sachets or oral suspensions (LiquiTime®) without modifying the release rate. Flamel has also developed another drug delivery platform for oral drugs, i.e. Trigger Lock™ for the controlled release of narcotic and opioid analgesics while defeating most commonly employed methods of tampering. This technology has successfully transitioned to commercial stage with Coreg CR®, a Micropump-based controlled-release formulation of carvedilol phosphate, sold in the US since 2007 by GlaxoSmithKline (GSK).

Flamel’s Micropump is a controlled-release platform which permits either extended, or both delayed and extended, delivery of small molecule drugs. It is particularly suitable for drugs with a narrow window of absorption in the upper part of the small intestine.

Micropump technology consists of a multiple-dose system containing 5,000 to 10,000 microparticles per capsule or tablet. The 200-500 microns diameter-sized microparticles are released in the stomach and pass into the small intestine, where each microparticle, operating as a miniature delivery platform, releases the drug by osmotic pressure at an adjustable rate and over an extended period of time.

The design of the Micropump microparticles allows an extended transit time in the small intestine with a mean plasma residence time extended up to 24 hours (Micropump I), which is especially suitable for short-lived drugs known to be absorbed only in the small intestine. The microparticles’ design can be adapted to each drug’s specific characteristics by modifying the coating thickness and composition (including GRAS excipients encapsulated with the drug) for improved efficacy (i.e., extending therapeutic coverage), reduced toxicity and/or side effects (i.e., reduced Cmax or peak drug concentration in the plasma) and improved patient compliance (once-a-day regimen). Micropump allows developing extremely precise pharmacokinetic profiles [extended (and/or delayed) release (Micropump II)] of single or combination of drugs, in a variety of formats (pill, tablet, capsule, sachet, or liquid).

In addition, Micropump allows:

•	Extended release liquid formulations, due to the size of the microparticles, of drugs for patients having issues swallowing tablets or capsules such as children and the elderly (LiquiTime); and,

•	Tamper-resistant controlled release formulations of narcotics and other drugs susceptible to abuse (Trigger Lock).

Micropump has a variety of competitive strengths:

•	One highly successful product is already on the market using this technology;

•	Micropump permits the extended delivery of drugs with a narrow window of absorption, i.e., Micropump I (up to 24 hours) or, both delayed and extended delivery of these drugs, i.e., Micropump II (up to 12 hours following the drug uptake and for a release over an additional 12 hours);

•	It allows the controlled-release of poorly soluble (< 0.01mg/L) as well as highly soluble (> 500g/L) drugs;

•	It allows combination of different drugs whose release can be controlled separately;

•	It is applicable to low dose (4 mg) or high dose (1,000 mg) drugs;

•	Versatile presentation to serve all markets from pediatric to geriatric: Suspensions (easy to swallow (LiquiTime), Capsules, Tablets and Sachets;

•	Proof of concept work for a controlled release liquid suspension has been done and tested in humans (pediatrics; LiquiTime);

•	Taste masking properties;

•	It reduces intra- and inter-patient variability;

•	Trigger Lock, a special application based on Micropump, is developed for the controlled release of drugs prone to abuse (tamper resistant, avoids dose dumping);

•	The formulation process is easy to scale up to industrial high-volume production (based on fluidized bed spray coating and granulation) and is cost effective;

•	Flamel owns a cGMP FDA-approved manufacturing site (Pessac, France); and,

•	Strong intellectual property position (over 40 patents).

The Micropump drug delivery platform is patented under Flamel Technologies’ key patent WO 96/11675, granted in the United States, Europe and Japan; US Patent 8,101,209 covering Coreg CR formulation has been granted in the US and listed at the FDA Orange Book by our partner GSK. The Micropump drug delivery platform is being utilized in collaborations with leading pharmaceutical and biotechnology companies.

Trigger Lock™

Opioid analgesics are used to treat patients suffering from severe and chronic pain. The market for opioid drugs in the seven major markets (USA, Japan, and 5 European countries) was estimated to exceed $7.4 billion in 2010, dominated by oxycodone. It is forecasted to reach $7.9 billion by 2012.

A major problem faced by the industry is the growing abuse and misuse of opioids by drug abusers, who extract the opioids from the drugs and achieve their immediate release. The proportion of narcotic/opioid analgesics abuse associated with emergency room admissions has more than tripled, from 6.8% in 1998 to 26.5% in 2008 (TEDS report, July 15, 2010). Narcotic/opioid analgesics abuse continues to increase as current products remain easy to abuse.

Trigger Lock successfully addresses the issue of narcotic/opioid analgesics tampering:

•	Micropump particles cannot be crushed to extract the narcotic/opioid analgesics;
•	Prevent misuse of scheduled drugs such as narcotic/opioid analgesics;
•	Additional modifications tailored to prevent other less publicized methods of foiling controlled release systems;
•	Provides either bioequivalent or improved pharmacokinetics to marketed narcotic/opioid analgesics; and,
•	May be applied to novel, already-marketed, or off-patent narcotic/opioids.

A Trigger Lock application is in co-development with a major pain therapy company. On April 28, 2011, Flamel Technologies announced a license agreement with a leading specialty pharmaceutical company for the development and commercialization of two molecules for pain indications. Flamel has received an upfront license fee of $3 million, and may also be entitled to milestones, and mid-single digit royalties upon eventual sale of the respective products.

The FDA’s move to restrict prescribing extended-release opioid analgesics should benefit tamper-resistant formulations such as Trigger Lock-based formulations of opioids. US FDA has issued Draft Guidance for Abuse Deterrent opioids on January 9, 2013. Trigger Lock satisfies:

•	Laboratory-based in vitro manipulation and extraction studies (Category 1) – Success with Trigger Lock
•	Pharmacokinetic studies (Category 2) – Success with Trigger Lock
•	Clinical abuse potential studies (Category 3) – To be performed
•	Analysis of post-marketing data to assess the impact of an abuse-deterrent formulation on actual abuse in a community setting (Category 4) – Post-Marketing

On April 16, 2013, FDA approved abuse-deterrent labeling for reformulated OxyContin (oxycodone hydrochloride controlled-release tablets from Purdue Pharma L.P.). Additionally, because original OxyContin provides the same therapeutic benefits as reformulated OxyContin, but poses an increased potential for certain types of abuse, the FDA has determined that the benefits of original OxyContin no longer outweigh its risks and that original OxyContin was withdrawn from sale for reasons of safety or effectiveness.  Consequently, the FDA will not accept or approve ANDAs for generic versions of OxyContin that lack abuse-deterrent properties.

LiquiTime®

LiquiTime allows the development of oral controlled release liquid formulations of drugs for patients who have difficulty swallowing tablets or capsules, such as children and the elderly. LiquiTime has reached clinical proof of concept in humans for a liquid suspension of an undisclosed drug for treatment of children (confidential). Flamel Technologies has several programs at various stages on undisclosed molecules.

LiquiTime successfully addresses the stability of sustained release liquid formulations:

•	Easy to swallow, good mouth feeling, taste masked

•	Applicable to a wide range of drugs, not limited to ionic drugs as with resin-complex based technology

•	Zero-order kinetics

•	Possibility to combine in the same formulation of either immediate release and extended release kinetics for the same drugs or different drugs with different release kinetics

•	Uses “Generally Regarded as Safe” (GRAS) materials to assure safety

•	Ease of scale-up to commercial quantities

•	Clinical proof of concept achieved in humans; and,

•	Broad and strong intellectual property protection (several patents granted e.g. in the US, EU and Japan)

Products Based on the Micropump, Trigger Lock and LiquiTime Platforms

Coreg CR

The lead product using our Micropump technology is Coreg CR, which we developed with GSK and which is approved, marketed and sold in the U.S. Coreg CR is an extended-release formulation of Coreg (carvedilol phosphate), a beta blocker that is considered the standard of care for the treatment of moderate to severe heart failure and left ventricular dysfunction following myocardial infarction. Coreg CR was approved by the FDA on October 20, 2006 for use in the treatment of moderate to severe congestive heart failure; left ventricular dysfunction following myocardial infarction; and hypertension. We began work with GSK in 2003 when we entered into a license agreement for use of our Micropump technology for an extended release formulation of carvedilol phosphate; the product was launched in March 2007. Prior to 2011, we produced Coreg CR microparticles on a cost plus basis pursuant to a separate supply agreement that expired on December 31, 2010. From January 1, 2011 until October, 2011 we supplied Coreg CR microparticles to GSK as a unilateral accommodation so as to secure their supply while we negotiated a new supply agreement. In October, 2011, we announced that we signed a new supply agreement with GSK for the production of Coreg CR microparticles and we remain the sole supplier of Coreg CR microparticles for GSK. Under the agreement, we will receive guaranteed minimum payments to supply Coreg CR microparticles over a minimum period of five years. No earlier than January 1, 2013, GSK may terminate the agreement at their sole discretion by giving six months written notice. The agreement defines the manufacturing relationship between the two companies following the expiration of the previous supply agreement on December 31, 2010. Pursuant to the agreement, we received a payment of €1.3 million ($1.8 million) during the third quarter of 2011 and a further €1.3 million ($1.8 million) payment in the fourth quarter of 2011, as well as a higher margin on all product produced by Flamel since January 1, 2011. To date, $23 million in milestone payments have been received from GSK and Flamel is eligible to receive an additional $2 million if certain milestones are achieved. In 2012, we recognized royalty revenue of $6.9 million.

The Hatch-Waxman exclusivity period for Coreg CR ended on April 20, 2010. It is possible that Coreg CR may experience generic competition from one or more competitors following approval of an Abbreviated New Drug Application (ANDA). To date, four ANDA filings have been submitted to the FDA. The first was submitted by URL Pharma in March 2008 and has not yet received either tentative or final approval. In March 2011, we received notice of a second filing submitted by Lupin Pharmaceuticals, and it has also not received tentative or final approval. In May 2011, we announced the filing of a lawsuit in the U.S. District Court for the District of Columbia against Lupin for infringement of our US Patent No. 6,022,562, which is associated with Coreg CR. In August 2012, the Company concluded a settlement agreement with Lupin and the parties filed a joint stipulation of dismissal on September 11, 2012. We have also received an ANDA letter of notification from Anchen Pharmaceuticals regarding only the 40 mg. dosage strength. In September 2011, Flamel filed a lawsuit in the U.S. District Court for the District of Maryland against Anchen Pharmaceuticals, Inc., for infringement of the same patent. In May 2012, the Company concluded an agreement whereby Anchen agreed to pay the sum of $400,000 in settlement of the claim. In April 2013, an ANDA letter of notification from Impax Laboratories has been received. We have submitted a Citizen’s Petition to the FDA that respectfully requests that the FDA require any proposed generic formulations of Coreg CR to meet the same requirements that the FDA required for the approval of Coreg CR, which is a higher standard than is otherwise required under the minimum bioequivalence regulations. In October 2010, the FDA granted our petition in part and denied it in part. To date, no generic formulation of Coreg CR has yet been approved. In addition, US Patent 8,101,209 covering Coreg CR formulation has been granted in the US (Notice of Allowance from the USPTO received on Dec. 12, 2011) and listed in the FDA Orange Book by our partner GSK on February 23, 2012.

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

Other Products Under Development Based on Micropump, Trigger Lock and LiquiTime Platforms

We have licensed our Micropump formulation of controlled release aspirin to New Haven Pharmaceuticals. Further, we have licensed the Micropump platform for the development of a controlled release formulation of a central nervous system medication. The formulation development work that we are engaged in is intended to result in a product with further enhanced controlled release characteristics From time to time we have conducted Micropump/LiquiTime feasibility studies on other proprietary therapeutic compounds under confidentiality agreements with the pharmaceutical companies owning the rights to these compounds. Such contracts provide us with the possibility for expanded relationships. Moreover, these relationships are invaluable insofar as our potential partners often are able to identify opportunities for the Micropump platform from their internal pipeline, opportunities which we would not otherwise know.

We are working with a specialty pharmaceutical company to develop formulations using our Micropump/Trigger Lock platform. We announced in April 2011 that we had entered into a license and development agreement for the development and commercialization of two molecules for pain indications that are AB rated formulations of products that are already marketed in the United States. These are Schedule II listed drugs and the formulations would enjoy the potential advantages of Trigger Lock with respect to our ability to create an abuse-resistant product. We now are working on three separate molecules to be formulated using our Trigger Lock platform.

In addition, as part of our new business model, and the building-up of an internal products portfolio, several products formulated using either Micropump or LiquiTime are under development at Flamel; other Trigger-Lock based products are under consideration. Those products will be marketed either by the Company and/or by partners via licensing/distribution agreements.

Éclat Products

Éclat, acquired in March 2012, has one FDA-approved product on the market in the U.S. - Hycet®, (hydrocodone bitartrate and acetaminophen oral solution) and its generic equivalent. Hycet® is indicated for the relief of moderate to severe pain in patients age two or older. It contains the most commonly prescribed dose of hydrocodone bitartrate (7.5 mg/15 mL) in combination liquid form and has an acetaminophen concentration (325 mg/15 mL) that is lower than many competing products. The FDA has declared that by January 14, 2014, prescription products containing over 325mg of acetaminophen should be removed from the market, and the agency intends to take action to withdraw product approvals if companies do not voluntarily comply. We believe this will require the vast majority of prescription acetaminophen products currently on the market to either withdraw or reformulate, and reformulation will require submission of a new marketing application. Net revenues in 2012 for Hycet and its generic equivalent amounted to $0.8 million, and the total generic market for the product is estimated to grow to approximately $15 million.

Éclat also has a portfolio of other potential products in various stages of development. On October 18, 2012, Flamel received FDA’s acceptance for its first NDA with a PDUFA date of May 31, 2013. For competitive reasons, the Company has decided not to identify the product at this time, but intends to provide additional information at a later date. Flamel believes that the product could have a significant impact on the company's revenue generation and favorably impact its progression to profitability. If approved by the FDA, the product is expected to generate approximately $25 million to $35 million or more in peak annual revenues, subject to the Company being able to market and price the product successfully, of which there can be no assurance. This NDA acceptance is an important milestone for our business and we believe it demonstrates the expanded capabilities of Flamel. This is the first of what we expect to be multiple new product applications to come from our internal pipeline over the next few years.

Strategic Alliances

In order to develop and apply our drug delivery platforms efficiently and to effectively commercialize products, we have entered into, and intend to continue to enter into, various types of collaborative arrangements with biotechnology and pharmaceutical company partners. Such arrangements typically provide funding for development work and access to target compounds and related know-how and, in many cases ultimately, provide distribution capabilities for any resulting products either directly or by providing for the option to enter into future license agreements.

Developing alliances was the only strategy for Flamel’s previous business model:

•	Collaboration and license agreements generate cash to support Company’s internal development programs - approximately $132 million from 2005 to 2012;
•	During the 2005-2012 period, Coreg CR royalties amounted to $49 million. Production of Coreg CR microparticles was $78 million gross;
•	The funding of R&D tax credits by the French Government from 2005 until 2012 has totaled $42 million, which accounts for about 15.2% of Flamel’s total R&D expenditure in France during the same period.
•	Flamel has successfully applied for various grants; in 2012 Flamel has been granted a non-interest-bearing loan of 0.8$ million and grant of $0.5 million to assist financing of the projects under development with Digna Biotech. In addition, the French National Agency for Research on AIDS and Viral Hepatitis covers around 30%, i.e. $0.6 million, of the total costs of the current IFN-alpha XL phase 2 clinical study.

Those partnerships provided entry to new product development opportunities and access to complementary expertise (medical and commercial), e.g.:

•	FDA-approved Coreg CR (carvedilol phosphate) sold by GSK in the US

However, those business activities with Pharma and Biotech companies strongly depend on partners’ corporate strategic priorities. In early 2012, we discontinued our Medusa platform collaboration with Pfizer following their decision not to pursue the development activities.

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

Digna Biotech SL

In June 2011, we announced that we entered into a joint development agreement for the pre-clinical and clinical development of multiple products with Digna Biotech SL, a joint venture between the Center for Applied Medical Research of the University of Navarra in Pamplona, Spain, and a consortium of private Spanish investors that is focused on developing pipeline products to license to pharmaceutical companies. Under the agreement, we are entitled to a share of out-licensing revenues on the molecules being developed.Digna Biotech SL is a clinical stage biotech company that has developed 3 molecules to clinical phase in six years. The agreement has been structured to leverage Digna's research, preclinical and clinical development efforts, and our formulation expertise utilizing Medusa® and Micropump®. We will be primarily responsible for the formulation and manufacturing process development and Digna will be primarily responsible for the preclinical and clinical development. The three initial Digna products that have been identified for development under the agreement are P144, P17, and Methylthiadenosine (MTA). All of these molecules have shown significant activity in preclinical studies involving multiple indications with high unmet medical need. Both companies expect that the achievement of clinical proof of concept data under the joint development agreement could result in significant additional value creation for the parties. In January 2013, the companies discontinued their efforts on MTA as a result of a gene toxicology issue with the molecule.

Eagle Pharmaceuticals

We announced in October 2011 that we entered into a license and development agreement with Eagle Pharmaceuticals for the development of a Medusa-based hydrogel depot formulation of the small molecule antibiotic, tigecycline.  Eagle Pharmaceuticals is a specialty pharmaceutical company. The license agreement was signed after receiving positive pre-clinical results in an initial feasibility study, Under the terms of the license and development agreement, we expect to receive up to $1.2 million (€0.9 million) in milestone payments upon certain development and commercial events and, upon commercial sales, double-digit royalty payments.  Additionally, we are entitled to receive a percentage of any sub-licensing revenues received by Eagle Pharmaceuticals.  All development expenses are the sole responsibility of Eagle Pharmaceuticals.

GlaxoSmithKline

We began work with GSK on a Micropump formulation of Coreg in 2003 when we entered into a license agreement for use of our Micropump platform for an extended release formulation of carvedilol phosphate. The product was approved by the FDA in October 2006 and launched in March 2007. Prior to 2011, we produced Coreg CR microparticles on a cost plus basis pursuant to a separate supply agreement that expired on December 31, 2010. In October, 2011, we announced that we signed a new supply agreement with GSK for the production of Coreg CR microparticles and remain the sole supplier of Coreg CR microparticles for GSK.  Under the agreement, we will receive guaranteed minimum payments to supply Coreg CR microparticles over a minimum period of five years. No earlier than January 1, 2013, GSK may terminate the agreement at their sole discretion by giving six months written notice. The agreement defines the manufacturing relationship between the two companies following the expiration of the previous supply agreement on December 31, 2010. Pursuant to the agreement, we received a payment of €1.3 million ($1.8 million) during the third quarter of 2011 and a further €1.3 million ($1.8 million) payment in the fourth quarter of 2011, as well as a higher margin on all product produced by Flamel for GSK since January 1, 2011. To date, we have received $23 million in milestone payments from GSK and are eligible to receive an additional $2 million if certain milestones are achieved. In 2012, we recognized royalty revenue of $6.9 million on sales of Coreg CR. We are eligible to receive low to mid single digit royalty payments on net sales of Coreg CR. This agreement expires on the later of: (a) ten (10) years from the date of the first commercial sale of product in such country, or (b) the expiration of the last to expire Flamel patent right in such country.

Merck Serono

In December, 2007, we entered into a relationship with Merck Serono to develop a controlled release formulation of an already-marketed Merck Serono product using our Medusa technology platform. In February, 2009, Merck Serono exercised its option to enter into a development and license agreement for this program and paid an upfront fee of € 5.0 million ($6.5 million). Under the terms of the agreement, we are eligible to receive up to €41 million ($53 million) in milestone payments upon certain agreed-upon development events and royalties ranging from the mid- to high- single digits as a percentage of product sales. In March 2012, we announced the completion of the Phase 1 Study conducted by Merck Serono in connection with the development and license agreement for a long-acting, controlled release subcutaneously-administered formulation of interferon beta-1a using the Medusa platform (“IFN-beta XL”). In November 2012, we received notice from Merck Serono that it has decided to terminate for convenience its development and license agreement with Flamel for IFN-beta XL. Unfortunately, we believe that while the Medusa platform was progressing, the IFN-beta XL product’s profile and its development timelines no longer met Merck Serono’s commercial needs.

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

Undisclosed specialty pharmaceutical company (Trigger Lock formulation of pain drugs)

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

Manufacturing

The manufacturing facilities for our drug delivery platform are located in Pessac, France, near Bordeaux. These facilities provide us with two commercial scale production lines for the manufacture of Coreg CR microparticles, and another production line used for other Micropump-enabled formulations. The facility has been audited and is approved by the U.S., the European (EMA) and the French regulatory agencies, ANSM (formerly “AFSSAPS”) (i.e. the production of certain pharmaceutical products, including commercial quantities of our microencapsulated drugs).  Such approval qualifies us to manufacture certain approved pharmaceutical products for sale in most countries in Europe and the U.S.

In the past, in addition to production activities related to our core businesses, we were able to build on our capabilities and experience with GSK and other pharmaceutical customers to engage in toll manufacturing for pharmaceutical partners.

Our Pessac facility equally provides us with one cGMP pilot plant for our Medusa technology. We are able to manufacture qualification batches of our polymers and phase III clinical batches at 10% of the commercial batch size. This facility supports the production of polymer for the needs of our projects based on our Medusa technology

The facility also provides us with non-commercial capabilities for both our Micropump and Medusa technologies. With our experienced workforce and cGMP operations, we are able to perform scale-up activities and clinical batch manufacturing for our Micropump technology and synthesis of new polymers specific to our Medusa formulations.

During 2012, our commercial manufacturing capacity utilization ranged from 50% to 65% of total capacity.

The manufacture of Hycet, marketed by Éclat Pharmaceuticals, is outsourced to a contract manufacturing organization in accordance with a supply agreement that expires in June 2016.

The manufacture of the NDA-submitted products by Éclat is outsourced to contract manufacturing organizations (CMO) in accordance with supply agreements that expire in 2017.

Patents and Proprietary Drug Delivery Platforms

Patents and other proprietary rights are essential to our business. Our contracts are dependent on our technology being patent protected. As a matter of policy, we seek patent protection of our inventions and trademarks and also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position.

Generally, we first file a patent application covering an invention in France and in the United States (provisional application). Within one year, we file a U.S. non-provisional patent application for that invention, together with an international patent application, pursuant to the Patent Cooperation Treaty (PCT).

In addition to seeking patent protection in the United States and France, to further protect the inventions that we consider important to the development of our business, from the PCT we will generally prosecute patent applications in Europe, Japan, Canada, and key foreign markets on a selective basis. Therefore, in addition to the above-named countries, we also have patents granted or patent applications pending in a number of other countries, including Mexico, Brazil, China, India, Australia, Israel, South Africa and South Korea.

In selected cases, an invention developed jointly by Flamel Technologies and a partner may be assigned to the partner. The information provided herein, does not include such patent applications.

As of December 31, 2012, we owned approximately 23 U.S. and 366 foreign patents and 34 U.S. and 224 foreign patent applications. Our principal patents include protection for the following:

•	The Micropump drug delivery platform is patented under several patents. Among them is Flamel Technologies’ key patent, WO 03/030878, which discloses an efficacious coating formulation which provides delayed and sustained release of an active ingredient with absorption limited to the upper part of intestinal tract. This is the basis of the Micropump II technology. It is granted in the United States as US Patent 8,101,209 (Notice of Allowance from the USPTO received on Dec. 12, 2012) and will expire in 2025. It covers Coreg CR formulation and, as such, has been listed at the FDA Orange Book by our partner GSK on February 23, 2012. Equivalent patents are granted in China, Hong Kong, Israel, India, Singapore, Japan, South Korea, Canada, South Africa (expiry in 2022) and in France (expiry in 2021). Patent applications are pending in Brazil, Europe and Mexico and would expire in 2022. The Micropump drug delivery platform is being utilized in collaborations with leading pharmaceutical and biotechnology companies.

•	A stable controlled release, ready-to-use suspension, applicable to a large range of active principles which has been issued a patent in the U.S. (US 7,906,145 expires in 2025) and in South Korea, Canada, Israel, Japan, Australia, China, Austria, Belgium, Switzerland, Liechtenstein, Germany, Spain, France, United Kingdom, Italy, Ireland, Luxembourg, Netherlands, Portugal, Sweden, Turkey, India, Mexico, South Africa that expire in 2023. A patent application is pending in Brazil and a continuation application is pending in the US.

•	A series of seven patent application families that cover our abuse deterrent technology Trigger Lock™. These patents are pending in the US, Europe, Japan and other countries and will expire between 2025 and 2030.

•	The Medusa drug delivery platform is patented under Flamel Technologies’ key patents WO 00/30618 and WO 03/104303, granted in the United States and which will expire respectively in 2019 and 2023. They are being utilized in collaborations with leading pharmaceutical and biotechnology companies. Equivalent patents to WO 03/104303 are granted in China, Israel, Mexico, Australia, Japan, South Korea, Canada and South Africa. Patent applications are pending in Brazil, Europe and India. These patents will expire in 2023.

•	Medusa® nanogels for delivering proteins and peptides such as insulin, interferon and interleukins, have been issued patents in the US, Australia, China, Israel, Japan, South Korea, Mexico, South Africa and Europe expiring in 2024. Corresponding patent applications are pending in India, Canada, Brazil and Thailand.

•	Medusa® microgels for the extended delivery of proteins and peptides have patent applications pending in Europe, Japan, US and other countries. They will expire in 2027 and 2028.

During 2012, we were granted forty-four (44) new patents and filed for one new patent applications with the French Patent Office and the corresponding U.S. provisional patent application.

We can offer no assurance that any patents will provide us with competitive advantages or will not be infringed, challenged, invalidated or circumvented by others, or that the patents or proprietary rights of others will not have an adverse effect on our ability to do business.

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

We believe our delivery platforms, when used in conjunction with therapeutic pharmaceuticals, and development products acquired from Éclat, are subject to drug and biological product approval or marketing authorization requirements. In the United States and the European Union, biological products, such as therapeutic proteins and peptides, generally are subject to the same FDA and EU regulatory requirements as other drugs, although some differences exist. For example, for some biological products a biologic license application (BLA) is submitted for approval for commercialization instead of the new drug application (NDA) or abbreviated new drug application (ANDA) used for other drugs. Also, unlike drug products, some biological products are subject to FDA lot-by-lot release requirements and those approved under a BLA currently cannot be the subject of ANDAs. Insulin, which is regulated as a drug product, typically has not been the subject of ANDAs. However, the FDA is working on a variety of issues pertaining to the possible development of biosimilars and there can be no assurance that this type of submission will continue to be unavailable for insulin. Additionally, our delivery platforms likely will be regulated by the FDA as ‘combination products’ if they are used together with a biologic or medical device. In order to facilitate pre-market review of combination products, the FDA designates one of its centers to have primary jurisdiction for the pre-market review and regulation of both components. In the European Union, applications for marketing authorization of innovative drugs, which are essentially products that are neither generics nor biosimilars, are addressed on a case by case basis by the EMA, followed by a decision of the European Commission, or by the competent authorities of the EU Member States.

New Drug and Biological Product Development and Approval Process

United States and European Union

Regulation by governmental authorities in the United States and other countries is a significant impact in the development, manufacture, and marketing of biological and drug products and in ongoing research and product development activities.  The products of all of our pharmaceutical and biotechnology partners as well as our own products, will require regulatory approval by governmental agencies and regulatory authorities prior to commercialization.  In particular, these products are subject to manufacturing according to stringent cGMP quality principles, and rigorous, pre-clinical and clinical testing and other pre-market approval requirements by the FDA, the European Commission and regulatory authorities in other countries.  In the United States and the European Union,, various statutes and regulations also govern, or influence the manufacturing, safety, labeling, storage, record keeping and marketing of pharmaceutical and biological products.  The lengthy process of seeking these approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources.

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

The FDA reviews all submitted NDAs and BLAs before it accepts them for filing (the U.S. prerequisite for dossier review).  It may refuse to file the application and request additional information rather than accepting an application for filing.  In this event, the application must be resubmitted with the additional information.  The resubmitted application is also subject to review before the FDA accepts it for filing.  Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA or BLA to determine, among other things, whether a product is safe and effective for its intended use.  As part of this review, the FDA may refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation.  There is a strong presumption for advisory committee review for any drug containing an active ingredient not previously approved. The FDA is not bound by the recommendation of an advisory committee.  Under the Prescription Drug User Fee Act (PDUFA), submission of an NDA or BLA with clinical data requires payment of a fee.  In return, the FDA assigns an action date of 10 months from acceptance of the application to return of a first ‘complete response,’ in which the FDA may approve the product or request additional information. (Although PDUFA also provides for a six-month “priority review” process, we do not anticipate it applying to any of our products or our partners’ products.) There can be no assurance that an application will be approved within the performance goal timeframe established under PDUFA, if at all. If the FDA’s evaluation of the NDA or BLA is not favorable, the FDA usually will outline the deficiencies in the submission and request additional testing or information. Notwithstanding the submission of any requested additional information, or even in lieu of asking for additional information, the FDA may decide that the marketing application does not satisfy the regulatory criteria for approval and issue a complete response letter, communicating the agency’s decision not to approve the application.

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

505(b)(2) NDAs. If a product is similar, but not identical, to an already approved product, it may be submitted for approval via an NDA under Section 505(b)(2) of the Act. Unlike an ANDA, this does not excuse the sponsor from demonstrating the proposed product’s safety and effectiveness. Rather, the sponsor is permitted to rely to some degree on published scientific literature and the FDA’s finding that the RLD is safe and effective, and must submit its own data of safety and effectiveness to an extent necessary because of the differences between the products. With regard to certain development products acquired from Éclat, we intend to submit 505(b)(2) NDAs, relying solely on published scientific literature. We do not plan to conduct additional preclinical studies or clinical trials for these 505(b)(2) NDAs.

RLD Patents. An NDA sponsor must advise the FDA about patents that claim the drug substance or drug product or a method of using the drug. When the drug is approved, those patents are among the information about the product that is listed in the FDA publication, Approved Drug Products with Therapeutic Equivalence Evaluations, which is referred to as the Orange Book. The sponsor of an ANDA or 505(b)(2) application seeking to rely on an approved product as the RLD must make one of several certifications regarding each listed patent. A “Paragraph III” certification is the sponsor’s statement that it will wait for the patent to expire before obtaining approval for its product. A “Paragraph IV” certification is a challenge to the patent; it is an assertion that the patent does not block approval of the later product, either because the patent is invalid or unenforceable or because the patent, even if valid, is not infringed by the new product.

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

Regulatory Exclusivities. The Hatch-Waxman Act may provide periods of regulatory exclusivity for products that would serve as RLDs. If a product is a “new chemical entity,” or NCE, – generally meaning that the active moiety has never before been approved in any drug – there may be a period of five years from the product’s approval during which the FDA may not accept for filing any ANDA or 505(b)(2) application for a drug with the same active moiety. An ANDA or 505(b)(2) application may be submitted after four years, however, if the sponsor makes a Paragraph IV certification challenging a listed patent. Because it takes time for the FDA to review and approve an application once it has been accepted for filing, five-year NCE exclusivity usually effectively means the ANDA or 505(b)(2) application is not approved for a period well beyond five years from approval of the RLD.

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

Regulation of Combination Drugs

Medical products containing a combination of drugs or biological products may be regulated as ‘combination products’ in the United States.  A combination product generally is defined as a product comprising components from two or more regulatory categories (e.g., drug/device, device/biologic, drug/biologic).  Each component of a combination product is subject to the requirements established by the FDA for that type of component, whether a drug, biologic or device.

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

In order to facilitate pre-market review of combination products, the FDA designates one of its centers to have primary jurisdiction for the pre-market review and regulation of both components.  The determination whether a product is a combination product or two separate products is made by the FDA on a case-by-case basis. It is possible that our delivery platforms, when coupled with a drug, biologic or medical device component, could be considered and regulated by the FDA as a combination product.

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

Marketing Approval and Reporting Requirements

If the FDA approves an NDA or BLA, the product becomes available for physicians to prescribe.  The FDA may require post-marketing studies, also known as phase IV studies, as a condition of approval to develop additional information regarding the safety of a product. These studies may involve continued testing of a product and development of data, including clinical data, about the product’s effects in various populations and any side effects associated with long-term use. After approval, the FDA may require post-marketing studies or clinical trials, as well as periodic status reports, if new safety information develops. These post-marketing studies may include clinical trials to investigate known serious risks or signals of serious risks or identify unexpected serious risks. Failure to conduct these studies in a timely manner may result in substantial civil fines and can result in withdrawal of approval.

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

Any person or firm that manufactures, distributes, dispenses, imports, or exports any controlled substance (or proposes to do so) must register with the DEA. The applicant must register for a specific business activity related to controlled substances, including manufacturing or distributing, and may engage in only the activity or activities for which it is registered. The DEA conducts periodic inspections of registered establishments that handle controlled substances and allots quotas of controlled drugs to manufacturers and marketers’ Failure to comply with relevant DEA regulations, particularly as manifested in the loss or diversion of controlled substances, can result in regulatory action including civil penalties, refusal to renew necessary registrations, or proceedings to revoke those registrations. In certain circumstances, violations can lead to criminal prosecution. In addition to these federal statutory and regulatory obligations, there may be state and local laws and regulations relevant to the handling of controlled substances or listed chemicals.

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

Competition

We compete with academic laboratories, research institutions, universities, joint ventures, and other pharmaceutical and biotechnology companies, including other companies developing drug delivery platforms or niche brand or generic specialty pharmaceutical products. Some of these competitors are also our business partners. Our Medusa technology competes with technologies from companies such as Ambrx, Enzon, Polytherics, or Prolor Biotech. Numerous companies, such as Acusphere, Supernus or Depomed, develop oral drug delivery platform that can compete with our Micropump technology . LiquiTime (liquid oral controlled-delivery platform) competes with technologies such as those developed by companies like Tris Pharma. With Trigger Lock, we compete with companies seeking to develop abuse-deterrent formulations of scheduled drugs such as Pain Therapeutics or Acura Pharmaceuticals. The Éclat business competes with companies such as Covidien, Hi-Tech, and others.

There are other companies developing sustained release drug delivery platforms and oral delivery platforms. There could be new chemical entities that are being developed that, if successful, could compete against our technologies or products. Among the many experimental therapies being tested in the United States and in Europe, there may be some that we do not now know of that may compete with our drug delivery platforms or products in the future. These chemical entities and new products may turn out to be safer or may work better than our technologies or products. Our collaborators could choose a competing drug delivery platform to use with their drugs instead of one of our drug delivery platforms.

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

Further, major technological changes can happen quickly in the biotechnology and pharmaceutical industries. Such rapid technological change, or the development by our competitors of technologically improved or different products, could render our drug delivery platforms obsolete or noncompetitive.

Additionally, the competitive nature of our industry could adversely affect market acceptance of our products or the use of our drug delivery platforms. Our products and technologies may not gain market acceptance among physicians, patients, healthcare payers and the medical community. The degree of market acceptance of any product candidate that we develop will depend on a number of factors, including:

•	demonstration of its clinical efficacy and safety;

•	its cost-effectiveness;

•	its potential advantage over alternative treatment methods; and,

•	the marketing and distribution support it receives.

Description of Property

Our corporate headquarters and the research center are located in Venissieux, France (a suburb of Lyon) in five adjacent leased facilities totaling approximately 60,000 square feet.  One building of approximately 13,000 square feet houses administrative offices and research laboratories, including equipment dedicated to polymer characterization and analytical research.  The lease on this facility expires in 2013 and will be renewed.  A second facility comprising approximately 13,000 square feet houses equipment dedicated to our Micropump technology has a lease which expires in 2015. The third facility of approximately 1,000 square feet houses our regulatory affairs and the lease expires at the end of 2013.  The fourth facility of approximately 6,800 square feet houses analytical laboratories and quality control and the lease expires in 2013 and will be renewed. The fifth facility of approximately 26,000 square feet houses a biological laboratory and research laboratories with equipment for organic synthesis and polymerization, polymer formulation and small scale processing.  The lease on this facility expires at the end of 2014.

We own facilities, of approximately 103,900 square feet, located in Pessac France which are housed on a 470,000 square foot lot in an industrial park not far from the Bordeaux airport. The facilities include manufacturing capabilities with spray-coating equipment and a clean room for the synthesis of biopolymers.  The facility has been audited by European and U.S. drug agencies and is, we believe, cGMP compliant.

The initial value of the facility is recorded in our financial books at the value of the liabilities corresponding to the retirement indemnities of the plant staff that we assumed at the time of the plant purchase in 1996, plus the additional investments made by us, less the depreciation and appropriate amortization.

In 2004, we invested $10.3 million in a new building which includes 8,600 square feet dedicated to our Medusa technology with a cGMP pilot plant, extended synthesis capacity and increased capacity to manufacture qualification and phase III batches at 10% of the commercial batch size. This facility was successfully inspected by the French Agency (AFSAPPS) in June 2008 and recorded officially as a GMP excipient manufacturing facility.

Our manufacturing facility of approximately 6,800 square feet is used for the manufacture of Coreg CR microparticles for GSK as well as other Micropump enabled formulations and houses two suites of equipment, as well as a dedicated warehouse, analytical control laboratory and a technical area with air compressor units, refrigeration units for solvents, and heat boiler.  The buildings associated with the new Micropump facility, which we own directly, were constructed at a cost of $8.2 million, see page F-26 of our consolidated financial statements.

We invested a further $14.7 million, of which a significant proportion was funded by our partner, GSK, in 2008 for the expansion of our Micropump Pilot Development facilities increasing the available area by 14,300 square feet and renovating a further 4,500 square feet. .  The new facility houses administrative offices and process development areas which can be utilized for the production of both clinical and commercial batches, thus increasing our production capacity from two lines to three.

We have commercial and administrative activities located in St. Louis, Missouri acquired following the acquisition of Éclat in March 2012. The office space consists of 4,069 square feet, and the lease expires in the last quarter of 2013.

During 2012, we expended $1.1 million on property and equipment.

See “Item 5, Operations and Financial Review and Prospects” for more information regarding our investment activities and principal capital expenditures over the last three years.

ITEM 4A. Unresolved Staff Comments

Not applicable

ITEM 5. Operating and Financial Review and Prospects

The following should be read in conjunction with ”Item 3. Key Information” and the Company’s Financial Statements and the Notes related thereto appearing elsewhere in this Annual Report. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Overview

We are a specialty pharmaceutical company with a long history of expertise in drug delivery, focusing on the development of safer and more efficacious formulations, tackling unmet medical needs in the process. We are focusing on (1) the development and licensing of five versatile, proprietary drug delivery platforms (2) the development of novel, high-value products based on our drug delivery platforms and (3) as a result of our acquisition of Éclat the development, approval, and commercialization of niche branded and generic pharmaceutical products in the U.S.

The acquisition of Éclat in March 2012 has resulted in the implementation of a different business model. We blend novel, high-value, internally developed products with our leading drug delivery capabilities and can commercialize niche branded and generic pharmaceutical products in the U.S. This revised strategy, enables us to be less dependent in the future on the often, changing strategies of our partners. We continue to explore development, supply and licensing opportunities for five drug delivery platforms with third parties, but will not rely completely on those partnerships to create revenue and profit opportunities.

Over the course of 2011 and 2012, we have attempted to maintain a diversified revenue stream with pharmaceutical companies across diverse therapeutic areas and for both new and marketed molecules. In 2012 we have conducted a thorough review of our partnership projects and have sought to complement these with products that will be developed in-house, which will in turn provide diversified revenues sources in the future and less reliance on our partners for success in bringing our technology to commercialized products. Revenues generated by Coreg CR remain a significant portion of our revenue and revenues from GSK contributed to 61% of our revenues in 2012. Maintaining a diversified product, project and customer portfolio is critical to our ongoing success and our goal is to retain a steady number of externally funded programs in our pipeline, while developing products in-house and leveraging revenues from the commercialization of niche branded and generic products in the U.S. provided to us by the Éclat acquisition. .

As in previous years, in 2012 our scientists have been dedicated to executing the research programs signed with our partners and fundamental internal research programs, including those for which we have obtained government funding. The majority of these programs are early stage and pre-clinical programs. We have added four internal proprietary products in to our programs in 2012 in addition to our partnered programs and continued fundamental research aimed at improving our drug delivery capabilities and offerings. Over 2012, our external project portfolio has continued to reduce resulting in the decrease in research and development revenues. Discussions on potential license and development agreements are typically a long process, but we remain committed to pursuing discussions with potential partners where we believe our strategies are aligned, our technology can provide value to our partner and our partner is in a position to finance the development and commercialization of the target product.

Operating expenses decreased in 2012 largely as a result of two non-cash line items. The first is a favorable $18.8 million adjustment from the change in fair-value measurement of the liabilities outstanding for the acquisition of Éclat (see note 2 and 16 to the Consolidated Financial Statements) as of December 31, 2012 compared with acquisition date of March 12, 2012. These commitments were valued at acquisition at $50.9 million and are now valued at $31.9 million, based on current information and data, including financial projections related to the potential of the Éclat products, as well as the share price and interest rate in so far as they influence the value of the warrants. The second is an impairment of in-progress R&D assets of $7.2 million, mainly reflecting changes in market opportunities for one of the acquired pipeline products. Absent these items, operating expenses increased due to costs associated with the Éclat business, which were not present in the prior period, and severance and legal costs generated at the time of the acquisition of Éclat. Our investment in research and development, or R&D, has marginally increased as we pursue the development of the Éclat product portfolio and maintain our research efforts on our in-house product portfolio and partner portfolio. We continue to maintain an aggressive approach to cost controls and are committed to challenging our costs on non-core activities. As projects advance to later stage development we expect to see an increase in R&D expenditure, including regulatory costs and the payment of FDA filing fees, which are expected to be $2 million for each of the Éclat products we expect to file for approval in the next twelve months. Non-cash expenses relative to stock based compensation, amounted to $3.0 million in 2012 and $2.8 million in 2011.

In 2012, our investment in property and equipment was comparable with 2011, since investments were limited to our day to day needs.

As in previous years, the majority of the Company’s expenses were incurred in Euros, since the Company’s base of operations is in France. However, a portion of revenues were, and will continue to be, denominated in U.S. dollars, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”. Although our reporting currency is the U.S. dollar, the Company’s functional currency is the Euro. Conversion of the Company’s financial accounts to U.S. dollars for reporting purposes is calculated in accordance with the value of the Euro to the U.S. dollar. See “Item 3. Key Information – Exchange Rates”. As such, the Financial Statements are translated as follows: (1) asset and liability accounts at year-end rates, (2) income statement accounts at quarterly weighted average exchange rates for the year (3) cash flow statement quarterly weighted average exchange rates for the year, and (4) shareholders' equity accounts at historical rates. Consequently, the variation in the Euro relative to the U.S. dollar has an impact on the interpretation of the financial statements, which may differ from the underlying variations in the functional currency. For example, the weakening of the Euro relative to the U.S. dollar has resulted in a 7.6% decrease in the average value of the Euro relative to the US dollar between 2011 and 2012. Consequently, Euro denominated expenses will appear to have decreased by an equivalent amount year on year simply as a result of the translation from Euro to U.S. dollars for reporting purposes. The closing value of the Euro relative to the U.S. dollar has increased by 2.0% resulting in a corresponding increase in amounts represented in the balance sheet as of December 31, 2012, compared with December 31, 2011. The Company does not engage in substantial hedging activities with respect to the risk of exchange rate fluctuations, although it does, from time to time, purchase Euros against invoiced Dollar receivables. There is no outstanding hedging agreement as of December 31, 2012.

In certain instances we may compare expenses from one period to another in this Annual Report on Form 20-F using comparable currency exchange rates in order to assess our underlying performance before taking into account exchange fluctuations. To present this information, prior period expenses are converted into U.S. dollars at current year average exchange rates rather than exchange rates for the prior fiscal year. For example, if SG&A expenses were €9.4 million in each of fiscal year 2012 and fiscal year 2011, we would report $12.1 million of SG&A expenses in fiscal year 2012 (based on the quarterly weighted average exchange rates during 2012) and $13.0 million in fiscal year 2011 (based on the quarterly weighted average exchange rates during 2011). The presentation using comparable currency exchange rates would translate the fiscal 2011 expenses using the fiscal 2012 exchange rates and indicate that underlying expenses were flat rather than increasing by $0.9 million, as would be reported in the financial statements under U.S. GAAP. We use figures prepared on a comparable currency basis for internal analysis and communicate similarly externally from time to time, since we believe this appropriate in order to analyze variations in expenditure from one period to another. However, figures provided on a comparable currency basis are unaudited and are not measurements under U.S. GAAP.

Flamel’s business is subject to substantial risks, including the uncertainties associated with the research and development of new products or technologies, the length and uncertainty linked to the results of clinical trials and regulatory procedures, uncertainties relating to collaborative arrangements with large companies, difficulties in the scale-up and manufacturing of its products, the uncertainty relating to the market acceptance of new products based on its technologies and uncertainties arising from the Éclat acquisition and the development and commercialization of its portfolio of products. The time required for the Company to achieve sustained profitability, and consequently, the amount of future losses, is highly uncertain. Operating losses may also fluctuate from quarter to quarter as a result of differences in timing of revenues recognized or expenses incurred. See “Item 3. Key Information - Risk Factors”.

The Company has incurred substantial losses since its inception, and through December 31, 2012, had an accumulated deficit of approximately $192.6 million. Flamel expects to maintain its investment in its research and development activities in line with the internal and external project portfolio, while being vigilant to ensure that investments in non-core activities are limited. Thus, there can be no assurance that the Company will not continue to incur losses. The Company intends to pursue a strategy whereby three distinctive sources of revenue covering the short term, the mid-term and the long term will be pursued as opposed to one source of revenue from collaborative agreements, as was the case a year ago. The acquisition of Éclat in March 2012 has resulted in an altered business model allowing the Company to blend novel, high-value internally developed products with its leading drug delivery capabilities and to commercialize niche branded and generic pharmaceutical products in the U.S. The company will be less dependent in the future on the often, changing strategies of its partners and while it continues to explore development, supply and licensing opportunities for its drug delivery platforms with third parties, these will not be the sole source of revenue and profit opportunities. We expect our research and development costs to increase as we pursue the development of our own products. We raised debt financing in February 2013 to support the development, regulatory approval and, if approved, commercial launch, of products currently under development by Éclat. We currently have two product approval requests with the FDA, one of which was accepted in October 2012, with a PDUFA date of May 2013, and the second, which was filed in February 2013, which is awaiting FDA acceptance. If approved we anticipate generating revenue streams on these products in 2013 and beyond, which will be supplemented by further products from the Éclat business in 2014. Revenues from these products are expected to provide the necessary funds to pursue the development of our internal product portfolio.

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

Results of Operations

Years Ended December 31, 2012, 2011 and 2010

Operating Revenues

The Company had total revenues of $26.1 million in 2012, $32.6 million in 2011 and $37.1 million in 2010. The following table shows revenues attributable to license and research activities in millions of US dollars:

		2010	2011	2012

LICENSE AND RESEARCH REVENUES		19.7	10.6	9.3

RESEARCH		10.9	6.3	5.1

Research	Merck Serono	4.1	2.4	-
	Baxter International	0.4	0.0	-
	Pfizer	0.3	0.1	-
	Eagle Pharmaceuticals	-	0.3	0.7
	Undisclosed Partners	6.1	3.5	4.4

LICENSES		8.8	4.3	4.3

Upfront Payment	Merck Serono	1.3	1.4	2.7
	Baxter International	1.6	0.9	-
	Pfizer	0.2	0.7	-
	Undisclosed Partners	0.3	1.3	1.3

	Milestones Merck Serono	5.4	-	-
	Undisclosed Partners	-	-	0.3

TOTAL		19.7	10.6	9.3
	Merck Serono	10.8	3.8	2.7
	Baxter International	2.0	0.9	0.0
	Pfizer	0.5	0.8	0.0
	Eagle Pharmaceuticals	0.0	0.3	0.7
	Undisclosed Partners	6.4	4.8	5.9

In 2012, license and research revenue totalled $9.3 million. License and research revenue in 2011 and 2010 totalled $10.6 million and $19.7 million, respectively. In 2011 research and development revenue totalled $6.3 million and license revenue totalled $4.3 million. In 2010 research and development revenue totalled $10.9 million and license revenue totalled $8.8 million. License and research revenues in 2012 and 2011 have decreased compared with 2010 due to limited milestones. Certain of our key programs have been in clinical development in 2011 and 2012 and as such required less research and development resources. Certain of such programs are awaiting decisions from partners as to the next development stage and in November 2012, Merck Serono informed the Company of its decision to terminate, for convenience, the development and license agreement.

Research and development revenues in 2012 consisted primarily of $0.7 million from Eagle Pharmaceuticals and $4.4 million from undisclosed partners. Research and development revenues in 2011 consisted primarily of $2.4 million from Merck Serono, $0.1 million from Pfizer, $0.3 million from Eagle Pharmaceuticals and $3.5 million from undisclosed partners. Research and development revenues in 2010 consisted primarily of $4.1 million from Merck Serono, $0.4 million from Baxter International, $0.3 million from Pfizer, and $6.1 million from undisclosed partners.

License revenues in 2012 consisted primarily of $2.7 million from Merck Serono (amortization of up-front payments) and $1.6 million from undisclosed partners. License revenues in 2011 consisted primarily of $1.4 million from Merck Serono (amortization of up-front payments), $0.9 million from Baxter International (amortization of up-front payments), $0.7 million from Pfizer (amortization of up-font payment) and $1.3 million from undisclosed partners. License revenues in 2010 consisted primarily of a $6.7 payment million from Merck Serono, including a $5.4 million milestone payment and $1.3 million amortization of up-front payment, and $1.6 million from Baxter International (amortization of up-font payment).

In 2012, product sales and services revenues totaled $9.7 million, $13.4 million in 2011 and $8.2 million in 2010. In 2011 and 2010 product sales relate solely to sales of Coreg CR microparticles to GSK. In 2012, product sales include sales of Coreg CR microparticles to GSK and product sales of Hycet for a total of $0.6 million. Revenues from the sale of Coreg CR microparticles have decreased in 2012 as a result of the lower demand and the fact that a new supply agreement was concluded in 2011 generating favorable terms including two payments each of €1.3 million ($1.8 million) in connection with fluctuation in demand requirements, of which $0.9 million was recognized as revenue in 2012. The multi-year supply agreement provides for fixed unit pricing, as opposed to a cost-plus arrangement in the previous supply agreement, and guaranteed minimal payments minimum period of five years. No earlier than January 1, 2013, GSK may terminate the agreement at its sole discretion by giving six months written notice.

Other revenues of $7.1 million in 2012, $8.6 million in 2011 and $9.2 million in 2010, , consisted primarily of royalties from GSK related to the sale of Coreg CR and to a lesser extent royalties from Corning related to the sale of photochromic lenses that incorporate technology licensed from Flamel.

Operating Expenses

The Company had total costs and expenses of $34.5 million in 2012, $42.2 million in 2011, and $46.9 million in 2010.

The terms of acquisition of Éclat Pharmaceuticals in March 2012 included the issuance of a $12 million note, whose repayment is tied to the approval and net sales of certain Éclat products, 3.3 million warrants and earn-out payments based on the gross profit achieved on the Éclat products (see note 2 to the Consolidated Financial Statements). These commitments are revalued and reassessed at each balance sheet date based on information and data available at that time, including financial projections related to the potential of the Éclat products, as well as the share price and interest rate in so far as they influence the value of the warrants. A favorable $18.9 million adjustment was realized in 2012 from the updated fair-value measurement of these liabilities compared with their valuation at the time of acquisition. In addition, a $7.2 million charge was recognized to reflect the impairment of acquired R&D assets, mainly reflecting changes in market opportunities occurring post-acquistion for one of the acquired pipeline products. Absent these line items operating expenses amounted to $46.1 million in 2012.

As in previous years, in 2012 the majority of costs were incurred on research and development. R&D costs totaled $26.1 million in 2012, $25.1 million in 2011 and $28.7 million in 2010. At comparable currency exchange rates, research and development costs increased by $2.9 million in 2012 compared with 2011, of which $3.5 million relates to expenses for development and regulatory costs of the Éclat portfolio, not present in the prior year.

Our total research and development expenditures can be disaggregated in the following significant type of expenses ($USD in millions):

	2010	2011	2012
Salaries and employee benefits	17.8	16.9	16.5
Materials and Supplies	4.7	3.9	3.4
Pre-clinical, Clinical, Regulatory and Manufacturing outside services	3.4	2.5	3.9
Grants and R&D Tax credit	(8.5)	(7.8)	(6.7)
Depreciation of facilities and equipment	2.4	2.0	1.7
Other Expenses & Taxes	7.7	6.4	6.2
Stock-based Stock Compensation	1.2	1.2	1.1
Total	28.7	25.1	26.1

The resources allocated to each technological platform over the past three years are as follows:

Full Time Equivalents	2010	2011	2012
Medusa	95	87	78
Micropump	37	35	45

The cost of outside services borne by the Company for pre-clinical, clinical, contract manufacturing and regulatory activities by technological platform over the past three years are as follows ($USD in millions):

		2010	2011	2012
Pre-Clinical	Medusa	2.1	1.7	0.4
	Micropump		0.3
Clinical	Medusa	0.8	0.2	0.3
	Micropump	0.4	0.3
Contract Manufacturing	Éclat	-	-	1.7
Regulatory	Éclat	-	-	1.5

As of December 31, 2012, Flamel had total research tax credits receivable of $20.3 million. In 2012 the Company obtained an advance secured against the tax credit generated in 2011 valued at $5.8 million as of December 31, 2012. This advance would normally have been received as a cash payment of $6.5 million in 2015. In 2011 the Company obtained an advance secured against the tax credit generated in 2010 valued at $6.8 million as of December 31, 2012. The Company earned a research and development credit of $6.5 million in 2012, $6.1 million in 2011 and$7.7 million in 2010. The tax legislation will enable the Company to benefit from immediate reimbursement of the 2012 tax credit since it meets the SME (Small and Medium Enterprises) criteria under EU legislation as of December 31, 2012.

The average number of employees dedicated to research and development activities has decreased year over year. This decrease was driven by the reduction of the external project portfolio and by the fact that a number of projects are in clinical development, thus requiring less resource allocation. Total employees as of December 31, 2012 amounted to 256 compared with 267 at the end of 2011 and 291 at the end of 2010. The Company has spent $0.7 million on pre-clinical and clinical studies in 2012 compared with $2.5 million in 2011 and $3.4 million in 2010. This reduction is predominantly due to the absence of any spending on Micropump in 2012, since certain projects are being evaluated by partners, and a reduction in pre-clinical spending on Medusa projects as management has reprioritized project development efforts and refocused innovative opportunities to expand the technological platforms. Costs are expected to increase in the future. In 2012, costs of $3.2 million have been incurred on the Éclat portfolio for contract manufacturing services and regulatory activities. These costs are associated with the development of products with outside contractors and costs for preparation of the FDA filing, including meetings with the agency at key points in the development program.

Costs of products and services sold were $5.9 million in 2012, $6.3 million in 2011 and $6.9 million in 2010. These costs relate primarily to the supply of commercial quantities of microparticles of Coreg CR to GSK and the availability of relevant production capacity. In 2012, costs have continued to decline in line with ongoing demand for the product and capacity availability requirements from GSK.

SG&A expenses, amounted to $14.2 million in 2012, $10.8 million in 2011 and $11.3 million in 2010. SG&A expenses included stock based compensation expense of $1.9 million in 2012, $1.2 million in 2011 and $1.8 million in 2010. SG&A expenses in 2012 include Éclat-related expenses of $2.0 million not present in prior periods. Excluding these additional expenses, SG&A expenses increased by $2.0 million over 2011 expenses at comparable currency exchange rates. This increase is due to legal costs and severance costs incurred as a consequence of the acquisition of Éclat in March 2012 and the change in Chief Executive Officer.

Non-Operating Items

Interest income and expense and realized gains on the sale of monetary SICAVs (Sociétés d’Investissement à Capital Variable) were an income of $0.5 million in 2012 compared with of $0.6 million in 2011 and $0.4 million in 2010. Total interest income is $0.5 million in 2012, generated on long-term deposits. Interest expense was $118,000 in 2012, $73,000 in 2011 and $24,000 in 2010 and is primarily related to the interest applicable to the Company’s equipment leases and, interest incurred on the advance received from Oseo, a French government agency, and secured against future research tax credits (see Note 14.1 to the Consolidated Financial Statements).

Foreign exchange loss was $180,000 in 2012, a gain of $273,000 in 2011 and a gain of $109,000 in 2010. These exchange gains and losses are generated by transactions denominated in foreign currency and in particular revenues denominated in USD. The variation in foreign exchange gain/loss results from the volume of operations in foreign currency and the variation in exchange rates over the year.

Other income in 2012 amounted to $0.1 million as in 2011 and consisted of miscellaneous items, compared with $0.5 million in 2010, which included the write off of a dual customer payment received in 2000 and reimbursement of overpaid taxes from prior years.

Income tax benefit in 2012 amounted to $4.7 million, of which $4.8 million reflects tax benefit of statutory net operating losses generated by the Éclat business. In 2010, the French government modified the tax legislation with respect to the calculation of business tax. In the past, business tax was calculated based on the rental value of property and equipment with a maximum liability based on 3.5% of gross profits. As of 2010, part of the business tax is based on the rental value of property and a part on gross profits. This change in tax legislation has generated tax expense of $0.1 million in 2012, $0.2 million in 2011 and $0.2 million in 2010 relative to the portion of business tax based on gross profit.

As of December 31, 2012, the Company had $184.7 million in French net operating loss carry-forwards and $9.8 million in US net operating losses carry-forwards. The French carry-forwards can be utilized against future operating income indefinitely, subject to an annual limitation of €1.0 million and 50% of taxable income in excess of this threshold and the US carry-forwards can be utilized against future operating income subject to a limitation of $1.8 million per year on pre-acquisition tax losses of $4.9 million.

Net Income/Loss

For the year ended December 31, 2012, the Company reported a net loss of $3.2 million or $0.13 per share, excluding the impact of the re-measurement of the fair value of acquisition liabilities and the impairment of R&D assets the net loss is $14.9 million or $0.59 per share. For the year ended December 31, 2011, Company reported a net loss of $8.8 million or $0.36 per share. For the year ended December 31, 2010, the Company reported a net loss of $9.0 million or $0.37 per share.

Liquidity and Capital Resources

On December 31, 2012, the Company had $2.7 million in cash and cash equivalents and $6.4 million in marketable securities compared with $3.5 million in cash and cash equivalents and $21.0 million in marketable securities on December 31, 2011 and $8.2 million in cash and cash equivalents and $23.2 million in marketable securities on December 31, 2010. The decrease in the level of cash and cash equivalents and marketable securities results from the funding of ongoing operations and the reduction in revenues due to termination of certain projects.

Net cash used in operating activities was $23.1 million as of December 31, 2012, compared with $10.3 million as of December 31, 2011, and $5.5 million as of December 31, 2010. As of December 31, 2012 net cash used in operating activities reflected a net loss of $3.2 million, offset by non-cash movements of $11.2 million, including $18.8 million of remeasurement of acquisition liabilities, $7.2 million of impairment of assets, $4.8 million tax benefit which will be set off against future taxable income, $3.2 million of depreciation on property and equipment, $3.0 million relative to stock compensation expense and $1.0 million of grants recognized to the income statement. The decrease in cash generated from operating activities is driven by the increase in noncash movements and an increase in working capital requirements. The latter results from an increase the R&D tax credit whose reimbursement is deferred, and the absence of upfront payments decreasing deferred revenue. Essentially the decrease in cash provided from operating activities is due to the fall in revenues year and year, absence of new license and development agreements generating upfront payments, while operating expenses have increased.

Net cash provided by investing activities was $15.4 million in 2012, compared with net cash used of $0.4 million in 2011. Investing activities included proceeds from the sale of marketable securities for $18.2 million and purchase of marketable securities for $3.6 million. In 2011 and 2012, the Company has maintained the same investment policy and the sale and purchase of marketable securities are limited to the financing of ongoing operations. In 2012, $1.1 million was spent in the purchase of property and equipment compared with $1.9 million in 2011. In 2012, $1.8 million of cash was acquired following the acquisition of Éclat in March, 2012. Net cash provided by investing activities amounted to $6.0 million in 2010 and included $3.6 million in the purchase of property and equipment, including funding of investments to consolidate our chemistry laboratory at Pessac and create a development laboratory for formulation activities at Pessac as our projects progress into clinical development.

Net cash provided by financing activities was $7.0 million in 2012 and includes an advance of $5.7 million received in the second quarter of 2012 from Oseo, secured against the research and development tax credit of $6.1 million earned in 2011, funding in the form of grants and reimbursable loans received from various government agencies, for a total of $1.0 million. Cash provided by financing activities was 6.1 million in 2011 and included an advance of $7.4 million received in the second quarter of 2011 from Oseo, secured against the research and development tax credit of $7.7 million earned in 2010, funding in the form of grants received from various government agencies, for a total of $0.4 million and reimbursement of an advance from Oseo of ($1.9) million, secured against the 2007 research tax credit. Net cash used by financing activities was ($0.8) million in 2010 and included reimbursement of an advance from Oseo, of ($1.9) million, secured against the 2006 research tax credit and grants received from various government agencies, for a total of $0.4 million.

Since its inception, the Company’s operations have consumed substantial amounts of cash and may continue to do so. In February 2013, the Company received funding of $14.5 million in relation to a Facility and Royalty agreement signed with Deerfield entities effective December 31, 2012. The Company believes that ongoing research and product development programs are adequately funded for the next year and believe current working capital to be sufficient for the Company’s present requirements. The Company also believes current financial resources and cash from various grants, royalty payments, licenses and commercialization of products currently awaiting FDA approval will be sufficient to meet the Company’s cash requirements in the near future. We believe we have sufficient funds to finance operations and cash requirements for at least the next twelve months.

As of December 31, 2012, the Company held marketable securities classified as available-for-sale and recorded at fair value. Total marketable securities totaled $6.4 million at December 31, 2012 and $21.0 million at December 31, 2011.

As of December 31, 2012, the Company had loans of $2.8 million from Oseo, $1.9 million advance from the French Ministry of Industry for a ‘Proteozome’ research project, These loans do not bear interest and are repayable only in the event that the research is successful technically or commercially. In 2011, the Company reached an agreement with Oseo in relation to funds received in the 1990’s for the development of Asacard, for a debt waiver of $0.4 million and reimbursement of $0.5 million over four years, of which $0.1 million was reimbursed in 2012. (See Note 16 to the Consolidated Financial Statements). The Company has evaluated the debt due for the purchase of Éclat Pharmaceuticals at $31.9 million as of December 31, 2012. The obligations relative to the acquisition arise from the $12 million senior note issued by our U.S. subsidiary, Flamel US Holdings, Inc., that is guaranteed by us and our subsidiaries and secured by the membership interests and assets of Éclat and the commitment by Flamel US Holdings, to pay to all gross profit generated by Hycet® up to a maximum of 1 million USD and 20% of any gross profit generated by certain Eclat launch products. See Item 10. Additional Information – Material Contracts and Note 16 – Long Term Debt for more information regarding these obligations.

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

Upon cessation of the supply agreement, in the normal course, GSK will pass title to all production equipment to Flamel without cost. A total of $8.2 million has been spent on the acquisition of buildings and fixtures and a total of $11.1 million has been spent on behalf of GSK for the purchase of production equipment. All funds initially received for completion of the manufacturing area were used to purchase both equipment and facilities prior to December 31, 2006. The funds received from GSK to finance the acquisition of assets owned by Flamel are classified as a current liability for $0.3 million and as a long term liability for $3.8 million. The total liability is being amortized on a pro-rata basis over the expected life of the related assets and reflected as an offset of the depreciation of the related assets.

In July 2006, the supply agreement was supplemented by an agreement with GSK to partly sponsor the expansion of facilities at Pessac from two lines to three in anticipation of an expected increase in demand for the product. The provisions of the agreement include payments to Flamel of $8.1 million to partially support the acquisition of equipment, building and fixtures to which Flamel has immediate title. GSK has exclusive use of part of the facilities in order to meet demand requirements for a period of time. As of December 31, 2007, all installments due under the agreement were received. As of December 31, 2012 these funds are classified as a current liability for $0.4 million and as a long term liability for $2.5 million. The liability is being amortized on a pro-rata basis over the expected life of the assets and proportionally based on funding received compared with the total value of the related assets. The amortization of the liability is reflected as an offset of the depreciation of the related assets.

In June 2011, the Company obtained an advance from OSEO for $7.4 million secured against the research tax credit due to the Company by the tax authorities for expenditures incurred in 2010, totaling $7.7 million. In June 2012, the Company obtained an advance from OSEO for $5.7 million secured against the research tax credit due to the Company by the tax authorities for expenditures incurred in 2011, totaling $6.1 million. The interest rate applied is the monthly average of the Euro Interbank Offered Rate (EURIBOR) plus 0.9%. As of December 31, 2012 the total liability amounted to $12.7 million and is classified as long term.

The contractual cash obligations of the Company as of December 31, 2012, are as follows:

	Payments Due by Period
(in thousands of U.S. dollars)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-Term Debt Obligations (see Note 16)	$54,247	$3,351	$20,311	$23,199	$7,386
Capital Lease Obligations (see Note 17)	$273	$87	$173	$13	-
Operating Leases Obligations (see Note 23.2)	$1,834	$991	$801	$41	-
Purchase Obligations	$705	$130	$384	$191	-
Other Long-Term Liabilities reflected on the Registrant’s Balance Sheet under GAAP (see Note 21)	$1,027	-	$263	$234	$530
Total Contractual Cash Obligations	$58,086	$4,559	$21,932	$23,678	$7,916

Future interest payments included in capital lease obligations amount to a total of $19,000.

Off-Balance Sheet Arrangements

As of December 31, 2012, the Company has no off-balance sheet arrangements.

ITEM 6. Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth the name and position of the directors of the Company as of December 31, 2012. Michael S. Anderson, former Chief Executive Officer of Éclat, was appointed Chief Executive Officer of the Company, effective March 13, 2012.

Name	Position	Year of Initial Appointment

Stephen H. Willard (1) (4) (5)	Non-Executive Chairman of the Board of Directors	2000

Michael S. Anderson (6)	Chief Executive Officer and Director	2012
Catherine Bréchignac (3)	Director	2011
Guillaume Cerutti (1) (2)	Director	2011
Dr. Francis J.T Fildes (1) (2)	Director	2008
Craig Stapleton (1) (2) (3)	Director	2011
Elie Vannier (2) (3)	Director	2005

(1) Member of the Compensation Committee

(2) Member of the Audit Committee

(3) Member of the Nominating and Corporate Governance Committee

(4) Appointed as a Director in 2001

(5) Chief Executive Officer up to March 12, 2012

(6) Appointed Chief Executive Officer on March 13, 2012

The following table sets forth the name and position of the executive officers and senior management of the Registrant.

Name	Position	Year of Initial Appointment
Michael S. Anderson	Chief Executive Officer	2012
Rafael Jorda	Executive Vice President and Chief Operating Officer	1991
Christian Kalita	Directeur Général Délégué Pharmacien Responsable (Chief Pharmacist)	2005]
Siân Crouzet	Principal Financial Officer	2005
Steven A. Lisi	Senior Vice President, Business and Corporate Development	2012
Gregg Stetsko, Ph.D.	Vice President, Research and Development	2013

The term of office of each of the directors expires at the year 2013 ordinary shareholders meeting. With the exception of Mr. Anderson, all of the directors are independent as defined in NASDAQ Marketplace Rule 5605 (a)(2).

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

The Board of Directors reviews and monitors Flamel’s business, financial and technical strategies. In addition, under French law, the Board of Directors prepares and presents the year-end French statutory accounts of the Company to the shareholders and convenes shareholders’ meetings. French law provides that the Board of Directors be composed of no fewer than three and not more than 18 members. The actual number of directors must be within such limits and may be provided for in the statuts, our bylaws, or determined by the shareholders at the annual general meeting of shareholders. The number of directors may be increased or decreased only by decision of the shareholders. No more than a third of directors may be over the age of seventy.

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

The Company’s Board of Directors currently consists of seven members, six of whom are outside directors and whom we believe bring broad experience to Flamel:

•	Mr. Stephen H. Willard was the Chief Executive Officer through March 12, 2012 and has been Chairman of the Board of Directors of Flamel Technologies SA since June 2012. Prior to being asked to serve as CEO by the Board of Directors in June 2005, Mr. Willard was the Company’s Chief Financial Officer and General Counsel;

•	Catherine Bréchignac is the Permanent Secretary for the French National Academy of Sciences, former Chairperson of the French National Centre for Scientific Research (CNRS), a member of the American Academy of Arts and Sciences and French Ambassador for Sciences and Technology;

•	Guillaume Cerutti is the Chairman and Chief Executive Officer of Sotheby’s France, former CEO of the French Directorate General for Competition, Consumer Affairs and Repression of Fraud, (Ministry of Finance and Economy) and currently serves as Chairman of the Board of the ‘Institut de Financement du Cinéma et des Industries Culturelles’;

•	Francis JT Fildes is the former Senior Vice President: Head of Global Development for AstraZeneca, PLC, former Director of ProStrakan Pharmaceuticals PLC and a current Director of Fildes Partners Ltd and a Fellow of the Royal Society of Medicine and the Royal Society of Chemistry;

•	The Honorable Craig Stapleton is the former United States Ambassador to France and Director of Carlisle Bank and Lead Director of Abercrombie and Fitch;

•	Elie Vannier, is the former Group Managing Director of WALLY, former Chief Operating Officer of GrandVision SA, and a current Director of Ingénico, Famar, Conbipel and Pharmacie Principale;

Board Practices

Non-executive Directors of the Company receive fees for their services and are entitled to subscribe for warrants (as described in Note 19.3 to our Consolidated Financial Statements). Directors’ fees and warrants are proposed by the Board of Directors and are submitted for the approval of shareholders at the annual general shareholders’ meeting. Non-executive directors are reimbursed, upon request, for expenses incurred in attending Board meetings. Upon termination, no benefits are provided to non-executive directors.

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

The Board has a Compensation Committee comprised of solely independent directors, namely Francis J.T. Fildes (Chairman), Guillaume Cerutti, Ambassador Craig Stapleton, and Stephen H. Willard. The Compensation Committee makes recommendations to the Board on the compensation of the executive officers of the Company, including the Chief Executive Officer. The Board makes the final decisions on compensation. The Board has an Audit Committee comprised of solely independent directors, namely Guillaume Cerutti (Chairman), Francis J.T.Fildes, Ambassador Craig Stapleton, and Elie Vannier. The Audit Committee recommends to the Board the selection of Flamel’s independent auditors and reviews the findings of the auditors and operates in accordance with the Audit Committee Charter, which is reviewed annually. The Board has a Nominating and Corporate Governance Committee, composed of solely independent directors, namely Ambassador Craig Stapleton (Chairman), Catherine Bréchignac and Elie Vannier. Each of the Compensation Committee, Audit Committee, and Nominating and Corporate Governance Committee has a written charter. The Audit Committee Charter outlines the roles and responsibilities of the Audit Committee which includes appointment, compensation and oversight of the work of any registered public accounting firm employed by the Company and review of all related party transactions. The Audit Committee also assists the Board in oversight of: (1) the integrity of the financial statements of the Company; (2) the adequacy of the Company’s system of internal controls; (3) compliance by the Company with legal and regulatory requirements; (4) the qualifications and independence of the Company’s independent auditors; and (5) the performance of the Company’s independent and internal auditors. The Company also has an informal Scientific Advisory Board.

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

Compensation of Directors and Officers

During 2012, the amount of compensation paid or accrued for the benefit of executive officers of the Company and its subsidiaries for services in all capacities was $1,405,332 for Stephen H. Willard, which includes cash severance payments of $1.0 million (based on applicable exchange rates) and $481,994 for Michael S. Anderson. On March 13, 2012 Mr. Willard resigned as Chief Executive Officer of Flamel. and Mr. Anderson was appointed as Chief Executive Officer. In the event that Mr. Anderson remains as Chief Executive Officer for at least one year and is terminated by Flamel without just cause, Flamel will pay Mr. Anderson €500,000, subject to his signing a settlement agreement with Flamel.

On June 22, 2012, a shareholders’ meeting approved a total amount of annual attendance fees to be allocated to the Board of 225,000 Euros, all of which was subsequently distributed. For the fiscal year 2012 a total amount of 290,000 Euros ($372,824) was paid or accrued for the benefit of non-executives for their services in that capacity. Executive directors do not receive compensation for their service in that capacity.

Executive Officers

The Company’s executive officers and senior management includes the following individuals:

Mr. Michael S. Anderson has been Chief Executive Officer of Flamel Technologies SA since his appointment effective on March 13, 2012. He has also served as Chief Executive Officer of Éclat Pharmaceuticals LLC since its creation in November 2010. Previously Mr. Anderson worked for KV Pharmaceuticals as President and CEO of its generic business, ETHEX Corporation and President and CEO of Ther-Rx Corporation, a leader in women’s healthcare. Mr. Anderson also has worked for Schein Pharmaceuticals and started his career at A.H Robins.

Mrs. Sian Crouzet has been Principal Financial Officer of Flamel Technologies SA since March 2008. She previously worked as Financial Controller France for McCormick & Company Inc. Mrs. Crouzet also worked five years as an external auditor with Ernst and Young (France and UK). She is a UK Chartered Accountant and a graduate of Bradford University (UK).

Mr. Rafael Jorda has been the Executive Vice President and Chief Operating Officer of Flamel Technologies SA since 2005. . He joined the Company in early 1991. Previously, Mr. Jorda had worked 14 years as a research and development scientist on controlled-released and biopolymers at Rhone-Poulenc. He specializes in chemical engineering and in the structure-property relationships of materials. Mr Jorda is a graduate of “Ecole Nationale Supérieure de Chimie de Lyon” (France).

Mr. Christian Kalita has been Responsible Pharmacist, Director of Quality and Regulatory Affairs of Flamel Technologies SA since 2005. He worked previously at Skye Pharma as Director of Quality for Europe. Mr. Kalita also worked at Merck Lipha and Merck generics for 10 years in different roles as Chief Pharmacist, Head of Quality Control Management and Head of Industrial Affairs.

Mr. Steve Lisi was appointed Senior Vice President, Business and Corporate Development in June 2012. Previously, he served as partner at Deerfield Management, a leading global healthcare focused hedge fund, between 2007 and 2012. Prior to that, he was founder and managing member/portfolio manager at Panacea Asset Management LLC (New York) between 2005 and 2007, and healthcare portfolio manager at Millenium Partners (New York) between 2002 and 2005. Between 1994 and 2002, he served as analyst in several companies. Mr. Lisi is a graduate of Pepperdine University (Malibu, California).

Dr. Gregg Stetsko was appointed Vice President, Research and Development in February 2013. Dr. Stetsko has over 30 years of experience in the pharmaceutical business, with roles of increasing responsibility at Sandoz, Sterling Winthrop, Ligand Pharmaceutical, and Amylin, where he was Vice President of Operations and Global Leader for the Amylin-Lilly Exenatide Alliance.  More recently, he was Chief Scientific Officer for Eagle Pharmaceuticals and a Principal at Tahoe Consulting.  Dr. Stetsko earned a B.S. degree in Pharmacy from the University of Rhode Island and a Ph.D. in Industrial and Physical Pharmacy from Purdue University.

Options to Purchase Securities from the Company

On June 22, 2012 the shareholders of the Company authorized the creation of a share option plan (the ‘2012 Plan’), which authorizes the Board of Directors to issue options to subscribe for up to 1,000,000 Shares. The 2012 Plan is designed to permit the granting of ‘qualifying stock options’ under French tax law principles as well as ‘incentive stock options’ under the Internal Revenue Code of 1986, as amended. Options granted under the 2012 Plan will have an exercise price based on the market price of the share, in the form of ADS, on NASDAQ, on the day preceding the date of the Board meeting, provided however, that such price is not less than 80% of the average market price for the shares on the NASDAQ, in the form of ADSs, during the last twenty trading days preceding said meeting. In this case, the price of the shares should be equal or superior to 80% of the average market price for the share on NASDAQ, in the form of ADS, during the last twenty trading days preceding such meeting. The options granted under the 2012 Plan are exercisable up to ten years from the date of grant.

On June 22, 2012, the shareholders of the Company authorized the issuance of 200,000 new shares that the Board of Directors was authorized to award and issue free of charge to officers and employees of the Company as compensation for services rendered. Under the terms of the awards, the shares are definitively owned by the beneficiaries two years following their allocation, and the beneficiaries are required to retain the shares for a further two years.

Free Share Awards Granted and Warrants Subscribed from January 1, 2012 to March 31, 2013

	Stock Options	Exercise Price in Euros	Exercise Price in USD (2)	Expiration	Free Share Awards
Anderson	275,000	5.25	6.93	March 2022	35,250
	80,500	3.00	4.07	February 2023
Bourboulou					5,000
Caisse					3,000
Capelle	5,000	3.00	4.07	February 2023	5,000
Castan					5,000
Chan	7,000	3.00	4.07	February 2023	8,000
Chatellier	7,000	3.00	4.07	February 2023	6,000
Commaret	6,000	3.00	4.07	February 2023	5,000
Constancis	4,000	3.00	4.07	February 2023	3,000
Crouzet	10,000	3.00	4.07	February 2023	10,000
Fendler	7,000	3.00	4.07	February 2023	5,000
Gorria	5,000	3.00	4.07	February 2023	5,000
Greene	4,000	3.00	4.07	February 2023	4,000
Kalita	5,000	3.00	4.07	February 2023	5,000
Keith	7,000	3.00	4.07	February 2023	5,000
Lisi.	275,000	4.09	5.01	July 2022
	25,000	3.00	4.07	February 2023	2,500
Lemercier	4,000	3.00	4.07	February 2023	3,000
Macke	7,500	3.00	4.07	February 2023	7,000
Meyrueix	7,000	3.00	4.07	February 2023	5,000
Nicolas	4,000	3.00	4.07	February 2023	3,000
Stetsko	100,000	3.00	4.07	February 2023
Vialas	4,000	3.00	4.07	February 2023	5,000

(2) Historical value at date of grant

Employees

As of December 31, 2012, Flamel had 251 full-time employees. The following table sets forth the average number of employees for each of the last three years based on their principal geographic locations.

Employees

	Venissieux (1)	Pessac (2)	U.S. (3)	Total
Year End

2010	157	144	3	304
2011	141	138	3	282
2012	125	131	8	264

(1) Primarily engaged in research activities

(2) Primarily engaged in technical and pharmaceutical development activities and manufacturing

(3) Primarily engaged in administrative, commercial and marketing activities

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

Share Ownership

The following table sets forth the share ownership of directors and executive officers as of the date indicated:

OWNERSHIP OF SHARES AS OF MARCH 31, 2013

	Shares	% of Ordinary Shares		Number of	Exercise Price in Euros	Exercise Price in USD (2)		Free Share		Total
Name	Owned	Outstanding	Warrants	Options	€	$	Expiration	Awards	Total	%

Vannier	1	0.00%	50,000		4.5	6.29	June 2013
			50,000		5.44	6.68	June 2014
			50,000		3.54	5.04	June 2015		150,001	0.50%
Bréchignac	1	0.00%							1	0.00%
Cerutti	1	0.00%	50,000		3.54	5.04	June 2015		50,001	0.17%
Fildes	1	0.00%	50,000		4.5	6.29	June 2013
			50,000		5.44	6.68	June 2014
			50,000		3.54	5.04	June 2015		150,001	0.50%
Stapleton	238,014	0.94%	50,000		3.54	5.04	June 2015		288,014	0.96%
Willard	525,000	2.07%		100,000	20.81	25.27	December 2013
				150,000	14.81	19.70	December 2014
				100,000	16.23	19.35	December 2015
				100,000	25.39	33.46	December 2016
				75,000	4.03	5.17	December 2018
				100,000	5.06	7.46	December 2019
				100,000	5.29	7.01	December 2020
				100,000	3.28	4.39	December 2021		1,350,000	4.52%
Anderson	13,000	0.05%		275,000	5.25	6.93	March 2022
				80,500	3.00	4.07	February 2023	35,250	403,750	1.35%
Crouzet	34,560	0.14%		49,990	12.86	15.83	September 2015
				5,000	16.23	19.35	December 2015
				3,750	25.39	33.46	December 2016
				10,000	5.06	7.46	December 2019
				5,000	3.28	4.39	December 2021
				10,000	3.00	4.07	February 2023	20,000	138,300	0.46%
Jorda	110,369	0.43%		5,000	9.88	11.66	June 2013
				60,000	14.81	19.70	December 2014
				105,000	12.86	15.83	September 2015
				75,000	16.23	19.35	December 2015
				60,000	25.39	33.46	December 2016
				50,000	4.03	5.17	December 2018
				75,000	5.06	7.46	December 2019
				75,000	5.29	7.01	December 2020
				75,000	3.28	4.39	December 2021	25,000	715,369	2.39%
Kalita	29,500	0.12%		50,000	16.23	19.35	December 2015
				6,500	25.39	33.46	December 2016
				5,000	5.06	7.46	December 2019
				5,000	5.29	7.01	December 2020
				5,000	3.28	4.39	December 2021
				5,000	3.00	4.07	February 2023	10,000	116,000	0.39%
Lisi	-			275,000	4.09	5.01	July 2022
				25,000	3.00	4.07	February 2023	2,500	302,500	1.01%
Stetsko	-	0.00%		100,000	3.00	4.07	February 2023		100,000	0.33%

(2) Historical value at date of grant

ITEM 7.  Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth as of March 31, 2013, the percentage of Ordinary Shares owned by Deerfield Capital Management,.and Broadfin Capital, the persons each known to beneficially own more than 5% of the Company’s Ordinary Shares. The table set forth below is based on information contained in Schedule 13/Ds or 13/Gs on file with the SEC. Percentages are calculated based on 25,415,400 total shares, which was the total number of shares outstanding as of March 31, 2013.

	Amount of Ordinary		Percentage
Identity of Person or Group	Shares Owned		of Class

Deerfield Capital L.P	4,333,475	(1)	17.05%

Broadfin Capital LLC	2,491,261		9.8%

1)	Information as to the amount and nature of beneficial ownership was obtained from the Schedule 13G filed with the SEC on December 5, 2012 by Deerfield Capital L.P. and its affiliates (“Deerfield”). Deerfield shares beneficial ownership with Deerfield Special Situations Funds LP in respect of 532,712 Ordinary Shares, Deerfield Private Design Fund II LP in respect of 1,432,534 Ordinary Shares, Deerfield Private Design International II in respect of 1,641,574 Ordinary Shares, and Deerfield Management Company L.P. and Deerfield Special Situations Fund International Limited in respect of all 726,655 Ordinary Shares. Such reported amount excludes warrants to purchase ADSs representing 3,300,000 ordinary shares of Flamel held by Breaking Stick Holdings, LLC (formerly Éclat Holdings), the manager of which is Deerfield Management Company, LP and of which Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P. are members. The address of Deerfield is 780 Third Avenue, 37th Floor, New York, New York 10017.
2)	Information as to the amount and nature of beneficial ownership was obtained from the Schedule 13G/A filed with the SEC on February 19, 2013 by Broadfin Capital LLC (“Broadfin”). As of the close of business on December 31, 2012, Broadfin beneficially owned 2,491,261 ADRs, (The address of Broadfin is 237 Park Avenue, Suite 900, New York, New York 10017.

The Company’s major shareholders do not have different voting rights. To the best of our knowledge, Flamel Technologies is not directly or indirectly owned or controlled by another corporation, by any government, or by any other natural or legal person. We are not aware of any arrangement that may at a subsequent date result in a change of control. As of March 31, 2013, the Company has Ordinary shareholders of record including the Bank of New York. Approximately 96.0% of the Company’s outstanding shares are represented by American Depositary Shares (ADS). Approximately 2.91% of the Ordinary Shares are held in France. One record holder resides in France.

Significant changes in the percentage ownership held of record by any of our major shareholders in the last three years, as reported to the SEC, were as follows:

Major Shareholder	Filing Date	Ownership Percentage

BVF, Inc.	February 10, 2010	14.49%
BVF Partners L.P.	February 11, 2011	11.56%
	January 11, 2012	7.84%
	February, 14, 2013	0.85%

Broadfin Capital LLC	September 28, 2012	5.12%
	February 18, 2013	9.80%

Deerfield Capital L.P.	August 31, 2011	4.90%
	December 5, 2011	5.01%
	January 4, 2012	17.05%

O.S.S. Capital Management LP	February 22, 2010	23.52%
Schafer Brothers LLC	March 31, 2010	13.1%
Oscar S. Schafer	February 14, 2011	12.47%
	January 4, 2012	0.0%

Visium Asset Management L.P.	April 9, 2010	7.58%
	February 14, 2011	7.09%
	February 10, 2012	7.74%
	February 14, 2013	0%

Related Party Transactions

In March 2012, we acquired, through our wholly owned subsidiary Flamel US, all of the membership interests of Éclat from Éclat Holdings, an affiliate of our largest shareholder Deerfield Capital L.P., for consideration primarily consisting of a $12 million senior, secured six-year note that is guaranteed by us and our subsidiaries and secured by the equity interests and assets of Éclat, two warrants to purchase a total of 3,300,000 ADSs of Flamel and commitments to make earnout payments of 20% of any gross profit generated by certain Éclat launch products and 100% of the gross profit generated by Hycet® up to a maximum of $1 million. Upon closing of the acquisition, Mr. Anderson, the Chief Executive Officer of Éclat, was appointed Chief Executive Officer of Flamel. See Item 4. Information on the Company — General Overview — Acquisition of Éclat Pharmaceuticals for more information about this acquisition. Mr. Anderson retains a minority interest in Éclat Holdings,renamed Breaking Stick, and does not have the ability to control this entity by virtue of his minority interest.

On February 4, 2013, we entered into a Facility Agreement (the “Facility”), through Flamel US with Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P. (together, the “Deerfield Entities”) providing for debt financing of $15 million by the Deerfield Entities (the “Loan”). The completion of the transaction is subject to the execution of a security agreement on certain receivables and assets.

The Facility is subject to certain limitations, and allows us to use the funds for working capital, including continued investment in our research and development projects. The aggregate principal amount of the Loan of $15 million must be repaid over four years as follows: 10% on July 1, 2014, and 20%, 30% and 40% on the second, third, and fourth anniversary, respectively, of the original disbursement date of the Loan. Notwithstanding the foregoing, the entire principal amount of the Loan may be repaid in whole or in part on any interest payment date occurring after December 31, 2013. Interest will accrue at 12.5% per annum to be paid quarterly in arrears, commencing on April 1, 2013, and on the first business day of each July, October, January and April thereafter. Interest on any late payments will accrue at a rate of 22.5% per annum. Pursuant to the Facility, we were required to pay the Deerfield Entities a fee of $112,500 for entering into the transaction and to reimburse the Deerfield Entities for legal costs and expenses incurred in effecting the transaction.

The Facility also includes certain customary representations and warranties, including that we are conducting our business in compliance with our organizational documents, no default or event of default has occurred under the Facility or certain related documents, Flamel we are generally capable of paying our debts as they become due and we do not have any liens or indebtedness, other than certain liens and debts permitted in the Facility. The Facility also includes certain covenants, indemnification and other customary loan-related provisions.

The Facility provides that we will give the Deerfield Entities notice 30 days prior to the consummation of certain significant transactions or two days following the public announcement of any such transactions, and that the Deerfield Entities may demand final payment of any outstanding balance under the Facility at the time any such transaction is consummated. The Facility also includes certain negative covenants, including restrictions on the activities of our subsidiaries related to major corporate events such as liquidation, business combinations, the formation of partnerships, acquisitions and the creation of liens and indebtedness.

The Facility agreement is attached hereto as Exhibit 4.7 and incorporated herein by this reference.

In conjunction with our entry in the Facility, Éclat entered into a Royalty Agreement with Horizon Santé FLML, Sarl and Deerfield Private Design Fund II, L.P., both affiliates of the Deerfield Entities (together, “Deerfield PDF/Horizon”). The Royalty Agreement provides for Éclat to pay Deerfield PDF/Horizon 1.75% of the net sales price of the products sold by us and any of our affiliates until December 31, 2024, with royalty payments accruing daily and paid in arrears for each calendar quarter during the term of the Royalty Agreement. The Royalty Agreement requires Éclat to take all commercially reasonable efforts to obtain the necessary regulatory approvals to sell the products in the United States and to market the Products after receiving such approvals.

The Royalty agreement is attached hereto as Exhibit 4.8 and incorporated herein by this reference.

We have also entered into a Security Agreement dated February 4, 2013 with Deerfield PDF/Horizon, whereby Deerfield PDF/Horizon was granted a security interest in the intellectual property and regulatory rights related to the products to secure the obligations of Éclat and Flamel US, including the full and prompt payment of royalties to Deerfield PDF/Horizon under the Royalty Agreement. Pursuant to the Security Agreement, Éclat authorized Deerfield PDF/Horizon to file such financing statements, naming Deerfield PDF/Horizon or its designee as secured party and Éclat as debtor, as required in order for Deerfield PDF/Horizon to perfect its security interest as required by Article 9 of the New York Uniform Commercial Code, and Éclat agreed to take any other action reasonably requested by Deerfield PDF/Horizon to cause the attachment, perfection and enforceability of such security interest. The Security Agreement provides that Deerfield PDF/Horizon, upon the request of Éclat, shall promptly release any lien on the collateral under the Security Agreement upon payment and performance of all of its obligations under the Royalty Agreement.

The Security Agreement is is attached hereto as Exhibit 4.8 and incorporated herein by this reference.

We have also entered into two pledge agreements on certain receivables and equipment we own. These agreements are required to be recorded under French law and will be filed pursuant to a Form 6-K upon the completion of official registration in France.

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

On November 9, 2007 a putative class action was filed in the United States District Court for the Southern District of New York against the Company and certain of its current and former officers entitled Billhofer v. Flamel Technologies, et al. By Order dated March 8, 2013, the Court granted the Company’s motion to dismiss and the action was dismissed with prejudice and costs. The complaint purported to allege claims arising under the Securities Exchange Act of 1934 based on certain public statements by the Company concerning, among other things, a clinical trial involving Coreg CR and seeks the award of damages in an unspecified amount. By Order dated February 11, 2008, the Court appointed a lead plaintiff and lead counsel in the action. On March 27, 2008, the lead plaintiff filed an amended complaint that continued to name the Company and two previously named officers as defendants and asserted the same claims based on the same events as alleged in the initial complaint. On May 12, 2008, the Company filed a motion to dismiss the action, which the Court denied by Order dated October 1, 2009.  On April 29, 2010, the lead plaintiff moved to withdraw and substitute another individual as lead plaintiff and to amend the Case Management Order.  On June 22, 2010, the lead plaintiff voluntarily agreed to dismiss the action against one of the previously named officers. On September 20, 2010, the Court granted the lead plaintiff’s withdraw and substitution motion and the parties proceeded to engage in fact discovery. On March 6, 2012, the Court issued its opinion granting the lead plaintiff’s motion for class certification, which was originally filed in October 2010 and opposed by the Company. On July 30, 2012, the Court issued an opinion denying the lead plaintiff’s motion, filed on December 15, 2011, to further amend his complaint, which motion sought to substantially revise plaintiff’s asserted basis for contending that the defendants should be found liable for the statements at issue.  In its opinion, the Court held that the proposed amended complaint failed to properly plead a viable claim.

In May 2011, we announced the filing of a lawsuit in the U.S. District Court for the District of Columbia against Lupin for infringement of our US Patent No. 6,022,562, which is held by the Company and associated with Coreg CR. The lawsuit was dismissed in favor of a lawsuit involving the same parties for infringement of the same patent that was lodged in the U.S. District Court for the District of Maryland in May 2011. GSK is a third party defendant in the Maryland lawsuit. The lawsuit is based on the Abbreviated New Drug Application (ANDA) filed by Lupin seeking permission to manufacture and market a generic version of Coreg CR before the expiration of the patent. In August 2012, the Company concluded a settlement agreement with Lupin and the parties filed a joint stipulation of dismissal on September 11, 2012.

In September 2011, Flamel filed a lawsuit in the U.S. District Court for the District of Maryland against Anchen Pharmaceuticals, Inc., for infringement of the same patent. The lawsuit is based on the ANDA filed by Anchen seeking permission to manufacture and market a generic version of Coreg CR before the expiration of the patent. In May 2012, the Company concluded an agreement whereby Anchen agreed to pay the sum of $400,000 in settlement of the claim.

Dividend Policy

The Company has never declared or paid a cash dividend on any of its capital stock and does not anticipate declaring cash dividends in the foreseeable future.

Significant Changes

In March 2012, the Company acquired all of the membership interests of Éclat, a St. Louis-based specialty pharmaceutical company focused on the development, approval and commercialization of niche branded and generic pharmaceutical products. For more information about this transaction, see ‘Item 4. Information on the Company – General Overview - Acquisition of Éclat Pharmaceuticals’ and ‘Item 10. Additional Information – Material Contracts’.

ITEM 9.  The Offer and Listing

The principal trading market for the Company’s securities in ADSs is the NASDAQ Global Market. Each ADS represents one Share, nominal value 0.122 Euros. Each ADS is evidenced by an ADR. The Bank of New York is the Depositary for the ADRs. As of December 31, 2012, there were 24,398,513 ADSs outstanding in the United States and there were 34 holders of ADSs on record. As of December 31, 2012, there were 25,415,400 Shares outstanding.

The following table shows the high and low closing sales prices of the ADSs on the NASDAQ Market for the periods indicated.

	Price Per ADS (U.S.$)
Year	High	Low
2008	10.80	3.68
2009	9.67	3.99
2010	9.60	6.02
2011	6.97	3.85
2012	7.67	2.99

	Price Per ADS (U.S.$)
Quarter Ended	High	Low
1st Quarter, 2010	9.60	7.52
2nd Quarter, 2010	9.06	6.52
3rd Quarter, 2010	8.00	6.02
4th Quarter, 2010	7.90	6.64
1st Quarter, 2011	6.97	5.82
2nd Quarter, 2011	6.63	5.02
3rd Quarter, 2011	5.44	3.85
4th Quarter, 2011	5.26	4.08
1st Quarter, 2012	7.67	5.11
2nd Quarter, 2012	5.65	4.05
3rd Quarter, 2012	5.50	4.06
4th Quarter, 2012	4.25	2.99
1st Quarter, 2013	4.59	3.25

	Price Per ADS (U.S.$)
Month Ended	High	Low
October 31, 2012	4.25	3.76
November 30, 2012	3.88	3.17
December 31, 2012	3.22	2.99
January 31, 2013	4.58	3.25
February 29, 2013	4.03	3.36
March 31, 2013	4.59	3.85

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

Material Contracts

We have entered into certain material contracts in connection with the Éclat acquisition and debt financing. See ‘Item 7: Major Shareholders and Related Party Transactions’. The following is a summary of the material terms of these contracts that is qualified in its entirety by reference to the actual documents attached as exhibits to this Annual Report on Form 20-F and for those incorporated by reference herein:

Note Agreement and Note

Under the terms of a Note Agreement among Flamel, Flamel US and Éclat Holdings dated March 13, 2012, Flamel US issued a $12 million senior note to Éclat Holdings that is guaranteed by Flamel and its subsidiaries and secured by the membership interests and assets of Éclat. The note is payable over six years only if certain contingencies are satisfied, namely that: (a) two or more Éclat launch products are approved by the FDA or (b) one Éclat launch product is approved by the FDA and has generated $40 million or more in cumulative net. We refer to these contingencies as Thresholds. If either Threshold is satisfied, Flamel US will pay 25% of the original principal amount due under the note on each of the third, fourth, fifth and sixth anniversaries of the date of the note. The note accrues interest at an annual rate of 7.5%, payable in kind, until one Éclat launch product is approved by the FDA. After FDA approval of one Éclat launch product is obtained, any interest previously capitalized is payable in cash no later than nine months following FDA approval, and any future interest is payable in cash when due.

Warrants to Purchase ADSs

In addition to the note, Flamel also issued to Éclat Holdings, two six-year warrants to purchase an aggregate of 3,300,000 ADSs, each representing one ordinary share, of Flamel. One warrant is exercisable for 2,200,000 ADSs at an exercise price of $7.44 per ADS, and the other warrant is exercisable for 1,100,000 ADSs at an exercise price of $11.00 per ADS. In June 2012, shareholder approval was obtained for issuance of the warrants. . In connection with the issuance of the warrants, Flamel entered into a registration rights agreement with Éclat Holdings dated March 13, 2012, pursuant to which Flamel filed, on September 18, 2012, a registration statement with the SEC covering the resale of the ADSs issuable upon exercise of the warrants.

Facility Agreement

The Facility which is subject to certain limitations, will allow Flamel to use the funds for working capital, including continued investment in its research and development projects. The aggregate principal amount of the Loan must be repaid over four years as follows: 10% on July 1, 2014, and 20%, 30% and 40% on the second, third, and fourth anniversary, respectively, of the original disbursement date of the Loan. Notwithstanding the foregoing, the entire principal amount of the Loan may be repaid in whole or in part on any interest payment date occurring after December 31, 2013. Interest will accrue at 12.5% per annum to be paid quarterly in arrears, commencing on April 1, 2013, and on the first business day of each July, October, January and April thereafter. Interest on any late payments will accrue at a rate of 22.5% per annum. Pursuant to the Facility, Flamel was required to pay the Deerfield Entities a fee of $112,500 for entering into the transaction and to reimburse the Deerfield Entities for legal costs and expenses incurred in effecting the transaction.

Royalty Agreement

The Royalty Agreement, provides for Éclat to pay Deerfield PDF/Horizon 1.75% of the net sales price of the Products sold by Flamel and any of its affiliates until December 31, 2024, with royalty payments accruing daily and paid in arrears for each calendar quarter during the term of the Royalty Agreement. The Royalty Agreement requires Éclat to take all commercially reasonable efforts to obtain the necessary regulatory approvals to sell the Products in the United States and to market the Products after receiving such approvals.

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

Taxation on Sale or Disposal of Flamel Ordinary Shares

Generally, a holder of Flamel Ordinary Shares will not be subject to any French income tax or capital gains tax when the holder sells or disposes of Flamel Ordinary Shares if all of the following cumulative conditions apply:

•	the holder is not a French resident for French tax purposes;

•	the holder has held not more than 25% of Flamel’s dividend rights, known as droits aux bénéfices sociaux, at any time during the preceding five years, either directly or indirectly;

•	the holder is not a resident of a non-cooperative jurisdiction as defined below; and

•	Flamel is not considered as a real estate company.

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

French companies must, in principle, deduct a 30% withholding tax from dividends paid to non-residents. As from January 1, 2008, the rate of this withholding tax has been reduced to 21% for dividends paid to EU, Norway Iceland and Liechtenstein residents individuals.

In addition, anti-avoidance rules regarding transactions concluded with non-cooperative jurisdictionsprovide that dividends distributed to non-cooperative jurisdictions residents as of March 1, 2010, as per the criteria defined by the French tax code, would be subject to a 55% withholding tax.

The following countries were considered by the French tax authorities as non-cooperative jurisdictions in 2012:

Botswana	Guatemala	Montserrat	Niue
Brunei	Marshall Islands	Nauru	Philippines

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

If these arrangements apply to a shareholder, Flamel will withhold tax from the dividend at the lower rate, provided that the shareholder has established, before the date of payment of the dividend, that the shareholder is entitled to the lower rate and has complied with the filing formalities. Otherwise, Flamel must withhold tax at the full rate of 30% (for other than European Union, Iceland, Norway or Liechtenstein residents individuals) or 21% (for European Union, Iceland, Liechtenstein or Norway residents individuals), and the shareholder may subsequently claim the excess tax paid.

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

Dividends paid to a U.S. Holder by French companies are immediately subject to a reduced rate of 15%, provided that such U.S. Holder establishes before the date of payment that he is a U.S. resident under the Treaty by completing and providing the depositary with a simplified certificate (the “Certificate”) in accordance with the French tax guidelines (4 J–1-05 released on February 25, 2005). In order to establish U.S. residency for this Certificate, the U.S. resident should submit a Form 8802 (Application for United States Residency Certification) for certification from the U.S. Internal Revenue Service (“IRS”). The Form 8802 is used to request Form 6166, a letter of U.S. residency certification for purposes of claiming benefits under an income tax treaty. The application for the Form 8802 requires a non-refundable user fee of $85 USD and should be submitted by mail with the application at least 45 days prior to the date the certification is needed.

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

Dividends paid by Flamel will not give rise to any dividends received deduction.  They will generally constitute foreign source “passive” income for “foreign tax credit” purposes.  For certain recipients, dividends will constitute foreign source “general” income for foreign tax credit purposes

Under current U.S. federal tax law, as a general matter, amounts distributed as dividends by Flamel with respect to Flamel Ordinary Shares or Flamel ADSs paid in taxable years beginning before January 1, 2013 will be eligible to be treated as “qualified dividend income” that is subject to a U.S. federal income tax at a maximum rate of 15% provided both that certain minimum holding period and other requirements are met (i.e. Flamel meets the requirements of a “qualified foreign corporation” under the US federal income tax rules)and that Flamel is not treated as a PFIC (as defined below under the section titled “PFIC Status”).

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

Expansion of U.S. Medicare Tax

The U.S. Health Care and Reconciliation Act of 2010 requires that, in certain circumstances, certain U.S. Shareholders that are individuals, estates, and trusts pay a 3.8% tax on "net investment income," which includes, among other things, dividends on and gains from the sale or other disposition of stock, effective for taxable years beginning after December 31, 2012. Prospective investors should consult their own tax advisors regarding this new legislation.

United States Information Reporting and Backup Withholding

Dividend payments made by us (Flamel) to a U.S. Holder in respect of Flamel Ordinary Shares or Flamel ADSs and proceeds from the sale or disposal of a U.S. Holder’s Flamel Ordinary Shares or Flamel ADSs may be subject to information reporting to the Internal Revenue Service.

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

ITEM 11.  Quantitative and Qualitative Disclosures About Market Risk

The Company conducts a portion of its business transactions in U.S. dollars. For the year ended December 31, 2012 revenues denominated in U.S. dollars represented 42% of total revenues. As a result, the Company’s financial results could be significantly affected by the fluctuation of the Euro relative to the U.S. dollar. Specifically, 33.6% of the Company’s cash and cash equivalents, totalling $2.7 million as of December 31, 2012, and all of the Company’s marketable securities, totalling $6.4 million, as of December 31, 2012, are denominated in Euros, as are the vast majority of the Company’s expenses. If the dollar were to strengthen by 10% versus the Euro, there would be a corresponding negative effect on these items of $0.7 million in our balance sheet. Conversely, if the dollar were to weaken by 10% versus the Euro, there would be a positive effect on these items of $0.8 million in our balance sheet. See ‘Item 5. Operating and Financial Review and Prospects - Overview.’

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

ITEM 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15.  Controls and Procedures

Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Principal Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2012. Based on this evaluation, the Chief Executive Officer and Principal Financial Officer of the Company concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2012.

 Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting that occurred during the Company’s fiscal year ended December 31, 2012 that has materially affected, or is reasonable likely to materially affect, the Company’s internal control over financial reporting.

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

The Company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2012. Management based this assessment on criteria for effective internal control over financial reporting described in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2012, the Company maintained effective internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the Board of Directors.

Attestation report of registered public accounting firm

The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers, an independent registered accounting firm, as stated in their report on the Company’s internal control over reporting as of December 31, 2012, which is included herein.
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

ITEM 16C. Principal Accountant Fees and Services

The following is a summary of the fees billed to Flamel by PricewaterhouseCoopers for professional services rendered for the fiscal years ended December 31, 2012 and 2011:

Fee Category	Fiscal 2012 Fees (Euros)	Fiscal 2011 Fees (Euros)
Audit Fees	297,000	201,900
Audit-Related Fees	7,900	10,400
Tax Fees		-
All Other Fees		-
Total Fees	304,900	212,300

All fees were billed in Euros. Using the average exchange rate of 1.2856 U.S dollars per Euro for 2012, and 1.39137U.S dollars per Euro for 2011 audit fees equaled $391,979 for Fiscal 2012 and $295,388 for Fiscal 2011.

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

See pages F-1 through F-38 incorporated herein by reference

The registrant undertakes to provide to each shareholder requesting the same a copy of each exhibit referred to herein upon payment of a reasonable fee limited to the registrant’s reasonable expenses in furnishing such exhibit.

ITEM 19. Exhibits

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Revised Statuts or bylaws of the Company (Filed herewith)
2.1	Deposit Agreement among Flamel, The Bank of New York, as Depositary, and holders from time to time of American Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt) (1)
4.1*	Note Agreement among Flamel Technologies S.A., Flamel US Holdings, Inc. and Éclat Holdings, LLC, dated March 13, 2012 (2)
4.2	Guaranty of Note made by Flamel Technologies S.A. in favor of Éclat Holdings, LLC, dated March 13, 2012 (2)
4.3	Warrant to purchase 2,200,000 American Depositary Shares, each representing one Ordinary Share of Flamel Technologies S.A. (2)
4.4	Warrant to purchase 1,100,000 American Depositary Shares, each representing one Ordinary Share of Flamel Technologies S.A. (2)
4.5	Registration Rights Agreement between Flamel Technologies S.A. and Éclat Holdings, LLC, dated March 13, 2012 (2)
4.6	Registration Statement on form F-3 filed on September 18, 2012 (4)
4.7	Facility Agreement among Flamel US Holdings, Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P dated December 31, 2012 (Filed herewith)
4.8*	Royalty Agreement among Eclat Pharmaceuticals LLC, Horizon Santé FLML, Sarl and Deerfield Private Design Fund II, L.P dated December 31, 2012 (Filed herewith)
4.9*	Security Agreement between Éclat Pharamaceuticals, LLC and Deerfield Private Design Fund II, L.P. and Horizon Santé FLML, Sarl, dated February 4, 2013 (Filed herewith)
8.1	List of Subsidiaries (Filed herewith)
11.1	Code of Ethics for CEO (Directeur Général), Delegated Managing Directors (Directeurs Généraux Délégués) and Senior Financial Officers (3)
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith)

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith)
13.1	Certification of the Chief Executive Officer pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Furnished herewith)
13.2	Certification of the Principal Financial Officer pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Furnished herewith)
23.1	Consent of PricewaterhouseCoopers Audit (Filed herewith)

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

(2) Incorporated by reference to the Company’s Current Report on Form 6-K, filed March 21, 2012.

(3) Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on April 26, 2004.

(4) Incorporated by reference to the Company’s registration statement on Form F-3, filed September 18, 2012 (No. 333-183961).

*Confidential treatment has been requested for the redacted portions of this agreement. A complete copy of the agreement, including the redacted portions, has been filed separately with the Securities and Exchange Commission.

FLAMEL TECHNOLOGIES S.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders,

Flamel Technologies SA

Vénissieux

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Flamel Technologies SA and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting, appearing on page 81 of the 2012 Annual Report to Shareholders. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Lyon, France, April 30, 2013

PricewaterhouseCoopers Audit

/s/ Bernard Rascle

Bernard Rascle (signed)

FLAMEL TECHNOLOGIES S.A.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of dollars except share data)

		December 31,
	Note	2011	2012
ASSETS
Current assets:
Cash and cash equivalents	7	$3,456	$2,742
Marketable securities	8	21,035	6,413
Accounts receivable (net of allowance of $137 and $139 at December 31, 2011 and 2012 respectively)		7,765	5,464
Note receivable	16	-	-
Inventory	9	1,675	1,520
Research and development tax credit receivable current portion	20	79	6,632
Prepaid expenses and other current assets	10	2,642	2,314
Total current assets		36,652	25,085

Goodwill	12	-	18,491
Property and equipment, net	11	19,383	18,238
Intangible assets, net	12	-	41,589
Other assets:
Research and development tax credit receivable less current portion	20	13,203	13,725
Other long-term assets		164	183
Total assets		$69,402	$117,311

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	16	2,026	3,351
Current portion of capital lease obligations	17	97	77
Accounts payable		3,920	3,596
Current portion of deferred revenue	15	2,836	614
Advances from customers		1,962	575
Accrued expenses	13	5,478	5,013
Other current liabilities	14	1,995	1,133
Total current liabilities		18,314	14,359

Long-term debt, less current portion	16	1,689	33,278
Capital lease obligations, less current portion	17	251	179
Deferred revenue, less current portion	15	1,531	181
Deferred tax liabilities	20	-	14,130
Other long-term liabilities	14 - 21	17,823	24,680
Total long-term liabilities		21,294	72,448

Commitments and contingencies:		-	-

Shareholders' equity :	19
Ordinary shares: 24,962,250 issued and outstanding at December 31, 2011 and 25,415,400 at December 31, 2012 (shares authorised 33,931,990) at nominal value of 0.122 euro		3,641	3,714
Additional paid-in capital		205,489	209,158
Accumulated deficit		(189,393)	(192,621)
Accumulated other comprehensive income		10,057	10,253

Total shareholders' equity		29,794	30,504
Total liabilities and shareholders' equity		$69,402	$117,311

Flamel Technologies S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of dollars except share data)

		Year ended December 31,
	Note	2010	2011	2012
Revenue:
License and research revenue	4	$19,704	$10,566	$9,324
Product sales and services	3	8,180	13,395	9,657
Other revenues		9,210	8,639	7,120
Total revenue		37,094	32,600	26,101
Costs and expenses:
Cost of products and services sold		(6,914)	(6,284)	(5,860)
Research and development	5	(28,687)	(25,089)	(26,115)
Selling, general and administrative		(11,333)	(10,810)	(14,153)
Remeasurement of acquisition liabilities	2	-	-	18,834
Impairment of assets	2	-	-	(7,170)
Total		(46,934)	(42,183)	(34,464)

Income (loss) from operations		(9,840)	(9,583)	(8,363)

Interest expense		(24)	(73)	(118)
Interest income		464	667	629
Foreign exchange gain (loss)		109	273	(180)
Other income		525	134	102

Income (loss) before income taxes		(8,766)	(8,582)	(7,930)
Income tax	20	(209)	(192)	4,702
Net income (loss)		$(8,975)	$(8,774)	$(3,228)
Earnings (loss) per share
Basic earnings (loss) per share	18	$(0.37)	$(0.36)	$(0.13)
Diluted earnings (loss) per share		$(0.37)	$(0.36)	$(0.13)

Weighted average number of shares outstanding (in thousands) :

Basic		24,411	24,669	25,135
Diluted		24,411	24,669	25,135

F-4

Flamel Technologies S.A.

Consolidated STATEMENTs OF COMPREHENSIVE INCOME

(Amounts in thousands of dollars except share data)

		Year Ended December 31,
	2010	2011	2012
		(In thousands)
Net loss	$(8,975)	$(8,774)	$(3,228)
Other comprehensive income (loss):
Net foreign currency translation gain (loss)	(3,596)	(816)	196

Other comprehensive income (loss), net of tax	(3,596)	(816)	196
Comprehensive loss	$(12,571)	$(9,590)	$(3,032)

Flamel Technologies S.A.

Consolidated Statements of shareholders equity

(Amounts in thousands of dollars except share data)

			Additional		Accumulated Other Comprehensive
	Ordinary Shares		Paid-in	Accumulated	Income	Shareholders'
	Shares	Amount	Capital	Deficit	(Loss)	Equity
Balance at January 1, 2010	24,342,600	$3,540	$198,498	$(171,644)	$14,469	$44,863
Subscription of warrants			224			224
Issuance of ordinary shares on exercise of stock -options	63,000	11	470			481
Issuance of ordinary shares on vesting of free shares	240,050	38	(38)			-
Stock-based compensation expense			3,308			3,308
Net loss				(8,975)		(8,975)
Other comprehensive income (loss)					(3,596)	(3,596)
Balance at December 31, 2010	24,645,650	$3,589	$202,462	$(180,619)	$10,873	$36,305
Subscription of warrants			200			200
Issuance of ordinary shares on exercise of stock -options	44,200	8	88			96
Issuance of ordinary shares on vesting of free shares	272,400	44	(44)			-
Stock-based compensation expense			2,783			2,783
Net loss				(8,774)		(8,774)
Other comprehensive income (loss)					(816)	(816)
Balance at December 31, 2011	24,962,250	$3,641	$205,489	$(189,393)	$10,057	$29,794
Subscription of warrants			5			5
Issuance of ordinary shares on exercise of stock -options	195,000	31	570			601
Issuance of ordinary shares on vesting of free shares	258,150	42	(42)			-
Stock-based compensation expense			3,136			3,136
Net loss				(3,228)		(3,228)
Other comprehensive income (loss)					196	196
Balance at December 31, 2012	25,415,400	$3,714	$209,158	$(192,621)	$10,253	$30,504

Flamel Technologies S.A.

Consolidated Statements of Cash flows

(Amounts in thousands of dollars except share data)

	Year ended December 31,
	2010	2011	2012

Cash flows from operating activities:
Net income (loss)	$(8,975)	$(8,774)	$(3,228)
Adjustments to reconcile net income (loss)
to net cash provided by (used in) operating activities:
Depreciation of property and equipment	4,696	3,346	3,183
Loss (gain) on disposal of property and equipment	(68)	(11)	(37)
Gains on sales of marketable securities	(74)	(41)	(6)
Grants recognized in other income and income from operations	(884)	(3,227)	(975)
Remeasurement of acquisition liabilities	-	-	(18,834)
Impairment of assets	-	-	7,170
Change in deferred tax	-	-	(4,758)
Stock compensation expense	3,170	2,779	3,040
Increase (decrease) in cash from:
Accounts receivable	733	(464)	2,610
Inventory	152	(917)	176
Prepaid expenses and other current assets	964	856	800
Research and development tax credit receivable ..	837	(3,938)	(6,642)
Accounts payable	(450)	(825)	(613)
Deferred revenue	(3,358)	856	(4,984)
Accrued expenses	(723)	(491)	(742)
Other current liabilities	(814)	399	(682)
Other long-term assets and liabilities	(663)	129	1,383
Net cash used in operating activities	(5,457)	(10,323)	(23,139)

Cash flows from investing activities:
Purchases of property and equipment	(3,599)	(1,903)	(1,069)
Proceeds from disposal of property and equipment	131	185	67
Proceeds from sales of marketable securities	83,128	26,382	18,246
Purchase of marketable securities	(73,632)	(25,015)	(3,567)
Cash transferred on acquisition	-		1,771
Net cash provided by (used in) investing activities .	6,028	(351)	15,448

Cash flows from financing activities:
Reimbursment of loans or conditional grants	(1,879)	(1,910)	(223)
Proceeds from loans or conditional grants	436	7,855	6,668
Principal payments on capital lease obligations	(35)	(96)	(97)
Cash proceeds from issuance of ordinary shares and warrants	704	296	607
Net cash provided by financing activities	(774)	6,145	6,955

Effect of exchange rate changes on cash and cash equivalents	(329)	(199)	22

Net increase (decrease) in cash and cash equivalents	(532)	(4,728)	(714)
Cash and cash equivalents, beginning of year .	8,716	8,184	3,456
Cash and cash equivalents, end of year	$8,184	$3,456	$2,742

Supplemental disclosures of cash flow information:
Income tax paid	-	-	56
Interest paid	24	73	118
The supplemental schedule of non cash investing and financing activities is as follows
Capital lease obligations incurred	131	220	-
Fair value of assets acquired at acquisition date:	-	-	50,927
Liabilities assumed at acquisition date:	-	-	50,927

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies:

1.1.	Nature of business:

Flamel Technologies, S.A. (the "Company") is organized as a société anonyme, a form of corporation under the laws of The Republic of France. The Company was founded in 1990. The Company is a specialty pharmaceutical company with a long history of drug delivery expertise. The Company operates primarily in France and has commercial and marketing capabilities in the US.

1.2.	Management estimates

The accompanying consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates reflected in the consolidated financial statements include, but are not limited to, purchase price allocation of its acquisitions, remeasurement of liabilities accounted at fair value, the recoverability of the carrying amount and estimated useful lives of long-lived assets, in progress R&D and goodwill, share-based compensation expenses, evaluation of long term personnel compensation, calculation of R&D tax credit, and valuation allowance of deferred tax assets. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ from those estimates.

1.3.	Going concern

Since its inception, the Company has incurred significant net losses resulting in an accumulated deficit of $193 million as of December 31, 2012, which raises substantial doubt about its ability to continue as a going concern.  Management believes that the $15 million received in February 2013 from the Facility and Royalty Agreements, as discussed in note 26, and its current working capital as of December 31, 2012 will be sufficient for the company to continue as a going concern for at least the next twelve months.

1.4.	Principles of consolidation

The accompanying consolidated financial statements include the Company and its wholly-owned subsidiaries in the United States. All inter-company accounts and transactions have been eliminated. The list of the subsidiaries is detailed in exhibit 8.1

1.5.	Translation of financial statements of foreign entities and foreign currency transactions:

The reporting currency of the Company and its wholly-owned subsidiary is the U.S. dollar as permitted by the SEC for a foreign private issuer (S-X Rule 3-20(a)). All assets and liabilities in the balance sheets of the Company, whose functional currency is the Euro, except those of the U.S. subsidiaries whose functional currency is the U.S. dollar, are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at year-end rates, (2) income statement accounts at weighted average exchange rates for the year, and (3) shareholders' equity accounts at historical rates. Corresponding translation gains or losses are recorded in shareholders' equity.

Transaction gains and losses are reflected in the statement of operations.

The Company has not undertaken hedging transactions to cover its currency translation exposure.

1.6.	Revenue recognition:

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

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Company signs feasibility study agreements. Revenue is recognized over the term of the agreement as services are performed.

1.7.	Governmental Grants:

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

1.8.	Research and development costs:

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

1.9.	Concentration of credit risk:

The Company's cash and cash equivalents are deposited with HSBC, Crédit Agricole, Commerce Bank and Citibank.

The marketable securities issued by Credit Agricole have strong credit ratings (rated “A” by Standard and Poor)

The Company’s revenues are derived mainly from collaborative research and development contracts and supply agreements with pharmaceutical companies based in Europe and the United States. All significant customers are discussed in Note 4.

The Company performs ongoing credit evaluations of its customers and maintains provisions for potential credit losses as considered necessary. The Company generally does not require collateral. Historically, the Company has not experienced significant credit losses on its customer accounts. The allowance for doubtful accounts was $141,000, $137,000 and $139,000 at December 31, 2010, 2011 and 2012, respectively.

1.10.	Earnings per share:

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

1.11.	Cash and cash equivalents:

Cash and cash equivalents consist of cash on hand, cash on deposit and fixed term deposit being highly liquid investments with a maturity of three months or less at the date of purchase.

1.12.	Marketable securities:

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

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.13.	Accounts Receivable:

Accounts receivable are stated at amounts invoiced net of allowances for doubtful accounts. The Company makes judgments as to its ability to collect outstanding receivables and provides allowances for the portion of receivables deemed uncollectible. Provision is made based upon a specific review of all significant outstanding invoices.

1.14.	Inventories:

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

1.15.	Property and equipment:

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

1.16.	Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of identifiable net assets of businesses acquired. Goodwill is not amortized, but instead tested annually for impairment or more frequently when events or change in circumstances indicate that the assets might be impaired by comparing the carrying value to the fair value of the reporting units to which it is assigned. Under ASC 350, “Goodwill and other intangible assets”, the impairment test is performed in two steps. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, a second step is performed to measure the amount of impairment loss. The second step allocates the fair value of the reporting unit to the Company’s tangible and intangible assets and liabilities. This derives an implied fair value for the reporting unit’s goodwill. If the carrying amount of the reporting units goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized equal to that excess. For the purpose of any impairment test, the Company relies upon projections of future undiscounted cash flows and takes into account assumptions regarding the evolution of the market and its ability to successfully develop and commercialize its products.

Changes in market conditions could have a major impact on the valuation of these assets and could result in additional impairment losses.

Intangible assets consist primarily of purchased licenses and in progress R&D recognized as part of the Eclat acquisition purchase price allocation. Acquired IPR&D has an indefinite life and is not amortized until completion and development of the project, at which time the IPR&D becomes an amortizable asset. If the related project is not completed in a timely manner or the project is terminated or abandoned, we may have an impairment related to the IPR&D, calculated as the excess of the asset’s carrying value over its fair value.

Our policy defines IPR&D as the value assigned to those projects for which the related products have not received regulatory approval and have no alternative future use. Determining the portion of the purchase price allocated to IPR&D requires us to make significant estimates. The amount of the purchase price allocated to IPR&D is determined by estimating the future cash flows of each project or technology and discounting the net cash flows back to their present values. The discount rate used is determined at the time of measurement in accordance with accepted valuation methods. These methodologies include consideration of the risk of the project not achieving commercial feasibility.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At the time of acquisition, we expect that all acquired IPR&D will reach technological feasibility, but there can be no assurance that the commercial viability of these products will actually be achieved. The risks associated with achieving commercialization include, but are not limited to, delay or failure to obtain required market clearances.

1.17.	Impairment of Long-Lived Assets:

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

1.18.	Income taxes:

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

1.19.	Research credit tax

The Company is eligible to receive a French research tax credit that is calculated based on a percentage of eligible research and development costs. The tax credit can be refundable in cash and is not contingent on future taxable income. As such, the Company considers the research credit tax as a grant, offsetting operating expenses.

1.20.	Employee stock options and warrants:

The Company accounts for Stock based compensation based on grant-date fair value estimated in accordance with ASC 718.

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

1.21.	Recent Accounting Pronouncements

In July 2012, the FASB issued ASU 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment” (“ASU 2012-02”). ASU 2012-02 allows a company to first assess qualitative factors to determine whether it is more-likely-than-not that an indefinite-lived intangible asset is impaired. The more likely-than-not threshold is defined as having a likelihood of more than 50 percent. If based on its qualitative assessment, a company concludes that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, then quantitative impairment testing is required. However, if a company concludes otherwise, quantitative impairment testing is not required. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 with early adoption permitted. The adoption of ASU 2012- 02 will not affect the consolidated financial position, results of operations or cash flows of the Company.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In September 2011, the FASB issued ASU 2011-08, “Testing Goodwill for Impairment” (“ASU 2011-08”). ASU 2011-08 allows a company to first assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The provisions of ASU 2011-08 are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted. The adoption of ASU 2011-08, did not impact on the consolidated financial position, results of operations or cash flows of the Company.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income” (“ASU 2011-05”). ASU 2011-05 requires, in part, that companies present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The provisions of ASU 2011-05 are effective for fiscal years,and interim periods within those years, beginning after December 15, 2011. The adoption of ASU 2011-05, did not impact on the consolidated financial position, results of operations or cash flows of the Company.

 In June 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04).” ASU 2011-04 requires expansion of the disclosures required for Level 3 measurements of fair value and provides updates to the existing measurement guidance. The provisions of ASU 2011-04 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of ASU 2011-04, did not impact on the consolidated financial position, results of operations or cash flows of the Company

2. Business combinations

Effective March 13, 2012, Flamel acquired, through its wholly owned subsidiary Flamel US Holdings, Inc., or Flamel US, all of the membership interests of Éclat Pharmaceuticals, LLC, or Éclat Pharmaceuticals, from Éclat Holdings, LLC, or Éclat Holdings, an affiliate of Flamel’s largest shareholder Deerfield Capital L.P. Éclat Pharmaceuticals is a specialty pharmaceuticals business focused on the development, approval and commercialization of niche brands and generic pharmaceutical products. In exchange for all of the issued and outstanding membership interests of Éclat Pharmaceuticals, Flamel US provided consideration consisting of:

-	a $12 million senior, secured six-year note that is guaranteed by the Company and its subsidiaries and secured by the equity interests and assets of Éclat;
-	two warrants to purchase a total of 3,300,000 American Depositary Shares, each representing one ordinary share of Flamel (“ADSs”); and
-	a commitment to make earn out payments of 20% of any gross profit generated by certain Éclat Pharmaceuticals launch products
-	a commitment to pay 100% of any gross profit generated by Hycet® up to a maximum of $1 million.

The Purchase Agreement also contains certain representations and warranties, covenants, indemnification and other customary provisions.

Flamel US issued the note pursuant to a Note Agreement among Flamel, Flamel US and Éclat Holdings dated March 13, 2012. The note is payable over six years only if certain contingencies are satisfied, namely that: (a) two or more Éclat Pharmaceuticals launch products are approved by the FDA, or (b) one Éclat Pharmaceuticals launch product is approved by the FDA and has generated $40 million or more in cumulative net sales. These contingencies are referred to as thresholds. If either Threshold is satisfied, Flamel US will pay 25% of the original principal amount due under the note on each of the third, fourth, fifth and sixth anniversaries of the date of the note. The note accrues interest at an annual rate of 7.5% (calculated on the basis of the actual number of days elapsed in each month) and is payable quarterly in arrears commencing on July 2, 2012 and on the first business day of each October, January, April and July thereafter; provided, however, that if on any such interest payment date, at least one Éclat Pharmaceuticals launch product has not been approved by the FDA, the interest payable on such date will not be payable, but will be added on such date to the outstanding principal amount of the note. Flamel must pay any interest so accrued no later than nine months after such FDA approval and, upon such payment; such outstanding principal amount of the note will be reduced by the amount thereof.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition to the note, two six year warrants were issued to purchase an aggregate of 3,300,000 ADSs, each representing one ordinary share, of Flamel. One warrant is exercisable for 2,200,000 ADSs at an exercise price of $7.44 per ADS, and the other warrant is exercisable for 1,100,000 ADSs at an exercise price of $11.00 per ADS. The warrants provide that they may only be exercised for six years following the approval, for the purposes of French law, by the holders of a majority of Flamel’s ordinary shares, of the authorization and issuance of the warrants and the ordinary shares underlying the warrants and the waiver of all preferential subscription rights of holders of ordinary shares (and ADSs) with respect to the warrant and the underlying shares.  On June 22, 2012, the authorization and issuance and waiver were approved by the holders of the requisite number of ordinary shares

The acquisition-date fair value of the consideration transferred totaled $50,927,000 which consisted of the following:

(Amounts in thousands of USD)

Note	$5,625
Warrants	12,065
Deferred consideration	33,237
Total acquisition liabilities	$50,927

The fair value of the note was estimated using a probability-weighted discounted cash flow model. This fair value measurement is based on significant inputs not observable in the market and thus represents a level 3 measurement as defined in ASC 820. The key assumptions are as follows: 20% discount rate, 72% probability of success.

The fair value of the warrants was determined by using a Black-Scholes option pricing model with the following assumptions:

Share price	$7.29
Risk-free interest rate	2.00%
Dividend yield	-
Expected volatility	56.26%
Expected term	6.0 years

The deferred consideration fair value was estimated by using a discounted cash flow model based on probability adjusted annual gross profit of each of the Éclat Pharmaceuticals products. A discount rate of 20% has been used, except for Hycet for which a discount rate of 13% has been retained.

The transaction was accounted for as a business combination under the acquisition method of accounting. Accordingly, the tangible assets and identifiable intangible assets acquired and liabilities assumed were recorded at fair value, with the remaining purchase price recorded as goodwill.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the final fair values of the assets acquired and liabilities assumed at the acquisition date.

At March 13, 2012

(Amounts in thousands of USD)

Cash and cash equivalent	$1,771
Account receivables	210
Inventories	38
Prepaid expenses and other current assets	430
Property and equipment, net	57
Intangible assets	49,282
Goodwill	18,491
Total identifiable assets acquired	70,279

Current liabilities	(459)
Deferred Tax Liabilities	(18,887)
Long term liabilities	(6)
Total liabilities assumed	(19,352)
Net identifiable assets acquired	$70,279
Net assets acquired	$50,927

Of the $49,282,000 of acquired intangible assets, $47,309,000 was allocated to in-process research and development (IPR&D) assets that were recognized at fair value on the acquisition date. The fair value was determined using an income approach, including a discount rate of 20%, applied to probability adjusted after-tax cash flows. The estimated costs to complete the IPR&D projects represents management’s best estimate of expected costs, but are subject to change based on additional information received as development activities advance. The remaining useful life has been estimated to be four years once the products in question have been approved. The remaining $1,973,000 was allocated to the acquired product license for Hycet® (3-year useful economic life).

The deferred tax liability of $18.9 million relates to temporary differences associated primarily with the IPR&D, which are not deductible for tax purposes. Deferred taxes have been calculated at the statutory rate of 40%.

The difference between the purchase price and the fair value of the assets acquired and liabilities assumed of $18.5 million was allocated to goodwill. This goodwill is attributable to the remaining product opportunities identified by the acquired entity at the date of acquisition, but for which limited development had occurred and the regulatory approval process had not commenced. None of the goodwill is expected to be deductible for income tax purposes.

The Company recognized $635,000 of acquisition related costs that were expensed and included in SG&A expenses.

The amounts of revenues and earnings of Éclat Pharmaceuticals included in the Company’s consolidated income statement from the acquisition date to the period ending December 31, 2012 (in thousands) are as follows:

Revenue and earnings included in the consolidated income statement from March 13, 2012 to December 31, 2012
Revenues	$560
Net Income/(Loss)	$(5,301)

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following supplemental pro forma information presents Flamel’s financial results for the twelve month period as if the acquisition of Éclat Pharmaceuticals had occurred on January 1, 2011 (in thousands):

		Twelve months ended December 31,
		2011	2012
		(unaudited)
Revenues		$33,209	$26,314

Net Income/(Loss)	(a)	$(13,624)	$(3,754)

The above unaudited pro forma information was determined based on the historical US GAAP results of Flamel and Éclat Pharmaceuticals. The unaudited pro forma consolidated results are not necessarily indicative of what the Company’s consolidated results of operations actually would have been if the acquisition was completed on January 1, 2011. The unaudited pro forma consolidated net income primarily reflects adjustment of:

i.	Elimination of $0.6 million of transaction costs, which are directly attributable to the transaction, for Flamel for the period ended December 31, 2012, and integration of these costs as if they were expensed in the period ended December 31, 2011.
ii.	Adjustment to record the estimated amortization expense for intangible asset. The amortization expense was calculated using estimated useful life of three years for the Hycet product license acquired by Éclat Pharmaceuticals in July 2011, with an estimated value of $2.0 million, considering the acquisition would have been completed on January 1, 2011. The amortization for period ended December 31, 2011 amounts to $660,000.
iii.	An adjustment to record the estimated increase in amortization expense for intangible assets for the period prior to the acquisition (from January 1, 2012 to March 13, 2012). The incremental expense for the three months was $25,000.

Net loss for the twelve month period ended December 31, 2012 includes income of $14.4 million of which $18.8 million represents remeasurement of the fair value of the acquisition liabilities and $4.3 million of expenses net of tax in connection with the impairment of certain assets acquired. The Company’s result of operations in future periods will be affected by the movements in the fair value of the acquisition liabilities which are remeasured at each balance sheet date. Changes in fair value will be recognized in operating income. Changes in assumptions or other variants used to calculate the fair value of acquisition liabilities, such as,but not limited to, the Company’s share price, volatility of the share price, discount rates, probability assessment of success in completing development and commercializing acquired products, market share, market size and selling prices negotiated for each product will have an effect on the fair value of the acquisition liabilities. Future non-discounted probability adjusted deferred consideration payments are expected to amount to $49.6 million.

The variation in the fair value of the acquisition liabilities from acquisition date to December 31, 2012, resulting from new facts and circumstances that occurred post acquisition regarding the potential competitive landscape of products in the portfolio, including the abandon of one potential product, is as follows:

		as of December 31, 2012
(In thousands of U.S. dollars)	Acquisition date fair value	Payments	Remeasurement	Net

Acquisition liability deferred consideration	$33,237	$(160)	$(9,013)	$24,064
Acquisition liability note	5,625	-	87	5,712
Acquisition liability warrant consideration	12,065	-	(9,908)	2,157
Total	$50,927	$(160)	$(18,834)	$31,933

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The acquisition liability warrant consideration has been classified as a debt instrument (see note 16 Long Term Debt).

As of December 31, 2012, the Company conducted impairment tests of the IPR&D and recognized an expense of $7,170,000, based on the management’s best estimates of the present value of future cash flows compiled on a project by project and product by product basis (see note 12 Goodwill and intangible assets). The impairment of these assets results from new facts and circumstances that occurred post acquisition regarding the potential competitive landscape of one of the products in the portfolio.

3. Subcontracting agreement:

In accordance with the terms of a supply agreement signed with GSK in December 2004 and renewed in May 2008 for the manufacture of Coreg CR microparticles on a cost plus basis, the Company recognized as revenues from product sales a total amount of $8,180,000 in 2010. This supply agreement expired on December 31, 2010. In October, 2011, the Company announced that it signed a new supply agreement with GSK for the production of Coreg CR microparticles.  Under the agreement, the Company is entitled to guaranteed minimum payments to supply Coreg CR microparticles over a period of five years. No earlier than January 1, 2013, GSK may terminate the agreement at their sole discretion by giving six months written notice.  Pursuant to the agreement, the Company received a payment of € 1,300,000 ($1,835,000) during the third quarter of 2011 and a further €1,300,000 ($1,752,000) payment in the fourth quarter of 2011, as well as a higher margin on all product produced by Flamel for GSK since January 1, 2011. For the year 2011, the Company recognized as revenues from product sales a total amount of $13,395,000 of which $2,711,000 relates to the €2,600,000 received in the third quarter and the fourth quarter 2011. For 2012, the Company recognized as revenues from product sales a total amount of $9,097,000 of which $852,000 relates to the €2,600,000 received in 2011.

4. License, research and consulting agreements:

GlaxoSmithKline (GSK)

In March 2003, Flamel Technologies and SB Pharma Puerto Rico Inc, an affiliate of GSK entered into a license agreement whereby the Company agreed to license its controlled-release Micropump® in order to develop a new formulation for carvedilol, which is marketed by GSK as Coreg.

In 2010, the Company recognized $8,541,000 of royalties on Coreg sales.

In 2011, the Company recognized $8,210,000 of royalties on Coreg sales.

In 2012, the Company recognized $6,870,000 of royalties on Coreg sales

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

A total of $8,188,000 has been incurred on the acquisition of buildings and fixtures and a total of $11,138,000 has been incurred on behalf of GSK for the purchase of production equipment and associated costs. As of December 31, 2012, the funds received from GSK to finance the acquisition of assets owned by Flamel are classified in other current liabilities for $317,000 and in other long term liabilities for $3,818,000. The liability is amortized on a pro-rata basis over the expected life of the related assets and reflected as an offset of the depreciation of the related assets.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In July 2006, Flamel and GSK entered into a further agreement as a supplement to the original supply agreement whereby GSK partly sponsored the extension of the then existing facilities at Pessac from two lines to three. GSK has exclusive use of part of this equipment, for the production of Coreg CR microparticles. The total funding provided by GSK amounted to $8.1 million to finance the acquisition of equipments, buildings and fixtures. The Company received all installments due under the agreement by December 31, 2007. As of December 31, 2012 the funds received from GSK to finance the extension were classified in other current liabilities for $354,000 and long term liabilities for $2,527,000. The liability is amortized on a pro-rata basis over the expected life of the assets and proportionally based on funding received compared with the total value of the related assets. This amortization is reflected as an offset of the depreciation of the related assets (see Note 13).

In May 2008, Flamel and GSK signed an amendment to the original supply agreement, extending the supply of commercial supplies of the product through to end of 2010. In October, 2011, the Company announced that it signed a new supply agreement with GSK for the production of Coreg CR microparticles; the Company is the sole supplier of Coreg CR microparticles for GSK.  Under the agreement, the Company will receive guaranteed minimum payments to supply Coreg CR microparticles over a period of over a minimum period of five years. No earlier than January 1, 2013, GSK may terminate the agreement at their sole discretion by giving six months written notice. See Note 3. Subcontracting Agreement.

Wyeth Pharmaceuticals

On September 12, 2007 the Company entered into a development and license agreement with Wyeth Pharmaceuticals, (‘Wyeth’) now part of Pfizer Inc., whereby the Company agreed to license its Medusa technology for the development and licensing of a marketed protein. The Company received an upfront fee and may receive development fees, milestones and royalties on the product. On September 2, 2008 Wyeth confirmed their intention to pursue the development and license agreement triggering a $500,000 payment. On November 4, 2009 Wyeth exercised the option for the licensing of Flamel technology and paid $1,000,000.

In 2010, the Company recognized research and development revenues of $353,000. The Company also recognized $221,000 of amortization of up-front payment and option payment.

In 2011, the Company recognized research and development revenues of $75,000. The Company also recognized $665,000 of amortization of up-front payment and option payment, of which $425,000 relates to accelerated amortization due to termination.

In March 2012 the Company announced that the arrangement with Pfizer was discontinued.

Merck Serono, a division of Merck KGaA

On December 20, 2007 Flamel Technologies entered into a relationship with Merck Serono, a division of Merck KGaA, to investigate the applicability of Flamel's Medusa technology for the extended release of a therapeutic protein of Merck Serono's portfolio.

In consideration of the agreement signed in 2007, Merck Serono made an upfront payment of $2.7 million for investigating the therapeutic protein, which has been amortized over the initial feasibility period. In February 2009 Merck Serono exercised the option to license our technology triggering a payment of $ 6,500,000 (€5,000,000). Under the terms of the agreement, the Company is eligible to receive up to €41 million ($53 million) in milestone payments upon certain agreed-upon development events.

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

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On November 2, 2012, Flamel received notice from Merck Serono to terminate for convenience the development and license agreement. For the year 2012, the Company recognized $2,745,000 of amortization of the initial up-front and option payments, of which $1,426,000 relates to accelerated amortization due to termination.

Baxter Healthcare Inc.

On June 19, 2009 the Company entered into agreement with Baxter Healthcare Inc., to formulate controlled release applications of blood clotting factor replacement therapies using Flamel’s Medusa® technology. In consideration of this agreement the Company received an access fee of $3,600,000 (€2,500,000).

In 2010, the Company recognized research and development revenues of $406,000. The Company also recognized $1,578,000 of amortization of the initial up-front fee.

In 2011, the Company recognized license revenues of $871,000 as amortization of the initial up-front fee. In October 2011 the Company announced that the agreement had been terminated.

Eagle Pharmaceuticals Inc

On October 12, 2011 the Company entered into a license and development agreement with Eagle Pharmaceuticals for the development of a Medusa-based hydrogel depot formulation of the small molecule antibiotic, tigecycline. In consideration of this agreement, the Company recognized research and development revenues of $345,000. Milestone payments amounting to $1.2 million (€0.9 million) will be received upon achievement of certain development and commercial events.

In 2012, the Company recognized research and development revenues of $659,000. The Company also recognized $43,000 of amortization of the initial up-front fee.

Pfizer Inc

The company entered into research collaboration with Pfizer Inc. to assess the applicability of the Medusa platform to certain molecules in development. Under this collaboration, the Company recognized research and development revenues of $333,000 in 2010 and $18,000 in 2011. In March 2012 the Company announced that the collaboration with Pfizer had been discontinued.

Corning

In December 1998, the Company signed a long-term research and product development agreement with Corning France and Corning Incorporated. Pursuant to the terms of this agreement, Flamel receives royalties on the sales of Corning products that utilize Flamel’s innovations.

The Company recognized royalties on Corning’s sales of $440,000 in 2010, $372,000 in 2011 and $152,000 in 2012.

Others

The Company recognized license and research and development revenues with undisclosed partners for an amount of $5,958,000 in 2010, $4,808,000 in 2011 and $5,877,000 in 2012.

5. Research and Development expenses

Total research and development expenditures can be disaggregated in the following significant type of expenses ($USD in millions):

	2010	2011	2012
Research and Development Expenses	37.2	33.7	32.7
R&D Tax Credit	(7.6)	(6.0)	(6.5)
Grants	(0.9)	(1.7)	(0.1)
Total	28.7	25.1	26.1

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 the Company recognized to the income statement unconditional grants for a total of $103,000.

6. Stock based compensation:

6.1 ASC 718

The Company applies the provisions of ASC 718 in accounting for its stock based compensation. The fair value of each option and warrant granted during the year is estimated on the date of grant using the Black-Scholes option pricing model. Option valuation models require the input of subjective assumptions and these assumptions can vary over time. The weighted-average assumptions on grants made in each of the following years were:

	Year Ended December 31
	2010	2011	2012

Weighted-average expected life (years)	4.56	4.00	5.70
Expected volatility rate	60.5%	63.6%	62.5%
Expected dividend yield	-	-	-
Risk-free interest rate	1.43%	0.83%	0.95%
Forfeiture rate	-	-	-

We base our determination of expected volatility predominantly on the implied volatility of our traded options with consideration of our historical volatilities. Given the limited historical data and the grant of stock options and warrants to a limited population, the simplified method has been used to calculate the expected life.

Stock based compensation expense recognized was as follows:

(In thousands of U.S dollars except per share data)	Options			Free of charge share awards			Warrants			Total
	2010	2011	2012	2010	2011	2012	2010	2011	2012	2010	2011	2012
Research and development	400	332	419	831	897	649	-	-	-	1,231	1,229	1,068
Cost of goods sold	9	3	2	113	89	46	-	-	-	122	91	49
Selling, general and administrative	615	461	1,280	677	671	464	525	327	179	1,817	1,459	1,923

Total stock-based compensation expense	1,024	796	1,701	1,621	1,657	1,160	525	327	179	3,170	2,779	3,040

Effect on earnings per share
Basic	0.04	0.03	0.07	0.07	0.07	0.05	0.02	0.01	0.01	0.13	0.11	0.12

Diluted	0.04	0.03	0.07	0.07	0.07	0.05	0.02	0.01	0.01	0.13	0.11	0.12

As of December 31, 2012, the projected compensation expense related to non vested options or warrants amounted to $2,158,000 and is expected to be recognized over a weighted average period of 1.36 years.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.2 Warrants

The summary of warrants activity is as follows:

	Warrants Outstanding	Weighted Average Exercise Price in U.S dollars [1]	Weighted Average Exercise Price in Euros
Balance at January 1, 2010	630,500	$11.73	€8.24
Warrants granted	250,000	$6.97	€5.44
Warrants cancelled	130,500	$25.11	€18.62
Balance at December 31, 2010	750,000	$7.82	€5.50
Warrants granted	300,000	$5.03	€3.54
Warrants cancelled	150,000	$6.94	€4.98
Balance at December 31, 2011	900,000	$6.89	€4.85
Warrants granted	3,300,000	$8.63	€6.61
Warrants reintegrated	100,000	$6.65	€4.97
Warrants cancelled	200,000	$10.20	€6.57
Balance at December 31, 2012	4,100,000	$6.89	€4.85

[1] Historical exchange rate at date of grant

No warrants were exercised in 2010, 2011 and 2012.

Exercise prices and intrinsic value for warrants outstanding as of December 31, 2012 were as follows:

	Warrants Outstanding				Warrants Exercisable
Range of exercise prices in euros	Number of shares	Weighted average remaining contractual life	Weighted average exercise price in euros	Weighted average intrinsic value in euros	Number of shares	Weighted average exercise price in euros	Weighted average intrinsic value in euros

0 to 4.50	550,000	1.57	3.98	-	550,000	3.98	-
5.44 to to 6.57	2,450,000	4.82	5.67	-	2,450,000	5.67	-
6.58 to 8.52	1,100,000	5.20	8.42	-	1,100,000	8.42	-
	4,100,000	4.48	6.10		4,100,000	6.44	-

The total fair value of warrants vested during 2010 amounted to €472,000 or $626,000 (average exchange rate of the year).

The total fair value of warrants vested during 2011 amounted to €257,000or $358,000 (average exchange rate of the year).

The total fair value of warrants vested during 2012 amounted to €271,000or $348,000 (average exchange rate of the year).

Intrinsic value represents the variance between the share price and the exercise price. As of December 31, 2012 the aggregate intrinsic value of warrants outstanding amounted to zero.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.3 Stock Options

The activity under the option plans is as follows:

	Shares Available for Grant	Options Granted and Outstanding	Weighted Average Exercise Price in U.S dollars[1]	Weighted Average Exercise Price in Euros
Balance at January 1, 2010	45,000	3,110,990	$14.96	€12.08
Options authorized	750,000	-	-	-
Granted	(305,000)	305,000	$6.91	€5.21
Exercised	-	(63,000)	$4.01	€5.75
Forfeited	(15,000)	(254,500)	$8.51	€7.65
Balance at December 31, 2010	475,000	3,098,490	$14.69	€11.71
Options authorized
Granted	(200,000)	200,000	$4.39	€3.28
Exercised	-	(44,200)	$1.48	€1.63
Forfeited	-	(113,300)	$8.93	€7.49
Balance at December 31, 2011	275,000	3,140,990	$14.65	€11.66
Options authorized	1,000,000	-	-	-
Granted	(550,000)	550,000	$5.97	€4.67
Exercised	-	(195,000)	$2.04	€2.33
Forfeited	10,000	(223,500)	$16.88	€13.69
Balance at December 31, 2012	735,000	3,272,490	$13.79	€10.90

[1] Historical exchange rate at date of grant

The total intrinsic value of options exercised during 2010 amounted to €174,000 or $256,000 (historical exchange rate at date of exercise).

The total intrinsic value of options exercised during 2011 amounted to €111,000 or $149,000 (historical exchange rate at date of exercise).

The total intrinsic value of options exercised during 2012 amounted to €735,000 or $973,000 (historical exchange rate at date of exercise).

Stock options outstanding at December 31, 2012, which expire from 2013 to 2022, had exercise prices ranging from €3.28 to € 25.39. The weighted average remaining contractual life of all options is 4.34 years. As of December 31, 2012, there were 3,272,490 outstanding options at a weighted average exercise price of €10.90, of which 2,476,240 were exercisable at a weighted average price of €12.97. Exercise prices and intrinsic value for options outstanding as of December 31, 2012 were as follows:

	Stock Options Outstanding				Stock Options Exercisable
Range of exercise prices in euros	Number of shares	Weighted average remaining contractual life	Weighted average exercise price in euros	Weighted average intrinsic value in euros	Number of shares	Weighted average exercise price in euros	Weighted average intrinsic value in euros

0 to 3.28	195,000	8.45	3.28	-	48,750	3.28	-
4.03 to 5.44	1,385,000	7.04	4.73	-	735,000	4.74	-
6.40 to 12.02	123,500	1.62	10.93	-	123,500	10.93	-
12.86 to 16.23	1,040,990	2.60	14.46	-	1,040,990	14.46	-
19.2 to 25.39	528,000	2.58	22.85	-	528,000	22.85	-

	3,272,490	4.34	10.90	0.00	2,476,240	12.97	0.00

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The total fair value of options vested during 2010 amounted to €1,424,000 or $1,889,000 (average exchange rate of the year).

The total fair value of options vested during 2011 amounted to €473,000 or $659,000 (average exchange rate of the year).

The total fair value of options vested during 2012 amounted to €846,000 or $1,088,000 (average exchange rate of the year).

The aggregate intrinsic value of options outstanding or exercisable amounted to zero.

6.4 Free share award

The activity under the free share award plans is as follows:

	Free of Charge Share Award Available for Grant	Free of Charge Share Award Granted and Outstanding	Weighted Average Fair Value at grant date in U.S dollars[1]	Weighted Average Fair Value at grant date in Euros

Balance at January 1, 2010	10,650	573,350	$6.68	€4.73
Options authorized	200,000	-	-	-
Granted	(230,000)	230,000	$7.01	€5.29
Exercised	-	(240,050)	$5.91	€4.39
Forfeited	37,500	(37,500)	$5.93	€4.39
Cancelled	3,300	(3,300)	$5.17	€4.03
Balance at December 31, 2010	18,150	522,500	$7.25	€5.16
Options authorized	200,000	-	-	-
Granted	(200,000)	200,000	$4.39	€3.28
Exercised	-	(272,400)	$7.47	€5.07
Forfeited	8,450	(8,450)	$7.22	€5.18
Cancelled	1,000	(1,000)	$7.45	€5.06
Balance at December 31, 2011	26,600	440,650	$5.81	€4.36
Options authorized	200,000	-	-	-
Granted	(189,700)	189,700	$3.07	€2.38
Exercised	-	(258,150)	$6.52	€4.92
Forfeited	21,550	(21,550)	$5.79	€4.35
Balance at December 31, 2012	58,450	350,650	$3.81	€2.88

[1] Historical exchange rate at date of grant

As of December 31, 2010 the total fair value (or intrinsic value) of Free Share Award outstanding amounted to €2,697,000 or $3,745,000 (historical exchange rate at date of grant).

As of December 31, 2011 the total fair value (or intrinsic value) of Free Share Award outstanding amounted to €1,774,000 or $2,296,000 (historical exchange rate at date of grant).

As of December 31, 2012 the total fair value (or intrinsic value) of Free Share Award outstanding amounted to €1,009,000 or $1,336,000 (historical exchange rate at date of grant).

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Cash and Cash Equivalents:

Cash consists of cash on deposit and fixed term investments held in several major banks, and cash on hand. The components of cash and cash equivalents were as follows:

	December 31,
(In thousands of U.S. dollars)	2011	2012

HSBC	$2,785	$880
Credit Agricole	630	641
Commerce Bank .	-	1,057
Citibank .	-	159
Other .	41	5
Total cash and cash equivalents	$3,456	$2,742

8. Marketable securities:

Marketable securities are classified as available-for-sale securities and are recorded at fair market value. Unrealized gains and losses are recorded as other comprehensive income in shareholder’s equity, net of income tax effects.

For the year ended December 31, 2010, 2011 and 2012 marketable securities amounted respectively to $23,160,000, $21,036,000 and $6,413,000.

As of December 31, 2010, December 31, 2011 and December 31, 2012 there were no unrealized gains or losses.

(in thousands of U.S dollars)	Fair value		Value at cost		Unrealized Gains (Losses)
	2011	2012	2011	2012	2011	2012
Credit Agricole securities	17,802	6,413	17,802	6,413	-	-
HSBC securities	3,233	-	3,233	-	-	-
Total	21,035	6,413	21,035	6,413	-	-

Gross realized gains on sales of these available-for-sale securities amounted to $74,000, $41,000 and $6,000 for the years ended December 31, 2010, 2011 and 2012 respectively.

(in thousands of U.S dollars)	Proceeds from sales		Purchase of securities		Gross gains (Losses)
	2011	2012	2011	2012	2011	2012
Credit Agricole securities	5,775	15,143	8,062	3,573	10	3
HSBC securities	20,607	3,216	16,953	-	31	3
Total	26,382	18,359	25,015	3,573	41	6

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Inventory:

The components of inventories were as follows:

	December 31,
(In thousands of U.S. dollars)	2011	2012

Raw materials	921	894
Finished goods	754	626

Inventories, net	1,675	1,520

10. Prepaid expenses and other current assets:

The components of prepaid expenses and other current assets were as follows:

	December 31,
(In thousands of U.S. dollars)	2011	2012

Valued-added tax recoverable	1,028	1,013
Prepaid expenses	832	906
Advance to suppliers	352	324
Grants recoverable	430	71
Total Prepaid expenses and other current assets	2,642	2,314

11. Property and Equipment:

The components of property and equipment were as follows:

	December 31,
(In thousands of U.S. dollars)	2011	2012

Land and buildings	10,132	10,332
Laboratory equipment	28,639	29,314
Office and computer equipment	4,641	5,135
Furniture, fixtures and fittings	19,956	20,697
Construction in progress	-	-
Total property and equipment	63,368	65,478
Less accumulated depreciation and amortization	(43,985)	(47,240)
Property and equipment, net	19,383	18,238

Depreciation expense related to property and equipment amounted to $4,696,000, $3,346,000 and $3,183,000 for the years ended December 31, 2010, 2011 and 2012, respectively.

Property and Equipment include costs of $509,000 and $507,000 at December 31, 2011 and 2012 that are related to capitalized lease assets. Accumulated amortization of these leased assets was approximately $173,000 and $211,000 at December 31, 2011 and 2012, respectively. Depreciation expense on assets held under capital leases is included in total depreciation expense for the years ended December 31, 2010, 2011 and 2012 and amounted to $47,000, $56,000 and $44,000 respectively.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Goodwill and intangible assets

	December 31,
	2011				2012
(In thousands of U.S. dollars)	Gross carrying amount	Accumulated amortization	Impairment	Intangible assets, net	Gross carrying amount	Accumulated amortization	Impairment	Intangible assets, net
Goodwill	$534	(534)	-	-	$544	(544)	-	-
Goodwill Eclat acquisition	-	-	-	-	18,491	-	-	18,491
Total Goodwill	$534	$(534)	$-	$-	$19,035	$(544)	$-	$18,491
In-progess R&D	-	-	-	-	47,309	-	(7,170)	40,139
License	-	-	-	-	1,973	(523)		1,450
Total Intangible assets	$-	$-	$-	$-	$49,282	$(523)	$(7,170)	$41,589

See note 2 – Business combinations.

13. Accrued Expenses

Accrued expenses consist mainly of expenses related to bonuses, paid vacations, compensatory leaves and related social charges.

Accrued expenses comprises of the following:

	December 31,
(In thousands of U.S. dollars)	2011	2012

Accrued compensation	2,037	1,671
Accrued social charges	3,441	3,193
Other	-	149
Total accrued expenses	5,478	5,013

14. Other current and Long Term liabilities:

14.1. Other current liabilities:

Other current liabilities comprise the following:

	December 31,
(In thousands of U.S. dollars)	2011	2012

Funding from partner GSK short term	734	669
Employee service award provision short term	641	263
Valued-added tax payable	251	201
Provision for retirement indemnity short term	129	-
Conditional grants	240	-
Total Other current liabilities	1,995	1,133

In connection with the 2004 supply agreement with GSK (see Note 4), the Company received funds to finance facilities related assets. A total of $8,188,000 has been spent on the acquisition of buildings and fixtures and a total of $11,138,000 has been spent on behalf of GSK for the purchase of production equipment. As of December 31, 2012 the funds received from GSK to finance the acquisition of assets owned by Flamel are classified as a current liability for $316,000 and as a long term liability for $3,818,000. In July 2006, Flamel and GSK entered into a side agreement to the original agreement whereby GSK partially sponsored the extension of the Micropump development facility (see Note 4). This facility was completed in March 2008. As of December 31, 2007, the Company had received all installments from GSK for financing of this project. The total installments amounted to $8,097,000. As of December 31, 2012, the funds received from GSK are classified as a current liability for $353,000 and as a long term liability for $2,527,000 (see Note 14.2).

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The liability is amortized on a pro-rata basis over the expected life of the related assets and reflected as an offset of the depreciation of the related assets (see Note 4).

The Service award provision is accrued over the respective service period (5, 10, 15 and 20 years) using actuarial assumptions and calculations as for the lump sum retirement indemnity (see Note 21).

For the year ended December 31, 2011 the provision for service award amounted to $2,876,000 of which $641,000 is short term. For the year ended December 31, 2012 the provision amounted to $3,031,000 of which $263,000 is short term.

Conditional grants were received from local authorities for a total of $1.8 million in 2008 and 2009 to partly finance investments. The grants are conditional on completion of the total investment programme and ongoing employment for a period of three to five years. The Company recognizes conditional grants as an offset to operating expenses once all conditions stated in the grant have been met. As of December 31, 2011 the Company recognized $2,128,000 and the remainder is classified as short term liabilities for an amount of $240,000. As of December 31, 2012 all amounts related to the conditional grants has been recognized.

14.2. Other long term liabilities

Other long term liabilities are composed of the following:

	December 31,
(In thousands of U.S. dollars)	2011	2012

Funding from partner GSK long term	6,906	6,345
Provision for retirement indemnity (see note 21)	1,978	2,875
R&D credit tax financing long term	6,682	12,661
Employee service award provision long term	2,235	2,768
Other	22	31
Total Other long term liabilities	17,823	24,680

Funding from GSK long term amounted to $3,818,000 in connection with the supply agreement signed in December 2004 and relates to the acquisition of buildings and fixtures and $2,527,000 in connection with the side agreement to the original agreement, signed in July 2006 (see Note 14.1).

In 2011, the Company obtained an advance from OSEO, a governmental agency supporting innovation, for $6,813,000 (€5,164,000) secured against the research tax credits due to the company by the tax authorities for expenditure incurred in 2010 (see Note 19). The interest rate applied is the monthly average of the Euro Interbank Offered Rate (EURIBOR) plus 0.9%. In 2012 the operation was renewed with the same conditions and secured against the research credit tax from 2011. The Company received an amount of $5,848,000 (€4,432,000). As of December 31, 2011 the total funding was classified as a long term liability for an amount of $6,682,000. As of December 31, 2012 the total funding was classified as a long term liability for an amount of $12,661,000.

15.  Deferred Revenue:

Current portion of deferred revenue comprises of upfront licensing fees which are recognized over the development period of the contract. For the year ended December 31, 2011 deferred revenues amounted to $4,367,000 and $795,000 for the year ended December 31, 2012. These deferred revenues result from the upfront license fees received in 2011 from undisclosed partners.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Long-term Debt:

Long-term debt comprises:

	December 31,
(In thousands of U.S. dollars)	2011	2012

Oseo Anvar loans (a)	1,807	2,751
French Ministry of Research (b)	1,908	1,945
Acquisition liability contingent consideration (c)	-	24,063
Acquisition liability note (c)	-	5,713
Acquisition liability warrant consideration (c)	-	2,157
Total	3,715	36,629
Current portion	2,026	3,351
Long-term portion	1,689	33,278

(a) OSEO Anvar is an agency of the French government that provides financing to French companies for research and development. At December 31, 2011 and 2012, the Company had outstanding loans from Anvar of $1,807,000 and $2,751,000, respectively for various programs. In 2012, the Company received $1,029,000 for two of these projects. These loans do not bear interest and are repayable only in the event the research project is technically or commercially successful. Potential repayment is scheduled to occur from 2013 through 2019.

(b) In 2002, the Company received a loan of $464,000 from the French Ministry of Research on a research project (the “Proteozome” project) related to the development of new Medusa applications. Pursuant to the agreement, the Company is granted a loan equal to 50% of the total expenses incurred on this project over a three-year period beginning on January 2, 2002. The remainder of the advance of $1,707,000 was received in 2005. This loan is due for repayment in 2013. The loan is non-interest bearing and is repayable only in the event the research project is technically or commercially successful.

(c)The Acquisition liability relates to the acquisition by the Company through its wholly owned subsidiary Flamel US Holdings, Inc., or Flamel US, all of the membership interests of Éclat Pharmaceuticals, LLC (see note 2 Business combinations). In exchange for all of the issued and outstanding membership interests of Éclat Pharmaceuticals, Flamel US provided consideration consisting of:

•	a $12 million senior, secured six-year note that is guaranteed by the Company and its subsidiaries and secured by the equity interests and assets of Éclat;
•	two warrants to purchase a total of 3,300,000 American Depositary Shares, each representing one ordinary share of Flamel (“ADSs”); and
•	a commitment to make earn out payments of 20% of any gross profit generated by certain Éclat Pharmaceuticals launch products and to pay 100% of any gross profit generated by Hycet® up to a maximum of $1 million. The Purchase Agreement also contains certain representations and warranties, covenants, indemnification and other customary provisions.

As of December 31, 2012, the fair value of the note was estimated using a probability-weighted discounted cash flow model. This fair value measurement is based on significant inputs not observable in the market and thus represents a level 3 measurement as defined in ASC 820. The key assumptions are as follows: 20% discount rate, 63% probability of success. The note has no early redemption premium.

As of December 31, 2012, the fair value of the warrants was determined by using a Black-Scholes option pricing model with the following assumptions:

Share price	$3.03
Risk-free interest rate	0.77%
Dividend yield	-
Expected volatility	53.75%
Expected term	5.2 years

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to guidance of ASC 815-40-15-7(i), the Company determined that the Warrants issued in March 2012 as consideration for the acquisition of Éclat could not be considered as being indexed to the Company’s own stock, on the basis that the exercise price for the warrants is determined in U.S. dollars, although the functional currency of the Company is the Euro. The Company determined that these warrants should be accounted as a debt instrument.

As of December 31, 2012, the deferred consideration fair value was estimated by using a discounted cash flow model based on probability adjusted annual gross profit of each of the Éclat Pharmaceuticals products. A discount rate of 20% has been used, except for Hycet for which a discount rate of 13% has been retained.

Total future payments on long-term debt for the next five years ending December 31 (assuming the underlying projects are commercially or technically successful for governmental research loans) are as follows:

(In thousands of U.S. dollars)	December 31,

2013	3,351
2014	5,806
2015	14,505
2016	14,944
2017	8,255

17. Capital lease obligations:

The Company leases certain of its equipment under capital leases. Each lease contract generally has a term of four years with a purchase option. No specific restrictions or guarantee provisions are included in the arrangement.

Future payments on capital leases for the years ending December 31 are as follows:

(In thousands of U.S. dollars)	December 31,

2013	87
2014	87
2015	85
2016	13
Total	274
Less amounts representing interest	(18)
Future payments on capital leases	256
Less current portion	77
Long term portion	179

Interest paid in the years ended December 31, 2010, 2011 and 2012 was approximately $9,000, $20,000 and $14,000, respectively.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Earnings Per Share:

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	Year ended December 31,
(In thousands, except per share amounts)	2010	2011	2012

Numerator:

Net income (loss)	($8,975)	($8,774)	($3,228)

Denominator:
Weighted average shares outstanding used for basic earnings (loss) per share	24,411,158	24,668,579	25,135,416
Effect of dilutive securities:
Stock-options and warrants	-	-	-
Weighted average shares outstanding and dilutive securities used for diluted earnings (loss) per share	24,411,158	24,668,579	25,135,416

Basic earnings (loss) per share	($0.37)	($0.36)	($0.13)
Diluted earnings (loss) per share	($0.37)	($0.36)	($0.13)

For the years ended December 31, 2010, 2011 and 2012, the effects of dilutive securities were excluded from the calculation of earnings per share as a net loss was reported in these periods.

Options to purchase 6,576,240 shares of common stock at an average of €8.99 per share were outstanding during 2012, but were not included in the computation of diluted EPS because the exercise price was greater than the average market price of common shares. The options, which expire in December 2022, were still outstanding at the end of year 2012.

19. Shareholders’ Equity:

191. Preemptive subscription rights:

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

19.2. Dividends:

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception, as the result of an accumulated statutory deficit of approximately $161.1 million at December 31, 2012. Dividend distributions, if any, will be made in euros. The Company has no plans to distribute dividends in the foreseeable future.

19.3. Warrants:

The effects of applying the fair value method provided in accordance with ASC 718 are shown in Note 6.

On June 24, 2009 the Company authorized the Directors of the Company, to subscribe to 250,000 warrants for a subscription price of €0.74 per warrant ($1.03). Each warrant is exercisable to purchase one Share at a price of €4.50 ($6.29). These warrants are issued for a four-year period and will vest over one year from the date of issuance. These warrants were subscribed in July 2009.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

On March 13, 2012, in connection with the acquisition of Éclat Pharmaceutical, Flamel issued to Breaking Stick LLC (formerly Éclat Holdings LLC), two six-year warrants to purchase an aggregate of 3,300,000 ADSs, each representing one ordinary share, of Flamel. One warrant is exercisable for 2,200,000 ADSs at an exercise price of $7.44 per ADS, and the other warrant is exercisable for 1,100,000 ADSs at an exercise price of $11.00 per ADS. Pursuant to the guidance of ASC 815-40-15-7 the Company determined that the warrants should be accounted for as a liability (see note 16 Long Term Debt).

On exercise of warrants by beneficiaries, the Company issues new shares.

19.4. Stock options:

The Company issued stock options under plans approved by shareholders in 1990, 1993, 1996, 2000, 2001, 2003, 2004, 2005, 2007, 2010 and 2012. The option terms provide for exercise within a maximum 10-year term as from the date of grant. Generally, each option vests no more than four years from the date of grant.

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

In December 2007, the French parliament adopted a law that requires French companies to pay an additional social security contribution of 10% for each option granted, based on either the fair value of the option or 25% of share price at date of grant. This is applicable on all options granted since October 16, 2007. In December 2010, the French parliament introduced a contribution rate of 14% depending on the value of the grant. In July 2012 this r ate was increased to 30%.

On exercise of stock options by beneficiaries, the Company issues new shares.

19.5. Free Share Awards

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

On June 22, 2012, the shareholders of the Company authorized the issuance of 200,000 new shares that the Board of Directors was authorized to award and issue free of charge to officers and employees of the Company as compensation for services rendered. Under the terms of the awards the shares are definitively owned by the beneficiaries two years following their allocation and the Company issues new shares. The beneficiaries are required to retain the shares for two additional years.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In December 2007, the French parliament adopted a law that requires French companies to pay an additional social contribution of 10% for each share granted, based on the share price at date of grant. In December 2010, the French parliament introduced a contribution rate of 14% depending of the value of the grant. In July 2012 the contribution rate was raised to 30%.

On April 3, 2008 the Company granted 40,000 free share awards to officers. On April 3, 2010 the Company issued 40,000 new shares related to this grant.

On December 10, 2008 the Company granted 210,000 free share awards to officers and employees. On December 10, 2010 the Company issued 200,050 new shares related to this grant. On December 10, 2012 the Company issued 5,000 new shares related to this grant.

On February 1, 2009 the Company granted 25,000 free shares to officers. As of December 31, 2011 these shares were cancelled.

On December 11, 2009 the Company granted 295,000 free share awards to officers and employees. On December 11, 2011 the Company issued 267,400 new shares related to this grant.

On December 6, 2010 the Company granted 230,000 free shares awards to officers and employees. On December 6, 2012 the Company issued 208,150 new shares related to this grant.

On December 7, 2011 the Company granted 200,000 free shares to officers and employees. On December 31, 2012 the Company issued 45,000 new shares related to this grant.

On December 10, 2012 the Company granted 189,700 free shares to officers and employees.

19.6. Accumulated other comprehensive income:

The components of accumulated other comprehensive income is as follows:

	December 31,
(In thousands of U.S. dollars)	2011	2012

Foreign currency translation	10,057	10,253

Total	10,057	10,253

20. Income taxes:

Income (loss) before income taxes comprises the following:

	Year ended December 31,
(in thousands of U.S. dollars)	2010	2011	2012

France	(8,766)	(8,582)	(14,216)
United States	-	-	6,286
Total	$(8,766)	$(8,582)	$(7,930)

A reconciliation of income tax benefit (provision) computed at the French statutory rate (33.33%) and the US statutory rate (40%) to the income tax benefit is as follows:

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year ended December 31,
(in thousands of U.S. dollars)	2010	2011	2012

Income tax benefit (provision) computed at the statutory rate (US & France)	2,922	2,860	2,224
Deferred Tax Allowance	(2,922)	(2,860)	(4,738)
Business Tax	(209)	(192)	(56)
Non Taxable remeasurement of fair value accounting	-	-	7,303
Temporary differences	-	-	(31)
Total	$(209)	$(192)	$4,702

License fees, milestone and royalties payments may be subject to a withholding tax depending on the tax rules of the country in which the licensee is located. In December 2009, with effect from January 1, 2010 the French authorities abolished the previous business tax and introduced the "Contribution Economique Territoriale" comprised of two components. One of these components is based upon a measure of income and therefore results in income tax accounting. For the year ended December 31, 2010, 2011 and December 31, 2012 the amount of this component was $209,000, $192,000 and $56,000 respectively.

Significant components of the Company's deferred taxes consist of the following:

	December 31,
(In thousands of U.S. dollars)	2011	2012

Deferred income tax assets:
Net taxable operating loss carry-forwards (not utilized)	53,230	65,657
Other deferred income tax assets	4,133	3,656
Valuation allowance for french activities	(57,105)	(64,356)
Net deferred income tax assets	258	4,957
Deferred income tax liabilities	(258)	(19,086)
Deferred income taxes, net	-	(14,130)

The Company has provided valuation allowances covering 100% of net deferred tax assets generated from its activities in France due to the Company's history of losses.

As of December 31, 2012, the Company had $184,716,000 in French net operating losses carry-forwards which have no expiration date, but for which annual utilization is limited to €1,000,000 plus 50% of any taxable income in excess of this threshold and $9,800,000 in US net operating losses carry-forwards which expire from 2030 to 2032, for which utilization of pre-acquisition tax losses of $4,9000,000 million is limited to $1,800,000 per year.

The increase in available net operating losses carry-forwards in 2012 is due to a tax loss $26,369,000 and the addition of pre-acquisition tax losses on acquisition of Éclat totaling $4,647,000. The French government provides tax credits to companies for spending on innovative research and development. These credits are recorded as an offset of research and development expenses (see note 5) and are credited against income taxes payable in each of the four years after being incurred or, if not so utilized, are recoverable in cash. As of December 31, 2012, Flamel had total research tax credits receivable of $20,357,000. In 2011, the Company obtained an advance from OSEO, a governmental agency supporting innovation, secured against the Research tax credit generated in fiscal year 2010. The Company renewed this financing operation in 2012 secured against the research tax credit generated for fiscal year 2011 (see Note 13.1). Generally, if these credits are not applied against future income taxes, they will be received as cash payments in the fourth year after the credit is earned.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The scheduled payments are shown in the following table

(In thousands of U.S. dollars)	December 31,
2013	6,632
Total current portion	6,632
2014	7,450
2015	6,275
Total long term portion	13,725
Total	20,357

21. Employee Retirement plans:

In accordance with French law, post-retirement benefits for most of the Company’s employees are sponsored by the relevant government agencies in France. The Company’s liability with respect to these plans is generally limited to specific monthly payroll deductions. Consequently, there is no additional liability in connection with these plans. Expenses recognized for these plans were $1,372,000 in 2012, $1,432,000 in 2011 and $1,498,000 in 2010.

French law requires the Company to provide for the payment of a lump sum retirement indemnity to French employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. The Company’s benefit obligation was $2,819,000, $2,106,000 and $1,881,000 as of December 31, 2012, 2011 and 2010, respectively. Any actuarial gains or losses are recognized in the period when they occur.

In 2008 and 2010, the French Government reinforced legislation regarding an employer’s ability to make employees retire and the final age for retirement. As such the retirement indemnity has been calculated on the assumption of voluntary retirement and the impact on the benefit obligation was recognized as an actuarial loss.

The benefit obligation is calculated as the present value of estimated future benefits to be paid, using the following assumptions:

	2010	2011	2012
Average increase of salaries	3%	3%	3%
Discounted interest rate	4.75%	4.5%	3%
Turn over	actuarial standard and average of the last 5 years	actuarial standard and average of the last 5 years	actuarial standard and average of the last 5 years
Age of retirement	60 to 65 years	60 to 65 years	60 to 65 years
	actuarial standard based on age and professional status	actuarial standard based on age and professional status	actuarial standard based on age and professional status

Changes in the funded status of the benefit plans were as follows:

	December 31,
In thousands of U.S. dollars	2011	2012

Benefit obligations at beginning of year	1,880	2,106
Service cost	166	162
Interest cost	93	91
Plan amendments	-	-
Benefits paids	(10)	(267)
Actuarial loss (gain)	58	723
Exchange rate changes	(81)	4
Benefit obligations at end of year	2,106	2,819

The Company does not have a funded benefit plan and the lump sum retirement indemnity is accrued on the balance sheet as a liability.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The future expected benefits to be paid over the next five years and for the five years thereafter is as follows:

Future expected payment of benefits:	Year Ending:
In thousands of U.S. dollars
	12/31/2013	-
	12/31/2014	60,711
	12/31/2015	202,173
	12/31/2016	234,059
	12/31/2017	-
	Next 5 Years	530,305

In the United States, the Company sponsors a defined contribution retirement plan for certain employees located in the United States. The contribution is the lesser of 25% of an employee’s wages or $49,000 in 2011 and 2012. The Company made and accrued contributions of approximately $140,000 in 2012, $55,000 in 2011 and $72,000 in 2010.

22. Fair value of financial instruments:

At December 31, 2011 and 2012, the carrying values of financial instruments such as cash and cash equivalents, trade receivables and payables, other receivables and accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments.

As noted in Note 8, the company calculates fair value for its marketable securities based on quoted market prices for identical assets and liabilities which represents Level 1 of ASC 820-10 fair value hierarchy.

At December 31, 2011 and 2012 the fair value of long-term debt and long term receivables was comparable with their carrying values.

The following table presents information about the Company securities based on quoted market prices for identical assets and liabilities for 2012 and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value.

(in thousands)		Fair Value Measured and Recorded Using			Operational	Financial Gain
	Net Carrying Value as of December 31, 2012	Level 1	Level 2	Level 3	Gain (losses) recognized in earnings	(losses) recognized in earnings	Total
Assets
Cash and cash equivalent	2,742	2,742	-	-	-	-	-
Marketable securities	6,413	6,413	-	-	-	-	-

Liabilities
Acquisition liability contingent consideration (a)	24,063	-	-	24,063	14,009	(4,834)	9,175
Acquisition liability note (b)	5,713	-	-	5,713	794	(880)	(86)
Acquisition liability warrant consideration (c)	2,157	-	-	2,157	9,070	838	9,908

The fair value of the financial instruments in connection with the acquisition of Éclat (see note 2 Business Combinations) are estimated as follows:

(a) Acquisition liability deferred consideration: the fair value is estimated using a discounted cash flow model based on probability adjusted projected annual gross profit of each of the products which formed the project portfolio at the time of acquisition of Éclat Pharmaceuticals (Note 16 Long Term Debt).

The fair value of the deferred consideration will change over time in accordance with the changes in market conditions and thus business plan projections as the relate to market size, market share, product pricing, competitive landscape, gross profit margins expected for each of the products.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(b) Acquisition liability Note: the Company uses a probability-weighted discounted cash flow model (see note 16 Long Term Debt).

(c) Acquisition liability warrant consideration: the Company uses a Black-Scholes option pricing model. The fair value of the warrant consideration will change over time depending on the volatility and share price at balance sheet date (see note 16 Long Term Debt).

23. Commitments and Contingencies:

23.1. Capital leases

The Company currently has commitments regarding capital leases as described in Note 16.

23.2. Operating leases

The Company leases its facilities and certain equipment under non-cancelable operating leases, which expire through 2017. Future minimum lease payments under operating leases due for the fiscal years ending December 31, 2012 are as follows:

(In thousands of U.S. dollars)	December 31,
2013	991
2014	502
2015	300
2016	23
2017	17
TOTAL	1,833

Rental expense for the years ended December 31, 2010, 2011 and 2012 was approximately $1,470,000, $1,124,000 and $1,081,000 respectively.

23.3. Litigation

While we may be engaged in various claims and legal proceedings in the ordinary course of business, we are not involved (whether as a defendant or otherwise) in and we have no knowledge of any threat of, any litigation, arbitration or administrative or other proceeding that management believes will have a material adverse effect on our consolidated financial position or results of operations.

On November 9, 2007 a putative class action was filed in the United States District Court for the Southern District of New York against the Company and certain of its current and former officers entitled Billhofer v. Flamel Technologies, et al. By Order dated March 8, 2013, the Court granted the Company’s motion to dismiss and the action was dismissed with prejudice and costs. The complaint purported to allege claims arising under the Securities Exchange Act of 1934 based on certain public statements by the Company concerning, among other things, a clinical trial involving Coreg CR and sought the award of damages in an unspecified amount. By Order dated February 11, 2008, the Court appointed a lead plaintiff and lead counsel in the action. On March 27, 2008, the lead plaintiff filed an amended complaint that continued to name the Company and two previously named officers as defendants and asserted the same claims based on the same events as alleged in the initial complaint. On May 12, 2008, the Company filed a motion to dismiss the action, which the Court denied by Order dated October 1, 2009.  On April 29, 2010, the lead plaintiff moved to withdraw and substitute another individual as lead plaintiff and to amend the Case Management Order.  On June 22, 2010, the lead plaintiff voluntarily agreed to dismiss the action against one of the previously named officers. On September 20, 2010, the Court granted the lead plaintiff’s withdraw and substitution motion and the parties proceeded to engage in fact discovery. On March 6, 2012, the Court issued its opinion granting the lead plaintiff’s motion for class certification, which was originally filed in October 2010 and opposed by the Company. On July 30, 2012, the Court issued an opinion denying the lead plaintiff’s motion, filed on December 15, 2011, to further amend his complaint, which motion sought to substantially revise plaintiff’s asserted basis for contending that the defendants should be found liable for the statements at issue.  In its opinion, the Court held that the proposed amended complaint failed to properly plead a viable claim.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In May 2011, we announced the filing of a lawsuit in the U.S. District Court for the District of Columbia against Lupin for infringement of our US Patent No. 6,022,562, which is held by the Company and associated with Coreg CR. The lawsuit was dismissed in favor of a lawsuit involving the same parties for infringement of the same patent that was lodged in the U.S. District Court for the District of Maryland in May 2011. GSK is a third party defendant in the Maryland lawsuit. The lawsuit is based on the Abbreviated New Drug Application (ANDA) filed by Lupin seeking permission to manufacture and market a generic version of Coreg CR before the expiration of the patent. In August 2012, the Company concluded a settlement agreement with Lupin and the parties filed a joint stipulation of dismissal on September 11, 2012.

In September 2011, Flamel filed a lawsuit in the U.S. District Court for the District of Maryland against Anchen Pharmaceuticals, Inc., for infringement of the same patent. The lawsuit is based on the ANDA filed by Anchen seeking permission to manufacture and market a generic version of Coreg CR before the expiration of the patent. In May 2012, the Company concluded an agreement whereby Anchen agrees to pay the sum of $400,000 in settlement of the claim.

24. Industry and geographic information:

The Company operates in one segment, the development and commercialization of pharmaceutical products, including controlled-release therapeutic products based on its proprietary polymer based technology.

Revenues from GSK represented 46% of total revenues in 2010, 67% in 2011 and 63% in 2012.

Operations outside of France consist principally of the operations of Éclat pharmaceuticals acquired in March 2012 which had sales amounting to $560,000 in 2012.

Revenues by geographic location of customers are as follows:

(in thousands of U.S. dollars)	As of December 31,
	2010	2011	2012
Revenues
United Kingdom & Ireland	16,641	17,619	15,967
USA	3,929	3,694	3,890
France	2,425	1,763	2,930
Europe	14,098	9,524	3,313
Total Revenues	37,094	32,600	26,100

The following is a summary of long-lived assets by geographic location:

(in thousands of U.S. dollars)	As of December 31,
	2011	2012

Long-lived assets:
USA	$5	$60,260
France	$31,600	$31,966
Total long-lived assets	$31,605	$92,226

25. Related Party Transactions

In March 2012, we acquired, through our wholly owned subsidiary Flamel US Holdings, all of the membership interests of Éclat from Éclat Holdings, an affiliate of Flamel’s largest shareholder Deerfield Capital L.P., see “note 2 - Business Combinations”. Upon closing of the acquisition, Mr. Anderson, the Chief Executive Officer of Éclat, was appointed Chief Executive Officer of Flamel. Mr. Anderson retains a minority interest in Éclat Holdings, (now renamed Breaking Stick Holdings, LLC), and does not have the ability to control this entity by virtue of his minority interest.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. Post Balance Sheet Events

On February 7, 2013 the Company announced the conclusion of a global $15 million financing arrangement with Deerfield Management, a current shareholder. Funds were received on February 4, 2013. Subject to certain limitations, the Company may use the funds for working capital, including continued investment in its research and development projects.

Consideration received was as follows:

•	$12.4 million for a Facility agreement of a nominal value of $15 million, including a premium on reimbursement of $2.6 million. The principal amount of the Loan must be repaid over four years as follows: 10% on July 1, 2014, and 20%, 30% and 40% on the second, third, and fourth anniversary, respectively, of the original disbursement date of the Loan. Notwithstanding the foregoing, the entire principal amount of the Loan may be repaid in whole or in part on any interest payment date occurring after December 31, 2013. Interest will accrue at 12.5% per annum to be paid quarterly in arrears, commencing on April 1, 2013, and on the first business day of each July, October, January and April thereafter.
•	$2.6 million for a Royalty agreement whereby, the Company’s wholly owned subsidiary Éclat subject to required regulatory approvals and launch of product, is to pay a 1.75% Royalty of the net sales of certain products sold by Éclat and any of its affiliates until December 31, 2024.

The above commitments are secured by a Security Agreement on the intellectual property and regulatory rights related to certain ‘Éclat’ Products, and will be secured by Pledge agreements on certain receivables and certain physical assets owned by the Company

INCORPORATION BY REFERENCE

As provided by in the Company’s Registration Statement on Form F-3, as filed with the Securities and Exchanges Commission on September 18, 2012, this report is being incorporated by reference into such registration statement.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FLAMEL TECHNOLOGIES S.A.
(Registrant)

/s/ Michael S. Anderson

Michael S. Anderson
Chief Executive Officer

Date: April 30, 2013

EXHIBIT INDEX

Exhibit Number	Description

1.1	Revised Statuts or bylaws of the Company (Filed herewith)
2.1	Deposit Agreement among Flamel, The Bank of New York, as Depositary, and holders from time to time of American Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt) (1)
4.1*	Note Agreement among Flamel Technologies S.A., Flamel US Holdings, Inc. and Éclat Holdings, LLC, dated March 13, 2012 (2)
4.2	Guaranty of Note made by Flamel Technologies S.A. in favor of Éclat Holdings, LLC, dated March 13, 2012 (2)
4.3	Warrant to purchase 2,200,000 American Depositary Shares, each representing one Ordinary Share of Flamel Technologies S.A. (2)
4.4	Warrant to purchase 1,100,000 American Depositary Shares, each representing one Ordinary Share of Flamel Technologies S.A. (2)
4.5	Registration Rights Agreement between Flamel Technologies S.A. and Éclat Holdings, LLC, dated March 13, 2012 (2)
4.6	Registration Statement on form F-3 filed on September 18, 2012 (4)
4.7	Facility Agreement among Flamel US Holdings, Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P dated December 31, 2012 (Filed herewith)
4.8*	Royalty Agreement among Eclat Pharmaceuticals LLC, Horizon Santé FLML, Sarl and Deerfield Private Design Fund II, L.P dated December 31, 2012 (Filed herewith)
4.9*	Security Agreement between Éclat Pharamaceuticals, LLC and Deerfield Private Design Fund II, L.P. and Horizon Santé FLML, Sarl, dated February 4, 2013 (Filed herewith)
8.1	List of Subsidiaries (Filed herewith)
11.1	Code of Ethics for CEO (Directeur Général), Delegated Managing Directors (Directeurs Généraux Délégués) and Senior Financial Officers (3)
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith)
13.1	Certification of the Chief Executive Officer pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Furnished herewith)
13.2	Certification of the Principal Financial Officer pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Furnished herewith)
23.1	Consent of PricewaterhouseCoopers Audit (Filed herewith).

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

(2) Incorporated by reference to the Company’s Current Report on Form 6-K, filed March 21, 2012.

(3) Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on April 26, 2004.

(4) Incorporated by reference to the Company’s registration statement on Form F-3, filed September 18, 2012 (No. 333-183961).

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