Form 20-F
period 2013-12-31
FLAMEL TECHNOLOGIES SA
filed 2014-04-30
CIK 1012477

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

25,612,550 Ordinary Shares, nominal value 0.122 Euros per Ordinary Share

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

Yes           ☐           No ☒

i

As used herein, references to the Company, “we,” ‘us,” “our,” the Registrant and Flamel refer to Flamel Technologies S.A. and its subsidiaries on a consolidated basis, unless the context indicates otherwise. References to Shares herein refer to (i) the Ordinary Shares of Flamel, nominal value 0.122 Euros per Ordinary Share (the “Ordinary Shares”) and (ii) Flamel’s American Depositary Shares, each of which represents one Ordinary Share (“ADSs”). The ADSs are evidenced by American Depositary Receipts (“ADRs”). Ordinary Shares and ADSs are referred to herein as “Shares.”

The following product or drug delivery platforms designations are trademarks of the Company: Flamel Technologies®, Bloxiverz™, Micropump®, LiquiTime®, Trigger Lock™, Medusa™, DeliVax®, and Vazculep™.

Flamel publishes its financial statements in U.S. dollars. In this annual report, references to “dollars” or “$” are to U.S. dollars and references to “Euros” or “EUR” or “€” are to the currency of the European Union as used in the Republic of France. Except as otherwise stated herein, all monetary amounts in this annual report have been presented in dollars. Solely for the convenience of the reader, this annual report contains translations of certain Euro amounts into dollars at specified rates. See “Item 3. Key Information - Exchange Rates” for information regarding the rates of exchange between the Euro and the dollar in each of the previous five years.

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. The words “will,” “may,” “believe,” “expect,” “anticipate,” “estimate,” ”project” and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations. Factors that could cause actual results to differ from expectations include, among others, those specified in “Risk Factors” beginning on page 2, including:

•	we depend on a small number of customers for the majority of our revenues related to our drug delivery platforms and drug products (e.g. Coreg CR® microparticles and Éclat products), and the loss of any one of these customers could reduce our revenues significantly.

•	our focus on (i) the development and licensing of versatile, proprietary drug delivery platforms, (ii) the development of novel, high-value products based on our drug delivery platforms and (iii) as a result of our acquisition of Éclat Pharmaceuticals, LLC, or Éclat, the development, approval, and commercialization of niche branded and generic pharmaceutical products in the U.S., rather than primarily on collaborative agreements with pharmaceutical and biotechnology companies, may not be successful.

•	our current revenues from our drug delivery business primarily depend on third party pharmaceutical and biotechnology companies successfully developing products that incorporate our drug delivery platforms.

•	we must invest substantial sums in research and development in order to remain competitive, and we may not fully recover these investments.

•	we currently depend upon a single site to manufacture some of our drug products and our drug delivery product, Coreg CR® microparticles, and any interruption of operations could have a material adverse effect on our business.

•	we depend upon a limited number of suppliers for certain raw materials used in our drug delivery technologies and for the manufacture of certain drug products in development, and any failure to deliver sufficient quantities of supplies of these raw materials or product could interrupt our production process and could have a material adverse effect on our business.

•	if our competitors develop and market technologies or products that are more effective or safer than ours, or obtain regulatory approval and market such technologies or products before we do, our commercial opportunity will be diminished or eliminated.

•	we may fail to realize the anticipated benefits expected from the acquisition of Éclat and its portfolio of late-stage products pipeline products, and any new and complementary businesses, products and technologies we may acquire in the future.

•	if we cannot keep pace with the rapid technological change in our industry, we may lose business, and our drug delivery platforms and products could become obsolete or noncompetitive.

•	if we cannot adequately protect our drug delivery platforms and proprietary information, we may be unable to sustain a competitive advantage.

•	even if we and our partners obtain necessary regulatory approvals, our products and drug delivery platforms, or our partners’ products (incorporating our platforms) may not gain market acceptance.

•	our collaborative arrangements may give rise to disputes over commercial terms, contract interpretation and ownership of intellectual property and may adversely affect the commercial success of the products developed under those partnerships.

iii

•	third parties may claim, that our drug delivery platforms, or the products in which they are used, or our other products infringe on their rights and we may incur significant costs resolving these claims or may not be able to resolve.

•	if we or our third party collaborative partners are required to obtain licenses from third parties, our revenues and royalties on any commercialized products could be reduced.

•	if our third party collaborative partners face generic competition for their products, our revenues and royalties from such products may be adversely affected.

•	healthcare reform and restrictions on reimbursements may limit our financial returns.

•	fluctuations in foreign currency exchange rates and the impact of the European sovereign debt crisis may clause fluctuations in our financial results.

•	products that incorporate our drug delivery platforms and our late-stage development products acquired from Éclat and other products we may develop are subject to regulatory approval. If we or our pharmaceutical and biotechnology company partners do not obtain such approvals, or if such approvals are delayed, our revenues may be adversely affected.

•	commercial products are subject to continuing regulation, and we on our own, and in conjunction with our pharmaceutical and biotechnology companies partners, may be subject to adverse consequences if we or they fail to comply with applicable regulations.

•	we are subject to U.S. federal and state laws prohibiting “kickbacks” and false claims that, if violated, could subject us to substantial penalties, and any challenges to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, causing harm to our business.

•	regulatory reforms may adversely affect our ability to sell our products or technologies drug delivery platforms profitably.

•	we and companies to which we have licensed our drug delivery platforms and subcontractors we engage for services related to our inthe development of our products are subject to extensive regulation by the FDA and other regulatory authorities. Their failure to meet these regulatory requirements could adversely affect our business.

•	we may face product liability claims related to participation in clinical trials or the use or misuse of our products or third party products that incorporate our drug delivery platforms.

•	if we use hazardous biological and/or chemical materials in a manner that causes injury, we may be liable for significant damages.

Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. We undertake no obligation to update these forward-looking statements as a result of new information, future events or otherwise. You should not place undue reliance on these forward-looking statements. Statements in this annual report including those set forth above and in “Risk Factors” in this report, describe factors, among others, that could contribute to or cause such differences.

iv

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2. Offer Statistics and Expected Timetable

Not applicable.

ITEM 3. Key Information

Selected Financial Data

The selected consolidated financial data as of and for each of the five years ended December 31, 2013 are derived from the Consolidated Financial Statements of the Company, which have been prepared in accordance with U.S. GAAP and audited by an independent registered accounting firm with the Public Company Accounting Oversight Board (United States). The selected consolidated financial data of the Company set forth below are qualified by reference to, and should be read in conjunction with, “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements and the Notes related thereto appearing elsewhere in this annual report.

Statement of Operations Data[1]:

	2009	2010	2011	2012	2013
Revenues	42,118	37,094	32,600	26,101	22,443
Cost and Expenses	(53,871)	(46,934)	(42,183)	(34,464)	(72,476)
Income (Loss) from Operations	(11,753)	(9,840)	(9,583)	(8,363)	(50,033)
Interest and foreign exchange gain (loss), net	342	549	867	331	(4,635)
Other income	(28)	525	134	102	573
Income (loss) before income tax	(11,439)	(8,766)	(8,582)	(7,930)	(54,095)
Income tax benefit (expense)	-	(209)	(192)	4,702	11,170
Net income (loss)	(11,439)	(8,975)	(8,774)	(3,228)	(42,925)
Income (Loss) from Operations per ordinary share	$(0.49)	$(0.40)	$(0.39)	$(0.33)	(1.97)
Basic earnings (loss) per ordinary share.	$(0.47)	$(0.37)	$(0.36)	($0.13)	(1.69)
Diluted earnings (loss) per ordinary share	$(0.47)	$(0.37)	$(0.36)	($0.13)	(1.69)
Basic weighted average number of shares outstanding (in thousands).	24,225	24,411	24,669	25,135	25,449
Diluted weighted average number of shares outstanding (in thousands)	24,225	24,411	24,669	25,135	25,449
Dividends per share	-	-	-	-

[1]	in thousands of U.S. dollars, except share and per share data.

Balance Sheet Data[2]:

	2009	2010	2011	2012	2013
Cash, Cash equivalents & marketable securities	44,068	31,344	24,491	9,155	7,037
Working capital[3]	44,185	25,941	18,338	10,726	(6,972)
Total assets	94,296	74,614	69,402	117,311	116,252
Long term liabilities (excluding deferred revenues)	20,744	15,641	19,763	72,267	85,169
Shareholders’ equity	44,863	36,305	29,794	30,504	(9,512)

[2]	in thousands of U.S. dollars
[3]	working capital is calculated by subtracting current liabilities from current assets

Exchange Rates:

Flamel publishes its financial statements in U.S. dollars. The reporting currency of the Company and its wholly-owned subsidiaries is the U.S. dollar as permitted by the SEC for a foreign private issuer (S-X Rule 3-20(a)). All assets and liabilities in the balance sheets of the Company, whose functional currency is the Euro, except those of the U.S. subsidiary whose functional currency is the U.S. dollar, are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at year-end rates, (2) income statement accounts at weighted average exchange rates for the year, and (3) shareholders' equity accounts at historical rates. Corresponding translation gains or losses are recorded in shareholders' equity.

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

Year Ended December 31,
Euro to U.S. Dollar:	High	Low	Average Rate [1]
2013	1.3814	1.2768	1.3282
2012	1.3454	1.2089	1.2856
2011	1.4882	1.2889	1.3917
2010	1.4563	1.1942	1.3268
2009	1.512	1.2555	1.3933

Previous Six Months,
Euro to U.S. Dollar:	High	Low	Average Rate[1]
March 2014	1.3942	1.3732	1.3823
February 2014	1.3813	1.3495	1.3659
January 2014	1.3687	1.3516	1.3610
December 2013	1.3814	1.3536	1.3704
November 2013	1.3611	1.3365	1.3493
October 2013	1.3805	1.3493	1.3635

[1] Annual totals represent the average of the noon buying rates for Euros of each business day during the relevant period, according to the “Banque de France”. Monthly totals represent the average of the noon buying rates for Euros for each business day during the relevant month according to the “Banque de France”.

The exchange rate for the Euro against the U.S. dollar as of April 29, 2014, was $1.3826 to € 1.00. The Company makes no representation that Euro amounts have been, could have been or could be converted into dollars at any of the exchange rates referred to herein as of a given date.

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

We depend on a small number of customers for the majority of our revenues from our drug delivery platforms and drug products. Revenue from GlaxoSmithKline plc (GSK) in relation to Coreg CR® generated 66% of total revenues in 2013. With respect to the Éclat products, four customers, AmeriSource Bergen, Cardinal, McKesson and Morris & Dickson accounted for 95% of revenues from sales of these products in 2013. The termination of our relationship with any of these customers and our failure to broaden our customer base could cause our revenues to decrease significantly and result in losses from our operations. Further, we may be unable to negotiate favorable business terms with customers and partners that represent a significant portion of our revenues. If so, our revenues and gross profits, if any, may not grow as expected or may not grow at a rate sufficient to make us profitable.

Our focus on (i) the development and licensing of versatile, proprietary drug delivery platforms, (ii) the development of novel, high-value products based on our drug delivery platforms and (iii) as a result of our acquisition of Éclat Pharmaceuticals, LLC, or Éclat, the development, approval, and commercialization of niche branded and generic pharmaceutical products in the U.S., rather than primarily on collaborative agreements with pharmaceutical and biotechnology companies, may not be successful.

We have relied primarily over past years on our collaborative agreements and relationships with pharmaceutical and biotechnology companies as partners with respect to our drug delivery platforms and our strategic change in focus to the development of novel, high-value products based on our drug delivery platforms and, as a result of our acquisition of Éclat, the development, approval, and commercialization of niche branded and generic pharmaceutical products in the U.S. may not be successful in the near or long term and may negatively impact our business, financial condition, and results of operations, and further increase our research and development expenses.

Our current revenues from our drug delivery business primarily depend on third party pharmaceutical and biotechnology companies successfully developing products that incorporate our drug delivery platforms.

We market and sell our drug delivery platforms to third parties who incorporate our technologies into their products. We depend upon collaborative agreements with pharmaceutical and biotechnology companies to develop, test, obtain regulatory approval for and commercialize products that incorporate our drug delivery technologies. We currently have collaborative agreements or relationships with GSKand other pharmaceutical and biotechnology companies whose identities remain confidential.

The products that our partners successfully develop under these collaborative agreements will affect our revenues. We cannot control the timing or other aspects of the development or marketing by our partners of their products that incorporate our drug delivery platforms and may not be informed by our partners concerning the timing and other aspects of their development or marketing efforts. The failure of one or more of our partners to develop successful products that incorporate our drug delivery platforms or to perform as we expect under our agreements with them could have a material adverse effect on our drug delivery business, financial condition and results of operations. We face risks relating to our collaborative agreements, including risks that:

•	our collaborative agreements may not result in any new commercial products;

•	our pharmaceutical and biotechnology company partners may not successfully obtain regulatory approval in a timely manner, or at all, and may not market any commercial products;

•	the products developed under our collaborative agreements may not be successful commercially;

•	we cannot control the amount and timing of resources that our pharmaceutical and biotechnology company partners devote to the development or commercialization of products using our drug delivery platforms or to the marketing and distribution of those products;

•	we may not be able to meet the milestones established in current or future collaborative agreements;

•	we may not be able to successfully develop products based on current drug delivery platforms and/or new drug delivery platforms that would be attractive to develop new products with potential pharmaceutical or biotechnology company partners;

•	our collaborative partners may terminate their relationships with us; and

•	our collaborative partners may enter bankruptcy or otherwise dissolve.

Although products that incorporate our drug delivery platforms and late-stage development products acquired through our acquisition of Éclat may appear promising, in particular, at their early stages of development and in clinical trials, none of these potential platforms or products may reach the commercial market for a number of reasons.

Drug development is an inherently uncertain process with a high risk of failure at every stage of development. Successful research and development of pharmaceutical products is difficult, expensive and time consuming. Many product candidates fail to reach the market. We intend to continue to enhance our current technologies and pursue additional or complementary proprietary drug delivery platforms. Our success will depend on the development and the successful commercialization of products that can utilize our drug delivery platforms and development products from Éclat. If products incorporating our drug delivery platforms or our development products fail to reach the commercial market, our future revenues would be adversely affected.

Even if our products and current drug delivery platforms appear promising during various stages of development, there may not be successful commercial applications developed for them for a number of reasons, including:

•	the U.S. Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”), the competent authority of an EU Member State or an Institutional Review Board (“IRB”), or an Ethics Committee (EU equivalent to IRB), or our pharmaceutical or biotechnology partners may delay or halt applicable clinical trials;

•	we or our pharmaceutical or biotechnology partners may face slower than expected rate of patient recruitment and enrollment in clinical trials, or may devote insufficient funding to the clinical trials;

•	we or our current drug delivery platforms and drug products or our pharmaceutical and biotechnology company partners’ products may be found to be ineffective or cause harmful side effects, or may fail during any stage of pre-clinical testing or clinical trials;

•	we may not find additional pharmaceutical or biotechnology companies to adopt our technologies or, if partnered, the business strategy of our partners may change;

•	we or our pharmaceutical and biotechnology company partners may find certain products using our current drug delivery platforms cannot be manufactured on a commercial scale and, therefore, may not be economical to produce;

•	we or our partners may determine that managed care providers are unwilling or unable to reimburse patients at an economically attractive level for products under development; or

•	products that use our current drug delivery platforms and products in development acquired from Éclat could fail to obtain regulatory approval or, if approved, fail to achieve market acceptance, fail to be included within the pricing and reimbursement schemes of the U.S. or EU Member States, or be precluded from commercialization by proprietary rights of third parties.

We must invest substantial sums in research and development in order to remain competitive, and we may not fully recover these investments.

To be successful in the highly competitive pharmaceutical industry, we must commit substantial resources each year to research and development in order to develop technologies and new products. In 2013, we spent $26.7 million on research and development. Our ongoing investments in research and development for future products could result in higher costs without a proportionate increase, or any increase, in revenues. The research and development process is lengthy and carries a substantial risk of failure. If our research and development does not yield sufficient new technologies and products that achieve commercial success, our future operating results will be adversely affected.

We depend upon a single site to manufacture some of our drug products and our drug delivery products, Coreg CR® microparticles, and any interruption of operations could have a material adverse effect on our business.

All of our manufacturing for some of our drug products and our drug delivery products, Coreg CR® microparticles, currently takes place in our production facilities located in Pessac, France. A significant interruption of operations at this facility for any reason, such as fire, flood, labor disruptions or other manmade or natural disaster or a failure to obtain or maintain required regulatory approvals, could have a material adverse effect on our business, financial condition and results of operations. In case of a disruption, we may need to establish alternative manufacturing sources for our drug delivery products, and this would likely lead to substantial production delays as we build or locate replacement facilities and seek to satisfy necessary regulatory obligations, including undergoing a successful inspection by the FDA, EMA, the competent authorities of EU Member States or our clients and obtaining the required regulatory approvals with respect to our drug delivery products. If this occurs, we may be unable to demonstrate compliance with applicable regulatory requirements governing manufacturing and to satisfy contractual obligations related to our drug delivery products with our pharmaceutical or biotechnology partners in a timely manner.

We depend on a limited number of suppliers for certain raw materials used in our drug delivery platforms and for the manufacture of certain drug products in development, and any failure of such suppliers to deliver sufficient quantities of supplies of these raw materials or product could interrupt our production process and could have a material adverse effect on our business.

We purchase a number of raw materials used in our current drug delivery platforms and drug products in development from a limited number of suppliers, including a single supplier for certain key ingredients. These raw materials include excipients such as, microsphere starting materials (e.g. cellulose beads) and active ingredients, such as, neostigmine methylsulfate for the production of Bloxiverz™ and carvedilol phosphate used for the production of Coreg CR® microparticles and other drug substances. Specialized ingredients, such as polyglutamate are used in the production of our Medusa polymers. We use contract manufacturing organizations for the supply of our products in development and the manufacture of Bloxiverz™, currently takes place in a single third party manufacturing facility. We have contracts in place with these suppliers, which are reviewed based on future forecast requirements. We determine minimum inventory levels based on our goal of holding at least three months of future requirements in inventory. If the supplies of these materials were interrupted for any reason, our manufacturing and marketing of certain products could be delayed. These delays could be extensive and expensive, especially in situations where a substitution was not readily available or required variations of existing regulatory approvals and certifications or additional regulatory approval. For example, an alternative supplier may be required to pass an inspection by the FDA, EMA or the competent authorities of EU Member States for compliance with current Good Manufacturing Practices (“cGMP”) requirements before we may incorporate that supplier’s ingredients into our manufacturing. We expect to continue relying on our current suppliers for the foreseeable future, but failure to obtain adequate supplies in a timely manner could have a material adverse effect on our business, financial condition and results of operations.

We depend on key personnel to execute our business plan. If we cannot attract and retain key personnel, we may not be able to successfully implement our business plan.

Our success depends in large part upon our ability to attract and retain highly qualified personnel. During our operating history, we have assigned many key responsibilities within our Company to a relatively small number of individuals, each of whom has played key roles in executing various important components of our business. We do not maintain material key person life insurance for any of our key personnel. If we lose the services of Mr. Anderson, our Chief Executive Officer, we may have difficulty executing our business plan in the manner we currently anticipate. Further, because each of our key personnel is involved in numerous roles in various components of our business, the loss of any one or more of such individuals could have an adverse effect on our business.

If our competitors develop and market technologies or products that are safer or more effective than ours, or obtain regulatory approval and market such technologies or products before we do, our commercial opportunity will be diminished or eliminated.

Competition in the pharmaceutical and biotechnology industry is intense and is expected to increase. We compete with academic laboratories, research institutions, universities, joint ventures and other pharmaceutical and biotechnology companies, including other companies developing niche brand or generic specialty pharmaceutical products or drug delivery platforms. Some of these competitors may be also our business partners. Our drug delivery platforms all compete with technologies provided by several other companies (for details see “Item 4. Competition and Market Opportunities”). There could be new biological or chemical entities that are being developed that, if successful, could compete against the drug delivery platforms or products we are developing. Further, unless and until the FDA has removed the “unapproved marketed products”, the Éclat products may compete with products of companies such as, for Bloxiverz™, West-Ward Pharmaceutical Corp., APP (a division of Fresenius Kabi USA, LLC), American Regent Inc., and others. Additionally, the FDA could also approve generic versions of our marketed products. For any partnerships Flamel has with other companies, our collaborators could choose a competing drug delivery platform to use with their drugs instead of one of our drug delivery platforms.

Many of these competitors have substantially greater financial, technological, manufacturing, marketing, managerial and research and development resources and experience than we do Furthermore, acquisitions of competing drug delivery companies by large pharmaceutical companies could enhance our competitors’ resources. Accordingly, our competitors may succeed in developing competing technologies and products, obtaining regulatory approval and gaining market share for these products more rapidly than we do.

Additionally, New Biological or Chemical Entities (“NBEs” or “NCEs”) could be developed that, if successful, could compete against our technologies or products. Among the many experimental therapies being tested in the U.S. and in the EU, there may be some that we do not now know of that may compete with our drug delivery platforms or products in the future. These new biological or chemical products may be safer or may work better than our technologies-based products.

We may fail to realize the anticipated benefits expected from the acquisition of Éclat and its portfolio of late-stage products pipeline and any new and complementary businesses, products and technologies we may acquire in the future.

With the acquisition of Éclat, a new part of our business strategy is to obtain FDA approval and commercialize its portfolio of potential niche brand and generic specialty pharmaceutical products. We also are aiming to transition to a more vertically integrated business model that adds increased commercial capabilities in the U.S. to our existing drug delivery platforms. There can be no assurance that this strategy will be successful or that we will be able to successfully integrate and grow these two businesses, which could negatively impact our business and operating results.

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

Our success depends, in part, on our ability to obtain and enforce patents for our products, processes and drug delivery platforms and to preserve our trade secrets and other proprietary information. If we cannot do so, our competitors may exploit our innovations and deprive us of the ability to realize revenues and profits from our developments.

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

Third parties may claim, that our drug delivery platforms, or the products in which they are used, or our other products infringe on their rights, and we may incur significant costs resolving these claims.

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

Any claims that our products or drug delivery platforms infringe or may infringe proprietary rights of third parties, with or without merit, could be time-consuming, result in costly litigation or divert the efforts of our technical and management personnel, any of which could disrupt our relationships with our partners and could significantly harm our operating results.

The implementation of the Leahy-Smith America Invents Act of 2011 may adversely affect our business.

The Leahy-Smith America Invents Act of 2011 (“AIA”), which was signed into law on September 16, 2011, includes several provisions that may impact our business and patent protection in the United States. The AIA changes the current U.S. “first-to-invent” system to a system that awards a patent to the “first-inventor-to-file” for an application for a patentable invention. This change alters the pool of available materials that can be used to challenge patents in the U.S. and eliminates the ability to rely on prior research to lay claim to patent rights. Disputes will be resolved through new derivation proceedings and the AIA creates mechanisms to allow challenges to newly issued patents in reexamination proceedings. Although many of the changes bring U.S. law into closer harmony with EU and other national patent laws, the new bases and procedures may make it easier for competitors to challenge our patents, which could result in increased competition and have a material adverse effect on our business and results of operations. The changes may also make it harder to challenge third-party patents and place greater importance on being the first inventor to file a patent application on an invention. The AIA amendments to patent filing and litigation procedures in the U.S. may result in litigation being more complex and expensive and divert the efforts of our technical and management personnel.

Even if we and our partners obtain necessary regulatory approvals, our products and our drug delivery platforms or our partners’ products (incorporating our platforms) may not gain market acceptance.

Even if we and our pharmaceutical and biotechnology company partners obtain the necessary regulatory approval to market products or products that incorporate our platforms, such products, technologies and product candidates may not gain market acceptance among physicians, patients, healthcare payers and medical communities. The degree of market acceptance of any product, technology or product candidate will depend on a number of factors, including:

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

If any of our products or drug delivery platforms or our partners’ products fail to achieve market acceptance, our ability to generate revenue will be limited, which would have a material adverse effect on our business. In addition, even if we gain regulatory market acceptance, further delays due to, for example, the FDA not removing unapproved products from the market in a timely manner, may affect our ability to generate revenue quickly after market acceptance.

Our collaborative arrangements may give rise to disputes over commercial terms, contract interpretation and ownership of our intellectual property and may adversely affect the commercial success of the products developed under those partnerships.

While we are currently shifting our business model, our business currently remains dependent on our ability to work with customers and partners in collaborative relationships to develop products using our drug delivery platforms. While, we now have marketed products and products in late stage development that are not dependent on these collaborative relationships, most of our current revenues come from those partnerships. Therefore, as we have in the past, we are still exploring to enter into new collaborative arrangements, some of which are not evidenced by formal or executed definitive agreements, but rather by memoranda of understanding, material transfer agreements, options or feasibility agreements. If those collaborative relationships give rise to disputes regarding the relative rights, obligations and revenues of the parties, including the ownership of intellectual property and associated rights and obligations, such disputes may delay collaborative research, development or commercialization of potential products and may lead to lengthy and expensive litigation or arbitration. In some cases, the terms of our collaborative arrangements, particularly feasibility studies, may preclude us from disclosing the identity of the partners and/or of the products we are co-developing with them. The terms of collaborative arrangements may also limit or preclude us from fully developing other related products or specific applications of our drug delivery platforms used under such partnerships. Such arrangements generally include also termination provisions in the event either party decides that, for strategic or other reasons, it does not wish to pursue the partnership. Additionally, the partners under these arrangements may breach the terms of their respective agreements or fail to prevent infringement of the licensed patents by third parties. Moreover, negotiating collaborative arrangements often takes considerably longer to conclude than the parties initially anticipate, which could cause us to agree to less favorable agreement terms that delay or defer recovery of our development costs and reduce the funding available to support key programs or the development of our products and technologies.

We may be unable to enter into future collaborative arrangements on acceptable terms, which could also adversely affect our ability to develop and commercialize our current and potential future products. Further, even if we do enter into acceptable collaboration arrangements, it is possible that our collaborative partners may not choose to develop and commercialize products using our technologies or may not devote sufficient resources to the development and commercial sales of products using our technologies. Our collaborative arrangements may also limit or preclude us with respect to the development of our products or technologies that may compete with those of our collaborators, but may not necessarily restrict our collaborative partners from competing with us or restrict their ability to market or sell competitive products. Our current and any future collaborative partners may pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us or may terminate their relationships with us or otherwise decide not to proceed with development and commercialization of products containing our drug delivery platforms.

We enter into collaborative agreements with pharmaceutical and biotechnology companies to apply our drug delivery platforms to drugs developed by others. Ultimately, we receive license revenues and product development fees, as well as revenues from royalties and the sale of products incorporating our technology. The drugs to which our drug delivery platforms are applied are generally the property of, or controlled by, our pharmaceutical and biotechnology company partners. Those drugs may be the subject of patents or patent applications and other forms of protection owned by such companies or third parties. If those patents or other forms of protection expire, are challenged or become ineffective, sales of the drugs by such companies may be restricted or may cease and adversely affect our revenues.

If we or our third party collaborative partners are required to obtain licenses from third parties, our revenues and royalties on any commercialized products could be reduced.

The development of some of our drug delivery platforms-based products may require the use of raw materials (e.g. proprietary excipient), active ingredients or drugs (e.g. proprietary proteins), technologies/processes, etc. developed by third parties. The extent to which efforts by other researchers have resulted or will result in patents and the extent to which we or our collaborative partners are forced to obtain licenses from others, if available, on commercially reasonable terms is currently unknown. If we or our collaborative partners must obtain licenses from third parties, fees must be paid for such licenses, which could reduce the revenues and royalties we may receive on commercialized products that incorporate our drug delivery platforms.

If our third party collaborative partners face generic competition for their products, our revenues and royalties from such products may be adversely affected.

Some of our third party collaborative partners may utilize our drug delivery platforms in products with exclusive rights secured by patents or other means. These rights are limited in time and do not always provide effective protection for the developed products. If our collaborative partners are unable to protect the developed products’ exclusivity or patent rights, generic competition may erode their market share, undermine the profitability of their products and limit the royalties we could collect from product sales. The expiration of the Hatch Waxman exclusivity for Coreg CR in April 2010 opens Coreg CR to potential generic competition, which may negatively affect further milestone payments and the royalties we could collect in the future. Abbreviated New Drug Applications (ANDA) have been submitted to the FDA by Mutual Pharmaceuticals Co. (now Caraco Pharmaceutical Laboratories, Ltd.), Lupin Pharmaceuticals, Inc. and Impax Laboratories, Inc. requesting marketing approval of generic formulations of Coreg CR and by Anchen Pharmaceuticals, Inc. regarding only 40 mg dosage strength. Should the FDA grant approval to any of these applications, our royalty income from sales of Coreg CR and further milestone payments would be negatively affected. To date, we have generated (i) $23 million in milestone payments and (ii) $56.2 million in royalty revenue from Coreg CR, the sole product sold in the U.S. using our Micropump drug delivery platform.

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

The costs of compliance with these laws, including protecting electronically stored information from cyber-attacks, and potential liability associated with failure to do so could adversely affect our business, financial condition and results of operations. We are subject to various domestic and international privacy and security regulations, including but not limited to The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”). HIPAA mandates, among other things, the adoption of uniform standards for the electronic exchange of information in common healthcare transactions, as well as standards relating to the privacy and security of individually identifiable health information, which require the adoption of administrative, physical and technical safeguards to protect such information. In addition, many states have enacted comparable laws addressing the privacy and security of health information, some of which are more stringent than HIPAA.

Fluctuations in foreign currency exchange rates and the impact of the European sovereign debt crisis may cause fluctuations in our financial results.

For the year ended December 31, 2013, we derived 46% of our total revenues from transactions in U.S. dollars, but have 35% of our cash and cash equivalents, all of our marketable securities, and the majority of our expenses denominated in Euros. Our functional currency is the Euro and our reporting currency is the U.S. Dollar. As a result, both our actual and reported financial results could be significantly affected by fluctuations of the Euro relative to the U.S. dollar. We do not engage in substantial hedging activities with respect to the risk of exchange rate fluctuations, although we do, from time to time, purchase Euros against invoiced Dollar receivables.

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

Risks Relating to Regulatory and Legal Matters

Products that incorporate our drug delivery platforms and our late-stage development products acquired from Éclat and other products we may develop are subject to regulatory approval. If we or our pharmaceutical and biotechnology company partners do not obtain such approvals, or if such approvals are delayed, our revenues may be adversely affected.

Although products that incorporate our drug delivery platforms and late-stage development products acquired through our acquisition of Éclat, and other products we may develop may appear promising, in particular at their early stages of development and in clinical trials, none of these potential platforms or products may gain regulatory approval and reach the commercial market for any number of reasons.

In the U.S., federal state and local government agencies, primarily the FDA, regulate all pharmaceutical products, including existing products and those under development. We, or our pharmaceutical and biotechnology company partners, may experience significant delays in expected product releases while attempting to obtain regulatory approval for products incorporating our technologies. If we, or our partners, are not successful, our revenues and profitability may decline. We cannot control, and our pharmaceutical and biotechnology company partners cannot control, the timing of regulatory approval for any of these products, or if approval is obtained at all.

Applicants for FDA approval often must submit to the FDA extensive clinical and pre-clinical data, as well as, information about product manufacturing processes and facilities and other supporting information. Varying interpretations of the data obtained from pre-clinical and clinical testing could delay, limit or prevent regulatory approval of a drug product. The FDA also may require us, or our partners, to conduct additional pre-clinical studies or clinical trials. For instance, we do not anticipate the necessity to conduct individual toxicity and carcinogenicity tests for each product that we develop using the Medusa’s polymers developed and have been extensively studied previously. However, the FDA may require additional toxicology tests and clinical trials to confirm the safety and effectiveness of Medusa-based product candidates, which would impact development plans for product candidates. In addition, although Flamel has submitted a Drug Master File (“DMF”) for its lead Medusa polymer, the FDA may require additional information prior to the conduct of clinical trials or for commercialization of any product that uses our Medusa polymers and cross-references our DMF.

Similarly, although we anticipate submitting applications for approval for the development products acquired from Éclat that rely on existing data to demonstrate safety and effectiveness, FDA may determine that additional studies particular to our products are necessary. If FDA requires such additional data, it would impact development plans for those products.

Changes in FDA approval policy during the development period, or changes in regulatory review for each submitted new product application, also may delay an approval or result in rejection of an application. For instance, under the Food and Drug Administration Amendments Act of 2007 (“FDAAA”), we or our partners may be required to develop Risk Evaluations and Mitigation Strategies, or REMS, to ensure the safe use of their product candidates. If the FDA disagrees with our or our partners’ REMS proposals, it may be more difficult and costly for us, or our partners, to obtain regulatory approval for product candidates. Similarly, FDAAA provisions may make it more likely that the FDA will refer a marketing application for a new product to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. This review may add to the wait time for approval, and, although the FDA is not bound by the recommendation of an advisory committee, objections or concerns expressed by an advisory committee may cause the FDA to delay or deny approval.

The FDA has substantial discretion in the approval process and may disagree with our or our partners’ interpretations of data and information submitted in an application, which also could cause delays of an approval or rejection of an application. Even if the FDA approves a product, the approval may limit the uses or indications for which a product may be marketed, restrict distribution of the product or require further studies. With respect to the Éclat product Bloxiverz™, the FDA has required the Company to conduct post-marketing non-clinical, toxicity studies by December 2016.

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

Manufacturers of drugs, including the active pharmaceutical ingredients, also must comply with applicable cGMP requirements, both as a condition of approval and for continued authority to manufacture and distribute products. Our manufacturing facilities, and those of our pharmaceutical and biotechnology company partners, may be required to pass a pre-approval inspection by the FDA, the EMA, the competent authorities of EU Member States or our customers, and will be subject to periodic inspection after that, all intended to ensure compliance with cGMP. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures, and we and our pharmaceutical and biotechnology company partners will need to ensure that all of our processes, methods and equipment are compliant with cGMP. We will be obligated to expend time, money and effort in production, record keeping and quality control to assure that the product meets applicable specifications and other requirements. If we, our pharmaceutical and biotechnology company partners or suppliers of key ingredients cannot comply with these practices, the sale of our products or products developed by our partners that incorporate our technologies may be suspended. This would reduce our revenues and gross profits.

Commercial products are subject to continuing regulation, and we on our own, and in conjunction with our pharmaceutical and biotechnology companies partners, may be subject to adverse consequences if we or they fail to comply with applicable regulations.

We on our own and in conjunction with our pharmaceutical and biotechnology companies partners will be subject to extensive regulatory requirements for our and the co-developed products and product candidates that incorporate our drug delivery platforms, even if the products receive regulatory approval. These regulations are wide-ranging and govern, among other things:

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

Regulatory reforms may adversely affect our ability to sell our products or drug delivery platforms profitably.

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

It is possible, however, that such changes could have a significant impact on the path to approval of products incorporating our drug delivery platforms, our products or of competing products, and to our obligations and those of our pharmaceutical and biotechnology company partners.

We and companies to which we have licensed our drug delivery platform and subcontractors we engage for services related to the development of our products are subject to extensive regulation by the FDA and other regulatory authorities. Our and their failure to meet strict regulatory requirements could adversely affect our business.

We, and companies to which we license our technology, as well as, companies acting as subcontractors for our products are subject to extensive regulation by the FDA, other domestic regulatory authorities and equivalent foreign regulatory authorities, particularly the European Commission and the competent authorities of EU Member States. Those regulatory authorities may conduct periodic audits or inspections of the applicable facilities to monitor compliance with regulatory standards and we remain responsible for the compliance of our subcontractors. If the FDA or another regulatory authority finds failure to comply with applicable regulations, the authority may institute a wide variety of enforcement actions, including: warning letters or untitled letters; fines and civil penalties; delays in clearing or approving, or refusal to clear or approve, products; withdrawal, suspension or variation of approval of products; product recall or seizure; orders to the competent authorities of EU Member States to withdraw or vary national authorization; orders for physician notification or device repair, replacement or refund; interruption of production; operating restrictions; injunctions; and criminal prosecution. Any adverse action by a competent regulatory agency could lead to unanticipated expenditures to address or defend such action and may impair the ability to produce and market applicable products, which could significantly impact our revenues and royalties that we receive from our customers.

We may face product liability claims related to clinical trials we may sponsor or for which we provide investigational products or technologies or the use or misuse of our products or products that incorporate our drug delivery platforms.

The testing, including through clinical trials, manufacturing and marketing of our products or products that incorporate our drug delivery platforms may expose us to potential product liability and other claims resulting from their use. If any such claims against us are successful, we may be required to make significant compensation payments. Any indemnification that we have obtained, or may obtain, from contract research organizations or pharmaceutical and biotechnology companies or hospitals conducting human clinical trials on our behalf may not protect us from product liability claims or from the costs of related litigation. Insurance coverage is expensive and difficult to obtain, and we may be unable to obtain coverage in the future on acceptable terms, if at all. We currently maintain general liability insurance with a limit of €8 million and product liability and recall insurance with a limit of €10 million for products incorporating our drug delivery platforms, and coverage of $5 million for products marketed by Éclat. Although we believe the amounts to be commercially reasonable, we cannot be certain that the coverage limits of our insurance policies or those of our strategic partners will be adequate. If we are unable to obtain sufficient insurance at an acceptable cost, a product liability claim or recall could adversely affect our financial condition. Similarly, any indemnification we have obtained, or may obtain, from pharmaceutical and biotechnology companies with whom we are developing our drug delivery platforms may not protect us from product liability claims from the consumers of those products or from the costs of related litigation. If we are subject to a product liability claim, our product liability insurance may not reimburse us, or be sufficient to reimburse us, for any expenses or losses we may suffer. A successful product liability claim against us, if not covered by, or if in excess of, our product liability insurance, may require us to make significant compensation payments. These payments would be reflected as expenses on our statement of operations and reduce our earnings.

If we use hazardous biological and/or chemical materials in a manner that causes injury, we may be liable for significant damages.

Our research and development activities involve the controlled use of potentially harmful biological and/or chemical materials, and are subject to U.S., state, EU, national and local laws and regulations governing the use, storage, handling and disposal of those materials and specified waste products. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials, including fires and/or explosions, storage tank leaks and ruptures and discharges or releases of toxic or hazardous substances. These operating risks can cause personal injury, property damage and environmental contamination, and may result in the shutdown of affected facilities and the imposition of civil or criminal penalties. The occurrence of any of these events may significantly reduce the productivity and profitability of a particular manufacturing facility and adversely affect our operating results.

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

The trading price of our shares has been, and is likely to continue to be, highly volatile. The market value of an investment in our shares may fall sharply at any time due to this volatility. During the year ended December 31, 2013, the closing sale price of our ADSs as reported on the NASDAQ National Market ranged from $3.25 to $8.21. During the year ended December 31, 2012, the closing sale price of our ADSs as reported on the NASDAQ National Market ranged from $2.99 to $7.67. The market prices for securities of drug delivery, specialty pharma, biotechnology and pharmaceutical companies historically have been highly volatile. Factors that could adversely affect our share price include, among others:

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

Our primary commercial sales currently include only Coreg CR®. We have had no commercial sales to date of products incorporating our Medusa technology. Accordingly, we have only a limited history of commercial sales, which may make it difficult to evaluate our prospects. The difficulty in evaluating our prospects may cause volatile fluctuations in the market price of our shares as investors and holders react to information about our prospects. Since 1995, we have generated revenues from product development fees and licensing arrangements and royalties. Our business and prospects must be evaluated in light of the risks and uncertainties of a company with limited commercial sales of products and only two currently marketed products, Coreg CR® and Bloxiverz™).

If we are not profitable in the future, the value of our shares may fall.

We have a history of operating losses and have accumulated aggregate net loss from inception of approximately $236 million through December 31, 2013. If we are unable to earn a profit in future periods, the market price of our stock may fall. The costs for research and product development of our drug delivery platforms and general and administrative expenses have been the principal causes of our net losses in recent years. Our ability to operate profitably depends upon a number of factors, many of which are beyond our direct control. These factors include:

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

We may require additional financing to fund the development and possible acquisition of new drug products and delivery platforms and to increase our production capacity beyond what is currently anticipated. We may consume available resources more rapidly than currently anticipated, resulting in the need for additional funding. If we cannot obtain financing when needed, or obtain it on favorable terms, we may be required to curtail our plans to continue to develop drug delivery platforms. We also may elect to pursue additional financing at any time to more aggressively pursue development of new drug delivery platforms. Other factors that will affect future capital requirements and may require us to seek additional financing include:

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

We are subject to different corporate disclosure standards than U.S based companies that may limit the information available to holders of our ADSs.

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

On March 31, 2014, Deerfield Capital and certain of its affiliates beneficially owned approximately 11.3% of our outstanding shares (in the form of ADRs) and Broadfin Capital. and certain of its affiliates beneficially owned approximately 9.9% of our outstanding shares (in the form of ADRs). See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.” To the extent these shareholders continue to hold a large percentage of our share capital and voting rights, they will remain in a position to exert heightened influence in the election of the directors of the Company and in other corporate actions that require shareholder approval, including change of control transactions.

ITEM 4. Information on the Company

General Overview

Flamel Technologies SA, or Flamel, is a specialty pharmaceutical company with a long history of expertise in drug delivery, focusing on the development of safer and more efficacious formulations, tackling unmet medical needs in the process. The acquisition of Éclat Pharmaceuticals, LLC, or Éclat, on March 13, 2012 (for more details on the Éclat acquisition and its debt financing, see “Item 7. Major Shareholders and Related Party Transactions” and “Item 10. Additional Information – Material Contracts”) has created a more vertically integrated company, benefiting from greater development and commercial expertise, best in class drug delivery platforms and more near-term and mid-term potential value creating catalysts (for more details, see “Item 4. Lead Products” and “Item 4. Other Products Under Development”).

Corporate Information

The Company was incorporated as a Société Anonyme (or SA), a form of corporation under the laws of the Republic of France, in August 1990 as Flamel Technologies S.A. and its shares, represented by American Depositary Shares, began to be quoted on the NASDAQ National Market in 1996 and are now quoted on the NASDAQ Global Market. As per the Company’s by-laws, its legal existence expires in 2099, unless extended. Flamel’s principal place of business is located at Parc Club du Moulin à Vent, 33, avenue du Docteur Georges Lévy, 69693 Venissieux Cedex, France; phone number +33 472 78 34 34, fax number +33 472 78 34 35 and website www.flamel.com.

The Company currently has one direct wholly owned operating subsidiary: Flamel US Holdings, Inc., a Delaware corporation, created for the acquisition of Éclat in March 2012. Éclat Pharmaceuticals, LLC, a Delaware limited liability company, is a wholly owned subsidiary of Flamel US Holdings, Inc. Talec Pharma, LLC, a Delaware limited liability company, is a wholly owned subsidiary of Éclat Pharmaceuticals, LLC. A complete list of the Company’s subsidiaries can be found in Exhibit 8.1 to this Annual Report.

Our Business Model

As a result of our acquisition of Éclat, we have implemented an altered business model allowing Flamel to blend novel, high-value internally developed products with its leading drug delivery capabilities and to commercialize niche branded and generic pharmaceutical products in the U.S. and other countries as appropriate. Éclat, which has focused on pursuing FDA approvals through the 505(b)(2) regulatory pathway (see “Item 4. Patent Restoration and Exclusivity”), adds marketing and licensing knowledge of the commercial and regulatory process in the U.S and EU, which we believe will enhance the ability of the Company to identify potential product candidates for development, leverage new opportunities for the application of our drug delivery platforms, and to license and market products in the U.S and EU.

By adopting this revised strategy, the Company makes itself less dependent on the often changing strategies of its partners, in the future. Nevertheless, Flamel is still exploring development, supply and licensing opportunities for its drug delivery platforms with carefully selected third parties, but, unlike our historical operations, will not rely completely on those partnerships to create revenue and profit opportunities.

Since our acquisition of Éclat, the Company is now focusing not only on (i) the development and licensing of versatile, proprietary drug delivery platforms (Micropump® oral sustained release platform and its derivatives LiquiTime® and Trigger Lock™ and, the long acting injectable platform, Medusa™; see “Item 4. Flamel’s Drug Delivery Platforms Overview” for details) but also on (ii) the development of novel, high-value products based on those delivery platforms (for more details, see “Item 4. Other Products Under Development”), most of which are self-funded, and, (iii) the development, approval, and commercialization of niche branded and generic pharmaceutical products in the U.S. acquired from Éclat (for more details, see “Item 4. Lead Products” and “Item 4. Other Products Under Development”).

On October 18, 2012, Flamel received U.S. Food and Drug Administration (“FDA”) acceptance for its first New Drug Application (“NDA”) with a Prescription Drug User Fee Act (“PDUFA”) date of May 31, 2013. The product - later identified as Bloxiverz™ (Neostigmine Methylsulfate Injection for the reversal of effects of blocking agents after surgery) - was approved on May 31, 2013 and launched in the U.S. in July 2013 (for more details, see “Item 4. Lead Products”). Flamel believes that Bloxiverz™ could have a significant impact on the Company’s revenue generation and favorably impact its progression to profitability. This launch is an important milestone for our business and we believe it demonstrates the expanded capabilities of Flamel. This is the first of what we expect to be multiple new product successful development to come from our internal pipeline over the next few years.

Business Strengths and Strategies

The acquisition of Éclat provides the Company with additional competencies and business strengths. To complement the historical science-oriented strengths of Flamel as an innovator of drug delivery platforms, we now have enhanced our ability to pursue commercial opportunities and identify new product candidates (see “Item 4. Other Products Under Development”) and have gained a four products portfolio in various stages of development. The first product from the acquired Éclat’s portfolio, Bloxiverz™, was approved by the FDA, and is currently being marketed in the U.S. (see “Item 4. Lead Products”). The second product from the acquired Éclat’s portfolio was accepted for review NDA with a PDUFA date of April 28, 2014 (see “Item 4. Other Products Under Development”).

We anticipate this enhanced commercialization capability will allow us to retain a greater portion of the economic benefits associated with sales not only of those potentially three (3) additional “Unapproved to Approved” products developed using the Unapproved Marketed Drug (or UMD) strategy (see “Item 4. Other Products Under Development - Three (3) “Unapproved to Approved” Products using the Unapproved Marketed Drug (or UMD) Strategy”), but also, in some instances, of new products developed using our drug delivery platforms (see “Item 4. Other Products Under Development - Proprietary pipeline to deliver several regulatory filings (US and/or EU) through 2017”). We also benefit from the addition of a different perspective on the business (including, but not limited to, the regulatory and commercial environments in the U.S.) and products to be developed in the future.

Our versatile, proprietary drug delivery platforms (Micropump®, LiquiTime®, Trigger Lock™, Medusa™) allow us to select unique product development opportunities, representing “life cycle” opportunities for marketed chemical and biological drugs (via 505(b)(2) or ANDA regulatory paths), to the development of innovative formulations for NCEs or NBEs (via NDA regulatory path). Our drug delivery platforms allow us to generate competitive differentiated product profiles (e.g. improvement of pharmacokinetics, efficacy and/or safety). These product development opportunities offer the ability to grow market share and to protect market position, through patent protection and/or product differentiation in multiple marketplaces. Indeed, as part of our new business model, and the building-up of an internal product portfolio, several products formulated using our proprietary drug delivery platforms are currently under development at Flamel, in various stages of development and using a variety of registration pathways. These products will be marketed either by the Company and/or by partners via licensing/distribution agreements (see “Item 4. Other Products Under Development - Proprietary pipeline to deliver several regulatory filings (US and/or EU) through 2017”).

Altogether, the key elements of our strategy that enable us to build upon our strengths are:

•	to maximize the commercial potential of our “Unapproved to Approved” products acquired from Éclat;

•	to continue to build the efficacy and utility of Micropump®;

•	to identify and optimize time-to-market for our (not yet approved) drug delivery platforms, i.e. LiquiTime®, Trigger Lock™ and Medusa™.

•	to maximize the technical potential of our existing drug delivery platform for developing new and proprietary products with the appropriated development pathway (as identified above);

•	to develop and validate additional drug delivery platforms for unmet applications with our current platforms; and,

•	to leverage the capabilities of our existing (and additional, in the future) drug delivery platforms with pharmaceutical and biotechnology partners.

Developments in 2013 and early 2014

On May 7, 2013, we announced that the Company had filed a NDA for the second product from the portfolio of Éclat products acquired in March 2012 with the FDA in the first quarter. However, the Company received shortly thereafter a “refusal to file” letter from the FDA, citing the need to reformat parts of certain datasets in the application. The Company announced that it was working closely with the FDA to provide - in the requested format - the information requested for resubmission of this application as quickly as possible. This represented the second NDA filing after the first one accepted by the FDA for Bloxiverz™ in October 2012, which is Flamel’s first NDA approval (see “Item 4. Lead Products”).

On May 23, 2013, we announced that the Company had exercised its right to regain control of two drugs that use its Trigger Lock™ delivery platform that were formerly being developed in partnership with an undisclosed partner.

On June 3, 2013, we announced that the FDA had approved the Company’s NDA for Bloxiverz™, the first product from the portfolio of Éclat products acquired in March 2012 (see “Item 4. Lead Products”).

On June 6, 2013, we announced that the Company had entered into a multi-year development partnership agreement with an undisclosed, large international pharmaceutical company. The development work, which will be done in Flamel’s Pessac facility.

On July 1, 2013, we announced that the Company had resubmitted to FDA its second NDA the second undisclosed drug acquired from Éclat. As Flamel previously announced on May 7, 2013, this second NDA had been filed with the FDA in the first quarter of 2013 and the Company received a “refusal to file” letter from the FDA, citing the need to reformat parts of certain datasets in the application. The resubmission of the NDA is consistent with the Company’s planned timetable.

On July 29, 2013, we announced that launch of Bloxiverz™ (0.5 and 1.0 mg/mL strengths) had commenced.

On September 11, 2013, we announced that FDA had accepted for review the Company’s second new drug NDA the second product from the portfolio of Éclat products acquired in March 2012. Flamel has received a PDUFA date, the target date for the FDA to complete its review of the NDA, of April 28, 2014. For competitive reasons, the Company has decided not to identify the product at this time, but intends to provide additional information at a later date. Flamel anticipates the potential filing of two (2) additional NDAs from the Éclat pipeline in 2014.

On October 31, 2013, we announced that Company completed preclinical studies with its proprietary extended-release Medusa hGH XL product, a customized version of recombinant human growth hormone (rhGH) based upon Flamel’s proprietary Medusa platform. The study was conducted on hypophysectomized (“hypoX”) rats, e.g. animals that have had their pituitary glands removed. This animal model is relevant for assessing efficacy evaluation of the condition of growth hormone deficiency. Flamel’s study data provided significant evidence to move this proprietary drug forward into a human clinical trial in 2015 with once weekly dosing.

On December 4, 2013, we announced that Company had established a $15.0 million secured line of credit with Broadfin Capital, a current Flamel shareholder, to support our operations. The Company drew $5.0 million initially upon closing of the facility. The interest rate on any outstanding loan was 12.5% and the loan was required to be repaid on or before November 15, 2015. There was no cost for undrawn capital or any penalty or premium for early repayment. Broadfin Capital also received a royalty of less than 1.0% on net sales of Bloxiverz and the other products resulting from the R&D projects of the former Éclat until December 31, 2024, subject to required regulatory approvals and sales of these products. The outstanding loan was repaid in March 2014, using the net proceeds of ADSs sold by the Company described below; however, the royalty obligation remains in place.

On February 14, 2014, we announced the voting results of the resolutions with regards to the issuance of ADSs, presented at the Extraordinary General Meeting of the holders of its ordinary shares held on February 11, 2014. The resolutions related to the Company’s ability to raise additional capital, an initiative that has to be approved by shareholders. Approximately 96% of the outstanding ordinary shares were represented at the meeting and granted to the Board of Directors the authorization for carrying out the resulting capital increases. A description of each resolution presented at the meeting was previously provided as Exhibit 99.2 to Form 6-K filed by the Company on January 31, 2014.

On March 6, 2014, we announced we had offered to sell 10.8 million ADSs, representing Company’s ordinary shares, in an underwritten public offering. In connection with the offering, Company granted the underwriters a 30-day option to purchase up to an additional 15% (1.6 million) of the ADSs offered in the public offering to cover over-allotments, if any. The offering closed on March 12, 2014. The ADSs described were offered by Company pursuant to a shelf registration statement on Form F-3 previously filed with the SEC. The ADSs were sold at a price to the public of $9.75 per ADS. All of the ADSs in this offering are to be sold by Flamel. The underwriters subsequently exercised the over-allotment option in full. As a result we sold a total of 12.4 million ADSs (representing an equal number of our ordinary shares) for total net proceeds (after deducting commission) of approximately $113 million.

We used some of the net proceeds from the offering for the repayment of all outstanding amounts under the secured lines of credit previously provided by our shareholders Deerfield Capital L.P and Broadfin Capital LLC, as well as the notes issued in connection with our acquisition of Éclat. The Company intends to use the remaining net proceeds for the continued development of its product pipeline, including possible clinical trials, and general corporate purposes, including working capital.

On April 7, 2014, we announced that our proprietary Micropump® platform applied to sodium oxybate has achieved, in a First-in-Man (FIM) clinical study in healthy volunteers, the objective of one single dose before bedtime for patients suffering from narcolepsy, eliminating the need for a second dose. The current dosing regimen for the standard of care, Xyrem® (sodium oxybate), in the United States is two equal, divided doses: the first dose at bedtime and the second dose 2.5 to 4 hours later. The FIM clinical study was designed as a 16 subject four-way crossover evaluating three different formulations of Micropump® sodium oxybate and Xyrem at a nightly dose of 4.5g (two doses of 2.25g for Xyrem) with an extension phase at 6g for successful Micropump® formulations. The key data for the 14 evaluable subjects at 4.5g are: onset of action similar to Xyrem®, Cmax lower than Xyrem® and, mean blood concentration (μg/ml) at hours 7 and 8 similar to Xyrem®. For the extension phase of the study, two formulations were moved forward for dosing at 6g. Thirteen subjects were evaluable as one subject dropped out for a reason unrelated to drug. The profiles for both formulations were consistent with expectations. The current study will continue to treat subjects at higher doses. Given these results, the Company plans to begin a new clinical study before the end of 2014 in a larger number of subjects.

On April 29, 2014, the Company announced the receipt of a complete response letter (CRL) from the FDA for its second application from the Eclat Portfolio.

Lead Products

Bloxiverz™, Flamel’s first NDA approval from the portfolio of Éclat products acquired in March 2012. Bloxiverz’s NDA was filed in August 2012 and approved by the FDA on May 2013. The launch of Bloxiverz (10mL multiple dose vial at 0.5 and 1.0 mg/mL strengths) commenced in July 2013. Bloxiverz (Neostigmine Methylsulfate Injection) is a drug used intravenously in the operating room for the reversal of the effects of non-depolarizing neuromuscular blocking agents after surgery. Bloxiverz is the first and only FDA-approved version of neostigmine methylsulfate, even though other versions of neostigmine have been on the market as unapproved, grandfathered products under the Food, Drug and Cosmetic Act of 1938. Compared with the remaining unapproved marketed products, Bloxiverz has proven and approved safety, efficacy and quality. Today, neostigmine is the most common agent used for the reversal of the effects of other agents used for neuromuscular blocks. There are approximately 5 million vials sold annually in the U.S. The volume of sales of Bloxiverz is dependent upon, as per FDA guidance (see “Item 4. Other Products Under Development - Unapproved Marketed Drug (or UMD) Strategy”), the FDA removing all unapproved products from the market in a timely manner (typically one year post approval) and the Company enjoying a period of defacto exclusivity through the 505(b)(2) approval pathway (see “Item 4. Patent Restoration and Exclusivity”).

Coreg CR®, the lead product using our Micropump drug delivery platform. Coreg CR is an extended-release formulation (once-a-day) of Coreg (i.e. carvedilol phosphate), a non-selective antagonist of Beta 1, Beta 2 adrenergic receptors and a selective antagonist of Alpha 1 adrenergic receptors. Coreg and Coreg CR are the only beta blockers indicated for the treatment of moderate to severe heart failure and left ventricular dysfunction following myocardial infarction. Coreg CR has been developed in partnership with GlaxoSmithKline (or GSK; for more details, see “Item 4. Strategic Alliances”) and is approved, marketed and sold in the U.S since 2007. To date, we have generated (i) $23 million in milestone payments and (ii) $56.2 million in royalty revenue from Coreg CR. Flamel still is eligible to receive additional payments, which are not expected to be material, if certain milestones are achieved. In 2013, we recognized royalty revenue of $6.8 million. Since the Hatch-Waxman exclusivity period for Coreg CR ended on April 20, 2010, it is possible that Coreg CR may experience generic competition from one or more competitors following approval of an Abbreviated New Drug Application (ANDA), which may negatively affect the milestone payments and royalties we could collect in the future. We have submitted a Citizen’s Petition to the FDA requesting the FDA to require that any generic formulations of Coreg CR should meet the same requirements that the FDA required for the approval of Coreg CR, which is a higher standard than is otherwise required under the minimum bioequivalence regulations. In October 2010, the FDA granted our petition in part and denied it in part. In addition, US Patent 8,101,209 covering Coreg CR formulation has been granted in the US and listed in the FDA Orange Book by our partner GSK on February 23, 2012. To date, no generic formulation of Coreg CR has received tentative or final approval.

Other Products Under Development

Three “Unapproved to Approved” Products using the Unapproved Marketed Drug (or UMD) Strategy. We are pursuing the development and will seek FDA approval (NDA) of drugs that are currently marketed, as yet still “unapproved” products, but with well-established medical efficacy. This should create opportunities, which may offer significant economic returns, to have the only “branded” products in niche markets, enjoying a period of defacto exclusivity through the 505(b)(2) approval pathway. Indeed, many products are marketed in the U.S., but have never received FDA approval and are not covered by DESI (Drug Efficacy Study Implementation). This strategy has, however, a limited number of opportunities where a meaningful return on investment is possible. Through Éclat, Flamel has acquired three additional opportunities beyond Bloxiverz with expected launches in the U.S. by the end of 2015.

•	The Company’s second NDA has a PDUFA date, the target date for the FDA to complete its review of the NDA, of April 28, 2014. For competitive reasons, the Company has decided not to identify the product at this time, but intends to provide additional information at a later date.

•	Flamel anticipates the potential filing of two additional NDAs in 2014.

•	Those products will be marketed by Flamel’s subsidiary, Éclat Pharmaceuticals.

Proprietary pipeline to deliver several regulatory filings (US and/or EU) through 2017. Using the acquired marketing and commercial capability of Éclat, six new products development opportunities (i.e. four using Micropump® or LiquiTime® or Trigger Lock™, and two using Medusa™) have been selected for internal development. After setting differentiated targeted product profiles and establishing development plans, pharmaceutical development activities have been initiated.

•	Sodium oxybate, a Micropump®-based formulation for one single dose before bedtime for patients suffering from narcolepsy, eliminating the need for a second dose. Flamel’s results of its FIM clinical study in healthy volunteers, published in April 2014, demonstrated the elimination of the second nighttime dose. The elimination of the second dose for narcolepsy patients not only provides more convenience, but may improve the benefit sodium oxybate provides as there will be no disruption to nighttime sleep. The potential for additional benefits, including improved safety, will be studied. The current study will continue to treat subjects at higher doses. Given these results, the Company plans to begin a new clinical study before the end of 2014 in a larger number of subjects further evaluating its formulations as well as certain pharmacodynamic endpoints. This study is not expected to be a registration study. Flamel plans to meet with regulatory authorities prior to embarking upon registration studies which are expected to begin prior to the end of 2015.

•	hGH XL, a once-a week Medusa™-based injectable formulation of recombinant human growth hormone (rhGH). Flamel’s pharmacodynamics pre-clinical data, published in October 2013, provided significant evidence to move this proprietary drug forward into a human clinical trial in 2015.

•	We have several other products based on our proprietary drug delivery platforms at various stages of development, i.e. two LiquiTime®-based (for pain or respiratory indications), and one Trigger Lock™-based (for pain indication), and an additional Medusa™-based (for metabolic indication). For competitive reasons, the Company has decided not to identify those products for the time being, but intends to provide additional information upon the achievement of pre-clinical, clinical and regulatory milestones.

•	Those products will be marketed either by Flamel (and/or its subsidiary Éclat) and/or by partners via licensing/distribution agreements (e.g. after clinical proof of concept is achieved).

As part of the rationalization of the Company’s products pipeline initiated in 2012, considering the evolution of the Hepatitis (HCV but also HBV) market in developing countries towards IFN-alpha free treatments, we have discontinued the development of IFN-alpha XL (a once-a week Medusa-based formulation of recombinant human interferon alpha-2b IFN-alpha XL (long-acting interferon alpha-2b which has completed a Phase 2 trial in HCV patients; Study “ANRS HC23 COAT-IFN”). The Company believes the commercial opportunity to be very limited, even in emerging markets.

Products in development with partners. Although our business model has changed, we still have partnerships (e.g. feasibility study and/or license agreements) with pharmaceutical and biotechnology partners. These alliances involve both novel and already-marketed drugs. Flamel expects some of these co-developed products to reach the marketplace as a function of many factors. These include the promise of the drug itself (particularly with respect to NCEs/NBEs there is a high rate of attrition); the success of formulation development activities that we conduct for our partners; the evolving strategy and marketing focus of our partners; and the pharmaco-economics associated with the eventual product and the indication(s) for which it is being developed. In particular, among those partnerships, we are developing a Micropump®-based once-daily formulation of a drug that is currently being marketed by undisclosed specialty pharmaceutical company (for more details see “Item 4. Strategic Alliances”). Flamel intends to provide additional information on the development progress of these co-developed products once the Company has obtained clearance from the partners.

Proprietary and Partnered Product Pipeline. The status of Flamel’s proprietary and partnered product pipelines is detailed in the followings table:

Proprietary Product Pipeline
Development Strategy/Platform	Drug/Product	Indication	Stage	Sales Forces
UMD[1]	Neostigmine Methylsulfate Injection/Bloxiverz™	Anesthesia	Marketed in the U.S.	Flamel (via Éclat)
	Undisclosed (UD)[2]	UD	NDA under review by FDA (PDUFA date April 28, 2014)
	UD	UD	NDA filing expected in 2014
	UD	UD
Micropump®	Sodium oxybate	CNS (narcolepsy)	FIM clinical study completed (pivotal clinical study initiation could be expected in 2015)	To be determined[3]
LiquiTime®	UD	Pain	Proof of concept (pivotal clinical study initiation could be expected in 2015)
	UD	Respiratory
Trigger Lock™	UD	Pain
Medusa™	Recombinant human growth hormone/hGH XL	Short stature	Proof of concept (dose ranging clinical study initiation expected in 2015)
	UD	Metabolic	Pre-clinical(dose ranging clinical study initiation expected in 2014)

Partnered Product Pipeline
Micropump®	Coreg CR®	Cardiovascular	Marketed in the U.S.	GSK
Micropump®	UD	CNS	Dose ranging clinical study	Partner
Medusa™	UD	Cardiovascular	Proof of concept

[1]	Company’s “Unapproved to Approved” products using the Unapproved Marketed Drug (or UMD) strategy.
[2]	For competitive reasons, Flamel has decided not to identify those products for the time being, but intends to provide additional information upon the achievement of pre-clinical, clinical and regulatory milestones.
[3]	Those products will be marketed either by Flamel (and/or its subsidiary Éclat) and/or by partners via licensing/distribution agreements (e.g. after clinical proof of concept is achieved).

Competition and Market Opportunities

Competition

Competition in the pharmaceutical and biotechnology industry is intense and is expected to increase. We compete with academic laboratories, research institutions, universities, joint ventures, and other pharmaceutical and biotechnology companies, including other companies developing niche brand or generic specialty pharmaceutical products or drug delivery platforms. Some of these competitors may be also our business partners. There can be no assurance that our competitors will not obtain patent protection or other intellectual property rights that would make it difficult or impossible for us to compete with their products. Further, major technological changes can happen quickly in the pharmaceutical and biotechnology industries. Such rapid technological change, or the development by our competitors of technologically improved or different products, could render our drug delivery platforms obsolete or noncompetitive.

The drug delivery industry landscape has dramatically changed over the past decade and even more so during the past five years, largely as a function of the growing importance of generic drugs. The growth of generics (typically small molecules) and of large molecules (biosimilars) have accelerated the demand for drug delivery solutions while, at the same time, reducing the overall market for drug delivery formulations due to reduced pricing power.

In addition, the overall landscape of the Pharma/Biotech industry has changed, as consolidation has reduced our pool of potential partners and further accelerated the competition among drug delivery companies. Over the past ten years, numerous stand-alone drug delivery companies have been acquired (partly or entirely) by pharmaceutical, biotech, generic or other drug delivery companies. By acquiring drug delivery platforms, those companies are internalizing their previously outsourced R&D efforts while potentially preventing competitors from accessing the acquired technologies. In the meantime, certain drug delivery companies have consolidated their existing positioning or have entered new markets via M&A transactions and/or restructuring.

Very few of Flamel’s “historical” competitors still pursue a sole drug delivery business model as many other have moved or are moving to the Specialty Pharma model, e.g. Actavis (acquisition of Forest Laboratories in February 2014 which acquired Aptalis (formerly Eurand) in January 2014), Alkermes, BioAlliance Pharma, Depomed, Ethypharm, Octoplus (acquired by Dr. Reddy’s Laboratories Ltd. in February 2013), Veloxis Pharmaceuticals (formerly LifeCycle Pharma), or to the fully integrated biotech model, e.g. Human Genome Sciences International (or HGSI), developing human serum albumin (HSA) biotherapeutic fusions acquired by GSK in July 2012 (note that before GSK’s acquisition, HGSI spun-out in 2005 CoGenesys (which had a license to develop and commercialize certain HSA-fusions), which was acquired by Teva in 2008), Nektar Therapeutics developing PEGylation technology which is used e.g. in UCB’s Cimzia® approved by the FDA for Crohn’s disease.

Our drug delivery platforms primarily compete with technologies from companies such as:

Flamel’s Drug Delivery Platforms	Competition category*	Selected Competitive Companies*
Micropump® (oral)	Solid sustained release	Alkermes (Elan’s drug delivery technologies), COSMO Pharmaceuticals SpA, Depomed, Inc., Durect Corp., Actavis (acquisition of Forest Laboratories, Inc. which previously acquired Aptalis (formerly Eurand)), Supernus Pharmaceuticals, Inc., Tris Pharma, Inc., Veloxis Pharmaceuticals A/S (formerly LifeCycle Pharma)
LiquiTime® (oral)	Liquid sustained release	Neos Therapeutics, Inc. (“Neos”), Tris Pharma, Inc. (“Tris”)
Trigger-Lock™ (oral)	Abuse deterrence	Acura Pharmaceuticals, Inc., Atlantic Pharmaceuticals, Inc., Cima, Collegium Pharmaceutical, Inc., Durect Corp., Egalet Corporation, Elite Pharmaceuticals, Inc., Ethypharm, Grünenthal Group, Inspirion Delivery Technologies, Intellipharmaceutics International, Inc., Paladin Labs Inc. (acquired Labopharm; acq. offer by Endo Health Solutions in November 2013), QRx Pharma, Ltd., Signature Therapeutics, Supernus Pharmaceuticals, Inc., Tris Pharma, Inc.
Medusa™ (injectable)	Protein Engineering (PEGylation, Protein fusion and other conjugation technologies)	Affibody AB, Ambrx, Inc., Ascendis Pharma A/S, Bolder Biotechnology, Inc., Enzon Pharmaceuticals, Inc., Fresenius Kabi AG, Nektar Therapeutics, Novozymes A/S, PharmaIN Corporation, Polytherics Ltd., Prolor Biotech Inc., Versartis, Inc., Xenetic Biosciences plc (formerly Lipoxen plc), XL-protein GmbH
	Depot (PLA/PLGA microspheres, liposomes and other technologies)	Alkermes plc., BioAlliance Pharma, Biodel Inc., Debiopharm Group, Durect Corp., LG Life Sciences, InnoCore Pharmaceuticals, Marina Biotech, Inc. (Novosom AG technology), MedinCell SA, Octoplus N.V. (subsidiary of Dr. Reddy's), Pacira Pharmaceuticals, Inc., Q Chip Ltd., REcoly N.V., Soligenix, Inc. (formerly DOR BioPharma Inc), Surmodics, Inc. (PR Pharmaceuticals technologies), Xenetic Biosciences plc. (formerly Lipoxen plc)

* From companies’ web site and/or press releases.

“New” Flamel’s Specialty Pharma’s model (focusing on optimized re-formulations development capabilities) primarily competes with the one of other public companies such as (non-exhaustive list):

“New” Flamel’s capabilities
Companies*	Focus*	505(b)(2) regulatory pathway*	Life Cycle Management (drug delivery platforms) *	Commercialization (Rx and/or OTC and/or hospital)*
Actavis	Global	Y	Y	Y
Salix Pharmaceuticals	Gastrointestinal (GI) disorders	Y	Y	Y
H. Lundbeck A/S	Brain diseases	Y	N	Y
Impax Laboratories	Generic (high value, ANDA) and branded (CNS )	Y	Y	Y
Cadence Pharmaceuticals	Products principally for use in the hospital setting	Y	N	Y
Idenix Pharmaceuticals	Human viral and other infectious diseases	Y	N	N
Emergent BioSolutions	Medical needs and emerging health threats	Y	Y	Y
Insmed	Lung diseases	Y	Y	N
Horizon Pharma	Arthritis, pain and inflammatory diseases	Y	N	N

* From companies’ web site and/or press releases.

Until the FDA has removed the “unapproved marketed products”, the Éclat products may compete with products of companies such as, for Bloxiverz, APP (a division of Fresenius Kabi USA, LLC) and West-Ward Pharmaceuticals Corp.

Market Opportunities

Drug delivery platforms are of particular interest for managing the life cycle of medicines, as they offer many advantages: i.e., improvement of drug characteristics such as bioavailability, pharmacokinetics, efficacy, compliance, and side effects; protection of market position through patent extension or differentiation; and extension of market to new indications thanks to improvement of the drug’s characteristics. The global drug delivery market was estimated by BCC Research at $181.9 billion in 2013. The increased number of geriatric patients and the demand for convenient drug delivery options offer major opportunities for the development of innovative and easy-to-use drug delivery platforms. However, the industry faces many challenges.

There are four main forces currently affecting all standalone drug delivery companies and forcing the industry to adapt and to change: (i) the rise of generics (customers need to fill their drug pipelines with patent-protected reformulations to mitigate generics impact (“life cycle”)), (ii) the rise in costs for new product development (increasing development costs for new chemicals or biological entities is in favor of developing new formulations of already approved drugs at lower costs, (iii) the commoditization and acquisition of drug delivery technologies (more and more drug delivery customers (mainly “Big Pharmas”) have developed internal drug delivery capabilities; the integration of the drug delivery-based formulation development occurs at much earlier stage in the overall pharmaceutical development and (iv) the higher regulatory and reimbursement hurdles (“as good as” with increased convenience is now insufficient to get approved and reimbursed for drug products; therefore, technology-based drugs need to show improved efficacy too).

These forces have affected the small molecule space to a greater extent, as biologics enjoy higher barriers to entry and have been sheltered as a consequence. But they are at work in the biologics space as well. In particular, in today’s environment, a drug has to demonstrate significant therapeutic efficacy advantage over current standard of care in order to successfully solicit third party payer coverage. Alternately, changes in the delivery of a drug must create a demonstrable reduction in costs. Dosing convenience, by itself, is no longer sufficient to gain reimbursement acceptance. It has a serious impact on drug delivery companies as they have to now demonstrate, through costly phase 3 trials, therapeutic efficacy of their new formulations. Interestingly, this trend directly contradicts the “improvement in patients’ convenience first” approach supported in the past by drug delivery companies. More positively, in parallel, the FDA has encouraged drug companies developing enhanced formulations to use an abbreviated regulatory pathway: the 505(b)(2) NDA. Most drug delivery companies today are using this approach or the supplemental NDA pathway (sNDA). An NDA or sNDA is necessary to market an already approved drug for a new indication, or in a different dosage form or formulation. However, the sNDA approach requires cross-referencing the originator’s drug dossier, and eventually, an alliance with the originator’s company for commercialization.

Because the drug delivery industry is highly competitive, participants must find ways to lessen the pressure and increase profitability. The “new” Flamel, resulting from the combination of its existing proprietary drug delivery platforms with the established commercial capability of Éclat, is evolving into a Specialty Pharma company focusing on re-formulations and requiring shorter product development cycles by using a “fast track” NDA mechanism (505(b)(2)). The pharmaceutical and biotechnology sectors, with an impending “patent cliff”, are forcing Big Pharma/Biotech to reorganize and creating niche opportunities for Specialty Pharma companies like the “new” Flamel.

Flamel’s Drug Delivery Platforms

Overview

Flamel owns and develops outstanding drug delivery platforms that are able to tackle key challenges in the formulation, in various dosage forms (e.g. capsules, tablets, sachets or oral liquid suspensions; or injectable for subcutaneous administration) of a broad range of drugs (novel, already-marketed, or off-patent):

•	Micropump® allows generating and marketing modified and/or controlled release of solid, oral dosage formulations of drugs (Micropump-carvedilol and Micropump-aspirin formulations have been approved in the U.S. and in E.U., respectively; see “Item 4. Strategic Alliances”).

•	Micropump’s derivative LiquiTime® allows developing modified/controlled release of liquid formulations for patients having issues swallowing tablets or capsules such as children and the elderly.

•	Micropump’s derivative Trigger Lock™ allows developing tamper-resistant modified/controlled release formulations of narcotic/opioid analgesics and other drugs susceptible to abuse.

We believe in the competitive advantages represented by the versatility of Micropump which permits us to develop differentiated product profiles (modified/controlled release formulations) under various dosage forms e.g. capsules, tablets, sachets or oral liquid suspensions (LiquiTime). With Trigger Lock potentially addressing the issue of narcotic/opioid analgesics tampering, we have broad and versatile presentations to serve most markets from pediatric to geriatric.

•	Medusa™ allows developing extended/modified release of injectable dosage formulations of drugs (e.g. peptides, polypeptides, proteins, vaccines, and small molecules).

We believe also that our Medusa-based formulations give us a competitive advantage in developing differentiated product profiles. Indeed, Medusa-based formulations permit drugs’ full activity to be preserved and, extended release, as well as other advantages, such as, improved solubility, stability, and resistance to aggregation. Overall, Medusa improves the patient experience though a change in the route of administration (e.g. switching from intravenous to subcutaneous injection) and compliance (e.g. from once-a-day to once-a-week) while potentially improving efficacy and/or safety.

The Company is developing specific applications of its proprietary, versatile drug delivery platforms with its exiting pharmaceutical and biotechnology partners (see “Item 4. Strategic Alliances”). In addition, Flamel will continue to partner its proprietary formulations capabilities and will seek to commercialize and/or partner internally developed novel products after clinical proof of concept is achieved (see “Item 4. Other Products Under Development”).

Micropump®: Delivery Platform for the Modified and/or Controlled Release of Solid, Oral Dosage Formulations of Drugs

The oral drug delivery market was valued at $49 billion in 2010, and is forecast to grow at a Compound Annual Growth Rate (“CAGR”) of 10.3% until reaching $97 billion by 2017. The market is expected to show this increase due to continuing upswing in demand for innovative oral drugs (contractpharma.com, 2012). In 2009, the FDA has approved more reformulations (75) than NCEs (26) (contractpharma.com, 2012); 27 NCEs were approved by the FDA in 2013 (fda.gov).

Flamel’s Micropump® platform permits either extended, or both delayed and extended, delivery of small molecule drugs via the oral route. It is particularly suitable for drugs with a narrow window of absorption in the upper part of the small intestine. Micropump consists of a multiple-particulate system containing 5,000 to 10,000 microparticles per capsule or tablet. The 200-500 microns diameter-sized microparticles are released in the stomach and pass into the small intestine, where each microparticle, operating as a miniature delivery platform, releases the drug by osmotic pressure at an adjustable rate and over an extended period of time. The design of the Micropump microparticles allows an extended transit time in the small intestine with a mean plasma residence time extended up to 24 hours, which is especially suitable for short-lived drugs known to be absorbed only in the small intestine. The microparticles’ design can be potentially adapted to each drug’s specific characteristics by modifying the coating thickness and composition (including “Generally Regarded as Safe” (GRAS) excipients encapsulated with the drug) for improved efficacy (i.e., extending therapeutic coverage), reduced toxicity and/or side effects (i.e., reduced Cmax or peak drug concentration in the plasma; with also reduced intra- and inter-patient variability) and improved patient compliance (once-a-day regimen). It is applicable to poorly soluble (< 0.01mg/L) as well as highly soluble (> 500g/L) and to low dose (4 mg) or high dose (1,000 mg) of drugs, while providing good mouth feel and taste masking. Micropump allows the development of extremely precise pharmacokinetic profiles [extended (and/or delayed) release] of single or combination of drugs, in a variety of formats (tablet, capsule, sachet, or liquid), while preserving the targeted release rate over the shelf-life of the product.

Considering R&D costs for reformulating a drug are typically lower than for developing NCEs, “reformulation approvals” provide an opportunity to extend the exclusivity period of an already marketed or create new market exclusivity for off-patent drug. The Micropump drug delivery platform has successfully transitioned to commercial stage with Coreg CR®, (see “Item 4. Lead Products”). Coreg CR Micropump-based microparticles are being manufactured for GSK by Flamel at the Company’s cGMP FDA-approved manufacturing site in Pessac, France (for more details, see “Item 4. Manufacturing”). Flamel has one Micropump®-based internal product in development (i.e. Micropump®-Sodium oxybate successfully tested in FIM for narcolepsy) and a pivotal clinical study is expected to begin prior to the end of 2015 (see “Item 4. Proprietary Product Pipeline”).

Micropump® is being utilized in collaborations with pharmaceutical and specialty pharma companies (see “Item 4. Strategic Alliances”) Micropump® (and related products) is patented (see “Item 4. Proprietary Intellectual Property”).

LiquiTime®: Delivery Platform for the Modified/Controlled Release of Liquid, Oral Dosage Formulations of Drugs

The U.S. sales of drugs (Rx and OTC) in liquid form for oral administration exceeded $ 5.3 billion for the year 2013 (IMS Health). Amongst marketed “extended release” (twice-a-day or once-daily) liquid products are Tussionex® (hydrocodone polistirex and chlorpheniramine polistirex combo based on Neos’ Dynamic Time Release Suspension Technology® and sold by UCB), three generic of Tussionex (one sold by Aristos Pharmaceuticals, one sold by Par Pharmaceuticals (developed using Tris’ LiquiXR™ technology) and one sold by Kremers Urban Pharmaceuticals Inc.), Delsym® and Delsym Children® (dextromethorphan polistirex developed and sold by Reckitt Benckiser plc.) and Quillivant XR (an a priori “true” once daily methylphenidate, approved by the FDA in January 2013, developed using Tris’ LiquiXR™ technology and marketed by Pfizer; 2013 sales were $25.1 M). These products totaled $206 million sales in 2013 (IMS Health).

Flamel’s LiquiTime® platform uses Micropump®’s competitive advantages to allow us to develop modified/controlled release (e.g. zero-order kinetics) of liquid formulations for patients having issues swallowing tablets or capsules such as children and the elderly. LiquiTime may a priori not have the limitation of working solely with ionic drugs as for resin-complex based technologies. As with Micopump®, LiquiTime® is easy to scale-up to commercial quantities.

The increased number of geriatric patients and the demand for convenient drug delivery options for children offer striking opportunities for the development LiquiTime®-based formulations. LiquiTime has reached, with an undisclosed partner, clinical proof of concept in humans for a liquid suspension of an undisclosed drug for treatment of children (confidential). Flamel has two LiquiTime®-based and self-funded products at various stages of development; first pivotal clinical study could be expected to be initiated as early as in 2015 (see “Item 4. Proprietary Product Pipeline”).

LiquiTime® (and related products) is patented (see “Item 4. Proprietary Intellectual Property”).

Trigger Lock™: Delivery Platform for the Tamper-Resistant Modified/Controlled Release Formulations of Narcotic/Opioid Analgesics

A major problem faced by the industry is the growing abuse and misuse of opioids by drug abusers, who extract the opioids from the drugs and achieve their immediate release. The proportion of narcotic/opioid analgesics abuse associated with emergency room admissions has more than tripled, from 6.8% in 1998 to 26.5% in 2008 (TEDS report, July 15, 2010). Narcotic/opioid analgesics abuse continues to increase as current products remain easy to abuse. In 2010, enough prescription painkillers were prescribed to medicate every American adult every 4 hours for one month (PBS 2013). The number of prescription medicine abusers in 2010 was 8.76 million, 5.1 million of which abused painkillers (drugabuse.com 2013). The market for opioid drugs, used to treat patients suffering from severe and chronic pain in the seven major markets (USA, Japan, and five European countries) was estimated to exceed $7.4 billion in 2010, dominated by oxycodone. In 2013, the U.S. opioids containing market was evaluated to be $4.6 billion (IMS Health).

Flamel’s Trigger Lock™ platform is using Micropump’s competitive advantages to allow us developing tamper-resistant modified/controlled release formulations of narcotics and other drugs susceptible to abuse:

•	Micropump particles are extremely difficult to crush to extract the narcotic/opioid analgesics;
•	Additional modifications tailored to prevent other less publicized methods of foiling controlled release technologies; and,
•	Provides either bioequivalent or improved pharmacokinetics to marketed narcotic/opioid analgesics.

The FDA’s move to restrict prescribing extended-release opioid analgesics should benefit tamper-resistant formulations, such as, Trigger Lock-based formulations of opioids. The FDA has issued a “Draft Guidance for Abuse Deterrent Opioids” on January 9, 2013. Recent FDA decisions on drug abuse are as follows:

•	April 16, 2013 – US FDA will not accept or approved ANDAs for generic version of Purdue’s OxyContin (oxycodone) that lack abuse-deterrent properties. FDA had approved abuse-deterrent labeling for reformulated OxyContin (oxycodone hydrochloride controlled-release tablets from Purdue Pharma L.P.). Additionally, because original OxyContin provides the same therapeutic benefits as reformulated OxyContin, but poses an increased potential for certain types of abuse, the FDA has determined that the benefits of original OxyContin no longer outweigh its risks and that original OxyContin was withdrawn from sale for reasons of safety or effectiveness. Consequently, the FDA will not accept or approve ANDAs for generic versions of OxyContin that lack abuse-deterrent properties. OxyContin sales made comprised about $2.81 billion of the $9.38 billion U.S. market for prescription painkillers in 2012 (IMS Health).
•	May 10, 2013 – US FDA denied Endo’s citizen petition to block generic forms of its widely abuse prescription pain drug Opana ER (oxymorphone; non-crush resistant formulation of Opana ER was discontinued from sale for safety reasons and thus can no longer serve as a reference listed drug).
•	September 10, 2013 – FDA announces safety labeling changes and postmarket study requirements for extended-release and long-acting opioid analgesics; New boxed warning to include neonatal opioid withdrawal syndrome.

It is thought that Trigger Lock™ has the potential to satisfy the FDA Draft Guidance for Abuse Deterrent Opioids:

•	Laboratory-based in vitro manipulation and extraction studies (Category 1) – Success with Trigger Lock™
•	Pharmacokinetic studies (Category 2) – Success with Trigger Lock™
•	Clinical abuse potential studies (Category 3) – To be performed prior marketing
•	Analysis of post marketing data to assess the impact of an abuse-deterrent formulation on actual abuse in a community setting (Category 4) – To be performed post marketing

Flamel has one Trigger Lock™-based internal product under development for which a pivotal clinical study is expected to be initiated in 2015 (see “Item 4. Proprietary Product Pipeline”).

On May 2013, the Company exercised its right to regain control of two drugs that use its Trigger Lock™ delivery technology that were formerly being developed in partnership with an undisclosed partner (see “Item 4. Recent Developments” and “Item 4. Strategic Alliances”).

Trigger Lock™ (and related products) is patented (see “Item 4. Proprietary Intellectual Property”).

Medusa™ Delivery Platform for the Modified/Controlled Release of Injectable Dosage Formulations of Drugs

The injectable drug delivery market could be worth $43.3 billion by 2017 (MarketsandMarkets). Conversely, global sales of biologics were approximately $178 billion in 2013, and are expected to reach $252 billion by 2017, which represents a CAGR of 9% (BCC Research). By comparison, in 2016 biosimilars will be worth only about $5 billion in an even larger biologics business (IMS Health).

Flamel’s Medusa, a hydrogel depot formulation approach that does not alter the drug substance, enables the modified/controlled delivery from one day up to one week of drugs (e.g. peptides, polypeptides, proteins, vaccines (DeliVax’s application(s)), and small molecules) while remaining fully active (as distinguished from chemical modification (e.g. PEGylation) or protein engineering or other conjugation (e.g. HSA-fusion) approaches). Particularly suited for the development of subcutaneously administered formulations of small molecule drugs that are otherwise given intravenously, this platform may be used also to solve threshold issues for biological drugs, such as solubility/aggregation/poor stability issues.

The Medusa™ platform consists of proprietary, a versatile drug carrier polymer that forms a hydrogel depot after injection. Medusa™ polymers are made of glutamic acid, a naturally occurring aminoacid, and alpha tocopherol (Vitamin E). These polymers are amphiphilic and spontaneously form stable hydrogels in water. These hydrogels contain hydrophobic nanodomains rich in Vitamin E and hydrophilic polyglutamate that are exposed to water. The hydrogels are robust over a wide range of pH values and can be stored, in particular as a stable freeze-dry form, that can be easily reconstituted in Water for Injection. Those polymers, which are fairly easy and cost effective to produce under cGMP requirements, have been proven to be safe and biodegradable. A comprehensive ADME and regulatory toxicology package for key Medusa polymer is being completed in order to update the Type IV Drug Master File (“DMF”) filed with the FDA in February 2011 (assigned number 024634).

The drug is loaded in Medusa™’s hydrogel (nano- or micro-gel) via non-covalent, hydrophobic and electrostatic, bonds. Once in the body, the hydrogel releases the drugs in a controlled manner with potentially no burst effect, lower initial Cmax and uniform plasma concentration, over an extended period of time. Both drug loading (in fully aqueous solution, and usually, under solvent- and surfactant-free conditions) and release (essentially by displacement of the loaded drug by circulating endogenous proteins) are non-denaturing, which preserves structural integrity - and hence the activity - of the drug. The transient, non-covalent interactions dictate the pharmacokinetic parameters (Cmax and bioavailability in particular) of the released drugs.

The Company is focusing on Medusa™-based “biobetters” development opportunities, which can be summarized as follows:

•	Validated drugs, established market and proven clinical development approaches as starting points;

•	Product differentiation e.g. improvement of pharmacokinetic (and potentially pharmacodynamics) parameters;

•	Protection of market position through product differentiation and/or patent extension; and,

•	Ability to grow market share and resist price competition.

Flamel has two Medusa™-based internal products at various stages of development. The first, hGH XL, has achieved pharmacodynamics pre-clinical proof of concept; human clinical trial is expected to be initiated in 2015 (see “Item 4. Proprietary Product Pipeline”). The second Medusa-based (for metabolic indication) is at pre-clinical stage; dose ranging clinical study could be expected in 2014.

Medusa™ (and related products) is patented (see “Item 4. Proprietary Intellectual Property”). It is being utilized in collaborations with pharmaceutical and biotechnology companies (see “Item 4. Strategic Alliances”).

Proprietary Intellectual Property

Patents and other proprietary rights are essential to our business. Our proprietary product pipeline and our strategic alliances are dependent on our drug delivery platforms and related products (formulation, process, etc.) being patent protected. As a matter of policy, we seek patent protection of our inventions and trademarks (see key trademarks listed on page ii herein) and also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to maintain and develop our competitive position.

Generally, we first file a patent application covering an invention in France and in the United States (provisional application). Within one year, we file a U.S. non-provisional patent application for that invention, together with an international patent application, pursuant to the Patent Cooperation Treaty (PCT). In addition to seeking patent protection in the United States and France, to further protect the inventions that we consider important to the development of our business, from the PCT we will usually prosecute patent applications in Europe, Japan, Canada, and key foreign markets on a selective basis. Therefore, in addition to the above-named countries, we also have patents granted or patent applications pending in a number of other countries, including, for example, Mexico, Brazil, China, India, Australia, Israel, South Africa and South Korea.

On a case-by-case basis, an invention developed jointly by Flamel and a partner may be assigned to and prosecuted by the partner. The information provided in this section herein, does not refer to such patent applications.

During 2013, we were granted fifty-seven new patents. In addition, in 2013, we filed two patent applications, one provisional application in the U.S. and one PCT international application. Altogether, as of December 31, 2013, we owned approximately the following patent and patent applications:

	US	EUROPE	ROW[1]	TOTAL
Granted patents	23	252[2]	120	395
Pending patent applications	26	28	121	175
Patents granted in 2013	3	28	26	57
Patent applications filed in 2013	1	0	1	2

[1] ROW: Rest of the Word;

[2] 252 national patents corresponding to 25 granted European Patents

The Company’s patents protecting its drug delivery platforms have the following dates of expiration:

Drug Delivery	Date of expiration of granted patents
Platforms	U.S.	Europe
Micropump®	November 2025	July 2023
LiquiTime®	September 2025	April 2023
Trigger Lock™	April 2027	May 2026 (pending)
Medusa™	December 2029	May 2028 (pending)

Flamel’s key patents include protection for the following:

•	Micropump® platform is patented under multiple patents. Among them is Flamel’s Micropump-related key patent, WO 2003/030878, which discloses an efficacious coating formulation for providing delayed and sustained release of an active ingredient with absorption limited to the upper part of intestinal tract. It is granted in the U.S. as US Patent 8,101,209 and will expire on October 2025. It covers Coreg CR formulation and, as such, has been listed at the FDA Orange Book by our partner GSK on February 23, 2012. Equivalent patents are granted in China, Hong Kong, Israel, India, Singapore, Japan, South Korea, Canada, South Africa, Mexico (expiry date: October 2022) and in France (expiry date: October 2021). Patent applications are pending in Brazil and Europe and would expire on October 2022.

•	LiquiTime® platform is protected by a Flamel’s patent granted in the U.S. (US 7,906,145; expiry date: September 2025) and in South Korea, Canada, Israel, Japan, Australia, China, Austria, Belgium, Switzerland, Liechtenstein, Germany, Spain, France, United Kingdom, Italy, Ireland, Luxembourg, Netherlands, Portugal, Sweden, Turkey, India, Mexico, South Africa that expire on April 2023. A patent application is pending in Brazil and a continuation application is pending in the U.S.

•	Trigger Lock™ platform is protected by seven Flamel’s patent application families. Six patents are granted in the U.S., Europe and Japan; twenty-six (26) patent applications are pending including other countries and will expire between November 2025 and December 2033.

•	Medusa™ platform is patented under Flamel’s key patent WO 2000/30618 and WO 2003/104303, granted in the U.S. and which will expire on November 2019 and July 2023, respectively. Equivalent patents to WO 2003/104303 are granted in China, Israel, Mexico, Australia, Japan, South Korea, Canada and South Africa. Patent applications are pending in Brazil, Europe and India. These patents will expire on June 2023.

-	Medusa-based nanogels are protected by issued patents from WO 2005/051416’ family in the U.S., Australia, China, Israel, Japan, South Korea, Mexico, South Africa, India, Canada and Europe expiring on November 2024. Corresponding patent applications are pending in Brazil and Thailand.

-	Medusa-based microgels are protected by granted patents from WO 2007/141344’ patents family in the U.S., Australia, Japan and South Africa. Applications are pending in Europe and other countries. This patents family will expire on June 2027.

Strategic Alliances

As focus shifts to a more “specialty pharma” model the Company’s business is becoming less dependent on its ability to work with partners in collaborative relationships to develop products using our drug delivery platforms. Indeed, we have now marketed product and products in late stage development that are not dependent on these collaborative relationships (see “Item 4. Lead Products” and “Item 4. Other Products Under Development”). As part of the rationalization of the Company’s products pipeline initiated in 2012, we have continued our efforts to streamline and optimize existing partnerships, as follows:

•	In January 2013: Effective termination of the development and license agreement with Merck Serono (Medusa-based formulation of interferon beta-1a (Rebif));

•	In April 2013: Monetization of our controlled release Micropump-based formulation of aspirin to New Haven Pharmaceuticals (second Micropump-based product approved in EU, noticeably U.K.).

•	In May 2013: Regained control of two drugs that use our Trigger Lock platform that were formerly being developed in partnership with an undisclosed specialty pharmaceutical company; and,

•	In July 2013: Termination of joint development partnerships with Digna Biotech SL (Medusa-based formulations of P144 and P17) and with Theralpha SAS (Medusa-based formulation of THA902).

While we are moving to a specialty pharma model, currently most of our revenues come from partnerships. Therefore, as we have in the past, we are still exploring to enter into new partnerships, in particular, with pharmaceutical and biotechnology companies providing new formulation development opportunities (especially, based on partners’ proprietary or controlled therapeutic compounds) and access to complementary expertise (regulatory, medical and commercial).

Under our partnership agreements, our partners typically assume responsibility for all formulation development, manufacturing, polymer supply, clinical, regulatory and marketing costs and make payments to us at the time the agreement is signed and upon the achievement of significant technical, pre-clinical, clinical and regulatory milestones. We also typically are entitled to receive royalty payments on the sales of products that incorporate our drug delivery platforms.

A summary of our major existing agreements is provided below.

GlaxoSmithKline (or GSK)

We began work with GSK on a Micropump-based formulation of Coreg in 2003 when we entered into a license agreement for use of our Micropump platform for an extended release formulation of carvedilol phosphate. The product was approved by the FDA in October 2006 and launched in the U.S. in March 2007. We are eligible to receive low to mid-single digit royalty payments on net sales of Coreg CR. To date, we have generated (i) $23 million in milestone payments and (ii) $56.2 million in royalty revenue from Coreg CR. Flamel still is eligible to receive additional payments, which are not expected to be material, if certain milestones are achieved. In 2013, we recognized royalty revenue of $6.8 million. This agreement expires on the later of: (i) ten (10) years from the date of the first commercial sale of product in such country, or (ii) the expiration of the last to expire Flamel patent right in such country. Prior to 2011, we produced Coreg CR microparticles in our Pessac cGMP facility on a cost plus basis pursuant to a separate supply agreement that expired on December 31, 2010. In October, 2011, we announced that we signed a new supply agreement with GSK for the production of Coreg CR microparticles and remain the sole supplier of Coreg CR microparticles for GSK. Under this new supply agreement, we will receive guaranteed minimum payments to supply Coreg CR microparticles over a minimum period of five years. GSK may terminate the agreement at their sole discretion by giving six months written notice. Pursuant to this new supply agreement, we received a payment of €1.3 million ($1.8 million) during the third quarter of 2011 and a further €1.3 million ($1.8 million) payment in the fourth quarter of 2011, as well as a higher margin on all product produced by Flamel for GSK since January 1, 2011. For 2012, the Company recognized as revenues from product sales a total amount of $9,097,000 of which $852,000 relates to the €2,600,000 received in 2011. For 2013, the Company recognized as revenues from product sales a total amount of $7,969,000 (for more details, see “Item 18. Financial Statements – Notes to Consolidated Financial Statements, “Subcontracting agreements F-17””).

Undisclosed specialty pharmaceutical company (Micropump formulation of marketed drug)

In May, 2011 we entered into a license and development agreement with an undisclosed specialty pharmaceutical company for the development of a Micropump-based, once-daily formulation of a central nervous system medication that is currently being marketed by that company. Pursuant to the agreement, we received a $0.5 million up-front payment and are entitled to additional payments, which are not expected to be material, upon development and regulatory milestones, as well as, low to mid-single digit royalty payments upon commercial sales of the product. Our partner pays for all formulation development, manufacturing and regulatory costs, as well as sales and marketing.

Undisclosed large international pharmaceutical company (Medusa formulation of new drug for cardiovascular indication)

In July 2013, we entered into a pilot (feasibility) study agreement, including an option for a license to be exercised prior engaging IND-/IMPD-enabling studies, with an undisclosed large international pharmaceutical company for the development of a Medusa-enabled formulation of a partner’s controlled compound for cardiovascular indication (confidential).

Undisclosed large international pharmaceutical company (multi-year development and manufacturing partnership)

In June 2013, we entered into a multi-year development partnership agreement with an undisclosed, large international pharmaceutical company. The development work will be done in Flamel’s Pessac facility (see “Item 4. Manufacturing”). In April 2014, this strategic partner announced its intention to terminate the current product under development, however the overall partnership remains in place and we may agree to develop future products with this partner. As a result, we cannot predict what future revenues, if any, will result from this partnership. In addition, the development of a performing manufacturing process may trigger interest in additional supply agreement. In 2013, we received $556,000 in development fees.

Manufacturing

The manufacturing facilities for our drug delivery platforms are located in Pessac, France, near Bordeaux (hereinafter referred as “Pessac facility”). These facilities provide us with two commercial scale production lines for the manufacture of Coreg CR microparticles, and another production line used for other Micropump-based formulations (i.e. the production of certain pharmaceutical products, including commercial quantities of our microencapsulated drugs). The facility has been audited and is approved by the U.S., the European (EMA) and the French regulatory agencies, ANSM (formerly “AFSSAPS”)) and is, we believe, cGMP compliant. Such approval qualifies us to manufacture certain approved pharmaceutical products for sale in most countries in Europe and the U.S.

In the past, in addition to production activities related to our core businesses, we were able to build on our capabilities and experience with GSK and other pharmaceutical customers to engage in toll manufacturing for pharmaceutical partners.

Our Pessac facility equally provides us with one cGMP pilot plant for our Medusa™ platform. We are able to manufacture qualification batches and clinical batches of our polymers. This facility supports the production of polymer for the needs of our projects based on our Medusa platform.

The facility also provides us with non-commercial capabilities for both our Micropump® and Medusa™ platforms. With our experienced workforce and cGMP operations, we are able to perform scale-up activities and clinical batch manufacturing for our Micropump platform, and synthesis of Medusa’s polymers specific and pilot batch manufacturing of our Medusa-based formulations.

During 2013, our commercial manufacturing capacity utilization ranged from 50% to 65% of total capacity.

The manufacture of the NDA-submitted products by Éclat is outsourced to contract manufacturing organizations (CMO) in accordance with supply agreements that expire in 2017. Flamel is currently investigating the transfer of the scale up of its own proprietary products to CMOs in the US, in particular for products regulated and sold in the U.S. marketplace.

Government Regulation

The design, testing, manufacturing and marketing of certain new or substantially modified drugs, biological products or medical devices must be approved, cleared or certified by regulatory agencies, regulatory authorities and Notified Bodies under applicable laws and regulations, the requirements of which may vary from country to country. This regulatory process is lengthy, expensive and uncertain. In the United States, the FDA regulates such products under various federal statutes, including the Federal Food, Drug, and Cosmetic Act (FDCA) and the Public Health Service Act. Similar requirements exist in the Member States of the European Union and are imposed by the European Commission and the competent authorities of EU Member States. There can be no assurance that we or our collaborative partners will be able to obtain such regulatory approvals or clearances or certification of conformity on a timely basis, if at all, for any products under development. Delays in receipt or failure to receive such approvals, clearances, or certifications of conformity, the revocation of previously received approvals or clearances, or certifications of conformity, or failure to comply with existing or future regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

We believe our delivery platforms, when used in conjunction with therapeutic pharmaceuticals, and development products acquired from Éclat, are subject to drug and biological product approval or marketing authorization requirements. In the United States and the European Union, biological products, such as therapeutic proteins and peptides, generally are subject to the same FDA and EU regulatory requirements as other drugs, although some differences exist. For example, for some biological products a biologic license application (BLA) is submitted for approval for commercialization instead of the New Drug Application (“NDA”) or Abbreviated New Drug Application (“ANDA”) used for other drugs. Also, unlike drug products, some biological products are subject to FDA lot-by-lot release requirements and those approved under a BLA currently cannot be the subject of ANDAs. Insulin, which is regulated as a drug product, typically has not been the subject of ANDAs. However, the FDA is working on a variety of issues pertaining to the possible development of biosimilars and there can be no assurance that this type of submission will continue to be unavailable for insulin. Additionally, our delivery platforms likely will be regulated by the FDA as ‘combination products’ if they are used together with a biologic or medical device. In order to facilitate pre-market review of combination products, the FDA designates one of its centers to have primary jurisdiction for the pre-market review and regulation of both components. In the European Union, applications for marketing authorization of innovative drugs, which are essentially products that are neither generics nor biosimilars, are addressed on a case by case basis by the EMA, followed by a decision of the European Commission, or by the competent authorities of the EU Member States.

New Drug and Biological Product Development and Approval Process

United States and European Union

Regulation by governmental authorities in the United States and other countries is a significant impact in the development, manufacture, and marketing of biological and drug products and in ongoing research and product development activities. The products of all of our pharmaceutical and biotechnology partners as well as our own products will require regulatory approval by governmental agencies and regulatory authorities prior to commercialization. In particular, these products are subject to manufacturing according to stringent cGMP quality principles, and rigorous, pre-clinical and clinical testing and other pre-market approval requirements by the FDA, the European Commission and regulatory authorities in other countries. In the United States and the European Union, various statutes and regulations also govern, or influence the manufacturing, safety, labeling, storage, record keeping and marketing of pharmaceutical and biological products. The lengthy process of seeking these approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources.

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

Pre-Clinical Testing

Once a biological or drug candidate is identified for development, the candidate enters the pre-clinical testing stage. This includes laboratory evaluation of product chemistry and formulation, as well as animal studies of pharmacology (mechanism of action, pharmacokinetics) and toxicology which may have to be conducted over lengthy periods of time, to assess the potential safety and efficacy of the product as formulated. Pre-clinical tests must be conducted in compliance with good laboratory practice regulations, the Animal Welfare Act and its regulations in the US and the Clinical Trials Directive and related national laws and guidelines in the EU Member States. Violations of these laws and regulations can, in some cases, lead to invalidation of the studies, then requiring such studies to be replicated. In some cases, long-term pre-clinical studies are conducted while clinical studies are ongoing.

Investigational New Drug Application

USA: The entire body of chemical or biochemical, pharmaceutical and pre-clinical development work necessary to administer investigational drugs to human volunteers or patients is summarized in an Investigational New Drug (“IND”) application to the FDA. The IND becomes effective if not rejected by the FDA within thirty (30) days after filing. There is no assurance that the submission of an IND will eventually allow a company to commence clinical trials.  All clinical trials must be conducted under the supervision of a qualified investigator in accordance with good clinical practice regulations to ensure the quality and integrity of clinical trial results and data. These regulations include the requirement that, with limited exceptions, all subjects provide informed consent. In addition, an institutional review board (“IRB”), composed primarily of physicians and other qualified experts at the hospital or clinic where the proposed studies will be conducted, must review and approve each human study. The IRB also continues to monitor the study and must be kept aware of the study’s progress, particularly as to adverse events and changes in the research. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if adverse events occur.  Failure to adhere to good clinical practices and the protocols, and failure to obtain IRB approval and informed consent, may result in FDA rejection of clinical trial results and data, and may delay or prevent the FDA from approving the drug for commercial use.

European Union: The European equivalent to the IND is the Investigational Medicinal Product Dossier (“IMPD”) which likewise has to contain pharmaceutical, pre-clinical and, if existing, previous clinical information on the drug substance and product. An overall risk-benefit assessment critically analyzing the non-clinical and clinical data in relation to the potential risks and benefits of the proposed trial must also be included. The intended clinical trial must be submitted for authorization by the regulatory authority(ies) of each EU Member States in which the trial is intended to be conducted prior to its commencement. The trial shall be conducted on the basis of the protocol as approved by an Ethics Committee(s) in each EU Member State (EU equivalent to IRBs) before the trial commences. Before submitting an application to the competent authority, the sponsor must register the trial in the EudraCT database where it will be provided with a unique EudraCT number from the EudraCT database.

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

The FDA and the competent authorities of EU Member States monitor the progress of each clinical trial phase conducted under an IND or IMPD and may, at their discretion, reevaluate, alter, suspend or terminate clinical trials at any point in this process for various reasons, including a finding that patients are being exposed to an unacceptable health risk or a determination that it is unethical to continue the study. The FDA, the European Commission and the competent authorities of EU Member States can also request additional clinical trials be conducted as a condition to product approval. The IRB, the Ethics Committee, and sponsor also may order the temporary or permanent discontinuance of a clinical trial at any time for a variety of reasons, particularly if safety concerns arise. Such holds can cause substantial delay and in some cases may require abandonment of product development. These clinical studies must be conducted in conformance with the FDA’s bioresearch monitoring regulations, the Clinical Trials Directive and/or internationally recognized guidance (such as “ICH”, or “International Conference on Harmonization”).

New Drug Application or Biological License Application

After the completion of the clinical trial phases of development, if the sponsor concludes that there is substantial evidence that the drug or biological candidate is effective and that the drug is safe for its intended use, an NDA or “BLA” (“Biological License Application”) may be submitted to the FDA. The application must contain all of the information on the drug or biological candidate gathered to that date, including data from the pre-clinical and clinical trials, information pertaining to the preparation of the drug or biologic, analytical methods, product formulation, details on the manufacture of finished products, proposed product packaging, labeling and stability (shelf-life). NDAs and BLAs are often over 100,000 pages in length. If FDA determines that a Risk Evaluation And Mitigation Strategy (“REMS”) is necessary to ensure that the benefits of the drug outweigh the risks, a sponsor may be required to include as part of the application a proposed REMS, including a package insert directed to patients, a plan for communication with healthcare providers, restrictions on a drug’s distribution, or a medication guide to provide better information to consumers about the drug’s risks and benefits. Submission of an NDA or BLA does not assure FDA approval for marketing.

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

Generic Drugs. A generic version of an approved drug is approved by means of an Abbreviated New Drug Application, or ANDA, by which the sponsor demonstrates that the proposed product is the same as the approved, brand-name drug, which is referred to as the “Reference Listed Drug,” or “RLD”. Generally, an ANDA must contain data and information showing that the proposed generic product and RLD (1) have the same active ingredient, in the same strength and dosage form, to be delivered via the same route of administration, (2) are intended for the same uses, and (3) are bioequivalent. This is instead of independently demonstrating the proposed product’s safety and effectiveness, which are inferred from the fact that the product is the same as the RLD, which the FDA previously found to be safe and effective. .

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

Other Marketing Exclusivity

Pediatric Exclusivity. Section 505A of the FDC Act provides for six months of additional exclusivity and patent protection if an NDA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data does not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or Orange Book listed patent protection cover the drug are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve an ANDA or 505(b)(2) application owing to regulatory exclusivity or listed patents. Coreg CR received such pediatric exclusivity, which extended the three-year new clinical trial exclusivity it previously obtained, as well as the protection of the listed patents.  The statutory provision permitting the award of pediatric exclusivity expired on October 1, 2012, and there can be no guarantee that Congress will reauthorize this provision, or do so without significant changes.

Other Countries

Whether or not FDA approval has been obtained, approval of a pharmaceutical product by regulatory authorities must be obtained in any other country prior to the commencement of marketing of the product in that country. The approval procedure may vary from country to country, can involve additional testing, and the time required may differ from that required for FDA approval.  Under European Union legislation, product authorization is granted for an initial period of five years. The authorization may subsequently be renewed for an unlimited period on the basis of a re-evaluation of the risk-benefit balance by the competent authorizing authority. In the EU, marketing authorization of drugs is according to either a centralized, decentralized or mutual recognition procedure, generally depending on the nature and type of drug.  Certain designated drugs may be authorized only in accordance with the centralized procedure by the European Commission following an opinion by the European Medicines Agency (“EMA”). The centralized procedure is mandatory for pharmaceutical products developed by means of biotechnological processes (recombinant DNA, controlled expression of genes coding, hybridoma and monoclonal antibody methods), products containing new actives substances indicated for the treatment of AIDS, cancer, diabetes and neuro-degenerative diseases, orphan designated medicinal products and advanced therapy products. Other pharmaceutical products may be authorized in accordance with the centralized procedure where it is demonstrated that they contain new active substances or are demonstrated to have a significant therapeutic benefit, or where they constitute a scientific or technical innovation, or are in the interest of patients at Community level. Where authorization is in accordance with the decentralized or mutual recognition procedures, approval is either by “mutual recognition,” whereby the authorization granted by the competent authorities of one EU Member States are recognized by the authorities of other EU Member States, or where the competent authorities of each EU Member State authorize a product on the basis of an identical dossier, with one national authority taking care of the dossier intensively and coordinating activities. To the extent possible, clinical trials of our products are designed to develop a regulatory package sufficient for the grant of marketing authorization in the EU approval according to the Community Code on medicinal products.

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

If the primary mode of action is determined to be a drug, the product will be reviewed by the Center for Drug Evaluation and Research (“CDER”) either in consultation with another center or independently. If the primary mode of action is determined to be a medical device, the product would be reviewed by Center for Devices and Radiological Health (“CDRH”) either in consultation with another center, such as CDER, or independently. In addition, FDA could determine that the product is a biologic and subject to the jurisdiction of the Center for Biologic Evaluation and Research (“CBER”), although it is also possible that a biological product will be regulated by CDER.

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

Post-Marketing Obligations

Any products manufactured and/or distributed pursuant to FDA approvals are subject to continuing regulation by the FDA, including recordkeeping requirements, reporting of adverse experiences with the product, submitting other periodic reports, drug sampling and distribution requirements, notifying the FDA and gaining its approval of certain manufacturing or labeling changes, complying with certain electronic records and signature requirements, submitting periodic reports to the FDA, maintaining and providing updated safety and efficacy information to the FDA, and complying with FDA promotion and advertising requirements. For example, with respect to the Éclat product Bloxiverz™, the FDA has required the Company to conduct post-marketing non-clinical, toxicity studies by December 2016.

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

Biologics Price Competition and Innovation Act of 2009

The Hatch-Waxman construct applies only to conventional chemical drug compounds, sometimes referred to as small molecule compounds approved under an NDA. On March 23, 2010, however, the “Biologics Price Competition and Innovation Act” of 2009, or “BPCIA”, was signed into law. It creates an abbreviated approval pathway for biological products that are “biosimilar” to a previously approved biological product, which is called the “reference product.” This abbreviated approval pathway is intended to permit a biosimilar product to come to market more quickly and less expensively than if a “full” BLA were submitted, by relying to some extent on FDA’s previous review and approval of the reference product to which the proposed product is similar. If a proposed biosimilar product meets the statutory standards for approval (which include demonstrating that it is highly similar to the reference product and there are no clinically meaningful differences in safety, purity or potency between the products), the proposed biosimilar may be approved on the basis of an application that is different than the standard BLA. In addition, a biosimilar product may be approved as interchangeable with the reference product if the proposed product application meets standards intended to ensure that the biosimilar product can be expected to produce the same clinical result as the reference product.

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

Other Regulation

Controlled Substances Act. Our Trigger Lock™ delivery platform is designed to control the release of narcotics and other active ingredients subject to abuse. Narcotics are “controlled substances” under the Controlled Substances Act. The federal “Controlled Substances Act” (“CSA”), Title II of the Comprehensive Drug Abuse Prevention and Control Act of 1970, regulates the manufacture and distribution of narcotics and other controlled substances, including stimulants, depressants and hallucinogens. The CSA is administered by the “Drug Enforcement Administration” (“DEA”), a division of the U.S. Department of Justice, and is intended to prevent the abuse or diversion of controlled substances into illicit channels of commerce.

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

cGMP. Current Good Manufacturing Practices rules apply to the manufacturing of drugs and medical devices. Our manufacturing facilities and laboratories are subject to inspection and regulation by French regulatory authorities in accordance with applicable EU provisions governing cGMP and may also be subject to the United States’ and other countries’ regulatory agencies. Mutual recognition agreements for government inspections exist between the United States, the EU, Canada, Australia and New Zealand.

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

Description of Property

Our corporate headquarters and the research center are located in Venissieux, France (a suburb of Lyon) in four adjacent leased facilities totaling approximately 58,000 square feet. One building of approximately 12,800 square feet houses administrative offices and research laboratories, including equipment dedicated to polymer characterization and analytical research. The lease on this facility expires in 2016. A second facility comprising approximately 12,800 square feet houses equipment dedicated to our Micropump technology has a lease which expires in 2015. The third facility of approximately 6,800 square feet houses analytical laboratories and quality control and the lease expires in 2016. The fourth facility of approximately 26,000 square feet houses a biological laboratory and research laboratories with equipment for organic synthesis and polymerization, polymer formulation and small scale processing. The lease on this facility expires at the end of 2014 and is expected to be renewed. The facility has been audited by U.S., the European (EMA) and the French regulatory agencies, ANSM (formerly “AFSSAPS”) and is, we believe, cGMP compliant. Such approval qualifies us to manufacture certain approved pharmaceutical products for sale in most countries in Europe and the U.S (see “Item 4. Manufacturing”).

We own manufacturing facilities, of approximately 103,900 square feet, located in Pessac, France, which are housed on a 470,000 square foot lot in an industrial park not far from the Bordeaux airport (“Pessac Facility”). The facilities include manufacturing capabilities with spray-coating equipment and a clean room for the synthesis of Medusa’s polymers (see “Item 4. Manufacturing”).

The initial value of the facility is recorded in our financial books at the value of the liabilities corresponding to the retirement indemnities of the plant staff that we assumed at the time of the plant purchase in 1996, plus the additional investments made by us, less the depreciation and appropriate amortization.

We built a a new building on the site in 2004, which includes 8,600 square feet dedicated to our Medusa platform with a cGMP pilot plant, extended synthesis capacity and increased capacity to manufacture qualification batches and clinical batches of our polymers. This facility supports the production of polymer for the needs of our projects based on our Medusa platform. This facility was successfully inspected by the French Agency, ANSM (formerly “AFSSAPS”) in June 2008 and recorded officially as a GMP excipient manufacturing facility.

Our manufacturing facility of approximately 6,800 square feet is used for the manufacture of Coreg CR microparticles for GSK as well as other Micropump-based formulations (i.e. the production of certain pharmaceutical products, including commercial quantities of our microencapsulated drugs)and houses two suites of equipment, as well as a dedicated warehouse, analytical control laboratory and a technical area with air compressor units, refrigeration units for solvents, and heat boiler. In 2008 we expanded our Micropump Pilot Development facilities of this site increasing the available area by 14,300 square feet and renovating a further 4,500 square feet. The new facility houses administrative offices and process development areas which can be utilized for the production of both clinical and commercial batches, thus increasing our production capacity from two lines to three.

We have commercial and administrative activities located in St. Louis, Missouri. The office space consists of 5,300 square feet, and the lease expires in 2018.

During 2013, we expended $1.0 million on property and equipment.

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

Overview

We are a specialty pharmaceutical company with a long history of expertise in drug delivery, focusing on the development of safer and more efficacious formulations, tackling unmet medical needs in the process. The acquisition of Éclat on March 13, 2012 has created a more vertically integrated company, benefiting from greater development and commercial expertise, best in class drug delivery platforms and more near-term and mid-term potential value creating catalysts. Since our acquisition of Éclat, Flamel is now focusing not only on the development and licensing of versatile, proprietary drug delivery platforms but also on the development of novel, high-value products based on those delivery platforms. Flamel’s new model allows us now to select, develop, seek approval for, and commercialize niche branded and generic products in the U.S. and most of the opportunities are self-funded. For more details, see “Item 4. Information on the Company”.

The addition of Éclat, which has focused on pursuing FDA approvals through the 505(b)(2) regulatory pathway, adds marketing and licensing knowledge of the commercial and regulatory process in the U.S. and EU, which we believe will enhance the ability of Flamel to identify potential product candidates for development, leverage new opportunities for the application of our drug delivery platforms, and to license and market products in the U.S and EU. By adopting this revised strategy, the Company makes itself less dependent on the often, changing strategies of its partners, in the future. Revenues generated by Coreg CR remain a significant portion of our revenue and total revenues from GSK contributed to 66% of our revenues in 2013. However, we now have marketed product and products in late stage development that are not dependent on these collaborative relationships. The first product from the acquired Éclat’s portfolio, Bloxiverz is currently marketed in the U.S and could have a significant impact on the Company’s revenue generation and favorably impact its progression to profitability.

To complement the historical science-oriented strengths of Flamel as an innovator of drug delivery platforms, we now have enhanced our ability to pursue commercial opportunities and identify new product candidates. Our drug delivery platforms allow us to generate competitive differentiated product profiles (e.g. improvement of pharmacokinetics, efficacy and/or safety). These product development opportunities offer the ability to grow market share and to protect market position, through patent protection and/or product differentiation in multiple marketplaces. In 2013, we have specifically focused our Research and Development (R&D) efforts towards building-up an internal product portfolio; several products formulated using our proprietary drug delivery platforms are currently under development at Flamel in various stages of development. These products will be marketed either by the Company and/or by partners via licensing/distribution agreements. For more details, see “Item 4. Lead Products” and “Item 4. Other Products Under Development”.

As a result of the shift to a specialty pharma model, Flamel’s business is now becoming less dependent on its ability to work with partners in collaborative relationships to develop products using our drug delivery platforms. Nevertheless, Flamel is still exploring development, supply and licensing opportunities for its drug delivery platforms with carefully selected third parties, but does not intend to rely completely on those partnerships to create revenue and profit opportunities. As part of the rationalization of the Company’s products pipeline initiated in 2012, we have continued our efforts to streamline and optimize existing partnerships (see “Item 4. Strategic Alliances”). Consequently, over 2013, our external project portfolio continued to reduce resulting in the decrease in R&D revenues.

Operating expenses increased in 2013 largely as a result of an unfavorable non-cash line item of $28.1 million resulting from the change in fair-value measurement of the liabilities outstanding for the acquisition of Éclat (see 16 and 22 to the Consolidated Financial Statements) as of December 31, 2013 compared with 2012. These commitments were valued at $31.9 million as of December 31, 2012 and at $58.9 million as of December 31, 2013. The valuations are based on current information and data, including financial projections related to the potential of the Éclat products, as well as the share price and interest rate in so far as they influence the value of the warrants. Absent the effects of the fair value measurement and impairment of assets, operating expenses decreased by $1.8 million in 2013. Our investment in research and development, or R&D, has increased as we pursue the development of the Éclat product portfolio and maintain our research efforts on our in-house product portfolio. We continue to maintain an aggressive approach to cost controls and are committed to challenging our costs on non-core activities. As projects advance to later stage development we expect to see an increase in R&D expenditure, including regulatory costs and the payment of FDA filing fees, which are expected to be $2 million for each of the Éclat products we expect to file for approval. Non-cash expenses relative to stock based compensation, amounted to $2.0 million in 2013 and $3.0 million in 2012.

In 2013, our investment in property and equipment was comparable with 2012. Investments were limited to maintenance of our property and equipment.

As in previous years, the majority of the Company’s expenses were incurred in Euros, since the Company’s base of operations is in France. However, a portion of revenues were, and will continue to be, denominated in U.S. dollars, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”. Although our reporting currency is the U.S. dollar, the Company’s functional currency is the Euro. Conversion of the Company’s financial accounts to U.S. dollars for reporting purposes is calculated in accordance with the value of the Euro to the U.S. dollar. See “Item 3. Key Information – Exchange Rates”. As such, the Financial Statements are translated as follows: (1) asset and liability accounts at year-end rates, (2) income statement accounts at quarterly weighted average exchange rates for the year, (3) cash flow statement quarterly weighted average exchange rates for the year, and (4) shareholders' equity accounts at historical rates. Consequently, the variation in the Euro relative to the U.S. dollar has an impact on the interpretation of the financial statements, which may differ from the underlying variations in the functional currency. For example, the weakening of the U.S. dollar relative to the Euro has resulted in a 3.3% decrease in the average value of the US dollar relative to the Euro between 2012 and 2013. Consequently, Euro denominated expenses will appear to have increased by an equivalent amount year on year simply as a result of the translation from Euro to U.S. dollars for reporting purposes. The closing value of the Euro relative to the U.S. dollar has increased by 4.5% resulting in a corresponding increase in amounts represented in the balance sheet as of December 31, 2013, compared with December 31, 2012. The Company does not engage in substantial hedging activities with respect to the risk of exchange rate fluctuations, although it does, from time to time, purchase Euros against invoiced Dollar receivables. There is no outstanding hedging agreement as of December 31, 2013.

In certain instances we may compare expenses from one period to another in this Annual Report on Form 20-F using comparable currency exchange rates in order to assess our underlying performance before taking into account exchange fluctuations. To present this information, prior period expenses are converted into U.S. dollars at current year average exchange rates rather than exchange rates for the prior fiscal year. For example, if SG&A expenses were €6.7 million in each of fiscal year 2013 and fiscal year 2012, we would report $9.0 million of SG&A expenses in fiscal year 2013 (based on the quarterly weighted average exchange rates during 2013) and $8.6 million in fiscal year 2012 (based on the quarterly weighted average exchange rates during 2012). The presentation using comparable currency exchange rates would translate the fiscal 2012 expenses using the fiscal 2013 exchange rates and indicate that underlying expenses were flat rather than increasing by $0.4 million, as would be reported in the financial statements under U.S. GAAP. We use figures prepared on a comparable currency basis for internal analysis and communicate similarly externally from time to time, since we believe this appropriate in order to analyze variations in expenditure from one period to another. However, figures provided on a comparable currency basis are unaudited and are not measurements under U.S. GAAP.

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

The Company has incurred substantial losses since its inception, and through December 31, 2013, had an accumulated deficit of approximately $236million. Flamel expects to maintain its investment in its research and development activities in line with the projects portfolio, while being vigilant to ensure that investments in non-core activities are limited. Thus, there can be no assurance that the Company will not continue to incur losses. We expect our research and development costs to increase as we pursue the development of our own products. We currently have one approved product on the market and an approval requests is pending with the FDA, with a PDUFA date of April 28 2014. We anticipate generating revenue streams on these products in 2014 and beyond, which will be supplemented by further products from the Éclat business in subsequent years which could have a significant impact on the Company’s revenue generation and favorably impact its progression to profitability in the future.. In March 2014 we completed an underwritten public offering which generated $113.6 million in net proceeds. Subsequently; we repaid substantially all of our outstanding long-term debt amounting to $32 million and will use the remaining proceeds along with revenues generated from our Éclat pipeline products to pursue the development of our internal product portfolio, possible including clinical trials.

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

Revenue is generally realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectability is reasonably assured. The Company records revenue from product sales when title and risk of ownership have been transferred to the customer, which is typically upon delivery to the customer. As is customary in the pharmaceutical industry, the Company’s gross product sales are subject to a variety of deductions in arriving at reported net product sales. When the Company recognizes revenue from the sale of its products, an estimate of provision for sales return and allowances is recorded which reduces product sales. These adjustments include estimates for product returns, chargebacks, payment discounts and other sales allowances and rebates. The return allowance, when estimable, is based on an analysis of the historical returns of the product or similar products.

For new product launches the Company recognizes revenue based on net product sales of wholesalers to their customers, until sufficient data is available to determine product acceptance in the marketplace such that product returns may be estimated based on historical data and there is evidence of reorders and consideration is made of wholesaler inventory levels. Net product sales of wholesalers to their customers are determined using sales data from an independent, renowned wholesaler inventory tracking service. Net sales of wholesalers to their customers are calculated by deducting estimates for returns for wholesaler customers, chargebacks, payment discounts and other sales or discounts offered from the applicable gross sales value. When the Company has the ability to estimate product returns from wholesalers, product sales are recognized upon shipment, net of discounts, returns and allowances.   Estimates for product returns are adjusted periodically based upon historical rates of returns, inventory levels in the distribution channel and other related factors.

The Company launched Bloxiverz™ in July of 2013 and determined that market acceptance of the product had not occurred given the absence of wholesaler reorders and insufficient data to determine product returns.  For the twelve months ended December 31, 2013, the criteria for recognizing the revenue were not met and the Company deferred $1.1M of revenue as of December 31, 2013.

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

The Company benefits from tax credits on a percentage of eligible research and development costs. These tax credits can be refundable in cash and are not contingent upon future taxable income. As explained in note 5 to the Consolidated Financial Statements, the company determined that the research tax credit should be classified as a research and development grant and the tax credit is recognized as an offset to research and development expense.

Research and Development Costs

R&D expenses are comprised of the following types of costs incurred in performing R&D activities: salaries, allocated overhead and occupancy costs, clinical trial and related clinical or developmental manufacturing costs, and contract and other outside service fees, filing fees and regulatory support. Research and development expenditures are charged to operations as incurred.

Generally, the Company’s research and development efforts are either funded internally or by third-party partners. The Company’s research and development efforts are organized to allow internal services to support both internal research programs and partner-sponsored research programs simultaneously, reflecting the Company’s approach and belief that internal projects can benefit from the research and development efforts funded by partners and vice versa. Due to this approach, the Company views research and development costs as a whole across the organization and by technological platform. The Company monitors progress on the basis of the actual number of hours/days worked and the cost of outside services for pre-clinical and clinical activities.

Management Estimates

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

Long-Term Debt

Long Term debt associated with the acquisition liabilities arising from the acquisition of Eclat Pharmaceuticals are accounted at fair-value. Long-term debt associated with the Deerfied Facility and Broadfin Facility agreements are accounted for at amortized cost. The Company elected the fair value option for the measurement of the long-term liability associated with the Deerfield and Broadfin Royalty agreements.

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

Results of Operations

Years Ended December 31, 2013, 2012 and 2011

Operating Revenues

The Company had total revenues of $22.4 million in 2013, $26.1 million in 2012 and $32.6 million in 2011. The following table shows revenues attributable to license and research activities in millions of US dollars:

		2011	2012	2013

LICENSE AND RESEARCH REVENUES		$10.6	$9.3	$6.5

RESEARCH		$6.3	$5.1	$5.0

Research	Merck Serono	2.4	-	-
	Pfizer	0.1	-	-
	Eagle Pharmaceuticals	0.3	0.7	0.0
	Undisclosed Partners	3.5	4.4	5.0

LICENSES		$4.3	$4.3	$1.5

Upfront Payment	Merck Serono	1.4	2.7	-
	Baxter International	0.9	-	-
	Pfizer	0.7	-	-
	Undisclosed Partners	1.3	1.3	0.6

Milestones	Merck Serono	-	-	-
	Undisclosed Partners	-	0.3	0.9

TOTAL		$10.6	$9.3	$6.5
	Merck Serono	3.8	2.7	-
	Baxter International	0.9	-	-
	Pfizer	0.8	-	-
	Eagle Pharmaceuticals	0.3	0.7	-
	Undisclosed Partners	4.8	5.9	6.5

In 2013, license and research revenue totaled $6.5 million. License and research revenue in 2012 and 2011 totaled $9.3 million and $10.6 million, respectively. In 2013 research and development revenue totaled $5.0 million and license revenue totaled $1.5 million. In 2012 research and development revenue totaled $5.1 million and license revenue totaled $4.3 million. In 2011 research and development revenue totaled $6.3 million and license revenue totaled $4.3 million. License and research revenues in 2013 and 2012 have decreased compared with 2011 due to the termination of certain partnership agreements with Merck-Serono, Pfizer and Baxter International. This correlates with our transition from a drug delivery company to a self-funded specialty pharma company.

Research and development revenues in 2013 consisted primarily of $5.0 million from undisclosed partners. Research and development revenues in 2012 consisted primarily of $0.7 million from Eagle Pharmaceuticals and $4.4 million from undisclosed partners. Research and development revenues in 2011 consisted primarily of $2.4 million from Merck Serono, $0.1 million from Pfizer, $0.3 million from Eagle Pharmaceuticals and $3.5 million from undisclosed partners.

License revenues in 2013 consisted primarily of $1.5 million from undisclosed Partners. License revenues in 2012 consisted primarily of $2.7 million from Merck Serono (amortization of up-front payments) and $1.6 million from undisclosed partners. License revenues in 2011 consisted primarily of $1.4 million from Merck Serono (amortization of up-front payments), $0.9 million from Baxter International (amortization of up-front payments), $0.7 million from Pfizer (amortization of up-font payment) and $1.3 million from undisclosed partners.

In 2013, product sales and services revenues totaled $9.0 million, $9.7 million in 2012 and $13.4 million in 2011. In 2011 product sales relate solely to sales of Coreg CR microparticles to GSK. In 2012 and 2013, product sales include sales of Coreg CR microparticles to GSK and product sales of Hycet for a total of respectively $0.6 million and $1.0 million. The license for commercialization of Hycet was divested in November 2013. Revenues from the sale of Coreg CR microparticles have decreased in 2013 as a result of the lower demand. The multi-year supply agreement concluded in 2011 provides for fixed unit pricing, as opposed to a cost-plus arrangement in the previous supply agreement, and guaranteed minimal payments minimum period of five years. No earlier than January 1, 2013, GSK may terminate the agreement at its sole discretion by giving six months written notice.

Other revenues of $6.9 million in 2013, $7.1 million in 2012 and $8.6 million in 2011, consisted primarily of royalties from GSK related to the sale of Coreg CR and to a lesser extent royalties from Corning related to the sale of photochromic lenses that incorporate technology licensed from Flamel.

Operating Expenses

The Company had total costs and expenses of $72.5 million in 2013, $34.5 million in 2012, and $42.2 million in 2011.

The terms of acquisition of Éclat Pharmaceuticals in March 2012 included the issuance of a $12 million note, the repayment of which was tied to the approval and net sales of certain Éclat products, and which was repaid in full in March 2014, 3.3 million warrants and earn-out payments based on the gross profit achieved on the Éclat products (see note 2 to the Consolidated Financial Statements). These commitments are revalued and reassessed at each balance sheet date based on information and data available at that time, including financial projections related to the potential of the Éclat products, as well as the share price and interest rate in so far as they influence the value of the warrants. An unfavorable $28.1 million adjustment was accounted in 2013 and a favorable adjustment of $18.8 million in 2012 from the updated fair-value measurement of these liabilities. In addition, in 2012 a $7.2 million charge was recognized to reflect the impairment of acquired R&D assets, mainly reflecting changes in market opportunities occurring post-acquisition for one of the acquired pipeline products.

As in previous years, in 2013 the majority of costs were incurred on research and development. R&D costs totaled $26.7 million in 2013, $26.1 million in 2012 and $25.1 million in 2011. At comparable currency exchange rates, research and development costs increased marginally by $0.1 million in 2013.

Our total research and development expenditures can be split in the following categories ($in millions):

	2011	2012	2013
Salaries and employee benefits	16.9	16.5	13.4
Materials and Supplies	3.9	3.4	2.6
Pre-clinical, Clinical, Regulatory and Manufacturing outside services	2.5	3.9	8.1
Grants and R&D Tax credit	(7.8)	(6.7)	(6.2)
Depreciation of facilities and equipment	2.0	1.7	2.0
Other Expenses & Taxes	6.4	6.2	6.0
Stock-based Stock Compensation	1.2	1.1	0.8
Total	25.1	26.1	26.7

The human resources allocated to each technological platform over the past three years are as follows:

Full Time Equivalents	2011	2012	2013
Micropump®	25	33	47
LiquiTime®	-	1	27
Trigger Lock™	10	11	1
Medusa™	87	78	50

The cost of outside services borne by the Company for pre-clinical, clinical, contract manufacturing and regulatory activities by technological platform over the past three years are as follows ($USD in millions):

		2011	2012	2013
Pre-Clinical	Micropump®	0.3
	Medusa™	1.7	0.4	0.2
	Micropump®			0.3
Clinical	Trigger-Lock™	0.3	-	-
	Medusa™	0.2	0.3
Contract Manufacturing	Éclat	-	1.7	5.5
Regulatory	Éclat	-	1.5	1.9

As of December 31, 2013, Flamel had total research tax credits receivable of $20.6 million. In 2012 the Company obtained an advance secured against the tax credit generated in 2011 valued at $6.1 million as of December 31, 2013. This advance would normally have been received as a cash payment of $6.8 million in 2015. In 2011 the Company obtained an advance secured against the tax credit generated in 2010 valued at $7.1 million as of December 31, 2013. This advance would normally have been received as a cash payment of $7.9 million in 2014. The Company earned a research and development credit of $5.8 million in 2013, $6.5 million in 2012 and$6.1 million in 2011. In 2013, the Company received reimbursement of the 2012 tax credit since it met the criteria to benefit from immediate reimbursement (i.e. considered to be a Small and Medium Enterprise under the EU legislation).

The average number of employees dedicated to research and development activities has decreased year over year. This decrease was driven by the reduction of the external project portfolio.. Total employees as of December 31, 2013 amounted to 251 compared with 256 at the end of 2012 and 267 at the end of 2011. The Company has spent $0.5 million on pre-clinical and clinical studies in 2013 compared with $0.7 million in 2012 and $2.5 million in 2011. This reduction is predominantly due to a reduction in pre-clinical spending on Medusa projects as management has reprioritized project development efforts between the platforms, refocused innovative opportunities to expand the technological platforms, which, in early phases of formulation and prototyping requires, reduced external expenditure. Costs are expected to increase in the future as projects advance into clinical development. In 2013, costs of $7.4 million have been incurred on the Éclat portfolio for contract manufacturing services and regulatory activities, including FDA filing fees. These costs are associated with the development of products with outside contractors and costs for preparation of the FDA filing, including meetings with the agency at key points in the development program and FDA filing and submission fees.

Costs of products and services sold were $4.3 million in 2013, $5.9 million in 2012 and $6.3 million in 2011. These costs relate primarily to the supply of commercial quantities of microparticles of Coreg CR to GSK and the availability of relevant production capacity. In 2013, costs have continued to decline in line with ongoing demand for the product, optimized production scheduling and reduced payroll costs from the release of payroll accruals following changes we implemented in employee compensation, moving to a plan that is performance-based from prior plans that were based on longevity of service.

SG&A expenses, amounted to $13.3 million in 2013, $14.2 million in 2012 and $10.8 million in 2011. SG&A expenses included stock based compensation expense of $1.2 million in 2013, $1.9 million in 2012 and $1.2 million in 2011. SG&A expenses in 2013 include Éclat-related expenses of $4.3 million for 2013 and 2.0 million for 2012. SG&A expenses decreased by $1.2 million over 2012 expenses at comparable currency exchange rates. This decrease is due to legal costs and severance costs incurred as a consequence of the acquisition of Éclat in March 2012 and the change in Chief Executive Officer.

Non-Operating Items

Interest income and realized gains on the sale of monetary SICAVs (Sociétés d’Investissement à Capital Variable) were $0.3 million in 2013 compared with of $0.6 million in 2012 and $0.7 million in 2011. Interest income has reduced due to the reduction in cash and marketable securities. Interest expense was $2.6 million in 2013, $118,000 in 2012 and $24,000 in 2010. The increase in interest expense is due to the $15 million debt financing concluded with Deerfield Management in February 2013 and to a lesser extent the $5 million tranche drawn down on the $15 million debt financing concluded with Broadfin Healthcare Master Fund in December 2013.

The characteristics of the debt financing are as follows:

•	Deerfield Management: nominal interest rate of 12.5% payable quarterly in arrears on the first day of each quarter. Principal amount of the loan repayable over four years as follows: 10% July 1, 2014 and 20%, 30%, and 40% on the second, third and further anniversary respectively, of the original disbursement date. The total principal amount of the Debt of $15 million and accrued interest was repaid on March 24, 2014. Deerfield Management will also receive a 1.75% royalty on net sales of certain products sold by Éclat Pharmaceuticals, subject to required regulatory approvals and sales of these products, until December 31, 2024.
•	Broadfin Healthcare Master Fund: $15 million debt financing divided into three tranches of $5 million each, of which only the initial loan $5 million was drawn. Nominal interest rate of 12.5% payable quarterly in arrears on the first day of each quarter. Principal amount of the loan repayable by January 1, 2017. The total principal amount and outstanding accrued interest was repaid on March 24, 2014. Broadfin will also receive a 0.834% royalty on net sales of certain products sold by Éclat Pharmaceuticals, subject to required regulatory approvals and sales of these products, until December 31, 2024.

The Royalty agreements concluded with Deerfield Management and Broadfin Healthcare Master Fund of respectively 1.75% and 0.834% on net sales of certain products sold by Éclat Pharmaceuticals, subject to required regulatory approvals, generated non-cash expense of $2.0 million in 2013. The fair value option was elected for the measurement of the Royalty liabilities.

Foreign exchange loss was $288,000 in 2013, $180,000 in 2012 and a gain of $273,000 in 2011. These exchange gains and losses are generated by transactions denominated in foreign currency and in particular revenues denominated in USD. The variation in foreign exchange gain/loss results from the volume of operations in foreign currency and the variation in exchange rates over the year.

Other income in 2013 amounted to $0.6 million and consisted of reimbursement of the deductible from a 2007 class action that was dismissed in 2013, compared with $0.1 million in 2012 and 2011.

Income tax benefit in 2013 amounted to $11. million, which reflects tax benefit of statutory net operating losses generated by the operations in the US. In 2012 income tax benefit amounted to 4.7 million of which 4.8 million reflected tax benefits of operations in the US. French business tax calculated on gross profits generated tax expense of $0.1 million in 2013 and 2012, $0.2 million in 2011.

As of December 31, 2013, the Company had $201.6 million in French net operating loss carry-forwards and $36.6 million in US net operating losses carry-forwards. The French carry-forwards can be utilized against future operating income indefinitely, subject to an annual limitation of €1.0 million and 50% of taxable income in excess of this threshold and the US carry-forwards can be utilized against future operating income subject to a limitation of $1.8 million per year on pre-acquisition tax losses of $4.9 million.

Net Income/Loss

For the year ended December 31, 2013, the Company reported a net loss of $42.9 million or $1.69 per share. For the year ended December 31, 2012, Company reported a net loss of $3.2 million or $0.13 per share. For the year ended December 31, 2011, the Company reported a net loss of $8.8 million or $0.36 per share. For the year ended December 31, 2013 adjusted net loss was $16.1 million or $0.63 per share and for the year ended December 31, 2012 adjusted net loss was $17.7 million or $0.70 per share.

Flamel is providing below adjusted net income, which is a non-GAAP financial. Flamel believes that an evaluation of its ongoing operations (and comparison of current operations with historical and future operations) would be difficult if the disclosure of its financial results were limited to financial measures prepared only in accordance with generally accepted accounting principles (GAAP) in the U.S. In addition to disclosing its financial results determined in accordance with GAAP, Flamel is disclosing adjusted net income that excludes the net of tax effect of fair value remeasurement on acquisition liabilities and royalty agreements, impairment of intangible assets and includes operating cash flows associated with the commitments to make earnout payments to Deerfield, in order to supplement investors' and other readers' understanding and assessment of the Company's financial performance. The Company's management uses these non-GAAP measures internally for forecasting, budgeting and measuring its operating performance. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP measures to their most closely applicable GAAP measure set forth below and should consider non-GAAP measures only as a supplement to, not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

	Twelve months ended December 31,
	2012		2013
GAAP Net income (loss) and diluted earnings (loss) per share	$(3,228)	$(0.13)	$(42,925)	$(1.69)

Fair value remeasurement of acquisition liabilities	(18,834)		28,135

Fair value remeasurement of royalty agreements	-		1,990

Tax effects of the above items	258		(2,416)

Asset Impairment net of tax effects	4,302

Earn-out acquisition payment payable	(160)		(840)

Adjusted Net Income (Loss) and adjusted diluted earnings (loss) per share	$(17,661)	$(0.70)	$(16,057)	$(0.63)

Liquidity and Capital Resources

On December 31, 2013, the Company had $6.6 million in cash and cash equivalents and $0.4 million in marketable securities compared with $2.7 million in cash and cash equivalents and $6.4 million in marketable securities on December 31, 2012 and $3.5 million in cash and cash equivalents and $21.0 million in marketable securities on December 31, 2011. The decrease in the level of cash and cash equivalents and marketable securities results from the funding of ongoing operations and the reduction in revenues due to termination of certain projects.

Net cash used in operating activities was $20.7 million as of December 31, 2013, compared with $23.1 million as of December 31, 2012, and $10.3 million as of December 31, 2011. As of December 31, 2013 net cash used in operating activities reflected a net loss of $42.9 million, offset by non-cash movements of $23.9 million, including $30.1 million of expenses on remeasurement of acquisition liabilities, ($11.3) million tax benefit which will be set off against future taxable income, $3.1 million of depreciation on property and equipment, $2.0 million relative to stock compensation expense, ($0.7) million of grants recognized to the income statement and $0.7 million of calculated interest on amortized method on debt financing. Movement in working capital year on year generated a decrease in cash of ($1.7) million representing cash decrease of ($1.4) million related to the commercial launch of Bloxiverz™ and inventory build, offset by increased accrued liabilities and decreased prepaid expenses on R&D expenditure of $1.5 million, increase in R&D tax credit of $0.7 million, offset by a reduction in current and long-term liabilities following the reversal of payroll accruals following the change in compensation policy for a total of ($2.5) million. Cash used by operating activities decreased year on year due to a reduction in cash operating expenses.

Net cash provided by investing activities was $6.0 million in 2013, compared with $15.4 million in 2012. Investing activities included proceeds from the sale of marketable securities for $7.2 million and purchase of marketable securities for $1.1 million. In 2012 and 2013, the Company has maintained the same investment policy and the sale and purchase of marketable securities are limited to the financing of ongoing operations. In 2013, $1.0 million was spent in the purchase of property and equipment compared with $1.1 million in 2012. In 2013, $1.0 million was received as proceeds from the disposal of property and equipment, including the disposal of the license for commercialization of Hycet. In 2012, $1.8 million of cash was acquired following the acquisition of Éclat in March, 2012.

Net cash provided by financing activities was $18.3 million in 2013 and includes loans of $15 million received subsequent to the debt financing concluded with Deerfield Management in February 2013 and $5 million of the $15 million debt financing concluded with Broadfin Healthcare Master Fund in December 2013, and earn-out payments for the acquisition of Éclat of $0.9 million. Cash provided by financing activities was $7.0 million in 2012 and includes an advance of $5.7 million received in the second quarter of 2012 from Oseo, secured against the research and development tax credit of $6.1 million earned in 2011. Cash provided by financing activities was $6.1 million in 2011 and included an advance of $7.4 million received in the second quarter of 2011 from Oseo, secured against the research and development tax credit of $7.7 million earned in 2010 and reimbursement of an advance from Oseo of ($1.9) million, secured against the 2007 research tax credit.

Since its inception, the Company’s operations have consumed substantial amounts of cash and may continue to do so. In March 2014, the Company completed an underwritten public offering of 10,800,000 American Depositary Shares, each representing one ordinary share of Flamel, with an offering price of $9.75 per ADS. Total net proceeds, after deduction of commissions, amounted to $113.6 million. The Company repaid a total of $32 million of principal on outstanding debt on March 24, 2014 relating to the Acquisition liability note with Deerfield of $12 million in principal, the Deerfield Facility Agreement of $15 million in principal and the Broadfin Facility Agreement of $5 million in principal.

The Company believes that ongoing research and product development programs are adequately funded for the next year and believe current working capital to be sufficient for the Company’s present requirements, including commercial launch of products from the Éclat pipeline. The Company also believes current financial resources and cash from various grants, royalty payments, licenses and commercialization of products will be sufficient to meet the Company’s cash requirements in the near future. We believe we have sufficient funds to finance operations and cash requirements for at least the next twelve months.

As of December 31, 2013, the Company held marketable securities classified as available-for-sale and recorded at fair value. Total marketable securities totaled $0.4 million at December 31, 2013 and $6.4 million at December 31, 2012.

As of December 31, 2013, the Company had loans of $2.6 million from Oseo, $2.0 million advance from the French Ministry of Industry for a ‘Proteozome’ research project. These loans do not bear interest and are repayable only in the event that the research is successful technically or commercially. The Company has evaluated the debt due for the purchase of Éclat Pharmaceuticals at $48.4 million as of December 31, 2013. The obligations relative to the acquisition arise from the $12 million senior note issued by our U.S. subsidiary, Flamel US Holdings, Inc., that was guaranteed by us and our subsidiaries and secured by the membership interests and assets of Éclat and the commitment by Flamel US Holdings, to pay 20% of any gross profit generated by certain Éclat launch products and two warrants to purchase a total of 3,300,000 ADSs. The Company has evaluated the debt due on the Facility Agreement and Royalty Agreement concluded with Deerfield management at $12.5 million and $4.6 million respectively and the debt due on the Facility Agreement and Royalty Agreement concluded with Broadfin Healthcare Master Fund at $2.8 million and $2.2 million respectively as of December 31, 2013 See Item 10. Additional Information – Material Contracts and Note 16 – Long Term Debt for more information regarding these obligations. Long-term indebtedness associated with the $12 million acquisition note, Deerfield Facility and Broadfin Facility was subsequently repaid in March 2014 as described above.

In 2004, Flamel and GSK entered into a four year supply agreement which included provisions for payments to Flamel of $20.7 million to support the costs and capital expenditure relative to the creation of a manufacturing area for the production of commercial supply of the product. Flamel has immediate title to the building and fixtures and title to production equipment vests with GSK for the duration of the supply agreement.

If the Company breaches the supply agreement through gross negligence, GSK can choose to terminate the supply agreement. In the event of a breach and a decision to terminate the agreement, all payments received become repayable to GSK and Flamel will receive immediate title to all production equipment.

Upon cessation of the supply agreement, in the normal course, GSK will pass title to all production equipment to Flamel without cost. A total of $8.2 million has been spent on the acquisition of buildings and fixtures and a total of $11.1 million has been spent on behalf of GSK for the purchase of production equipment. The funds received from GSK to finance the acquisition of assets owned by Flamel are classified as a current liability for $0.3 million and as a long term liability for $3.4 million. The total liability is being amortized on a pro-rata basis over the expected life of the related assets and reflected as an offset of the depreciation of the related assets.

In July 2006, the supply agreement was supplemented by an agreement with GSK to partly sponsor the expansion of facilities at Pessac from two lines to three. The provisions of the agreement include payments to Flamel of $8.1 million to partially support the acquisition of equipment, building and fixtures to which Flamel has immediate title. As of December 31, 2013 these funds are classified as a current liability for $0.3 million and as a long term liability for $2.6 million. The liability is being amortized on a pro-rata basis over the expected life of the assets and proportionally based on funding received compared with the total value of the related assets. The amortization of the liability is reflected as an offset of the depreciation of the related assets.

In June 2011, the Company obtained an advance from OSEO for $7.4 million secured against the research tax credit due to the Company by the tax authorities for expenditures incurred in 2010, totaling $7.7 million. In June 2012, the Company obtained an advance from OSEO for $5.7 million secured against the research tax credit due to the Company by the tax authorities for expenditures incurred in 2011, totaling $6.1 million. The interest rate applied is the monthly average of the Euro Interbank Offered Rate (EURIBOR) plus 0.9%. As of December 31, 2013 the total liability amounted to $13.2 million classified as a current liability for $7.1 million and as a long term liability for $6.1 million.

The contractual cash obligations of the Company as of December 31, 2013, are as follows:

	Payments Due by Period
(in thousands of U.S. dollars)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-Term Debt Obligations (see Note 16) [1]	$124,053	$20,286	$52,343	$28,647	$22,777
Capital Lease Obligations (see Note 17)	$194	$91	$103	-	-
Operating Leases Obligations (see Note 23.2)	$1,580	$846	$716	$18	-
Other Long-Term Liabilities reflected on the Registrant’s Balance Sheet under GAAP (see Note 21)	$997	$153	$250	$260	$334
Total Contractual Cash Obligations	$126,824	$21,376	$53,412	$28,925	$23,111

Future interest payments included in capital lease obligations amount to a total of $6,000.

[1] The Company repaid a total of $32 million of principal on outstanding debt on March 24, 2014 relating to the Acquisition liability note, $12 million in principal, Deerfield Facility Agreement, $15 million in principal and Broadfin Facility Agreement, $5 million in principal.

Off-Balance Sheet Arrangements

As of December 31, 2013, the Company has no off-balance sheet arrangements.

ITEM 6. Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth the name and position of the directors of the Company as of December 31, 2013. Michael S. Anderson, former Chief Executive Officer of Éclat, was appointed Chief Executive Officer of the Company, effective March 13, 2012.

Name	Position	Year of Initial Appointment

Stephen H. Willard (1) (4)	Non-Executive Chairman of the Board of Directors	2000
Michael S. Anderson	Chief Executive Officer and Director	2012
Catherine Bréchignac (3)	Director	2011
Guillaume Cerutti (1) (2)	Director	2011
Dr. Francis J.T Fildes (1) (2)	Director	2008
Craig Stapleton (1) (2) (3)	Director	2011
Elie Vannier (2) (3)	Director	2005

(1) Member of the Compensation Committee

(2) Member of the Audit Committee

(3) Member of the Nominating and Corporate Governance Committee

(4) Appointed as a Director in 2001

The following table sets forth the name and position of the executive officers and senior management of the Registrant.

Name	Position	Year of Initial Appointment
Michael S. Anderson	Chief Executive Officer	2012
Siân Crouzet	Principal Financial Officer	2005
Christian Kalita	Directeur Général Délégué Pharmacien Responsable (Chief Pharmacist)	2005
Steven A. Lisi	Senior Vice President, Business and Corporate Development	2012
Gregg Stetsko	Vice President, Research and Development	2013
Phillandas T. Thompson	Senior Vice President and General Counsel	2013

The term of office of each of the directors expires at the year 2014 ordinary shareholders meeting. With the exception of Mr. Anderson, all of the directors are independent as defined in NASDAQ Marketplace Rule 5605 (a)(2).

In accordance with French law governing a société anonyme, the Company is managed by its Board of Directors and by its Directeur Général (Chief Executive Officer), who has full executive authority to manage the affairs of the Company, subject to the prior authorization of the Board of Directors or of the Company’s shareholders for certain decisions expressly specified by law. In addition, the Directeur Général may submit to the Board of Directors the nomination of one or more, but not more than five Directeurs Généraux Délégués.

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

The Company’s Board of Directors currently consists of seven members, six of whom are outside directors and whom we believe bring broad experience to Flamel:

•	Mr. Stephen H. Willard was the Chief Executive Officer through March 12, 2012 and has been Chairman of the Board of Directors of Flamel Technologies SA since June 2012. Prior to being asked to serve as CEO by the Board of Directors in June 2005, Mr. Willard was the Company’s Chief Financial Officer and General Counsel;

•	Catherine Bréchignac is the Permanent Secretary for the French National Academy of Sciences, former Chairperson of the French National Centre for Scientific Research (CNRS), a member of the American Academy of Arts and Sciences and French Ambassador for Sciences and Technology;

•	Guillaume Cerutti is the Chairman and Chief Executive Officer of Sotheby’s France, former CEO of the French Directorate General for Competition, Consumer Affairs and Repression of Fraud, (Ministry of Finance and Economy) and currently serves as Chairman of the Board of the ‘Institut de Financement du Cinéma et des Industries Culturelles’;

•	Francis JT Fildes is the former Senior Vice President: Head of Global Development for AstraZeneca, PLC, former Director of ProStrakan Pharmaceuticals PLC and a current Director of Fildes Partners Ltd and a Fellow of the Royal Society of Medicine and the Royal Society of Chemistry;

•	The Honorable Craig Stapleton is the former United States Ambassador to France and Director of Carlisle Bank and Lead Director of Abercrombie and Fitch;

•	Elie Vannier, is the former Group Managing Director of WALLY, former Chief Operating Officer of GrandVision SA, and a current Director of Ingénico, Famar, New Cities Foundation, GPPH and Pharmacie Principale;

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

The Board has a Compensation Committee comprised of solely independent directors, namely Francis J.T. Fildes (Chairman), Guillaume Cerutti, Ambassador Craig Stapleton, and Stephen H. Willard. The Compensation Committee makes recommendations to the Board on the compensation of the executive officers of the Company, including the Chief Executive Officer. The Board makes the final decisions on compensation. The Board has an Audit Committee comprised of solely independent directors, namely Guillaume Cerutti (Chairman), Francis J.T. Fildes, Ambassador Craig Stapleton, and Elie Vannier. The Audit Committee recommends to the Board the selection of Flamel’s independent auditors and reviews the findings of the auditors and operates in accordance with the Audit Committee Charter, which is reviewed annually. The Board has a Nominating and Corporate Governance Committee, composed of solely independent directors, namely Ambassador Craig Stapleton (Chairman), Catherine Bréchignac and Elie Vannier. Each of the Compensation Committee, Audit Committee, and Nominating and Corporate Governance Committee has a written charter. The Audit Committee Charter outlines the roles and responsibilities of the Audit Committee which includes appointment, compensation and oversight of the work of any registered public accounting firm employed by the Company and review of all related party transactions. The Audit Committee also assists the Board in oversight of: (1) the integrity of the financial statements of the Company; (2) the adequacy of the Company’s system of internal controls; (3) compliance by the Company with legal and regulatory requirements; (4) the qualifications and independence of the Company’s independent auditors; and (5) the performance of the Company’s independent and internal auditors. The Company also has an informal Scientific Advisory Board.

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

Compensation of Directors and Officers

During 2013, the amount of compensation paid or accrued for the benefit of executive officers of the Company and its subsidiaries for services in all capacities was $531,222 for Michael S. Anderson. In the event that Mr. Anderson’s is terminated for any reason, subject to him being in office at least one year, other than for cause, Flamel will pay Mr. Anderson €500,000, subject to his signing a settlement agreement with Flamel. A total of $992,000 has been accrued at December 31, 2013, including applicable social charges.

On June 20, 2013, a shareholders’ meeting approved a total amount of annual attendance fees to be allocated to the Board of 225,000 Euros, of which 210,000 Euros was subsequently distributed. For the fiscal year 2013 a total amount of 222,500 Euros ($295,525) was paid or accrued for the benefit of non-executives for their services in that capacity. Executive directors do not receive compensation for their service in that capacity.

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

Mr. Phil Thompson was appointed Senior Vice President and General Counsel in November 2013. Previously, he served as Vice President, Legal Affairs at West-Ward Pharmaceutical Corp., Vice President, General Counsel at Paddock Laboratories, Inc., Vice President, Strategic Business Transactions and Assistant General Counsel at KV Pharmaceutical Co, Associate General Counsel at Barr Laboratories, Inc. and a corporate associate at White & Case, LLP. Mr. Thompson earned a B.A. from Washington University and is also a graduate of the University of Michigan Law School and the University of Michigan’s Ross School of Business.

Options to Purchase Securities from the Company

On June 20, 2013, the shareholders of the Company authorized the issuance of up to 300,000 warrants reserved to a category of beneficiaries comprising directors and Scientific Advisory Board’s members who are neither authorized agents nor employees of the company, but including the Chairman of the Board of Directors of which 200,000 have been subscribed for.

On June 20, 2013, the Board of Directors authorized the Directors of the Company, Mrs. Bréchignac and Mssrs, Cerutti, Fildes, Stapleton,Vannier and Willard, to subscribe for 45,000 warrants each and two members of the Scientific Advisory Board to subscribe for 10,000 warrants each at a subscription price of 0.43 Euros per warrant ($0.58) based on the historical exchange rate on the grant date. Each warrant is exercisable to purchase one share at a price of 4.58 Euros ($6.14) based on the historical exchange rate on the grant date.

On June 20, 2013 the shareholders of the Company authorized the creation of a share option plan (the ‘2013 Plan’), which authorizes the Board of Directors to issue options to subscribe for up to 600,000 Shares. The 2013 Plan is designed to permit the granting of ‘qualifying stock options’ under French tax law principles as well as ‘incentive stock options’ under the Internal Revenue Code of 1986, as amended. Options granted under the 2013 Plan will have an exercise price based on the market price of the share, in the form of ADS, on NASDAQ, on the day preceding the date of the Board meeting, provided however, that such price is not less than 80% of the average market price for the shares on the NASDAQ, in the form of ADSs, during the last twenty trading days preceding said meeting. In this case, the price of the shares should be equal or superior to 80% of the average market price for the share on NASDAQ, in the form of ADS, during the last twenty trading days preceding such meeting. The options granted under the 2013 Plan are exercisable up to ten years from the date of grant.

On June 20, 2013, the shareholders of the Company authorized the issuance of 200,000 new shares that the Board of Directors was authorized to award and issue free of charge to officers and employees of the Company as compensation for services rendered. Under the terms of the awards, the shares are definitively owned by the beneficiaries two years following their allocation, and the beneficiaries are required to retain the shares for a further two years.

Free Share Awards Granted and Warrants Subscribed from January 1, 2013 to March 31, 2014

	Stock Options	Exercise Price in Euros	Exercise Price in USD (1)	Expiration	Free Share Awards
Anderson	80,500	3.00	4.07	February 2023
Bourboulou	-	-	-	-	7,000
Capelle	5,000	3.00	4.07	February 2023
	6,000	5.35	7.36	December 2023	5,000
Chatellier	7,000	3.00	4.07	February 2023
	20,000	5.35	7.36	December 2023	10,000
Crouzet	10,000	3.00	4.07	February 2023
	20,000	5.35	7.36	December 2023	10,000
Kalita	5,000	3.00	4.07	February 2023
	6,000	5.35	7.36	December 2023	5,000
Lisi	25,000	3.00	4.07	February 2023
	95,000	5.35	7.36	December 2023
Macke	7,500	3.00	4.07	February 2023
	20,000	5.35	7.36	December 2023	10,000
Stetsko	100,000	3.00	4.07	February 2023
	80,000	5.35	7.36	December 2023	10,000
Thompson	100,000	5.35	7.36	December 2023

(1) Historical value at date of grant.

Employees

As of December 31, 2013, Flamel had 246 full-time employees and an average of 251 employees over 2013. The following table sets forth the average number of employees for each of the last three years based on their principal geographic locations.

Employees

Year End	Venissieux (1)	Pessac (2)	U.S. (3)	Total
2011	141	138	3	282
2012	125	131	8	264
2013	118	124	9	251

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

Share Ownership

The following table sets forth the share ownership of directors and executive officers as of the date indicated:

OWNERSHIP OF SHARES AS OF MARCH 31, 2014

Name	Shares Owned	% of Ordinary Shares Outstanding	Warrants	Number of Options	Exercise Price in Euros €	Exercise Price in USD (1) $	Expiration	Free Share Awards	Total	Total %

Willard	449,998	1.18%		150,000	14.81	19.70	December 2014
				100,000	16.23	19.35	December 2015
				100,000	25.39	33.46	December 2016
				75,000	4.03	5.17	December 2018
				100,000	5.06	7.46	December 2019
				100,000	5.29	7.01	December 2020
				100,000	3.28	4.39	December 2021		1,174,998	2.57%
Bréchignac	1	0.00%							1	0.00%
Cerutti	1	0.00%	50,000		3.54	5.04	June 2015
			45,000		4.58	6.14	June 2017		95,001	0.21%
Fildes	1	0.00%	50,000		5.44	6.68	June 2014
			50,000		3.54	5.04	June 2015
			45,000		4.58	6.14	June 2017		145,001	0.32%
Stapleton	303,251	0.79%	50,000		3.54	5.04	June 2015
			45,000		4.58	6.14	June 2017		398,251	0.87%
Vannier	1	0.00%	45,000		4.58	6.14	June 2017		45,001	0.10%

Anderson	26,000	0.07%		275,000	5.25	6.93	March 2022
				80,500	3.00	4.07	February 2023	35,250	416,750	0.91%
Crouzet	44,560	0.12%		49,990	12.86	15.83	September 2015
				5,000	16.23	19.35	December 2015
				3,750	25.39	33.46	December 2016
				10,000	5.06	7.46	December 2019
				5,000	3.28	4.39	December 2021
				10,000	3.00	4.07	February 2023
				20,000	5.35	7.36	December 2023	20,000	168,300	0.37%
Kalita	29,500	0.08%		50,000	16.23	19.35	December 2015
				6,500	25.39	33.46	December 2016
				5,000	5.06	7.46	December 2019
				5,000	5.29	7.01	December 2020
				5,000	3.28	4.39	December 2021
				5,000	3.00	4.07	February 2023
				6,000	5.35	7.36	December 2023	10,000	122,000	0.27%
Lisi	117,000			275,000	4.09	5.01	July 2022
				25,000	3.00	4.07	February 2023
				95,000	5.35	7.36	December 2023	2,500	514,500	1.13%
Stetsko	20,000	0.05%		100,000	3.00	4.07	February 2023
				80,000	5.35	7.36	December 2023	10,000	210,000	0.46%
Thompson	-			100,000	5.35	7.36	December 2023		100,000	0.22%

(1) Historical value at date of grant

ITEM 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth as of March 31, 2014, the percentage of Ordinary Shares owned by Deerfield Capital Management L.P. and Broadfin Capital LLC., the persons each known to beneficially own more than 5% of the Company’s Ordinary Shares. The table set forth below is based on information contained in Schedule 13/Ds or 13/Gs on file with the SEC as of March 31, 2014. Percentages are calculated based on 38,267,550 total shares, which was the total number of shares outstanding as of March 31, 2014.

Identity of Person or Group	Amount of Ordinary Shares Owned		Percentage of Class

Deerfield Capital L.P	4,333,475	(1)	11.32%

Broadfin Capital LLC	3,767,911		9.85%

1)	Information as to the amount and nature of beneficial ownership was obtained from the Schedule 13G filed with the SEC on December 5, 2012 by Deerfield Capital L.P. and its affiliates (“Deerfield”). Deerfield shares beneficial ownership with Deerfield Special Situations Funds LP in respect of 532,712 Ordinary Shares, Deerfield Private Design Fund II LP in respect of 1,432,534 Ordinary Shares, Deerfield Private Design International II in respect of 1,641,574 Ordinary Shares, and Deerfield Management Company L.P. and Deerfield Special Situations Fund International Limited in respect of all 726,655 Ordinary Shares. Such reported amount excludes warrants to purchase ADSs representing 3,300,000 ordinary shares of Flamel held by Breaking Stick Holdings, LLC (formerly Éclat Holdings), the manager of which is Deerfield Management Company, LP and of which Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P. are members. The address of Deerfield is 780 Third Avenue, 37th Floor, New York, New York 10017.
2)	Information as to the amount and nature of beneficial ownership was obtained from the Schedule 13G/A filed with the SEC on February 14, 2014 by Broadfin Capital LLC (“Broadfin”). As of the close of business on December 31, 2012, Broadfin beneficially owned 2,491,261 ADRs, (The address of Broadfin is 237 Park Avenue, Suite 900, New York, New York 10017.

The Company’s major shareholders do not have different voting rights. To the best of our knowledge, Flamel Technologies is not directly or indirectly owned or controlled by another corporation, by any government, or by any other natural or legal person. We are not aware of any arrangement that may at a subsequent date result in a change of control. As of March 31, 2014, the Company has Ordinary shareholders of record including the Bank of New York. Approximately 97.4% of the Company’s outstanding shares are represented by American Depositary Shares (ADS). Approximately 2.07% of the Ordinary Shares are held in France. No record holder resides in France.

Significant changes in the percentage ownership held of record by any of our major shareholders in the last three years, as reported to the SEC, were as follows:

Major Shareholder	Filing Date	Ownership Percentage

BVF, Inc.	February 10, 2010	14.49%
BVF Partners L.P.	February 11, 2011	11.56%
	January 11, 2012	7.84%
	February, 14, 2013	0.85%

Broadfin Capital LLC	September 28, 2012	5.12%
	February 18, 2013	9.80%
	June 13, 2013	7.80%
	February 14, 2014 [1]	9.85%
Deerfield Capital L.P.	August 31, 2011	4.90%
	December 5, 2011	5.01%
	January 4, 2012 [1]	11.32%

O.S.S. Capital Management LP	February 22, 2010	23.52%
Schafer Brothers LLC	March 31, 2010	13.1%
Oscar S. Schafer	February 14, 2011	12.47%
	January 4, 2012	0.0%

Visium Asset Management L.P.	April 9, 2010	7.58%
	February 14, 2011	7.09%
	February 10, 2012	7.74%
	February 14, 2013	0%

[1] Percentages have been adjusted to reflect the capital raise completed in March, 2014.

Related Party Transactions

In March 2012, we acquired, through our wholly owned subsidiary Flamel US, all of the membership interests of Éclat from Éclat Holdings, an affiliate of our largest shareholder Deerfield Capital L.P., for consideration primarily consisting of a $12 million senior, secured six-year note that is guaranteed by us and our subsidiaries and secured by the equity interests and assets of Éclat, two warrants to purchase a total of 3,300,000 ADSs of Flamel and commitments to make earnout payments of 20% of any gross profit generated by certain Éclat launch products and 100% of the gross profit generated by our former product Hycet®, which we sold in 2013, up to a maximum of $1 million. Upon closing of the acquisition, Mr. Anderson, the Chief Executive Officer of Éclat, was appointed Chief Executive Officer of Flamel. Mr. Anderson retains a minority interest in Éclat Holdings, renamed Breaking Stick, and does not have the ability to control this entity by virtue of his minority interest. The senior secured note was repaid in full in March 2014 using the net proceeds from our public sale of ADSs.

On February 4, 2013, we entered into a Facility Agreement (the “Deerfield Facility”), through Flamel US with Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P. (together, the “Deerfield Entities”) providing for debt financing of $15 million by the Deerfield Entities (the “Loan”). The loan was repaid in full in March 2014 using the net proceeds from our public sale of ADSs.

The Deerfield Facility was subject to certain limitations, and allowed us to use the funds for working capital, including continued investment in our research and development projects. Interest accrued at 12.5% per annum to be paid quarterly in arrears, commencing on April 1, 2013, and on the first business day of each July, October, January and April thereafter Pursuant to the Deerfield Facility, we were required to pay the Deerfield Entities a fee of $112,500 for entering into the transaction and to reimburse the Deerfield Entities for legal costs and expenses incurred in effecting the transaction.

The Deerfield Facility agreement is attached hereto as Exhibit 4.7 and incorporated herein by this reference.

In conjunction with our entry in the Deerfield Facility, Éclat entered into a Royalty Agreement with Horizon Santé FLML, Sarl and Deerfield Private Design Fund II, L.P., both affiliates of the Deerfield Entities (together, “Deerfield PDF/Horizon”). The Royalty Agreement provides for Éclat to pay Deerfield PDF/Horizon 1.75% of the net sales price of the products sold by us and any of our affiliates until December 31, 2024, with royalty payments accruing daily and paid in arrears for each calendar quarter during the term of the Royalty Agreement. The Royalty Agreement requires Éclat to take all commercially reasonable efforts to obtain the necessary regulatory approvals to sell the products in the United States and to market the Products after receiving such approvals.

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

We have also entered into two pledge agreements on certain receivables and equipment we own. These agreements are required to be recorded under French law at the request of Deerfield.

As of December 3, 2013, we and certain of our U.S. subsidiaries entered into a Facility Agreement (the “Broadfin Facility”) with Broadfin Healthcare Master Fund, Ltd. (“Broadfin”) providing for loans by Broadfin in an aggregate amount not to exceed $15.0 million. The loans under the Facility were secured by a first priority security interest in intellectual property associated with our Medusa technology and a junior lien on substantially all of the assets of the borrowers, which were previously pledged in connection with the Deerfield Facility, the Royalty Agreement and the notes issued in connection with the Éclat acquisition. In addition, we have agreed to grant a junior lien on certain equipment located in France, if such equipment is pledged under the Deerfield Facility and/or the Éclat note.

Under the terms of the Broadfin Facility, upon closing Broadfin made an initial loan of $5.0 million and we had the ability to request, at any time prior to August 15, 2014, up to two additional loans in the amount of $5.0 million each, with funding subject to certain specified conditions. Loans under the Facility were scheduled to mature upon the earlier to occur of (i) January 31, 2017 and (ii) the repayment in full of all outstanding amounts under the Deerfield Facility, but in no event prior to November 15, 2015. We had the ability to prepay the outstanding loans under the Broadfin Facility at any time, without prepayment penalty and the full $5.0 million outstanding was subsequently repaid using a portion of the net proceeds from our public sale of ADSs in March 2014. Prior to repayment, interest accrued on the loan under the Broadfin Facility at a rate of 12.5% per annum, payable quarterly in arrears, commencing on January 1, 2014.

In connection with entering into the Broadfin Facility, we also entered into a Royalty Agreement with Broadfin, dated as of December 3, 2013 (the “Broadfin Royalty Agreement”). Pursuant to the Broadfin Royalty Agreement, we are required to pay a royalty of 0.834% on the net sales of certain products sold by Éclat Pharmaceuticals, LLC and any of its affiliates until December 31, 2024.

Concurrent with entering into the Braodfin Facility, we also amended the terms of the Deerfield Facility and the agreement governing the Éclat notes to, among other things, permit the indebtedness and liens under the Braodfin Facility and to grant a junior lien to the respective lenders on the Medusa Technology.

The Broadfin Facility and the Broadfin Royalty Agreement are attached hereto as Exhibits [4.10] and [4.11], respectively

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

Significant Changes

In March 2012, the Company acquired all of the membership interests of Éclat, a St. Louis-based specialty pharmaceutical company focused on the development, approval and commercialization of niche branded and generic pharmaceutical products. For more information about this transaction, see ‘Item 10. Additional Information – Material Contracts’. In March the Company closed an offering whereby a total of 12.4 million ADSs, representing Company’s ordinary shares, were sold in an underwritten public offering resulting in net proceeds (after commissions) of $113.6 million.

ITEM 9. The Offer and Listing

The principal trading market for the Company’s securities in ADSs is the NASDAQ Global Market. Each ADS represents one Share, nominal value 0.122 Euros. Each ADS is evidenced by an ADR. The Bank of New York is the Depositary for the ADRs. As of December 31, 2013, there were 24,499,792 ADSs outstanding in the United States and there were 30 holders of ADSs on record. As of December 31, 2013, there were 25,612,550 Shares outstanding. As a result of the public offering completed in March 2014, the number of ADSs and shares outstanding was significantly increased to 37,259,367 ADSs and 38,267,550 shares as of March 31, 2014.

The following table shows the high and low closing sales prices of the ADSs on the NASDAQ Market for the periods indicated.

	Price Per ADS (U.S.$)
Year	High	Low

2009	9.67	3.99
2010	9.60	6.02
2011	6.97	3.85
2012	7.67	2.99
2013	8.21	3.25

	Price Per ADS (U.S.$)
Quarter Ended	High	Low
1st Quarter, 2011	6.97	5.82
2nd Quarter, 2011	6.63	5.02
3rd Quarter, 2011	5.44	3.85
4th Quarter, 2011	5.26	4.08
1st Quarter, 2012	7.67	5.11
2nd Quarter, 2012	5.65	4.05
3rd Quarter, 2012	5.50	4.06
4th Quarter, 2012	4.25	2.99
1st Quarter, 2013	4.59	3.25
2nd Quarter, 2013	6.28	4.05
3rd Quarter, 2013	6.66	5.68
4th Quarter, 2013	8.21	5.39
1st Quarter, 2014	14.70	8.15

	Price Per ADS (U.S.$)
Month Ended	High	Low
October 31, 2013	7.56	6.18
November 30, 2013	7.34	5.39
December 31, 2013	8.21	7.20
January 31, 2014	11.00	8.15
February 28, 2014	10.80	9.20
March 31, 2014	14.70	10.1

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

Material Contracts

We have entered into certain material contracts in connection with the Éclat acquisition and other debt financing. See ‘Item 7: Major Shareholders and Related Party Transactions’. The following is a summary of the material terms of these contracts that is qualified in its entirety by reference to the actual documents attached as exhibits to this Annual Report on Form 20-F and for those incorporated by reference herein:

Note Agreement and Note

Under the terms of a Note Agreement among Flamel, Flamel US and Éclat Holdings dated March 13, 2012, Flamel US issued a $12 million senior note to Éclat Holdings that was guaranteed by Flamel and its subsidiaries and secured by the membership interests and assets of Éclat. The note was payable over six years only if certain contingencies are satisfied. The note accrued interest at an annual rate of 7.5%, payable in kind, until one Éclat launch product is approved by the FDA. After FDA approval of one Éclat launch product is obtained, any interest previously capitalized was payable in cash no later than nine months following FDA approval, and any future interest was payable in cash when due. The note was repaid in full in March 2014.

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

Deerfield Facility Agreement

The Deerfield Facility was effective as of December 31, 2012, and allowed Flamel to use the funds for working capital, including continued investment in its research and development projects. The aggregate principal amount of the Loan was required to be repaid over four years as follows: 10% on July 1, 2014, and 20%, 30% and 40% on the second, third, and fourth anniversary, respectively, of the original disbursement date of the Loan. Notwithstanding the foregoing, the entire principal amount of the Loan could be repaid in whole or in part on any interest payment date occurring after December 31, 2013. Interest accrued at 12.5% per annum to be paid quarterly in arrears, commencing on April 1, 2013, and on the first business day of each July, October, January and April thereafter. All amounts under the Deerfield Facility were repaid in full in March 2014.

Deerfield Royalty Agreement

The Royalty Agreement, dated December 31, 2012, provides for Éclat to pay Deerfield PDF/Horizon 1.75% of the net sales price of the Products sold by Flamel and any of its affiliates until December 31, 2024, with royalty payments accruing daily and paid in arrears for each calendar quarter during the term of the Royalty Agreement. The Royalty Agreement requires Éclat to take all commercially reasonable efforts to obtain the necessary regulatory approvals to sell the Products in the United States and to market the Products after receiving such approvals.

Broadfin Facility and Royalty Agreement

The Broadfin Facility was effective as of December 3, 2013 and allowed Flamel to use the funds for working capital, including continued investment in its research and development projects. Under the terms of the Broadfin Facility, upon closing Broadfin made an initial loan of $5.0 million and we had the ability to request, at any time prior to August 15, 2014, up to two additional loans in the amount of $5.0 million each, with funding subject to certain specified conditions. Loans under the Facility were scheduled to mature upon the earlier to occur of (i) January 31, 2017 and (ii) the repayment in full of all outstanding amounts under the Deerfield Facility, but in no event prior to November 15, 2015. We had the ability to prepay the outstanding loans under the Broadfin Facility at any time, without prepayment penalty and the full $5.0 million outstanding was subsequently repaid in March 2014. Prior to repayment, interest accrued on the loan under the Broadfin Facility at a rate of 12.5% per annum, payable quarterly in arrears, commencing on January 1, 2014.

In connection with entering into the Broadfin Facility, we also entered into the Broadfin Royalty Agreement. Pursuant to the Broadfin Royalty Agreement, we are required to pay a royalty of 0.834% on the net sales of certain products sold by Éclat Pharmaceuticals, LLC and any of its affiliates until December 31, 2024.

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

U.S. Federal Income Tax

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

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk

The Company conducts a portion of its business transactions in U.S. dollars. For the year ended December 31, 2013 revenues denominated in U.S. dollars represented 46% of total revenues. As a result, the Company’s financial results could be significantly affected by the fluctuation of the Euro relative to the U.S. dollar. Specifically, 34.6% of the Company’s cash and cash equivalents, totalling $2.3 million as of December 31, 2013, and all of the Company’s marketable securities, totalling $0.4 million, as of December 31, 2013, are denominated in Euros, as are the vast majority of the Company’s expenses. If the dollar were to strengthen by 10% versus the Euro, there would be a corresponding negative effect on these items of $0.2 million in our balance sheet. Conversely, if the dollar were to weaken by 10% versus the Euro, there would be a positive effect on these items of $0.3 million in our balance sheet. See ‘Item 5. Operating and Financial Review and Prospects - Overview.’

We believe the Company is not exposed to interest rate risk.

ITEM 12. Description of Securities Other Than Equity Securities

ITEM 12.A Debt Securities

Not applicable.

ITEM 12.B Warrants and Rights

Not applicable.

ITEM 12.C Other Securities

Not applicable.

ITEM 12.D American Depositary Shares

Charges of Depositary

The Company will pay fees, reasonable expenses and out-of-pocket charges of the depositary and those of any registrar only in accordance with agreements in writing entered into between the Depositary and the Company from time to time. The following charges may be incurred by holders depositing or withdrawing shares or by any party surrendering receipts or to whom receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the receipts or deposited securities or a distribution of receipts pursuant to the terms of the deposit agreement):

Amount:		For:
1.	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADRs, including issuances resulting from a distribution of shares or rights or other property Cancellation of ADRs for the purpose of withdrawal, including if the Deposit Agreement terminates

2.	$0.05 (or less) per ADS	Any cash distribution to you

3.	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADR holders

4.	$1.50 or less per certificate	Registration or transfer of ADRs

5.	$0.05 (or less) per ADS per calendar year	Depositary services

6.	Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares

7.	Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement)

8.	Taxes and other governmental charges the Depositary or the Custodian has to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

9.	Expenses of the Depositary in converting foreign currency to U.S. dollars	As necessary

10.	Any charges incurred by the Depositary or its agents for servicing the deposited securities.	As necessary

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

There has not been any material default with respect to any indebtedness of the Company.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15. Controls and Procedures

Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Principal Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2013. Based on this evaluation, the Chief Executive Officer and Principal Financial Officer of the Company concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2013.

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

The Company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2013. Management based this assessment on criteria for effective internal control over financial reporting described in “Internal Control – Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2013, the Company maintained effective internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the Board of Directors.

Attestation report of registered public accounting firm

The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, as stated in their report on the Company’s internal control over reporting as of December 31, 2013, which is included herein.
 See report of PricewaterhouseCoopers Audit, an independent registered public accounting firm, included within the financial statements on page F-2.

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

ITEM 16C. Principal Accountant Fees and Services

The following is a summary of the fees billed to Flamel by PricewaterhouseCoopers Audit for professional services rendered for the fiscal years ended December 31, 2013 and 2012:

Fee Category	Fiscal 2013 Fees (Euros)	Fiscal 2012 Fees (Euros)
Audit Fees	263,000	297,000
Audit-Related Fees	8,500	7,900
Tax Fees
All Other Fees
Total Fees	271,500	304,900

All fees were billed in Euros. Using the average exchange rate of 1.3282 U.S dollars per Euro for 2013, and 1.2856 U.S dollars per Euro for 2012 audit fees equaled $360,606 for Fiscal 2013 and $391,979 for Fiscal 2012.

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

All Other Fees. There were no fees billed for professional services in fiscal years 2013 and 2012 that are not included in one of the above categories.

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

The Company also has been granted an exemption from NASDAQ Marketplace Rule 5620(b). The French Commercial Code does not require that we solicit or provide proxy statements for meetings of shareholders. In accordance with the French Commercial Code and our statuts, we inform shareholders of all meetings in a public notice, which notice states the requirements for admission to the meeting. Meeting the Nasdaq requirement to solicit proxies and provide proxy statements for shareholder meetings would be contrary to accepted business practice in France.

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

Not applicable

PART III

ITEM 17. Financial Statements

Not applicable. See ‘Item 18. Financial Statements.’

ITEM 18. Financial Statements

The following financial statements, together with the reports of Independent registered public accounting firm thereon, are filed as part of this Annual Report:

See pages F-1 through F-41.

The registrant undertakes to provide to each shareholder requesting the same a copy of each exhibit referred to herein upon payment of a reasonable fee limited to the registrant’s reasonable expenses in furnishing such exhibit.

ITEM 19. Exhibits

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Revised Statuts or bylaws of the Company (Filed herewith)
2.1	Amended and Restated Deposit Agreement among Flamel, The Bank of New York, as Depositary, and holders from time to time of American Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt) (2)
4.1*	Note Agreement among Flamel Technologies S.A., Flamel US Holdings, Inc. and Éclat Holdings, LLC, dated March 13, 2012 (3)
4.2	Guaranty of Note made by Flamel Technologies S.A. in favor of Éclat Holdings, LLC, dated March 13, 2012 (3)
4.3	Warrant to purchase 2,200,000 American Depositary Shares, each representing one Ordinary Share of Flamel Technologies S.A. (3)
4.4	Warrant to purchase 1,100,000 American Depositary Shares, each representing one Ordinary Share of Flamel Technologies S.A. (3)
4.5	Registration Rights Agreement between Flamel Technologies S.A. and Éclat Holdings, LLC, dated March 13, 2012 (3)
4.6	Facility Agreement among Flamel US Holdings, Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P dated December 31, 2012 (1)
4.7*	Royalty Agreement among Eclat Pharmaceuticals LLC, Horizon Santé FLML, Sarl and Deerfield Private Design Fund II, L.P dated December 31, 2012 (1)
4.8*	Security Agreement between Éclat Pharamaceuticals, LLC and Deerfield Private Design Fund II, L.P. and Horizon Santé FLML, Sarl, dated February 4, 2013 (1)
4.9	Broadfin Facility Agreement, effective as of December 3, 2013 (filed herewith)
4.10*	Broadfin Royalty Agreement, dated as of December 3, 2013 (filed herewith)
8.1	List of Subsidiaries (Filed herewith)
11.1	Code of Ethics for CEO (Directeur Général), Delegated Managing Directors (Directeurs Généraux Délégués) and Senior Financial Officers (4)
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith)

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith)
13.1	Certification of the Chief Executive Officer pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Furnished herewith)
13.2	Certification of the Principal Financial Officer pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Furnished herewith)
23.1	Consent of PricewaterhouseCoopers Audit (Filed herewith)

(1) Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013.

(2) Incorporated by reference to the Company’s registration statement on Form F-6 filed February 12, 2014, as amended (No. 333-193892).

(3) Incorporated by reference to the Company’s Current Report on Form 6-K, filed March 21, 2012.

(4) Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on April 26, 2004.

*Confidential treatment has been requested for the redacted portions of this agreement. A complete copy of the agreement, including the redacted portions, has been filed separately with the Securities and Exchange Commission.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Flamel Technologies SA

Vénissieux

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Flamel Technologies SA and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting, appearing on page 75 of the 2013 Annual Report to Shareholders. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Lyon, France, April 30, 2014

PricewaterhouseCoopers Audit

/s/ Nicolas Brunetaud

Represented by

Nicolas Brunetaud

FLAMEL TECHNOLOGIES S.A.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of dollars except share data)

		December 31,
	Note	2012	2013
ASSETS
Current assets:
Cash and cash equivalents	7	$2,742	$6,636
Marketable securities	8	6,413	401
Accounts receivable (net of allowance of $137, $139 and $ 144 at December 31, 2011, 2012 and 2013 respectively)		5,464	6,204
Inventory	9	1,520	3,762
Research and development tax credit receivable current portion	20	6,632	14,139
Prepaid expenses and other current assets	10	2,314	2,481
Total current assets		25,085	33,623

Goodwill	12	18,491	18,491
Property and equipment, net	11	18,238	17,435
Intangible assets, net	12	41,589	40,139
Other assets:
Research and development tax credit receivable less current portion	20	13,725	6,410
Other long-term assets		183	154
Total assets		$117,311	$116,252

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Current portion of long-term debt	16 - 25	3,351	19,194
Current portion of capital lease obligations	17	77	85
Accounts payable		3,596	5,099
Current portion of deferred revenue	15	614	1,264
Advances from customers		575	116
Accrued expenses	13	5,013	6,527
Other current liabilities	14	1,133	8,310
Total current liabilities		14,359	40,595

Long-term debt, less current portion	16 - 25	33,278	66,320
Capital lease obligations, less current portion	17	179	103
Deferred revenue, less current portion	15	181
Deferred tax liabilities	20	14,130	2,806
Other long-term liabilities	14 - 21	24,680	15,940
Total long-term liabilities		72,448	85,169

Commitments and contingencies:		-	-

Shareholders' equity :
Ordinary shares: 25,415,400 issued and outstanding at December 31, 2012 and 25,612,550 at December 31, 2013 (shares authorised 34,379,690) at nominal value of 0.122 euro	19	3,714	3,746
Additional paid-in capital		209,158	211,473
Accumulated deficit		(192,621)	(235,546)
Accumulated other comprehensive income		10,253	10,815

Total shareholders' equity		30,504	(9,512)
Total liabilities and shareholders' equity		$117,311	$116,252

The accompanying notes are an integral part of the consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of dollars except share data)

	Year ended December 31,
	Note	2011	2012	2013
Revenue:
License and research revenue	4	$10,566	$9,324	$6,549
Product sales and services	3	13,395	9,657	8,952
Other revenues		8,639	7,120	6,942
Total revenue		32,600	26,101	22,443
Costs and expenses:
Cost of products and services sold		(6,284)	(5,860)	(4,349)
Research and development	5	(25,089)	(26,115)	(26,686)
Selling, general and administrative		(10,810)	(14,153)	(13,307)
Remeasurement of acquisition liabilities	2 - 16 - 25	-	18,834	(28,135)
Impairment of assets	2	-	(7,170)	-
Total		(42,183)	(34,464)	(72,477)

Income (loss) from operations		(9,583)	(8,363)	(50,034)

Interest expense	16 - 25	(73)	(118)	(2,610)
Interest expense on the debt related to the royalty agreement	16 - 25	-	-	(1,990)
Interest income		667	629	254
Foreign exchange gain (loss)		273	(180)	(288)
Other income		134	102	573

Income (loss) before income taxes		(8,582)	(7,930)	(54,095)
Income tax	20	(192)	4,702	11,170
Net income (loss)		$(8,774)	$(3,228)	$(42,925)
Earnings (loss) per share
Basic earnings (loss) per share	18	$(0.36)	$(0.13)	$(1.69)
Diluted earnings (loss) per share		$(0.36)	$(0.13)	$(1.69)

Weighted average number of shares outstanding (in thousands) :

Basic		24,669	25,135	25,450
Diluted		24,669	25,135	25,450

The accompanying notes are an integral part of the consolidated financial statements

Flamel Technologies S.A.

Consolidated STATEMENTs OF COMPREHENSIVE INCOME

(Amounts in thousands of dollars except share data)

	Year Ended December 31,
	2011	2012	2013
	(In thousands)
Net loss	$(8,774)	$(3,228)	$(42,925)
Other comprehensive income (loss):
Net foreign currency translation gain (loss)	(816)	196	561

Other comprehensive income (loss), net of tax	(816)	196	561
Comprehensive loss	$(9,590)	$(3,032)	$(42,364)

The accompanying notes are an integral part of the consolidated financial statements

Flamel Technologies S.A.

Consolidated Statements of shareholders equity

(Amounts in thousands of dollars except share data)

			Additional		Accumulated Other Comprehen-
	Ordinary Shares		Paid-in	Accumulated	sive Income	Shareholders'
	Shares	Amount	Capital	Deficit	(Loss)	Equity
Balance at January 1, 2011	24,645,650	$3,589	$202,462	$(180,619)	$10,873	$36,305
Subscription of warrants			200			200
Issuance of ordinary shares on exercise of stock -options	44,200	8	88			96
Issuance of ordinary shares on vesting of free shares	272,400	44	(44)			-
Stock-based compensation expense			2,783			2,783
Net loss				(8,774)		(8,774)
Other comprehensive income (loss)					(816)	(816)
Balance at December 31, 2011	24,962,250	$3,641	$205,489	$(189,393)	$10,057	$29,794
Subscription of warrants			5			5
Issuance of ordinary shares on exercise of stock -options	195,000	31	570			601
Issuance of ordinary shares on vesting of free shares	258,150	42	(42)			-
Stock-based compensation expense			3,136			3,136
Net loss				(3,228)		(3,228)
Other comprehensive income (loss)					196	196
Comprehensive loss						$(3,032)
Balance at December 31, 2012	25,415,400	$3,714	$209,158	$(192,621)	$10,253	$30,504
Subscription of warrants			(27)			(27)
Issuance of ordinary shares on exercise of stock -options or warrants	50,000	8	391			399
Issuance of ordinary shares on vesting of free shares	147,150	24	(24)			-
Stock-based compensation expense			1,975			1,975
Net loss				(42,925)		(42,925)
Other comprehensive income (loss)					562	562
Comprehensive loss						$(42,363)
Balance at December 31, 2013	25,612,550	$3,746	$211,473	$(235,546)	$10,815	$(9,512)

The accompanying notes are an integral part of the consolidated financial statements

Flamel Technologies S.A.

Consolidated Statements of Cash flows

(Amounts in thousands of dollars except share data)

	Year ended December 31,
	2011	2012	2013

Cash flows from operating activities:
Net income (loss)	$(8,774)	$(3,228)	$(42,925)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property and equipment	3,346	3,183	3,062
Loss (gain) on disposal of property and equipment	(11)	(37)	14
Gains on sales of marketable securities	(41)	(6)	-
Grants recognized in other income and income from operations	(3,227)	(975)	(676)
Remeasurement of acquisition liabilities (Note 25)	-	(18,834)	28,135
Interest expense on debt related to the royalty agreements (Note 25)			1,990
Impairment of assets	-	7,170	-
Calculated interest on amortized method (Note 25)			712
Change in deferred tax	-	(4,758)	(11,320)
Stock compensation expense	2,779	3,040	2,029
Increase (decrease) in cash from:
Accounts receivable	(464)	2,610	(512)
Inventory	(917)	176	(2,186)
Prepaid expenses and other current assets	856	800	315
Research and development tax credit receivable	(3,938)	(6,642)	665
Accounts payable	(825)	(613)	1,318
Deferred revenue	856	(4,984)	(14)
Accrued expenses	(491)	(742)	1,211
Other current liabilities	399	(682)	(517)
Other long-term assets and liabilities	129	1,383	(1,977)
Net cash used in operating activities	(10,323)	(23,139)	(20,676)

Cash flows from investing activities:
Purchases of property and equipment	(1,903)	(1,069)	(1,029)
Proceeds from disposal of property and equipment	185	67	1,006
Proceeds from sales of marketable securities	26,382	18,246	7,152
Purchase of marketable securities	(25,015)	(3,567)	(1,085)
Cash transferred on acquisition		1,771	-
Net cash provided by (used in) investing activities	(351)	15,448	6,044

Cash flows from financing activities:
Reimbursment of loans or conditional grants	(1,910)	(223)	(475)
Proceeds from loans or conditional grants (Note 25)	7,855	6,668	19,333
Principal payments on capital lease obligations	(96)	(97)	(77)
Earn-out payment for acquisition (Note 25)	-	-	(907)
Cash proceeds from issuance of ordinary shares and warrants	296	607	400
Net cash provided by financing activities	6,145	6,955	18,274

Effect of exchange rate changes on cash and cash equivalents	(199)	22	252

Net increase (decrease) in cash and cash equivalents	(4,728)	(714)	3,894
Cash and cash equivalents, beginning of year	8,184	3,456	2,742
Cash and cash equivalents, end of year	$3,456	$2,742	$6,636

Supplemental disclosures of cash flow information:
Income tax paid	-	56	153
Interest paid	73	118	1,701
The supplemental schedule of non cash investing and financing activities is as follows
Capital lease obligations incurred	220	-	-
Fair value of assets acquired at acquisition date:	-	50,927	-
Liabilities assumed at acquisition date:	-	50,927	-

The accompanying notes are an integral part of the consolidated financial statements

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

Management believes that the equity financing that generated $113.6 million in net proceeds in March 2014, is sufficient for the company to continue as a going concern for at least the next twelve months.

1.4.	Principles of consolidation

The accompanying consolidated financial statements include the Company and its wholly-owned subsidiaries in the United States. All inter-company accounts and transactions have been eliminated. The list of the subsidiaries is detailed in Exhibit 8.1.

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

Revenue includes upfront licensing fees, milestone payments for R&D achievements, compensation for the execution of research & development activities and product sales.

Where agreements have more than one deliverable, a determination is made as to whether the license and R&D elements should be recognized separately or combined into a single unit of account in accordance with ASU 2009-13, Revenue with Multiple Deliverables.

FLAMEL TECHNOLOGIES S.A.

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

Revenue is generally realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectability is reasonably assured. The Company records revenue from product sales when title and risk of ownership have been transferred to the customer, which is typically upon delivery to the customer. As is customary in the pharmaceutical industry, the Company’s gross product sales are subject to a variety of deductions in arriving at reported net product sales. When the Company recognizes revenue from the sale of its products, an estimate of provision for sales return and allowances is recorded which reduces product sales. These adjustments include estimates for product returns, chargebacks, payment discounts and other sales allowances and rebates. The return allowance, when estimable, is based on an analysis of the historical returns of the product or similar products.

For new product launches the Company recognizes revenue based on net product sales of wholesalers to their customers, until sufficient data is available to determine product acceptance in the marketplace such that product returns may be estimated based on historical data and there is evidence of reorders and consideration is made of wholesaler inventory levels.  Net product sales of wholesalers to their customers are determined using sales data from an independent, renowned wholesaler inventory tracking service.  Net sales of wholesalers to their customers are calculated by deducting estimates for returns for wholesaler customers, chargebacks, payment discounts and other sales or discounts offered from the applicable gross sales value. When the Company has the ability to estimate product returns from wholesalers, product sales are recognized upon shipment, net of discounts, returns and allowances.   Estimates for product returns are adjusted periodically based upon historical rates of returns, inventory levels in the distribution channel and other related factors.

The Company launched Bloxiverz® in July of 2013 and determined that market acceptance of the product had not occurred given the absence of wholesaler reorders and insufficient data to determine product returns.  For the twelve months ended December 31, 2013, the criteria for recognizing the revenue were not met and the Company deferred $1.1M of revenue as of December 31, 2013.

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

Research and development (R&D) expenses comprise the following types of costs incurred in performing R&D activities: salaries, allocated overhead and occupancy costs, clinical trial and related clinical or development manufacturing costs, contract and other outside service fees, filing fees and regulatory support. Research and development expenditures are charged to operations as incurred.

The Company does not disclose research development costs per partner funded contract and does not believe such disclosure would be material to investors.

1.9.	Concentration of credit risk:

The Company's cash and cash equivalents are mainly deposited with HSBC, Crédit Agricole, Commerce Bank and Citibank.

The marketable securities issued by Crédit Agricole have strong credit ratings (rated “A” by Standard and Poor).

The Company’s revenues are derived mainly from product sales and services, collaborative research and development contracts and supply agreements with pharmaceutical companies based in Europe and the United States. All significant customers are discussed in Note 4.

The Company performs ongoing credit evaluations of its customers and maintains provisions for potential credit losses as considered necessary. The Company generally does not require collateral. Historically, the Company has not experienced significant credit losses on its customer accounts. The allowance for doubtful accounts was $137,000, $139,000 and $145,000 at December 31, 2011, 2012 and 2013, respectively.

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

1.21	Long-Term Debt

The Long Term debt associated with the acquisition liabilities arising from the acquisition of Eclat Pharmaceuticals are accounted at fair-value (see note 2 –Business Combinations and note 16 Long-Term Debt). Changes in fair value are recorded in the income statement in operating expenses as remeasurement of acquisition liabilities.

The long-term debt associated with the Deerfied Facility and Broadfin Facility agreements are accounted for at amortized cost. The Company elected the fair value option for the measurement of the long-term liability associated with the Deerfield and Broadfin Royalty agreements (see note 16 Long-Term Debt). Changes in fair value are recorded in the income statement in interest expense on the debt related to the royalty agreement.

1.22	Recent Accounting Pronouncements

In February 2013, the FASB issued ASU No. 2013-02, “Comprehensive Income” (“ASU 2013-02”). ASU 2013-02 requires new disclosures related to amounts reclassified out of accumulated other comprehensive income (“AOCI”) by component, as well as disclosures related to reclassifications from AOCI to net income. These disclosures may be presented on the face of the consolidated financial statements or in the notes thereto. ASU 2013-02 is effective for reporting periods beginning after December 15, 2012. The adoption of ASU 2013-02 had no effect on the consolidated financial position, results of operations or cash flows of the Company.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In July 2013, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists” (“ASU 2013-11”). ASU No. 2013-11 provides explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. ASU 2013-11 is effective for fiscal years and interim periods within those years, beginning after December 15, 2013. The Company does not expect the provisions of ASU 2013-11 to have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

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

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Of the $49,282,000 of acquired intangible assets, $47,309,000 was allocated to in-process research and development (IPR&D) assets that were recognized at fair value on the acquisition date. The fair value was determined using an income approach, including a discount rate of 20%, applied to probability adjusted after-tax cash flows. The estimated costs to complete the IPR&D projects represents management’s best estimate of expected costs, but are subject to change based on additional information received as development activities advance. The remaining useful life has been estimated to be four years once the products in question have been approved. The remaining $1,973,000 was allocated to the acquired product license for Hycet® (3-year useful economic life). In November 2013, the Company disposed of the product license for Hycet generating a gain on sale of $0.1 million.

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

The following supplemental pro forma information presents Flamel’s financial results for the twelve month period as if the acquisition of Éclat Pharmaceuticals had occurred on January 1, 2011 (in thousands):

	Twelve months ended December 31,
	2011	2012
	(unaudited)
Revenues	$33,209	$26,314

Net Income/(Loss)	$(13,624)	$(3,754)

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

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

iii.	An adjustment to record the estimated increase in amortization expense for intangible assets for the period prior to the acquisition (from January 1, 2012 to March 13, 2012). The incremental expense for the three months was $25,000.

Net loss for the twelve month period ended December 31, 2012 includes income of $14.4 million of which $18.8 million represents remeasurement of the fair value of the acquisition liabilities and $4.3 million of expenses net of tax in connection with the impairment of certain assets acquired. Net loss for the twelve month period ended December 31, 2013 includes expenses of $28.1 million related to the remeasurement of the fair value of the acquisition liabilities. The Company’s result of operations in future periods will be affected by the movements in the fair value of the acquisition liabilities which are remeasured at each balance sheet date. Changes in fair value will be recognized in operating income. Changes in assumptions or other variants used to calculate the fair value of acquisition liabilities, such as, but not limited to, the Company’s share price, volatility of the share price, discount rates, probability assessment of success in completing development and commercializing acquired products, market share, market size and selling prices negotiated for each product will have an effect on the fair value of the acquisition liabilities. Future non-discounted probability adjusted deferred consideration payments, as of December 31, 2013, are expected to amount to $57.9 million.

As of December 31, 2012 and 2013, the Company conducted impairment tests of the IPR&D and recognized an expense of $7,170,000 in the year ended December 31, 2012, based on the management’s best estimates of the present value of future cash flows compiled on a project by project and product by product basis (see note 12 Goodwill and intangible assets). The impairment of these assets resulted from new facts and circumstances that occurred post acquisition regarding the potential competitive landscape of one of the products in the portfolio.

3. Subcontracting agreement:

In October, 2011, the Company signed a new supply agreement with GSK for the production of Coreg CR microparticles. Under the agreement, the Company is entitled to guaranteed minimum payments to supply Coreg CR microparticles over a period of five years. No earlier than January 1, 2013, GSK may terminate the agreement at their sole discretion by giving six months written notice. Pursuant to the agreement, the Company received a payment of € 1,300,000 ($1,835,000) during the third quarter of 2011 and a further €1,300,000 ($1,752,000) payment in the fourth quarter of 2011, as well as a higher margin on all product produced by Flamel for GSK since January 1, 2011. For the year 2011, the Company recognized as revenues from product sales a total amount of $13,395,000 of which $2,711,000 relates to the €2,600,000 received in the third quarter and the fourth quarter 2011. For 2012, the Company recognized as revenues from product sales a total amount of $9,097,000 of which $852,000 relates to the €2,600,000 received in 2011. For 2013, the Company recognized as revenues from product sales a total amount of $7,969,000.

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

In 2012, the Company recognized $6,870,000 of royalties on Coreg sales.

In 2013, the company recognized $6,807,000 of royalties on Coreg sales

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

FLAMEL TECHNOLOGIES S.A.

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

A total of $8,188,000 has been incurred on the acquisition of buildings and fixtures and a total of $11,138,000 has been incurred on behalf of GSK for the purchase of production equipment and associated costs. As of December 31, 2013, the funds received from GSK to finance the acquisition of assets owned by Flamel are classified in other current liabilities for $331,000 and in other long term liabilities for $3,357,000. The liability is amortized on a pro-rata basis over the expected life of the related assets and reflected as an offset of the depreciation of the related assets.

In July 2006, Flamel and GSK entered into a further agreement as a supplement to the original supply agreement whereby GSK partly sponsored the extension of the then existing facilities at Pessac from two lines to three. GSK has exclusive use of part of this equipment, in for the production of Coreg CR microparticles. The total funding provided by GSK amounted to $8.1 million to finance the acquisition of equipments, buildings and fixtures. The Company received all installments due under the agreement by December 31, 2007. As of December 31, 2013 the funds received from GSK to finance the extension were classified in other current liabilities for $348,000 and long term liabilities for $2,596,000. The liability is amortized on a pro-rata basis over the expected life of the assets and proportionally based on funding received compared with the total value of the related assets. This amortization is reflected as an offset of the depreciation of the related assets (see Note 13).

In October, 2011, the Company signed a new supply agreement with GSK for the production of Coreg CR microparticles; the Company is the sole supplier of Coreg CR microparticles for GSK. Under the agreement, the Company will receive guaranteed minimum payments to supply Coreg CR microparticles over a period of over a minimum period of five years.

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

In March 2012 the Company announced that the arrangement with Wyeth Pharmaceuticals was discontinued.

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

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In 2011, the Company recognized research and development revenues of $2,398,000. The Company also recognized $1,391,000 of amortization of the initial up-front and option payments.

On November 2, 2012, Flamel received notice from Merck Serono to terminate for convenience the development and license agreement, effective January 31, 2013. For the year 2012, the Company recognized $2,745,000 of amortization of the initial up-front and option payments, of which $1,426,000 relates to accelerated amortization due to termination.

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

In 2013, the Company recognized research and development revenues of $31,600 as amortization of the initial up-front fee

Pfizer Inc

The company entered into research collaboration with Pfizer Inc. to assess the applicability of the Medusa platform to certain molecules in development. Under this collaboration, the Company recognized research and development revenues of $18,000 in 2011. In March 2012 the Company announced that the collaboration with Pfizer had been discontinued.

Corning

In December 1998, the Company signed a long-term research and product development agreement with Corning France and Corning Incorporated. Pursuant to the terms of this agreement, Flamel receives royalties on the sales of Corning products that utilize Flamel’s innovations.

The Company recognized royalties on Corning’s sales of $372,000 in 2011, $152,000 in 2012 and $111,000 in 2013. On February 12, 2014 the Company signed an amendment effectively terminating the research and product development agreement and received a payment of $280,000 excluding sales taxes.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Others

The Company recognized license and research and development revenues with undisclosed partners for an amount of $4,808,000 in 2011,$5,877,000 in 2012 and $6,525,000 in 2013.

5. Research and Development expenses

Total research and development expenditures can be disaggregated in the following significant type of expenses ($USD in millions):

	2011	2012	2013
Research and Development Expenses	33.7	32.7	32.5
R&D Tax Credit	(6.0)	(6.5)	(5.8)
Grants	(1.7)	(0.1)	-
Total	25.1	26.1	26.7

As of December 31, 2012 the Company recognized to the income statement unconditional grants for a total of $103,000. No unconditional grants have been recognized to the income statement in 2013.

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

	Year Ended December 31
	2011	2012	2013
Weighted-average expected life (years)	$4.00	$5.70	$5.43
Expected volatility rate	63.60%	62.50%	61.00%
Expected dividend yield	-	-	-
Risk-free interest rate	0.83%	0.95%	1.40%
Forfeiture rate	-	-	-

We base our determination of expected volatility predominantly on the implied volatility of our traded options with consideration of our historical volatilities. Given the limited historical data and the grant of stock options and warrants to a limited population, the simplified method has been used to calculate the expected life.

Stock based compensation expense recognized was as follows:

As of December 31, 2013, the projected compensation expense related to non vested options or warrants amounted to $4,090,000 and are expected to be recognized over a weighted average period of 2.13 years.

(In thousands of U.S dollars except per share data)	Options			Free of charge share awards			Warrants			Total
	2011	2012	2013	2011	2012	2013	2011	2012	2013	2011	2012	2013
Research and development	332	419	398	897	649	320	-	-	61	1,229	1,068	779
Cost of goods sold	3	2	1	89	46	19	-	-	-	91	49	20
Selling, general and administrative	461	1,280	903	671	464	211	327	179	116	1,459	1,923	1,230

Total stock-based compensation expense	796	1,701	1,302	1,657	1,160	550	327	179	177	2,779	3,040	2,029

Effect on earnings per share
Basic	0.03	0.07	0.05	0.07	0.05	0.02	0.01	0.01	0.01	0.11	0.12	0.08

Diluted	0.03	0.07	0.05	0.07	0.05	0.02	0.01	0.01	0.01	0.11	0.12	0.08

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.2  Warrants

The summary of warrants activity is as follows:

	Warrants Outstanding	Weighted Average Exercise Price in U.S dollars [1]	Weighted Average Exercise Price in Euros
Balance at January 1, 2011	750,000	$7.82	€5.50
Warrants granted	300,000	$5.03	€3.54
Warrants cancelled	150,000	$6.94	€4.98
Balance at December 31, 2011	900,000	$6.89	€4.85
Warrants granted	3,300,000	$8.63	€6.61
Warrants reintegrated	100,000	$6.65	€4.97
Warrants cancelled	200,000	$10.20	€6.57
Balance at December 31, 2012	4,100,000	$8.12	€6.18
Warrants granted	200,000	$6.14	€4.58
Warrants exercised	50,000	$6.29	€4.50
Warrants cancelled	200,000	$6.29	€4.50
Balance at December 31, 2013	4,050,000	$8.14	€6.21

[1] Historical exchange rate at date of grant

50,000 warrants were exercised in 2013 and no warrants were exercised in 2011 and 2012.

Exercise prices and intrinsic value for warrants outstanding as of December 31, 2013 were as follows:

	Warrants Outstanding				Warrants Exercisable
Range of exercise prices in euros	Number of shares	Weighted average remaining contractual life	Weighted average exercise price in euros	Weighted average intrinsic value in euros	Number of shares	Weighted average exercise price in euros	Weighted average intrinsic value in euros

0 to 4.58	500,000	0.89	3.96	1.88	320,000	3.61	2.23
5.44 to to 6.57	2,450,000	3.82	5.67	0.16	2,450,000	5.67	0.16
6.58 to 8.52	1,100,000	4.20	8.42	-	1,100,000	8.42	-
	4,050,000	3.56	6.21	0.33	3,870,000	6.28	0.40

The total fair value of warrants vested during 2011 amounted to €257,000or $358,000 (average exchange rate of the year).

The total fair value of warrants vested during 2012 amounted to €271,000or $348,000 (average exchange rate of the year).

No warrants were vested during 2013.

Intrinsic value represents the variance between the share price and the exercise price. As of December 31, 2013 the aggregate intrinsic value of warrants outstanding amounted to €1,342,000 or $1,867,000 (historical exchange rate at date of grant).

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.3 Stock Options

The activity under the option plans is as follows:

	Shares Available for Grant	Options Granted and Outstanding	Weighted Average Exercise Price in U.S dollars[1]	Weighted Average Exercise Price in Euros
Balance at January 1, 2011	475,000	3,098,490	$14.69	€11.71
Options authorized		-	-	-
Granted	(200,000)	200,000	$4.39	€3.28
Exercised	-	(44,200)	$1.48	€1.63
Forfeited	-	(113,300)	$8.93	€7.49
Balance at December 31, 2011	275,000	3,140,990	$14.65	€11.66
Options authorized	1,000,000	-	-	-
Granted	(550,000)	550,000	$5.97	€4.67
Exercised	-	(195,000)	$2.04	€2.33
Forfeited	10,000	(223,500)	$16.88	€13.69
Balance at December 31, 2012	735,000	3,272,490	$13.79	€10.90
Options authorized	600,000	-	-	-
Cancelled	(10,000)	-	-	-
Granted	(710,000)	710,000	$5.97	€4.36
Forfeited	13,000	(647,500)	$15.29	€12.63
Balance at December 31, 2013	628,000	3,334,990	$11.84	€9.17

[1] Historical exchange rate at date of grant

The total intrinsic value of options exercised during 2011 amounted to €111,000 or $149,000 (historical exchange rate at date of exercise).

The total intrinsic value of options exercised during 2012 amounted to €735,000 or $973,000 (historical exchange rate at date of exercise).

No options were exercised during 2013.

Stock options outstanding at December 31, 2013, which expire from 2014 to 2023, had exercise prices ranging from €3.00 to € 25.39. The weighted average remaining contractual life of all options is 3.80 years. As of December 31, 2013, there were 3,334,990 outstanding options at a weighted average exercise price of €9.17, of which 2,217,990 were exercisable at a weighted average price of €11.59. Exercise prices and intrinsic value for options outstanding as of December 31, 2013 were as follows:

	Stock Options Outstanding				Stock Options Exercisable
Range of exercise prices in euros	Number of shares	Weighted average remaining contractual life	Weighted average exercise price in euros	Weighted average intrinsic value in euros	Number of shares	Weighted average exercise price in euros	Weighted average intrinsic value in euros

0 to 3.28	482,000	8.43	3.12	2.72	97,500	3.28	2.56
4.03 to 5.44	1,585,000	6.43	4.94	0.89	852,500	4.87	0.96
6.40 to 12.02	63,500	1.18	11.43	-	63,500	11.43	-
12.86 to 16.23	898,990	1.58	14.64	-	898,990	14.64	-
19.2 to 25.39	305,500	2.61	24.09	-	305,500	24.09	-

	3,334,990	3.80	9.17	1.32	2,217,990	11.59	1.13

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The total fair value of options vested during 2011 amounted to €473,000 or $659,000 (average exchange rate of the year).

The total fair value of options vested during 2012 amounted to €846,000 or $1,088,000 (average exchange rate of the year).

The total fair value of options vested during 2013 amounted to €999,000 or $1,327,000 (average exchange rate of the year).

The aggregate intrinsic value of options outstanding amounted to €2,729,000 or $3,531,000 (historical exchange rate at date of grant). The aggregate intrinsic value of options exercisable amounted to €1,070,000 or $1,385,000 (historical exchange rate at date of grant).

6.4 Free share award

The activity under the free share award plans is as follows:

	Free of Charge Share Award Available for Grant	Free of Charge Share Award Granted and Outstanding	Weighted Average Fair Value at grant date in U.S dollars[1]	Weighted Average Fair Value at grant date in Euros
Balance at January 1, 2011	18,150	522,500	$7.25	€5.16
Options authorized	200,000	-	-	-
Granted	(200,000)	200,000	$4.39	€3.28
Exercised	-	(272,400)	$7.47	€5.07
Forfeited	8,450	(8,450)	$7.22	€5.18
Cancelled	1,000	(1,000)	$7.45	€5.06
Balance at December 31, 2011	26,600	440,650	$5.81	€4.36
Options authorized	200,000	-	-	-
Granted	(189,700)	189,700	$3.07	€2.38
Exercised	-	(258,150)	$6.52	€4.92
Forfeited	21,550	(21,550)	$5.79	€4.35
Balance at December 31, 2012	58,450	350,650	$3.81	€2.88
Options authorized	200,000	-	-	-
Granted	(192,500)	192,500	$7.36	€5.35
Exercised	-	(137,150)	$4.39	€3.28
Forfeited	20,600	(38,400)	$5.10	€3.72
Balance at December 31, 2013	86,550	367,600	$5.32	€3.93

[1] Historical exchange rate at date of grant

As of December 31, 2011 the total fair value (or intrinsic value) of Free Share Award outstanding amounted to €1,774,000 or $2,296,000 (historical exchange rate at date of grant).

As of December 31, 2012 the total fair value (or intrinsic value) of Free Share Award outstanding amounted to €1,009,000 or $1,336,000 (historical exchange rate at date of grant).

As of December 31, 2013 the total fair value (or intrinsic value) of Free Share Award outstanding amounted to €1,446,000 or $1,954,000 (historical exchange rate at date of grant).

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Cash and Cash Equivalents:

Cash consists of cash on deposit and fixed term investments held in several major banks, and cash on hand. The components of cash and cash equivalents were as follows:

	December 31,
(In thousands of U.S. dollars)	2012	2013

HSBC	$880	$3,657
Credit Agricole	641	48
Commerce Bank	1,057	2,898
Citibank	159	28
Other	5	5
Total cash and cash equivalents	$2,742	$6,636

8. Marketable securities:

Marketable securities are classified as available-for-sale securities and are recorded at fair market value. Unrealized gains and losses are recorded as other comprehensive income in shareholder’s equity, net of income tax effects.

For the year ended December 31, 2011, 2012 and 2013 marketable securities amounted respectively to $21,036,000, $6,413,000 and $401,000.

As of December 31, 2011, 2012 and December 31, 2013 there were no unrealized gains or losses.

(in thousands of U.S dollars)	Fair value		Value at cost		Unrealized Gains
	2012	2013	2012	2013	2012	2013
Credit Agricole securities	6,413	401	6,413	401	-	-
HSBC securities	-	-	-	-	-	-
Total	6,413	401	6,413	401	-	-

Gross realized gains on sales of these available-for-sale securities amounted to $41,000, $6,000 and $0 for the years ended December 31, 2011, 2012 and 2013 respectively.

(in thousands of U.S dollars)	Proceeds from sales		Purchase of securities		Gross gains (Losses)
	2012	2013	2012	2013	2012	2013
Credit Agricole securities	15,143	7,152	3,573	1,085	3	-
HSBC securities	3,216	-	-	-	3	-
Total	18,359	7,152	3,573	1,085	6	-

9. Inventory:

The components of inventories were as follows:

	December 31,
(In thousands of U.S. dollars)	2012	2013

Raw materials	894	1,715
Finished goods	626	2,047

Inventories, net	1,520	3,762

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Prepaid expenses and other current assets:

The components of prepaid expenses and other current assets were as follows:

	December 31,
(In thousands of U.S. dollars)	2012	2013

Valued-added tax recoverable	1,013	689
Prepaid expenses	906	1,478
Advance to suppliers	324	219
Other currents assets	-	95
Grants recoverable	71	-
Total Prepaid expenses and other current assets	2,314	2,481

11. Property and Equipment:

The components of property and equipment were as follows:

	December 31,
(In thousands of U.S. dollars)	2012	2013

Land and buildings	10,332	10,799
Laboratory equipment	29,314	30,053
Office and computer equipment	5,135	5,800
Furniture, fixtures and fittings	20,697	21,078
Construction in progress	-	-
Total property and equipment	65,478	67,730
Less accumulated depreciation and amortization	(47,240)	(50,295)
Property and equipment, net	18,238	17,435

Depreciation expense related to property and equipment amounted to $3,346,000, $3,183,000 and $3,062,000 for the years ended December 31, 2011, 2012 and 2013, respectively.

Property and Equipment include costs of $509,000, $507,000 and $391,000 at December 31, 2011, 2012 and 2013 respectively that are related to capitalized lease assets. Accumulated amortization of these leased assets was approximately $173,000, $211,000 and $142,000 at December 31, 2011, 2012 and 2013 respectively. Depreciation expense on assets held under capital leases is included in total depreciation expense for the years ended December 31, 2011, 2012 and 2013 and amounted to $56,000, $44,000 and $49,000 respectively.

12. Goodwill and intangible assets

	December 31,
	2012				2013
(In thousands of U.S. dollars)	Gross carrying amount	Accumulated amortization	Impairment	Intangible assets, net	Gross carrying amount	Accumulated amortization	Impairment	Intangible assets, net
Goodwill	$544	(544)	-	-	$544	(544)	-	-
Goodwill Eclat acquisition	18,491	-	-	18,491	18,491	-	-	18,491
Total Goodwill	$19,035	$(544)	$-	$18,491	$19,035	$(544)	$-	$18,491
In-progess R&D	47,309	-	(7,170)	40,139	47,309	-	(7,170)	40,139
License	1,973	(523)		1,450	-	-		-
Total Intangible assets	$49,282	$(523)	$(7,170)	$41,589	$47,309	$-	$(7,170)	$40,139

See note 2 – Business combinations.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Accrued Expenses

Accrued expenses consist mainly of expenses related to paid vacations, compensatory leaves with related social charges.

Accrued expenses comprises of the following:

	December 31,
(In thousands of U.S. dollars)	2012	2013

Accrued compensation	1,671	2,440
Accrued social charges	3,193	3,566
Accrued Interest	-	521
Other	149	-
Total accrued expenses	5,013	6,527

14. Other current and Long Term liabilities:

14.1. Other current liabilities:

Other current liabilities comprise the following:

	December 31,
(In thousands of U.S. dollars)	2012	2013

R&D credit tax financing short term	-	7,121
Funding from partner GSK short term	669	679
Employee service award provision short term	263	285
Provision for retirement indemnity short term	-	153
Other	-	71
Valued-added tax payable	201	1
Total Other current liabilities	1,133	8,310

In 2011, the Company obtained an advance from OSEO, a governmental agency supporting innovation, for $6,813,000 (€5,164,000) secured against the research tax credits due to the company by the tax authorities for expenditure incurred in 2010. The interest rate applied is the monthly average of the Euro Interbank Offered Rate (EURIBOR) plus 0.9%. In 2012 the operation was renewed with the same conditions and secured against the research credit tax from 2011. The Company received an amount of $5,848,000 (€4,432,000). As of December 31, 2012 the total funding was classified as a long term liability for an amount of $12,661,000. As of December 31, 2013 the total funding amounted to $13,234,000 of which $7,121,000 was classified as short term liability and $6,113,000 was classified as a long term liability (see note 14.2).

In connection with the 2004 supply agreement with GSK (see Note 4), the Company received funds to finance facilities related assets. A total of $8,188,000 has been spent on the acquisition of buildings and fixtures and a total of $11,138,000 has been spent on behalf of GSK for the purchase of production equipment. As of December 31, 2013 the funds received from GSK to finance the acquisition of assets owned by Flamel are classified as a current liability for $331,000 and as a long term liability for $3,357,000. In July 2006, Flamel and GSK entered into a side agreement to the original agreement whereby GSK partially sponsored the extension of the Micropump development facility (see Note 4). This facility was completed in March 2008. As of December 31, 2007, the Company had received all installments from GSK for financing of this project. The total installments amounted to $8,097,000. As of December 31, 2013, the funds received from GSK are classified as a current liability for $348,000 and as a long term liability for $2,596,000 (see Note 14.2).

The liability is amortized on a pro-rata basis over the expected life of the related assets and reflected as an offset of the depreciation of the related assets (see Note 4).

The Service award provision is accrued over the respective service period (5, 10, 15 and 20 years) using actuarial assumptions and calculations as for the lump sum retirement indemnity (see Note 21). In October 2013, the Company terminated payment of the service award with an effective date of June 30, 2014 and as such, reversed the long term provision in operating expenses.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012 the provision amounted to $3,031,000 of which $263,000 is short term. For the year ended December 31, 2013 the total provision amounted to $285,000 and is classified as short term.

14.2. Other long term liabilities

Other long term liabilities are composed of the following:

	December 31,
(In thousands of U.S. dollars)	2012	2013

Funding from partner GSK long term	6,345	5,953
R&D credit tax financing long term	12,661	6,113
Provision for retirement indemnity (see note 21)	2,875	3,834
Employee service award provision long term	2,768	-
Other	31	40
Total Other long term liabilities	24,680	15,940

Funding from GSK long term amounted to $3,357,000 in connection with the supply agreement signed in December 2004 and relates to the acquisition of buildings and fixtures and $2,596,000 in connection with the side agreement to the original agreement, signed in July 2006 (see Note 14.1).

As of December 31, 2013 the total financing of the R&D tax credit amounted to $13,234,000 of which $6,113,000 was classified as a long term liability (see Note 14.1).

15.  Deferred Revenue:

Current portion of deferred revenue comprises of upfront licensing fees which are recognized over the development period of the contract and revenue on shipments of Bloxiverz.

For the year ended December 31, 2012 deferred revenues amounted to $795,000 and $1,264,000 for the year ended December 31, 2013.

In 2012, these deferred revenues result from the upfront license fees received from undisclosed partners. In 2013, these deferred revenues result from the upfront license fees received from undisclosed partners for $189,000 and the deferral of revenue on shipments of Bloxiverz® for $1,075,000, a product which was launched in July 2013. As of December 31, 2013, the criteria for recognizing the revenue have not been met, accordingly all revenues on shipments of the product in 2013 have been deferred.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Long-term Debt:

Long-term debt comprises:

	December 31,
(In thousands of U.S. dollars)	2012	2013

Oseo ANVAR loans (a)	2,751	2,553
French Ministry of Research (b)	1,945	2,033
Acquisition liability contingent consideration (c)	24,063	37,991
Acquisition liability note (c)	5,713	10,405
Acquisition liability warrant consideration (c)	2,157	10,497
Deerfield Facility agreement (d)	-	12,492
Deerfield Royalty agreement (d)	-	4,590
Broadfin Facility agreement (e)		2,767
Broadfin Royalty agreement (e)	-	2,187
Total	36,629	85,515
Current portion	3,351	19,195
Long-term portion	33,278	66,320

(a) OSEO Anvar is an agency of the French government that provides financing to French companies for research and development. At December 31, 2012 and 2013, the Company had outstanding loans from Anvar of $2,751,000and $2,553,000, respectively for various programs. These loans do not bear interest and are repayable only in the event the research project is technically or commercially successful. Repayment is scheduled to occur from 2013 through 2019.

(b) In 2002, the Company received a loan of $464,000 from the French Ministry of Research on a research project (the “Proteozome” project) related to the development of new Medusa applications. Pursuant to the agreement, the Company is granted a loan equal to 50% of the total expenses incurred on this project over a three-year period beginning on January 2, 2002. The remainder of the advance of $1,707,000 was received in 2005. This loan is due for repayment in 2014. The loan is non-interest bearing and is repayable only in the event the research project is technically or commercially successful.

(c) The Acquisition liability relates to the acquisition by the Company through its wholly owned subsidiary Flamel US Holdings, Inc., or Flamel US, all of the membership interests of Éclat Pharmaceuticals, LLC (see note 2 Business combinations). In exchange for all of the issued and outstanding membership interests of Éclat Pharmaceuticals, Flamel US provided consideration consisting of:

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

As of December 31, 2013, the fair value of the note was estimated using a probability-weighted discounted cash flow model. This fair value measurement is based on significant inputs not observable in the market and thus represents a level 3 measurement as defined in ASC 820. The key assumptions are as follows: 20% discount rate, 100% probability of success. The note has no early redemption premium.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the warrants was determined by using a Black-Scholes option pricing model with the following assumptions for each of the years indicated:

	2012	2013
Share price	$3.03	$8.05
Risk-free interest rate	0.77%	1.27%
Dividend yield	-	-
Expected volatility	53.75%	50.0%
Expected term	5.2 years	4.3 years

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

As of December 31, 2013, the deferred consideration fair value was estimated by using a discounted cash flow model based on probability adjusted annual gross profit of each of the Éclat Pharmaceuticals products. A discount rate of 20% has been used.

See also Note 22 – Fair Value of Financial Instruments.

(d) On February 4, 2013 the Company concluded a $15 million debt financing transaction (Facility Agreement) with Deerfield Management, a current shareholder. Subject to certain limitations, the Company may use the funds for working capital, including continued investment in its research and development projects.

Consideration received was as follows:

•	$12.4 million for a Facility agreement of a nominal value of $15 million, including a premium on reimbursement of $2.6 million. The principal amount of the Loan must be repaid over four years as follows: 10% on July 1, 2014, and 20%, 30% and 40% on the second, third, and fourth anniversary, respectively, of the original disbursement date of the Loan. Notwithstanding the foregoing, the entire principal amount of the Loan may be repaid in whole or in part on any interest payment date occurring after December 31, 2013. Interest is payable quarterly, on the first business day of each January, April, July and October.
•	$2.6 million for a Royalty agreement whereby, the Company’s wholly owned subsidiary Éclat subject to required regulatory approvals and launch of product, is to pay a 1.75% Royalty of the net sales of certain products sold by Éclat and any of its affiliates until December 31, 2024.

The facility agreement is accounted for at amortized cost using an effective rate of 23%. The Company elected the fair value option for the measurement of the royalty liability.

The facility and royalty agreements are secured by the intellectual property and regulatory rights related to certain ‘Éclat’ Products and certain receivables and the Company has agreed to pledge certain physical assets.

As of December 31, 2013, the fair value of the Royalty was estimated using a probability-weighted discounted cash flow model based on probability adjusted projected annual net sales of each of the products which may be approved and sold by Éclat Pharmaceuticals. This fair value measurement is based on significant inputs not observable in the market and thus represents a level 3 measurement as defined in ASC 820. The discount rate used is 20%.

See also Note 22 – Fair Value of Financial Instruments.

(e) On December 3, 2013 the Company concluded with Broadfin Healthcare Master Fund, a current shareholder, a $15 million debt financing transaction (Facility Agreement) divided in 3 tranche of $5 million each, Under the terms of the Facility, upon closing Broadfin made an initial loan of $5.0 million and the Borrowers may request, at any time prior to August 15, 2014, up to two additional loans in the amount of $5.0 million each, with funding subject to certain specified conditions. Subject to certain limitations, the Company may use the funds for working capital, including continued investment in its research and development projects

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Consideration received was as follows:

•	$2.8 million for a Facility agreement of a nominal value of $5 million, The principal amount of the Loan must be repaid over three years as follows: 100% on January 1, 2017. Notwithstanding the foregoing, the entire principal amount of the Loan may be repaid in whole or in part on any interest payment date occurring after December 31, 2013. Interest is payable quarterly, on the first business day of each January, April, July and October.
•	$2.2 million for a Royalty agreement whereby, the Company’s wholly owned subsidiary Éclat subject to required regulatory approvals and launch of product, is to pay a 0.834% Royalty of the net sales of certain products sold by Éclat and any of its affiliates until December 31, 2024. The amount of the royalty payable under the Royalty Agreement will increase by 0.583% for each additional loan made under the Facility, if any, up to a maximum royalty amount of 2.0%.

The facility agreement is accounted for at amortized cost using an effective rate of 41%. The Company elected the fair value option for the measurement of the royalty liability.

The facility and royalty agreements are secured by intellectual property associated with the Company's Medusa technology and a junior lien on substantially all of the assets of the Borrowers, which were previously pledged in connection with the Deerfield facility, royalty and acquisition liabilities.

Concurrent with entering into the Facility, the Acquisition liability note was amended to eliminate, effective as of December 31, 2014, the thresholds that must be reached before repayment of the note is required.

As of December 31, 2013, the fair value of the Royalty was estimated using a probability-weighted discounted cash flow model based on probability adjusted projected annual net sales of each of the products which may be approved and sold by Éclat Pharmaceuticals. This fair value measurement is based on significant inputs not observable in the market and thus represents a level 3 measurement as defined in ASC 820. The discount rate used is 20%.

Total future payments on long-term debt for the next five years ending December 31 (assuming the underlying projects are commercially or technically successful for governmental research loans) are as follows:

(In thousands of U.S. dollars)	December 31,

2014	20,286
2015	27,802
2016	24,541
2017	21,340
2018	7,307

101,276

17. Capital lease obligations:

The Company leases certain of its equipment under capital leases. Each lease contract generally has a term of four years with a purchase option. No specific restrictions or guarantee provisions are included in the arrangement.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Future payments on capital leases for the years ending December 31 are as follows:

(In thousands of U.S. dollars)	December 31,

2014	91
2015	89
2016	14
Total	194
Less amounts representing interest	(6)
Future payments on capital leases	188
Less current portion	85
Long term portion	103

Interest paid in the years ended December 31, 2011, 2012 and 2013 was approximately $20,000, $14,000 and $9,700 respectively.

18. Earnings Per Share:

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	Year ended December 31,
(In thousands, except per share amounts)	2011	2012	2013

Numerator:

Net income (loss)	$(8,774)	$(3,228)	$(42,924)

Denominator:
Weighted average shares outstanding used for basic earnings (loss) per share .	24,668,579	25,135,416	25,450,175
Effect of dilutive securities:
Stock-options and warrants	-	-	-
Weighted average shares outstanding and dilutive securities used for diluted earnings (loss) per share	24,668,579	25,135,416	25,450,175

Basic earnings (loss) per share	$(0.36)	$(0.13)	$(1.69)
Diluted earnings (loss) per share	$(0.36)	$(0.13)	$(1.69)

For the years ended December 31, 2011, 2012 and 2013, the effects of dilutive securities were excluded from the calculation of earnings per share as a net loss was reported in these periods.

Options to purchase 7,384,990 shares of common stock at an average of €7.55 per share were outstanding during 2013. The options, which expire in December 2023, were still outstanding at the end of year 2013.

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

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.2. Dividends:

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception, as the result of an accumulated statutory deficit of approximately $168.5 million at December 31, 2013. Dividend distributions, if any, will be made in euros. The Company has no plans to distribute dividends in the foreseeable future.

19.3. Warrants:

The effects of applying the fair value method provided in accordance with ASC 718 are shown in Note 6.

On June 24, 2009 the Company authorized the Directors of the Company, to subscribe to 250,000 warrants for a subscription price of €0.74 per warrant ($1.03). Each warrant is exercisable to purchase one Share at a price of €4.50 ($6.29). These warrants are issued for a four-year period and will vest over one year from the date of issuance. These warrants were subscribed in July 2009. As of December 31, 2013, 50,000 warrants were exercised and 200,000 warrants were cancelled.

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

On June 20, 2013, the Company authorized the Directors of the Company, to subscribe to 270,000 warrants for a subscription price of €0.43 per warrant ($0.57). These warrants are issued for a four-year period and will vest over one year from the date of issuance. Each warrant is exercisable to purchase one Share at a price of €4.58 ($6.14). These warrants are issued for a four-year period and will vest over one year from the date of issuance. 180,000 warrants were subscribed in July 2013.

On June 20, 2013, the Company authorized the scientific advisory board members, excluding directors, to subscribe to 20,000 warrants for a subscription price of €0.43 per warrant ($0.57) as an offset to receivables for services provided by members of the scientific advisory board. These warrants are issued for a four-year period and will vest immediately. 20,000 warrants were subscribed in August 2013.

On exercise of warrants by beneficiaries, the Company issues new shares.

19.4. Stock options:

The Company issued stock options under plans approved by shareholders in 1990, 1993, 1996, 2000, 2001, 2003, 2004, 2005, 2007, 2010, 2012 and 2013. The option terms provide for exercise within a maximum 10-year term as from the date of grant. Generally, each option vests no more than four years from the date of grant.

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

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In December 2007, the French parliament adopted a law that requires French companies to pay an additional social security contribution of 10% for each option granted, based on either the fair value of the option or 25% of share price at date of grant. This is applicable on all options granted since October 16, 2007. In December 2010, the French parliament introduced a contribution rate of 14% depending on the value of the grant. In July 2012 this rate was increased to 30%.

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

On June 20, 2013, the shareholders of the Company authorized the issuance of 200,000 new shares that the Board of Directors was authorized to award and issue free of charge to officers and employees of the Company as compensation for services rendered. Under the terms of the awards the shares are definitively owned by French tax resident beneficiaries two years and for US tax resident beneficiaries four years after grant and the Company issues new shares. French tax resident beneficiaries are required to retain the shares for two additional years after definitive acquisition.

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

On December 11, 2009 the Company granted 295,000 free share awards to officers and employees. On December 11, 2011 the Company issued 267,400 new shares related to this grant. On December 11, 2013, the Company issued 10 000 new shares related to this grant.

On December 6, 2010 the Company granted 230,000 free shares awards to officers and employees. On December 6, 2012 the Company issued 208,150 new shares related to this grant.

On December 7, 2011 the Company granted 200,000 free shares to officers and employees. On December 31, 2012 the Company issued 45,000 new shares related to this grant. On December 7, 2013 the Company issued 137,150 new shares related to this grant.

On December 10, 2012 the Company granted 189,700 free shares to officers and employees.

On December 12, 2013 the company granted 192,500 free shares to officers and employees.

19.6 Restricted Shares

On June 20, 2013, the shareholders of the Company authorized the issuance of 200,000 new shares that the Board of Directors was authorized to award and issue to any person or company who may sold or transfer to the Company asset(s), including any shares, representing immediately or overtime, their ownership or voting rights in any commercial enterprise. No shares have been issued as a result of this authorization.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.7. Accumulated other comprehensive income:

The components of accumulated other comprehensive income is as follows:

	December 31,
(In thousands of U.S. dollars)	2012	2013

Foreign currency translation	10,253	10,815

Total	10,253	10,815

20. Income taxes:

Income (loss) before income taxes comprises the following:

	Year ended December 31,
(in thousands of U.S. dollars)	2011	2012	2013

France	(8,582)	(14,216)	(231)
United States	-	6,286	(53,864)
Total	$(8,582)	$(7,930)	$(54,095)

A reconciliation of income tax benefit (provision) computed at the French statutory rate (33.33%) and the US statutory rate (40%) to the income tax benefit is as follows:

	Year ended December 31,
(in thousands of U.S. dollars)	2011	2012	2013

Income tax benefit (provision) computed at the statutory rate (US & France)	2,860	2,224	21,623
Deferred Tax Allowance	(2,860)	(4,738)	(711)
Business Tax	(192)	(56)	(150)
Non Taxable remeasurement of fair value accounting	-	7,303	(9,592)
Temporary differences	-	(31)	-
Total	$(192)	$4,702	$11,170

License fees, milestone and royalties payments may be subject to a withholding tax depending on the tax rules of the country in which the licensee is located. In December 2009, with effect from January 1, 2010 the French authorities abolished the previous business tax and introduced the "Contribution Economique Territoriale" comprised of two components. One of these components is based upon a measure of income and therefore results in income tax accounting. For the year ended December 31, 2011, 2012 and December 31, 2013 the amount of this component was $192,000, $56,000 and $150,000 respectively.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant components of the Company's deferred taxes consist of the following:

		December 31,
(In thousands of U.S. dollars)	2011	2012	2013

Deferred income tax assets:
Net taxable operating loss carry-forwards (not utilized)	53,230	65,657	81,769
Other deferred income tax assets	4,133	3,656	1,898
Valuation allowance for french activities	(57,105)	(64,356)	(69,939)
Net deferred income tax assets	258	4,957	13,728
Deferred income tax liabilities	(258)	(19,087)	(16,534)
Deferred income taxes, net	-	(14,130)	2,806

The Company has provided valuation allowances covering 100% of net deferred tax assets generated from its activities in France due to the Company's history of losses. The US operations have been in a loss position since its acquisition and deferred tax assets have been recognized on these losses to the extent of the deferred tax liabilities.

As of December 31, 2013, the Company had $201,565,000 in French net operating losses carry-forwards which have no expiration date, but for which annual utilization is limited to €1,000,000 plus 50% of any taxable income in excess of this threshold and $36,609,000 in US net operating losses carry-forwards which expire from 2030 to 2032, for which utilization of pre-acquisition tax losses of $4,900,000 million is limited to $1,800,000 per year.

The increase in available net operating losses carry-forwards in 2013 is due to a tax loss $35,222,000. The French government provides tax credits to companies for spending on innovative research and development. These credits are recorded as an offset of research and development expenses (see note 5) and are credited against income taxes payable in each of the four years after being incurred or, if not so utilized, are recoverable in cash. As of December 31, 2013, Flamel had total research tax credits receivable of $20,550,000. In 2011, the Company obtained an advance from OSEO, a governmental agency supporting innovation, secured against the Research tax credit generated in fiscal year 2010. The Company renewed this financing operation in 2012 secured against the research tax credit generated for fiscal year 2011 (see Note 14.1). Generally, if these credits are not applied against future income taxes, they will be received as cash payments in the fourth year after the credit is earned. Since January 1, 2013 the Company meets the criteria for a small-medium sized enterprise under French tax legislation, which allows the Company to receive immediate reimbursement of the Research tax credit in the subsequent fiscal period.

The scheduled payments are shown in the following table

(In thousands of U.S. dollars)	December 31,
2014	14,139
Total current portion	14,139
2015	6,411
2016	-
Total long term portion	6,411
Total	20,550

21. Employee Retirement plans:

In accordance with French law, post-retirement benefits for most of the Company’s employees are sponsored by the relevant government agencies in France. The Company’s liability with respect to these plans is generally limited to specific monthly payroll deductions. Consequently, there is no additional liability in connection with these plans. Expenses recognized for these plans were $1,432,000 in 2011, $1,372,000 in 2012, and $1,120,000 in 2013.

French law requires the Company to provide for the payment of a lump sum retirement indemnity to French employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. The Company’s benefit obligation was $2,106,000, $2,819,000 and $3,988,000 as of December 31, 2011, 2012 and 2013, respectively. Any actuarial gains or losses are recognized in the income statement in the period when they occur.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In 2008, 2010 and 2013, the French Government reinforced legislation regarding an employer’s ability to make employees retire and the final age for retirement. As such the retirement indemnity has been calculated on the assumption of voluntary retirement and the impact on the benefit obligation was recognized as an actuarial loss.

The benefit obligation is calculated as the present value of estimated future benefits to be paid, using the following assumptions:

	2011	2012	2013
Average increase of salaries	3%	3%	3%
Discounted interest rate	4.5%	3%	3.25%
Turn over	actuarial standard and average of the last 5 years	actuarial standard and average of the last 5 years	actuarial standard and average of the last 5 years
Age of retirement	60 to 65 years	60 to 65 years	60 to 65 years
	actuarial standard based on age and professional status	actuarial standard based on age and professional status	actuarial standard based on age and professional status

Changes in the funded status of the benefit plans were as follows:

	December 31,
In thousands of U.S. dollars	2012	2013

Benefit obligations at beginning of year	2,106	2,819
Service cost	162	247
Interest cost	91	87
Plan amendments	-	-
Benefits paids	(267)	(133)
Actuarial loss (gain)	723	(218)
Exchange rate changes	4	187
Benefit obligations at end of year	2,819	2,989

The Company does not have a funded benefit plan and the lump sum retirement indemnity is accrued on the balance sheet as a liability.

The future expected benefits to be paid over the next five years and for the five years thereafter is as follows:

Future expected payment of benefits:	Year Ending:
In thousands of U.S. dollars
	12/31/2014	61	153
	12/31/2015	202	161
	12/31/2016	234	89
	12/31/2017	-	-
	12/31/2018		260
	Next 5 Years	530	334

In the United States, the Company previously sponsored a defined contribution retirement plan for certain employees located in the United States. The contribution is the lesser of 25% of an employee’s wages or $49,000 in 2011 and 2012. The Company made and accrued contributions of approximately $140,000 in 2012 and $55,000 in 2011.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. Fair value of financial instruments:

At December 31, 2012 and 2013, the carrying values of financial instruments such as cash and cash equivalents, trade receivables and payables, other receivables and accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments.

As noted in Note 8, the company calculates fair value for its marketable securities based on quoted market prices for identical assets and liabilities which represents Level 1 of ASC 820-10 fair value hierarchy.

At December 31, 2012 and 2013 the fair value of long-term debt and long term receivables was comparable with their carrying values.

The following table presents information about the Company securities based on quoted market prices for identical assets and liabilities for 2013 and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value.

	Net Carrying Value as of	Fair Value Measured and Recorded Using			Operational Gain (losses) recognized in	Financial Gain (losses) recognized in
(in thousands)	December 31, 2013	Level 1	Level 2	Level 3	earnings	earnings	Total
Assets
Cash and cash equivalent	6,636	6,636	-	-	-	-	-
Marketable securities	401	401	-	-	-	-	-

Liabilities
Acquisition liability contingent consideration (a)	37,991	-	-	37,991	(14,768)	-	(14,768)
Acquisition liability note (b)	10,405	-	-	10,405	(5,027)	-	(5,027)
Acquisition liability warrant consideration (c)	10,497	-	-	10,497	(8,340)	-	(8,340)
Deerfield Royalty Agreement (d)	4,590			4,590		(1,991)	(1,991)
Broadfin Royalty Agreement (e)	2,187			2,187	-		-
Total					(28,135)	(1,991)

The following table presents information about the Company securities based on quoted market prices for identical assets and liabilities for 2012 and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value.

	Net Carrying Value as of	Fair Value Measured and Recorded Using			Operational Gain (losses) recognized
	December 31, 2012	Level 1	Level 2	Level 3	in earnings
Assets
Cash and cash equivalent	2,742	2,742	-	-	-
Marketable securities	6,413	6,413	-	-	-

Liabilities
Acquisition liability contingent consideration (a)	24,063	-	-	24,063	9,012
Acquisition liability note (b)	5,713	-	-	5,713	(86)
Acquisition liability warrant consideration (c)	2,157	-	-	2,157	9,908
Total					18,384

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

(d) Deerfield Royalty agreement: the fair value is estimated using a discounted cash flow model based on probability adjusted projected annual net sales of each of the products which may be approved and sold by Éclat Pharmaceuticals (see Note 16 Long Term Debt).

(e) Broadfin Royalty agreement: the fair value is estimated using a discounted cash flow model based on probability adjusted projected annual net sales of each of the products which may be approved and sold by Éclat Pharmaceuticals (see Note 16 Long Term Debt).

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables provide a reconciliation of fair value for which the Company used Level 3 inputs:

Acquisition
Liabilities
Liability recorded upon acquisition	$(50,927)
Operational gain (loss) recognized in earnings for fiscal year 2012	$18,993
Net carrying value at January 1, 2013	$(31,934)
Operational gain (loss) recognized in earnings for fiscal year 2013	$(28,135)
Payment deferred consideration (Hycet)	$841
Payment interest on acquisition liability note	$335
Net carrying value at December 31, 2013	$(58,893)

	Deerfield Royalty	Broadfin Royalty
	Agreement	Agreement
Liability recorded upon execution of Agreeement	$(2,600)	$(2,187)
Interest expense recognized in earnings for fiscal year 2013	$(1,990)
Net carrying value at December 31, 2013	$(4,590)	$(2,187)

The acquisition liabilities, consisting of the note, warrants and deferred consideration, and the Deerfield and Broadfin Royalty agreements all of which are classified as long-term debt, are measured at fair value and the income or expense may change significantly as assumptions regarding the valuations and probability of successful development and approval of products in development vary.

23. Commitments and Contingencies:

23.1. Capital leases

The Company currently has commitments regarding capital leases as described in Note 16.

23.2. Operating leases

The Company leases its facilities and certain equipment under non-cancelable operating leases, which expire through 2017. Future minimum lease payments under operating leases due for the fiscal years ending December 31, 2013 are as follows:

(In thousands of U.S. dollars)	December 31,
2014	846
2015	596
2016	120
2017	18
TOTAL	1,580

Rental expense for the years ended December 31, 2011, 2012 and 2013 was approximately $1,124,000, $1,081,000 and $1,032,000, respectively.

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

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Revenues from GSK represented 67% of total revenues in 2011, 63% in 2012 and 66% in 2013.

Operations outside of France consist principally of the operations of Éclat pharmaceuticals acquired in March 2012 which had sales amounting to $560,000 in 2012 and $983,000 in 2013.

Revenues by geographic location of customers are as follows:

(in thousands of U.S. dollars)	As of December 31,
	2011	2012	2013
Revenues
United Kingdom & Ireland	17,619	15,967	14,743
USA	3,694	3,890	3,444
France	1,763	2,930	3,675
Europe	9,524	3,313	581
Total Revenues	32,600	26,100	22,443

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of long-lived assets by geographic location:

(in thousands of U.S. dollars)	As of December 31,
	2012	2013

Long-lived assets:
USA	$60,260	$58,868
France	$31,966	$23,988
Total long-lived assets	$92,226	$82,856

25. Related Party Transactions

In March 2012, we acquired, through our wholly owned subsidiary Flamel US Holdings, all of the membership interests of Éclat from Éclat Holdings, an affiliate of Flamel’s largest shareholder Deerfield Capital L.P., see “note 2 - Business Combinations”. The consideration consisted of a $12 million senior, secured six-year note that is guaranteed by us and our subsidiaries and secured by the equity interests and assets of Éclat, two warrants to purchase a total of 3,300,000 ADSs of Flamel and commitments to make earnout payments of 20% of any gross profit generated by certain Éclat launch products and 100% of the gross profit generated by our former product Hycet®, up to a maximum of $1 million, which we have sold in 2013. The $12 million senior note was repaid in full in March 2014 using the net proceeds from our public sale of ADSs. Upon closing of the acquisition, Mr. Anderson, the Chief Executive Officer of Éclat, was appointed Chief Executive Officer of Flamel. Mr. Anderson retains a minority interest in Éclat Holdings, (now renamed Breaking Stick Holdings, LLC), and does not have the ability to control this entity by virtue of his minority interest.

On February 4, 2013, we entered into a Facility Agreement (the “Deerfield Facility”), through Flamel US with Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P. (together, the “Deerfield Entities”) providing for debt financing of $15 million by the Deerfield Entities (the “Loan”). The loan was repaid in full in March 2014 using the net proceeds from our public sale of ADSs. The Deerfield Facility was subject to certain limitations, and allowed us to use the funds for working capital, including continued investment in our research and development projects. In conjunction with our entry in the Deerfield Facility, Éclat entered into a Royalty Agreement with Horizon Santé FLML, Sarl and Deerfield Private Design Fund II, L.P., both affiliates of the Deerfield Entities (together, “Deerfield PDF/Horizon”). The Royalty Agreement provides for Éclat to pay Deerfield PDF/Horizon 1.75% of the net sales price of the products sold by us and any of our affiliates until December 31, 2024, with royalty payments accruing daily and paid in arrears for each calendar quarter during the term of the Royalty Agreement. See also note 16 Long Term Debt.

We have also entered into a Security Agreement dated February 4, 2013 with Deerfield PDF/Horizon, whereby Deerfield PDF/Horizon was granted a security interest in the intellectual property and regulatory rights related to the products to secure the obligations of Éclat and Flamel US, including the full and prompt payment of royalties to Deerfield PDF/Horizon under the Royalty Agreement.

We have also entered into two pledge agreements on certain receivables and equipment we own. These agreements are required to be recorded under French law at the request of Deerfield.

On December 3, 2013, we and certain of our U.S. subsidiaries entered into a Facility Agreement (the “Broadfin Facility”) with Broadfin Healthcare Master Fund, Ltd. (“Broadfin”) providing for loans by Broadfin in an aggregate amount not to exceed $15.0 million. Under the terms of the Broadfin Facility, upon closing Broadfin made an initial loan of $5.0 million and we had the ability to request, at any time prior to August 15, 2014, up to two additional loans in the amount of $5.0 million each, with funding subject to certain specified conditions. The full $5.0 million outstanding was subsequently repaid using a portion of the net proceeds from our public sale of ADSs in March 2014. In connection with entering into the Broadfin Facility, we also entered into a Royalty Agreement with Broadfin, dated as of December 3, 2013 (the “Broadfin Royalty Agreement”). Pursuant to the Broadfin Royalty Agreement, we are required to pay a royalty of 0.834% on the net sales of certain products sold by Éclat Pharmaceuticals, LLC and any of its affiliates until December 31, 2024. See also note 16 Long-Term Debt.

The loans under the Broadfin Facility were secured by a first priority security interest in intellectual property associated with our Medusa technology and a junior lien on substantially all of the assets of the borrowers, which were previously pledged in connection with the Deerfield Facility, the Royalty Agreement and the notes issued in connection with the Éclat acquisition. In addition, we have agreed to grant a junior lien on certain equipment located in France, if such equipment is pledged under the Deerfield Facility and/or the Éclat note.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concurrent with entering into the Broadfin Facility, we also amended the terms of the Deerfield Facility and the agreement governing the Éclat notes to, among other things, permit the indebtedness and liens under the Braodfin Facility and to grant a junior lien to the respective lenders on the Medusa Technology.

26. Post Balance Sheet Events

In March 2014, the Company entered into an underwriting agreement with JMP Securities LLC, relating to an underwritten public offering of 10,800,000 American Depositary Shares (the “ADSs”). The offering price to the public was $9.75 per ADS, and the Underwriting Agreement included the payment of a commission of $0.585 per ADS. Under the terms of the Underwriting Agreement, the Company granted the Underwriters a 30-day option to purchase up to an additional 1,600,000 ADSs at the same purchase price. The underwriters executed the option on March 18, 2014 for all of the additional ADSs. Total net proceeds amounted to $113,646,000.

The Company repaid a total of $32,000,000 of principal on outstanding debt on March 24, 2014 relating to the following (see note 16 Long Term Debt and note 25 Related Party Transactions):

•	Acquisition liability note, $12 million in principal,

•	Deerfield Facility Agreement, $15 million in principal

•	Broadfin Facility Agreement, $5 million in principal

The non-cash expense that will be recognized related to the early reimbursement of the outstanding debt amounts to $3.0 million in operating expenses and $4.7 million in interest expense.

Remaining proceeds will be used to continue the development of the Company’s product pipeline, including possible clinical trials, and for general corporate purposes.

On April 29, 2014 the Company announced the receipt of a complete response letter (CRL) from the FDA for its second NDA application from the Éclat portfolio. A CRL is issued by the FDA when the review of the file is completed and questions remain that precludes the approval of the NDA in its current form. In the CRL, the FDA noted that during a recent inspection of the manufacturing facility of the active pharmaceutical ingredient’s (API) supplier, deficiencies were found. Satisfactory resolution of these facility deficiencies is required before this application may be approved. There were no other deficiencies in the CRL. Final agreement on the draft product labeling is also pending.

INCORPORATION BY REFERENCE

As provided by in the Company’s Registration Statements on Form F-3, as filed with the Securities and Exchanges Commission on September 18, 2012 and February 12, 2014, each as subsequently amended, this report is being incorporated by reference into such registration statement.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FLAMEL TECHNOLOGIES S.A.
(Registrant)

/s/ Michael S. Anderson
Michael S. Anderson
Chief Executive Officer

Date: April 30, 2014

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Revised Statuts or bylaws of the Company (Filed herewith)
2.1	Amended and Restated Deposit Agreement among Flamel, The Bank of New York, as Depositary, and holders from time to time of American Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt) (2)
4.1*	Note Agreement among Flamel Technologies S.A., Flamel US Holdings, Inc. and Éclat Holdings, LLC, dated March 13, 2012 (3)
4.2	Guaranty of Note made by Flamel Technologies S.A. in favor of Éclat Holdings, LLC, dated March 13, 2012 (3)
4.3	Warrant to purchase 2,200,000 American Depositary Shares, each representing one Ordinary Share of Flamel Technologies S.A. (3)
4.4	Warrant to purchase 1,100,000 American Depositary Shares, each representing one Ordinary Share of Flamel Technologies S.A. (3)
4.5	Registration Rights Agreement between Flamel Technologies S.A. and Éclat Holdings, LLC, dated March 13, 2012 (3)
4.6	Facility Agreement among Flamel US Holdings, Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P dated December 31, 2012 (1)
4.7*	Royalty Agreement among Eclat Pharmaceuticals LLC, Horizon Santé FLML, Sarl and Deerfield Private Design Fund II, L.P dated December 31, 2012 (1)
4.8*	Security Agreement between Éclat Pharamaceuticals, LLC and Deerfield Private Design Fund II, L.P. and Horizon Santé FLML, Sarl, dated February 4, 2013 (1)
4.9	Broadfin Facility Agreement, effective as of December 3, 2013 (filed herewith)
4.10*	Broadfin Royalty Agreement, dated as of December 3, 2013 (filed herewith)
8.1	List of Subsidiaries (Filed herewith)
11.1	Code of Ethics for CEO (Directeur Général), Delegated Managing Directors (Directeurs Généraux Délégués) and Senior Financial Officers (4)
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith)
13.1	Certification of the Chief Executive Officer pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Furnished herewith)
13.2	Certification of the Principal Financial Officer pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Furnished herewith)
23.1	Consent of PricewaterhouseCoopers Audit (Filed herewith)

(1) Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013.

(2) Incorporated by reference to the Company’s registration statement on Form F-6 filed February 12, 2014, as amended (No. 333-193892).

(3) Incorporated by reference to the Company’s Current Report on Form 6-K, filed March 21, 2012.

(4) Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on April 26, 2004.

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