Form 20-F
period 2014-12-31
FLAMEL TECHNOLOGIES SA
filed 2015-04-30
CIK 1012477

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Parc Club du Moulin à Vent

33, avenue du Docteur Georges Levy

69200 Vénissieux France

(Address of principal executive offices)

Phillandas T. Thompson

Senior Vice President and General Counsel

Parc Club du Moulin à Vent

33, avenue du Docteur Georges Levy

69200 Vénissieux France

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

40,191,264 Ordinary Shares, nominal value 0.122 Euros per Ordinary Share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes           ☐        No☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes           ☐        No☒

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

Item 17     ☐        Item 18☐

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

The following product or drug delivery platform designations are trademarks of the Company: Bloxiverz®, DeliVax®, Flamel Technologies®, LiquiTime®, Micropump®, Medusa™, Trigger Lock™ and Vazculep™.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. The words “will,” “may,” “believe,” “expect,” “anticipate,” “estimate,” ”project” and the negative of these and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Although we believe that our forward-looking statements are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our research, development and commercialization activities and our results of operations will not differ materially from our expectations. Factors that could cause actual results to differ from expectations in our forward-looking statements include, among others, those specified in “Risk Factors” beginning on page 2, including:

•	we depend on a small number of products and customers for the majority of our revenues and the loss of any one of these products or customers could reduce our revenues significantly.

•	our Bloxiverz® and Vazculep™ products are not patent protected and could face substantial competition resulting in a loss of market share or forcing us to reduce the prices we charge for those products, which would have a material adverse effect on our revenues and results of operation.

•	we could fail to successfully complete the research and development for the two pipeline products we are evaluating for potential application to the FDA pursuant to our UMD strategy, or our competitors could complete the development of such products and apply for FDA approval of such products before us, which would have a material adverse effect on our future business opportunities.

•	we may depend on partnership arrangements or strategic alliances for the commercialization of some of our products, and the failure of any third party to fulfill its duties under such an arrangement or alliance could have a material adverse effect on our financial condition and results of operation.

•	our products may not gain market acceptance, and lack of such market acceptance would limit our ability to generate revenue which would have a material adverse effect on our business.

•	our products may not reach the commercial market for a number of reasons, which would adversely affect our future revenues.

•	we must invest substantial sums in research and development (“R&D”) in order to remain competitive, and we may not fully recover these investments.

•	the development of several of our drug delivery platforms and products depends on the services of a single provider and any interruption of such provider’s operations could significantly delay or have a material adverse effect on our product pipeline.

•	we depend upon a limited number of suppliers to manufacture our products and to deliver certain raw materials used in our products and the failure of any such supplier to timely deliver sufficient quantities of products or raw materials could have a material adverse effect on our business.

•	if our competitors develop and market technologies or products that are more effective or safer than ours, or obtain regulatory approval and market such technologies or products before we do, our commercial opportunity will be diminished or eliminated.

•	if we cannot adequately protect our drug delivery platforms and proprietary information, we may be unable to sustain a competitive advantage.

•	we depend on key personnel to execute our business plan and the loss of any one or more of these key personnel may limit our ability to effectively pursue our business plan.

•	we may cease to qualify as a foreign private issuer, which would increase the costs and expenses we incur to comply with U.S. Securities Laws.

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

ITEM 2.  Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.  Key Information

Selected Financial Data

The selected consolidated financial data as of December 31, 2014 and December 31, 2013 and for each of the three (3) years ended December 31, 2012 are derived from the Consolidated Financial Statements of the Company (for details see “Item 18. Financial Statements”), which have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) and audited by an independent registered accounting firm with the Public Company Accounting Oversight Board (United States). The selected consolidated financial data as of December 31, 2012, December 31, 2011 and December 31, 2010 have been derived from the unaudited financial statement and reflect the retroactive change from Discontinued Operations; for details see note 1 and 6 to the Consolidated Financial Statements in “Item 18. Financial Statements”. The selected consolidated financial data of the Company set forth below are qualified by reference to, and should be read in conjunction with, “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements and the Notes related thereto appearing elsewhere in this Annual Report on Form 20-F.

Statement of Operations Data

In thousands of U.S. dollars, except share	Year Ended December 31,
and per share data	2010	2011	2012	2013	2014
Revenues	18,794	9,238	7,534	4,179	14,775
Cost and Expenses	(27,408)	(21,496)	(17,447)	(57,879)	(108,632)
Income (Loss) from Operations	(8,614)	(12,258)	(9,913)	(53,700)	(93,857)
Interest and foreign exchange gain (loss), net	549	867	343	(4,626)	3,562
Other income	525	134	102	573	(36)
Income (loss) before income tax	(7,540)	(11,257)	(9,469)	(57,553)	(90,331)
Income tax benefit (expense)	(209)	(192)	4,729	11,244	1,407
Net income (loss) from continuing operations	(7,749)	(11,449)	(4,740)	(46,509)	(88,924)
Net income (loss) from Discontinued Operations	(1,226)	2,675	1,512	3,584	4,018
Net income (loss)	(8,975)	(8,774)	(3,228)	(42,925)	(84,906)
Income (Loss) from Operations per ordinary share	(0.35)	(0.50)	(0.39)	(2.11)	(2.59)
Basic and diluted earnings from continuing operations (loss) per ordinary share	(0.32)	(0.46)	(0.19)	(1.83)	(2.46)
Basic and diluted earnings from Discontinued Operations (loss) per ordinary share	(0.05)	0.11	0.06	0.14	0.11
Basic and diluted earnings (loss) per ordinary share	(0.37)	(0.36)	(0.13)	(1.69)	(2.34)
Basic weighted average number of shares outstanding (in thousands)	24,411	24,669	25,135	25,450	36,214
Diluted weighted average number of shares outstanding (in thousands)	24,411	24,669	25,135	25,450	36,214
Dividends per share	-	-	-	-	-

Balance Sheet Data

	As of December 31,
In thousands of U.S. dollars	2010	2011	2012	2013	2014
Cash, cash equivalents & marketable securities	31,344	24,491	9,155	7,037	92,834
Working capital [1]	25,941	18,338	10,726	(6,972)	41,480
Total assets	74,614	69,402	117,311	116,252	174,205
Long term liabilities (excluding deferred revenues)	15,641	19,763	72,267	85,169	78,468
Shareholders’ equity (deficits)	36,305	29,794	30,504	(9,512)	24,895

[1]	Working capital is calculated by subtracting current liabilities from current assets

Exchange Rates

Flamel publishes its financial statements in U.S. dollars. The reporting currency of the Company and its wholly-owned subsidiaries is the U.S. dollar as permitted by the SEC for a foreign private issuer (S-X Rule 3-20(a)). All assets and liabilities in the balance sheets of the Company and any of its subsidiaries, whose functional currency is the Euro, except those of the U.S. subsidiary whose functional currency is the U.S. dollar, are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at year-end rates, (2) income statement accounts at weighted average exchange rates for the year, and (3) shareholders' equity accounts at historical rates. Corresponding translation gains or losses are recorded in shareholders' equity.

Currently a significant portion of Flamel’s expenses are denominated in Euros. For information regarding the effects of currency fluctuations on the Company’s results, see “Item 5. Operating and Financial Review and Prospects.”

The following table sets forth the high, low and average exchange rates for the Euro against the U.S. dollar in each of the last five (5) years and in each of the previous six months.

Year Ended December 31, Euro to U.S. Dollar	High	Low	Average Rate [1]
2014	1.3953	1.2141	1.3288
2013	1.3814	1.2768	1.3282
2012	1.3454	1.2089	1.2856
2011	1.4882	1.2889	1.3917
2010	1.4563	1.1942	1.3268

Previous Six Months, Euro to U.S. Dollar	High	Low	Average Rate [1]
March 2015	1.1227	1.0557	1.0950
February 2015	1.1447	1.1240	1.1350
January 2015	1.2043	1.1198	1.1621
December 2014	1.2537	1.2141	1.2331
November 2014	1.2539	1.2393	1.2472
October 2014	1.2823	1.2524	1.2673

[1]	Annual totals represent the average of the noon buying rates for Euros of each business day during the relevant period, according to the “Banque de France”. Monthly totals represent the average of the noon buying rates for Euros for each business day during the relevant month according to the “Banque de France”.

The exchange rate for the Euro against the U.S. dollar as of April 29, 2015, was $1.1002 to € 1.00. The Company makes no representation that Euro amounts have been, could have been or could be converted into dollars at any of the exchange rates referred to herein as of a given date.

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

Risks Relating to Our Business and Industry

We depend on a small number of products and customers for the majority of our revenues and the loss of any one of these drug products or customers could reduce our revenues significantly.

The majority of our revenues are or will be derived from the commercialization of two (2) products, Bloxiverz® and Vazculep™. Additionally, we depend on a small number of customers for the majority of our revenues from sales of these two drug products. Four customers, AmeriSource Bergen, Cardinal, McKesson and Morris & Dickson accounted for approximately 99% of revenues from sales of these products in 2014. These customers comprise a significant portion of the distribution network for pharmaceutical products in the U.S. This distribution network is continuing to undergo consolidation marked by mergers and acquisitions among wholesale distributors and retail drug store chains. As a result, a small number of large wholesale distributors and large chain drug stores control a significant share of the market. We expect that continuing consolidation will increase pricing and other competitive pressures on pharmaceutical companies. The loss of any one of these products or the termination of our relationship with any of these customers or our failure to broaden our customer base could cause our revenues to decrease significantly and result in losses from our operations. Further, we may be unable to negotiate favorable business terms with customers that represent a significant portion of our revenues. If so, our revenues and gross profits, if any, may not grow as expected or may not grow at a rate sufficient to make us profitable.

We may depend on partnership arrangements or strategic alliances for the commercialization of some of our products in development, in particular those incorporating our drug delivery platforms.

The commercialization of some of our drug delivery platforms-based products in development, such as LiquiTime®-based Over-The-Counter (“OTC”) products (e.g. ibuprofen, guaifenesin) and Medusa™ exenatide, will require resources and expertise that we currently do not have. Therefore, we will need to seek partners, and/or enter into strategic alliances, licenses or other arrangements to successfully commercialize these products. Such arrangements will subject us to a number of risks, including the following:

•	we may not be able to control several factors in the commercialization of some of our products, including the amount, timing and quality of resources that our partners may devote to these products;

•	our partners may experience financial, regulatory or operational difficulties, which may impair their ability to commercialize these drug products;

•	as a requirement of any partnership arrangement, we may be required to relinquish important rights with respect to these drug products, such as marketing and distribution rights;

•	legal disputes or disagreements, including the ownership of intellectual property, may occur with one or more of our partners and may lead to lengthy and expensive litigation or arbitration;

•	significant changes in a partner’s business strategy may adversely affect a partner’s willingness or ability to satisfactorily complete its commercialization or other obligations under any such arrangement; and,

•	a partner could terminate the partnership arrangement, which could negatively impact the continued commercialization of these drug products.

Our products may not gain market acceptance.

Even if we and/or our partners obtain the necessary regulatory approval to market products, such products, technologies and product candidates may not gain market acceptance among physicians, patients, healthcare payers and medical communities. The degree of market acceptance of any product, technology or product candidate will depend on a number of factors, including:

•	the scope of regulatory approvals, including limitations or warnings in a product’s regulatory-approved labeling;

•	demonstration of the clinical safety and efficacy of the product or technology;

•	the absence of evidence of undesirable side effects of the product or technology that delay or extend trials;

•	the lack of regulatory delays or other regulatory actions;

•	its cost-effectiveness;

•	its potential advantage over alternative treatment methods;

•	the availability of third-party reimbursement; and

•	the marketing and distribution support it receives.

If any of our products or drug delivery platforms fail to achieve market acceptance, our ability to generate revenue will be limited, which would have a material adverse effect on our business. In addition, even if we gain regulatory approval and market acceptance, further delays due to, for example, the FDA not removing unapproved products from the market in a timely manner, may affect our ability to generate revenue quickly after market acceptance.

Our products may not reach the commercial market for a number of reasons.

Drug development is an inherently uncertain process with a high risk of failure at every stage of development. Successful Research and Development (“R&D) of pharmaceutical products is difficult, expensive and time consuming. Many product candidates fail to reach the market. Our success will depend on the development and the successful commercialization of previously Unapproved Marketed Drugs (“UMDs”) products and development of products that utilize our drug delivery platforms. If the UMDs products and/or the products incorporating our drug delivery platforms fail to reach the commercial market, our future revenues would be adversely affected.

Even if our products and current drug delivery platforms appear promising during development, there may not be successful commercial applications developed for them for a number of reasons, including:

•	the U.S. Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”), the competent authority of an EU Member State or an Institutional Review Board (“IRB”), or an Ethics Committee (EU equivalent to IRB), or our partners may delay or halt applicable clinical trials;

•	we or our partners may face slower than expected rate of patient recruitment and enrollment in clinical trials, or may devote insufficient funding to the clinical trials;

•	our current drug delivery platforms and drug products may be found to be ineffective or cause harmful side effects, or may fail during any stage of pre-clinical testing or clinical trials;

•	we or our partners may find certain products cannot be manufactured on a commercial scale and, therefore, may not be economical to produce;

•	managed care providers may be unwilling or unable to reimburse patients at an economically attractive level for products under development; or

•	our products could fail to obtain regulatory approval or, if approved, fail to achieve market acceptance, fail to be included within the pricing and reimbursement schemes of the U.S. or EU Member States, or be precluded from commercialization by proprietary rights of third parties.

We must invest substantial sums in Research and Development (“R&D) in order to remain competitive, and we may not fully recover these investments.

To be successful in the highly competitive pharmaceutical industry, we must commit substantial resources each year to R&D in order to develop new products and enhance our technologies. In 2014, we spent $17.3 million on R&D. Our ongoing investments in R&D for future products could result in higher costs without a proportionate increase, or any increase, in revenues. The R&D process is lengthy and carries a substantial risk of failure. If our R&D does not yield sufficient products that achieve commercial success, our future operating results will be adversely affected.

The development of several of our drug delivery platforms and products depend on the services of a single provider and any interruption of operations of such provider could significantly delay or have a material adverse effect on our product pipeline.

As part of the divestiture of our development and manufacturing facility (“Pessac Facility”) to Recipharm AB (“Recipharm”), we entered into certain agreements with Recipharm for the development, supply of clinical materials and potentially the supply of commercial batches for several of our products incorporating our drug delivery platforms, as well as our Medusa™ polymer(s); for details see “Item 4. Information on the Company”. Any disruption in the operations of Recipharm or if Recipharm fails to supply acceptable quantity and quality materials or services to us for any reason, such disruption or failure could delay our product development and could have a material adverse effect on our business, financial condition and results of operations. In case of a disruption, we may need to establish alternative manufacturing sources for our drug delivery products, and this would likely lead to substantial production delays as we build or locate replacement facilities and seek to satisfy necessary regulatory obligations.

We depend on a limited number of suppliers for the manufacturing of our products and certain raw materials used in of our products and any failure of such suppliers to deliver sufficient quantities of supplies of product or these raw materials could have a material adverse effect on our business.

Currently, we depend on a single manufacturer for both Bloxiverz® and Vazculep™. Additionally, we purchase certain raw materials used in our products from a limited number of suppliers, including a single supplier for certain key ingredients. If the supplies of these products or materials were interrupted for any reason, our manufacturing and marketing of certain products could be delayed. These delays could be extensive and expensive, especially in situations where a substitution was not readily available or required variations of existing regulatory approvals and certifications or additional regulatory approval. For example, an alternative supplier may be required to pass an inspection by the FDA, EMA or the competent authorities of EU Member States for compliance with current Good Manufacturing Practices (“cGMP”) requirements before supplying us with product or before we may incorporate that supplier’s ingredients into the manufacturing of our products by our contract, development, and manufacturing organizations (“CDMOs”). Failure to obtain adequate supplies in a timely manner could have a material adverse effect on our business, financial condition and results of operations.

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

Our drug delivery platforms compete with technologies provided by several other companies (for details see “Item 4. Competition and Market Opportunities”). In particular, New Biological or Chemical Entities (“NBEs” or “NCEs”) could be developed that, if successful, could compete against our drug delivery platforms or products. Among the many experimental therapies being tested in the U.S. and in the EU, there may be some that we do not now know of that may compete with our drug delivery platforms or products in the future. These new biological or chemical products may be safer or may work better than our products.

Further, unless and until the FDA has removed the UMDs, our marketed products may compete with products of companies such as Sandoz, with respect to Vazculep™. Additionally, the FDA could also approve generic versions or previously filed NDAs of our marketed products, as was the case with the approval of APP’s in January 2015 (a division of Fresenius Kabi USA, LLC) neostigmine methylsulfate product, a competitive product to Bloxiverz®.

Many of these competitors have substantially greater financial, technological, manufacturing, marketing, managerial and R&D resources and experience than we do. Furthermore, acquisitions of competing drug delivery companies by large pharmaceutical companies could enhance our competitors’ resources. Accordingly, our competitors may succeed in developing competing technologies and products, obtaining regulatory approval and gaining market share for these products more rapidly than we do.

If we cannot keep pace with the rapid technological change in our industry, we may lose business, and our drug delivery platforms could become obsolete or noncompetitive.

Our success also depends, in part, on maintaining a competitive position in the development of products and technologies in a rapidly evolving field. Major technological changes can happen quickly in the biotechnology and pharmaceutical industries. If we cannot maintain competitive products and technologies, our competitors may succeed in developing competing technologies or obtaining regulatory approval for products before us, and the products of our competitors may gain market acceptance more rapidly than our products. Such rapid technological change, or the development by our competitors of technologically improved or different products, could render our drug delivery platforms obsolete or noncompetitive.

We may fail to effectively develop our new products and any new and complementary businesses, products and technologies we may acquire in the future.

Part of our business strategy is to obtain FDA approval and commercialize Éclat’s portfolio of potential niche brand and generic specialty pharmaceutical products. We also are attempting to transition to a more vertically integrated business model that adds increased commercial capabilities in the U.S. to our existing drug delivery platforms. There can be no assurance that this strategy will be successful or that we will be able to successfully integrate and grow these two businesses; and a failure in either of these objectives could negatively impact our business and operating results.

Our success depends in part on our ability to continually enhance and broaden our product offerings in response to market demands, competitive pressures and evolving technologies. Accordingly, we may in the future pursue the acquisition of complementary businesses, products or technologies instead of developing them ourselves. We do not know if we would be able to successfully complete any acquisitions, or successfully integrate any acquired business, product or technology or retain any key employees. Integrating any business, product or technology we acquire could be expensive and time consuming, and could disrupt our ongoing business and distract our management. If we were to be unable to complete these acquisitions or to successfully integrate any acquired businesses, products or technologies effectively, our business would suffer. In addition, any amortization or charges resulting from the costs of acquisitions could negatively impact our operating results.

If we cannot adequately protect our intellectual property and proprietary information, we may be unable to sustain a competitive advantage.

Our success depends, in part, on our ability to obtain and enforce patents for our products, processes and drug delivery platforms and to preserve our trade secrets and other proprietary information. If we cannot do so, our competitors may exploit our inventions and deprive us of the ability to realize revenues and profits from our products and technologies.

Any patent applications that we have made or may make relating to our potential products, processes and technologies may not result in patents being issued. Patent law relating to the scope of claims in the pharmaceutical and biotechnology fields in which we operate is continually evolving and can be the subject of some uncertainty. The laws providing patent protection may change in a way that would limit protection. Our current patents may not be exclusive, valid or enforceable. They may not protect us against competitors that challenge our patents, such as companies that submit drug marketing applications to the FDA, the EMA, or the competent authorities of EU Member States that rely, at least in part, on safety and efficacy data from our products or our business partners’ products, obtain patents that may have an adverse effect on our ability to conduct business or are able to circumvent our patents. The scope of any patent protection may not be sufficiently broad to cover our products or to exclude competing products. Our partnerships with third parties expose us to risks that they will claim intellectual property rights on our inventions or fail to keep our unpatented technology or processes confidential.

Further, patent protection once obtained is limited in time, after which competitors may use the covered product or technology without obtaining a license from us. Because of the time required to obtain regulatory marketing approval, the period of effective patent protection for a marketed product is frequently substantially shortened.

We also rely on trademarks, copyrights, trade secrets and know-how to develop, maintain and strengthen our competitive position. To protect our trade secrets and proprietary technologies and processes, we rely, in part, on confidentiality agreements with our employees, consultants, advisors and partners. These agreements may not provide adequate protection for our trade secrets and other proprietary information in the event of any unauthorized use or disclosure, or if others lawfully develop the information. If these agreements are breached, we cannot be certain that we will have adequate remedies. Further, we cannot guarantee that third parties will not know, discover or independently develop equivalent proprietary information or technologies or processes, or that they will not gain access to our trade secrets or disclose our trade secrets to the public. Therefore, we cannot guarantee that we can maintain and protect unpatented proprietary information and trade secrets. Misappropriation or other loss of our intellectual property would adversely affect our competitive position and may cause us to incur substantial litigation or other costs.

The implementation of the Leahy-Smith America Invents Act of 2011 may adversely affect our business.

The Leahy-Smith America Invents Act of 2011 (“AIA”), changes the current U.S. “first-to-invent” system to a system that awards a patent to the “first-inventor-to-file” for an application for a patentable invention. This change alters the pool of available materials that can be used to challenge patents in the U.S. and eliminates the ability to rely on prior research to lay claim to patent rights. Disputes will be resolved through new derivation proceedings and the AIA creates mechanisms to allow challenges to newly issued patents in reexamination proceedings. New bases and procedures may make it easier for competitors to challenge our patents, which could result in increased competition and have a material adverse effect on our business and results of operations. The AIA may also make it harder to challenge third-party patents and place greater importance on being the first inventor to file a patent application on an invention. The AIA amendments to patent filing and litigation procedures in the U.S. may result in litigation being more complex and expensive and divert the efforts of our technical and management personnel.

Third parties may claim that our products infringe their rights, and we may incur significant costs resolving these claims.

Third parties may claim, that the manufacture, use, import, offer for sale or sale of our drug delivery platforms or our other products infringes on their patent rights. In response to such claims, we may have to seek licenses, defend infringement actions or challenge the validity of those patent rights in court. If we cannot obtain required licenses, are found liable for infringement or are not able to have such patent rights declared invalid, we may be liable for significant monetary damages, encounter significant delays in bringing products to market or be precluded from the manufacture, use, import, offer for sale or sale of products or methods of drug delivery covered by the patents of others. We may not have identified, or be able to identify in the future, U.S. or foreign patents that pose a risk of potential infringement claims.

Any claims that our products or drug delivery platforms infringe proprietary rights of third parties, with or without merit, could be time-consuming, result in costly litigation or divert the efforts of our technical and management personnel, any of which could disrupt our relationships with our partners and could significantly harm our operating results.

If we or our partners are required to obtain licenses from third parties, our revenues and royalties on any commercialized products could be reduced.

The development of some of our drug delivery platforms-based products may require the use of raw materials (e.g. proprietary excipient), active ingredients or drugs (e.g. proprietary proteins), technologies/processes, etc. developed by third parties. The extent to which efforts by other researchers have resulted or will result in patents and the extent to which we or our partners are forced to obtain licenses from others, if available, on commercially reasonable terms is currently unknown. If we or our partners must obtain licenses from third parties, fees must be paid for such licenses, which could reduce the revenues and royalties we may receive on commercialized products that incorporate our drug delivery platforms.

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

The costs of compliance with privacy and security laws, including protecting electronically stored information from cyber-attacks, and potential liability associated with failure to do so could adversely affect our business, financial condition and results of operations. We are subject to various domestic and international privacy and security regulations, including but not limited to The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”). HIPAA mandates, among other things, the adoption of uniform standards for the electronic exchange of information in common healthcare transactions, as well as standards relating to the privacy and security of individually identifiable health information, which require the adoption of administrative, physical and technical safeguards to protect such information. In addition, many states have enacted comparable laws addressing the privacy and security of health information, some of which are more stringent than HIPAA.

Fluctuations in foreign currency exchange rates may cause fluctuations in our financial results.

For the year ended December 31, 2014, we derived 98.6% of our total revenues from continuing operations from transactions in U.S. dollars, but have 75% of our cash and cash equivalents, and 39% of our marketable securities, and the majority of our expenses denominated in Euros. Our functional currency is the Euro and our reporting currency is the U.S. Dollar. As a result, both our actual and reported financial results could be significantly affected by fluctuations of the Euro relative to the U.S. dollar. We do not currently engage in substantial hedging activities with respect to the risk of exchange rate fluctuations, but we expect to implement hedging activities to manage exchange rate risk in the future.

Uncertainty remains about the ability of certain EU Member States to continue to service their sovereign debt obligations. This debt crisis and the related financial restructuring efforts may cause the value of the Euro to deteriorate, reducing the value of the Euro relative to the U.S. Dollar. Any strengthening in the U.S. Dollar relative to the Euro would have a negative effect on our balance sheet while a weakening in the U.S. Dollar relative to the Euro would have a positive effect. If global economic and market conditions, or economic conditions in the European Union, the U.S. or other key markets, remain uncertain, persist or deteriorate further, our business, financial condition, results of operations and cash flows may be adversely affected.

Our effective tax rate could be highly volatile and could adversely affect our operating results.

Our future effective tax rate may be adversely affected by a number of factors, many of which are outside of our control, including:

•	the jurisdictions in which profits are determined to be earned and taxed;

•	adjustments to estimated taxes upon finalization of various tax returns;

•	increases in expenses not deductible for tax purposes, including write-offs of acquired in-process R&D and impairment of goodwill in connection with acquisitions;

•	changes in available tax credits;

•	changes in share-based compensation expense;

•	changes in the valuation of our deferred tax assets and liabilities;

•	changes in domestic or international tax laws or the interpretation of such tax laws;

•	the resolution of issues arising from tax audits with various tax authorities;

•	the tax effects of purchase accounting for acquisitions that may cause fluctuations between reporting periods; and

•	taxes that may be incurred upon a repatriation of cash from foreign operations.

Any significant increase in our future effective tax rates could impact our results of operations for future periods adversely.

We depend upon consultants, advisors and outside contractors extensively in important roles within our Company.

We outsource many key functions of our business and therefore rely on a substantial number of consultants, advisors and outside contractors. If we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our development activities may be extended, delayed or terminated which would have an adverse effect on our development program and our business.

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

Risks Relating to Regulatory and Legal Matters

Products that incorporate our drug delivery platforms and other products we may develop are subject to regulatory approval. If we or our pharmaceutical and biotechnology company partners do not obtain such approvals, or if such approvals are delayed, our revenues may be adversely affected.

Although products that incorporate our drug delivery platforms and other products we may develop, may appear promising, in particular at their early stages of development and in clinical trials, none of these potential platforms or products may gain regulatory approval and reach the commercial market for a variety of reasons.

In the U.S., federal, state and local government agencies, primarily the FDA, regulate all pharmaceutical products, including existing products and those under development. We cannot control, and our pharmaceutical and biotechnology partners cannot control, the timing of regulatory approval for any of these products, or if approval is obtained at all. We, or our partners, may experience significant delays in expected product releases while attempting to obtain regulatory approval for products incorporating our technologies. If we, or our partners, are not successful, our revenues and profitability may decline.

Applicants for FDA approval often must submit to the FDA extensive clinical and pre-clinical data, as well as information about product manufacturing processes and facilities and other supporting information. Varying interpretations of the data obtained from pre-clinical and clinical testing could delay, limit or prevent regulatory approval of a drug product. The FDA also may require us, or our partners, to conduct additional pre-clinical studies or clinical trials. For instance, the FDA may require additional toxicology tests and clinical trials to confirm the safety and effectiveness of Medusa-based product candidates, which would impact development plans for product candidates. In addition, although Flamel has submitted a Drug Master File (“DMF”) for its lead Medusa polymer, the FDA may require additional information prior to the conduct of clinical trials or for commercialization of any product that uses our Medusa polymer and cross-references our DMF.

Similarly, although we anticipate submitting applications for approval for our development products that rely on existing data to demonstrate safety and effectiveness, FDA may determine that additional studies particular to our products are necessary. If FDA requires such additional data, it would impact development plans for those products.

Changes in FDA approval policy during the development period, or changes in regulatory review for each submitted new product application, also may delay an approval or result in rejection of an application. For instance, under the Food and Drug Administration Amendments Act of 2007 (“FDAAA”), we or our partners may be required to develop Risk Evaluations and Mitigation Strategies (“REMS”), to ensure the safe use of product candidates. If the FDA disagrees with our or our partners’ REMS proposals, it may be more difficult and costly for us, or our partners, to obtain regulatory approval for product candidates. Similarly, FDAAA provisions may make it more likely that the FDA will refer a marketing application for a new product to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. This review may add to the wait time for approval, and, although the FDA is not bound by the recommendation of an advisory committee, objections or concerns expressed by an advisory committee may cause the FDA to delay or deny approval.

The FDA has substantial discretion in the approval process and may disagree with our or our partners’ interpretations of data and information submitted in an application, which also could cause delays of an approval or rejection of an application. Even if the FDA approves a product, the approval may limit the uses or indications for which a product may be marketed, restrict distribution of the product or require further studies. With respect to Bloxiverz®, the FDA has required the Company to conduct post-marketing non-clinical, toxicity studies by December 2016.

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

Commercial products are subject to continuing regulation, and we on our own, and in conjunction with our pharmaceutical and biotechnology partners, may be subject to adverse consequences if we or they fail to comply with applicable regulations.

We on our own and in conjunction with our pharmaceutical and biotechnology partners will be subject to extensive regulatory requirements for our and the co-developed products and product candidates that incorporate our drug delivery platforms, even if the products receive regulatory approval. These regulations are wide-ranging and govern, among other things:

•	adverse drug experiences and other reporting requirements;

•	product promotion and marketing;

•	active pharmaceutical ingredients and/or product manufacturing, including cGMP compliance;

•	record keeping;

•	distribution of drug samples;

•	required clinical trials and/or post-marketing studies;

•	authorization renewal procedures;

•	authorization variation procedures;

•	compliance with any required REMS;

•	updating safety and efficacy information;

•	processing of personal data;

•	use of electronic records and signatures; and

•	changes to product manufacturing or labeling.

If we or our partners, including any CDMOs that we use, fail to comply with these laws and regulations, the FDA, the European Commission, competent authorities of EU Member States, or other regulatory organizations, may take actions that could significantly restrict or prohibit commercial distribution of our products and products that incorporate our technologies. If the FDA, the European Commission or competent authorities of EU Member States determine that we are not in compliance with these laws and regulations, they could, among other things:

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

From time to time, the US Congress, the Council of the European Union and the European Parliament, as well as the legislators of the EU Member States, adopt changes to the statutes that the FDA, the European Commission and the competent authorities of the EU Member States enforce in ways that could significantly affect our business. In addition, the FDA, the European Commission and the competent authorities of the EU Member States often issue new regulations or guidance, or revise or reinterpret their current regulations and guidance in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted or FDA, EU or EU Member State’s regulations, guidance or interpretations changed, and what the impact of any such changes may be.

Any such changes could have a significant impact on the path to approval of products incorporating our drug delivery platforms, our products or of competing products, and to our obligations and those of our pharmaceutical and biotechnology company partners.

We and companies to which we have licensed, or will license our products or drug delivery platforms and subcontractors we engage for services related to the development and manufacturing of our products are subject to extensive regulation by the FDA and other regulatory authorities. Our and their failure to meet strict regulatory requirements could adversely affect our business.

We, and companies to which we license our products or drug delivery platforms, as well as, companies acting as subcontractors for our product developments, including but not limited to non-clinical, pre-clinical and clinical studies, and manufacturing, are subject to extensive regulation by the FDA, other domestic regulatory authorities and equivalent foreign regulatory authorities, particularly the European Commission and the competent authorities of EU Member States. Those regulatory authorities may conduct periodic audits or inspections of the applicable facilities to monitor compliance with regulatory standards and we remain responsible for the compliance of our subcontractors. If the FDA or another regulatory authority finds failure to comply with applicable regulations, the authority may institute a wide variety of enforcement actions, including: warning letters or untitled letters; fines and civil penalties; delays in clearing or approving, or refusal to clear or approve, products; withdrawal, suspension or variation of approval of products; product recall or seizure; orders to the competent authorities of EU Member States to withdraw or vary national authorization; orders for physician notification or device repair, replacement or refund; interruption of production; operating restrictions; injunctions; and criminal prosecution. Any adverse action by a competent regulatory agency could lead to unanticipated expenditures to address or defend such action and may impair the ability to produce and market applicable products, which could significantly impact our revenues and royalties that we receive from our customers.

We may face product liability claims related to clinical trials for our products or their misuse.

The testing, including through clinical trials, manufacturing and marketing, and the use of our products may expose us to potential product liability and other claims. If any such claims against us are successful, we may be required to make significant compensation payments. Any indemnification that we have obtained, or may obtain, from Contract Research Organizations (“CROs”) or pharmaceutical and biotechnology companies or hospitals conducting human clinical trials on our behalf may not protect us from product liability claims or from the costs of related litigation. Insurance coverage is expensive and difficult to obtain, and we may be unable to obtain coverage in the future on acceptable terms, if at all. We currently maintain general liability insurance with a limit of €8 million and product liability and recall insurance with a limit of €10 million for products incorporating our drug delivery platforms, and coverage of $10 million for products marketed by the US operations of the Company (Bloxiverz® and Vazculep™). We cannot be certain that the coverage limits of our insurance policies or those of our strategic partners will be adequate. If we are unable to obtain sufficient insurance at an acceptable cost, a product liability claim or recall could adversely affect our financial condition. Similarly, any indemnification we have obtained, or may obtain, from pharmaceutical and biotechnology companies with whom we are developing, or will develop, our products may not protect us from product liability claims from the consumers of those products or from the costs of related litigation.

If we use hazardous biological and/or chemical materials in a manner that causes injury, we may be liable for significant damages.

Our R&D activities involve the controlled use of potentially harmful biological and/or chemical materials, and are subject to U.S., state, EU, national and local laws and regulations governing the use, storage, handling and disposal of those materials and specified waste products. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials, including fires and/or explosions, storage tank leaks and ruptures and discharges or releases of toxic or hazardous substances. These operating risks can cause personal injury, property damage and environmental contamination, and may result in the shutdown of affected facilities and the imposition of civil or criminal penalties. The occurrence of any of these events may significantly reduce the productivity and profitability of a particular manufacturing facility and adversely affect our operating results.

We currently maintain property, business interruption and casualty insurance with aggregate maximum limits of €60 million, which are limits that we believe to be commercially reasonable, but may be inadequate to cover any actual liability or damages.

Risks Relating to Ownership of Our Securities

Our share price has been volatile and may continue to be volatile.

The trading price of our shares has been, and is likely to continue to be, highly volatile. The market value of an investment in our shares may fall sharply at any time due to this volatility. During the year ended December 31, 2014, the closing sale price of our ADSs as reported on the NASDAQ National Market ranged from $8.15 to $18.89. During the year ended December 31, 2013, the closing sale price of our ADSs as reported on the NASDAQ National Market ranged from $3.25 to $8.21. The market prices for securities of drug delivery, specialty pharma, biotechnology and pharmaceutical companies historically have been highly volatile. Factors that could adversely affect our share price include, among others:

•	fluctuations in our operating results;

•	announcements of technological partnerships, innovations or new products by us or our competitors;

•	actions with respect to the acquisition of new or complementary businesses;

•	governmental regulations;

•	developments in patent or other proprietary rights owned by us or others;

•	public concern as to the safety of drug delivery platforms developed by us or drugs developed by others using our platform;

•	the results of pre-clinical testing and clinical studies or trials by us or our competitors;

•	adverse events related to our products or products developed by pharmaceutical and biotechnology company partners that use our drug delivery platforms;

•	lack of efficacy of our products;

•	litigation;

•	decisions by our pharmaceutical and biotechnology company partners relating to the products incorporating our technologies;

•	actions by the FDA, the EMA or national authorities of EU Member States in connection with submissions related to the products incorporating our technologies;

•	the perception by the market of biotechnology and high technology companies generally; and

•	general market conditions, including the impact of the current financial environment.

Because we have limited commercial sales, evaluating our prospects may be difficult.

Our primary commercial sales currently include only the Éclat products of Bloxiverz® and Vazculep™. We have had no commercial sales to date of products incorporating our Medusa technology. Accordingly, we have only a limited history of commercial sales, which may make it difficult to evaluate our prospects. The difficulty in evaluating our prospects may cause volatile fluctuations in the market price of our shares as investors and holders react to information about our prospects. Since 1995 and up to December 1, 2014, we have generated revenues from product development fees and licensing arrangements and royalties associated with Coreg CR® classified as Discontinued Operations. Our business and prospects must be evaluated in light of the risks and uncertainties of a company with limited commercial sales of products and only two currently marketed products, Bloxiverz® and Vazculep™.

If we are not profitable in the future, the value of our shares may fall.

We have a history of operating losses and have accumulated aggregate net loss from inception of approximately $320 million through December 31, 2014. If we are unable to earn a profit in future periods, the market price of our stock may fall. The costs for R&D of our products and drug delivery platforms and general and administrative expenses have been the principal causes of our net losses in recent years. Our ability to operate profitably depends upon a number of factors, many of which are beyond our direct control. These factors include:

•	the demand for our drug delivery platforms and products;

•	the level of product and price competition;

•	our ability to develop new partnerships and additional commercial applications for our products;

•	our ability to control our costs;

•	our ability to broaden our customer base;

•	the effectiveness of our marketing strategy;

•	the effectiveness of our partners’ marketing strategy for products that use our technology; and

•	general economic conditions.

We may require additional financing, which may not be available on favorable terms or at all, and which may result in dilution of our shareholders’ equity interest.

We may require additional financing to fund the development and possible acquisition of new products and to increase our production capacity beyond what is currently anticipated. We may consume available resources more rapidly than currently anticipated, resulting in the need for additional funding. If we cannot obtain financing when needed, or obtain it on favorable terms, we may be required to curtail our plans to continue to develop drug delivery platforms. We also may elect to pursue additional financing at any time to more aggressively pursue development of new products. Other factors that will affect future capital requirements and may require us to seek additional financing include:

•	the development and acquisition of new products and drug delivery platforms;

•	the progress of our research and product development programs;

•	results of our partnership efforts with potential pharmaceutical and biotechnology company partners; and

•	the timing of, and amounts received from, future product sales, product development fees and licensing revenue and royalties.

If adequate funds are not available, we may be required to significantly reduce or refocus our product development efforts, resulting in loss of sales, increased costs and reduced revenues. Alternatively, to obtain needed funds for acquisitions or operations, we may choose to issue shares of our common stock or preferred stock, either through public or private financings. Additional funds may not be available on terms that are favorable to us and, in the case of such equity financings, may result in dilution to our stockholders.

We are subject to different corporate disclosure standards than U.S based companies that may limit the information available to holders of our ADSs.

As a foreign private issuer under SEC rules, there will be less publicly available information about the Company than there would be if we were a U.S. public company. Foreign private issuers are not required to comply with certain disclosure requirements that apply to public companies organized in the United States. For example, because we are a foreign private issuer, (a) we are exempt from the disclosure and procedural requirements under Section 14 of the Exchange Act applicable to soliciting proxies, consents or authorizations, (b) our officers and directors are exempt from the reporting and “short-swing” profit recovery and reporting provisions under Section 16 of the Exchange Act with respect to their purchases and sales of our securities, and (c) although we expect to submit quarterly interim financial data to the SEC on a Form 6-K, we are not required to file periodic reports on Form 8-K or financial statements on Form 10-Q, each of which forms generally requires more information and is required to be filed more promptly than Form 6-K. In addition, we are not listed in France, as such we are not subject to disclosure requirements of listed companies in France, including any requirements to furnish quarterly or annual financial statements.

We may cease to qualify as a foreign private issuer, which would increase the costs and expenses we incur to comply with U.S. Securities Laws.

As required by SEC rules, we determine our foreign private issuer status annually as of the last business day of our second fiscal quarter. Thus, on June 30, 2015 or any subsequent June 30, we could fail to meet the requirements necessary to maintain our foreign private issuer status. We would fail to qualify as a foreign private issuer if more than 50% of our securities are held by U.S. residents and either (a) more than 50% of our executive officers or members of our board of directors are citizens or residents of the United States, or (b) more than 50% of our assets are located in the United States; or (c) our business is administered principally in the United States. If we fail to qualify as a foreign private issuer, the costs and expenses we incur to comply with U.S. securities laws would likely be significantly higher than the costs we incur as a foreign private issuer. For example, (a) we would be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects, and which must be filed more promptly, than the forms available to a foreign private issuer, and (b) we would be required to comply with the disclosure and procedural requirements under Section 14 of the Exchange Act applicable to soliciting proxies, consents or authorizations.

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

On March 31, 2015, Deerfield Capital and certain of its affiliates beneficially owned approximately 13.08% of our outstanding shares (in the form of ADRs) and Broadfin Capital and certain of its affiliates beneficially owned approximately 12.82% of our outstanding shares (in the form of ADRs). See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders”. To the extent these shareholders continue to hold a large percentage of our share capital and voting rights, they will remain in a position to exert heightened influence in the election of the directors of the Company and in other corporate actions that require shareholder approval, including change of control transactions.

ITEM 4. Information on the Company

General Overview

Flamel Technologies SA is a specialty pharmaceutical company utilizing core competencies in drug delivery and formulation to develop safer and more efficacious pharmaceutical products to address unmet medical needs and/or reduce overall healthcare costs. The Company has a balanced business model consisting of a successful previously Unapproved Marketed Drugs (“UMDs”) business with two approved and marketed products in the USA, Bloxiverz® (neostigmine methylsulfate injection) and Vazculep™ (phenylephrine hydrochloride injection), both obtained through the acquisition of Éclat Pharmaceuticals, LLC’s (or “Éclat”) portfolio on March 13, 2012, and a branded business, focusing on the development of products utilizing Flamel’s proprietary drug delivery platforms. The branded products are based on proprietary drug delivery platforms and target high-value solid oral and alternative dosage forms using 505(b)(2) and Biosimilar pathways where the Company can develop strong intellectual property positions and deliver meaningful patient benefits. Flamel is headquartered in Lyon, France and has operations in St. Louis, Missouri, USA, and Dublin, Ireland.

Corporate Information

The Company was incorporated as a Société Anonyme (or SA), a form of corporation under the laws of the Republic of France, in August 1990 as Flamel Technologies S.A. and its shares, represented by American Depositary Shares, began to be quoted on the NASDAQ National Market in 1996 and are now quoted on the NASDAQ Global Market. As per the Company’s by-laws, its legal existence expires in 2099, unless extended. Flamel’s principal place of business is located at Parc Club du Moulin à Vent, 33, avenue du Docteur Georges Lévy, 69200 Venissieux, France (a suburb of Lyon); phone number +33 472 78 34 34, fax number +33 472 78 34 35. Its website is www.flamel.com.

The Company currently has two direct wholly owned operating subsidiaries: Flamel US Holdings, Inc., and Flamel Irish Holdings, Ltd. Flamel US Holdings, Inc. is a Delaware corporation, created for the acquisition of Éclat in March 2012. Éclat Pharmaceuticals, LLC, a Delaware limited liability company, is a wholly owned subsidiary of Flamel US Holdings, Inc. Talec Pharma, LLC, a Delaware limited liability company, is a wholly owned subsidiary of Éclat Pharmaceuticals, LLC. Flamel Irish Holdings, Ltd is a corporation duly organized under the laws of Ireland. Its wholly owned subsidiary, Flamel Ireland, Ltd., a corporation duly organized under the laws of Ireland, is where all intangible property was relocated on December 16, 2014 (see “Item 4. Developments in 2014 and early 2015”). A complete list of the Company’s subsidiaries can be found in Exhibit 8.1 to this Annual Report.

Our Business Model

Since the acquisition of Éclat, we have implemented a balanced business model allowing Flamel to (i) commercialize niche branded (Bloxiverz® and Vazculep™) and generic pharmaceutical products in the U.S. and other countries as appropriate (for more details, see “Item 4. Lead Products”), and (ii) blend novel, high-value internally developed products with our drug delivery and capabilities (for more details, see “Item 4. Other Products Under Development”).

Flamel’s new model allows us now to select, develop, seek approval for, and commercialize niche branded products mainly in the U.S. and most of the opportunities are self-funded. By adopting this revised strategy, the Company makes itself less dependent on the often changing strategies of partners in the future. Nevertheless, Flamel is still exploring development, supply and licensing opportunities for either its drug delivery platforms (Micropump® oral sustained release platform, and its derivatives LiquiTime® and Trigger Lock™, and the long acting injectable platform Medusa™; see “Item 4. Flamel’s Drug Delivery Platforms Overview” for details) or its proprietary products (as the case may be; see “Item 4. Other Products Under Development” for details) with carefully selected third parties, but, unlike our historical operations, will not be dependent completely on those partnerships to create revenue and profit opportunities.

Business Strengths and Strategies

Éclat, which has focused on pursuing U.S. Food and Drug Administration (“FDA”) approvals through the 505(b)(2) regulatory pathway (see “Item 4. Patent Restoration and Exclusivity”), adds to our Company marketing and licensing knowledge of the commercial and regulatory process in the U.S, which we believe enhances the ability of the Company to identify potential product candidates for development, leverage new opportunities for the application of our drug delivery platforms, and to license and market products in both the U.S. and EU.

In addition to the historical science-oriented strengths of Flamel as an innovator of drug delivery platforms, we now have enhanced our ability to pursue commercial opportunities and identify new product candidates and have gained a products portfolio in various stages of development (see “Item 4. Lead Products” and “Item 4. Other Products Under Development”). The first product from the acquired Éclat’s portfolio, Bloxiverz® (neostigmine methylsulfate injection for the reversal of effects of blocking agents after surgery), was approved by the FDA on May 31, 2013 and is currently being marketed in the U.S. The second product, Vazculep™ (phenylephrine hydrochloride injection for the treatment of clinically important hypotension resulting primarily from vasodilation in the setting of anesthesia), was approved by the FDA on June 27, 2014 and launched in October, 2014 in the U.S. Flamel believes that Bloxiverz® and Vazculep™ could have a significant impact on the Company’s revenue generation and favorably impact its progression to profitability.

We anticipate this enhanced commercialization capability will allow us to retain a greater portion of the economic benefits associated with sales not only of two products, but additional “Unapproved to Approved” products as well (see “Item 4. Other Products Under Development - Additional “Unapproved to Approved” Products using the Unapproved Marketed Drug (or UMD) Strategy”). In addition, we intend to pursue FDA approval of new products developed using our drug delivery platforms (see “Item 4. Other Products Under Development - Proprietary pipeline to deliver several regulatory filings (US and/or EU) through 2017”).

Our versatile, proprietary drug delivery platforms (Micropump®, LiquiTime®, Trigger Lock™, Medusa™) allow us to select unique product development opportunities, representing either “life cycle” opportunities for marketed chemical and biological drugs (via 505(b)(2) or ANDA regulatory paths), or innovative formulation opportunities for NCEs or NBEs (via NDA regulatory path). Our drug delivery platforms allow us to generate competitive differentiated product profiles (e.g. improvement of pharmacokinetics, efficacy and/or safety). These product development opportunities offer the ability to grow market share and to protect market position, through patent protection and/or product differentiation in multiple marketplaces. As part of our new business model, several products formulated using our proprietary drug delivery platforms are currently under various stages of development at Flamel, using a variety of regulatory pathways. These products will be marketed either by the Company and/or by partners via licensing/distribution agreements (see “Item 4. Other Products Under Development - Proprietary pipeline to deliver several regulatory filings (US and/or EU) through 2017”).

The key elements of our strategy that enable us to build upon our strengths are:

•	Maximizing the commercial potential of our “Unapproved to Approved” products;

•	Continuing to build commercially successful products utilizing Micropump®;

•	Identifying and optimizing time-to-market for our (not yet approved) drug delivery platforms, i.e. LiquiTime®, Trigger Lock™ and Medusa™.

•	Maximizing the technical potential of our existing drug delivery platforms for developing new and proprietary products with the appropriated development pathway (as identified above);

•	Developing and validating additional drug delivery platforms for unmet applications utilizing our current drug delivery platforms; and,

•	Leveraging the capabilities of our existing (and future) proprietary products and/or drug delivery platforms with pharmaceutical and biotechnology partners.

Developments in 2014 and early 2015

On March 6, 2014, we announced we had offered to sell 10.8 million ADSs, representing Company’s ordinary shares, in an underwritten public offering. In connection with the offering, Company granted the underwriters a 30-day option to purchase up to an additional 15% (1.6 million) of the ADSs offered in the public offering to cover over-allotments, if any. The offering closed on March 12, 2014. The ADSs described were offered by Company pursuant to a shelf registration statement on Form F-3 previously filed with the SEC. The ADSs were sold at a price to the public of $9.75 per ADS. All of the ADSs in this offering were sold by Flamel. The underwriters subsequently exercised the over-allotment option in full. As a result we sold a total of 12.4 million ADSs (representing an equal number of our ordinary shares) for total net proceeds (after deducting commission) of approximately $113 million. We used some of the net proceeds from the offering for the repayment of all outstanding amounts under the secured lines of credit previously provided by our shareholders Deerfield Capital L.P and Broadfin Capital LLC, as well as the notes issued in connection with our acquisition of Éclat. The Company intends to use the remaining net proceeds for the continued development of its product pipeline, including possible clinical trials, and general corporate purposes, including working capital.

On April 7, 2014, we announced that sodium oxybate product based on our proprietary Micropump® platform has achieved, in a First-in-Man (“FIM”) clinical study in healthy volunteers, the objective of one single dose before bedtime for patients suffering from narcolepsy, eliminating the need for a second dose. The current dosing regimen for Xyrem® (sodium oxybate), the standard of care product in the U.S. is two equal, divided doses: the first dose to be taken at bedtime and the second dose 2.5 to 4 hours later. The FIM clinical study was designed as a 16 subject four-way crossover evaluating three different formulations of Micropump® sodium oxybate and Xyrem® at a nightly dose of 4.5g (two doses of 2.25g for Xyrem®) with an extension phase at 6g for successful Micropump® formulations. The key data for the 14 evaluable subjects at 4.5g are: onset of action similar to Xyrem®, Cmax lower than Xyrem® and, mean blood concentration (μg/ml) at hours 7 and 8 similar to Xyrem®. For the extension phase of the study, two formulations were moved forward for dosing at 6g. Thirteen subjects were evaluable as one subject dropped out for a reason unrelated to drug. The profiles for both formulations were consistent with expectations. The current study will continue to treat subjects at higher doses. Given these results, the Company announced to begin a new clinical study before the end of 2014 in a larger number of subjects.

On June 25, 2014, we announced positive preclinical results for our once-a-week formulation of exenatide, a glucagon-like peptide-1 agonist (GLP-1 agonist) used to treat type 2 diabetes. The product demonstrated close to 100% bioavailability with no initial release spike or burst effect in plasma. Two successive injections were administered with very similar release profiles. There were no adverse clinical signs and excellent local tolerability was observed. The pharmacokinetic profile is compatible with a release over one week in humans.

On June 27, 2014 we announced the approval by the FDA of the NDA for Vazculep™ (phenylephrine hydrochloride injection), an alpha-1 adrenergic receptor agonist indicated for the treatment of clinically important hypotension resulting primarily from vasodilation in the setting of anesthesia. Vazculep™ was approved as 1 mL single use vials, and 5 mL and 10 mL pharmacy bulk package vials and was launched, shipped and reached hospital shelves in October 2014.

On August 4, 2014, we announced that we have received communication from the FDA that all manufacturers of unapproved versions of neostigmine methylsulfate have been notified by the FDA to cease manufacturing of the unapproved product as of July 30, 2014. The Company stated that its inventories were sufficient to provide 100% of the market for neostigmine methylsulfate with Bloxiverz®, its FDA-approved version of the product.

On September 29, 2014, we announced positive results of FIM clinical trial with LiquiTime® ibuprofen. One formulation of LiquiTime® ibuprofen was shown to be bioequivalent to the immediate release ibuprofen oral suspension using the FDA requirements for bioequivalence. There were no safety or tolerability issues raised during the study.

On October 31, 2014, we announced that Dr. David Monteith, who has 25 years of pharmaceutical industry experience, joined the Company as Vice President, Research and Development

On November 28, 2014, we announced that Flamel had entered into an agreement to divest its development and manufacturing facility and associated business located in Pessac, France, to Recipharm AB (“Recipharm”). The sale closed on December 1, 2014. Under the agreement, Recipharm paid the Company $13.2 million. Additionally, Recipharm made an investment of $13.0 million in Flamel’s stock at a purchase price equal to the trailing 20-day average price. This divestiture agreement allowed Flamel to retain access to the development and manufacturing capabilities of Pessac and to use Recipharm’s other facilities for the development or manufacture of its proprietary pipeline if needed. The Pessac Facility was not currently used for the production of Flamel finished products and Flamel intended to continue to outsource to third party contract manufacturing companies like Recipharm.

On December 16, 2014, we announced the transfer of all of our intangible property from our French entity to our Irish-based entity as a part of a global reorganization. The intangible property included patents on drug delivery platforms, clinical data sets and other intangible assets related to the pipeline of our proprietary products in development. Flamel’s proprietary drug delivery platforms include Micropump® (and its applications to the development of liquid formulations LiquiTime® and of abuse-resistant formulations Trigger Lock™) and Medusa™ platforms.

On December 19, 2014, we reported positive results of a second clinical trial with Micropump® sodium oxybate. The results confirmed the elimination of the “middle-of-the-night dose” achieved in previous study. The elimination of the second dose for narcolepsy patients would not only provide more convenience, but could also benefit patients by eliminating or reducing the current disruption in nighttime sleep. The potential for additional benefits, including improved safety, will be studied in the next study(ies).

On January 15, 2015, we announced that the Wholesale Acquisition Cost (“WAC”) for Bloxiverz® has been increased to $98.75 per vial for both the 0.5 and 1.0 mg/mL strengths, subsequent to the approval by the FDA of APP’s NDA for neostigmine methylsulfate product.

On March 27, 2015, we announced positive results of FIM clinical trial with LiquiTime® guaifenesin. Three different twice-daily formulations of LiquiTime® guaifenesin against immediate release guaifenesin tablets dosed every four hours were evaluated in a 16-healthy volunteers four-way crossover pharmacokinetic study. The trial was intended to provide sufficient data for us to choose the best formulation to move forward into a pivotal study. While none of the formulations in this relatively small pilot study exactly satisfied all of the criteria necessary for proving bioequivalence of Area Under the Curve (“AUC”) to the immediate release guaifenesin tablets under FDA requirements, the results clearly met the intention of the study. The chosen formulation will be optimized and scaled up with the aim to perform a pivotal study in 2016. In addition, there were no safety issues raised during the study.

On April 7, 2015, we announced the departure of Mr. Steve Lisi, Senior Vice President of Business and Corporate Development at Flamel. The Company has immediately begun a comprehensive search for a permanent replacement and is expecting to hire a new Vice President of Business and Corporate Development within the next six to eight weeks. Flamel also reaffirmed its product revenue guidance for 2015 of $170 to $185 million for combined sales of Bloxiverz® and Vazculep™.

Lead Products

Bloxiverz® (neostigmine methylsulfate injection), Flamel’s first NDA approval. Bloxiver®’s NDA was filed on July 31, 2012. Bloxiverz® was approved by the FDA on May 31, 2013 and was launched in July 2013. Bloxiverz® is a drug used intravenously in the operating room for the reversal of the effects of non-depolarizing neuromuscular blocking agents after surgery. Bloxiverz® is the first FDA-approved version of neostigmine methylsulfate. Today, neostigmine is the most frequently used product for the reversal of the effects of other agents used for neuromuscular blocks. There are approximately 5 million vials sold annually in the U.S. The volume of sales of Bloxiverz® has been dependent upon, as per FDA guidance (see “Item 4. Other Products Under Development - Unapproved Marketed Drug (or UMD) Strategy”), on the FDA removing all unapproved products from the market in a timely manner (typically one year post approval). All manufacturers of unapproved versions of neostigmine methylsulfate have been notified by the FDA to cease manufacturing of the unapproved product as of July 30, 2014. On January 8, 2015, the FDA approved Fresenius Kabi USA (“Fresenius”)’s NDA for neostigmine methylsulfate (for both 0.5 mg/1mL and 1 mg/1mL strengths). On January 15, 2015, Flamel’s increased the WAC for Bloxiverz® to $98.75 (from the previous WAC of $35.80) per vial for both the 0.5 and 1.0 mg/mL strengths. In 2014, we recognized a total amount of $10.2 million as revenues from product sales (for more details, see “Item 5. Results of Operations”). In the future, the volume of sales of Bloxiverz® is dependent upon the competitive landscape between Flamel, APP, and any subsequent ANDA approvals that may occur.

Vazculep™ (phenylephrine hydrochloride injection), Flamel’s second NDA approval. On June 28, 2013, the Company filed an NDA for a second product developed by Éclat and later identified as Vazculep™ (phenylephrine hydrochloride injection). The product was approved by the FDA on June 27, 2014. Flamel’s subsidiary Éclat Pharmaceuticals started shipping Vazculep™ (in 1mL single use vials, and 5mL and 10mL pharmacy bulk package vials) to wholesalers in October 2014. There are approximately 7 million vials sold annually in the U.S. Vazculep™ is the only FDA-approved version of phenylephrine hydrochloride to be available in all three vial sizes. West-Ward Pharmaceuticals Corp. (“West Ward”) commercializes the 1mL single-dose vial, as an approved product in the U.S. (NDA approved by the FDA on December 20, 2012); and, Sandoz, Inc. commercializes the 5mL and 10mL vials as unapproved products in the U.S.. The volume of sales of Vazculep™ is dependent upon the competitive landscape in the marketplace.

Coreg CR®, the Micropump®-based marketed product. Coreg CR® is an extended-release formulation (once-a-day) of Coreg (i.e. carvedilol phosphate), a non-selective antagonist of Beta 1, Beta 2 adrenergic receptors and a selective antagonist of Alpha 1 adrenergic receptors. Coreg® and Coreg CR® are the only beta blockers indicated for the treatment of moderate to severe heart failure and left ventricular dysfunction following myocardial infarction. Coreg CR® has been developed in partnership with GlaxoSmithKline (“GSK”) and is approved, marketed and sold in the U.S since 2007. To date, we have generated (i) $23 million in milestone payments and (ii) $62.5 million in royalty revenue from Coreg CR®. Up to December 1, 2014, we received royalty revenue of $6.3 million and a total amount of $6.7 million from product sales. In December 2014, as part of the divestiture of our development and manufacturing facility (“Pessac Facility”), the Company transferred the Supply Agreement for Coreg CR® and, transferred and assigned to Recipharm all rights, titles and interests in the royalties of the License Agreements by and between Flamel and GSK (for more details, see “Item 4. Strategic Alliances”, and note 6 to the Consolidated Financial Statements in “Item 18. Financial Statements”).

Other Products Under Development

Additional “Unapproved to Approved” Products using the Unapproved Marketed Drug (or UMD) Strategy. We are pursuing the development and will seek FDA approval (NDA) of drugs that are currently marketed, as yet still “unapproved” products, but with well-established medical efficacy. This should create opportunities, which may offer significant economic returns, to have the only “branded” products in niche markets, enjoying a period of defacto exclusivity through the 505(b)(2) approval pathway. Many products are marketed in the U.S., but have never received FDA approval and are not covered by DESI (“Drug Efficacy Study Implementation”). This strategy has, however, a limited number of opportunities where a meaningful return on investment is possible. Through Éclat, Flamel has acquired two additional opportunities beyond Bloxiverz® and Vazculep™:

•	Flamel anticipates one of these two opportunities to be filed mid-2015 (assuming a successful pre-IND meeting with the FDA scheduled in Q2.2015) and the other is still being internally reviewed for subsequent filing in 2016.

•	Those products will be marketed by Flamel and its U.S.-based subsidiary, Éclat.

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

•	Sodium Oxybate, a Micropump®-based formulation for one single dose before bedtime for patients suffering from narcolepsy, eliminating the need for a second dose. The results of Flamel’s FIM clinical study in healthy volunteers, published in April 2014, demonstrated elimination of the need for a second, middle of the night dose. This was further confirmed by a second clinical study performed at higher doses, published in December 2014. The elimination of the second dose for narcolepsy patients not only provides more convenience, but could also benefit patients by eliminating or reducing the current disruption in nighttime sleep. The potential for additional benefits of Micropump® Sodium Oxybate, including improved safety, will be examined in future clinical studies. The Company plans to meet with the FDA during the first half of 2015 and begin a pivotal clinical study by the end of 2015.

•	Ibuprofen, LiquiTime®-based formulation for twice-daily dosing for the treatment of pain. Flamel’s pharmacokinetics results, published in September 2014, demonstrated equivalent exposure (or “AUC”) to immediate-release ibuprofen, similar onset and similar blood levels at 12 hours, with no safety or tolerability issues. Flamel anticipates a US regulatory filing during the first half of 2016 which will be followed by a later filing in the European Union. LiquiTime® ibuprofen opens the door to the Over-The-Counter (“OTC”) cough, cold and allergy markets, where LiquiTime delivery platform can provide significant benefit through combination products containing frequently used together active ingredients with tailored and extended release profiles.

•	Guaifenesin, LiquiTime®-based formulation for twice-daily dosing for the treatment of chest congestion associated with various indications (common cold, infections, or allergies). Flamel’s pharmacokinetics results, published in March 2015, clearly met the intention of the study, i.e. to allow selecting the best formulation prototype, which satisfied most of the criteria necessary for proving bioequivalence of AUC to the immediate release guaifenesin tablets, for further optimization and scale up with the aim to performing a pivotal study in 2016. This second product will expand our twice-daily oral suspension offerings for the OTC market in the near future. Additionally, we believe that LiquiTime®, designed to provide a controlled, extended release of oral liquids principally for pediatric and geriatric patients will be also effective for certain prescription products.

•	Exenatide, a once-a week Medusa™-based injectable formulation of exenatide, a glucagon-like peptide-1 (“GLP-1”) agonist for the treatment of type 2 diabetes. Flamel’s preclinical results in minipigs, published in June 2014, demonstrated an improved bioavailability versus commercially available once-a-week exenatide, similar release profiles for two successive injections, no adverse clinical signs and an excellent local tolerability. The pharmacokinetics profile of Medusa-exenatide was compatible with a release over one week in human. The Company expects to have Phase 1 data during the second half of 2015.

•	Flamel has several other products based on its proprietary drug delivery platforms at various stages of development, e.g. hGH XL (a once-a week Medusa™-based injectable formulation of recombinant human growth hormone (“rhGH”) for the treatment of growth disorder; pre-clinical data were published in October 2013). The company also has a Trigger Lock™-based opioid (for pain indication) in development. For competitive reasons, the Company has decided not to identify that particular opioid for the time being, but intends to provide additional information upon the achievement of pre-clinical, clinical and regulatory milestones.
•	These proprietary pipeline products will be marketed either by Flamel (and/or its subsidiary Éclat) or by partners via licensing/distribution agreements.

Products in development with partners. Following the rationalization of the Company’s products pipeline, the four partnerships that remained in effect in 2013, were either terminated in 2014 or transferred to Recipharm AB, as part the divestiture of our Pessac Facility. As a term of this divestiture, Recipharm will be allowed to use Micropump® platform for the continued manufacturing of microparticles for Coreg CR®, marketed by GlaxoSmithKline in the USA (for more details see “Item 4. Lead Products”, “Item 4. Strategic Alliances” and “Item 4. Manufacturing”).

Proprietary Product Pipeline. The status of Flamel’s proprietary product pipelines is detailed in the followings table:

Proprietary Product Pipeline
Development Strategy/Platform	Drug/Product	Indication	Stage	Sales Forces
UMD[1]	Neostigmine Methylsulfate Injection/Bloxiverz®	Anesthesia	Marketed in the U.S.	Flamel (via Éclat)
	Phenylephrine Hydrochloride Injection/Vazculep™[2]	Anesthesia	Marketed in the U.S.
	UMD#3 (Undisclosed or “UD”)[2]	UD	NDA filing expected in 2015 and 2016
	UMD#4 (UD)	UD

Micropump®	Sodium oxybate	CNS (narcolepsy)	2 clinical studies completed (pivotal clinical study initiation could be expected as early as 2015y/e)	To be determined[3]

LiquiTime®	Ibuprofen	Pain	FIM clinical study completed (pivotal clinical study initiation could be expected by 2015y/e)	LiquiTime®-based product(s) licensing-out expected by 2015y/e
	Guaifenesin	Respiratory	Proof of concept FIM clinical study completed (pivotal clinical study initiation could be expected in 2016)

Proprietary Product Pipeline

Trigger Lock™	Opioid (UD)	Pain	Proof of concept (certain clinical data and independent in-vitro abuse resitance data could be expected as early as first half of 2015)	To be determined[3]
Medusa™	Exenatide (once-a-week)	Diabetes	Pre-clinical study completed (FIM clinical study initiation could be expected by 2015y/e)
	Recombinant human growth hormone/hGH XL	Short stature	Pre-clinical

[1]	Company’s “Unapproved to Approved” products using the Unapproved Marketed Drug (or “UMD”) strategy.
[2]	For competitive reasons, Flamel has decided not to identify those products for the time being, but intends to provide additional information upon the achievement of pre-clinical, clinical and regulatory milestones.
[3]	Those products will be marketed either by Flamel (and/or its subsidiary Éclat) or by partners via licensing/distribution agreements.

Competition and Market Opportunities

Competition

Competition in the pharmaceutical and biotechnology industry is intense and is expected to increase. We compete with academic laboratories, research institutions, universities, joint ventures, and other pharmaceutical and biotechnology companies, including other companies developing niche brand or generic specialty pharmaceutical products or drug delivery platforms. Some of these competitors may also be our business partners. There can be no assurance that our competitors will not obtain patent protection or other intellectual property rights that would make it difficult or impossible for us to compete with their products. Furthermore, major technological changes can happen quickly in the pharmaceutical and biotechnology industries. Such rapid technological change, or the development by our competitors of technologically improved or different products, could render our drug delivery platforms obsolete or noncompetitive.

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

Very few of Flamel’s “historical” competitors still pursue a sole drug delivery business model as many others have moved or are moving to the Specialty Pharma model, e.g. Actavis (acquisition of Forest Laboratories in February 2014 which acquired Aptalis (formerly Eurand) in January 2014), Alkermes, BioAlliance Pharma, Depomed, Ethypharm, Octoplus (acquired by Dr. Reddy’s Laboratories Ltd. in February 2013), Veloxis Pharmaceuticals (formerly LifeCycle Pharma), or to the fully integrated biotech model, e.g. Human Genome Sciences International (or HGSI), developing human serum albumin (HSA) biotherapeutic fusions acquired by GSK in July 2012 (note that before GSK’s acquisition, HGSI spun-out in 2005 CoGenesys (which had a license to develop and commercialize certain HSA-fusions), which was acquired by Teva in 2008), Nektar Therapeutics developing PEGylation technology which is used for example in UCB’s Cimzia® approved by the FDA for Crohn’s disease.

Our drug delivery platforms primarily compete with technologies from companies such as:

Flamel’s Drug Delivery Platforms	Competition category*	Selected Competitive Companies*
Micropump® (oral)	Solid sustained release	Actavis plc; Alkermes plc; COSMO Pharmaceuticals SpA; Depomed, Inc.; Durect Corp.; Supernus Pharmaceuticals, Inc.; Tris Pharma, Inc.; Veloxis Pharmaceuticals A/S (formerly LifeCycle Pharma)
LiquiTime® (oral)	Liquid sustained release	Neos Therapeutics, Inc. (“Neos”); Tris Pharma, Inc. (“Tris”)
Trigger-Lock™ (oral)	Abuse resistance	Acura Pharmaceuticals, Inc.; Alpharma (Pfizer), Altus Formulation, Cima (Cephalon); Collegium Pharmaceutical, Inc.; Durect Corp.; Egalet Corporation; Elite Pharmaceuticals, Inc.; Ethypharm; Grünenthal Group; Intellipharmaceutics International, Inc.; QRx Pharma, Ltd.; Signature Therapeutics; Supernus Pharmaceuticals, Inc.; Tris Pharma, Inc.
Medusa™ (injectable)	Protein Engineering (PEGylation, Protein fusion and other conjugation technologies)	Affibody AB; Ambrx, Inc.; Ascendis Pharma A/S; Bolder Biotechnology, Inc.; Enzon Pharmaceuticals, Inc.; Fresenius Kabi AG; Nektar Therapeutics; Novozymes A/S; PharmaIN Corporation; Polytherics Ltd.; Prolor Biotech Inc. (OPKO);, Versartis, Inc.; Xenetic Biosciences plc (formerly Lipoxen plc); XL-protein GmbH
	Depot (PLA/PLGA microspheres, liposomes and other technologies)	Alkermes plc.; Biodel Inc.; Debiopharm Group; Durect Corp.; LG Life Sciences; InnoCore Pharmaceuticals; Marina Biotech, Inc. (Novosom AG technology); MedinCell SA; Octoplus N.V. (subsidiary of Dr. Reddy's); Onxeo (formerly BioAlliance Pharma); Pacira Pharmaceuticals, Inc.; Q Chip Ltd. (Midatech); REcoly N.V.; Soligenix, Inc. (formerly DOR BioPharma Inc); Surmodics, Inc.; Xenetic Biosciences plc. (formerly Lipoxen plc)

* From companies’ web site and/or press releases.

“New” Flamel’s Specialty Pharma model (focusing on optimized re-formulations development capabilities) primarily competes with the one of other public companies such as: Actavis, Salix, H. Lundbeck or Impax. Flamel as a specialty pharmaceutical company has various capabilities, including the use of the 505(b)(2) regulatory pathway, the life cycle management of drugs (thanks to its drug delivery platforms) and direct commercialization of drugs.

Market Opportunities

Drug delivery platforms are of particular interest for managing the life cycle of medicines, as they offer many advantages: i.e., improvement of drug characteristics such as bioavailability, pharmacokinetics, efficacy, compliance, and side effects; protection of market position through patent extension or differentiation; and extension of market to new indications thanks to improvement of the drug’s characteristics. The global drug delivery market was estimated by BCC Research at $188 billion in 2014. The increased number of geriatric patients and the demand for convenient drug delivery options offer major opportunities for the development of innovative and easy-to-use drug delivery platforms. In 2014, FDA’s Center for Drug Evaluation and Research (“CDER”) approved 41 novel new drugs, approved as new molecular entities (“NMEs”) under New Drug Applications (NDAs) or as new therapeutic biologics under Biologics License Applications (“BLAs”) (FDA, Novel New Drugs 2014, Summary January 2015). Conversely, the same year the FDA approved 96 “first time generic drugs” including 14 extended-release products (FDA, ANDA (Generic) Drug Approvals in 2014, www.fda.gov).

Market opportunities for its proprietary products are estimated by Flamel to be worth at least several hundred million dollars each (for example, Xyrem® (sodium oxybate) recorded $779 million in sales in the USA for 2014 (source: Jazz press release Full Year And Fourth Quarter 2014 Financial Results, February 24, 2015); OTC ibuprofen products recorded sales in the USA beyond $400 million including combination products (source: IMS), and several billion dollars for some of them or for indications targeted by these products (the cough and cold US market – targeted by our LiquiTime®-based products, is estimated at $6.5 billion annually – (source: Nielsen Data Trend); sales of GLP-1 drugs are expected to exceed $3 billion in 2014 (source: reports and announcements from various companies commercializing GLP-1 products) – overall type 2 diabetes market within the G7 countries was valued at more than $26 billion in 2013 (source: Decision Resources Group); US market for prescription painkillers exceeded $7 billion in 2013 (source: IMS), Oxycontin recorded sales of $2.6 billion during that year (source: IMS).

The industry faces many challenges. There are four main forces currently affecting all standalone drug delivery companies and forcing the industry to adapt and to change: (i) the rise of generics (companies need to fill their drug pipelines with patent-protected reformulations to mitigate generics impact) (“life cycle”), (ii) the rise in costs for new product development (increasing development costs for new chemicals or biological entities is in favor of developing new formulations of already approved drugs at lower costs), (iii) the commoditization and acquisition of drug delivery technologies (more and more drug delivery customers (mainly “Big Pharmas”) have developed internal drug delivery capabilities; the integration of the drug delivery-based formulation development occurs at much earlier stage in the overall pharmaceutical development), and (iv) the higher regulatory and reimbursement hurdles (“as good as” with increased convenience is now insufficient to get approved and reimbursed for drug products; therefore, technology-based drugs need to show improved efficacy too).

These forces have affected the small molecule space to a greater extent, as biologics enjoy higher barriers to entry and have been sheltered as a consequence. But they are at work in the biologics space as well. In particular, in today’s environment, a drug has to demonstrate significant therapeutic efficacy advantage over current standard of care in order to successfully solicit third party payer coverage. Alternately, changes in the delivery of a drug must create a demonstrable reduction in costs. Dosing convenience, by itself, is no longer sufficient to gain reimbursement acceptance. It has a serious impact on drug delivery companies as they have to now demonstrate, through costly Phase 3 trials, therapeutic efficacy of their new formulations. Interestingly, this trend directly contradicts the “improvement in patients’ convenience first” approach supported in the past by drug delivery companies. The FDA has actually encouraged drug companies developing enhanced formulations to use an abbreviated regulatory pathway: the 505(b)(2) NDA. Most drug delivery companies today are using this approach or the supplemental NDA pathway (“sNDA”). An NDA or sNDA is necessary to market an already approved drug for a new indication, or in a different dosage form or formulation. However, the sNDA approach requires cross-referencing the originator’s drug dossier, and eventually an alliance with the originator’s company for commercialization.

Because the drug delivery industry is highly competitive, participants must find ways to lessen the pressure and increase profitability. Flamel, resulting from the combination of its existing proprietary drug delivery platforms with the established commercial capability of Éclat, has evolved into a Specialty Pharma company focusing on re-formulations and requiring shorter product development cycles by using a “fast track” NDA mechanism (505(b)(2)). The pharmaceutical and biotechnology sectors, with an impending “patent cliff”, are forcing Big Pharma/Biotech to reorganize and creating niche opportunities for Specialty Pharma companies like the “new” Flamel.

Flamel’s Drug Delivery Platforms

Overview

Flamel owns and develops drug delivery platforms that address key formulation challenges, leading to the development of differentiated drug products for administration in various forms (e.g. capsules, tablets, sachets or liquid suspensions for oral use; or injectables for subcutaneous administration) and can be applied to a broad range of drugs (novel, already-marketed, or off-patent):

•	Micropump® is a microparticulate system that allows the development and marketing of modified and/or controlled release of solid, oral dosage formulations of drugs (Micropump®-carvedilol and Micropump®-aspirin formulations have been approved in the U.S. and in the E.U., respectively.

•	LiquiTime® allows development of modified/controlled release oral products in a liquid suspension formulation particularly suited to children or for patients having issues swallowing tablets or capsules.

•	Trigger Lock™ allows development of abuse-resistant modified/controlled release formulations of narcotic/opioid analgesics and other drugs susceptible to abuse.

We believe in the competitive advantages represented by the versatility of Micropump® which permits us to develop differentiated product profiles (modified/controlled release formulations) under various dosage forms including capsules, tablets, sachets and liquid suspensions (LiquiTime®) for oral use. With Trigger Lock™ potentially addressing the issue of narcotic/opioid analgesics abuse, we have broad and versatile presentations to serve most markets from pediatric to geriatric.

•	Medusa™ allows the development of extended/modified release of injectable dosage formulations of drugs (e.g. peptides, polypeptides, proteins, and small molecules).

We believe also that the Medusa™ platform provides a competitive advantage for developing differentiated injectable product profiles. Medusa™-based formulations permit drugs’ full activity to be preserved in an extended release format with other potential advantages being, improved solubility, stability, and resistance to aggregation. Overall, Medusa™ can improve the patient experience though a change in the route of administration (e.g. switching from intravenous to subcutaneous injection) and may improve compliance through reduction of administration frequency (e.g. from once-a-day to once-a-week).

The Company will continue to selectively partner its proprietary formulations capabilities and will either commercialize products based on its drug delivery platforms on its own or partner them (see “Item 4. Other Products Under Development”).

Micropump®: Delivery Platform for the Modified and/or Controlled Release of Solid, Oral Dosage Formulations of Drugs

The global oral drug delivery market was estimated at $64.3 billion in 2013 and is expected to increase by more than 9% a year until 2018 – therefore exceeding $70 billion in 2014, due to a variety of factors, including increasing pressure of generics and the search for improved medication and patient compliance (micromarketmonitor.com, 2015). .

Flamel’s Micropump® platform permits either extended, or both delayed and extended, delivery of small molecule drugs via the oral route. Micropump consists of a multiple-particulate system containing 5,000 to 10,000 microparticles per capsule or tablet. The 200-500 microns diameter-sized microparticles are released in the stomach and pass into the small intestine, where each microparticle, operating as a miniature delivery system, releases the drug at an adjustable rate and over an extended period of time. The design of the Micropump microparticles allows an extended release in the Gastro-Intestinal (“GI”) tract allowing mean plasma residence times to be extended for up to 24 hours. The microparticles’ design can be adapted to each drug’s specific characteristics by modifying the coating composition and thickness as well as the composition of the excipients encapsulated with the drug. The resultant formulations can potentially offer improved efficacy (by extending therapeutic coverage), reduced toxicity and/or side effects (by reducing Cmax or peak drug concentration in the plasma, or by reducing intra- and inter-patient variability), and improved patient compliance (by reducing frequency of administration). The platform is applicable to poorly soluble (< 0.01mg/L) as well as highly soluble (> 500g/L) and to low dose (e.g. 4 mg) or high dose (e.g. 1,000 mg) drugs, while providing excellent mouth feel and taste masking properties. Micropump® allows the achievement of extremely precise pharmacokinetic profiles [extended (and/or delayed) release] of single or combination of drugs, in a variety of formats (such as tablets, capsules, sachet, or liquids (LiquiTime®), while preserving the targeted release rate over the shelf-life of the product.

Considering R&D costs for reformulating a drug are typically substantially lower than for developing NCEs, “reformulation approvals” provide an opportunity to extend the exclusivity period of already marketed drugs or create new market exclusivity for off-patent drug. The Micropump® platform has successfully transitioned to commercial stage with Coreg CR® (see “Item 4. Lead Products”). Flamel currently has one additional Micropump®-based internal product in development (Micropump®-Sodium oxybate for narcolepsy, which has been successfully tested in two Phase 1 clinical studies and could enter pivotal clinical study as early as the end of 2015; see “Item 4. Proprietary Product Pipeline”).

Micropump® (and related products) is patent protected (see “Item 4. Proprietary Intellectual Property”). Coreg CR® Micropump®-based microparticles are now being manufactured for GSK by Recipharm (for more details, see “Item 4. Strategic Alliances” and “Item 4. Manufacturing”).

LiquiTime®: Delivery Platform for the Modified/Controlled Release of Liquid, Oral Dosage Formulations of Drugs

The U.S. sales of drugs (Rx and OTC) in liquid form for oral administration approached $ 5.7 billion for the year 2014 (IMS Health). Amongst marketed “extended release” (twice-a-day or once-daily) liquid products are Tussionex® (hydrocodone polistirex and chlorpheniramine polistirex combo, branded and generic products, including those based on Neos and Tris drug delivery technologies), three generic of Tussionex (one sold by Aristos Pharmaceuticals, one sold by Par Pharmaceuticals (developed using Tris’ LiquiXR™ technology) and one sold by Kremers Urban Pharmaceuticals Inc.), Delsym® and Delsym Children® (dextromethorphan polistirex developed and sold by Reckitt Benckiser plc.) and Quillivant XR (an a priori “true” once daily methylphenidate, approved by the FDA in January 2013, developed using Tris’ LiquiXR™ technology and marketed by Pfizer; 2014 sales were almost $79 M in the USA, according to IMS). These products totaled $210 million sales in 2014 (IMS Health).

Flamel’s LiquiTime® platform uses Micropump®’s competitive advantages to allow us to develop modified/controlled release (e.g. zero-order kinetics) in liquid suspension formulations. The LiquiTime® products are particularly suitable for dosing to children and for use by patients having issues swallowing tablets or capsules. Unlike the other product examples described in the previous paragraph, which are all based on ion exchange resin technology, LiquiTime® does not have the limitation of having to work solely with ionic drugs and therefore has applicability to a much broader range of drug molecules. As with Micropump®, LiquiTime® can be applied to the development of combination products and it is readily able to be scaled-up to commercial quantities.

The increasing number of geriatric patients and the demand for convenient drug delivery options for children offer striking opportunities for the development of LiquiTime®-based formulations. Flamel has two self-funded LiquiTime®-based products in development: ibuprofen LiquiTime® and guaifenesin LiquiTime® both successfully tested in FIM clinical studies. The first pivotal clinical study could be expected to be initiated as early as in the end of 2015, and the second in 2016 (see “Item 4. Proprietary Product Pipeline”).

LiquiTime® (and related products) is patent protected (see “Item 4. Proprietary Intellectual Property”).

Trigger Lock™: Delivery Platform for Abuse-Resistant Modified/Controlled Release Formulations of Narcotic/Opioid Analgesics

A major problem faced by the industry is the growing abuse and misuse of opioids by drug abusers, who attempt to extract the opioids from the drug products for the purposes of injection or otherwise achieve the immediate release of the large doses contained in extended release products. The proportion of narcotic/opioid analgesics abuse associated with emergency room admissions has more than tripled in ten years, from 6.8% in 1998 to 26.5% in 2008 (TEDS report, July 15, 2010). Narcotic/opioid analgesics abuse continues to increase as current products remain easy to abuse. In 2010, enough prescription painkillers were prescribed to medicate every American adult every 4 hours for one month (PBS 2013). The number of prescription medicine abusers in 2010 was 8.76 million, 5.1 million of whom abused painkillers (drugabuse.com 2013). The market for opioid drugs, used to treat patients suffering from severe and chronic pain in the seven major markets (USA, Japan, and five European countries) was estimated to exceed $7.4 billion in 2010, dominated by oxycodone. In 2014, the U.S. opioid drugs market was evaluated to be above $4.6 billion (IMS Health).

Flamel’s Trigger Lock™ platform utilizes Micropump®’s competitive advantages to allow the development of abuse-resistant modified/controlled release formulations of narcotics and other drugs susceptible to abuse:

•	Micropump particles are extremely difficult to crush to extract the narcotic/opioid analgesics;

•	Additional formulation modifications are made to prevent other less publicized methods of abusing controlled release technologies are available; and,

•	Trigger Lock™ can provide products that are either bioequivalent to or have improved pharmacokinetics over marketed narcotic/opioid analgesics.

The FDA’s moves to restrict the prescribing of extended-release opioid analgesics should benefit abuse-resistant formulations, such as Trigger Lock™. The FDA issued a “Draft Guidance for Abuse Deterrent Opioids” on January 9, 2013.

We believe that Trigger Lock™ has the potential to satisfy the FDA Draft Guidance for Abuse Deterrent Opioids:

•	Laboratory-based in vitro manipulation and extraction studies (Category 1) – Success with Trigger Lock™

•	Pharmacokinetic studies (Category 2) – Success with Trigger Lock™

•	Clinical abuse potential studies (Category 3) – To be performed prior marketing

•	Analysis of post marketing data to assess the impact of an abuse-resistant formulation on actual abuse in a community setting (Category 4) – To be performed post marketing

Flamel has one Trigger Lock™-based internal product under development for which certain clinical data and independent in-vitro abuse resistance data could be expected as early as for the first half of 2015; a pivotal clinical study could be expected to be initiated in 2016 (see “Item 4. Proprietary Product Pipeline”).

Trigger Lock™ (and related products) is patent protected (see “Item 4. Proprietary Intellectual Property”).

Medusa™ Delivery Platform for the Modified/Controlled Release of Injectable Dosage Formulations of Drugs

The injectable drug delivery market could be worth $43.3 billion by 2017 (MarketsandMarkets). Conversely, global sales of biologics were approximately $178 billion in 2013, and are expected to reach $252 billion by 2017, which represents a CAGR of 9% (BCC Research).

Flamel’s Medusa™, a hydrogel depot formulation approach that does not alter the drug substance, enables the modified/controlled delivery from one day up to one week of drugs (e.g. peptides, proteins and small molecules) without any reduction in activity (as distinguished from chemical modification (e.g. PEGylation) or protein engineering or other conjugation (e.g. HSA-fusion) approaches). Medusa™ is particularly suited to the development of subcutaneously administered formulations.

The Medusa™ platform consists of proprietary and versatile drug carrier polymers that form hydrogel depots after injection. Medusa™ polymers are made of glutamic acid, a naturally occurring aminoacid, and alpha tocopherol (Vitamin E). These polymers are amphiphilic and spontaneously form stable hydrogels in water. These hydrogels contain hydrophobic nanodomains rich in Vitamin E and hydrophilic polyglutamate that are exposed to water. The hydrogels are robust over a wide range of pH values and can be stored, in particular as a stable freeze-dry form, that can be easily reconstituted in water for Injection. Those polymers have been proven to be safe and biodegradable. A comprehensive ADME and regulatory toxicology package for the key Medusa™ polymer has being completed in 2014 in order to update the Type IV Drug Master File (“DMF”) filed with the FDA in February 2011 (assigned number 024634).

The drug is loaded in the hydrogel (nano- or micro-gel) via non-covalent, hydrophobic and electrostatic, bonds. Once in the body, the hydrogel releases the drugs in a controlled manner with no initial burst effect, lower Cmax and uniform plasma concentration, over an extended period of time. Both drug loading (in fully aqueous solution, and usually, under solvent- and surfactant-free conditions) and release (essentially by displacement of the loaded drug by circulating endogenous proteins) are non-denaturing, which preserves structural integrity - and hence activity - of the drug. The transient, non-covalent interactions dictate the pharmacokinetic parameters (Cmax and bioavailability in particular) of the released drugs.

Flamel is focusing on Medusa™-based “biobetter” development opportunities, which can be summarized as follows:

•	Proven biologic drugs with established markets and proven clinical development approaches;

•	Product differentiation e.g. improvement of pharmacokinetic (and potentially pharmacodynamics) parameters;

•	Protection of market position through product differentiation and/or patent extension; and,

•	Ability to grow market share and resist price competition.

Flamel has two Medusa™-based internal products in development (see “Item 4. Proprietary Product Pipeline”). The first one is once-a-week Medusa™ exenatide (positive preclinical results in minipigs presented in June 2014; Flamel expects to have Phase 1 data during the second half of 2015), the second is hGH XL (pharmacodynamics pre-clinical proof of concept achieved).

Medusa™ is patent protected (see “Item 4. Proprietary Intellectual Property”).

Proprietary Intellectual Property

Patents and other proprietary rights are essential to our business. Our proprietary product pipeline and our strategic alliances are dependent on our drug delivery platforms and related products (formulation, process, etc.) being patent protected. As a matter of policy, we seek patent protection of our inventions and trademarks (as listed on page ii herein) and also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to maintain and develop our competitive position.

On a case-by-case basis, an invention developed jointly by Flamel and a partner may be assigned to and prosecuted by the partner. The information provided in this section herein, does not refer to such patent applications.

In 2014, Flamel engaged in a rationalization process of its patent portfolio to focus on key patent families that protect our core drug delivery platforms. As a result of this process, the total number of patents is significantly lower than in previous years. Specifically, during 2014, we were granted 58 (fifty-eight) new patents and we filed 3 (three) new patent applications. As of December 31, 2014, we owned the following patent and patent applications:

	US	EUROPE	ROW*	TOTAL
Granted patents	16	135	94	245
Pending patent applications	11	17	46	74
Patents granted in 2014	6	31	21	58
Patent applications filed in 2014	1	2	0	3

* ROW: Rest of the Word

The Company’s granted patents protecting its drug delivery platforms have the following dates of expiration:

Drug Delivery	Date of expiration of granted patents
Platforms	U.S.	Europe
Micropump®	July 2027	July 2023
LiquiTime®	September 2025	April 2023
Trigger Lock™	April 2027	May 2026 (pending)
Medusa™	June 2031	June 2027 (pending)

Flamel’s key patents include protection for the following:

•	Micropump® platform is patented under multiple granted patents. Among them is Flamel’s Micropump®-related key patent, WO 2003/030878, which discloses an efficacious coating formulation for providing delayed and sustained release of an active ingredient with absorption limited to the upper part of intestinal tract. It is granted in the U.S. as US Patent 8,101,209 and will expire on October 2025. It covers Coreg CR® formulation and, as such, has been listed at the FDA Orange Book by our partner GSK on February 23, 2012. Equivalent patents are granted in China, Hong Kong, Israel, India, Singapore, Japan, South Korea, Canada, South Africa, Mexico (expiry date: October 2022) and in France (expiry date: October 2021). Patent applications are pending in Brazil and Europe; and, would expire on October 2022.

•	LiquiTime® platform is protected by a Flamel’s patent granted in the U.S. (US 7,906,145; expiry date: September 2025) and in South Korea, Canada, Israel, Japan, Australia, China, Austria, Belgium, Switzerland, Liechtenstein, Germany, Spain, France, United Kingdom, Italy, Ireland, Luxembourg, Netherlands, Portugal, Sweden, Turkey, India, Mexico, South Africa that expire on April 2023. A patent application is pending in Brazil and a continuation application is pending in the U.S.

•	Trigger Lock™ platform is protected by 7 (seven) Flamel’s patent application families. Within these patent families, 11 (eleven) patents are granted in the U.S., Europe and Japan; and, 14 (fourteen) patent applications are pending including other countries and will expire between November 2025 and December 2033.

•	Medusa™ platform is patented under Flamel’s key patent WO 2003/104303 granted in the U.S. and which will expire in July 2023. Equivalent patents to WO 2003/104303 are granted in China, Israel, Mexico, Australia, Japan, South Korea, Canada, Europe, India and South Africa. A patent application is pending in Brazil. These patents will expire in June 2023.

-	Medusa™-based nanogels are protected by issued patents from WO 2005/051416’ family in the U.S., Australia, China, Israel, Japan, South Korea, Mexico, South Africa, India, Canada and Europe expiring on November 2024. Corresponding patent application is pending in Brazil.

-	Medusa™-based microgels are protected by granted patents from WO 2007/141344’ patents family in the U.S., Australia, Japan, Canada, China, Israel, South Korea, Mexico and South Africa. Patent applications are pending in Europe, India and Brazil. This patents family will expire on June 2027.

Strategic Alliances

The four partnerships left in 2013, after the rationalization of the Company’s products pipeline initiated in 2012, have, in 2014, either been terminated or transferred to Recipharm, as part the divestiture of our Pessac Facility, as follows:

•	In May 2014: Effective termination of pilot (feasibility) study agreement, including an option for a license to be exercised prior engaging IND-/IMPD-enabling studies, with an undisclosed large international pharmaceutical company for the development of a Medusa™-enabled formulation of a partner’s controlled compound for cardiovascular indication (confidential);

•	In August 2014: Effective termination of the license and development agreement with an undisclosed specialty pharmaceutical company for the development of a Micropump®-based, once-daily formulation of a central nervous system medication that is currently being marketed by that partner. Before the termination, we recognized $2.3 million in development and license fees in 2014;

•	In December 2014: The multi-year development partnership agreement with an undisclosed, large international pharmaceutical company was transferred to Recipharm, as part the divestiture of Pessac Facility. Before this divestiture, we received $2.0 million in development fees in 2014 classified as Discontinued Operations; and,

•	In December 2014: As part the divestiture of our development and manufacturing facility, the royalty payment under the license agreement and the supply agreement with GSK were, respectively, delegated and transferred to Recipharm. Before the divestiture, we received royalty revenue of $6.3 million and a total amount of $6.7 million as revenues from product sales in 2014 (for more details, see “Item 18. Financial Statements – Notes to Consolidated Financial Statements, “Subcontracting agreements F-17””). As a result of this divestiture, Flamel and Recipharm have entered into a five year services and manufacturing agreement to support the development of Flamel’s proprietary portfolio. Besides, Recipharm has an option, for a certain period of time, to negotiate with Flamel for the European rights to product that Flamel plans to license for sale in the European market. In addition, Recipharm and Flamel have agreed to enter into a license agreement whereby Recipharm will be allowed to selectively offer Flamel’s drug delivery platforms in its CDMO business, further enhancing the economic benefits to both companies.

As focus shifts to a more “specialty pharma” model, the Company’s business is less dependent on its ability to work with partners to develop products using our drug delivery platforms. Indeed, we now have revenues generating marketed products and products in late stage development that are not dependent on these partnerships (see “Item 4. Lead Products” and “Item 4. Other Products Under Development”). While we are moving to a specialty pharma model, in 2014 about 41% of our revenues come, however, from partnerships. Going forward, Flamel believes that Bloxiverz® and Vazculep™ could have a significant impact on the Company’s revenue generation and favorably impact its progression to profitability.

However, we are still open to entering into new partnerships, in particular, with pharmaceutical and biotechnology companies providing new formulation development opportunities (especially, based on partners’ proprietary or controlled therapeutic compounds), but also for certain of our proprietary products that Flamel and/or its US operations, Éclat, will not market itself (such as the LiquiTime®-based OTC products in late stage developments) and access to complementary expertise (regulatory, medical and commercial). Under such partnership agreements, our partners typically assume responsibility for all formulation development, manufacturing, polymer supply, clinical, regulatory and marketing costs and make payments to us at the time the agreement is signed and upon the achievement of significant technical, pre-clinical, clinical and regulatory milestones. We also typically are entitled to receive royalty payments on the sales of products that incorporate our drug delivery platforms.

Manufacturing

The manufacturing facilities for our drug delivery platforms were located in Pessac, France, near Bordeaux (hereinafter referred as “Pessac Facility”; audited and approved by the U.S., the European (EMA) and the French regulatory agencies, ANSM (formerly “AFSSAPS”)). This Pessac Facility provided us with two commercial scale production lines for the manufacture of Coreg CR® microparticles, and another production line used for other Micropump®, and LiquiTime®/Trigger Lock™-based formulations (i.e. the production of certain pharmaceutical products, including commercial scale quantities of our intermediate formulated products). During 2014, our commercial manufacturing capacity utilization ranged from 50% to 65% of total capacity.

On December 1, 2014, the Pessac Facility was divested to Recipharm. This divestiture agreement allows Flamel to retain access to the development and manufacturing capabilities of Pessac Facility for all its drug delivery platforms. In particular, this facility can support, like any CDMO, certain of our needs for scale-up activities and clinical batch manufacturing for our Micropump®, LiquiTime® and Trigger Lock™ platforms, as well as for the synthesis of Medusa™’s polymers and technical batch manufacturing for non-clinical studies pertaining to our Medusa™-based formulations. In addition, this agreement permits us to utilize other Recipharm’s manufacturing facilities for the development and/or manufacture of our proprietary pipeline if needed.

The Pessac Facility was never used for the production of finished products commercialized by our US operations. Indeed, the manufacture of the UMDs products marketed by the Company’s US operations is outsourced to cGMP compliant and FDA-audited CDMOs in accordance with supply agreements that expire in 2017.

Flamel intends to continue to outsource to third party contract manufacturing companies like Recipharm when appropriate. For example, in 2014, Flamel has transferred the scale up of certain of its own proprietary products to CDMOs in the U.S. This will be beneficial to the Company for products that will ultimately be submitted and sold in the United States.

Government Regulation

The design, testing, manufacturing and marketing of certain new or substantially modified drugs, biological products or medical devices must be approved, cleared or certified by regulatory agencies, regulatory authorities and Notified Bodies under applicable laws and regulations, the requirements of which may vary from country to country. This regulatory process is lengthy, expensive and uncertain. In the United States, the FDA regulates such products under various federal statutes, including the Federal Food, Drug, and Cosmetic Act (“FDCA”) and the Public Health Service Act. Similar requirements exist in the Member States of the European Union and are imposed by the European Commission and the competent authorities of EU Member States. There can be no assurance that we or our collaborative partners will be able to obtain such regulatory approvals or clearances or certification of conformity on a timely basis, if at all, for any products under development. Delays in receipt or failure to receive such approvals, clearances, or certifications of conformity, the revocation of previously received approvals or clearances, or certifications of conformity, or failure to comply with existing or future regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

We believe our delivery platforms, when used in conjunction with therapeutic pharmaceuticals, and development products acquired from Éclat, are subject to drug and biological product approval or marketing authorization requirements. In the United States and the European Union, biological products, such as therapeutic proteins and peptides, generally are subject to the same FDA and EU regulatory requirements as other drugs, although some differences exist. For example, a biologic license application (BLA) is submitted for approval for commercialization of some biological products instead of the New Drug Application (“NDA”) or Abbreviated New Drug Application (“ANDA”) used for other drugs. Also, unlike other drug products, some biological products are subject to FDA lot-by-lot release requirements and those approved under a BLA currently cannot be the subject of ANDAs. However, the FDA is working on a variety of issues pertaining to the possible development of biosimilars and there can be no assurance that this type of submission will continue to be unavailable for biological products. Additionally, our delivery platforms likely will be regulated by the FDA as ‘combination products’ if they are used together with a biologic or medical device. In order to facilitate pre-market review of combination products, the FDA designates one of its centers to have primary jurisdiction for the pre-market review and regulation of both components. In the European Union, applications for marketing authorization of innovative drugs, which are essentially products that are neither generics nor biosimilars, are addressed on a case-by-case basis by the European Medicines Agency (“EMA”), followed by a decision of the European Commission, or by the competent authorities of the EU Member States.

New Drug and Biological Product Development and Approval Process

United States and European Union

Regulation by governmental authorities in the United States and other countries has a significant impact on the development, manufacture, and marketing of biological and drug products and on ongoing research and product development activities. The products of all of our pharmaceutical and biotechnology partners as well as our own products will require regulatory approval by governmental agencies and regulatory authorities prior to commercialization. In particular, these products are subject to manufacturing according to stringent cGMP quality principles, and rigorous, pre-clinical and clinical testing and other pre-market approval requirements by the FDA, the European Commission and regulatory authorities in other countries. In the United States and the European Union, various statutes and regulations also govern, or influence the manufacturing, safety, labeling, storage, record keeping and marketing of pharmaceutical and biological products. The lengthy process of seeking these approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources.

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

The process for new drug and biological product development and approval has many steps, including:

Chemical and Formulation Development

Pharmaceutical formulation taking into account the chemistry and physical characteristics of the drug or biological substance is the beginning of a new product. If initial laboratory experiments reveal that the concept for a new drug or biological product looks promising, then a variety of further development steps and tests complying with internationally recognized guidance documents will have to be continued, in order to provide for a product ready for testing in animals and, after sufficient animal test results, also in humans.

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

European Union: The European equivalent to the IND is the Investigational Medicinal Product Dossier (“IMPD”) which likewise must contain pharmaceutical, pre-clinical and, if existing, previous clinical information on the drug substance and product. An overall risk-benefit assessment critically analyzing the non-clinical and clinical data in relation to the potential risks and benefits of the proposed trial must also be included. The intended clinical trial must be submitted for authorization by the regulatory authority(ies) of each EU Member States in which the trial is intended to be conducted prior to its commencement. The trial must be conducted on the basis of the protocol as approved by an Ethics Committee(s) in each EU Member State (EU equivalent to IRBs) before the trial commences. Before submitting an application to the competent authority, the sponsor must register the trial in the EudraCT database where it will be provided with a unique EudraCT number.

Clinical Trials

Typically, clinical testing involves the administration of the drug or biological product first to healthy human volunteers and then to patients with conditions needing treatment under the supervision of a qualified principal investigator, usually a physician, pursuant to a ‘protocol’ or clinical plan reviewed by the FDA and the competent authorities of the EU Member States along with the IRB or Ethics Committee (via the IND or IMPD submission). The protocol details matters such as a description of the condition to be treated, the objectives of the study, a description of the patient population eligible for the study and the parameters to be used to monitor safety and efficacy.

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

The FDA and the competent authorities of EU Member States monitor the progress of each clinical trial phase conducted under an IND or IMPD and may, at their discretion, reevaluate, alter, suspend or terminate clinical trials at any point in this process for various reasons, including a finding that patients are being exposed to an unacceptable health risk or a determination that it is unethical to continue the study. The FDA, the European Commission and the competent authorities of EU Member States can also request that additional clinical trials be conducted as a condition to product approval. The IRB, the Ethics Committee, and sponsor also may order the temporary or permanent discontinuance of a clinical trial at any time for a variety of reasons, particularly if safety concerns arise. Such holds can cause substantial delay and in some cases may require abandonment of product development. These clinical studies must be conducted in conformance with the FDA’s bioresearch monitoring regulations, the Clinical Trials Directive and/or internationally recognized guidance (such as “ICH”, or “International Conference on Harmonization”).

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

The FDA reviews all submitted NDAs and BLAs before it accepts them for filing (the U.S. prerequisite for dossier review). It may refuse to file the application and request additional information rather than accepting an application for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA or BLA to determine, among other things, whether a product is safe and effective for its intended use. As part of this review, the FDA may refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation. There is a strong presumption for advisory committee review for any drug containing an active ingredient not previously approved. The FDA is not bound by the recommendation of an advisory committee. Under the Prescription Drug User Fee Act (“PDUFA”), submission of an NDA or BLA with clinical data requires payment of a fee. In return, the FDA assigns an action date of 10 months from acceptance of the application to return of a first ‘complete response,’ in which the FDA may approve the product or request additional information. (Although PDUFA also provides for a six-month “priority review” process, we do not anticipate it applying to any of our products or our partners’ products.) There can be no assurance that an application will be approved within the performance goal timeframe established under PDUFA, if at all. If the FDA’s evaluation of the NDA or BLA is not favorable, the FDA usually will outline the deficiencies in the submission and request additional testing or information. Notwithstanding the submission of any requested additional information, or even in lieu of asking for additional information, the FDA may decide that the marketing application does not satisfy the regulatory criteria for approval and issue a complete response letter, communicating the agency’s decision not to approve the application.

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

505(b)(2) NDAs. If a product is similar, but not identical, to an already approved product, it may be submitted for approval via an NDA under Section 505(b)(2) of the Act. Unlike an ANDA, this does not excuse the sponsor from demonstrating the proposed product’s safety and effectiveness. Rather, the sponsor is permitted to rely to some degree on published scientific literature and the FDA’s finding that the RLD is safe and effective, and must submit its own data of safety and effectiveness to an extent necessary because of the differences between the products. With regard to certain UMD products, we intend to submit 505(b)(2) NDAs, relying solely on published scientific literature. We do not plan to conduct additional preclinical studies or clinical trials for these 505(b)(2) NDAs; and, if we were required to do so, would review the continued value of the product.

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

In addition, the FDA may require distribution to patients of a medication guide such as a REMS for prescription products that the agency determines pose a serious and significant health concern in order to provide information necessary to patients’ safe and effective use of such products.

In the European Union, the marketing authorization of a medicinal product may be made conditional on the conduct of Phase IV post-marketing studies. Failure to conduct these studies in relation to centrally authorized products can lead to the imposition of substantial fines. Moreover, Phase IV studies are often conducted by companies in order to obtain further information on product efficacy and positioning on the market in view of competitors and to assist in application for pricing and reimbursement.

Post-Marketing Obligations

Any products manufactured and/or distributed pursuant to FDA approvals are subject to continuing regulation by the FDA, including recordkeeping requirements, reporting of adverse experiences with the product, submitting other periodic reports, drug sampling and distribution requirements, notifying the FDA and gaining its approval of certain manufacturing or labeling changes, complying with certain electronic records and signature requirements, submitting periodic reports to the FDA, maintaining and providing updated safety and efficacy information to the FDA, and complying with FDA promotion and advertising requirements. For example, with respect to the Éclat product Bloxiverz®, the FDA has required the Company to conduct post-marketing non-clinical, toxicity studies by December 2016.

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

In addition to regulations enforced by the FDA, we are also subject to French, U.S. and other countries’ rules and regulations governing permissible laboratory activities, waste disposal, handling of toxic, dangerous or radioactive materials and other matters. Our R&D involves the controlled use of hazardous materials, chemicals, viruses and various radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by French, EU, U.S. and other foreign rules and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated.

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

Description of Property

Our corporate headquarters and the research center are located in Venissieux, France (a suburb of Lyon) in four adjacent leased facilities totaling approximately 58,000 square feet. One building of approximately 12,800 square feet houses administrative offices and analytical research laboratories. The lease on this facility expires in 2016. A second facility comprising approximately 12,800 square feet houses equipment dedicated to our Micropump®, LiquiTime® and Trigger Lock™ platforms has a lease which expires in 2015. The third facility of approximately 6,800 square feet houses analytical laboratories and the lease expires in 2016. The fourth facility of approximately 26,000 square feet houses research and biochemistry (Medusa™) laboratories and quality/regulatory affairs. The lease on this facility, expired at the end of 2014 and is being renewed.

We previously owned manufacturing facilities, of approximately 103,900 square feet, located in Pessac, France (“Pessac Facility”), which included (i) approximately 6,800 square feet used for the manufacture of Coreg CR® microparticles for GSK as well as other Micropump®, and LiquiTime®/Trigger Lock™-based formulations (up to commercial scale; altogether the “Micropump® Pilot Development facilities”) and housed two suites of equipment, as well as a dedicated warehouse, analytical control laboratory and a technical area with air compressor units, refrigeration units for solvents, and a heat boiler. This facility was divested to Recipharm on December 1, 2014 (for more detail, see “Item 18. Financial Statements – Notes to Consolidated Financial Statements, “6 Discontinued Operations”).

We have commercial and administrative activities located in St. Louis, Missouri (USA). The office space consists of 5,300 square feet, and the lease expires in 2018.

We have intellectual property, clinical, quality, regulatory, and supply chain activities located in Dublin, Ireland. The office space consists of 325 square feet, and the lease has been concluded for a one year period automatically renewable from year to year.

During 2014, we expended $1.8 million on property and equipment.

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

Overview

We are a specialty pharmaceutical company utilizing core competencies in drug delivery and formulation to develop safer and more efficacious pharmaceutical products to address unmet medical needs and/or reduce overall healthcare costs. Flamel has a balanced business model consisting of a successful previously-UMDs business with two marketed products in the USA, Bloxiverz® and Vazculep™, and a branded business, focusing on the development of products utilizing Flamel’s proprietary drug delivery platforms (for details see “Item 4. Lead Products” and “Item 4. Other Products Under Development”). The branded products are based on proprietary drug delivery platforms and target high-value solid oral and alternative dosage forms using 505(b)(2) and Biosimilar pathways where the Company can develop strong intellectual property positions and deliver meaningful patient benefits. Flamel’s new business model allows the Company to select, develop, seek approval for, and commercialize niche branded and generic products, initially targeted for the U.S. market. The Company is able to self-fund the development of most product development opportunities. For more details, see “Item 4. Information on the Company”.

The acquisition of Éclat, which has focused on pursuing FDA approvals through the 505(b)(2) regulatory pathway, adds marketing and licensing knowledge of the commercial and regulatory process in the U.S. and EU to Flamel. We believe this enhances the ability of Flamel to identify product candidates for development, leverage new opportunities for the application of our drug delivery platforms, and to license and market products in the U.S and EU. By adopting this revised strategy, the Company makes itself less dependent on the often changing strategies of partners in the future. More importantly, we now have revenues generating marketed products in the USA and proprietary products in late stage development that are not dependent on partnerships. The first product from the acquired Éclat portfolio, Bloxiverz® was approved by the FDA on May 31, 2013, and is currently being marketed in the U.S. The second product, Vazculep™, was approved by the FDA on June 27, 2014 and launched in October, 2014 in the USA. Both products are commercialized in the USA by Flamel’s subsidiary Éclat (for details see “Item 4. Lead Products”). Flamel believes that Bloxiverz® and Vazculep™ will have a significant impact on the Company’s revenue generation and will favorably impact its progression to profitability.

To complement the historical science-oriented strengths of Flamel as an innovator of drug delivery platforms, we have now enhanced our ability to identify new product candidates and to pursue commercial opportunities. The Company’s drug delivery platforms allow the creation of competitive and differentiated drug product profiles (e.g. with improved pharmacokinetics, efficacy and/or safety). These product development opportunities allow us to grow market share and to protect our products through patent protection and product differentiation. In 2014, we have focused our Research and Development (“R&D”) efforts on moving several products formulated using our proprietary drug delivery platforms more rapidly into clinical development stages. On completion of development and successful regulatory approval these products will be marketed either by Flamel or by partners via licensing/distribution agreements. For more details, see “Item 4. Lead Products” and “Item 4. Other Products Under Development”.

As a result of this shift to a specialty pharma model, the Company’s business is now less dependent on the development activities performed by partners, and relying more on the development of its own, self-funded, products. The difference in the current model and that of the past is that Flamel is no longer solely dependent on partnerships to create revenue and profit. Nevertheless, the Company continues to explore development and licensing opportunities with carefully selected third parties for either its drug delivery platforms or its proprietary products in areas where Flamel and/or its US operations, may choose not to market itself, such as the LiquiTime®-based OTC products. Following the rationalization of the Company’s products pipeline, the four partnerships that remained in effect in 2013 were either terminated in 2014 or transferred to Recipharm AB (“Recipharm”), as part the divestiture of our Pessac Facility. Consequently, the loss of this external, partner-based project portfolio resulted in a decrease in R&D revenues in 2014.

Under the divestiture agreement of our Pessac Facility dated December 1, 2014, Recipharm paid the Company $13.2 million. Additionally, Recipharm made an investment of $13.0 million in Flamel’s stock at a purchase price equal to the trailing 20-day average price. This divestiture agreement allowed Flamel to retain access to the development and manufacturing capabilities of the acquired Pessac Facility and to use other Recipharm’s facilities for the development or manufacture of its proprietary pipeline if needed. The Company transferred to Recipharm the Supply Agreement pertaining to Coreg CR® and delegated the royalty payments under the License agreement with GSK as of December 1, 2014. The divestiture of the Pessac Facility has been classified as Discontinued Operations for the twelve month periods ended December 31, 2014, 2013 and 2012 (see note 6 to the Consolidated Financial Statements in “Item 18. Financial Statements”).

Operating expenses increased in 2014 largely as a result of unfavorable non-cash line items of $72.4 million including the change in fair-value measurement of the liabilities outstanding for the acquisition of Éclat (see note 16 and 21 to the Consolidated Financial Statements in “Item 18. Financial Statements”) amounting to $57.5 million, acquisition note expenses amounting to $3.0 million in connection with acquisition of Éclat and amortization of intangible R&D assets amounting to $11.7 million. In 2013 non-cash line items amounted to $28.1 million. Commitments in relation to the acquisition of Éclat were valued at $58.9 million as of December 31, 2013 and at $104.7 million, as of December 31, 2014. The valuations are based on current information and data, including financial projections related to the potential of the Éclat products, as well as the share price and interest rate in so far as they influence the value of the warrants. Absent the effects of these non-cash items, operating expenses increased by $6.6 million in 2014. The commercialization of Bloxiverz® results in an increase in cost of sales and our investment in R&D has increased as we pursue development of both our product portfolio, including products formulated using our proprietary drug delivery platforms which are being moved rapidly into clinical development stages. We continue to maintain an aggressive approach to cost controls and are committed to challenging our costs on non-core activities. We expect to see an increase in R&D expenditure in the future as we pursue (a) clinical development, which will include costs of clinical trials, regulatory costs, sub-contracted development and manufacturing costs and (b) commercialization, which includes payment to FDA of NDA filing fees. For UMD products we expect to file for approval, a NDA filing fee in excess of $2 million. Non-cash expenses relative to stock based compensation, amounted to $2.9 million in 2014 and $2.0 million in 2013.

In 2014, our investment in property and equipment was comparable with 2013. Investments were limited to maintenance of our property and equipment.

As in previous years, the majority of the Company’s expenses were incurred in Euros, since the Company’s base of operations is in France. However, the majority of revenues were, and will continue to be, denominated in U.S. dollars, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”. Although our reporting currency is the U.S. dollar, the Company’s functional currency is the Euro. Conversion of the Company’s financial accounts to U.S. dollars for reporting purposes is calculated in accordance with the value of the Euro to the U.S. dollar. See “Item 3. Key Information – Exchange Rates”. As such, the Financial Statements are translated as follows: (1) asset and liability accounts at year-end rates, (2) income statement accounts at quarterly weighted average exchange rates for the year, (3) cash flow statement quarterly weighted average exchange rates for the year, and (4) shareholders' equity accounts at historical rates. Consequently, the variation in the Euro relative to the U.S. dollar has an impact on the interpretation of the financial statements, which may differ from the underlying variations in the functional currency. For example, the weakening of the U.S. dollar relative to the Euro has resulted in a 0.1% increase in the average value of the US dollar relative to the Euro between 2013 and 2014. Consequently, Euro denominated expenses will appear to have increased by an equivalent amount year on year simply as a result of the translation from Euro to U.S. dollars for reporting purposes. The closing value of the Euro relative to the U.S. dollar has decreased by 12% resulting in a corresponding decrease in amounts represented in the balance sheet as of December 31, 2014, compared with December 31, 2013. We do not currently engage in substantial hedging activities with respect to the risk of exchange rate fluctuations, but we expect to implement hedging activities to manage exchange rate risk in the future. There is no outstanding hedging agreement as of December 31, 2014; for details see “Item 3. Key Information - Risk Factors”..

In certain instances we may compare expenses from one period to another in this Annual Report on Form 20-F using comparable currency exchange rates in order to assess our underlying performance before taking into account exchange fluctuations. In fiscal year 2014 and fiscal year 2013, the average value of the US dollar relative to the Euro between 2013 and 2014 was comparable, as such comparison of expenses from one period to another is not impacted by the conversion of expenses into U.S. dollars. That said, we generally use figures prepared on a comparable currency basis for internal analysis and communicate similarly externally from time to time, since we believe this appropriate in order to analyze variations in expenditure from one period to another. However, figures provided on a comparable currency basis are unaudited and are not measurements under U.S. GAAP.

Flamel’s business is subject to substantial risks, including the uncertainties associated with the R&D of new products or technologies, the length and uncertainty linked to the results of clinical trials and regulatory procedures, difficulties in the scale-up and manufacturing of its products, the uncertainty relating to the market acceptance of new products based on its technologies and uncertainties arising from the development and commercialization of its portfolio of products. The time required for the Company to achieve sustained profitability, remains uncertain. Operating income and losses may also fluctuate from quarter to quarter as a result of differences in timing of revenues recognized or expenses incurred; for details see “Item 3. Key Information - Risk Factors”.

The Company has incurred substantial losses since its inception, and through December 31, 2014, with an accumulated deficit of approximately $320 million. Flamel expects to maintain its investment in its R&D activities in line with the development of its product portfolio, while being vigilant to ensure that investments in non-core activities are limited. Thus, there can be no assurance that the Company will not continue to incur losses. We expect our R&D costs to increase as we pursue the development of our own products. We currently have two approved UMD products on the market, as a result of these two products, we anticipate that our revenues will increase significantly in 2015 and beyond. This portfolio will be supplemented by further products in subsequent years which could favorably impact its progression to profitability. We may continue to seek partnership opportunities, in particular for certain of our proprietary products that we are not in a position to market ourselves. These partnerships will equally contribute to our future revenue generation.

In March 2014 we completed an underwritten public offering which generated $113.6 million in net proceeds. Subsequently, we repaid substantially all of our outstanding long-term debt amounting to $32 million. The remaining proceeds along with revenues generated by our UMD products are used to pursue the development of our proprietary products, including clinical trials and associated regulatory costs.

Critical Accounting Policies

Revenue Recognition

Revenue includes upfront licensing fees, milestone payments for R&D achievements, compensation for the execution of research and development activities and sales of pharmaceutical products.

Where agreements have more than one deliverable, a determination is made as to whether the license and R&D elements should be recognized separately or combined into a single unit of account in accordance with ASU 2009-13, Revenue with Multiple Deliverables.

The Company uses a Multiple Attribution Model, referred to as the milestone-based method:

•	As milestones relate to discrete development steps (i.e. can be used by the partners to decide whether to continue the development under the agreement), the Company views that milestone events have substance and represent the achievement of defined goals worthy of the payments. Therefore, milestone payments based on performance are recognized when the performance criteria are met and there are no further performance obligations.

•	Non-refundable technology access fees received from partnership agreements that require the Company's continuing involvement in the form of development efforts are recognized as revenue ratably over the development period.

•	R&D work is compensated at a non-refundable hourly rate for a projected number of hours. Revenue on such agreements is recognized at the hourly rate for the number of hours worked as the R&D work is performed. Costs incurred under these contracts are considered costs in the period incurred. Payments received in advance of performance are recorded as deferred revenue and recognized in revenue as services are rendered.

Revenue is generally realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectability is reasonably assured. The Company records revenue from product sales when title and risk of ownership have been transferred to the customer, which is typically upon delivery to the customer and when the selling price is determinable. As is customary in the pharmaceutical industry, the Company’s gross product sales are subject to a variety of deductions in arriving at reported net product sales. When the Company recognizes revenue from the sale of its products, an estimate of provision for sales return and allowances is recorded which reduces product sales. These adjustments include estimates for product returns, chargebacks, payment discounts and other sales allowances and rebates. The estimate for chargebacks is determined when product is shipped from the wholesalers to their customers. The return allowance, when estimable, is based on an analysis of the historical returns of the product or similar products.

For generic products and branded products being sold in mature and stable markets where changes in selling price are rare, the Company recognizes revenues upon shipment. For branded products where market conditions remain volatile and selling price is subject to change the Company recognizes revenue based on net product sales of wholesalers to their customers. For new product launches the Company recognizes revenue once sufficient data is available to determine product acceptance in the marketplace such that product returns may be estimated based on historical data and there is evidence of reorders and consideration is made of wholesaler inventory levels. Net product sales of wholesalers to their customers are determined using sales data from an independent, renowned wholesaler inventory tracking service. Net sales of wholesalers to their customers are calculated by deducting estimates for returns for wholesaler customers, chargebacks, payment discounts and other sales or discounts offered from the applicable gross sales value. Estimates for product returns are adjusted periodically based upon historical rates of returns, inventory levels in the distribution channel and other related factors.

When Flamel receives revenue under signed feasibility study agreements, revenue is then recognized over the term of the agreement as services are performed.

The Company receives financial support for various research and investment projects from governmental agencies. Revenue from conditional grants related to specific development projects is recognized as an offset to operating expenses when all conditions stated in the grant have been met and the funding has been received. Revenue from unconditional grants for R&D projects are recognized as an offset to R&D expense on a pro-rata basis over the duration of the program. Funding can be received to finance certain R&D projects which are repayable on commercial success of the project. In the absence of commercial success, the Company is released of its obligation to repay the funds and the funds are recognized in the Income Statement as ‘Other Income’.

Flamel benefits from tax credits on a percentage of eligible R&D costs. These tax credits can be refundable in cash or offset against taxable income and are not contingent upon future taxable income. As explained in note 5 to the Consolidated Financial Statements, the company determined that the research tax credit should be classified as a R&D grant and the tax credit is recognized as an offset to R&D expense.

R&D Costs

R&D expenses are comprised of the following types of costs incurred in performing R&D activities: salaries, allocated overhead and occupancy costs, clinical trial and related clinical or developmental manufacturing costs, and contract and other outside service fees, filing fees and regulatory support. R&D expenditures are charged to operations as incurred.

Generally, the Company’s R&D efforts are either funded internally or by partners. Flamel’s R&D efforts are organized to allow both internal products developments and partner-sponsored research programs simultaneously, reflecting the Company’s approach and belief that internal projects can benefit from the R&D efforts funded by partners and vice versa. Due to this approach, the Company views R&D costs as a whole across the organization and by drug delivery platforms. The Company monitors progress on the basis of the actual number of hours/days worked and the cost of outside services for pre-clinical, clinical and regulatory activities.

Management Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates reflected in the consolidated financial statements include, but are not limited to, purchase price allocation of its acquisitions, re-measurement of liabilities accounted at fair value, the recoverability of the carrying amount and estimated useful lives of long-lived assets, in progress R&D and goodwill, share-based compensation expenses, evaluation of long term personnel compensation, calculation of R&D tax credit, and valuation allowance of deferred tax assets. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ from those estimates.

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

Discontinued Operations

The Company followed the guidance in Financial Statements Accounting Standards Board Accounting Standards Codification (ASC) Topic 205 Presentation of Financial Statements (ASC 205), Topic 360 Property, Plant and Equipment (ASC 360) and Accounting Standards Update (ASU 2014-08), Reporting of Discontinued Operations and Disclosures of Disposals of Components of an Entity in determining the accounting for the divestiture. The Company opted to early adopt the provisions of ASU 2014-08 as its management believes that all criteria for presenting the disposal of Pessac Facility and its business as a discontinued operation were met. Presenting the disposal as a discontinued operation will also provide a better understanding of the results of the Company’s new strategy and in assessing the impact of the disposal on the ongoing operations of the entity.

The divestiture represents a strategic shift that has or will have major effect on an entity’s operations and financial results. Since 2012, the Company has implemented an altered business model allowing Flamel to blend novel, high-value internally developed products with its leading drug delivery capabilities and to commercialize niche branded and general pharmaceutical products. Previously, the Company’s focus was to develop and license its proprietary drug delivery platforms (Micropump®, LiquiTime®, Trigger Lock™ and Medusa™) with pharmaceutical companies and biotechnology partners (e.g. the licensing of Micropump® to GSK to develop Coreg CR® with GSK bringing and commercializing the product to market). The divestiture of Pessac Facility to Recipharm and the transfer to Recipharm of the GSK’s Supply Agreement and royalty income relating to Coreg CR® is an implementation of this revised strategy. The Company is reducing its sole reliance on products developed with partners, explaining the transfer of its rights and obligations pertaining to Coreg CR®, including the Pessac Facility. Flamel sold over 50% of its historical revenues as a result of this transaction which has a major impact on the Company’s operations and results.

The divestiture was accomplished in a single transaction and the assets, contracts and liabilities referred to in the Asset Purchase Agreement signed between Flamel and Recipharm were determined to represent a disposal group. This disposal group is considered to be a component of the Company. While the Pessac Facility and its related business were not identified as reportable segment or operating segment, as the Company operates in only one segment, the Pessac Facility and its related business may be considered as an asset group as the transferred assets, liabilities and contracts represent the lowest level for which identifiable cash flows are largely independent of the cash flows of other group of assets and liabilities. The Company transferred all future cash outflows and inflows relating to the Pessac Facility that can be clearly distinguished operationally and for financial reporting purposes.

The results of Discontinued Operations, less income taxes, have been reported as a separate component of income in the statement of operations. The assets and liabilities of the discontinued operation have been reported separately in the asset and liability sections, of the statement of financial position for the periods presented in the statement (see note 6 to the Consolidated Financial Statements in “Item 18. Financial Statements”) for a description of the facts and circumstances related to the disposal, the gain and loss on disposal and the specific line items included in the statement of operations, statement of financial position and cash-flow statement relative to the disposal group.

Long-Term Debt

Long Term debt associated with the acquisition liabilities arising from the acquisition of Éclat are accounted at fair-value. The Company elected the fair value option for the measurement of the long-term liability associated with the Deerfield Royalty and Broadfin Royalty agreements; for details (see “ITEM 7. Related Party Transactions”).

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

Results of Continuing Operations

Years Ended December 31, 2014, 2013 and 2012

Operating Revenues

The Company had total revenues of $14.8 million in 2014, $4.2 million in 2013 and $7.6 million in 2012. The following table shows revenues attributable to license and research activities for the last three (3) years, in millions of US dollars:

		2012	2013	2014

LICENSE AND RESEARCH REVENUES		$6.7	$3.0	$2.8

RESEARCH		$2.5	$1.5	$2.3
Research	Eagle Pharmaceuticals	0.7	0.0	0.0
	Undisclosed Partners	1.8	1.5	2.3

LICENSES		$4.3	$1.5	$0.5
Upfront Payment	Merck Serono	2.7	-	-
	Undisclosed Partners	1.3	0.6	0.2

Milestones	Undisclosed Partners	0.3	0.9	0.3

TOTAL		$6.7	$3.0	$2.8
	Merck Serono	2.7	-	-
	Eagle Pharmaceuticals	0.7	-	-
	Undisclosed Partners	3.3	3.0	2.8

In 2014, license and research revenue totaled $2.8 million. License and research revenue in 2013 and 2012 totaled $3.0 million and $6.7 million, respectively. In 2014 R&D revenue totaled $2.3 million and license revenue totaled $0.5 million. In 2013 R&D revenue totaled $1.5 million and license revenue totaled $1.5 million. In 2012 R&D revenue totaled $2.5 million and license revenue totaled $4.3 million. License and research revenues in 2014 are comparable to 2013 and have decreased compared with 2012 due to the termination of certain partnership agreements with Merck Serono and other undisclosed partners. This correlates with our positioning as a specialty pharma company whereby we select, develop, seek approval for, and commercialize niche branded products and most of the opportunities are self-funded, while exploring development, supply and licensing opportunities for either drug delivery platforms or proprietary products with carefully selected third parties, while not being completely dependent on partnerships for revenues as was the case historically.

R&D revenues in 2014 consisted primarily of $2.3 million from undisclosed partners. R&D revenues in 2013 consisted primarily of $1.5 million from undisclosed partners. R&D revenues in 2012 consisted primarily of $0.7 million from Eagle Pharmaceuticals and $1.8 million from undisclosed partners.

License revenues in 2014 consisted primarily of $0.5 million from undisclosed Partners. License revenues in 2013 consisted primarily of $1.5 million from undisclosed Partners. License revenues in 2012 consisted primarily of $2.7 million from Merck Serono (amortization of up-front payments) and $1.6 million from undisclosed partners.

In 2014, product sales and services revenues totaled $11.9 million, $1.0 million in 2013 and $0.6 million in 2012. In 2012 and 2013, product sales include solely sales of Hycet® for a total of respectively $0.6 million and $1.0 million. The license for commercialization of Hycet® was divested in November 2013. In 2014, product sales of $10.2 million relate to Bloxiverz®. As of December 31, 2014, the Company had deferred revenue related to Bloxiverz® of $7.0 million compared to $1.1 million as of December 31, 2013. The market conditions and competition for Bloxiverz® remain volatile with changes in sales price occurring in December 2014. As such revenues are recognized when price is determinable, which occurs when product is sold from the wholesaler to the hospital and the chargeback on such sales can be determined.

The Company launched Vazculep™ in October 2014 and determined that market acceptance of this product had not occurred given such short period of time on the market. In addition sufficient data to determine product returns had not yet been achieved. For the twelve months ended December 31, 2014, the criteria for recognizing the revenue were not met and the Company deferred $2.7 million of revenue of Vazculep™ product sales as of December 31, 2014.

Operating Expenses

The Company had total costs and expenses of $108.6 million in 2014, $57.9 million in 2013 and $17.4 million in 2012.

The terms of acquisition of Éclat in March 2012 included the issuance of a $12 million note, the repayment of which was tied to the approval and net sales of certain Éclat products, and which was repaid in full in March 2014, 3.3 million warrants and earn-out payments based on the gross profit achieved on the Éclat products (see note 2 to the Consolidated Financial Statements in “Item 18. Financial Statements”). These commitments are revalued and reassessed at each balance sheet date based on information and data available at that time, including financial projections related to the potential of the Éclat products, as well as the share price and interest rate in so far as they influence the value of the warrants. An unfavorable $57.5 million adjustment was accounted in 2014 and $28.1 million in 2013 from the updated fair-value measurement of these liabilities. In addition, in 2014 a non-cash expense of $3.0 million was recognized related to the early repayment of the $12.0 million note. An $11.7 million expense was recognized to reflect the amortization of acquired R&D assets in connection with our marketed product Bloxiverz®. These assets are being amortized straight line over a three year period to the end of 2016.

As in previous years, in 2014 the majority of costs were incurred for R&D purposes. R&D costs totaled $17.3 million in 2014, $16.0 million in 2013 and $14.6 million in 2012. At comparable currency exchange rates, R&D costs increased marginally by $1.3 million in 2014.

Our total R&D expenditures can be split in the following categories:

In millions of U.S. Dollars
	2012	2013	2014

Salaries and employee benefits	9.2	7.7	11.5
Materials and Supplies	1.5	1.1	1.1
Pre-clinical, Clinical, Regulatory and Manufacturing	3.9	8.1	5.8
outside services
Grants and R&D Tax credit	(6.7)	(6.2)	(6.0)
Depreciation of facilities and equipment	0.1	0.4	0.4
Other Expenses & Taxes	5.7	4.2	3.6
Stock-based Stock Compensation	0.9	0.7	0.9
Total	14.6	16.0	17.3

The human resources allocated to each drug delivery platform over the past three (3) years are as follows:

Full Time Equivalents	2012	2013	2014
Micropump®	9	9	18
LiquiTime®	1	21	19
Trigger Lock™	3	1	7
Medusa™	50	38	13
Discontinued Operations	59	57	62

The cost of outside services borne by the Company for pre-clinical, clinical, contract manufacturing and regulatory activities by technological platform over the past three (3) years are as follows:

In millions of U.S. Dollars		2012	2013	2014
Pre-Clinical	LiquiTime®	-	-	0.1
	Medusa™	0.4	0.2	0.6
	Micropump®	-	0.3	-
Clinical	LiquiTime®	-	-	1.3
	Medusa™	0.3	-	-
Contract Manufacturing	UMD	1.7	5.5	0.9
	LiquiTime®	-	-	1.4
Regulatory	UMD	1.5	1.9	1.6
	LiquiTime®	-	-	0.3

As of December 31, 2014, Flamel had total R&D tax credits receivable of $11.5 million. In 2012 the Company obtained an advance secured against the tax credit generated in 2011 valued at $5.4 million as of December 31, 2014. This advance would normally have been received as a cash payment of $5.9 million in 2015. The Company earned a R&D credit of $5.5million in 2014, $5.8 million in 2013 and $6.5 million in 2012. In 2014, the Company received reimbursement of the 2013 tax credit since it met the criteria to benefit from immediate reimbursement (i.e. considered to be a Small and Medium Enterprise under the EU legislation). The tax credit generated in 2014 of $5.5 million will be offset against the tax liability generated in France in 2014 (see note 19 – Income Tax).

The average number of employees dedicated to R&D activities paid by third parties has decreased year over year. This decrease was driven by the reduction of partnerships (for details see “Item 4. Strategic Alliances”). The Company has spent $2.0 million on pre-clinical and clinical studies in 2014 compared with $0.5 million in 2013 and $0.7 million in 2012. This increase is the consequence of the advance of our products into clinical development. In 2014, costs of $2.5 million have been incurred on the UMD portfolio for contract manufacturing services and regulatory activities. These costs are associated with the development of products with outside contractors and costs for preparation of the NDA filing of our third UMD product, including meetings with the FDA at key points of the development.

Costs of products and services sold were $3.4 million in 2014, $0.6 million in 2013 and $0.4 million in 2012. These costs relate to the cost of product on sales of Bloxiverz®.

SG&A expenses amounted to $15.7 million in 2014, $13.2 million in 2013 and $14.2 million in 2012. SG&A expenses included stock based compensation expense of $1.8 million in 2014, $1.2 million in 2013 and $1.9 million in 2012. SG&A expenses increased by $2.6 million over 2013 expenses at comparable currency exchange rates. This increase is due to legal costs, post marketing studies requested by the FDA for Bloxiverz®, FDA product fees and advisory costs related to the Pessac Facility divestiture and transfer of our intellectual property from our French entity to our Irish based entity.

Non-Operating Items

Interest income and realized gains on the sale of monetary SICAVs (Sociétés d’Investissement à Capital Variable) were $0.9 million in 2014 compared with of $0.3 million in 2013 and $0.6 million in 2012. Interest income has increased due to the increase in cash and marketable securities as a consequence of our successful public offering in March 2014 and subsequent placement of funds received. Interest expense was $5.7 million in 2014, $2.6 million in 2013 and $0.1 million in 2012. The increase in interest expense is due to the $15 million debt financing concluded with Deerfield Management Company L.P. (“Deerfield Management”) in February 2013 and to a lesser extent the $5 million tranche drawn down on the $15 million debt financing concluded with Broadfin Healthcare Master Fund in December 2013. The principal amount and outstanding interest was repaid on both debt financing agreements in M arch 2014 resulting in interest expense of $4.7 million. For details see “Item 10. Material Contracts”.

At the time of the debt financing a Royalty Agreement was concluded with Deerfield Management amounting to 1.75% and with Broadfin Healthcare Master Fund amounting to 0.834% on net sales of certain products sold by our US operations, Éclat, subject to required regulatory approvals and sales of these products, until December 31, 2024. For details see “Item 10. Material Contracts”.

The Royalty agreements generated non-cash expense of $3.5 million in 2014 and $2.0 million in 2013. The fair value option was elected for the measurement of the Royalty liabilities. For details see “Item 10. Material Contracts”.

Foreign exchange gain was $11.7 million in 2014, foreign exchange loss was $0.3 in 2013 and $180,000 in 2012. The exchange gain in 2014 relates primarily to unrealized gain on translation of cash and marketable securities and intercompany receivables denominated in USD benefitting from the increase of the Dollar versus Euro as of December 31, 2014 (+13.6% compared to December 31, 2013). Realized gains and losses are generated by transactions denominated in foreign currencies. The variation in foreign exchange gain/loss results from the volume of operations in foreign currency and the variation in exchange rates over the year.

Other income in 2014 amounted $0.04 million compared with $0.6 million in 2013 which consisted of reimbursement of the deductible from a 2007 class action that was dismissed in 2013, and $0.1 million in 2012.

Income tax benefit in 2014 amounted to $1.4 million of which $2.8 million reflects tax benefit of statutory net operating losses generated by the operations in the US partially offset by French business tax expense of $1.5 million. Income tax benefit in 2013 amounted to $11.0 million, reflected tax benefit of statutory net operating losses generated by the operations in the US. In 2012 income tax benefit amounted to 4.7 million of which 4.8 million reflected tax benefits of operations in the US. French business tax calculated on gross profits generated tax expense of $0.1 million in 2013 and 2012.

As of December 31, 2014, the Company had $142.2 million net operating loss carry-forwards from French operations and $46.9 million net operating losses carry-forwards from US operations. The carry-forward under French tax law can be utilized against future operating income indefinitely, subject to an annual limitation of €1.0 million and 50% of taxable income in excess of this threshold and the US carry-forwards can be utilized against future operating income subject to a limitation of $1.8 million per year on pre-acquisition tax losses of $4.9 million (see note 19 to the Consolidated Financial Statements in “Item 18. Financial Statements”).

Net Income/Loss

For the year ended December 31, 2014, Flamel reported a net loss from continuing operations of $88.9 million or $2.46 per share and a net loss of $84.9 million or $2.34 per share. For the year ended December 31, 2013, Company reported a net loss from continuing operations of $46.5 million or $1.83 per share and a net loss of $42.9 million or $1.69 per share. For the year ended December 31, 2012, the Company reported a net loss from continuing operations of $4.7 million or $0.19 per share and a net loss of $3.2 million or $0.13 per share. For the year ended December 31, 2014 adjusted net loss was $20.3 million or $0.56 per share and for the year ended December 31, 2013 adjusted net loss was $16.1 million or $0.63 per share.

Flamel is providing below adjusted net income, which is a non-GAAP financial measure. The Company believes that an evaluation of its ongoing operations (and comparison of current operations with historical and future operations) would be difficult if the disclosure of its financial results were limited to financial measures prepared only in accordance with Generally Accepted Accounting Principles (“GAAP”) in the U.S. In addition to disclosing its financial results determined in accordance with GAAP, Flamel is disclosing adjusted net income that excludes the net of tax effect of fair value measurement on acquisition liabilities and royalty agreements, impairment of intangible assets, amortization expense of intangible assets, effects of accelerated reimbursement of certain debt instruments and unrealized foreign exchange gains and losses on assets and liabilities denominated in foreign currency and includes operating cash flows associated with the commitments to make earn out payments and royalty payments, in order to supplement investors' and other readers' understanding and assessment of the Company's financial performance. Flamel’s management uses these non-GAAP measures internally for forecasting, budgeting and measuring its operating performance. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP measures to their most closely applicable GAAP measure set forth below and should consider non-GAAP measures only as a supplement to, not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

in thousands of U.S. Dollars	Twelve months ended December 31,
	2013		2014
GAAP Net income (loss) and diluted earnings (loss) per share	$(42,925)	$(1.83)	$(84,906)	$(2.46)

Fair value remeasurement of acquisition liabilities	28,135		57,491
Fair value remeasurement of royalty agreement	1,990		3,525
Amortization of Intangible R&D Assets	-		11,749
Accelerated reimbursement of acquisition note	-		3,013
Accelerated reimbursement of facility agreements	-		4,741
Tax effects of the above items	(2,416)		(2,338)

Earn-out acquisition payment payable	(840)		(1,678)
Royalty payable	-		(249)
Unrealized foreign exchange (gain)/loss	363		(11,667)

Adjusted Net Income (Loss) and adjusted diluted earnings (loss) per share,	$(15,694)	$(0.62)	$(20,319)	$(0.56)

Discontinued Operations

On December 1, 2014, Flamel divested its Pessac Facility to Recipharm AB (“Recipharm”). Under the divestiture agreement, Recipharm paid the Company $13.2 million. This divestiture agreement allowed Flamel to use the development and manufacturing capabilities of the acquired Pessac Facility and to use Recipharm’s other facilities for the development or manufacture of its proprietary pipeline if needed. The Company transferred to Recipharm the Supply Agreement pertaining to Coreg CR® and delegated the royalty payments under the License agreement with GSK as of December 1, 2014. The divestiture of the Pessac Facility has been classified as Discontinued Operations for the twelve month periods ended December 31, 2014, 2013 and 2012 (see note 6 to the Consolidated Financial Statements in “Item 18. Financial Statements”).

The divestiture of the Pessac Facility has been classified as Discontinued Operations for the twelve month periods ended December 31, 2014, 2013 and 2012, with net income attributable to such Discontinued Operations of $4.0 million for 2014, $3.6 million for 2013 and $1.4 million for 2012. The gain on sale of the Pessac Facility amounted to $5.0 million.

The summary statement of operations of the Discontinued Operations for each of the last three (3) years is as follows:

	Fiscal Year
In thousands of U.S. Dollars	2012	2013	2014

Revenues	$18,570	$18,265	$14,967
Income (loss) from operations	1,550	3,667	(875)
Gain (loss) on disposal	-	-	5,007
Interest Expense	(11)	(9)	(4)
Income taxes	(27)	(74)	(110)
Income (loss) from discontinued operations, net of tax	$1,512	$3,584	$4,018

Carrying amounts of major classes of assets and liabilities classified as held for sale in the statement of financial position as of December 31, 2013 and 2014 are as follows:

	December 31,
In thousands of U.S. Dollars	2013	2014

Accounts receivable, net	$-	$730
Inventories	1,352	-

Total major classes of current assets of the discontinued operations	1,352	730

Net Property, plant and equipment	15,044	-
Total major classes of non current assets of the discontinued operations	15,044	-
Total assets of the disposal group classified as held for sale	16,396	730

Current portion of capital lease obligations	69
Accounts payable	-	168
Other current liabilities	832	-
Total major classes of Current Liabilities of the discontinued operations	901	168

Capital lease obligations, less current portion	88	-
Other liabilities	7,626	-
Total major classes of Non-Current Liabilities of assets Held for sale	7,714	-
Total liabilities of the disposal group classified as held for sale	8,615	168

Concurrently with the divestiture of the Pessac Facility, Recipharm made an investment of $13.0 million in Flamel’s stock at a purchase price equal to the trailing 20-day average price.

Liquidity and Capital Resources

On December 31, 2014, the Company had $39.8 million in cash and cash equivalents and $53.1 million in marketable securities compared with $6.6 million in cash and cash equivalents and $0.4 million in marketable securities on December 31, 2013. The increase in the level of cash and cash equivalents and marketable securities results from the public offering in March 2014 generating net proceeds of approximately $113.6 million, proceeds from the divesture of the Pessac Facility to Recipharm in December 2014, the investment by Recipharm of $13.0 million in Flamel’s stock in December 2014, offset by the reimbursement of substantially all outstanding long-term debt with a principal of $32 million and financing of R&D investment for the development of proprietary products based on our drug delivery platforms, and working capital for launch of Bloxiverz® and Vazculep™.

Net cash used in operating activities was $10.6 million as of December 31, 2014, compared with $20.7 million as of December 31, 2013, and $23.1 million as of December 31, 2012. As of December 31, 2014 net cash used in operating activities reflected a net loss of $84.9 million, offset by non-cash movements of $66.1 million, including $63.8 million of expenses on fair value remeasurement of acquisition and royalty liabilities and impact of accelerated reimbursement of long-term debt, ($2.8) million tax benefit which will be set off against future taxable income, $14.1 million of depreciation on property and equipment and amortization of intangible assets, ($5.0) million of gain on disposal of the Pessac Facility, $2.7 million relative to stock compensation expense and ($6.3) million of unrealized exchange gain from intercompany receivables denominated in USD. Movement in working capital year on year generated an increase in cash of $8.2 million driven by a decrease in accounts receivable of $3.4 million, a decrease in the R&D tax credit of $13.2 million and an increase in accounts payable and other current liabilities of $8.1 million, principally due to the tax liability generated as a result of the move of intellectual property from France to Ireland offset by the 2014 R&D tax credit of $5.5 million. The cash increase generated by the former is offset by a reduction in cash resulting from an increase in inventory of $3.1 million due to inventory build for Bloxiverz® and Vazculep™, an increase in prepayments of $2.3 million decrease in long term liabilities and increase in long term assets relative to a deferred tax charge for a total of $10.7 million.

Net cash provided by investing activities was ($43.1) million in 2014, compared with $6.0 million in 2013. Investing activities included proceeds from the sale of marketable securities for $13.7 million and purchase of marketable securities for $68.3 million. In 2014 the Company implemented a revised investment policy and engaged Morgan Stanley as its primary portfolio manager. The revised investment policy was implemented to leverage an increased return on funds, to the extent the Company is expected to generate positive cash flow in the near term, while maintaining a low risk profile and diversity across different investment categories (fixed income, low risk managed fund or equity funds). In 2014 $1.7 million was spent in the purchase of property and equipment compared with $1.0 million in 2013. In 2014, $13.2 million was received as proceeds from the divestiture of the Pessac Facility. In 2013 $1.0 million was received as proceeds from the disposal of property and equipment, including the disposal of the license for commercialization of Hycet®. In 2012, $1.8 million of cash was acquired following the acquisition of Éclat in March, 2012.

Net cash provided by financing activities was $96.0 million in 2014 and includes $132.3 million of proceeds from issuance of ordinary shares and warrants (net of tax effect on issuance costs) primarily in connection with the underwriter public offering fulfilled in March 2014 and issuance of shares to Recipharm in December 2014, repayment of an amount of $34.4 million including repayment of principal and interest on outstanding debt on March 24, 2014 relating to the Acquisition liability note with Deerfield of $12 million in principal, the Deerfield Facility Agreement of $15 million in principal and the Broadfin Facility Agreement of $5 million in principal, as well as the reimbursement of the advance of $7.1 million received in the second quarter of 2011 from Oseo, secured against the R&D tax credit of $7.7 million earned in 2010. Financing activities include earn-out payments made to Deerfield for a total of $1.4 million. Cash provided by financing activities was $18.3 million in 2013 and includes loans of $15 million received subsequent to the debt financing concluded with Deerfield Management in February 2013 and $5 million of the $15 million debt financing concluded with Broadfin Healthcare Master Fund in December 2013, and earn-out payments for the acquisition of Éclat of $0.9 million. Cash provided by financing activities was $7.0 million in 2012 and includes an advance of $5.7 million received in the second quarter of 2012 from Oseo, secured against the R&D tax credit of $6.1 million earned in 2011.

Since its inception, the Company’s operations have consumed substantial amounts of cash and may continue to do so. Flamel believes that ongoing research and product development programs are adequately funded and believe current working capital to be sufficient for the Company’s present requirements, including commercial launch of products from the Éclat pipeline. Flamel also believes current financial resources and cash from various grants, licenses and commercialization of products will be sufficient to meet the Company’s cash requirements in the near future. We believe we have sufficient funds to finance operations and cash requirements for at least the next twelve months.

As of December 31, 2014, the Company held marketable securities classified as available-for-sale and recorded at fair value. Total marketable securities totaled $53.1 million as of December 31, 2014 and $0.4 million as of December 31, 2013.

As of December 31, 2014, the Company had loans of $1.9 million from Oseo, $1.8 million advance from the French Ministry of Industry for a ‘Proteozome’ research project. These loans do not bear interest and are repayable only in the event that the research is successful technically or commercially. Flamel has evaluated the debt due for the purchase of Éclat at $104.3 million as of December 31, 2014. The obligations relative to the acquisition arise from the commitment by Flamel US Holdings, to pay 20% of any gross profit generated by certain Éclat products and two warrants to purchase a total of 3,300,000 ADSs. The Company has evaluated the debt due on the Royalty Agreement concluded with Deerfield management at $6.8 million and the debt due on the Royalty Agreement concluded with Broadfin Healthcare Master Fund at $3.3 million, as of December 31, 2014. See Item 10. Additional Information – Material Contracts and Note 16 – Long Term Debt for more information regarding these obligations. Long-term indebtedness associated with the $12 million acquisition note, Deerfield Facility of $15.0 million and Broadfin Facility of $5.0 million were fully repaid in March 2014 as described above.

The contractual cash obligations of the Company as of December 31, 2014 are as follows:

In thousands of U.S. Dollars		Payments Due by Period
		Total	Less than 1 years	1 to 3 years	3 to 5 years	More than 5 years
Long Term Debt Obligations	Note 16	$119,341	$45,722	$29,997	$22,309	$21,313
Operating Lease Obligations	Note 22	829	732	97
Other Long-term Liabilities reflected on the Registrant's Balances Sheet under GAAP	Note 20	217	55		12	150
Other contractual Cash Obligations [1]		22,694	4,296	8,592	9,806	-
Total Contractual Cash Obligations		$143,081	$50,805	$38,686	$32,127	$21,463

[1]	Relates to purchase commitments including commitment to acquire services from Recipharm for a total of $22.5 million for a five year period commencing January 1, 2015.

Off-Balance Sheet Arrangements

As of December 31, 2014, the Company has no off-balance sheet arrangements.

ITEM 6. Directors, Executive Officers, Senior Management and Employees

Company Governance

In accordance with French law governing a Société Anonyme, the Company is managed by its Board of Directors and by its Directeur Général (or “Chief Executive Officer”), who has full executive authority to manage the affairs of the Company, subject to the prior authorization of the Board of Directors or of the Company’s shareholders for certain decisions expressly specified by law. In addition, the Directeur Général may submit to the Board of Directors the nomination of one or more, but not more than five (5) Directeurs Généraux Délégués.

The Board of Directors reviews and monitors Flamel’s business, financial and technical strategies. In addition, under French law, the Board of Directors prepares and presents the year-end French statutory accounts of the Company to the shareholders and convenes shareholders’ meetings. French law provides that the Board of Directors be composed of no fewer than three and not more than 18 members. The actual number of directors must be within such limits and may be provided for in the Statuts, our ByLaws, or determined by the shareholders at the annual general meeting of shareholders. The number of directors may be increased or decreased only by decision of the shareholders. No more than a third of directors may be over the age of seventy-five.

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

Directors and Board of Directors

The following table sets forth the name and position of the directors of the Company as of December 31, 2014.

Name	Position	Year of Initial Appointment

Craig Stapleton (1) (2) (3) (4)	Non-Executive Chairman of the Board of Directors	2011
Michael S. Anderson	Chief Executive Officer and Director	2012
Guillaume Cerutti (2) (3)	Director	2011
Dr. Francis J.T. Fildes (1) (2)	Director	2008
Christophe Navarre (1) (3)	Director	2014
Ben Van Assche (1) (2) (3)	Director	2014

(1) Member of the Compensation Committee

(2) Member of the Audit Committee

(3) Member of the Nominating and Corporate Governance Committee

(4) Appointed as a Non-Executive Chairman of the Board of Directors in 2014

The Company’s Board of Directors currently consists of six members, five of whom are outside directors and whom we believe bring broad experience to Flamel:

•	The Honorable Craig Stapleton is the former United States Ambassador to France and Director of Carlisle Bank and Lead Director of Abercrombie and Fitch;

•	Michael S. Anderson, former Chief Executive Officer of Éclat, appointed Chief Executive Officer of the Company, effective March 13, 2012

•	Guillaume Cerutti is the Chairman and Chief Executive Officer of Sotheby’s France, former CEO of the French Directorate General for Competition, Consumer Affairs and Repression of Fraud, (Ministry of Finance and Economy) and currently serves as Chairman of the Board of the ‘Institut de Financement du Cinéma et des Industries Culturelles’;

•	Francis JT Fildes is the former Senior Vice President: Head of Global Development for AstraZeneca, PLC, former Director of ProStrakan Pharmaceuticals PLC and a current Director of Fildes Partners Ltd and a Fellow of the Royal Society of Medicine and the Royal Society of Chemistry;

•	Ben Van Assche is a member of the international jury that assists the government of the Walloon Region in its policy towards clusters of competitiveness, in particular the BioWin health cluster;

•	Christophe Navarre is Board Member of the Comité Colbert, Member of the Heineken Supervisory Board and Chairman of the FEVS (Fédération des Exportateurs de Vins et Spiritueux).

The term of office of each of the directors expires at the year 2015 ordinary shareholders meeting. With the exception of Mr. Anderson, all of the directors are independent as defined in NASDAQ Marketplace Rule 5605 (a)(2).

Board Practices

Non-executive Directors of the Company receive fees for their services and are entitled to subscribe for warrants (as described in Note 18.3 to our Consolidated Financial Statements in “Item 18. Financial Statements”). Directors’ fees and warrants are proposed by the Board of Directors and are submitted for the approval of shareholders at the ordinary shareholders’ meeting. Non-executive directors are reimbursed, upon request, for expenses incurred in attending Board meetings. Upon termination, no benefits are provided to non-executive directors.

All directors are elected by the shareholders at each ordinary shareholders’ meeting approving the annual French statutory accounts of the Company. A quorum of the Board consists of one-half of the members of the Board of Directors, and actions are generally approved by a vote of the majority of the members present or represented by other members of the Board of Directors. The Board of Directors has the ability to determine its own internal rules for certain procedures. The Chairman of the Board does not have the ability to cast a deciding vote in the event of a tie vote. A director may give a proxy to another director, but a director cannot represent more than one other director at any particular meeting. Members of the Board of Directors represented by another member at meetings do not count for purposes of determining the existence of a quorum.

Directors are required to comply with applicable law and Flamel’s statuts. Under French law, directors are liable for violations of French legal or regulatory requirements applicable to ‘sociétés anonymes’, violation of the Company’s statuts or mismanagement. Directors may be held liable for such actions both individually and jointly with the other directors.

French law requires that companies having at least 50 employees for a period of twelve (12) consecutive months have a Comité d’Entreprise (“Employee Representation Committee”) composed of representatives elected from among the personnel. The Employee Representation Committee was formed in 1997. Two of those representatives are entitled to attend all meetings of the Board of Directors of the Company and shareholders’ meetings, but they do not have any voting rights.

Compensation Committee. The Board has a Compensation Committee comprised of solely independent directors, namely Francis Fildes (Chairman), Ambassador Craig Stapleton, Christophe Navarre and Ben Van Assche. The Compensation Committee makes recommendations to the Board on the compensation of the executive officers of the Company, including the Chief Executive Officer. The Board makes the final decisions on compensation. The Compensation Committee has a written charter.

Audit Committee. The Board has an Audit Committee comprised of solely independent directors, namely Guillaume Cerutti (Chairman), Francis Fildes, Ambassador Craig Stapleton, and Ben Van Assche. The Audit Committee recommends to the Board the selection of Flamel’s independent auditors and reviews the findings of the auditors and operates in accordance with the Audit Committee Charter, which is reviewed annually. The Audit Committee Charter outlines the roles and responsibilities of the Audit Committee which includes appointment, compensation and oversight of the work of any registered public accounting firm employed by the Company and review of all related party transactions. The Audit Committee also assists the Board in oversight of: (1) the integrity of the financial statements of the Company; (2) the adequacy of the Company’s system of internal controls; (3) compliance by the Company with legal and regulatory requirements; (4) the qualifications and independence of the Company’s independent auditors; and (5) the performance of the Company’s independent and internal auditors. See also “Item 16C. Audit Committee’s Pre-Approval Policies and Procedures”).

Nominating and Corporate Governance Committee. The Board has a Nominating and Corporate Governance Committee, composed of solely independent directors, namely Ben Van Assche (Chairman), Guillaume Cerutti, Christophe Navarre, and Ambassador Craig Stapleton. The Nominating and Corporate Governance Committee has a written charter.

Chief Executive Officer. The Chief Executive Officer of Flamel has full executive authority to manage the affairs of Flamel and its subsidiaries, and has broad powers to act on behalf of Flamel and to represent Flamel in dealings with third parties, subject only to those powers expressly reserved by law or corporate resolutions of the Board of Directors or the shareholders. The Chief Executive Officer determines, and is responsible for the implementation of the goals, strategies and budgets of Flamel, which are reviewed and monitored by the Board of Directors. The Board of Directors has the power to appoint and dismiss, at any time, the Chief Executive Officer. The Chief Executive Officer is appointed for a term of one (1) year, expiring at the end of the general shareholders' meeting called to approve the financial statements for the prior financial year.

Compensation of Directors and Executive Officers

During 2014, the amount of compensation paid or accrued for the benefit of the top five executive officers of the Company and its subsidiaries for services in all capacities was $1,797,457.

On June 24, 2014, a shareholders’ meeting approved a total amount of annual attendance fees to be allocated to the Board of 325,000 Euros, of which 243,750 Euros was subsequently distributed. For the fiscal year 2014 a total amount of 170,000 Euros ($225,896) was paid or accrued for the benefit of non-executives for their services in that capacity. Executive directors do not receive compensation for their service in that capacity.

Executive Officers and Senior Management

The following table sets forth the name and position of the executive officers and senior managers of the Company.

Name	Position	Year of Initial Appointment
Michael S. Anderson	Chief Executive Officer (“CEO”)	2012
Jean Chatellier	Vice President, Alliance Management and Licenseing	2010
Siân Crouzet	Principal Financial Officer	2005
Christian Kalita	Directeur Général Délégué Pharmacien Responsable (Chief Pharmacist)	2005
Steve A. Lisi*	Senior Vice President, Business and Corporate Development	2012
Scott Macke	Vice President, Supply Chain and Operations	2012
Séverine Martin	Director of Human Resources and Corporate Projects	2014
David Monteith	Vice President, Research and Development	2014
Phillandas T. Thompson	Senior Vice President and General Counsel	2013

* Departed the Company on April 7, 2015.

The individuals constituting the Company’s executive officers and senior management have the following background:

Mr. Michael S. Anderson has been Chief Executive Officer since March 2012. He has also served as Chief Executive Officer of Éclat Pharmaceuticals LLC since its creation in November 2010. Previously Mr. Anderson worked for KV Pharmaceuticals as President and CEO of its generic business, ETHEX Corporation and President and CEO of Ther-Rx Corporation, a leader in women’s healthcare. Mr. Anderson also has worked for Schein Pharmaceuticals and started his career at A.H Robins.

Dr. Jean Chatellier has been Vice President of Alliance Management & Licensing since October 2010. He has over 15 years of experience in business development and alliance management in the pharmaceutical and biotechnology industry. He served previously as Director of Business Development at Micromet (now Amgen) and added other business development activities for Crucell (now Johnson & Johnson) and Viropro. He also was the founder and CEO of Avidis (now Imaxio), and was CEO and liquidator of Aptanomics. Dr. Chatellier obtained a binational Ph.D. in Protein Engineering from the universities of Strasbourg (France) and Montréal (Canada), and performed post-doctoral research with Sir Allan Fersht and Sir Greg Winter at the Center for Protein Engineering of the Medical Research Council, Cambridge UK.

Mrs. Sian Crouzet has been Principal Financial Officer since March 2008. She has over 18 years of experience in finance. She previously worked as Financial Controller at the French subsidiary of McCormick & Company Inc. Mrs. Crouzet spent five years an external auditor with Ernst and Young in France and UK. She is a UK Chartered Accountant and a graduate of Bradford University (UK).

Mr. Christian Kalita has been Responsible Pharmacist, Director of Quality and Regulatory Affairs since 2005. He worked previously at Skye Pharma as Director of Quality for Europe. Mr. Kalita also worked at Merck Lipha and Merck generics for 10 years in different roles as Chief Pharmacist, Head of Quality Control Management and Head of Industrial Affairs.

Mr. Steve Lisi has been Senior Vice President, Business and Corporate Development since June 2012 until April 7, 2015. Previously, he served as partner at Deerfield Management, a leading global healthcare focused hedge fund (2007 - 2012). Prior to that, he was founder and managing member/portfolio manager at Panacea Asset Management LLC (New York; 2005 – 2007), and healthcare portfolio manager at Millennium Partners (New York; 2002 – 2005). Between 1994 and 2002, Mr. Lisi served as analyst in several companies. Mr. Lisi is a graduate of Pepperdine University (Malibu, California).

Mr. Scott Macke has been Vice President, Supply Chain and Operations since March 2012. He has over 20 years of experience in the pharmaceutical industry with direct involvement specific to both API and drug product development and commercialization. Prior to assuming his current position, he held positions of increasing leadership with Éclat Pharmaceuticals, L.L.C., most recently as the Chief Operating Officer. Prior to Éclat, he served as Sr. Director of Project Management at KV Pharmaceutical (2007 – 2010) and held various technical and operational positions at Mallinckrodt Pharmaceuticals (1993 – 2007). Mr. Macke holds undergraduate degrees in Biology and Chemistry from Missouri State University and a Master of Business Administration from the John E. Simon School of Business at Maryville University.

Mrs Séverine Martin was appointed Director of Human Resources and Corporate Projects in August 2014. She has over 13 years consulting and Human Resources experience with strong involvement in strategy implementation and change management. She held management consulting positions, most recently with Segeco Consulting. Previously, she worked as Director of Human Resources at Segula Technologies after having held leadership HR roles with large organizations in a variety of sectors. Mrs Martin earned an Executive MBA from HEC in Paris. She is also graduated is Human Resources Management from the Institute of Business Administration of Nancy (France).

Dr. David Monteith was appointed Senior Vice President Research & Development in October 2014. He has over 25 years’ experience working in the pharmaceutical and has concentrated most of his career in the areas of drug delivery and pharmaceutical drug product development, mostly in senior leadership roles. He has spent the last 14 years in the USA with Schering-Plough and Merck and most recently served as Associate Vice President of Pharmaceutical Development for Emerging Markets at Merck & Co. He has also worked for Syntex and Merck-Lipha. Dr. Monteith is a graduate in Pharmacy from the University of Strathclyde, Glasgow where he also obtained his Ph.D. from the Department of Pharmaceutics. He later also received a MBA from the University of Warwick, UK.

Mr. Phil Thompson has been Senior Vice President and General Counsel in November 2013. Previously, he served as Vice President, Legal Affairs at West-Ward Pharmaceutical Corp., Vice President, General Counsel at Paddock Laboratories, Inc., Vice President, Strategic Business Transactions and Assistant General Counsel at KV Pharmaceutical Co, Associate General Counsel at Barr Laboratories, Inc. and a corporate associate at White & Case, LLP. Mr. Thompson is a member of the New York Bar, the Missouri Bar, and the Minnesota Bar and has several other professional affiliations. Mr. Thompson earned a B.A. from Washington University in St. Louis and is also a graduate of the University of Michigan Law School (Juris Doctor) and the University of Michigan Business School (Master of Business Administration).

Options to Purchase Securities from the Company

On June 24, 2014, the shareholders of the Company authorized the issuance of up to 300,000 warrants reserved to a category of beneficiaries comprising directors who are neither authorized agents nor employees of the company, but including the Chairman of the Board of Directors of which 298,000 have been subscribed for.

On June 24, 2014 the shareholders of the Company authorized the creation of a share option plan (the ‘2014 Plan’), which authorizes the Board of Directors to issue options to subscribe for up to 1,700,000 Shares. This authorization supersedes and cancels previous authorizations granted to the Board of Directors by the shareholders for which options had not been granted as of June 24, 2014. The 2014 Plan is designed to permit the granting of ‘qualifying stock options’ under French tax law principles as well as ‘incentive stock options’ under the Internal Revenue Code of 1986, as amended. Options granted under the 2014 Plan will have an exercise price based on the market price of the share, in the form of ADS, on NASDAQ, on the day preceding the date of the Board meeting, provided however, that such price is not less than 80% of the average market price for the shares on the NASDAQ, in the form of ADSs, during the last twenty trading days preceding said meeting. In this case, the price of the shares should be equal or superior to 80% of the average market price for the share on NASDAQ, in the form of ADS, during the last twenty trading days preceding such meeting. The options granted under the 2014 Plan are exercisable up to ten years from the date of grant.

On June 24, 2014, the shareholders of the Company authorized the issuance of 250,000 new shares that the Board of Directors was authorized to award and issue free of charge to officers and employees of the Company as compensation for services rendered. Under the terms of the awards, the shares are definitively owned by the beneficiaries two years following their allocation, and the beneficiaries are required to retain the shares for a further two years.

Free Share Awards Granted and Warrants Subscribed from January 1, 2014 to March 31, 2015

	Stock Options	Exercise Price in Euros	Exercise Price in USD [1]	Expiration	Free Share Awards
Anderson	200,000	13.15	16.30	December 2024	50,000

Chatellier	30,000	13.15	16.30	December 2024	8,000

Crouzet	50,000	13.15	16.30	December 2024	10,000

Kalita	4,000	13.15	16.30	December 2024	2,500

Lisi*	100,000	13.15	16.30	December 2024	5,000

Macke	50,000	13.15	16.30	December 2024	10,000

Martin	15,000	13.15	16.30	December 2024	3,000

Monteith	110,000	13.15	16.30	December 2024	2,500

Thompson	95,000	13.15	16.30	December 2024	10,000

[1] Historical value at date of grant.

* Departed the Company on April 7, 2015.

Employees

As of December 31, 2014, Flamel had 109 full-time employees and an average of 210 full-time employees over 2014. The divestiture of the Pessac Facility resulted in the transfer of 107 employees on December 1, 2014 to Recipharm. The following table sets forth the average number of employees for each of the last three years based on their principal geographic locations.

Annual average Full-time Employees

Year End	Venissieux [1]	Pessac [2]	U.S. [3]	Ireland [4]	Total
2012	125	131	8		264
2013	118	124	9		251
2014	97	111	11	1	220

[1] Primarily engaged in administrative and R&D activities

[2] Primarily engaged in pharmaceutical development and manufacturing activities

[3] Primarily engaged in administrative, commercial and marketing activities

[4] Primarily engaged in licensing, quality, regulatory, supply chain and clinical activities

The Company’s future will depend on its ability to attract and retain highly qualified personnel. Flamel believes that its relationships with employees are good. As required by French law, the Company has created an Employee Representation Committee (‘Comité d’Entreprise’) composed of representatives elected from among the personnel. Two of these representatives are entitled to attend certain meetings of the Board of Directors of the Company, but they do not have any voting rights.

Share Ownership

The following table sets forth the share ownership of directors, executive officers and senior managers as of the date indicated:

OWNERSHIP OF SHARES AS OF MARCH 31, 2015

	Shares	% of Ordinary Shares		Number of	Exercise Price in Euros	Exercise Price in USD [2]		Total Free Share awards		% of shares oustanding and unexercised equity
Name	Owned	Outstanding [1]	Warrants	Options	€	$	Expiration	outstanding	Total	instruments [3]

Stapleton	337,451	0.84%	45,000		4.58	6.14	June 2017
			100,000		10.94	14.54	June 2018		482,451	1.03%
Cerutti	50,001	0.12%	45,000		4.58	6.14	June 2017
			60,000		10.94	14.54	June 2018		155,001	0.33%
Fildes	1	0.00%	45,000		4.58	6.14	June 2017
			46,000		10.94	14.54	June 2018		91,001	0.19%
Navarre			46,000		10.94	14.54	June 2018		46,000	0.10%
Van Assche			46,000		10.94	14.54	June 2018		46,000	0.10%

Anderson	61,250	0.15%		275,000	5.25	6.93	March 2022
				80,500	3.00	4.07	February 2023
				200,000	13.15	16.30	December 2024	50,000	666,750	1.42%
Chatellier	26,000	0.06%		75,000	4.89	6.75	October 2020
				7,000	3.00	4.07	February 2023
				20,000	5.35	7.36	December 2023
				30,000	13.15	16.30	December 2024	18,000	176,000	0.37%
Crouzet	54,560	0.14%		49,990	12.86	15.83	September 2015
				5,000	16.23	19.35	December 2015
				3,750	25.39	33.46	December 2016
				10,000	5.06	7.46	December 2019
				5,000	3.28	4.39	December 2021
				10,000	3.00	4.07	February 2023
				20,000	5.35	7.36	December 2023
				50,000	13.15	16.30	December 2024	20,000	228,300	0.49%
Kalita	34,500	0.09%		50,000	16.23	19.35	December 2015
				6,500	25.39	33.46	December 2016
				5,000	5.06	7.46	December 2019
				5,000	5.29	7.01	December 2020
				5,000	3.28	4.39	December 2021
				5,000	3.00	4.07	February 2023
				6,000	5.35	7.36	December 2023
				4,000	13.15	16.30	December 2024	7,500	128,500	0.27%
Lisi *	117,000	0.29%		275,000	4.09	5.01	July 2022
				25,000	3.00	4.07	February 2023
				95,000	5.35	7.36	December 2023
				100,000	13.15	16.30	December 2024	7,500	619,500	1.32%
Macke	-			7,500	3.00	4.07	February 2023
				20,000	5.35	7.36	December 2023
				50,000	13.15	16.30	December 2024	27,000	104,500	0.22%
Martin	-			15,000	13.15	16.30	December 2024	3,000	18,000	0.04%
Monteith	-			110,000	13.15	16.30	December 2024	2,500	112,500	0.24%
Thompson	-			100,000	5.35	7.36	December 2023
				95,000	13.15	16.30	December 2024	10,000	205,000	0.44%

[1]	% of total shares outstanding of 40,253,014 as of March 31, 2015.
[2]	Historical value at date of grant.
[3]	% of total shares outstanding and unexercised warrants, free shares, stock options.
*	Departed the Company on April 7, 2015.
57

ITEM 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth as of March 31, 2015 the percentage of Ordinary Shares owned by Deerfield Capital Management L.P. (“Deerfield”) and Broadfin Capital LLC. (“Broadfin”), the persons each known to beneficially own more than 5% of the Company’s Ordinary Shares. The table set forth below is based on information contained in Schedule 13/Gs on file with the SEC as of March 31, 2015. Percentages are calculated based on 40,253,014 total shares, which was the total number of shares outstanding as of March 31, 2015.

Identity of Person or Group	Amount of Ordinary Shares Owned		Percentage of Class

Deerfield Capital L.P	5,258,475	(1)	13.06%

Broadfin Capital LLC	5,153,190	(2)	12.80%

1)	Information as to the amount and nature of beneficial ownership was obtained from the Schedule 13G/A filed with the SEC on March 17, 2015 by Deerfield. Deerfield shares beneficial ownership with Deerfield Special Situations International Master Fund LP in respect of 684,626 Ordinary shares, with Deerfield Special Situations Funds L.P. in respect of 843,559 Ordinary Shares, Deerfield Private Design Fund II L.P. in respect of 1,738,315 Ordinary Shares, Deerfield Private Design International II in respect of 1,991,975 Ordinary Shares, and Deerfield Management Company L.P., James E Flynn and Deerfield Special Situations Fund International Limited in respect of all 5,258,475 Ordinary Shares. Such reported amount excludes warrants to purchase ADSs representing 3,300,000 ordinary shares of Flamel held by Breaking Stick Holdings, L.L.C. (formerly Éclat Holdings), the manager of which is Deerfield Management Company, L.P. and of which Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P. are members. The address of Deerfield is 780 Third Avenue, 37th Floor, New York, New York 10017.
2)	Information as to the amount and nature of beneficial ownership was obtained from the Schedule 13G/A filed with the SEC on February 17, 2015 by Broadfin. As of the close of business on December 31, 2014, Broadfin beneficially owned 5,153,190 ADRs. The address of Broadfin is 300 Park Avenue, 25th Floor, New York, New York 10022.

The Company’s major shareholders do not have different voting rights. To the best of our knowledge, Flamel Technologies is not directly or indirectly owned or controlled by another corporation, by any government, or by any other natural or legal person. We are not aware of any arrangement that may at a subsequent date result in a change of control. As of March 31, 2015, the Company has Ordinary shareholders of record including the Bank of New York Mellon. Approximately 97.7 % of the Company’s outstanding shares are represented by American Depositary Shares (ADS). Approximately 3% of the Ordinary Shares are held in France. No record holder resides in France.

Significant changes in the percentage ownership held of record by any of our major shareholders in the last three (3) years, as reported to the SEC, were as follows:

Major Shareholder	Filing Date	Ownership Percentage

BVF, Inc.	February 10, 2010	14.49%
BVF Partners L.P.	February 11, 2011	11.56%
	January 11, 2012	7.84%
	February, 14, 2013	0.85%
Broadfin Capital LLC	September 28, 2012	5.12%
	February 18, 2013	9.80%
	June 13, 2013	7.80%
	February 14, 2014 [1]	9.85%
	February 17, 2015	12.82%
Deerfield Capital L.P.	August 31, 2011	4.90%
	December 5, 2011	5.01%
	January 4, 2012 [1]	11.32%
	March 17, 2015	13.08%
Visium Asset Management L.P.	April 9, 2010	7.58%
	February 14, 2011	7.09%
	February 10, 2012	7.74%
	February 14, 2013	0%

[1] Percentages have been adjusted to reflect the capital raise completed in March, 2014.

Related Party Transactions

In March 2012, we acquired, through our wholly owned subsidiary Flamel US, all of the membership interests of Éclat from Éclat Holdings, an affiliate of our largest shareholder Deerfield, for consideration primarily consisting of a $12 million senior, secured six-year note that is guaranteed by us and our subsidiaries and secured by the equity interests and assets of Éclat, two warrants to purchase a total of 3,300,000 ADSs of Flamel and commitments to make earnout payments of 20% of any gross profit generated by certain Éclat products and 100% of the gross profit generated by our former product Hycet®, which we sold in 2013, up to a maximum of $1 million. Upon closing of the acquisition, Mr. Anderson, the Chief Executive Officer of Éclat, was appointed Chief Executive Officer of Flamel. Mr. Anderson retains a minority interest in Éclat Holdings, renamed Breaking Stick, and does not have the ability to control this entity by virtue of his minority interest. The senior secured note was repaid in full in March 2014 using the net proceeds from our public sale of ADSs.

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

The Deerfield Facility was subject to certain limitations, and allowed us to use the funds for working capital, including continued investment in our R&D projects. Interest accrued at 12.5% per annum to be paid quarterly in arrears, commencing on April 1, 2013, and on the first business day of each July, October, January and April thereafter. Pursuant to the Deerfield Facility, we were required to pay the Deerfield Entities a fee of $112,500 for entering into the transaction and to reimburse the Deerfield Entities for legal costs and expenses incurred in effecting the transaction.

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

As of December 3, 2013, we and certain of our U.S. subsidiaries entered into a Facility Agreement (the “Broadfin Facility”) with Broadfin Healthcare Master Fund, Ltd. (“Broadfin”) providing for loans by Broadfin in an aggregate amount not to exceed $15.0 million. The loans under the Facility and the obligations under the Royalty agreement (see below) were secured by a first priority security interest in intellectual property associated with our Medusa technology and a junior lien on substantially all of the assets of the borrowers, which were previously pledged in connection with the Deerfield Facility, the Royalty Agreement and the notes issued in connection with the Éclat acquisition. In addition, we have agreed to grant a junior lien on certain equipment located in France, if such equipment is pledged under the Deerfield Facility and/or the Éclat note.

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

Interests of Experts and Counsel

Not applicable

ITEM 8. Financial Information

Financial Statements

The financial statements contained in this Annual Report on Form 20-F begin on page F-1.

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

Significant Changes

In March 2012, the Company acquired all of the membership interests of Éclat Pharmaceuticals LLC. For more information about this transaction see “Item 10. Additional Information – Material Contracts”.

In March 2014, the Company closed an offering whereby a total of 12.4 million ADSs, representing Company’s ordinary shares, were sold in an underwritten public offering resulting in net proceeds (after commissions) of $113.6 million.

In December 2014, the Company divested its Pessac Facility to Recipharm AB. For more information about this transaction, see “Item 10. Additional Information – Material Contracts”.

ITEM 9. The Offer and Listing

The principal trading market for the Company’s securities in ADSs is the NASDAQ Global Market. Each ADS represents one Share, nominal value 0.122 Euros. Each ADS is evidenced by an ADR. The Bank of New York Mellon is the Depositary for the ADRs. As of December 31, 2014, there were 38,987,732 ADSs outstanding in the United States and there were 30 holders of ADSs on record. As of December 31, 2014, there were 40,191,264 Shares outstanding. In 2014, the number of ADSs and shares outstanding was significantly increased (i) by 12.6 million ADSs, as a result of the public offering completed in March 2014, (ii) by 1,026,364 ADS as a result of Recipharm’s investment completed in December 2014and (iii) by 923,750 ADS as a result of the exercise of stock warrants and stock options during the year ending on December 31, 2014.

The following table shows the high and low closing sales prices of the ADSs on the NASDAQ Market for the periods indicated.

	Price Per ADS (U.S.$)
Year	High	Low

2010	9.60	6.02
2011	6.97	3.85
2012	7.67	2.99
2013	8.21	3.25
2014	18.89	8.15

	Price Per ADS (U.S.$)
Quarter Ended	High	Low
1st Quarter, 2012	7.67	5.11
2nd Quarter, 2012	5.65	4.05
3rd Quarter, 2012	5.50	4.06
4th Quarter, 2012	4.25	2.99
1st Quarter, 2013	4.59	3.25
2nd Quarter, 2013	6.28	4.05
3rd Quarter, 2013	6.66	5.68
4th Quarter, 2013	8.21	5.39
1st Quarter, 2014	14.70	8.15
2nd Quarter, 2014	15.17	9.94
3rd Quarter, 2014	15.78	13.21
4th Quarter, 2014	18.89	11.76
1st Quarter, 2015	18.47	11.50

	Price Per ADS (U.S.$)
Month Ended	High	Low
October 31, 2014	14.24	12.07
November 30, 2014	14.33	11.76
December 31, 2014	18.89	14.34
January 31, 2015	18.47	11.5
February 28, 2015	15.30	13.29
March 31, 2015	18.28	15.72

ITEM 10. Additional Information

Memorandum and Articles of Association

For a general description of these documents, see ‘Description of Share Capital’ in the Company’s registration statement on Form F-1, as filed with the U.S. Securities and Exchange Commission on April 19, 1996, registration number 333-03854, which is incorporated by reference. There have been no changes to these documents. No more than a third of the Directors may be over the age of seventy-five.

Ownership of Shares by Non-European Union Persons

A ‘declaration administrative’ or administrative declaration is required in The Republic of France to be filed with the French Ministry of the Economy, Finance and the Budget at the time of the acquisition of a controlling interest in the Company by any non-EU resident or group of non-EU residents acting in concert or by any EU resident controlled by a non-EU resident. With respect to the acquisition (by a EU resident or a non-EU resident) of a controlling interest in a company that could affect ‘public health,’ the administrative declaration is replaced by a procedure that requires prior declaration of the acquisition to the French Ministry of Economy, Finance and the Budget with the ability for such Ministry to oppose the investment during a one-month period. As it is a pharmaceutical company, the acquisition of a controlling interest in Flamel could be deemed to affect ‘public health.’

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

Material Contracts

We have entered into certain material contracts in connection with the Éclat acquisition and other debt financing. See “Item 7. Major Shareholders and Related Party Transactions”. We have also entered into material contracts in connection with our divestiture of the Pessac Facility. The following is a summary of the material terms of these contracts that is qualified in its entirety by reference to the actual documents attached as exhibits to this Annual Report on Form 20-F and for those incorporated by reference herein:

Note Agreement and Note

Under the terms of a Note Agreement among Flamel, Flamel US and Éclat Holdings dated March 13, 2012, Flamel US issued a $12 million senior note to Éclat Holdings that was guaranteed by Flamel and its subsidiaries and secured by the membership interests and assets of Éclat. The note was payable over six years only if certain contingencies are satisfied. The note accrued interest at an annual rate of 7.5%, payable in kind, until one Éclat-developed product is approved by the FDA. After FDA approval is obtained, any interest previously capitalized was payable in cash no later than nine months following FDA approval, and any future interest was payable in cash when due. The note was repaid in full in March 2014.

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

Deerfield Facility and Royalty Agreements

The Deerfield Facility Agreement was effective as of December 31, 2012, and allowed Flamel to use the funds for working capital, including continued investment in its R&D projects. The aggregate principal amount of the Loan was required to be repaid over four years as follows: 10% on July 1, 2014, and 20%, 30% and 40% on the second, third, and fourth anniversary, respectively, of the original disbursement date of the Loan. Notwithstanding the foregoing, the entire principal amount of the Loan could be repaid in whole or in part on any interest payment date occurring after December 31, 2013. Interest accrued at 12.5% per annum to be paid quarterly in arrears, commencing on April 1, 2013, and on the first business day of each July, October, January and April thereafter. All amounts under the Deerfield Facility were repaid in full in March 2014.

The Deerfield Royalty Agreement, dated December 31, 2012, provides for Éclat to pay Deerfield PDF/Horizon 1.75% of the net sales price of the Products sold by Flamel and any of its affiliates until December 31, 2024, with royalty payments accruing daily and paid in arrears for each calendar quarter during the term of the Royalty Agreement. The Royalty Agreement requires Éclat to take all commercially reasonable efforts to obtain the necessary regulatory approvals to sell the UMD products in the United States and to market the UMD products after receiving such approvals.

Broadfin Facility and Royalty Agreements

The Broadfin Facility Agreement was effective as of December 3, 2013 and allowed Flamel to use the funds for working capital, including continued investment in its R&D projects. Under the terms of the Broadfin Facility, upon closing Broadfin made an initial loan of $5.0 million and we had the ability to request, at any time prior to August 15, 2014, up to two additional loans in the amount of $5.0 million each, with funding subject to certain specified conditions. Loans under the Facility were scheduled to mature upon the earlier to occur of (i) January 31, 2017 and (ii) the repayment in full of all outstanding amounts under the Deerfield Facility, but in no event prior to November 15, 2015. We had the ability to prepay the outstanding loans under the Broadfin Facility at any time, without prepayment penalty and the full $5.0 million outstanding was subsequently repaid in March 2014. Prior to repayment, interest accrued on the loan under the Broadfin Facility at a rate of 12.5% per annum, payable quarterly in arrears, commencing on January 1, 2014.

In connection with entering into the Broadfin Facility Agreement, we also entered into the Broadfin Royalty Agreement. Pursuant to the Broadfin Royalty Agreement, we are required to pay a royalty of 0.834% on the net sales of certain products sold by Éclat and any of its affiliates until December 31, 2024.

Pessac Facility Divestiture Agreements

On November 26, 2014, we entered into an Asset Purchase Agreement with Recipharm for the sale of our Pessac Facility. The sale of the Pessac Facility was completed on December 1, 2014. Under the Asset Purchase Agreement, Recipharm paid Flamel $13.2 million in cash. Additionally, in a separate transaction, Recipharm made an investment of $13.0 million in our stock. As part of the divestiture, we also entered into a Master Service Agreement, a Service Agreement and a Supply Agreement under which we retain access to the development and manufacturing capabilities of the Pessac Facility and gain the use of any of Recipharm’s other facilities for the development and/or manufacture of our products. Also included in the divestiture was the transfer of the Supply Agreement for Coreg CR® with GSK and, transfer and assignment of all rights, titles and interests in the royalties of the License Agreements between Flamel and GSK.

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

As from January 1, 2012, transfers of a listed company's shares are subject to French registration or transfer taxes when they are documented by a written deed, irrespective of whether that deed is executed in France or outside of France. A tax credit might be available (up to the extent of the transfer taxes triggered in France) in order to shelter the foreign transfer tax liability (if registration is also required under foreign law). From January 1, 2012 to July 31, 2012, the following rates apply to the transfer of listed company shares: (i) 3% for the portion of the value below €200,000; (ii) 0.5% for the portion of the value between €200,000 and €500,000,000 and; (iii) 0.25% for the portion of the value above €500,000,000. As from August 1, 2012, a unique 0.10% tax rate will apply to the transfer of listed company's shares.

Taxation of Dividends

In France, companies may only pay dividends out of income remaining after tax has been paid.

French companies must, in principle, deduct a 30% withholding tax from dividends paid to non-residents. As from January 1, 2008, the rate of this withholding tax has been reduced to 21% for dividends paid to EU, Norway Iceland and Liechtenstein resident individuals.

In addition, anti-avoidance rules regarding transactions concluded with non-cooperative jurisdictions provide that dividends distributed to non-cooperative jurisdictions residents as of January 1, 2013, as per the criteria defined by the French tax code, would be subject to a 75% withholding tax.

The following countries were considered by the French tax authorities as non-cooperative jurisdictions in 2014:

Botswana	Guatemala	Montserrat	Niue
Brunei	Marshall Islands	Nauru	British Virgin Islands

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

Even if these conditions are not satisfied, a non-French resident holder may be exempt from French wealth tax if such holder is entitled to more favorable provisions pursuant to a double tax treaty between France and the holder’s country of residence.

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

Taxation of Dividends

Withholding Tax

Dividends paid to non-residents by French companies are subject to a 30% French withholding tax subject to exceptions (see above). Under the Treaty, this withholding tax is reduced to 15% if a U.S. Holder’s ownership of Flamel Shares is not effectively connected with a permanent establishment or a fixed base that the U.S. Holder has in France.

Dividends paid to a U.S. Holder by French companies are immediately subject to a reduced rate of 15%, provided that such U.S. Holder establishes before the date of payment that he is a U.S. resident under the Treaty by completing and providing the depositary with a simplified certificate (the “Certificate”) in accordance with the French tax guidelines (BOI-INT-DG-20-20-20-20 n°100, 12-09-2012). In order to establish U.S. residency for this Certificate, the U.S. resident should submit a Form 8802 (Application for United States Residency Certification) for certification from the U.S. Internal Revenue Service (“IRS”). The Form 8802 is used to request Form 6166, a letter of U.S. residency certification for purposes of claiming benefits under an income tax treaty. The application for the Form 8802 requires a non-refundable user fee of $85 USD and should be submitted by mail with the application at least 45 days prior to the date the certification is needed.

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

French Estate and Gift Taxes

Under ‘The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978,’ if a U.S. Holder transfers their Flamel Shares by gift, or if they are transferred by reason of the U.S. Holder’s death, that transfer will be subject to French gift or inheritance tax, and possibly in the US in the case of US citizens if one of the following applies:

•	the U.S. Holder is domiciled in France at the time of making the gift, or at the time of the U.S. Holder’s death; or

•	the U.S. Holder used the Flamel Ordinary Shares or Flamel ADSs in conducting a business through a permanent establishment or fixed base in France, or the U.S. Holder held the Flamel Ordinary Shares or Flamel ADSs for that use.

French Wealth Tax

The French wealth tax does not generally apply to Flamel Ordinary Shares or Flamel ADSs if the U.S. Holder is treated as a ‘resident’ of the United States for purposes of the Treaty and if the U.S. Holder does not own a substantial interest (participation substantielle) in Flamel. Pursuant to article 23 §2 of the Treaty, “an individual is considered to have a substantial interest if he or she owns, alone or with related persons, directly or indirectly, shares, rights, or interests the total of which gives right to at least 25% of the corporate earnings”.

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

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk

The Company conducts a portion of its business transactions in U.S. dollars. For the year ended December 31, 2014 revenues from continuing operations denominated in U.S. dollars represented 98.6% of total revenues. As a result, the Company’s financial results could be significantly affected by the fluctuation of the Euro relative to the U.S. dollar. Specifically, 75.2 % of the Company’s cash and cash equivalents, totaling $39.8 million as of December 31, 2014, and 39% of the Company’s marketable securities, totaling $53.1 million, as of December 31, 2014, are denominated in Euros, as are the vast majority of the Company’s expenses. If the dollar were to strengthen by 10% versus the Euro, there would be a corresponding negative effect on these items of $4.6 million in our balance sheet. Conversely, if the dollar were to weaken by 10% versus the Euro, there would be a positive effect on these items of $5.6 million in our balance sheet. See “Item 5. Operating and Financial Review and Prospects - Overview”.

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

Amount		For

1.	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADRs, including issuances resulting from a distribution of shares or rights or other property Cancellation of ADRs for the purpose of withdrawal, including if the Deposit Agreement terminates

2.	$0.05 (or less) per ADS	Any cash distribution to you

3.	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADR holders

4.	$1.50 or less per certificate	Registration or transfer of ADRs

5.	$0.05 (or less) per ADS per calendar year	Depositary services

6.	Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares

7.	Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement)

8.	Taxes and other governmental charges the Depositary or the Custodian has to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

9.	Expenses of the Depositary in converting foreign currency to U.S. dollars	As necessary

10.	Any charges incurred by the Depositary or its agents for servicing the deposited securities.	As necessary

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

There has not been any material default with respect to any indebtedness of the Company.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15. Controls and Procedures

Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Principal Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2014. Based on this evaluation, the Chief Executive Officer and Principal Financial Officer of the Company concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2014.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting that occurred during the Company’s fiscal year ended December 31, 2014 that has materially affected, or is reasonable likely to materially affect, the Company’s internal control over financial reporting.

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

The Company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2014. Management based this assessment on criteria for effective internal control over financial reporting described in “Internal Control – Integrated Framework (COSO 2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2014, the Company maintained effective internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the Board of Directors.

Attestation report of registered public accounting firm

The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers Audit, an independent registered accounting firm, as stated in their report on the Company’s internal control over reporting as of December 31, 2014, which is included herein. See report of PricewaterhouseCoopers Audit, an independent registered public accounting firm, included within the financial statements on page F-2.

ITEM 16. [Reserved]

ITEM 16A. Audit Committee Financial Expert

The Board has determined that Guillaume Cerutti and Craig Stapleton are ‘audit committee financial experts,’ as defined by the rules of the SEC. Messrs. Cerutti and Stapleton are ‘independent’ as defined by the NASDAQ Marketplace Rules.

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

ITEM 16C. Principal Accountant Fees and Services

The following is a summary of the fees billed to Flamel by PricewaterhouseCoopers Audit for professional services rendered for the fiscal years ended December 31, 2013 and 2014:

Fee Category	Fiscal 2013 Fees (Euros)	Fiscal 2014 Fees (Euros)
Audit Fees	263,000	409,000
Audit-Related Fees	8,500	79,500
Tax Fees
All Other Fees
Total Fees	271,500	488,500

All fees were billed in Euros. Using the average exchange rate of 1.3282 U.S dollars per Euro for 2013, and 1.3288 U.S dollars per Euro for 2014 audit fees equaled $360,606 for Fiscal 2013 and $398,640 for Fiscal 2014.

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

All Other Fees. There were no fees billed for professional services in fiscal years 2014 and 2013 that are not included in one of the above categories.

Audit Committee’s Pre-Approval Policies and Procedures

Our Audit Committee nominates and engages our independent auditors to audit our financial statements. On June 24, 2014, the Shareholders decided to renew the office of PricewaterhouseCoopers audit as permanent auditor and Mr. Etienne Boris as deputy auditor for six (6) years, expiring at the end of the Ordinary Shareholders’ Meeting to be held to approve the financial statements for the financial year ending on December 31, 2019.

See also “Item 6. Directors, Executive Officers,Senior Management and Employees – Board Practices – Committees of the Board of Directors”. In 2005, our Audit Committee adopted a revised policy requiring management to obtain the Committee’s approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee annually pre-approves, in accordance with an audit plan, specific audit and non-audit services in the categories Audit Service, Audit-Related Services, Tax Consulting Services, and Other Services that may be performed by our auditors. All of the fees to the principal accountants were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X in 2005. Our Principal Financial Officer reviews all individual management requests to engage our auditors as a service provider in accordance with this policy and, if the requested services are permitted pursuant to the audit plan approved by the Audit Committee and are less than €10,000, approves the request accordingly. In the event of a request for services pursuant to the audit plan in excess of €10,000 and less than €20,000, the Chairman of the Audit Committee approves the request. Any services in excess of €20,000 are to be pre-approved by the Audit Committee. We inform the Audit Committee about all approvals made by the Principal Financial Officer or Chairman of the Audit Committee at the following Audit Committee meeting. The chairman of our Audit Committee is not permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors’ independence.

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

The Company follows its home country requirements in lieu of NASDAQ’s quorum requirements applicable to meetings of shareholders. In keeping with French law and generally accepted business practices in France, the required quorum for ordinary resolutions is one fifth (20%) and for extraordinary resolutions is one fourth (25%) of the total outstanding shares represented in person or by proxy or expressed by postal vote. If a quorum is not present at any meeting, the meeting is adjourned. Upon recommencement of an adjourned meeting, there is no quorum requirement in the case of an ordinary general meeting. The presence in person or by proxy of shareholders having not less than 20% of the Shares is necessary for a quorum in the case of extraordinary general meeting.

The Company also follows its home country requirements relating to the solicitation and provision of proxy statements in lieu of NASDAQ Marketplace Rule 5620(b). The French Commercial Code does not require that we solicit or provide proxy statements for meetings of shareholders. In accordance with the French Commercial Code and our statuts, we inform shareholders of all meetings in a public and written notice, which notice states the requirements for admission to the meeting. Shareholders will be admitted to the General Meeting whatever the number of shares they hold, provided they are owner of registered shares and their shares have been registered in a share account held by the Company at least one day prior to the date of the meeting. Holders of ADS shall take part in the General Meeting by voting by post provided that their shares have been registered in a bearer share account held by an accredited banking or financial intermediary. Holders of registered shares may take part in the General Meeting by attending the Meeting in person, appointing a proxy of their choosing to represent them or voting by post.

French corporate law provides that the Board of Directors must vote to authorize certain related party transactions that could create conflicts of interest between Flamel on the one hand and its directors, chief executive officer or shareholders owning more than 10% of the voting rights on the other hand for such transactions to be legally binding and must have such transactions documented, audited and approved by the shareholders at each ordinary shareholders’ meeting approving the annual French statutory accounts of the Company. If the shareholders do not approve such related party transactions, the transactions remain legally binding, provided that they are not fraudulent and subsequently declared null and void by competent courts.

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

ITEM 16H. Mine Safety Disclosure

Not applicable

PART III

ITEM 17. Financial Statements

Not applicable. See “Item 18. Financial Statements“

ITEM 18. Financial Statements

The following financial statements, together with the reports of Independent registered public accounting firm thereon, are filed as part of this Annual Report:

See pages F-1 through F-40

The Registrant undertakes to provide to each shareholder requesting the same a copy of each exhibit referred to herein upon payment of a reasonable fee limited to the Registrant’s reasonable expenses in furnishing such exhibit.

ITEM 19. Exhibits

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Revised Statuts or ByLaws of the Company (Filed herewith)
2.1	Amended and Restated Deposit Agreement among Flamel, The Bank of New York, as Depositary, and holders from time to time of American Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt) (2)
4.1*	Note Agreement among Flamel Technologies S.A., Flamel US Holdings, Inc. and Éclat Holdings, LLC, dated March 13, 2012 (3)
4.2	Guaranty of Note made by Flamel Technologies S.A. in favor of Éclat Holdings, LLC, dated March 13, 2012 (3)
4.3	Warrant to purchase 2,200,000 American Depositary Shares, each representing one Ordinary Share of Flamel Technologies S.A. (3)
4.4	Warrant to purchase 1,100,000 American Depositary Shares, each representing one Ordinary Share of Flamel Technologies S.A. (3)
4.5	Registration Rights Agreement between Flamel Technologies S.A. and Éclat Holdings, LLC, dated March 13, 2012 (3)
4.6	Facility Agreement among Flamel US Holdings, Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P dated December 31, 2012 (1)
4.7*	Royalty Agreement among Eclat Pharmaceuticals LLC, Horizon Santé FLML, Sarl and Deerfield Private Design Fund II, L.P dated December 31, 2012 (1)
4.8*	Security Agreement between Éclat Pharamaceuticals, LLC and Deerfield Private Design Fund II, L.P. and Horizon Santé FLML, Sarl, dated February 4, 2013 (1)
4.9	Broadfin Facility Agreement, effective as of December 3, 2013 (5)
4.10*	Broadfin Royalty Agreement, dated as of December 3, 2013 (5)
4.11	Asset Purchase Agreement by and among Flamel Technologies and Recipharm Pessac, dated November 26, 2014 (filed herewith)
4.12	Master Agreement on Supply of Services and Products by and between Flamel Technologies and Recipharm Pessac, dated December 1, 2014 (filed herewith)

Exhibit	(Continued)
Number	Description

4.13	Service Agreement by and between Flamel Technologies and Recipharm Pessac, dated December 1, 2014 (filed herewith)
4.14	Supply Agreement by and between Flamel Technologies and Recipharm Pessac, dated December 1, 2014 (filed herewith)
4.15*	Membership Interest Purchase Agreement by and among Éclat Holdings LLC., Éclat Pharmaceuticals LLC., Flamel Technologies S.A., and Flamel US Holdings Inc., dated March 13, 2012 (filed herewith)
8.1	List of Subsidiaries (Filed herewith)
11.1	Code of Ethics for CEO (Directeur Général), Delegated Managing Directors (Directeurs Généraux Délégués) and Senior Financial Officers (4)
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith)
13.1	Certification of the Chief Executive Officer pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Furnished herewith)
13.2	Certification of the Principal Financial Officer pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Furnished herewith)
23.1	Consent of PricewaterhouseCoopers Audit (Filed herewith)
101.1NS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document

(1)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013.
(2)	Incorporated by reference to the Company’s registration statement on Form F-6 filed February 12, 2014, as amended (No. 333-193892).
(3)	Incorporated by reference to the Company’s Current Report on Form 6-K, filed March 21, 2012.
(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on April 26, 2004.
(5)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, filed on April 30, 2014
*	Confidential treatment has been requested for the redacted portions of this agreement. A complete copy of the agreement, including the redacted portions, has been filed separately with the Securities and Exchange Commission.

FLAMEL TECHNOLOGIES S.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Flamel Technologies SA

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Flamel Technologies SA and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting, appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Lyon, France, April 30, 2015

PricewaterhouseCoopers Audit

Represented by
/s/ Nicolas Brunetaud
Nicolas Brunetaud

Flamel Technologies S.A.

Consolidated Balance Sheets

(Amounts in thousands of dollars except share data)

		December 31,
	Note	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	8	$6,636	$39,760
Marketable securities	9	401	53,074
Accounts receivable (net of allowance of $144 and $127 at December 31, 2013 and 2014 respectively)		6,204	1,679
Inventory	10	2,410	6,729
Research and development tax credit receivable current portion	19	14,139	5,932
Prepaid expenses and other current assets	11	2,481	4,418
Total current assets from continuing operations		$32,271	$111,592
Total current assets from Assets held for sale	6	$1,352	$730

Goodwill	13	18,491	18,491
Property and equipment, net	12	2,391	1,776
Intangible assets, net	13	40,139	28,389
Other assets:
Income tax deferred charge	19		13,102
Research and development tax credit receivable less current portion	19	6,410	-
Other long-term assets from continuing operations		154	125
Total long-term assets from continuing operations		$67,585	$61,883
Total long term from assets held for sale	6	$15,044	$0
Total assets including "assets held for sale"		$116,252	$174,205

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:

Current portion of long-term debt	16 - 24	19,194	42,332
Current portion of capital lease obligations		16	13
Accounts payable		5,099	8,024
Deferred revenue	4	1,264	1,336
Advances from customers		116	-
Accrued expenses	14	6,527	5,667
Other current liabilities	15	7,478	5,659
Income tax payable	19	-	7,643
Total current liabilities from continuing operations		39,694	70,674
Total current liabilities from liabilities held for sale		901	168

Long-term debt, less current portion	16	66,320	76,135
Capital lease obligations, less current portion		15	-
Deferred tax liabilities	19	2,806	-
Other long-term liabilities	15-20	8,314	2,333
Total long-term liabilities from continuing operations		77,455	78,468
Total long-term liabilities from liabilities held for sale		7,714	0

Shareholders' equity :
Ordinary shares: 25,612,5500 issued and outstanding at December 31, 2013 and 40,191,264 at December 31, 2014 (shares authorised 52,683,254) at nominal value of 0.122 euro	18	3,746	6,188
Additional paid-in capital		211,473	346,582
Accumulated deficit		(235,546)	(320,452)
Accumulated other comprehensive income (loss)		10,815	(7,423)
Total shareholders' equity		(9,512)	24,895
Total Liabilities and shareholder's equity including held for sale		$116,252	$174,205

The accompanying notes are an integral part of the Consolidated Financial Statements

Flamel Technologies S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of dollars except share data)

		Year ended December 31,
	Note	2012	2013	2014
Revenue:
License and research revenue	3	$6,724	$3,026	$2,782
Product sales and services	4	$560	983	11,920
Other revenues		$250	170	73
Total revenue		7,534	4,179	14,775
Costs and expenses:
Cost of products and services sold		(400)	(562)	(3,383)
Research and development	5	(14,558)	(15,966)	(17,298)
Selling, general and administrative		(14,153)	(13,216)	(15,698)
Fair value remeasurement of acquisition liabilities, incl. related parties	2-16-24	18,834	(28,135)	(57,491)
Impairment of assets	13	(7,170)	-	-
Amortisation of intangible R&D assets	13	-		(11,749)
Acquisition note expenses, incl. related parties	24	-		(3,013)
Total		(17,447)	(57,879)	(108,632)

Income (loss) from operations		(9,913)	(53,700)	(93,857)

Interest expense	9-16-24	(118)	(2,602)	(5,747)
Interest expense on debt related to the royalty agreement with related parties	16	-	(1,990)	(3,525)
Interest income	9	640	254	963
Foreign exchange gain (loss)	1	(180)	(288)	11,871
Other Income		102	573	(36)

Income (loss) before income taxes		(9,469)	(57,753)	(90,331)
Income tax	19	4,729	11,244	1,407
Net income (loss) from continuing operations		(4,740)	$(46,509)	(88,924)
Net income from discontinued operations		$1,512	$3,584	4,018
Net income (loss)		(3,228)	(42,925)	(84,906)
Earnings (loss) per ordinary share (basic)	19

Continuing operations		$(0.19)	$(1.83)	$(2.45)
Discontinued operations		$0.06	$0.14	$0.11
Net income (loss)		$(0.13)	$(1.69)	$(2.34)

Earnings (loss) per share (diluted):	19

Continuing operations		$(0.19)	$(1.83)	$(2.45)
Discontinued operations		$0.06	$0.14	$0.11
Net income (loss)		$(0.13)	$(1.69)	$(2.34)

Weighted average number of shares outstanding (in thousands) :

Basic		25,135	25,450	36,214
Diluted		25,135	25,450	36,214

The accompanying notes are an integral part of the Consolidated Financial Statements

Flamel Technologies S.A.

Consolidated STATEMENTs OF COMPREHENSIVE INCOME

(Amounts in thousands of dollars except share data)

	Year Ended December 31,
	2013	2014

Net loss	$(42,925)	$(84,906)
Other comprehensive income (loss):
Net foreign currency translation gain (loss)	561	(18,040)
Unrealized gain (loss) on Marketable Securities		(198)

Other comprehensive income (loss), net of tax	561	(18,238)
Comprehensive loss	$(42,364)	$(103,144)

The accompanying notes are an integral part of the Consolidated Financial Statements

Flamel Technologies S.A.

Consolidated Statements of shareholders’ equity

(Amounts in thousands of dollars except share data)

	Ordinary Shares		Additional Paid-in	Accumulated	Accumulated Other Comprehen- sive Income	Shareholders'
	Shares	Amount	Capital	Deficit	(Loss)	Equity
Balance at January 1, 2012	24,962,250	$3,641	$205,489	$(189,393)	$10,057	$29,794
Subscription of warrants			5			5
Issuance of ordinary shares on exercise of stock options	195,000	31	570			601
Issuance of ordinary shares on vesting of free shares	258,150	42	(42)			-
Stock-based compensation expense			3,136			3,136
Net loss				(3,228)		(3,228)
Other comprehensive income (loss)					196	196
Comprehensive loss						$(3,032)
Balance at December 31, 2012	25,415,400	$3,714	$209,158	$(192,621)	$10,253	$30,504
Subscription of warrants			(27)			(27)
Issuance of ordinary shares on exercise of stock options or warrants	50,000	8	391			399
Issuance of ordinary shares on vesting of free shares	147,150	24	(24)			-
Stock-based compensation expense			1,975			1,975
Net loss				(42,925)		(42,925)
Other comprehensive income (loss)					562	562
Comprehensive loss						$(42,363)
Balance at December 31, 2013	25,612,550	$3,746	$211,473	$(235,546)	$10,815	$(9,512)
Subscription of warrants			351			351
Issuance of ordinary shares on capital raise	12,400,000	2,099	113,133			115,232
Issuance of ordinary shares to Recipharm AB	1,026,364	156	12,894			13,050
Issuance of ordinary shares on exercise of stock options or warrants	1,001,750	164	5,861			6,025
Issuance of ordinary shares on vesting of free shares	150,600	24	(24)			-
Stock-based compensation expense			2,893			2,893
Net loss				(84,906)		(84,906)
Other comprehensive income (loss)					(18,238)	(18,238)
Comprehensive loss						$(103,144)
Balance at December 31, 2014	40,191,264	$6,188	$346,581	$(320,452)	$(7,423)	$24,895

The accompanying notes are an integral part of the Consolidated Financial Statements

Flamel Technologies S.A.

Consolidated Statements of Cash flows

(Amounts in thousands of dollars except share data)

	Year ended December 31,
	2012	2013	2014

Cash flows from operating activities:
Net income (loss)	$(3,228)	$42,925)	$(84,906)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property and equipment and intangible assets	3,183	3,062	14,141
Loss (gain) on disposal of property and equipment	(37)	14	(4,952)
Unrealized exchange gain	-	-	(6,252)
Gains on sales of marketable securities	(6)	-	-
Grants recognized in other income and income from operations	(975)	(676)	(589)
Remeasurement of acquisition liabilities and royalty agreements (Note 21)	(18,834)	28,135	60,503
Interest expenses on debt related to the royalty agreement including related party (Note 24)	-	1,990	3,319
Impairment of assets (Note 13)	7,170	-	-
Calculated interest on amortized method	-	712	-
Change in deferred tax (Note 19)	(4,758)	(11,320)	(2,806)
Stock compensation expense (Note 7)	3,040	2,029	2,690
Increase (decrease) in cash from:
Accounts receivable	2,610	(511)	3,426
Inventory (Note 10)	176	(2,186)	(3,112)
Prepaid expenses and other current assets (Note 11)	800	315	(2,330)
Research and development tax credit receivable	(6,642)	665	13,210
Accounts payable	(613)	1,318	1,092
Deferred revenue	(4,984)	(14)	(55)
Accrued expenses	(742)	1,211	(265)
Other current liabilities	(682)	(517)	6,998
Other long-term assets and liabilities	1,383	(1,977)	(10,730)
Net cash used in operating activities	(23,139)	(20,676)	(10,618)

Cash flows from investing activities:
Purchases of property and equipment	(1,069)	(1,029)	(1,728)
Proceeds from disposal of property and equipment (Note 6)	67	1,007	13,242
Proceeds from sales of marketable securities (Note 9)	18,246	7,152	13,678
Purchase of marketable securities (Note 9)	(3,567)	(1,085)	(68,275)
Cash transferred on acquisition	1,771	-	-
Net cash provided by (used in) investing activities	15,448	6,044	(43,083)

Cash flows from financing activities:
Reimbursment of loans	(223)	(475)	(34,392)
Reimbursment of conditional grants (Note 21)	-	-	(355)
Proceeds from loans or conditional grants (Note 21)	6,668	19,333	-
Principal payments on capital lease obligations	(97)	(77)	(161)
Earn-out payment for acquisition	-	(907)	(1,357)
Cash proceeds from issuance of ordinary shares and warrants (Note 18)	607	400	132,260
Net cash provided by financing activities	6,955	18,274	95,995

Effect of exchange rate changes on cash and cash equivalents	22	252	(9,170)

Net increase (decrease) in cash and cash equivalents	(714)	3,894	33,124
Cash and cash equivalents, beginning of year	3,456	2,742	6,636
Cash and cash equivalents, end of year	$2,742	$6,636	$39,760

Supplemental disclosures of cash flow information:
Income tax paid	56	153	403
Interest paid	118	1,701	4,431
The supplemental schedule of non cash investing and financing activities is as follows
Capital lease obligations incurred	-	-	-
Fair value of assets acquired at acquisition date:	50,927	-	-
Liabilities assumed at acquisition date:	50,927	-	-

The accompanying notes are an integral part of the Consolidated Financial Statements

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of business and summary of significant accounting policies:

1.1.	Nature of business

Flamel Technologies, S.A. (“Flamel” or the "Company") is organized as a Société Anonyme, a form of corporation under the laws of The Republic of France. The Company was founded in 1990. Flamel is a specialty pharmaceutical company with drug delivery and formulation expertise. The Company is headquartered in Lyon, France and has operations in St. Louis, Missouri, USA, and Dublin, Ireland.

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

1.3.	Discontinued Operations

The company divested its development and manufacturing facility in Pessac, France on December 1, 2014 to Recipharm.

The Company followed the guidance in Financial Statements Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 205 Presentation of Financial Statements (ASC 205), Topic 360 Property, Plant and Equipment (ASC 360) and Accounting Standards Update (ASU 2014-08), Reporting of Discontinued Operations and Disclosures of Disposals of Components of an Entity in determining the accounting for the divestiture. The Company opted to early adopt the provisions of ASU 2014-08 as its management believes that all criteria for presenting the divestiture of the Pessac Facility and its business as a discontinued operation were met. Presenting the divestiture as a discontinued operation will also provide a better understanding of the results of the Company’s new strategy and in assessing the impact of the disposal on the ongoing operations of the entity.

The divestiture represents a strategic shift that had or will have a major effect on our operations and financial results. Since consummating the Éclat acquisition in March 2012, the Company has implemented an altered business model allowing Flamel to blend novel, high-value internally developed products with its drug delivery capabilities and to commercialize niche branded and general pharmaceutical products. Previously, the Company’s focus was to develop and license its proprietary drug delivery platforms (Micropump®, LiquiTime®, Trigger Lock™ and Medusa™) with pharmaceutical companies and biotechnology partners (e.g. the licensing of Micropump® to GSK to develop Coreg CR® with GSK commercializing the product). The divestiture of the Pessac Facility to Recipharm and the transfer to Recipharm of the GSK’s Supply Agreement and royalty income relating to Coreg CR® is an implementation of this revised strategy. Flamel sold over 50% of its historical revenues as a result of this transaction which had or will have a major impact on the Company’s operations and financial results.

The divestiture was accomplished in a single transaction and the assets, contracts and liabilities referred to in the Asset Purchase Agreement signed between Flamel and Recipharm were determined to represent a disposal group. This disposal group is considered to be a component of the Company. While the Pessac Facility and its related business were not identified as a reportable segment or operating segment, as the Company operates in only one segment, the Pessac Facility and its related business may be considered as an asset group as the transferred assets, liabilities and contracts represent the lowest level for which identifiable cash flows are largely independent of the cash flows of any other group of assets and liabilities. Flamel transferred all future cash outflows and inflows relating to the Pessac Facility that can be clearly distinguished operationally and for financial reporting purposes.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The results of Discontinued Operations, less income taxes, have been reported as a separate component of income in the statement of operations. The assets and liabilities of the discontinued operation have been reported separately in the asset and liability sections, of the balance sheet for the periods presented therein. See note 6 to the Consolidated Financial Statements in “Item 18. Financial Statements” for a description of the facts and circumstances related to the disposal, the gain and loss on disposal and the specific line items included in the statement of operations, balance sheet and cashflow statement relative to the disposal group.

1.4.	Going concern

Management believes that the cash and cash equivalents and marketable securities of $92.8 million as of December 2014 are sufficient for the Company to continue as a going concern for at least the next twelve (12) months and does not have substantial doubt as to the organization’s ability to continue as a going concern.

1.5.	Principles of consolidation

The accompanying consolidated financial statements include the Company and its wholly-owned subsidiaries in the United States and Ireland. All inter-company accounts and transactions have been eliminated. The list of the subsidiaries is detailed in Exhibit 8.1.

1.6.	Translation of financial statements of foreign entities and foreign currency transactions

The reporting currency of the Company and its wholly-owned subsidiaries is the U.S. dollar as permitted by the SEC for a foreign private issuer (S-X Rule 3-20(a)). All financial statement amounts of the Company and any other subsidiary for which the functional currency is the Euro or any other currency other than the U.S. dollar, are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at year-end rates, (2) income statement accounts at weighted average exchange rates for the year, and (3) shareholders' equity accounts at historical rates. Corresponding translation gains or losses are recorded in shareholders' equity.

Transaction gains and losses are reflected in the statement of operations.

Transactions involving foreign currencies are translated into the functional currency using the exchange rate prevailing at the time of the transactions. Receivables and payables denominated in foreign currencies are translated at year-end exchange rates. The resulting unrealized exchange gains and losses are carried to the statement of operations. As of December 31, 2014 the conversion generates an unrealized exchange rate gain of approximately $11.6 million.

The Company has not undertaken hedging transactions to cover its currency translation exposure.

1.7.	Revenue recognition

Revenue includes upfront licensing fees, milestone payments for R&D achievements, compensation for the execution of R&D activities and sales of pharmaceutical products.

Where agreements have more than one deliverable, a determination is made as to whether the license and R&D elements should be recognized separately or combined into a single unit of account in accordance with ASU 2009-13, Revenue with Multiple Deliverables.

The Company uses a Multiple Attribution Model, referred to as the milestone-based method:

•	As milestones relate to discrete development steps (i.e. can be used by the partners to decide whether to continue the development under the agreement), the Company views that milestone events have substance and represent the achievement of defined goals worthy of the payments. Therefore, milestone payments based on performance are recognized when the performance criteria are met and there are no further performance obligations.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•	Non-refundable technology access fees received from collaboration agreements that require the Company's continuing involvement in the form of development efforts are recognized as revenue ratably over the development period.

•	R&D work is compensated at a non-refundable hourly rate for a projected number of hours. Revenue on such agreements is recognized at the hourly rate for the number of hours worked as the R&D work is performed. Costs incurred under these contracts are considered costs in the period incurred. Payments received in advance of performance are recorded as deferred revenue and recognized in revenue as services are rendered.

Revenue is generally realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectability is reasonably assured. The Company records revenue from product sales when title and risk of ownership have been transferred to the customer, which is typically upon delivery to the customer and when the selling price is determinable. As is customary in the pharmaceutical industry, the Company’s gross product sales are subject to a variety of deductions in arriving at reported net product sales. When the Company recognizes revenue from the sale of its products, an estimate of provision for sales return and allowances is recorded which reduces product sales. These adjustments include estimates for product returns, chargebacks, payment discounts and other sales allowances and rebates. The estimate for chargebacks is determined when product is shipped from the wholesalers to their customers. The return allowance, when estimable, is based on an analysis of the historical returns of the product or similar products.

For generic products and branded products sold in mature and stable markets where changes in selling price are rare, the Company recognizes revenues upon shipment. For branded products where market conditions remain volatile and selling price is subject to change the Company recognizes revenue based on net product sales of wholesalers to their customers. For new product launches the Company recognizes revenue once sufficient data is available to determine product acceptance in the marketplace such that product returns may be estimated based on historical data and there is evidence of reorders and consideration is made of wholesaler inventory levels. Net product sales of wholesalers to their customers are determined using sales data from an independent, renowned wholesaler inventory tracking service. Net sales of wholesalers to their customers are calculated by deducting estimates for returns for wholesaler customers, chargebacks, payment discounts and other sales or discounts offered from the applicable gross sales value. Estimates for product returns are adjusted periodically based upon historical rates of returns, inventory levels in the distribution channel and other related factors.

When Flamel receives revenue under signed feasibility study agreements, revenue is then recognized over the term of the agreement as services are performed.

The Company receives financial support for various research and investment projects from governmental agencies. Revenue from conditional grants related to specific development projects is recognized as an offset to operating expenses when all conditions stated in the grant have been met and the funding has been received. Revenues from unconditional grants for R&D projects are recognized as an offset to R&D expense on a pro-rata basis over the duration of the program. Funding can be received to finance certain R&D projects which are repayable on commercial success of the project. In the absence of commercial success, the Company is released of its obligation to repay the funds and the funds are recognized in the Income Statement as ‘Other Income’.

Flamel benefits from tax credits on a percentage of eligible R&D costs. These tax credits can be refundable in cash or offset against taxable income and are not contingent upon future taxable income. As explained in note 5 to the Consolidated Financial Statements, the company determined that the research tax credit should be classified as a R&D grant and the tax credit is recognized as an offset to R&D expense.

1.8.	Governmental Grants

The Company receives financial support for various research or investment projects from governmental agencies.

The Company recognizes conditional grants related to specific development projects conditioned on completion of investment program and ongoing employment at the facilities as an offset to operating expenses once all conditions stated in the grant have been met.

The Company recognizes unconditional grants for R&D (R&D) projects requiring the collaboration of both private and public research partners as an offset to R&D expense on a pro-rata basis over the duration of the program.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company receives funds to finance R&D projects. These funds are repayable on commercial success of the project. In the absence of commercial success, the Company is released of its obligation to repay the funds and as such the funds are recognized in the Income Statement as ‘Other Income’. The absence of commercial success must be formally confirmed by the granting authority. Should the Company wish to discontinue the R&D to which the funding is associated, the granting authorities must be informed.

1.9.	R&D costs

R&D expenses comprise the following types of costs incurred in performing R&D activities: salaries, allocated overhead and occupancy costs, clinical trial and related clinical or development manufacturing costs, contract and other outside service fees, filing fees and regulatory support. R&D expenditures are charged to operations as incurred.

The Company does not disclose research development costs per partner funded contract and does not believe such disclosure would be material to investors.

1.10.	Concentration of credit risk

The Company's cash and cash equivalents are mainly deposited with Morgan Stanley, Crédit Agricole, HSBC, and Commerce Bank.

The marketable securities issued by Morgan Stanley and from Crédit Agricole have strong credit ratings.

The Company’s revenues are derived mainly from product sales and services and collaborative R&D contracts with pharmaceutical companies based in Europe and the United States and wholesalers based in the United States. All significant customers are discussed in Note 3.

The Company performs ongoing credit evaluations of its customers and maintains provisions for potential credit losses as considered necessary. The Company generally does not require collateral. Historically, the Company has not experienced significant credit losses on its customer accounts. The allowance for doubtful accounts was $139,000, $144,000 and $127,000 at December 31, 2012, 2013 and 2014, respectively.

1.11.	Earnings per share

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share reflects potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. The dilutive effects of the Company’s common stock options and warrants is determined using the treasury stock method to measure the number of shares that are assumed to have been repurchased using the average market price during the period, which is converted from U.S. dollars at the average exchange rate for the period. Such securities are not considered in computing diluted loss per share as their effects would be anti-dilutive.

1.12.	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash on deposit and fixed term deposit being highly liquid investments with a maturity of three months or less at the date of purchase.

1.13.	Marketable securities

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

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.14.	Accounts Receivable

Accounts receivable are stated at amounts invoiced net of allowances for doubtful accounts. The Company makes judgments as to its ability to collect outstanding receivables and provides allowances for the portion of receivables deemed uncollectible. Provision is made based upon a specific review of all significant outstanding invoices.

1.15.	Inventories

Inventories consist of raw materials and finished products, which are stated at cost determined under the first-in, first-out ("FIFO") method. Raw materials used in the production of pre-clinical and clinical products are expensed as R&D costs when consumed. The Company establishes reserves for inventory estimated to be obsolete, unmarketable or slow-moving on a case by case basis.

1.16.	Property and equipment

Property and equipment is stated at historical cost less accumulated depreciation. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Land and buildings	20 years
Laboratory equipment	4 - 8 years
Office and computer equipment	3 years
Furniture, fixtures and fittings	5-10 years

1.17.	Goodwill and intangible assets

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

Intangible assets consist primarily of purchased licenses and intangible assets corresponding to acquired, in progress R&D recognized as part of the Éclat acquisition purchase price allocation. Acquired IPR&D has an indefinite life and is not amortized until completion and development of the project, at which time the IPR&D becomes an amortizable asset. Amortization of acquired IPR&D is computed using the straight-line method over estimated useful life of the assets.

1.18.	Impairment of Long-Lived Assets

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

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.19.	Income taxes

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

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.20.	Research credit tax

The Company is eligible to receive a French research tax credit that is calculated based on a percentage of eligible R&D costs. The tax credit can be refundable in cash and is not contingent on future taxable income. As such, the Company considers the research credit tax as a grant, offsetting operating expenses.

1.21.	Employee stock options and warrants

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

1.22.	Long-Term Debt

The Long Term debt associated with the acquisition liabilities arising from the acquisition of Eclat Pharmaceuticals are accounted at fair-value (see note 2 –Business Combinations and note 16 Long-Term Debt). Changes in fair value are recorded in the income statement in operating expenses as remeasurement of acquisition liabilities.

The long-term debt associated with the Deerfied Facility and Broadfin Facility Agreements are accounted for at amortized cost and were fully reimbursed in March 2014. The Company elected the fair value option for the measurement of the long-term liability associated with the Deerfield and Broadfin Royalty Agreements (see note 16 Long-Term Debt). Changes in fair value are recorded in the income statement in interest expense on the debt related to the royalty agreement.

1.23.	Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from contracts with customers (topic 606)” (“ASU 2014-09”). ASU 2014-09 is effective for reporting periods beginning after December 15, 2016. The Company is assessing the impact of the provisions of ASU 2014-09 on the consolidated financial position and results of operations of the Company.

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements (topic 205) and Property, Plant, and Equipment (Topic 360)” (“ASU 2014-08”). ASU 2014-08 requires new disclosures related to Discontinued Operations. ASU 2014-08 is effective for reporting periods beginning after December 15, 2014. The company has elected to adopt ASU No. 2014-08 as of December 31, 2014. See 1.3 and note 6 – Discontinued Operations.

In August 2014, the FASB issued ASU Update No. 2014-15, Presentation of Financial Statements – Going Concern: Disclosure of Uncertainties about an Entity’s Ability to continue as a Going Concern (subtopic 205-40). Update 2014-15 requires management to assess an entity’s ability to continue as a going concern every reporting period, and provide certain disclosures if management has substantial doubt about the entity’s ability to operate as a going concern, or an express statement if not, by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Update 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. Upon adoption the Company will use the guidance in ASU 2014-15 to assess going concern. Management believes that the cash and cash equivalents of $92.8 million as of December 2014 are sufficient for the company to continue as a going concern for at least the next twelve months and does not have substantial doubt as to the organization’s ability to continue as a going concern.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Business combinations

Effective March 13, 2012, Flamel acquired, through its wholly owned subsidiary Flamel US Holdings, Inc., or Flamel US, all of the membership interests of Éclat Pharmaceuticals, LLC (or “Éclat Pharmaceuticals”) from Éclat Holdings, LLC (or “Éclat Holdings”) an affiliate of Flamel’s largest shareholder Deerfield Capital L.P. Éclat Pharmaceuticals operates as a specialty pharmaceuticals business focused on the development, approval and commercialization of niche brands and generic pharmaceutical products. In exchange for all of the issued and outstanding membership interests of Éclat Pharmaceuticals, Flamel US provided consideration consisting of:

•	a $12 million senior, secured six-year note that is guaranteed by the Company and its subsidiaries and secured by the equity interests and assets of Éclat;

•	two warrants to purchase a total of 3,300,000 American Depositary Shares, each representing one ordinary share of Flamel (“ADSs”)

•	a commitment to make earn out payments of 20% of any gross profit generated by certain Éclat Pharmaceuticals products

•	a commitment to pay 100% of any gross profit generated by Hycet® up to a maximum of $1 million.

The Purchase Agreement also contains certain representations and warranties, covenants, indemnification and other customary provisions.

The $12 million senior secured six-year note that accrued interest at an annual rate of 7.5% was repaid on March 24, 2014 (see note 16 – Long Term Debt).

In addition to the note, two six year warrants were issued to purchase an aggregate of 3,300,000 ADSs, each representing one ordinary share, of Flamel. One warrant is exercisable for 2,200,000 ADSs at an exercise price of $7.44 per ADS, and the other warrant is exercisable for 1,100,000 ADSs at an exercise price of $11.00 per ADS.

The acquisition-date fair value of the consideration transferred totaled $50,927,000 which consisted of the following:

(Amounts in thousands of US dollars)
Note	5,625
Warrants	12,065
Deferred consideration	33,237
Total acquisition liabilities	50,927

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

The deferred consideration fair value was estimated by using a discounted cash flow model based on probability adjusted annual gross profit of each of the Éclat Pharmaceuticals products. A discount rate of 20% has been used, except for Hycet® for which a discount rate of 13% has been retained.

The Company’s result of operations in future periods will be affected by the movements in the fair value of the acquisition liabilities which are remeasured at each balance sheet date. Changes in fair value will be recognized in operating income. Changes in assumptions or other variants used to calculate the fair value of acquisition liabilities, such as, but not limited to, the Company’s share price, volatility of the share price, discount rates, probability assessment of success in completing development and commercializing acquired products, market share, market size and selling prices negotiated for each product will have an effect on the fair value of the acquisition liabilities. (See note 16 Long Term Debt and note 21 Fair Value of Financial Instruments).

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The transaction was accounted for as a business combination under the acquisition method of accounting. Accordingly, the tangible assets and identifiable intangible assets acquired and liabilities assumed were recorded at fair value, with the remaining purchase price recorded as goodwill.

A total of $47.3 million of the acquired intangible assets was allocated to in-process R&D (IPR&D) assets that were recognized at fair value on the acquisition date. The fair value was determined using an income approach, including a discount rate of 20%, applied to probability adjusted after-tax cash flows. The estimated costs to complete the IPR&D projects represents management’s best estimate of expected costs. The difference between the purchase price and the fair value of the assets acquired and liabilities assumed of $18.5 million was allocated to goodwill. This goodwill is attributable to the remaining product opportunities identified by the acquired entity at the date of acquisition, but for which limited development had occurred and the regulatory approval process had not commenced. None of the goodwill is expected to be deductible for income tax purposes.

(See note 13 Goodwill and Intangible Assets).

3.	License, research and consulting agreements:

3.1.	Merck Serono, a division of Merck KGaA

On December 20, 2007 Flamel Technologies entered into a relationship with Merck Serono, a division of Merck KGaA, to investigate the applicability of Flamel’s Medusa™ for the extended release of a therapeutic protein of Merck Serono’s portfolio.

In consideration of the agreement signed in 2007, Merck Serono made an upfront payment of $2.7 million, which has been amortized over the initial feasibility period. In February 2009 Merck Serono exercised the option to license Medusa™ triggering a payment of $ 6.5 million (€5.0 million). Under the terms of the agreement, the Company was eligible to receive up to $53.0 million (€41.0 million) in milestone payments upon certain agreed-upon development events.

On November 2, 2012, Flamel received notice from Merck Serono to terminate for convenience the development and license agreement, effective January 31, 2013. For the year 2012, the Company recognized $2,745,000 of amortization of the initial up-front and option payments, of which $1,426,000 relates to accelerated amortization due to termination.

3.2.	Eagle Pharmaceuticals

On October 12, 2011 the Company entered into a license and development agreement with Eagle Pharmaceuticals for the development of a Medusa™-based hydrogel depot formulation of the small molecule antibiotic, tigecycline. In consideration of this agreement, the Company recognized R&D revenues of $345,000. Milestone payments amounting to $1.2 million (€0.9 million) will be received upon achievement of certain development and commercial events.

In 2012, the Company recognized R&D revenues of $659,000. The Company also recognized $43,000 of amortization of the initial up-front fee.

In 2013, the Company recognized R&D revenues of $31,600 as amortization of the initial up-front fee

3.3.	Corning

In December 1998, the Company signed a long-term research and product development agreement with Corning France and Corning Incorporated. Pursuant to the terms of this agreement, Flamel received royalties on the sales of Corning products that utilize Flamel’s innovations.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company recognized royalties on Corning’s sales of $152,000 in 2012, $111,000 in 2013 and on February 12, 2014 the Company signed an amendment effectively terminating the research and product development agreement and received a payment of $336,000 excluding sales taxes.

3.4.	Others

The Company recognized license and R&D revenues with undisclosed partners for an amount of $3.3 million in 2012; $3.0 million in 2013 and $2.8 million in 2014.

4.	Product sales and services

Flamel recognized product sales of $11.9 million in 2014 compared to $1.0 million in 2013 and $0.6 million in 2012.

The Company launched Bloxiverz® in July of 2013 and determined that market acceptance of the product had not occurred given the absence of wholesaler reorders and insufficient data to determine product returns. For the twelve months ended December 31, 2013, the criteria for recognizing the revenue were not met and the Company deferred $1.1M of revenue as of December 31, 2013. The Company determined as of March 31, 2014 that given significant wholesaler reorders and sufficient data obtained from the independent wholesaler tracking service regarding product returns from its customers, the Company could begin recognizing net product sales of Bloxiverz® based on indirect sales. Net product sales of wholesalers to their customers are determined using sales data from an independent, wholesaler inventory tracking service and are calculated by deducting estimates for returns for wholesalers’ customers, chargebacks, payment discounts and other sales or discounts offered from the applicable gross sales value. Bloxiverz® product is purchased by hospitals from the wholesalers primarily through contractual agreements with group purchasing organizations (“GPOs”). The Company recognized net product sales of $10.2 million in the twelve months ended December 31, 2014 for Bloxiverz® sales from wholesalers to hospitals. A total of $7.0M of net revenue on shipments to wholesalers has been deferred as of December 31, 2014. Gross product sales to hospitals amounted to $15.8 million in the twelve months ended December 31, 2014.

The Company launched Vazculep™ in October of 2014 and determined that market acceptance of the product had not occurred given its short period of time on the market and that sufficient data to determine product returns had not yet been achieved. For the twelve months ended December 31, 2014, the criteria for recognizing the revenue were not met and the Company deferred $2.7 million of revenue as of December 31, 2014.

A summary of recognized net sales for the twelve months ended December 31, 2014 and ending net deferred sales as of December 31, 2014 for the Company’s two (2) FDA-approved products as of December 31, 2014 is presented below:

Year Ended December 31, 2014 ($ in thousands)	Sales Recognized in the Current Period	Deferred Sales	Deferred Sales reclassed against outstanding Accounts Receivable	Ending Deferred Sales for which Payment has been Collected
Gross Sales	$15,789	$11,051	$(9,420)	$1,630
Less:
Chargebacks	$3,363	$132	$(23)	$109
Wholesaler distribution fees	1,470	972	(823)	149
Cash discounts and other	326	225	(188)	37
Fees and returns	419	-	-	-
Net Sales	$10,211	$9,722	$(8,386)	$1,335

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The sales deductions discussed above are presented in the consolidated financial statements as reductions to gross revenues or deferred revenue, as presented above, and a decrease to accounts receivable or an increase to accrued liabilities. A summary of fiscal year 2014 changes for each reserve or liability for Bloxiverz®, Vazculep™ and the Company’s generic pharmaceutical product is as follows:

Year Ended December 31, 2014 ($ in Thousands)	Beginning Balance	Additions	Reductions	Ending Balance
Accounts Receivable Reserves:
Chargebacks	$483	$4,832	$(4,307)	$1,008
Wholesaler distribution fees	102	2,619	(1,642)	1,079
Cash Discounts and other	28	733	(508)	252

Liabilities:
GPO fees	$6	$267	$(161)	$112
Sales returns	42	200	(8)	234
Medicaid rebates	37	16	(29)	24
Total	698	8,667	(6,656)	2,709

Actual product returns and other allowances incurred are dependent upon future events and may be different from the Company’s recorded provisions. The Company continually monitors the factors that influence such estimates and makes adjustments when it is believed that deductions may differ from established allowances.

5.	R&D expenses

Total R&D expenditures can be disaggregated in the following significant type of expenses ($USD in millions):

In millions of U.S. Dollars	2012	2013	2014
R&D Expenses	21.2	21.8	22.8
R&D Tax Credit	(6.5)	(5.8)	(5.5)
Grants	(0.1)	-	-
Total	14.6	16.0	17.3

As of December 31, 2012 the Company recognized to the income statement unconditional grants for a total of $103,000. No unconditional grants have been recognized to the income statement in 2013 and 2014.

6.	Discontinued Operations

On December 1, 2014, the Company signed an Asset Purchase Agreement with Recipharm for the divestiture of its development and manufacturing facility located in Pessac, France.

The assets included in the divestiture were tangible equipment, furniture and fixtures, inventories and all intellectual property rights relating to the operation and technological know-how necessary in manufacturing the products that are produced in the facility and the assignment to Recipharm of all employees, customer contracts and liabilities which primarily relate to agreements of the Company with GlaxoSmithKline (“GSK”) for the manufacture and sale of Coreg CR®. Coreg CR® was Flamel’s lead product using the Micropump drug delivery platform that was developed with GSK and has been approved and sold in the US since 2007. The semi-finished product is manufactured in the Pessac Facility. The contracts assigned to Recipharm exclude the Amended 2003 License Agreement and 2004 License Agreement (collectively “License Agreements”) between Flamel and GSK for the development of Coreg CR®. However, the royalties to be earned by Flamel from the sales of Coreg CR® were transferred to Recipharm as part of the Asset Purchase Agreement. All costs and future revenues relating to the manufacture and sale of Coreg CR® were transferred to Recipharm.

Royalties from Coreg CR® sales amounted to $6.9 million in 2012, $6.8 in 2013 and $6.3 in 2014. Revenues from sales of Coreg CR® microparticles to GSK amounted to $9.1 in 2012, $8.0 million in 2013 and $6.7 million for 2014. Revenues from research revenues with undisclosed partners amounted to $2.6 million in 2012, $3.5 million in 2013 and $2.0 million in 2014.

The supply Agreement originally signed between Flamel and GSK in December 2004, included payments to Flamel of $20,717,000 to support the costs and capital expenditure relative to the creation of a manufacturing area for the production of commercial supply of the product. The capital expenditures consist of both buildings and fixtures, and production equipment with Flamel having immediate title to buildings and fixtures. However, title to production equipment remains with GSK for the duration of the supply agreement. A total of $8,188,000 was incurred on the acquisition of buildings and fixtures and a total of $11,138,000 was incurred on behalf of GSK for the purchase of production equipment and associated costs.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In July 2006, Flamel and GSK entered into a further agreement whereby GSK partly sponsored the extension of the then existing Pessac Facility from two lines to three. GSK had exclusive use of part of this equipment for the production of Coreg CR® microparticles. The total funding provided by GSK amounted to $8.1 million to finance the acquisition of equipment, buildings and fixtures.

The funds received from GSK to finance the acquisition of assets owned by Flamel were classified as other liabilities (current and long-term) and amortized on a pro-rata basis over the expected life of the related assets and as an offset of the depreciation of the related assets. On the divestiture of the facility the remaining liability was offset against the gain on sale of the tangible assets.

The aggregate consideration paid for the acquired assets and business was $13.2 million, plus the value of acquired inventory determined using inventory valuation methodology as defined by the two parties. All cash and receivables pertaining to Pessac Facility business prior to the sale were retained by Flamel. A contribution of $0.7 million was made to finance potential future retirement indemnities payable on transferred employees. The business was accounted for as a discontinued operation in the fourth quarter of 2014 and, therefore, the operating results of our Pessac Facility business were included in Discontinued Operations in our consolidated financial statements for all years presented. We recognized a $5.0 million gain on disposal, which was included in our income from Discontinued Operations, in fiscal year 2014.

Summary results of operations for the Pessac business were as follows:

	Fiscal Year
In thousands of U.S. Dollars	2012	2013	2014

Revenues	$18,570	$18,265	$14,967
Income (loss) from operations	1,550	3,667	(875)
Gain (loss) on disposal	-	-	5,007
Interest Expense	(11)	(9)	(4)
Income taxes	(27)	(74)	(110)
Income (loss) from discontinued operations, net of tax	$1,512	$3,584	$4,018

Carrying amounts of major classes of assets and liabilities classified as held for sale in the statement of financial position are as follows:

	December 31,
In thousands of U.S. Dollars	2013	2014

Accounts receivable, net	$-	$730
Inventories	1,352	-

Total major classes of current assets of the discontinued operations	1,352	730

Net Property, plant and equipment	15,044	-
Total major classes of non current assets of the discontinued operations	15,044	-
Total assets of the disposal group classified as held for sale	16,396	730

Current portion of capital lease obligations	69
Accounts payable	-	168
Other current liabilities	832	-
Total major classes of Current Liabilities of the discontinued operations	901	168

Capital lease obligations, less current portion	88	-
Other liabilities	7,626	-
Total major classes of Non-Current Liabilities of assets Held for sale	7,714	-
Total liabilities of the disposal group classified as held for sale	8,615	168

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The major cash-flows related to Discontinued Operations presented in the statement of cash-flows are as follows

	2012	2013	2014
Capital Expenditures	$766	$872	$1,271
Depreciation and Amortization	1,910	1,751	1,709
Operating and Investing non-cash elements	(975)	(676)	(740)

In connection with the Asset Purchase Agreement, the Company entered into a number of other agreements with Recipharm.

Master Agreement on Supply and Services of Products (“MSA”)

Recipharm will provide various services in the domain of R&D and manufacture of pharmaceutical products for an initial non-cancellable period of five years.

Over the initial term, any services to be provided to shall include internal and external costs incurred by Recipharm plus 20%, which has been determined to be fair value for such services. The minimum amount of services per year, for a cumulative total of $22.5 million as follows:

First Year	$ 4.25 millions
Second Year	$ 4.25 millions
Third Year	$ 4.25 millions
Fourth and Fifth Year each	$ 4.86 millions

Transitional Service Agreement

In order to provide for the orderly transition of the Pessac Facility business to Recipharm, transitional services will be provided over a period of six months. The Transition services include primarily back office support such as information technology, human resources, accounting and other services as defined in the Transition Services Agreement.

Option Agreement

Recipharm has a first option (right of first refusal) to discuss and negotiate licenses of Flamel’s intellectual property rights for the sale certain products in Europe. Upon exercise of the option, Recipharm and Flamel shall agree in good faith on terms and conditions of related license agreement within forty-five (45) days from the exercise of the option. The term of the Option Agreement is from the signing of the agreement through December 31, 2017. Flamel received no compensation related to the option agreement.

Concurrently with the above, Recipharm made an investment of $13.0 million in newly issued Flamel shares which corresponds to approximately 2.3% of Flamel’s shareholdings. The purchase price for the shares purchased by Recipharm was based on the average of the trailing 20 days’ trading prices of Flamel’s shares prior to the closing date.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	Stock based compensation

7.1.	ASC 718

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

	Year Ended December 31
	2012	2013	2014
Weighted-average expected life (years)	$5.70	$5.43	$4.26
Expected volatility rate	62.50%	61.00%	61.00%
Expected dividend yield	-	-	-
Risk-free interest rate	0.95%	1.40%	1.23%
Forfeiture rate	-	-	-

We base our determination of expected volatility predominantly on the implied volatility of our traded options with consideration of our historical volatilities. Given the limited historical data and the grant of stock options and warrants to a limited population, the simplified method has been used to calculate the expected life.

Stock based compensation expense recognized was as follows:

As of December 31, 2013, the projected compensation expense related to non-vested options or warrants amounted to $4,090,000 and are expected to be recognized over a weighted average period of 2.13 years.

As of December 31, 2014, the projected compensation expense related to non-vested options or warrants amounted to $10,899,000 and are expected to be recognized over a weighted average period of 2.15 years.

(In thousands of U.S dollars except per share data)	Options			Free of charge share awards			Warrants			Total
	2012	2013	2014	2012	2013	2014	2012	2013	2014	2012	2013	2014
Research and development	419	398	327	649	320	494	-	61	206	1,068	779	1,027
Cost of goods sold	2	1	1	46	19	38	-	-	-	49	20	38
Selling, general and administrative	1,280	903	765	464	211	390	179	116	643	1,923	1,230	1,798

Total stock-based compensation expense	1,701	1,302	1,093	1,160	550	921	179	177	850	3,040	2,029	2,863

Effect on earnings per share
Basic	0.07	0.05	0.03	0.05	0.02	0.03	0.01	0.01	0.02	0.12	0.08	0.08

Diluted	0.07	0.05	0.03	0.05	0.02	0.03	0.01	0.01	0.02	0.12	0.08	0.08

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.2.	Warrants

The summary of warrants activity is as follows:

	Warrants Outstanding	Weighted Average Exercise Price in U.S dollars [1]	Weighted Average Exercise Price in Euros
Balance at January 1, 2012	900,000	$6.89	€4.85
Warrants granted	3,300,000	$8.63	€6.61
Warrants reintegrated	100,000	$6.65	€4.97
Warrants cancelled	200,000	$10.20	€6.57
Balance at December 31, 2012	4,100,000	$8.12	€6.18
Warrants granted	200,000	$6.14	€4.58
Warrants exercised	50,000	$6.29	€4.50
Warrants cancelled	200,000	$6.29	€4.50
Balance at December 31, 2013	4,050,000	$8.14	€6.21
Warrants granted	298,000	$14.54	€10.94
Warrants exercised	445,000	$6.12	€4.49
Warrants cancelled	50,000	$7.02	€5.44
Balance at December 31, 2014	3,853,000	$8.86	€6.76

[1] Historical exchange rate at date of grant

445,000 warrants were exercised in 2014, 50,000 warrants were exercised in 2013 and no warrants were exercised in 2012.

Exercise prices and intrinsic value for warrants outstanding as of December 31, 2014 were as follows:

	Warrants Outstanding				Warrants Exercisable
Range of exercise prices in euros	Number of shares	Weighted average remaining contractual life	Weighted average exercise price in euros	Weighted average intrinsic value in euros	Number of shares	Weighted average exercise price in euros	Weighted average intrinsic value in euros

0 to 4.58	255,000	1.69	4.17	9.94	255,000	4.17	9.94
5.44 to 6.57	2,200,000	3.20	5.70	8.41	2,200,000	5.70	8.41
6.58 to 8.52	1,100,000	3.20	8.42	5.69	1,100,000	8.42	5.69
8.52 to 10.94	298,000	3.62	10.94	3.17
	3,853,000	3.13	6.78	7.33	3,600,000	6.43	7.68

The total fair value of warrants vested during 2012 amounted to €271,000 or $348,000 (average exchange rate of the year).

No warrants were vested during 2013.

The total fair value of warrants vested during 2014 amounted to €225,500 or $300,000 (average exchange rate of the year).

Intrinsic value represents the variance between the share price and the exercise price. As of December 31, 2014 the aggregate intrinsic value of warrants outstanding amounted to €28,237,000 or $37,070,000 (historical exchange rate at date of grant).

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.3.	Stock Options

The activity under the option plans is as follows:

	Shares Available for Grant	Options Granted and Outstanding	Weighted Average Exercise Price in U.S dollars[1]	Weighted Average Exercise Price in Euros
Balance at January 1, 2012	275,000	3,140,990	$14.65	€11.66
Options authorized	1,000,000	-	-	-
Granted	(550,000)	550,000	$5.97	€4.67
Exercised	-	(195,000)	$2.04	€2.33
Forfeited	10,000	(223,500)	$16.88	€13.69
Balance at December 31, 2012	735,000	3,272,490	$13.79	€10.90
Options authorized	600,000	-	-	-
cancelled	(10,000)	-	-	-
Granted	(710,000)	710,000	$5.97	€4.36
Forfeited	13,000	(647,500)	$15.29	€12.63
Balance at December 31, 2013	628,000	3,334,990	$11.84	€9.17
Options authorized	1,700,000	-	-	-
cancelled	(628,000)	-	-	-
Granted	(669,500)	669,500	$16.30	€13.15
Exercised	-	(550,750)	$6.28	€4.57
Forfeited	-	(955,500)	$19.19	€15.00
Balance at December 31, 2014	1,030,500	2,498,240	$11.45	€9.02

[1] Historical exchange rate at date of grant

The total intrinsic value of options exercised during 2012 amounted to €735,000 or $973,000 (historical exchange rate at date of exercise).

No options were exercised during 2013.

The total intrinsic value of options exercised during 2014 amounted to €2,864,000 or $3,789,000 (historical exchange rate at date of exercise).

Stock options outstanding at December 31, 2014, which expire from 2015 to 2024, had exercise prices ranging from €3.00 to € 25.39. The weighted average remaining contractual life of all options is 7 years. As of December 31, 2014, there were 2,498,440 outstanding options at a weighted average exercise price of €9.02, of which 1,266,990 were exercisable at a weighted average price of €8.90. Exercise prices and intrinsic value for options outstanding as of December 31, 2014 were as follows:

	Stock Options Outstanding				Stock Options Exercisable
Range of exercise prices in euros	Number of shares	Weighted average remaining contractual life	Weighted average exercise price in euros	Weighted average intrinsic value in euros	Number of shares	Weighted average exercise price in euros	Weighted average intrinsic value in euros

0 to 3.28	284,750	7.98	3.02	11.09	84,500	3.06	11.05
4.03 to 5.44	1,069,250	7.72	4.96	9.15	707,750	4.89	9.22
6.40 to 12.02	62,000	0.19	11.42	2.69	62,000	11.42	2.69
12.86 to 16.56	970,990	7.09	13.49	0.88	301,490	14.25	1.19
19.2 to 25.39	111,250	1.59	22.98	-	111,250	22.98	-

	2,498,240	7.05	9.02	8.34	1,266,990	8.90	7.57

The total fair value of options vested during 2012 amounted to €846,000 or $1,088,000 (average exchange rate of the year).

The total fair value of options vested during 2013 amounted to €999,000 or $1,327,000 (average exchange rate of the year).

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The total fair value of options vested during 2014 amounted to €952,000 or $1,265,000 (average exchange rate of the year).

The aggregate intrinsic value of options outstanding amounted to €13,964,000 or $18,555,000 (historical exchange rate at date of grant). The aggregate intrinsic value of options exercisable amounted to €7,981,000 or $10,606,000 (historical exchange rate at date of grant).

7.4.	Free share awards

The activity under the free share award plans is as follows:

	Free of Charge Share Award Available for Grant	Free of Charge Share Award Granted and Outstanding	Weighted Average Fair Value at grant date in U.S dollars[1]	Weighted Average Fair Value at grant date in Euros
Balance at January 1, 2012	26,600	440,650	$5.81	€4.36
Options authorized	200,000	-	-	-
Granted	(189,700)	189,700	$3.07	€2.38
Exercised	-	(258,150)	$6.52	€4.92
Forfeited	21,550	(21,550)	$5.79	€4.35
Balance at December 31, 2012	58,450	350,650	$3.81	€2.88
Options authorized	200,000	-	-	-
Granted	(192,500)	192,500	$7.36	€5.35
Exercised	-	(137,150)	$4.39	€3.28
Forfeited	20,600	(38,400)	$5.10	€3.72
Balance at December 31, 2013	86,550	367,600	$5.32	€3.93
Options authorized	250,000	-	-	-
Granted	(188,300)	188,300	$16.30	€13.15
Exercised	-	(150,600)	$3.07	€2.38
Forfeited	0	(3,750)	$7.36	€5.35
Cancelled	(86,550)
Balance at December 31, 2014	61,700	401,550	$11.29	€8.82

[1] Historical exchange rate at date of grant

As of December 31, 2012 the total fair value (or intrinsic value) of Free Share Awards outstanding amounted to €1,009,000 or $1,336,000 (historical exchange rate at date of grant).

As of December 31, 2013 the total fair value (or intrinsic value) of Free Share Awards outstanding amounted to €1,446,000 or $1,954,000 (historical exchange rate at date of grant).

As of December 31, 2014 the total fair value (or intrinsic value) of Free Share Awards outstanding amounted to €3,544,000 or $4,533,000 (historical exchange rate at date of grant).

8.	Cash and Cash Equivalents

Cash consists of cash on deposit and fixed term investments held in several major banks and cash on hand. The components of cash and cash equivalents were as follows:

	December 31,
(In thousands of U.S. dollars)	2013	2014

Morgan Stanley	$0	$7,784
HSBC	3,657	16,480
Credit Agricole	48	13,529
Commerce Bank	2,898	1,916
Other	33	51
Total cash and cash equivalents	$6,636	$39,760

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	Marketable securities

Marketable securities are classified as available-for-sale securities and are recorded at fair market value. Unrealized gains and losses are recorded as other comprehensive income in shareholder’s equity, net of income tax effects.

As of December 31, 2012, 2013 and 2014 marketable securities amounted respectively to $6.4 million, $0.4 million and $53.1 million.

As of December 31, 2012, 2013 there were no unrealized gains or losses. As of December 31, 2014, an unrealized loss of $0.2 million has been recognized.

(in thousands of U.S dollars)	Fair value			Value at cost			Unrealized Gains (Losses)
	2012	2013	2014	2012	2013	2014	2012	2013	2014
Credit Agricole securities	6,413	401	12,494	6,413	401	12,494	-	-	-
Morgan Stanley securities		-	40,580		-	40,382		-	(198)
Total	6,413	401	53,074	6,413	401	52,876	-	-	(198)

Gross realized gains on sales of these available-for-sale securities amounted to $6,000, $0 and $963,000 for the years ended December 31, 2012, 2013 and 2014, respectively.

(in thousands of U.S dollars)	Proceeds from sales			Purchase of securities			Gross gains			Gross Losses
	2012	2013	2014	2012	2013	2014	2012	2013	2014	2012	2013	2014
Credit Agricole securities	15,030	7,152	13,678	3,573	1,085	27,752	3	-	243	-	-	-
Morgan Stanley securities		-	-		-	40,523			720	-	-	(416)
HSBC securities	3,216	-	-	-	-	-	3	-	-	-	-	-
Total	18,246	7,152	13,678	3,573	1,085	68,275	6	-	963	-	-	(416)

10.	Inventory

The components of inventories were as follows:

	December 31,
(In thousands of U.S. dollars)	2013	2014

Raw materials	918	1,661
Finished goods	1,492	5,068

Inventories, net	2,410	6,729

11.	Prepaid expenses and other current assets

The components of prepaid expenses and other current assets were as follows:

	December 31,
(In thousands of U.S. dollars)	2013	2014

Valued-added tax recoverable	689	1,077
Prepaid expenses	1,478	3,225
Advance to suppliers	219	111
Others current assets	95	5
Total Prepaid expenses and other current assets	2,481	4,418

The increase in prepaid expenses relates to deferred income tax expense, see note 19 – Income taxes.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	Property and Equipment

The components of property and equipment were as follows:

	December 31,
(In thousands of U.S. dollars)	2013	2014

Land and buildings	-	-
Laboratory equipment	10,985	9,801
Office and computer equipment	3,423	3,289
Furniture, fixtures and fittings	5,067	4,544
Construction in progress	-	-
Total property and equipment	19,475	17,633
Less accumulated depreciation and amortization	(17,084)	(15,857)
Property and equipment, net	2,391	1,776

Depreciation expense related to property and equipment amounted to $0.8 million, $0.8 million and $0.7 million for the years ended December 31, 2012, 2013 and 2014, respectively.

13.	Goodwill and intangible assets

	December 31,
	2013				2014
(In thousands of U.S. dollars)	Gross carrying amount	Accumulated amortization	Impairment	Intangible assets, net	Gross carrying amount	Accumulated amortization	Impairment	Intangible assets, net
Goodwill	$544	(544)	-	-	$-	-	-	-
Goodwill Eclat acquisition	18,491	-	-	18,491	18,491	-	-	18,491
Total Goodwill	$19,035	$(544)	$-	$18,491	$18,491	$-	$-	$18,491
Intangible asset corresponding to acquired IPR&D of Bloxiverz	35,248	-		35,248	35,248	(11,749)		23,499
Intangible asset corresponding to acquired IPR&D of Vazculep	12,061		(7,170)	4,891	12,061		(7,170)	4,890
Total Intangible assets	$47,309	$-	$(7,170)	$40,139	$47,309	$(11,749)	$(7,170)	$28,389

Intangible assets corresponding to acquired in-process R&D of Bloxiverz® is being amortized straight-line over a 3 year period as of January 1, 2014. Intangible assets corresponding to acquired in-process R&D of Vazculep™ will be amortized straight-line over a 6-year period as of January 1, 2015.

The Company conducts impairment tests of intangible assets and recognized an expense of $7,170,000 in the year ended December 31, 2012, based on the management’s best estimates of the present value of future cash flows compiled on a project by project and product by product basis. The impairment of these assets resulted from new facts and circumstances that occurred regarding the potential competitive landscape of Vazculep™ at that time.

Total future amortization of intangible assets related to Bloxiverz® and Vazculep™ for the next five years ending December 31 are as follows:

(In thousands of U.S. dollars)	December 31,

2015	12,565
2016	12,565
2017	815
2018	815
2019	815

27,575

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	Accrued Expenses

Accrued expenses consist mainly of expenses related to paid vacations, compensatory leaves with related social charges.

Accrued expenses comprises of the following:

	December 31,
(In thousands of U.S. dollars)	2013	2014

Accrued compensation	2,440	3,792
Accrued social charges	3,566	1,866
Accrued Interest	521	-
Other	-	9
Total accrued expenses	6,527	5,667

15.	Other current and Long Term liabilities

15.1.	Other current liabilities

Other current liabilities comprise the following:

	December 31,
(In thousands of U.S. dollars)	2013	2014

R&D tax credit financing short term	7,121	5,382
Employee service award provision short term	285	-
Provision for retirement indemnity short term	-	55
Other	72	222
Total Other current liabilities	7,478	5,659

In 2012, the Company obtained an advance from OSEO, a governmental agency supporting innovation, for $5,848,000 (€4,432,000) secured against the research tax credits due to the company by the tax authorities for expenditure incurred in 2011. The interest rate applied is the monthly average of the Euro Interbank Offered Rate (EURIBOR) plus 0.9%. As of December 31, 2013 the total funding amounted to $13,234,000 of which $7,121,000 was classified as short term liability and $6,113,000 was classified as a long term liability (see note 15.2). As of December 31, 2014 the total funding amounted to $5,382,000 of which the totality was classified as short term liability.

The Service award provision is accrued over the respective service period (5, 10, 15 and 20 years). In October 2013, the Company terminated payment of the service award with an effective date of June 30, 2014 and as such, reversed the long term provision in operating expenses.

For the year ended December 31, 2013 the total provision amounted to $285,000 and is classified as short term.

15.2.	Other long term liabilities

Other long term liabilities are composed of the following:

	December 31,
(In thousands of U.S. dollars)	2013	2014

R&D tax credit financing long term	6,113	-
Provision for retirement indemnity (see note 20)	2,142	2,296
Other	59	37
Total Other long term liabilities	8,314	2,333

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 the total financing of the R&D tax credit amounted to $13,234,000 of which $6,113,000 was classified as a long term liability (see Note 15.1).

As of December 31, 2014 other long term liabilities are mainly composed of the provision for retirement indemnity (see note 21).

16.	Long-term Debt:

Long-term debt comprises:

	December 31,
(In thousands of U.S. dollars)	2013	2014

Oseo ANVAR loans (a)	2,553	1,927
French Ministry of Research (b)	2,033	1,790
Acquisition liability contingent consideration (c)	37,991	70,112
Acquisition liability note (c)	10,405	-
Acquisition liability warrant consideration (c)	10,497	34,542
Deerfield Facility agreement (d)	12,492	-
Deerfield Royalty agreement (d)	4,590	6,837
Broadfin Facility agreement (e)	2,767	-
Broadfin Royalty agreement (e)	2,187	3,259
Total	85,514	118,467
Current portion	19,194	42,332
Long-term portion	66,320	76,135

(a)	OSEO Anvar is an agency of the French government that provides financing to French companies for R&D. At December 31, 2013 and 2014, the Company had outstanding loans from Anvar of $2,553,000 and $1,927,000, respectively for various programs. These loans do not bear interest and are repayable only in the event the research project is technically or commercially successful. Repayment is scheduled to occur from 2014 through 2019.

(b)	In 2002, the Company received a loan of $464,000 from the French Ministry of Research on a research project (the “Proteozome” project) related to the development of new Medusa applications. Pursuant to the agreement, the Company is granted a loan equal to 50% of the total expenses incurred on this project over a three-year period beginning on January 2, 2002. The remainder of the advance of $1,707,000 was received in 2005. This loan is due for repayment in 2015. The loan is non-interest bearing and is repayable only in the event the research project is technically or commercially successful. The company has not received official acceptance notice of commercial and technical success.

(c)	The Acquisition liability relates to the acquisition by the Company through its wholly owned subsidiary Flamel US Holdings, Inc., or Flamel US, all of the membership interests of Éclat Pharmaceuticals, LLC (see note 2 Business combinations). In exchange for all of the issued and outstanding membership interests of Éclat Pharmaceuticals, Flamel US provided consideration consisting of:
•	a $12 million senior, secured six-year note that is guaranteed by the Company and its subsidiaries and secured by the equity interests and assets of Éclat;
•	two warrants to purchase a total of 3,300,000 American Depositary Shares, each representing one ordinary share of Flamel (“ADSs”); and
•	a commitment to make earn-out payments of 20% of any gross profit generated by certain Éclat Pharmaceuticals products and to pay 100% of any gross profit generated by Hycet® up to a maximum of $1 million. The Purchase Agreement also contains certain representations and warranties, covenants, indemnification and other customary provisions.

As of December 31, 2013, the fair value of the note was estimated using a probability-weighted discounted cash flow model. This fair value measurement is based on significant inputs not observable in the market and thus represents a level 3 measurement as defined in ASC 820. The key assumptions are as follows: 20% discount rate, 100% probability of success. The note has no early redemption premium and was fully repaid in March 2014 generating an expense of $3.0 million.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the warrants was determined by using a Black-Scholes option pricing model with the following assumptions for each of the years indicated:

	2013	2014
Share price	$8.05	$17.13
Risk-free interest rate	1.27%	1.17%
Dividend yield	-	-
Expected volatility	50.0%	56.5%
Expected term	4.3 years	3.3 years

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

As of December 31, 2014, the deferred consideration fair value was estimated by using a discounted cash flow model based on probability-adjusted annual gross profit of each of the Éclat Pharmaceuticals products. A discount rate of 20% was used.

See also Note 21 – Fair Value of Financial Instruments.

(d)	On February 4, 2013 the Company concluded a $15 million debt financing transaction (Facility Agreement) with Deerfield Management, a current shareholder. Subject to certain limitations, the Company was permitted to use the funds for working capital, including continued investment in its R&D projects.

Consideration received was as follows:

•	$12.4 million for a Facility agreement of a nominal value of $15 million, including a premium on reimbursement of $2.6 million. The principal amount of the Loan must be repaid over four years as follows: 10% on July 1, 2014, and 20%, 30% and 40% on the second, third, and fourth anniversary, respectively, of the original disbursement date of the Loan. Notwithstanding the foregoing, the entire principal amount of the Loan may be repaid in whole or in part on any interest payment date occurring after December 31, 2013. Interest is payable quarterly, on the first business day of each January, April, July and October. The indebtedness was repaid on March 24, 2014 in its entirety; the accelerated reimbursement of this note resulted in interest expenses of $2.5 million.
•	$2.6 million for a Royalty agreement whereby, the Company’s wholly owned subsidiary Éclat, subject to required regulatory approvals and launch of product, is to pay a 1.75% Royalty of the net sales of certain products sold by Éclat and any of its affiliates until December 31, 2024.

The facility agreement is accounted for at amortized cost using an effective rate of 23%. The Company elected the fair value option for the measurement of the royalty liability.

The facility and royalty agreements are secured by the intellectual property and regulatory rights related to certain Éclat products and certain receivables.

As of December 31, 2014, the fair value of the Royalty was estimated using a probability-weighted discounted cash flow model based on probability adjusted projected annual net sales of each of the products which may be approved and sold by Éclat Pharmaceuticals. This fair value measurement is based on significant inputs not observable in the market and thus represents a level 3 measurement as defined in ASC 820. The discount rate used is 20%.

See also Note 21 – Fair Value of Financial Instruments.

(e)	On December 3, 2013 the Company concluded with Broadfin Healthcare Master Fund, a current shareholder, a $15 million debt financing transaction (Facility Agreement) divided into 3 tranches of $5 million each, Under the terms of the Facility, upon closing Broadfin made an initial loan of $5.0 million and the Company was entitled to request, at any time prior to August 15, 2014, up to two additional loans in the amount of $5.0 million each, with funding subject to certain specified conditions. Subject to certain limitations, the Company was permitted to use the funds for working capital, including continued investment in its R&D projects.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Consideration received was as follows:

•	$2.8 million for a Facility agreement of a nominal value of $5 million, The principal amount of the Loan must be repaid over three years as follows: 100% on January 1, 2017. Notwithstanding the foregoing, the entire principal amount of the Loan may be repaid in whole or in part on any interest payment date occurring after December 31, 2013. Interest is payable quarterly, on the first business day of each January, April, July and October. The indebtedness was repaid on March 24, 2014 in its entirety; the accelerated reimbursement of this note resulted in interest expenses of $ 2.2 million.
•	$2.2 million for a Royalty agreement whereby, the Company’s wholly owned subsidiary Éclat, subject to required regulatory approvals and launch of product, is to pay a 0.834% Royalty of the net sales of certain products sold by Éclat and any of its affiliates until December 31, 2024.

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

As of December 31, 2014, the fair value of the Royalty was estimated using a probability-weighted discounted cash flow model based on probability adjusted projected annual net sales of each of the products which may be approved and sold by Éclat Pharmaceuticals. This fair value measurement is based on significant inputs not observable in the market and thus represents a level 3 measurement as defined in ASC 820. The discount rate used is 20%.

Total future payments on long-term debt for the next five years ending December 31 (assuming the underlying projects are commercially or technically successful for governmental research loans) are as follows:

(In thousands of U.S. dollars)

2015	45,722
2016	18,163
2017	11,834
2018	13,551
2019	8,758

98,028

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.	Earnings Per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	Year ended December 31,
(In thousands, except per share amounts)	2012	2013	2014

Numerator:

Net income (loss) from continuing operations	$(4,740)	$(46,511)	$(88,924)
Net income (loss) from discontinuing operations	$1,512	$3,587	$4,018
Denominator:
Weighted average shares outstanding used for basic earnings (loss) per share	25,135,416	25,450,175	36,214,384
Effect of dilutive securities:
Stock-options and warrants	-	-	-
Weighted average shares outstanding and dilutive securities used for diluted earnings (loss) per share	25,135,416	25,450,175	36,214,384

Earnings (loss) per ordinary share (Basic)
Continuing Operations	$(0.19)	$(1.83)	$(2.45)
Discontinued Operations	$0.06	$0.14	$0.11
Net income (loss)	$(0.13)	$(1.69)	$(2.34)

Earnings (loss) per share (diluted) :
Continuing Operations	$(0.19)	$(1.83)	$(2.45)
Discontinued Operations	$0.06	$0.14	$0.11
Net income (loss)	$(0.13)	$(1.69)	$(2.34)

For the years ended December 31, 2012, 2013 and 2014, the effects of dilutive securities were excluded from the calculation of earnings per share as a net loss was reported in these periods.

Options to purchase 6,396,240 shares of common stock at an average of $9.87 per share were outstanding during 2014. The options, which expire in December 2024, were still outstanding at the end of year 2014.

18.	Shareholders’ Equity

18.1.	Preemptive subscription rights

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

18.2.	Dividends

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception, as the result of an accumulated statutory deficit of approximately $148.4 million at December 31, 2014. Dividend distributions, if any, will be made in euros. The Company has no plan to distribute dividends in the foreseeable future.

18.3.	Warrants

The effects of applying the fair value method provided in accordance with ASC 718 are shown in Note 7.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On June 25, 2010 the Company authorized the Directors of the Company, to subscribe to 250,000 warrants for a subscription price of €0.70 per warrant ($0.90). Each warrant is exercisable to purchase one Share at a price of €5.44 ($6.68). These warrants are issued for a four-year period and will vest over one year from the date of issuance. These warrants were subscribed in July 2010. As of December 31, 2014, 200,000 Warrants were exercised and 50,000 warrants were cancelled.

On June 24, 2011 the Company authorized the Directors of the Company, to subscribe to 350,000 warrants for a subscription price of €0.47 per warrant ($0.67). Each warrant is exercisable to purchase one Share at a price of €3.54 ($5.03). These warrants are issued for a four-year period and will vest over one year from the date of issuance. 300,000 warrants were subscribed in July 2011. As of December 31, 2014, 200,000 Warrants were exercised.

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

On June 24, 2014, the Company authorized the Directors of the Company, to subscribe to 300,000 warrants for a subscription price of €0.89 per warrant ($1.22). These warrants are issued for a four-year period and will vest over one year from the date of issuance. Each warrant is exercisable to purchase one Share at a price of €10.94 ($14.87). These warrants are issued for a four-year period and will vest over one year from the date of issuance. 298,000 warrants were subscribed in September 2014.

On exercise of warrants by beneficiaries, the Company issues new shares.

18.4.	Stock options

The Company issued stock options under plans approved by shareholders in 1990, 1993, 1996, 2000, 2001, 2003, 2004, 2005, 2007, 2010, 2012, 2013 and 2014. The option terms provide for exercise within a maximum 10-year term as from the date of grant. Generally, each option vests no more than four years from the date of grant.

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

On exercise of stock options by beneficiaries, the Company issues new shares.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.5.	Free Share Awards

On June 24, 2014, the shareholders of the Company authorized the issuance of 250,000 new shares that the Board of Directors was authorized to award and issue free of charge to the employees, or certain categories of them, of the Company or of the companies or organizations affiliated with it under the conditions set forth in Article L.225-197-2, 1° of the French Commercial Code and the corporate officers of the Company or organizations affiliated with it and that satisfy the conditions set forth in Article L.225-197-1, II of the French Commercial Code as compensation for services rendered. Under the terms of the awards the shares are definitively owned by French and Ireland tax resident beneficiaries two years and for US tax resident beneficiaries four years after grant and the Company issues new shares. French tax resident beneficiaries are required to retain the shares for two additional years after definitive acquisition. This authorization supersedes any unused portion of the previous authorizations granted to the Board of Directors by the shareholders.

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

On December 6, 2010 the Company granted 230,000 free shares awards to officers and employees. On December 6, 2012 the Company issued 208,150 new shares related to this grant. On December 11, 2014, the Company issued 6 000 new shares related to this grant.

On December 7, 2011 the Company granted 200,000 free shares to officers and employees. On December 31, 2012 the Company issued 45,000 new shares related to this grant. On December 7, 2013 the Company issued 137,150 new shares related to this grant.

On December 10, 2012 the Company granted 189,700 free shares to officers and employees. On December 11, 2014 the Company issued 150,600 new shares related to this grant.

On December 12, 2013 the company granted 192,500 free shares to officers and employees.

On December 11, 2014 the company granted 188,300 free shares to officers and employees.

18.6.	Restricted Shares

On June 20, 2013, the shareholders of the Company authorized the issuance of 200,000 new shares that the Board of Directors was authorized to award and issue to any person or company who may sold or transfer to the Company asset(s), including any shares, representing immediately or overtime, their ownership or voting rights in any commercial enterprise. This authorization was granted for a term of eighteen (18) months. As of December 20, 2014, no shares have been issued as a result of this authorization.

18.7.	Accumulated other comprehensive income

The components of accumulated other comprehensive income is as follows:

	December 31,
(In thousands of U.S. dollars)	2013	2014

Foreign currency translation	10,815	(7,225)
Unrealized gain (loss) on marketable secuirities		(198)

Total	10,815	(7,423)

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.8.	Capital raise

During the twelve month period ended December 31, 2014, the Company issued 12,400,000 shares as a result of an underwritten public offering in March 2014. The offering price to the public was $9.75 per American Depositary Share, each representing one ordinary share (“ADS”), and included payment of a commission of $0.585 per ADS. Total increase in shareholders equity amounted to $115.2 million, including $113.6 million in net proceeds, ($0.7) million in issuance costs and $2.4 million in tax relief from issuance costs and underwriter commission.

In December 1,026,364 shares were acquired by Recipharm as a private placement. The offering price to Recipharm AB was $12.71 per American Depositary Share, each representing one ordinary share (“ADS”). Total net proceeds amounted to $13,049,000.

19.	Income taxes

Income (loss) before income taxes comprises the following:

	Year ended December 31,
(in thousands of U.S. dollars)	2012	2013	2014

France	(15,755)	(3,889)	(392)
United States	6,286	(53,864)	(89,939)
Total	$(9,469)	$(57,753)	$(90,331)

A reconciliation of income tax benefit (provision) computed at the French statutory rate (33.33%) and the US statutory rate (40%) to the income tax benefit is as follows:

	Year ended December 31,
(in thousands of U.S. dollars)	2012	2013	2014

Income tax benefit (provision) computed at the statutory rate (US & France)	2,737	22,842	36,106
Deferred Tax Allowance	(5,251)	(1,930)	(10,973)
Business Tax	(59)	(76)	(1,400)
Non Taxable remeasurement of fair value accounting of earn out	7,303	(9,592)	(22,326)
Total	$4,729	$11,244	$1,407

License fees, milestone and royalties payments may be subject to a withholding tax depending on the tax rules of the country in which the licensee is located. In December 2009, with effect from January 1, 2010 the French authorities abolished the previous business tax and introduced the "Contribution Economique Territoriale" comprised of two components. One of these components is based upon a measure of income and therefore results in income tax accounting. For the year ended December 31, 2012, 2013 and December 31, 2014 the amount of this component was $29,000, $76,000 and $1,400,000 respectively. The increase in business tax for the year ended December 31, 2014 is due to the taxable income generated from French based operations following the divestiture of the Pessac Facility and income generated from the sale of intellectual property to the Irish operations.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant components of the Company's deferred taxes consist of the following:

	December 31,
(In thousands of U.S. dollars)	2012	2013	2014

Deferred income tax assets:
Net taxable operating loss carry-forwards (not utilized)	65,657	81,769	66,167
Other deferred income tax assets	3,656	1,898	1,052
Valuation allowance	(64,356)	(69,940)	(57,980)
Net deferred income tax assets	4,957	13,728	9,238
Deferred income tax liabilities	(19,086)	(16,534)	(9,238)
Deferred income taxes, net	(14,130)	(2,806)	-

The Company has provided valuation allowances covering 100% of net deferred tax assets generated from its activities in France and US due to the Company's history of losses. As of December 31, 2012 and 2013, deferred tax assets have been recognized on losses from US operations to the extent of the deferred tax liabilities.

As of December 31, 2014, the Company had $142.2 million in French net operating losses carry-forwards. Annual utilization is normally limited to €1,000,000 plus fifty per cent (50%) of any taxable income in excess of this threshold. The net operating losses carry-forwards are forfeited on substantial change in operations. Substantial change in operations occurs when the following criteria are met:

•	Reduction of more than fifty per cent (50%) in revenues from one fiscal year to another,

•	Reduction of more than fifty per cent (50%) in the average employees employed or in the gross book value of assets from one fiscal year to another.

Following the divestiture of the Pessac Facility the above criteria were met for the French operations. However, the Company filed a request with the French tax administration in November 2014, in accordance with French tax legislation, to limit the forfeiture of the net operating losses carry-forwards to those pertaining to the Pessac Facility and to maintain the net operating losses carry-forwards pertaining to the R&D operations that remain in the French operations. The request was filed on the basis that the divestiture was part of a strategic shift in the Company operations to maintain the operations and employment related to the R&D operations in France and with an objective of becoming profitable. The Company expects to receive a response from the French tax administration in the next twelve months. The ability for the Company to carry forward net operating losses from French operations is deemed uncertain.

As of December 31, 2014, the Company had $46.9 million in US net operating losses carry-forwards which expire from 2030 to 2032, for which utilization of pre-acquisition tax losses of $4.9 million is limited to $1.8 million per year.

The decrease in available net operating losses carry-forwards in 2014 is due to taxable income from French operations in 2014 of $69.3 million, on which $35.3 million net operating losses have been utilized, offset by an increase in net operating losses from US operations of $10.2 million.

The French government provides tax credits to companies for spending on innovative R&D. These credits are recorded as an offset of R&D expenses (see note 5) and are credited against income taxes payable in each of the four years after being incurred or, if not so utilized, are recoverable in cash. As of December 31, 2014, Flamel had total net income tax payable of $7.6 million reflecting income tax payable of $11.7 million, offset by a research tax credit of $5.5 million and business tax payable of $1.5 million. The income tax will be paid in May 2015.

On December 16, 2014, Flamel transferred all of its intangible property from its French entity to its Irish-based entity as a part of a global reorganization. The intangible property includes patents on drug delivery platforms, clinical data sets and other intangible assets related to the pipeline of proprietary products in development. As of December 31, 2014, and as a result of the intra-entity transaction, an income tax expense has been deferred for $14.1 million, of which $1.0 million is classified as prepaid expenses and $13.1 million as a long term asset. The deferred tax expense will be amortized over the tax life of the asset which is 14.3 years, at a rate of 7% per year and result in tax relief of $9.7 million from 2015 to 2029. No deferred tax asset has been recognized on this intra-entity transaction.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014, Flamel had a research tax receivable of $5.9 million from the tax credit generated in 2011. In 2012, the Company obtained an advance from OSEO, a governmental agency supporting innovation, secured against the Research tax credit generated in fiscal year 2011(see Note 15.1). Generally, if these credits are not applied against future income taxes, they will be received as cash payments in the fourth year after the credit is earned.

The scheduled payments are shown in the following table:

(In thousands of U.S. dollars)	December 31,
2015	5,930
Total current portion	5,930

20.	Employee Retirement plans

In accordance with French law, post-retirement benefits for most of the Company’s employees are sponsored by the relevant government agencies in France. The Company’s liability with respect to these plans is generally limited to specific monthly payroll deductions. Consequently, there is no additional liability in connection with these plans. Expenses recognized for these plans were $815,000 in 2012, $701,000 in 2013, and $719,000 in 2014.

French law requires the Company to provide for the payment of a lump sum retirement indemnity to French employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. The Company’s benefit obligation was $2,142,000 and $2,350,000 as of December 31, 2013 and 2014, respectively. Any actuarial gains or losses are recognized in the income statement in the period when they occur.

In 2008, 2010 and 2013, the French Government reinforced legislation regarding an employer’s ability to make employees retire and the final age for retirement. As such the retirement indemnity has been calculated on the assumption of voluntary retirement and the impact on the benefit obligation was recognized as an actuarial loss.

The benefit obligation is calculated as the present value of estimated future benefits to be paid, using the following assumptions:

	2012	2013	2014
Average increase of salaries	3%	3%	3%
Discounted interest rate	3%	3.25%	1.49%
Turn over	actuarial standard and average of the last 5 years	actuarial standard and average of the last 5 years	actuarial standard and average of the last 5 years

Age of retirement	60 to 65 years actuarial standard based on age and professional status	60 to 65 years actuarial standard based on age and professional status	60 to 65 years actuarial standard based on age and professional status

Changes in the funded status of the benefit plans were as follows:

	December 31,
In thousands of U.S. dollars	2013	2014

Benefit obligations at beginning of year	1,159	2,142
Service cost	1,106	99
Interest cost	36	36
Plan amendments	-	-
Benefits paids	-	(87)
Actuarial loss (gain)	(233)	460
Exchange rate changes	74	(300)
Benefit obligations at end of year	2,142	2,350

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company does not have a funded benefit plan and the lump sum retirement indemnity is accrued on the balance sheet as a liability.

The future expected benefits to be paid over the next five years and for the five years thereafter is as follows:

Future expected payment of benefits:	Year Ending:
In thousands of U.S. dollars
	12/31/2015	55
	12/31/2016	-
	12/31/2017	-
	12/31/2018	-
	12/31/2019	12
	Next 5 Years	150

In the United States, the Company previously sponsored a defined contribution retirement plan for certain employees located in the United States. The contribution is the lesser of 25% of an employee’s wages or $49,000 in 2012. The Company made and accrued contributions of approximately $140,000 in 2012.

21.	Fair value of financial instruments:

At December 31, 2013 and 2014, the carrying values of financial instruments such as cash and cash equivalents, trade receivables and payables, other receivables and accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments.

As noted in Note 9, the company calculates fair value for its marketable securities based on quoted market prices for identical assets and liabilities which represents Level 1 of ASC 820-10 fair value hierarchy.

At December 31, 2013 and 2014 the fair value of long-term debt and long term receivables was comparable with their carrying values.

The following table presents information about the Company securities based on quoted market prices for identical assets and liabilities for 2014 and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value.

In thousands of U.S. Dollars	Net Carrying Value as of	Fair Value Measured and Recorded Using			Operational Gain (losses) recognized in	Financial Gain (losses) recognized in
	December 31, 2014	Level 1	Level 2	Level 3	earnings	earnings	Total

Assets
Cash and cash equivalent	39,760	39,760	-	-	-	-	-
Marketable securities	53,074	53,074	-	-	-	547	547
Total					-	547	547
Liabilities
Acquisition liability contingent consideration (a)	70,112	-	-	70,112	(33,445)	-	(33,445)
Acquisition liability note (b)	-	-	-	-	(3,013)	-	(3,013)
Acquisition liability warrant consideration (c)	34,542	-	-	34,542	(24,045)	-	(24,045)
Deerfield Royalty Agreement (d)	6,837			6,837	-	(2,386)	(2,386)
Broadfin Royalty Agreement (e)	3,259			3,259	-	(1,139)	(1,139)
Total					(60,503)	(3,525)	(64,028)

The following table presents information about the Company securities based on quoted market prices for identical assets and liabilities for 2013 and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value.

(in thousands)	Net Carrying Value as of	Fair Value Measured and Recorded Using			Operational Gain (losses) recognized in	Financial Gain (losses) recognized in
	December 31, 2013	Level 1	Level 2	Level 3	earnings	earnings	Total
Assets
Cash and cash equivalent	6,636	6,636	-	-	-	-	-
Marketable securities	401	401	-	-	-	-	-

Liabilities
Acquisition liability contingent consideration (a)	37,991	-	-	37,991	(14,768)	-	(14,768)
Acquisition liability note (b)	10,405	-	-	10,405	(5,027)	-	(5,027)
Acquisition liability warrant consideration (c)	10,497	-	-	10,497	(8,340)	-	(8,340)
Deerfield Royalty Agreement (d)	4,590			4,590	-	(1,991)	(1,991)
Broadfin Royalty Agreement (e)	2,187			2,187	-		-
Total					(28,135)	(1,991)	(30,126)

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the financial instruments in connection with the acquisition of Éclat (see note 2 Business Combinations) are estimated as follows:

(a)	Acquisition liability deferred consideration: the fair value is estimated using a discounted cash flow model based on probability adjusted projected annual gross profit of each of the products which formed the project portfolio at the time of acquisition of Éclat Pharmaceuticals (Note 16 Long Term Debt). The fair value of the deferred consideration will change over time in accordance with the changes in market conditions and thus business plan projections as the relate to market size, market share, product pricing, competitive landscape, gross profit margins expected for each of the products.

(b)	Acquisition liability Note: the Company uses a probability-weighted discounted cash flow model (see note 16 Long Term Debt).

(c)	Acquisition liability warrant consideration: the Company uses a Black-Scholes option pricing model. The fair value of the warrant consideration will change over time depending on the volatility and share price at balance sheet date (see note 16 Long Term Debt).

(d)	Deerfield Royalty Agreement: the fair value is estimated using a discounted cash flow model based on probability adjusted projected annual net sales of each of the products which may be approved and sold by Éclat Pharmaceuticals (see Note 16 Long Term Debt).

(e)	Broadfin Royalty Agreement: the fair value is estimated using a discounted cash flow model based on probability adjusted projected annual net sales of each of the products which may be approved and sold by Éclat Pharmaceuticals (see Note 16 Long Term Debt).

The following tables provide a reconciliation of fair value for which the Company used Level 3 inputs:

Acquisition
Liabilities
Liability recorded upon acquisition	$(50,927)
Operational gain (loss) recognized in earnings for fiscal year 2012	18,993
Operational gain (loss) recognized in earnings for fiscal year 2013	(28,135)
Payment deferred consideration (Hycet)	841
Payment interest on acquisition liability note	335
Net carrying value at January 1, 2014	$(58,893)

Operational gain (loss) recognized in earnings for fiscal year 2014	(60,503)
Reimbursment of acquisition liability note	12,000
Payment of interest on acquisition liability note	1,389
Payment of deferred consideration	1,354
Net carrying value at December 31, 2014	$(104,653)

	Deerfield Royalty	Broadfin Royalty
	Agreement	Agreement
Liability recorded upon execution of Agreeement	$(2,600)	$(2,187)
Interest expense recognized in earnings for fiscal year 2013	(1,990)	-
Interest expense recognized in earnings for fiscal year 2014	(2,386)	(1,139)
Payment of Royalty	140	67
Net carrying value at December 31, 2014	$(6,837)	$(3,259)

The acquisition liabilities, consisting of the note, warrants and deferred consideration, and the Deerfield and Broadfin Royalty agreements all of which are classified as long-term debt, are measured at fair value and the income or expense may change significantly as assumptions regarding the valuations and probability of successful development and approval of products in development vary.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.	Commitments and Contingencies

22.1.	Operating leases

The Company leases its facilities and certain equipment under non-cancelable operating leases, which expire through 2016. Future minimum lease payments under operating leases due for the fiscal years ending December 31, 2014 are as follows:

In thousands of U.S. Dollars	December 31,
2015	841
2016	177
TOTAL	1,018

Rental expense for the years ended December 31, 2012, 2013 and 2014 was approximately $863,000, $759,000 and $844,000, respectively.

22.2.	Litigation

While we may be engaged in various claims and legal proceedings in the ordinary course of business, we are not involved (whether as a defendant or otherwise) in and we have no knowledge of any threat of, any litigation, arbitration or administrative or other proceeding that management believes will have a material adverse effect on our consolidated financial position or results of operations.

22.3.	Purchase Commitments

The Company has commitments to purchase to acquire services from Recipharm Pessac for a total of $22.5 million for a five year period commencing January 1, 2015 (see Note 6 Discontinued Operations) and to purchase one batch per year for the next five years of the generic pharmaceutical product it markets for $46,000 per year.

23.	Industry and geographic information

The Company operates in one segment, the development and commercialization of pharmaceutical products, including controlled-release therapeutic products based on its proprietary polymer based technology.

Operations outside of France consist principally of the operations of Éclat Pharmaceuticals acquired in March 2012 which had sales amounting to $560,000 in 2012; $983,000 in 2013 and $11,920,000 in 2014 (see note 4 product sales).

Revenues by geographic location of customers are as follows:

(in thousands of U.S. dollars)	As of December 31,
	2012	2013	2014
Revenues
USA	3,894	3,368	14,302
Europe	3,640	811	473
Total Revenues	7,534	4,179	14,775

The following is a summary of long-lived assets by geographic location:

(in thousands of U.S. dollars)		As of December 31,
	2012	2013	2014

Long-lived assets:
USA	$60,260	$58,868	$47,077
France	$31,966	$2,307	$1,703
Total long-lived assets	$92,226	$61,175	$48,780

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24.	Related Party Transactions

In March 2012, we acquired, through our wholly owned subsidiary Flamel US Holdings, all of the membership interests of Éclat from Éclat Holdings, an affiliate of Flamel’s largest shareholder Deerfield Capital L.P., see “note 2 - Business Combinations”. The consideration consisted of a $12 million senior, secured six-year note that is guaranteed by us and our subsidiaries and secured by the equity interests and assets of Éclat, two warrants to purchase a total of 3,300,000 ADSs of Flamel and commitments to make earnout payments of 20% of any gross profit generated by certain Éclat products and 100% of the gross profit generated by our former product Hycet®, up to a maximum of $1 million, which we sold in 2013. The $12 million senior note was repaid in full in March 2014 using the net proceeds from our public sale of ADSs and the Hycet asset was disposed of in November 2013. Upon closing of the acquisition, Mr. Anderson, the Chief Executive Officer of Éclat, was appointed Chief Executive Officer of Flamel. Mr. Anderson retains a minority interest in Éclat Holdings, (now renamed Breaking Stick Holdings, LLC), and does not have the ability to control this entity by virtue of his minority interest. The senior secured note was repaid in full in March 2014 (see also note 16. Long Term debt).

On February 4, 2013, we entered into a Facility Agreement (the “Deerfield Facility”), through Flamel US with Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P. (together, the “Deerfield Entities”) providing for debt financing of $15 million by the Deerfield Entities (the “Loan”). The loan was repaid in full in March 2014 using the net proceeds from our public sale of ADSs. The Deerfield Facility was subject to certain limitations, and allowed us to use the funds for working capital, including continued investment in our R&D projects. Interest accrued at 12.5% per annum to be paid quarterly in arrears, commencing on April 1, 2013. Pursuant to the Deerfield Facility, we were required to pay the Deerfield Entities a fee of $112,500 for entering into the transaction and to reimburse the Deerfield Entities for legal costs and expenses incurred in effecting the transaction.

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

On December 3, 2013, we and certain of our U.S. subsidiaries entered into a Facility Agreement (the “Broadfin Facility”) with Broadfin Healthcare Master Fund, Ltd. (“Broadfin”) providing for loans by Broadfin in an aggregate amount not to exceed $15.0 million. The loans under the Facility and the obligations under the Royalty agreement were secured by a first priority security interest in intellectual property associated with our Medusa technology and a junior lien on substantially all of the assets of the borrowers, which were previously pledged in connection with the Deerfield Facility, the Royalty Agreement and the notes issued in connection with the Éclat acquisition. In addition, we agreed to grant a junior lien on certain equipment located in France, if such equipment is pledged under the Deerfield Facility and/or the Éclat note.

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

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25.	Post Balance Sheet Events

On January 15, 2015, the Wholesale Acquisition Cost (“WAC”) for Bloxiverz® was increased to $98.75 per vial from $35.80 subsequent to the approval by the FDA of APP’s NDA for neostigmine methylsulfate product. The price increase is effective on contract prices with hospitals and GPOs 30 days after announcement of the increased WAC. Due to arrangements in place with wholesalers, wholesalers will receive a chargeback in the amount of $19.0 million for units sold by the wholesalers for the period from January 16 to February 15, 2015, which will be recognized as a reduction in revenue for the three-month period ended March 31, 2015.

INCORPORATION BY REFERENCE

As provided by in the Company’s Registration Statements on Form F-3, as filed with the Securities and Exchanges Commission on September 18, 2012 and February 12, 2014, each as subsequently amended; this Annual Report on Form 20-F is being incorporated by reference into such registration statement.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FLAMEL TECHNOLOGIES S.A.
(Registrant)

/s/ Michael S. Anderson

Michael S. Anderson
Chief Executive Officer
Date: April 30, 2015

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Revised Statuts or ByLaws of the Company (Filed herewith)
2.1	Amended and Restated Deposit Agreement among Flamel, The Bank of New York, as Depositary, and holders from time to time of American Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt) (2)
4.1*	Note Agreement among Flamel Technologies S.A., Flamel US Holdings, Inc. and Éclat Holdings, LLC, dated March 13, 2012 (3)
4.2	Guaranty of Note made by Flamel Technologies S.A. in favor of Éclat Holdings, LLC, dated March 13, 2012 (3)
4.3	Warrant to purchase 2,200,000 American Depositary Shares, each representing one Ordinary Share of Flamel Technologies S.A. (3)
4.4	Warrant to purchase 1,100,000 American Depositary Shares, each representing one Ordinary Share of Flamel Technologies S.A. (3)
4.5	Registration Rights Agreement between Flamel Technologies S.A. and Éclat Holdings, LLC, dated March 13, 2012 (3)
4.6	Facility Agreement among Flamel US Holdings, Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P dated December 31, 2012 (1)
4.7*	Royalty Agreement among Eclat Pharmaceuticals LLC, Horizon Santé FLML, Sarl and Deerfield Private Design Fund II, L.P dated December 31, 2012 (1)
4.8*	Security Agreement between Éclat Pharamaceuticals, LLC and Deerfield Private Design Fund II, L.P. and Horizon Santé FLML, Sarl, dated February 4, 2013 (1)
4.9	Broadfin Facility Agreement, effective as of December 3, 2013 (5)
4.10*	Broadfin Royalty Agreement, dated as of December 3, 2013 (5)
4.11	Asset Purchase Agreement by and among Flamel Technologies and Recipharm Pessac, dated November 26, 2014 (filed herewith)
4.12	Master Agreement on Supply of Services and Products by and between Flamel Technologies and Recipharm Pessac, dated December 1, 2014 (filed herewith)
4.13	Service Agreement by and between Flamel Technologies and Recipharm Pessac, dated December 1, 2014 (filed herewith)
4.14	Supply Agreement by and between Flamel Technologies and Recipharm Pessac, dated December 1, 2014 (filed herewith)
4.15*	Membership Interest Purchase Agreement by and among Éclat Holdings LLC., Éclat Pharmaceuticals LLC., Flamel Technologies S.A., and Flamel US Holdings Inc., dated March 13, 2012 (filed herwith)
8.1	List of Subsidiaries (Filed herewith)
11.1	Code of Ethics for CEO (Directeur Général), Delegated Managing Directors (Directeurs Généraux Délégués) and Senior Financial Officers (4)
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith)
13.1	Certification of the Chief Executive Officer pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Furnished herewith)
13.2	Certification of the Principal Financial Officer pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Furnished herewith)
23.1	Consent of PricewaterhouseCoopers Audit (Filed herewith)
101.1NS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document

(1)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013.
(2)	Incorporated by reference to the Company’s registration statement on Form F-6 filed February 12, 2014, as amended (No. 333-193892).
(3)	Incorporated by reference to the Company’s Current Report on Form 6-K, filed March 21, 2012.
(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on April 26, 2004.
(5)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, filed on April 30, 2014
*	Confidential treatment has been requested for the redacted portions of this agreement. A complete copy of the agreement, including the redacted portions, has been filed separately with the Securities and Exchange Commission.

The Registrant undertakes to provide to each shareholder requesting the same a copy of each exhibit referred to herein upon payment of a reasonable fee limited to the Registrant’s reasonable expenses in furnishing such exhibit.