Form 20-F/A
period 2014-12-31
FLAMEL TECHNOLOGIES SA
filed 2015-10-01
CIK 1012477

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

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-28508

FLAMEL TECHNOLOGIES S.A.

(Exact name of Registrant as specified in its charter)

Republic of France
(Jurisdiction of incorporation or organization)

Parc Club du Moulin à Vent

33, avenue du Docteur Georges Levy

69200 Vénisseux France
(Address of principal executive offices)

Phillandas T. Thompson

Senior Vice President and General Counsel

Parc Club du Moulin à Vent

33, avenue du Docteur Georges Levy

69200 Vénissieux France

Fax: +33 472 78 34 35

Tel: +33 472 78 34 34

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value 0.122 Euros per share, represented by American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Ordinary Share	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

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

Yes ☒ No ☐

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐ Accelerated Filer ☒ Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards ☐ as issued by the International Accounting Standards Board	Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐ No ☒

2

EXPLANATORY NOTE

Flamel Technologies S.A. is filing this Amendment No. 1 to its annual report on Form 20-F for the fiscal year ended December 31, 2014 (the “2014 Form 20-F”), which was originally filed with the Securities and Exchange Commission on April 30, 2015 (the “Original Filing”), for the sole purposes of:

(a) Amending Page F-5 of Item 18 of the Original Filing to include a column that presents the consolidated comprehensive income for the year ended December 31, 2012 in the Consolidated Statements of Comprehensive Income. The column for the year ended December 31, 2012 was inadvertently omitted from Page F-5 of Item 18 of the Original Filing. In accordance with Rule 12b-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the complete text of Item 18 (i.e., the entire financial statements) as amended is being filed herewith;

(b) correcting a typographical error on page F-3 of Item 18 of the Original Filing to delete an extra zero (“0”) within the descriptive caption of the line item for ordinary shares. As noted in item (a) above, the complete text of Item 18 as amended is being filed herewith;

(c) Filing a Consent of the independent registered public accounting firm, as Exhibit 23.1, to reference the accountants’ report that appears with the financial statements being filed herewith as described in items (a) and (b) above. The Consent being filed herewith also corrects the typographical error contained in the Consent that was attached to the Original Filing as Exhibit 23.1; such original Consent inadvertently referred to the accountants’ report which appears in the Original Filing as being dated April 30, 2014 whereas such accountants’ report was actually dated April 30, 2015; and

(d) In accordance with Rule 12b-15 under the Exchange Act, to include as exhibits the new certifications required by Rule 13a-14(a) under the Exchange Act.

This Amendment No. 1 speaks as of April 30, 2015, which was the filing date of the 2014 Form 20-F. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in the 2014 Form 20-F as filed in the Original Filing, or reflect any events that have occurred after the date of the Original Filing.

3

ITEM 18. Financial Statements

The following financial statements, together with the reports of Independent registered public accounting firm thereon, are filed as part of this Annual Report:

See pages F-1 through F-41

The Registrant undertakes to provide to each shareholder requesting the same a copy of each exhibit referred to herein upon payment of a reasonable fee limited to the Registrant’s reasonable expenses in furnishing such exhibit.

ITEM 19. Exhibits

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Revised Statuts or ByLaws of the Company (6)
2.1	Amended and Restated Deposit Agreement among Flamel, The Bank of New York, as Depositary, and holders from time to time of American Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt) (2)
4.1*	Note Agreement among Flamel Technologies S.A., Flamel US Holdings, Inc. and Éclat Holdings, LLC, dated March 13, 2012 (3)
4.2	Guaranty of Note made by Flamel Technologies S.A. in favor of Éclat Holdings, LLC, dated March 13, 2012 (3)
4.3	Warrant to purchase 2,200,000 American Depositary Shares, each representing one Ordinary Share of Flamel Technologies S.A. (3)
4.4	Warrant to purchase 1,100,000 American Depositary Shares, each representing one Ordinary Share of Flamel Technologies S.A. (3)
4.5	Registration Rights Agreement between Flamel Technologies S.A. and Éclat Holdings, LLC, dated March 13, 2012 (3)
4.6	Facility Agreement among Flamel US Holdings, Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P dated December 31, 2012 (1)
4.7*	Royalty Agreement among Eclat Pharmaceuticals LLC, Horizon Santé FLML, Sarl and Deerfield Private Design Fund II, L.P dated December 31, 2012 (1)
4.8*	Security Agreement between Éclat Pharamaceuticals, LLC and Deerfield Private Design Fund II, L.P. and Horizon Santé FLML, Sarl, dated February 4, 2013 (1)
4.9	Broadfin Facility Agreement, effective as of December 3, 2013 (5)
4.10*	Broadfin Royalty Agreement, dated as of December 3, 2013 (5)
4.11	Asset Purchase Agreement by and among Flamel Technologies and Recipharm Pessac, dated November 26, 2014 (6)
4.12	Master Agreement on Supply of Services and Products by and between Flamel Technologies and Recipharm Pessac, dated December 1, 2014 (6)

4

Exhibit	(Continued)
Number	Description

4.13	Service Agreement by and between Flamel Technologies and Recipharm Pessac, dated December 1, 2014 (6)
4.14	Supply Agreement by and between Flamel Technologies and Recipharm Pessac, dated December 1, 2014 (6)
4.15*	Membership Interest Purchase Agreement by and among Éclat Holdings LLC., Éclat Pharmaceuticals LLC., Flamel Technologies S.A., and Flamel US Holdings Inc., dated March 13, 2012 (6)
8.1	List of Subsidiaries (6)
11.1	Code of Ethics for CEO (Directeur Général), Delegated Managing Directors (Directeurs Généraux Délégués) and Senior Financial Officers (4)
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith)
13.1	Certification of the Chief Executive Officer pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Furnished herewith)
13.2	Certification of the Principal Financial Officer pursuant to USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Furnished herewith)
23.1	Consent of PricewaterhouseCoopers Audit (Filed herewith)
101.1NS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document

5

(1)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013.
(2)	Incorporated by reference to the Company’s registration statement on Form F-6 filed February 12, 2014, as amended (No. 333-193892).
(3)	Incorporated by reference to the Company’s Current Report on Form 6-K, filed March 21, 2012.
(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on April 26, 2004.
(5)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, filed on April 30, 2014.
(6)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, filed on April 30, 2015.
*	Confidential treatment has been requested for the redacted portions of this agreement. A complete copy of the agreement, including the redacted portions, has been filed separately with the Securities and Exchange Commission.

6

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

Lyon, France, April 30, 2015

PricewaterhouseCoopers Audit

Represented by
/s/ Nicolas Brunetaud
Nicolas Brunetaud

Flamel Technologies S.A.

Consolidated Balance Sheets

(Amounts in thousands of dollars except share data)

		December 31,
	Note	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	8	$6,636	$39,760
Marketable securities	9	401	53,074
Accounts receivable (net of allowance of $144 and $127 at December 31, 2013 and 2014 respectively)		6,204	1,679
Inventory	10	2,410	6,729
Research and development tax credit receivable current portion	19	14,139	5,932
Prepaid expenses and other current assets	11	2,481	4,418
Total current assets from continuing operations		$32,271	$111,592
Total current assets from Assets held for sale	6	$1,352	$730

Goodwill	13	18,491	18,491
Property and equipment, net	12	2,391	1,776
Intangible assets, net	13	40,139	28,389
Other assets:
Income tax deferred charge	19		13,102
Research and development tax credit receivable less current portion	19	6,410	-
Other long-term assets from continuing operations		154	125
Total long-term assets from continuing operations		$67,585	$61,883
Total long term from assets held for sale	6	$15,044	$0
Total assets including "assets held for sale"		$116,252	$174,205

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	16 - 24	19,194	42,332
Current portion of capital lease obligations		16	13
Accounts payable		5,099	8,024
Deferred revenue	4	1,264	1,336
Advances from customers		116	-
Accrued expenses	14	6,527	5,667
Other current liabilities	15	7,478	5,659
Income tax payable	19	-	7,643
Total current liabilities from continuing operations		39,694	70,674
Total current liabilities from liabilities held for sale		901	168

Long-term debt, less current portion	16	66,320	76,135
Capital lease obligations, less current portion		15	-
Deferred tax liabilities	19	2,806	-
Other long-term liabilities	15-20	8,314	2,333
Total long-term liabilities from continuing operations		77,455	78,468
Total long-term liabilities from liabilities held for sale		7,714	0

Shareholders' equity :
Ordinary shares: 25,612,550 issued and outstanding at December 31, 2013 and 40,191,264 at December 31, 2014 (shares authorised 52,683,254) at nominal value of 0.122 euro	18	3,746	6,188
Additional paid-in capital		211,473	346,582
Accumulated deficit		(235,546)	(320,452)
Accumulated other comprehensive income (loss)		10,815	(7,423)
Total shareholders' equity		(9,512)	24,895
Total Liabilities and shareholder's equity including held for sale		$116,252	$174,205

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

The accompanying notes are an integral part of the Consolidated Financial Statements

Flamel Technologies S.A.

Consolidated STATEMENTs OF COMPREHENSIVE INCOME

(Amounts in thousands of dollars except share data)

	Year Ended December 31,
	2012	2013	2014

Net loss	$(3,228)	$(42,925)	$(84,906)
Other comprehensive income (loss):
Net foreign currency translation gain (loss)	196	561	(18,040)
Unrealized gain (loss) on Marketable Securities			(198)

Other comprehensive income (loss), net of tax	196	561	(18,238)
Comprehensive loss	$(3,032)	$(42,364)	$(103,144)

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on its behalf.

FLAMEL TECHNOLOGIES S.A.

By:	/s/ Michael S. Anderson
Michael S. Anderson
Chief Executive Officer
Dated October 1, 2015